Form 20-F
STATOIL ASA
filed 2007-03-20
CIK 1140625

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

_	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 OR
_	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) OR
_	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________

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

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None

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

Terms and Measurements relating to the Oil and Gas Industry

PART I

Item 1 Identity of Directors, Senior Management and Advisors

Item 2 Offer Statistics and Expected Timetable

Item 3 Key Information

Selected Financial Data

Exchange Rates

Dividends

Risk Factors

Forward-Looking Statements

Statements Regarding Competitive Position

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

Solely for the convenience of the reader, the financial data for the twelve months ended December 31, 2006 has been translated into U.S. dollars at the rate of NOK 6.2287 to USD 1.00, the noon buying rate on December 29, 2006. The financial data has been derived from our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

(in million, except per share amounts)	Year ended December 31,
	2006		2005	2004	2003	2002
	NOK	USD	NOK	NOK	NOK	NOK
Income Statement
Revenues:
Sales	423,528	67,996	384,653	299,015	244,817	238,845
Equity in net income (loss) of affiliates	410	66	1,090	1,209	616	352
Other income	1,228	197	1,668	1,219	207	1,250
Total revenues	425,166	68,259	387,411	301,443	245,640	240,447
Expenses:
Cost of goods sold	(239,544)	(38,458)	(230,721)	(184,234)	(146,832)	(145,365)
Operating expenses	(34,320)	(5,510)	(30,243)	(27,258)	(26,569)	(28,229)
Selling, general and administrative expenses	(6,990)	(1,122)	(7,189)	(5,720)	(4,845)	(4,646)
Depreciation, depletion and amortization	(21,767)	(3,495)	(20,962)	(17,318)	(16,151)	(16,732)
Exploration expenses	(5,664)	(909)	(3,253)	(1,828)	(2,370)	(2,410)
Total expenses before financial items	(308,285)	(49,494)	(292,368)	(236,358)	(196,767)	(197,382)
Income before financial items, other items, income taxes and minority interest	116,881	18,765	95,043	65,085	48,873	43,065

Net financial items	4,814	773	(3,512)	5,755	1,417	8,267
Other items	0	0	0	0	(6,025)	0
Income before income taxes and minority interest	121,695	19,538	91,531	70,840	44,265	51,332

Income taxes	(80,360)	(12,902)	(60,036)	(45,419)	(27,422)	(34,333)
Minority interest	(720)	(116)	(765)	(505)	(289)	(153)
Net income	40,615	6,521	30,730	24,916	16,554	16,846
Ordinary and diluted earnings per share (1)	18,79	3,02	14.19	11.50	7.64	7.78
Dividend paid per share (2)	9.12	1.71	8.20	5.30	2.95	2.90

(1) The weighted average number of shares outstanding was 2,161,028,202, 2,165,740,054, 2,166,142,636, 2,166,143,693 and 2,165,422,239 in 2006, 2005, 2004, 2003 and 2002, respectively.
(2) See Item 8–Financial Information–Dividend Policy and Item 3–Key Information–Dividends below for a description of how dividends are determined and share repurchases. See also Item 16E–Purchases of Equity Securities by the Issuer and Affiliated Purchasers for details on the share repurchases.

(in million)	At December 31,
	2006		2005	2004	2003	2002
	NOK	USD	NOK	NOK	NOK	NOK
Balance Sheet
Assets:
Cash and cash equivalents	7,367	1,183	7,025	5,028	7,316	6,702
Short-term investments	1,031	166	6,841	11,621	9,314	5,289
Accounts receivable	41,273	6,627	42,816	31,007	29,935	33,623
Inventories	11,872	1,906	8,369	6,858	4,894	5,349
Prepaid expenses and other current assets	15,538	2,495	12,815	11,710	8,801	8,275
Total current assets	77,081	12,375	77,866	66,224	60,260	59,238

Investments in affiliates	4,917	790	4,352	10,258	10,944	9,568
Long-term receivables	6,855	1,101	9,618	8,070	14,111	6,968
Net properties, plants and equipments	209,601	33,656	180,669	151,993	125,720	121,569
Other assets	17,014	2,732	16,474	11,698	10,565	8,087
TOTAL ASSETS	315,468	50,647	288,979	248,243	221,600	205,430
Liabilities and Shareholders’ Equity:
Short-term debt	5,515	885	1,529	4,730	4,287	4,323
Accounts payable	22,373	3,592	22,518	18,893	17,832	19,482
Accounts payable – related parties	7,551	1,212	9,766	5,621	6,114	5,649
Accrued liabilities	12,148	1,950	14,030	12,937	11,665	11,779
Income taxes payable	30,219	4,852	29,752	19,119	17,664	18,340
Total current liabilities	77,806	12,492	77,595	61,300	57,562	59,573
Long-term debt	30,271	4,860	32,564	31,351	32,991	32,805
Deferred income taxes	44,987	7,223	43,314	44,233	37,815	43,129
Other liabilities	38,711	6,215	27,370	24,713	21,575	11,356
Total liabilities	191,775	30,790	180,843	161,597	149,943	146,863
Minority interest	1,465	235	1,492	1,616	1,483	1,550

Common stock (NOK 2.50 nominal value) (1)	5,415	869	5,474	5,474	5,474	5,474
Treasury shares (2)	(54)	(9)	(156)	(60)	(59)	(59)
Additional paid-in capital	33,761	5,421	37,305	37,273	37,728	37,728
Retained earnings	88,262	14,172	65,401	46,153	27,627	17,355
Accumulated other comprehensive income	(5,156)	(828)	(1,380)	(3,810)	(596)	(3,481)
Total shareholders’ equity	122,228	19,626	106,644	85,030	70,174	57,017

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	315,468	50,647	288,979	248,243	221,600	205,430

(1) The number of shares authorized and issued was 2,189,585,600 prior to the cancellation of 23,441,885 treasury shares in 2006. The number of shares authorized and issued was 2,166,143,715 as at year-end 2006.

(2) The number of treasury shares at year-end in each of the five years presented was 21,399,616; 24,208,212; 23,452,876; 23,441,885 and 23,441,885 in 2006, 2005, 2004, 2003 and 2002, respectively.

	Year ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges (1)	23.5	22.9	24.5	14.1	12.1

(1) Based on USGAAP. For the purpose of these ratios, earnings consist of the income before (i) tax, (ii) minority interest, (iii) amortization of capitalized interest and (iv) fixed charges (which have been adjusted for capitalized interest) and after adjustment for unremitted earnings from equity accounted entities.  Fixed charges consist of interest (including capitalized interest) and estimated interest within operating leases.

Other financial information	Year ended December 31,
	2006	2005	2004	2003	2002
Net debt to capital employed (GAAP basis) (1)	18.1%	15.8%	18.3%	22.4%	30.0%
Net debt to capital employed (2)	16.8%	15.1%	18.9%	22.6%	28.7%
After-tax return on average capital employed (GAAP basis) (3)	26.8%	27.6%	23.7%	18.6%	14.7%
After-tax return on average capital employed (4)	27.1%	27.6%	23.5%	18.7%	14.9%

(1) As calculated according to GAAP. Net debt to capital employed is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and short-term investments. Capital employed is net debt, shareholders’ equity and minority interest.
(2) As adjusted. In order to calculate the net debt to capital employed ratio that our management makes use of internally and which we report to the market, we make adjustments to capital employed as it would be reported under GAAP to adjust for project financing exposure that does not correlate to the underlying exposure (adjustments amounted to NOK 2,443 million in 2006, NOK 2,623 million in 2005, NOK 2,209 million in 2004, NOK 1,500 million in 2003 and NOK 1,567 million in 2002) and to add into the capital employed measure interest-bearing elements which are classified together with non-interest-bearing elements under GAAP of NOK 1,783 million in 2005, NOK 2,995 million in 2004 and NOK 1,758 million in 2003, with no corresponding adjustments in 2006 or 2002. See Item 5-Operating and Financial Review and Prospects-Use and Reconciliation of Non-GAAP Financial Measures for a reconciliation of capital employed and a description of why we make use of this measure.
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

Implementation of International Financial Reporting Standards (IFRS)
Norwegian and EU regulations require that companies currently using internationally accepted accounting standards as their primary financial reporting standards adopt IFRS by 2007 for the Consolidated Financial Statements. Statoil will adopt IFRS as its primary accounting principle as from January 1, 2007 and will consequently report on the first quarter of 2007 according to IFRS.

The implementation of IFRS will be based on the rules as they are in 2007. There are still certain areas and details that have yet to be finally clarified according to IFRS. The accounting differences will also be affected by the final choices to be made by Statoil of the options available according to IFRS 1 (First-time Adoption of International Financial reporting Standards).

Statoil is currently in the process of evaluating the accounting differences between U.S. GAAP and IFRS. Based on our assessment, the most significant identified differences between U.S. GAAP and IFRS relate to calculation of abandonment and removal liabilities, LIFO accounting for inventories, measurement of long term financial assets, accounting for exchanges of similar assets, and presentation of derivatives. First time application of IFRS will lead to some accounting differences which will be charged directly to equity. The preliminary assessments are based on current IFRS standards and interpretations and the preliminary choices Statoil has made under IFRS 1.

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

Production	Year ended December 31,
	2006	2005	2004
Norway:
Crude oil (mmbbls) (1)	194	205	229
Natural gas (bcf)	893	865	751
Natural gas (bcm)	25.3	24.5	21.3
Combined oil and gas (mmboe)	353	359	363

International:
Crude oil (mmbbls) (1)	54	52	37
Natural gas (bcf)	59	87	31
Natural gas (bcm)	1.7	2.5	0.9
Combined oil and gas (mmboe)	65	67	42

Total:
Crude oil (mmbbls) (1)	248	257	265
Natural gas (bcf)	955	953	781
Natural gas (bcm)	27.1	27.0	22.1
Combined oil and gas (mmboe)	418	427	405

(1) Crude oil includes natural gas liquids (NGL) and condensate production. NGL includes both LPG and naphtha.

Sales Volume Information
In addition to our own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State’s share in production licenses, known as the State’s direct financial interest, or SDFI, together with our own production. For additional information see Item 7–Major Shareholders and Related Party Transactions. The following table sets forth SDFI and Statoil sales volume information for crude oil and natural gas, as applicable, for the periods indicated. The SDFI volumes shown below include royalty oil we sell on behalf of the Norwegian State. The payment of royalty obligations on the NCS was abolished on December 31, 2005. The Statoil natural gas sales volumes include equity volumes sold by Natural Gas, natural gas volumes sold by International E&P and ethane volumes.

Sales Volumes	Year ended December 31,
	2006	2005	2004
Statoil: (1)
Crude oil (mmbbls) (2)	248	256	261
Natural gas (bcf)	953	953	781
Natural gas (bcm) (3)	27.0	27.0	22.1
Combined oil and gas (mmboe)	418	426	400
Third party volumes: (4)
Crude oil (mmbbls)(2)	207	229	220
Natural gas (bcf)	109	93	139
Natural gas (bcm) (3)	3.1	2.6	3.9
Combined oil and gas (mmboe)	226	245	244
SDFI assets owned by the Norwegian State (including royalty):
Crude oil (mmbbls) (2)	250	281	318
Natural gas (bcf)	1,168	1,116	1,069
Natural gas (bcm) (3)	33.1	31.6	30.3
Combined oil and gas (mmboe)	458	480	508
Total:
Crude oil (mmbbls) (2)	705	768	796
Natural gas (bcf)	2,230	2,079	1,985
Natural gas (bcm) (3)	63.0	58.9	56.2
Combined oil and gas (mmboe)	1,102	1,138	1,150

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

Year ended December 31,	Low	High	Average	End of Period
2002	6.9375	9.1110	7.9253	6.9375
2003	6.6440	7.6560	7.0627	6.6660
2004	6.0551	7.1408	6.7241	6.0794
2005	6.0667	6.8023	6.4591	6.7444
2006	5.9869	6.8490	6.3582	6.2287

The table below shows the high and low noon buying rates for each month during the six months prior to the date of this Annual Report on Form 20-F.

Year 2006	Low	High
September	6.3350	6.6007
October	6.5320	6.7802
November	6.1522	6.5019
December	6.0932	6.2760
Year 2007
January	6.1809	6.4728
February	6.2750	6.1115
March (up to and including March 12)	6.1347	6.2500

Year 2006	Low	High
January	6.5242	6.7483
February	6.6416	6.8490
March (up to and including March 24)	6.5276	6.7340

On March 12, 2007 the noon buying rate for Norwegian kroner was USD 1.00 = 6.1347 NOK

Fluctuations in the exchange rate between the Norwegian kroner and the U.S. dollar will affect the U.S. dollar amounts received by holders of American Depositary Shares (ADSs) on conversion of dividends, if any, paid in Norwegian kroner on the ordinary shares and may affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

Dividends

Dividends for a fiscal year are declared at our annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the board of directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by the board of directors.

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

We cannot distribute any dividends if our equity, according to the Statoil ASA unconsolidated balance sheet, amounts to less than 10 per cent of the total assets reflected on our unconsolidated balance sheet without following a creditor notice procedure as required for reducing the share capital. Furthermore, we can only distribute dividends to the extent compatible with good and careful business practice with due regard to any losses which we may have incurred after the last balance sheet date or which we may expect to incur. Finally, the amount of dividends we can distribute is calculated on the basis of our unconsolidated financial statements. Retained earnings available for distribution is based on Norwegian accounting principles and legal regulations and amounted to NOK 96,826 million (before provisions for dividend for the year ended December 31, 2006 of NOK 19,690 million) at December 31, 2006.

Although we currently intend to pay annual dividends on our ordinary shares, we cannot assure you that dividends will be paid or as to the amount of any dividends. Future dividends will depend on a number of factors prevailing at the time our board of directors considers any dividend payment. See Item 8-Financial Information-Dividend Policy for a description of our dividend policy.

The following table shows the cash dividend amounts paid to all shareholders since 2002 on a per share basis and in the aggregate, as well as cash dividends proposed by our board of directors to be paid in 2007 on our ordinary shares for the fiscal year 2006.

Year	Per ordinary share (2)				Total (in million)
	Ordinary dividend	Special dividend	Total dividend	Total dividend
	NOK	NOK	NOK	USD (1)	NOK	USD (1)
2002	2.90		2.90	0.47	6,282	1,009
2003	2.95		2.95	0.47	6,390	1,026
2004	3.20	2.10	5.30	0.85	11,481	1,843
2005	3.60	4.60	8.20	1.32	17,756	2,851
2006	4.00	5.12	9.12	1.46	19,690	3,161
(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.
(2) For fiscal years 2006, 2005 and 2004 the total dividend per share consisted of an ordinary dividend and a special dividend. There is no distinction between ordinary and special dividends under Norwegian law. The 2006 dividend is expected to be paid in early June 2007.

In 2004 and 2005 the total dividend per share represented an ordinary dividend and a special dividend. The total cash dividend per share proposed by the board of directors for 2006 also includes an ordinary dividend and a special dividend.  The special dividends paid in these years are the result of increased annual net income due to higher realized oil and gas prices.  There is no guarantee that special dividends will be paid in the future, even if higher oil and gas prices are sustained over time. There is no distinction between ordinary and special dividends under Norwegian law.

Since we will only pay dividends in Norwegian kroner, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs after the ADR depositary converts cash dividends into U.S. dollars.

Share repurchases
In 2006, Statoil’s board of directors modified our dividend policy to allow the target annual return to shareholders to be achieved through a combination of a cash dividend and share repurchases.  The dividend policy was modified following the share repurchase authorization granted by the shareholders on May 10, 2006.  See Item 8-Financial Information-Dividend Policy for a description of our dividend policy as modified by the board of directors in 2006.

Pursuant to the share repurchase authorization, in 2006 we acquired 5,867,000 shares in the market for subsequent cancellation.  In accordance with our agreement with the Norwegian State, a corresponding number of the State’s shares (14,291,848) will also be redeemed and cancelled.  See Item 7-Major Shareholders and Related Party Transactions for further information regarding the agreement with the Norwegian State.  We will not undertake any further share repurchases until the proposed merger with Norsk Hydro’s oil and gas business is completed, which, subject to regulatory approval, is currently expected to occur in the third quarter of 2007.

There is no guarantee that share repurchases will continue in the future.  Future share repurchases will depend on the authorization of our shareholders, as well as a number of factors prevailing at the time our board of directors considers any share repurchase.

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

We are exploring or considering exploring in various geographic areas, including new resource provinces such as the Norwegian Sea, the Barents Sea, the U.S. Gulf of Mexico, onshore Algeria and Libya, as well as offshore Venezuela where environmental conditions are challenging and costs can be high. In addition, our use of advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies. The cost of drilling, completing and operating wells is often uncertain. As a result, we may incur cost overruns or may be required to curtail, delay, or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. For example, we have entered into long-term leases on drilling rigs which may turn out not to be required for the originally intended operations and we cannot be certain that these rigs will be re-employed or at what rate they will be re-employed. Fluctuations in the market for leases on drilling rigs will also have an impact on the rates we can charge in re-employeeing these rigs. Our overall drilling activity or drilling activity within a particular project area may be unsuccessful. Such failure will have a material adverse effect on our results of operations and financial condition.

If we fail to acquire or find and develop additional reserves, our reserves and production will decline materially from their current levels.

The majority of our proved reserves are on the Norwegian Continental Shelf (NCS), a maturing resource province. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. In addition, the volume of production from oil and natural gas properties generally declines as reserves are depleted. For example, some of our major fields such as Gullfaks, are dependent on satellite fields to maintain production, and, unless efforts to improve the development of satellite fields are successful, production will gradually decline. Our future production is highly dependent upon our success in finding or acquiring and developing additional reserves. If we are unsuccessful, we may not meet our long-term ambitions for growth in production, and our future total proved reserves and production will decline and adversely affect our results of operations and financial condition.

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

As we pursue business opportunities in new and existing markets, we anticipate that significant investments and costs will be related to the development of such opportunities. We may incur or assume unanticipated liabilities, losses or costs associated with assets or businesses acquired. Any failure by us to pursue and execute new business opportunities successfully could result in financial losses and could inhibit growth.

If we are successful in the pursuit of our strategy and the making of such acquisitions, and no assurances can be given that we will be, our ability to achieve our financial, capital expenditure and production targets may be materially affected. Any such new projects we acquire will require additional capital expenditure and will increase the cost of our finding and development. It is likely that such acquisitions will be in the exploratory or development phase and not in the production phase, which will have a material adverse effect on our net return in proportion to our average capital employed. These projects may also have different risk profiles than our existing portfolio. These and other effects of such acquisitions could result in us having to revise either or both of our targets with respect to unit production costs and production.

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

Our development projects may be delayed or unsuccessful for many reasons, including cost overruns, lower oil and gas prices, equipment shortages, mechanical and technical difficulties and industrial action. These projects will also often require the use of new and advanced technologies, which can be expensive to develop, purchase and implement, and may not function as expected. In addition, some of our development projects will be located in deepwater or other hostile environments, such as the Barents Sea, or produced from challenging reservoirs, which can exacerbate such problems. There is a risk that development projects that we undertake may suffer from such problems, For example, we encountered cost overruns and construction challenges on the Snøhvit project.

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

We have assets located in unstable regions around the world. For example, there was war and civil strife in the Caspian region through much of the 1990s. In addition, the states bordering the Caspian Sea dispute ownership and distribution of proceeds from the Caspian’s seabed and subsoil resources. Our activities in the Persian Gulf may be subject to disruption due to, for example, war and terrorism. Other countries, such as Venezuela, Nigeria and Angola, where we also have operations, have experienced expropriation or nationalization of property, civil strife, strikes, acts of war, guerrilla activities and insurrections. For more information regarding recent developments in Venezuela relating to the Sincor project, see Item 4-Information on the Company-International Exploration and Production. The occurrence of incidents related to political, economic or social instability could disrupt our operations in any of these regions, causing a decline in production that could have a material adverse effect on our results of operations or financial condition.

Our activities in Iran could lead to U.S. sanctions.

In August 1996, the United States adopted the Iran and Libya Sanctions Act, referred to as ILSA, which authorizes the President of the United States to impose sanctions (from a list that includes denial of financing by the export-import bank and limitations on the amount of loans or credits available from U.S. financial institutions) against persons found by the President to have knowingly made investments in Iran of USD 20 million or more that directly and significantly contribute to the enhancement of such countries’ ability to develop their petroleum resources. The Iran-Libyan Sanctions Act was adopted with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. In April 2004, the application of ILSA was terminated but ILSA continues in force with respect to Iran. In September 2006, ILSA's name was changed to the Iran Sanctions Act of 1996 (ISA). We might take part in certain exploration projects or study activities with respect to Iran. In October 2002, we signed a participation agreement with Petropars of Iran, pursuant to which we assumed the operatorship for the offshore part of phases 6-7-8 of the South Pars gas development project in the Persian Gulf. At the end of 2006, we had invested USD 394 million in connection with the project. We cannot predict interpretations of or the implementation policy of the U.S. Government under ISA with respect to our current or future activities in Iran or other areas. It is possible that the United States may determine that these or other activities will constitute activity covered by ISA and will subject us to sanctions.

We are exposed to potentially adverse changes in the tax regimes of each jurisdiction in which we operate.

We operate in 34 countries around the world, and any of these countries could modify its tax laws in ways that would adversely affect us. Most of our operations are subject to changes in tax regimes in a similar manner as other companies in our industry. In addition, in the long term, the marginal tax rate in the oil and gas industry tends to change in correlation with the price of crude oil. Significant changes in the tax regimes of countries in which we operate could have a material adverse affect on our liquidity and results of operation.

We are exposed to potential losses and could be seriously harmed by natural disasters or operational catastrophes.

Exploration for and production of oil and natural gas is hazardous, and natural disasters, operator error or other occurrences can result in oil spills, loss of containment of hazardous materials exposed to blowouts, cratering, fires, equipment failure, and loss of well control. Failure to manage these risks could result in injury or loss of life, damage or destruction of wells and production facilities pipelines and other property and damage to the environment. Offshore operations are subject to marine perils, including severe storms and other adverse weather conditions, vessel collisions, and governmental regulations, as well as interruptions or termination by governmental authorities based on environmental and other considerations. Losses and liabilities arising from such events would significantly reduce our revenues or increase our costs and have a material adverse effect on our operations or financial condition.

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

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. In addition, fluctuations in oil and gas prices will have an impact on our proved reserves associated with fields governed by Production Sharing Agreements, or PSAs, as part of our entitlement under PSAs relates to the recovery of development costs. Any downward adjustment could lead to lower future production and thus adversely affect our financial condition, future prospects and market value.

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

We are exposed to risks relating to trading and supply activities.

Statoil is engaged in substantial trading and commercial activities in the physical markets and also uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity in order to manage price volatility. We also use financial instruments to manage foreign exchange and interest rate risk.

Although Statoil believes it has established appropriate risk management procedures, trading activities involve elements of forecasting and Statoil bears the risk of market movements - the risk of significant losses if prices move contrary to expectations - and the risk of default by counterparties. See Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Risk Management below for more information regarding risk management. Any of these risks could have an adverse effect on our results of operations and financial condition.

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

The Directive also requires that eligible customers be given the right to negotiate agreements for using gas transport systems directly or rights of access based on tariffs or other mechanisms. In 2003, a new Gas Directive approved by the EU accelerated the requirements for market opening, allowing both large users and households to freely choose their supplier earlier than previously anticipated. The new Gas Directive was implemented in Norwegian legislation in June 2006.

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

Compliance with environmental laws and regulations in Norway and abroad could materially increase our costs. We incur and expect to continue to incur, substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety, including costs to reduce certain types of air emissions and discharges to the sea and to remediate contamination at various owned and previously-owned facilities and at third party sites where our products or wastes have been handled or disposed. The Norwegian Petroleum Safety Authority (PSA) was established on January 1, 2004, with the regulatory responsibility for safety, emergency preparedness and the working environment for all petroleum-related activities. See Item 4–Information on the Company—Regulation.

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

Whether in Norway or abroad, new laws and regulations, the imposition of tougher requirements in licenses, increasingly strict enforcement of or new interpretations of existing laws and regulations, or the discovery of previously unknown contamination may require future expenditures to:

• modify operations;
• install pollution control equipment;
• perform site clean-ups; or
• curtail or cease certain operations.

In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, and other pending EU laws and directives. In addition, increasingly strict environmental requirements, including those relating to gasoline sulfur levels and diesel quality, affect product specifications and operational practices. Future expenditures to meet such specifications could have a material adverse effect on our operations or financial condition.

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

Risks Related to the Proposed Merger with Norsk Hydro’s Oil and Gas Business
A failure to complete the proposed merger with Norsk Hydro’s oil and gas business could result in certain non-recoverable costs, negatively affect our ability to realize our strategic goals and negatively impact our share price.

On December 18, 2006, the board of directors of Statoil and Norsk Hydro ASA announced that they had agreed to recommend to their shareholders a merger of Norsk Hydro’s oil and gas activities with Statoil. See Item 4-Information on the Company-Business Overview for more information regarding the proposed merger. There is no assurance that the other conditions to the completion of the merger will be satisfied. If the merger is not completed for any reason, we will be subject to several risks, including the following:

• we would not realize any of the anticipated benefits of the merger;
• the current market price of our common stock may reflect a market assumption that the merger will occur. Failure to complete the merger could result in a negative perception by the stock market of Statoil generally and a resulting decline in the market price of our common stock;
• certain costs relating to the merger (such as legal, accounting and financial advisory fees) are payable by us whether or not the merger is completed;
• there may be substantial disruption to, and a distraction of, our management and employees from day-to-day operations, because matters related to the merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to Statoil; and
• we would continue to face the risks that we currently face as an independent entity.

The failure to integrate the operations of Statoil and Norsk Hydro’s oil and gas business successfully and on a timely basis could reduce the profitability of the combined entity and adversely affect its share price.

We anticipate certain benefits to arise from the proposed merger, such as new growth opportunities, improved performance, efficiencies, synergies and cost savings. Achievement of these benefits will depend in part upon whether the operations and the personnel of the two companies can be integrated in an efficient, effective and timely manner. If the merged company is not successful in this integration, its financial results could be adversely impacted. The challenges involved in this integration include the following:

• obtaining the required approvals of various regulatory agencies, any of which could impose conditions or restrictions on its approval;
• retaining key employees and customers;
• moving existing resources across areas of operations to improve efficiency;
• minimizing the diversion of management attention from ongoing business concerns; and
• addressing possible differences in the business cultures, processes, controls, procedures and systems of Statoil and Norsk Hydro’s oil and gas business.

The anticipated benefits from our proposed merger with Norsk Hydro’s oil and gas business may not be achieved.

The success of the proposed merger will depend, in part, on the merged company’s ability to effectively pursue additional growth opportunities, achieve improved performance, and realize efficiencies, synergies, cost savings and certain other benefits from combining our operations with those of Norsk Hydro’s oil and gas business. Even if the merged company is able to successfully combine the operations of Statoil and Norsk Hydro’s oil and gas business, it may not be possible to realize the full benefits that we currently anticipate to result from the merger, or realize these benefits within the time frame that is currently expected. The benefits of the merger may be offset by operating losses relating to changes in commodity prices or in oil and gas industry conditions, risks and uncertainties relating to the combined company’s exploration and production prospects, an increase in operating or other costs, unanticipated difficulties and costs related to the integration, the impact of competition and other risk factors relating to the industry.

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties, in particular under Item 4–Information on the Company and Item 5–Operating and Financial Review and Prospects. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, expectations for the proposed merger with Norsk Hydro’s oil and gas business, budgets, reserve information, reserve replacement rates, reserve recovery factors, projected levels of capacity, oil and gas production forecasts, production growth, projected operating costs, exploration expenditure, estimates of capital expenditure, expected exploration and development activities and plans, start-up dates for upstream and downstream activities, HSE goals and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in Item 3–Key Information, below in Item 5–Operating and Financial Review and Prospects, and elsewhere in this Annual Report on Form 20-F.

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

Business Overview

We are an integrated oil and gas company, headquartered in Stavanger, Norway. Based on both production and reserves we are a major international oil and gas company and the largest company in Scandinavia in terms of oil and gas production. Our proved reserves as of December 31, 2006 consisted of 1,675 mmbbls of oil and 399 bcm (equivalent to 14.1 tcf) of natural gas, which represents an aggregate of 4,185 mmboe. Our operations commenced in 1972 with a primary focus on the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf, or NCS. Since then, we have grown both domestically and internationally into a company with 25,435 employees and business operations in 34 countries as of December 31, 2006.

We review our petroleum reserves in the course of business from time to time as new information becomes available. This information can relate to remaining reserves, existing production performance, decisions related to development, production, acquisition and divestment of reserves and changes in economic conditions. In addition, information on proved oil and gas reserves, standardized measure of discounted net cash flows relating to proved oil and gas reserves, and other information related to proved oil and gas reserves reported in the Supplementary Information on Oil and Gas Producing Activities is collected and checked for consistency and conformity with applicable standards by a central group that is independent of the E&P business units. Although this group reviews the information centrally, each asset team is responsible for ensuring that it is in compliance with the requirements of the SEC and our corporate standards. Before presenting the aggregated results to the responsible management of the relevant business units and the Chief Executive Officer for approval, this central group asks DeGolyer and MacNaughton, independent petroleum engineering consultants, to perform an independent evaluation of proved reserves, which was last performed as of December 31, 2006 for our assets. The results obtained by DeGolyer and MacNaughton do not differ materially from those reported by us when compared on the basis of net equivalent barrels of oil. DeGolyer and MacNaughton has delivered to us its summary letter report describing its procedures and conclusions, a copy of which appears as Appendix A hereto. Reserve engineering is a process of forecasting the recovery and sale of oil and gas from a reservoir and is in part subjective. It is clearly associated with considerable uncertainty, often positive, but also negative. The accuracy of any reserve information is a function of the quality of available data and of engineering and requires interpretation and judgment. The requirements of SEC with respect to the calculation of proved reserves set a standard for estimating reserves, which results in amounts that are reasonably certain technically, and consistent with the economic, regulatory and operating conditions at the time the estimates are made. See Supplementary Information on Oil and Gas Producing Activities beginning on page F-38 for further details of our proved reserves.

We are a substantial supplier of natural gas from the NCS to the European gas market. We are one of the largest net sellers of crude oil worldwide, including sales of crude oil purchased from the Norwegian State.

We divide our operations into four reporting business segments: Exploration and Production Norway, International Exploration and Production, Natural Gas, and Manufacturing and Marketing.

In addition, we maintain a business area service unit, Technology and Projects (T&P), which overlaps all four reporting business segments and the purpose of which is to develop distinct technology positions and execute development projects on assignment from the four business segments. This centralized unit is responsible for concept design, planning, construction and commissioning of new development from the date of provisional project sanction through to production start-up. As of January 1, 2007, T&P is responsible for the execution of the following sanctioned projects: Snøhvit, Langeled, Statfjord Late Life, Tampen Link, Tyrihans, Volve, Huldra tail-end production, Tordis IOR, Sleipner B Compression, Vigdis Extension Phase 2, Skinfaks/Rimfaks IOR, Kollsnes Flash gas and Compressor and Engeriverket Mongstad. Descriptions of each of these projects are included below under the business segment that will be responsible for the operation of the relevant facilities following commencement of operations.

The following table sets forth income before financial items, income taxes and minority interest for each segment for the periods indicated.

(in millions)	Year ended December 31,
	2006		2005	2004
	NOK	USD (1)	NOK	NOK
Income before financial items, income taxes and minority interest of:
E&P Norway	89,389	14,351	74,132	51,029
International E&P	10,928	1,754	8,364	4,188
Natural Gas	10,009	1,607	5,901	6,784
Manufacturing and Marketing	6,998	1,124	7,593	3,899
Other	(443)	(71)	(947)	(815)
Total	116,881	18,765	95,043	65,085

(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

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

Exploration and Production Norway. E&P Norway includes our exploration, development and production operations on the NCS. Our NCS operations are organized in four core areas, of which three are currently producing hydrocarbons: Troll/Sleipner, Halten/Nordland, Tampen, and a fourth, Tromsøflaket, which is expected to begin production in 2007. We operate 25 developed fields in our three producing core areas. These fields produced a total of 2.5 mmboe per day in 2006. Over 2006, our average daily equity oil and NGL production was 521 mboe of oil and daily equity gas production was 69 mmcm (2.5 bcf), totaling 958 mboe per day, compared to 562 mboe of oil of average daily equity oil and NGL production and average daily equity gas production of 67 mmcm (2.4 bcf), totaling 985 mboe per day in 2005. Statoil is also well positioned with exploration acreage throughout the licensed parts of the Norwegian Continental Shelf, both within and outside the core areas. The Norwegian part of the Barents Sea and the deepwater part of the Norwegian Sea are the most active frontier areas open to the industry at present, while the promising Lofoten area is awaiting opening for petroleum activity by the Norwegian authorities in 2010. As of December 31, 2006, E&P Norway had proved reserves of 1,060 mmbbls of crude oil and 360 bcm (12.7 tcf) of natural gas, which represents an aggregate of 3,323 mmboe. Our experience over the last 30 years in the challenging NCS environment has helped us develop expertise in managing complex, integrated projects. We are continuously seeking to improve our returns through both cost efficiency and portfolio management.

International Exploration and Production. International E&P includes all upstream related activities of Statoil’s exploration, development and production operations outside Norway. We hold interests in 18 producing fields in North Africa (Algeria), Western Africa (Angola), the Caspian (Azerbaijan), Western Europe (UK), South America (Venezuela) and China.

Statoil is involved in development projects in Angola, Nigeria, Azerbaijan, Ireland, the U.S. Gulf of Mexico and Iran. Exploration activities include projects in Algeria, Angola, Azerbaijan, Brazil, Egypt, the Faroe Islands, U.S. Gulf of Mexico, Indonesia, Ireland, Libya, Nigeria, the UK and Venezuela. As of December 31, 2006, International E&P had proved reserves of 615 mmbbls of crude oil and 39.2 bcm (1.4 tcf) of natural gas, which represents a total of 861 mmboe. In 2006, we produced an average of 148.8 mbbls of oil and 4.6 mmcm (162 mmcf) of gas per day from our international operations, a total of 177.7 mboe per day, compared to an average of 141.8 mbbls of oil and 6.8 mmcm (239 mmcf) of gas, a total of 184.4 mboe per day in 2005.

Natural Gas. The Natural Gas business segment transports, processes and sells natural gas from our upstream positions on the NCS and certain assets abroad. We are one of the leading suppliers of natural gas to the European market and the largest corporate owner in the world’s largest offshore gas pipeline network. This network, Gassled, allows us flexibility in the way we source, blend and deliver our natural gas to any one of six landing points in Europe and through to the European gas transmission system. We have a 20.89 per cent interest in the Gassled joint venture. As from September 1, 2006, Langeled, a dry natural gas pipeline, was included in Gassled. In 2006, we sold approximately 61.6 bcm (2.2 tcf) of natural gas (at a gross calorific value of 40 MJ/scm) from the NCS, which includes natural gas sold by us on behalf of the Norwegian State, compared to 58.9 bcm (2.1 tcf) in 2005, including natural gas sold by us on behalf of the Norwegian State.

Manufacturing and Marketing. The Manufacturing and Marketing segment comprises downstream activities including sales and trading of crude oil, NGL and petroleum products, refining, methanol production and retail and industrial marketing of oil.

Proposed Merger between Statoil and Norsk Hydro’s oil and gas business
Statoil and Norsk Hydro ASA announced on December 18, 2006 that their respective boards of directors had agreed to a merger of Norsk Hydro’s oil and gas activities with Statoil. On March 12 and 13, 2007, the boards of the two companies approved a merger plan and recommended the transaction for approval by their respective shareholders.

Statoil will be the surviving entity in the merger and a new name will be selected for the merged company. The transaction is structured as a demerger under Norwegian law whereby the oil and gas activities and selected other activities of Norsk Hydro will be transferred to Statoil in consideration for new Statoil shares issued to Norsk Hydro shareholders. For a description of the merger plan, see Item 10-Additional Information-Material Contracts.

Statoil shareholders will not receive any new shares in the merger and will hold 67.4 per cent of the merged company following completion. Norsk Hydro shareholders will receive 0.8622 shares of Statoil for each ordinary share of Norsk Hydro they hold and, together, they will hold 22.6 per cent of the merged company following completion. The Norwegian State will hold approximately 62.5 per cent in the merged entity and has stated an intention to increase its share in the merged company to 67 per cent after the merger is completed.

The merged company will be the world’s leading operator of offshore projects at water depths of more than 100 meters and, we believe, will have a competitive upstream position in reserves and production, with approximately 6,101 million boe pro forma combined proved reserves as of December 31, 2006 and a pro forma combined production of 1.71 million boe per day in 2006.

Statoil’s board of directors believes that the combination of Statoil with Norsk Hydro’s oil and gas activities will create a Norwegian based international oil and gas company that will be a more forceful international competitor than either Statoil or Norsk Hydro’s oil and gas activities would be on their own, with greater capabilities to accelerate growth, respond to the challenging competitive landscape of the energy industry and deliver long-term value to shareholders.

It has been proposed that Helge Lund will become President and Chief Executive Officer of the merged company and Eivind Reiten, current President and Chief Executive of Norsk Hydro, will become Chairman of the Board.

Statoil’s and Norsk Hydro’s extraordinary general meetings of shareholders are expected to be held in June 2007 to vote on the approval of the merger. The merger will require the approval of no less than two-thirds of the votes cast and the share capital represented at each of the Statoil and Norsk Hydro extraordinary general meetings of shareholders. Completion of the merger is also subject to certain regulatory approvals, including competition approvals from various regulatory authorities in the European Union, Norway, the United States and other jurisdictions. Subject to these approvals, the merger is expected to close in the third quarter of 2007.

Exploration and Production Norway

Introduction
E&P Norway consists of exploration, development and production operations on the NCS. We participate in the majority of the 52 producing oil and gas fields on the NCS and, as of December 31, 2006, we were the operator for 25 of these fields.

We are the sole operator in the Tampen area. We are also the operator of the Troll gas field in the Troll/Sleipner area. Other major oil and gas fields in the Troll/Sleipner area include Sleipner, where we are operator, and Oseberg. The main producing fields in the Halten/Nordland area include Åsgard, Heidrun and Kristin for all of which we are the operator. E&P Norway reported income before financial items, income taxes and minority interest of NOK 89,389 million, an increase of 21 per cent compared to 2005. In the year ended December 31, 2006, we produced an average of 958 mboe per day, a decrease of 2.7 percent compared with an average of 985 mboe per day in 2005.The following table presents key financial information about this business segment.

(in millions)	Year ended December 31,
	2006		2005	2004
	NOK	USD (1)	NOK	NOK
Revenues	116,967	18,779	97,623	74,050
Depreciation, depletion and amortization	12,913	2,073	11,450	12,381
Exploration expenditure	3,500	562	2,188	1,092
Income before financial items, income taxes and minority interest	89,389	14,351	74,132	51,029
Capital expenditure	20,921	3,359	16,257	16,776
Long-term assets	103,332	16,590	86,386	81,629

(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

Further details on the financial results can be found in Item 5—Operating and Financial Review and Prospects—Operating Results.

The NCS. In 2006 and 2007, Statoil was awarded new production licenses in the respective 19th licensing round and Awards in Predefined Areas APA (2006). We now hold production licenses covering a total area of approximately 59,765 square kilometers. Statoil’s proved reserves in production licenses on the NCS were approximately 3,323 mmboe as of December 31, 2006, compared to 3,462 mmboe as of December 31, 2005. The 2006 production of 350 mmboe is partly offset by proved reserves additions related to field development sanctioning for Gjøa and Vega in 2006 and also positive revisions of existing fields due to more knowledge and production experience.

Commercial petroleum deposits were first proved on the NCS in the late 1960s. Norwegian oil production began in 1971 and accounted for most of the production growth until the late 1990s. Since then, the proportion of gas in total production is increasing.

In five to ten years, production from existing fields, new fields and discoveries is expected to go into a gradual natural decline. To mitigate this and meet our ambitions in coming years, our recovery rate must continue to be improved, identified resources must be brought on stream and new oil and gas discoveries must be made. We believe that significant opportunities remain on the NCS. In addition to the possibility of large discoveries, we believe production will come from a large number of smaller fields, many of which will be characterized by complex reservoirs. These fields will require the innovative application of advanced technologies. The map below indicates the location of the areas referred to within this section.

Core Producing Areas. We have three producing core areas on the NCS: Troll/Sleipner, Halten/Nordland and Tampen, and we expect a fourth, Tromsøflaket, to begin production late 2007. The fields in each area use common infrastructure, such as production installations and oil and gas transport facilities where possible, which together reduce the investment necessary to develop new fields. Our efforts in the core areas will also focus on developing smaller fields through the use of existing infrastructure and enhancing production by improving the recovery factors. We are working actively to extend the production from our fields through improved reservoir management and the application of new technology.
Key elements in our improved recovery efforts include:

• seabed and time lapse seismic methods to map reservoirs more accurately and identify (bypassed) oil as targets for drilling of additional wells;
• drilling of extended-reach wells, horizontal wells and "designer" wells, like wells drilled with a curve in the horizontal plane for optimal drainage of reservoirs;
• use of gas injection, combinations of water and gas injection and microbial recovery methods in order to improve the reservoir drainage;
• increased utilization of integrated operations (the intelligent field concept) with a focus on tools for planning, analysis and decision support, which will allow remote control of the technical processes in the fields from onshore; and
• quantification and use of alternative well solutions, like monobore, Through Tubing Well Construction and well intervention technologies, with high potential for unit cost reduction.

Potential Producing Areas
In addition to our three producing core areas, we have significant exploration acreages in the central and southern parts of the North Sea, in Haltenbanken and deepwaters of the Norwegian Sea and the Lofoten areas of the Norwegian Sea and in the Barents Sea, all of which we believe to have significant hydrocarbon resource potential.

North Sea. Total licensed acreage in the North Sea covers 25,097 square kilometers, of which we are the operator of 9,266 square kilometers. Three licenses were relinquished and three licenses were awarded to us in the awards in predefined areas (APA) 2006. We became operator for two of these new licenses, with interest of respectively 61 and 70 per cent, respectively.

Norwegian Sea. We have interests in 21,861 square kilometers of licensed acreage in the Norwegian Sea of which we are the operator for 12,630 square kilometers. In the Lofoten area we are operator for one license. This area is however temporarily closed for petroleum activities. In 2006, the Norwegian parliament decided to create an integrated policy for sustainable management of all natural resources in Norway’s northern waters (the Integrated Management Plan). The Lofoten area was considered in this policy, but due to its special character as a spawning ground for important fish stocks and as a fishing ground, it was decided that for the time being it will not be opened for further exploration activities. Re-opening of petroleum activity in the Lofoten area will be reconsidered again in 2010.

Three licenses located in the deepwater region were relinquished in 2006. One license was awarded to us in the 19th Licensing Round, and five in APA 2006. We became operator for five of these.

Barents Sea. Our next producing area, Tromsøflaket, includes our gas discovery Snøhvit, which is currently under development and scheduled to be on stream late 2007. The acreage of this core area is 2,305 square kilometers. We have further interests in 10,502 square kilometers of licensed acreage and approximately 12,000 square kilometers consisting of three seismic option areas. We are operator of 7,263 square kilometers of licensed acreage in the Barents Sea. There have been no relinquishments of license acreage in the Barents Sea in 2006. Four new licenses were awarded to us in the Barents Sea in the 19th Licensing Round in 2006, of which we operate three.

Portfolio management
Statoil uses portfolio management as an active tool to optimize our license portfolio, strengthen our core areas and secure our long term production targets.

In 2006 we bought a 25 per cent interest in PL 218 from BP and were assigned the operatorship of the license. PL218 contains the gas discovery Luva. Statoil also completed several minor transactions to align participating interests in existing fields.

Exploration and Development
In 2006, we participated in 17 exploration wells and were the operator for 11 of these wells. Hydrocarbons were discovered in eight of the exploration and appraisal wells. Five of the eight discoveries were operated by us. We also participated in four exploration extensions of which three were operated by us. Two of the exploration extensions proved to be discoveries.

The most important discoveries in 2006 was Goliath (a substantial oilfield at Tromsøflaket), and Tornerose (a gas-field at Tromsøflaket providing gas for a potential future Snøhvit Train II).

The following table sets forth our exploratory and development wells drilled on the NCS, including a breakdown of successful or productive wells and dry wells, drilled by core area for each of the three years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
North Sea
Statoil Operated Exploratory
Successful	2	2	1
Dry	2	0	0
Total	4	2	1
Development	27	30	39

Partner Operated Exploratory
Successful	1	2	1
Dry	2	1	0
Total	3	3	1
Development	43	51	41

Norwegian Sea
Statoil Operated Exploratory
Successful	2	1	2
Dry	3	0	1
Total	5	1	3
Development	15	26	14

Partner Operated Exploratory
Successful	0	1	0
Dry	0	0	1
Total	0	1	1
Development	3	0	0

Barents Sea
Statoil Operated Exploratory
Successful	1	0	0
Dry	1	1	0
Total	2	1	0
Development	3	8	0

Partner Operated Exploratory
Successful	2	0	0
Dry	1	1	0
Total	3	1	0
Development	3	0	0

Totals
Exploratory
Successful	8	6	4
Dry	9	3	2
Total	17	9	6
Development	91	115	94

Our exploration expenditure on the NCS in 2006, including expenditure in respect of field development costs, totaled NOK 3,500 million, of which NOK 1,019 million was capitalized. The corresponding figures for 2005 were NOK 2,188 million and NOK 528 million, respectively. The increase in exploration expenditure from 2005 to 2006 was due to increased drilling costs and seismic activity, as well as early phase concept studies. Additionally, exploration expenditure of NOK 161 million, which was capitalized in earlier years, was expensed in 2006, compared to NOK 158 million in 2005.

Of our 2006 NCS exploration expenditures, 43 per cent was spent outside our three core producing areas, mostly in the Barents Sea.

Our capital expenditure on development projects on the NCS totaled NOK 18.3 billion in 2006 compared to NOK 15.4 billion in 2005. In 2006 we participated in 91 development wells, and in 2005 we participated in 115 development wells. Of our 2006 NCS capital expenditures on development projects, approximately 69 per cent was spent in our three producing core areas and 31 per cent in the Barents Sea and the non-producing parts of the Norwegian Sea.

Of our 2007 NCS development expenditures, approximately 90 per cent is expected to be spent in our three core producing areas and the remainder on the Snøhvit LNG development project and in potential producing areas in the Barents Sea and the Norwegian Sea.

Statoil operated development projects
We are currently the operator of the following ongoing field development projects with sanctioned Plans for Development and Operations (PDO) on the NCS, presented here in expected order of scheduled production: Tordis Increased Oil Recovery (IOR), Volve, Statfjord Late Life, Snøhvit, Alve, Tyrihans and Gjøa. Furthermore we have several development projects ongoing which are not calling for a PDO. We also have interests in the Ormen Lange deepwater gas field, currently operated by Norsk Hydro in the development phase and with Norske Shell as operator in the production phase. In addition, we have interests in Talisman’s Enoch and Norsk Hydro’s Oseberg Delta and Tune Sør projects.

Tordis IOR. The Tordis field is situated in PL089 in the Tampen area, where Statoil holds a 28.22 per cent interest in the license. The field is a subsea tie-in to the Gullfaks C platform. The Tordis IOR development covers installation of a subsea separation and water injection module as well as modifications at Gullfaks C for low pressure production. Low pressure production was started in the third quarter of 2006 while subsea separation and water injection is expected to start in the fourth quarter of 2007.

Volve. The oil field Volve, in which we hold an interest of 49.6 per cent, is located in PL046, which is the same license as the Sleipner gas fields. Volve is being developed through use of a leased drilling and production platform. The oil will be produced to a Floating Storage Unit (FSU). Associated rich gas produced will be transported to the Sleipner A platform for processing and export. The planned date for production start-up is the second quarter of 2007.

Statfjord Late Life (SFLL). This project will convert Statfjord to mainly a gas producing field by changing the drainage strategy. Export of the gas to the UK through a new pipeline connected to the existing pipelines to Flags and St. Fergus is scheduled to commence in the fourth quarter of 2007. Total investments for the project are estimated to be NOK 16.1 billion including the pipeline investment of NOK 1.8 billion. As of December 31, 2006, NOK 4.5 billion was invested.

Snøhvit. Snøhvit is the largest gas field complex in the Norwegian sector of the Barents Sea. We are the operator of all the unitized licenses in the Snøhvit Area, holding a 33.53 per cent ownership share. The field complex is being developed with subsea production installations connected to an onshore gas liquefaction plant. The main product, LNG, will be shipped to customers in purpose-built vessels. CO2 separated from the gas will be piped back and injected to another reservoir. Some LPG and condensate will also be produced. Long-term sales contracts for the LNG were entered into in October 2001 and the Storting approved the PDO in March 2002. The total development costs for the project are estimated to be NOK 59 billion for all phases, of which NOK 43.3 billion was invested as of December 31, 2006. Three new vessels for transportation of the LNG from the processing and storage facilities at Hammerfest to the customers in Europe and the US were delivered during 2006. The production capacity is expected to reach about 17 mmcm (600 mmcf) of LNG per day by 2008. Due to delays in completion of the LNG plant the estimated start of regular gas deliveries has been delayed until late 2007. The Snøhvit field complex is expected to be further developed with additional wells and compression facilities beginning in 2011 and onwards. All phases are included in the PDO/Plan for Installation and Operation (PIO) and investment estimates.

Alve. The Alve field, in which we hold a 75 per cent interest, is located in PL159B in the Norwegian Sea, 14 km south west of the Norne field. The PDO was submitted to the Norwegian authorities in January 2007 and was approved by the authorities in March 2007. The field will be developed by installation of a four-slot subsea wellhead template that will be tied back to the Norne FPSO. Production is scheduled to start in the fourth quarter of 2008.

Tyrihans. The Tyrihans development, in which we hold an interest of 46.8 per cent, is located on Haltenbanken. Tyrihans consists of two hydrocarbon accumulations, the Tyrihans South oil field (with associated gas) and the Tyrihans North gas field (with a thin oil zone). The PDO was approved by the Norwegian authorities in February 2006. The fields will be developed as a subsea tie-in where the well-stream will be transported by pipeline to the Kristin platform for processing. Production is scheduled to start in mid 2009. Total development costs are estimated at NOK 14.5 billion, with NOK 1.8 billion having been invested as of December 31, 2006.

Gjøa. The Gjøa field situated in PL153, in which we hold a 20 per cent interest, is located 45 km off Sognefjorden on the west coast of Norway and 70 km north of the Troll field. Gjøa is an oil and gas discovery in sandstone reservoirs. The PDO was submitted to the authorities in December 2006, and is expected to be presented for approval by the Storting during the second quarter of 2007. The field will be developed by Statoil, while Gaz de France will be operator for the production phase. The field will be developed by installing a subsea production system consisting of five subsea wellhead templates and a semi-submersible production platform. The processing facilities on the platform will produce oil and condensate as well as rich gas. The Norsk Hydro Vega and Vega South fields will be tied back to the Gjøa processing platform. The Gjøa reservoir will be drained by pressure depletion and advanced well solutions. Production is scheduled to start in the fourth quarter of 2010. Total development costs are estimated at NOK 30 billion, with NOK 0.5 billion invested as of December 31, 2006.

Other Statoil-operated development projects not calling for a PDO
Gulltopp. A long reach well is being drilled from the Gullfaks A-platform to develop the Gulltopp field. Gulltopp was discovered in 2002 and is a small oil field. Due to several operational problems in 2006, the well was temporarily plugged in third quarter 2006. The estimated production start-up date is expected to be in the third quarter of 2007.

Huldra Tail-end. The Huldra field, in which we hold an interest of 19.87 per cent, is located on the Viking Graben. A gas recompression unit that will increase recoverable reserves and extend the field lifetime is going to be installed at Huldra with expected start-up in April 2007.

Sleipner B Compression. A major modification at the Sleipner B wellhead platform is planned, where pre-compression facilities will be installed in order to boost gas production through reduced wellhead pressure. Planned start-up is October 2008.

Kollsnes Flash Gas and Condensate project. Kollsnes is an onshore processing plant, situated approximately 50 km northwest of Bergen, and a part of Gassled license. Statoil is Technical Service Provider of the plant, on behalf of the operator Gassco AS. The installation of a new flash gas compressor train and a new condensate treatment train will contribute to increase the production and the operating regularity on Kollsnes. Additional capacity for a future production of 40 MSm3 per day is built into the systems. Planned start-up is year end 2008.

Vigdis Extension Phase 2. The Vigdis field is situated in PL089 in the Tampen Area. Phase 2 of an extension of the existing subsea facilities is expected to create increased oil production from Vigdis East. The subsea facilities will be tied back to the Snorre TLP via the existing subsea facilities on Vigdis. We hold a 28.22 per cent ownership share in the development. Production is scheduled to commence in the fourth quarter of 2007.

Partner operated development project
Ormen Lange. Ormen Lange is a deepwater gas field in the Halten/Nordland area and the second largest gas field on the NCS. Statoil holds an interest of 10.84 per cent. Norsk Hydro is the operator for the development phase, and Norske Shell will be the operator in the production phase. Ormen Lange extends across three production licenses. The selected development concept is an extensive seabed development at depths ranging from 850 to 1,100 meters. The well stream will be transported to an onshore processing and export plant at Nyhamna. Sales gas will then be transported through a dry gas pipeline, Langeled, via Sleipner to Easington in the UK. Current plans expect production to start in October 2007. Total development costs are estimated at NOK 55.9 billion.

The Vega and Vega South. The Vega and Vega South fields, operated by Norsk Hydro, are gas discoveries. The PDO was submitted to the authorities in December 2006. It will be developed by six production wells distributed on three subsea wellhead templates connected to the oil and gas installation Gjøa. Vega and Gjøa are developed in parallel. Production is scheduled to start in the fourth quarter of 2010. Total development costs are estimated at NOK 6.5 billion.

We are a partner with a 15.3 per cent interest in the Oseberg Delta development project, operated by Norsk Hydro. The project is a subsea development with tieback to the Oseberg Field Centre and is expected to commence production in early 2008. Statoil is also participating in other smaller development projects. The Tune South development project, where production is expected to commence in third quarter 2009, is a subsea development with tie back to Oseberg Field Centre. Statoil’s interest in Tune is 10 per cent. Statoil has an 11.78 per cent interest in the Enoch field operated by Talisman, which is a subsea development tied back to Brae A in the British sector. The expected date for start up of production is in March 2007.

Oil and Gas Reserves
As of the end of 2006, we had a total of 1,060 mmbbls of proved oil reserves and 360 bcm (12.7 tcf) of proved natural gas reserves in Norway. Based on boe, our proved reserves consist of 32 per cent oil and 68 per cent natural gas, based on total proved reserves in Norway of 3,323 mmboe.

The following table sets forth our Norwegian crude oil and natural gas proved reserves as of the end of the periods indicated. The data is net of royalties in kind, but includes reserves attributable to our account based on our proportionate participation in fields with multiple participants. Royalty obligations from Gullfaks and Oseberg were abolished as of December 31, 2005. Further details are given below under –Regulation–Taxation of Statoil–Royalty. No major discovery or other favorable or adverse event has occurred since December 31, 2006 that would cause a significant change in the estimated proved reserves as of that date. Further information on reserves can be found in the Financial Statements—Supplementary Information on Oil and Gas Producing Activities on page F-38.

Year		Oil/NGL	Natural Gas		Total
		mmbbl	bcm	bcf	mmboe

2006	Proved reserves end of year	1,060	359.8	12,700	3,323
	of which, proved developed reserves	714	258.7	9,134	2,342

2005	Proved reserves end of year	1,142	368.9	13,024	3,462
	of which, proved developed reserves	787	264.8	9,348	2,453

2004	Proved reserves end of year	1,089	367.7	12,978	3,401
	of which, proved developed reserves	782	263.9	9,316	2,442

Production
Through 2006, our total equity oil production in Norway was 190 mmbbls, and gas production was 25.3 bcm (893 mmcf), which represents an aggregate 350 mmboe (958 mboe per day). Currently, our production is in our three core producing areas of Troll/Sleipner, Halten/Nordland and Tampen. As of December 31, 2006, we participated in the majority of the 52 producing fields on the NCS and we were the operator for 25 of them. Ringhorne East came on stream in the middle of March 2006. ExxonMobil is the operator of the field. Statoil’s equity interest in Ringhorne East is 3.12 per cent. Oseberg Vestflanke came on stream February 2006. Norsk Hydro is operator of the field. Statoil’s equity interest in Oseberg Vestflanke is 15.3 per cent. In addition, Fram East, where Norsk Hydro is the operator, came on stream in November 2006. Statoil’s equity interest in Fram East is 20 per cent. Gimle came on stream in May 2006, with Statoil as operator of the field. Statoil equity interest in Gimle is 47.23 per cent. Norne K-template came on stream October 2006. Statoil’s equity interest in Norne is 31 per cent, and we are the operator.

The following table shows the NCS production fields and field areas in which we currently participate. Field areas are groups of fields operated as a single entity.

Area	Statoil’s equity interest in %(1)	Operator	On stream	License expiry date	Producing wells		Average daily production in 2006 mboe/day
					Oil	Gas
Troll/Sleipner
Sleipner East	49.60	Statoil	1993	2014	0	18	30.2
Sleipner West	49.50	Statoil	1996	2014	0	18	103.4
Glitne	58.90	Statoil	2001	2013	6	0	5.9
Gungne	52.60	Statoil	1996	2014	0	3	16.1
Huldra	19.88	Statoil	2001	2015	0	6	5.9
Troll Phase 1	20.80	Statoil	1996	2030	0	39	106.9
Troll Phase 2	20.80	Norsk Hydro	1995	2030	90	0	40.2
Kvitebjørn	43.55	Statoil	2004	2031	0	7	71.9
Veslefrikk	18.00	Statoil	1989	2015	16	0	3.7
Oseberg	15.30	Norsk Hydro	1988	2031	47	14	28.2
Oseberg South	15.30	Norsk Hydro	2000	2031	19	1	10.6
Oseberg East	15.30	Norsk Hydro	1999	2031	6	1	1.7
Heimdal	20.00	Norsk Hydro	1985	2021	0	5	0.7
Ekofisk area	0.95	ConocoPhillips	1971	2028	136	5	3.9
Brage	12.70	Norsk Hydro	1993	2017	24	0	2.8
Sigyn	50.00	ExxonMobil	2002	2018	1	2	15.1
Fram	20.00	Norsk Hydro	2003	2024	5	0	5.6
Ringhorne East	3.12	ExxonMobil	2006	2030	3	0	0.5
Tune	10.00	Norsk Hydro	2002	2032	0	4	5.0

Total Troll/Sleipner					353	123	458.4
Halten/Nordland
Kristin(4)	41.30	Statoil	2005	2033(5)	0	6	44.4
Urd	50.45	Statoil	2005	2026	5	0	18.5
Heidrun	12.41	Statoil	1995	2024	31	0	19.7
Åsgard	24.96	Statoil	1999	2027	30	9	81.9
Norne	31.00	Statoil	1997	2026	11	1	28.5
Mikkel	33.97	Statoil	2003	2022(6)	0	3	16.9

Total Halten/Nordland					77	19	209.9
Tampen
Statfjord Unit (Norwegian Part)	44.34	Statoil	1979	2026	86	0	58.2
Statfjord North	21.88	Statoil	1995	2026	7	0	5.9
Statfjord East	25.05	Statoil	1994	2026(7)	9	0	7.2
Sygna	24.73	Statoil	2000	2026(8)	3	0	1.8
Gullfaks	61.00	Statoil	1986	2016	127	0	148.8
Snorre	15.55	Statoil	1992	2024(9)	38	0	22.4
Tordis area	28.22	Statoil	1994	2024	9	0	9
Vigdis area	28.22	Statoil	1997	2024	11	0	20.5
Visund	32.90	Statoil	1999	2023	6	0	13.2
Gimle	47.23	Statoil			1		2,1
Murchison (Norwegian Part)	51.88	CNR	1980	2009	20	0	0.7
Total Tampen					317	0	289,8
Total NCS					747	142	957.8

(1) Equity interest as at December 31, 2006.
(2) PL 036 expires in 2021 and PL102 expires in 2025
(3) PL 185 expires in 2015 and PL053B and PL055 both expire in 2017
(4) Kristin equity reflects inclusion of Tofte reservoir
(5) PL 134B expires in 2027 and PL199 expires in 2033
(6) PL092 expires in 2020 and PL 121 expires in 2022
(7) PL037 expires in 2026 and PL089 expires in 2024
(8) PL037 expires in 2026 and PL089 expires in 2024
(9) PL089 expires in 2024 and PL057 expires in 2015

The following table sets forth our average daily equity production for oil, including NGL and condensates, and natural gas for each of the years ended December 31, 2006, 2005 and 2004.

Area	Year ended December 31,
	2006			2005			2004
	Oil and NGL mbbl	Natural gas mmcm	mboe	Oil and NGL mbbl	Natural gas mmcm	mboe	Oil and NGL mbbl	Natural gas mmcm	mboe
Troll/Sleipner	162	47	458	188	47	481	203	38	442
Halten-Nordland	136	12	210	99	11	162	110	10	175
Tampen	223	11	290	275	10	341	313	10	374
Total	521	70	958	562	67	985	625	58	991

Troll/Sleipner
Troll-Sleipner covers Statoils producing activity in the North Sea except for the Tampen Area. The area is dominated by production of natural gas as 65 per cent of the equity production of 458 kboe/d in 2006 was gas. The petroleum reserves are located at water depths between 80 and 330 meters. The reserves are to some extent under high pressure and at high temperatures, particularly in Kvitebjørn. There is a high focus on increasing and prolonging the production from Troll-Sleipner. This includes IOR, integrated operations and exploration and development of new fields that could be either tied into existing infrastructure, and thus prolonging economic life time for this infrastructure, or developed as new stand-alone platforms.

The Troll, Sleipner and Oseberg fields are the main oil and gas fields within this area.
Statoil’s share of the area’s production in 2006 was 162 mbbl of oil, condensate and NGL and 47 mmcm (1,334 mmcf) of gas per day, or 458 mboe in total per day. In October 2006 the 1,200 kilometer long Langeled pipeline, the worlds longest subsea gas pipeline, began carrying gas from the processing plant at Nyhamna on the west coast of Norway via Sleipner to Easington on the south-east coast of England.

Troll. Troll lies in the North Sea and has large gas and oil reserves. Troll is the primary source of supply for gas sales from the NCS to Europe. The Troll field comprises two main structures: Troll Phase I and Troll Phase II. Statoil is the operator of the Troll Phase II in Troll East, and Norsk Hydro is the operator of the Troll Phase 2 oil production in Troll West.

The Troll East development comprises the Troll A platform, the gas processing plant at Kollsnes, and the 60 km pipeline linking the Troll A platform with the onshore processing plant at Kollsnes. Export capacity on Troll A is 120 mmcm (4.2 bcf) per day. The gas is dried and compressed for pipeline export to continental Europe. The rich gas is transported to the Mongstad refinery.

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

Kvitebjørn. The field has been developed with a fixed steel platform for production, drilling and living quarters. There are plans for drilling 11 production wells, of which seven wells have already been drilled. The remaining four wells are planned to be drilled during 2007. Gas is transported through a pipeline to the NGL fraction plant at Kollsnes. In addition, an oil pipeline connects Kvitebjørn to the Troll oil pipeline with landfall at the Mongstad refinery north of Bergen. In 2006, Statoil and the licensees decided to reduce gas and oil production temporarily to enable sound reservoir management and safe drilling operations. Output has been reduced from about 190,000 barrels of oil equivalent per day to roughly 95,000 barrels of oil equivalent per day. The reduction took effect from December 23, 2006 and is expected to continue for a period of five months. For Statoil it will mean an average decrease of about 15,000 boe per day in 2007.

Sleipner. Sleipner includes Sleipner West, Sleipner East and Gungne. Condensate from the Sleipner fields is transported to the gas processing plant at Kårstø. Sleipner East and Gungne are produced through the Sleipner A platform. Sleipner West is produced through the Sleipner B wellhead platform and the Alfa Nord subsea template. Sleipner West has large reserves of CO2-rich gas. We extract the CO2 at the field and re-inject it into a sand layer underneath the seabed to reduce the CO2 emissions into the air.

Oseberg. Oseberg is the third main field in the Troll/Sleipner area, and includes Oseberg main, Oseberg South and Oseberg East. Oil from Oseberg is transported via Oseberg Transport System to the Sture terminal. Gas from Oseberg is transported via Oseberg Gas Transport into Statpipe via the Heimdal facility.

Glitne. Glitne is the smallest field development on the NCS using a stand-alone floating production system.

Huldra. The Huldra field is located in the Viking Graben. The field is developed by a normally unmanned platform which is remotely controlled from the Veslefrikk field. The production strategy is based on pressure depletion.
Veslefrikk. Oil is exported to the Sture terminal via the Oseberg Transportation System (OTS) while gas is exported to Kårstø. Veslefrikk also processes condensate from the Huldra field for further export through the OTS oil transportation system. Veslefrikk is undertaking comprehensive studies to increase field recovery reduce cost and extend the field life time of the offshore installation.

Sigyn. Sigyn is a gas/condensate field located 12 km southeast of the Sleipner A installation. The gas is exported from Sleipner A and the condensate is delivered at Kårstø. The development consists of three production wells on one subsea template, with two pipelines and one umbilical connecting it to the Sleipner A platform.

Fram. The Fram West and Fram East field developments are connected by a subsea tie-back to existing infrastructure (Troll C) for processing and transport. The Fram East development started production in October 2006.

In addition, Statoil has interests in the following partner operated producing fields: Brage, Ekofisk, Heimdal, Tune and Ringhorne East.

Halten/Nordland
Our producing fields in the Halten/Nordland area are Åsgard, Heidrun, Norne, Kristin, Urd and Mikkel. Statoil’s share of the area’s production in 2006 was 136 mbbls per day of oil, condensate and NGL, and 12 mmcm per day (424 mmcf per day) of gas, or 210 mboe per day in total per day.

This region is characterized by petroleum reserves located at water depths reaching between 250 and 500 meters. The reserves are to some extent under high pressure and at high temperatures. These conditions have made development and production more difficult and have challenged the participants to develop new kinds of platforms and new technology, such as floating processing systems with subsea production templates. We plan to increase efficiency by further coordinating our operations in the area and by stemming the declining production from the mature fields by increasing seismic activity and well maintenance. In addition, we will expand our activities by utilizing our installed production and transportation capacity before building new infrastructure.

Åsgard. The Åsgard field contains the three fields: Smørbukk, Smørbukk South and Midgard. The field complex was developed with the Åsgard A production ship for oil, the Åsgard B semi-submersible floating production platform for gas and the Åsgard C storage vessel. The subsea production installations on the field complex are the most extensive in the world, with a total of 53 wells grouped in 18 seabed templates. Further, the Åsgard B platform is the largest floating gas processing center in the world, and Åsgard A is one of the largest floating production ships ever built.

The Åsgard development links the Haltenbanken area to Norway’s gas transport system in the North Sea. Gas from the field is piped through the Åsgard Transport System (ÅTS) to the processing plant at Kårstø and on to receiving terminals in Emden and Dornum in Germany. Oil produced at the Åsgard A vessel and condensate from the Åsgard C storage vessel are shipped from the field by shuttle tanker.

Heidrun. The Heidrun platform is the largest concrete tension leg platform ever built. Most of the oil from Heidrun is shipped by shuttle tankers to our Mongstad crude oil terminal for onward transportation to customers. Gas from Heidrun provides the feedstock for the methanol plant at Tjeldbergodden, Norway. Additional gas volumes are exported through the Åsgard Transport pipeline to gas markets in continental Europe.

Norne. This field is developed with a production and storage ship tied to subsea templates. This ship carries processing facilities on its deck and storage tanks for oil. Processed crude oil can be transferred over the stern to shuttle tankers. Norne is connected to gas markets in continental Europe through a link with the Åsgard Transport system.

Urd (Norne Satellites). The Urd fields Svale and Stær are located 10 km and 5 km north of the Norne field, respectively. The fields are produced through subsea facilities with the well stream tied back to the Norne FPSO. Production from the first two Urd wells commenced in fourth quarter of 2005.

Mikkel. Mikkel is a gas and condensate field. Production from two seabed templates is tied to the sub-sea installation at Midgard for onward transport to the Åsgard B gas-processing platform.

Kristin. Kristin is a gas condensate field in the southwestern part of the Halten/Nordland area. The Kristin development is the first High Temperature/ High Pressure (HTHP) field developed with subsea installations. The stabilized condensate is exported to a joint Åsgard and Kristin storage vessel and the rich gas is transported to shore via the Åsgard Transportation pipeline to the gas processing facility at Kårstø. Taking into account the challenging nature of the reservoir, a new drilling strategy was implemented in 2004 in order to maintain the field’s recovery factor. Four wells out of twelve are remaining to be completed and set into production, all in accordance with the 2004 strategy. The maximum production capacity on Kristin is expected to reach 18 mmcm (636 mmcf) of natural gas per day and 126 mbbl condensate per day during 2007.

Tampen
The Tampen area offers rich petroleum resources in a compact geographic area where Statoil is the sole operator. The main producing fields in the Tampen area are Statfjord, Gullfaks, Snorre, Visund, Tordis and Vigdis. Statoil’s share of the area’s production in 2006 was 223 mbbl per day of oil, condensate and NGL, and 11 mmcm per day (388 mmcf per day) of gas, or 290 mboe per day in total. Tampen is the leading oil producing area on the NCS, and even after twenty years of production we believe substantial opportunities for increased value creation are still remaining.

We have taken several initiatives to identify and implement measures to increase and prolong production from the Tampen area. These initiatives have resulted in a prolonged planned production beyond the present license period which expires in 2016 for the Gullfaks field. The prolonged planned production for the Tampen area is due to a combination of cost reduction and IOR.

Statfjord. Statfjord has been developed with three fully integrated platforms supported by gravity base structures featuring concrete storage cells. Each platform is tied to offshore loading systems for loading oil into tankers. Three satellite fields (Statfjord North, Statfjord East and Sygna) have been developed and are each tied back to the Statfjord C platform. An amended PDO for the late life production period for Statfjord was approved in 2005 by the MPE, which granted a license extension for the Statfjord area from 2009 to 2026.

Gullfaks. Gullfaks has been developed with three large concrete production platforms. Oil is loaded directly into purpose built shuttle tankers on the field. Associated gas is piped to our Kårstø gas processing plant and then on to continental Europe. Three satellite fields, Gullfaks South, Rimfaks and Gullveig, have been developed with subsea wells remotely controlled from the Gullfaks A and C platforms.

Gimle. This field is a Gullfaks satellite field. Permanent production started in May 2006, converting the Gimle exploration well drilled from the Gullfaks C platform to a production well. Two more Gimle wells are planned to be drilled from the Gullfaks C platform, one injector well in 2007, and one production with drilling expected to start in late 2007.

Snorre. The field has been developed with two platforms and one subsea production system connected to one of the platforms (Snorre A). Oil and gas is exported to Statfjord for final processing, storage and loading. One satellite field, Vigdis, has been developed with a subsea tie-back to Snorre A. Production from Vigdis Extension, connected to Snorre A, started in the fourth quarter of 2003, while a phase 2 is planned to be begin at the end of 2007

Visund. The development of the Visund field was separated into an oil production phase and a gas phase. Gas export commenced in October 2005. The field has been developed with one platform and two subsea satellite wells. The oil is exported to Gullfaks A for storage and loading. The gas produced is partly injected into the reservoirs, and partly exported to Kollsnes via the Kvitebjørn pipeline. Visund was closed down due to a gas leak caused by a technical design fault from January 19, 2006 to May 29, 2006. Total lost production from Visund in this period is estimated at 3 mmboe.

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

Domestic Production Costs Data
Production costs are influenced by the distribution between new and mature fields in the portfolio and the cost effectiveness of the different installations. We calculate this indicator as annual production-related costs compared with the volume of oil and gas produced in the same period. As the figures below show, we have had an increased cost per barrel in NOK in 2006 as compared to 2005. Further details on the production costs can be found in Item 5—Operating and Financial Review and Prospects—Operating Results.

The following table sets forth our average production costs per boe consistent with FASB statement 69, our average sales price per barrel of crude oil, and average sales price by Statoil per scm of gas sold for the years ended December 31, 2006, 2005 and 2004.

Production costs data	Year ended December 31,
	2006	2005	2004
Average cost per boe
NOK	25.17	21.71	21.54
USD	3.93	3.37	3.20
Average sales price per barrel of crude oil
NOK	419.9	348.3	256.1
USD	65.4	54.0	38.0
Average sales price per scm of gas
NOK	1.91	1.45	1.10
USD	0.30	0.22	0.16
USDNOK (average daily exchange rate)	6.42	6.45	6.74

Oil and Gas Transportation
Statoil, together with other Norwegian oil and gas producers, has built an extensive transportation infrastructure network to transport crude oil and gas produced on the Norwegian Continental Shelf to terminals in Norway, the UK and the continental Europe. For information about our interests in gas pipelines held through Gassled, see Natural Gas—Norwegian Gas Transportation System and other Facilities below.

Most of our oil production is lifted offshore by shuttle tankers and transported to oil terminals in Norway and abroad. Troll, Oseberg, Tune, Brage, VFR and Huldra crude oil is transported by pipeline to the Mongstad and Sture terminals, respectively, and Ekofisk production is transferred by pipeline to Teesside, UK.

The following are oil pipelines in which E&P Norway has an ownership interest:
Troll Oil Pipelines I and II. The Troll Oil Pipeline I transports oil from the Troll B platform to the terminal at Mongstad near Bergen. The Troll Oil Pipeline II carries oil from Troll C to the terminal at Mongstad. The Troll Oil Pipelines I and II have a transport capacity of 265 mmbbls and 300 mmbbls per day, respectively. We are the operator and 20.85 per cent owner of Troll Oil Pipelines I and II.

Kvitebjørn oil pipeline. The Kvitebjørn oil pipeline is a separate joint venture which runs from the Kvitebjørn platform to the Troll Oil Pipeline II. In July 2005 the Statoil equity share was reduced from 50 per cent to 43.55 per cent due to a swap transaction with Enterprise Norge AS. The pipeline has identical participation interests and voting rules as the Kvitebjørn field. Statoil is the operator of the pipeline, which has a capacity of 63 mbbl per day. The pipeline has been designed at both ends to accept future connections.

Sleipner Condensate pipeline. The Sleipner Condensate pipeline which has a design capacity 1048 Sm3/h (158 mboe per day) is owned by the Sleipner East Group. The unstable condensate from Sleipner East, Sleipner West and Gungne is mixed at Sleipner A and transported to Kårstø where it is processed into stable condensate, NGL products (propane, i-butane, n-butane) and ethane.

Norpipe Oil AS. Statoil’s ownership in Norpipe Oil AS is 15%. The ConocoPhillips operated Norpipe oil pipeline starts at Ekofisk Centre and crosses the UK continental shelf to come ashore at Teesside in the UK. It has a transport capacity of 900 mmbbls per day.

Oseberg Transportation System (OTS). The OTS transports oil from Veslefrikk, Brage, Oseberg Unit, Oseberg South, Oseberg East, Tune and Huldra via Oseberg A to Sture. The Grane field has a separate pipeline to the onshore facilities. Our interest in the OTS is 14 per cent. The OTS has a capacity of 765 mbbl per day.

International Exploration and Production

Introduction
International E&P includes production, development and exploration outside of Norway. We are focusing our efforts on establishing significant production in our main activity areas while we actively pursue growth opportunities in other areas that support our strategy and leverage our skills and competence from the NCS.

We hold interests in 18 producing fields in North Africa (Algeria), Western Africa (Angola), the Caspian (Azerbaijan), Western Europe (UK), South America (Venezuela) and China.

Statoil is involved in development projects in Angola, Nigeria, Azerbaijan, Ireland, the U.S. Gulf of Mexico (GoM) and Iran. Exploration activity includes projects in Algeria, Angola, Azerbaijan, Brazil, Egypt, the Faroe Islands, U.S. Gulf of Mexico, Indonesia, Ireland, Libya, Nigeria, the UK and Venezuela.

Key financial information
International E&P reported Income before financial items, income taxes and minority interest of NOK 10,928 million in 2006 compared to NOK 8,364 million in 2005. In the year ended December 31, 2006, we produced 178 mboe per day compared with 184 mboe per day in 2005. The decrease in production from 2005 to 2006 was mainly attributable to reduced entitlement production from projects under production and/or revenue sharing contracts as a result of higher oil and gas prices. Further information on production numbers can be found in Item-5 operating and Financial Review and Prospects.

The following table presents key financial information about this business segment.

(in millions)	Year ended December 31,
	2006		2005	2004
	NOK	USD (1)	NOK	NOK
Revenues	24,643	3,956	19,563	9,765
Depreciation, depletion and amortization	5,697	915	6,273	2,215
Exploration expenditure	3,951	634	2,149	1,374
Income before financial items, income taxes and minority interest	10,928	1,754	8,364	4,188
Capital expenditure	19,974	3,207	25,295	18,987
Long-term assets (excluding deferred tax assets)	70,665	11,345	62,163	37,457

(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

Further details on the financial results can be found in Item 5—Operating and Financial Review and Prospects—Operating Results.

Portfolio management
We continue to build our international interests to focus on areas where we own quality assets and can develop new attractive commercial opportunities and optimize our capital employed.

In 2005, Statoil purchased all of EnCana's U.S. GoM assets, including its 25 per cent interest in the Tahiti field and several discoveries and exploration leases.

During 2006, Statoil acquired Plains Exploration & Production’s working interest in two U.S. (GoM) deepwater discoveries and one exploration prospect for USD 700 million.
In November 2006, Statoil and Anadarko Petroleum Corporation signed an agreement under which Statoil would acquire two of Anadarko’s U.S. GoM discoveries and one prospect for USD 901 million. The transaction was completed in the first quarter of 2007.
On March 31, 2006, Statoil made a settlement with the Venezuelan state oil company Petróleos de Venezuela SA (PdVSA) to relinquish our 27 per cent interest in the LL652 oil field in Lake Maracaibo. In 2005 Statoil's entitlement production from LL652 was 900 boe per day.

Oil and Gas reserves
In 2006, we increased our proved reserves by 3.5 per cent. The change is primarily due to positive revisions of previous estimates. Production history and new wells drilled have reduced uncertainty and resulted in positive revisions on fields such as In Salah, ACG and Dalia. At the end of 2006, our international proved oil and NGL reserves were 615 mmbbls of oil, and we had 39.2 bcm (1.4 tcf) of proved natural gas reserves, a total of 861 mmboe.

At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned PdVSA, held 47 and 38 per cent respectively. On February 26, 2007 the Venezuelan Government issued a law decree providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a minimum majority State participation of 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The law decree provides that transfer of operations is to be completed by April 30, 2007. The law decree grants a period of four months to agree on the terms and conditions for participation in the new mixed companies, while two additional months are provided to submit such terms for approval to the National Assembly. The possible migration from partnership to a mixed company and the resulting possible reduction in Statoil share may affect our future recognition of proved reserves. The maximum adverse impact on proved reserves is currently estimated to 171 mmbbl of oil. The specifics and extent of such a transition for Sincor and the level of compensation to be received by Statoil cannot be ascertained at this time

The following table sets forth our total international proved reserves as of December 31 for each of the last three years. Further information on reserves can be found in the Supplementary Information on Oil and Gas Producing Activities contained in our consolidated financial statements beginning on page F-38.

Year		Oil/NGL	Natural Gas		Total
		mmbbls	bcm	bcf	Mmboe

2006	Proved reserves at end of year	615	39.2	1,385	861
	Of which, proved developed reserves	240	6.3	222	280

2005	Proved reserves at end of year	619	34.0	1,202	833
	Of which, proved developed reserves	202	4.3	150	229

2004	Proved reserves at end of year	632	40.7	1,437	888
	Of which, proved developed reserves	170	6.6	234	212

Production
Statoil’s petroleum production outside Norway amounted to an average of 177.7 mboe per day in 2006. Total annual production in 2006 was approximately 65 mmboe compared to 67 mmboe in 2005. The following table sets forth our total international production for each of the last three years. The new fields that came on stream in 2006 are ACG East Azeri in Azerbaijan, Dalia in Angola and In Amenas in Algeria. Shah Deniz in Azerbaijan commenced production on December 15, 2006, but the field was temporarily shut down due to technical difficulties. The field resumed production in February 2007.

	Year ended December 31,
	2006	2005	2004
Average daily oil (mbbls)	148.8	141.8	100.0
Average daily natural gas (mmcm/mmcf)	4.6/162	6.8/239	2.4/84
Average daily boe (mboe)	177.7	184.4	114.9

The following table shows the fields contributing to production in 2006 in which we currently participate and the producing wells as of, and production for the year ended, December 31, 2006.

Field	Statoil’s equity interest in per cent	Operator	On stream	License expiry	Producing wells	Average daily production (1) mboe/day
North Africa
Algeria: In Salah	31.85	Sonatrach /BP/ Statoil	2004	2027	25	27.4
Algeria: In Amenas(2)	50.00	Sonatrach /BP/ Statoil	2006	2022	13	1.7
Western Africa
Angola: Girassol and Jasmim	13.33	Total	2001	2022	24	13.5
Angola: Xikomba	13.33	ExxonMobil	2003	2027	4	1.9
Angola: Kizomba A	13.33	ExxonMobil	2004	2026	26	26.9
Angola: Kizomba B	13.33	ExxonMobil	2005	2027	20	28.0
Angola: Dalia(3)	13.33	Total	2006	2026	12	0.3
Caspian
Azerbaijan: Azeri-Chirag-Gunashli	8.56	BP	1997	2024	32	35.2
Western Europe
UK: Alba	17.00	Chevron	1994	2018	36	8.8
UK: Schiehallion	5.88	BP	1998	2017	21	3.9
UK: Merlin	2.35	Shell	1997	2017	3	0.0
UK: Dunlin	28.76	Shell	1978	2017	13	1.4
UK: Jupiter	30.00	ConocoPhillips	1995	2010	14	1.4
UK: Caledonia	21.32	Chevron	2003	2018	1	0.2
South America
Venezuela: LL652 reactivation	27.00	Chevron	1998	2018	n/a	0.2
Venezuela: Sincor	15.00	Sincor JV	2001	2037	349	21.8
Other
China: CA 17/22 Lufeng	75.00	Statoil	1997	2011	5	4.9
Total International E&P					598	177.7

(1) Production figures are after deductions for royalties, production sharing and profit sharing.
(2) Production of gas started up mid-2006 and production of liquids, under the terms of the PSA, commenced in December 2006.
(3) The Dalia oil field was brought on stream on December 13, 2006.

Main Areas

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

The map shows the current discoveries (11) where Statoil holds an interest. The map is not exhaustive with respect to other licenses or prospects where Statoil holds an interest.

Tahiti. Statoil holds a 25 per cent interest in the Chevron operated field. The field will be developed in several phases, and the first phase was sanctioned in August 2005. The field is designed to have a daily production capacity of 125 mbbls and 70 mmcf of natural gas. First production is expected by mid-2008. Estimated total investment for the first phase is more than USD 1.8 billion.

Jack. A production test was successfully completed in June 2006 for the Jack number two well. The operator Chevron is exploring potential development options for Jack and St. Malo. During 2006, Suspension of Production applications and activity schedules were approved by the Mineral Management Service for Tonga (block GC721) and Jack (WR759 unit).

During 2006 Statoil participated in five exploration and appraisal wells and one sidetrack. During 2006, Statoil acquired Plains Exploration & Production’s working interest in two US Gulf of Mexico (GoM) deepwater discoveries and one exploration prospect for 700 USD million. The new assets are located in the Greater Tahiti area, where Statoil is already well positioned. They comprise the following:

• the Shell-operated Caesar discovery, in which Statoil now holds a 17.5 per cent working interest;
• the Chevron-operated Big Foot discovery, in which Statoil now holds a 12.5 per cent working interest; and
• the Chevron-operated Big Foot North prospect, in which Statoil now holds a 12.5 per cent working interest.

In the fourth quarter of 2006, Statoil and Anadarko Petroleum Corporation signed an agreement for Statoil to acquire two of Anadarko’s U.S. GoM discoveries and one prospect for USD 901 million. The transaction was completed in the first quarter of 2007. The new assets are located in the Greater Tahiti and Walker Ridge areas and comprise:

• the Nexen-operated Knotty Head discovery in which Statoil will acquire a 25 per cent working interest;
• the Chevron-operated Big Foot discovery in which Statoil will hold a 27.5 per cent working interest, including the 12.5 per cent acquired in a prior transaction; and
• the Chevron-operated Big Foot North prospect in which Statoil will hold a 27.5 per cent working interest, including the 12.5 per cent acquired in a prior transaction.

North Africa
Statoil’s current asset portfolio in North Africa comprises two producing projects and one exploration opportunity in Algeria (In Salah, In Amenas and Hassi Mouina), two exploration opportunities in Libya (Kufra and Cyrenaica) and two exploration opportunities in Egypt (Block 9 and 10 in the El Dabaa area).

Algeria
Statoil's position as a significant gas seller in Europe, our ambition to serve this market from multiple sources, and the short distance to the southern European gas market makes Algeria an attractive country to pursue new opportunities. The decision to enter into Algeria was, by nature, based on a long-term perspective and includes an assessment of both the security and political situation. Statoil recognizes the need for a different level of protection for personnel and property compared with many European countries. To reduce the risk of injury and serious incidents, it is considered necessary to make additional security arrangements in line with those of other international companies. Statoil evaluates the risk level as acceptable, subject to the precautions that have been taken, and we remain committed.

In Salah. The In Salah gas development, in which Statoil has a 31.85 per cent interest, is Algeria’s third largest gas development. A Contract of Association, including mechanisms for revenue sharing, governs the rights and obligations of the joint operatorship between Sonatrach, BP and Statoil. A joint marketing company sells the gas produced in the development, and all gas produced until 2017 has been sold under long-term contracts. Production commenced in July 2004 and the field is currently producing at plateau levels.

In Amenas. The In Amenas development is the fourth largest gas development in Algeria containing significant liquid volumes. This development is built and operated through a joint operatorship between Sonatrach, BP and Statoil. The rights and obligations are governed by a production sharing contract, giving BP and Statoil 50/50 access to the liquid volumes only. Production of gas started up in mid-2006 and production of the liquids commenced December 2006.

Hassi Mouina. In 2004, Statoil was awarded operatorship for the Hassi Mouina exploration acreage. Statoil has a 75 per cent share in the block (Sonatrach 25 per cent), which is approximately 22,990 square kilometers. The work program is for two wells (one exploration and one appraisal) and 400 kilometers of two-dimensional seismic during a three-year exploration period. The work program commenced in 2005 with the acquisition of seismic data and drilling activities started in November 2006.

Libya
Statoil was awarded two exploration licenses in the EPSA IV bid round in October, 2005. The licenses, both Statoil operated, were ratified in December, 2005, initiating a five year exploration period. During this exploration period Statoil has committed to the following:

License 94 (100 per cent Statoil) covers an area of 9,849 square kilometers on the south eastern Cyrenaica Platform with a commitment of one exploration well and 3,000 kilometers two-dimensional seismic.

License 171 (50 per cent Statoil, 50 per cent BG Group) covers an area of 11,305 square kilometers in the Kufra Basin with a work commitment of two exploration wells and 2,000 kilometers two-dimensional seismic.

The exploration work program in 2006 for the two areas included regional subsurface work and acquisition of aero-magnetic and aero-gravity data in preparation for the seismic acquisition programs scheduled in 2007. In addition, environmental impact studies have been performed in both licenses.

Egypt
Statoil was awarded operatorship of two offshore exploration licenses in 2006. The blocks are located in the Mediterranean, in the El Dabaa area west of the Nile Delta, at water depths of about 1,000-3,000 meters.

License 9 (80 per cent Statoil, 20 per cent Sonatrach) covers an area of 8,368 square kilometers. Statoil and Sonatrach are committed to drill one exploration well and conduct seismic surveys over a four-year period.

License 10 (80 per cent Statoil, 20 per cent Sonatrach) covers an area of 9,802 square kilometers. Work commitment includes two seismic surveys over a four-year period.

The awards are subject to finalization of a detailed production sharing agreement and approval by the Egyptian parliament.

West Africa
Statoil has interests in blocks 15, 15/06, 17 and 31 offshore Angola and production license (OML 128, 129) as operator, in addition to exploration licenses (OPL 324 and 315) offshore Nigeria. The production activities in block 15 and 17 in Angola represent approximately 40 per cent of the group’s international production in 2006.

Angola
Statoil holds a 13.33 per cent interest in deepwater blocks 15, 17 and 31 offshore Angola in addition to the 5 per cent in block 15/06 awarded in 2006.

Block 15. Interests in block 15, operated by ExxonMobil, currently comprise the producing fields at Kizomba A, Kizomba B and Xikomba, as well as the development projects Marimba North and Kizomba C. A total of 33 exploration and appraisal wells have been drilled to date with 19 discoveries announced. All exploration commitments in the PSA have been met.

Kizomba A, which encompasses the Hungo and Chocalho discoveries, reached peak production of 250 mbbls of oil per day in August 2005. Kizomba B, which encompasses the Kissanje and Dikanza discoveries, commenced production on July 7, 2005, which was ahead of the expected start up in the third quarter 2005. Peak production of 250 mbbls per day was reached in September 2005, well ahead of the previous expectation of year end 2006. Xikomba is a small isolated discovery producing from a leased FPSO and first oil was achieved in 2003. The development of Marimba North was sanctioned in mid-September 2005. The field is being developed as a tie-in to Kizomba A. Production start-up is expected in December 2007. Kizomba C, which encompasses Mondo and Saxi-Batuque, was sanctioned by Statoil in December 2005. The project consists of two FPSOs, each with a design capacity of 100 mbbls per day, one located on each of the Mondo and Saxi-Batuque discoveries. Expected production start-up is mid-year 2008. Sonangol, the Angolan state-run petroleum enterprise, approved the contracts during 2006.

Block 17. Interests in block 17, operated by Total, currently comprise production at Girassol, Jasmim and Dalia and the development project Rosa. To date, a total of 29 exploration and appraisal wells have been drilled to date with 15 discoveries announced, and, as a result, all exploration commitments in the PSA have been met, and expired exploration acreage handed back to the authorities.

The Girassol and Jasmim development areas were merged in 2005. Girassol and Jasmim are currently producing at a plateau level of 240 mbbls of oil per day. The development project Dalia, sanctioned in April 2003, consists of a planned total of 67 subsea wells. First oil from Dalia was produced in December 2006. Dalia is scheduled to reach a plateau production of 240 mbbls per day by 2007. Rosa, a subsea tieback to the Girassol FPSO, was sanctioned in July 2004 and consists of a planned total of 25 subsea wells. First oil from Rosa is expected in 2007 and peak production is expected to reach 150 mbbls per day in 2008. In 2005 exploration drilling confirmed the resources in the Pazflor project, which includes the Perpetua, Acacia, Zinia and Hortensia discoveries. Development studies have been done and an FPSO has been identified as the development solution. Sanction is expected in 2007.

Block 31. This ultra deepwater block, operated by BP, is located west of Block 15 at the northern end of Angola’s continental shelf at a water depth between 1,600 and 2,500 meters. A total of 12 oil discoveries have been made in the block and the licensees are planning a common development of the first four discoveries in the northern part of the block (Plutao, Saturno, Venus and Marte). In 2006, five wells were completed with four discoveries, and to date a total of 18 exploration wells have been drilled in the block. The exploration period ends June 1, 2008, and all commitments have already been met.
Block 15/06. In 2006 a production sharing agreement (PSA) was signed for block 15/06 offshore Angola, giving Statoil a 5 per cent interest in the deepwater block. The block covers acreage of 2,984 square kilometers. The area is located about 100 kilometers from Luanda in water depths of 300-1,800 meters. Eni is the operator of the block with a 35 per cent interest. The work commitment for block 15/06 is extensive, covering three dimensional seismic surveys and including the drilling of eight wells, to be carried out during the first five years of the exploration phase.

Nigeria
Nigeria’s political development has been affected in the past by political unrest and violence, which have led to difficulties and disruptions for the oil industry in the Delta area. Projects on the Nigerian continental shelf may also be influenced by potential political instability.

All of our activities are in the deepwater areas off Nigeria, and currently include exploration operations on block OML 128 and OML 129, where Statoil is operator with a 53.85 per cent share. In addition, Statoil has partner obligations in block OPL 324 (25 per cent) and in OPL 315 (45 per cent).

In February 2005, the exploration licenses on block OML 128 and 129 were converted to production licenses with a term of 20 years. To date, a total of seven exploration wells have been drilled in the two license areas, resulting in one oil discovery, Ekoli in block OML 128 (Agbami), one gas discovery (Nnwa) and one condensate discovery (Bilah) in block OML 129.

Agbami, sanctioned by Statoil in August 2004, will be developed with subsea wells tied back to a floating production and storage ship, and is scheduled to come on stream in mid-2008. The field is located in the Chevron operated Block OML127 and the Statoil operated block OML 128. The Unitization agreement for the field was signed by all parties in February 2005. Chevron is the operator of the unitized field.

The Nnwa discovery, located in OML 129, extends into the Shell operated Block OML 135 (known as the Doro structure). Parts of the Shell operated block OPL 219 were converted to block OML 135 in 2006. Preparations have been made to develop a joint appraisal strategy for Nnwa (and Doro). Under an MOU with Shell, the Nigerian Government and other companies, a feasibility study for floating LNG was completed in 2003. The Nigerian Government has submitted fiscal terms for the development of gas in Nigeria, and these terms are currently being reviewed and discussed between the oil industry and the Government.

Bilah. On the Bilah discovery an extensive subsurface evaluation has been performed and further appraisal drilling is planned. Timing of the appraisal drilling is 2007/2008 but this is dependent on availability of a drilling rig.

Exploration Activity
Phase II of exploration in block OPL 324 started in 2005 and during 2006 a second exploration well was drilled. Petrobras is the operator of the block with a 37.5 per cent interest.

In 2005 Statoil was awarded a 45 per cent share in block OPL 315 with Petrobras as operator and ASK Petroleum Limited as partner. The contract was signed in early 2006 whereby Statoil is committed to perform a work program over the next five years consisting of one well and seismic survey of approximately 833,000 square meters.

Caspian
Statoil’s current interests in the Caspian area comprise projects in Azerbaijan and activities in Kazakhstan.

Azerbaijan
In 1992, we established a presence as one of the first international oil companies in the Caspian Sea. Since then, we have entered into three PSAs in Azerbaijan, and we are among the largest foreign oil companies in the country in terms of proved reserves and production. At present, we hold interests in three PSAs offshore in the Azeri sector of the Caspian Sea: the Azeri-Chirag-Gunashli, or ACG oil field, the Shah Deniz gas and condensate field and the Alov, Araz and Sharg prospects.

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

ACG. Statoil is a partner with an 8.56 per cent equity share in the BP operated ACG PSA. The ACG field development is being developed in three phases in addition to the Early Oil Production phase (EOP). We expect overall daily production from ACG to exceed 1 mmbbls per day by 2010.

ACG – EOP. The Chirag platform, as a part of EOP, has been producing since November 1997 and is currently producing at steady plateau levels. Gas handling capacities were increased during a planned shutdown in the third quarter of 2006.

ACG Phase I. Phase I is completed with the exception of water injection, which is planned to commence during 2007. Central Azeri started oil production during the first quarter of 2005 and first gas injection during the second quarter of 2006.

ACG Phase II. All construction activities have been completed. West Azeri commenced oil production at the end of 2005 and East Azeri commenced oil production during the fourth quarter of 2006.

By December 31, 2006, the combined annual production level from EOP, Phase I and Phase II was about 670 mbbls of oil per day.

ACG Phase III. The pre-drilling program for Phase III (Deep Water Gunashli development) commenced during 2005 and successfully continued in 2006. Onshore construction work is ongoing and it is anticipated that first oil will be delivered during the first half of 2008. The Deep Water Gunashli subsea water injection facilities were sanctioned during 2006 and are planned to be operational in 2009.

Export of hydrocarbons. The Caspian Sea is landlocked without direct access to open sea. The export of oil is therefore dependent on onshore pipelines. Currently, crude oil from ACG is transported to the Black Sea through two pipelines (to Supsa in Georgia and to Novorossiysk in Russia), by rail (to Batumi in Georgia) and to the Mediterranean Sea through the 1,760-kilometer BTC Pipeline, in which we participate with an 8.71 per cent interest. The commissioning of the BTC Pipeline ensured export flexibility through multiple pipelines and thereby diversified risk involved in commercializing the land-locked upstream resources. The BTC Pipeline was sanctioned in 2002. Linefill commenced in May 2005 and was completed in May 2006. First tanker loading at the Ceyhan Marine Terminal took place in June 2006.

Shah Deniz. The Shah Deniz area covers 860 square kilometers and lies in a water depth between 50 and 500 meters. The partners have completed a four-year exploration phase involving a three-dimensional seismic survey and the drilling of three wells. The partnership submitted a Notification of Discovery and its commerciality in March 2001 and entered into a 30-year development and production period. Statoil has been named commercial operator covering gas sales, contract administration and business development for the Shah Deniz gas and condensate field. This appointment also covers the South Caucasus Pipeline system (SCP) for gas transport to markets in Azerbaijan, Georgia and Turkey. BP is field operator and Statoil holds a 25.5 per cent interest. The Stage I development on the east flank of the reservoir and a 680 kilometer-long, 42-inch pipeline, from the landing terminal through Azerbaijan and Georgia to the Turkish border (SCP), was sanctioned by the partnership in February 2003, and Statoil was appointed as commercial operator of the pipeline. Shah Deniz Stage I commenced production on December 15, 2006, but the field had to be shut down due to gas leakage. The field resumed production in February 2007. The plateau production level of Stage I is expected to be approximately 8.5 bcm (300 bcf) per year and to be reached after two to three years of production. The SCP system has been prepared for expanded capacity to facilitate future development stages.

Alov, Araz and Sharg. Statoil signed an exploration, development and production sharing agreement, with BP as operator, covering the structures Alov, Araz and Sharg in July 1998. We have a 15 per cent interest in this PSA, which is located roughly 150 kilometers southeast of the Azeri capital of Baku. The contract area covers about 1,400 square kilometers and is located at water depths of 450 to 800 meters. The structures are located in the area of the Caspian Sea that is disputed between Azerbaijan and Iran, and Iran has claimed parts of the area to be in Iranian waters since the contract was signed. Work has ceased following an Iranian naval intervention in 2001. The first well out of three commitment wells in the area is planned to be drilled within 12 to 18 months after settlement of the border issue. Negotiations with SOCAR, the State Oil Company of Azerbaijan, have granted an extension of the exploration period until six months after the completion of the third well.

Kazakhstan
Statoil opened a representation office in 2004 and is actively looking for business opportunities in new and existing exploration areas. Statoil considers Kazakhstan to be an area to with potential for future developments.

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

United Kingdom
The UK portfolio comprises the fields Schiehallion, Alba, Caledonia, Dunlin, Merlin and Jupiter. Most of our UK fields are currently in tail-end production with an average daily total net production rate in 2006 of approximately 16 mboe per day.

Statoil is a partner in a Chevron operated exploration license west of Shetland. During the summer of 2005, the operator drilled a well on the original license on the Rosebank/Lochnagar prospect and made an oil and gas discovery. A three well drilling program to appraise this discovery commenced late in 2006. In 2006, Statoil participated in Shell’s Benbecula North well in the Rockall basin.

Faroes
The Statoil operated License 006 lies on the East Faroe Ridge and was awarded during 2000 for a period of nine years. Statoil holds a 37.5 per cent interest. The license obligation required us to perform seismic surveys. In 2003, we negotiated a two-year extension to the first phase of the license and acquired a three-dimensional survey over the crestal areas of the Brugdan prospect, a large four-way dip-closed feature lying beneath thick basalts. The Statoil License 003 and the Hess License 001 Groups agreed to farm-in to License 006 and partly funded a well on the Brugdan Prospect, which was completed in 2006. No commercially viable oil or gas volumes were proven in the well.

Through the second Licensing Round in 2005, Statoil was awarded licenses 010 and 011 as a sole licensee, license 009 as operator with a 50 per cent interest and license 008 with a 30 per cent interest, where Chevron is operator with a 40 per cent interest. Statoil has completed its commitment to perform seismic coverage in licenses 008, 010 and 011, with license 009 still to be completed. During 2006 seismic processing and interpretation were conducted.

Ireland
Corrib. The Corrib gas field, in which we have a 36.5 per cent interest, lies on the Atlantic Margin northwest of Ireland. The Corrib field development, operated by Shell, was sanctioned in February 2001, and the production license was granted in late 2001 with a 30-year duration.

The development will incorporate seven subsea wells and the gas will be transported through a pipeline to an onshore gas processing terminal to be constructed on the west coast of Ireland. The gas will be exported from the terminal via a new pipeline that is currently being installed, to the existing Irish gas grid. The Irish Planning Authorities granted planning permission for the gas terminal on October 22, 2004. The project execution was suspended in July 2005 due to protests by some local landowners. Following a comprehensive safety review by the Irish authorities and agreement by the partnership to implement additional measures to further enhance the safety of the pipeline, work on the project recommenced in May 2006, with two of the pre-drilled wells being successfully completed and tested. Work on the onshore terminal was recommenced in October 2006, with preparatory civil and environmental works being carried out in preparation for a full scale return to construction operations in spring 2007.

We also have interests in three exploration licenses in the Slyne-Erris Basin. Statoil is operator of two of these licenses (License 5/94 and 2/06) holding 58.7 per cent equity, respectively, in each. The other licensee, Shell, holds the remaining 41.3 per cent equity. License 2/06, comprising of blocks 19/9, 19/13 and partly 19/17 was awarded to Statoil in 2006.

Middle East
Statoil is pursuing business development options in the Middle East region and has representative offices in Riyadh (Saudi Arabia), Abu Dhabi (United Arab Emirates), Doha (Qatar) and Amman (Jordan, covering Iraq).

Iran
South Pars phases 6-7-8. On December 12, 2002, Statoil became operator for the development of the offshore part of the South Pars phases 6-7-8 project with up to a 40 per cent share during the development phase. The South Pars phases 6-7-8 offshore project's scope consists of three wellhead platforms with three pipelines, condensate loading line and associated single buoy mooring, drilling of 27 production wells, hook-up of three pre-drilled wells, and required reservoir management.

All three jackets were installed during the first part of 2004 in a water depth of 65 meters in the Persian Gulf. Drilling operations have also been completed. The condensate line and two pipelines were coated and loaded out by Sadra, an Iranian company, and laid by Allseas, a Swiss company, during the second half of 2004. Sadra continues to work with coating of pipes for the third pipeline and completion of the pipe-laying activity. Fabrication of topsides, also by Sadra, is significantly behind schedule due to late delivery of materials and low productivity on site. As a consequence, Statoil decided to write down the book value of its share in the project by USD 329 million in 2005.

See Item 3—Key Information—Risk Factors for additional information concerning the risk of U.S. sanctions because of our activities in Iran.

See also Item 8—Financial Information—Legal Proceedings for information on the penalty imposed by the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim), and the settlement agreement reached with the Securities and Exchange Commission, the Department of Justice and the United States Attorney’s Office for the Southern District of New York in October 2006, relating to the consulting agreement that Statoil entered into in 2002 with Horton Investments Ltd.

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

South America
Venezuela
A new Hydrocarbon Law was introduced on January 1, 2002 to define the legal framework for liquid hydrocarbon and associated gas activities. It prescribes higher taxes and royalties of 30 per cent for oil producing activities, as well as a minimum 51 per cent national participation in traditional upstream activities. A 2006 amendment to the Hydrocarbons Law levied a new extraction tax equivalent to 1/3 of the value of liquid hydrocarbons produced. Amounts paid for royalty may be offset from extraction tax dues.

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

In early 2005, the Venezuelan Government issued statements questioning the legal structure of operating agreements and the authorizations of heavy oil projects awarded from 1992 to 1997. Sincor, in which Statoil has a participating interest, is included in these allegations. The commission created by the Venezuelan National Assembly to investigate these allegations issued its final report on May 11, 2006 recommending a series of actions to resolve legal problems of the extra heavy oil project agreements and to rectify what it called unacceptable Congress authorizations.

LL652. On March 31, 2006, Statoil entered into a settlement with the Venezuelan state oil company Petroleos de Venezuela SA (PdVSA) to relinquish Statoil's 27 per cent share in the LL652 oil field in Lake Maracaibo.

Sincor. The Sincor project involves producing heavy crude oil in the Orinoco Belt, transporting the crude to the coast and upgrading it into a light, low-sulfur syncrude. Statoil holds a 15 per cent interest in the project, which is a strategic joint venture with PDVSA and Total. Sincor CA (owned by the same group) is the operator and is responsible for development, operation, upgrading and oil marketing of its products.

In May 2005, the Venezuelan Government issued statements indicating that Sincor and other extra heavy oil projects in Venezuela not involving Statoil were operating outside the scope of their Congress authorization based on its interpretation of an internal congressional report. The Venezuelan National Assembly created a special commission to investigate the operating service agreements and strategic associations signed between the national oil company and private parties between 1992 and 1997. In a hearing before this special commission of the National Assembly, the Ministry of Energy and Petroleum (MENPET) stated that the strategic associations in the Venezuelan heavy oil belt had legal problems, and requested that the National Assembly review Sincor’s agreement.

On May 11, 2006, this National Assembly special commission issued a report with its findings and recommendations.  The report recommended a series of actions to MENPET to resolve the alleged legal problems of the extra heavy oil project agreements and to rectify what it called unacceptable Congressional authorizations. The commission’s recommendations included reducing the Sincor area to 250 km2 and bringing the extra heavy oil projects within the fiscal regime of the Organic Hydrocarbon Law (OHL). The special commission also recommended that the Venezuelan State be guaranteed majority participation and that agreements preventing its control of operations be revoked. In the report, MENPET was also asked to take measures to make Sincor respect alleged approved production volume quotas of 114,000 barrels of extra heavy oil per day.

At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned PDVSA, held 47 and 38 per cent respectively. On February 26, 2007 the Venezuelan Government issued a law decree providing for the transformation  (known as the migration process) of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a minimum majority State participation of 60 per cent (known as mixed companies), under the legal framework of the OHL. The law decree provides that transfer of operations is to be completed by April 30, 2007. The law decree grants a period of four months from the date of the law decree to agree on the terms and conditions for participation in the new mixed companies, while two additional months are provided to submit such terms for approval to the National Assembly. As a result of the impending decrease in Statoil’s interest in Sincor and the migration of Sincor from an unincorporated entity to a mixed company, Statoil could be required to de-recognize its share of reserves in Sincor under US GAAP. The maximum adverse impact on proved reserves is currently estimated to be 171 mmbbls of oil. See Supplementary Information on Oil and Gas Producing Activities beginning on page F-38 for further details of our proved reserves. The specific effects that such a transition will have on Sincor and the level of compensation that will be received by Statoil cannot be ascertained at this time.

The three Sincor participants, including a Statoil subsidiary, are borrowers under senior loan project finance agreements, with aggregate debt outstanding of approximately USD 2.0 billion, of which the Statoil subsidiary’s share is 15 per cent. The migration process may result in one or more defaults under such finance agreements, unless lender waivers are obtained. The results of the negotiation process and its impact on this financing cannot be ascertained at this time.

MENPET has challenged the production level and the royalty rates of the Sincor joint venture.  Effective as of June 23, 2005, Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 bpd, instead of the 16 2/3 per cent rate Sincor had previously been paying. Statoil and its partner Total are paying these demands under protest and have filed administrative appeals to annul the demand for such payments. See Item 8—Financial Information—Legal Proceedings.

On 24 May 24, 2006, an amendment to the OHL created a new extraction tax equivalent to 1/3 of the value of liquid hydrocarbons produced and is calculated and payable in the same manner as the royalty. The royalty payment can be deducted from the amount payable as extraction tax.

In January 2007, Sincor received instructions to reduce production of upgraded crude oil by 700 mbbls per calendar month, using September 2006 production levels as reference for the mandated reduction. This production restriction is to remain in place until further notice. Statoil has requested that MENPET remove the reduction mandate based on the terms of the Sincor agreements.

On September 15, 2006 Sincor CA, the operator of the Sincor project, was notified by the Municipality Jose Gregorio Monagas of Anzoategui State of a Municipal Tax Assessment for approximately USD 305 Million (Statoil Sincor share of 15 per cent is USD 45.75 million). Sincor CA requested the annulment of the assessment before the Municipality mayor, and such request was denied on November 14, 2006. On November 23, 2003 Sincor CA filed a complaint in tax courts seeking the annulment of the mayor’s decision and requesting a constitutional injunction against the Municipality. On 8 December 2006, the tax court granted a constitutional injunction prohibiting the Municipality of Monagas from attaching assets of Sincor CA or seeking payment of the assessed amounts. On February 5, 2007, the Municipality revoked the mayor’s decision after Sincor CA filed with the municipality copies of its federal tax returns for the fiscal years 2000 through 2005.

On March 7, 2007, Sincor CA was notified of a new Municipal Tax Assessment, from the same Municipality, for approximately USD 164.7 million (Statoil Sincor share of 15 per cent is USD 24.74 million). On March 9, 2007, the Municipality issued invoices for the amounts assessed, demanding payment be made by March 14, 2007. On March 14, 2007, Sincor CA, Total Venezuela SA and Statoil Sincor AS, severally filed a complaint in Tax Court seeking a Constitutional Injunction and the annulment of the Tax Assessment. Statoil expects the proceedings in tax court to last several months.

Statoil believes that the Municipality has no taxation power over Sincor CA or Statoil Sincor AS and it is pursuing all legal remedies to seek reversal of the assessment’s effects.

Plataforma Deltana. In February 2003, Statoil was awarded the operatorship for block four in Plataforma Deltana off the eastern coast of Venezuela. Statoil committed to drill three exploration wells during the license period that has been extended to October 27, 2007.
The first well was spudded on January 1, 2005. Due to technical problems with the rig, the well was suspended in June 2005 without having reached the planned objectives. Statoil completed the drilling of the second well December 2006. Dry gas was confirmed, but the true potential of the block cannot be confirmed until the whole exploration program has been completed.

In January 2005, a farm-in agreement was signed between Statoil and Total for block four, giving Total a 49 per cent interest. Statoil will remain operator, with 51 per cent. The agreement was approved by the MENPET on January 26, 2006, and closing took place on March 1, 2006. PDVSA has the right to back in to the license with up to 35 per cent at the time when commerciality has been declared.

Brazil
Block BM-J-3. In 2002, Statoil acquired a 40 per cent interest in Block BM-J-3 with Petrobras as operator. A three-dimensional seismic survey was acquired and processed in 2004. During 2005, the partnership entered the second phase of the license (three years), which carries a two well commitment, and relinquished 50 per cent of the original area of the block.

Block BM-ES-11. Statoil had 100 per cent ownership of this block as of April 2004, but relinquished 64 per cent of the block in 2005. The license was relinquished in its entirety in December 2006.

In 2004, Statoil was awarded three exploration licenses comprising six blocks in the Camamu-Alamada basin offshore Brazil. These are BM-CAL-8 (where Statoil is the sole licensee), BM-CAL-10 (Statoil is operator with a 60 per cent interest) and BM-CAL-7 (Statoil has a 40 per cent interest in this license, with Petrobras as operator holding the remaining 60 per cent). The awards commit Statoil to carry out a seismic survey program, which was completed in 2006, and a further commitment to drill at least two exploration wells remains.

In 2005, Statoil was awarded non-operating interests in two exploration licenses: 50 per cent in BM-C-33 in Campos with RepsolYPF as operator, which carries a two well commitment, and 40 per cent in BM-ES-32 in Espirito Santo with Petrobras as operator, which carries a seismic commitment. The contracts were signed in early 2006.

Other Areas:
China
We operate the Lufeng oil field and hold a 75 per cent interest in the project. Our partner is the China National Offshore Oil Company. The current lease of the FPSO expires in April 2008, when the plan is that the field will be abandoned.

Russia
Statoil has been present in Russia since the early 1990s with a representative office in Moscow. Business development activity in Russia increased in 2005, focusing on access to both exploration acreage and existing projects. Statoil considers Russia to have long term potential and believes that there are significant resources still to be discovered in the Barents Sea which we view as a natural growth area as an extension of our present position on the NCS.

Indonesia
Statoil was awarded one offshore exploration share in the deepwater Kuma block in January 2007. The Kuma block lies directly off the west coast of Sulawesi and covers an area of over 5,000 square kilometers. Water depths are between 1,000 and 2,000 meters. Statoil's share in the Kuma block is 40 per cent while operator, ConocoPhillips, has 60 per cent. The work commitment consists of 1,000 square kilometers of two dimensional seismic and one exploration well. Furthermore, Statoil together with PT Pertamina (Persero) were in March 2007 awarded the Karama offshore exploration block located adjacent to the Kuma block. Statoil will be the operator with 51 per cent share and partner PT Pertamina (Persero) has a 49 per cent share. The three year work commitment consists of 1,900 square kilometers of three dimensional seismic and three exploration wells.

Natural Gas

Introduction
Our Natural Gas business segment transports, processes and sells natural gas. In 2006, we sold on our own behalf 28.5 bcm (1.0 tcf) of natural gas (at a gross calorific value of 40 MJ/scm), as well as approximately 33.1 bcm (1.2 tcf) on behalf of the Norwegian State. We are the largest exporter and marketer of Norwegian natural gas.

We have a significant interest in the world’s largest offshore gas pipeline transportation system that extends approximately 7,000 kilometers. This extensive network links Norway’s offshore gas fields with gas treatment plants on the Norwegian mainland and terminals at six landing points located in France, Germany, Belgium and the United Kingdom, providing us with flexible access to customers throughout Europe.

All transportation and processing facilities with third party access were unitized into a single joint venture, Gassled, with Gassco AS as operator in 2003. The technical operation of most of the facilities is still carried out by Statoil as a Technical Service Provider (TSP) on a cost-recovery basis. See below under -Regulation—The Norwegian Gas Sales Organization. In 2005, the Kårstø Expansion Project (KEP2005) was completed, expanding the daily gas processing capacity at the plant by 13.5 mcm per day. In 2006 a sixth export compressor at the Kollsnes Gas Plant was put into production, increasing the export capacity by approximately 25 mcm per day. In addition, the southern leg of Langeled, from Sleipner to Easington, was put into operation during the fourth quarter of 2006.

Some of our midstream and downstream gas projects associated with our international activities are organized in the Natural Gas division. This includes midstream and commercial activities in Shah Deniz, downstream activities in Turkey and our position at Cove Point in the U.S.

Statoil has a large long-term gas sales contract portfolio, described below, and is currently evaluating midstream and downstream opportunities to take further advantage of our existing infrastructure, large supply and experience in marketing natural gas. Our downstream strategies may differ from region to region depending on our particular position in the area. In Europe, we intend to extract greater efficiency from our existing supply portfolio to deliver larger volumes and to enter into a wider range of sales arrangements to reach a broader customer base. The Natural Gas business segment intends to focus on supplying the commercial, industrial and wholesale markets.

As of January 1, 2005 the Natural Gas business segment was reorganized from a geographical to a functional structure. Trading, operation and business development were reorganized in a functional structure in accordance with the rest of Natural Gas in 2006.

(in millions)	Year ended December 31,
	2006		2005	2004
	NOK	USD (1)	NOK	NOK
Revenues	61,134	9,815	45,823	33,326
Depreciation, depletion and amortization	870	140	775	652
Income before financial items, income taxes and minority interest	10,009	1,607	5,901	6,784
Capital expenditure	2,335	375	2,542	2,368
Long-term assets (excluding deferred tax assets)	20,617	3,310	19,237	17,535

(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

Further details on the financial results can be found in Item 5—Operating and Financial Review and Prospects—Operating Results.

European Gas Market
According to the International Energy Agency (IEA) natural gas consumption in OECD Europe was 545.6 bcm in 2005. Preliminary figures from IEA for January-October 2006 show an estimated growth of 1.2 per cent as compared to the same period in 2005. According to IEA’s “World Energy Outlook 2006”, the estimated annual growth in gas consumption in the period 2004-2030 is 1.4 per cent. The gas share of total primary energy consumption is approaching 25 per cent in the OECD countries in Europe. Around 59 per cent of the growth in gas consumption in the period is expected to come from the electricity sector. The IEA expects a growth in demand for all sub-sectors of the European natural gas market.

Statoil markets and sells its gas together with the Norwegian State’s natural gas, which makes Statoil one of the four major suppliers to the European market. In addition, Statoil markets gas sourced from producing areas other than the NCS, both towards markets already accessed by Statoil and the SDFI and towards new markets. The other major suppliers are Gazprom from Russia, Sonatrach from Algeria and Gasunie from the Netherlands. We believe that the Norwegian natural gas market is competitive because of its reliability, access to the transportation infrastructure and proximity to the European market.

The UK has long been the largest producer of natural gas in Europe outside of Russia. However, according to National Grid's Ten Year Statement 2006, the UK became a net importer of gas in 2004 and has seen a further decline through 2005 and 2006. The same report indicates that by 2016, the UK may be around 80 per cent import dependent. Given our current and planned infrastructure, we believe that we are well positioned to supply parts of the UK’s anticipated increased demand for imported natural gas and to participate in Europe’s largest and most liberalized natural gas market. A new export pipeline, Langeled, from the NCS to Easington in the UK has been built. Statoil and the Norwegian State have approximately 48 per cent of the capacity in the pipeline. The southern part, from Sleipner to Easington, was put into operation during the fourth quarter of 2006. Another new infrastructure project is the Tampen link, a pipeline from the Statfjord field on the NCS to the existing Flags pipeline on the UK Continental Shelf (UKCS) which is due to be completed by third quarter 2007.

As the European energy market undergoes deregulation and structural changes, we believe that natural gas will play an increasingly important role. In particular, the use of natural gas as a source for electricity generation is growing. We are currently facing a more competitive downstream natural gas market in continental Europe as a result of the EU Gas Directive concerning deregulation and market liberalization. However, we believe that our long-term relationships with large customers, experience in the marketing of natural gas and established points of entry will place us in a strong competitive position. For more information about the EU Gas Directive, please refer to -Regulation below.

Gas Sales and Marketing
Major export markets for NCS gas are Germany, France, the United Kingdom, Belgium, Italy, the Netherlands and Spain. Our customers are mainly large national or regional gas companies such as E.On Ruhrgas, Gaz de France, ENI Gas & Power, British Gas Trading (a subsidiary of Centrica), Distrigaz and Gasunie. In addition, we sell to large end users mostly through long-term, take-or-pay contracts.

Statoil did not enter into any new long-term contracts in 2006. The Natural Gas segment’s main focus through the year has been to evaluate the market potential in connection with a pending decision to expand the gas production from the Troll field. We are currently evaluating whether to land gas in the United Kingdom or the European continental market, with a decision expected by December 2007.

In the United Kingdom, we market our gas towards large industrial customers, power generators and wholesalers, and participate in the UK spot market. Our group-wide gas trading activity is mainly focused around the UK gas market, which is a significant market in terms of size and one of the most progressive in terms of deregulation when compared with other European markets.

In 2004, Statoil (UK) Limited and SSE Hornsea Limited (subsidiary companies of Statoil and Scottish and Southern Energy Plc) signed a Joint Participation Agreement and entered into a joint venture for the development, operation and maintenance of a salt cavern gas storage facility near Aldbrough, on the east coast of Yorkshire close to the Easington terminal (delivery point for Langeled). On completion the storage facility will comprise nine underground caverns. Statoil (UK) Limited owns one third of the storage capacity being developed, of which SDFI participates with 57.7 per cent. The facility has been developed and will be operated by SSE Hornsea Limited. Construction work started in the first quarter of 2004 and the storage facility is expected to begin commercial operation by the fourth quarter of 2007 with full commercial operation of the nine cavern facility by 2009. Design capacity for the storage facility is expected to be 420 mcm. Statoil’s share of the total development cost is estimated to be NOK 1.7 billion, of which SDFI has 57.7 per cent. Development responsibility for this asset was transferred to the Technology and Projects business area in 2005.

In Germany, we hold a 23.1 per cent stake in the Norddeutsche Erdgas-Transversale, or Netra, overland gas transmission pipeline, a 20.1 per cent stake in Etzel Gas Storage and a 16.6 per cent interest in EuroHub GmbH (formerly HubCo North West European Hub Service Company).

The Natural Gas business segment is responsible for the gas transportation and sales activities related to the Shah Deniz project in Azerbaijan. Turkey is the main market for gas from Stage 1 of the Shah Deniz development, with Georgia and Azerbaijan also being part of the Stage 1 gas sales portfolio. The gas is transported to the customers through the South Caucasus Pipeline (SCP) running through Azerbaijan and Georgia to the Georgian/Turkish border, developed in conjunction with the Shah Deniz field. The Shah Deniz field and the SCP were finalized and ready for operations in the fourth quarter of 2006. See item 4-Information on the Company-Business Overview-International Exploration and Production for further information.

In the U.S., we market gas to local distribution companies, industrial customers and power generators. LNG is currently imported from Algeria and Egypt and regasified through the Cove Point LNG terminal in Maryland, U.S. We have a long-term contract expiring in 2023 with the operator Dominion Resources Inc., securing us capacity rights of 2.4 bcm per year at the Cove Point terminal and pipeline. The terminal and pipeline interconnect with three interstate pipelines allowing gas to be directed to the Mid-Atlantic and North-East markets. The SDFI participates with a 56.5 per cent share of capacity in the terminal and pipeline. We also source some pipeline gas domestically, mainly for optimization purposes. When Snøhvit comes on stream, Statoil Natural Gas LLC (SNG), a subsidiary of Statoil, will market NCS gas in the U.S.

In 2005 Statoil entered into contractual commitments with Dominion for additional terminal capacity at the Cove Point liquefied natural gas terminal in the USA. The transaction was subject to approval by the U.S. Federal Energy Regulatory Commission, which was obtained in June 2006. This commitment has partly been made on behalf of and for the risk and reward of the SDFI. Statoil’s commitment is for 90 per cent of the Cove Point Expansion terminal capacity of approximate 7.7 billion cubic meters annually of gas for a 20-year period, with planned start-up in 2009. Statoil's and the SDFI's respective future shares of this additional terminal capacity and related commitments are subject to further consideration, and the outcome may consequently impact the extent of future commitments assumed and reported by Statoil.

LNG from Snøhvit is expected to be available in late 2007. Statoil's commitments to our customers Iberdrola and Statoil Natural Gas LLC commenced October 1, 2006. Statoil negotiated some modifications to the Sales and Purchase Agreements, and from October 1, 2006, Statoil has been purchasing replacement LNG in the market to meet our obligations.

Norwegian Gas Transportation System and Other Facilities
To transport Norwegian natural gas to European customers, we and other Norwegian gas producers have built an extensive gas pipeline system, connecting gas fields with gas processing plants on the Norwegian mainland to receiving terminals in Europe.

In 2003, all pipelines with third party access were unitized into a single joint venture, Gassled. The Gassled-system is operated by Gassco AS, which is wholly owned by the Norwegian State. Gassco AS holds no ownership in Gassled or in gas production. In 2006, the system transported 84.1 bcm (3.0 tcf) of Norwegian gas and has additional capacity to transport 20 to 25.0 bcm (0.7 to 0.9 tcf) per year. Our interests in Gassled and other pipelines and terminals are listed in the tables below.

As from October 1, 2005 and September 1, 2006, the Kårstø Expansion Project and Langeled, respectively, were included in Gassled with subsequent adjustments in ownership interest. Further adjustments of Gassled owner shares will take place upon inclusion of Tampen Link in October 2007. Inclusion of Etanor DA has been postponed, possibly until 2008.

From January 1, 2011, our ownership interest in Gassled will be reduced due to an increased ownership interest for the SDFI. Similar adjustments of the ownership interest in Zeepipe Terminal JV and Dunkerque Terminal DA will also be made. In addition, our ownership interest in Gassled may change as a result of including existing or new infrastructure or if Gassled undertakes further investments without participation from its owners in the same ratio as their ownership interests in Gassled. Gassled has a license period that extends to 2028.

In December 2004 Statoil and ConocoPhillips agreed to establish a joint operating company, GasPort KG, for the receiving terminals and the metering station in Emden and Dornum in Germany, with effect from January 1, 2005. Gassco AS operates these facilities, with Statoil and ConocoPhillips as technical service providers (TSPs). From July 1, 2007, Gassco AS will take over the direct operation of these facilities as well as the Zeepipe Terminal and the Dunkerque Terminal.

To cater for existing commitments and expected new gas sales to the UK, increased transportation capacity will be required. The construction of a new dry gas pipeline, Langeled, from the Ormen Lange field via Sleipner to Easington in the UK, commenced in 2004. The development of the Langeled pipeline and terminal facilities is being carried out by Statoil, on assignment from the field development operator Norsk Hydro. It is anticipated that Ormen Lange will account for approximately 20 per cent of Norwegian gas export capacity in 2010, bringing the capacity to a level of approximately 115 bcm per year. The southern leg (Sleipner to Easington) was completed in October 2006 and the northern leg (Nyhamna to Sleipner) is due to be completed during the fourth quarter of 2007. By September 2006, the ownership of Langeled was transferred into Gassled.

Gassled is divided into five areas; area A is the Statfjord–Kårstø pipeline, area B is the Åsgard–Kårstø Pipeline, area C is the Kårstø Gas Treatment Plant, area D is all the dry gas pipelines and area E is the Kollsnes Gas Plant, as illustrated in the figure below. The figure below excludes specific details for all fields within each area and should be considered as illustrative only.

"Area E"
NYHAMNA
Kollsnes
Troll Gas Pipeline
Kvitebjørn Gas Pipeline
EXT
Naturgass Vest
Oseberg
Vestprosess
"Area A"
Statfjord
Gullfaks
Veslefrikk
Brage
Åsgard
"Area B"
Norne/Heidrun
Haltenbanken West
Draugen
Frigg
Heimdal
Sleipner
EXT
ÅT
Snurrev.
Grane
Jotun/Balder
(FE+)ERSL
CSL
Kårstø
FSL
"Area C"
Rogass
K-lab
Sleipner
Draupner
St Fergus
Easington
Ekofisk
"Area D"
Dunkerque
Zeebrügge
Norsea EMS
Dornum
Entry point
Rich Gas Exit point
Rich/dry point
Process exit point
Dry gas entry point
Gas exit point
"Area"

EXT: Extraction
ERSL: Ethane Refinement, Storage and Loading
CSL: Condensate, Storage and Loading
FE: Fractionation Ethane
FSL: Fractionation (propane/butanes/naphta), Storage and Loading

Balder

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

Transportation systems included in Gassled

Former Joint Venture	Startup date	Product	Start point	End point	Transport capacity(1) mmcm/day
Zeepipe
Zeepipe 1	1993	Dry gas	Sleipner riser platform	Zeebrugge	40.9
Zeepipe 2A	1996	Dry gas	Kollsnes	Sleipner riser platform	72.0
Zeepipe 2B	1997	Dry gas	Kollsnes	Draupner E	71.0
Europipe 1	1995	Dry gas	Draupner E	Dornum/Emden	44.5
Franpipe	1998	Dry gas	Draupner E	Dunkerque	52.4
Europipe II	1999	Dry gas	Kårstø	Dornum	64.6
Norpipe AS	1977	Dry gas	Norpipe Y (Ekofisk Area)	Emden	43.1
Åsgard Transport	2000	Rich gas	Åsgard	Kårstø	70.4
Statpipe
Zone 1	1985	Rich gas	Statfjord	Kårstø	26.8
Zone 4A	1985	Dry gas	Heimdal	Draupner S	33.3
			Kårstø	Draupner S	20.1
Zone 4B	1985	Dry gas	Draupner S	Norpipe Y (Ekofisk Area)	30.0
Oseberg Gas Transport	2000	Dry gas	Oseberg	Heimdal	39.9
Vesterled (Frigg transport)	2001	Dry gas	Heimdal	St. Fergus	36.0
Langeled North	2007	Dry gas	Nyhamna	Sleipner Riser	Approx. 70.0
Langeled South	2006	Dry gas	Sleipner	Easington	68.0

(1) We use committable capacity as a measurement for transport capacity. Committable capacity is defined as the capacity available for stable deliveries.

Terminals included in Gassled

Terminal facilities	Startup date	Product	Location
Zeepipe JV
Europipe receiving facilities	1995	Dry gas	Dornum, Germany
Europipe metering station	1995	Dry gas	Emden, Germany
Norsea Gas AS	1977	Dry gas	Gas Terminal, Emden, Germany
Statpipe JV (Kårstø gas treatment plant)	1985	Dry gas/NGL	Kårstø, Norway
Easington Receiving Facilities	2006	Dry gas	Easington, UK
Vesterled JV (Frigg terminal)	1978	Dry gas	St. Fergus, Scotland
Kollsnes Gas Plant	1996	Dry gas/NGL	Kollsnes, Øygarden Norway

Pipelines not included in Gassled

Joint Venture	Startup date	Product	Start point	End point	Transport capacity mmcm/day	Statoil share in %
Norne Gas Transportation System	2001	Rich gas	Norne field	Åsgard Transport	11.0	31.00
Haltenpipe	1996	Rich gas	Heidrun field	Tjeldbergodden/ Åsgard Transport	7.1	19.06
Sleipner Condensate Pipeline (1)	1993	Unstabilized condensate	Sleipner field	Kårstø	km3/day 0.03	49.60
Troll Oil Pipeline I (1)	1995	Oil	Troll B	Mongstad	42.5	20.85
Troll Oil Pipeline II (1)	1999	Oil	Troll C	Mongstad	40.0	20.85
Kvitebjørn Oil Pipeline	2004	Oil	Kvitebjørn	Mongstad	10.1	43,55

(1) Owned by E&P Norway.

Terminals not included in Gassled

Terminal	Startup date	Product	Location
Zeepipe terminal JV (1)	1993	Dry gas	Zeebrugge, Belgium
Dunkerque terminal DA (2)	1998	Dry gas	Dunkerque, France
Etanor DA	2000	Etahne	Kårstø, Norway

(1) Gassled owners hold 49 per cent interest in the terminal.
(2) Gassled owners hold 65 per cent interest in the terminal.

Ownership structure Gassled

	Period 2003-2005(1)	Period 2005-2006(1)	Period 2006-2010(1)	Period 2011-2028
Petoro AS(2)	38.293%	38.627%	38.245%	46.608%
Statoil ASA	20.379%	20.557%	20.180%	17.400%
Norsk Hydro	11.134%	11.186%	11.620%	10.393%
Total	9.038%	8.672%	8.086%	6.267%
ExxonMobil	9.755%	9.755%	9.565%	8.159%
Shell	4.681%	4.440%	5.255%	4.845%
Norsea Gas AS	3.018%	3.045%	2.839%	2.349%
ConocoPhillips	2.033%	2.030%	1.946%	1.628%
Eni	1.669%	1.688%	1.574%	1.306%
Dong	0.000%	0.000%	0.690%	1.045%
Statoil interest including 25 per cent of Norsea Gas AS	21.133%	21.318%	20.890%	17.987%

(1) Change effective date October 1, 2005 and September 1, 2006. The changes are due to inclusion of new facilities and pipelines.
(2) Petoro AS holds the participating interest on behalf of the SDFI.
(3) Tampen Link and Etanor DA is not included in the ownership structure.

Kårstø Gas Treatment Plant (Area C)
Statoil, as TSP, is responsible for the operation, maintenance and further development of the Kårstø gas treatment plant, on behalf of the operator Gassco AS. Kårstø processes rich gas and condensate, or light oil, from the NCS received via the Statfjord–Kårstø pipeline (area A), the Åsgard-Kårstø pipeline (area B) and the Sleipner condensate pipeline. Products produced at Kårstø include ethane, propane, iso-butane, normal butane and naphtha and stabilized condensate. In 2006, Kårstø produced 0.8 million tonnes of ethane, 4.4 million tonnes of LPG and 2.9 million tonnes of condensate/naphtha exported to customers worldwide.

Kollsnes Gas Treatment Plant (Area E)
Statoil, as TSP, is responsible for operation, maintenance and further development of the Kollsnes gas treatment plant, on behalf of the operator Gassco AS. The plant was built to receive gas landed from the Troll field through two 36-inch pipelines. Kollsnes was upgraded in 2005 to receive gas from Visund and Kvitebjørn. As part of this expansion NGLs are extracted and transported through a pipeline to the Mongstad refinery for further processing. In 2006 a sixth export compressor was put into production, increasing the export capacity by approximately 25 mmcm per day. The treatment plant currently has a design capacity of 146.5 mmcm per day.

Gas Sales Agreements
Statoil is instructed by the Norwegian State to manage, transport and sell the gas owned by the SDFI.

Due to the relatively large size of NCS gas fields and the extensive cost in developing new fields and gas transportation pipelines, most of Statoil’s gas sales contracts are long-term contracts in which the purchasers agree to take daily and annual quantities of gas and, if the gas is not taken, are obliged to pay for the contracted quantity. Our long-term contracts generally run for 10 to 20 years or more. A majority of Statoil's long-term sales contracts will reach plateau level in 2008.

Prices in these contracts are generally tied to a formula based on prevailing prices of a customer’s principal alternative fuels to natural gas, mainly heavy fuel oil and gas oil. Consequently, there can be significant price fluctuations during the life of the contract. Prices in these contracts are generally adjusted quarterly and are calculated on the basis of prices prevailing in the three to nine months before the date of adjustment as published in reference indices. By contrast, recent long-term gas sales contracts in the UK are priced with reference to a daily UK market gas price index. The price formula, calling for monthly or quarterly adjustment, however, is unable to capture all trends in the marketplace in either the gas or competing fuel markets, i.e., changes in taxation of gas and competing fuels imposed by national governments. Therefore, most of our long-term gas contracts contain contractual price adjustment mechanisms that can be triggered at regular intervals by either the buyer or the seller. Under our long-term sales contracts either party has the right to initiate a price review process under certain circumstances as set forth in these contracts. In 2006, Statoil was involved in commercial discussions (in lieu of price review) or in formal price review processes for 60 per cent of the volumes of our long-term sales contracts. Most of these have been settled.

Manufacturing and Marketing

Introduction
The Manufacturing and Marketing business segment comprises our downstream activities, including sales and trading of crude oil and refined products, refining and methanol production, retail and industrial marketing of oil.

The following table sets forth key financial information about this business unit.

	Year ended December 31,
	2006		2005	2004
(in millions)	NOK	USD (1)	NOK	NOK
Revenues	354,024	56,838	333,493	267,177
Depreciation, depletion and amortization	1,919	308	2,072	1,719
Income before net financial items, income taxes and minority interest	6,998	1,124	7,593	3,921
Capital expenditure	2,501	402	1,595	3,923
Long-term assets (excluding deferred tax assets)	23,170	3,720	22,149	28,900

(1) The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

Further details on the financial results can be found in Item 5—Operating and Financial Review and Prospects—Operating Results.

Oil Sales, Trading and Supply
We are one of the largest net sellers of crude oil in the world, operating out of sales offices in Stavanger, London, Singapore and Stamford, Connecticut, selling and trading crude oil, NGL and refined products. We market and sell the Norwegian State’s crude oil together with our own. In 2006, we sold 597 mmbbls of crude including sales to our own refineries and other internal divisions. Crude oil sales in 2006 were 11 per cent lower than sales in 2005 as a result of lower production on the NCS. Our main crude oil market is in northwest Europe, and we also sell large volumes into North America and Asia. Most of our crude oil volumes are sold on spot market terms, based on worldwide prices and quotations. Of the volumes we sold in 2006, approximately 34 per cent were our own volumes. We purchase crude oil from third parties to obtain other qualities of oil for sale and blending, and to increase our flexibility with respect to shipping and storage.

The main markets for our refined products, NGLs and condensate are in northwest Europe and the countries around the Baltic Sea rim. We are a supplier of condensate in Europe, providing this very light crude oil to refiners and the petrochemical industry. In addition, condensate cargoes are sold in the U.S. market. In 2006, we sold approximately 28 million tonnes of refined oil products, the majority of which were refined at our refineries at Mongstad and Kalundborg, and approximately 13.1 million tonnes of NGL, including condensate.

Manufacturing
We are majority owner (79 per cent) and operator of the Mongstad refinery in Norway, which has a crude oil distillation capacity of 179 mbbls per day, and sole owner and operator of the Kalundborg refinery in Denmark, which has a crude oil and condensate distillation capacity of 118 mbbls per day. In addition, we have the right to 10 per cent of the production capacity at the Shell operated refinery in Pernis, The Netherlands, which has a crude oil distillation capacity of 400 mbbls per day. Our methanol operations consist of our 81.7 per cent stake in the gas-based methanol plant at Tjeldbergodden, Norway, which has a design capacity of 0.95 millions of tonnes per year.

The following table gives operating characteristics of the plants at Mongstad, Kalundborg and Tjeldbergodden.

All data in the following table is for the year ended December 31,

	Throughput (1)			Distillation capacity (2)			On stream factor (3) (%)			Utilization rate(4) (%)
Refinery	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Mongstad	11.2	11.1	9.3	8.7	8.7	8.7	99.1	98.5	96.0	97.9	98.7	96.1
Kalundborg	4.9	4.9	4.9	5.5	5.5	5.5	94.7	97.8	92.6	91.0	89.6	90.7
Tjeldbergodden	0.89	0.90	0.85	0.95	0.95	0.95	94.6	99.1	97.5	95.6	96.3	98.3

(1) Actual throughput of crude oils, condensates, feed and blendstock, measured in millions of tonnes.
(2) Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in millions of tonnes.
(3) Composite factor for all processing units, excluding turnarounds.
(4) Composite rate for all processing units, stream day utilization.

Mongstad. The Mongstad refinery, built in 1975 and significantly expanded and upgraded in the late 1980s, is a medium-sized, modern and sophisticated refinery. The refinery is directly linked to offshore fields through two crude oil pipelines and indirectly linked through an NGL/condensate pipeline from the crude oil terminal at Sture and the gas terminal at Kollsnes, making Mongstad an attractive site for landing and processing hydrocarbons and for further development of our oil and gas reserves. The main facilities at Mongstad, in addition to the refinery, are a crude oil terminal, owned 65 per cent by Statoil, and an NGL terminal, owned by Vestprosess, in which Statoil has an ownership share of 17 per cent.

The other 21 per cent interest in the Mongstad refinery is owned by Shell. We have a service agreement with Shell Global Solutions, Shell’s subsidiary, which provides technical operational support, project development support and general technical advice for Mongstad.

Approximately 45 per cent of Mongstad’s total production is delivered to the Scandinavian markets and 55 per cent is exported to northwest Europe and the United States.

The following table sets forth approximate quantities of refined products (in thousands of tonnes) manufactured by Mongstad for the periods indicated. In addition to crude, as shown below, the Mongstad refinery upgrades large volumes of fuel feedstock (up to one million tonnes per year), Oseberg and Tune NGL, and Troll, Kvitebjørn and Visund condensate.

Mongstad product yields and feedstock	Year ended December 31,
	2006		2005		2004
LPG	359	3%	335	3%	286	3%
Gasoline/naphtha	4,802	43%	4,647	42%	3,999	43%
Jet/kero	801	7%	705	6%	558	6%
Gasoil	4,050	36%	4,247	38%	3,580	38%
Fuel oil	302	3%	225	2%	156	2%
Coke/sulfur	231	2%	239	2%	190	2%
Fuel, flare and loss	620	6%	694	6%	554	6%
Total throughput	11,165	100%	11,092	100%	9,323	100%
North Sea crude oils:
Troll, Heidrun (FOB crude oils)	5,508	49%	4,999	45%	2,965	32%
Other North Sea crude oils (CIF crude oil)	2,616	23%	3,336	30%	4,288	46%
Residue	1,324	12%	1,256	11%	894	10%
Other fuel and blendstock	1,717	15%	1,501	14%	1,176	13%
Total feedstock	11,165	100%	11,092	100%	9,323	100%

Note: Changes in throughput and yields are partly due to maintenance shutdowns.

The Mongstad refinery is able to manufacture products of different specifications through its in-line blending during ship loading. Given the stricter EU and U.S. product specifications implemented in 2005, we decided to make significant improvements at Mongstad, which were completed in 2004. The costs incurred in bringing the facilities up to these requirements were approximately NOK 1 billion.

The refinery reliability (i.e. on stream factor) in 2005 and 2006 was the highest ever since the refinery was upgraded in the 1980s. There was a planned turnaround in 2004, but no planned turnarounds in 2005 and 2006.

In 2006, Statoil received the final permit to build a combined heat and power plant (CHP plant) at Mongstad. In addition, the Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), and Statoil entered into an agreement on developing solutions for future CO2 capture.

The CHP plant is a strategically important project for Manufacturing and Marketing. Using heat from the CHP plant will result in significant improvements in the Mongstad refinery’s energy efficiency. The CHP plant is expected to provide approximately 280 megawatts of electric power and 350 megawatts of heat when it comes online in 2010.

Statoil and the MPE have agreed to form a technology company that will facilitate the building of a CO2 capture plant at Mongstad. Statoil’s ownership in the company will be 20 per cent. The plant will capture 100,000 tonnes of C02 annually. The goal is to test, qualify and develop C02 capturing technology to reduce costs and risk. In 2012, a decision will be made whether to build a full scale capture plant at the refinery, based on the learning from and development in this technology company.

Kalundborg. Kalundborg produces products such as gasoline, jet fuel, diesel oil, propane, and fuel oil to supply markets in Denmark and Sweden. The refinery is connected through a pipeline to our terminal at Hedehusene close to Copenhagen. Kalundborg’s refined products are also supplied to the northwest European market, mainly Germany and France.

The following table gives approximate quantities of refined products (in thousands of tonnes) manufactured by Kalundborg for the periods indicated.

Kalundborg product yields and feedstock	Year ended December 31,
	2006		2005		2004
LPG	96	2%	95	2%	93	2%
Gasoline/naphtha	1,494	31%	1,537	31%	1,478	30%
Jet/kero	265	5%	236	5%	289	6%
Gasoil	2,065	42%	2,038	42%	1974	40%
Fuel oil	754	16%	759	16%	886	18%
Coke/sulfur	5	0%	5	0%	5	0%
Fuel, flare and loss	193	4%	195	4%	185	4%
Total throughput	4,872	100%	4,865	100%	4,911	100%
North Sea crude oils:
Sleipner, Åsgard, other condensates	1,460	30%	1,010	21%	1,168	24%
Other North Sea crude oils	3,216	66%	3,639	75%	3,527	72%
Other fuel and blendstock	196	4%	216	4%	216	4%
Total feedstock	4,872	100%	4,865	100%	4,911	100%

Note: Changes in throughput and yields are partly due to maintenance shutdowns and expansions.

There were planned turnarounds both in 2004 and 2005 but not in 2006.

Although it is a relatively small and simple refinery, Kalundborg is a plant with high energy efficiency and relatively low operating costs for a plant of its size and configuration. The refinery has improved its performance significantly in recent years through several small investment projects to increase flexibility and improve yield/product quality. It produces high quality products including low sulfur gasoline in accordance with EU specifications.

Tjeldbergodden. Our methanol operations at Tjeldbergodden, Norway, of which we own 81.7 per cent, have a maximum proven capacity of 0.95 mmtpa and actual output during 2006 was 0.89 mmtpa. The reliability in 2006 was at a historical high. Actual output in 2006 equaled approximately 14 per cent of Western European consumption.

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

Energy and Retail
In 2006, our Nordic Energy and Retail units were combined to achieve a more integrated market organization. The merged unit, called Energy and Retail, has approximately 9,300 employees. It consists of 1,803 Statoil-branded service stations in eight countries. In addition we have three national sales organizations for refined products to consumer and industrial markets in Scandinavia.

In the Energy segment, we sell Statoil-branded refined products for heating, such as fuel oil, LPG, wood pellets, and transportation fuel, such as diesel, jet fuel, marine fuel and lubricants. We also have operations for lubricants and LPG in Poland and the Baltic states. We have a strong market position in Scandinavia based on our approximately 350,000 customers and annual sales of approximately 5.5 billion liters. In the LPG market, we have approximately 40 per cent of the Scandinavian market share. Our portfolio also includes ownership interests in gas distribution companies. We are a significant provider of wood pellets in Scandinavia with a production capacity of 75,000 tonnes.

The full service stations in the Retail segment provide automotive fuels, car accessories and simple vehicle service, and nearly all offer goods as well as fast food, convenience products and basic groceries. In 2006, these stations sold approximately 4.7 billion liters of petrol and diesel.

The following table lists these retail outlets by region or country as of December 31, 2006, and our volume of automotive fuel sales for the year ended December 31, 2006:

Retail outlets/Country	Scandinavia (1)	Poland	Baltics	Russia	Total
Statoil owned and operated	283	176	153	6	621
Statoil owned and dealer operated	558	0	1	0	559
Dealer owned and Statoil operated	0	0	0	0	0
Dealer owned and operated	362	15	8	0	390
Automated stations	198	17	17	0	233
Total	1,401	208	179	6	1,803
Fuel volumes: Petrol (millions of liters)	2,134	293	357	24	2,808
Diesel (millions of liters)	1,370	263	250	2	1,886
Total	3,504	556	607	26	4,694

(1) Including outlets at the Faroe Islands.

Scandinavia is our home retail market, where Statoil-branded stations have a petrol market share of approximately 28 per cent in Norway, 24 per cent in Sweden and 17 per cent in Denmark. Statoil’s other service stations are located in Poland, Russia and the Baltics, which includes Estonia, Lithuania and Latvia. We rank as a market leader, measured by fuel volumes sold, in Estonia and Latvia with approximately 40 per cent and 29 per cent, respectively, of the local retail petrol market in 2006.

In December 2006, it was decided that Energy & Retail will implement a new business model in Sweden. This means that Statoil will take full, end-to-end ownership of the fuel business, while the franchisees in the retail network will increase their share of the non-fuel business. This will enable better control of micro market pricing that is expected to give higher margins, increased logistical efficiency and a clean-cut business model.

During 2006, our retail network and energy business in Ireland was sold to Topaz Energy Group. The sale resulted in a capital gain of approximately NOK 0.6 billion before tax and NOK 0.5 billion after tax.

Technology, Research and Development

Background
The success of our business is closely related to our access to and application of advanced technological expertise, which has largely been developed through exploration and production activities on the NCS. Many major challenges have been addressed, not least of which are operating under the harsh weather and environmentally sensitive conditions in the Norwegian Sea, transporting oil and gas across the deep Norwegian trench, and draining complex petroleum reservoirs characterized by high pressures and high temperatures. Much of this experience is increasingly being applied to Statoil’s international operations.

The greater majority of Statoil’s technology needs are met by the Technology & Projects business area (T&P), which includes, among others, a research and development (R&D) department of about 350 staff. The department is primarily based at the group’s research center in Trondheim, although some of its activities are also carried out in Stavanger and at K-lab (Statoil’s Gas Metering and Technology Laboratory at Kårstø).

R&D expenditure amounted to NOK 1,225 million in 2006, NOK 1,066 million in 2005 and NOK 1,027 million in 2004, part of which was financed by partners of Statoil-operated activities. We are recognized as a ‘technology company’ that continues to deliver innovative solutions that add value to the business.

We are also investigating cleaner forms of energy and trend-breaking technologies to create new business options and provide solutions in areas where current business is facing challenges.

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

Environmental technology: Statoil has developed the Environmental Impact Factor (EIF) methodology to assess potential harm to the environment of discharges to the sea and emissions to air, as a basis for selecting the most cost-effective and environmentally-conscious solutions. Statoil has also developed a strategy for CO2 capture and long-term storage, the Sleipner East field being the only offshore example so far where large volumes of CO2 are injected into saline aquifers below ground. The potential for using CO2 to improve offshore oil recovery using industrial sources is also under investigation (in the Halten CO2 value chain project with Shell) as well as finding better ways of capturing CO2 from power plants.

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

Our commercialized electromagnetic seabed logging technique to identify the presence of hydrocarbons prior to drilling has been extensively tested and used in prospect evaluation (and may be extended for reservoir and onshore application in the future). We are also further developing and implementing our petroleum systems analysis capability in the form of integrated workflows, containing the latest internal and external research methodologies, concepts and knowledge. The fusion of advanced geoscientific knowledge and approaches is increasingly being pursued to improve subsurface imaging and better predict rock types and fluids, while clean, cost-effective drilling technologies are being developed to permit exploration in environmentally sensitive areas.

Reservoir management: Statoil’s success in improved oil recovery from NCS reservoirs has been mainly a result of the merger of our capabilities in geological reservoir characterization, reservoir simulation and modeling, time-lapse seismic (4D), recovery processes, and drilling and well production technology. Two ongoing R&D projects - tail production and subsea increased oil recovery - have been designed to assist Statoil in achieving increased average recovery from declining, platform-based fields and subsea fields. Recent advances include the development of an in-line de-sander to improve produced sand detection and management and testing the resistance of subsea pumps to produced sand for the Tordis field (see Tordis SSBI below).

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

Subsea field development: We have significant experience with platform-based production systems and are one of the world’s largest subsea field operators with over 280 subsea wells. We are also engaged in flow assurance, especially long-distance multiphase flow (e.g., Snøhvit), and expect to make significant progress in subsea processing technology and wet gas compression. Our expertise and capabilities have been developed in close cooperation with Norwegian subsea technology suppliers and the use of proprietary experimental facilities.

Recent advances include the completion of extensive qualification programs for a subsea separation, boosting and injection (SSBI) system for the North Sea Tordis field to increase oil recovery, and continuing preparation for the remote operation of the Tyrihans field and the installation of an untreated subsea seawater injection system to boost recovery.

Gas chain technologies: We also have significant experience in gas pipeline transport, having been the original developer and operator of the world’s largest submarine gas trunk line system, and presently serve as a TSP for Gassco AS. Statoil has been involved in commercial gas conversion since 1997 when methanol production started at the Tjeldbergodden plant. Two other gas conversion initiatives that have been the subject of significant research and development are the anticipated delivery of LNG from the Snøhvit field in the Barents Sea and the proprietary Fischer-Tropsch gas-to-liquids (GTL) technology, which is now ready for commercialization. A Swiss registered limited company, GTL.F1, which is jointly owned by Statoil (37.5 per cent), PetroSA (37.5 per cent) and Lurgi (25 per cent), will market and license a GTL package. Work is also proceeding on the development and optimization of a floating LNG concept through an alliance with Linde and Aker Kværner.

Advanced pipeline and gas processing concepts are continually being addressed. Examples include a unique method (involving Statoil, Norsk Hydro and Gassco AS) for connecting branch pipelines by remote hot tapping, and pipeline design for multi-diameter systems and ultra-deep water application.

Health, Safety and Environment

Our operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges and discharges to the sea, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As with our competitors, liability risks are inherent in our operations. Requirements under environmental laws and regulations can be expected to increase in the future. We also have long-term obligations concerning the decommissioning of operational facilities and the remediation of soil or groundwater at certain of our facilities. In addition, we have liability for waste disposal or contamination on properties owned by others. Based on our current information on environmental liabilities Statoil has established financial reserves and made significant expenditures to comply with environmental regulations. However, significant additional financial reserves or compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events. Those expenditures could have a material adverse effect on our financial condition or results of operations.

Health, safety and the environment, or HSE, comprises health and working environment, safety, emergency preparedness, the environment, business integrity services and security. Statoil’s management system for HSE forms an integrated part of the group’s total management system. Statoil’s management system relating to corporate governance is certified to the international ISO 9001 standard. In addition, all central operating units are certified according to the same standard, and also to the environmental standard ISO 14001 (an updated list of certified operating units is available at www.statoil.com). Statoil is included in the Dow Jones sustainability index (DJSI) and the FTSE4Good Index. In August 2006 Statoil was ranked as the global sustainability leader among the oil and gas producers on the DJSI for the third year in a row.

Our approach to HSE is risk-based, which means that risks are identified, appropriate criteria are established and measures are implemented to meet these criteria. We aim to carry out our operations without harm to the environment and according to the principles for sustainable development.

Our corporate indicators for environmental performance include:
• number of accidental oil spills;
• volume of accidental oil spills (cubic meters);
• CO2 emissions, total (tonnes);
• NOx emissions, total (tonnes); and
• waste recovery ratio.

In addition, Statoil facilities are compliant with sulphur regulations. The EU Directive on Sulphur (99/32/EC) is intended to reduce emissions of sulphur dioxide resulting from the combustion of certain types of liquid fuels (heavy fuel oil and heating oil). The EU member states and EEA countries must ensure that the use of heavy fuel and gas oil falls below specific levels of sulphur content within their territory. The sulphur limit for heavy fuel oil was set to 1.0 wt% from January 1, 2003, while sulphur limit in heating oil has been set to 0.1 wt% from January 1, 2008. Lower levels of sulphur content than stipulated in the Directive for heavy fuel and gas oil may be imposed by the EU member states separately.

The EU is also imposing stricter requirements for automotive fuels. Statoil delivered products with a maximum of 10 ppm beginning on January 1, 2005, and will meet the EU requirements of maximum 10 ppm sulphur that will become effective in 2009.

Our CO2 emissions (from Statoil operations) totaled 10 million tonnes in 2006 compared to 10.3 million tonnes emitted in 2005. Our NOx emissions were 31,630 tonnes in 2006, against 34,700 tonnes in 2005. Historically, our NCS upstream emissions of CO2 and NOx, measured in tonnes per delivered quantity, have been below the NCS average. Compared to other oil regions in the world the NCS is the area with the lowest relative emissions, with an average of 6.4 kg CO2/boe produced, compared to an industry average of 17.6 kg CO2/boe produced. Changes in laws regulating greenhouse gas emissions could cause us to incur additional expenditures for pollution control equipment.

Since March 2006, Statoil and Shell have been cooperating in a project named “Halten CO2 Project” that examines possibilities for using CO2 from a gas fired power plant for enhanced oil recovery (EOR) in the oil fields Draugen and Heidrun in the Halten area in the Norwegian Sea.

The total number of accidental oil spills in the Statoil group in 2006 amounts to 292 with a corresponding volume of 157 cubic meters. For 2005 the corresponding numbers were 534 spills and 442 cubic meters for the group. The high volume in 2005 was mainly the result of one sizeable spill of 340 cubic meters on the Norne field in the Norwegian Sea.

Our corporate indicators within safety are currently:
• fatal accidents;
• frequency of total recordable injuries;
• frequency of lost-time injuries; and
• frequency of serious incidents.

In 2006, 107 million work hours were completed without any fatal accidents. The number of serious incidents (undesirable events of a very serious nature) in 2006 was 227, down from 242 in 2005. The serious incident frequency (the number of incidents per million working hours) was 2.1 in 2006, down from 2.3 in 2005. The total recordable injury frequency (the number of injuries per million working hours) was 5.7 in 2006, which is an increase from 5.1 in 2005. The lost-time injury frequency (the number of total recordable injuries causing loss of time at work per million working hours) was 2.1 in 2006 against 1.5 in 2005. Our safety indicators include both Statoil employees and contractors working for Statoil.

Statoil has a strong focus in developing a systematic approach to reviewing and monitoring the condition of technical safety barriers. The developed methodology is in compliance with the latest regulations issued by the Petroleum Safety Authority in Norway. When a new facility is operational a full review of technical safety barriers is undertaken. In subsequent years, we perform annual reviews on all plants and facilities that cover approximately 20 per cent of the applicable safety barriers. In this way a full review is effectively completed over a rolling five year period.

Within the health and working environment area, our principal objective is to secure a sound, challenging and rewarding working environment for the benefit of both the employee and Statoil. The corporate indicator within the health and working environment is the percentage of sickness absences, which, for the Statoil group, came to 3.5 per cent in 2006, against 3.5 per cent in 2005 (including self certification and medical certificate of sickness). The general level in Norway averaged 6.8 per cent according to official statistics for the first three quarters of 2006. We also carry out regular health and working environment and organization surveys to track our working environment.

Seven penalties totaling NOK 19 thousand (USD 3 thousand) were incurred in 2006 for violations within the HSE area. Six of these were related to breach of transport regulations within Retail and one related to incorrect marking of hazardous goods.

Regulation

Introduction
The principal Norwegian legislation applying to petroleum activities in Norway and on the NCS is currently the Norwegian Petroleum Act of November 29, 1996 (the “Petroleum Act”), and a number of regulations promulgated thereunder, as well as the Norwegian Petroleum Taxation Act of June 13, 1975 (the “Petroleum Taxation Act”). The Petroleum Act states the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that the exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorized to award licenses concerning the petroleum activities.

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

We are not required to submit any decisions relating to our operations to the Storting. However, the Storting’s role with respect to major policy issues in the petroleum sector may affect us in two ways: first, when the Norwegian State acts in the capacity as the majority owner of our shares and, second, when the Norwegian State acts in its capacity as regulator:

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

The EEA Agreement makes certain provisions of EU law binding as between the states of the EU and the EFTA states, and also as between the EFTA states themselves. An increasing volume of regulation affecting us is adopted within the EU and is then applied to Norway under the EEA Agreement. As a Norwegian company operating both within EFTA and the EU, our business activities are regulated by both EEA law and EU law to the extent that EU law has been accepted into EEA law under the EEA Agreement.

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

A production license grants the holders an exclusive right to explore for and produce petroleum within a specified geographical area. The licensees become the owners of the petroleum produced from the field covered by the license. Notwithstanding the exclusive rights granted under a production license, the Ministry of Petroleum and Energy has the power to, in exceptional cases, permit third parties to carry out exploration in the area covered by a production license. For a list of our shares in production licenses, see —Business Overview—Operations—Exploration and Production Norway above.

Production licenses are normally awarded through licensing rounds. The first licensing round for NCS production licenses was announced in 1965. The award of the first licenses covered areas in the North Sea. Over the years the award of licenses has moved northward and covers areas both in the Norwegian Sea and in the Barents Sea. In recent years, the principal licensing rounds have mainly included licenses in the Norwegian Sea. Beginning in 2003, the Norwegian government changed its policy on mature areas and introduced a scheme for award of production licenses named “Award in Predefined Areas” (APA) in mature parts of the Norwegian Continental Shelf. The award of licenses in the predefined areas has taken place every year since 2003. The Ministry of Petroleum and Energy has, in a report to the Storting, announced that this policy will continue.

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

The Norwegian State may, if important public interests are at stake, direct us and other licensees on the NCS to reduce production of petroleum. From July 15, 1987 until the end of 1989, licensees were directed to curtail oil production by 7.5 per cent. Between January 1, 1990 and June 30, 1990, licensees were directed to curtail oil production by 5 per cent. In 1998, the Norwegian State resolved to reduce Norwegian oil production by about 3 per cent, or 100 mbbls per day. In March 1999, the Norwegian State decided to increase the reduction to 200 mbbls per day. In the second quarter of 2000, the reduction was brought back to 100 mbbls per day. On July 1, 2000, this restriction was removed. By a royal decree of December 19, 2001, the Norwegian government decided that Norwegian oil production would be reduced by 150 mbbls per day from January 1, 2002 until June 30, 2002. This amounted to roughly a 5 per cent reduction in output.

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

Gas Sales and Gas Transportation
In contrast to the organization of gas sales through June 1, 2001, gas sales contracts with buyers for the supply of Norwegian gas are now concluded individually by each company.

From January 1, 2003, the ownership of the Zeepipe, Franpipe, Europipe II, Åsgard Transport, Statpipe, Oseberg Gas Transport and Vesterled joint ventures and Norpipe AS was transferred to a new joint venture called Gassled. As from February 1, 2004, the Kollsnes Plant has been included in Gassled and as from September 1, 2006, the Langeled Pipeline has also been included in Gassled.

Together with the approval of Gassled, Norwegian authorities have by a royal decree of December 20, 2002 issued regulations for access to and tariffs for capacity in the upstream gas transportation system. There are three main considerations behind the regulations. Firstly the regulations, together with the law adopted by the Storting in June 2002, implement the Gas Directive of the European Union. Further, they established a system for access to the upstream gas transportation system that is compatible with company-based gas sales from the NCS. Thirdly, they provided for the new ownership structure of the upstream gas transportation system (Gassled).

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

The capacity in the primary market is released and booked through Gassco AS on the internet. Spare capacity is released for pre-defined time periods at announced points in time and with specific time limits for reservations. If the reservations exceed the spare capacity, the spare capacity will be allocated based on a distribution formula. However, consideration shall in case of spare capacity first be given to the owners' duly substantiated needs for capacity, which is limited to twice the owner's equity interest in the upstream pipeline network in question.

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

The Petroleum Safety Authority Norway (PSA) has the regulatory responsibility for safety, emergency preparedness and the working environment for all petroleum-related activities. The PSA's sphere of responsibility now includes supervision of safety, emergency preparedness and the working environment at the petroleum facilities and connected pipeline systems on land such as Kårstø, Kollsnes, Tjeldbergodden, Mongstad, and Melkøya, as well as potential future integrated petroleum facilities.

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

Taxation of Statoil
We are subject to ordinary Norwegian corporate income tax as well as to a special petroleum tax relating to our offshore activities. We are also subject to a special carbon dioxide emissions tax and, from 2007, a NOx fee. Under our production licenses we are obligated to pay an area fee to the Norwegian State. Set forth below is a summary of certain key aspects of the Norwegian tax rules that apply to our operations.

Corporate income tax. Our profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The corporate income tax rate is currently 28 per cent. Our profits are computed in accordance with ordinary Norwegian corporate income tax rules, subject to certain modifications that apply to companies engaged in petroleum operations. Gross revenue from oil production and the value of lifted stocks of oil are determined on the basis of norm prices. Norm prices are decided on a monthly basis by the Petroleum Price Board, a body whose members are appointed by the Ministry of Petroleum and Energy, and published quarterly. The Petroleum Taxation Act provides that the norm prices shall correspond to the prices that could have been obtained in case of a sale of petroleum between independent parties in a free market. When adopting norm prices, the Petroleum Price Board takes into consideration a number of factors, including spot market prices and contract prices within the industry.

The maximum rate for depreciation of development costs related to offshore production installations and pipelines is 16 2/3 per cent per year. The depreciation starts when the cost is incurred. Exploration costs may be deducted in the year in which they are incurred. Most financial items are allocated to onshore and offshore activities in proportion to the remaining tax balances of assets related to onshore and offshore activities. There is an adjustment factor allowing companies with an equity ratio of more than 0.2 to allocate a higher share of net financial items to the offshore tax regime. From 2007, financial costs related to the offshore activity will be calculated directly based on a formula set in the petroleum tax act. The financial costs deductible against the offshore tax regime will be total financial costs multiplied by 50 per cent of tax values divided by average interest bearing debt. All other financial costs and income will be allocated to the onshore tax regime.

Any tax losses may be carried forward indefinitely against subsequent income earned. Fifty per cent of losses relating to activity conducted onshore in Norway may be deducted from NCS income subject to the 28 per cent tax rate. Losses from foreign activities may not be deducted against NCS income. Losses from offshore activities are fully deductible against onshore income.

By use of group contributions between Norwegian companies in which we hold more than 90 per cent of the shares and the votes, tax losses and taxable income can, to a great extent, be offset. Group distributions are not deductible in our offshore income.

From January 1, 2004, dividends received have not been subject to tax in Norway. Exemptions exist for dividends from low-tax countries or portfolio investments outside the EEA.

From March 26, 2004, capital gains on realization of shares are not taxable and losses are not deductible. Exemptions exist for shares held in companies domiciled in low-tax countries or portfolio investments outside the EEA.

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

Abandonment costs. In June 2003 the taxation treatment of abandonment costs was changed from a system with government grants to a system with tax deduction. Abandonment costs incurred after June 19, 2003 can be deducted as operating expenditures. Provisions for abandonment costs are not tax deductible.

Carbon dioxide emissions tax. A special CO2 emissions tax applies to petroleum activities on the NCS. The tax is NOK 0.79 for 2006 and NOK 0.80 for 2007 per standard cubic meter of gas burned or directly released, and per liter of oil burned.

NOx fee. From January 1, 2007, the Norwegian government has introduced a NOx fee applicable to emissions of NOx on the NCS. The fee is currently NOK 15 per kilogram of NOx.

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

Royalty. The obligation to pay royalty on the NCS was abolished at the end of 2005.

EU Regulation

EU Gas Directive
The EU Gas Directive, which has been included in the EEA Agreement and incorporated into Norwegian legislation, regulates the European gas market. Fundamental changes have continued to occur in the organization and operation of this market, with the objective of opening up national markets to competition and integrating them into a single internal market for natural gas. It is difficult to predict the effect liberalization measures will have on the evolution of gas prices, but the main objective of the single gas market is to bring greater choice and reduced prices for customers through increased competition.

On June 26, 2003, the EU approved a new Gas Directive, Directive 2003/55/EC which was incorporated into Norwegian legislation in 2006. The new Directive accelerates the requirements for market opening, meaning that both large users and households will be free to choose their supplier earlier than previously anticipated. Large users have been free to choose their supplier since July 2004, and households will be free to do so beginning in July 2007.

COMPETITION
In the oil and gas industry there is intense competition for customers, production licenses, operatorships, capital and experienced human resources. In recent years, the oil and gas industry has experienced consolidation, as well as increased deregulation and integration in strategic markets. Statoil competes with major integrated oil and gas companies, as well as independent and government-owned companies for the acquisition of assets and licenses for the exploration, development and production of oil and gas, and for the refining, marketing and trading of crude oil, natural gas and related products. Key factors affecting competition in the oil and gas industry are oil and gas prices and demand, the cost of exploration and production, global production levels, alternative fuels and governmental and environmental regulations. Statoil’s ability to remain competitive will require, among other things, management’s continued focus on reducing unit costs and improving efficiency, maintaining long-term growth in our reserves and production through continued technological innovation and our ability to capture international opportunities in areas where our competitors may also be actively pursuing exploration and development opportunities. The company believes that it is in a position to compete effectively in each of its business segments.

Organizational Structure

The following table sets forth our significant subsidiaries owned directly by the parent company in alphabetical order, equity interest and each subsidiary’s country of incorporation. In each case our voting interest is equivalent to our equity interest.

Subsidiary	Equity interest in %	Country of incorporation
AS Eesti Statoil	100	Estonia
Latvija Statoil SIA	100	Latvia
Mongstad Refining DA	79	Norway
Mongstad Terminal DA	65	Norway
Statholding AS	100	Norway
Statoil AB	100	Sweden
Statoil Angola AS	100	Norway
Statoil Angola Block 15 AS	100	Norway
Statoil Angola Block 17 AS	100	Norway
Statoil Apsheron AS	100	Norway
Statoil Asia Pacific Pte. Ltd	100	Singapore
Statoil Azerbaijan Alov AS	100	Norway
Statoil Azerbaijan AS	100	Norway
Statoil BTC Finance AS	100	Norway
Statoil Coordination Center N.V.	100	Belgium
Statoil Danmark A/S	100	Denmark
Statoil Deutschland GmbH	100	Germany
Statoil do Brasil Ltda	100	Brazil
Statoil Exploration Ireland Ltd	100	Ireland
Statoil Forsikring AS	100	Norway
Statoil Hassi Mouina AS	100	Norway
Statoil Innovation AS	100	Norway
Statoil Iran AS	100	Norway
Statoil Metanol ANS	82	Norway
Statoil New Energy AS	100	Norway
Statoil Nigeria AS	100	Norway
Statoil Nigeria Deep Water AS	100	Norway
Statoil Nigeria Outer Shelf AS	100	Norway
Statoil Norge AS	100	Norway
Statoil North Africa Gas AS	100	Norway
Statoil North Africa Oil AS	100	Norway
Statoil North America Inc.	100	United States of America
Statoil Orient Inc AG	100	Switzerland
Statoil Pernis Invest AS	100	Norway
Statoil Plataforma Deltana	100	Norway
Statoil Polen Invest AS	100	Norway
Statoil Russia AS	100	Norway
Statoil Sincor AS	100	Norway
Statoil SP Gas AS	100	Norway
Statoil UK Ltd	100	Great Britain
Statoil Venezuela AS	100	Norway
Tjeldbergodden Luftgassfabrikk DA	51	Norway
UAB Lietuva Statoil	100	Lithuania

Property, Plant and Equipment

Our principal executive offices are located at Forusbeen 50, N-4035, Stavanger, Norway, comprise approximately 103,000 square meters of office space, and are owned by Statoil.

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

Operating Results

Overview of Our Results of Operations
In the year ended December 31, 2006, we had total revenues of NOK 425.2 billion and net income of NOK 40.6 billion. In the year ended December 31, 2006, we produced 244 million barrels of oil and 27.0 bcm (953 bcf) of natural gas, resulting in a total production of 414 million boe. Our proved reserves as of December 31, 2006 consisted of 1,675 mmbbls of crude oil and NGL and 399 bcm (14.1 tcf) of natural gas, resulting in a total of 4,185 mmboe.

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
• Natural Gas, which is responsible for the processing, transport and sales of natural gas from our upstream operations on the NCS and from our upstream operations in the UK, as well as third party natural gas and sales of natural gas on behalf of SDFI. Natural Gas is also responsible for certain of our international mid- and downstream activities; and
• Manufacturing and Marketing, which comprises downstream activities including sales and trading of crude oil, NGL and refined products, refining, methanol production and sales, retail and industrial marketing. Manufacturing and Marketing sells Statoil equity oil volumes, third party oil volumes and SDFI oil volumes.

Factors Affecting Our Results of Operations
Our results of operations substantially depend on:
• the level of crude oil and natural gas prices;
• trends in the exchange rate between the U.S. dollar, in which the trading price of crude oil is generally stated and to which natural gas prices are frequently related, and NOK, in which our accounts are reported and a substantial portion of our costs are incurred;
• our oil and natural gas production volumes, which in turn depend on entitlement volumes under PSAs and available petroleum reserves, and our own, as well as our partners’ expertise and co-operation in recovering oil and natural gas from those reserves; and
• changes in our portfolio of assets due to acquisitions and dispositions.

Our results will also be affected by trends in the international oil industry, including:
• possible actions by the governments and other regulatory authorities in the jurisdictions where we operate, or possible or continued actions by members of the Organization of Petroleum Exporting Countries (OPEC) affecting price levels and volumes;
• refining margins;
• increasing cost of oilfield services, supplies and equipment;
• increasing competition for exploration opportunities and operatorships; and
• deregulation of the natural gas markets, which may cause substantial changes to the existing market structures and to the overall level and volatility of prices.

The following table shows the yearly average quoted Brent Blend crude oil prices, natural gas contract prices, FCC margins and USDNOK exchange rates for 2006, 2005 and 2004.

Yearly average	2006	2005	2004
Crude oil (USD/bbl Brent Blend)	65.1	54.5	38.3
Natural gas (NOK per scm)(1)	1.91	1.45	1.10
FCC margins (USD/bbl)(2)	7.1	7.9	6.4
USDNOK average daily exchange rate	6.42	6.45	6.74

(1) From the Norwegian Continental Shelf.
(2) Refining margin.

The following table illustrates how certain changes in the crude oil price, natural gas contract prices, the fluid catalytic cracking (FCC)(refining) margins and the USDNOK exchange rate, if sustained for the full year, may impact our Income before financial items, income taxes and minority interest and our Net income, assuming activity at levels achieved in 2006.

Sensitivities on 2006 results

(in NOK billion)	Change in Income before financial items, income taxes and minority interest	Change in Net income
Oil price (+/- USD 1/bbl)	1.6	0.5
Gas price NCS (+/- NOK 0.1/scm)	2.6	0.6
Refining margins (+/- USD 1/bbl)	0.8	0.5
U.S. dollar exchange rate impact on revenues and costs (+/- NOK 0.50) (1)	11.8	2.0
U.S. dollar exchange rate impact on financial debt (+/- NOK 0.50) (1)	n/a	1.2

(1) The U.S. dollar exchange rate impact on financial debt has an effect on net income opposite to the U.S. dollar exchange rate impact on revenues and costs.

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

Our oil and gas price hedging activities are designed to assist our long-term strategic development and attainment of targets by protecting financial flexibility and cash flow, allowing the company to be able to undertake profitable projects and acquisitions and avoiding forced divestments during periods of adverse market conditions. In 2004, we bought downside protection for prices below USD 18 per barrel for some of our production for the last three quarters of 2005. Approximately 20 per cent of the refining margin was hedged to reflect our view of the markets for 2005. Based on our current market view, we have in the first quarter of 2007 entered into certain derivative contracts to hedge approximately 4 per cent of natural gas sales originating from the NCS in periods up to and including the third quarter of 2009.

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

Statoil sells, in its own name, but for the Norwegian State's account and risk, the State's natural gas production. This sale, as well as related expenses refunded by the State, is shown net in Statoil's financial statements. Expenses refunded by the State include expenses incurred related to activities and investments necessary to obtain market access and to optimize the profit from the sale of the Norwegian State’s natural gas. For sales of the Norwegian State’s natural gas, both for our own use and to third parties, the payment to the Norwegian State is based on achieved prices, a net back formula or market value. Statoil purchases a small share of the Norwegian State’s gas. For further details see Item 7–Major Shareholders and Related Party Transactions–Major Shareholders–Marketing and Sale of the SDFI’s Oil and Gas.

Total purchases of oil and NGL from the Norwegian State by Statoil amounted to NOK 104,628 million (254 mmboe), NOK 97,078 million (282 mmboe) and NOK 81,487 million (319 mmboe) in 2006, 2005 and 2004, respectively. Purchases of natural gas from the Norwegian State amounted to NOK 293 million, NOK 262 million and NOK 237 million in 2006, 2005 and 2004, respectively. See Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Marketing and Sale of the SDFI's Oil and Gas.

High oil prices have contributed to higher earnings and profitability in international projects with PSAs than previously anticipated. Under a PSA, the partners are generally entitled to production volumes that cover the development costs and an agreed share of the remaining volumes. When oil prices are high, this means that these projects will move from a phase where earnings cover development costs to a phase where profits are generated at an earlier point in time. In PSA contracts, the higher the oil price, the sooner the field is profitable and the smaller is the share of the production that goes to the partners. The actual effect varies between different agreements and countries. See -Corporate Targets below for a description of the impact of the PSA effect on our ability to achieve our corporate targets.

Historically, our revenues have largely been generated from the production of oil and natural gas on the NCS. Norway imposes a 78 per cent marginal tax rate on income from offshore oil and natural gas activities. See Item 4—Information on the Company—Business Overview—Regulation—Taxation of Statoil—Corporate Income Tax. Our earnings volatility is moderated as a result of the significant amount of our Norwegian offshore income that is subject to a 78 per cent tax rate in profitable periods and the significant tax assets generated by our Norwegian offshore operations in any loss-making periods. A prevailing part of the taxes we pay are paid to the Norwegian State. Since January 1, 2004, dividends received have not been subject to tax in Norway. Exemptions exist for dividends from low-tax countries or portfolio investments outside the EEA. For details, see Item 4—Information on the Company—Business Overview—Regulation—Taxation of Statoil.

Governmental fiscal policy is an issue in several of the countries in which we operate, such as but not limited to Venezuela, the United States, Algeria and Angola. Governmental fiscal policy could for instance be in the form of royalties in cash or in kind, increased tax rates, increased government participation, and changes in terms and conditions as defined in various production or income sharing contracts. Our financial statements are based on currently enacted regulations and, to the extent applicable, current claims from tax authorities regarding past events. Developments in governmental fiscal policy may have a negative effect on future net income.

Combined Results of Operations
The following table shows certain income statement data, expressed in each case as a percentage of total revenues.

Consolidated Statements of Income	Year ended December 31,
	2006	2005	2004
Revenues:
Sales	99.6%	99.3%	99.2%
Equity in net income of affiliates	0.1%	0.3%	0.4%
Other income	0.3%	0.4%	0.4%
Total revenues	100%	100%	100%
Expenses:
Cost of goods sold	56.3%	59.6%	61.1%
Operating expenses	8.1%	7.8%	9.0%
Selling, general and administrative expenses	1.6%	1.9%	1.9%
Depreciation, depletion and amortization	5.1%	5.4%	5.7%
Exploration expense	1.3%	0.8%	0.6%
Total expenses before financial items	72.5%	75.5%	78.4%
Income before financial items, income taxes and minority interest	27.5%	24.5%	21.6%

Years ended December 31, 2006, 2005 and 2004
Sales. Statoil markets and sells the Norwegian State’s share of oil and natural gas production from the NCS. All purchases and sales of SDFI oil production are recorded as Cost of goods sold and Sales, respectively.

Our sales revenue totaled NOK 423.5 billion in 2006, compared to NOK 384.7 billion in 2005 and NOK 299.0 billion in 2004.

The 10 per cent increase in sales revenues from 2005 to 2006 was mainly due to a 20 per cent increase in the average oil price measured in NOK and a 32 per cent increase in the realized price of our natural gas sold to the European markets measured in NOK. The oil price of the group is a volume-weighted average of the segment prices of oil and NGL, including a margin for oil trading and sales of NOK 0.70 per boe. The increase in sales revenues was partly offset by the reduction of oil volumes sold, mainly due to a decrease in lifted volumes of oil.

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

Our average daily oil production (lifting) decreased from 701,000 barrels in 2005 to 668,000 barrels in 2006. The 5 per cent decrease in average daily oil production from 2005 to 2006 was primarily due to lower production from declining fields including Statfjord, Troll oil and Oseberg. In addition, temporary lower production from 2005 to 2006 was experienced on the Tordis and Gullfaks fields, due to longer turnarounds. Lower entitlement production under the PSA in Angola and lower production on the Lufeng field in China, the Sincor field in Venezuela and the Alba field in UK also contributed to reduced oil production. This reduction was partly offset by increased oil production mainly related to start-up of new fields such as Kizomba B and the West and East Azeri part of the ACG field, which came on stream in the third and fourth quarter of 2005 and fourth quarter of 2006, respectively.

Our average daily oil production (lifting) decreased from 712,600 barrels in 2004 to 701,000 barrels in 2005. The 2 per cent decrease in average daily oil production from 2004 to 2005 was primarily due to lower production from declining fields including Statfjord, Gullfaks, Åsgard and Troll oil, as well as reduced production caused by more frequent and longer maintenance turnarounds in 2005 compared to 2004. This reduction was partly offset by increased oil production from several new international fields such as the Central Azeri part of the ACG field and Kizomba B, which came on stream in the first quarter and the third quarter of 2005, respectively, as well as a ramping-up of production from the Kizomba A field, which came on stream in the third quarter of 2004, and increased production from the Lufeng field following the completion of a sidetrack drilling program in the second quarter of 2005. At the end of 2005, we were in an underlift position of approximately 3,000 boe per day compared to an underlift position of approximately 12,000 boe per day in 2004.

Our natural gas volumes sold of Statoil produced natural gas were 28.4 bcm (1,003 bcf) in 2006, 27.3 bcm (964 bcf) in 2005 and 25.0 bcm (881 bcf) in 2004. The 4 per cent increase in gas volumes sold from 2005 to 2006 was mainly due to increased customer off-take and increased supply obligations under existing contracts and increased spot sales. The 9 per cent increase in gas volumes sold from 2004 to 2005 was mainly due to high customer off-take under existing contracts, an increase in the contracted gas sales portfolio and increased production permits.

We record revenues from sales of production based on lifted volumes. The term “production” as used in this section means lifted volumes. However, when calculating the production unit cost per barrel of oil equivalent, we use produced volumes in the denominator, and not lifted volumes. The term “production” as used in Item 4—Information on the Company, means produced volumes, which include lifted volumes adjusted for under- and overlifting. Overlifting and underlifting positions are a result of Statoil lifting either a higher or a lower volume of oil within the period than that represented by our total production of entitlement volumes in that period.

Equity in net income (loss) of affiliates. Equity in net income (loss) of affiliates principally includes our 50 per cent equity interest in Borealis, which was sold in 2005, our 50 per cent equity interest in Statoil Detaljhandel Skandinavia (SDS), which was increased to 100 per cent in July 2004, our 50 per cent equity interest in the drill ship West Navigator, which was sold in 2004, and miscellaneous other affiliates. Our share of Equity in net income of affiliates was NOK 0.4 billion in 2006, NOK 1.1 billion in 2005 and NOK 1.2 billion in 2004. The decrease from 2005 to 2006 was primarily due to the sale of Borealis which took place in the fourth quarter of 2005.

Other income. Other income was NOK 1.2 billion in 2006, NOK 1.7 billion in 2005 and NOK 1.2 billion in 2004. The NOK 1.2 billion income in 2006 was mainly related to a change in write-down of inventory to production cost and gains from sales of assets. The NOK 1.7 billion income in 2005 was mainly related to the sale of our shares in Borealis. The NOK 1.2 billion income in 2004 was mainly related to the sale of our shares in Verbundnetz Gas (VNG), sales of our shares in the technology companies Electro Magnetic Geo Services AS (EMGS) and Advanced Production and Loading AS (APL) and sales of a portion of our ownership interest in the fields Kristin and Mikkel on the NCS.

Cost of goods sold. Our Cost of goods sold includes the cost of the SDFI oil and NGL production that we purchase from the Norwegian State pursuant to the owner’s instruction. See —Factors Affecting Our Results of Operations above and Item 7–Major Shareholders and Related Party Transactions–Major Shareholders–Marketing and Sale of the SDFI’s Oil and Gas for more information.

Cost of goods sold increased to NOK 239.5 billion in 2006 from NOK 230.7 billion in 2005 and NOK 184.2 billion in 2004.

The 4 per cent increase in 2006 compared to 2005 and the 25 per cent increase in 2005 compared to 2004 were mainly due to increased oil and gas prices measured in NOK. This was partly offset by reduced oil volumes purchased from the SDFI.

Operating expenses. Our operating expenses include production costs in fields and transport systems related to our share of oil and natural gas production. Operating expenses in 2006 were NOK 34.3 billion, as compared to NOK 30.2 billion in 2005 and NOK 27.3 billion in 2004. The increase from 2005 to 2006 was primarily due to increased activity including higher operation and maintenance costs and increased transportation cost. The increase from 2004 to 2005 was primarily due to increased activity.

Selling, general and administrative expenses. Our selling, general and administrative expenses include costs related to the selling and marketing of our products, including business development costs, payroll and employee benefits. Our selling, general and administrative expenses were NOK 7.0 billion in 2006, compared to NOK 7.2 billion in 2005 and NOK 5.7 billion in 2004.

The decrease from 2005 to 2006 was mainly due to decreased insurance cost of NOK 0.9 billion. 2005 included an insurance cost of NOK 0.5 billion due to insurance premium commitments and accruals related to liabilities in the two mutual insurance companies in which Statoil Forsikring participates. These accruals were partially reversed by NOK 0.4 billion in 2006. In addition, a pre-tax gain of NOK 0.6 billion from the sale of Statoil Ireland, which is reported net under selling, general and administrative expenses, contributed to the decrease in 2006.

The increase from 2004 to 2005 was primarily due to increased activity, as well as NOK 0.5 billion in increased insurance costs as described above.

Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses include depreciation of production installations and transport systems, depletion of fields in production, amortization of intangible assets and depreciation of capitalized exploration expenditure, as well as write-down of impaired long-lived assets. Depreciation, depletion and amortization expenses were NOK 21.8 billion in 2006, compared to NOK 21.0 billion in 2005 and NOK 17.3 billion in 2004.

The increase from 2005 to 2006 was mainly related to the start-up of new fields in 2006, new estimates on decommissioning cost and a change in the well factor depreciation principle. Well costs are now depreciated on the basis of proved reserves reduced by a factor of actual wells drilled in proportion to wells planned to be drilled. In addition, a reduction in the proved reserves estimate for the calculation of depreciation in the fourth quarter of 2006, reflecting a decrease in proved reserves due to the effect of higher oil prices on production for international projects under PSAs, contributed to increased depreciation, depletion and amortization expense in 2006. This was partly offset by a NOK 2.2 billion write-down of the book value of Statoil’s share in phases 6-7-8 of the South Pars project.

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

Exploration expenditure. Our exploration expenditure is capitalized to the extent our exploration efforts are deemed successful, or awaiting such determination, and is otherwise expensed. Our exploration expense consists of the expensed portion of our current-period exploration expenditure and write-offs of exploration expenditure capitalized in prior periods. Exploration expense was NOK 5.7 billion in 2006, NOK 3.3 billion in 2005 and NOK 1.8 billion in 2004.

Exploration (in NOK million)	Year ended December 31,
	2006	2005	2004
Exploration expenditure (activity)	7,451	4,337	2,466
Expensed, previously capitalized exploration expenditures	667	158	110
Capitalized share of current period's exploration activity	(2,454)	(1,242)	(748)
Exploration expense	5,664	3,253	1,828

The increase of 74 per cent in exploration expense from 2005 to 2006 was mainly due to higher exploration activity, generally more expensive wells and an increase in expense previously capitalized licenses and well expenditures. A total of 37 exploration and appraisal wells were completed in 2006, 17 on the NCS and 20 internationally. Of these wells, 19 resulted in discoveries, while six wells await final evaluation.

The increase of 78 per cent in exploration expense from 2004 to 2005 was mainly due to higher exploration activity, higher costs related to seismic and generally more expensive wells. A total of 20 exploration and appraisal wells were completed in 2005, nine on the NCS and 11 internationally. Of these wells, 15 resulted in discoveries.

Income before financial items, income taxes and minority interest. Income before financial items, income taxes and minority interest totaled NOK 116.9 billion in 2006, NOK 95.0 billion in 2005 and NOK 65.1 billion in 2004.

The 23 per cent increase from 2005 to 2006 was mainly due to a 20 per cent increase in the oil price measured in NOK and a 32 per cent increase in the gas price measured in NOK. The increase was partly offset by a reduction in lifted oil volumes and an increase in cost items.

The 46 per cent increase from 2004 to 2005 was mainly due to a 34 per cent increase in the oil price measured in NOK, a 31 per cent increase in gas prices measured in NOK, a 7 per cent increase in oil and gas liftings and a net increase of NOK 0.9 billion from sale of shares. In addition, increased margins and regularity from the refineries was the main contributor to the increase in results from the downstream business.

The increase in Income before financial items, income taxes and minority interest in 2005 was partly offset by an increase in cost items, which was mainly related to increased activity and increased insurance costs.

In 2006, 2005 and 2004, our Income before financial items, income taxes and minority interest, measured as a percentage of revenues was approximately 27 per cent, 25 per cent and 22 per cent respectively, and was impacted by the various factors described above.

Net financial items. In 2006 we reported a net financial items income of NOK 4.8 billion, compared to a net financial items expense of NOK 3.5 billion in 2005 and a net financial items income of NOK 5.8 billion in 2004. The changes from year to year resulted principally from changes in currency gains and losses on the U.S. dollar portions of our long-term debt outstanding and currency gains and losses on U.S. dollar short-term balances linked to our NOK hedging policy. In both cases currency gains and losses relate to changes in the USDNOK exchange rate.
Currency swaps are used for risk management purposes to ensure that the long-term interest bearing debt is recorded in U.S. dollars. As a result, our long-term debt is exposed to changes in the USDNOK exchange rate. The USD weakened in relation to the NOK by NOK 0.51 during 2006 and the USD strengthened in relation to the NOK by NOK 0.73 during 2005 and weakened by NOK 0.64 during 2004.

Interest and other financial income amounted to NOK 2.2 billion in 2006, compared to NOK 1.4 billion in 2005 and NOK 1.0 billion in 2004. The increase from 2005 to 2006 was mainly due to interest income on repaid tax, bank deposits and commercial papers. The increase in interest and other financial income from 2004 to 2005 was mainly related to dividends received.

Interest and other financial expense amounted to NOK 1.3 billion in 2006, compared to NOK 0.5 billion in 2005 and NOK 0.3 billion in 2004. The increased expense from 2005 to 2006 was mainly due to an increase in short-term interest expense and long-term interest expense, which was partly offset by an increase in capitalized interests. The increased expense from 2004 to 2005 was mainly due to an increase in short-term costs, which was partly offset by an increase in capitalized interests.

The result from management of the portfolio of security investments, mainly related to equity securities held by our insurance captive Statoil Forsikring AS and commercial papers held by Statholding AS, provided a gain of NOK 0.6 billion in 2006, compared to NOK 1.4 billion in 2005 and zero in 2004.

The Central Bank of Norway’s closing rate for USDNOK was 6.26 on December 31, 2006, 6.77 on December 31, 2005 and 6.04 on December 31, 2004. These exchange rates have been applied in Statoil’s financial statements.

Other items. There were no Other items in the periods reported.

Income taxes. Our effective tax rates were 66.0 per cent, 65.6 per cent and 64.1 per cent in 2006, 2005 and 2004, respectively.

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

Minority interest. Minority interest in net profit in 2006 was NOK 0.7 billion, compared to NOK 0.8 billion in 2005 and NOK 0.5 billion in 2004. Minority interest consists primarily of Shell’s 21 per cent interest in the Mongstad crude oil refinery.

Net income. Net income in 2006 was NOK 40.6 billion, compared to NOK 30.7 billion in 2005 and NOK 24.9 billion in 2004 for the reasons discussed above.

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

For sales of oil from E&P Norway to Manufacturing and Marketing, the transfer price of oil is the applicable market reflective price less a margin of NOK 0.70 per barrel. The transfer price of sales of natural gas from E&P Norway to Natural Gas is NOK 0.32 per scm adjusted quarterly by the average USD oil price over the previous six months in proportion to USD 15 per barrel. The average transfer price for natural gas per standard cubic meter amounted to NOK 1.36 in 2006, NOK 1.04 in 2005 and NOK 0.71 in 2004.

The table below sets forth certain financial information for our business segments, including inter-company eliminations for each of the years in the three-year period ending December 31, 2006. Deferred Long-Term Tax Assets are excluded from Long-Term Assets by business area, while included in Long-Term Assets under Other and Eliminations.

(in million)	Year ended December 31,
	2006		2005	2004
	NOK	USD	NOK	NOK
E&P Norway
Revenues	116,967	18,779	97,623	74,050
Income before financial items, income taxes and minority interest	89,389	14,351	74,132	51,029
Long-Term Assets	103,332	16,590	86,386	81,629
International E&P
Revenues	24,643	3,956	19,563	9,765
Income before financial items, income taxes and minority interest	10,928	1,755	8,364	4,188
Long-Term Assets	70,665	11,345	62,163	37,457
Natural Gas
Revenues	61,134	9,815	45,823	33,326
Income before financial items, income taxes and minority interest	10,009	1,607	5,901	6,784
Long-Term Assets	20,617	3,310	19,237	17,535
Manufacturing and Marketing
Revenues	354,024	56,838	333,493	262,402
Income before financial items, income taxes and minority interest	6,998	1,124	7,593	3,899
Long-Term Assets	23,170	3,720	22,149	28,900
Other and Eliminations
Revenues	(131,602)	(21,128)	(109,091)	(78,100)
Income before financial items, income taxes and minority interest	(443)	(71)	(947)	(815)
Long-Term Assets	20,603	3,308	21,179	15,999

Exploration and Production Norway

The following table sets forth certain financial and operating data regarding our E&P Norway business segment and percentage change for each of the years in the three–year period ended December 31, 2006.

Income statement data (in NOK million)	Year ended December 31,
	2006	2005	Change	2004	Change
Total revenues	116,967	97,623	20%	74,050	32%
Operating, general and administrative expenses	12,023	10,223	18%	9,863	4%
Depreciation, depletion and amortization	12,913	11,450	13%	12,381	(8%)
Exploration expense	2,642	1,818	45%	777	134%
Income before financial items, income taxes and minority interest	89,389	74,132	21%	51,029	45%
Oil price (USD/bbl) (1)	65.0	54.1	20%	38.4	41%
Production (lifting):
Oil (mbbl/day)	520.1	561.6	(7%)	612.8	(8%)
Natural gas (mmcf/day)	2,449	2,372	3%	2,051	16%
Total Production (lifting) (mboe/day)	956.4	984.2	(3)%	978.3	1%
Unit Production Cost (USD/boe)(2)	3.93	3.37	17%	3.20	5%
Unit Production Cost (NOK/boe)(2)	25.17	21.71	16%	21.54	1%

(1) The oil price of the E&P Norway business segment is a volume-weighted average of the prices of oil and NGL lifted by the segment.
(2) Our unit production cost is calculated by dividing operating costs relating to the production of oil and natural gas by total production of petroleum in a given year.

Years ended December 31, 2006, 2005 and 2004
E&P Norway generated total revenues of NOK 117.0 billion in 2006, compared to NOK 97.6 billion in 2005 and NOK 74.1 billion in 2004.

The 20 per cent increase in revenues from 2005 to 2006 was primarily due to a 20 per cent increase in the average oil price in USD of oil sold from E&P Norway to Manufacturing and Marketing, contributing NOK 12.8 billion, a 34 per cent increase in the average transfer price in NOK of natural gas sold from E&P Norway to Natural Gas, contributing NOK 7.8 billion, a 3 per cent increase in lifted volume of natural gas, contributing NOK 0.8 billion and an increase of NOK 3.2 billion related to other income. This was partly offset by a 7 per cent decrease in lifted volume of oil, accounting for a decrease of NOK 5.3 billion.

The 32 per cent increase in revenues from 2004 to 2005 resulted primarily from a 41 per cent increase in the average oil price in USD of oil sold from E&P Norway to Manufacturing and Marketing, contributing NOK 18.4 billion, a 47 per cent increase in the transfer price in NOK of natural gas sold from E&P Norway to Natural Gas, contributing NOK 8.3 billion, and an increase in lifted volumes of natural gas, contributing NOK 2.3 billion. This was partly offset by an 8 per cent reduction in lifted volumes of oil, accounting for a decrease of NOK 4.8 billion.

Average daily oil production (lifting) in E&P Norway decreased to 520,100 barrels in 2006, from 561,600 barrels in 2005 and from 612,800 barrels in 2004.

The 7 per cent decrease in average daily oil production from 2005 to 2006 of 41,500 bbl was mainly related to continuing decline on the Statfjord, Troll oil and Oseberg fields. In addition, a shut-down of an important well in June 2006 caused a reduction in oil production at the Tordis field, while Gullfaks experienced decreased production primarily due to delay in the drilling and well maintenance program. Some fields also experienced lower production due to longer turnarounds. The decrease in production is partly offset by increased volumes from the Kristin and Urd fields, which came on stream in November 2005.

The 8 per cent decrease in average daily oil production from 2004 to 2005 of 63,000 bbl was mainly related to reduced production on the Statfjord, Gullfaks, Åsgard and Troll oil fields, as well as more frequent and longer maintenance turnarounds in 2005 compared with 2004. This decline was only partially offset by new fields coming on stream, including Kvitebjørn, Sleipner Vest and Alfa Nord in late 2004 and Kristin, Urd and Visund gas in late 2005.

Average daily gas production was 69.4 mmcm (2,449 mmcf) in 2006, as compared to 67.2 mmcm (2,372 mmcf) in 2005 and 58.1 mmcm (2,051 mmcf) in 2004.

There was a 3 per cent increase from 2005 to 2006, mainly due to Kristin, Kvitebjørn and Troll. Kristin came on stream in November 2005. Kvitebjørn had reduced production in 2005 due to fewer wells. Troll had an increase in production permit from 2005 to 2006. The increase in gas production was partly offset by reduced production from Sleipner due to more days of turnarounds in 2006 compared to 2005. From 2004 to 2005 there was a 16 per cent increase generally due to long-term contracted gas volumes and high off-take from existing contracts. In addition the Kvitebjørn and Tune fields came on stream in the fourth quarter of 2004.

Unit production cost was USD 3.93 per boe in 2006, USD 3.37 per boe in 2005 and USD 3.20 per boe in 2004. The unit of production cost measured in NOK was NOK 25.17 per boe in 2006, NOK 21.54 per boe in 2005 and NOK 21.71 per boe in 2004. The production cost includes mainly operating plant cost.

The 17 per cent increase from 2005 to 2006 is to both due an increase in costs by 13 per cent and a decrease in production by 3 per cent. The operating plant costs have increased by NOK 0.9 billion, due to both higher activity and increased industry cost pressure.

The 5 per cent increase from 2004 to 2005 was primarily due to the negative effect of the weaker USD against the NOK since costs were primarily incurred in NOK, and lower production, which were partly offset by lower cost of goods sold.

Operating, general and administrative expenses were NOK 12.0 billion in 2006, NOK 10.2 billion in 2005 and NOK 9.9 billion in 2004. Operating cost as a part of this cost line item amounted to NOK 12.0 billion in 2006, NOK 10.6 billion in 2005 and NOK 9.8 billion in 2004. The general and administrative cost elements in 2005 and 2004 consisted of reversal of rig accruals and cost of goods sold.

The increase in operating, general and administrative expenses of NOK 1.8 billion from 2005 to 2006 was mainly due to an increase in operating plant cost by NOK 0.9 billion, mainly due to higher operation and maintenance cost of NOK 0.5 billion and higher transportation cost of NOK 0.4 billion related to the production start-up of the Kristin and Visund fields in the fourth quarter of 2005. In addition there was a reduction in the general and administrative expenses by NOK 0.4 billion in 2005 due to a change in long-term rig accruals.

The increase of NOK 0.3 billion from 2004 to 2005 was mainly due to an increase in platform costs of NOK 0.6 billion, transportation of NGL costs of NOK 0.3 billion and reversal of rig accruals by NOK 0.4 billion in 2005 compared with NOK 1.0 billion in 2004, which was partly offset by a realized loss on rig accruals of NOK 0.3 billion. In January 2005 Cost of goods sold related to purchases of third party NGL were reclassified as a reduction in sales revenues. The Cost of goods sold relating to these volumes of NGL amounted to NOK 0.7 billion in 2004.

Depreciation, depletion and amortization expenses were NOK 12.9 billion in 2006, NOK 11.5 billion in 2005 and NOK 12.4 billion in 2004. The 1.4 billion increase from 2005 to 2006 was mainly due to Kristin and Urd production start-up in the fourth quarter of 2005, higher depreciation of cost of future asset retirement, a change in the well factor depreciation principle and changes in the portfolio of producing fields.

The reduction from 2004 to 2005 was mainly due to increased reserves on several fields, which reduced the rate of depreciation, and the write-down on Murchison in 2004. This was partly offset by commencement of production from the new fields Kvitebjørn and Tune in late 2004 and Kristin, Urd and Visund gas in late 2005.

Exploration expenditure (activity) was NOK 3.5 billion in 2006, compared to NOK 2.2 billion in 2005 and NOK 1.1 billion in 2004.

The increase of NOK 1.3 billion from 2005 to 2006 was mainly due to more wells being drilled and generally more expensive wells. The increase of NOK 1.1 billion from 2004 to 2005 was mainly due to more wells being drilled and more seismic activity, as well as generally more expensive wells.

Exploration expense was NOK 2.6 billion in 2006, compared to NOK 1.8 billion in 2005 and NOK 0.8 billion in 2004. The increased exploration expense from 2005 to 2006 was mainly due to more wells being drilled and higher owner’s share of wells drilled, which increased to 41 percent in 2006 from 30 percent in 2005. In addition, early phase field development costs increased by NOK 0.1 billion from 2005 to 2006. However, the seismic cost was NOK 0.1 billion lower in 2006 compared to 2005.

The increased exploration expense from 2004 to 2005 was mainly due to higher exploration activity in 2005 than in 2004 and higher expenditure capitalized in previous years but written off in 2005 than in 2004. This was partly offset by higher capitalized exploration expenditure in 2005 than in 2004. Exploration expense included NOK 0.2 billion written off in 2006 relating to expenditures capitalized in previous years, the same amount written off in 2005, compared to NOK 0.1 billion of expenditure written off in 2004.

In 2006, 17 exploration and appraisal wells were completed, eight of which resulted in discoveries. In addition, four extensions on production wells were completed in 2006, two of which resulted in discoveries. In 2005 nine exploration and appraisal wells were completed, six of which resulted in discoveries. In addition, five extensions on production wells were completed in 2005, four of which resulted in discoveries. In 2004, six exploration and appraisal wells were completed, four of which resulted in discoveries. In addition, four extensions on production wells were completed in 2004, all of which resulted in discoveries. Extension wells are not included in the exploration expenditure figures in the table below.

A reconciliation of exploration expenditure to exploration expense is shown in the table below.

Exploration (in NOK million)	2006	2005	2004
Exploration expenditure (activity)	3,500	2,188	1,092
Expensed, previously capitalized exploration expenditures	161	158	61
Capitalized share of current period's exploration activity	(1,019)	(528)	(376)
Exploration expense	2,642	1,818	777

Income before financial items, income taxes, and minority interest for E&P Norway was NOK 89.4 billion in 2006, as compared to NOK 74.1 billion in 2005 and NOK 51.0 billion in 2004. The increase of NOK 15.3 billion in income from 2005 to 2006 was primarily due to a 20 per cent increase in the average oil price measured in NOK, and a 23 per cent increase in the natural gas transfer price measured in NOK, but this increase was partly offset by a increase of NOK 1.8 billion in operating, general and administrative expenses, an increase of NOK 1.4 billion in depreciation, depletion and amortization expenses and an increase of NOK 0.8 billion in exploration expenses.

The increase of NOK 23.1 billion in income from 2004 to 2005 was primarily the result of an increase in revenues due to the 35 per cent increase in the average oil price measured in NOK and a 47 per cent increase in the transfer price in NOK of natural gas. Depreciation, depletion and amortization expenses were reduced by NOK 0.9 billion, but this reduction was partly offset by an increase of NOK 1.0 billion in exploration expense and an increase of NOK 0.4 billion in operating, general and administrative expenses.

International Exploration and Production

The following table sets forth certain financial and operating data regarding our International E&P business segment and percentage change for each of the years in the three–year period ending December 31, 2006.

Income statement data (in NOK million)	Year ended December 31,
	2006	2005	Change	2004	Change
Total revenues	24,643	19,563	26%	9,765	100%
Operating, general and administrative expenses	4,996	3,491	43%	2,311	51%
Depreciation, depletion and amortization	5,697	6,273	(9%)	2,215	183%
Exploration expense	3,022	1,435	111%	1,051	37%
Income before financial items, income taxes and minority interest	10,928	8,364	31%	4,188	100%
Oil price (USD/bbl) (1)	61.7	51.0	21%	35.7	43%
Production (lifting):
Oil (mbbl/day)	147.9	139.5	6%	99.8	40%
Natural Gas (mmcf/day)	162.1	239.0	(32%)	84.7	185%
Total Production (lifting) (mboe/day)	176.8	182.0	(3%)	114.8	59%
Unit Production Cost (USD per boe)(2)	5.40	3.90	38%	4.59	(15%)

(1) The oil price for the International E&P business segment is a volume-weighted average of the internal transfer price and external sales price of oil sold.
(2) The unit production cost is calculated by dividing operating costs relating to the production of oil and natural gas by total production of petroleum in a given year.

Years ended December 31, 2006, 2005 and 2004
International E&P generated total revenues of NOK 24.6 billion in 2006, compared to NOK 19.6 billion in 2005 and NOK 9.8 billion in 2004.

The 26 per cent increase from 2005 to 2006 was mainly due to a 26 per cent increase in average realized oil and gas prices for International E&P measured in NOK, contributing NOK 4.2 billion.

The 100 per cent increase from 2004 to 2005 was mainly due to a 59 per cent increase in lifted volumes, contributing NOK 4.8 billion, and a 37 per cent increase in average realized oil prices for International E&P measured in NOK, contributing NOK 4.5 billion.

Average daily oil production (lifting) was 147,900 barrels per day in 2006, compared to 139,500 barrels per day in 2005 and 99,800 barrels per day in 2004. The 6 per cent increase in average daily production of oil from 2005 to 2006 was mainly related to start-up of new fields such as Kizomba B and the West and East Azeri part of the ACG field, which came on stream in the third and fourth quarter of 2005 and fourth quarter of 2006, respectively. This was partly offset by lower entitlement production under the PSAs in Angola and lower production on the Lufeng field in China, the Sincor field in Venezuela and the UK fields.

The 40 per cent increase in average daily production of oil from 2004 to 2005 came primarily from new fields such as the Central Azeri part of the ACG field and Kizomba B, ramp-up of production from the Kizomba A field and re-start of production from the Lufeng field. These increases were partly offset by reduced PSA entitlement production from the Xikomba and Girassol/Jasmim fields in Angola, as well as lower production from the Alba and Schiehallion fields in the UK.

Average natural gas production in 2006 was 4.6 mmcm per day (162 mmcf per day), compared to 6.8 mmcm per day (239 mmcf per day) in 2005 and 2.4 mmcm per day (84 mmcf per day) in 2004. The large decrease in gas production from 2005 to 2006 was mainly attributable to lower gas sales from the In Salah field due to disproportionate revenue sharing under the PSA. The large increase in gas production from 2004 to 2005 was attributable to gas sales from the In Salah field in Algeria, which commenced production in July 2004.

Depreciation, depletion and amortization expenses were NOK 5.7 billion in 2006, compared to NOK 6.3 billion in 2005 and NOK 2.2 billion in 2004. The 9 per cent decrease in 2006 as compared to 2005 was mainly explained by the NOK 2.2 billion write-down of the book value of Statoil’s share in phases 6-7-8 of the South Pars project in the fourth quarter of 2005. A reduction in the proved reserves estimates in 2006, which forms the basis for the unit of production depreciation, caused by higher oil and gas prices in 2006 than in 2005, is the main explanation for the increase when excluding the effect for the write-down explained above.

The 183 per cent increase in 2005 as compared to 2004 was largely due to the NOK 2.2 billion write-down. Higher lifting from existing fields and new fields coming on stream also contributed to the increase in depreciation, depletion and amortization.

Unit production cost on a 12-month average in 2006 was USD 5.4 per boe compared to a unit production cost in 2005 of USD 3.9 per boe, an increase of 38 per cent. The increase in the unit production cost from 2005 to 2006 was primarily due to a decrease in entitlement production under the PSAs and high start-up costs related to new fields coming on stream. The 15 per cent decrease in the unit production cost from 2004 to 2005 was primarily due to increased entitlement production as a result of the ramp-up of production from large fields such as In Salah, Kizomba A, Kizomba B and ACG.

Operating, general and administrative expenses. Due to increased royalty and extraction tax on Sincor, increased transport costs, new fields in production and increasing pressure on operating costs in the oil and gas industry generally, the operating costs increased by NOK 1.5 billion from 2005 to 2006. The NOK 1.2 billion increase from 2004 to 2005 was due to higher liftings, new fields in production and increasing industry cost pressure.

Exploration expenditure (activity) was NOK 4.0 billion in 2006, compared to NOK 2.1 billion in 2005 and NOK 1.4 billion in 2004. The increase from 2005 to 2006 was mainly due to increased activity, higher cost of wells and seismic data acquisition.

Exploration expense was NOK 3.0 billion in 2006, compared to NOK 1.4 billion in 2005 and NOK 1.1 billion in 2004.

In total, 20 exploration and appraisal wells were completed in 2006, and as of year end 11 were considered as discoveries or confirmed earlier discoveries. Six wells are pending or awaiting final evaluation. In 2005 11 exploration and appraisal wells were completed, and as of year end nine of which were considered as discoveries. Six exploration and appraisal wells were completed in 2004, of which five wells were considered as discoveries at year end 2004.

A reconciliation of exploration expenditure to exploration expense is shown in the table below:

Exploration (in NOK million)	2006	2005	2004
Exploration expenditure (activity)	3,951	2,149	1,374
Expensed, previously capitalized exploration expenditure	506	0	49
Capitalized share of current period’s exploration activity	(1,435)	(714)	(372)
Exploration expenses	3,022	1,435	1,051

Income before financial items, income taxes and minority interest for International E&P in 2006 was NOK 10.9 billion, compared to NOK 8.4 billion in 2005 and NOK 4.2 billion in 2004. Increased revenues resulted mainly from higher prices for crude oil and natural gas. Total costs increased by NOK 2.5 billion from 2005 to 2006 mainly due to increased exploration expenses, higher operating costs as a result of increased transport costs, new fields in production and upward cost pressure, as well as increased royalty and sales tax on Sincor. Sales, administration and business development costs also increased from 2005 to 2006 due to increased activities in all areas.

Natural Gas

The following table sets forth certain financial and operating data for our Natural Gas business segment and percentage change for each of the years in the three–year period ending December 31, 2006.

Income statement data (in NOK million)	Year ended December 31,
	2006	2005	Change	2004	Change
Total revenues	61,134	45,823	33%	33,326	37%
Natural gas sales(1)	56,323	41,565	36%	29,703	40%
Processing and transportation	4,812	4,258	13%	3,623	18%
Cost of goods sold	40,831	30,826	32%	19,350	59%
Operating, selling and administrative expenses	9,424	8,321	13%	6,540	27%
Depreciation, depletion and amortization	870	775	12%	652	19%
Income before financial items, income taxes and minority interest	10,009	5,901	70%	6,784	(13%)
Prices:(2)
Average natural gas price (NOK/scm)(3)	1.91	1.45	32%	1.10	31%
Average transfer price natural gas (NOK/scm)	1.36	1.04	31%	0.71	47%
Volumes marketed:(4)
For our own account (bcf)(5)	1,003	964	4%	881	9%
For the account of the SDFI (bcf)	1,168	1,116	5%	1,069	4%
For our own account (bcm)	28.4	27.3	4%	25.0	9%
For the account of the SDFI (bcm)	33.1	31.6	5%	30.3	4%

(1) Gain from sale of Ringsend of NOK 0.1 billion is included in natural gas sales of 2006. Gain from sale of shares in VNG of NOK 0.6 billion is included in natural gas sales for 2004.
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

Years ended December 31, 2006, 2005 and 2004
Total revenues in the Natural Gas business consist mainly of gas sales derived from long-term gas sales contracts and tariff revenues from transportation and processing facilities. Natural Gas generated revenues of NOK 61.1 billion in 2006, compared to NOK 45.8 billion in 2005 and NOK 33.3 billion in 2004. The 33 per cent increase from 2005 to 2006 was mainly derived from significantly higher natural gas prices measured in NOK in 2006 than 2005. In addition, increased volumes, improved returns from trading and optimization, and higher revenues from processing and transportation also contributed to the improved result in 2006.

The 37 per cent increase from 2004 to 2005 was mainly due to increased gas sales, higher natural gas prices measured in NOK, and higher revenues from processing and transportation.

Natural gas sales were 28.4 bcm (1,003 bcf) in 2006, 27.3 bcm (964 bcf) in 2005 and 25.0 bcm (881 bcf) in 2004. The 4 per cent increase in gas volumes sold from 2005 to 2006 was mainly due to increased customer off-take and increased supply obligations under existing contracts, as well as increased spot sales. The increase in sold volumes was partly offset by reduced production from the Sleipner field, linked to a longer turnaround than in 2005.

The 9 per cent increase in gas volumes sold from 2004 to 2005 was mainly due to high customer off-take under existing contracts, an increase in the contracted gas sales portfolio, increased production permits and increased third party gas sales in the U.S.

Of the total natural gas sales in 2006 Statoil produced 25.4 bcm (895 bcf). Average gas prices for our European gas sales were NOK 1.91 per scm in 2006 compared to NOK 1.45 per scm in 2005, an increase of 32 per cent, compared to NOK 1.10 per scm in 2004, an increase of 31 per cent. The increased price from year to year was mainly due to increased prices on oil products and other competing energy sources, as well as higher gas prices on the National

Balancing Point (NBP) in the UK. Natural gas from In Salah and In Amenas is not sold by the Natural Gas business segment, and hence Statoil’s sales volumes from this field are not included in the sales reported by the Natural Gas business segment.

Cost of goods sold increased by 32 per cent from 2005 to 2006, and by 59 per cent from 2004 to 2005. This was caused by a higher transfer price paid to E&P Norway for natural gas and higher prices paid for volumes that were resold in the U.S., as well as the purchase of higher volumes of both Statoil produced gas to be sold in Europe and third party gas to be sold in the U.S. The transfer price for natural gas purchased from E&P Norway, which is indexed against crude oil prices, increased accordingly throughout 2006.

Operating, selling and administrative expenses increased by 13 per cent from 2005 to 2006 and by 27 per cent from 2004 to 2005. This was mainly due to higher transportation costs caused by increased natural gas sales volumes.

Income before financial items, income taxes and minority interest for Natural Gas in 2006 was NOK 10.0 billion, compared to NOK 5.9 billion in 2005 and NOK 6.8 billion in 2004. The 70 per cent increase from 2005 to 2006 was primarily due to higher natural gas prices. The sale of our 30 per cent interest in Ringsend gas power plant in Dublin, Ireland, in 2006 also contributed to higher income before financial items, income taxes and minority interest.

The 13 per cent decrease from 2004 to 2005 was primarily due to an increase in cost of goods sold. The sale of shares in VNG also contributed to higher income before financial items, income taxes and minority interest in 2004.

Manufacturing and Marketing

The following table sets forth certain financial and operating data for our Manufacturing and Marketing business segment and percentage change for each of the years in the three–year period ending December 31, 2006.

	Year ended December 31
Income statement data (in NOK million)	2006	2005	Change	2004	Change
Total revenues	354,024	333,493	6%	262,402	27%
Cost of goods sold	329,072	308,124	7%	243,026	27%
Operating, selling and administrative expenses	16,035	15,704	2%	13,896	13%
Depreciation, depletion and amortization	1,919	2,072	(7%)	1,581	31%
Income before financial items, income taxes and minority interest	6,998	7,593	(8%)	3,899	95%
Operational data:
FCC-margin (USD/bbl)	7.1	7.9	(10%)	6.4	23%
Contract price methanol (EUR/tonne)	300	225	33%	213	6%
Petrochemical margin (EUR/tonne)	-	161	-	153	5%

Years ended December 31, 2006, 2005 and 2004
Manufacturing and Marketing sells Statoil equity oil volumes, SDFI oil volumes and third party oil volumes.

Manufacturing and Marketing generated total revenues of NOK 354.0 billion in 2006 compared to NOK 333.5 billion in 2005 and NOK 262.4 billion in 2004. The 6 per cent increase from 2005 to 2006 resulted mainly from increased Oil Sales, Trading and Supply (O&S) revenues due to higher prices in USD for crude oil, but was partly offset by a reduction of 11 per cent in total volumes of crude oil sold.

The 27 per cent increase from 2004 to 2005 resulted mainly from higher prices in USD for crude oil, but was partly offset by the strengthening of the NOK versus the USD and a decrease in total volumes of crude oil sold by 3 per cent.

Cost of goods sold increased from NOK 243.0 billion in 2004 to NOK 308.1 billion in 2005, and to NOK 329.1 billion in 2006. The increase from 2005 to 2006 resulted primarily from higher prices paid in USD for crude oil.

The increase from 2004 to 2005 resulted primarily from higher prices paid in USD for crude oil and SDS being consolidated in the group’s accounts for 12 months in 2005, compared to only six months in 2004.

Operating, selling and administrative expenses increased by 2 per cent in 2006 compared to 2005. In 2005, operating, selling and administrative expenses increased by 13 per cent compared to 2004, mainly due to the full-year effect from the SDS consolidation and restructuring costs in Marketing.

Depreciation, depletion and amortization totaled NOK 1.9 billion in 2006, compared to NOK 2.1 billion in 2005 and NOK 1.6 billion in 2004. The decrease from 2005 to 2006 was mainly due to lower depreciation within Manufacturing as a result of extended life expectancy for the plants, following a review of the useful life of the facilities that took place during 2006.

Income before financial items, income taxes and minority interest for Manufacturing and Marketing was NOK 7.0 billion in 2006, compared to NOK 7.6 billion in 2005 and NOK 3.9 billion in 2004. The decrease from 2005 to 2006 was mainly due to the gain from the sale of Borealis in 2005, partly offset by the gain from the sale of Statoil Ireland and higher trading income in 2006. The gain from the sale of Statoil’s shares in Borealis and higher margins, combined with higher regularity within Manufacturing, were the main reasons for the increase in income before financial items, income taxes and minority interest of NOK 3.7 billion from 2004 to 2005.

In Manufacturing, Income before financial items, income taxes and minority interest increased by NOK 0.3 billion from 2005 to 2006 mainly due to reduced depreciation and the absence of losses on margin hedging compared to 2005. These were partly offset by lower refining margins. The increase by NOK 1.7 billion from 2004 to 2005 was mainly due to high refining margins and high regularity levels. In 2006, the average refining margin (FCC margin) was 10 per cent lower than in 2005, equivalent to a reduction of USD 0.8 per barrel. The average contract price on methanol was 33 per cent higher measured in NOK in 2006 than in 2005.

In Oil Sales, Trading and Supply (O&S), Income before financial items, income taxes and minority interest increased by NOK 0.6 billion in 2006 compared to 2005, mainly due to higher trading income. Income before financial items, income taxes and minority interest increased by NOK 0.7 billion in 2005 compared to 2004, mainly due to good results from trading operations and currency gains on commercial storage, which were partly offset by a lower contribution from the then contingent compensation arrangements relating to the sale of the Melaka refinery.

In Energy & Retail (formerly Marketing), Income before financial items, income taxes and minority interest increased in 2006 by NOK 0.7 billion compared with 2005. This was mainly due to the gains from the sale of Statoil Ireland in 2006 of NOK 0.6 billion before tax. Income before financial items, other items, income taxes and minority interest decreased slightly from 2004 to 2005, due to lower margins, particularly in Sweden, and restructuring costs.

The contribution from Borealis to Manufacturing and Marketing’s Income before financial items, other items, income taxes and minority interest was an income of NOK 2.2 billion in 2005 and NOK 0.8 billion in 2004. The contribution from Borealis increased from 2004 to 2005 due to the gain from the sale in 2005 of Statoil’s 50 per cent holding in Borealis to International Petroleum Investment Company (IPIC) and OMV Aktiengesellschaft. Statoil received EUR 1 billion (NOK 7.8 billion) for the transaction, which resulted in a tax-free capital gain of NOK 1.5 billion that was recorded as profit in the fourth quarter of 2005.

Other operations

Years ended December 31, 2006, 2005 and 2004
Our other operations consist of the activities of Corporate Services, Corporate Center, Group Finance and the corporate technical service provider Technology and Projects. In connection with our other operations, we recorded a loss before financial items, income taxes and minority interest of NOK 0.4 billion in 2006, compared to a loss of NOK 0.9 billion in 2005 and a loss of NOK 0.8 billion in 2004. The segment Other included an insurance cost of NOK 0.5 billion in 2005 due to insurance premium commitments and accrual related to liabilities in the two mutual insurance companies in which Statoil Forsikring participates. These accruals were partially reversed by NOK 0.4 billion in 2006.

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities
Our primary source of cash flow is funds generated from operations. Net funds generated from operations for 2006 were NOK 60.9 billion, as compared to NOK 56.3 billion in 2005 and NOK 38.8 billion in 2004.

The increase in cash flows provided by operating activities of NOK 4.7 billion in 2006 was mainly due to an increase in cash flows from underlying operations contributing NOK 31.2 billion. Short-term investments contributed NOK 1.0 billion. Increased taxes paid reduced the cash flows from operations by NOK 19.9 billion, increased working capital reduced the cash flows from operations by NOK 6.1 billion, and increases in non-current items reduced the cash flows from operations by NOK 1.6 billion.

The increase in cash flows provided by operating activities of NOK 17.4 billion in 2005, compared to 2004, was mainly due to an increase in cash flows from underlying operations contributing NOK 27.5 billion. Short-term investments contributed NOK 7.1 billion. Increased taxes paid reduced the cash flows from operations by NOK 15.6 billion, while changes in working capital and long-term items related to operations reduced the cash flows from operations by NOK 1.6 billion.

Cash Flows used in Investing Activities
Net cash flows used in investing activities amounted to NOK 40.1 billion in 2006, as compared to NOK 37.7 billion in 2005 and NOK 32.0 billion in 2004.

Gross investments, defined as additions to property, plant and equipment and capitalized exploration expenditure were NOK 46.2 billion in 2006, NOK 46.2 billion in 2005 and NOK 42.8 billion in 2004. Gross investments also include investments in intangible assets and investments in affiliates. Gross investments in 2006 were of the same magnitude as gross investments in 2005. Lower gross investments in International E&P were offset by higher gross investments in E&P Norway. The increase from 2004 to 2005 was mainly related to the acquisition of the deepwater Gulf of Mexico assets from EnCana for NOK 13.3 billion.

The difference of NOK 6.1 billion between cash flow used in investing activities of NOK 40.1 billion and gross investments in 2006 of NOK 46.2 billion was mainly related to sale of assets, the capitalization of future lease payments which have no current cash effect, but are accounted for as financial lease arrangements, and other changes in long-term loans granted and liabilities in joint-venture accounts.

The difference of NOK 8.5 billion between cash flow used in investing activities of NOK 37.7 billion and gross investments in 2005 of NOK 46.2 billion was mainly related to the sale of the group’s shares in Borealis and NCS portfolio transactions.

Cash Flows used in Financing Activities
Net cash flows used in financing activities amounted to NOK 20.5 billion in 2006, as compared to NOK 16.5 billion for 2005 and NOK 9.1 billion for 2004. New long-term borrowing in 2006 amounted to NOK 0.1 billion, compared to NOK 0.4 billion in 2005. Repayment of long-term debt in 2006 was NOK 1.4 billion compared to NOK 3.2 billion in 2005.

The NOK 4.0 billion increase in cash flows used in financing activities from 2005 to 2006 was mainly due to an increase in dividends paid.

Cash flow used in financing activities in 2006 include a dividend paid to shareholders of NOK 17.8 billion, while the dividend paid to shareholders was NOK 11.5 billion in 2005 and NOK 6.4 billion in 2004.

Current items
Current items (total current assets less current liabilities) decreased by NOK 1.0 billion from a positive amount of NOK 0.3 billion as at December 31, 2005 to a negative amount of NOK 0.7 billion as at December 31, 2006. The change in current items was mainly due to an increase in short-term debt of NOK 4.0 billion and a decrease in short-term investments of NOK 5.8 billion. This was partly offset by an increase in inventory of NOK 3.5 billion, an increase in prepaid expenses and other current assets of NOK 2.7 billion and decrease in accounts payable to related parties of NOK 2.2 billion. Current items as of December 31, 2004 were NOK 3.9 billion.

We believe that, taking into consideration Statoil's established liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our sources of liquidity are described below.

Liquidity
Our cash flow from operations is highly dependent on oil and gas prices and our levels of production, and is only to a small degree influenced by seasonality and maintenance turnarounds. Fluctuations in oil and gas prices, which are outside of our control, will cause changes in our cash flows. We will use available liquidity to finance Norwegian petroleum tax payments (due April 1 and October 1 each year), any dividend payment and investments. Our investment program is spread over the year. The investments are expected to remain high at a level of NOK 120 billion for the period 2005 to 2007 (excluding the purchases of Gulf of Mexico assets during 2005 and 2006, totaling NOK 17.9 billion. There may be a gap between funds from operations and funds necessary to fund investments, which will be financed by short- and long-term borrowings. It is our intention to keep ratios related to net debt at levels consistent with our objective of maintaining our long-term credit rating in the A category (for current rating levels, see below).
As of December 31, 2006, we had liquid assets of NOK 8.4 billion, including approximately NOK 7.4 billion in cash and cash equivalents and approximately NOK 1.0 billion of short-term investments (domestic and international capital market investments). Approximately 20 per cent of our liquid assets were held in NOK-denominated assets, 67 per cent in U.S. dollars and 13 per cent in other currencies, before the effect of currency swaps and forward contracts. As compared to year end 2005, capital market investments decreased by NOK 5.8 billion during 2006 and cash and cash equivalents increased by NOK 0.3 billion. The reduction in liquid assets during 2006 was mainly caused by variation in working capital, mainly inventories, as well as by the impact of the prepayment of taxes for 2006 caused by revenue estimates for the second half of 2006 being higher than the revenues actually realized during the second half of 2006.

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

As of December 31, 2006, the group had available USD 2.0 billion in a committed revolving credit facility from international banks, including a USD 500 million swing-line facility. The facility was entered into by us in 2004, and is, after exercise of an extension option in 2006, available for draw-downs until December 2011. At year end 2006 no amounts had been drawn under the facility. In addition, a EUR 200 million line of credit has been established in our favor on a bilateral basis by an international financial institution. This line of credit is expected to be drawn down in April 2007. The loan will be denominated in US dollars and have a final maturity of five years.

Our long-term and short-term ratings from Moody’s are Aa2 and P-1, respectively. Our long-term rating from Standard & Poor’s was raised to A+ in November 2006 reflecting their reassessment of ongoing positive impact on our business and financial stability from our 70.9% ownership by Norwegian State. Standard & Poor’s short-term rating of Statoil is A-1. Upon the announcement in December 2006 of the planned merger between Statoil and Hydro’s oil and gas activities, Standard and Poor’s placed its ratings of Statoil on Credit Watch with positive implications.

Interest-bearing debt
Gross interest-bearing debt was NOK 35.8 billion at the end of 2006, compared to NOK 34.1 billion at the end of 2005. The increase in gross interest bearing debt was due to an increase in financial lease of NOK 2.0 billion, and new short-term debt of NOK 2.5 billion owed to the Norwegian State, which were partly offset by a decrease in long-term interest bearing debt due to weakening of the USD in relation to the NOK in 2006 and repayment of long-term borrowings. The increased lease obligation is mainly related to three vessels built for Snøhvit LNG transportation. The new short-term debt to the Norwegian State is related to the shares to be redeemed by the Norwegian State in connection with the share buyback program. At December 31, 2004, gross interest-bearing debt was NOK 36.1 billion.

For risk management purposes, currency swaps are used to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, most of the group's long-term debt is exposed to changes in the USDNOK exchange rate.

Net interest-bearing debt was NOK 24.9 billion at December 31, 2006 compared to NOK 19.3 billion at December 31, 2005. The increase is due to a decrease in adjusted liquid assets by NOK 3.7 billion and an increase in adjusted gross interest-bearing debt by NOK 2.0 billion. At December 31, 2004, net interest-bearing debt was NOK 20.2 billion.

For a reconciliation of net interest-bearing debt to gross debt, see —Use and Reconciliation of Non-GAAP Financial Measures—Net debt to capital employed ratio below.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 16.8 per cent as of December 31, 2006, compared to 15.1 per cent as of December 31, 2005 and 18.9 per cent as of December 31, 2004. The increase in 2006 in the net debt to capital employed ratio was mainly related to an increase in net debt, which was partly offset by an increase in shareholders’ equity.

Our methodology of calculating the net debt to capital employed ratio makes certain adjustments outlined below and may therefore be considered to be a Non-GAAP financial measure. The net debt to capital employed ratio without adjustments was 18.1 per cent in 2006, compared to 15.8 per cent in 2005 and 18.3 per cent in 2004. See —Use and Reconciliation of Non-GAAP Financial Measures—Net debt to capital employed ratio below.

The group’s borrowing needs are mainly covered through short-term and long-term securities issues, including utilization of a U.S. Commercial Paper Program and a Euro Medium Term Note (EMTN) Program (the program limits being USD 2 billion (increased by USD 1 billion in January 2006) and USD 3 billion, respectively), and through draw-downs under committed credit facilities and credit lines. Apart from financial lease described under the section concerning gross interest-bearing debt, no material long-term borrowing took place during 2006.

As of December 31, 2006, our long-term debt totaled NOK 30.3 billion, with a weighted average maturity of approximately 10.1 years and a weighted average interest rate of approximately 5.4 per cent per annum. As of December 31, 2005, our long-term debt portfolio totaled NOK 32.6 billion, with a weighted average maturity of approximately 10.6 years and a weighted average interest rate of approximately 5.4 per cent per annum. As of December 31, 2004, our long-term debt portfolio totaled NOK 31.4 billion, with a weighted average maturity of approximately 11 years and a weighted average interest rate of approximately 5 per cent per annum.
After the effect of currency swaps, our borrowings are 100 per cent in U.S. dollars.

Our financing policies consider funding sources, maturity profile of long term debt, interest rate risk management, currency risk and management of liquid assets. Our borrowings are denominated in various currencies and swapped into USD since the most significant part of our net cash flow is USD denominated. In addition we use interest rate derivatives, consisting primarily of interest rate swaps, to manage the interest rate risk of our long term debt portfolio.

New long-term borrowings totaled NOK 0.1 billion in 2006, NOK 0.4 billion in 2005 and NOK 4.6 billion in 2004. We repaid approximately NOK 1.4 billion in 2006, approximately NOK 3.2 billion in 2005 and approximately NOK 6.6 billion in 2004. At December 31, 2006, NOK 2.3 billion of our borrowings was due for repayment within one year, NOK 11.5 billion was due for repayment between two and five years and NOK 18.7 billion was due for repayment after five years. This compares to NOK 1.1 billion, NOK 8.7 billion and NOK 24.0 billion, respectively, as of December 31, 2005, and NOK 3.0 billion, NOK 8.9 billion and NOK 22.5 billion, respectively, as of December 31, 2004.
The corporate financing, project financing and treasury functions provide a centralized service for overall funding activities, foreign exchange and interest rate management. Treasury operations are conducted within a framework of policies, risk limits and guidelines authorized and reviewed by our Chief Financial Officer. Our liability management is conducted in cooperation with our corporate risk management department, and we use a number of derivative instruments. The treasury operations are reviewed for risk assessment by our internal auditors. Further details regarding our risk management are provided in —Risk Management below.

Table of Principal Contractual Obligations and Other Commitments
The following table summarizes our principal contractual obligations and other commercial commitments as at December 31, 2006. The table below includes contractual obligations, but excludes derivatives and other hedging instruments. Obligations payable by Statoil to unconsolidated equity affiliates are included gross in the table below. Where Statoil reflects both an ownership interest and transport capacity cost for a pipeline in the consolidated accounts, the amounts in the table include the transport commitments that exceed Statoil’s ownership share. See also Item 11—Quantitative and Qualitative Disclosures about Market Risk.

	As at December 31, 2006
	Payment due by period
Contractual obligations (in NOK million)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Grand total debt outstanding including finance lease obligations	32,596	2,325	6,249	5,287	18,735
Operating lease obligations	29,725	5,976	12,697	7,496	3,556
Transport capacity, terminal capacity and similar obligations	80,372	5,533	11,082	11,475	52,282
Total contractual obligations	142,693	13,834	30,028	24,258	74,573

Long-term debt in the above table represents principal payment obligations. For information on Long-term debt related interest commitments, reference is made to Note 15 (Long-term Interest-bearing debt) and Note 20 (Leases) in the Consolidated Financial Statements included in the F-pages.

Contractual obligations in respect of capital expenditure amounted to NOK 17.3 billion as at December 31, 2006, of which payments of NOK 11.5 billion are due within one year.

The projected pension benefit obligation of the group was NOK 27.4 billion and the fair value of plan assets amounted to NOK 23.7 billion as at December 31, 2006. Unrecognized actuarial gains and losses and unrecognized prior service cost amounted to NOK 6.1 billion as at December 31, 2006, and is reported as Other Comprehensive Income.

Impact of Inflation
Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the general consumer price index during the years ended December 31, 2006, 2005 and 2004 was 2.2 per cent, 1.8 per cent and 1.1 per cent, respectively.

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

To illustrate the size of the applicable balance sheet item (capitalized exploratory drilling expenditures) subject to the judgments described above and the recorded effects of our judgment on amounts capitalized in prior years, we have included the following table, which provides a summary of capitalized exploratory drilling expenditures on assets in the exploration phase and the amount of previously capitalized exploration costs on assets in the exploration phase that have been expensed during the year. Notably, capitalized exploration costs in suspense itemized below exclude signature bonuses and other acquired exploration rights of NOK 16,578 million, NOK 11,071 million and NOK 609 million as at the end of 2006, 2005 and 2004, respectively.

Capitalized exploratory drilling expenditures that are pending the determination of proved reserves:

(In NOK million)	2006	2005	2004
Capitalized January 1	3,030	2,277	2,747
Additions	2,454	1,236	935
Reclassified to wells, equipment and facilities based on the determination of proved reserves (1)	(316)	(476)	(1,225)
Expensed, previously capitalized exploration costs (2)	(324)	(149)	(61)
Capitalized exploration expenses sold	(178)	(4)	(10)
Foreign currency translation	(141)	146	(109)
Capitalized drilling expenditures at December 31	4,524	3,030	2,277

(1) In addition, in 2004 NOK 238 million in exploration expenditure related to unproved reserves was reclassified to construction in progress due to the fact that the development activity commenced prior to the recognition of proved reserves in 2005.
(2) Statoil expensed in 2006 a total of NOK 667 million in previously capitalized exploration expenditures of which NOK 324 million related to capitalized exploration activities and NOK 343 million related to capitalized signature bonuses and other acquired exploration rights.

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

The following is a summary of certain long-lived assets in our balance sheet at year end and the cost of impairments recorded during the years 2006, 2005 and 2004, respectively:

(in NOK million)	2006	2005	2004
Net book value of property plant and equipment	209,601	180,669	151,993
Net book value of intangible assets	1,837	2,388	2,374
Impairment charged to profit and loss in the period	260	2,211	264

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

For the year ending December 31, 2006, the asset retirement obligations have increased from NOK 20 billion to NOK 29 billion, mostly due to upward revisions of cost estimates related to removal complexity, rigs, marine operations and heavy lift vessels. The change has material effects on the Net property, plant and equipment and Other liabilities captions in the Consolidated Balance Sheets but only immaterial effects on the Consolidated Statement of Income for the periods presented. The changes are expected however to have a significant impact on future depreciation and accretion charges. The amount of increase in Depreciation is uncertain and will depend on future levels of production. Based on current production forecasts Depreciation is estimated to increase by NOK 1.6 billion in 2007. Accretion is estimated to increase by NOK 0.4 billion per year.

The following summary of related assets and liabilities serve to illustrate the balance sheet effects of these estimates and the changes therein:

(in NOK million)	2006	2005	2004
Net book value of retirement assets	11,040	3,606	3,388
Net book value of asset removal obligations	28,971	20,034	18,629

Employee retirement plans. When estimating the present value of defined pension benefit obligations that represent a gross long-term liability in the consolidated balance sheet, and indirectly, the period’s net pension expense in the consolidated statement of profit and loss, we make a number of critical assumptions affecting these estimates. Most notably, assumptions made on the discount rate to be applied to future benefit payments, the expected return on plan assets and the expected annual rate of compensation increase have a direct and material impact on the amounts presented. Significant changes in these assumptions between periods can likewise have a material effect on the accounts.

Below is a specification of net losses not yet amortized, the annual amortizations of net losses due to assumptions made, and the key assumptions made for each year:

(in NOK million)	2006	2005	2004
Unrecognized net loss (an asset in the balance sheet)	0	3,654	2,685
Amortization of loss (an expense in the period)	102	48	170

Weighted average assumptions for the year ended (balance sheet items)	2006	2005	2004
Weighted average discount rate	5.00%	4.75%	5.50%
Weighted average expected return on assets	5.75%	5.75%	6.50%
Weighted average rate of compensation increase	4.25%	3.00%	3.50%

Derivative financial instruments and hedging activities. Statoil recognizes all derivatives on the balance sheet at fair value. Changes in fair value of derivatives that do not qualify as cash flow hedges are included in income.

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

The following is a summary of income tax assets and liabilities recognized in the consolidated balance sheet, as well as the annual tax expense recorded in the consolidated statement of profit and loss:

(in NOK million)	2006	2005	2004
Taxes payable in the balance sheet	30,219	29,752	19,117
Short-term deferred tax assets	1,876	3,733	0
Long-term deferred tax assets	375	372	205
Long-term deferred tax liabilities	44,987	43,314	44,233
Tax expense in the year	80,360	60,036	45,419

In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from January 1, 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Consequently, Statoil will from the same point in time reconcile its primary IFRS Financial Statements to US GAAP, representing a change from its current full US GAAP reporting.

Off-Balance Sheet Arrangements
As a condition for being awarded oil and gas exploration and production licenses, participants may be committed to drill a certain number of wells. At the end of 2006, Statoil was committed to participate in 18 wells off Norway and 24 wells outside Norway, with an average ownership interest of approximately 38.4 per cent. Statoil’s share of estimated expenditures to drill these wells amounts to approximately NOK 4.4 billion. Additional wells that Statoil may become committed to participating in depending on future discoveries in certain licenses are not included in these numbers.

Statoil has entered into agreements for pipeline transportation for most of its prospective gas sales contracts. These agreements ensure the right to transport the production of gas through the pipelines, but also impose an obligation to pay for booked capacity. In addition, the group has entered into certain obligations for other forms of transport capacity as well as terminal, processing, storage and entry capacity commitments. The corresponding expense for 2006 was NOK 5.5 billion.

Transport capacity, terminal capacity and other minimum nominal obligations at December 31, 2006 are included in -Liquidity and Capital Resources–Table of Principal Contractual Obligations and Other Commercial Commitments at year end 2006.

Statoil has entered into contractual commitments with the U.S.-based energy company Dominion for terminal capacity at the Cove Point liquefied natural gas terminal in the USA. Such commitments have partly been made on behalf of and for the account and risk of the SDFI (the State's direct financial interest). The –Liquidity and Capital Resources–Table of Principal Contractual Obligations and Other Commercial Commitments at year end 2006 includes 90 per cent of the total Cove Point Expansion additional terminal capacity of an approximate annual 7.7 billion cubic meters of gas for a 20-year period with planned start-up in 2009. Statoil's and the SDFI's respective future shares of this additional terminal capacity and related commitments are subject to further consideration, and the outcome may consequently impact the extent of future commitments assumed and reported by Statoil.

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

Tactical Market Risks. All tactical risk management activities occur within and are continuously monitored against established mandates. Consistent with this, and in order to pursue better margins on our sales of natural gas, we have entered into derivative contracts to hedge approximately 4 per cent of natural gas sales originating from the NCS in periods up to and including the third quarter of 2009.

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

Foreign exchange and interest rate risk. We are also subject to interest rate risk and foreign exchange risk. Interest rate risk and currency risk are assessed against mandates based on a pre-defined scenario. In market risk management and in trading, we use only well understood, conventional derivative instruments. These include futures and options traded on regulated exchanges, and OTC swaps, options and forward contracts.

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

The following table contains the net fair market value of OTC commodity and financial derivatives as so accounted for under FAS 133, as at December 31, 2006, based on maturity of contracts and the source of determining the fair market value of contracts, respectively:

Source of Fair Market Value	Net Fair Market Value
(in NOK million)	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total net fair value
Commodity based derivatives:
Prices actively quoted	823	135	9	0	968
Prices provided by other external sources	239	(28)	0	0	211
Prices based on models or other valuation techniques	(2)	0	2	0	0
Total commodity based derivatives	1,060	107	11	0	1,178
Financial derivatives:
Prices actively quoted	2,143	634	1,490	1,011	5,278
Prices provided by other external sources	0	0	0	0	0
Prices based on models or other valuation techniques	0	0	0	0	0
Total financial derivatives	2,143	634	1,490	1,011	5,278

In the above table, other external sources for commodities mainly relate to broker quotes. The fair market values of interest and currency swaps and other financial derivatives are computed internally by means of standard financial system models and based consistently on quoted market yield and currency curves.

The following table contains a reconciliation of changes in the fair market values of all commodity and financial derivatives, including exchange traded derivatives in the books at either December 31, 2006, or December 31, 2005, net of margin calls. Derivatives entered into and subsequently terminated during the course of the year 2006 have not been included in the table.

(in NOK million)	Commodity derivatives	Financial derivatives
Net fair value of derivative contracts outstanding as at December 31, 2005	(1)	1,400
Contracts realized or settled during the period (1)	133	2,150
Fair value of new contracts entered into during the period	1,157	1,638
Changes in fair value attributable to changes in valuation techniques or assumptions	0	90
Other changes in fair values	30	0
Net fair value of derivative contracts outstanding as at December 31, 2006	1,319	5,278

(1) We have realized more than the net opening balances because the net opening balances consisted of relatively large positions of unrealized gains with a short maturity that were more than (commodity derivatives) or in part (financial derivatives) off-set by unrealized losses with a maturity of more than one year.

For further information, see Item 11–Quantitative and Qualitative Disclosures about Market Risk.

Derivatives and Credit risk. Futures contracts have little credit risk because organized exchanges are the counterparties. The credit risk from Statoil’s OTC commodity-based derivative contracts derives from the counterparty to the transaction. Brent forwards, other forwards, swaps and all other OTC instruments are traded subject to internal assessment of creditworthiness of counter-parties, which are primarily oil and gas companies and trading companies.

Credit risk related to derivative instruments is managed by maintaining, reviewing and updating lists of authorized counterparties by assessing their financial position, by monitoring credit exposure for counter-parties, by establishing internal credit lines for counterparties, and by requiring collateral or guarantees when appropriate under contracts and required by internal policies. Collateral will typically be in the form of cash or bank guarantees from first class international banks. As at year end 2006, we had not called any cash as collateral for unrealized gains on OTC derivatives.

Credit risk from interest rate swaps and currency swaps, which are OTC transactions, derive from the counterparties to these transactions. Counterparties are highly rated financial institutions. The credit ratings are, at a minimum, reviewed annually and counterparty risk is monitored to ensure exposure does not exceed credit lines and complies with internal policies. Non-debt related foreign currency swaps usually have terms of less than one year, and the terms of debt related interest swaps and currency swaps are up to 23 years, in line with that of corresponding hedged or risk managed long-term loans.

The following table contains the fair market value of OTC commodity and financial derivative assets, net of netting agreements and collateral as at December 31, 2006, split by our assessment of the counterparty’s credit risk:

(in NOK million)	Fair market value
Counterparty-rated:
Investment grade, rated A or above	6,905
Other investment grade	276
Non-investment grade or not rated	358

Credit rating categories in the table above are based on the Statoil group’s internal credit rating policies, and do not correspond directly with ratings issued by the major credit rating agencies. Internal ratings are harmonized with external ratings where available, but could occasionally vary somewhat due to internal assessments. Consistent with Statoil policies, commodity derivative counterparties have been assigned credit ratings corresponding to those of their respective parent companies, while there will not necessarily be a parent company guarantee from such parent companies if highly rated.

Operational Risks. We are also exposed to operational risks, including reservoir risk, risk of loss of oil and gas production and offshore catastrophe risk. In addition to our upstream installations which are insured at replacement cost, business interruption is covered for the majority of our production through our captive insurance company, which also has a reinsurance program. Under this reinsurance program, as of December 31, 2006, approximately 64 per cent of the approximately NOK 205 billion total insured amount was reinsured in the international reinsurance markets. Our captive insurance company also works with our corporate risk management department to manage other insurable operational risks.

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

Statoil Forsikring AS is a member of two mutual insurance companies, Oil Insurance Ltd. and sEnergy Insurance Ltd. Membership of these companies means that Statoil Forsikring is liable for its proportionate share of any losses which might arise in connection with the business operations of the companies. Members of the mutual insurance companies have joint and several liability for any losses that arise in connection with the insured operations of the member companies. The members of sEnergy have agreed to dissolve the entity. It is not expected that this will result in any additional charges not yet reflected in Statoil accounts.

Research and Development

In addition to the technology developed through field development projects, a substantial amount of our research is carried out at our research and technology development center in Trondheim, Norway. Our internal research and development is done in close cooperation with Norwegian universities, research institutions, other operators and the supplier industry.

Research expenditures were NOK 1,225 million, NOK 1,066 million and NOK 1,027 million in 2006, 2005 and 2004, respectively. See Item 4–Information on the Company–Business Overview-Technology, Research and Development for a further description of our research and development activity.

Corporate Targets

We use corporate targets in order to measure our progress in enhancing production, utilizing capital efficiently and enhancing operational efficiency. This section contains a discussion of those target measures and reports the results of those measures for the years 2006, 2005 and 2004. For a discussion of historical and projected gross investments and the development of the reserves replacement ratio, see —Trend Information below.

The discussion of corporate targets below does not take into account the proposed merger with Norsk Hydro’s oil and gas business.

In 2004 the executive committee set forth targets for the fiscal year 2007 for the measures normalized return on average capital employed (normalized ROACE), production and normalized production cost. In 2006 we revised our targets for 2007. We no longer have a quantified target for ROACE, and we revised the targets for production and normalized production unit cost as set forth below.

The following discussion of corporate targets and ROACE, uses two measures which are “Non-GAAP financial measures”. Non-GAAP financial measures are defined by the U.S. Securities and Exchange Commission as measures that either exclude or include amounts that are not excluded or included in comparable measures calculated and estimated according to GAAP. These are normalized production cost per barrel and return on average capital employed (ROACE). For more information on these measures and for a reconciliation of these measures to measures calculated in accordance with U.S. GAAP, see —Use and Reconciliation of Non-GAAP Financial Measures below.

Summary of targets 2007
We are targeting:

• a production target of 1,300,000 boe per day, with an indicative split of approximately 1,060,000 boe per day from the NCS and approximately 240,000 boe per day internationally. The target is based on an oil price of USD 60 per bbl for the period 2005-07; and
• regarding operational efficiency; to keep the production unit cost below NOK 27-28 per boe. The production unit cost target is based on an average oil price in 2007 of USD 60 per bbl and will be adjusted for PSA effects. The production unit cost is normalized at an exchange rate of USDNOK 6.00.

These targets do not take into account the proposed merger with Norsk Hydro’s oil and gas business.

Production
Total average daily oil and natural gas production was 1,135,000 boe in 2006, compared to 1,169,000 boe in 2005 and 1,106,000 boe in 2004.

Our expected production growth through 2007 is based on the current characteristics of our reservoirs, our planned investments and development projects. The production target for 2007 is set at 1,300,000 boe per day, adjusted for PSA effects as described above.

We recognize that this is a challenging and stretched target and that we are more likely to undershoot than overshoot the target. The target is, however, still achievable depending on successful outcome of planned ramp-ups and start up of new projects, positive results from a range of activities initiated on mature fields and normal gas sales.

The forecasted production growth to 2007 is based on the current understanding of our reservoirs, our planned investments and development projects. There are a number of factors that could cause actual results and developments to differ materially from the targets included here, including, but not limited to, levels of industry product supply; demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; natural disasters and other changes to business conditions. One of the main factors which could cause results to differ from our expectations would be possible delays in sanctioned development projects. For further discussion, see Item 3–Key information-Risk Factors.

Production unit cost
The production unit cost, both actual and normalized at constant exchange rates, have increased, mainly due to a higher activity level, temporary lower production, and increasing industry cost pressure.

The new 2007 target for production cost per boe is based on an average oil price of USD 60 per bbl. Based on realized oil and gas prices, the estimated PSA effect on production unit cost for 2006 was NOK 0.1 per boe.

For purposes of measuring our performance against our 2007 production unit cost target, we have been assuming a USDNOK exchange rate of 6.00.

Production cost per boe for the last 12 months was USD 4.16 per boe for the year 2006, USD 3.45 per boe for the year 2005 and USD 3.34 per boe for the year 2004. Correspondingly, the production costs in NOK were NOK 26.6 per boe for the year 2006, NOK 22.3 per boe for the year 2005 and NOK 22.4 per boe for the year 2004. Normalized at a USDNOK exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects in 2006, the production cost for the 12 last months was NOK 26.2 per boe for the year 2006, compared to NOK 22.0 per boe for 2005 and NOK 22.1 per boe in 2004.

Return on Average Capital Employed
We report ROACE as a measure of financial performance.

Our business is capital intensive. Furthermore, our capital expenditures include several significant projects that are characterized by lead times of several years and expenditures that individually may involve large amounts. Given this capital intensity, we use return on average capital employed, or ROACE, as a key performance indicator to measure our success in utilizing capital. We aim to allocate capital only to those projects that meet our financial return criteria. We define ROACE as follows:

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

ROACE is a Non-GAAP financial measure. See –Use and Reconciliation of Non-GAAP Financial Measures for our historical reported ROACE and the reconciliation of ROACE to the most comparable GAAP measure.

Our ROACE in any financial period and our ability to meet our target ROACE will be affected by our ability to generate net income. Our level of net income is subject to numerous risks and uncertainties as described above. These risks include, among others, fluctuation in demand, retail margin, changes in our oil and gas production volumes and trends in the international oil industry.

Trend information

Our investments have increased due to more complex and challenging projects, expensive inorganic growth and cost increases due to a tight supplier market.

We recognize that the production target for 2007 is a challenging and stretched target and that we are more likely to undershoot than overshoot the target. The target is, however, still achievable depending on successful outcome of planned ramp-ups and start up of new projects, positive results from a range of activities initiated on mature fields and normal gas sales.

Capital Expenditures
Set forth below are our capital expenditures in our four principal business segments for 2004-2006, including the allocation per segment as a percentage of gross investments.

Capital expenditures per segment in the years ended December 31, 2004-2006:

(in million NOK)	2006	% of total	2005	% of total	2004	% of total
E&P Norway	20,921	45	16,257	35	16,776	39
International E&P	19,974	43	25,295	55	18,987	44
Natural Gas	2,335	5	2,542	6	2,368	6
Manufacturing and Marketing	2,501	5	1,630	4	4,162	10
Other	461	1	470	1	551	1
Total	46,192	100	46,194	100	42,844	100

Capital expenditures are expected to amount to approximately NOK 120 billion over the three year period from 2005-2007. The estimate excludes the acquisition price of the deepwater Gulf of Mexico assets in 2005 and 2006 of NOK 13.3 billion and 4.5 billion, respectively, as well as the Gulf of Mexico acquisition from Anadarko of USD 901 million that was closed in the first quarter of 2007, and other potential inorganic transactions. Follow-up investments related to the acquired assets will be included.

The group had a step-up in exploration activities both in 2005 and in 2006. The exploration expenditure in 2006 amounted to NOK 7.5 billion, compared to NOK 4.3 billion in 2005 and NOK 2.5 billion in 2004. The exploration expenditure is expected to increase further to approximately NOK 8 billion in 2007. The group expects to participate in the drilling of 35-40 wells in 2007. However, no guarantees can be given with regards to the number of wells drilled, the cost per well and the results of drilling. Uncertainty related to the results of past and future drilling will influence the amount of exploration expenditure capitalized and expensed. See -Critical Accounting Principles and Estimates–Exploration and leasehold acquisition costs above.

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

Production cost per barrel is expected to increase as a result of tail-end production at mature fields on the NCS, PSA effects on production in international areas and continued industry cost pressure.

This section describes our estimated capital expenditure for 2007 in respect of potential capital expenditure requirements for the principal investment opportunities available to us and other capital projects currently under consideration. The figure is based on an organic development of Statoil and excludes possible expenditures related to acquisitions. Therefore, the expenditure estimates and descriptions with respect to investments in the segment descriptions below could differ materially from the actual expenditures. For more information on the various projects in each of the segments, see the respective sections under Item 4–Information on the Company–Business Overview.

E&P Norway. A substantial portion of our 2007 capital expenditure is allocated to the ongoing development projects in Snøhvit, Ormen Lange, Volve, Gjøa, Alve, which will be connected to Norne, Gullfaks IOR and the satellites Skinfaks and Rimfaks which will be tied back to Gullfaks C, and Tyrihans, which will be tied to Kristin, as well as the late-life projects at Statfjord and Gullfaks.

International E&P. We currently estimate that a substantial portion of our 2007 capital expenditure will be allocated to the following ongoing and planned development projects: Agbami in Nigeria, Tahiti in the Gulf of Mexico and ACG in Azerbaijan, with planned start-up of production in 2008, Corrib in Ireland with planned production start-up in 2009, and South Pars in Iran.

Natural Gas. In 2006 Statoil finished the southern leg of Langeled and the South Caucasus pipeline related to the Shah Deniz field pipelines. Tampen link and the northern leg of Langeled are the projects expected to require a high share of investment in the segment in 2007. In addition, three LNG vessels were transferred from E&P Norway’s assets to Natural Gas’s assets effective January 1, 2007. We will continue focusing on increasing the capacity and flexibility of our gas transportation and processing infrastructure. This will be done through the expansion of the Kårstø processing plant, the Aldbrough gas storage project on the east coast of England and other investments.

Manufacturing and Marketing. We are focusing our capital expenditure on our retail network and upgrading of our refineries to increase flexibility and increase the value of the refined products. In 2006, Statoil received the final permit to build a combined heat and power plant (CHP plant) at Mongstad. It will be built and operated by the Danish company Dong in a long term lease agreement, where Statoil can take over after 20 years, free of charge. Statoil and our partners at Mongstad and in Troll will invest NOK 2.7 billion in a gas pipeline from Kollsnes to Mongstad and refinery modifications in connection with the CHP plant. In addition to the CHP project, the main focus at Mongstad the next three years will be infrastructure improvements.

Finally, we may alter the amount, timing or segmental or project allocation of our capital expenditures in anticipation or as a result of a number of factors outside our control including, but not limited to:

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
• adverse weather conditions;
• environmental problems which could lead to, for instance development restrictions, costs of regulatory compliance or the effects of petroleum discharges or spills; and
• acts of war, terrorism and sabotage.

Reserves replacement ratio
Proved oil and gas reserves were estimated to be 4,185 million boe at the end of 2006, compared to 4,295 million boe at the end of 2005 and 4,289 million boe at the end of 2004.

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

Proved reserves may also be added or subtracted through acquisitions or disposals of assets.

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

Reserves in new discoveries are normally booked only when regulatory approval has been received, or when such approval is imminent. Reserve additions from new discoveries booked in 2006 are expected to be produced in the period from year 2008 to 2025. Reserves from new discoveries, upward revisions of reserves and purchases of proved reserves are expected to contribute to maintaining proved reserves in future years.

Below is a table showing the reserves additions in each change category relating to the reserve replacement ratio for the years 2006, 2005 and 2004.

Line Item (million boe)	2006	2005	2004
Revisions and improved recovery	255	141	165
Extensions and discoveries	52	292	46
Purchases of reserves-in-place	0	20	246
Sales of reserves-in-place	(3)	(19)	(29)
Total reserve additions	304	434	428
Production	(415)	(427)	(402)
Net change in proved reserves	(111)	7	26

A total of 304 million boe proved reserves was added during 2006, of which 230 million boe were proved developed reserves. The remaining 74 mmboe were proved undeveloped reserves.

The reserves replacement ratio was 73 per cent in 2006, compared to 102 per cent in 2005 and 106 per cent in 2004. The reduction in the reserve replacement ratio in 2006 compared to previous years was mainly due to few and smaller reserves additions from project sanctions related to new discoveries and no additions from acquisitions. The average replacement rate for the last three years was 94 per cent, including purchases and sales.

Reserves replacement ratio (three-year average)	2006	2005	2004
Corporate	0.94	1.02	1.01
E&P Norway	0.78	0.84	0.76
International E&P	1.91	2.46	3.60

The usefulness of this measure is limited by the volatility of oil prices, the influence of oil and gas prices on PSA reserve booking, the sensitivity relating to the timing of project sanctions, and the time lag between exploration expenditure and booking of reserves.

At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned PDVSA, held 47 and 38 per cent respectively. In the first quarter of 2007, the Venezuelan Government issued a decree of law providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a majority State participation of minimum 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The decree provides that transfer of operations is to be completed by April 30, 2007. There is to be parallel negotiations to agree and subsequently to obtain approval from the National Assembly on the terms and conditions for participation in the new mixed companies. Such agreement must be reached by the end of the second quarter of 2007, while the approval process is to be concluded in the following quarter. The possible migration from partnership to a mixed company and the resulting possible reduction in Statoil share may affect our future recognition of proved reserves. The maximum adverse impact on proved reserves is currently estimated to 171 mmbbl of oil. The specifics and extent of such a transition for Sincor and the level of compensation to be received by Statoil cannot be ascertained at this time.

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
• Net debt to capital employed ratio.

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Our historic ROACE using average capital employed with these adjustments for 2006, 2005 and 2004 was 27.1 per cent, 27.6 per cent and 23.5 per cent and, respectively.

Calculation of nominator and denominator used in ROACE calculations (in NOK million)	2006	2005	2004
Net income for the last 12 months	40,615	30,730	24,916
Minority interest for the last 12 months	720	765	505

After tax net financial items for the last 12 months	(3,943)	887	(1,946)
Net income adjusted for minority interest and after tax net financial items (A1)	37,392	32,382	23,475
Computed average capital employed
Average capital employed (B1) (1)	139,722	117,221	99,192
Adjusted average capital employed (B2) (1)	138,030	117,143	99,714

ROACE calculation	2006	2005	2004
Calculated ROACE using average capital employed (A1/B1)	26.8%	27.6%	23.7%
Calculated ROACE using adjusted average capital employed (A1/B2)	27.1%	27.6%	23.5%

(1) See Use and Reconciliation of Non-GAAP Financial Measures–Net debt to capital employed below for a reconciliation of average capital employed and adjusted average capital employed. Average capital employed used when calculating ROACE is the average of the opening and closing balance of a year.

Normalized production cost in NOK per boe is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalized production cost. The normalized figures for the relevant previous periods have been restated in order to facilitate comparison.

Produced volumes used in the calculation of the normalized production cost per boe have been adjusted for PSA effects. The group’s 2007 target for production cost per boe is based on an oil price of USD 60 per bbl. Higher oil price levels affect the production entitlements negatively, and hence the production unit cost.

Production costs per boe	2006	2005	2004
Total production costs last 12 months (in NOK million)	11,040	9,509	9,334
Produced volumes last 12 months (million boe)	414	427	416
Average USDNOK exchange rate	6.41	6.44	6.74
Production cost per boe (USD/boe)	4.16	3.45	3.34
Calculated production cost (NOK/boe)	26.6	22.3	22.4
Total production costs last 12 months (in NOK million)	11,040
Production costs last 12 months International E&P (in USD million)	350
Normalized exchange rate (USDNOK)	6.00
Production costs last 12 months International E&P (in NOK million), normalized at 6.00	2,101
Total production costs last 12 months in NOK million (normalized)	10,899
Produced volumes last 12 months (million boe)	414
Adjustment for estimated loss of production under production sharing agreements	1
Estimated produced volumes	416
Production costs (NOK/boe), normalized at USDNOK 6.00	26.2

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

The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with GAAP.

Calculation of capital employed (in NOK million)	2006	2005	2004
Total shareholders’ equity	122,228	106,644	85,030
Minority interest	1,465	1,492	1,616
Total equity and minority interest (A)	123,693	108,136	86,646
Short-term debt	5,515	1,529	4,730
Long-term debt	30,271	32,564	31,351
Gross interest-bearing debt	35,786	34,093	36,081
Cash and cash equivalents	(7,367)	(7,025)	(5,028)
Short-term investments	(1,031)	(6,841)	(11,621)
Cash, cash equivalents and short-term investments	(8,398)	(13,866)	(16,649)
Net interest-bearing debt (B1)	27,388	20,227	19,432
Capital employed (A+B1)	151,081	128,363	106,078
Average capital employed	139,722	117,221	99,192
Net debt to capital employed (B1/(A+B1))	18.1%	15.8%	18.3%
Calculation of adjusted net interest-bearing debt
Adjustment of net interest-bearing debt for project loan (1)	(2,443)	(2,723)	(2,209)
Adjustment of net interest-bearing debt for other items (2)	0	1,783	2,995
Net interest-bearing debt after adjustments (B2)	24,945	19,287	20,218
Calculation of adjusted capital employed
Adjusted capital employed (A+B2)	148,638	127,423	106,864
Average adjusted capital employed	138,030	117,143	99,714
Net debt to capital employed (B2/(A+B2))	16.8%	15.1%	18.9%

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

Board of Directors
Our articles of association require that our board of directors consists of a minimum of five and a maximum of 11 members. Currently, we have ten directors. The members of the board have extensive and relevant experience from Norwegian and international business activities. Members of the board of directors serve two-year terms. The members of the board are primarily recruited from the Norwegian business community.

Our executive management is not represented on the board. As required by Norwegian companies’ law, our employees are entitled to be represented by three board members. The corporate assembly has elected the current board of directors. The current term of office for all directors expires in May 2008. There are no directors’ service contracts that provide for benefits upon termination of employment.

Our directors, their place of residence, age and their position are identified below.

Name	Place of Residence	Age	Position
Jannik Lindbæk	Oslo, Norway	67	Chairman
Kaci Kullmann Five	Bærum, Norway	55	Deputy Chairman
Finn A Hvistendahl	Oslo, Norway	65	Director
Grace Reksten Skaugen	Oslo, Norway	53	Director
Knut Åm	Stavanger, Norway	63	Director
Ingrid Wiik	Bærum, Norway	62	Director
Marit Arnstad	Stjørdal, Norway	44	Director
Lill-Heidi Bakkerud (1)	Bamble, Norway	43	Director
Claus Clausen (1)	Sola, Norway	52	Director
Morten Svaan (1)	Trondheim, Norway	50	Director

(1) Elected by Statoil’s employees.

Jannik Lindbæk was appointed Chairman of the board with effect from November 1, 2003. Mr. Lindbæk has extensive experience both as a business leader and from international activities, as well as knowledge of the oil and gas business. From 1976 to 1985 he was President and Chief Executive Officer in the Storebrand Group, a leading player in the Norwegian markets for general insurance, pensions, life and health insurance, banking and asset management. From 1986 to 1994 Mr. Lindbæk was Chief Executive Officer in Nordiska Investeringsbanken (Nordic Investment Bank), Helsinki, Finland and from 1994 to 1999 he was Executive Vice President of International Finance Corporation (World Bank Group), Washington D.C. He has been Chairman of the board of Gaz de France Norge, Saga Petroleum, Den norske Bank, Gearbulk, Plan International Norge and Transparency International Norge. Mr. Lindbæk is Chairman of the Board of Bergen International Festival, and a member of the board of Kristian Gerhard Jebsen Skipsrederi and Gearbulk.

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

Finn A Hvistendahl was elected to the board of directors in April 1999, and is the chairman of the audit committee. Mr. Hvistendahl is a business development consultant in Oslo. Previously, he held senior positions in Norsk Hydro and was Chief Executive Officer of Den norske Bank ASA. Currently, he is Chairman of the board of directors of Kredittilsynet (The Financial Supervisory Authority of Norway), and was until recently a member of the board of Dyno Nobel ASA. Mr. Hvistendahl has an engineering degree in industrial chemistry from The Norwegian University of Science and Technology (NTNU).

Grace Reksten Skaugen was elected to the board of directors in June 2002. Ms. Skaugen is an independent consultant. She was a Director within Corporate Finance at Enskilda Securities, Oslo, from 1994 until she joined the board of Statoil in 2002. Previously she has worked in venture capital and shipping at Aircontactgruppen in Oslo and Fearnley Finance Ltd. in London. She did postdoctoral research in the field of microelectronics at Columbia University in New York. Ms. Skaugen has been a board member of Storebrand ASA, Hilmar Rekstens Almennyttige Fond (Art Foundation), Geelmuyden-Kiese and a member of the Norwegian WWF Council and Fundraising Committee. Currently, Ms. Skaugen is chairman of the board of Entra Eiendom, a company directly owned by the Norwegian state and deputy chairman of Opera Software ASA a company listed on the Oslo Stock Exchange. She is also a board member of Investor AB and Atlas Copco AB, both listed Swedish companies. Ms. Skaugen has a PhD in laser physics from Imperial College of Science and Technology, London University, and an MBA from BI Norwegian School of Management.

Knut Åm was elected to the board of directors in April 1999. Mr. Åm is an independent technology and business development consultant located in Stavanger. He is a former Senior Vice President and head of Exploration and Production of Phillips Petroleum. Previously he has held positions with the Geological Survey of Norway, the Norwegian Petroleum Directorate and Statoil, and he has been adjunct professor of geophysics at the University of Bergen. He has also been Chairman of the board of the Norwegian Oil Industry Association, Christian Michelsen Research and Hitec ASA and President of the Norwegian Petroleum Society and the Norwegian Geological Council. He is presently Chairman of the Industrial Council of the Norwegian Academy of Technological Sciences, Chairman of the board of IOR-Chemco AS, EnVision Holding AS, EnVision AS, EnVision Hands-on AS, EnVision Invenio AS and EnVision StreamLine AS, and board member of Badger Explorer ASA, Petrostreamz AS and the Physics of Geological Processes-Center of Excellence at the University of Oslo. Mr. Åm has a degree in geological and geophysical engineering from The Norwegian University of Science and Technology (NTNU) in Trondheim.

Ingrid Wiik was elected to the Board of Directors in June 2005. Ms Wiik has extensive international business experience from executive positions in the pharmaceutical industry. Since 1983 she has held various executive positions in Apothekernes Laboratorium/Alpharma, and was President and CEO of Alpharma Inc. USA (listed on New York stock exchange) from January 2000 through June 2006. She sits currently on the board of directors Alpharma Inc. (NYSE), is a board member of Coloplast in Denmark (listed on the Copenhagen Stock Exchange) and a board member of Norske Skog in Norway (listed on the Oslo Stock Exchange). Ms. Wiik holds a master degree in pharmacy from University of Oslo, a master of science degree in biopharmacy from University of London and an MBA from the Norwegian School of Management.

Marit Arnstad was elected to the board on June 14, 2006. A trained lawyer, Ms Arnstad was minister of petroleum and energy in the period 1997-2000 and a Member of Parliament representing the Centre Party in the periods 1993-1997 and 2001-2005. Ms Arnstad has worked for the law firm Schjødt in Trondheim since the turn of 2005/06, and combined her job as a lawyer with boardroom work. She is chair of the board of the Norwegian University of Science and Technology in Trondheim (NTNU), and sits on the boards of NTE Net and Aker Seafoods.

Lill-Heidi Bakkerud was elected to the board of directors in April 2004 and serves as an employee-elected representative to the board. She has also served in this position previously. Ms. Bakkerud is the full-time union official for Statoil for Industry Energy Union. She trained as a process/chemistry technician and worked at the petrochemical complex in Bamble and on the Gullfaks field. At present, Ms. Bakkerud is on leave from Gullfaks to carry out her union tasks.
Claus Clausen was elected as a new director of Statoil in June 2006 and serves as an employee-elected representative to the board. He has been deputy leader of the Norwegian Society of Engineers (Nito) since 2003 and he headed its company branch in Stavanger from 1999-2006. A qualified engineer from Bergen College of Engineering, Mr Clausen joined Statoil in 1991. During his first years at Statoil he worked with training simulators and processes at Statoil’s Training Centre in Bergen. From 1997-2001 he worked on dynamic simulation in the technology entity in Stavanger. From 2001-04 he worked as process engineer onshore for Statfjord B operations. Mr Clausen now works in Exploration & Production Norway as specialist manager for technical process systems on the Statfjord field.
Morten Svaan was elected to the board of directors in June 2004 as an employee-elected representative to the board. He was a union official for Tekna from 2000 to 2004. Mr. Svaan has a PhD in chemistry from The Norwegian University of Science and Technology and has completed a one year Foundation Program in Business Administration at The Norwegian School of Management. He has worked with Statoil since 1985 in the Manufacturing and Marketing, Petrochemical and Research and Development units. Mr. Svaan is currently working as a project leader within HSE, with a focus on security in the Technology and Projects unit.

Audit Committee
The board of directors established an audit committee in August 2003. A new instruction for the audit committee was adopted by the board of directors on February 11, 2005 and updated on May 5, 2006. The board elects up to four of its members to serve on the audit committee. The current members of the audit committee are Finn A Hvistendahl (chairman), Knut Åm, Ingrid Wiik and Morten Svaan. The audit committee is a sub-committee under the board of directors and its objective is to perform more thorough assessments of specific matters within the Statoil Group and report to the board of directors. The audit committee is instructed to assist the board’s oversight of issues such as (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the external auditor’s qualifications and independence, (3) the performance of the external auditor subject to the requirements of Norwegian law, (4) the performance of the company’s internal audit function, internal controls and risk management and risk audit function, (5) the company’s compliance with legal and regulatory requirements, including the requirements related to the listing on stock exchanges, and (6) compliance with the group’s ethical rules, including the group’s compliance activities relating to corruption.

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

Executive Committee
An executive committee is not required under Norwegian corporate law, but we established the committee as part of the overall organization of our company. Each member of the executive committee supervises separate business areas or staff units. Although the CEO is responsible for making decisions on important matters not requiring the decision of the board of directors, as well as all matters referred to him by the board, the executive committee has an advisory role. The board of directors has granted Helge Lund, Eldar Sætre and Jon Arnt Jacobsen the power of procurement, which under Norwegian law essentially empowers each of them to act on behalf of our company in all matters relating to our normal operations.

The members of our executive committee, their place of residence, age and position are identified below.

Name	Place of Residence	Age	Position
Helge Lund	Bærum, Norway	44	President and Chief Executive Officer
Eldar Sætre	Sandnes, Norway	51	Chief Financial Officer and Executive Vice President
Peter Mellbye	Stavanger, Norway	57	Executive Vice President, International Exploration and Production
Terje Overvik	Sola, Norway	55	Executive Vice President, Exploration and Production Norway
Rune Bjørnson	Sandnes, Norway	48	Executive Vice President, Natural Gas
Jon Arnt Jacobsen	Stavanger, Norway	49	Executive Vice President, Manufacturing and Marketing
Margareth Øvrum	Bergen, Norway	48	Executive Vice President, Technology and Projects
Nina Udnes Tronstad	Inderøy, Norway	48	Executive Vice President, Health, Safety and the Environment
Jens R Jenssen	Oslo, Norway	53	Executive Vice President, Human Resources
Reidar Gjærum	Oslo, Norway	46	Executive Vice President, Communication

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

Terje Overvik has been Executive Vice President, Exploration & Production Norway since September 1, 2004. Mr. Overvik announced on March 12, 2007 that he will withdraw from his position and leave Statoil as from June 1, 2007. He previously served as Executive Vice President for Technology from August 19, 2002. Mr. Overvik has held a number of different posts in Statoil, including platform manager for the Statfjord A platform in the North Sea from 1992 to 2000, and Vice President for Statfjord operations from 2000 to 2002. He holds a PhD from The Norwegian University of Science and Technology (NTNU) in Trondheim, where he also worked as an associate professor and researcher before joining Statoil in 1983.

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

Reidar Gjærum took over as Executive Vice President for Corporate Communication on May 1, 2005. He came from the position of Executive Vice President for communications and marketing in the IT company EDB Business Partner. From 1993 to 1996 Mr Gjærum was communications director in the Confederation of Norwegian Business and Industry (NHO). From 1996 to 2001 he held a number of executive positions in Telenor, including that of director of external communications. He then became managing director of the JKL Woldsdal consultancy (now JKL Oslo), a post he held until 2003 when he joined EDB Business Partner as Executive Vice President for communications and marketing. Mr. Gjærum attended the Program for Management Development at Harvard Business School in Boston, USA.

Corporate Governance Reporting
Statoil is required to disclose the significant ways (if any) in which its corporate governance practices differ from those applicable to U.S. companies under the NYSE listing standards. A detailed account of these differences is available on Statoil’s corporate governance web site www.statoil.com/cg.

Corporate Assembly

Our corporate assembly consists of 12 members. The general meeting elects eight members, and our employees elect an additional four members.

Our corporate assembly has a duty to control the board of directors and our Chief Executive Officer in their management of our company. Norwegian companies law imposes a fiduciary duty on the corporate assembly to our shareholders. The corporate assembly communicates its recommendations concerning the board of directors’ proposals about the annual accounts, balance sheets, allocation of profits and coverage of losses of our company to the general meeting. The corporate assembly renders decisions, based on the board’s proposals, in matters related to substantial investments, measured in terms of the total resources of our company, and matters regarding rationalizations or restructurings of the operations of the company which will result in a major change or reorganization of the workforce. The corporate assembly is also responsible for electing and removing our board of directors. The term of office of the corporate assembly members is two years and the current term of office expires in May 2007.

Set forth below is a list of the current members of our corporate assembly, their place of residence, age and occupation.

Name	Place of Residence	Age	Position
Anne Kathrine Slungård	Trondheim, Norway	43	Marketing Director, Entra Eiendom, Trondheim, Norway
Kjell Bjørndalen	Skotselv, Norway	60	Chairman of the Norwegian Trade Union; Fellesforbundet, Oslo, Norway
Kirsti Høegh Bjørneset	Ålesund, Norway	44	Attorney, Tømmerdal & Co, Ålesund, Norway
Erlend Grimstad	Oslo, Norway	39	Executive Vice President, Umoe AS, Oslo, Norway
Anne Britt Norø	Bodø, Norway	51	Cand. Jur., Team Bodø KF, Bodø, Norway
Greger Mannsverk	Kirkenes, Norway	46	Managing Director, Kimek Kirkenes, Norway
Ingvald Strømmen	Ranheim, Norway	56	Dr. Ing and Decan, NTNU, Trondheim, Norway
Inger Østensjø	Stavanger, Norway	52	City Manager, Municipal of Stavanger, Norway
Arvid Færaas	Vormedal, Norway	44	Employee representative
Per Helge Ødegård	Porsgrunn, Norway	44	Employee representative
Anne Synnøve Hebnes	Stavanger, Norway	34	Employee representative
Einar Arne Iversen	Molde, Norway	44	Employee representative

Election Committee
The annual general meeting of shareholders has established an election committee with the task of making recommendations to the annual general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly, and to make recommendations to the corporate assembly regarding the election of shareholder-elected members and deputy members of the board of directors.

The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Members of the election committee are elected for two years at a time

Compensation

Compensation to the Board of Directors, Executive Committee and Corporate Assembly
In 2006, total remuneration of NOK 515,000 was paid to the members of the corporate assembly, NOK 2,525,000 to the board of directors and NOK 35,033,000 to the members of the executive committee, excluding compensation paid to the Chief Executive.

Chief Executive Officer Helge Lund received in 2006 NOK 9,852,000 in salary and other remuneration (including pension premium paid). According to his contract, Helge Lund is entitled to severance pay equivalent to two annual salaries, excluding a term of notice of six months, when the resignation is a request from the board. In addition, Helge Lund is entitled, under specific terms, to a pension amounting to 66 per cent of pensionable salary after reaching the age of 62. The full service period is 15 years and the benefits are independent of any future changes in Norwegian National Insurance (Folketrygden). Based on performance, the board will assess an annual performance payment for Helge Lund. This payment may amount to a maximum of 50 per cent of base salary.

A performance pay system has also been established for the other members of the corporate executive committee. This entails a variable remuneration based on pre-determined goals. The scheme allows for a bonus for the executive vice presidents of 20 per cent of base salary on achieving set goals, with a ceiling of 40 per cent for results that clearly exceed these goals. For senior vice presidents and vice presidents bonus levels are lower with a maximum level varying from 15 percent to 25 percent individual bonus.

Statoil has established a long-term incentive system for members of the Group Executive Committee and other key managemers. The input value for each participant is an amount equal to the individual annual bonus the year before start-up. When a defined three year period is over, Statoil’s total shareholder return for the period is compared to a predefined group of peers. This group consist of the 15 largest oil and gas companies within the OECD area. A bonus may be paid based on an assessment of Statoil’s results in the three year period compared to the average results in the group of peers. The maximum bonus for each participant corresponds to an amount twice as much as the individual input value.

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

The projected benefit obligation at year end 2006 was NOK 27,384 million, whereas the estimated fair value of plan assets at the end of the same period amounts to NOK 23,658 million.

Share Saving Plan
Statoil ASA has a common bonus scheme for its employees. Employees may save Statoil shares up to a maximum of 5 per cent of each employee’s base salary. If the shares are kept for two full calendar years, the employee will be granted one share for each two purchased. The scheme was introduced in 2004. In 2006, approximately 9,500 employees took part in the scheme, most of them in Norway. In addition to Norway, the scheme is available for employees in 13 different countries.

Board Practices

In keeping with business practice in Norway, the board of directors of Statoil does not adopt its decisions through committees, but in the full board, even though Statoil has an audit committee and a compensation committee to prepare certain issues for the board of directors and support the board of directors in their responsibilities for management and control of the company.

Employees

As of December 31, 2006, we had 25,435 employees, of whom we employed 13,911 in Norway. The remaining employees were employed outside of Norway, with more than 100 employees in each of Denmark, Poland, Sweden, Latvia, Lithuania, Estonia, the UK, Russia and the Faroe Islands.

The table below sets forth the number of employees in each business area and the Global Business Services and corporate center as at the end of 2006, 2005 and 2004, and the numbers of employees inside and outside of Norway. The table does not include employees of affiliated companies.

	Number of employees as of December 31,
	2006			2005			2004
	Norway	Outside Norway	Total	Norway	Outside Norway	Total	Norway	Outside Norway	Total
E&P-Norway	6,489	0	6,489	6,099	0	6,099	5,835	0	5,835
International E&P	469	350	819	308	405	713	325	258	583
Natural Gas	754	184	938	649	202	851	664	145	809
Manufacturing and Marketing	2,179	10,787	12,966	1,558	12,591	14,149	2,149	10,827	12,976
Technology and projects	2,200	5	2,205	1,827	89	1,916	1,783	29	1,812
Other Operations	1,820	198	2,018	1,773	143	1,916	1,794	90	1,884
Total	13,911	11,524	25,435	12,214	13,430	25,644	12,710	11,189	23,899

We intend to focus our recruitment to growth areas and focus on young professionals and specific key competencies.

In Norway, we have a set of union/employer agreements at national, industry and local levels, which is the typical way of organizing union agreements in Norwegian industry. We take part in agreements at the national level as a member of the Norwegian Employers Association and at the industry level as a member of the Norwegian Oil Industry Association and the Federation of Norwegian Industries, both of which are branches of the Norwegian Employers Association.

At the local level, we have agreements with the trade unions. Our employees are represented by five trade unions: Industry Energy, Confederation of Vocational Unions, Norwegian Association for Supervisors, Norwegian Society of Chartered Engineers and Norwegian Society of Engineers. Approximately 70 per cent of our employees are union members. The unions are entitled to appoint three members to our board of directors. Labor contracts with the unions were renewed in 2006 for a period of two years. Overall, we consider our relations with our employees and the unions to be good, and there are currently no major labor disputes.

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

Board of directors	No. of shares owned as of March 12, 2007
Knut Åm	14,594
Finn A Hvistendahl	2,947
Kaci Kullmann Five	1,000
Morten Svaan	512
Ingrid Wiik	500
Claus Clausen	165
Lill-Heidi Bakkerud	165

Executive committee	No. of shares owned as of March 12, 2007
Helge Lund (Chief Executive Officer)	4,583
Peter Mellbye	3,538
Margareth Øvrum	3,311
Jon Arnt Jacobsen	2,344
Terje Overvik	1,924
Reidar Gjærum	1,853
Eldar Sætre	1,836
Nina Udnes Tronstad	1,234
Rune Bjørnson	724
Jens R Jenssen	500

Members of the corporate assembly owned as of March 12, 2007 a total of 2,260 shares.

Item 7 Major Shareholders and Related Party Transactions

Major Shareholders

The Norwegian State as a Shareholder
The following table shows the number of Statoil shares owned by the Norwegian State as of December 31, 2006. We have not been notified of any other beneficial owner of five per cent or more of our ordinary shares as of March 12, 2007.

	Number of shares	Per cent of shares
Kingdom of Norway	1,535,712,598	70.9 (1)

(1) Based upon 2,166,143,715 shares issued as of March 12, 2007.

In June 2001, in connection with the initial public offering of our ordinary shares, we established a sponsored American Depositary Receipt facility with The Bank of New York as depositary pursuant to which American Depositary Receipts (ADRs) representing American Depositary Shares (ADSs) are issued. We have been informed by The Bank of New York that in the United States, as of March 12, 2007, there were 57,923,999 ADRs outstanding (representing approximately 2.67 per cent of the ordinary shares outstanding). As of March 12, 2007 there were 192 registered holders of ADRs resident in the United States. Furthermore, 119,864,453 regular shares were held as of March 12, 2007 by 250 registered holders resident in the United States.

In July 2004, the Norwegian Ministry of Petroleum reduced its ownership in Statoil to 75.47 per cent through a sale to institutional and other investors.

On February 16, 2005 the Norwegian Ministry of Petroleum and Energy sold 100 million Statoil shares through an off-exchange underwritten block sale. This represented 4.6 per cent of our shares at that time. The shares were sold to a global investment bank and were passed on to institutional investors in Norway and abroad. In addition, 17.65 million shares were made available for sale to private investors, at the rate set in the institutional sale.

In connection with our initial public offering, the extraordinary general meeting held on May 25, 2001 resolved to increase our share capital through the issuance of 25,000,000 additional shares for the purpose of granting bonus shares to qualifying investors. Following the distribution of bonus shares in 2002, Statoil retained 23,441,885 of these shares. The board of directors proposed to reduce the share capital through the cancellation of the remaining 23,411,885 shares. The proposal was approved at the annual general meeting on May 10, 2006.

Following these transactions, the Norwegian state now owns 70.9 per cent of the shares of Statoil.

On March 24, 2006, we entered into an agreement with the Norwegian State in connection with the authorization to repurchase Statoil shares for subsequent cancellation, proposed by Statoil’s board of directors. The State has agreed to redeem an amount of its shares proportional to the amount of Statoil shares we may purchase under this authorization. As a result, the Norwegian State’s ownership interest will remain unchanged. The agreement was approved at the annual general meeting on May 10, 2006. This agreement is valid until May 15, 2007. We plan to enter into negotiations with the Norwegian State concerning a new agreement for the 2007-2008 period.

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

The Norwegian State has a coordinated ownership strategy to maximize the aggregate value of its ownership interests in Statoil and the Norwegian State’s oil and gas. This is reflected in the owner’s instruction, which contains a general requirement that, in our activities on the NCS, we are required to take account of these ownership interests in decisions that may affect the execution of this marketing arrangement.

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

Petoro AS - The SDFI Management Company
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

Gassco AS – The Gas Transportation Operating Company
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

Gassco AS has entered into contracts with us for each infrastructure joint venture, pursuant to which we will carry out technical operating activities on behalf of Gassco AS, such as system maintenance, for which we will receive reimbursement of costs. Either Gassco AS or we may terminate without cause each of these contracts, except the contract for the Statpipe joint venture, after five years. Either Gassco AS or we may also terminate the part of the Statpipe contract, which refers to the offshore pipelines, after five years. Currently, Gassco AS may terminate the part of the Statpipe contract that refers to the Kårstø plant, at any time, provided that 2/3 of the owners, representing more than 2/3 of the ownership interests, have supported such termination.

The natural gas transportation system was transferred to a new joint venture called Gassled as of January 1, 2003. Gassco AS is the operator of the Gassled joint venture. Our initial direct ownership interest in Gassled is 20.379 per cent (21.133 per cent including our indirect interest through our 25 per cent holding in Norsea Gas AS), 10.35542 per cent in Zeepipe Terminal JV and 13.73678 per cent in Dunkerque Terminal DA. From January 1, 2011, our direct ownership interest in Gassled will be reduced to 17.662 per cent due to an increased ownership interest for SDFI. In addition, our ownership interest in Gassled may also change as a result of inclusion of existing or new infrastructure or if Gassled undertakes further investments without participation from its owners in the same ratio as their ownership interests in Gassled. For more information on the Gassled joint venture, see Item 4–Information on the Company–Business Overview–Natural Gas.

Related Party Transactions

Transactions with the Norwegian State

For a description of transactions with the Norwegian State, see –Major Shareholders–The Norwegian State as a Shareholder above.

Transactions with other entities in which the Norwegian State is a major shareholder
Norsk Hydro. We hold interests in a number of the licenses and petroleum facilities in which Norsk Hydro also holds interests, and for many of these licenses and petroleum facilities Norsk Hydro or we serve as operator. Norsk Hydro has an indirect participating interest in the Gassled joint venture. Further, we from time to time engage in common drilling campaigns, exploration and development projects with Norsk Hydro. In addition, Norsk Hydro is a party to the 15-year agreement for the sale of ethane described below in —Transactions with associated companies. As of January 31, 2007, the Norwegian State owned 43.82 per cent of the ordinary shares of Norsk Hydro ASA. Excluding the non-voting treasury shares and taking into account the shares held by the State's Pension Fund, the State effectively holds 49.9 per cent of the voting shares of Norsk Hydro.

Others. As a result of the substantial percentage of industry in Norway controlled by the Norwegian State, there are many state-controlled entities with which we do business. The financial value of most such transactions is relatively small, and the ownership interest of the Norwegian State of such counter parties has not had any effect on the arm’s-length nature of the transactions. In particular, in respect of the goods and services that we purchase, we purchase telephone services from Telenor ASA, a telecommunications company in which the Norwegian State holds a 53.9 per cent interest. Such purchases are made pursuant to standard tariff rates applicable to public and private companies in Norway.

Other Transactions with the Norwegian State
Total purchases of oil and NGL from the Norwegian State by Statoil amounted to NOK 104,628 million (254 mmboe), NOK 97,078 million (282 mmboe) and NOK 81,487 million (319 mmboe) in 2006, 2005 and 2004, respectively. Purchases of natural gas from the Norwegian State amounted to NOK 293 million, NOK 262 million and NOK 237 million in 2006, 2005 and 2004, respectively. The prices paid by Statoil for the oil purchased from the Norwegian State are estimated market prices. In addition, Statoil sells the Norwegian State’s natural gas, in its own name, but for the account and risk of the Norwegian State.

The Norwegian State compensates Statoil for its relative share of the costs related to certain Statoil natural gas storage and terminal investments and related activities.

Employee Loans
We have a general arrangement with DnB NOR whereby DnB NOR makes available to each of our employees personal consumer loans of up to NOK 200,000. The employees pay the “norm interest rate”, which is variable and set by the Norwegian State, and we pay the difference between the norm interest rate and the then-current market interest rate. We also guarantee these loans up to an aggregate maximum amount of NOK 10 million. The repayment period is up to eight years. Our obligations for paying the interest rate difference will be dependent on the loan volume, but based on current interest rates would not exceed NOK 5 million per year.

The three employee-elected members of the board of directors and two members of the executive Committee each entered into loan agreements under this facility prior to July 30, 2002, and had as of December 31, 2006, an aggregate total balance outstanding payable to DnB NOR under this loan facility of NOK 149,076. Members of the executive committee and the board of directors may not enter into loans under the foregoing program.

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

The Horton Case
The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on July 4, 2003, and imposed a penalty of NOK 20 million (USD 3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

On October 13, 2006, Statoil announced that it had reached agreements with the U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO). Statoil has, in the agreements with the DOJ and USAO, accepted a penalty of USD 10.5 million for having violated the U.S. Foreign Corrupt Practices Act (FCPA), as well as accepting responsibility for bribery in connection with the payments under the consultancy services contract with Horton Investments Ltd, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. The NOK 20 million (USD 3 million) fine paid to Økokrim has been deducted, so that the fine actually paid by Statoil under this agreement is USD 7.5 million. Statoil has, in the agreement with the SEC, neither admitted nor denied the charges, but agreed to pay USD 10.5 million as disgorgement.

Since it first learned of the payments in September 2003, Statoil has taken prompt and forceful steps to put in place new policies and practices to ensure the highest standards of transparency and ethical conduct. Among other actions, Statoil retained outside counsel to conduct a thorough internal review and adopted stronger new internal controls and stricter new ethical policies and practices. Statoil has cooperated fully with the SEC, DOJ and USAO throughout their inquiries, and shared the results of the internal review with the agencies.

The settlement takes the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfills its obligations under the deferred prosecution agreement for three years the criminal charges will be dismissed and the Horton case will be closed.

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

Venezuela
The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005, Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels per day, instead of the 16 2/3 per cent rate Sincor had previously been paying. Statoil and Total have filed administrative appeals to annul the demand for such payments.

Royalty on Sincor’s extra heavy oil production is paid monthly after issuance by MENPET of a monthly invoice. In the invoice for June 2005 production, which was issued in August 2005, MENPET applied a 30 per cent rate on extra heavy oil volumes above 114,000 barrels per day extracted after June 24, 2005. Thereafter, monthly royalty invoices through December 2006 have also sought payment of a 30 per cent royalty rate on such extra heavy oil production above 114,000 barrels per day. Statoil’s share of such additional royalty invoiced by MENPET was approximately USD 11.9 million in fiscal year 2005 and USD7.4 million in fiscal year 2006, which Statoil has paid under protest with express reservation of its rights.

After paying each royalty invoice, Statoil has filed separate administrative motions (recursos de reconsideración) against each monthly invoice issued by MENPET from June 2005. As of the date of this annual report, MENPET has not ruled on any of the motions filed. Statoil has reserved the right to pursue other remedies available to it.

Dividend Policy

We have paid dividends to our shareholders in each year since our IPO in 2001. Prior to 2006, our dividend policy was to pay an annual, aggregate dividend to shareholders of an amount in the range of 45 per cent to 50 per cent of our consolidated net income as determined in accordance with U.S. GAAP. The aggregate dividend paid to shareholders between 2001 and 2006 was subject to our view of the cyclical outlook for energy prices as well as our operating cash flows, financing requirements and capital expenditure plans to ensure we maintained appropriate financial flexibility.

In 2006 our board of directors modified our dividend policy. The new policy reflects our intention to return to shareholders, through a combination of cash dividends and share repurchases, an amount in the range of 45 to 50 per cent of consolidated net income as determined in accordance with U.S. GAAP. The new policy also states our ambition to grow the ordinary cash dividend measured in NOK per share. In any one year, however, the aggregate of cash dividends paid to shareholders and share repurchases may be higher or lower than 45 to 50 per cent of net income, depending on Statoil’s evaluation of expected cash flow development, capital expenditure plans, financing requirements and appropriate financial flexibility.

The dividend policy was modified following the share repurchase authorization by the annual general meeting on May 10, 2006, which granted our board of directors the ability to acquire Statoil shares in the market. The authorization applies to the acquisition of up to 50 million shares, at a price of between NOK 50 and NOK 500 per share. Repurchased shares acquired under this authorization may only be cancelled through a capital reduction. This authorization is valid until May, 2007. Statoil’s board of directors has proposed a new share repurchase authorization for the 2007 – 2008 period, which is subject to approval by the annual general meeting on May 15, 2007. According to the announced plan for the merger between Statoil and Norsk Hydro’s oil and gas activities, Statoil has agreed not to acquire further shares in the market pursuant to the share repurchase authorization until the transaction is closed. Subject to regulatory approval, the merger is currently expected to close in the third quarter of 2007.

In connection with the share repurchase authorization, we entered into an agreement with the Norwegian State which regulates the redemption and cancellation of a proportional share of the State's shares, ensuring that the State's ownership interest in Statoil ASA remains unchanged. This agreement is valid until May 15, 2007. We plan to enter into negotiations with the Norwegian State concerning a new agreement for the 2007-2008 period. See Item 7-Major Shareholders and Related Party Transactions for further information regarding the agreement with the Norwegian State.

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

Year ended December 31,	NOK per ordinary share		USD per ADS
	High	Low	High	Low
2002	73.50	50.00	9.35	6.31
2003	74.75	51.50	11.30	7.29
2004	103.50	74.00	15.93	10.85
2005	166.50	91.25	25.80	14.69
2006	210.50	147.25	34.52	22.39

Quarter ended	NOK per ordinary share		USD per ADS
	High	Low	High	Low
March 31, 2006	189.00	154.00	28.78	24.13
June 30, 2006	210.50	154.50	34.52	24.49
September 30, 2006	189.50	147.25	30.45	23.15
December 31, 2006	176.25	148.50	28.18	22.39
March up until March 15, 2007	167.50	151.50	26.88	23.71

Month of	NOK per ordinary share		USD per ADS
	High	Low	High	Low
September 2006	176.50	147.25	28.17	23.15
October 2006	170.50	148.50	25.89	22.39
November 2006	176.25	164.75	27.92	25.73
December 2006	173.00	161.00	28.18	25.95
January 2007	166.50	153.00	26.86	23.71
February 2007	167.50	156.00	26.88	25.49
March up until March 15, 2007	158.00	151.50	25.84	24.39

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

Share capital
Our share capital is NOK 5,415,359,287.50 divided into 2,166,143,715 ordinary shares.

In connection with our initial public offering, the extraordinary general meeting held on May 25, 2001 resolved to increase our share capital through the issuance of 25,000,000 additional shares for the purpose of granting bonus shares to qualifying investors. Following the distribution of bonus shares in 2002, Statoil retained 23,441,885 of these shares. The remaining treasury shares were cancelled in 2006.

Nominal value of shares
The nominal value of each ordinary share is NOK 2.50.

Board of directors
Our articles of association provide that our board of directors shall be composed of a minimum of five and a maximum of eleven directors.

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

Our articles of association regarding the election members of the election committee were modified at the annual general meeting on May 10, 2006 in accordance with the recommendation of the Norwegian Code of Practice for Corporate Governance.

The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Members of the election committee are elected for two years at a time.

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

We have an election committee that makes recommendations to the general meeting regarding the election of shareholder-elected members of the corporate assembly and their alternates. The committee consists of four members who are shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Each member is elected for a two-year term. A member of the corporate assembly (other than a member elected by employees) may be removed by the shareholders at any time without cause.

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

On May 5, 2004, the annual general meeting of shareholders authorized our board of directors to acquire Statoil shares in the market for sale and transfer to employees as part of the group’s share investment plan. The authorization is subject to renewal at the annual general meeting in 2007.

On March 9, 2006, the board of directors proposed an authorization to repurchase Statoil shares for subsequent cancellation in connection with the adoption of a modified dividend policy for the company.  The proposal was authorized on May 10, 2006. In 2006, we acquired 5,867,000 shares in the market for subsequent cancellation pursuant to the share repurchase authorization.  In accordance with our agreement with the Norwegian State, a corresponding number of the State’s shares (14,291,828) will also be redeemed and cancelled.  Statoil has agreed not to acquire further shares in the market pursuant to the share repurchase authorization until the proposed merger with Norsk Hydro’s oil and gas activities is closed.  Subject to regulatory approval, the merger is currently expected to close in the third quarter of 2007.

Statoil’s board of directors has proposed a new authorization to repurchase Statoil shares for subsequent cancellation in the 2007-2008 period, subject to renewal of our agreement with the Norwegian State and approval by the annual general meeting on May 15, 2007.

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

Material Contracts

See Item 7–Major Shareholders and Related Party Transactions for a description of certain agreements we have entered into with the Norwegian State.

On December 18, 2006, Statoil and Norsk Hydro ASA announced that their respective boards of directors had agreed to a merger of Norsk Hydro’s oil and gas activities and certain other related activities with Statoil. On March 12 and 13, 2007, Statoil and Norsk Hydro entered into a merger plan, which sets out the terms for implementation of the merger. The merger plan has been filed as an exhibit to this Form 20-F. See Item 19-Exhibits.

The merger will be implemented by means of a demerger transaction effected in accordance with Norwegian law whereby the assets, rights and obligations relating to Norsk Hydro’s oil and gas and certain related assets will be transferred to the merged company for consideration in the form of shares of Statoil to be issued to the shareholders of Norsk Hydro. Shareholders of Norsk Hydro will receive 0.8622 shares of the merged company for each Norsk Hydro share that they own and 0.8622 ADSs of Statoil for each Norsk Hydro ADS that they own and they will also continue to own the Norsk Hydro shares or ADSs that they currently own. Upon completion of the merger, Statoil’s shareholders will own 67.3 per cent of the shares in the merged company and Norsk Hydro shareholders will hold 32.7 per cent of the shares of the merged company. Following completion of the merger, the Norwegian State will own 62.5 per cent of the merged company’s shares. The merged company’s shares will be listed on the Oslo Stock Exchange and its ADSs will be listed on the New York Stock Exchange.

In accordance with the terms of the merger plan, effective as of January 1, 2007, the merged company will assume certain assets, rights and obligations related to the Norsk Hydro activities, including:
• rights and obligations related to insurance for the relevant Norsk Hydro assets and the sale of the corresponding share of the assets of Industriforsikring AS, Norsk Hydro’s captive insurance company;
• all payment obligations relating to outstanding bonds of the Norsk Hydro group, totaling in aggregate NOK  approximately NOK 19 billion as of January 1, 2007;
• all guarantee obligations relating to the Norsk Hydro assets transferred to the merged company, representing a guarantee liability of approximately NOK 20 billion as of January 1, 2007;
• allocation of rights, assets and obligations (including environmental and pension liabilities) based on an allocation ratio determined in accordance with the merger plan;
• the inter-company demerger balance will represent a loan or claim of such size that the net interest-bearing debt of the Norsk Hydro assets transferred to the merged company is NOK 1 billion as of January 1, 2007;
• assumption of pension obligations relating to employees of the Norsk Hydro group transferred to the merged company and certain former and retired employees; and
• all historical and future rights and obligations with respect to taxation issues of the relevant Norsk Hydro activities from January 1, 2007.
The obligations of Norsk Hydro and Statoil to complete the merger are also subject to the satisfaction of certain conditions, which including the obtaining of all regulatory and third party consents and approvals necessary on terms that will not have a material adverse effect on the merged company, or otherwise as may be deemed acceptable by the boards of Norsk Hydro and Statoil, and the non-occurrence of any incidents, changes, occurrences or developments with regard to Statoil and Norsk Hydro prior to the approval of the merger plan by the extraordinary general meetings of the two companies which would materially alter the basis for the merger.

Under the merger plan, Norsk Hydro and Statoil have agreed that all employees of Norsk Hydro whose primary relationship as of the financial effective date of the merger relates to the Norsk Hydro assets to be transferred to the merged company will become employees of the merged company. In addition, approximately 120 employees of Norsk Hydro’s Corporate Centre in Norway and 15 corporate employees working outside of Norway will be transferred to the merged company. All decisions regarding transfers of employment will be made after consultations with the employees whose employment will be transferred to the merged company and in accordance with relevant legislation.

Statoil will be the surviving entity in the merger. The name of the merged company, effective upon completion of the merger, will be StatoilHydro ASA. A proposal for a new name which will be different from the present companies’ names will be developed by the board of directors of the merged company and presented at the first annual general meeting of the merged company. The business address of the merged company will be in Stavanger. The corporate functions of the merged company will be located in both Oslo and Stavanger, and the Chief Executive Officer of the merged company will have offices in both locations.

Statoil’s and Norsk Hydro’s extraordinary general meetings of shareholders are expected to be held in June 2007 to vote on the approval of the merger. The merger plan provides that completion of the merger by registration in the Register of Business Enterprises in Norway will occur on the first business day of the month that follows the month in which the period for creditor’s objections under Norwegian law will have elapsed and all other necessary conditions to completion set forth in the merger plan will have been satisfied.

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

Taxation

Norwegian Tax Matters
This section describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and disposal of the shares and ADSs. This section does not provide a complete description of all tax regulations which might be relevant (i.e., for investors for whom special regulations may be applicable). This section is based on current law and practice. Shareholders should consult their professional tax advisor for advice concerning individual tax consequences.

On December 10, 2004 the Norwegian tax reform was approved by the Storting. The reform is fully in force with effect for 2006.

Taxation of Dividends
Corporate shareholders resident in Norway for tax purposes are exempt from tax on dividends decided by the shareholders meeting of Norwegian companies.

For individual shareholders, a classical system with partial double taxation applies: Dividend income exceeding a “shield interest deduction”, which is an amount equal to the risk-free interest after tax on the base cost of the shareholding, will be taxable at a flat rate, currently 28 per cent. The average interest on Treasury bills of 3 months’ maturity will be applied.

Non-resident shareholders are as a general rule subject to a withholding tax at a rate of 25 per cent on dividends distributed by Norwegian companies. This withholding tax does not apply to corporate shareholders resident for tax purposes in European Economic Area (EEA) countries. The withholding rate of 25 per cent is often reduced in tax treaties between Norway and the country in which the shareholder is resident. Generally, the treaty rate does not exceed 15 per cent and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends may be further reduced. The withholding tax rate in the tax treaty between the United States and Norway is currently 15 per cent in all cases. However, the treaty is in the process of being renegotiated. Current signals indicate that a new treaty may come into effect from 2008 onwards. The withholding tax does not apply to shareholders that carry on business activities in Norway and whose shares are effectively connected with such activities. In that case, the rules described in the paragraph above regarding corporate shareholders resident in Norway apply. We are obligated by law to deduct any applicable withholding tax when paying dividends to non-resident shareholders except individual and corporate shareholders within the EEA.

The 15 per cent withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by holders properly demonstrating to the company that they are entitled to the benefits of the tax treaty.

Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25 per cent. The beneficial owners will in this case have to apply to the Central Office for Foreign Tax Affairs (COFTA) for refund of the excess amount of tax withheld. As yet there is no standardized application form to obtain a refund of Norwegian withholding tax. An application must contain the following:

1. A specification of the distributing company(ies) involved, the exact amount of shares, the date the dividend payments were made, the total dividend payment, the withholding tax drawn in Norway and what amount is being reclaimed. The withholding tax must be calculated in Norwegian currency and all sums specified accordingly (in NOK).
2. Documentation that shows that the refund claimant received the dividends and which withholding tax rate was used in Norway.
3. A certificate of residence issued by the tax authorities stating that the refund claimant is resident for tax purposes in that state in the income year in question or at the time the dividends were decided. This documentation must be in original.
4. The information necessary to decide whether the refund claimant is an entity comprised by the tax exemption model.
5. The information necessary to decide whether the refund claimant is the beneficial owner of the dividend payment(s).
6. If the securities are registered with a foreign custodian/bank/clearing central the claimant must submit information on which foreign custodian/bank/clearing central the securities are registered with in Norway.

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

Taxation upon Disposition of Shares
Corporate shareholders resident in Norway for tax purposes are exempt from tax on gains on the disposal of shares. Costs directly related to the acquisition and sale of such shares are not deductible for tax purposes. Corporate shareholders will not be allowed a deduction for losses upon sale, swap and redemption of shares if a gain would be exempt.

Individual shareholders resident in Norway for tax purposes realize a taxable gain or loss upon a sale, redemption or other disposal of shares. Such capital gain or loss is included in or deducted upon computation of general income in the year of disposal. General income is taxed at a flat rate of 28 per cent. The gain is subject to tax and the loss is deductible irrespective of the length of the ownership and the number of shares disposed of.

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

Taxation of Dividends. If you are a U.S. holder, the gross amount of any dividend paid by Statoil out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15 per cent if you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding-period requirements. Dividends we pay with respect to shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains. If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

If you receive any foreign currency on the sale of shares or ADSs, you may recognize ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sales proceeds are converted into U.S. dollars.

Report of DeGolyer and MacNaughton

DeGolyer and MacNaughton, independent petroleum engineering consultants, performs an independent evaluation of proved reserves, which was performed as of December 31, 2006 for our properties. DeGolyer and MacNaughton has delivered to us its summary letter report describing its procedures and conclusions, a copy of which appears as Appendix A hereto.

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

Commodity Risk. The following table contains the fair market value and related price risk sensitivity of our commodity-based derivatives, as accounted for under FAS 133, all amounts in NOK million:

(in NOK million)	Fair market value asset	Fair market value liability	10% sensitivity
At December 31, 2006
Crude Oil and Refined Products	756	(396)	778
Natural Gas and Electricity	1,783	(824)	103
At December 31, 2005
Crude Oil and Refined Products	728	(867)	1,102
Natural Gas and Electricity	464	(324)	44

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

Price risk sensitivities for 2006 and 2005 were calculated by assuming a hypothetical across-the-board 10 per cent adverse change in all commodity prices regardless of the term or historical relationships between the contractual price of the instrument and the underlying commodity prices. In the event of an actual 10 per cent change in all underlying prices, the change in the fair value of the derivative portfolio at the two respective year ends would typically be different from that shown above due to expected correlations between risk categories. In addition, there would be expected offsetting effects from changes in the fair value of our corresponding physical positions, contracts and anticipated transactions, which are not required to be recorded at market, and which are not reflected in the above table.

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

	Net fair market value at December 31,
(in NOK million)	2006	2005
Debt-related instruments	3,559	3,425
Non-debt related instruments	1,719	(2,025)
Long-term fixed interest debt	(25,487)	(28,498)

The estimated loss associated with a 10 per cent adverse change in NOK currency rates would result in a loss of fair value of approximately NOK 7.6 billion and NOK 6.8 billion as of December 31, 2006 and 2005, respectively. A hypothetical one percentage point adverse change in interest rates would result in a loss of NOK 0.1 billion and NOK 0.3 billion related to interest-bearing liabilities, investments in debt securities and related financial instruments as of December 31, 2006, and 2005, respectively. These estimated currency and interest rate sensitivities are based on an uncorrelated loss scenario and actual results could vary due to assumptions used and offsetting account correlations not reflected within this analysis.

Statoil’s cash flows are largely in U.S. dollars and European euro but significant amounts are also in Norwegian kroner, Swedish kroner, Danish kroner and UK pounds sterling. The currencies in the debt portfolio are managed in connection with our expected future net cash flows per currency. Our debt, after considering currency swaps, is mainly in U.S. dollars.

Equity Securities. Equity securities, consisting mainly of the portfolio held by Statoil Forsikring AS., are recorded at fair value and have exposure to price risk. The fair value of equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 per cent adverse change in quoted market prices. Actual results may vary due to assumptions utilized and risk correlations.

(in NOK million)	2006	2005	2004
Fair market value at December 31 of equity securities	4,603	3,994	2,257
Market risk on equity securities of 10 per cent change in share prices	460	399	226

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this Form 20-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

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

Management’s Report on Internal Control over Financial Reporting
Management of Statoil ASA is responsible for establishing and maintaining adequate internal control over financial reporting. Statoil’s internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and preparation of Statoil’s financial statements for external reporting purposes in accordance with US GAAP.

Management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that Statoil’s internal control over financial reporting as of December 31, 2006 was effective.

Statoil’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures are being made only in accordance with authorization of management and the directors of Statoil; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Statoil’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young AS, an independent registered public accounting firm who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting can be found on page F-3.

Changes in Internal Controls over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

Ernst & Young has served as our independent public auditor for each of the fiscal years in the three-year period ended December 31, 2006, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows information about fees paid by Statoil to Ernst & Young.

(in NOK million)	For the year ended December 31,
	2006	2005
Audit fees	35.8	25.0
Audit-related fees	6.6	11.4
Tax fees	0	0.1
Total	42.4	36.5

There were no other fees paid to Ernst & Young, and all fees included in the table were approved by the audit committee.

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

Tax Services include the assistance with compliance and reporting of excise and value added taxes, income taxes, assistance with our assessment of new or changing tax regimes, assessment of our transfer pricing policies and practices, and assistance with assessing relevant rules, regulations and facts going into our correspondence with tax authorities.

Audit Committee Pre-approval Policies and Procedures
All services provided by the external auditor must be pre-approved by the audit committee. Provided that the suggested types of services are permissible under SEC guidelines, pre-approval is usually granted in a regular audit committee meeting. The Chairman of the audit committee has been given the authority to pre-approve when deemed necessary, provided that any services pre-approved in this manner are presented to the full audit committee at its next meeting. Some pre-approvals may therefore be granted on an ad hoc basis by the Chairman of the audit committee if an urgent reply is deemed necessary.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Statoil share savings program
At the annual general meeting of shareholders in May 2005, the shareholders authorized the board of directors to acquire Statoil shares in the market on behalf of the company.

The board decides the manner in which the acquisition of Statoil shares in the market take place. Shares acquired in accordance with the authorization may only be used for sale and transfer to employees of the Statoil group as part of the group’s share investment plan approved by the board. The lowest amount which may be paid per share is the nominal value and the highest amount which may be paid per share is a maximum of 100 times the nominal value. The authorization was renewed on May 10, 2006 and is valid until May 15, 2007.

The nominal value of each share is NOK 2.50 (USD 0.40). At a maximum overall nominal value of NOK 10 million, the authorization for repurchase of shares in connection with the group’s share savings plan covers a repurchase of no more than four million shares.

Period in which shares where repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of program (1)	Maximum number of shares that may yet be purchased under the program authorization (1)
January 2006	120,000	168.23	41,183	2,799,500
February 2006	119,500	169.20	39,299	2,680,000
March 2006	116,000	175.07	38,440	2,564,000
April 2006	100,700	202.50	31,429	2,463,300
May 2006	113,000	180.89	36,585	3,887,000
June 2006	129,000	160.66	42,073	3,758,000
July 2006	111,000	187.68	37,143	3,647,000
August 2006	118,000	175.95	37,398	3,529,000
September 2006	133,000	158.89	42,978	3,396,000
October 2006	139,000	154.63	46,026	3,257,000
November 2006	125,500	175.10	41,700	3,131,500
December 2006	138,000	165.69	40,196	2,993,500
January 2007	171,500	161.15	171,500	2,822,000
February 2007	170,800	162.50	170,800	2,651,200
Total	1,805,000(2)	169.93 (3)	1,805,000	2,651,200

(1) The authorization to repurchase a maximum of four million shares with a maximum overall nominal value of NOK 10 million for repurchase of shares in connection with the group’s share investment plan was given by the annual general meeting on May 5, 2004, renewed on May 11, 2005 and renewed again on May 10, 2006 and is valid until May 15, 2007.
(2) All shares repurchased have been purchased in the open market and pursuant to authorizations mentioned above.
(3) Weighted average price per share. Converted for the convenience of the reader at the year-end 2006 rate of exchange of USDNOK 6.2287, this is equivalent to USD 27.28.

Purchase of Statoil shares for subsequent cancellation
At the 2006 annual general meeting of shareholders, the shareholders authorized the board of directors to repurchase shares in the market for subsequent cancellation.  The authorization applies to the acquisition of up to 50 million shares, at a price of between NOK 50 and NOK 500 per share.  Repurchased shares acquired under this authorization may only be cancelled through a capital reduction.  In accordance with our agreement with the Norwegian State, a corresponding number of the State’s shares will also be redeemed and cancelled.  Statoil has agreed not to acquire further shares in the market pursuant to this share repurchase authorization until the proposed merger with Norsk Hydro’s oil and gas activities is closed, which, subject to regulatory approval, is currently expected to occur in the third quarter of 2007.

Statoil’s board of directors has proposed a new authorization to repurchase Statoil shares for subsequent cancellation in the 2007-2008 period, subject to renewal of our agreement with the Norwegian State and approval by the annual general meeting of shareholders on May 15, 2007.

Period in which shares where repurchased	Number of shares repurchased	Average price per Share in NOK	Total number of shares purchased as part of program (1)	Maximum number of shares that may yet be purchased under the program authorization (1)
August 2006	585,000	170.53	585,000	49,415,000
September 2006	1,852,000	173.33	1,852,000	47,563,000
November 2006	3,430,000	172.35	3,430,000	44,133,000
Total	5,867,000(2)	172.48 (3)	5,867,000	44,133,000

(1) The authorization to repurchase up to 50 million shares in the market for subsequent cancellation at a price of between NOK 50 and NOK 500 per share was approved by the annual general meeting on May 10, 2006. Statoil has agreed not to acquire further shares in the market pursuant to this share repurchase authorization until the proposed merger with Norsk Hydro’s oil and gas activities is closed, which, subject to regulatory approval, is currently expected to occur in the third quarter of 2007.
(2) All shares repurchased have been purchased in the open market and pursuant to authorizations mentioned above.
(3) Weighted average price per share. Converted for the convenience of the reader at the year-end 2006 rate of exchange of USDNOK 6.2287, this is equivalent to USD 27.69.

PART III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

The consolidated financial statements beginning on page F-1 and the related notes, together with the report thereon of Ernst & Young, are filed as part of this Annual Report on Form 20-F.

Item 19 Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Articles of Association of Statoil ASA, as amended (English translation).
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
Exhibit 4(c) (i)

Employment agreements with Helge Lund (English translation) (Incorporated by reference to exhibit 4 (c) to Statoil’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File no. 1-15200).

Exhibit 4(c) (ii)	Plan for the demerger of Norsk Hydro ASA as a part of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA, dated March 12 and 13, 2007.
Exhibit 7	Ratio of earnings to fixed charges computation
Exhibit 8	Subsidiaries.
Exhibit 12	Rule 13a-14(a) Certifications.
Exhibit 13	Rule 13a-14(b) Certifications.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STATOIL ASA (Registrant)
By: /s/ ELDAR SÆTRE Eldar Sætre Chief Financial Officer
Dated: March 20, 2007

Appendix A - Report of DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 12, 2007

Statoil ASA
Forusbeen 50
N-4035 Stavanger
Norway

Gentlemen:
Pursuant to your request, we have prepared estimates of the proved oil, condensate, liquefied petroleum gas (LPG), and sales gas reserves, as of December 31, 2006, of certain properties in Algeria, Angola, Azerbaijan, China, Iran, Ireland, Nigeria, Norway, the United Kingdom, the United States and Venezuela owned by Statoil ASA (STATOIL). The estimates are discussed in our “Report as of December 31, 2006 on Proved Reserves of Certain Properties owned by Statoil ASA” (the Report). We also have reviewed STATOIL’s estimates of reserves, as of December 31, 2006, of the same properties included in the Report.

In our opinion, the information relating to proved reserves estimated by us and referred to herein has been prepared in accordance with Paragraphs 10–13, 15, and 30(a)–(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(13) of Regulation S–X of the United States Securities and Exchange Commission (SEC).

STATOIL represents that its estimates of the proved reserves, as of December 31, 2006, attributable to STATOIL’s interests in the properties included in the Report are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

Oil, Condensate, and LPG (MMbbl)	Sales Gas (Bcf)	Net Equivalent (MMboe)
1,675	14,085	4,185
Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent.

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

Our estimates of the proved reserves, as of December 31, 2006, attributable to STATOIL’s interests in the properties included in the Report are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

Oil, Condensate, and LPG (MMbbl)	Sales Gas (Bcf)	Net Equivalent (MMboe)
1,707	13,848	4,175
Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent.

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

Submitted,

DeGOLYER and MacNAUGHTON

Financial Statements

Report of Independent Registered Public Accounting Firm – USGAAP accounts

We have audited the accompanying consolidated balance sheets of Statoil ASA and subsidiaries (“Statoil”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Statoil at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Statoil’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion thereon.

Stavanger, March 13, 2007
Ernst & Young AS

Jostein Johannessen State Authorized Public Accountant (Norway)	Erik Mamelund State Authorized Public Accountant (Norway)

To the Board of Directors
and Shareholders of Statoil ASA

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Statoil ASA and subsidiaries (“Statoil”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Statoil’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Statoil maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Statoil maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Statoil and our report dated March 13, 2006, expressed an unqualified opinion thereon.

Stavanger, March 13, 2007
Ernst & Young AS

Jostein Johannessen State Authorized Public Accountant (Norway)	Erik Mamelund State Authorized Public Accountant (Norway)

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the year ended December 31,
(in NOK million)	2006	2005	2004

REVENUES
Sales	423,528	384,653	299,015
Equity in net income of affiliates	410	1,090	1,209
Other income	1,228	1,668	1,219

Total revenues	425,166	387,411	301,443

EXPENSES
Cost of goods sold	(239,544)	(230,721)	(184,234)
Operating expenses	(34,320)	(30,243)	(27,258)
Selling, general and administrative expenses	(6,990)	(7,189)	(5,720)
Depreciation, depletion and amortization	(21,767)	(20,962)	(17,318)
Exploration expenses	(5,664)	(3,253)	(1,828)

Total expenses before financial items	(308,285)	(292,368)	(236,358)

Income before financial items, income taxes and minority interest	116,881	95,043	65,085

Net financial items	4,814	(3,512)	5,755

Income before income taxes and minority interest	121,695	91,531	70,840

Income taxes	(80,360)	(60,036)	(45,419)
Minority interest	(720)	(765)	(505)

Net income	40,615	30,730	24,916

Ordinary and diluted earnings per share	18.79	14.19	11.50

Weighted average number of ordinary shares outstanding	2,161,028,202	2,165,740,054	2,166,142,636
Revenues are net of excise tax of NOK 20,198, NOK 18,993 and NOK 18,773 million in 2006, 2005 and 2004, respectively.

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At December 31,
(in NOK million)	2006	2005

ASSETS
Cash and cash equivalents	7,367	7,025
Short-term investments	1,031	6,841

Cash, cash equivalents and short-term investments	8,398	13,866
Accounts receivable	41,273	42,816
Inventories	11,872	8,369
Prepaid expenses and other current assets	15,538	12,815

Total current assets	77,081	77,866
Investments in affiliates	4,917	4,352
Long-term receivables	6,855	9,618
Net property, plant and equipment	209,601	180,669
Other assets	17,014	16,474

TOTAL ASSETS	315,468	288,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt	5,515	1,529
Accounts payable	22,373	22,518
Accounts payable - related parties	7,551	9,766
Accrued liabilities	12,148	14,030
Income taxes payable	30,219	29,752

Total current liabilities	77,806	77,595
Long-term debt	30,271	32,564
Deferred income taxes	44,987	43,314
Other liabilities	38,711	27,370

Total liabilities	191,775	180,843
Minority interest	1,465	1,492

Common stock (NOK 2.50 nominal value), 2,166,143,715 and 2,189,585,600 shares, authorized and issued.	5,415	5,474
Treasury shares, 21,399,616 shares and 24,208,212 shares	(54)	(60)
Additional paid-in capital	37,366	37,305
Additional paid-in capital related to Treasury shares	(3,605)	(96)
Retained earnings	88,262	65,401
Accumulated other comprehensive income (loss)	(5,156)	(1,380)

Total shareholders’ equity	122,228	106,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	315,468	288,979

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - USGAAP

(in NOK million, except share data)	Number of shares issued	Share capital	Treasury shares nominal value	Treasury shares above nominal value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total

At January 1, 2004	2,189,585,600	5,474	(59)		37,728	27,627	(596)	70,174

Net income						24,916		24,916
Translation adjustment and other comprehensive income							(3 214)	(3,214)
Total comprehensive income								21,702

Settlement with the Norwegian State (see note 1)					(458)			(458)
Value of stock compensation plan					3			3
Treasury shares acquired			(1)					(1)
Dividend paid						(6,390)		(6,390)

At December 31, 2004	2,189,585,600	5,474	(60)		37,273	46,153	(3,810)	85,030

Net income						30,730		30,730
Translation adjustment and other comprehensive income							2,430	2,430
Total comprehensive income								33,160
Value of stock compensation plan					31			31
Treasury shares acquired				(96)				(96)
Dividend paid						(11,481)		(11,481)

At December 31, 2005	2,189,585,600	5,474	(60)	(96)	37,304	65,402	(1,380)	106,644

Net income						40,615		40,615
Translation adjustment							(2,008)	(2,008)
Change in pensions due to implementation of FAS 158							(1,881)	(1,881)
Fair value adjustment of available for sale securities							113	113
Total comprehensive income								36,839
Value of stock compensation plan					59			59
Treasury shares acquired			(50)	(3,508)				(3,558)
Annulment of treasury shares	(23,441,885)	(59)	59					0
Dividend paid						(17,756)		(17,756)

At December 31, 2006	2,166,143,715	5,415	(54)	(3,605)	37,366	88,262	(5,156)	122,228

Other comprehensive income amounts are net of income tax benefit of NOK 3,681, NOK 161 and NOK 38 million at December 31, 2006, 2005 and 2004, respectively.

Dividends paid per share were NOK 8.20, NOK 5.30 and NOK 2.95 in 2006, 2005 and 2004, respectively.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the year ended December 31,
(in NOK million)	2006	2005	2004

OPERATING ACTIVITIES
Consolidated net income	40,615	30,730	24,916
Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	720	765	505
Depreciation, depletion and amortization	21,767	21,097	17,456
Exploration expenditures written off	667	158	110
(Gains) losses on foreign currency transactions	157	1,330	(1,919)
Deferred taxes	5,420	(5,078)	5,006
(Gains) losses on sales of assets and other items	(710)	(1,605)	(1,531)
Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(3,441)	(1,664)	(1,645)
• (Increase) decrease in accounts receivable	1,708	(11,625)	(1,149)
• (Increase) decrease in prepaid expenses and other current assets	(3,669)	(1,842)	(4,590)
• (Increase) decrease in short-term investments	5,810	4,780	(2,307)
• Increase (decrease) in accounts payable	(3,454)	7,923	(147)
• Increase (decrease) in other payables	(4,209)	282	1,449
• Increase (decrease) in taxes payable	626	10,522	1,387
(Increase) decrease in non-current items related to operating activities	(1,094)	477	1,266

Cash flows provided by operating activities	60,913	56,250	38,807

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	0	(13,154)	0
Additions to property, plant and equipment	(39,486)	(31,389)	(31,800)
Exploration expenditures capitalized	(2,454)	(1,242)	(748)
Change in long-term loans granted and other long-term items	(154)	(734)	(2,650)
Proceeds from sale of business	0	7,802	0
Proceeds from sale of assets	2,010	1,053	3,239

Cash flows used in investing activities	(40,084)	(37,664)	(31,959)

FINANCING ACTIVITIES
New long-term borrowings	97	422	4,599
Repayment of long-term borrowings	(1,428)	(3,187)	(6,574)
Distribution to minority shareholders	(741)	(910)	(559)
Dividends paid	(17,756)	(11,481)	(6,390)
Treasury shares purchased	(1,012)	0	0
Net short-term borrowings, bank overdrafts and other	304	(1,358)	(131)

Cash flows used in financing activities	(20,536)	(16,514)	(9,055)

Net increase (decrease) in cash and cash equivalents	293	2,072	(2,207)

Effect of exchange rate changes on cash and cash equivalents	49	(75)	(81)
Cash and cash equivalents at the beginning of the year	7,025	5,028	7,316

Cash and cash equivalents at the end of the year	7,367	7,025	5,028

Interest paid	2,913	2,004	1,179
Taxes paid	74,408	54,625	38,844

Changes in balance sheet items resulting from the acquisition of the Statoil Detaljhandel Skandinavia in 2004 are excluded from Cash flows provided by operating activities and Cash flows used in financing activities, and classified as Additions to property, plant and equipment.

Changes in working capital items resulting from the disposal of Statoil Ireland in 2006 are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets. These Cash flows are insignificant.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Statoil ASA was founded in 1972 as a 100 per cent Norwegian State-owned company. Statoil’s business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. In 1985, the Norwegian State transferred certain properties from Statoil to the State’s direct financial interest (SDFI), which is also 100 per cent owned by the Norwegian State.

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

Consolidation
The consolidated financial statements include the accounts of Statoil ASA and subsidiary companies owned directly or indirectly more than 50 per cent. Intercompany transactions and balances have been eliminated. Investments in companies in which Statoil does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20 to 50 per cent ownership), are accounted for by the equity method. Undivided interests in unincorporated joint ventures in the oil and gas business, including pipeline transportation, are consolidated on a pro rata basis.

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

Assets held for sale and discontinuing operations
Assets held for sale are classified as short-term if the applicable accounting criteria are met. The main criteria are that management with the authority to do so commits to a plan to sell the assets and expects to record the transfer of the assets as a completed sale within one year. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

Results of operations and any gain or loss from Assets held for sale or disposed are excluded from Continuing operations and reported separately. Prior period’s assets, liabilities and results of operations are reclassified to be comparable.

Revenue recognition
Revenues associated with sale and transportation of crude oil, natural gas, petroleum and chemical products and other merchandises are recognized when title passes to the customer at the point of delivery of the goods based on the contractual terms of the agreements. Revenue is presented net of customs, excise taxes and royalties paid in kind on petroleum products.

Sales and purchases of physical commodities which are not settled net are presented on a gross basis as Sales and Cost of goods sold in the Income statement. Activities related to the trading of commodity based derivative instruments are reported on a net basis, with the margin included in Sales. Arrangements involving a series of buys and sells entered into in order to obtain a given quantity and quality of a commodity at a given location are presented net and included in Sales.

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

Statoil is selling, in its own name, but for the Norwegian State’s account and risk, the state’s production of natural gas. This sale and related expenditures refunded by the State, are recorded net in Statoil’s financial statements. Such refundable expenditures relate to activities incurred to secure market access, transportation, processing capacity and investments made to maximize profitability from the sale of natural gas.

Statoil as operator of joint ventures
Indirect operating costs such as personnel costs are accumulated in cost pools. These costs are allocated to business areas and Statoil operated joint ventures on an hours incurred basis.

Only Statoil’s share of profit and loss and balance sheet item related to Statoil operated unincorporated joint ventures are reflected in the consolidated statement of income and balance sheet.

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

Stock based compensation
Compensation expense related to bonus shares is measured at fair value at the grant date based on the estimated fair value of the awarded shares and recognized over the service period. The awarded shares are accounted for as compensation expense in the Income Statement and recorded as an equity transaction (included in Additional paid-in capital).

Research and development
Research and development expenditures are expensed as incurred.

Impairment of long-lived assets
Tangible assets, identifiable intangible assets and goodwill are tested for impairment when events or a change in circumstances during the year indicate that their carrying amount may not be recoverable. Goodwill is tested for impairment every year. Impairment of long lived assets is determined for each autonomous group of assets (oil and gas fields or licenses, or independent operating units) by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management’s expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the asset is written down to fair value, generally determined based on expected discounted cash flows.

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

Expenditures to drill and equip exploratory wells that find proved reserves are capitalized. Capitalized expenditures of producing oil and gas properties are depreciated and depleted by the unit of production method. Pre-production costs are expensed as incurred.

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

Investments
Short-term investments include marketable equity, bank deposits, other monetary instruments and debt securities with a maturity of between three and twelve months at the date of purchase.

Most securities are considered trading securities and are valued at fair value (market). The resulting unrealized holding gains and losses are included in Net financial items.

Changes in fair value of available-for-sale securities are recorded against Other Comprehensive Income. Available-for-sale securities where a market value is not readily observable are measured at cost.

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

Property, plant and equipment
Property, plant and equipment are carried at historical cost less accumulated depreciation, depletion and amortization. Interest is capitalized as part of the historical cost of qualifying assets. Expenditures for significant renewals and improvements are capitalized. Ordinary maintenance and repairs are charged to income when performed. Provisions are made for costs related to significant periodic maintenance programs.

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

Intangible assets and Goodwill
Intangible assets acquired individually or as a group of assets are recorded at fair value when acquired. Intangible assets with finite useful lives are amortized systematically over their estimated economic life.

Goodwill is recorded at the reporting unit level which is either the operating segment or one level below.

Asset retirement obligation
Legal obligations associated with the retirement of long-lived assets are recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Changes in asset retirement obligation estimates are capitalized as part of the long-lived asset and charged to income prospectively over the remaining useful life of the asset. The discount rate used when estimating the fair value of the asset retirement obligation is a credit-adjusted risk-free interest rate with the same expected maturity as the removal obligation.

We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation.

Contingencies and guarantees
Liabilities assumed from issuing third party guarantees are recognized at fair value.

Contingencies are recognized if they are probable of occurring.

Employee retirement plans
Defined benefit plans where the employees have the right to a defined amount of pension are allocated to net income over the service period. Accumulated gains and losses in excess of 10 per cent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants. Prior service costs due to plan amendments on defined benefit plans are amortized on a straight-line basis over the average remaining service period of active participants.

Contribution plans, plans where the company’s obligation is to contribute a defined amount to the employee, are allocated to net income in the period the contribution covers. Multi-employer plans are recognized similarly to contribution plans.

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

As of July 1, 2005 Statoil adopted Financial Accounting Standard (FAS) No.153 Exchanges of Non-monetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After the adoption of FAS 153 only exchanges which lack commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

As of December 31, 2005 Statoil adopted Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies the requirement to record liabilities stemming from a legal obligation to retire assets, when a retirement depends on a future event. Application of the new interpretation resulted in an increase in net property, plant and equipment of NOK 35 million, an increase in accrued asset retirement obligation of NOK 95 million and a reduction in deferred tax of NOK 17 million. The increase represents the removal costs of retail stations. We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation. The implementation effect of NOK 43 million after tax is recorded as Operating expenses in the segment Other and eliminations. If the standard had been applied as of January 1, 2004 the impact to the results and equity for the years 2004 and 2005 would have been immaterial.

As of January 1, 2006 Statoil adopted FAS 154 Accounting Changes and Error corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principle. FAS 154, on the other hand, in general requires retrospective application to prior periods’ financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

In June 2006 FASB issued FIN 48 Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. Statoil will adopt FIN 48 in the first quarter of 2007. The effect on shareholders’ equity of implementation of this Interpretation is not expected to be significant.

On September 8, 2006 FASB issued FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities. This method of accounting for planned major maintenance activities was eliminated due to the FASB’s belief that the resulting liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Statoil is using the accrue-in-advance method. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral. Statoil has elected the built-in overhaul method. The effective date of this FSP is an entity’s first fiscal year beginning after December 15, 2006. Statoil will adopt the FSP on January 1, 2007. The effect of implementing the Staff Position is not expected to be significant.

On September 15, 2006 the FASB issued FAS 157 on fair value measurement. The Standard provides guidance for using fair value to measure assets and liabilities. The Standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Statoil has not yet estimated the impact, if any, of the new standard.

On September 29, 2006 FASB issued FAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an Amendment of FASB Statements No. 87, 88, 106 and 132 (R). FAS 158 requires an employer to recognize the funded status of a defined benefit pension plan (other than a multiemployer plan) as an asset or liability in its statement of financial position with an offsetting amount to accumulated other comprehensive income and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statoil previously deferred actuarial gains and losses and applied the corridor approach. Statoil is required to initially recognize the funded status of a defined benefit pension plan and to provide the required disclosures as of the end of the fiscal year ending December 31, 2006 and therefore adopted FAS 158 in December 31, 2006. The effect of adoption of FAS 158 is shown in footnote 17. The Standard also requires Statoil to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions, as of December 31, 2008. However, since the Company already uses a measurement date of December 31 for its pension plans this requirement will have no impact.

In February 2007 FASB issued FAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115.The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. Statoil has not yet estimated the impact, if any, of the new standard.

In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from January 1, 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Consequently, Statoil will from the same point in time reconcile its primary IFRS Financial Statements to USGAAP, representing a change from its current full USGAAP reporting.

3. SEGMENTS

Statoil divides its operations into four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulfur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except gas.

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

Segment data for the years ended December 31, 2006, 2005 and 2004 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Year ended December 31, 2006
Revenues third party	3,814	6,953	60,264	353,294	431	424,756
Revenues inter-segment	113,075	17,690	652	597	(132,014)	0
Income (loss) from equity investments	78	0	218	133	(19)	410

Total revenues	116,967	24,643	61,134	354,024	(131,602)	425,166

Depreciation, depletion and amortization	12,913	5,697	870	1,919	368	21,767

Income before financial items,
income taxes and minority interest	89,389	10,928	10,009	6,998	(443)	116,881
Imputed segment income taxes	(67,269)	(5,242)	(6,704)	(1,875)	0	(81,090)

Segment net income	22,120	5,686	3,305	5,123	(443)	35,791

Year ended December 31, 2005
Revenues third party	2,114	6,366	44,973	332,431	437	386,321
Revenues inter-segment	95,417	13,197	586	236	(109,436)	0
Income (loss) from equity investments	92	0	264	826	(92)	1,090

Total revenues	97,623	19,563	45,823	333,493	(109,091)	387,411

Depreciation, depletion and amortization	11,450	6,273	775	2,072	392	20,962

Income before financial items,
income taxes and minority interest	74,132	8,364	5,901	7,593	(947)	95,043
Imputed segment income taxes	(56,030)	(3,027)	(4,013)	(1,288)	0	(64,358)

Segment net income	18,102	5,337	1,888	6,305	(947)	30,685

Year ended December 31, 2004
Revenues third party	1,570	3,261	32,657	261,407	1,339	300,234
Revenues inter-segment	72,403	6,504	447	58	(79,412)	0
Income (loss) from equity investments	77	0	222	937	(27)	1,209

Total revenues	74,050	9,765	33,326	262,402	(78,100)	301,443

Depreciation, depletion and amortization	12,381	2,215	652	1,581	489	17,318

Income before financial items,
income taxes and minority interest	51,029	4,188	6,784	3,899	(815)	65,085
Imputed segment income taxes	(37,904)	(1,429)	(4,381)	(845)	0	(44,559)

Segment net income	13,125	2,759	2,403	3,054	(815)	20,526

Borrowings are managed at a corporate level and interest expenses are not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income taxes and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Segment net income	35,791	30,685	20,526
Net financial items	4,814	(3,512)	5,755
Tax on financial items and other tax adjustments	730	4,322	(860)
Minority interest	(720)	(765)	(505)

Net income	40,615	30,730	24,916

Imputed segment income taxes	81,090	64,358	44,559
Tax on financial items and other tax adjustments	(730)	(4,322)	860

Income taxes	80,360	60,036	45,419

Long-term deferred tax assets, included in Other long-term assets, are not allocated to business segments, but are included in the segment Other.

(in NOK million)	Addition to long-lived assets	Investments in affiliates	Other long- term assets

Year ended December 31, 2006
Exploration and Production Norway	20,921	231	103,101
International Exploration and Production	19,974	0	70,665
Natural Gas	2,335	3,755	16,862
Manufacturing and Marketing	2,501	736	22,434
Other	461	195	20,408

Total	46,192	4,917	233,470

Year ended December 31, 2005
Exploration and Production Norway	16,257	252	86,134
International Exploration and Production	25,295	0	62,163
Natural Gas	2,542	3,261	15,976
Manufacturing and Marketing	1,595	719	21,429
Other	470	120	21,059

Total	46,159	4,352	206,761

Year ended December 31, 2004
Exploration and Production Norway	16,776	258	81,371
International Exploration and Production	18,987	0	37,956
Natural Gas	2,368	2,984	14,551
Manufacturing and Marketing	3,923	6,941	21,959
Other	551	75	15,924

Total	42,605	10,258	171,761

Revenues by geogaphic areas

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Norway	318,699	290,708	224,361
Europe (excluding Norway)	48,302	42,302	39,690
United States	42,779	35,106	26,974
Other areas	14,976	18,205	9,209

Total revenues (excluding equity in net income (loss) of affiliates)	424,756	386,321	300,234

Long-lived assets by geographic areas

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Norway	150,149	132,828	121,511
Europe (excluding Norway)	37,116	33,026	34,735
United States	20,704	15,490	678
Other areas	30,043	29,397	24,890

Total long-lived assets (excludes long-term deferred tax assets)	238,012	210,741	181,814

4. SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

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

In October 2004 Statoil sold its 50 per cent interest in the joint venture “Partrederiet West Navigator DA”, which owned the deepwater drill ship West Navigator, to Smedvig ASA. The interest in the joint venture was included in the segment Exploration and Production Norway. The agreed purchase price was USD 175 million for the vessel adjusted for Statoil’s share of the cash flow from the operation of the vessel from May 1, 2004. The effect on Income before financial items, income taxes and minority interest was immaterial, while there was a positive tax effect of NOK 0.3 billion.

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

On March 8, 2006 Statoil entered into an agreement to acquire a 25 per cent share in the license 218 in Blocks 6706/10 and 6706/12 in the Norwegian Sea. As a result of the agreement, Statoil increased its share to a 75 per cent interest in the license. Several discoveries have been made in this area, including the Luva discovery. The transaction was completed in the second quarter of 2006 and was recorded in the segment Exploration and Production Norway.

On September 15, 2006 Statoil entered into an agreement to acquire working interests in two US Gulf of Mexico deepwater discoveries and one exploration prospect at a cost of USD 700 million. The new assets are located in the Greater Tahiti and Walker Ridge areas. As a result of the agreement, Statoil has a 17.5 per cent working interest in the Caesar discovery, a 12.5 per cent working interest in the Big Foot discovery and a 12.5 per cent working interest in the Big Foot North prospect. The transaction was completed in the fourth quarter of 2006 and was recorded in the segment International Exploration and Production.

On November 3, 2006 Statoil entered into an agreement with Anadarko Petroleum Corporation to acquire two of Anadarko’s US Gulf of Mexico discoveries and one prospect at a cost of USD 901 million. The new assets are located in the Greater Tahiti and Walker Ridge areas. As a result of the agreement Statoil has a 27.5 per cent working interest in the Big Foot discovery and a 27.5 per cent working interest in the Big Foot North prospect, including the additions from the agreement mentioned above. In addition Statoil has a 25 per cent working interest in the Knotty Head discovery. The transaction was completed in the first quarter of 2007 and will be recorded in the segment International Exploration and Production.

Assets held for sale and discontinuing operation
On January 31, 2006 Statoil ASA announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business (“Statoil Ireland”), including a possible sale. This decision resulted from a review of the Retail Business Portfolio and the intention to accelerate strategic commitment to Scandinavian and Eastern European markets.

On June 21, 2006 Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. The transaction was completed on October 31, 2006. The gain from the transaction was NOK 0.6 billion before tax.

The result of the operations and the gain from the transaction are treated as discontinued operation for all periods presented and is included in the Manufacturing and Marketing segment. The net result is insignificant and is included in Selling, general and administrative expenses.

Revenues are reduced by NOK 6.4, NOK 5.9 and NOK 4.8 billion for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, respectively.

All assets held for sale were included in the Prepaid expenses and other current assets caption in the Consolidated Balance Sheets until the transaction was completed, and amounted to NOK 1.9 and NOK 2.1 billion as at December 31, 2005 and December 31, 2004, respectively.

All liabilities held for sale were included in the Accrued liabilities caption in the Consolidated Balance Sheets until the transaction was completed, and amounted to NOK 0.9 and NOK 0.9 billion as at December 31, 2005 and December 31, 2004, respectively.

5. ASSET IMPAIRMENTS

In 2005 an impairment charge of NOK 2.2 billion before tax (NOK 1.6 billion after tax) was recorded in Depreciation, depletion and amortization in the International Exploration and Production segment to write down book value of Statoil’s share in the Iranian South Pars gas field project. The write-down was due to considerable cost increases and delays in development of phases 6-7-8 in the project. Fair value was calculated based on an assessment of expected discounted cash-flows for the project.

6. AUDITORS’ REMUNERATION

(in NOK million, excluding VAT)	Audit fee	Audit related fee	Tax fees	Total

2006
Ernst & Young - Norway	15.9	4.2	0	20.1
Ernst & Young - abroad	19.9	2.4	0	22.3

Total	35.8	6.6	0	42.4

2005
Ernst & Young - Norway	11.8	10.2	0.1	22.1
Ernst & Young - abroad	13.2	1.2	0	14.4

Total	25.0	11.4	0.1	36.5

In addition audit fee related to Statoil-operated licences amounts to NOK 4.0 and NOK 3.8 million for 2006 and 2005, respectively.

The changes in audit fee and audit related fee from 2005 to 2006 are mainly due to implementation of Sarbanes Oxley Act 404 (SOX) and IFRS.

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

	At December 31,
(in NOK million)	2006	2005

Crude oil	7,231	4,383
Petroleum products	5,566	5,682
Other	1,574	1,124

Total - inventories valued on a FIFO basis	14,371	11,189
Excess of current cost over LIFO value	(2,499)	(2,820)

Total	11,872	8,369

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

Statoil received a total of NOK 861 million in dividends from Borealis for 2005, of which NOK 627 million were declared and received as a part of the Borealis sales transaction. Further reference is made to note 4. No dividends were received from Borealis for the year 2004.

Statoil received a dividend amounting to NOK 100 million from SDS in 2004.

Equity method affiliates - detailed information at December 31, 2006

	(in million)			(in NOK million)
	Currency	Par value	Total share capital	Ownership	Book value	Profit share

South Caucasus Pipeline Company Limited	USD	329	1,317	25.5%	2,097	0
Other companies		-	-	-	2,820	410

Total					4,917	410

Ownership corresponds to voting rights.

South Caucasus Pipeline Company Limited owns a gas pipeline from Baku in Azerbaijan to the border of Turkey. The construction of the pipeline was completed at the end of 2006.

9. INVESTMENTS

Short-term investments

	At December 31,
(in NOK million)	2006	2005

Short-term deposits	0	12
Commercial papers	825	6,621
Available for sale equity securities	119	0
Liquidity funds	78	47
Other	9	161

Total short-term investments	1,031	6,841

All short-term investments are recorded at fair value. As per December 31, 2006, NOK 912 million are considered to be trading securities where unrealized gains and losses are included in income. NOK 119 million are considered to be Available for sale equities where unrealized gains and losses are included in Other comprehensive income.

The cost price for trading securities for the years ended December 31, 2006 and 2005 was NOK 912 and NOK 6,795 million respectively. The cost price for Available for sale equity securities was NOK 6 million at year-end 2006.

Long-term investments included in Other assets

	At December 31,
(in NOK million)	2006	2005

Shares in other companies (cost method)	3,052	2,890
Commercial papers	1,365	1,408
Bonds	5,785	5,422
Marketable equity securities	4,600	3,994

Total long-term investments	14,802	13,714

Included in Shares in other companies is Statoil BTC Caspian AS’ investment of 8.71 per cent of the shares in the BTC Pipeline Company. The investment has a book value of NOK 2,382 and NOK 2,272 million as at December 31, 2006 and 2005, respectively.

10. PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Machinery, equipment and transportation equipment	Production plants oil and gas, incl. pipelines	Production plants onshore	Buildings and land	Vessels	Construction in progress	Capitalized exploration expenditures**	Total

Cost as at January 1, 2006	11,151	278,739	40,856	12,980	199	41,835	14,101	399,861
Accumulated depreciation, depletion and
amortization at January 1	(7,552)	(182,046)	(23,027)	(4,163)	(125)	(2,279)	0	(219,192)
Additions and transfers	622	36,648	943	866	2,163	5,095	8,910	55,247
Disposal at booked value	0	(103)	(18)	(75)	0	(5)	(211)	(412)
Expensed exploration expenditures
capitalized earlier years	0	0	0	0	0	0	(667)	(667)
Depreciation, depletion and
amortization for the year	(699)	(18,160)	(1,856)	(656)	(79)	0	0	(21,450)
Foreign currency translation	139	(1,031)	(506)	87	0	(1,444)	(1,031)	(3,786)

Balance specified at December 31, 2006	3,661	114,047	16,392	9,039	2,158	43,202	21,102	209,601

Estimated useful life (years)	3 -10	*	15-20	20-33	20-25

Goodwill and intangible assets amounts to NOK 1.8 billion and are included in Other assets in the Consolidated Balance Sheets. Intangible assets are depreciated over 10-20 years.

*	Depreciation according to Unit of production, see note 2.
**	Capitalized exploration expenditures include signature bonuses and other acquired exploration rights of NOK 16,578 and NOK 11,071 million as at December 31, 2006 and 2005, respectively.

In 2006, 2005 and 2004, capitalized interests amounted to NOK 2,076, NOK 1,672 and NOK 829 million, respectively. In addition to depreciation, depletion and amortization specified above intangible assets have been amortized by NOK 317 million in 2006.

Capitalized exploratory drilling expenditures that are pending the determination of proved reserves

(in NOK million)	2006	2005	2004

Capitalized expenditures at January 1	3,030	2,277	2,747
Additions	2,454	1,236	935
Reclassified to Production plants oil and gas, including pipelines based on the booking of proved reserves	(316)	(476)	(1,225)
Expensed, previously capitalized exploration expenditures (1)	(324)	(149)	(61)
Capitalised exploration expenses sold	(178)	(4)	(10)
Foreign currency translation	(141)	146	(109)

Capitalized expenditures at December 31	4,524	3,030	2,277

(1)	Statoil expensed in 2006 a total of NOK 667 million in previously capitalized exploration expenditures of which NOK 324 million related to capitalized exploration activities and NOK 343 million related to capitalized signature bonuses and other acquired exploration rights.

In addition to capitalized signature bonuses and other acquired exploration rights of NOK 16,578 million, capitalized exploratory drilling expenditures at year-end 2006 consisted of the following capitalized exploratory drilling expenditures that are pending the determination of proved reserves:

	NOK million	Number of wells

Exploratory well expenditures that have been capitalized for a period of one year or less (A)	2,577	25

Exploratory well expenditures that have been capitalized for a period greater than one year, aged (B)
- Completed in 2005	671	12
- Completed in 2004	278	4
- Completed in 2003	266	11
- Completed in 2002	174	5
- Completed in 2001	330	3
- Completed in 2000	50	1
- Completed in 1999	65	2
- Completed in 1998	112	2

Total	1,947	40

Exploratory well expenditures that have been capitalized for a period greater than one year, by category (B)
- Wells where additional drilling efforts are underway or firmly planned in the near future	451	6
- Wells with economic reserves, development decision planned in the near future	1,025	28
- Wells with economic reserves, development decision planned in the near future, subject to negotiations	471	6

Total	1,947	40

Total of capitalized exploratory drilling expenditures (A+B)	4,524	65

	NOK million	Number of wells

Exploratory well expenditures that have been capitalized for a period of one year or less (A)	1,461	20

Exploratory well expenditures that have been capitalized for a period greater than one year, aged (B)
- Completed in 2004	413	6
- Completed in 2003	306	12
- Completed in 2002	233	8
- Completed in 2001	340	3
- Completed in 2000	97	4
- Completed in 1999	66	2
- Completed in 1998	114	2

Total	1,569	37

Exploratory well expenditures that have been capitalized for a period greater than one year, by category (B)
- Wells where additional drilling efforts are underway or firmly planned in the near future	519	13
- Wells with economic reserves, development decision planned in the near future	973	23
- Wells with economic reserves, development decision pending available capacity in infrastructure	77	1

Total	1,569	37

Total of capitalized exploratory drilling expenditures (A+B)	3,030	57

11. PROVISIONS

Provisions against assets (other than property, plant and equipment and intangible assets) recorded during the past three years are as follows:

(in NOK million)	Balance at January 1,	Foreign currency translation	Expense	Recovery	Write-off	Other 1)	Balance at December 31,

Year 2006
Provisions against other long-term assets	4	0	0	0	(4)	0	0
Provisions against accounts receivable	259	8	9	(23)	(25)	(23)	205

Year 2005
Provisions against other long-term assets	0	0	4	0	0	0	4
Provisions against accounts receivable	255	(4)	54	(9)	(75)	38	259

Year 2004
Provisions against other long-term assets	0	0	0	0	0	0	0
Provisions against accounts receivable	275	0	29	(39)	(22)	12	255

1)	Other is primarly related to provisions for accounts receivable in acquired and sold companies.

12. FINANCIAL ITEMS

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Interest and other financial income	1,629	738	775
Currency exchange adjustments, net	3,286	(5,835)	5,031
Interest and other financial expenses	(1,262)	(539)	(301)
Dividends received	522	700	271
Gain (loss) on sale of securities	549	755	286
Unrealized gain (loss) on securities	90	669	(307)

Net financial items	4,814	(3,512)	5,755

13. INCOME TAXES

Income before income taxes and minority interest consists of:

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Norway
Offshore	98,599	75,414	55,709
Onshore	5,728	(208)	7,532
Other countries	17,368	16,325	7,599

Total	121,695	91,531	70,840

Significant components of income tax expense were as follows:

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Norway
Offshore	70,864	63,120	40,548
Onshore	971	4	133
Other countries 1)	5,676	4,122	1,635
Uplift benefit	(2,438)	(2,129)	(1,897)

Current income tax expense	75,073	65,117	40,419

Norway
Offshore	3,898	(4,287)	3,512
Onshore	812	(188)	722
Other countries 1)	577	(606)	766

Deferred tax expense	5,287	(5,081)	5,000

Total income tax expense	80,360	60,036	45,419

1) Includes taxes liable to Norway on income in other countries.

Significant components of deferred tax assets and liabilities were as follows:

	At December 31,
(in NOK million)	2006	2005

Deferred tax assets
Inventory	2,469	2,930
Other short-term items	491	1,665
Net operating loss carry-forwards	3,579	1,278
Property, plant and equipment	4,563	3,930
Decommissioning and asset retirement obligation	20,816	13,107
Other long-term items	7,254	1,462
Valuation allowance	(4,307)	(2,592)

Total deferred tax assets	34,867	21,780

Deferred tax liabilities
Other short-term assets	1,058	864
Property, plant and equipment	59,736	46,714
Capitalized exploration expenditures and interest	10,283	8,002
Other long-term items	6,526	5,409

Total deferred tax liabilities	77,603	60,989

Net deferred tax liability	42,736	39,209

Analysis of movements during the year

(in NOK million)	2006	2005

Net deferred tax liability at January 1	39,209	44,065
Charged to the income statement	5,287	(5,081)
Effect of applying FAS 158 (see note 17)	(3,641)	0
Deferred tax on acquired assets	1,792	0
Exchange differences and other movements	89	225

Net deferred tax liability at December 31	42,736	39,209

Deferred taxes are classified as follows:

	At December 31,
(in NOK million)	2006	2005

Short-term deferred tax asset	(1,876)	(3,733)
Long-term deferred tax asset	(375)	(372)
Long-term deferred tax liability	44,987	43,314

Net deferred tax liability	42,736	39,209

A valuation allowance has been provided as Statoil believes that available evidence creates uncertainty as to the realizability of certain deferred tax assets. Statoil will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

Reconciliation of Norwegian nominal statutory tax rate of 28 per cent to effective tax rate

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Calculated income taxes at statutory rate	34,075	25,630	19,837
Petroleum surtax at statutory rate	49,299	37,707	27,854
Uplift benefit	(2,438)	(2,129)	(1,897)
Other, net	(576)	(1,172)	(376)

Income tax expense	80,360	60,036	45,419

Revenue from oil and gas activities on the NCS is taxed according to the Petroleum tax law. In addition to normal corporation tax, a special tax of 50 per cent is levied after deducting uplift, a special investment tax credit. The main rule is that for investments made prior to 2005 uplift is deducted by 5 per cent per year over a period of six years, while for investments made in 2005 and after uplift is deducted by 7,5 per cent per year for four years, as from year of investment. Unrecognized uplift credits of NOK 11,6 billion as at December 31, 2006 will be recognized over a period of four years.

At the end of 2006, Statoil had tax losses carry-forwards of NOK 12,1 billion, primarily in Azerbaijan, USA, and Ireland. Only a minor part of the losses carry-forward expires before 2018.

14. SHORT-TERM INTEREST-BEARING DEBT

	At December 31,
(in NOK million)	2006	2005

Bank loans and overdraft facilities	596	288
Current portion of long-term debt	2,325	1,131
Short-term debt to Norwegian State (share buy-back program)	2,465	0
Other	129	110

Total	5,515	1,529

Weighted average interest rate	5.04%	4.81%

15. LONG-TERM INTEREST-BEARING DEBT

	Weighted average interest rate		Balance in NOK million at December 31,
	2006	2005	2006	2005

Unsecured debentures bonds
US dollar (USD)	6.18%	6.25%	12,593	14,609
Norwegian kroner (NOK)	4.00%	2.69%	500	500
Euro (EUR)	5.15%	5.06%	6,035	5,891
Swiss franc (CHF)	4.01%	4.01%	1,089	1,128
Japanese yen (JPY)	1.09%	0.91%	1,731	2,469
Great British pounds (GBP)	6.13%	6.13%	3,095	3,069

Total			25,043	27,666

Unsecured bank loans
US dollar (USD)	5.25%	4.40%	1,288	1,391

Secured bank loans
US dollar (USD)	7.29%	5.21%	3,335	3,899
Other currencies	4.60%	3.51%	332	306

Other debt*			2,598	433

Grand total debt outstanding			32,596	33,695
Less current portion			2,325	1,131

Total long-term debt			30,271	32,564

* As at December 31, 2006, Other debt includes financial lease obligation (see note 20) of NOK 2,366 million.

The table above contains market values of loans per currency and loan type, and does therefore not illustrate the economic effects of agreements entered into to swap the various currencies to USD.

Statoil has an unsecured debenture bond agreement for USD 500 million with a fixed interest rate of 6.5 per cent, maturing in 2028. At December 31, 2006 and 2005, NOK 3,091 and NOK 3,343 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate.

Statoil has an unsecured debenture bond agreement for USD 500 million, with a fixed interest rate of 5.125 per cent, maturing in 2014. At December 31, 2006 and 2005, NOK 3,125 and NOK 3,382 million were oustanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate.

Statoil has an unsecured debenture bond agreement for EUR 500 million, with a fixed interest rate of 5.125 per cent, maturing in 2011. At December 31, 2006 and 2005, NOK 4,092 and NOK 3,961 million were outstanding, respectively. EUR 200 million of the bond has been swapped through an interest rate swap agreement to a EURIBOR-based floating interest rate.

Statoil has an unsecured debenture bond agreement for GBP 225 million, with a fixed interest rate of 6.125 per cent, maturing in 2028. At December 31, 2006 and 2005, NOK 2,760 and NOK 2,622 million were outstanding, respectively. The bond has been swapped through cross currency interest rate swap agreements to a USD LIBOR-based floating interest rate.

Statoil has an unsecured debenture bond agreement for USD 375 million, with a fixed interest rate of 5.75 per cent, maturing in 2009. At December 31, 2006 and 2005, NOK 2,339 and NOK 2,528 million were outstanding, respectively. Net after buyback this amounts to NOK 2,035 and NOK 2,197 million at year-end exchange rates.

In addition to the unsecured debentures bond debt of NOK 12,593 million, denominated in US dollars, Statoil utilizes foreign currency swaps to manage foreign exchange risk on its long-term debt. As a result, an additional NOK 12,450 million of Statoil’s unsecured debentures bond debt has been swapped to US dollars. The foreign currency swaps are not reflected in the table above as the swaps are separate legal agreements. The foreign currency swaps do not qualify as hedges according to FAS 133 as the swaps are not to functional currency, although they represent economic hedges. The stated interest rate on the majority of the long-term debt is fixed. Interest rate swaps are utilized to manage interest rate exposure.

Substantially all unsecured debenture bond and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders.

Statoil’s secured bankloans in USD have been secured by guarantee commitments amounting to USD 77 million, mortgage in shares in a subsidiary and investments in other companies with a combined book value of NOK 3,846 million, a bank deposit with a book value of NOK 1,310 million, and Statoil’s pro-rata share of income from certain applicable projects.

Statoil has 18 debenture bond agreements outstanding, which contain provisions allowing Statoil to call the debt prior to its final redemption at par if there are changes to the Norwegian tax laws or at certain specified premiums. The agreements are, net after buyback, valued at NOK 22,172 million at the December 31, 2006 closing rate.

Long-term debt falls due as follows:

(in NOK million)

2007	2,325
2008	2,432
2009	3,817
2010	550
2011	4,737
Thereafter	18,735

Total	32,596

Statoil has an agreement with an international bank syndicate for committed long-term revolving credit facility totaling USD 2.0 billion, all undrawn. Commitment fee is 0.0575 per cent per annum.

As of December 31, 2006 and 2005 respectively, Statoil had no committed short-term credit facilities available or drawn.

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

Cash Flow Hedges
Statoil has not applied hedge accounting for any past or current cash flow hedge relationships in the year ended December 31, 2006.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the year ended December 31, 2006. The net gain recognized in earnings in Income before income taxes and minority interest during the year for ineffectiveness of fair value hedges was NOK 20 million.

Fair Value of Financial Instruments
Except for the recorded amount of fixed interest long-term debt, the recorded amounts of cash and cash equivalents, receivables, bank loans, other interest-bearing short-term debt, and other liabilities approximate their fair values. Marketable equity and debt securities are also recorded at their fair values. Changes in fair value of commodity-based derivatives classified as held for trading are recorded as Sales.

The following table contains the carrying amounts and estimated fair values of financial derivative instruments, and the carrying amounts and estimated fair value of long-term debts. Commodity contracts settled by delivery of commodities (oil and oil products, natural gas and electricity) are excluded from the summary:

(in NOK million)	Fair market value of assets	Fair market value of liabilities	Net carrying amount

At December 31, 2006
Debt-related instruments	3,564	(5)	3,559
Non-debt-related instruments	1,726	(7)	1,719
Long-term fixed interest debt	0	(25,487)	(24,085)
Crude oil and Refined products	625	(292)	333
Gas and Electricity	116	(232)	(116)

At December 31, 2005
Debt-related instruments	3,443	(18)	3,425
Non-debt-related instruments	8	(2,033)	(2,025)
Long-term fixed interest debt	0	(28,498)	(26,570)
Crude oil and Refined products	681	(755)	(74)
Gas and Electricity	230	(83)	147

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

Credit risk related to commodity-based instruments is managed by maintaining, reviewing and updating lists of authorized counter-parties by assessing their financial position, by frequently monitoring credit exposure for counter-parties, by establishing internal credit lines for counterparties, and by requiring collateral or guarantees when appropriate under contracts and required in internal policies. Statoil also enters into master netting agreements and ISDA agreements with major trading partners to enable netting of positions where applicable. Collateral will typically be in the form of cash or bank guarantees from first class international banks.

The credit risk concentration with respect to receivables is limited due to the large number of counter-parties spread worldwide in numerous industries.

17. EMPLOYEE RETIREMENT PLANS

Statoil is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension. Statoil’s pension scheme meets the requirements of that law.

Pension benefits
Statoil and many of its subsidiaries have defined benefit retirement plans, which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some companies in the group have defined contribution plans and multi-employer plans.

On December 31, 2006, Statoil adopted FASB Statement 158. Statement 158 required Statoil to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of its pension plan in the December 31, 2006 Consolidated Balance Sheets, with a corresponding adjustment to Accumulated other comprehensive income, net of tax.

The adjustment to Accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains and losses and unrecognized prior service cost, all of which were previously netted against the plan’s funded status in Statoil’s statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to Statoil’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in Accumulated other comprehensive income at adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on Statoil’s Consolidated Balance Sheets at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Consolidated Statements of Income for the year ended December 31, 2006, or for any prior periods presented, and it will not effect the operating results in future periods. Had Statoil not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in table below called “Prior to Adopting Statement 158”.

Incremental effect of applying FAS 158

(in NOK million)	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006

Intangible asset (pension)	199	(199)	0
Net pension asset/(accrued pension liability)	2,410	(6,136)	(3,726)
Accrued additional minimum liability	(947)	947	0
Deferred income taxes	41,506	3,481	44,987
Accumulated other comprehensive income (loss)	(3,249)	(1,907)	(5,156)

Included in Accumulated other comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: Unrecognized prior service cost of NOK 219 million (NOK 77 million after tax) and unrecognized actuarial losses NOK 5,917 million (NOK 2,069 million after tax). The prior service cost and actuarial loss included in Accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ending December 31, 2007 is NOK 37 million (NOK 13 million after tax) and NOK 205 million (NOK 74 million after tax), respectively.

Net periodic pension cost

	For the year ended December 31,
(in NOK million)	2006	2005	2004

Benefits earned during the year	1,359	1,066	1,050
Interest cost on prior years’ benefit obligation	1,026	1,001	914
Expected return on plan assets	(1,104)	(1,094)	(872)
Amortization of loss	102	48	170
Amortization of prior service cost	34	37	34

Defined benefit plans	1,417	1,058	1,296
Defined contribution plans	157	47	34
Multi-employer plans	44	26	21

Total net pension cost	1,618	1,131	1,351

Pension costs are partly charged to partners of Statoil-operated activities.

Change in projected benefit obligation (PBO)

(in NOK million)	2006	2005

Projected benefit obligation at January 1	21,893	18,484
Benefits earned during the year	1,360	1,065
Interest cost on prior years’ benefit obligation	1,026	1,000
Actuarial loss (gain)	3,526	1,708
Benefits paid	(419)	(339)
Sale of business, curtailments and settlements	(63)	0
Acquisitions	0	14
Foreign currency translation	61	(39)

Projected benefit obligation at December 31	27,384	21,893

Change in pension plan assets

(in NOK million)	2006	2005

Fair value of plan assets at January 1	19,828	16,872
Actual return on plan assets	2,272	1,712
Company contributions	1,786	1,478
Benefits paid	(241)	(200)
Acquisitions	0	10
Sale of business, settlements	(35)	0
Foreign currency translation	48	(44)

Fair value of plan assets at December 31	23,658	19,828

Status of pension plans reconciled to Consolidated Balance Sheets

(in NOK million)	2006	2005

Funded status of the plans at December 31	(3,726)	(2,064)
Unrecognized net loss	0	3,654
Unrecognized prior service cost	0	256

Total net prepaid pension recognized at December 31	(3,726)	1,846

Amounts recognized in the Consolidated Balance Sheets:

(in NOK million)	2006	2005

Overfunded pension plans	3,314	5,538
Current portion of underfunded pension plans	(164)	0
Non-current portion of underfunded pension plans	(6,876)	(4,564)
Intangible assets	0	258
Other comprehensive income	0	614

Net amount recognized at December 31	(3,726)	1,846

Weighted-average assumptions for the year ended (Profit and Loss items)

(in per cent)	2006	2005

Discount rate	4.75	5.50
Expected return on plan assets	5.75	6.50
Expected rate of compensation increase	3.00	3.50

Weighted-average assumptions at end of year (Balance sheet items)

(in per cent)	2006	2005

Discount rate	5.00	4.75
Expected return on plan assets	5.75	5.75
Expected rate of compensation increase	4.25	3.00

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets

	At December 31,
(in NOK million)	2006	2005

Projected benefit obligation	5,299	5,754
Accumulated benefit obligation	7,195	4,557
Fair value on plan assets	547	470

The accumulated benefit obligation (ABO) for all pension plans was NOK 20 billion at December 31, 2006.

Benefits expected to be paid

(in NOK million)

2007	418
2008	443
2009	474
2010	512
2011	555
2012-2016	3,898

Total payments expected during the next 10 years	6,300

Pension assets allocated on respective investment classes

	At December 31,
(in per cent)	2006	2005

Equity securities	36	30
Debt securities	44	46
Commercial papers	11	10
Real estate	5	5
Other assets	4	9

Total	100	100

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

Statoil’s pension funds invest in both financal assets and real estate. The expected rate of return on real estate is expected to be something between the rate of return on equity securities and debt securities. The table below presents the portfolio weight and expected rate of return of the finance portfolio, as approved by the board of the Statoil pension funds for 2007.

Finance portfolio Statoils pension funds	Portfolio weight 1)	Expected rate of return

Equity securities	35.0%	(+/- 5.0)	X + 4%
Debt securities	64.5%	(+/-5.0)	X
Commercial papers	0.5%	(+15.0/-0.5)	X - 0.4%

Total finance portfolio	100.0%

1)	The brackets express the scope of tactical deviation by Statoil Kapitalforvaltning ASA (the asset manager) in percentage points.
X	= Long-term rate of return on debt securities.

The long-term expected return on pension assets is based on long-term risk-free rate adjusted for the expected long-term risk premium for the respective investment classes.

Company contributions are mainly related to employees in Norway. This payment may either be paid in cash or be deducted from the pension premium fund. On December 31, 2006, the pension premium fund amounts to NOK 3.8 billion. The decision whether to pay in cash or deduct from the pension premium fund is made on an annual basis. The company contribution in 2006 was due to a payment of NOK 1.8 billion, of which NOK 0.3 billion was a voluntary payment to the premium fond.

The expected company contribution for the next five years will be approximately NOK 1.4 billion annually. No assets are expected to be returned to the employer during the next fiscal year.

18. DECOMMISSIONING AND REMOVAL LIABILITIES

The asset retirement obligation (ARO) is related to future well closure, decommissioning and removal expenditures. The accretion expence is classified as Operating expenses.

(in NOK million)	2006	2005

Asset retirement obligation at January 1	20,034	18,602
Liabilities incurred/revision in estimates	8,370	796
Accretion expense	907	840
Disposals	(127)	(69)
Incurred removal cost	(182)	(212)
Currency exchange adjustments	(31)	77

Asset retirement obligation at December 31	28,971	20,034

Long-lived assets related to ARO at January 1	3,606	3,388
Net assets incurred/revision in estimates	8,268	615
Depreciation	(809)	(437)
Currency exchange adjustments	(24)	40

Long-lived assets related to ARO at December 31	11,040	3,606

The asset retirement obligations have increased from NOK 20 billion to NOK 29 billion, mostly due to upward revisions of cost estimates related to removal complexity, rigs, marine operations and heavy lift vessels. The change has material effects on the Net property, plant and equipment and Other liabilities captions in the Consolidated Balance Sheets but only immaterial effects on the Consolidated statement of income for the years presented. The changes are expected however to have a significant impact on future depreciation and accretion charges. The amount of increase in Depreciation is uncertain and will depend on future levels of production. Based on current production forecasts Depreciation is estimated to increase by NOK 1.6 billion in 2007. Accretion is estimated to increase by NOK 0.4 billion per year. These increases will mainly affect the Total expenses before financial items in the Exploration and Production Norway segment.

19. RESEARCH AND DEVELOPMENT EXPENDITURES

Research and Development (R&D) expenditures were NOK 1,225, NOK 1,066 and NOK 1,027 million in 2006, 2005 and 2004, respectively. R&D expenditures are partly financed by partners of Statoil-operated activities.

20. LEASES

Statoil leases certain assets, notably vessels and drilling rigs.

Statoil has entered into certain operational lease contracts for a number of drilling rigs as of December 31, 2006. The remaining contract terms range from 24 to 56 months. Certain contracts contain renewal options. Rig lease agreements are normally and for the most part based on fixed day rates. Statoil’s rig leases have partly been entered into in order to ensure drilling capacity for sanctioned projects and planned wells, and partly in order to secure long-term strategic capacity for future exploration and production drilling. Certain rigs have been subleased in whole or for parts of the lease term to Statoil-operated licenses on the Norwegian Continental Shelf (NCS). These matters are shown gross as operating leases in the table below. However, for rig leases where the joint venture is the original lessee, Statoil only includes its proportional share of the rig lease.

Statoil has also entered into a number of general or field specific long-term frame agreements mainly related to loading and transport of crude oil. The main contracts run up until the end of the respective field lives. Such contracts are not included in the below table of future lease payments unless they entail specific minimum payment obligations.

In 2006, net rental expense was NOK 3,778 million of which minimum lease payments were NOK 3,345 million, sublease payments received were NOK 1,002 million and contingent rentals were NOK 1,434 million. In 2005 and 2004 gross rental expenses were NOK 4,502 and NOK 4,367 million, respectively. Sublease payments in 2005 and 2004 were NOK 833 and NOK 582 million, respectively.

The information in the table below shows future minimum lease payments under non-cancelable leases at December 31, 2006. In addition, Statoil has entered into partly offsetting subleases of certain assets amounting to a total future rental income of NOK 2,397 million, of which NOK 496 million in 2007.

Amounts related to capital leases include future minimum lease payments for assets in the financial statements at year-end 2006.

		Capital leases
(in NOK million)	Operating leases	Minimum lease payments	Interest	Principal

2007	5,976	231	14	217
2008	6,352	210	20	190
2009	6,345	207	27	179
2010	4,518	204	35	170
2011	2,978	201	41	159
Thereafter	3,556	2,457	1,008	1,450

Total future minimum lease payments	29,725	3,510	1,145	2,365

Property, plant and equipment include the following amounts for leases that have been capitalized at December 31, 2006 and 2005.

	At December 31,
(in NOK million)	2006	2005

Vessels and equipment	2,727	203
Accumulated depreciation	(268)	(129)

Capitalized amounts	2,459	74

21. OTHER COMMITMENTS AND CONTINGENCIES

Contractual commitments

(in NOK million)	2007	2008	Thereafter	Total

Contractual commitments related to investments and property, plant and equipment	11,531	3,488	2,322	17,341

At December 31, 2006, these contractual commitments mainly comprise construction and acquisition of property, plant and equipment.

Statoil has entered into agreements for pipeline transportation for most of its prospective gas sales contracts. These agreements ensure the right to transport the production of gas through the pipelines, but also impose an obligation to pay for booked capacity. In addition, the group has entered into certain obligations for other forms of transport capacity as well as terminal, processing, storage and entry capacity commitments. The following table outlines nominal minimum obligations for future years. Corresponding expenses for 2006, 2005 and 2004 were NOK 5,549, NOK 4,460 and NOK 3,701 million, respectively. Obligations payable by the group to unconsolidated equity affiliates are included gross in the table below. Where the group reflects both ownership interests and transport capacity cost for a pipeline in the consolidated accounts, the amounts in the table include the transport commitments that exceed Statoil’s ownership share.

Transport capacity and other obligations at December 31, 2006:

(in NOK million)

2007	5,533
2008	5,102
2009	5,980
2010	6,169
2011	5,306
Thereafter	52,282

Total	80,372

Statoil has entered into contractual commitments with the U.S.-based energy company Dominion for terminal capacity at the Cove Point liquefied natural gas terminal in the USA. Such commitments have partly been made on behalf of and for the account and risk of the SDFI (the State’s direct financial interest). Included in the above table is 90 per cent of the total Cove Point Expansion additional terminal capacity of an approximate annual 7.7 billion cubic meters of gas for a 20-year period with planned start-up in 2009. Statoil’s and the SDFI’s respective future shares of this additional terminal capacity and related commitments are subject to further consideration, and the outcome may consequently impact the extent of future commitments assumed and reported by Statoil.

Guarantees
In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At December 31, 2006 the maximum potential future amount of payment under these guarantee commitments amounts to USD 110 million (NOK 0.7 billion), and is subject to measurement requirements of FIN 45. The expected fair value of the guarantee has been recognized as an immaterial current liability in the Consolidated Balance Sheet and the cost has been recorded as other financial expenses.

Statoil Detaljhandel has issued guarantees amounting to a total of SEK 1.1 billion (NOK 1.0 billion), the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheet related to these guarantee commitments is immaterial at period-end.

Contingent liabilities and insurance
Like any other licensee, Statoil has unlimited liability for possible compensation claims arising from its offshore operations, including transport systems. The Company has taken out insurance to cover this liability up to about USD 0.8 billion (NOK 5 billion) for each incident, including liability for claims arising from pollution damage. Most of the group’s production installations are covered through Statoil Forsikring AS, which reinsures a major part of the risk in the international insurance market. The Company retains about 43 per cent.

Statoil Forsikring AS is a member of two mutual insurance companies, Oil Insurance Ltd and sEnergy Insurance Ltd. sEnergy ceased operations on May 15, 2006 and the company is in the wind-up phase. Membership of these companies means that Statoil Forsikring is liable for its proportionate share of any losses which might arise in connection with the business operations of the companies. Members of the companies have joint and several liability for any losses that arise to the pool.

Other commitments and contingent liabilities
As a condition for being awarded oil and gas exploration and production licenses, participants may be committed to drill a certain number of wells. At the end of 2006, Statoil was committed to participate in 18 wells off Norway and 24 wells outside Norway, with an average ownership interest of approximately 38.4 per cent. Statoil’s share of estimated expenditures to drill these wells amounts to approximately NOK 4.4 billion. Additional wells that Statoil may become committed to participate in depending on future discoveries in certain licences are not included in these numbers.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed administrative appeals to annul the demand for such payments.

At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned PDVSA, held 47 and 38 per cent respectively. In the first quarter of 2007, the Venezuelan Government issued a decree of law providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a majority State participation of minimum 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The decree provides that transfer of operations is to be completed by April 30, 2007. There is to be parallel negotiations to agree and subsequently to obtain approval from the National Assembly on the terms and conditions for participation in the new mixed companies. Such agreement must be reached by the end of the second quarter of 2007, while the approval process is to be concluded in the following quarter. The specifics and extent of such a transition for Sincor and the level of compensation to be received by Statoil cannot be ascertained at this time.

A group of Norwegian pensioners has brought legal proceedings against Statoil ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favor of Statoil in the first quarter of 2007. The verdict appealed. Depending on the final outcome of this case, the issue might impact certain assumptions used in the computation of Statoil’s pension obligations as reflected in the Consolidated Financial Statements.

Statoil ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed the MPE similar treatment as the four Åsgard partners with respect to the disputed issues, which had been resolved by 2004. The MPE has indicated that a claim will be presented based on the declaration.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on July 4, 2003, and imposed a penalty of NOK 20 million (USD 3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

On October 13, 2006, Statoil announced that it had reached agreements with the U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO). Statoil has, in the agreement with the DOJ and USAO, accepted a penalty of USD 10.5 million for having violated the U.S. Foreign Corrupt Practices Act (FCPA), as well as accepting responsibility for bribery in connection with the payments under the consultancy services contract with Horton Investments Ltd, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. The NOK 20 million (USD 3 million) fine paid to Økokrim has been deducted, so that the fine actually paid by Statoil under this agreement is USD 7.5 million. Statoil has, in the agreement with the SEC, neither admitted nor denied the charges, but agreed to pay USD 10.5 million as disgorgement.

The settlement takes the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfills its obligations under the deferred prosecution agreement for three years the criminal charges will be dismissed and the Horton case will be closed.

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

22. RELATED PARTIES

The Norwegian State is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. All transactions are considered to be on a normal arms-length basis.

The ownership interests of the Norwegian State in Statoil are held by the Norwegian Ministry of Petroleum and Energy (MPE). The following transactions were made between Statoil and MPE for the years presented:

Total purchases of oil and natural gas liquid from the Norwegian State amounted to NOK 104,628 million (254 million barrels oil equivalents), NOK 97,078 million (282 million barrels oil equivalents) and NOK 81,487 million (319 million barrels oil equivalents), in 2006, 2005 and 2004, respectively. Purchases of natural gas from the Norwegian State amounted to NOK 293 million, NOK 262 million and NOK 237 million in 2006, 2005 and 2004, respectively. Amounts payable to the Norwegian State for these purchases are included as Accounts payable - related parties in the Consolidated Balance Sheets. The prices paid by Statoil for the purchases from the Norwegian State are estimated market prices.

Statoil is selling, in its own name, but for the Norwegian State’s account and risk, the state’s production of natural gas. This sale and related expenditures incurred by Statoil are refunded by the State and recorded net in Statoil’s financial statements. Such refundable expenditures relate to activities incurred to secure market access, transportation, processing capacity and investments made to maximize profitability from the sale of natural gas.

In relation to its ordinary business operations such as pipeline transport, gas storage and processing of petroleum products, Statoil also has regular transactions with certain unconsolidated affiliated entities. Such transactions are carried out at arm’s length basis, and are included within the applicable captions in the Consolidated Statements of Income.

23. SHAREHOLDERS' EQUITY

The common stock was in 2005 2,189,585,600 shares at nominal value NOK 2.50. On May 10, 2006 the annual General Meeting resolved to reduce the Company’s Share capital by a total of NOK 58,604,712.50 through the annulment of 23,441,885 own shares. After the annulment Statoil’s Share capital of NOK 5,415,359,287.50 comprises of 2,166,143,715 shares.

In 2001, 25,000,000 treasury shares were issued. During 2002 and 2003 a total of 1,558,115 of the treasury shares were distributed as bonus shares in favor of retail investors in the initial public offering in 2001. The remaining 23,441,885 treasury shares were annulled in 2006.

There is only one class of shares and all shares have voting rights.

The board of directors is authorized on behalf of the company to acquire Statoil shares in the market. The authorization may be used to acquire Statoil shares with an overall nominal value of up to NOK 10 million. The board decides the manner in which the acquisition of Statoil shares in the market will take place. Such shares acquired in accordance with the authorization may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan approved by the board. The lowest amount which may be paid per share is NOK 50; the highest amount which may be paid per share is a maximum NOK 500. The authorization is valid until the next ordinary general meeting. Statoil has 1,240,768 shares according to this authorization.

The annual General Meeting also authorized the Board of Directors to acquire own shares for subsequent annulment. The authorization is valid until the next ordinary General Meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under an agreement with the Norwegian state, which currently has an ownership interest in Statoil of 70.9 per cent, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged. The total annulment could thus involve up to 171,798,603 shares, or approximately 7.9 per cent of the company’s Share capital. The resolution to annul shares will be made by a later General Meeting, and requires a two-thirds majority vote of the aggregate number of votes cast, as well as a two-thirds majority of the Share capital represented at the General Meeting. Under its agreement with Statoil, the Norwegian state has also agreed to vote in favour of the annulment resolution. As of December 31, 2006 Statoil has acquired 5,867,000 shares in the open market according to this authorization. In addition Statoil is obligated to acquire 14,291,848 shares from the Norwegian state. Both the acquired shares and the firm obligation are included in Treasury shares.

Retained earnings available for distribution of dividends at December 31, 2006 is limited to the retained earnings of the parent company based on Norwegian accounting principles and legal regulations and amounts to NOK 96,826 million (before provisions for proposed dividend for the year ended December 31, 2006 of NOK 19,690 million). This differs from retained earnings in the financial statements of NOK 88,262 million mainly due to the impact of the transfer of the SDFI properties to Statoil, which is not reflected in the Norwegian GAAP accounts until the second quarter of 2001. Distribution of dividends is not allowed to reduce the shareholders’ equity of the parent company below 10 per cent of total assets.

24. SHARE-BASED COMPENSATION

Statoil has a Share Saving Plan for all permanent Statoil employees both in full and part time positions. Because of differences in legal and tax regulations between participating jurisdictions, and with the need for specific technical solutions for the Share Saving Plan, terms may vary between participating entities in the group.

Statoil’s Share Saving Plan gives the employees the opportunity to purchase Statoil shares though monthly salary deduction. The employees may save up to five per cent of their annual gross salary. Statoil will, for employees in some of the companies in the group, give a contribution to the employees of 20 per cent of the saved amount, at a maximum of NOK 1,500 per employee per year.

If the shares are kept for two full calendar years of continued employment the employees will be allocated one bonus share for each two they have bought. With effect for the 2007 program and the future yearly programs it is planned that the employees will be allocated one bonus share for each share they have bought. The planned change requires a resolution by the annual General Meeting in 2007.

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

Significant assumptions for 2006 used in connection with estimating the fair value are shown in the table below.

Risk free interest rate	4.4%
Risk premium	5.5%
Beta	1.0

Expected return/discount rate	9.9%

The model requires the input of highly subjective assumptions. Because changes in the subjective input assumptions can affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of fair value of Statoil’s Share Saving plan.

The basis for purchases of bonus shares is the combined amount of salary deductions and Statoil contributions. For the 2005, 2006 and 2007 programs (granted in 2006), this amounts to NOK 121, NOK 162 and NOK 230 million, respectively.

Estimated compensation expense including contribution and social security related to the 2005, 2006 and 2007 program for Statoil amounts to NOK 72, NOK 96 and NOK 123 million respectively. If the allocation of bonus shares is changed with effect for the 2007 program, see comments above, the expense related to the 2007 program will increase. At December 31, 2006 the amount of compensation cost yet to be expensed throughout the vesting period is NOK 213 million.

25. SUBSEQUENT EVENTS

The Board of Directors of Statoil ASA and Norsk Hydro ASA have agreed to recommend to their shareholders a merger of Hydro’s oil and gas activities with Statoil. The proposed merger is subject to approval by the General Meetings of the two companies as well as by regulatory authorities. The General Meetings are expected to be held during second quarter of 2007. Final closing is expected to be in the third quarter of 2007. In the meantime, Hydro and Statoil will be managed as separate companies.

Hydro’s shareholders will hold 32.7 per cent and Statoil’s shareholders will hold 67.3 per cent of the merged company. Hydro’s shareholders will receive 0.8622 shares in the merged company for each Hydro share and continue as owners of Hydro. Statoil shareholders will maintain their holdings in the merged company on a one-for-one basis. The Norwegian State will hold approximately 62.5 per cent in the merged entity. According to the agreement dated December 18, 2006 between Hydro and Statoil, Statoil will no longer use the authorization mentioned in note 23 to acquire own shares for subsequent annulment.

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

On the Norwegian Continental Shelf, Statoil sells its oil and gas together with the oil and gas of the Norwegian state (SDFI). Under this arrangement, Statoil and SDFI will jointly deliver gas from Norway and elsewhere to its customers in accordance with certain supply type sales contracts. The commitments will be met by using a field supply schedule that provides the highest possible total value for the joint portfolio of Statoil’s and SDFI’s oil and gas. Likewise, we hold commitments to deliver gas from Azerbaijan and Algeria where our entitlement to gas deliveries under the production sharing agreements in effect is less than our commitment to deliver. Our proved gas reserves (entitlements) will be drawn on to supply this gas to the extent that we hold entitlement to the gas delivered against these commitments.

The total expected commitments to be met by the Statoil / SDFI arrangement and Statoil’s separate commitments were on December 31, 2006 to deliver a total of 34.5 tcf. This does not include commitments where we do not hold title to any of the gas that we deliver.

Approximately 70 per cent of Statoil’s long-term sales volumes are made under contracts with long-term Take or Pay clauses. Statoil’s customer may nominate on a daily basis from 40 per cent to 110 per cent off-take of a quantity based on an Annual Contract Quantity (ACQ) equal 100 per cent. Statoil’s and SDFI’s delivery commitments, expressed as the sum of ACQ’s for the contract years 2006, 2007, 2008 and 2009 are 2.22; 2.27; 2.29 and 2.29 tcf. These commitments may be met by production of proved reserves from fields where Statoil and/or the Norwegian State participates and by drawing on existing gas markets to manage temporary shortfalls or surpluses in production. We are currently in a situation with a shortfall in supply of LNG from our own production in contract year 2006 due to a delay in the start-up of an LNG liquefaction plant in Norway. Efforts to mitigate the effects of this are being made. This concerns approximately 4 per cent of our commitments to deliver gas in this contract year. The shortfall in supply of LNG from our own production may also effect the first part of the contract year 2007.

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

At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners PDVSA and Total held 38 and 47 per cent respectively. The Venezuelan Government has recently indicated that the state requires a majority of minimum 60 per cent for the state-owned PDVSA in the Sincor joint venture, which is to migrate into a mixed company. The specifics and extent of such a transition and the level of compensation to be received by Statoil cannot be ascertained at this time. Statoil and our partner are communicating with the Ministry to find an overall solution for Sincor.

The possible migration from partnership to a mixed company and the resulting possible reduction in Statoil share may affect our future recognition of proved reserves. The maximum adverse impact on proved reserves is currently estimated to 171 mmbbl of oil.

Statoil is booking as proved reserves volumes equivalent to our tax liabilities payable in-kind under negotiated fiscal arrangements (production sharing agreements or income sharing agreements).

The subtotals and totals in the following tables may not equal the sum of the amounts shown due to rounding.

	Net proved oil and NGL reserves in million barrels			Net proved gas reserves in billion standard cubic feet			Net proved oil, NGL and gas reserves in million barrels oil equivalents

	Norway	Outside Norway	Total	Norway	Outside Norway	Total	Norway	Outside Norway	Total

At December 31, 2003	1,184	605	1,789	13,334	552	13,886	3,560	703	4,264

Of which:
Proved developed reserves	876	163	1,039	9,582	25	9,606	2,584	167	2,751
Proved reserves under PSA and buy-back agreements	0	364	364	0	303	303	0	418	418
Production from PSA and buy-back agreements	0	13	13	0	0	0	0	13	13

Revisions and improved recovery	111	(4)	107	(9)	334	324	109	56	165
Extensions and discoveries	23	20	44	14	0	14	26	20	46
Purchase of reserves-in-place	10	47	57	478	582	1,060	95	150	246
Sales of reserves-in-place	(13)	0	(13)	(87)	0	(87)	(29)	0	(29)
Production	(226)	(37)	(263)	(751)	(31)	(782)	(360)	(42)	(402)

At December 31, 2004	1,089	632	1,720	12,978	1,437	14,416	3,401	888	4,289

Of which:
Proved developed reserves	782	170	952	9,316	234	9,550	2,442	212	2,654
Proved reserves under PSA and buy-back agreements	0	398	398	0	1,192	1,192	0	610	610
Production from PSA and buy-back agreements	0	20	20	0	26	26	0	25	25

Revisions and improved recovery	127	(45)	82	501	(172)	329	217	(76)	141
Extensions and discoveries	119	84	204	474	24	498	204	88	292
Purchase of reserves-in-place	17	0	17	18	0	18	20	0	20
Sales of reserves-in-place	(5)	0	(5)	(79)	0	(79)	(19)	0	(19)
Production	(205)	(52)	(257)	(869)	(87)	(957)	(360)	(67)	(427)

At December 31, 2005	1,142	619	1,761	13,024	1,202	14,225	3,462	833	4,295

Of which:
Proved developed reserves	787	202	990	9,348	150	9,498	2,453	229	2,682
Proved reserves under PSA and buy-back agreements	0	351	351	0	973	973	0	524	524
Production from PSA and buy-back agreements	0	34	34	0	83	83	0	49	49

Revisions and improved recovery	93	48	141	394	242	637	164	91	255
Extensions and discoveries	16	4	20	179	0	179	47	4	52
Purchase of reserves-in-place	0	0	0	0	0	0	0	0	0
Sales of reserves-in-place	0	(2)	(3)	0	0	0	0	(2)	(3)
Production	(190)	(54)	(244)	(896)	(59)	(956)	(350)	(65)	(415)

At December 31, 2006	1,060	615	1,675	12,700	1,385	14,085	3,323	861	4,185

Of which:
Proved developed reserves	714	240	955	9,134	222	9,356	2,342	280	2,622
Proved reserves under PSA and buy-back agreements	0	363	363	0	1,169	1,169	0	571	571
Production from PSA and buy-back agreements	0	39	39	0	56	56	0	49	49

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Statoil is required through its articles of association to market and sell the SDFI’s oil and gas together with Statoil’s own oil and gas in accordance with the owner’s instruction established by the general meeting of Statoil ASA. SDFI and Statoil receive income from the joint natural gas sales portfolio based on their respective share in the supply volumes. For sale of natural gas to third parties or to Statoil for further value upgrade the pricing is either achieved prices, a net back formula or market value. For natural gas acquired by Statoil for its own use the pricing will be based on market value. All of the Norwegian State’s oil and NGL will be acquired by Statoil. Pricing of the crude oil will be based on market reflective prices; NGL prices will be either based on achieved prices, market value or market reflective prices.

The owner’s instruction may be changed or withdrawn by the Statoil general meeting. Due to this uncertainty and the Norwegian State’s estimate of proved reserves not being available to Statoil, it is not possible to determine the total quantities to be purchased by Statoil under the owner’s instruction from properties in which it participates in the operations.

Capitalized costs related to Oil and Gas producing activities

	At December 31,
(in NOK million)	2006	2005

Unproved Properties	21,102	14,101
Proved Properties, wells, plants and other equipment, including removal obligation assets	342,282	309,441

Total Capitalized Costs	363,384	323,542
Accumulated depreciation, depletion, amortization and valuation allowances	(192,225)	(179,197)

Net Capitalized Costs	171,159	144,345

Costs incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

These costs include both amounts capitalized and expensed.

(in NOK million)	Norway	Outside Norway	Total

Year ended December 31, 2006
Exploration costs	3,500	3,951	7,451
Development costs 1), 2)	16,831	12,581	29,412
Acquired unproved properties	2,301	5,478	7,779

Total	22,632	22,010	44,642

Year ended December 31, 2005
Exploration costs	2,188	2,213	4,401
Development costs 1), 2)	15,697	10,664	26,361
Acquired unproved properties	103	13,157	13,260

Total	17,988	26,034	44,022

Year ended December 31, 2004
Exploration costs	1,102	1,390	2,492
Development costs 1), 2)	15,400	9,819	25,219
Acquired proved properties	2,999	8,441	11,440

Total	19,501	19,650	39,151

(1)	Development costs include investments in Norway in facilities for liquefaction of natural gas and storage of LNG amounting to NOK 112 in 2006, NOK 665 in 2005 and NOK 1,262 million in 2004.
(2)	Includes minor development costs in unproved properties.

Results of Operation for Oil and Gas Producing Activities
As required by Statement of Financial Accounting Standards No. 69 (FAS 69), the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Statoil.

Effective January 2005, production costs incurred in Norway no longer include cost of transporting certain volumes of NGL that in 2004 incurred costs totaling NOK 700 million.

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

Transfers are recorded approximating market prices.

(in NOK million)	Norway	Outside Norway	Total

Year ended December 31, 2006
Sales	13	5,366	5,380
Transfers	113,007	17,676	130,683

Total revenues	113,020	23,042	136,063

Exploration expenses	(2,642)	(3,022)	(5,664)
Production costs	(8,657)	(1,942)	(10,599)
Accretion expense	(784)	(93)	(877)
Special items	(230)	0	(230)
DD&A	(12,683)	(5,697)	(18,380)

Total costs	(24,996)	(10,754)	(35,750)

Results of operations before taxes	88,024	12,288	100,312
Tax expense	(68,775)	(5,909)	(74,683)

Results of producing operations	19,250	6,379	25,629

Year ended December 31, 2005
Sales	13	5,682	5,696
Transfers	95,403	13,163	108,566

Total revenues	95,416	18,845	114,262

Exploration expenses	(1,818)	(1,435)	(3,253)
Production costs	(7,754)	(1,674)	(9,429)
Accretion expense	(750)	(66)	(816)
Special items	0	(2,211)	(2,211)
DD&A	(11,450)	(4,062)	(15,512)

Total costs	(21,772)	(9,449)	(31,221)

Results of operations before taxes	73,644	9,397	83,041
Tax expense	(56,868)	(3,476)	(60,344)

Results of producing operations	16,776	5,921	22,697

Year ended December 31, 2004
Sales	21	3,026	3,047
Transfers	72,400	6,499	78,899

Total revenues	72,421	9,525	81,946

Exploration expenses	(777)	(1,051)	(1,828)
Production costs	(8,038)	(1,298)	(9,336)
Accretion expense	(701)	(56)	(757)
Special items	(259)	0	(259)
DD&A	(12,123)	(2,215)	(14,338)

Total costs	(21,898)	(4,620)	(26,518)

Results of operations before taxes	50,523	4,905	55,427
Tax expense	(38,287)	(1,830)	(40,118)

Results of producing operations	12,235	3,075	15,310

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves
The table below shows the standardized measure of future net cash flows relating to proved reserves presented. The analysis is computed in accordance with FAS 69, by applying year end market prices, costs, and statutory tax rates, and a discount factor of 10 per cent to year end quantities of net proved reserves. The standardized measure is a forward-looking statement.

Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year end estimated proved reserves based on year end cost indices, assuming continuation of year end economic conditions. Future net cash flow pre-tax is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying appropriate year end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 per cent mid-period discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The information provided does not represent management’s estimate of Statoil’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, identified reserves and contingent resources, that may become proved in the future, are excluded from the calculations. The standardized measure of valuation prescribed under FAS 69 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. This does not reflect management’s judgment and should not be relied upon as an indication of Statoil’s future cash flow or value of its proved reserves.

(in NOK million)	Norway	Outside Norway	Total

At December 31, 2006
Future net cash inflows	1,119,882	259,029	1,378,911
Future development costs	(59,221)	(28,796)	(88,017)
Future production costs	(218,308)	(42,077)	(260,385)
Future income tax expenses	(659,161)	(61,981)	(721,142)

Future net cash flows	183,192	126,175	309,367
10% annual discount for estimated timing of cash flows	(80,869)	(51,484)	(132,353)

Standardized measure of discounted future net cash flows	102,323	74,691	177,014

At December 31, 2005
Future net cash inflows	1,067,475	276,682	1,344,157
Future development costs	(51,098)	(30,328)	(81,426)
Future production costs	(198,399)	(45,980)	(244,379)
Future income tax expenses	(629,910)	(53,232)	(683,142)

Future net cash flows	188,068	147,142	335,210
10% annual discount for estimated timing of cash flows	(77,281)	(67,218)	(144,499)

Standardized measure of discounted future net cash flows	110,787	79,924	190,711

At December 31, 2004
Future net cash inflows	739,788	179,336	919,124
Future development costs	(42,906)	(22,169)	(65,075)
Future production costs	(172,892)	(35,516)	(208,408)
Future income tax expenses	(395,155)	(29,108)	(424,263)

Future net cash flows	128,835	92,543	221,378
10% annual discount for estimated timing of cash flows	(56,336)	(44,862)	(101,198)

Standardized measure of discounted future net cash flows	72,499	47,681	120,180

Of a total of NOK 88,017 million of estimated future development costs as of December 31, 2006, an amount of NOK 52,474 million is expected to be spent within the next three years, as allocated in the table below.

Future development costs

(in NOK million)	2007	2008	2009	Total

Norway	14,014	10,723	8,523	33,260
Outside Norway	10,839	5,722	2,653	19,214
Total	24,853	16,445	11,176	52,474

Future development cost expected to be spent on proved undeveloped reserves	18,359	12,488	8,212	39,059

In 2006, Statoil incurred NOK 29,412 million in development costs, of which NOK 21,145 million related to proved undeveloped reserves. The comparable amounts for 2005 were NOK 26,354 million and NOK 22,876 million, and for 2004 NOK 33,135 million and NOK 28,353 million, respectively.

Changes in the standardized measure of discounted future net cash flows from proved reserves

(in NOK million)	2006	2005

Standardized measure at beginning of year	190,711	120,180
Net change in sales and transfer prices and in production (lifting) costs related to future production	69,993	380,489
Changes in estimated future development costs	(29,359)	(27,189)
Sales and transfers of oil and gas produced during the period, net of production costs	(134,131)	(110,018)
Net change due to extensions, discoveries, and improved recovery	5,053	38,080
Net change due to purchases and sales of minerals in place	(950)	896
Net change due to revisions in quantity estimates	65,762	11,970
Previously estimated development costs incurred during the period	29,412	26,354
Accretion of discount	(3,106)	(121,003)
Net change in income taxes	(16,371)	(129,048)

Total change in the standardized measure during the year	(13,697)	70,531

Standardized measure at end of year	177,014	190,711

Operational statistics

Productive oil and gas wells and developed and undeveloped acreage
The following tables show the number of gross and net productive oil and gas wells and total gross and net developed and undeveloped oil and gas acreage in which Statoil had interests at December 31, 2006.

A “gross” value reflects to wells or acreage in which Statoil has interests (calculated as 100%). The net value corresponds to the sum of whole or fractional working interest in gross wells or acreage.

At December 31, 2006		Norway	Outside Norway	Total

Number of productive oil and gas wells
Oil wells	— gross	751	563	1,314
	— net	190	89	278
Gas wells	— gross	150	70	220
	— net	46	24	70

At December 31, 2006 (in thousands of acres)		Norway	Outside Norway	Total

Developed and undeveloped oil and gas acreage
Acreage developed	— gross	713	928	1,641
	— net	171	303	475
Acreage undeveloped	— gross	14,027	22,871	36,898
	— net	5,917	12,440	18,357

Remaining terms of leases and concessions are between one and 34 years.

Exploratory and development drilling activities
The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil at December 31, 2006.

(number of wells)	Norway	Outside Norway	Total

Number of wells in progress
— gross	48	70	118
— net	11.8	12.5	24.3

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

	Norway	Outside Norway	Total

Year 2006
Net productive and dry exploratory wells drilled	8.8	3.4	12.2
- Net dry exploratory wells drilled	5.2	1.3	6.4
- Net productive exploratory wells drilled	3.6	2.2	5.8

Net productive and dry development wells drilled	13.2	10.7	23.9
- Net dry development wells drilled	0.8	0.0	0.8
- Net productive development wells drilled	12.4	10.7	23.1

Year 2005
Net productive and dry exploratory wells drilled	3.3	2.2	5.5
- Net dry exploratory wells drilled	1.1	0.9	2.0
- Net productive exploratory wells drilled	2.2	1.3	3.5

Net productive and dry development wells drilled	19.1	19.9	39.0
- Net dry development wells drilled	0.1	0.0	0.1
- Net productive development wells drilled	19.0	19.9	38.9

Year 2004
Net productive and dry exploratory wells drilled	2.5	1.1	3.5
- Net dry exploratory wells drilled	0.5	0.1	0.6
- Net productive exploratory wells drilled	2.0	0.9	3.0

Net productive and dry development wells drilled	16.9	6.7	23.6
- Net dry development wells drilled	0.0	0.0	0.0
- Net productive development wells drilled	16.9	6.7	23.6

Average sales price and production cost per unit

	Norway	Outside Norway

Year ended December 31, 2006
Average sales price crude in USD per bbl	65.0	61.7
Average sales price natural gas in NOK per Sm3	1.91	1.43
Average production costs, in NOK per boe	25.2	34.6

Year ended December 31, 2005
Average sales price crude in USD per bbl	54.1	51.0
Average sales price natural gas in NOK per Sm3	1.45	1.12
Average production costs, in NOK per boe	21.6	25.2

Year ended December 31, 2004
Average sales price crude in USD per bbl	38.4	35.7
Average sales price natural gas in NOK per Sm3	1.10	0.89
Average production costs, in NOK per boe	22.5	30.9