Form 20-F/A
STATOIL ASA
filed 2007-03-20
CIK 1140625

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

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
Item 17 __ Item 18 _X_

If this is an annual report, indicate by ckeck mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No _X_

EXPLANATORY NOTE

This Amendment No. 1 (Amendment No. 1) to the Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission (the SEC) on March 20, 2007 (the Original Form 20-F), is being filed solely to include Exhibit 1 and Exhibit 4(c)(ii), which were inadvertently omitted from the Original Form 20-F. Except as described above, no other changes have been made to the Original Form 20-F.

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