Form 20-F
STATOIL ASA
filed 2012-05-08
CIK 1140625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 8, 2012

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the first quarter 2012 results of Statoil ASA.

FIRST QUARTER 2012 RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT(HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    Reconciliation of adjusted earnings to net operating income
    Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS
    1 ORGANISATION AND BASIS OF PREPARATION
    2 SEGMENTS
    3 FINANCIAL ITEMS AND BONDS
    4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
    5 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
    6 SUBSEQUENT EVENTS

HSE ACCOUNTING

SIGNATURES

2012 FIRST QUARTER RESULTS

Statoil's first quarter 2012 net operating income was NOK 57.9 billion, a 14% increase compared to NOK 50.8 billion in the first quarter of 2011.

"Statoil grew production by 11% and realised high oil and gas prices in the first quarter of 2012, generating strong financial results for the period. Production was as expected, and we maintain our guidance for 2012," says Helge Lund, Statoil's president and CEO.

The first quarter adjusted earnings of NOK 59.2 billion is the highest Statoil has presented in a single quarter.

"We continued to start up new fields and ramp up production, delivering record international production. On the Norwegian continental shelf (NCS), we increased gas production in line with our strategy of gas optimisation. We also delivered stable oil production, as a result of our successful Improved Oil Recovery efforts," says Lund.

In the first quarter of 2012, Statoil completed 12 exploration wells, eight of which were discoveries, a 67% success rate.

During the quarter, Statoil announced three high-impact discoveries offshore Norway, Tanzania and Brazil, continuing the exploration success from 2011. Over the past 12 months a total of six high-impact discoveries have significantly added to the company's resource base, bolstering the reserve replacement going forward.

Statoil delivered strong cash generation in the quarter, with a cash flow from underlying operations of NOK 70.8 billion, up from 56.4 billion in the first quarter of 2011.

"Since the previous quarter, Statoil has signed a co-operation agreement with Rosneft, to jointly explore frontier areas of Russia and Norway. We have pre-accepted a cash offer for our shares in Statoil Fuel & Retail ASA, reinforcing our position as a technology-focused upstream company. We continue to leverage our competitive strengths towards delivering on the production outlook of above 2.5 mmboe per day for 2020," says Lund.

The serious incident frequency (SIF) was 1.2, both in the first quarter of 2012 and in the first quarter of 2011.

Equity production was 2,193 mboe per day in the first quarter of 2012 compared to 1,971 mboe per day in the first quarter of 2011.

Adjusted earnings [11] for the first quarter of 2012 were NOK 59.2 billion, compared to NOK 47.2 billion in the first quarter of 2011.

Adjusted earnings after tax [11] in the period were NOK 16.8 billion, up from NOK 11.9 billion in the first quarter of 2011. The effective tax rates on adjusted earnings were 71.6% and 74.8% in the first quarters of 2012 and 2011, respectively.

Net income was NOK 15.4 billion in the first quarter of 2012, compared to NOK 16.1 billion in the same period in 2011. The decrease was mainly attributable to the gain from the 40% Kai Kos Dehseh oil sands divestment in the first quarter of 2011 and increased income taxes, partly offset by higher net operating income. The tax rates were 73.3% and 68.0% in the first quarters of 2012 and 2011, respectively.

	First quarter			Full year
	2012	2011	Change	2011

Net operating income (NOK billion)	57.9	50.8	14%	211.8
Adjusted earnings (NOK billion) [11]	59.2	47.2	25%	179.9
Net income (NOK billion)	15.4	16.1	(4%)	78.4
Earnings per share (NOK)	4.75	5.02	(5%)	24.76
Average liquids price (NOK/bbl) [3]	646	577	12%	592
Average invoiced gas prices (NOK/scm)	2.26	1.97	15%	2.08
Equity production (mboe per day)	2,193	1,971	11%	1,850

Key events since the fourth quarter:

  Strong exploration performance - three high-impact discoveries, two of which were operated by Statoil. High exploration activity in the quarter with drilling in 22 wells, eight discoveries and two awaiting final evaluation. Ten wells ongoing at the end of the first quarter of 2012.
  Early access at scale in new and promising basins - co-operation agreement with Rosneft, securing a long term collaborative position in large, prospective frontier areas in the Barents Sea and the Sea of Okhotsk. New exploration acreage secured offshore Norway, Greenland and Canada. Entered Statoil's first acreage in Ghana.
  Continuing our international growth - production increase from ramp-ups on Peregrino, Pazflor, Marcellus, Eagle Ford and Leismer, production from the newly acquired Bakken field, and first oil one month ahead of schedule from the Caesar Tonga deep-water project in the Gulf of Mexico.
  Important industrial developments continued on the NCS - Improved Oil Recovery (IOR) enabling Statoil's NCS recovery rate to pass 50%, a pre-unit agreement for Johan Sverdrup signed, the launch of a new operational area in Northern Norway and approved Plans for development and operation (PDO) for Skuld and Åsgard Subsea Compression. PDO for the Martin Linge-field submitted by partners.
  Portfolio management to enhance value creation - pre-accepting a cash offer for our shares in Statoil Fuel & Retail ASA, closing the agreement on the divestment of assets on the NCS to Centrica in April, steps taken to exit from the West Qurna 2-field in Iraq.
  Further strengthening our technology base - launching new rig concepts for the NCS and announcing a new technology strategy with increased concentration in R&D and IOR.

OPERATIONAL REVIEW

First quarter

Total entitlement liquids and gas production in the first quarter of 2012 was 1,970 mboe per day, compared to 1,765 mboe per day in the first quarter of 2011. Total equity production [9] was 2,193 mboe per day in the first quarter of 2012 compared to 1,971 mboe per day in the first quarter of 2011.

The 11% increase in total equity production was primarily due to start-up of production from Peregrino in Brazil, Pazflor in Angola and Gullfaks South Brent on the NCS, ramp-up of production on various fields, production from the newly acquired Bakken-field in the USA and increased gas sales from Oseberg, Kvitebjørn and Troll on the NCS. The increase was partly offset by riser challenges, well maintenance activities and natural decline on mature fields. However, reductions due to natural decline on mature fields were relatively low due to contributions from IOR activities.

Entitlement production, up 12% compared to the first quarter of 2011, was impacted by the increase in equity production as described above. The average Production Sharing Agreements (PSA) effect was 223 mboe per day in the first quarter of 2012 compared to 206 mboe per day in the first quarter of 2011. The higher PSA-effect in the first quarter of 2012 was mainly a result of the increase in equity production and lower profit tranches for a number of fields during 2011. Also the higher oil price leading to lower entitlement production contributed to the higher PSA-effect.

Operational data	First quarter			Full year
	2012	2011	Change	2011

Price:
Average liquids price (USD/bbl)	111.5	100.8	11%	105.6
USDNOK average daily exchange rate	5.79	5.72	1%	5.61
Average liquids price (NOK/bbl) [3]	646	577	12%	592
Average invoiced gas prices (NOK/scm)	2.26	1.97	15%	2.08
Refining reference margin (USD/bbl) [4]	2.9	2.6	12%	2.3

Production:
Total entitlement liquids production (mboe per day) [5]	1,021	948	8%	945
Total entitlement gas production (mboe per day)	949	817	16%	706
Total entitlement liquids and gas production (mboe per day) [6]	1,970	1,765	12%	1,650

Total equity liquids production (mboe per day)	1,209	1,124	8%	1,118
Total equity gas production (mboe per day)	984	847	16%	732
Total equity liquids and gas production (mboe per day)	2,193	1,971	11%	1,850

Liftings:
Total liquids liftings (mboe per day) [15]	1,007	884	14%	910
Total gas liftings (mboe per day)	949	817	16%	706
Total liquids and gas liftings (mboe per day) [7] [15]	1,955	1,700	15%	1,616

Production cost:
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	48	43	10%	47
Production cost equity volumes (NOK/boe, last 12 months) [9]	43	39	10%	42

Total liquids and gas liftings were 1,955 mboe per day in the first quarter of 2012, a 15% increase from 1,700 mboe per day in the first quarter of 2011. In the first quarter of 2012, there was an underlift of 2 mboe per day [5], compared to an underlift of 48 mboe per day in the first quarter of 2011.

Refining reference margin [4] was USD 2.9 per barrel in the first quarter of 2012, a 12% increase compared to the first quarter of 2011 when the refining reference margin was USD 2.6 per barrel.

Production cost per boe of entitlement volumes was NOK 48 for the 12 months ended 31 March 2012, compared to NOK 43 for the 12 months ended 31 March 2011 [8]. Based on equity volumes, the production cost per boe for the two periods was NOK 43 and NOK 39, respectively. The increase is mainly related to higher costs from fields preparing for production start-up and entering the production ramp-up phase during the last twelve months resulting in relatively higher cost per boe from new fields coming on stream.

Exploration expenditure (including capitalised exploration expenditure) was NOK 6.0 billion in the first quarter of 2012, compared to NOK 4.4 billion in the first quarter of 2011. The NOK 1.6 billion increase stems mainly from increased drilling activity with activity in 22 wells in the first quarter of 2012, compared to activity in 18 wells in the first quarter of 2011. Also more expensive wells being drilled added to the increase.

In the first quarter of 2012, a total of 12 exploration wells were completed before 31 March 2012, seven on the NCS and five internationally. Eight wells were announced as discoveries in the period, five on the NCS and three internationally.

FINANCIAL REVIEW

First quarter

In the first quarter of 2012, net operating income was NOK 57.9 billion, compared to NOK 50.8 billion in the first quarter of 2011. Revenues were positively impacted by higher liquids and gas prices and increased volumes of liquids and gas sold. Purchases (net of inventory variation), which represent Statoil's purchases of SDFI and 3rd party volumes, increased by 41% compared to the first quarter of 2011, mainly due to the higher prices of liquids measured in NOK and higher volumes of oil and gas purchased.

IFRS income statement	First quarter			Full year
(in NOK billion)	2012	2011	Change	2011

REVENUES AND OTHER INCOME
Revenues	194.8	145.7	34%	645.6
Net income from associated companies	0.5	0.4	16%	1.3
Other income	0.1	5.7	(98%)	23.3

Total revenues and other income	195.4	151.9	29%	670.2

OPERATING EXPENSES
Purchase [net of inventory variation]	98.6	70.1	41%	319.6
Operating expenses and selling, general and administrative expenses	21.2	16.4	29%	73.6
Depreciation, amortisation and net impairment losses	14.6	11.1	32%	51.4
Exploration expenses	3.1	3.6	(14%)	13.8

Total operating expenses	(137.5)	(101.1)	36%	(458.4)

Net operating income	57.9	50.8	14%	211.8

Net financial items	(0.5)	(0.5)	5%	2.1

Income tax	(42.1)	(34.2)	23%	(135.4)

Net income	15.4	16.1	(4%)	78.4

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the first quarter of 2012, lower fair values of derivatives (NOK 1.8 billion) had a negative impact on net operating income, while change in over/underlift position (NOK 0.2 billion), higher value of products in operational storage (NOK 0.4 billion) and other adjustments (NOK 0.4 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.5 billion), adjusted earnings were NOK 59.2 billion in the first quarter of 2012, an increase of 25% compared to the same period last year.

In the first quarter of 2011, lower fair values of derivatives (NOK 2.6 billion) and change in over/underlift position (NOK 1.7 billion) had a negative impact on net operating income while net gain on sale of assets (NOK 5.5 billion), reversals of impairments (NOK 0.9 billion), lower values of products in operational storage (NOK 0.8 billion) and a reversal of a provision related to Cove Point (NOK 0.7 billion), had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 47.2 billion in the first quarter of 2011.

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2012	2011	Change	2011

Adjusted total revenues and other income	197.4	151.6	30%	639.3

Adjusted purchase [net of inventory variation]	99.1	70.9	40%	320.3
Adjusted operating expenses and selling, general and administrative expenses	21.4	18.0	19%	74.8
Adjusted depreciation, amortisation and net impairment losses	14.6	11.9	22%	50.2
Adjusted exploration expenses	3.1	3.6	(14%)	14.2

Adjusted earnings [11]	59.2	47.2	25%	179.9

The 25% increase in adjusted earnings from the first quarter of 2011 to the first quarter of 2012 was mainly attributable to higher prices for both liquids and gas, and increased volumes of liquids and gas sold. The increase was partly offset by higher costs reflecting the overall increased activity level.

Adjusted purchase [net of inventory variation] increased by 40% from the first quarter of 2011 to the first quarter of 2012, mainly due to higher prices of liquids.

Adjusted operating expenses and selling, general and administrative expenses were NOK 21.4 billion in the first quarter of 2012, compared to NOK 18.0 billion in the first quarter of 2011. The 19% increase stems mainly from increased operating plant costs related to higher activity level, increased well maintenance at several fields, increased royalty costs and increased transportation activity due to higher produced and traded oil volumes.

Adjusted depreciation, amortisation and net impairment losses were NOK 14.6 billion in the first quarter of 2012, up 22% compared to the same period in 2011, mainly because of new fields with higher depreciation coming on stream in the later part of 2011. Higher production of liquids and gas and increased investments added to the increase. Higher proved reserves estimates and lower ownership share in Gassled partly offset the increase.

Adjusted exploration expenses decreased by 14% to NOK 3.1 billion in the first quarter of 2012 compared to the same period in 2011, mainly because successful drilling resulted in a higher portion of exploration expenditures being capitalised, and because a lower portion of exploration expenditures capitalised in previous periods was expensed.

Financial data	First quarter			Full year
	2012	2011	Change	2011

Weighted average number of ordinary shares outstanding	3,182,474,972	3,182,967,726		3,182,112,843
Earnings per share (NOK)	4.75	5.02	(5%)	24.76
Non-controlling interests (NOK billion)	0.2	0.1	>100%	(0.3)
Cash flows provided by operating activities (NOK billion)	19.2	22.3	(14%)	111.5
Gross investments (NOK billion)	27.9	21.7	29%	133.6
Net debt to capital employed ratio [11]	14.6%	18.8%		21.1%

Net financial items amounted to a loss of NOK 0.5 billion in the first quarter of 2012, compared to a loss of NOK 0.5 billion in the first quarter of 2011. The main reason for the losses in the first quarter of both 2012 and 2011 was fair value losses on interest rate swap positions related to the interest rate management of external loans.

Interest income and other financial items in the first quarter of 2012 was a gain of NOK 2.1 billion compared to a gain of NOK 1.4 billion for the same period in 2011. The gain in 2012 was a result of a gain on financial investments of NOK 1.4 billion, mainly due to a positive development in the stock markets in the first quarter, and positive currency effects on commercial paper as well as interest income on current financial instruments. The gain in 2011 was a result of a gain on financial investments of NOK 0.7 billion, mainly due to positive currency effects on commercial papers.

Interest expenses including fair value losses on interest rate swaps in the first quarter of 2012 amounted to net loss of NOK 2.2 billion compared to net loss of NOK 2.6 billion in the first quarter of 2011. The losses in the first quarter of 2012 and the first quarter of 2011 were primarily due to the fair value losses on interest rate swap positions related to the interest rate management of external loans caused by increasing USD long term interest rates during the first quarter of 2012, resulting in a loss of NOK 0.7 billion compared to a loss of NOK 1.0 billion in the first quarter of 2011. Interest expense on current and non-current bonds, bank loans and finance lease liabilities amounted to NOK 1.1 billion in the first quarter of both 2012 and 2011.

Adjusted for foreign exchange effects and interest rate derivatives, net adjusted financial items before tax amounted to a loss of approximately NOK 0.2 billion for the period. The loss was mainly due to interest expenses for the period offset by a positive financial investment result in the first quarter of 2012. In the first quarter of 2011, net financial items adjusted for foreign exchange effects and interest rate derivatives before tax amounted to a loss of NOK 0.8 billion.

Net financial items in the first quarter of 2012	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	2.1	(0.4)	(2.2)	(0.5)	(1.0)	(1.5)

Foreign exchange (FX) impacts (incl. derivatives)	(0.8)	0.4		(0.4)
Interest rate (IR) derivatives			0.7	0.7

Subtotal	(0.8)	0.4	0.7	0.3	1.8	2.1

Financial items excluding FX and IR derivatives	1.3	0.0	(1.5)	(0.2)	0.8	0.6

Exchange rates	31 March 2012	31 December 2011	31 March 2011

USDNOK	5.69	5.99	5.51
EURNOK	7.60	7.75	7.83

Income tax was NOK 42.1 billion in the first quarter of 2012, equivalent to an effective tax rate of 73.3%, compared to NOK 34.2 billion in the first quarter of 2011, equivalent to an effective tax rate of 68.0%. The difference in effective tax rates between the periods is mainly due to capital gains in the first quarter of 2011 with lower than average tax rates.

In the first quarter of 2012, income before tax amounted to NOK 57.4 billion, while taxable income was estimated to be NOK 6.8 billion higher. The estimated difference of NOK 6.8 billion arose in companies that are taxable in other currencies than the functional currency. The tax effect of this estimated difference contributed to a tax rate of 73.3%. Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the first quarter of 2012	Before tax	Tax	Tax rate	After tax

Adjusted earnings [11]	59.2	(42.3)	72%	16.8
Adjustments	(1.2)	1.3	104%	0.1

Net operating income	57.9	(41.1)	71%	16.9

Financial items	(0.5)	(1.0)	(185%)	(1.5)

Total	57.4	(42.1)	73%	15.4

Adjusted earnings after tax in the first quarter of 2012 were NOK 16.8 billion, up from NOK 11.9 billion in the first quarter of 2011. The effective tax rates on adjusted earnings were 71.6% and 74.8% in the first quarters of 2012 and 2011, respectively. The variance in tax rates on adjusted earnings between the periods is mainly explained by relatively higher adjusted earnings from the NCS in the first quarter of 2011 compared to the first quarter of 2012. Income from the NCS is subject to a marginal tax rate of 78%. The decreased tax rate on adjusted earnings in the first quarter of 2012 was also caused by a high tax rate on adjusted earnings from Development and Production International in the first quarter of 2011. This was due to relatively higher adjusted earnings from high tax regimes and exploration costs with lower than average tax rate.

Adjusted earnings by segment are stated in the table below.

Adjusted earnings after tax by segment [11]	First quarter
	2012			2011
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	47.1	35.7	11.4	39.4	29.7	9.7
Development and Production International	7.0	2.6	4.4	5.1	3.8	1.4
Marketing, Processing and Renewable energy	4.6	3.6	1.0	2.7	2.0	0.7
Fuel & Retail	0.3	0.1	0.2	0.3	0.1	0.2
Other	0.2	0.4	(0.2)	(0.4)	(0.2)	(0.1)

Group	59.2	42.3	16.8	47.2	35.3	11.9

Net income was NOK 15.4 billion in the first quarter of 2012, compared to NOK 16.1 billion in the same period in 2011. The 4% decrease was mainly attributable to the gain from the 40% Kai Kos Dehseh oil sands divestment in the first quarter of 2011 and increased income taxes, partly offset by higher net operating income.

In the first quarter of 2012, earnings per share, based on net income, were NOK 4.75 compared to NOK 5.02 in the first quarter of 2011.

OUTLOOK

Organic capital expenditures for 2012 (i.e. excluding acquisitions and capital leases), are estimated at around USD 17 billion including expenditures relating to our new assets from the recent Brigham acquisition in 2011.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 40 wells with a total exploration activity level in 2012 similar to the 2011 level at around USD 3 billion, excluding signature bonuses.

Statoil has an ambition to continue to be in the top quartile, of its peer group, for unit of production cost.

Planned turnarounds are expected to have a negative impact on the quarterly production of approximately 40 mboe per day in the second quarter of 2012, of which most are planned outside the NCS. In total, the turnarounds are estimated to have an impact on equity production of around 50 mboe per day for the full year 2012, of which most are liquids.

Equity production for 2012 is estimated to grow by around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production [13]. Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

For the period beyond 2012, Statoil has an ambition to reach an equity production above 2.5 million barrels of oil equivalent in 2020 [13]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a growth rate of 2 to 3% (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%. The 2013 production is expected to be around the 2012 level.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USD/NOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2011 and the 2011 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with main focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

First quarter

The total recordable injury frequency was 4.2 in the first quarter of 2012 compared to 5.1 in the first quarter of 2011. The serious incident frequency was 1.2 in the first quarter of 2012, the same as in the first quarter of 2011. The total number of serious incidents was 39 in the first quarter of 2012, five of which were related to the activity in Statoil Fuel & Retail ASA. There were no fatal accidents in the first quarter of 2012.

The volume of oil spills decreased from 18 cubic metres in the first quarter of 2011 to 6 cubic metres in the first quarter of 2012. The number of oil spills amounted to 79, both in the first quarter of 2012 and in the first quarter of 2011.

	First quarter		Year
HSE	2012	2011	2011

Total recordable injury frequency	4.2	5.1	4.4
Serious incident frequency	1.2	1.2	1.1
Accidental oil spills (number)	79	79	376
Accidental oil spills (volume, cubic metres)	6	18	44

DEVELOPMENT AND PRODUCTION NORWAY

IFRS income statement	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Total revenues and other income	61.8	52.4	18%	212.1

Operating expenses and selling, general and administrative expenses	7.1	5.4	32%	24.7
Depreciation, amortisation and net impairment losses	7.5	7.1	6%	29.6
Exploration expenses	0.5	1.3	(61%)	5.1

Total operating expenses	15.1	13.8	10%	59.4

Net operating income	46.7	38.6	21%	152.7

Adjusted earnings [11]	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Adjusted total revenues and other income	61.9	53.7	15%	210.3

Adjusted operating expenses and selling, general and administrative expenses	6.8	5.9	15%	25.2
Adjusted depreciation, amortisation and net impairment losses	7.5	7.1	6%	29.6
Adjusted Exploration expenses	0.5	1.3	(61%)	5.1

Adjusted earnings [11]	47.1	39.4	20%	150.4

	First quarter			Full year
Operational data	2012	2011	Change	2011

Prices:
Liquids price (USD/bbl)	112.0	100.4	12%	105.6
Liquids price (NOK/bbl)	648.3	574.5	13%	592.3
Transfer price natural gas (NOK/scm)	1.83	1.56	17%	1.64

Liftings:
Liquids (mboe per day)	695	670	4%	673
Natural gas (mboe per day)	827	739	12%	624
Total liquids and gas liftings (mboe per day)	1,522	1,409	8%	1,297

Production:
Entitlement liquids (mboe per day) [6]	703	705	(0%)	693
Entitlement natural gas (mboe per day)	827	739	12%	624
Total entitlement liquids and gas production (mboe per day)	1,531	1,444	6%	1,316

First quarter

  Revenues were positively impacted by a 13% increase in liquids prices measured in NOK.
  Production increased by 6% compared to the first quarter of 2011.
  High project activity, approved plan for development and operation (PDO) for Skuld & Åsgard Subsea Compression. PDO for partner operated field Martin Linge (formerly Hild) submitted.
  Seven exploration wells completed in the period, five new discoveries.
OPERATIONAL REVIEW

Average daily production of liquids was 703 mboe per day in the first quarter of 2012 compared to 705 mboe per day in the first quarter of 2011. Production decreased mainly due to Snorre B, Visund and Njord riser challenges, Tordis pipeline replacement, Grane gas cooler challenges and Volve anchor line repair. Reductions due to natural decline on mature fields were low due to contribution from IOR activities. These effects were offset mainly due to a higher number of producing wells at Morvin and Gjøa in the first quarter of 2012 compared to the first quarter of 2011. Also high regularity, good well performance and new wells in production from Oseberg contributed to increased production.

Average daily production of gas increased from 739 mboe per day in the first quarter of 2011 to 827 mboe per day in the first quarter of 2012. The increase in the production is mainly related to higher gas sales at Troll and Oseberg, increased gas capacity and increased production efficiency at Kvitebjørn and new production from Gullfaks South Brent. In addition four fewer shutdown days in the first quarter of 2012 compared with the first quarter of 2011 and a higher production rate and owner share in 2012 at Snøhvit contributed to the increase. This was partly offset by reduced production at Visund and Njord due to riser challenges and natural decline in production at Sleipner.

Average daily lifting of liquids increased from 670 mboe per day in the first quarter of 2011 to 695 mboe per day in the first quarter of 2012.

Exploration expenditure (including capitalized exploration expenditure) decreased by NOK 0.3 billion to NOK 1.5 billion in the first quarter of 2012 compared to NOK 1.8 billion in the first quarter of 2011. This was mainly due to lower average Statoil equity share in wells drilled in the first quarter of 2012 compared to the first quarter of 2011 which resulted in a lower drilling cost.

In the first quarter of 2012, seven wells were completed, of which five were announced as discoveries.

FINANCIAL REVIEW

In the first quarter of 2012, net operating income for Development and Production Norway was NOK 46.7 billion compared to NOK 38.6 billion in the first quarter of 2011. The increase was mainly attributable to increased oil and gas prices in addition to increased gas production.

In the first quarter of 2012, underlift (NOK 0.3 billion) and a change in future settlement related to a sale of a licence share (NOK 0.1 billion) negatively impacted net operating income. In the first quarter of 2011, underlift (NOK 1.0 billion), and a change in future settlement related to a sale of a licence share (NOK 0.1 billion) negatively impacted net operating income (NOK 0.1 billion). An unrealised gain on derivatives (NOK 0.3 billion) had a positive impact on net operating income in first quarter of 2011.

Adjusted for these items, adjusted earnings were NOK 47.1 billion in the first quarter of 2012, compared to NOK 39.4 billion in the same period last year. The increase was mainly due to a higher realised price of liquids measured in NOK and an increase in the transfer sales price of natural gas measured in NOK, which positively impacted adjusted earnings by NOK 5.5 billion. A positive exchange rate deviation impacted adjusted earnings by NOK 0.5 billion. Increased production of gas and liquids positively impacted adjusted earnings by NOK 2.5 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.9 billion in the first quarter of 2012 compared to the same period in 2011. The increase was mainly due to increased operating plant costs related to higher activity levels and increased well maintenance at several fields.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.4 billion in the first quarter of 2012 compared to the same period in 2011, mainly due to increased production, increased investments and updated removal/abandonment estimates, partly offset by increased proved reserves.

Adjusted exploration expenses decreased by NOK 0.8 billion to NOK 0.5 billion in the first quarter of 2012 compared to NOK 1.3 billion for the same period in 2011. The reduction was mainly due to lower average well cost, caused by lower equity share, and a higher portion of current capitalised exploration cost compared to the same quarter in 2011. No capitalised exploration expenditure from previous years was expensed in the first quarter 2012 while NOK 0.2 billion was expensed in the first quarter of 2011.

Important events since fourth quarter:

  High impact oil discovery in the Havis prospect in the Barents Sea.
  Pre-unit agreement signed for the Johan Sverdrup field to co-operate in the planning of the field towards an investment decision and submission of the PDO. Statoil is appointed the working operator.
  New operational area in Northern Norway located in Harstad with start-up expected first half of 2013.
  The agreement with Centrica to sell interests in certain licences on the NCS was closed in April. The transaction will be recognised in the second quarter of 2012. The gain from the transaction is currently estimated to be between NOK 7 and 8 billion. See Note 6 to the Interim Financial Statements for further details.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

IFRS income statement	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Total revenues and other income	21.1	18.7	13%	70.9

Purchase [net of inventory variation]	0.3	0.0	>100%	0.7
Operating expenses and selling, general and administrative expenses	4.7	2.8	71%	14.9
Depreciation, amortisation and net impairment losses	5.9	3.5	70%	13.8
Exploration expenses	2.6	2.3	12%	8.7

Total operating expenses	13.6	8.6	57%	38.1

Net operating income	7.5	10.0	(26%)	32.8

Adjusted earnings [11]	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Adjusted total revenues and other income	20.7	14.0	48%	57.3

Adjusted purchase [net of inventory variation]	0.3	0.0	>100%	0.7
Adjusted operating expenses and selling, general and administrative expenses	4.8	3.0	63%	14.9
Adjusted depreciation, amortisation and net impairment losses	5.9	3.5	70%	16.0
Adjusted exploration expenses	2.6	2.3	12%	9.0

Adjusted earnings [11]	7.0	5.1	35%	16.8

	First quarter			Full year
Operational data	2012	2011	Change	2011

Prices:
Liquids price (USD/bbl)	110.5	101.5	9%	105.7
Liquids price (NOK/bbl)	639.5	580.8	10%	592.8

Liftings:
Liquids (mboe per day) [15]	312	213	46%	237
Natural gas (mboe per day)	121	78	56%	82
Total liquids and gas liftings (mboe per day) [15]	433	291	49%	318

Production:
Entitlement liquids (mboe per day) [5][6]	318	243	31%	252
Entitlement natural gas (mboe per day)	121	78	56%	82
Total entitlement liquids and gas production (mboe per day)	439	321	37%	334
Total equity liquids production (mboe per day)	506	419	21%	426
Total equity gas production (mboe per day)	157	108	45%	108
Total equity liquids and gas production (mboe per day)	662	527	26%	534

First quarter

  High equity production of 662 mboe per day, an increase of 26% compared to the first quarter of 2011.
  Entitlement production increased by 37%, compared to the first quarter of 2011.
  Revenues were positively impacted by 10% increased liquids prices (measured in NOK).
  High activity level impacted the operating expenses.
OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 439 mboe per day in the first quarter of 2012, compared to 321 mboe per day in the first quarter of 2011.

The increase in entitlement production was due to higher equity production in the first quarter of 2012 partly offset by a higher negative effect from Production Sharing Agreements (PSA). Total equity production was 662 mboe per day in the first quarter of 2012 compared to 527 mboe per day in the first quarter of 2011. The PSA effect on entitlement production was 223 mboe per day in the first quarter of 2012, compared to 206 mboe in the first quarter of 2011. The increase in PSA effect was due to higher equity production and changes in profit tranches for a number of fields after the first quarter of 2011.

Average daily equity production of liquids increased from 419 mboe per day in the first quarter of 2011 to 506 mboe per day in the first quarter of 2012. The increase in liquids production was mainly due to the start-up of production from Pazflor in Angola, Peregrino in Brazil and the acquisition of the Bakken field in the U.S. in 2011. The increase was partly offset by the decreased production from Tahiti in the Gulf of Mexico and In Amenas in Algeria due to declining field production.

Average daily equity production of gas increased from 108 mboe per day in the first quarter of 2011 to 157 mboe per day in the first quarter of 2012. The increase was mainly due to additional wells at Marcellus in the U.S. and Shah Deniz in Azerbaijan due to more wells in operation and good market conditions.

Average daily lifting of liquids and gas increased from 291 mboe per day in the first quarter of 2011 to 433 mboe per day in the first quarter of 2012.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 4.5 billion in the first quarter of 2012 compared with NOK 2.6 billion in the first quarter of 2011. In the first quarter of 2012, there was an increase in exploration expenditures mainly due to higher drilling activity, with activity in 14 wells of which five were completed in the first quarter of 2012, compared to activity in seven wells of which three were completed in the first quarter of 2011. Also more expensive wells being drilled in the first quarter of 2012 added to the increase.

In the first quarter of 2012, a total of five exploration (and appraisal) wells were completed before 31 March 2012, and three wells have been announced as discoveries. In the first quarter of 2011, three wells were completed and no wells were announced as discoveries.

FINANCIAL REVIEW

In the first quarter of 2012, net operating income for Development and Production International was NOK 7.5 billion compared to NOK 10.0 billion in the same period last year.

Net operating income in the first quarter of 2012 was positively impacted by an overlift of NOK 0.5 billion. In the first quarter of 2011, a gain on sale of Canadian oil sands assets of NOK 5.6 billion had a positive effect on net operating income whereas an underlift of NOK 0.7 billion and unrealised loss on derivatives of NOK 0.1 billion negatively impacted net operating income.

Adjusted for these items, adjusted earnings in the first quarter of 2012 and 2011 were NOK 7.0 billion and NOK 5.1 billion, respectively. The increase was primarily driven by increased entitlement production and higher realised liquids and gas prices (measured in NOK) which impacted adjusted earnings positively by NOK 5.1 and NOK 1.9 billion respectively. These positive effects were partly offset by increased operating expenses of NOK 4.5 billion, due to higher activity in the quarter.

Adjusted total revenues and other income increased 48% from NOK 14.0 billion in the first quarter of 2011 to NOK 20.7 billion in the first quarter of 2012. The increase was driven by higher entitlement production and higher realised liquids and gas prices (measured in NOK), which contributed positively with NOK 5.1 billion and NOK 1.9 billion respectively.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.8 million, as the start-up of several new fields in 2011 increased activity level and costs from the first quarter of 2011 to the first quarter of 2012. The total increase was driven by increased royalty costs of approximately NOK 1.2 billion, from NOK 0.2 billion in the first quarter of 2011 to NOK 1.4 billion in first quarter of 2012. In addition, higher production and ramp-up increased costs of approximately NOK 0.6 billion contributed to the increase.

Adjusted depreciation, amortisation and net impairment losses were NOK 5.9 billion in the first quarter of 2012, compared to NOK 3.5 billion in the same period last year. The increase of NOK 2.4 billion was driven by start-up of new fields during 2011 which increased depreciation costs by approximately NOK 2.6 billion.

Adjusted exploration expenses were NOK 2.6 billion in the first quarter of 2012, compared to NOK 2.3 billion in the first quarter of 2011. Despite increased drilling, seismic, field development and other costs in the first quarter of 2012, adjusted exploration expenses increased by only NOK 0.3 billion due to increased capitalisation of exploration expenditure and lower expensing of capitalised cost from previous years in the first quarter of 2012 compared to the same period in 2011.

Important events since fourth quarter:

  High impact discoveries offshore Tanzania and Brazil.
  Statoil has started a process to transfer its shares in the West Qurna 2 development to Lukoil.
  The exploration period for Hassi Mouina was extended to September 2012.
  The final investment decision for Shtokman was postponed to the end of June 2012.
  On 7 March, the Gulf of Mexico field Caesar-Tonga started production.
  A farm-in to the Pitu block (block 6) in West Greenland, where Statoil acquired a 30.7% interest, was signed with the operator Cairn in early January.
  Statoil acquired Eni's 40% interest in the jointly owned leases in the Chuckchi Sea offshore Alaska and Statoil now holds 100% equity.

MARKETING, PROCESSING AND RENEWABLE ENERGY

IFRS income statement	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Total revenues and other income	181.4	137.2	32%	610.0

Purchase [net of inventory variation]	168.9	128.4	32%	550.5
Operating expenses and selling, general and administrative expenses	8.6	6.6	31%	28.8
Depreciation, amortisation and net impairment losses	0.6	(0.0)	>(100%)	6.0

Total operating expenses	178.1	135.0	32%	585.2

Net operating income	3.2	2.2	46%	24.7

Adjusted earnings [11]	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Adjusted total revenues and other income	183.1	140.0	31%	594.4

Adjusted purchase [net of inventory variation]	169.3	129.2	31%	551.1
Adjusted operating expenses and selling, general and administrative expenses	8.6	7.3	19%	29.4
Adjusted depreciation, amortisation and net impairment losses	0.6	0.9	(33%)	2.7

Adjusted earnings [11]	4.6	2.7	68%	11.2

	First quarter			Full year
Operational data	2012	2011	Change	2011

Refining reference margin (USD/bbl) [4]	2.9	2.6	12%	2.3
Contract price methanol (EUR/tonne)	320	315	2%	308
Natural gas sales Statoil entitlement (bcm)	13.2	11.2	18%	39.0
Natural gas sales (third-party volumes) (bcm)	1.8	2.8	(33%)	11.4
Natural gas sales (bcm)	15.0	14.0	8%	50.4
Natural gas sales on commission	0.4	0.3	14%	1.3
Average invoiced gas prices (NOK/scm)	2.26	1.97	15%	2.08
Transfer price natural gas (NOK/scm)	1.83	1.56	17%	1.64
Regularity at delivery point	100%	100%	0%	100%

First quarter

  Significant increase in oil and gas prices compared to the first quarter of 2011.
  Higher volumes and margins on natural gas sales improved results.
  Higher trading and refining margins on oil products positively impacted results compared to the first quarter of 2011.
  High available capacity at gas processing facilities compared to the first quarter of 2011.
OPERATIONAL REVIEW

Natural gas sales volumes in the first quarter of 2012 were 15.0 billion standard cubic meters (bcm), compared to 14.0 bcm in the first quarter of 2011. Of total gas sales in the first quarter of 2012, entitlement gas amounted to 13.2 bcm and 0.9 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the first quarter of 2011, 11.2 bcm of total gas sales was entitlement gas and 1.1 bcm was the SDFI share of US gas sales. The 18% increase in total gas volumes from the first quarter of 2011 to the first quarter of 2012 was related to higher entitlement production from the NCS as well as higher US gas volumes partly due to increased production from Marcellus.

In the first quarter of 2012 the volume weighted average invoiced natural gas sales price was NOK 2.26 per scm, compared to NOK 1.97 per scm in the first quarter of 2011, an increase of 15%. The increase was due to an increase in gas prices for contracts linked to oil products as well as gas indexed prices.

Refinery throughput in the first quarter of 2012 was higher than in the first quarter of 2011 both at Mongstad and Kalundborg.

Methanol production in the first quarter of 2012 was 9% lower than in the first quarter of 2011, due to unplanned shutdowns.

FINANCIAL REVIEW

In the first quarter of 2012, net operating income for Marketing, Processing and Renewable Energy was NOK 3.2 billion compared to NOK 2.2 billion in the first quarter of 2011.

Net operating income in the first quarter of 2012 included a gain on operational storage (NOK 0.4 billion), a negative change in fair value of derivatives (NOK 1.5 billion) and a loss due to periodisation of inventory hedging effects (NOK 0.3 billion). Net operating income in the first quarter of 2011 included a positive effect related to a reversal of a provision and an impairment in connection with the Cove Point regasification terminal in the US (NOK 1.6 billion), a gain on operational storage (NOK 0.8 billion), a negative change in fair value of derivatives (NOK 2.5 billion) and a loss due to periodisation of inventory hedging effects (NOK 0.3 billion).

Adjusted for these items, adjusted earnings were NOK 4.6 billion in the first quarter of 2012, compared to NOK 2.7 billion in the first quarter of 2011. The increase was mainly due to higher volumes and margins on oil and gas sales. The increase was partly offset by lower income from Gassled after the 24.1% share divestment in December 2011.

Adjusted total revenues and other income was up 31% to NOK 183.1 billion in the first quarter of 2012 due to higher prices for crude, other oil products and gas and higher volumes of oil and gas sold.

Adjusted purchase [net of inventory variation] was up 31% to NOK 169.3 in the first quarter of 2012 due to higher prices for crude, other oil products and gas and higher volumes of oil and gas purchased.

Adjusted operating expenses and selling, general and administration expenses were up 19% to NOK 8.6 billion in the first quarter of 2012. The increase was mainly due to increased transportation activity due to higher oil volumes and longer distances (to capitalise on market opportunities) and increased external gas transportation cost due to lower Gassled ownership.

Adjusted depreciation, amortisation and net impairment losses were down 33% to NOK 0.6 billion in the first quarter of 2012 mainly due to reduced depreciation driven by the Gassled divestment.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 4.1 billion in the first quarter of 2012, compared to NOK 3.3 billion in the first quarter of 2011. The increase was due to higher margins on gas sales, higher entitlement production and higher margin related to short term sales and trading activities. The increase was partly offset by lower income due to lower Gassled ownership.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 0.6 billion in the first quarter of 2012, compared to an adjusted loss of NOK 0.4 billion in the first quarter of 2011. The increase was due to overall good margins from trading of crude, products and gas liquids. Strong LPG prices and high trading activity contributed to the good gas liquids results. Unfavourable markets had negative effects on storages, and refining is still challenging due to overcapacity, even with the improved margins.

Important event since fourth quarter 2011:

  The first blending of Peregrino crude at South Riding Point was successful and produces lighter and more valuable quality oil.

FUEL & RETAIL

IFRS income statement	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Total revenues and other income	18.5	16.9	9%	73.7

Purchase [net of inventory variation]	16.1	14.5	11%	63.6
Operating expenses and selling, general and administrative expenses	1.3	1.8	(28%)	7.1
Depreciation, amortisation and net impairment losses	0.3	0.3	2%	1.2

Total operating expenses	17.7	16.6	7%	71.8

Net operating income	0.8	0.3	>100%	1.9

Adjusted earnings [11]	First quarter			Full Year
(in NOK billion)	2012	2011	Change	2011

Adjusted total revenues and other income	18.5	16.9	9%	73.7

Adjusted purchase [net of inventory variation]	16.1	14.5	11%	63.6
Adjusted operating expenses and selling, general and administrative expenses	1.7	1.8	(2%)	7.1
Adjusted depreciation, amortisation and net impairment losses	0.3	0.3	2%	1.2

Adjusted earnings [11]	0.3	0.3	(7%)	1.9

First quarter

At the end of the first quarter of 2012, Statoil's ownership interest in Statoil Fuel & Retail ASA (SFR) was 54%.

OPERATIONAL REVIEW

Road transportation fuel volumes for the first quarter of 2012 increased by 2.3% compared with the same period in 2011. Scandinavian volumes remained stable, while Central and Eastern Europe road transportation fuel volumes increased by 7.4% compared with the first quarter of 2011, following successful business to consumer campaigns and sales efforts towards business to business customers.

Road transportation fuel unit margins for the first quarter of 2012 declined by 4.2% to NOK 0.573 compared with the same period in 2011. Scandinavian margins decreased by 4.4% and in Central and Eastern Europe the margins decreased by 2.7% compared with the first quarter in 2011. The decrease was primarily driven by increased refined oil product prices and negative foreign exchange impact in both markets. Convenience sales showed a positive development in both Scandinavia and Central and Eastern Europe with increases in gross profit of 1.1% and 1.4%, respectively.

FINANCIAL REVIEW

In the first quarter of 2012, net operating income was NOK 0.8 billion, compared to NOK 0.3 billion in the same period in 2011. Net operating income in the first quarter of 2012 was positively impacted by a gain related to changes in pension schemes of NOK 0.5 billion. Adjusted for this item, adjusted earnings were NOK 0.3 billion in the first quarter of 2012, on par with the first quarter of 2011.

Adjusted total revenues and other income increased from NOK 16.9 billion in the first quarter of 2011 to NOK 18.5 billion in the first quarter of 2012, driven by higher underlying refined oil products prices.

Adjusted purchase [net of inventory variation] increased from NOK 14.5 billion in the first quarter of 2011 to NOK 16.1 billion in the first quarter of 2012, due to higher underlying refined oil products prices.

Adjusted operating expenses and selling, general and administrative expenses amounted to NOK 1.7 billion in the first quarter of 2012, compared to NOK 1.8 billion for the same period in 2011.

Adjusted depreciation, amortisation and impairment losses amounted to NOK 0.3 billion in the first quarter of 2012, on par with the same period in 2011.

Important event since fourth quarter 2011:

  In April 2012 Statoil pre-accepted an offer, subject to certain terms and conditions, from Alimentation Couche-Tard Inc. for its 54% shareholding in SFR. The offer price per share was NOK 53, adjusted for any dividends and other distributions after 31 December 2011. The total proceeds for Statoil's ownership share in SFR is estimated to be NOK 8.3 billion, net of dividends. The parties expect to complete the transaction during the second quarter of 2012, subject to the terms and conditions set forth in the offer document. Assuming the transaction closes in the second quarter, the effect on net income is expected within the range of NOK 5.5 and 6.0 billion dependent on the activity in the interim period.

LIQUIDITY AND CAPITAL RESOURCES

First quarter

Cash flows provided by operations amounted to NOK 19.2 billion in the first quarter of 2012, compared to NOK 22.3 billion in the first quarter of 2011. In the first quarter of 2012, cash flows from underlying operations was NOK 70.8 billion, an increase of NOK 14.4 billion compared to NOK 56.4 billion in the first quarter of 2011. The increase in cash flows from underlying operations from 2011 to 2012 was more than offset by an increase in current financial investments of NOK 14.0 billion and an increase in taxes paid by NOK 3.5 billion.

The increase in cash flows from underlying operations was mainly driven by higher liquids and gas prices and increased volumes of liquids and gas sold in 2012 compared to 2011. In the first quarter of 2012, NOK 27.9 billion was placed in current financial investments, an increase of NOK 14.0 billion compared to financial investments in the first quarter of 2011. The increase in current financial investments can largely be explained by an increase in cash flows generated from underlying operations which in turn was placed in financial investments. During the first quarter of 2012, taxes of NOK 19.4 billion were paid compared to NOK 15.9 billion in 2011. The increase in taxes paid was mainly due to an increase in income before tax in 2011 compared to 2010 and thus higher taxes paid in the subsequent year.

Condensed cash flow statement	First quarter			Full year
(in NOK billion)	2012	2011	Change	2011

Cash flows from underlying operations [14]	70.8	56.4	14.4	231.1
Cash flows from (to) changes in working capital	(2.7)	(3.3)	0.5	1.9
Changes in current financial investments	(27.9)	(13.8)	(14.0)	(8.2)
Taxes paid	(19.4)	(15.9)	(3.5)	(112.6)
Other changes	(1.7)	(1.1)	(0.5)	(0.7)

Cash flows provided by operations	19.2	22.3	(3.1)	111.5

Additions to PP&E and intangible assets	(29.9)	(19.7)	(10.1)	(92.2)
Additions through business combinations	0	0	0	(25.7)
Proceeds from sales	13.9	11.3	2.5	29.8
Other changes	(0.3)	(2.1)	1.8	(0.6)

Cash flows used in investing activities	(16.4)	(10.5)	(5.8)	(88.7)

Net change in long-term borrowing	(1.4)	(0.3)	(1.1)	2.7
Net change in short-term borrowing	(0.8)	6.3	(7.1)	5.2
Dividends paid	0	0	0	(19.9)
Other changes	(0.1)	(0.2)	0.1	(0.7)

Cash flows (used in) provided by financing activities	(2.3)	5.9	(8.1)	(12.8)

Net increase (decrease) in cash flows	0.5	17.6	(17.1)	10.0

Cash flows used in investing activities amounted to NOK 16.4 billion in the first quarter of 2012, compared to NOK 10.5 billion in the first quarter of 2011. The NOK 5.8 billion increase stems mainly from an increase in capital expenditures related to property, plant and equipment and intangible assets of NOK 10.1 billion. In the first quarter of 2012, the investment activities were higher compared to the same quarter in 2011, reflecting an overall increased activity level both on the NCS and internationally. In addition, in the first quarter of 2012, cash flows used in investing activities includes payments of NOK 4.6 billion reported as additions to property, plant and equipment and intangibles in 2011. In 2012, proceeds from sales of assets are mainly related to the divestment of Gassled while in 2011, proceeds from sale of assets are mainly related to payments from the sale of interests in the Kai Kos Dehseh oil sands in Canada.

Gross investments, defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted, were NOK 27.9 billion in the first quarter of 2012, compared to NOK 21.7 billion in the first quarter of 2011.

Gross investments	First quarter			Full year
(in NOK billion)	2012	2011	Change	2011

- Development and Production Norway	12.3	8.9	38%	41.4
- Development and Production International	13.7	9.7	41%	84.4
- Marketing, Processing and Renewable Energy	1.1	1.1	1%	4.6
- Fuel & Retail	0.4	0.2	98%	1.5
- Other	0.5	1.8	(73%)	1.6

Gross investments	27.9	21.7	29%	133.6

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to investments	First quarter		Full year
(in NOK billion)	2012	2011	2011

- Cash flows to investments	16.4	10.5	88.7
- Proceeds from sale of assets	13.9	11.3	29.8
- Financial lease	0.0	1.8	0.3
- Other changes	(2.4)	(2.0)	14.8

Gross investments	27.9	21.7	133.6

Cash flows used in financing activities in the first quarter of 2012 amounted to NOK 2.3 billion, compared to cash flows provided by financing activities of NOK 5.9 billion in the first quarter of 2011. The NOK 8.1 billion change was mainly related to a higher net change in non-current borrowing of NOK 1.1 billion in the first quarter of 2012 compared to the first quarter of 2011. In addition, Statoil repaid NOK 7.1 billion more of current borrowing. This was partly offset by a change in other items of NOK 0.1 billion.

Gross interest-bearing financial liabilities (non-current and current bonds, bank loans and finance liabilities) were NOK 123.1 billion at 31 March 2012, compared to NOK 112.1 billion at 31 March 2011. The NOK 11.0 billion change was due to an increase in current bonds, bank loans commercial papers and collateral liabilities of NOK 1.0 billion and non-current bonds, bank loans and finance lease liabilities of NOK 10.0 billion. New non-current loans increased by NOK 1.5 billion and repayment of non-current loans increased by NOK 2.6 billion from the first quarter of 2011 to the first quarter of 2012.

Net interest bearing liabilities adjusted [10] were NOK 49.9 billion at 31 March 2012, compared to NOK 55.2 billion at 31 March 2011. The decrease of NOK 5.3 billion was mainly related to an increase in cash and cash equivalents and current financial investments of NOK 15.3 billion, partly offset by an increase in gross financial liabilities of NOK 11.0 billion and an increased change in non-GAAP adjustments to net interest-bearing debt of NOK 0.5 billion.

The net debt to capital employed ratio [1] before adjustments was 10.9% at 31 March 2012, compared to 14.5% at 31 March 2011. After adjustments, the net debt to capital employed ratio was 14.6% at 31 March 2012, compared to 18.8% at 31 March 2011. The 4.2 percentage point decrease was mainly related to a decrease in net financial liabilities of NOK 4.8 billion in combination with an increase in capital employed of NOK 51.7 billion. In the calculation of net interest-bearing debt adjusted, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments amounted to NOK 87.2 billion at 31 March 2012, compared to NOK 71.9 billion at 31 March 2011. The NOK 15.3 billion increase reflects the high cash flow from operations in combination with proceeds of NOK 13.9 billion related to the sale of 24.1% of the ownership interest in Gassled received in the first quarter of 2012. Cash and cash equivalents were NOK 39.5 billion at 31 March 2012, compared to NOK 46.6 billion at 31 March 2011. Current financial investments, which are part of our cash management, amounted to NOK 47.7 billion at 31 March 2012, compared to NOK 25.3 billion at 31 March 2011.

The increase in cash, cash equivalents and other financial investments at 31 March 2012 compared to 31 March 2011 further strengthens Statoil's financial robustness and provide a basis for further business development.

Current items (total current assets less total current liabilities) increased by NOK 1.4 billion from positive NOK 25.2 billion at 31 March 2011 to positive NOK 26.6 billion at 31 March 2012. The change was due to increases in current receivables such as trade and other receivables of NOK 22.0 billion, current financial investments of NOK 22.4 billion and decreases in inventories of NOK 2.0 billion, cash and cash receivables of NOK 7.1 billion, other current receivables of NOK 1.4 billion, partly offset by increases in current liabilities such as bonds, bank loans, commercial papers and collateral liabilities of NOK 1.0 billion, current tax payable of NOK 11.4 billion, trade and other payables of NOK 22.6 billion and a decrease in other current liabilities of NOK 2.4 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2011 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Adjusted earnings after tax
  Net interest-bearing liabilities adjusted
  Production cost per boe
  Net debt to capital employed adjusted ratio
  Cash flows from underlaying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: The commercial storage is hedged in the paper market. The commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.)
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

		For the three months ended
Reconcilliation of overall operating expenses to production cost	2012	2011
(in NOK billion)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Operating expenses, Statoil Group	17.8	17.5	15.3	14.1	13.5

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	6.9	6.4	5.7	6.2	6.2

Total operating expenses upstream	10.9	11.0	9.6	8.0	7.3

1) Operation over/underlift	0.4	(0.2)	0.4	(0.8)	(0.7)
2) Transportation pipeline/vessel upstream	1.4	1.3	1.4	1.2	1.3
3) Miscellaneous items (Restated)	1.5	1.5	1.0	0.6	0.3

4) Total operating expenses upstream for cost per barrel calculation	7.6	8.5	6.8	6.9	6.4

Entitlement production used in the cost per barrel calculation (mboe/d)	1,970	1,778	1,573	1,486	1,765
Equity production used in the cost per barrel calculation (mboe/d)	2,193	1,975	1,764	1,692	1,971

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 7.
2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.

4) In 2012, Statoil has elected to adjust Total operating expenses upstream only for the effects of footnotes 1-3 and will no longer present further adjustments related to restructuring and Grane gas purchase.

Production cost	Entitlement production		Equity production
(in NOK per boe, last twelve months)*	31-Mar		31-Mar
	2012	2011	2012	2011

Production cost per boe	48	43	43	39

*Production cost per boe is calculated as the Total operating expenses upstream (footnote 4) divided by the production volumes (mboe/d multiplied by number of days).

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing financial liabilities. The calculation uses balance sheet items related to gross interest-bearing financial liabilities and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing liabilities incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing liabilities.

The table below reconciles net interest-bearing liabilities, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	31 March		Full year
(in NOK billion, except percentages)	2012	2011	2011

Statoil shareholders' equity	286.5	229.5	278.9
Non-controlling interests (Minority interest)	6.4	6.9	6.2

Total equity (A)	293.0	236.4	285.1

Bonds, bank loans, commercial papers and collateral liabilities	15.8	14.8	19.8
Bonds, bank loans and finance lease liabilities	107.3	97.3	111.6

Gross interest-bearing financial liabilities	123.1	112.1	131.4

Cash and cash equivalents	39.5	46.6	40.6
Financial investments	47.7	25.3	19.9

Cash and cash equivalents and financial investment	87.2	71.9	60.5

Net interest-bearing liabilities before adjustments (B1)	35.9	40.2	70.9

Other interest-bearing elements (1)	7.6	9.6	6.9
Marketing instruction adjustment(2)	(1.4)	(1.4)	(1.4)
Adjustment for project loan(3)	(0.4)	(0.6)	(0.4)

Net interest-bearing liabilities before normalisation for cash build up before tax payment (B2)	41.6	47.8	76.0

Normalisation for cash-build up before tax payment (50% of tax payment)(4)	8.3	7.0	0.0

Net interest-bearing liabilities adjusted (B3)	49.9	55.2	76.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing liabilities (A+B1)	328.9	276.6	356.0
Capital employed before normalisation for cash build up before tax payment (A+B2)	334.6	284.6	361.1
Capital employed adjusted (A+B3)	342.9	291.6	361.1

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	10.9%	14.5%	19.9%
Net debt to capital employed before normalisation before tax payment (B2/(A+B2)	12.4%	16.8%	21.1%
Net debt to capital employed (B3/(A+B3)	14.6%	18.8%	21.1%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring classified as current financial investments.
2) Marketing instruction adjustment is adjustment to gross interest bearing financial liabilities due to the SDFI part of the financial lease in the Snøhvit vessels included in Statoil's balance sheet.
3) Adjustment for project loan is an adjustment to gross-interest bearing financial liabilities due to the BTC project loan structure.
4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 16.6 billion and NOK 14 billion as of March 2012 and 2011, respectively.

Cash flows from underlying operations are reconciled to income before tax in the table below:

Cash flows from underlying operations	First quarter		Full Year
(in NOK billion)	2012	2011	2011

Income before tax	57.4	50.3	213.8

Adjustments:
Depreciation, amortization, impairment	14.6	11.1	51.4
Exploration expenditures written off	0.4	0.8	1.5
(Gains) losses on foreign currency transactions and balances	(0.7)	(0.3)	4.7
(Gains) losses on sales of assets and other items	(2.2)	(6.1)	(27.6)
(Increase) decrease in net derivative financial instruments	1.4	0.8	(12.8)

Cash flows from underlying operations	70.8	56.4	231.1

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	First quarter
(in NOK billion)	2012	2011	Change

Net operating income	57.9	50.8	14%

Total revenues and other income	2.0	(0.2)	>(100%)
Change in Fair Value of derivatives	1.5	(0.0)	>(100%)
Inefficient Hedge	0.3	2.7	(90%)
Over/Underlift	(0.3)	2.4	>(100%)
Gain/loss on sale of assets	0.0	(5.6)	(100%)
Eliminations	0.5	0.3	56%

Purchase net of inventory variation	(0.4)	(0.8)	(44%)
Operational Storage effects	(0.4)	(0.8)	(44%)

Operating expenses	0.2	(0.9)	>(100%)
Over/Underlift	0.1	(0.9)	>(100%)
Gain/loss on sale of assets	0.0	0.1	(45%)
Other adjustments	0.1	0.0	>(100%)
Eliminations	0.0	(0.2)	(100%)

Selling, general and administrative expenses	(0.5)	(0.7)	(31%)
Other Adjustments	(0.5)	0.0	<(100%)
Provisions	0.0	(0.7)	(100%)

Depreciation, amortisation and impairment	0.0	(0.9)	(100%)
Reversal of Impairment	0.0	(0.9)	(100%)

Sum of adjustments	1.2	(3.5)	>(100%)
Adjusted earnings	59.2	47.2	25%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		First quarter
(in NOK billion)		2012	2011

Net operating income (NOI)	A	57.9	50.8
Tax on NOI	B	41.1	33.7
NOI after tax	C = A-B	16.9	17.1

Adjustments	D	1.2	(3.5)
Tax on adjustments	E	1.3	1.7

Adjusted earnings after tax	F = C+D-E	16.8	11.9

Net financial items	G	(0.5)	(0.5)
Tax on net financial items	H	1.0	0.5

Net income	I = C+G-H	15.4	16.1

END NOTES

  See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's first quarter 2012 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP financial measures".
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin though, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  A total of 12 mboe per day in the first quarter of 2012 and 17 mboe per day in the first quarter of 2011 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development & Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.
  This is non-GAAP figure. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Lifted volumes in the first quarter of 2011 should have been increased to reflect the volumes related to disputed profit oil / tax oil barrels in Nigeria to align with the accounting treatment for this dispute. See Note 5 to the Interim Financial Statements included in this report. Year to date lifted volumes in 2011 have been adjusted for these effects. The amounts are not material.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "focus", "intend", "likely", "may", "outlook", "plan", "should", "strategy", "will" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the acquisition of Brigham, including the Bakken field, the divestment of ownership interests in Gassled and Statoil Fuel & Retail ASA, and the signing of a pre-unit agreement for Johan Sverdrup (formerly Aldous and Avaldsnes); completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance (and the effects thereof); oil and gas production forecasts and reporting; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

INTERIM FINANCIAL STATEMENTS

1st quarter 2012

CONSOLIDATED STATEMENT OF INCOME
	For the three months		For the year ended
	ended 31 March		31 December
	2012	2011	2011
(in NOK million)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	194,801	145,720	645,599
Net income from associated companies	506	435	1,264
Other income	94	5,740	23,342

Total revenues and other income	195,401	151,895	670,205

OPERATING EXPENSES
Purchases [net of inventory variation]	(98,626)	(70,081)	(319,605)
Operating expenses	(17,757)	(13,482)	(60,419)
Selling, general and administrative expenses	(3,400)	(2,894)	(13,208)
Depreciation, amortisation and net impairment losses	(14,558)	(11,058)	(51,350)
Exploration expenses	(3,118)	(3,615)	(13,839)

Total operating expenses	(137,459)	(101,130)	(458,421)

Net operating income	57,942	50,765	211,784

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(372)	630	365
Interest income and other financial items	2,077	1,418	1,307
Interest and other finance expenses	(2,236)	(2,556)	385

Net financial items	(531)	(508)	2,057

Income before tax	57,411	50,257	213,841

Income tax	(42,056)	(34,200)	(135,398)

Net income	15,355	16,057	78,443

Attributable to:
Equity holders of the company	15,115	15,978	78,787
Non-controlling interests	240	79	(344)
	15,355	16,057	78,443

Earnings per share for income attributable to equity holders of the company:
Basic	4.75	5.02	24.76
Diluted	4.74	5.01	24.70

Dividend declared and paid per ordinary share	-	-	6.25

Weighted average number of ordinary shares outstanding	3,182,474,972	3,182,967,726	3,182,112,843

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 31 March		For the year ended 31 December
	2012	2011	2011
(in NOK million)	(unaudited)	(unaudited)

Net income	15,355	16,057	78,443

Foreign currency translation differences	(7,434)	(5,799)	6,054
Actuarial gains (losses) on employee retirement benefit plans	6	(87)	(7,364)
Change in fair value of available for sale financial assets	0	(104)	(209)
Income tax effect on income and expense recognised in OCI	(6)	24	2,028

Other comprehensive income	(7,434)	(5,966)	509

Total comprehensive income	7,921	10,091	78,952

Attributable to:
Equity holders of the company	7,681	10,012	79,296
Non-controlling interests	240	79	(344)
	7,921	10,091	78,952

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET
	At 31 March	At 31 December	At 31 March
	2012	2011	2011
(in NOK million)	(unaudited)		(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	409,067	407,585	359,236
Intangible assets	89,490	92,674	47,197
Investments in associated companies	9,021	9,217	9,056
Deferred tax assets	3,673	5,704	2,214
Pension assets	7,180	3,888	7,832
Derivative financial instruments	30,420	32,723	19,362
Financial investments	15,503	15,385	14,780
Prepayments and financial receivables	3,306	3,343	4,251

Total non-current assets	567,660	570,519	463,928

Current assets
Inventories	25,353	27,770	27,327
Trade and other receivables	92,918	103,261	70,953
Current tax receivables	561	573	1,131
Derivative financial instruments	5,575	6,010	6,417
Financial investments	47,735	19,878	25,348
Cash and cash equivalents	39,462	40,596	46,573

Total current assets	211,604	198,088	177,749

Assets clasified as held for sale	0	0	23,084

TOTAL ASSETS	779,264	768,607	664,761

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET
	At 31 March	At 31 December	At 31 March
	2012	2011	2011
(in NOK million)	(unaudited)		(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(16)	(20)	(14)
Additional paid-in capital	41,557	41,825	41,538
Additional paid-in capital related to treasury shares	(845)	(1,040)	(738)
Retained earnings	233,680	218,518	180,885
Other reserves	4,227	11,661	(87)

Statoil shareholders' equity	286,575	278,916	229,556

Non-controlling interests	6,403	6,239	6,856

Total equity	292,978	285,155	236,412

Non-current liabilities
Bonds, bank loans and finance lease liabilities	107,321	111,611	97,293
Deferred tax liabilities	78,715	82,520	77,936
Pension liabilities	26,721	26,984	22,141
Asset retirement obligations, other provisions and other liabilities	85,602	87,304	67,230
Derivative financial instruments	2,885	3,904	2,298

Total non-current liabilities	301,244	312,323	266,898

Current liabilities
Trade and other payables	90,262	93,967	67,675
Current tax payable	76,277	54,296	64,926
Bonds, bank loans, commercial papers and collateral liabilities	15,756	19,847	14,798
Derivative financial instruments	2,747	3,019	5,150

Total current liabilities	185,042	171,129	152,549

Liabilities directly associated with the assets classified as held for sale	0	0	8,902

Total liabilities	486,286	483,452	428,349

TOTAL EQUITY AND LIABILITIES	779,264	768,607	664,761

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity

At 31 December 2011	7,972	(20)	41,825	(1,040)	218,518	0	11,661	278,916	6,239	285,155

Net income for the period					15,115			15,115	240	15,355
Other comprehensive income					0		(7,434)	(7,434)		(7,434)
Other equity transactions		4	(268)	195	47			(22)	(76)	(98)

At 31 March 2012	7,972	(16)	41,557	(845)	233,680	0	4,227	286,575	6,403	292,978

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity

At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395

Net income for the period					15,978			15,978	79	16,057
Other comprehensive income					(63)	(104)	(5,799)	(5,966)		(5,966)
Other equity transactions		4	(251)	214	35			2	(76)	(74)

At 31 March 2011	7,972	(14)	41,538	(738)	180,885	105	(192)	229,556	6,856	236,412

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the period ended 31 March		For the year ended 31 December
	2012	2011	2011
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	57,411	50,257	213,841

Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and impairment losses	14,558	11,058	51,350
Exploration expenditures written off	371	760	1,531
(Gains) losses on foreign currency transactions and balances	(749)	(306)	4,741
(Gains) losses on sales of assets and other items	(2,222)	(6,096)	(27,614)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	2,417	(3,700)	(4,102)
• (Increase) decrease in trade and other receivables	(3,779)	4,395	(14,366)
• Increase (decrease) in trade and other payables	(1,386)	(3,991)	20,360

(Increase) decrease in current financial investments	(27,857)	(13,844)	(8,227)
(Increase) decrease in net financial derivative instruments	1,448	759	(12,786)
Taxes paid	(19,401)	(15,903)	(112,584)
(Increase) decrease in non-current items related to operating activities	(1,654)	(1,127)	(681)

Cash flows provided by operating activities	19,157	22,262	111,463

INVESTING ACTIVITIES
Additions through business combinations	0	0	(25,722)
Additions to property, plant and equipment	(22,715)	(17,650)	(85,072)
Exploration expenditures capitalised	(3,287)	(1,519)	(6,446)
Additions to other intangibles	(3,866)	(554)	(709)
Change in non-current loans granted and other non-current items	(349)	(2,149)	(564)
Proceeds from sale of assets*	13,861	11,348	29,843

Cash flows used in investing activities	(16,356)	(10,524)	(88,670)

FINANCING ACTIVITIES
New non-current loans	1,500	4	10,060
Repayment of non-current loans	(2,872)	(286)	(7,402)
Payment (to)/from non-controlling interests	12	(76)	(275)
Dividend paid	0	0	(19,891)
Treasury shares purchased	(120)	(99)	(408)
Net current loans and other	(818)	6,308	5,161

Cash flows provided by (used in) financing activities	(2,298)	5,851	(12,755)

Net increase (decrease) in cash and cash equivalents	503	17,589	10,038

Effect of exchange rate changes on cash and cash equivalents	(832)	(742)	(316)
Cash and cash equivalents at the beginning of the period	38,839	29,117	29,117

Cash and cash equivalents at the end of the period	38,510	45,964	38,839

* Amount in the first quarter of 2012 mainly relates to the sale of the 24.1% working interest in Gassled. Amount in the first quarter of 2011 mainly related to the sale of 40% of the Kai Kos Dehseh oil sands project. The full year 2011 also included payments received from the sale of 40% of the Peregrino offshore heavy-oil field.

See notes to the interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

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

Statoil's interim financial statements for the first quarter of 2012 were authorised for issue by the board of directors on 7 May 2012.

Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A detailed description of the accounting policies applied is included in the Statoil annual financial statements for 2011. There have been no significant accounting policy changes in the first quarter of 2012 compared to the annual financial statements for 2011.

A number of new accounting standards and amendments to standards are currently in issue from the IASB, but have not yet been adopted by Statoil. Information about the content, implementation dates and related requirements for the issued but not yet adopted standards and amendments is included in the Significant accounting policies note to the Statoil annual financial statements for 2011. Statoil has not yet finalised evaluating the impact for the financial statements upon adoption of these new standards and amendments.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in one or more of these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 SEGMENTS

Statoil's operations are managed through the following operating segments; Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing Processing and Renewable Energy (MPR); Fuel and Retail (FR) and Other.

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

Exploration activities are managed by a separate business unit, which has the global responsibility across the group for discovery and appraisal of new exploration resources. Exploration activities are allocated to and presented in the respective Development and Production segments.

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

The measurement basis of segment profit is Net operating income. Financial items and Income tax are not allocated to the operating segments.

Segment data for the three months ended 31 March 2012 and 2011 is presented below:

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total

Three months ended
31 March 2012
Revenues and other income - third party	530	6,555	169,797	17,794	219	0	194,895
Revenues and other income - inter-segment	61,276	14,091	11,521	678	0	(87,566)	0
Net income (loss) from associated companies	15	413	42	0	36	0	506

Total revenues and other income	61,821	21,059	181,360	18,472	255	(87,566)	195,401

Net operating income (loss)	46,706	7,465	3,248	793	199	(469)	57,942

Additions to Intangible assets and Property, plant and equipment *	12,261	13,693	978	349	296		27,577

Three months ended
31 March 2011
Revenues and other income - third party	913	7,996	126,050	16,331	170	0	151,460
Revenues and other income - inter-segment	51,461	10,480	11,094	616	1	(73,652)	0
Net income (loss) from associated companies	15	206	27	0	187	0	435

Total revenues and other income	52,389	18,682	137,171	16,947	358	(73,652)	151,895

Net operating income (loss)	38,602	10,049	2,226	349	(360)	(101)	50,765

Additions to Intangible assets and Property, plant and equipment *	8,870	9,163	824	127	1,612		20,596

* Excluding changes in asset retirement obligations.

In the first quarter of 2011, the MPR segment included a reversal of an impairment loss related to an intangible asset and a reversal of an onerous contract provision of NOK 0.9 billion and NOK 0.7 billion respectively. These reversals, recognised as reductions of operating expenses, were related to the impact of the pricing reference inherent in a long term US-based LNG sourcing contract combined with improved marketing opportunities due to increased natural gas prices in other parts of the world.

In the first quarter of 2011, the DPI segment included a gain of NOK 5.6 billion in relation to the sale of 40% of the Kai Kos Dehseh oil sands project.

3 FINANCIAL ITEMS AND BONDS

Included in Interest and other finance expenses are fair value effects on interest rate swap positions, which are used to manage the interest rate risk on external loans. For the three months ended 31 March 2012 and 2011 fair value losses of NOK 0.7 billion and NOK 1.0 billion respectively, caused by increased interest rates, were recognised. Interest and other finance expenses for the year ended 31 December 2011 included fair value gains of NOK 6.8 billion on interest rate swap positions due to decreased interest rates.

Statoil Fuel & Retail ASA completed its issuance of NOK 1.5 billion of bonds in the Norwegian bond market on 15 February 2012. The bonds are listed on the Oslo Stock Exchange. The issuance is split between bonds amounting to NOK 1.1 billion maturing in February 2017 and NOK 0.4 billion maturing in February 2019. The purpose of the bond issuance is to refinance parts of Statoil Fuel & Retail ASA's current bank financing, increase the number of funding sources and extend its debt maturity structure. NOK 1.4 billion of the term loan was repaid in March 2012. The term loan, in its entirety, is due for payment in August 2013.

4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2011	407,585	92,674
Additions	21,814	3,712
Transfers	2,471	(2,471)
Disposals	(55)	(171)
Expensed exploration expenditures previously capitalised	0	(347)
Depreciation, amortisation and net impairment losses	(14,531)	(27)
Effect of foreign currency translation adjustments	(8,217)	(3,880)

Balance at 31 March 2012	409,067	89,490

There have been no impairments or reversal of impairments in the quarter. In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and time horizon of cash flows. The base discount rate used is 6.5% real after tax in a 28% tax regime with a 10 year duration. The discount rate is derived from Statoil's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 8-12%, depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. For certain assets a pre-tax discount rate could be outside this range, mainly due to special tax elements (for instance, permanent differences) affecting the pre-tax equivalent.

5 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

In 2012 Statoil has entered into certain new operational lease contracts for drilling rigs, which contribute to an increase in the group's total future leasing commitments. The new drilling rig contracts involve future minimum lease payments of NOK 16 billion and have terms ranging from 4 months to 8 years.

For information concerning disputes with the Nigerian National Petroleum Corporation related to the Production Sharing Contract for Oil Mining Lease (OML) 128 of the unitised Agbami field, with the Angolan Ministry of Finance related to Block 4, Block 15 and Block 17 offshore Angola, and with certain counterparties who have requested arbitration related to gas sales agreement price review claims, reference is made to the annual financial statements for 2011. There have been no significant developments in these matters during the first quarter of 2012.

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

6 SUBSEQUENT EVENTS

In April 2012 Statoil decided to discontinue the company's supplementary (gratuity) part of the early retirement scheme in Norway for employees born after 1953. Gratuity pension arrangements for certain individual contracts will continue. The discontinuance will be recognised in the financial statements in the second quarter of 2012.

In April 2012 Statoil pre-accepted an offer, subject to certain terms and conditions, from Alimentation Couche-Tard Inc. for its 54% shareholding in Statoil Fuel & Retail ASA (SFR). The offer price per share was NOK 53, adjusted for any dividends and other distributions after 31 December 2011. The total proceeds for Statoil's ownership share in SFR is estimated to NOK 8.3 billion, net of dividends. The parties expect to complete the transaction during the second quarter of 2012, subject to the terms and conditions set forth in the offer document. Assuming the transaction closes in the second quarter, the effect on net income is expected within the range of NOK 5.5 and 6.0 billion, dependent on the activity in the interim period.

In April 2012 Statoil closed the agreement with Centrica Resources (Norway) AS and Centrica Norway Limited entered into in November 2011 to sell interests in certain licences on the Norwegian Continental Shelf. The transaction will be recognised in the Development and Production Norway segment in the second quarter of 2012. The consideration has been agreed in the amount of USD 1.5 billion plus a contingent element of up to USD 0.1 billion. The consideration will be adjusted for changes in working capital and for profits from the activity in the licences between the agreed effective date of 1 January 2012 and the final transaction date. The gain from the transaction is currently estimated to be between NOK 7 and 8 billion, dependent on the activity in the interim period. The transaction is subject to the tax exemption rules in the Norwegian Petroleum Tax system and the estimated gain includes a release of deferred tax liabilities related to the transaction.

HSE ACCOUNTING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: May 8, 2012	By:	Name: Torgrim Reitan Title: Chief Financial Officer