Form 20-F
STATOIL ASA
filed 2015-03-19
CIK 1140625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F
(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
Commission file number 1-15200
Statoil ASA
(Exact Name of Registrant as Specified in Its Charter)
N/A
(Translation of Registrant’s Name Into English)
Norway
(Jurisdiction of Incorporation or Organization)
Forusbeen 50, N-4035, Stavanger, Norway
(Address of Principal Executive Offices) Torgrim Reitan Chief Financial Officer Statoil ASA Forusbeen 50, N-4035 Stavanger, Norway Telephone No.: 011-47-5199-0000 Fax No.: 011-47-5199-0050
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary shares, nominal value of NOK 2.50 each	New York Stock Exchange*
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
Ordinary shares of NOK 2.50 each 3,182,914,686	3,188,647,103

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
x Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes x No

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

x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

☐ Yes ☐ No
**This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board x	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes x No

Statoil, Annual Report on Form 20-F 2014    1

2   Statoil, Annual Report on Form 20-F 2014

1 Introduction

1.1 About the report

Statoil's Annual Report on Form 20-F for the year ended 31 December 2014 ("Annual Report on Form
20-F") is available online at www.statoil.com.

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

Statoil, Annual Report on Form 20-F 2014    3

1.2 Key figures and highlights

Statoil publishes financial data in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

(in NOK billion, unless stated otherwise)	For the year ended 31 December
	2014	2013	2012	2011	2010

Financial information
Total revenues and other income3)	622.7	634.5	718.2	670.0	529.9
Net operating income	109.5	155.5	206.6	211.8	137.3
Net income	22.0	39.2	69.5	78.4	37.6
Non-current finance debt	205.1	165.5	101.0	111.6	99.8
Net interest-bearing debt before adjustments	89.2	58.0	39.3	71.0	69.5
Total assets	986.4	885.6	784.4	768.6	643.3
Share capital	8.0	8.0	8.0	8.0	8.0
Non-controlling interest	0.4	0.5	0.7	6.2	6.9
Total equity	381.2	356.0	319.9	285.2	226.4
Net debt to capital employed ratio before adjustments	19.0%	14.0%	10.9%	19.9%	23.5%
Net debt to capital employed ratio adjusted	20.0%	15.2%	12.4%	21.1%	25.5%
Calculated ROACE based on Average Capital Employed before adjustments	2.7%	11.3%	18.7%	22.1%	12.6%

Operational information
Equity oil and gas production (mboe/day)	1,927	1,940	2,004	1,850	1,888
Proved oil and gas reserves (mmboe)	5,359	5,600	5,422	5,426	5,325
Reserve replacement ratio (three-year average)	0.97	1.15	1.01	0.90	0.60
Production cost equity volumes (NOK/boe, last 12 months)	49	44	42	42	38

Share information
Diluted earnings per share NOK	6.87	12.50	21.60	24.70	11.94
Share price at Oslo Stock Exchange on 31 December in NOK	131.20	147.00	139.00	153.50	138.60
Dividend paid per share NOK 1)	7.20	7.00	6.75	6.50	6.25
Dividend paid per share USD 2)	0.97	1.15	1.21	1.08	1.07
Weighted average number of ordinary shares outstanding (in thousands)	3,179,959	3,180,684	3,181,546	3,182,113	3,182,575

(1)

See Shareholder information section for a description of how dividends are determined and information on share repurchases.

The board of directors will propose the 2014 dividend for approval at the Annual General Meeting scheduled for 19 May 2015.

(2)

USD figure presented using the Central Bank of Norway 2014 year-end rate for Norwegian kroner, which was USD 1.00 = 7.43  NOK.

The board of directors will propose the 2014 dividend for approval at the Annual General Meeting scheduled for 19 May 2015.

(3)	Total revenues and other income for 2013 and 2012 are restated. See note 2 Significant accounting policies to the Consolidated financial statements for further details.

4   Statoil, Annual Report on Form 20-F 2014

2 Strategy and market overview

Our strategy for value creation and long-term growth remains firm. However, the profitability of the oil and gas industry continues to be challenged and Statoil’s financial results in 2014 were influenced by the fall in oil prices. Stricter project prioritisation and a comprehensive efficiency programme are showing progress and will improve cash flow and profitability. Our strong financial position provides a firm basis on which to balance capital investment and dividends to shareholders, which we expect to grow in line with our long term earnings.

Last year we outlined the plan to strengthen Statoil’s competitiveness, and we now reinforce our efforts and commitment to deliver on our priorities of high value growth, increased efficiency and competitive shareholder returns. Through our significant flexibility in our investment programme we believe we are well prepared for potential sustained market volatility and uncertainty.

Statoil’s ambition to reduce costs and improve efficiency was presented at the capital markets update (CMU) on 7 February 2014, targeting annual savings of USD 1.3 billion from 2016. At the CMU on 6 February 2015, Statoil announced that it will step up its efficiency programme by 30% with a goal to realise USD 1.7 billion in annual savings from 2016.

Improvement programmes are Statoil’s response to the industrial challenges characterised by escalating cost and declining returns. More specifically, the ambition is to realise positive production effects and cost savings to improve Statoil’s financial results and cash-flows.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See the section Forward-Looking Statements for more information.

2.1 Our business environment

2.1.1 Market overview

Global economic growth picked up only marginally in 2014, to 2.7% from 2.6% in 2013. Growth in OECD has been gaining momentum, driven by the United States. Non-OECD activity slowed in 2014, but remains decent and supportive of overall economic growth and energy demand.

While growth in the United States and the United Kingdom has strengthened as labor markets heal and monetary policy remains very expansive, the recovery has been hesitant in the Eurozone and Japan. Growth in emerging countries slipped to 4.2% in 2014, reflecting both weak external demand and domestic challenges. China is still growing at a healthy pace, but continues on an intended path of gradual deceleration.

Several major forces are at play in the global economy and will continue to affect demand: soft commodity prices; persistently low interest rates, alongside increasingly divergent monetary policies across major economies, and weak world trade. In particular, the sharp decline in oil prices since mid-2014 has supported global economic activity and will continue to do so in 2015.

Continued recovery in the United States, a gradual acceleration of activity in the Eurozone, and receding headwinds to growth among slower-growing emerging economies are expected to lift global growth in 2015 to 3%, according to Statoil’s own research. This rate, which is in line with historic trend growth, is likely to be sustained over the next 10 years, comprising 2% annual growth in the OECD economies and 5% annual growth in non-OECD economies. This means that the globally weighted, geographical point of economic gravity continues to move gradually eastwards and southwards relative to the OECD economies in Europe and North America.

The growing populations in emerging economies represent a strong long-term driver of economic development and energy demand. Global oil demand grew by 0.7 mmbbl per day in 2014. A slowdown in Chinese oil demand growth and weaker fundamentals in Europe and Japan were the main reasons behind the five-year low result. Statoil's research suggests that the annual growth in oil demand will average 1.1 mmbbl per day over the medium-term. Positive growth in non-OPEC supply, in particular from North America, tight oil and other liquids, will continue to put a downward pressure on prices while OPEC maintains its production of 30 mmbbl per day. The weakening of the fundamentals in global oil markets and the slow recovery of the OECD economies and emerging markets are expected to continue to affect markets in 2015. However, prices below USD 50/bbl are expected to lead to a significant reduction in shale oil production growth and the building of global commercial oil stocks will turn to stock draws in the second half of 2015.

Due to a general increase in energy demand and the competitiveness of gas in terms of cost and environmental effects, global gas demand is expected to grow. However, the increase in demand will be impacted by energy and climate policies in key regions and countries. Statoil's research suggests that gas demand will increase by 1% and 2% in Europe and in North America, respectively, during the rest of the current decade, whereas Asia will see a growth of 5% in the same period. Both Europe and Asia will have to depend on imports of LNG, which will help sustain a robust price level. In North America, where a revolution in the shale industry has led to increase in proved reserves and production rates have led to historically low prices, prices are expected to gradually increase as the market situation normalises, though the level will remain below that of European and Asian gas prices.

Statoil, Annual Report on Form 20-F 2014    5

The global economic situation continues to be fragile, with development partly driven by uncertain political environments in key countries and regions, in addition to normal supply and demand factors. Consequently, energy prices could continue to fluctuate considerably in the short to medium-term.

Production to reserve growth continues to remain a key challenge for international oil companies. Balancing the need for short-term production growth with long-term reserve growth is key for long-term success. We believe Statoil's production development is competitive, but industry challenges exist. Increasing competition, tighter fiscal conditions, and high costs pose challenges to accessing new profitable resources. It is anticipated that international oil companies, including Statoil, will pursue a number of measures as a response. Some examples include seeking to diversify portfolios across multiple resource types (onshore and offshore, conventional and unconventional), increasing exploration activities, engaging in active portfolio management, and seeking to improve the profitability of projects and existing assets through cost efficiency programmes.

Going forward, upward pressure on capital and operational expenditures is still expected as companies combat the decline of legacy fields and tackle increasing technical challenges when developing new fields, even if adjustments in the industry undertaken as a response to lower prices could modify this pressure somewhat over the medium-term. Companies that are at the forefront of efficient resource management, as well as the effective development and utilisation of new technology, will be best equipped to meet these challenges.

2.1.2 Oil prices and refining margins

After more than three years of relatively stable prices, 2014 saw the price of Brent crude climb to USD 115 per barrel in June before dropping to USD 55 per barrel at the end of December. Refinery margins increased due to declining crude prices during the second half of the year.

Oil prices

The average price for dated Brent crude in 2014 was USD 98.95/bbl, down almost USD 10/bbl from 2013. Prices fluctuated between approximately USD 106/bbl and approximately USD 110/bbl from January to June, when they increased to an annual high of USD 115.31/bbl in mid-June. From here the prices fell steadily down to USD 100/bbl in mid-August. Here the price hovered for a couple of weeks before breaking through the temporary floor of USD 100/bbl early September and falling steadily to approximately USD 77/bbl in late November. The 166th annual OPEC meeting was held on 27 November and gained a lot of attention. The decision not to cut OPEC production immediately sent the prices downwards, the Brent price ended on a 5 year low of USD 54.98/bbl on 31 December. The futures market for Brent at the Intercontinental Exchange (ICE) was generally in backwardation up until early July when the situation shifted into contango  where it remained for the rest for the year. See the section Terms and definitions for further details.

The price of US WTI crude, as quoted at the Cushing tank farm in Oklahoma, averaged USD 93.28/bbl in 2014, down approximately USD 3/bbl from 2013. The price increased from USD 95.57/bbl at the beginning of the year to USD 103.72/bbl in mid-February. The price fluctuated around USD 100/bbl through May before following the increasing Brent in June when rising sharply to USD 107.53/bbl. From here the price of WTI fell, and while following the Brent price downwards the decrease was periodically slower, closing the differential between WTI and Brent. The WTI price halted at a temporary floor in mid-August at a level around USD 95/bbl, before breaking through and falling rapidly with the Brent towards year-end. On 31 December the WTI price was at USD 53.05/bbl, with approximately USD 2/bbl differential to Brent

Geopolitically, the unrest in Libya continued to play a part in 2014. Political instability and frequent attacks on oil installations by local militia led to production outages during the first half of the year. Political tension in the Ukraine in March and April led to an upward pressure on oil prices due to uncertainty. The EU and the US later imposed sanctions on Russia for their invasion of the Ukraine. In mid-June the jihadist rebel group ISIS bombed the Kirkuk-Ceyhan pipeline in Northern Iraq, marking the start of a campaign that would last throughout 2014. This fuelled concerns for supply disruptions from Iraq. As these fears receded the prices fell during late summer.

The growth in shale oil production in the US came as a surprise to the market and during the third quarter it became clear that there was a growing supply of oil. The paper market of crude oil saw investors leaving in an attempt to secure profit, and the pressure subsequently transferred to the physical market. Refinery maintenance in most regions of the world coincided in that quarter, reducing demand for crude. The concerns over China’s new policies affecting demand growth materialized. The growth in Europe was still slow and with some countries on the borderline of recession there was not much support for the oil price. Oil producing and exporting countries were looking to OPEC to intervene and cut their production in order to stabilize the price, but at the meeting in November, OPEC decided to maintain their current production and the prices continued their free fall. OPEC’s decision to let the market set the price of crude oil marked the change of a 30-year old price regime that may lead to higher volatility in crude prices in the years to come.

The US market was not immune to global oil market dynamics during 2014. Just as Brent crude declined significantly since peaking in June, WTI suffered similar declines. However, due to increased pipeline capacity between Cushing, OK and the US Gulf Coast, Cushing crude stocks declined significantly over 2014, leading to a narrower differential between WTI and Brent. Additional pipeline capacity entering the market in 2014 continued to ease the pipeline logistics constraints between northern US and West Texas producing areas and coastal demand regions. While there were no fundamental change in the US government’s stance regarding crude exports, crude and condensate exports, primarily to Canada, increased to levels not seen since the 1980s. These exports provided a welcome relief for producers seeking access to higher value waterborne crude markets.

Refinery margins

Refinery margins in Northwest Europe, as calculated against dated Brent crude, were rather weak during the first quarter. This was due in part to a mild winter. There was also specific strength in the Brent market caused by trade in Forties crude, a component in the Brent, Forties, Oseberg, Ekofisk (BFOE) system that sets dated Brent. Refineries saw better margins from Russian Urals crude. Margins stayed rather weak through the second quarter, due to an

6   Statoil, Annual Report on Form 20-F 2014

overflow of diesel imports from Russia and the US Gulf. On the other hand, naphtha margins were quite strong on export opportunities into Asia. In the third quarter, margins improved significantly, mainly driven by gasoline. This was in particular caused by a lack of octane components, some of which had been exported separately to China. Also, the physical Brent market started to weaken, and price differentials for other crudes came off vs. Brent. These factors continued into the fourth quarter, resulting in margins above normal in November. A major reason for this strength was that China ran its vast refining capacity at low utilization rates. They seemed to run only to cover domestic diesel demand, which was stalling. That allowed for exports from Europe for lighter products like gasoline, naphtha and LPG, for which there was demand growth. Europe saw two new refinery closures, one in Italy and one in the UK. European diesel demand was strong, partly due to an upcoming shift from heavy fuel oil to diesel as shipping fuel in the North Sea and Baltics from
1 January 2015. Stationary fuels like heating oil and heavy fuel oil experienced further declines.

2.1.3 Natural gas prices

Natural gas prices in Europe have fallen in 2014 as a result of weak demand and a healthy supply picture boosted by increased LNG availability, due to a weakened Asian Spot LNG market. In North America prices in 2014 averaged 17% higher than in 2013.

Gas prices - Europe

The European natural gas price level was 20% lower in 2014 as prices averaged USD 8.2/mmbtu compared to USD 10.3/mmbtu in 2013. Gas consumption in EU28 declined by 12%. Domestic European production excluding Norway fell from 152 bcm to 137 bcm.

Norwegian pipeline exports were at 102 bcm roughly the same as last year. Total European LNG imports (Turkey and Israel excluded) were with 53 bcm at the same level as last year's imports. The level of re-exports increased by 63%. Total liquefaction was at 329 bcm in line the production seen in the past 3 previous years. The demand growth in Asian countries, which only resulted in a marginal increase in import of LNG, is no longer strong enough to offset the declining consumption trend in Europe. A possible restart of some Japanese nuclear power plants this year could further weaken Asian demand growth.

Further increase in renewable power generation capacity impacted the power markets and gas-to-power demand fell. However, the gas-to-power segment is now close to a floor minimum level.

Gas prices - North America

Supply growth has been a regular feature of the natural gas market in recent years, but in 2014 demand was able to absorb that supply, keeping storage below normal levels. Average cash prices were boosted to over USD 4/mmbtu for the first time since 2010.

The race between demand and supply growth favored demand early in 2014, but shifted toward supply for the remainder of the year. Production growth was the fastest in years, as 34 bcm was added at the wellhead. South Marcellus became the fastest growing supply basin. Cold weather in the first quarter started the year on a bullish note, driving Henry Hub prices above USD 5/mmbtu and lowering inventories to the lowest in a decade. Once the winter was over, supply growth and rebuilding stocks were the main story for 2014.

The trends of 2014 continued into 2015, with a weak start, with strong supply and inventories close to normal at the start of the year. By 2016 and later this decade a number of factors are expected to be more bullish: LNG export projects are expected to start up, gas should make gains at coal's expense in the power sector, industrial demand is expected to rise and the supply side will need to turn to incrementally higher cost reserves. North American gas prices are expected to appreciate as a result, though remaining below Asian and European levels.

2.2 Our corporate strategy

Statoil aims to grow and enhance value through its technology-focused upstream strategy, supplemented by selective positions in the midstream and in low-carbon technologies.

Statoil's top priorities remain to conduct safe and reliable operations with zero harm to people and the environment, and to deliver profitable production growth through disciplined investments and prudent financial management with competitive redistribution of capital to shareholders. To succeed going forward we continue to focus strategically on the following:

•          Sustaining leading exploration company performance

•          Taking out the full value potential of the Norwegian continental shelf (NCS)

•          Strengthening our global offshore positions

•          Maximising the value of our onshore positions

•          Creating enhanced value from midstream solutions

•          Continuing portfolio management to enhance value creation

•          Utilising oil and gas expertise and technology to open up new renewable energy opportunities

Statoil, Annual Report on Form 20-F 2014    7

Sustaining leading exploration company performance

Results from the 2014 exploration programme are a product of our focus on three exploration strategy pillars:

•          Early access at scale:  We focused on accessing frontier acreage over the last few years and have been an early mover in several areas. In 2014, we accessed significant acreage positions in Algeria, Australia, Colombia, New Zealand and Norway; access to new acreage in Myanmar and New Zealand are pending final approval from the respective host governments.

•          Deepen core positions: We secured more acreage in potential clusters such as Brazil, the US Gulf of Mexico, and the UK continental shelf, where Statoil was awarded 12 licences. On the NCS, we continue to deepen our position by acreage Award in the Predefined Areas (APA) and to test new opportunities and maintain high focus on growth and infrastructure lead exploration (ILX) wells with significant potential.

•          Drill significant targets: We continued to focus on drilling large targets, leading to the Piri-1 discovery, the fifth high-impact discovery and seventh overall in Tanzania’s Block 2.

The exploration collaboration with Rosneft in Russia has continued. Sanctions have affected the progress of our projects, however we are in continuous dialogue with authorities to ensure that we remain sanctions compliant. See section Risk review – Risk factors – Risk related to our business for further details.

To sustain leading exploration performance long-term, we aim to deepen positions in prolific basins, actively pursue play-opening opportunities, and balance a continued high activity level with selective access and focus on efficiency and capital discipline.

Taking out the full value potential of the Norwegian continental shelf (NCS)

The NCS remains a prolific and productive oil and gas province where only half of the resources have been produced.

In 2014 Statoil began production from the Gudrun field and three fast track projects (Svalin, Fram H-Nord and Vilje Sør). Valemon came on stream in the North Sea on 3 January 2015. We submitted the Plan for Development and Operations (PDO) of the Gullfaks Rimfaksdalen project in December 2014 and of the Johan Sverdrup project in February 2015. Over the next ten years, Statoil aims to bring on stream new production from a combination of:

•          Developments of larger discoveries, including the Aasta Hansteen, Gina Krog, Gullfaks Rimfaksdalen, Johan Castberg and Johan Sverdrup projects, which are expected to contribute considerably to Statoil's future production.

•          Developments of a number of smaller discoveries close to established infrastructure.

•          Development of high value oil recovery (IOR) projects, delivering towards Statoil’s ambition of 60% average oil recovery on Statoil-operated NCS oil fields.

In addition to IOR, improving operational performance and continued high production efficiency are measures to increase the value potential of Statoil’s operated assets.

Strengthening our global offshore positions

Statoil's international oil and gas production has increased from around 100,000 boe to around 740,000 boe per day since the year 2000. Statoil has established a presence in a number of countries and built a strong portfolio of assets outside Norway. To further enhance the materiality of our international portfolio, we are focusing on potential offshore clusters. Clusters are areas that make a material contribution to total production and value creation, where Statoil holds operatorships and has a mix of assets in different stages of development, and where we possess considerable expertise, both below and above ground. Through the cluster focus, our goal is to achieve greater economies of scale, capture synergies and thereby increase profitability.

Our potential clusters are located in some of the most attractive basins in the industry, including:

•          Brazil; where Peregrino is already operational. In the future, we will focus on further developing the Peregrino area and maturing our exploration portfolio. The PDO for the Peregrino Phase II project was submitted to Brazilian authorities in January 2015.

•          Angola;  where exploration potential remains and where we already have non-operated production. Statoil has taken a time-out in the Kwanza exploration drilling programme, as a consequence a rig contract was cancelled. Regarding non-operated production, the CLOV project (Block 17) was commissioned.

•          Tanzania; which emerged as a new potential cluster in 2012, and where we made two additional discoveries in 2014. Planning of an LNG plant is being progressed with our partners.

•          East Coast Canada; emerged as a new potential cluster in 2013 with two discoveries including the significant discovery Bay du Nord; further prospects will be tested in the Flemish Pass and adjacent areas. Statoil already has non-operated production in East Coast Canada.

•          US Gulf of Mexico; where exploration potential remains and where we already have non-operated production. Investment decision was taken for the Stampede project located in the “Grand Canyon” region while oil and natural gas production started from the partner-operated Jack/St-Malo project.

Maximising the value of our onshore positions

Our onshore positions are dominated by our diverse unconventional resources portfolio in North America. It includes operated and non-operated leases in the shale gas and tight oil basins of Marcellus, Eagle Ford and Bakken in the US. In addition, we became the 100% owner and operator for two Kai Kos Dehseh (KKD) lease areas, Leismer and Corner, in the Athabasca region in Alberta, Canada after agreeing to swap oil sands assets with PTTEP in 2014. We postponed making an investment decision on the Corner expansion project.

8   Statoil, Annual Report on Form 20-F 2014

Our priorities in the unconventional resources space include:

•          Delivering a safe and profitable production ramp-up

•          Taking care of the communities we are entrusted with

•          Leveraging rapid application of new technology to maximise value creation

•          High grading acreage holdings to strengthen current upstream positions

•          Demonstrating operational excellence and world class stakeholder management

•          Striving for seamless value chain integration and superior price realisation

Creating enhanced value from midstream solutions

The dynamics of the gas markets in Europe are changing. There is a development towards a more liberalised market with new players and increased competition. Our European gas reserves are located close to the European markets, we have flexible production capabilities and transportation systems, and our commercial experience in gas sales and trading has a proved track record. This puts us in a unique position to take advantage of the evolving European gas markets.

•          In the short-term, we are making considerable efforts to maximise the value of our gas in this market.

•          In the medium to long-term, we will continue to promote gas as an important part of meeting European objectives for energy security and emission reductions. We strongly believe that natural gas is the most cost-effective bridge to a low-carbon economy.

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

Continuing portfolio management to enhance value creation

By being proactive, we intend to further enhance our portfolio in the years ahead, so that it will ultimately be more valuable, more robust and more sustainable towards 2050. The strategic focus in these endeavours will be to provide financial flexibility, access exploration acreage and unconventional resources, secure operatorships, build cluster positions, manage asset maturity, de-risk positions and demonstrate the intrinsic value of the portfolio.

Announced transactions in 2014 include the sale of interests in licences on the NCS to Wintershall, farming down a portion of our non-operated US southern Marcellus acreage to Southwestern, sale of a 10% interest in the Shah Deniz project and the South Caucasus Pipeline to BP and SOCAR and sale of the remaining interests in the Shah Deniz field and South Caucasus Pipeline to PETRONAS. These transactions further underpin our ability to release capital for profitable redeployment.

Utilising oil and gas expertise and technology to open new renewable energy opportunities

Growing demand for clean energy is creating new renewable and low-carbon technology business opportunities. Our core capabilities and expertise put us in a position to seize these opportunities in two specific areas: offshore wind and carbon value chains.

In 2014, we sanctioned the Dudgeon Offshore Windfarm off the coast of Norfolk, UK. In addition, we continued developing the proprietary Hywind floating offshore wind concept. Our ambition is to play an active role in reducing costs and making offshore wind profitable, ultimately without government subsidies or support.

Developing competences within carbon value chains represents a key opportunity for reducing carbon emissions and building new business models in the transition to a low carbon world. Statoil continues to build competence and experience in carbon capture, transportation, storage and utilisation by our engagements in the world-class Technology Centre Mongstad CO2 test site.

2.3 Our technology

We continuously develop and deploy innovative technologies to ensure safe and efficient operations and to deliver on our strategic objectives.

We believe that technology is a critical success factor in the business environment where we operate. In addition to requiring capital efficiency, this environment is characterised by a broad and complex opportunity set, stricter demands on our licence to operate and tougher competition. In this context, technology is increasingly important for resource access and value creation. Our technology development activities aim to reduce field development, drilling and operating costs.

We utilise a range of tools for the development of new technologies where choice of tool is dependent on strategic importance of technology for us and our position related to Intellectual property. Our toolbox includes:

•          In-house research and development (R&D)

•          Collaborative development projects with our major suppliers

•          Project related development as part of our field development activities

•          Direct investment in technology start-up companies through our Statoil technology invest venture activities

•          Invitation to open innovation challenges as part of Statoil Innovate

Statoil, Annual Report on Form 20-F 2014    9

Our track record demonstrates our ability to overcome significant technical challenges through the development and deployment of innovative technologies. Our technology strategy, "Putting technology to work", supports our business strategy and strengthens our position as a technology-driven upstream company. It is based on three main principles:

•          Prioritising business-critical technologies

•          Strengthening our licence to operate

•          Expanding our capabilities

Prioritising business-critical technologies - in order to deliver on our strategic objectives we have increased our focus on upstream technologies, primarily in the areas of Exploration, Reservoir and Drilling and Well.

Strengthening our licence to operate - in order to maintain our licence to operate we continuously focus on technologies for safe, reliable and efficient operations. As part of our focus on sustainability issues we are committed to developing and implementing energy-efficient and environmentally sustainable solutions.

Expanding our capabilities - success in a highly competitive environment requires the ability to build on our competitive advantages, stimulate innovation and take a long-term view on selected potentially high-impact technology ventures. Of particular importance is our collaborative way of working with partners and suppliers on a global basis.

In 2014 we qualified a record number of new technologies for internal use and implementation on our operating assets. In addition we met our target for implementation of proved technologies with high value creation impact across multiple assets.

2.4 Group outlook

Our plans address the current environment while continuing to invest in high-quality projects. We reinforce our efforts and commitment to deliver on our priorities of high value growth, increased efficiency and competitive shareholder return.

•       Organic capital expenditures for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 18 billion, compared to USD 19.6 billion in 2014.

•       Statoil will continue to mature the large portfolio of exploration assets and estimates a total exploration activity level at around USD 3.2 billion for 2015, excluding signature bonuses.

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 1.7 billion from 2016.

•       Our ambition is to maintain ROACE  (Return on Average Capital Employed) at 2013 level adjusted for price and currency level, and to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2014 - 2016 organic production growth is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments.

•       The equity production development for 2015 is estimated to be around 2% CAGR from a 2014 level rebased for divestments.

•       Scheduled maintenance activity  is estimated to reduce equity production by around 45 mboe per day for the full year 2015, of which the majority is liquids.

•       Indicative PSA (Production Sharing Agreement) effect and US royalties are estimated to around 160 mboe per day in 2015 based on an oil price of USD 60 per barrel and 190 mboe per day based on an oil price of USD 100 per barrel.

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See the section Forward-Looking Statements for more information.

10   Statoil, Annual Report on Form 20-F 2014

3  Business overview

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

In the 1970s, Statoil commenced its own operations, made important discoveries and began oil refining operations, which have been of great importance to the further development of the NCS.

Statoil grew substantially in the 1980s through the development of large fields on the NCS (Statfjord, Gullfaks, Oseberg, Troll and others). Statoil also became a major player in the European gas market by securing large sales contracts for the development and operation of gas transport systems and terminals. During the same decade, we were involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations.

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

In 2010, we carried out an initial public offering of Statoil Fuel & Retail ASA on the Oslo stock exchange (Oslo Børs), partially divesting and reducing our interest in the business relating to service stations. In 2012, all of the remaining shares in Statoil Fuel & Retail ASA were divested.

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

Statoil's head office is located in Stavanger, Norway. We have business operations in more than 30 countries and have more than 22,500 employees worldwide.

Statoil is the leading operator on the Norwegian continental shelf (NCS) and is also expanding its international activities. Statoil is present in several of the most important oil and gas provinces in the world. In 2014, 39% of Statoil's equity production came from international activities and the company also holds operatorships internationally.

Our access to crude oil in the form of equity, governmental and third party volumes makes Statoil a large net crude oil seller, and Statoil is the second-largest supplier of natural gas to the European market. Processing and refining are also part of our operations. Statoil is also participating in projects that focus on other forms of energy, such as offshore wind and carbon capture and storage, in anticipation of the need to expand energy production, strengthen energy security and combat adverse climate change.

Statoil's business address is Forusbeen 50, N-4035 Stavanger, Norway. Its telephone number is +47 51 99 00 00.

Statoil, Annual Report on Form 20-F 2014    11

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

Improvement programmes

Statoil’s ambition to reduce cost and improve efficiency was presented at the capital markets update (CMU) on 7 February 2014, targeting annual savings of USD 1.3 billion annual per year from 2016. At the CMU on 6 February 2015, we announced that we will step up our efficiency programme by 30% with a target to realise USD 1.7 billion in annual savings from 2016.

Improvement programmes are Statoil’s response to the industrial challenge characterised by escalating cost and declining returns. More specifically, the ambition is to realise positive production effects and capex and operating cost savings to improve financial results and cash-flows.

3.4 Corporate structure

Statoil's operations are managed through the following business areas:

Development and Production Norway (DPN)

DPN comprises our upstream activities on the Norwegian continental shelf (NCS). DPN aims to continue its leading role and ensure maximum value creation on the NCS. Through excellent HSE and improved operational performance and cost, DPN strives to maintain and strengthen Statoil's position as a world- leading operator of producing offshore fields. DPN seeks to open new acreage and to mature improved oil recovery and exploration prospects. New and existing fields are primarily developed using an industrial approach, in which speed of delivery and cost improvements through standardisation and repeated use of proved solutions are key elements.

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

12   Statoil, Annual Report on Form 20-F 2014

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

Statoil, Annual Report on Form 20-F 2014    13

3.5 Development and Production Norway (DPN)

3.5.1 DPN overview

Development and Production Norway (DPN) consists of our exploration, field development and operational activities on the Norwegian continental shelf (NCS).

In 2014 we had Statoil-operated assets in the North Sea, the Norwegian Sea and the Barents Sea, and we also operate a significant number of exploration licences.

Statoil's equity and entitlement production on the NCS was 1,184 mboe per day in 2014. That was about 68% of Statoil's total entitlement production and 61% of Statoil's equity production. In 2014, our daily production of oil and natural gas liquids (NGL) on the NCS was 588 mboe, and our average daily gas production on the NCS was 95 mmcm (3.3 bcf). Acting as operator, Statoil is responsible for approximately 70% of all oil and gas production on the NCS.

DPN has organised the production operations into four business clusters: Operations North (Barents Sea) located in Harstad, Operations Mid-Norway (Norwegian Sea) located in Stjørdal near Trondheim, Operations West (North Sea) located in Bergen and Operation South (North Sea) located in Stavanger. Partner-operated fields cover the entire NCS and are internally included in the Operations South business cluster.

On 1 July 2014, DPN merged the former business clusters: Operations North Sea West and Operations North Sea East into Operations West.

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

14   Statoil, Annual Report on Form 20-F 2014

Key events and portfolio developments in 2014:

•          Statoil was awarded interests in 11 production licences in the Awards in Predefined Areas 2014 (APA 2014) on the NCS and will be the operator in seven of the licences.

•          In April 2014, Statoil announced the start-up of production at the Gudrun oil and gas field in the North Sea.

•          Statoil announced production start-up on fast track projects Svalin M in March and Svalin C in September, Vilje Sør in April and Fram H Nord in September 2014.

•          17 turnarounds were carried out according to plan during 2014.

•          Huldra production was permanently shut down 3 September. The field will be fully decommissioned prior to 2021.

•          In November 2014, Statoil, together with the licence partners, decided to adjust the project plan of the Snorre 2040- project by delaying the planned date for the decision making point DG2 from March 2015 to October 2015.

•          Plan for Development and Operations (PDO) for the Gullfaks Rimfaksdalen Fast track project was submitted to the Ministry of Petroleum and Energy (MPE) on 16 December 2014.

•          An extensive exploration drilling program in 2014 resulted in 29 completed wells, of which 20 Statoil acted as operator with 14 discoveries.

•          The Johan Sverdrup partners have agreed to recommend Statoil as operator for all phases of the field. The PDO for phase 1 of the project was submitted to the MPE in February 2015.

•          The 2014 sales transaction with Wintershall for farm down in Aasta Hansteen, Asterix and Polarled and the sale of the non-core Vega and Gjøa fields on NCS was closed in December. Through this transaction Statoil was able to monetise a portion of its investment in the Aasta Hansteen field development project, while retaining the operatorship and a 51% equity share.

The profitability of our industry continues to be challenged. Statoil’s response to the industrial challenge characterised by escalating cost and declining returns is addressed in the section Strategy and market overview.

3.5.2 Fields in production on the NCS

In 2014, our total production of entitlement liquids and gas was 1,184 mboe per day, compared to 1,217 mboe per day in 2013.

The following table shows DPN's average daily entitlement production of oil, including NGL and condensates, and natural gas for the years ending 31 December 2014, 2013 and 2012. Field areas are groups of fields operated as a single entity.

	For the year ended December 31,
	2014			2013			2012
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas
Area production	mbbl	mmcm	mboe/day	mbbl	mmcm	mboe/day	mbbl	mmcm	mboe/day

Operations North	36	7	80	24	5	56	22	6	60
Operations Mid	126	17	235	126	15	222	158	17	266
Operations West	264	43	535	290	48	589	303	55	651
Operations South	107	11	177	94	12	167	93	13	177
Partner Operated Fields	55	16	157	58	20	182	49	21	181

Total	588	95	1,184	591	99	1,217	624	113	1,335

Statoil, Annual Report on Form 20-F 2014    15

The following table shows the NCS production by fields and field areas in which we were participating as of 31 December 2014. Field areas are groups of fields operated as a single entity.

Business cluster	Geographical area	Statoil's equity interest in % (1)	Operator	On stream	Licence expiry date		Average daily production in 2014 mboe/day

Operations West
Kvitebjørn	The North Sea	39.55	Statoil	2004	2031		65.5
Visund	The North Sea	53.20	Statoil	1999	2034		34.8
Gullfaks	The North Sea	51.00	Statoil	1986	2036		75.2
Gimle	The North Sea	65.13	Statoil	2006	2034	(2)	0.7
Grane	The North Sea	36.66	Statoil	2003	2030		36.0
Veslefrikk	The North Sea	18.00	Statoil	1989	2020	(3)	2.9
Huldra	The North Sea	19.88	Statoil	2001	2015	(4)	0.9
Volve	The North Sea	59.60	Statoil	2008	2028		8.3
Troll Phase 1 (Gas)	The North Sea	30.58	Statoil	1996	2030		152.8
Troll Phase 2 (Oil)	The North Sea	30.58	Statoil	1995	2030		39.3
Fram	The North Sea	45.00	Statoil	2003	2024		21.1
Fram H Nord	The North Sea	49.20	Statoil	2014	2024		1.3
Vega Unit	The North Sea	0.00	Statoil	2010	2035	(5)	13.9
Oseberg	The North Sea	49.30	Statoil	1988	2031		77.8
Tune	The North Sea	50.00	Statoil	2002	2032	(6)	3.9

Total Operation West							534.6

Operations North
Alve	The Norwegian Sea	85.00	Statoil	2009	2029		13.1
Norne	The Norwegian Sea	39.10	Statoil	1997	2026		5.9
Urd	The Norwegian Sea	63.95	Statoil	2005	2026		19.5
Snøhvit	The Barents Sea	36.79	Statoil	2007	2035		41.7

Total Operations North							80.2

Operations South
Statfjord Unit	The North Sea	44.34	Statoil	1979	2026		35.9
Statfjord Nord	The North Sea	21.88	Statoil	1995	2026		1.1
Statfjord Øst	The North Sea	31.69	Statoil	1994	2026	(7)	1.4
Sygna	The North Sea	30.71	Statoil	2000	2026	(7)	0.2
Snorre	The North Sea	33.32	Statoil	1992	2015	(8)	31.1
Tordis area	The North Sea	41.50	Statoil	1994	2024		5.6
Vigdis area	The North Sea	41.50	Statoil	1997	2024		16.6
Sleipner Øst	The North Sea	59.60	Statoil	1993	2028		10.4
Sleipner Vest	The North Sea	58.35	Statoil	1996	2028		50.8
Gungne	The North Sea	62.00	Statoil	1996	2028		6.6
Gudrun	The North Sea	51.00	Statoil	2014	2028		17.5

Total Operations South							177.1

16   Statoil, Annual Report on Form 20-F 2014

Business cluster	Geographical area	Statoil's equity interest in % (1)	Operator	On stream	Licence expiry date		Average daily production in 2014 mboe/day

Operations Mid-Norway
Njord	The Norwegian Sea	20.00	Statoil	1997	2021	(9)	4.3
Hyme	The Norwegian Sea	35.00	Statoil	2013	2014	(10)	3.0
Tyrihans	The Norwegian Sea	58.84	Statoil	2009	2029		52.2
Heidrun	The Norwegian Sea	13.04	Statoil	1995	2024	(11)	9.6
Åsgard	The Norwegian Sea	34.57	Statoil	1999	2027		95.6
Mikkel	The Norwegian Sea	43.97	Statoil	2003	2020	(12)	15.7
Kristin	The Norwegian Sea	55.30	Statoil	2005	2033	(13)	23.7
Morvin	The Norwegian Sea	64.00	Statoil	2010	2027		25.3
Yttergryta	The Norwegian Sea	45.75	Statoil	2009	2027	(14)	5.5

Total Operations Mid-Norway							234.9

Partner Operated Fields
Skarv	The Norwegian Sea	36.17	BP Norge AS	2013	2033	(15)	46.3
Ormen Lange	The Norwegian Sea	25.35	Shell	2007	2041	(16)	68.5
Vilje	The North Sea	28.85	Marathon Oil	2008	2021		5.3
Gjøa	The North Sea	0.00	GDFSuez	2010	2028	(6)	5.2
Ekofisk area	The North Sea	7.60	ConocoPhillips	1971	2028		14.2
Ringhorne Øst	The North Sea	14.82	ExxonMobil	2006	2030		1.8
Sigyn	The North Sea	60.00	ExxonMobil	2002	2022		3.3
Marulk	The North Sea	50.00	Eni Norge AS	2012	2025		12.2

Total Partner Operated Fields							156.9

Total							1,183.6

(1)     Equity interest as of 31 December 2014.

(2)     PL120B expires in 2034 and PL050DS expires in 2023.

(3)     PL052 expires in 2020 and PL053 in 2031.

(4)     Production shut down September 3, 2014.

 (5)    The 2014 Statoil farm out transaction with Wintershall completed
1 December 2014. (Full exit Gjøa PL153 and 153B and Vega PL248, 248B and 090C). Transfer of Vega operatorship from Statoil to Wintershall. Subject to government approval.

(6)     PL034 expires in 2020. PL053 expires in 2031 and PL190 in 2032.

(7)    PL037 expires in 2026 and PL089 expires in 2024.

(8)     PL089 expires in 2024 and PL057 expires in 2015.

(9)     PL107 expires in 2021 and PL132 expires in 2023.

(10)    Application for license extension for PL348 to 2033 is under preparation.

(11)    PL095 expires in 2024 and PL124 expires in 2025.

(12)    PL092 expires in 2020 and PL121 expires in 2022.

(13)     PL134B expires in 2027 and PL199 expires in 2033.

(14)     PL062 expires in 2027 and PL159 expires in 2029, however,
 Yttergryta has shut down and volumes in 2014 are redelivery of commercial volumes from Smørbukk CO2 blending.

(15)     PL212/262 expires in 2033 and PL159 expires in 2029.

(16)     PL209/250 expires in 2041 and PL208 expires in 2040.

The following sections provide information about the main producing assets. See the section Financial review - Operating and financial review - DPN profit and loss analysis for a discussion of results of operations for 2014, 2013, and 2012.

Statoil, Annual Report on Form 20-F 2014    17

3.5.2.1 Operations North

The main producing field in the Operations North area is the Snøhvit field.

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

Snøhvit (Statoil interest 36.79%) was the first field developed in the Barents Sea. It is one of the first major developments using onshore production facilities. All offshore installations are subsea. The natural gas is transported to shore through a 143 km long pipeline and then processed at our Liquefied Natural Gas (LNG) plant on Melkøya. The LNG was shipped to customers in Europe, Asia, North and South America in tankers. The CO2 in the feed-gas from Snøhvit and Albatross is removed due to freezing constraints in the process system. To reduce carbon dioxide emissions to the air the removed CO2 is liquefied, transported through a pipeline, and then injected into a storage reservoir in Snøhvit.

The LNG plant produced according to plan in 2014. A turnaround was performed according to plan in the period of May 2nd to June 13th. The Snøhvit licence has implemented the improvement project "Closing the Gap." The main objectives for the project are focus on increased production efficiency and plant integrity, improved HSE results, enhanced cost efficiency and intensified expertise throughout the Snøhvit organisation.

Norne (Statoil interest 39.10%) is an oil field located about 80 kilometres north of Heidrun in the Norwegian Sea. The field has been developed using a floating production, storage and offloading vessel (FPSO) connected to subsea templates. Gas is exported through a dedicated pipeline to the Åsgard Transport System (ÅTS) and further to Kårstø. Alve, Marulk, Urd and Skuld are tie-in fields connected to the Norne FPSO.

Skuld (Statoil interest 63.95%) is a Statoil operated field located outside the Norne FPSO and consists of the Fossekall and Dompap reservoirs. Skuld is one of the largest fast-track developments, and production start-up was March 2013. The field is currently producing from the Fossekall and Dompap reservoirs.

3.5.2.2 Operations Mid-Norway

The main producing fields in the Operations Mid-Norway area are Åsgard, Morvin, Kristin and Tyrihans.

The region is characterised by petroleum reserves located at water depths of between 250 and 500 metres. The reserves are partly under high pressure and at high temperatures. These conditions have made development and production more difficult, challenging the participants to develop new types of platforms and new technology, such as floating processing systems with subsea production templates.

The Åsgard field development (Statoil interest 34.57%) includes the Åsgard A production and storage ship for oil, the Åsgard B semi-submersible floating production platform for gas, and the Åsgard C storage vessel for condensate. Gas from the field is piped through the ÅTS to the processing plant at Kårstø. Oil produced at the Åsgard A vessel and condensate from the Åsgard C storage vessel are shipped from the field in shuttle tankers.

Mikkel (Statoil interest 43.97%) is a gas and condensate field developed with two subsea templates tied back to Åsgard B.

Morvin (Statoil interest 64.00%) is developed with two subsea templates. The well stream of oil and gas is tied back to Åsgard B for processing.

Heidrun (Statoil interest 13.04%) is developed with a floating concrete tension leg platform. The oil is transferred to shuttle tankers at the field and shipped to Mongstad in Norway and Tetney in the UK. Gas from Heidrun transported in an own pipe line provides the feedstock for the methanol plant at Tjeldbergodden in Norway. Additional gas volumes are exported through the ÅTS to the gas processing facility at Kårstø.

Kristin (Statoil interest 55.30%) is a gas and condensate field. The Kristin development is the first high-temperature/high-pressure (HTHP) field developed with subsea installations. The pressure and temperature in the reservoir are among the highest of all developed fields on the NCS. The stabilised condensate is exported to Åsgard C storage vessel, and the rich gas is transported via the ÅTS to the gas processing facility at Kårstø.

Tyrihans (Statoil interest 58.84%) is a subsea development with five templates. The well stream of oil and gas is tied back to Kristin for processing. Tyrihans receives seawater injection from Kristin and gas injection from Åsgard B.

The Njord field (Statoil interest 20.00%) has been developed with a floating steel platform, Njord A, which has an integrated deck with drilling and processing facilities, as well as living quarters. The oil is transported from a storage vessel, Njord B, with shuttle tankers. The gas is transported through the ÅTS to Kårstø. The Njord A platform was kept shut down after a planned turnaround in September 2013 due to structural integrity issues. Designing the necessary reinforcements and planning of prefabrication as well as installation started in November 2013. Extensive reinforcement work was carried out

18   Statoil, Annual Report on Form 20-F 2014

during first half of 2014, and production was temporary resumed in July 2014. The temporary production period is expected to last until medio 2016, there will not be any drilling activity in this period. The project “Njord Future” has been established to secure long term production from Njord and Hyme.

Hyme (Statoil interest 35.00%) was developed as a fast track project with a standard subsea template with four well slots. Hyme has one production well and one water injection well, both tied to the Njord facilities, and started production in the first quarter of 2013.

3.5.2.3 Operations West

The main producing fields in the Operations West area are Troll, Oseberg, Gullfaks, Kvitebjørn, Visund and Grane

Operation West produces approximately half of Statoil’s equity production in Norway. Our main focus is on increasing and prolonging production in the area, giving priority to increased oil recovery, exploration and new field developments.

Troll (Statoil interest 30.58%) is the largest gas field on the NCS and a major oil field. The Troll field is split into three hydrocarbon-bearing regions connected to three platforms: Troll A, B and C. The Troll gas is mainly exported and produced at the Troll A platform, while oil is mainly produced at Troll B and C. Oil is transported in pipelines to Mongstad. The condensate is separated from the gas, and transported by pipeline to the Sture and Mongstad terminals. The gas is transported to the gas treatment plant at Kollsnes and the dry gas is then transported in Zeepipe pipelines to Germany.

In February 2014, Troll replaced two inoperative electric motors driving the Troll A export compressors with an interim motor. The permanent replacement for the motor was installed and became operational early October 2014.

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

The drilling upgrade project at Oseberg Field Center was completed in 2014 after a long drilling stop. Drilling operations recommenced in the summer of 2014. All platforms in the Oseberg area had a turnaround in the spring with startup in May 2014. The Tender Support Vessel (TSV) project at Oseberg Øst was sanctioned and is expected to arrive in the summer of 2015.

Gullfaks (Statoil interest 51.00%) has been developed with three large concrete production platforms. Oil is stored at the Gullfaks A and C platforms before being loaded onto custom-built shuttle tankers on the field. Associated gas is piped to the Kårstø gas processing plant and then on to continental Europe. Since production started on Gullfaks in 1986, five satellite fields have been developed with subsea wells that are remotely controlled from the Gullfaks A and C platforms.

Oil and gas production was as expected in 2014. Currently, drilling of the new Gullfaks South Increased Oil Recovery (GSO IOR) project wells is  ongoing. Operations on the satellites will continue with two mobile rigs until August 2015.

Replacing of the offshore loading buoys was finalized in 2014. The Gullfaks Rimfaksdalen Plan for development and operation (PDO) was submitted in 2014. The projects Gullfaks C Subsea compressor, Gullfaks B Drilling Upgrade and Gullfaks South IOR are all planned to be finalized in 2015.

Turnarounds at Gullfaks A and B in May/June 2014 where conducted on time and cost. A turnaround on Gullfaks C is planned in 2015.

Kvitebjørn  (Statoil interest 39.55%) is a gas and condensate field, where gas and condensate from the Kvitebjørn platform are transported through pipelines to Kollsnes and Mongstad, respectively. The Kvitebjørn platform processing has been expanded by a compressor module, and re-compression of the gas is expected to increase the expected production of gas and condensate, thereby increasing the recovery rate from the reservoir. Start-up of the module  was in September 2014.

Visund  (Statoil interest 53.20%) is an oil and gas field development that includes a floating drilling, production and living quarter units and two subsea templates, in the northern and southern parts of the field. Production from the Visund South template started in the fourth quarter of 2012 and production from the Visund North template started in the fourth quarter of 2013.

Grane (Statoil interest 36.66%) is Statoil's largest producing heavy oil field. Oil from Grane is piped to the Sture terminal, where it is stored and shipped. In January 2014 gas import was re-opened for injection in the reservoir with the aim of reducing pressure decline.

The Svalin field development (Statoil interest 57.0%) is one of Statoil’s fast track projects, with production start-up in 2014. Statoil is operator, while Petoro and ExxonMobil are patners. The field has a tie back to the Grane platform. Svalin M is a well drilled from the Grane platform, while Svalin C is a sub-sea solution with a six kilometer long flowline to the Grane platform.

The Heimdal platforms (Statoil interest 29.44%) where preparing for the reception of rich gas from the Valemon field during the fourth quarter of 2014 and are therefore being upgraded for lifetime extension. Valemon conceded production in January 2015. In parallel, a modular drilling rig has been successfully  installed in order to plug and abandon all 12 wells at the Heimdal main reservoir.

Statoil, Annual Report on Form 20-F 2014    19

Volve (Statoil interest 59.60%) has successfully increased the proven reserve via a drilling program in 2014. This tail end field managed to plan and approve a well within six weeks, and production is now expected to run to the first quarter in 2016. Rich gas is transported to Sleipner A for further export and the oil is exported by tankers.

The Veslefrikk field (Statoil interest 18.00%) has future challenges mainly related to mature new economic drilling targets, secure time-right gas blow down in Veslefrikk late life, run safe and efficient operations and keep continuous focus on cost control. As there are a limited number of prospects with limited volume potential, smart exploration drilling is required. Oil is transported through the Oseberg Transport system to the Sture Terminal and gas export is transported through the Gassled system to Kårstø.

Huldra  (Statoil interest 19.88%) production was ceased on 3 September 2014. The platform has produced gas and condensate for six extra years compared to the original plan. Since the field came on stream on 21 November 2001 it has produced a total of 17,5 GSm³ of wet gas and has a recovery rate of 80%. The Huldrapipe has been handed over to the Valemon Project for tie-in of the Valemon pipe to Heimdal.

Fram (Statoil interest 45.00%) is an oilfield with two deposits; Fram Vest and Fram Øst both with two subsea templates tie-backed to Troll C. A PDO exemption for development of Fram H-Nord was approved by the authorities in 2013. However, production start-up of the fast track project Fram H-Nord (statoil interest 49.20%), a separate 4 –slot template tied into existing A2 Fram Vest template started 6 September 2014.

As part of the transaction with Wintershall, a farm-down in Vega has been completed. Statoil's interest in Vega (PL090C, PL248 and PL248B) has decreased from 24% to 0%.

3.5.2.4 Operations South

The main producing fields in Operations South are Sleipner, Gudrun, Snorre and Statfjord.

Operations South produces from the satellite fields Tordis and Vigdis, which are tied into Gullfaks C and Snorre A, as well as the Statfjord satellites, which are tied into the Statfjord C platform.

Sleipner consists of the Sleipner East (Statoil interest 59.60%), Gungne (Statoil interest 62.00%) and Sleipner West (Statoil interest 58.35%) gas and condensate fields. The gas from Sleipner has a high level of carbon dioxide. It is extracted on the field and re-injected into a sand layer beneath the seabed to reduce carbon dioxide emissions to the air. Sleipner also process gas, condensate and oil from Gudrun, Volve and Sigyn. The Gina Krog field, which is under development, will also be tied back to Sleipner. Unstable condensate is mixed with other liquids on Sleipner A and sent to Kårstø for processing. Dry gas is exported to UK of to the continent via Gasled gas export system.

The Gudrun (Statoil interest 51.00%) oil and gas field is located in the North Sea. During 2013, Statoil sold 24% of its interest share in the field to OMV, effective from 1 Nov 2013, thus reducing the interest share from 75% to 51%. Production was started on the 7th of April 2014. The total investments are NOK 20 billion. The field development includes a separate steel jacket-based process platform for separation of the oil and gas. Gas and partly stabilised oil are transported in separate pipelines from Gudrun to Sleipner.

The Snorre field development (Statoil interest 33.32%) involves two floating platforms and one subsea production system connected to the Snorre A platform. Oil and gas from the Snorre field are exported to Statfjord for final processing, storage and loading.

Statfjord  (Statoil interest 44.34%) has been developed using three fully integrated platforms supported by gravity-based structures with concrete storage cells and an offshore loading system. The Statfjord A lifetime is 2020, while Statfjord B and Statfjord C will continue production to 2025. The Statfjord Late Life Project was completed in 2012 to enable a drainage strategy that will produce remaining gas reserves through water production/pressure depletion.

The Statfjord satellites consist of Statfjord North (Statoil interest 21.88%), Statfjord East (Statoil interest 31.69%) and Sygna (Statoil interest 30.71%). These satellites, which have all been developed using subsea templates tied back to Statfjord C, are expected to produce to 2025.

3.5.2.5 Partner-operated fields

Partner-operated fields account for approximately 13% of our total oil and gas production on the NCS. The main producing fields are Ormen Lange, Skarv and Ekofisk.

Statoil's partner operated fields NCS portfolio is organised under Operations South.

Ormen Lange (Statoil interest 25.35%), operated by Shell, is a deepwater gas field in the Norwegian Sea. The well stream is transported to an onshore processing and export plant at Nyhamna. The gas is then transported through a dry gas pipeline, Langeled, via Sleipner to Easington in the UK.

20   Statoil, Annual Report on Form 20-F 2014

Skarv (Statoil interest 36.17%) is an oil and gas field located in the Norwegian Sea, with BP as operator. The field development includes a floating production, storage and offloading vessel (FPSO) and five subsea multi-well installations. Oil is exported by offshore loading, and gas is exported via the ÅTS. The field was put into production 31 December 2012. All wells were drilled and had come on stream by November 2013.

Ekofisk is operated by ConocoPhillips. It consists of the Ekofisk, Eldfisk and Embla fields (Statoil interest 7.60%), and Tor (Statoil interest 6.64%). Production started in October 2013 for the new Ekofisk South projects consisting of a new drilling platform with subsea water injection facilities and the redevelopment of Eldfisk. The projects are progressing according to plan and are expected to extend the field life considerably beyond the current licence period, which ends in 2028.

3.5.3 Exploration on the NCS

The exploration activity was high on the NCS in 2014.

An extensive drilling program in 2014 resulted in 29 completed exploration wells, of which Statoil acted as operator for 20, with 15 discoveries. In 2014 Statoil was the operator of the industry project for joint 3D seismic acquisition in the south-east Barents Sea. The south-east Barents Sea is the first new area to be opened on the NCS since 1994, and is one of Statoil’s focus areas in the upcoming 23rd licensing round.

In addition, Statoil was awarded interests in 11 production licenses (seven as operator) in the Awards in Predefined Areas (APA) round, of which seven licenses will be Statoil operated.

In general, the exploration program reflects the diversified exploration portfolio on the NCS, which includes targeting growth prospects, new opportunities in frontier areas, as well as selected prospects in mature areas that can be tied into existing infrastructure.

The table below shows the exploration and development wells drilled on the NCS in the last three years.

	2014	2013	2012

North Sea
Statoil operated exploratory	11	11	7
Statoil operated development	96	85	59

Partner operated exploratory	7	10	7
Partner operated development	11	20	12

Norwegian Sea
Statoil operated exploratory	0	7	1
Statoil operated development	14	19	18

Partner operated exploratory	1	1	2
Partner operated development	0	3	7

Barents Sea
Statoil operated exploratory	9	2	2
Partner operated exploratory	1	4	0
Partner operated development	4	3	0

Totals
Exploratory	29	35	19
Exploration extension wells	2	7	1
Development wells	125	130	96

Statoil, Annual Report on Form 20-F 2014    21

Potential producing areas

In addition to producing areas, Statoil operates a significant number of exploration licences. Exploration takes place in undeveloped frontier areas as well as near existing infrastructure and producing fields.

Area	Square km (NCS Total)	Square km (Statoil)	Change vs 2013	Number of licenses (NCS Total)	Number of licenses (Statoil equity)	Number of licenses (Statoil operated)	New licenses (Statoil equity)	New licenses (Statoil operated)

North Sea	51,452	14,890	(210)	315	127	97	8	4
Norwegian Sea	46,790	14,262	(2,084)	144	71	49	3	2
Barents Sea	37,901	13,937	(2,676)	70	33	21	1	1
NCS total	136,143	43,089	(4,970)	529	231	167	12	7

North Sea

In the North Sea, Statoil participated in 17 completed exploration wells and two exploration extension wells. Statoil operated 10 of the exploration wells with nine discoveries. Key discovery wells are Askja East, Valemon North and D-Structure.

In 2015 Statoil plans to further drill in the King Lear area in order to clarify the remaining potential and to pursue exploration efforts around existing infrastructure.

Norwegian Sea

In the Norwegian Sea, Statoil participated in two exploration wells, which was partner operated. Further deepwater exploration drilling is expected around the Aasta Hansteen area.

Barents Sea

Ten wells were completed in the Barents Sea in 2014, with Statoil operating nine of which six were announced as discoveries (Kramsnø, Atlantis, Mercury, Pingvin, Isfjell, and Drivis). The Drivis well is contributing with new volumes to the Johan Castberg field development. In addition, the drilling campaign in the Hoop area has contributed with valuable information of the area and tested different plays.

Statoil has been the operator of the industry project for joint 3D seismic acquisition in the south-east Barents Sea.

An important priority in 2015 will be preparations for the 23rd licensing round. Statoil delivered its nomination for the 23rd round to the Norwegian authorities at the beginning of January 2014 and is preparing for the upcoming application round.

3.5.4 Fields under development on the NCS

A number of fields are currently under development on the NCS, including traditional, fast-track and redevelopment projects.

The table below shows some key figures as of 31 December 2014 for our major development projects on the NCS.

Project	Operator	Statoil's share at 31 December 2014	Production start	Statoil equity capacity (mboe per day)

Aasta Hansteen	Statoil	51.00%	2017	67
Valemon	Statoil	53.78%	2015	50
Gina Krog	Statoil	58.70%	2017	50
Ivar Aasen	Det Norske	41.47%	2016	30
Goliat	Eni	35.00%	2015	30
Martin Linge	Total	19.00%	2016	18
Edvard Grieg	Lundin	15.00%	2015	14

Aasta Hansteen  (Statoil interest 51.00%) is a deep water gas discovery in the Norwegian Sea. The development concept includes three subsea templates tied in to a floating processing unit with gas export through a new pipeline, Polarled, to Nyhamna and further exportation through the Langeled pipeline. The Aasta Hansteen processing unit can also serve as a hub for other potential discoveries in the area. Expected production start-up is in 2017.

Valemon (Statoil interest 53.78%), which is located in the North Sea, is being developed using a steel jacket platform with gas, condensate and water separation. Production drilling started in the third quarter of 2012, and it is being performed using the jack-up rig West Elara. The production started on 3 January 2015.

Gina Krog  (Statoil interest 58.7%) is an oil and gas discovery in the North Sea approximately 30 kilometres north of the Sleipner field. The field development concept includes a steel-jacket platform. Oil will be exported via offshore loading from a floating storage unit. Due to the high condensate

22   Statoil, Annual Report on Form 20-F 2014

content, the rich gas will be exported via Sleipner, where it will be further processed. The development concept also includes gas injection in order to maximise the recovery factor for the field. The development concept includes a total of 15 wells. Expected production start-up is in 2017.

Ivar Aasen (Statoil interest 41.47%) is an oil and gas field located in the Utsira High Area. Its development includes a fixed steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export. The Ivar Aasen development is operated by Det norske, The operator expects production start-up in the fourth quarter of 2016.

Goliat (Statoil interest 35.00%) is the first oil field to be developed in the Barents Sea. The field is being developed by means of subsea wells tied back to a circular floating production, storage and offloading vessel (FPSO). The oil will be offloaded to shuttle tankers. The Goliat development is operated by Eni who expects production start-up in the second half of 2015.

Martin Linge (Statoil interest 19.00%) is an oil and gas field, operated by Total, near the British sector in the North Sea. The reservoir is complex with gas under high pressure and high temperatures. The development includes a platform as a fixed steel jacket with processing and export facilities. Electrical power will be supplied from Kollsnes. The operator expects production start up in 2016.

Edvard Grieg  (Statoil interest 15.00%) is an oil field located in the Utsira High Area. Its development will include a fixed steel jacket with processing and export facilities. Edvard Grieg is operated by Lundin. The operator expects production start-up in the fourth quarter of 2015. Statoil entered into an agreement with Wintershall, including acquisition of shares in the Edvard Grieg licence. The transaction was closed 31 July 2013.

Fast-track projects  are all relatively small projects, yielding high returns. This initiative was taken in order to address time criticality and cost challenge issues relating to Statoil's portfolio of smaller discoveries and prospects close to existing infrastructure. By rationalising the time and resources used, improving collaboration and deploying standard equipment, the goal is to shorten the normal period between discovery and production to only 2.5 years and to reduce costs by 30%. In Statoil's opinion, the initiative has led to cost-efficient development solutions for this kind of discoveries. The main challenge experienced in the execution phase has been the timely availability of rigs for production drilling.

Statoil's fast-track project development initiative is progressing well. As of 31 December 2014, twelve projects have been sanctioned, of which six started production in 2012 and 2013, and three during 2014. In addition, several other smaller discovery candidates are being considered for future fast-track development.

Redevelopment on the NCS - Improved oil recovery (IOR)

Statoil has delivered substantial additional value creation on the NCS through world leading recovery rates and the company’s ambition of 60% oil recovery from its operated oilfields on the NCS represents a stretch target well above international benchmarks. IOR projects are important in terms of infrastructure utilization and lifetime, additional value creation and as a source to competence and experience to be used in new business opportunities.

In order to deliver on this target we are actively working on maturing IOR projects on the NCS, and the following projects are some of the largest currently being developed:

The Gullfaks B water injection upgrade project includes the replacement of the pipeline from Gullfaks A to Gullfaks B, an upgrade of the existing water injection system, and increased water injection capacity on Gullfaks B. The project was completed in January 2014.

The main purpose of the Kvitebjørn pre-compression project is to increase and accelerate gas and condensate recovery by facilitating low-pressure production. Start-up was achieved in June 2014.

Kristin low-pressure production is an IOR project that aims to increase production from the Kristin and Tyrihans fields on Haltenbanken by installing a new low-pressure compressor on the Kristin platform. The low-pressure production started in July 2014. The Heidrun low-pressure production is a similar project on the Heidrun field. This project was completed in September 2014.

The Troll A third and fourth pre-compressor project is described in the original PDO for the Troll field. The purpose of the project is to increase gas production by installing two extra pre-compressors on the Troll A platform. The expected completion date is the fourth quarter of 2015.

Subsea compression innovation and technology development are essential to improved oil and gas recovery and to extend the life of the fields on the NCS. The development of subsea compression and processing is a central part of Statoil's technology strategy for long-term production growth. Subsea gas compression is an important step towards our ambition of installing the elements for a "subsea factory". Subsea processing is a key in gaining access to resources in Arctic areas and deep water assets.

Åsgard subsea compression  is one of Statoil's most demanding technology projects aimed at improved recovery. The project will install compact subsea compressors in the Midgard part of the Åsgard fields. The purpose of the project is to increase the recoverable reserves significantly by introducing innovative subsea compression of the well stream. The completion of the development is currently expected to take place in 2015.

Gullfaks subsea compression is the second largest subsea gas compression project planned by Statoil on the NCS. Subsea gas compression will have a significant impact on the Gullfaks field as this technology, combined with conventional low-pressure production, will help increase the recovery rate from the Gullfaks South Brent reservoir from 62% to 74%. This project is scheduled for completion in 2015.

The Ormen Lange onshore compression project was being executed as part of the overall expansion of the Nyhamna facility to handle third-party gas entering the plant through the new Polarled pipeline. The two 37 MW onshore compressors are scheduled for start-up in July 2017.

Statoil, Annual Report on Form 20-F 2014    23

The Ormen Lange infield Compression project was in April 2014 terminated ahead of DG2 due to negative economics. The recovery ambition will remain in the Long Range Plan of the License with 2025 as new start-up date.

3.5.5 Decommissioning on the NCS

Under the Petroleum Act, the Norwegian government has imposed strict procedures for removal and disposal of offshore oil and gas installations. The Convention for the Protection of the Marine Environment of the Northeast Atlantic (OSPAR) stipulates similar procedures.

Glitne ceased production in February 2013 and decommissioning of the field has been ongoing during 2013 and 2014. Permanent plugging and abandonment of the seven wells was completed in October 2014. Glitne commenced production in 2001 as a marginal field and achieved a production that was double the original reserve estimate.

Huldra ceased production in September 2014, after 13 years in production. Permanent plugging and abandonment of six wells is planned for 2016 and the plan is that the Huldra topside facilities will be removed in 2018.

Yttergryta is a subsea field with one production well that ceased production in 2013. Permanent plugging of the well is ongoing at year end 2014 and is planned to be completed early in 2015.

On Heimdal a modular drilling rig has been successfully installed in order to plug and abandon all 12 wells at the Heimdal main reservoir. The plug and abandonment project started in the fourth quarter 2014, and is scheduled to be carried out by second quarter 2016,

For further information about decommissioning, see note 2 Significant accounting policies to the consolidated financial statements.

24   Statoil, Annual Report on Form 20-F 2014

3.6 Development and Production International (DPI)

3.6.1  DPI overview

Statoil is present in several of the most important oil and gas provinces in the world.

Development and Production International (DPI) is responsible for all development and production of oil and gas outside the Norwegian continental shelf (NCS).

In 2014, DPI was engaged in production in 11 countries: Algeria, Angola, Azerbaijan, Brazil, Canada, Libya, Nigeria, Russia, the UK, the US, and Venezuela. DPI produced 39% of Statoil's total equity production of oil and gas in 2014.

As of 31 December 2014, Statoil has exploration licences in North America (Alaska, Canada, and the Gulf of Mexico), South America and sub-Saharan Africa (Angola, Brazil, Colombia, Suriname, and Tanzania), the Middle East and North Africa (Azerbaijan, Algeria and Libya), Europe and Asia (the Faroe Islands, Greenland, Indonesia, Russia and the UK) as well as Oceania (Australia and New Zealand).

Statoil also has representative offices in Kazakhstan, Mexico and United Arab Emirates.

Statoil closed its office in Iran in 2013 but has residual payment obligations for tax and social security under legacy contracts in Iran. These will be dealt with in accordance with all applicable sanctions. See Risks - Risks related to our business for information regarding sanctions towards Iran.

The main development projects in which DPI is involved are in Angola, Azerbaijan, Brazil, Canada, Ireland, the UK, and the US.

The map shows Statoil's international exploration and production areas.

Statoil, Annual Report on Form 20-F 2014    25

Key events and portfolio developments in 2014:

•          In February, BHP Billiton notified the Stampede partners of their election to withdraw from the project. Statoil now has an additional 5% interest in the project so Statoil’s interest increased from 20% to 25%. Statoil together with co-owners announced it has sanctioned the Stampede project in October 2014.

•          Over the course of 2014, Statoil has reduced its ownership interest from 25.5% to 15.5% in Shah Deniz in Azerbaijan and South Caucasus Pipeline (SCP). In March 2014 Statoil closed the sale of 3.33% to BP, and in May 2014 Statoil closed the sale of 6.67% to SOCAR thereby completing the 10% farm down in Shah Deniz and SCP. The effective date was 1 January 2014.

•          Statoil and its partner, PTTEP in the Kai Kos Dehseh (KKD) oil sands project in Alberta, Canada, completed the agreement in May to divide their respective interests in the KKD oil sands project in northeast Alberta, Canada with an effective date 1 January 2013.

•          The CLOV oil project in Block 17, Angola, started production in June 2014.

•          In September 2014, Statoil closed the sale of its 5% interest in Block 15/06 offshore Angola to the concessionaire Sonangol E.P. The effective date was 1 January 2013.

•          In September, Statoil announced a postponement of the Corner field development at the KKD oil sands project in Alberta, Canada.

•          In October 2014, Statoil signed an agreement with the Malaysian oil and gas company PETRONAS to divest its remaining 15.5% interest in Shah Deniz and the SCP. The effective date of the transaction is 1 January 2014. Statoil expects that the transaction will be closed in the first half of 2015, pending government approval and other conditions.

•          The oil fields Jack and St. Malo in the U.S. started production in December.

•          In December, Statoil announced an agreement to reduce its working interest in the non-operated US southern Marcellus onshore asset from 29% to 23%, following a USD 394 million transaction with Southwestern Energy. The transaction was closed in the first quarter of 2015.

•          Eleven wells (exploration and appraisal) were announced as discoveries in 2014, including the Seat 2 discovery in Brazil and the Piri and Giligiliani (Statoil-operated) discoveries in Tanzania, totalling five Statoil high-impact discoveries offshore in Tanzania over the last two years.

•          Time-out in the Kwanza exploration drilling programme, as a consequence a rig contract was cancelled.

•          In 2014 Statoil, accessed five new basins in Algeria, Colombia, Myanmar, Australia and New Zealand and has also secured new acreage through 12 new exploration licences awarded in the UK 28th licensing round (9 as operator) and 10 leases in the Central US Gulf of Mexico lease sales.

•          Significant impairment losses on assets and oil and gas prospects and signature bonuses were recognised in 2014, see section Financial review – Operational and financial review – DPI profit and loss analysis for further details.

The profitability of our industry continues to be challenged. Statoil’s response to the industrial challenge characterised by escalating cost and declining returns is addressed in the section Strategy and market overview.

3.6.2 International production

Statoil's entitlement production outside Norway was about 32% of Statoil's total entitlement production in 2014.

The following table shows DPI's average daily entitlement production of liquids and natural gas for the years ending 31 December 2014, 2013 and 2012. Entitlement production figures are after deductions for royalties paid in kind, production sharing and profit sharing. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties.

	For the year ended 31 December
Entitlement production	2014	2013	2012

Oil and NGL (mboe per day)	403	373	342
Natural gas (mmcm per day)	29	26	20
Total (mboe per day)	586	539	470

Total - net of US royalties (mboe per day)	546	502	443

26   Statoil, Annual Report on Form 20-F 2014

The table below provides information about the fields that contributed to production in 2014

Producing fields during calendar year 2014

Field	Statoil's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production mboe/day	Average daily entitlement production mboe/day (1)

North America					268.1	227.1
Canada: Hibernia/Hibernia tie-in (2)	Varies	HMDC	1997	2027	5.9	5.9
Canada: Leismer Demo	60.00	Statoil	2010	HBP (3)	13.7	13.7
Canada: Terra Nova	15.00	Suncor	2002	2022	6.9	6.9
USA: Bakken (4)	Varies	Statoil/others	2011	HBP	53.6	42.8
USA: Caesar Tonga	23.55	Anadarko	2012	HBP	6.8	6.6
USA: Eagle Ford (4)	Varies	Talisman/Statoil	2010	HBP	34.5	25.9
USA: Jack	25.00	Chevron	2014	HBP	0.2	0.2
USA: Marcellus (4)	Varies	Chesapeake/Statoil	2008	HBP	128.8	110.7
USA: St. Malo	21.50	Chevron	2014	HBP	0.2	0.2
USA: Tahiti	25.00	Chevron	2009	HBP	17.4	14.2

South America					56.4	56.4
Brazil: Peregrino	60.00	Statoil	2011	2034	44.7	44.7
Venezuela: Petrocedeño (5)	9.68	Petrocedeño	2008	2033	11.7	11.7

Sub-Saharan Africa					254.7	166.6
Angola: Block 4/05	20.00	Sonangol P&P	2009	2026	1.5	1.3
Angola, Block 15	13.33	ExxonMobil	2004	2026-32 (6)	43.6	19.3
Angola, Block 17	23.33	Total	2001	2022-34 (6)	139.1	85.8
Angola, Block 31	13.33	BP	2012	2031	22.2	20.2
Nigeria: Agbami	20.21	Chevron	2008	2024	48.3	40.0

North Africa					57.5	31.0
Algeria: In Amenas	45.90	Sonatrach/BP/Statoil	2006	2022	17.7	10.4
Algeria: In Salah	31.85	Sonatrach/BP/Statoil	2004	2027	36.3	18.5
Libya: Mabruk	12.50	Total	1995	2033	0.9	0.7
Libya: Murzuq	10.00	Repsol	2003	2033	2.6	1.5

Europe and Asia					106.9	64.4
UK: Alba	17.00	Chevron	1994	2018	2.6	2.6
UK: Jupiter	30.00	ConocoPhillips	1995	HBP
Azerbaijan: ACG	8.56	BP	1997	2024	54.6	19.7
Azerbaijan: Shah Deniz	18.51 (7)	BP	2006	2041	40.4	36.1
Russia: Kharyaga	30.00	Total	1999	2032	9.2	6.0

Total Development and Production International (DPI)					743.6	545.5

(1)	In 2013, Statoil changed its policy for reporting U.S. entitlement volumes from including royalty volumes to excluding royalty volumes.
(2)	Hibernia and Hibernia tie-in (Statoil working interest 5% and 10.5% respectively)
(3)

Held by Production (HBP): A company’s right to own and operate an oil and gas lease is perpetuated beyond its original primary term, as long thereafter as oil and gas is produced in paying quantities. In the case of Canada, besides continue being in production status, other regulatory requirements must be met.

(4)	Statoil’s actual working interest can vary depending on wells and area.
(5)	Petrocedeño is a non-consolidated company and accounted for pursuant to the equity accounting method.
(6) Varies by field.
(7)	Time weighted average. Statoil reduced its holding from 25.5% to 15.5% in 2014, and has signed an agreement to divest its remaining stake.

Statoil, Annual Report on Form 20-F 2014    27

The table below provides information about production per country in 2014.

Country	Average daily equity production mboe/day (1)	Average daily entitlement production mboe/day (2)

North America	268.1	227.1
Canada	26.6	26.6
USA	241.5	200.5

South America	44.7	44.7
Brazil	44.7	44.7

Sub-Saharan Africa	254.7	166.6
Angola	206.4	126.6
Nigeria	48.3	40.0

North Africa	57.5	31.0
Algeria	54.0	28.8
Libya	3.5	2.2

Europe and Asia	106.9	64.4
Azerbaijan	95.0	55.9
Russia	9.2	6.0
UK	2.6	2.6

Total Development and Production International (DPI)	732	534

Equity accounted production
Venezuela: Petrocedeño (3)	11.7	11.7

Total Development and Production International (DPI) including share of equity accounted production	744	546

(1)	In PSA countries our share of capital expenditures and operational expenses are computed on the basis of equity production.
(2)	In 2013, Statoil changed its policy for reporting U.S. entitlement volumes from including royalty volumes to excluding royalty volumes.
(3)	Petrocedeño is accounted for pursuant to the equity accounting method.

The following sections provide information about the main producing assets internationally. See section Financial review - Operating and financial review - DPI profit and loss analysis for a discussion of the results of operations for year end 2014.

3.6.2.1  North America

Production in North America comprises Canada and the USA.

Canada

Statoil entered the Alberta oil sands in 2007 through a corporate acquisition of North American Oil Sands Corporation, and subsequently farmed down 40% of our interest in the Kai Kos Dehseh (KKD) oil sands project to PTTEP in January 2011. In January 2014, Statoil and PTTEP agreed to divide their respective interests in the KKD oil sands project with an effective date of 1 January 2013. The completion of the transaction was subject to customary regulatory approvals in Canada and was closed in May, 2014.

Following the transaction with PTTEP, Statoil continues as operator and 100% working interest owner for the Leismer and Corner projects (see section Development and Production International – Fields under development – North America) which together comprise 123,200 net acres of oil sands leases in Alberta. The Leismer Demonstration Plant (LDP) is the first phase of the KKD development and has been in production since 2011.

In addition, we have interests in the Jeanne d'Arc Basin offshore the province of Newfoundland and Labrador in the partner operated producing fields Hibernia and Hibernia tie-in (Statoil interest 5% and 10.5% respectively), Terra Nova (Statoil interest 15%) and in the Hebron development project (Statoil interest 9.7%).

28   Statoil, Annual Report on Form 20-F 2014

USA

Statoil has had a strong growth in production within US shale since entering the first play in 2008, up to its current level of 242 mboe per day in 2014.

Statoil entered the Marcellus  shale gas play (located in the Appalachian region in north east USA) in 2008 through a partnership with Chesapeake Energy Corporation, acquiring 32.5% of Chesapeake's 1.8 million acres in Marcellus. Statoil has continued to acquire acreage within the play, with a net acreage position of 519,000 acres, including 91,000 net acres acquired in December 2012 where it is now operating. Divestments of non-core acreage have also taken place during 2014 to high-grade our portfolio. The most recent high grading occurred in a transaction with Southwestern. The divested share represents approximately 30,000 acres and 4,000 barrels of oil equivalent per day. Southwestern has taken over operatorship in this US southern Marcellus onshore area through a transaction with Chesapeake in December 2014.

Marcellus provides Statoil with a long-life gas asset and considerable optionality in relation to the timing of drilling and production from these leases. Price development and continued improvement in operational efficiency are important variables in determining development plans.

Statoil entered the Eagle Ford shale formation (located in southwest Texas) in 2010. Through agreements with Enduring Resources LLC and Talisman Energy Inc., Statoil acquired 67,000 net acres. In 2013, Statoil became operator for 50% of the Eagle Ford acreage, in line with the agreement with Talisman Energy Inc. from 2010. The transfer to operatorship was conducted as a phased process in order to maintain high HSE standards, and operational and business continuity. Statoil gradually took over operatorship, starting from the first quarter 2013, to obtain full operatorship of the Statoil operated acreage by the start of the third quarter of 2013. As a result of a few minor transactions, Statoil's net acreage position at the end of 2014 was 59,000 acres.

Statoil entered the Bakken and Three Forks  tight oil plays through the acquisition of Brigham Exploration Company in December 2011. Statoil is positioning as a leading player in the fast-growing US onshore oil and gas industry, which is in line with the strategic direction it has set out. Statoil has developed industrial capabilities step-by-step through early entrance into Marcellus and Eagle Ford. Taking on first operatorship through Bakken represented a new significant step for Statoil. Statoil's net acreage position in Bakken at the end of 2014 was 265,000 acres.

In deepwater Gulf of Mexico, the Tahiti oil field (Statoil interest 25%) is operated by Chevron. The field is located in the Green Canyon area. There are currently eight producing wells and two water injectors connected to a floating facility, and the field development plan includes additional production and injection wells which will be phased in over time.

The Caesar Tonga oil field (Statoil interest 23.55%) is operated by the Anadarko Petroleum Company. The field is located in the Green Canyon area. There are currently four producing wells tied back to the Anadarko-operated Constitution spar host. At the end of 2014, a fifth well had been drilled and completed in the first quarter of 2015.

The oil fields for Jack (Statoil interest 25%) and St. Malo (Statoil interest 21.5%) (JSM) are located in Walker Ridge. The fields are tiebacks to the JSM floating production unit and both are operated by Chevron. First production was achieved in December 2014. Currently there is one well producing on Jack and a second production well for St. Malo came online in the first quarter of 2015.

3.6.2.2 South America

Statoil's production activities in South America comprise the Peregrino operatorship in Brazil and the

Petrocedeño project in Venezuela.

Brazil

The Peregrino field is a heavy oil field located in the Campos Basin, about 85 kilometres off the coast of Rio de Janeiro. The field came on stream in 2011.The oil is produced from two wellhead platforms with drilling capability and it is processed on the Peregrino FPSO. Statoil holds a 60% ownership interest in the field and is operator.

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

Angola

The Angolan continental shelf is the largest contributor to Statoil's oil production outside Norway. The production comes from Block 4/05, Block 15, Block 17 and Block 31.

Statoil, Annual Report on Form 20-F 2014    29

Block 17 comprises production from four FPSOs; CLOV, Dalia, Girassol and Pazflor. The CLOV project, consisting of the Cravo, Lirio, Orchidea and Violeta fields, came on stream in June 2014 and production was ramped up to design capacity of 160 mboe/d in 2014 ahead of schedule. Block 17 is operated by Total, and Statoil holds a 23.3% interest.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque. Block 15 is operated by Esso Angola, a subsidiary of ExxonMobil, and Statoil holds a 13.3% interest.

Block 4/05 has production from the Gimboa FPSO. Sonangol P&P is the operator for block 4/05 and Statoil holds a 20% interest.

Block 31 has production from the PSVM FPSO. BP is the operator for Block 31 and Statoil holds a 13.3% interest.

Nigeria

In Nigeria, Statoil has a 20.2% interest in the country's largest deepwater producing field, Agbami, where Chevron is the operator.

The National Assembly of Nigeria is still debating the Petroleum Industry Bill (PIB), which will most likely increase the government take if passed. The timing and outcome of the bill are uncertain.

Together with our partner Chevron, we have initiated arbitration against the national oil company NNPC concerning the interpretation of certain clauses in Oil Mining Licence (OML) 128 production sharing contract which covers Statoil's part of the Agbami field. (see note 23 Other commitments and contingencies in the Consolidated financial statements).

Through our ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field, for which the outcome is uncertain (see note 23 Other commitments and contingencies in the Consolidated financial statements).

3.6.2.4 North Africa

Statoil had in 2014 production in North Africa from Algeria and Libya.

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

The In Amenas plant has since April 2013 produced from two out of three trains. The production has been stable. The third train, which was damaged in the January 2013 terror attack, is expected to restart in 2015.

The In Salah onshore gas development in which Statoil has a working interest of 31.9% is Algeria's third-largest gas development. A contract of association, including mechanisms for revenue sharing, governs the rights and obligations of the joint operatorship between Sonatrach, BP and Statoil.

In late August 2014 Statoil and its partners in Algeria completed the return of personnel to ordinary operations at In Salah and In Amenas. This was a stepwise and thorough process with implementation of new security measures and validation of their effectiveness. When all requirements for a return were in place, Statoil made the decision to return to the In Amenas facility. Statoil will continue to monitor the threat picture in Algeria and take appropriate action if necessary.

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

The unrest in Libya has continued in 2014. The fields Mabruk and Murzuq have been affected with outage in production at various points in time. Statoil expects that this can continue to be the situation. (The production from Libya is not a significant part of total international production).

Statoil continues to be represented in Tripoli through a small office manned by local staff.

30   Statoil, Annual Report on Form 20-F 2014

3.6.2.5  Europe and Asia

Statoil's production in Europe and Asia encompasses Azerbaijan, Russia and the United Kingdom.

Azerbaijan

Statoil has an 8.6% stake in the Azeri-Chirag-Gunashli (ACG) oil field and a 15.5% share in the Shah Deniz gas and condensate field. BP is the operator for both fields.

The Chirag Oil Project, the sixth platform on the ACG oil field, came on stream in late January 2014. It has a design capacity of 185 mboe per day.

Statoil has an 8.7% stake in the 1,760 km Baku-Tbilisi-Ceyhan (BTC) oil pipeline that is used to transport most of the ACG oil and Shah Deniz condensate to the southern Turkish port of Ceyhan, enabling liquids to be shipped to the world's markets.

Statoil has a 15.5% share in the South Caucasus Pipeline (SCP) , which transports the Shah Deniz gas from Azerbaijan through Georgia to the eastern Turkish border. Statoil is the commercial operator of the SCP Company, responsible for commercial operations relating to SCP. Statoil also runs the Azerbaijan Gas Sales Company, which was established to manage gas allocation and sales to customers in Azerbaijan, Georgia and Turkey.

Statoil has in 2014 reduced its ownership interest from 25.5% to 15.5% in Shah Deniz and SCP. In March 2014 Statoil closed the sale of 3.33% to BP, and in May 2014 Statoil closed sale of 6.67% to SOCAR thereby completing the 10% farm down in Shah Deniz and SCP. The effective date was 1 January 2014. In October 2014 Statoil signed an agreement with the Malaysian oil and gas company PETRONAS to divest its remaining 15.5% interest in Shah Deniz and SCP. The effective date of the transaction is 1 January 2014. Statoil expects that the transaction will be closed in the first half of 2015, pending government approval and other conditions.

Russia

Statoil has a 30% share in the Kharyaga oil field onshore in the Timan Pechora basin in north-west Russia. The field is being developed in phases under a production sharing agreement (PSA), and it is operated by Total.

United Kingdom

In the UK, Statoil is a partner in two production licences. The Alba oil field (Statoil interest 17%) is located in the central part of the UK North Sea and is operated by Chevron. Jupiter (Statoil interest 30%) is a gas field located in the southern part of the UK North Sea, operated by ConocoPhillips.

3.6.3  International exploration

Statoil continues with high international exploration activity in 2014.

In 2014 Statoil carried out significant international exploration activity, as is shown by the company's involvement in 23 completed wells (including both Statoil-operated and partner-operated activities). 11 wells (exploration and appraisal) were announced as discoveries in the period, including the Piri and Giligiliani (Statoil-operated) discoveries in Tanzania, which adds up to five Statoil discoveries offshore in Tanzania the last two years. A total of five wells were reported dry, while seventeen wells were under evaluation at the year end.

The table below shows the exploratory wells drilled internationally in the last three years.

		2014	2013	2012

North America	- Statoil operated	3	7	3
	- Partner operated	0	4	6
South America/sub-Saharan Africa	- Statoil operated	8	6	5
	- Partner operated	9	4	7
	- Partner operated	0	1	1
Europe and Asia	- Statoil operated	2	0	3
	- Partner operated	1	2	2

	Totals	23	24	27

Statoil, Annual Report on Form 20-F 2014    31

The regions where Statoil had exploration activity in 2014 are presented below.

North America

USA
Statoil operated two wells in the Gulf of Mexico (Martin and Perseus exploration wells). Martin was a technical discovery, but not commercial, while Perseus did not encounter any hydrocarbons. Statoil still has a number of promising prospects in its Gulf of Mexico portfolio and is aiming to continue its drilling activities in 2015, with the Maersk Developer, which is on contract through November 2015. Statoil is currently drilling the Yeti prospect.

Canada
The West Hercules arrived in Canada in November 2014, for a 550 days drilling campaign. The rig has drilled a well and a sidetrack on the Bay de Verde structure adjacent to Bay du Nord. At year end, data acquisition was ongoing in the side track. The rig will continue the appraisal programme throughout most of 2015, and drill some new prospects in the Flemish Pass Basin. The drilling programme is an important investment to support our goal in becoming a producing operator offshore Newfoundland.

South America and sub-Saharan Africa

Angola
Statoil acquired a solid acreage position in the pre-salt play of the Kwanza Basin in 2011 with the operatorship in Block 38 and 39 and partner position in Blocks 22, 25 and 40. Seismic 3D surveys were acquired in 2012 and the first well Dilolo-1 was spudded in Block 39 in the second quarter of 2014. After completion of Dilolo-1 the drillship Stena Carron moved to Block 38 to drill Jacare-1 in the third quarter of 2014. Both of these wells were dry. Based on disappointing well results and the need for further evaluation, Statoil decided to terminate the rig contract with Stena Carron. Drilling activities were also carried out in partner operated blocks, with Puma-1 in Block 25. Repsol spudded the Locosso-1 well in Block 22 in the second quarter of 2014 and the well was completed in November.

Brazil
In December 2014 acquisition of 10000km2 of 3D seismic over the 11th bid round blocks was concluded, Statoil operated this campaign on behalf of all the partners. Acquisition was initiated in May 2014, and the final data are expected to be delivered in the second quarter of 2016. The exploration appraisal activities in BM-ES-22A and BM-C-33 continued, comprising the conclusion of the São Bernardo DST and Montanhês well in the former, and the completion of SEAT-2, SEAT-2 DST (temporarily suspended) and drilling of Pao-A1 appraisal wells in the latter. The decision on the way forward on these appraisals is pending further appraisal well drilling and analysis. After drilling the Juxia well in block C-M-530, licence BM-C-47, the decision was made to relinquish the block. The well was P&A as dry. In the BM-C-7 licence, part of the C-M-529 block will be unitised to Peregrino Phase II which developed as a result of the 2011 Peregrino South well discovery. In J-3, the Lua Nova appraisal remains suspended. The environmental licencing process for this license is expected to last another 1-2 years.

Mozambique
The Rovuma area 2 & 5 was relinquished with effect from June 2014. The 5th licence round started in October 2014. The outcome of the licence round is expected to be announced during the second quarter of 2015. Statoil will keep the office in Mozambique until we know the outcome of the licence round.

Tanzania

Four exploration wells have been drilled so far in 2014. The discoveries of natural gas in Piri-1 and Giligiliani-1 have significantly increased the total in-place volumes in Block 2. Binzari -1 and Kungumanga-1 resulted in a technical discovery and a dry well. Relating to the Zafarani-1 discovery made in 2012 two successful production tests have been conducted in the Zafarani-2 appraisal well followed by the second and last appraisal well, Zafarani-3. Also Piri-2 will be drilled in 2014 (ongoing operation at year end).

In May 2013, Statoil acquired a 12% working interest in Block 6 from operator Petrobras Tanzania Ltd. This block has now been relinquished.

Middle East and North Africa

Azerbaijan
The Joint Study Agreement (JSA) with SOCAR for the 170 thousand square kilometer North Absheron area was completed in 2014. A new JSA with SOCAR was signed in November 2014, covering the Karabakh- Ashrafi -Dan Ulduzu areas with an approximate duration of 2 years.

Exploration screening and prospect evaluation is being carried out on an ongoing basis for Azerbaijan offshore areas in order to identify new access opportunities.

Algeria
Statoil and Shell were awarded the 2730 km2 Timissit Permit Licence in the Illizi-Ghadames Basin onshore Algeria in September 2014. Statoil will be the operator with 30% equity, Shell will hold 19% equity and the remaining 51% will be held by Sonatrach. The award represents an opportunity to test a potentially large shale resource play.

32   Statoil, Annual Report on Form 20-F 2014

Europe (excluding Norway), Asia and Australia

UK
In 2014 Statoil was awarded interests in 12 exploration licences in the UK 28th licensing round, 9 as operator. Significant positions have been taken both in mature parts of the Central North Sea, such as in the vicinity of the Mariner and Bressay projects, and in relation to play largely untested in UK waters. 11 of the licences are in the North Sea and the remaining one is west of the Hebrides. In terms of size, this additional acreage constitutes almost 8000 Km² and thus represents access at scale.

Statoil also participated in the drilling of North Sea exploration well Kookaburra in block 28/15 in the first quarter of 2014. The well was dry.

Statoil is planning to drill two exploration wells in 2015 in acreage acquired in the previous UK licensing round, and sees the potential for maturing several additional drilling candidates also on the 28th round acreage.

Greenland

Statoil, along with partners ConocoPhillips and Nunaoil, was awarded block 6 in the East Greenland licence round in December 2013. Statoil will be operator of the block. The licence has a 16-year exploration period. The first work to be carried out will be seismic acquisition, after which a decision on further work will be made. Statoil previously carried out both shallow core drilling and scientific work in the area to understand the operating environment.

In West Greenland (Baffin Bay), Statoil has decided to withdraw from its positions in the Shell-operated Anu and Napu licences as well as the Cairn-operated Pitu licence. The decision to exit is based on a review of the value potential in the licences and gaged against other options in the portfolio.

Faroe Islands

In 2014, Statoil drilled the Brugdan II well in licence 006 and the Sula Stelkur well in licence 008. Both wells were dry. Due to disappointing well results Statoil have now made the decision to relinquish three licences, whilst retaining license 008.

Russia

In June 2013, Statoil and Rosneft signed agreements that complete the contractual framework of their joint venture to explore offshore frontier areas in the Sea of Okhotsk and in the Barents Sea. An acquisition of 2D seismic data in the Sea of Okhotsk was completed in September 2013. The requirements for the four offshore licences operated by the Rosneft-Statoil joint-venture include the drilling of six exploration wells in the period from 2016 to 2021.

In December 2013, Statoil and Rosneft signed the shareholders and operating agreement for a joint venture to assess the feasibility of commercial production from the Domanik limestone formation. The pilot programme will include data acquisition, and the drilling and hydraulic fracturing of pilot wells in twelve licence blocks in the Samara region. See the section Risks – Risks related to our business for information regarding sanctions towards Russia imposed in 2014.

Indonesia

The Cikar-1 well in the West Papua IV licence was temporarily suspended by the operator Niko in March 2013. Statoil is currently evaluating several follow-up opportunities in this licence and the neighbouring Aru licence. 2D seismic data acquisition in the Statoil-operated Halmahera II PSC was completed in July 2013 and data processing is ongoing. Statoil is constantly working on optimizing its portfolio in Indonesia and has therefore withdrawn from the Obi and the North Makassar Strait PSC. All firm well commitments were fulfilled in North Makassar Strait, the West Papua IV, the Kuma, and Karama PSCs.

Australia

In the Ceduna sub-basin in the Great Australian Bight, Statoil holds 30% in four exploration permits with BP as Operator. Currently the partnership is preparing for a drilling campaign starting in 2016. Ongoing licence activities includes maturation of further drilling candidates in the 24 000 Km² permit area.

Statoil drilled five wells onshore South Georgina in 2014. Hydrocarbons were encountered, but testing of two wells gave no hydrocarbon flow to surface. Based on the data collected Statoil has concluded that there is no remaining prospectivity within the four permits and decided to exit the licences.

In October 2014, Statoil obtained 100% equity share in an exploration permit in the Exmouth Plateau in North Carnarvon basin. The permit covers an area of 13700 Km² and water depth is around 1500 m. Statoil has committed to collect 2000 line kilometres of 2D seismic and 3,500 Km² of 3D seismic data within three years. Based on analysis of this information, Statoil will decide on further steps.

New Zealand

Statoil is operator with 100% equity share in petroleum exploration permits 55781 and 57057 in the Reinga Basin offshore Northland’s west coast. The licences were awarded in the New Zealand Block Offer 2013 and 2014 respectively. The permits cover 11670 Km² and are located approximately 100 km from shore to the west of New Zealand's North Island, in water depths ranging from 1000m to 2000m.

The work programme is designed to fully evaluate the prospectivity of the licences in a step-wise manner within the 15-year permit timeframe. Statoil is committed to collect new 2D seismic data and to undertake seafloor surveys within the first three years. Following an analysis and interpretation of this data, Statoil will decide on further steps.

In the New Zealand Block Offer 2014 Statoil was also awarded 50% working interest in blocks 57083, 57085 and 57087 with Chevron as operator. The permits are located in the East Coast and Pegasus basins, southeast off New Zealand’s North Island. The permits cover more than 25000 Km² and sit in water depths between 800m and 3000m. The initial phase of the project will consist of data collection.

Statoil, Annual Report on Form 20-F 2014    33

3.6.4  Fields under development internationally

The main sanctioned development projects in which DPI is involved are in Angola, Azerbaijan, Brazil, Canada, Ireland, the UK and the USA.

This section covers selected projects under development and significant pre-sanctioned projects.

Sanctioned projects*	Operator	Statoil's share at 31 December 2014	Time of sanctioning	Production start

USA: Big Foot	Chevron	27.50%	2010	2015
USA: Heidelberg	Anadarko	12.00%	2013	2016
USA: Julia	Exxon Mobil	50.00%	2013	2016
USA: Stampede	Hess	25.00%	2014	2018
Canada: Hebron	Exxon Mobil	9.70%	2012	2017
Ireland: Corrib	Shell	36.50%	2001	2015
Algeria: In Salah Southern Fields	Sonatrach/BP/Statoil	31.85%	2010	2015
Angola: Block 15, Kizomba Satellites phase 2	Esso Angola	13.33%	2013	2015
Algeria: In Amenas Compression project	Sonatrach/BP/Statoil	45.90%	2010	2016
UK, Mariner	Statoil	65.10%	2012	2017
Azerbaijan: Shah Deniz phase 2 **	BP	15.50%	2013	2018
Brazil, Peregrino Phase II ***	Statoil	60.00%	2015	2019

* ** ***

Not exhaustive

Statoil has signed an agreement to divest its remaining 15.5% in Shah Deniz. Transaction expected to be closed in the first half of 2015.

Statoil made the investment decision on Peregrino phase 2 project in December 2014 and submitted the Plan of Development to Brazilian authorities in Jan. 2015.

3.6.4.1  North America

Statoil has a number of significant ongoing development projects in North America.

USA Gulf of Mexico

Statoil has a 27.5% interest in Big Foot located in Walker Ridge block 29. Big Foot is operated by Chevron and will be developed with a dry tree tension leg platform with a drilling rig. First oil from Big Foot is currently scheduled for 2015, delayed from the fourth quarter of 2014. The project made the necessary progress in 2014 but the start-up is delayed as a result of delayed installation due to loop currents offshore.

Discovered in 2007, Statoil has a 50% working interest in the Julia field located in Walker Ridge area of the Gulf of Mexico, which comprises five blocks. Julia is one of the major discoveries in the Paleogene. Exxon Mobil is the operator and the field will be developed with subsea wells tied back to the Jack-St. Malo production platform. First oil is expected for mid-2016.

Statoil has a 12% interest in Heidelberg located in Green Canyon block 859. Heidelberg is operated by Anadarko Petroleum Corp. and was sanctioned in April 2013. Project development includes a SPAR and subsea trees. First oil from Heidelberg is scheduled for mid-2016.

USA Onshore

In addition to offshore development projects, North America production growth is also boosted significantly by the continued ramp-up from the shale plays Bakken, Eagle Ford and Marcellus (see section Business overview – Development and Production International (DPI) – International Production – North America for further information).

Canada

Statoil is the operator of the KKD Oil Sands Partnership. The first phase, the Leismer Demonstration Project, came on stream in early 2011. In 2014, Statoil decided to postpone the Corner project at the KKD oil sands project in Alberta, Canada. As a consequence, an impairment loss related to the KKD asset has been recognised. See section Financial review – Operational and financial review – DPI profit and loss analysis for further details.

Offshore Newfoundland, Statoil has a 9.7% interest in the Exxon-operated Hebron field located in the Jeanne d'Arc basin near the other partner-operated fields Terra Nova and Hibernia. First oil is expected in 2017. The Hebron field will be developed using a fixed gravity base structure (GBS).

34   Statoil, Annual Report on Form 20-F 2014

3.6.4.2  South America

In January 2015 Statoil submitted the Plan of Development (PoD) for Peregrino Phase II project in Brazil.

In December 2014, Statoil approved the investment decision for the development of the second phase of the Peregrino oil field. In January 2015 the PoD was submitted to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP) for approval. Peregrino Phase II project includes the Peregrino South and South West discoveries. The development consists of one wellhead platform tied back to the existing FPSO.

3.6.4.3  Sub-Saharan Africa

In Sub-Saharan Africa, Statoil is participating in the planning and development of projects in Angola and Tanzania.

Angola

In Block 15, the Kizomba Satellites phase 2 project, which consists of the fields Bavuka, Kakocha, and Mondo South, is expected to start production in 2015. The project includes subsea tiebacks to existing Kizomba B and Mondo FPSO vessels. Block 15 is operated by Esso Angola, a subsidiary of ExxonMobil, with Statoil holding a 13.3% interest in this block.

Tanzania

Statoil has made several large gas discoveries offshore Tanzania in Block 2. Work is on-going to assess options for developing the discoveries, including the construction of an onshore LNG plant jointly with the co-venturers in Block’s 1, 3 and 4. Statoil is the operator of Block 2 and holds a 65% working interest.

3.6.4.4  North Africa

In 2014, Statoil's field development in the North Africa was focused on Algeria.

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

The In Amenas Gas Compression Project in Algeria, which is led by BP, was sanctioned in late 2010. The compressors are expected to come on stream in 2016. This will make it possible to reduce wellhead pressure and increase production from the reservoir.

The In Amenas facilities are operated through a joint operatorship between Sonatrach, BP and Statoil. Statoil has a 45.9% working interest in In Amenas.

The Hassi Mouina exploration licence expired in 2012. The licence is not declared commercial and the process of relinquishment therefore started in 2014.

3.6.4.5  Europe and Asia

In Europe and Asia, Statoil is participating in the planning and development of projects in Azerbaijan, the UK, Russia, and Ireland

Azerbaijan

In December 2013, Statoil and its partners in the Shah Deniz consortium made the final investment decision for the development of the Stage 2 development of the Shah Deniz gas field in Azerbaijan and expansion of the South Caucasus Pipeline (SCP) through Azerbaijan and Georgia. The stage 2 project includes offshore drilling and completion of 26 subsea wells, and the construction of two bridge-linked platforms. First gas from stage 2 is targeted for late 2018. Statoil has a 15.5% interest in Shah Deniz.

The South Caucasus Pipeline (SCP) through Azerbaijan and Georgia, the Trans Anatolian Gas Pipeline (TANAP) across Turkey, and the Trans Adriatic Pipeline (TAP) across Greece, Albania and into Italy will together create a new Southern Gas Corridor to Europe. Statoil holds a 15.5% share in SCP and a 20% share in TAP AG, the owner of the Trans Adriatic Pipeline (TAP). Statoil will not participate as an investor in TANAP.

Statoil has in 2014 reduced its ownership interest from 25.5% to 15.5% in Shah Deniz and SCP. In March 2014 Statoil closed the sale of 3.33% to BP, and in  May 2014 Statoil closed sale of 6.67% to SOCAR thereby completing the 10% farm down in Shah Deniz and SCP. The effective date is 1 January 2014.

Statoil, Annual Report on Form 20-F 2014    35

In October 2014 Statoil signed an agreement with the Malaysian oil and gas company PETRONAS to divest its remaining 15.5% interest in Shah Deniz and the South Caucasus Pipeline (SCP). The effective date of the transaction is 1 January 2014. Statoil expects that the transaction will be closed in the first half of 2015, pending government approval and other conditions.

United Kingdom

Statoil is the operator for the Mariner heavy oil project and holds a 65.1% interest. In December 2012, Statoil made the investment decision to develop the Mariner oil field. The field development plan was approved by the UK authorities in February 2013. The concept selected includes a production, drilling and quarters platform based on a steel jacket, with a floating storage unit. Statoil expects first oil in 2017.

The field development plan for Mariner includes a possibility of a future subsea tie-in of Mariner East, a small heavy oil discovery. Statoil is the operator and holds an 86% interest.

Statoil is the operator for, and holds an 81.6% interest in Bressay. Bressay is also a heavy oil discovery. Investment decision on Bressay has been postponed and alternative development solutions are currently under evaluation. Postponement of Bressay will not affect or delay the Mariner project.

Ireland

Statoil has a 36.5% interest in the Corrib gas field operated by Shell, which is being developed as a subsea tie back to an onshore processing facility. The onshore processing terminal is located approximately 9 km inland. The field is expected to start production in 2015.

.

36   Statoil, Annual Report on Form 20-F 2014

3.7 Marketing, Processing and Renewable Energy (MPR)

3.7.1 MPR overview

Marketing, Processing and Renewable Energy (MPR) is responsible for the marketing and trading of crude oil, natural gas, power, emissions, liquids and refined products, for transportation and processing, and for developing business opportunities in renewables.

MPR markets Statoil's own volumes and the Norwegian state's direct financial interest (SDFI) equity production of crude oil, in addition to third-party volumes, approximately 50 % of all Norwegian liquids exports. MPR is also responsible for marketing SDFI’s gas. See section 3.12.5 The Norwegian State’s participation and 3.12.6 SDFI oil and  gas marketing and sale for further details regarding the Norwegian state’s direct financial interest. In total, Statoil is responsible for marketing approximately 70% of all Norwegian gas exports.

MPR operates two refineries, two gas processing plants, one methanol plant and three crude oil terminals. In addition, MPR is responsible for developing transportation solutions for natural gas, liquids and crude oil from the Statoil assets including pipelines, shipping and rail. Furthermore, Statoil is responsible for developing a profitable renewable energy position.

In 2014, we sold 34.5 billion cubic metres (bcm) of natural equity gas from the Norwegian continental shelf (NCS) on our own behalf, in addition to approximately 33.4 bcm of NCS gas on behalf of the Norwegian state. That makes Statoil the second-largest gas supplier to Europe after Gazprom. Statoil's total US gas sales, including third-party gas, amounted to 12.6 bcm in 2014. In 2014, we also sold 642 million barrels of crude oil and condensate, approximately 14 million tonnes of natural gas liquids (NGL), and approximately 1.2 million tonnes of methanol. Our access to crude oil in the form of equity, governmental and third party volumes makes Statoil a large net crude oil seller. Of the total 642 million barrels sold in 2014, approximately 46% represented Statoil equity volumes, while approximately 39% of the total 14 million tonnes of NGL sold in 2014 were Statoil equity volumes.

In 2014 the European gas market was characterised  by decreasing demand and falling prices resulting in lower sales volumes compared to 2013. In the U.S. the cold winter in North East US and Canada created large regional arbitrage margins. The LNG market showed continued regional price differences and geographical arbitrage margins.

Refinery margins were higher than in 2013. The operation of facilities has been stable. HSE results show an improvement from 2013 for most parameters, but there has been a slight increase in the Serious Incident Frequency compared to 2013. With effect from 1 May 2014, the MPR business activities were organised in the following business clusters: Marketing and Trading; Asset Management; Processing and Manufacturing; and Renewable Energy. This structure is followed in the discussion of MPR's business activities below.

Key events in 2014:

•          Statoil completed the sale of a 10% share of its 25.5% holdings in the Shah Deniz project and the SCP Company with effect from 1 January 2014. The 3.33% transaction with BP was closed in March 2014 and the 6.67% transaction with SOCAR was closed in May 2014.

•          Statoil signed an agreement with Malaysian company PETRONAS to divest its remaining 15.5% share in Shah Deniz and the SCP Company with effect from 1 January 2014. The transaction will be closed in the first half of 2015, pending governmental approval and other conditions.

•          Statoil divested a 35% stake in the Dudgeon Offshore Wind Project in U.K to Masdar Abu Dhabi Future Energy Co. Statoil retains a 35% stake and remains operator of the project.

•          Statoil and Statkraft have agreed with UK Green Investment Bank to divest 20 % of the shares in Scira, each with 10 % reduced equity.

•          Statoil farmed down 13.255% ownership share in Polarled to Wintershall effective 1 January 2014. The project is aligned with the Aasta Hansteen field development.

The profitability of our industry continues to be challenged. Statoil’s response to the industrial challenge characterised by escalating cost and declining returns is addressed in the section Strategy and market overview.

Statoil, Annual Report on Form 20-F 2014    37

3.7.2 Marketing and Trading

The Marketing and Trading business cluster (MT) is responsible for the marketing and trading of all the products from Statoil’s upstream, processing and refining business and represents one of the larger players in the European oil and gas market.

3.7.2.1 Marketing and trading of gas

MT Gas is responsible for Statoil's marketing and trading of natural gas worldwide, for power and emissions trading and for overall gas supply planning and optimisation.

In addition, Marketing and Trading of Gas (MT Gas) is responsible for marketing gas related to the Norwegian state's direct financial interest (SDFI).

MT Gas business is conducted from Norway (Stavanger) and from offices in Belgium, the UK, Germany, Azerbaijan and the US.

Statoil transports and markets approximately 70% of all NCS gas and has a growing US gas position.

A significant proportion of Statoil's gas sales contracts are sold under long-term contracts that typically run for 10 to 20 years or more. These sales are carried out with large industrial customers, power producers and local distribution companies. In addition gas is sold through short-term contracts and trading on European liquid marketplaces both in the UK and on the European Continent. In the USA, gas is sold through a mix of contracts and trading on liquid marketplaces.

Most of the long-term gas contracts contain contractual price review mechanisms that can be triggered by the buyer or seller at regular intervals, or under certain given circumstances. Statoil is currently in price reviews with some of our customers.

Statoil expects to continue to optimise the market value of the gas delivered to Europe through a mix of long-term contracts and short-term marketing and trading opportunities. This is done both as a response to customer needs and in order to capture new business opportunities as the markets become more liberalised and liquid. Statoil has flexibility in the production and transportation system. Combined with downstream assets this is used to optimise the value of the gas.

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

Our European gas trading business conducts activities on almost all trading hubs within Europe, mainly focused on the UK gas market National Balancing Point (NBP), and on the Title Transfer Facility (TTF) in the Netherlands, which have become significant markets in terms of size and are the most liquid market places in Europe.

USA

USA is the world's largest and most liquid gas market. Statoil Natural Gas LLC (SNG), a wholly owned subsidiary, has a gas marketing and trading organization in Stamford, Connecticut, that markets natural gas to local distribution companies, industrial customers and power generators.

SNG also markets the gas equity production from Statoil's assets in the US Gulf of Mexico.

Statoil's entry into the Marcellus and the Eagle Ford shale gas plays has resulted in a significant increase in the volume of gas marketed and traded by Statoil in the USA over the last few years.

SNG has entered into gas transportation agreements with Tennessee Gas Pipeline (a subsidiary of Kinder Morgan Inc), and Texas Eastern Transmission (a subsidiary of Spectra Energy Corp), for a total capacity of approx. 2 bcm per year, approx. 205,000 MMBtu/day, enabling Statoil to transport gas from the Northern Marcellus production area to Manhattan, NY. This commenced service on 1 November 2013 for a term of 20 years.

SNG has also entered into a gas transportation agreement with the National Fuel Gas Supply Corporation for a total capacity of 3.2 bcm per year, approx. 320,000 MMBtu/day, enabling Statoil to transport gas from the Northern Marcellus production area to the US/Canadian border at Niagara, providing access to the greater Toronto area in Canada. The National Fuel pipeline commenced service on 1st November 2012 for a term of 20 years.

In addition SNG has long-term capacity contracts with Dominion Resources Inc., which owns the Cove Point LNG re-gasification terminal in Maryland, with a total capacity of 10.4 bcm per year.

38   Statoil, Annual Report on Form 20-F 2014

LNG is sourced from the Snøhvit LNG facility in Norway. Due to continuing low gas prices in the USA, most of Statoil's LNG cargoes have been diverted away from the US and delivered into higher-priced markets in Europe, South-America and Asia.

Azerbaijan

Statoil has completed farm down transactions with BP and SOCAR for the sale of 3.33% and 6.67% respectively in the Shah Deniz Gas Value Chain in first half of 2014. In October 2014 Statoil signed an agreement with Petronas for the divestment of its remaining 15.5% shares. The transaction will be closed in first half of 2015, but effective as from 1 January 2014, pending governmental approval and other conditions. Until closing, Statoil will continue as the commercial operator for gas transportation as well as the operator of marketing and sales of gas from stage 1 of the Shah Deniz gas/condensate field. In addition to the operatorships, Statoil has led the Gas Commercial Committee and has played a key role in the gas export negotiation committee selling the gas from stage 2. Azerbaijan, Georgia and Turkey constitute the market outlets for the stage 1 gas, with Turkey as the main market. Statoil’s operatorships will be transferred to a successor operator in first half of 2015.

The project will commence production in 2018 and deliver 16 bcm of gas annually at plateau to customers in Turkey, Bulgaria, Greece and Italy.

Algeria

Statoil has ownership interests in the In Salah gas field, Algeria's third-largest gas development. The field is operated by a joint venture constituted by Statoil, BP and Sonatrach. Statoil receives its income from gas which is sold under long-term contracts to Europe.

3.7.2.2 Marketing and trading of liquids

MPR is responsible for the sale of the group's and the Norwegian state's direct financial interest (SDFI) production of crude oil and natural gas liquids.

Statoil is one of the world's major net sellers of crude oil. The company operates from sales offices in Stavanger, Oslo, London, Singapore, Stamford and Calgary and markets and trades crude oils, condensates, NGLs as well as refined products.

The main crude oil market for Statoil is north-west Europe. In addition, volumes are sold to North America and Asia. Most of the crude oil volumes are sold in the spot market, based on publicly quoted market prices.

MT Liquids is responsible for optimising commercial utilisation of the crude terminal located at Mongstad and the South Riding Point crude oil terminal in the Bahamas. We are also responsible for Statoil's crude and liquefied petroleum gas (LPG) liftings at the Sture terminal, as well as Statoil's naphtha lifting from Kårstø and Braefoot Bay, liftings of LPG from Kårstø, Mongstad, Braefoot Bay and Teeside terminals in addition to condensate and LPG from the In Amenas field In Algeria. We lift waterborne ethane from Kårstø and Teesside, condensate from Nyhamna, and condensate and LPG volumes from Melkøya.

In addition, we market equity crude oil, condensate and NGL production from Statoil's unconventional assets in North America. They include the Alberta oil sands, Bakken, Eagle Ford, and Marcellus. Unconventional volumes were mostly sold in the spot market based on publicly quoted prices. Production from Eagle Ford is primarily transported by pipeline while the most part of crude oil from Bakken is transported to the best paying markets by rail.

MT Liquids also markets equity volumes from DPI assets located in Canada, USA, Brazil, Angola, Nigeria, Algeria, Russia, Azerbaijan and UK.

Marketing activities are also optimised through the use of lease contracts and long-term agreements for the utilisation of third-party assets such as terminals, storages, pipelines, railcars and vessels.

3.7.3 Asset Management

The Asset Management business cluster (AM) is the owner of all mid- and downstream assets in Statoil, ranging from refineries to pipelines, storage terminals, shipping activities and other infrastructure lease commitments. AM is responsible for securing flow assurance for gas and oil in order to bring production to the markets. This includes management and development of existing assets and contracts as well as being responsible for Statoil’s mid and downstream investment projects. Furthermore AM ensures that the Marketing and Trading business cluster (MT) has efficient access to assets for trading purposes.

Statoil, Annual Report on Form 20-F 2014    39

3.7.3.1 Production plants

AM is the owner of Statoil`s two refineries in Norway and Denmark and a combined heat and power plant in Norway. AM manages Statoil`s majority ownership share of a methanol production plant, as well as Statoil`s minority share in a NGL and condensate processing facility.

Mongstad

Statoil holds 100% ownership and is operator of the Mongstad refinery in Norway. The refinery was built in 1975, and significantly expanded and upgraded in the late 1980s. In addition it has been subject to considerable investments over the last 15 years in order to meet new product specifications and to improve energy efficiency. The refinery is a medium-sized, modern refinery, with a crude oil and condensate distillation capacity of 226,000 barrels per day.

The refinery is directly linked to offshore fields through two crude oil pipelines, through a natural gas liquids (NGL)/condensate pipeline to the crude oil terminal at Sture and the gas processing plant at Kollsnes, and by a gas pipeline to Kollsnes, making it an attractive site for landing and processing of hydrocarbons.

In addition to the refinery, the main facilities at Mongstad consist of a crude oil terminal (Mongstad terminal), an NGL process unit and terminal (Vestprosess), and a combined heat and power plant (Mongstad Heat and Power Plant).

Statoil owns 34% of Vestprosess, which transports and processes NGL and condensate. The Vestprosess pipeline connects the Kollsnes and Sture plants to Mongstad. The NGL is fractionated in the Vestprosess NGL unit to produce naphtha, propane and butane.

Statoil is the owner of Mongstad Heat and Power Plant, which produces electrical heat and power from gas received from Kollsnes and from the refinery. The combined heat and power plan started commercial operation in 2010 and improved the Mongstad refinery's energy efficiency. It has a capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat.

Kalundborg

Statoil holds 100% ownership and is operator of the Kalundborg refinery in Denmark, which has a crude oil and condensate distillation capacity of 108,000 barrels per day. The Kalundborg refinery is a small, CO2 efficient and flexible oil refinery. While this enables it to produce a variety of products, its main products are low-sulphur gasoline and diesel for markets in Denmark and Sweden. The refinery is connected via one gasoline and one gas oil pipeline to the terminal at Hedehusene near Copenhagen, and most of its products are sold locally.

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

3.7.3.2 Terminals and storage

AM has ownership in two crude oil terminals in Norway. AM also operates the South Riding Point crude oil terminal in the Bahamas

Mongstad terminal

Statoil has 65% ownership interest in Mongstad crude oil terminal, while the State holds 35%. Crude oil is landed at Mongstad via two pipelines from Troll, by dedicated vessels from Heidrun, and by crude vessels from the market. The Mongstad terminal has a storage capacity of 9.4 million barrels of crude oil. The terminal supports Statoil's global trading, blending and trans-shipment of crude. It is an important tool in the marketing of North Sea crude.

Sture terminal

The Sture crude oil terminal receives crude oil in two pipelines from the Oseberg area and the Grane field in the North Sea. The terminal is part of the Oseberg Transportation System (Statoil interest 36.2%). The processing facilities at Sture stabilise Oseberg crude oil and recover LPG mix (propane and butane) and naphtha. Oseberg Blend and Grane crude qualities and LPG mix are exported. LPG and naphtha are also transported through the Vestprosess pipeline to Mongstad.

South Riding Point terminal

AM operates the South Riding Point Terminal, which is located on Grand Bahamas Island, and consists of two shipping berths and ten storage tanks of crude oil, with a storage capacity of 6.75 million barrels of crude oil. The terminal has been upgraded to also enable the blending of crude oils, including heavy oils. The blending is carried out onshore and from ship to ship at the jetty. The terminal is intended to both support our global trading activity and improve our handling capacity for heavy oils. The terminal is an integral part of our marketing of equity volumes of heavy oil.

40   Statoil, Annual Report on Form 20-F 2014

Aldbrough Gas Storage

Statoil UK holds one third share of the interests in the Aldbrough Gas Storage in UK, operated by SSE Hornsea Ltd. At the end of 2014 seven out of nine caverns were operational.

Etzel Gas Lager

Statoil Deutschland Storage GmbH holds a 23.7% stake in the Etzel Gas Lager.

3.7.3.3 Pipelines

AM is responsible for Statoil’s ownership in pipelines globally as well as gathering and initial processing in the US.

Pipelines in operations

Statoil is a significant shipper in the NCS gas pipeline system. This network links gas fields on the Norwegian continental shelf (NCS) with processing plants on the Norwegian mainland and with terminals at six landing points located in France, Germany, Belgium and the UK.

The total length of Norway's gas pipelines is currently 8,100 kilometres, and all gas pipelines on the NCS that are accessed by third-party customers are owned by a single joint venture, Gassled, with regulated third-party access. The Gassled system is operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian state. When new gas infrastructure facilities are merged into Gassled, the ownership interests are adjusted to reflect each owner's relative interest. Hence, Statoil's future ownership interest in Gassled may change. AM is managing Statoil’s current 5 % ownership share in Gassled.

In addition AM manage Statoil’s ownership in the following pipelines outside the Norwegian gas transportation system: Oseberg oil transportation system, Grane oil pipeline, Kvitebjørn oil pipeline, Troll oil pipeline I and II, Valemon rich gas pipeline, and Mongstad gas pipeline.

Statoil Deutschland GmbH indirect holds a 30.8% stake in the Norddeutche Erdgas Transversale (NETRA) overland gas transmission pipeline.

Pipelines under construction

Statoil is the operator and holds a 37.1% ownership share in the Polarled Project which will secure a gas export solution for fields in the Norwegian Sea. Statoil farmed down 13.255% ownership share to Wintershall effective 1 January 2014. The project is aligned with the Aasta Hansteen field development.

Statoil is the operator and holds a 30.9% ownership share in the Utsira High Gas Pipeline. The pipeline will provide gas export for the Edvard Grieg and Ivar Aasen fields and is scheduled for start-up in 2015.

Statoil is the operator and holds a 25.6% ownership share in the Edvard Grieg Oil Pipeline. The pipeline will provide oil export for the Edvard Grieg and Ivar Aasen fields and is scheduled for start-up in 2015.

Statoil is the operator and holds a 40% ownership share in the Johan Sverdrup Oil and Gas Pipeline. The pipelines will provide oil and gas export for the Johan Sverdrup field and is scheduled to start-up in 2019.

Statoil holds a 20% ownership share in the Trans Adriatic Pipeline (TAP) which will transport Caspian natural gas to Europe. Connecting with the Trans Anatolian Pipeline (TANAP) at the Greek-Turkish border, TAP will cross Northern Greece, Albania and the Adriatic Sea before coming ashore in Southern Italy to connect to the Italian natural gas network. The project is currently in its implementation phase and is preparing for construction of the pipeline, which is planned to begin in 2016.

US gathering system

AM is responsible for Statoil’s participation in gathering and facilities for initial processing of oil and gas in the Bakken, Eagle Ford and Marcellus assets in the USA. This includes crude and natural gas gathering systems, fresh water supply systems, salt water disposal wells, oil and gas treatment and processing facilities to provide flow assurance for Statoil’s upstream production. Midstream assets in Bakken are owned and operated 100% by Statoil. In Eagle Ford, Statoil is operator of approximately 50% of midstream assets. For Marcellus Statoil has operated assets in Marcellus South while in the Marcellus non-operated areas both in the North and South, Statoil’s working interest ranges from 16.25% to 32.5% depending on gathering system and number of JV partners.

Statoil, Annual Report on Form 20-F 2014    41

3.7.4 Processing and Manufacturing

The Processing and Manufacturing business cluster (PM) is responsible for the operation of all of Statoil's onshore facilities in Norway and Denmark except for Snøhvit related facilities, and a substantial part of the oil- and gas pipelines on the NCS.

This includes the following Statoil operated plants and pipelines: the refineries at Mongstad and Kalundborg, the methanol production plant at Tjeldbergodden, Oseberg transportation system including the Sture Terminal, Vestprosess, Mongstad Terminal, the Grane, Kvitebjørn and Troll oil pipelines and Mongstad gas pipeline.

The following table shows operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden.

	Throughput (1)			Distillation capacity (2)			On stream factor % (3)			Utilisation rate % (4)
Refinery	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Mongstad	9.2	11.8	11.9	9.3	9.3	9.4	93.4	98.9	95.2	90.0	95.0	92.7
Kalundborg	4.5	5.0	4.9	5.4	5.4	5.4	91.8	98.2	94.4	82.0	86.5	88.9
Tjeldbergodden	0.83	0.79	0.81	0.95	0.95	0.95	88.4	94.4	86.4	97.1	96.6	97.5

(1)

Actual throughput of crude oils, condensates, NGL, feed and blendstock, measured in million tonnes.

Higher than distillation capacity for Mongstad due to high volumes of fuel oil and NGL not going through the crude distillation unit.

(2)	Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in million tonnes.
(3)	Composite reliability factor for all processing units, excluding turnarounds.
(4)	Composite utilisation rate for all processing units, stream day utilisation.

In addition PM performs the role of technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Statoil and the operator Gassco. PM also performs the TSP role for the larger share of the Gassco operated gas pipeline infrastructure.

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

For further information about Statoil's operated onshore facilities and pipelines, see the section Business overview - Marketing, Processing and Renewable Energy – Asset Management.

Kalundborg

Statoil is the sole owner and operator of the Kalundborg refinery in Denmark, which has a crude oil and condensate distillation capacity of 118,000 barrels per day. The Kalundborg refinery is a small but flexible oil refinery. While this enables it to produce a variety of products, its main products are low-sulphur gasoline and diesel for markets in Denmark and Sweden. The refinery is connected via two pipelines (one gasoline and one gas oil) to the terminal at Hedehusene near Copenhagen, and most of its products are therefore  sold locally. Kalundborg's refined products are also supplied to other markets in north- western Europe, mainly to Scandinavia.

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

42   Statoil, Annual Report on Form 20-F 2014

3.7.5 Renewable Energy

Our renewable energy business focuses on developing business in areas where we have a competitive edge as a result of our offshore oil and gas expertise. Offshore wind and carbon capture and storage are key areas.

Sheringham Shoal

The Sheringham Shoal wind farm, located off the coast of Norfolk, UK, was formally opened in September 2012. The wind farm is in full production with 88 turbines and an installed capacity of 317 megawatt (MW). Following the divestment in 2014, it is now owned 40% by Statkraft, a Norwegian wholly state-owned company, 40% by Statoil and 20% by the UK Green Investment Bank (GIB). The wind farm's estimated annual production is 1.1 terawatt hours (TWh) and it will provide power for approximately 220,000 households.

Hywind

The Hywind demonstration facility off the coast of Karmøy in Norway - featuring the world's first full-scale floating offshore wind turbine - has been in operation for five years. The overall performance of Hywind has exceeded expectations. A project, investigating the possibility of installing a 30 MW test farm in Scotland is ongoing. According to current plans, the project is scheduled to make a final investment decision in 2015, and be operational in 2017.

Dudgeon offshore wind project

Statoil acquired a 70% shareholding in the Dudgeon offshore wind farm project in October 2012 together with Statkraft (30%). In 2014 Statoil reduced its shareholding to 35%. This project is located in the Greater Wash Area off the English east coast, not far from Sheringham Shoal. A final investment decision was made July 2014 for the 402MW project. All key construction contracts are awarded and construction has started. The wind farm is expected to have a production of 1.7 TWh from 67 turbines providing power for approximately 410,000 households. It is expected fully operational by year end 2017.

Dogger Bank

Statoil was awarded a 25% share in the UK Third Round Dogger Bank concession in 2010 together with partners Rheinisch-Westfalische Elektrizitatswerke (RWE), Scottish and Southern Energy (SSE) and Statkraft. The joint venture (Forewind) is currently undertaking environmental studies and preparing applications for consent to build offshore wind farms. The applications for the first two projects (each 1.2 GW) have been confirmed by the UK authorities to be sufficiently matured, and a final decision is expected in the first half of 2015. Work on the remaining applications continues. Production could start towards the end of the decade.

Carbon capture and Storage (CCS)

CCS is an important technology for Statoil to protect the value of our natural gas resources in case of emission regulations and/or high carbon taxes on use of natural gas. Statoil has since 1996 gained experience in CCS and has continued to develop the competence through its research engagement in the Technical Centre Mongstad (TCM). Statoil will seek to deploy its competence and experience in other CCS projects, continue to evaluate opportunities to reduce own CO2 emissions and explore CO2 for EOR possibilities.

Statoil, Annual Report on Form 20-F 2014    43

3.8 Other Group

The Other reporting segment includes activities in Global Strategy and Business Development (GSB);

Technology, Projects and Drilling (TPD); and corporate staffs and support functions.

3.8.1  Global Strategy and Business Development (GSB)

The Global Strategy and Business Development (GSB) business area is Statoil’s functional head for strategy and business Development.

GSB sets the strategic direction for Statoil and identifies, develops and delivers business opportunities. This is achieved through close collaboration across geographic locations and business areas. Statoil's strategy plays an important role in guiding Statoil's business development focus.

GSB's business activities are organised in the following areas:

•          Corporate strategy and analysis:  Managing corporate strategy development processes, competitor intelligence, industry analysis.

•          Political Analysis: Monitoring political developments nationally, regionally and globally. The unit assesses geopolitical issues and trends impacting our business, political risk related to specific countries and projects, and changes to the broader security threat picture.

•          Corporate Sustainability:  Setting out Statoil's strategic response to sustainability issues, the development of relevant policies and reporting on the company's sustainability performance.

•          Business Development Origination: Early screening of business development opportunities, sharing on-the-ground context and intelligence across the organization.

•          Mergers, Acquisitions and Divestments: Merger/corporate acquisition/divestment options, interfacing with investment bankers, sharing deal activity context and intelligence across the organisation.

•          Project Support and Execution:  Commercial negotiation support, commercial and technical valuation, business development best practice.

3.8.2  Technology, Projects and Drilling (TPD)

Technology, Projects and Drilling (TPD) business area is responsible for delivering projects and wells and providing global support on standards and procurement. TPD is also responsible for developing Statoil as a technology company.

Key events in 2014:

•       Completed 103 offshore wells, including 33 exploration wells

•       Delivered the Gudrun and the Valemon projects to DPN

•       Delivered three new fast-track projects: Fram H-North, Svalin and Oseberg Delta2 to DPN

•       Established country office in South Korea

•       Delivered a high number of new technologies in 2014 - a total of 40 high impact and 69 first-use, which is an increase from 2013

•       Some overcapacity in the rig fleet due to reduced demand and increased efficiency

•       Opened a new increased oil recovery (IOR) research centre at Statoil’s research centre in Trondheim (Norway) in June. It is one of the most advanced in the world and will play a key role in Statoil’s efforts to improve recovery from our fields on the NCS and internationally

The TPD's business activities are organised in the following business clusters:

Research, Development and Innovation

Research, Development and Innovation (RDI) is responsible for carrying out research and technology development to meet Statoil's business needs in a short-and long term perspective.

RDI is organised in four research programmes closely aligned with Statoils technology strategy: Exploration, mature area developments and IOR, Frontier developments and unconventionals. In addition, there are two other units - Innovation and projects. RDI has four research centres in Norway with world leading laboratories and large-scale test facilities. Internationally, RDI is present close to our operations in Rio de Janeiro (Brazil), Houston and Austin (the US), Calgary and St. Johns (Canada) and Beijing (China). Cooperation with external environments plays an important role for R&D in Statoil and RDI has an Academia programme that coordinates cooperation with Norwegian and international universities.

Technology Excellence

Technology Excellence (TEX) is globally responsible for delivering technical expertise to projects, business developments and assets, and for implementing new technology and the corporate technology strategy.

44   Statoil, Annual Report on Form 20-F 2014

TEX's technological expertise in areas such as petroleum , subsea and marine, facilities and operations, and safety and sustainability technologies, contributes to enhancing Statoil's operational performance. Technology development and implementation are used to promote and achieve corporate targets for production growth, increased regularity, reserve growth, and reduced costs and improved efficiency. TEX is responsible for increasing the level of standardisation and supports innovators and entrepreneurs with technology development and commercialisation activities.

Projects

Projects (PRO) is responsible for planning and executing all major facilities development, modification and field decommissioning projects in Statoil.

The project portfolio comprises around 50 projects in the early phase and 70 in the execution phase. The project portfolio is diverse, ranging from major new field developments to both small and large development projects on the NCS and internationally. The share of larger projects in the portfolio has increased over the last few years.

Drilling and Well

Drilling and Well (D&W) is responsible for providing cost-efficient well deliveries, ensuring fit-for-purpose drilling facilities and providing expertise and advice to Statoil's global drilling and well operations.

D&W operated 42 rig years in 2014 compared to 44 in 2013, and delivered production and exploration wells offshore on the NCS and Brazil, and exploration wells in Angola, Canada, Gulf of Mexico, Tanzania and Faroe Islands.

Procurement and Supplier Relations

Procurement and Supplier Relations (PSR) is responsible for procurement on a global basis that is aligned with Statoil’s business needs, and for managing Statoil's supply chain. Statoil's procurements originate from approximately 12,000 active suppliers.

The procurement process is based on competition and the principles of openness, non-discrimination and equality. PSR encourage and facilitate collaboration with suppliers through communication and by managing supplier relations. By maintaining strong relations with high-quality suppliers, Statoil aims to ensure lasting long-term competitive advantages. PSR have a strategy for increasing diversity, competition and flexibility in the markets in order to better utilise industry capacity and expertise.

3.8.3  Corporate staffs and support functions

Corporate Staffs and support functions comprise the non-operating activities supporting Statoil.

They include headquarters and central functions that provide business support such as corporate communication, safety, audit, legal services and people and organisation.

Statoil, Annual Report on Form 20-F 2014    45

3.9 Significant subsidiaries

The following table shows significant subsidiaries and associated companies as of 31 December 2014.

Our voting interest in each company is equivalent to our equity interest.

Ownership in certain subsidiaries and other equity accounted companies
Name	in %	Country of incorporation	Name	in %	Country of incorporation

Statholding AS	100	Norway	Statoil Nigeria Deep Water AS	100	Norway
Statoil Angola Block 15 AS	100	Norway	Statoil Nigeria Outer Shelf AS	100	Norway
Statoil Angola Block 15/06 Award AS	100	Norway	Statoil Norsk LNG AS	100	Norway
Statoil Angola Block 17 AS	100	Norway	Statoil North Africa Gas AS	100	Norway
Statoil Angola Block 31 AS	100	Norway	Statoil North Africa Oil AS	100	Norway
Statoil Angola Block 38 AS	100	Norway	Statoil Orient AG	100	Switzerland
Statoil Angola Block 39 AS	100	Norway	Statoil OTS AB	100	Sweden
Statoil Angola Block 40 AS	100	Norway	Statoil Petroleum AS	100	Norway
Statoil Apsheron AS	100	Norway	Statoil Shah Deniz AS	100	Norway
Statoil Azerbaijan AS	100	Norway	Statoil Sincor AS	100	Norway
Statoil BTC Finance AS	100	Norway	Statoil SP Gas AS	100	Norway
Statoil Coordination Centre NV	100	Belgium	Statoil Tanzania AS	100	Norway
Statoil Danmark AS	100	Denmark	Statoil Technology Invest AS	100	Norway
Statoil Deutschland GmbH	100	Germany	Statoil UK Ltd	100	United Kingdom
Statoil do Brasil Ltda	100	Brazil	Statoil Venezuela AS	100	Norway
Statoil Exploration Ireland Ltd.	100	Ireland	Statoil Venture AS	100	Norway
Statoil Forsikring AS	100	Norway	Statoil Metanol ANS	82	Norway
Statoil Færøyene AS	100	Norway	Mongstad Refining DA	79	Norway
Statoil Hassi Mouina AS	100	Norway	Mongstad Terminal DA	65	Norway
Statoil Indonesia Karama AS	100	Norway	Tjeldbergodden Luftgassfabrikk DA	51	Norway
Statoil New Energy AS	100	Norway	Naturkraft AS	50	Norway
Statoil Nigeria AS	100	Norway	Vestprosess DA	34	Norway

3.10 Production volumes and prices

The business overview is in accordance with our segment's operations as of 31 December 2014, whereas certain disclosures on oil and gas reserves are based on geographical areas as required by the Securities and Exchange Commission (SEC).

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

The following table shows Statoil's Norwegian and international entitlement production of oil and natural gas for the periods indicated. The stated production volumes are the volumes to which Statoil is entitled, pursuant to conditions laid down in licence agreements and production-sharing agreements. The production volumes are net of royalty oil paid in kind, and of gas used for fuel and flaring. Our production is based on our proportionate participation in fields with multiple owners and does not include production of the Norwegian State's oil and natural gas. Production of an immaterial quantity of bitumen is

46   Statoil, Annual Report on Form 20-F 2014

included in oil and condensate production. NGL includes both LPG and naphtha. The only field containing more than 15% of total proved reserves based on oil equivalent barrels is the Troll field. For further information on production volumes, please see the section Financial review - Operating and financial review - Definition of reported volumes.

	For the year ended 31 December
Entitlement production	2014	2013	2012

Norway
Oil and Condensate (mmbbls)	173	174	185
NGL (mmbbls)	42	42	45
Natural gas (bcf)	1,229	1,264	1,483
Combined oil, condensate, NGL and gas (mmboe)	434	441	495

Eurasia excluding Norway
Oil and Condensate (mmbbls)	14	15	17
Natural gas (bcf)	56	72	62
Combined oil, condensate, NGL and gas (mmboe)	24	28	28

Africa
Oil and Condensate (mmbbls)	64	58	53
NGL (mmbbls)	2	1	2
Natural gas (bcf)	38	40	41
Combined oil, condensate, NGL and gas (mmboe)	72	66	63

Americas
Oil and Condensate (mmbbls)	55	50	48
NGL (mmbbls)	7	4	2
Natural gas (bcf)	242	196	161
Combined oil, condensate, NGL and gas (mmboe)	106	89	79

Total
Oil and Condensate (mmbbls)	306	298	303
NGL (mmbbls)	51	47	50
Natural gas (bcf)	1,565	1,571	1,748
Combined oil, condensate, NGL and gas (mmboe)	635	625	665

Troll field *
Oil and Condensate (mmbbls)	14	14	14
NGL (mmbbls)	2	2	4
Natural gas (bcf)	317	304	408
Combined oil, condensate, NGL and gas (mmboe)	73	70	91

* Note that Troll is also included in Norway stated above

Statoil, Annual Report on Form 20-F 2014    47

3.10.2 Production costs and sales prices

The following tables present the average unit of production cost based on entitlement volumes and realised sales prices.

	Norway	Eurasia excluding Norway	Africa	Americas

Year ended 31 December 2014
Average sales price oil and condensate in USD per bbl	98.3	101.3	95.6	78.3
Average sales price NGL in USD per bbl	59.3	-	59.7	37.3
Average sales price natural gas in NOK per Sm3	2.3	1.3	2.2	1.0
Average production cost in NOK per boe	53	65	64	52

Year ended 31 December 2013
Average sales price oil and condensate in USD per bbl	109.1	110.5	107.3	89.1
Average sales price NGL in USD per bbl	67.4	-	69.7	59.2
Average sales price natural gas in NOK per Sm3	2.4	0.9	2.1	0.8
Average production cost in NOK per boe	50	49	59	46

Year ended 31 December 2012
Average sales price oil and condensate in USD per bbl	111.5	113.1	110.8	90.9
Average sales price NGL in USD per bbl	71.5	-	73.6	40.9
Average sales price natural gas in NOK per Sm3	2.4	1.0	2.3	0.5
Average production cost in NOK per boe	45	47	59	58

48   Statoil, Annual Report on Form 20-F 2014

3.11 Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,359 mmboe at year end 2014, compared to 5,600 mmboe at the end of 2013.

Statoil's proved reserves are estimated and presented in accordance with the Securities and Exchange Commission (SEC) Rule 4-10 (a) of Regulation S-X, revised as of January 2009, and relevant Compliance and Disclosure Interpretations (C&DI) and Staff Accounting Bulletins, as issued by the SEC staff. For additional information, see Critical accounting judgments and key sources of estimation uncertainty; Key sources of estimation uncertainty; Proved oil and gas reserves in note 2 Significant accounting policies to the Consolidated financial statements. For further details on proved reserves, see also note 27 Supplementary oil and gas information (unaudited)  to the Consolidated financial statements.

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These are sources of additions to proved reserves that are the result of continuous business processes and can be expected to continue to add reserves in the future.

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

Approximately 85% of our proved reserves are located in OECD countries. Norway is by far the most important contributor in this category, followed by the United States of America (US), Canada, the United Kingdom (UK) and Ireland.

Of Statoil's total proved reserves, 12% are related to production-sharing agreements (PSAs) in non-OECD countries such as Azerbaijan, Angola, Algeria, Nigeria, Libya and Russia. Other non-OECD reserves are related to concessions in Brazil and Venezuela, representing less than 3% of Statoil's total proved reserves. These are included in proved reserves in the Americas.

Significant additions to our proved reserves in 2014 were:

•      Positive revisions due to better performance of producing fields, maturing of improved recovery projects, and reduced uncertainty due to further drilling and production experience. This added a total of 353 million boe in 2014.

•      Proved reserves from new discoveries have also been added through the sanctioning of nine new field development projects in 2014 such as the Stampede field in the Gulf of Mexico in US and Gullfaks Rimfaksdalen, Flyndre and Titan in Norway. The new projects added a total of 65 million boe.

•      Further drilling in the Bakken, Marcellus and Eagle Ford onshore plays in the US increased the proved reserves in 2014, and some of these additions are presented as extensions. Extension of proved area on existing field added a total of 187 million boe of new proved reserves in 2014.

•      The net effect of purchase and sale reduced the reserves by 214 mmboe in 2014

The 2014 entitlement production was 635 million boe, an increase of 1.6% compared to 2013. New discoveries with proved reserves booked in 2014 are all expected to start production within a period of five years.

Statoil, Annual Report on Form 20-F 2014    49

Summary of proved reserves as of 31 December 2014

Reserves category	Proved reserves
	Oil and Condensate	NGL	Natural Gas	Total oil and gas
	(mmboe)	(mmboe)	(bcf)	(mmboe)

Developed
Norway	559	258	11,227	2,818
Eurasia excluding Norway	63	-	312	119
Africa	243	9	191	287
Americas	291	42	946	501
Total Developed proved reserves	1,156	310	12,677	3,725

Undeveloped
Norway	327	60	2,467	826
Eurasia excluding Norway	133	-	906	295
Africa	52	6	108	78
Americas	273	27	762	436
Total Undeveloped proved reserves	786	93	4,242	1,635

Total proved reserves	1,942	403	16,919	5,359

Statoil's proved reserves of bitumen in the Americas are included as oil in the table above since they represent less than 2% of Statoil's proved reserves, which is regarded as immaterial.

The basis for equivalents is presented in the section Terms and definitions.

Reserves replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2014, 2013 and 2012.

	For the year ended 31 December
(million boe)	2014	2013	2012

Revisions and improved recovery	356	395	353
Extensions and discoveries	253	523	378
Purchase of petroleum-in-place	20	14	4
Sales of petroleum-in-place	(233)	(131)	(74)

Total reserve additions	395	802	661
Production	(635)	(625)	(665)

Net change in proved reserves	(240)	177	(4)

The reserves replacement ratio for 2014 was 0.62 compared to 1.28 in 2013. The 2014 reserves replacement ratio, excluding purchases and sales of petroleum in place, was 0.96. The average replacement ratio for the last three years was 0.97, or 1.17 excluding purchases and sales.

	For the year ended 31 December
Reserves replacement ratio (including purchases and sales)	2014	2013	2012

Annual	0.62	1.28	0.99
Three-year-average	0.97	1.15	1.01

The usefulness of the reserves replacement ratio is limited by the volatility of oil prices, the influence of oil and gas prices on PSA reserve booking, sensitivity related to the timing of project sanctions and the time lag between exploration expenditure and the booking of reserves.

50   Statoil, Annual Report on Form 20-F 2014

Proved reserves in Norway

A total of 3,644 million boe is recognised as proved reserves in 58 fields and field development projects on the NCS, representing 68% of Statoil's total proved reserves. Of these, 52 fields and field areas are currently in production, 43 of which are operated by Statoil. Three new field development projects added reserves during 2014, Gullfaks Rimfaksdalen, Flyndre and Titan categorised as extensions and discoveries. Production experience, further drilling and improved recovery on several of Statoil's producing fields in Norway also contributed positively to the revisions of the proved reserves in 2014.

Sales of reserves are related to the agreements with Wintershall to sell interests in certain licences in Norway. This has reduced Statoil's share of proved reserves on Aasta Hansteen and removed Gjøa and Vega from the proved reserves accounts.

Of the proved reserves on the NCS, 2,818 million boe, or 77%, are proved developed reserves. Of the total proved reserves, 67% are gas reserves related to large offshore gas fields such as Troll, Snøhvit, Oseberg, Aasta Hansteen, Ormen Lange, Tyrihans, Åsgard and Visund, and 33% are liquid reserves.

Proved reserves in Eurasia, excluding Norway

In this area, Statoil has proved reserves of 413 million boe related to six fields and field developments in Azerbaijan, the UK, Ireland and Russia. Eurasia excluding Norway represents 8% of Statoil's total proved reserves, Azerbaijan being the main contributor with the Shah Deniz and Azeri-Chirag-Gunashli fields. All fields are producing, except for the Corrib field in Ireland, which is still under development and anticipated to start production in 2015, and the Mariner field in the UK, which is expected to start production in 2017. The effect of the farm out of Shah Deniz will be included in 2015, after the closing date of the transaction, and will reduce the proved reserves at year end 2015.

Of the proved reserves in Eurasia, 119 million boe or 29% are proved developed reserves. Of the total proved reserves in this area, 48% are liquid reserves and 52% are gas reserves.

Proved reserves in Africa

Statoil recognises proved reserves of 364 million boe related to 31 fields and field developments in several West and North African countries, including Algeria, Angola, Libya and Nigeria. Africa represents 7% of Statoil's total proved reserves. Angola is the primary contributor to the proved reserves in this area, with 26 of the 31 fields.

In Angola, Statoil has proved reserves in four blocks, Block 4, Block 15, Block 17 and Block 31, with production from all blocks. Some of the Kizomba satellites in Block 15 are still under development. During 2014 Statoil farmed out of Block 15/06, Western Hub is therefore removed from proved reserves this year.

All fields are in production in Algeria, Libya and Nigeria.

The disputed equity determination at Agbami will potentially alter Statoil's equity share in this field. The effect on the proved reserves will be included once the redetermination is finalised and the effect is known.

Of the total proved reserves in Africa, 287 million boe, or 79%, are proved developed reserves. Of the total proved reserves in this area, 85% are liquid reserves and 15% are gas reserves.

Statoil, Annual Report on Form 20-F 2014    51

Proved reserves in the Americas

In North and South America, Statoil has proved reserves equal to 937 million boe in a total of 16 fields and field development projects. This represents 17% of Statoil's total proved reserves. Ten of these fields are located in the US, seven of which are offshore field developments in the Gulf of Mexico and three are onshore tight reservoir assets. Five are located in Canada and two in South America. The sanctioning of Stampede added new reserves in the Gulf of Mexico in 2014.

In the US, four of the seven fields in the Gulf of Mexico are in production. Field development is ongoing on Big Foot, Heidelberg and Stampede. The onshore tight reservoir assets Marcellus, Eagle Ford and Bakken are all in production. Further drilling in these assets has increased the proved reserves in 2014, which are expressed as both extensions and revision of previous estimate.

In Canada, proved reserves are related both to offshore field developments, and to the Leismer field in the KKD oil sands project in Alberta. The effect of the agreement between Statoil and PTTEP increased the reserves on Leismer.

Of the total proved reserves in the Americas, 501 million boe, or 53%, are proved developed reserves. Of the total proved reserves in this area, 68% are liquid reserves and 32% gas reserves.

3.11.1 Development of reserves

In 2014, approximately 465 million boe were converted from undeveloped to developed proved reserves.

The start-up of production from the Fram H-Nord, Gudrun and Svalin in Norway together with CLOV in Angola and St. Malo and Jack in the US increased developed reserves by 137 million boe during 2014. The rest of the converted volume is related to development activities on producing fields.

Net proved reserves in million barrels oil equivalent	Total	Developed	Undeveloped

At 31 December 2013	5,600	3,711	1,888
Revisions and improved recovery	356	250	106
Extensions and discoveries	253	-	253
Purchase of reserves-in-place	20	9	10
Sales of reserves-in-place	(233)	(76)	(158)
Production	(635)	(635)	-
Moved from undeveloped to developed	-	465	(465)

At 31 December 2014	5,359	3,725	1,635

The new development projects in Norway, the US and Angola, added a total of 65 million boe of proved undeveloped reserves in 2014. Further drilling in the Bakken, Marcellus and Eagle Ford onshore plays in the US increased the proved area and added proved undeveloped reserves. The approval of new areas for development on Leismer, by the Alberta Energy Regulator, also added reserves in the undeveloped category. These additions are categorised as extensions and together with extensions on existing fields and new discoveries this added a total of 253 million boe of proved undeveloped reserves.

Revision of estimate on existing fields added 106 million boe proved undeveloped reserves. These revisions are based on new information available either from drilling of new wells or from production experience, resulting in an improved understanding of the fields.

The net effect of the transactions done in 2014, reduced the proved undeveloped reserves by 148 million boe.

52   Statoil, Annual Report on Form 20-F 2014

		Oil and Condensate	NGL	Natural gas	Total
		(mmboe)	(mmboe)	(bcf)	(mmboe)

2014	Proved reserves end of year	1,942	403	16,919	5,359
	Developed	1,156	310	12,677	3,725
	Undeveloped	786	93	4,242	1,635
2013	Proved reserves end of year	1,877	441	18,416	5,600
	Developed	1,052	330	13,073	3,711
	Undeveloped	826	111	5,343	1,888
2012	Proved reserves end of year	1,919	469	17,027	5,422
	Developed	1,049	334	13,210	3,737
	Undeveloped	870	135	3,817	1,686

As of 31 December 2014, the total proved undeveloped reserves amounted to 1,635 million boe, 51% of which are related to fields in Norway. The Snøhvit, Grane, Troll, Valemon and Oseberg fields, which have continuous development activities, represent the largest undeveloped assets in Norway together with fields not yet in production, such as Aasta Hansteen, Gina Krog, Goliat and Ivar Aasen. The largest assets with respect to undeveloped proved reserves outside Norway are Shah Deniz in Azerbaijan, Leismer in Canada, Mariner and Corrib in the UK, the US onshore developments in Marcellus and Stampede offshore US.

In 2014, Statoil incurred NOK 100 billion in development costs relating to assets carrying proved reserves, NOK 76 billion of which was related to proved undeveloped reserves.

Large fields with continuous development activity may contain reserves that are expected to remain undeveloped for five years or more. Examples are Snorre, Troll, Ekofisk, Heidrun, Snøhvit and Grane in Norway, Leismer and Hebron in Canada, Azeri-Chirag-Gunashli and Shah Deniz Phase in Azerbaijan, Shah Deniz Phase and Mariner in UK and Petrocedeno in Venezuela. These are large field developments with several billion dollars invested in complex infrastructure and with continuous development that will require extensive, sustained drilling of wells for a long period of time. It is highly unlikely that these field development projects will be prematurely terminated, since this would result in a significant loss of capital.

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

The person with primary responsibility for overseeing the preparation of the reserves estimates is the chair of the CRM team. The person who presently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 29 years' experience in the oil and gas industry, 28 of them with Statoil. She is a member of the Society of Petroleum Engineering (SPE) and vice-chair of the UNECE Expert Group on Resource Classification (EGRC).

Statoil, Annual Report on Form 20-F 2014    53

DeGolyer and MacNaughton report

Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Statoil's proved reserves as of 31 December 2014. The evaluation accounts for 100% of Statoil's proved reserves. The aggregated net proved reserves estimates prepared by DeGolyer and MacNaughton do not differ materially from those prepared by Statoil when compared on the basis of net equivalent barrels.

	Oil and Condensate	NGL/LPG	Sales Gas	Oil Equivalent
Net proved reserves at 31 December 2014	(mmbbls)	(mmbbl)	(bcf)	(mmboe)

Estimated by Statoil	1,942	403	16,919	5,359
Estimated by DeGolyer and MacNaughton	1,932	373	17,609	5,443

A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iv).

3.11.3 Operational statistics

Operational statistics include information about acreage and the number of wells drilled.

Developed and undeveloped acreage

The table below shows the total gross and net developed and undeveloped oil and gas acreage, in which Statoil had interests at 31 December 2014.

A gross value reflects wells or acreage in which we have interests (presented as 100%). The net value corresponds to the sum of the fractional working interests owned in gross wells or acres.

		Norway	Eurasia excluding Norway	Africa	Americas	Oceania	Total
At 31 December 2014 (in thousands of acres)

Developed and undeveloped oil and gas acreage
Acreage developed	- gross	855	90	997	535	-	2,477
	- net	309	18	304	227	-	857
Acreage undeveloped	- gross	9,792	39,112	15,996	16,914	30,870	112,685
	- net	3,616	15,261	5,243	5,528	19,479	49,127

The largest concentrations of developed acreage in Norway are in the Troll, Skarv, Snøhvit, Ormen Lange and Oseberg areas. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations of developed acreage (gross and net).

Statoil's largest undeveloped acreage concentration is in Australia, which was acquired in 2013. Russia has the largest undeveloped acreage in Eurasia excluding Norway, with 55% of the total for this geographic area. The largest acreage concentration in Africa is in Angola, representing 58% of the total net acreage in Africa.

Statoil holds acreage in numerous concessions, blocks and leases. The terms and conditions regarding expiration dates vary significantly from property to property. Work programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration.

Acreage related to several of these concessions, blocks and leases are scheduled to expire within the next three years. Any acreage which has already been evaluated to be non-profitable may be relinquished prior to the current expiration date. In other cases, we may decide to apply for an extension if more time is needed in order to fully evaluate the potential of the properties. Historically, Statoil has generally been successful in obtaining such extensions.

Most of the undeveloped acreage that will expire within the next three years is related to early exploration activities where no production is expected in the foreseeable future. The expiration of these leases, blocks and concessions will therefore not have any material impact on our reserves.

54   Statoil, Annual Report on Form 20-F 2014

Productive oil and gas wells

The number of gross and net productive oil and gas wells, in which Statoil had interests at 31 December 2014, are shown in the table below.

		Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2014

Number of productive oil and gas wells
Oil wells	- gross	837	156	307	2,724	4,024
	- net	286.4	22.4	53.5	1,794.8	2,157.2
Gas wells	- gross	195	6	81	1,699	1,981
	- net	81.5	0.9	30.9	412.7	526.0

The total gross number of productive wells as of end 2014 includes 407 oil wells and 12 gas wells with multiple completions or wells with more than one branch.

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

	Norway	Eurasia excluding Norway	Africa	Americas	Oceania	Total

Year 2014
Net productive and dry exploratory wells drilled	12.0	1.0	4.7	3.4	3.6	24.7
- Net dry exploratory wells drilled	3.4	1.0	2.7	1.6	3.6	12.2
- Net productive exploratory wells drilled	8.6	-	2.0	1.9	-	12.5

Net productive and dry development wells drilled	26.9	2.7	8.5	386.1	-	424.2
- Net dry development wells drilled	3.5	-	1.1	1.2	-	5.8
- Net productive development wells drilled	23.4	2.7	7.4	384.9	-	418.4

Year 2013
Net productive and dry exploratory wells drilled	19.3	0.3	2.2	2.3	-	24.0
- Net dry exploratory wells drilled	7.3	0.3	2.2	2.3	-	12.0
- Net productive exploratory wells drilled	12.0	-	-	-	-	12.0

Net productive and dry development wells drilled	26.7	2.3	5.9	321.9	-	356.7
- Net dry development wells drilled	1.7	-	0.7	1.3	-	3.7
- Net productive development wells drilled	24.9	2.3	5.3	320.6	-	353.1

Year 2012
Net productive and dry exploratory wells drilled	8.7	2.0	3.0	3.1	-	16.8
- Net dry exploratory wells drilled	2.3	2.0	0.4	1.6	-	6.3
- Net productive exploratory wells drilled	6.4	-	2.6	1.5	-	10.5

Net productive and dry development wells drilled	22.8	1.9	7.0	441.0	-	472.6
- Net dry development wells drilled	1.3	-	0.3	0.6	-	2.1
- Net productive development wells drilled	21.5	1.9	6.7	440.4	-	470.5

Statoil, Annual Report on Form 20-F 2014    55

Exploratory and development drilling in process

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil at 31 December 2014.

		Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2014

Number of wells in progress
Development wells	- gross	46	6	19	506	577
	- net	16.0	0.9	3.9	155.9	176.7
Exploratory wells	- gross	3	-	2	3	8
	- net	1.8	-	0.9	1.5	4.2

3.11.4 Delivery commitments

This section describes the long-term NCS commitments for the contract years 2014-2017.

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

The majority of our gas volumes in Norway are sold under long-term contracts with take-or-pay clauses. Statoil's and SDFI's annual delivery commitments under these agreements are expressed as the sum of the expected off-take under these contracts. As of 31 December 2014, the long-term commitments from NCS for the Statoil/SDFI arrangement totalled approximately 15.19 trillion cubic feet (tcf) (430 bcm).

Statoil and SDFI's delivery commitments, expressed as the sum of expected off-take for the gas years 2014, 2015, 2016 and 2017, are 2.24, 1.97, 1.62 and 1.37 tcf (63.5, 55.8, 46.0 and 38.8 bcm), respectively. The remaining volumes are sold to large industrial end users or on the short-term market.

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

56   Statoil, Annual Report on Form 20-F 2014

We are not required to submit any decisions relating to our operations to the Storting. However, the Storting's role in relation to major policy issues in the petroleum sector can affect us in two ways: firstly, when the Norwegian State acts in its capacity as majority owner of our shares and, secondly, when the Norwegian State acts in its capacity as regulator:

•       The Norwegian State's shareholding in Statoil is managed by the Ministry of Petroleum and Energy. The Ministry of Petroleum and Energy will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if we issue additional shares and such issuance would significantly dilute the Norwegian State's holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. It is not possible to predict what stance the Norwegian Storting will take on a proposal to issue additional shares that would either significantly dilute its holding of Statoil shares or require a capital contribution from it in excess of government mandates. A decision by the Norwegian State to vote against a proposal on our part to issue additional shares would prevent us from raising additional capital in this manner and could adversely affect our ability to pursue business opportunities. For more information about the Norwegian State's ownership, see the sections Risk review - Risk factors - Risks related to state ownership and Shareholder information - Major shareholders.

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

Although Norway is not a member of the European Union (EU), it is a member of the European Free Trade Association (EFTA). The EU and the EFTA Member States have entered into the Agreement on the European Economic Area, referred to as the EEA Agreement, which provides for the inclusion of EU legislation covering the four freedoms - the free movement of goods, services, persons and capital - in the national law of the EFTA Member States (except Switzerland). An increasing volume of regulations affecting us is adopted in the EU and then applied to Norway under the EEA Agreement. As a Norwegian company operating within both EFTA and the EU, our business activities are subject to both the EFTA Convention governing intra-EFTA trade and EU laws and regulations adopted pursuant to the EEA Agreement.

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

Statoil, Annual Report on Form 20-F 2014    57

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

Most of our and the Norwegian State's gas produced on the NCS is sold under gas contracts to customers in the European Union (EU). The EU internal energy market has been high on the European Commission's agenda, and this market has thus been subject to continuous legislative initiatives. Such changes in EU legislation may affect Statoil's marketing of gas.

The Norwegian gas transport system, consisting of the pipelines and terminals through which licensees on the NCS transport their gas, is owned by a joint venture called Gassled. The Norwegian Petroleum Act of 29 November 1996 and the pertaining Petroleum Regulation establish the basis for non- discriminatory third-party access to the Gassled transport system. The ownership structure in Gassled and the pertaining regulations are intended to ensure the effectiveness of the system and to prevent conflicts of interest.

58   Statoil, Annual Report on Form 20-F 2014

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

Global operations

With business operations in more than 30 countries, Statoil is subject to a wide variety of HSE laws and regulations concerning its products, operations and activities. As a result of the Macondo incident, in 2011, the US Department of the Interior created two new agencies to administer operations and activities in the Gulf of Mexico - the Bureau of Safety and Environmental Enforcement (BSEE) and the Bureau of Offshore Energy Management (BOEM). The department also issued new regulations to address the respective roles of the new agencies. Application of these regulations has the potential to affect our operations in the USA. Similarly, the effects from implementing the EU offshore Safety Directive in EU-member states' legislation will affect operations in relevant EU member countries.

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

Corporate income tax

Our profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The standard corporate income tax rate is 27%. Our profits are computed in accordance with ordinary Norwegian corporate income tax rules, subject to certain modifications that apply to companies engaged in petroleum operations. Gross revenue from oil production and the value of lifted stocks of oil are determined on the basis of norm prices. Norm prices are decided on a daily basis by the Petroleum Price Board, a body whose members are appointed by the Norwegian Ministry of Petroleum and Energy. Norm prices are published quarterly. The Petroleum Tax Act states that the norm prices shall correspond to the prices that could have been obtained in a sale of petroleum between independent parties in a free market. When stipulating norm prices, the Petroleum Price Board takes a number of factors into consideration, including spot market prices and contract prices in the industry.

Statoil, Annual Report on Form 20-F 2014    59

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

Any tax losses can be carried forward indefinitely against subsequent income earned. 50% of losses relating to activity conducted onshore in Norway can be deducted from NCS income subject to the standard 27% income tax rate. Losses on foreign activities cannot be deducted from NCS income. Losses on offshore activities are fully deductible from onshore income.

By using group contributions between Norwegian companies in which we hold more than 90% of the shares and votes, tax losses and taxable income can be offset to a great extent. Group distributions are not deductible from our offshore income.

Dividends received are subject to tax in Norway. The basis for taxation is 3% of the dividend received, which is subject to the standard 27% income tax rate. Dividends received from Norwegian companies and from similar companies resident in the EEA for tax purposes, in which the recipient holds more than 90% of the shares and votes, are fully exempt from tax. Dividends from companies resident in the EEA that are not similar to Norwegian companies, companies in low-tax countries and portfolio investments outside the EEA will, under certain circumstances, be subject to the standard 27% income tax rate based on the full amounts received.

Capital gains from the realisation of shares are exempt from tax. Exceptions apply to shares held in companies resident in low-tax countries or portfolio investments in companies resident outside the EEA for tax purposes, where, under certain circumstances, capital gains will be subject to the standard 27% income tax rate and capital losses will be deductible.

Special petroleum tax

A special petroleum tax is levied on profits from petroleum production and pipeline transportation on the NCS. The special petroleum tax is currently levied at a rate of 51%. The special tax is applied to relevant income in addition to the standard income tax rate, resulting in a 78% marginal tax rate on income subject to petroleum tax. The basis for computing the special petroleum tax is the same as for income subject to ordinary corporate income tax, except that onshore losses are not deductible from the special petroleum tax basis, and a tax-free allowance, or uplift, is granted at a rate of 7.5% per year for investments made prior to 5 May 2013. For investments made from 5 May 2013 the rate is 5.5% per year. Transitional rules apply to investments covered by among others Plans for development and operation (PDOs) or Plans for installation and operation (PIOs) submitted to the Ministry of Oil and Energy prior to 5 May 2013. The uplift is computed on the basis of the original capitalised cost of offshore production installations. The uplift can be deducted from taxable income for a period of four years, starting in the year in which the capital expenditure is incurred. Unused uplift can be carried forward indefinitely.

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

60   Statoil, Annual Report on Form 20-F 2014

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

3.12.6 SDFI oil and gas marketing and sale

We market and sell the Norwegian State's oil and gas as part of our own production. The arrangement has been implemented by the Norwegian State.

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

Objectives

The overall objective of the marketing arrangement is to obtain the highest possible total value for our oil and gas and the Norwegian State's oil and gas, and to ensure an equitable distribution of the total value creation between the Norwegian State and Statoil. In addition, the following considerations are important:

•       to create the basis for long-term and predictable decisions concerning the marketing and sale of the Norwegian State's oil and gas;

•       to ensure that results, including costs and revenues related to our oil and gas and the Norwegian State's oil and gas, are transparent and measurable; and

•       to ensure efficient and simple administration and execution.

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

Lifting mechanism

To ensure neutral weighting between the Norwegian State's and our own natural gas volumes, a list has been established for deciding the priority between each individual field. The different fields are ranked in accordance with their assumed total value creation for the Norwegian State and Statoil, assuming that all of the fields meet our profitability requirements if we participate as a licensee and the Norwegian State's profitability requirements if the State is a licensee. Within each individual field in which both the Norwegian State and Statoil are licensees, the Norwegian State and Statoil will deliver volumes and share income in proportion to our respective participating interests.

Statoil, Annual Report on Form 20-F 2014    61

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

Our insurance policies are subject to:

•       Deductibles, excesses and self-insured retentions (SIR) that must be borne prior to recovery.

•       Exclusions and limitations.

Our well control policy, which covers costs relating to well control incidents (including pollution and clean-up costs), is subject to a gross limit per incident. The gross limits for our two most significant geographical areas, the NCS and the Gulf of Mexico (GoM), USA, are:

NCS

•       NOK 2,500 million plus USD 1,500 million per incident for exploration wells.

•       NOK 2,000 million per incident for production wells.

GoM

•       USD 1,800 million (approximately NOK 12,300 million) per incident for exploration wells.

•       USD 300 million (approximately NOK 2,100 million) per incident for production wells.

The limits assume a 100% ownership interest in a given well and would be scaled to be equivalent to our percentage ownership interest in a given well. Our SIR for well control policies would be NOK 200 million per incident on the NCS assuming 100% ownership. Our SIR in the GoM would be approximately USD 10 million (approximately NOK 69 million) per incident assuming 100% ownership. In addition to the well control insurance programmes, we have in place a third-party liability insurance programme with a gross limit of USD 800 million (approximately NOK 5,500 million) per incident. The SIR is insignificant (maximum NOK 6 million).

We have a variety of other insurance policies related to other projects worldwide for which we have limited SIR.

There is no guarantee that our insurance policies will adequately protect us against liability for all potential consequences or damages.

62   Statoil, Annual Report on Form 20-F 2014

3.16 People and the group

3.16.1 Employees in Statoil

The Statoil group employs approximately 22,500 employees. Of these, approximately 19,700 are employed in Norway and approximately 2,800 outside Norway.

	Number of employees			Women
Permanent employees and percentage of women in the Statoil group	2014	2013	2012	2014	2013	2012

Norway	19,670	20,336	20,186	30%	30%	30%
Rest of Europe	909	935	925	31%	30%	30%
Africa	117	140	116	34%	33%	25%
Asia	135	140	157	52%	53%	56%
North America	1,375	1,559	1,378	34%	35%	34%
South America	310	303	266	40%	38%	38%

TOTAL	22,516	23,413	23,028	31%	31%	31%

Non-OECD	677	690	653	40%	39%	39%

Total workforce by region, employment type and new hires in the Statoil group in 2014

Geographical Region	Permanent employees	Consultants	Total Workforce*	Consultants (%)	Part time (%)	New hires

Norway	19,670	1,039	20,709	5%	3%	263
Rest of Europe	909	119	1,028	12%	3%	101
Africa	117	21	138	15%	na	13
Asia	135	11	146	8%	na	5
North America	1,375	210	1,585	13%	na	92
South America	310	11	321	3%	4%	27

TOTAL	22,516	1,411	23,927	6%	2%	501

Non-OECD	677	46	723	6%	na	59

*

Enterprise personnel are not included. These were roughly estimated to be around 42,000 in 2014. Enterprise personnel is  defined as third-party service providers and work on our onshore and offshore operations.

Statoil works systematically with recruitment and development programmes in order to build a diverse workforce by attracting, recruiting and retaining people of both genders and different nationalities and age groups across all types of positions.

In 2014, 20% of employees and 22% of our managerial staff held nationalities other than Norwegian. Outside Norway, Statoil aims to increase the number of people and managers who are locally recruited and to reduce the long-term use of expats in business operations. In 2014, 60% of new hires in Statoil were non-Norwegians and 33% were women.

In Statoil, the total turnover rate for 2014 increased to 4.5%. On 31 December 2014, the Statoil group employed 22,516 permanent employees and 2% of the workforce worked part-time. In the annual organisational and working environment survey, which continued to have a high response of 86%, our employees reported an overall satisfaction of 4.5. This is a slight decrease from the score of 4.6 in 2013.

Our people performance data relates to permanent employees in our direct employment. Statoil defines consultants as contracted personnel that are mainly based in our offices. Temporary employees and enterprise personnel are not included in the workforce table. Enterprise personnel are defined as third party service providers and work on our on-shore and off-shore operations. These were roughly estimated to be around 42,000 in 2014. The information about people policies applies to Statoil and its subsidiaries.

Statoil, Annual Report on Form 20-F 2014    63

3.16.2 Equal opportunities

We are committed to building a workplace that promotes diversity and inclusion through its people processes and practices.

We promote diversity among our employees. We try to create the same opportunities for everyone and do not tolerate discrimination or harassment of any kind in our workplace. In 2014, we continued to focus on strengthening women in leadership and professional positions and on building broad international experience in our workforce. Our commitment to diversity and inclusion was demonstrated in the 2014 Global People Survey, where we maintained our high score of 5.1 (6 being the highest) for the existence of zero tolerance for discrimination and harassment within the workplace.

In 2014, the overall percentage of women in the company was 31% - and 45% of the members of the board of directors were women, as were 11% of the corporate executive committee. We pay close attention to male-dominated positions and discipline areas, and in 2014 the proportion of female engineers remained stable at 27% in Statoil ASA. Among staff engineers with up to 20 years' experience, the proportion of women increased to 31%. We continue to strive to increase the number of female managers through our development programmes, and in 2014 the total proportion of female managers in Statoil increased to 28%.

At Statoil we reward our people on the basis of their performance, giving equal emphasis to delivery and behaviour. Our rewards approach is adapted to local market conditions at the locations in which we operate and is transparent, non-discriminatory and supports equal opportunities. Given the same position, experience and performance, our employees will be at the same remuneration level relative to the local market. This is demonstrated in the salary ratio between women and men at different levels in Statoil ASA. In 2014 this ratio remained very high, with an average of 98%.

The intake of apprentices in Norway is an important part of the company's recruitment of skilled workers and commitment to the education and training of young technicians and operators in the oil and gas industry. In 2014, apprenticeships were given to 135 new students; of these 36 were female. The total number of apprentices in Statoil is 315.

3.16.3 Unions and representatives

Statoil's cooperation with employee representatives and trade unions is based on confidence, trust and continuous dialogue between management and the people in various cooperative bodies.

In Statoil ASA, 68% of the employees in the parent company are members of a trade union. Work councils and working environment committees are established where required by law or agreement. Town hall meetings are also used for information and consultations in accordance with requirements and usage in each country.

In Norway, the formal basis for collaboration with labour unions is established in the Basic Agreements between the Confederation of Norwegian Enterprise (NHO) and the corresponding respective national labour confederations (unions).

Statoil promotes good employee and industrial relations practices through various networks and forums, including IndustriALL Global Union (IndustriAll) and International Labour Organisation (ILO).

In 2014, management and employee representatives collaborated closely, in particular on the two corporate change initiatives Statoil technical efficiency programme (STEP) and Organisational efficiency programme (OE). In addition, the European Works Council continued to be an important channel between the company and employees.

As part of Statoil’s ongoing efforts to reduce costs and improve efficiency, reorganisation and change processes have been initiated, affecting our employees and organisation. The STEP and the OE programmes are initiatives to help us meet the annual savings target of USD 1.7 billion within 2016, announced on the Capital markets day in February 2015.

We collaborate with employee representatives in the change processes, and we strive to find solutions that are satisfactory both for our employees and for the company. To handle redundancies resulting from the ongoing change processes, we use measures such as internal deployment and voluntary severance packages. In 2014, we implemented a new periodic recruitment process to ensure an optimal utilisation of the workforce and facilitate redeployment to areas in need of competence. Following the launch of the periodic recruitment process in February 2014, 1,370 positions were posted on the internal job market throughout 2014.

In the autumn 2014, the Norwegian Petroleum Safety Authority carried out a follow up of Statoil’s ongoing efficiency improvement programmes, with particular focus on employee involvement. The follow up concluded that Statoil’s involvement of employees in STEP was not in compliance with regulatory requirements. To strengthen employee involvement and ensure compliance with regulatory requirements, Statoil and the unions have agreed to establish a new collaboration arena, Central Works Council and Working Environment Committee for OE and STEP, in Statoil ASA. The newly established arena will address most of the deviations that the Norwegian Petroleum Safety Authority remarked in their follow up.

64   Statoil, Annual Report on Form 20-F 2014

4 Financial review

4.1 Operating and financial review

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

Statoil, Annual Report on Form 20-F 2014    65

	For the year ended 31 December
Sales Volumes	2014	2013	2012

Statoil: (1)
Crude oil (mmbbls) (2)	359	350	351
Natural gas (bcf)	1,521	1,561	1,670

Combined oil and gas (mmboe)	630	629	649

Third party volumes: (3)
Crude oil (mmbbls) (2)	304	303	399
Natural gas (bcf)	285	434	210

Combined oil and gas (mmboe)	355	381	436

SDFI assets owned by the Norwegian State:
Crude oil (mmbbls) (2)	148	155	156
Natural gas (bcf)	1,178	1,234	1,395

Combined oil and gas (mmboe)	358	375	404

Total:
Crude oil (mmbbls) (2)	811	809	905
Natural gas (bcf)	2,984	3,229	3,275

Combined oil and gas (mmboe)	1,343	1,384	1,489

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

66   Statoil, Annual Report on Form 20-F 2014

4.1.2 Group profit and loss analysis

Net operating income was NOK 109.5 billion in 2014, down from NOK 155.5 billion in 2013, impacted by lower prices, impairment losses and exploration expenses.

	For the year ended 31 December
Operational data	2014	2013	2012	14-13 change	13-12 change

Prices
Average Brent oil price (USD/bbl)	98.9	108.7	111.5	(9%)	(3%)
Development and Production Norway average liquids price (USD/bbl)	90.6	101.0	104.5	(10%)	(3%)
Development and Production International average liquids price (USD/bbl)	85.6	98.4	101.4	(13%)	(3%)
Group average liquids price (USD/bbl)	88.6	100.0	103.5	(11%)	(3%)
Group average liquids price (NOK/bbl) [1]	558.5	587.8	602.4	(5%)	(2%)
Transfer price natural gas (NOK/scm) [9]	1.57	1.92	1.84	(18%)	4%
Average invoiced gas prices - Europe (NOK/scm) [8]	2.28	2.45	2.44	(7%)	0%
Average invoiced gas prices - North America (NOK/scm) [8]	1.04	0.83	0.49	25%	69%
Refining reference margin (USD/bbl) [2]	4.7	4.1	5.5	15%	(25%)

Entitlement production (mboe per day)
Development and Production Norway entitlement liquids production	588	591	624	(1%)	(5%)
Development and Production International entitlement liquids production	383	354	327	8%	8%
Group entitlement liquids production	971	945	952	3%	(1%)
Development and Production Norway entitlement gas production	595	626	711	(5%)	(12%)
Development and Production International entitlement gas production	163	148	116	10%	27%
Group entitlement gas production	758	773	827	(2%)	(6%)
Total entitlement liquids and gas production [3]	1,729	1,719	1,778	1%	(3%)

Equity production (mboe per day)
Development and Production Norway equity liquids production	588	591	624	(1%)	(5%)
Development and Production International equity liquids production	538	524	512	3%	2%
Group equity liquids production	1,127	1,115	1,137	1%	(2%)
Development and Production Norway equity gas production	595	626	710	(5%)	(12%)
Development and Production International equity gas production	205	200	157	3%	28%
Group equity gas production	801	825	867	(3%)	(5%)
Total equity liquids and gas production [4]	1,927	1,940	2,004	(1%)	(3%)

Liftings (mboe per day)
Liquids liftings	967	950	959	2%	(1%)
Gas liftings	779	792	839	(2%)	(6%)
Total liquids and gas liftings	1746	1,742	1,798	0%	(3%)

Marketing, Processing and Renewable Energy sales volumes
Crude oil sales volumes (mmbl)	811	809	905	0%	(11%)
Natural gas sales Statoil entitlement (bcm)	43.1	44.2	47.3	(2%)	(7%)
Natural gas sales third-party volumes (bcm)	8.1	12.3	8.6	(34%)	43%

Production cost (NOK/boe, last 12 months)
Production cost entitlement volumes	55	50	48	10%	4%
Production cost equity volumes	49	44	42	11%	5%

Total equity liquids and gas production  (see section Financial review - Operating and financial review - Definition of reported volumes) was 1,927 mboe, 1,940 mboe and 2,004 mboe per day in 2014, 2013 and 2012, respectively.

The total equity production in 2014 was slightly lower compared to 2013. Start-up and ramp-up of production on various fields and higher production regularity compared to last year were offset by expected natural decline and reduced ownership shares from divestments.

The 3% decrease in total equity production in 2013 compared to 2012 was primarily due to expected natural decline on mature fields, divestments and redeterminations and decreased gas deliveries from the NCS. The decrease was partly offset by start-up and ramp-up of production on various fields.

Statoil, Annual Report on Form 20-F 2014    67

Total entitlement liquids and gas production - net of US royalties (see section Financial review - Operating and financial review - Definition of reported volumes) was 1,729 mboe per day in 2014 compared to 1,719 mboe in 2013 and 1,778 mboe per day in 2012.

The total entitlement production in 2014 remained at the same level as the production in 2013, for the same reasons as described above and a relatively lower negative effect from production sharing agreements (PSA effect). The 3% decrease from 2012 to 2013 was impacted by the decrease in equity production as described above, and a relatively lower negative effect from Production Sharing Agreements (PSA effect). The PSA effect was 157 mboe, 182 mboe and 199 mboe per day in 2014, 2013 and 2012, respectively.

Over time, the volumes lifted and sold will equal our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period, see section Financial review - Operating and financial review - Definition of reported volumes for more information.

Production cost per boe  of entitlement volumes was NOK 55, NOK 50 and NOK 48 for the 12 months ended 31 December 2014, 2013 and 2012,

respectively. Based on equity volumes, the production cost per boe was NOK 49, NOK 44 and NOK 42 for the 12 months ended 31 December 2014,

2013 and 2012, respectively. The increase in 2014 from last year is due to increased production costs impacted by new fields coming on stream.

Production cost per boe of entitlement volumes and equity volumes are non-GAAP measures, see section Non-GAAP measures - Financial review - Unit of production cost for further information.

Income statement under IFRS	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change
		(restated)	(restated)

Revenues	606.8	616.6	700.5	(2%)	(12%)
Net income from associated companies	(0.3)	0.1	1.7	>(100%)	(92%)
Other income	16.1	17.8	16.0	(10%)	11%

Total revenues and other income	622.7	634.5	718.2	(2%)	(12%)

Purchases [net of inventory variation]	(301.3)	(306.9)	(362.2)	(2%)	(15%)
Operating expenses and selling, general and administrative expenses	(80.2)	(81.9)	(70.8)	(2%)	16%
Depreciation, amortisation and net impairment losses	(101.4)	(72.4)	(60.5)	40%	20%
Exploration expenses	(30.3)	(18.0)	(18.1)	69%	(1%)

Net operating income	109.5	155.5	206.6	(30%)	(25%)

Net financial items	(0.0)	(17.0)	0.1	(100%)	>(100%)

Income before tax	109.4	138.4	206.7	(21%)	(33%)

Income tax	(87.4)	(99.2)	(137.2)	(12%)	(28%)

Net income	22.0	39.2	69.5	(44%)	(44%)

Total revenues and other income amounted to NOK 622.7 billion in 2014 compared to NOK 634.5 billion in 2013 and NOK 718.2 billion in 2012. Revenues are generated from both the sale of lifted crude oil, natural gas and refined products produced and marketed by Statoil, and from the sale of liquids and gas purchased from third parties. In addition, we market and sell the Norwegian State's share of liquids from the NCS. All purchases and sales of the Norwegian State's production of liquids are recorded as purchases [net of inventory variations] and revenues, respectively, while sales of the Norwegian State's share of gas from the NCS are recorded net.

The 2% decrease in revenues from 2013 to 2014 was mainly due to decreased prices for liquids and European gas and reduced volumes of liquids and gas sold, partly offset increased US gas prices and a positive exchange rate development (NOK/USD).  Also, revenues in 2014 were positively impacted by gains from derivatives, mainly due to a significant drop in the forward curve in the oil market.

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

Other income was NOK 16.1 billion in 2014 compared to NOK 17.8 billion in 2013 and NOK 16.0 billion in 2012. Other income in 2014 consists of the gain from the sale of certain ownership interests on the NCS to Wintershall (NOK 5.9 billion) and the divestment of working interests in the Shah Deniz Project and South Caucasus Pipeline (NOK 5.4 billion.) In addition, an arbitration settlement (NOK 2.8 billion) following an arbitration ruling in Statoil’s favour, impacted Other income in 2014.

68   Statoil, Annual Report on Form 20-F 2014

Other income in 2013 was mainly impacted by gains from sale of certain ownership interests on the NCS to OMV (NOK 10.1 billion) and Wintershall (NOK 6.4 billion). Other income in 2012 was mainly impacted by gains from the sale of certain ownership interests on the NCS to Centrica (NOK 7.5 billion) and the sale of Statoil Fuel & Retail ASA to Alimentation Couche-Tard (NOK 5.8 billion).

Purchases [net of inventory variation]  include the cost of liquids purchased from the Norwegian State, which is pursuant to the Owner's instruction, and the cost of liquids and gas purchased from third parties. See section Business overview - Applicable laws and regulations - SDFI oil and gas marketing and sale for more details.

Purchases [net of inventory variation] amounted to NOK 301.3 billion in 2014 compared to 306.9 billion in 2013 and NOK 362.2 billion in 2012.

The 2% decrease from 2013 to 2014 was mainly related to lower prices for liquids and gas, including the write-down of inventories from cost to market value of NOK 5.0 billion, and reduced third party volumes. These effects were partly offset by negative currency effects (NOK/USD).

The 15% decrease from 2012 to 2013 was mainly caused by lower SDFI volumes purchased and lower liquids and gas prices. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease. Increased volumes of third party gas purchased, partly offset the decrease.

Operating expenses and selling, general and administrative expenses  amounted to NOK 80.2 billion in 2014 compared to NOK 81.9 billion in 2013, down by 2%. In 2014, the expenses were positively impacted by a curtailment gain of NOK 3.5 billion recognised upon the decision to change the company’s pension plan in Norway. In 2013, expenses were negatively impacted by an onerous contract provision of NOK 4.9 billion related to the Cove Point terminal in the US. These effects were offset by increased expenses in 2014 mainly due to new fields coming on stream, onshore production ramp-up and increased transportation costs in the North America. In addition, the exchange rate development (NOK/USD) increased the expenses in 2014 compared to 2013.

The increase of 16% from 2012 to 2013 was mainly due to increased operating plant cost from start-up and ramp-up of production on various fields, higher royalty expenses, and an onerous contract provision of NOK 4.9 billion. In addition, a reclassification of diluent cost from purchases to operating expenses in the first quarter of 2013 added to the increase. The reversal of a provision related to the discontinued part of the early retirement pension, recorded in 2012, also contributed to the increase.

Depreciation, amortisation and net impairment losses  amounted to NOK 101.4 billion in 2014 compared to NOK 72.4 billion in 2013 and NOK 60.5 billion in 2012. Included in these totals were net impairment losses of NOK 26.9 billion for 2014, NOK 7.0 billion for 2013 and NOK 1.2 billion for 2012.

Depreciation, amortisation and net impairment losses increased by 40% compared to 2013, mainly due to impairment losses related to Statoil’s international operations, primarily driven by reduced short-term oil price forecasts. Also, new investments, higher production and increased asset retirement obligation, with a corresponding higher basis for depreciation, partly offset by increased estimate of proved reserves, added to increased depreciation costs in 2014 compared to 2013.

Depreciation, amortisation and net impairment losses increased by 20% in 2013 compared to 2012 mainly due to higher impairment losses related to refineries and certain other assets, start-up on new fields with higher depreciation cost per unit, ramp-up of production from various fields and higher investments on producing fields. The increase was partly offset by reduced depreciation due to the lower production volumes, increased reserve estimates, divestments and redeterminations.

Exploration expenses	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change

Exploration expenditures (activity)	23.9	21.8	20.9	10%	4%
Expensed, previously capitalised exploration expenditures	2.4	1.9	2.7	26%	(30%)
Capitalised share of current period's exploration activity	(7.3)	(6.9)	(5.9)	6%	16%
Impairments, net of reversals	11.3	1.2	0.4	>100%	>100%

Exploration expenses	30.3	18.0	18.1	69%	(1%)

In 2014,  exploration expenses  were NOK 30.3 billion, a NOK 12.3 billion increase compared to 2013 when exploration expenses were NOK 18.0 billion.

Exploration expenses were NOK 18.1 billion in 2012.

The increase in exploration expenses from 2013 to 2014 was mainly due to increased impairments of oil and gas prospects and signature bonuses internationally. Also, the cancellation of a rig contract in 2014 impacted exploration expenses negatively in 2014 compared to 2013.

The exploration expenses remain at the same level from 2012 to 2013.

Net financial items  amounted to NOK 0 billion in 2014, compared to a loss of NOK 17.0 billion in 2013. The improved result was mainly due to a positive change in currency derivatives used for currency and liquidity risk management as a result of changes in underlying currency positions together with a strengthening of USD towards NOK of 22.2% in 2014 compared to a strengthening of USD towards NOK of 9.3% in 2013. In addition a positive fair value change on interest rate swap positions relating to the interest rate management of non-current bonds mainly due to a decrease in long term USD

Statoil, Annual Report on Form 20-F 2014    69

interest rates by an average of 0.6%-points in 2014 compared to an increase in 2013 by an average of 1.0%-points. This was offset by increased interest and other finance expenses.

Net financial items amounted to a loss of NOK 17.0 billion in 2013, compared to a gain of NOK 0.1 billion in 2012. The decline was mainly due to negative changes in currency derivatives used for currency and liquidity risk management as well as a negative fair value change on interest swap positions relating to the interest management of non-current bonds. The decline was offset by reduced impairment loss related to a financial investment in 2012.

Income taxes were NOK 87.4 billion equivalent to an effective tax rate of 79.9%, compared to NOK 99.2 billion, equivalent to an effective tax rate of 71.7%, in 2013. In 2012, income taxes were NOK 137.2 billion, equivalent to an effective tax rate of 66.4%.

The effective tax rate in 2014 was influenced by impairment losses with lower than average tax rates, partly offset by tax exempted gains on the Norwegian continental shelf (NCS) and sale of interests in the Shah Deniz Project and tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. These losses are tax deductible, but do not impact the Consolidated statement of income. The effective tax rate in 2014 was also impacted by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

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

In 2014,  net income  was NOK 22.0 billion compared to NOK 39.2 billion in 2013 and NOK 69.5 billion in 2012. The 44% decrease from 2013 to 2014 was mainly due to reduced prices, leading to lower earnings and impairment losses, and increased exploration expenditures.

In 2013,  net income  was NOK 39.2 billion compared to NOK 69.5 billion in 2012 and NOK 78.4 billion in 2011. The 44% decrease from 2012 to 2013 was mainly due to the decrease in net operating income, increased loss on net financial items and the increase in the effective tax rate as described above.

The Statoil board of directors proposes a dividend of NOK 1.80 per share for the fourth quarter of 2014, subject to approval at the Annual General Meeting in line with the authorisation from May 2014. The annual dividends for 2014 amounted to NOK 7.20 per share, an aggregate total of NOK 22.9 billion. For 2013, Statoil paid an ordinary dividend of NOK 7.00 per share, an aggregate total of NOK 22.3 billion.

In 2014, following a regular review process of Statoil’s 2012 Consolidated financial statements, the Financial Supervisory Authority of Norway (the FSA) concluded that it had identified three errors, related to interpretation and application of IFRS accounting principles for determination of cash generating units (CGUs) and impairment evaluations. For two of the matters Statoil accepted the FSA’s interpretations and has applied such interpretations in preparing its Consolidated financial statements for 2014 and 2013. Statoil did not restate prior period financial statements as the impact was immaterial. For the third matter Statoil does not accept the FSA’s conclusion. In accordance with due process for such matters under Norwegian regulation, Statoil has appealed the order to the Norwegian Ministry of Finance and has been granted a stay in carrying out the FSA’s order pending the final outcome of the appeal. See Note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated Financial statements for further details.

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

In 2014, the average transfer price for natural gas was NOK 1.57 per scm. The average transfer price was NOK 1.92 per scm in 2013 and NOK 1.84 in

2012. For oil sold from DPN to MPR, the transfer price is the applicable market-reflective price minus a cost recovery rate.

70   Statoil, Annual Report on Form 20-F 2014

The following table shows certain financial information for the five segments, including intercompany eliminations for each of the years in the three-year period ending 31 December 2014. For additional information please refer to note 3 Segments  to the Consolidated financial statements.

	For the year ended 31 December
(in NOK billion)	2014	2013	2012

Development & Production Norway
Total revenues and other income	182.2	202.2	220.8
Net operating income	111.7	137.1	161.7
Non-current segment assets*	262.0	247.6	235.5

Development & Production International
Total revenues and other income	85.2	81.9	80.1
Net operating income	(19.5)	16.4	21.5
Non-current segment assets*	333.8	286.5	248.2

Marketing, Processing and Renewable Energy
Total revenues and other income	597.3	608.6	665.6
Net operating income	16.2	2.6	15.5
Non-current segment assets*	46.3	39.3	38.5

Fuel & Retail**
Total revenues and other income	-	-	41.6
Net operating income	-	-	6.9

Other
Total revenues and other income	0.3	1.0	1.3
Net operating income	(1.5)	(1.1)	2.6
Non-current segment assets*	5.1	5.6	4.5

Eliminations***
Total revenues and other income	(242.3)	(259.1)	(291.2)
Net operating income	2.6	0.4	(1.6)
Non-current segment assets*	-	-	-

Statoil group
Total revenues and other income	622.7	634.5	718.2
Net operating income	109.5	155.5	206.6
Non-current segment assets*	647.3	578.9	526.7

*	Deferred tax assets, pension assets, associated companies and non-current financial instruments are not allocated to segments.
**	Amounts are for the period until 19 June 2012 and include gains from the sale of the FR segment.
***	Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Statoil, Annual Report on Form 20-F 2014    71

The following tables show total revenues by geographic area.

2014 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	256.2	81.0	55.0	54.4	18.7	465.3
USA	49.9	13.8	4.0	14.8	8.6	91.2
Sweden	0.0	0.0	0.0	16.5	1.7	18.2
Denmark	0.0	0.0	0.0	19.1	0.2	19.3
Other	18.6	4.4	0.4	0.0	5.4	28.8

Total revenues (excluding net income (loss) from associated companies) and other income	324.6	99.3	59.5	104.8	34.7	622.9

2013 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	238.0	92.7	61.7	69.5	14.0	475.9
USA	62.9	13.5	2.5	10.9	4.7	94.5
Sweden	0.0	0.0	0.0	17.2	(0.1)	17.1
Denmark	0.0	0.0	0.0	21.3	0.1	21.4
Other	20.6	4.2	0.3	0.0	0.4	25.5

Total revenues (excluding net income (loss) from associated companies) and other income	321.5	110.4	64.5	118.9	19.1	634.4

2012 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	278.1	104.7	61.3	91.8	19.0	554.9
USA	67.6	5.3	2.6	21.9	7.3	104.7
Sweden	0.0	0.0	0.0	9.1	(0.3)	8.8
Denmark	0.0	0.0	0.0	18.1	0.1	18.2
Other	21.5	4.5	1.8	(0.0)	2.1	29.9

Total revenues (excluding net income (loss) from associated companies) and other income	367.2	114.5	65.7	140.9	28.2	716.5

72   Statoil, Annual Report on Form 20-F 2014

4.1.4 DPN profit and loss analysis

DPN generated total revenues of NOK 182.2 billion in 2014 and its net operating income was NOK 111.7 billion. The average daily entitlement production was 588 mboe per day for liquids and 595 mboe per day for gas.

The average daily production of liquids and gas  (see the section Financial review - Operating and financial review - Definition of reported volumes) was 1,183 mboe, 1,217 mboe and 1,335 mboe per day in 2014, 2013 and 2012, respectively.

The average daily production of liquids and gas decreased by 3% from 2013 to 2014. mainly due to divestments and expected natural decline, partly offset by new fields in production and higher production regularity in 2014 compared to 2013.

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

Income statement under IFRS	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change

Total revenues and other income	182.2	202.2	220.8	(10%)	(8%)

Operating expenses and selling, general and administrative expenses	(25.2)	(27.4)	(25.8)	(8%)	6%
Depreciation, amortisation and net impairment losses	(40.0)	(32.2)	(29.8)	24%	8%
Exploration expenses	(5.4)	(5.5)	(3.5)	(2%)	54%

Net operating income	111.7	137.1	161.7	(19%)	(15%)

Total revenues and other income were NOK 182.2 billion in 2014, NOK 202.2 billion in 2013 and NOK 220.8 billion in 2012.

The decrease of 10% from 2013 to 2014 was mainly due to reduced gas and liquids prices and reduced lifted volumes of both liquids and gas, mainly caused by divestments and expected natural decline. This was partly offset by a positive exchange rate development (NOK/USD). In 2013, a re-assessed valuation estimate of earn-out derivatives resulted in an unrealised fair value loss of derivatives and impacted revenues negatively.

The decrease of 8% from 2012 to 2013 was mainly due to a decrease in the lifted volumes of liquids and gas and decreased price for liquids. The effects were partly offset by increased gas prices and a positive exchange rate development.

Other income in 2014 was impacted by gains from the sale of certain ownership interests on the NCS to Wintershall of NOK 5.9 billion, Other income in 2013 was impacted by gains from sale of certain ownership interests on the NCS to OMV and Wintershall (NOK 13.0 billion). In 2012, other income was impacted by gains related to the sale of certain assets on the NCS to Centrica (NOK 7.5 billion.)

Operating expenses and selling, general and administrative expenses were NOK 25.2 billion in 2014, compared to NOK 27.4 billion in 2013 and NOK 25.8 billion in 2012. In 2014, expenses decreased compared to 2013 mainly due to a gain related to changes in pension scheme in 2014, and reduced operating costs at several fields due to divestments. This was partly offset by increased environmental tax expenses caused by increased CO2 tax rates and CO2 volumes, operating preparations for new fields coming on stream and new fields commencing production during 2014. In 2013, expenses increased compared to 2012 mainly due to increased environmental tax expenses and new fields commencing production.

Depreciation, amortisation and net impairment losses were NOK 40.0 billion in 2014, compared to NOK 32.2 billion in 2013, and NOK 29.8 billion in 2012. The increase of 24% from 2013 to 2014 was mainly due to increased investments, new fields commencing production, increased asset retirement obligation with a corresponding higher basis for depreciations, and an impairment loss of NOK 2.3 billion in 2014 (primarily resulting from the reduced short-term oil price forecast). These effects were partly offset by reduced depreciation due to portfolio changes.

Statoil, Annual Report on Form 20-F 2014    73

The increase from 2012 to 2013 was mainly due to new fields in production with higher depreciation cost per unit and increased investments on major producing fields. This was partly offset by reduced depreciation due to net decreased production, increased proved reserves, the positive effect of reduced retirement obligations, divestments and a redetermination.

Exploration expenses were NOK 5.4 billion in 2014, compared to NOK 5.5 billion in 2013 and NOK 3.5 billion in 2012. The reduction from 2013 to 2014 was mainly due to lower drilling activity and less field development work due to sanctioning of Johan Sverdrup, offset by a higher portion of exploration expenditures capitalized in previous periods being expensed in 2014. Exploration expenses increased by NOK 2.0 billion from 2012 to 2013, primarily due to higher drilling activity and field development work within Johan Sverdrup and Johan Castberg areas, partly offset by a higher portion of current exploration expenditures being capitalized and a lower portion of exploration expenditures capitalized in previous periods being expensed in this period.

Net operating income in 2014 was NOK 111.7 billion, compared to NOK 137.1 billion in 2013 and NOK 161.7 billion in 2012. The NOK 25.4 billion decrease from 2013 to 2014 was mainly due to lower prices on liquids and gas and increased depreciation and net impairment losses. The NOK 24.6 billion decrease from 2012 to 2013 was mainly due to decreased volumes of liquids and gas sold.

4.1.5 DPI profit and loss analysis

In 2014, DPI delivered 9% growth in entitlement production net of royalties, averaging 546 mboe per day.

The average daily equity liquids and gas production (see section Financial review - Operating and financial review - Definition of reported volumes)  was

744 mboe in 2014, compared to 723 mboe in 2013 and 669 mboe in 2012. The increase of 3% from 2013 to 2014 was driven primarily by the ramp-up of fields, including Marcellus (US), CLOV and PSVM (Angola). The increase was partly offset by natural decline, primarily at mature fields in Angola, and the effect of the farm-down in Shah Deniz (Azerbaijan).

The increase of 8% from 2012 to 2013 was driven primarily by the ramp-up of fields, including Marcellus (US), Eagle Ford (US), PSVM (Angola) and Bakken (US). The increase was partly offset by natural decline, primarily at mature fields in Angola, and the effect of the In Amenas incident.

The average daily entitlement production of liquids and gas - net of US royalties  (see section Financial review - Operating and financial review - Definition of reported volumes)  was 546 mboe per day in 2014, compared to 502 mboe per day in 2013 and 443 mboe per day in 2012. Both the increases from 2013 to 2014 and from 2012 to 2013 were driven by increased equity production as described above and a relatively lower negative effect from production sharing agreements (PSA effect). The PSA effect was 157 mboe, 182 mboe and 199 mboe per day in 2014, 2013 and 2012, respectively.

Over time, the volumes lifted and sold will equal our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period, see section Financial review - Operating and financial review - Definition of reported volumes for more information.

Income statement under IFRS	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change

Total revenues and other income	85.2	81.9	80.1	4%	2%

Purchases [net of inventory]	(0.0)	(0.1)	(1.3)	(85%)	(95%)
Operating expenses and selling, general and administrative expenses	(22.9)	(21.0)	(16.5)	9%	28%
Depreciation, amortisation and net impairment losses	(56.8)	(31.9)	(26.2)	78%	22%
Exploration expenses	(25.0)	(12.5)	(14.6)	100%	(14%)

Net operating income	(19.5)	16.4	21.5	>(100%)	(24%)

DPI generated total revenues and other income  of NOK 85.2 billion in 2014 compared to NOK 81.9 billion in 2013 and NOK 80.1 billion in 2012. Other income in 2014 was impacted by gains from sales of assets of NOK 5.8 billion, mainly related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline, compared to a gain of NOK 3.5 billion in 2013, mainly related to the sale of certain ownership interests in licences on the UK continental shelf to OMV. In addition, lower provisions relating to commercial disputes in 2014 compared to 2013 added to the increase in total revenues and other income.

Total revenues and other income were also impacted by lower realised liquids and gas prices, partly offset by a positive currency effect from the NOK/USD development, in addition to an increase in lifted volumes.

The increase from 2012 to 2013 was mainly caused by an increase in lifted volumes. In addition, increased gains from sales of assets in 2013 positively impacted revenues by NOK 2.7 billion. The increase was partly offset by provisions related to commercial disputes in 2013, which had a negative impact of NOK 4.6 billion, a decrease in realised liquid oil and gas prices and also by lower profit from an associated company in Venezuela.

74   Statoil, Annual Report on Form 20-F 2014

Purchases [net of inventory variation]  were NOK 0.0 billion in 2014, compared to NOK 0.1 billion in 2013 and NOK 1.3 billion in 2012. The decrease from 2012 to 2013 was mainly related to diluent purchases being presented as operating expenses and not as purchases from 2013.

Operating expenses and selling, general and administrative expenses  were NOK 22.9 billion in 2014, compared to NOK 21.0 billion in 2013 and NOK 16.5 billion in 2012. The 9% increase from 2013 to 2014 was mainly due to higher operating and transportation expenses caused by production growth, primarily in North America. In addition, operating expenses increased due to the start-up of the new field CLOV in Angola in 2014. The 28% increase from 2012 to 2013 was mainly due to higher expenses resulting from production ramp-up on several fields and higher royalty expenses. Further, operating expenses increased by NOK 1.5 billion in 2013 as diluent expenses are presented as operating expenses and not as purchases from 2013.

Depreciation, amortisation and net impairment losses  were NOK 56.8 billion in 2014, compared to NOK 31.9 billion in 2013 and NOK 26.2 billion in 2012. The 78% increase from 2013 to 2014 was primarily caused by net impairment losses of NOK 23.8 billion in 2014, mainly related to the Kai Kos Dehseh oil sands project in Canada, goodwill allocated to US onshore assets, unconventional onshore assets in North America and other conventional assets within the DPI reporting segment. The impairment losses were primarily resulting from reduced short-term oil price forecasts, and the decision to postpone the development for the Corner field development (impacting the Kai Kos Dehseh project). In addition, depreciation increased due to start-up and ramp-up of production from various fields (CLOV, PSVM, Eagle Ford and Bakken). The increases were partly offset by reduced depreciation from increased reserves and divestment of assets.

The 22% increase from 2012 to 2013 was mainly due to ramp-up of production from various fields (PSVM, Marcellus, Bakken, Eagle Ford and Kizomba Satellites). Impairments of NOK 2.1 billion in 2013 also contributed to the increase. The increases were partly offset by reduced depreciation from increased reserves, divestment of assets and the In Amenas incident.

Exploration expenses  were NOK 25 billion in 2014, compared to NOK 12.5 billion in 2013 and NOK 14.6 billion in 2012. The increase from 2013 to 2014 was mainly due to increased impairments of oil and gas prospects and signature bonuses and write-offs of exploration expenditures, mainly in Angola and the Gulf of Mexico. Also, the cancellation of a rig contract in 2014 impacted exploration expenses negatively in 2014.

Exploration expenses decreased by NOK 2.1 billion from 2012 to 2013, primarily due to lower drilling and seismic activities as well as increased drilling success, which resulted in more discoveries in 2013 compared to 2012 and thus increased capitalised exploration expenditures.

Net operating income  in 2014 was NOK 19.5 billion negative, compared to positive NOK 16.4 billion in 2013 and NOK 21.5 billion in 2012. The decrease from 2013 to 2014 was caused primarily by impairment losses, and also by lower realised liquids and gas prices, higher depreciation and higher operating expenses. From 2012 to 2013 increased lifted volumes had a positive impact on net operating income. However, this was more than offset primarily by higher depreciation and operating expenses.

Statoil, Annual Report on Form 20-F 2014    75

4.1.6 MPR profit and loss analysis

The 2014 results for MPR have been influenced by improved margins on gas sales in Europe including LNG arbitrage, strong contribution from US gas sales and improved refinery margins in addition to received payment related to a commercial dispute and gains from the sale of assets. The results were negatively impacted by losses on operational storages.

Total natural gas sales volumes were 51.2 bcm in 2014 (1.80 tcf), 56.6 bcm (2.00 tcf) in 2013 and 55.9 bcm (1,88 tcf) in 2012. The 9% decrease in total gas volumes sold from 2013 to 2014 was related to lower third party volumes, primarily in the US, in addition to lower entitlement production on the NCS. The 6% increase in gas volumes sold from 2012 to 2013 was mainly related to higher entitlement production in the US and higher third party volumes, mainly in the US, offset by lower entitlement production on the NCS.

Third party natural gas sales volumes do not include volumes sold on behalf of the Norwegian State's direct financial interest (SDFI). MPR sold 33.4 bcm, 35.0 bcm and 39.5 bcm of NCS gas on behalf of SDFI in 2014, 2013 and 2012, respectively.

In 2014, the average invoiced natural gas sales price in Europe was NOK 2.28 per scm, compared to NOK 2.45 per scm in 2013, a decrease of 7% mainly due to general decrease in gas market prices partly offset by improved price premium vs. gas market prices in our gas contract portfolio.The average invoiced natural gas sales price in Europe was almost on the same level in 2013 as in 2012.

In 2014, the average invoiced natural gas sales price in North Americas was NOK 1.04 per scm, compared to NOK 0.83 per scm in 2013, The increase of 25% was mainly due to high market prices in first quarter 2014 as a result of exceptionally cold weather in North East combined with long term pipeline capacity agreements enabling access into premium markets in Toronto and Manhattan. In 2013, the invoiced natural gas sales price in North Americas was NOK 0.83 per scm, an increase of 69% from 2012 to 2013. This increase was due to an increase in market price and higher gas sales price as a direct result of new pipeline capacity to Niagara from November 2012 and new pipeline capacity to Manhattan from November 2013.

All of Statoil's gas produced on the NCS is sold by MPR and purchased from DPN at a market-based internal price. Our average internal purchase price for gas was NOK 1.57 per scm in 2014, down from NOK 1.92 per scm in 2013. The decrease of 18% from 2013 to 2014 was primarily due to in general lower market prices in 2014.

Average crude, condensate and NGL sales were 2.2 mmbbl per day in 2014 of which approximately 0.98 mmbbl were sales of our equity volumes, 0.83 mmbbl sales of third-party volumes and 0.41 mmbbl sales of volumes purchased from SDFI. Our average sales volume was 2.2 mmbbl per day in 2013 and 2.4 mmbbl per day in 2012. The average daily third-party volumes sold were 0.83 mmbbl in 2013 and 1.09 mmbbl in 2012.

The refinery margin improved in the second half of 2014 reflecting lower crude oil prices and less competing capacity available due to large maintenance programmes. However, the margin outlook is still negative due to anticipated surplus refining capacity, global competition and low demand in Europe. Statoil's refining reference margin was 4.7 USD/bbl in 2014, compared to 4.1 USD/bbl in 2013, an increase of 14%. The refining reference margin was 5.5 USD/bbl in 2012.

76   Statoil, Annual Report on Form 20-F 2014

Income statement under IFRS	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change
		(restated)	(restated)

Total revenues and other income	597.3	608.6	665.6	(2%)	(9%)

Purchases [net of inventory]	(544.2)	(565.2)	(618.0)	(4%)	(9%)
Operating expenses and selling, general and administrative expenses	(33.2)	(33.7)	(29.1)	(2%)	16%
Depreciation, amortisation and net impairment losses	(3.6)	(7.0)	(3.0)	(48%)	>100%

Net operating income	16.2	2.6	15.5	>100%	(83%)

Total revenues and other income were NOK 597.3 billion in 2014, compared to NOK 608.6 billion in 2013 and NOK 665.6 billion in 2012. The decrease in total revenues and other income from 2013 to 2014 was mainly due to the decrease in gas and crude prices plus lower volumes of gas sold. The average crude price in USD declined by approximately 9% in 2014 compared to 2013, partly offset by a weakening USD/NOK average daily exchange rate by approximately 7% in 2014. Revenues in 2014 were positively impacted by gains from derivatives, mainly due to significant drop in the forward curve in the oil market. Total revenues and other income in 2014 were positively impacted by the Sonatrach Arbitration Settlement of NOK 2.8 billion, following an arbitration ruling in Statoil’s favour.

The decrease in revenues from 2012 to 2013 was mainly due to lower gas and crude prices as well as a reduction in crude and other oil products volumes sold. The decrease in gas prices was impacted by increased share of gas sold in the US in 2013 vs. 2012. The decreased gas prices were partly offset by increased volumes of gas sold. The average crude price in USD declined by approximately 3% in 2013 compared to 2012, partly offset by a weakening of the USD/NOK average daily exchange rate by approximately 1% in 2013.

Purchases [net of inventory variation] were NOK 544.2 billion in 2014, compared to NOK 565.2 billion in 2013 and NOK 618.0 billion in 2012. The decrease from 2013 to 2014 was mainly due to the decrease in gas and crude prices, lower volumes of gas sold plus losses on storages due to a significant price reduction. The decrease from 2012 to 2013 was mainly due to lower crude price and lower crude oil prices and other oil product volumes sold partly offset by higher transfer prices for natural gas from DPN.

Operating expenses and selling, general and administration expenses were NOK 33.2 billion in 2014, compared to NOK 33.7 billion in 2013 and NOK 29.1 billion in 2012. The Cove Point onerous contract provision of NOK 4.1 billion influenced expenses in 2013. Excluding that item, 2014 figures would show an increase in expenses as compared to 2013. The increase was mainly caused by increased activity in the US in addition to negative NOK/USD currency effects.

The increase in expenses from 2012 to 2013 was mainly due to the Cove Point onerous contract provision (NOK 4.1 billion), increased operational activity and business development costs, partly offset by decreased transportation cost resulting from lower volumes of liquids sold in addition to cost reduction due to improvement initiatives.

Depreciation, amortisation and net impairment losses were NOK 3.6 billion in 2014, compared to NOK 7.0 billion in 2013 and NOK 3.0 billion in 2012.

The decrease in depreciation, amortisation and net impairment losses from 2013 to 2014 was mainly as a result of impairment losses of the refineries made in 2013. The increase in depreciation, amortisation and net impairment losses from 2012 to 2013 was mainly caused by impairment losses related to the refineries and new assets in operation in 2013

Net operating income was NOK 16.2 billion, NOK 2.6 billion and NOK 15.5 billion in 2014, 2013 and 2012, respectively. The increase of NOK 13.6 billion from 2013 to 2014 was mainly due to lower impairment losses in 2014 compared to 2013, the Sonatrach Arbitration Settlement of NOK 2.8 billion in 2014 in Statoil’s favour, the onerous contract provision related to Cove Point of NOK 4.1 billion in 2013, and improved margins on gas in Europe including LNG arbitrage and stronger contribution from US gas sales due to an exceptionally cold winter in the North East US. Further, net operating income increased due to improved refinery margins and increased result related to ownership in infrastructure. These increases were partly offset by losses on operational storages in 2014 due to reduced prices.

The decrease of NOK 12.9 billion from 2012 to 2013 was mainly due to an onerous contract provision in 2013 related to the Cove Point terminal (NOK 4.1 billion), reduced margins on gas sales, lower NCS entitlement production and lower contributions from short term sales. Further, net operating income decreased as a result of impairment losses related to the refineries (NOK 4.2 billion), a negative change in fair value effects related to inventory hedging and lower refining margins in 2013 compared to in 2012.

Statoil, Annual Report on Form 20-F 2014    77

4.1.7 Other operations

The Other reporting segment includes activities within Global Strategy and Business Development; Technology, Projects and Drilling; and Corporate staffs and support functions.

In 2014, the Other reporting segment recorded a net operating loss of NOK 1.5 billion compared to a net operating loss of NOK 1.1 billion in 2013 and a net operating income of NOK 2.6 billion in 2012.

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

From the fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is changed to provide comparable figures.

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

78   Statoil, Annual Report on Form 20-F 2014

4.2 Liquidity and capital resources

We believe that our established liquidity reserves, credit rating and access to capital markets provide us with sufficient working capital for our foreseeable requirements.

4.2.1 Review of cash flows

Statoil`s cash flows in 2014 reflect a high investment level, continued portfolio optimisation and issuance of new debt resulting in a small decrease in cash and cash equivalents and increase in short-term financial investments.

CONSOLIDATED STATEMENT OF CASH FLOWS
		Full year
(in NOK billion)	Note	2014	2013	2012

Income before tax		109.4	138.4	206.7

Depreciation, amortisation and net impairment losses	11, 12	101.4	72.4	60.5
Exploration expenditures written off		13.7	3.1	3.1
(Gains) losses on foreign currency transactions and balances		(3.1)	4.8	3.3
(Gains) losses from dispositions	4	(12.4)	(17.6)	(14.7)
(Increase) decrease in other items related to operating activities		3.9	6.6	(14.6)
(Increase) decrease in net derivative financial instruments	25	(2.8)	11.7	(1.1)
Interest received		2.1	2.1	2.6
Interest paid		(3.4)	(2.5)	(2.5)

Cash flows provided by operating activities before taxes paid and working capital items		208.8	218.8	243.3

Taxes paid		(96.6)	(114.2)	(119.9)

(Increase) decrease in working capital		14.2	(3.3)	4.6

Cash flows provided by operating activities		126.5	101.3	128.0

Capital expenditures and investments		(122.6)	(114.9)	(113.1)
(Increase) decrease in financial investments		(12.7)	(23.2)	(12.1)
(Increase) decrease in other non-current items		0.8	0.6	(1.2)
Proceeds from sale of assets and businesses	4	22.6	27.1	29.8

Cash flows used in investing activities		(112.0)	(110.4)	(96.6)

New finance debt		20.6	62.8	13.1
Repayment of finance debt		(9.7)	(7.3)	(12.2)
Dividend paid	17	(33.7)	(21.5)	(20.7)
Net current finance debt and other		(0.3)	(7.3)	1.6

Cash flows provided by (used in) financing activities		(23.1)	26.6	(18.2)

Net increase (decrease) in cash and cash equivalents		(8.6)	17.5	13.2

Effect of exchange rate changes on cash and cash equivalents		5.7	2.9	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	85.3	64.9	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	16	82.4	85.3	64.9

Statoil, Annual Report on Form 20-F 2014    79

Cash flows provided by operations

The most significant drivers of cash flows provided by operations are the level of production and prices for liquids and natural gas that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.

Cash flows provided by operating activities  were NOK 126.5 billion in 2014 compared to NOK 101.3 billion in 2013, an increase of NOK 25.2 billion. Cash flows provided by operating activities before taxed paid and working capital items were reduced by NOK 10.0 billion compared to 2013, driven by decreased profitability mainly caused by lower prices for liquids and European gas. The decrease was offset by positive changes in working capital and lower taxes paid in 2014 compared to 2013.

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

Cash flows used in investing activities

Cash flows used in investing activities  were NOK 112.0 billion in 2014 compared to NOK 110.4 billion in 2013, an increase of NOK 1.6 billion mainly due to increased capital expenditures, partly offset by lower investments in deposits with more than three months maturity. The proceeds from sale of assets in 2014 of NOK 22.6 billion mainly relates to the divestment of interests in the Shah Deniz field and the South Caucasus pipeline and the sale of interests in licences on the NCS.

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

Cash flows provided by (used in) financing activities

Cash flows used in financing activities were NOK 23.1 billion and are mainly related to payments of dividends and repayments of debt, partly offset by issuance of new debt in November 2014 of NOK 20.6 billion. The amounts reported in 2013 were influenced by debt issuances of NOK 62.8 billion in total.

Net cash flows provided by financing activities amounted to NOK 26.6 billion in 2013, an increase of NOK 44.8 billion compared to 2012. The increase was mainly due to an increase in net finance debt of NOK 54.6 billion, partially offset by an increase in current loans and other of NOK 8.9 billion.

4.2.2 Financial assets and debt

Statoil has a strong balance sheet and considerable financial flexibility. The net debt ratio before adjustments was 19.0% at the end of 2014. Net interest-bearing debt before adjustments increased by NOK 31.2 billion to NOK 89.2 billion at the end of 2014.

Financial position and liquidity

Statoil's financial position is strong although net debt ratio before adjustments at year end increased from 14.0% in 2013 to 19.0% in 2014. Net interest-bearing debt increased from NOK 58.0 billion to NOK 89.2 billion. During 2014 Statoil's total equity increased from NOK 356.0 billion to NOK 381.2 billion. From 2013 to 2014 both cash flows provided by operating activities and cash flows used in investments increased. Statoil paid a dividend of NOK 7.00 per share for 2013, Statoil introduced quarterly dividends in 2014 and has paid out quarterly dividends for the first three quarters. The quarterly dividends for 1Q and 2Q 2014 was paid out in 2014. The board of directors has proposed a dividend of NOK 1.80 per share for 4Q 2014, implying a total dividend of NOK 7.20 per share for 2014. Total dividend payments in 2014 were NOK 33.7 billion.

We believe that, given the current liquidity reserves, including committed credit facilities of USD 3.0 billion and very good access to various capital markets, Statoil will have sufficient capital available.

Funding needs arise as a result of the Group's general business activity. We generally seek to establish financing at the corporate level. Project financing may be used in cases involving joint ventures with other companies. We aim at having access at all times to a variety of funding sources in respect of markets and instruments as well as maintaining relationships with a core group of international banks that provide various kinds of banking services.

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

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of non-current debt, interest rate risk management, currency risk and the management of liquid assets. Our borrowings are denominated in various currencies and normally swapped into USD. In addition, we use interest rate derivatives, primarily consisting of interest rate swaps, to manage the interest rate risk of our long-term debt portfolio. The group's central treasury unit manages the funding, liability and liquidity activities at group level.

80   Statoil, Annual Report on Form 20-F 2014

We have diversified our cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2014, approximately 35% of our liquid assets were held in USD-denominated assets, 21% in NOK, 20% in EUR, 14% in DKK, 9% in SEK, and 2% in GBP, before the effect of currency swaps and forward contracts. Approximately 57% of our liquid assets were held in treasury bills and commercial papers, 37% in time deposits, 3% in liquidity funds and 3% at bank available. As of 31 December 2014, approximately 2.0% of our liquid assets were classified as restricted cash (including collateral deposits).

Our general policy is to keep a liquidity reserve in the form of cash and cash equivalents or other short-term financial investments in our balance sheet, as well as committed, unused credit facilities and credit lines in order to ensure that we have sufficient financial resources to meet our short-term requirements.

Long-term funding is raised when we identify a need for such financing based on our business activities, cash flows and required financial flexibility or when market conditions are considered to be favourable. Recent bond transactions were made at very favourable terms, pre-funding longer-term commitments.

The group's borrowing needs are usually covered through the issuing of short-term and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 4.0 billion) and a Shelf Registration Statement (unlimited) filed with the Securities and Exchange Commission (SEC) in the United States as well as through issues under a Euro Medium-Term Note (EMTN) Programme (programme limit recently updated to USD 16.0 billion) listed on the London Stock Exchange. Committed credit facilities and credit lines may also be utilised. After the effect of currency swaps, the major part of our borrowings is in USD.

Statoil ASA issued new debt securities in 2014 equivalent to NOK 20.5 billion as follows for general corporate purposes.

In February 2015 Statoil issued notes worth another EUR 3.75 billion (NOK 32.1 billion) under the EMTN programme.

In 2014 Statoil issued the following bonds:
Issuance date	Amount in USD billion	Interest rate in %	Maturity date

10 November 2014	0.75	1.25	November 2017
10 November 2014	0.50	floating	November 2017
10 November 2014	0.75	2.25	November 2019
10 November 2014	0.50	2.75	November 2021
10 November 2014	0.50	3.25	November 2024

The new debt securities issued in 2014 were mainly issued under the US Shelf Registration Statement. All of the new debt is guaranteed by Statoil Petroleum AS.

Statoil ASA issued new debt securities in 2013 equivalent to NOK 62.8 bn as follows:

Financial indicators

Financial indicators	For the year ended 31 December
(in NOK billion)	2014	2013	2012

Gross interest-bearing financial liabilities 1)	231.6	182.5	119.4
Net interest-bearing liabilities before adjustments	89.2	58.0	39.3
Net debt to capital employed ratio 2)	19.0%	14.0%	10.9%
Net debt to capital employed ratio adjusted 3)	20.0%	15.2%	12.4%
Cash and cash equivalents	83.1	85.3	65.2
Current financial investments	59.2	39.2	14.9
Calculated ROACE based on Average Capital Employed before Adjustments 4)	2.7%	11.3%	18.7%
Ratio of earnings to fixed charges 5)	9.4	7.5	19.6

Gross interest-bearing debt

Gross interest-bearing debt was NOK 231.6 billion, NOK 182.5 billion and NOK 119.4 billion at 31 December 2014, 2013 and 2012, respectively. The NOK 49.0 billion increase from 2013 to 2014 was due to an increase in current finance debt of NOK 9.4 billion and an increase in non-current finance debt of NOK 39.6 billion. The NOK 63.1 billion increase from 2012 to 2013 was due to an increase in non-current finance debt of NOK 64.5 billion, offset by a decrease in current financial debt of NOK 1.3 billion. Our weighted average annual interest rate was 3.78%, 4.06% and 4.74% at 31 December 2014, 2013 and 2012, respectively. Our weighted average maturity on Finance debt was 9 years at 31 December 2014, compared to 10 years at 31 December 2013 and 9 years at 2012.

Net interest-bearing debt

Net interest-bearing debt before adjustments were NOK 89.2 billion, NOK 58.0 billion and NOK 39.3 billion at 31 December 2014, 2013 and 2012, respectively. The increase of NOK 31.2 billion from 2013 to 2014 was mainly related to an increase in gross interest-bearing debt of NOK 49.0 billion in addition to an increase in cash and cash equivalents and current financial investments of NOK 17.9 billion, reflecting the level of bond issues and active portfolio management (proceeds from sales of assets).

Statoil, Annual Report on Form 20-F 2014    81

The net debt to capital employed ratio

The net debt to capital employed ratio before adjustments was 19.0%, 14.0% and 10.9% in 2014, 2013 and 2012, respectively.

The net debt to capital employed ratio adjusted (non-GAAP financial measure, see footnote 3) was 20.0%, 15.2% and 12.4% in 2014, 2013 and 2012, respectively. The 4.8 percentage points increase in net debt to capital employed ratio adjusted from 2013 to 2014 was mainly related to the increase in net interest-bearing debt adjusted of NOK 31.9 billion in combination with an increase in capital employed adjusted of NOK 57.0 billion. The 2.8 percentage points increase in net debt to capital employed ratio adjusted from 2012 to 2013 was mainly related to an increase in net interest-bearing debt adjusted of NOK 18.6 billion in combination with an increase in capital employed adjusted of NOK 54.7 billion.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were NOK 83.1 billion, NOK 85.3 billion and NOK 65.2 billion at 31 December 2014, 2013 and 2012, respectively. The decrease from 2013 to 2014 reflects a reduction in bond issues as well as the liquidity management of cash and cash equivalents and current financial investments and the proceeds from sales of assets,. See note 16 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash.

Current financial investments, which are part of our liquidity management, amounted to NOK 59.2 billion, NOK 39.2 billion and NOK 14.9 billion at 31 December 2014, 2013 and 2012, respectively.

(1)     Defined as non-current and current finance debt.

(2)     As calculated according to GAAP. Net debt to capital employed ratio before adjustments is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and short-term investments. Capital employed is net debt, shareholders' equity and minority interest

(3)     In order to calculate the net debt to capital employed ratio adjusted that our management makes use of internally and which we report to the market, we make adjustments to capital employed as it would be reported under GAAP to adjust for project financing exposure that does not correlate to the underlying exposure and to add into the capital employed measure interest-bearing elements which are classified together with non-interest-bearing elements under GAAP. See report section Financial review - Non-GAAP measures for a reconciliation of capital employed and a description of why we make use of this measure.

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

4.2.3 Investments

Organic capital expenditures (excluding acquisitions, capital leases and other investments with significant different cash flow pattern) amounted to USD 19.6 billion, or NOK 121.6 billion, for the year ended 31 December 2014.

Gross investments

Gross investment	For the year ended 31 December
(in NOK billion)	2014	2013	2012	14-13 change	13-12 change

- Development & Production Norway	55.1	57.3	48.6	(4%)	18%
- Development & Production International	61.4	52.9	54.6	16%	(3%)
- Marketing, Processing & Renewable Energy	7.8	5.9	6.2	31%	(5%)
- Fuel & Retail	0.0	0.0	0.9	0%	(100%)
- Other	0.8	1.3	3.0	(35%)	(58%)

Gross investments	125.1	117.4	113.3	7%	4%

Gross investments, defined as additions to property, plant and equipment (including capitalised financial leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies, amounted to NOK 125.1 billion for the year ended 2014, increase by 7% compared to the year ended 2013. The increase was primarily related to higher activity level in Development and Production International.

In 2013, gross investments were NOK 117.4 billion compared to NOK 113.3 billion in 2012. The increase was mainly due to higher activity level on the NCS.

Organic capital expenditures (excluding acquisitions, capital leases and other investments with significant different cash flow pattern) amounted to NOK 121.6 billion for the year ended 2014, or USD 19.6 billion. Organic capital expenditures are estimated to be around USD 18 billion in 2015. Based on our

82   Statoil, Annual Report on Form 20-F 2014

sanctioned portfolio of projects, we expect to deliver high value production growth towards 2018. We maintain flexibility in our broad portfolio of operated assets, and we are prepared to use this flexibility to deliver on our priorities.

This section describes our estimated organic capital expenditure for 2015 relating to potential capital expenditure requirements for the principal investment opportunities available to us and other capital projects currently under consideration. The figure is based on Statoil developing organically, and it excludes possible expenditures relating to acquisitions. The expenditure estimates and descriptions of investments in the segment descriptions below could therefore differ materially from the actual expenditure.

We finance our capital expenditures both internally and externally. For more information, see the section Financial review - Liquidity and capital resources - Financial assets and liabilities.

In Norway a substantial proportion of our 2015 capital expenditures will be spent on ongoing and planned development projects such as Aasta Hansteen, Gina Krog and Johan Sverdrup, in addition to various extensions, modifications and improvements on currently producing fields, like Gullfaks, Oseberg and Troll.

Internationally we currently estimate that a substantial proportion of our 2015 capital expenditure will be spent on the following ongoing and planned development projects: Mariner in UK, Marcellus, Eagle Ford and Bakken onshore US and developments offshore US.

In midstream and downstream we currently estimate that most of the 2015 capital expenditures will be spent on projects related to Polarled in Norway and transport solutions related to Marcellus, Eagle Ford and Bakken in the US.

As illustrated in the section Financial review - Liquidity and capital resources - Principal contractual obligations, we have committed to certain investments in the future. The proportion of estimated investments that we have committed to at year-end 2014 will decline with time. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partly dependent on the expenditure our partners in joint ventures agree to commit to.

Exploration expenditures

Exploration expenditures (including capitalised exploration expenditures) were up 10% to NOK 23.9 billion in 2014 mainly due to higher activity internationally with more expensive wells compared to previous year and cancellation of a rig contract in 2014.

Exploration expenditures in 2013 amounted to NOK 21.8 billion compared to NOK 20.9 billion in 2012.

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

As measured by the general consumer price index, average annual inflation in Norway for the year ending 31 December 2014 was 2%. Cost inflation in the prices of goods, raw materials and services that are necessary for the development and operation of oil and gas producing assets can vary considerably over time and between each market segment. Price pressure in supplier markets has been reduced compared to the period 2003 to 2008 and moderate increases were seen in 2014. In some market segments (e.g. drilling rigs) reduced rates were seen in 2014 compared to the beginning of the decade.

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

Statoil, Annual Report on Form 20-F 2014    83

4.2.5 Principal contractual obligations

The table summarises our principal contractual obligations and other commercial commitments as of 31

December 2014.

The table includes contractual obligations, but excludes derivatives and other hedging instruments as well as asset retirement obligations, as these obligations for the most part are expected to lead to cash disbursements more than five years in the future. Obligations payable by Statoil to unconsolidated equity affiliates are included gross in the table. Where Statoil includes both an ownership interest and the transport capacity cost for a pipeline in the consolidated accounts, the amounts in the table include the transport commitments that exceed Statoil's ownership share. See the section Risk review – Risk management - Disclosures about market risk  for more information.

	As at 31 December 2014
Contractual obligations	Payment due by period *
(in NOK billion)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Undiscounted non-current finance debt	23.1	42.4	79.9	169.9	315.2
Minimum operating lease payments	27.7	34.2	17.5	28.4	107.8
Nominal minimum other long-term commitments**	15.3	27.3	25.4	143.3	211.3

Total contractual obligations	66.1	103.8	122.8	341.6	634.3

*	«Less than 1 year» represents 2015; «1-3 years» represents 2016 and 2017, «3-5 years» represents 2018 and 2019, while «More than 5 years» includes amounts for later periods.
**	For further information, see note 23 Other commitments and contingencies to the Consolidated financial statements.

Non-current finance debt in the table represents principal payment obligations. For information on interest commitments relating to long-term debt, reference is made to note 18 Finance debt and note 22 Leases to the Consolidated financial statements.

Statoil had contractual commitments of NOK 67.2 billion at 31 December 2014. The contractual commitments reflect Statoil's share and mainly comprise construction and acquisition of property, plant and equipment. The sale of Statoil`s remaining 15.5% ownership interest in Shah Deniz, announced in October 2014, will reduce contractual commitments related to Shah Deniz expansion by NOK 7.3 billion (USD 1.0 billion. )

Statoil’s projected pension benefit obligation was NOK 65 billion, and the fair value of plan assets amounted to NOK 45.1 billion as of 31 December

2014. Company contributions are mainly related to employees in Norway. Statoil ASA decided to change the company’s pension plan in Norway from a defined benefit plan to a defined contribution plan with effect from 2015, reference is made to note 19 Pensions to the Consolidated financial statements.

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

Statoil is party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 23 Other commitments and contingencies  to the Consolidated financial statements for more information.

84   Statoil, Annual Report on Form 20-F 2014

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

The following financial measures may be considered non-GAAP financial measures:

•       Return on average capital employed (ROACE)

•       Production cost per barrel of entitlement and equity volumes

•       Net debt to capital employed ratio before adjustments

•       Net debt to capital employed ratio adjusted

•       Organic capital expenditures

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

ROACE was 2.7% in 2014 compared to 11.3% in 2013 and 18.7% in 2012. The decrease from last year is due to 73% decrease in net income adjusted for financial items, combined with an increase in average capital employed. The decrease from 2012 to 2013 was due to 35% decrease in net income combined with an increase in average capital employed.

Statoil, Annual Report on Form 20-F 2014    85

Calculation of numerator and denominator used in ROACE calculation	For the year ended 31 December
(in NOK billion, except percentages)	2014	2013	2012	14-13 change	13-12 change

Net Income for the year	22.0	39.2	69.5
-Net Financial Items	(0.0)
-Tax on Financial Items	9.2
+Accretion Expense	(3.7)
+Tax on Accretion Expense	2.7
+Net Financial Items Adjusted after Tax1)		4.6	(2.4)

Net Income adjusted for Financial Items after Tax (A1)	11.8	43.9	67.0	(73%)	(35%)

Capital Employed before Adjustments to Net Interest-bearing Debt: 2)
Year End 2014	470.4		0.0
Year End 2013	414.0	414.0
Year End 2012	0.0	359.2	359.2
Year End 2011	0.0	0.0	356.1

Sum of Capital Employed for two years (B1)	884.4	773.2	715.3

Calculated Average Capital Employed:
Average Capital Employed before Adjustments to Net Interest-bearing Debt (B1/2)	442.2	386.6	357.7	14%	8%

Calculated ROACE:
Return on Average Capital Employed (A1/(B1/2))	2.7%	11.3%	18.7%	(77%)	(39%)

(1)

Calculation of financial items is revised for 2014 ROACE definition. Net Financial Items after tax for 2013 includes financial items adjusted of negative NOK 4.6 billion and tax on financial items of NOK 9.2 billion.

(2)	Capital Employed before Adjustments for each year is reconciled in the table in the section Net debt to capital employed ratio.

86   Statoil, Annual Report on Form 20-F 2014

4.4.2 Unit of production cost

In order to evaluate the underlying development in production costs, unit of production cost is computed on the basis of entitlement volumes and equity volumes.

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

	For the year ended 31 December
Reconcilliation of overall operating expenses to production cost (in NOK billion)	2014	2013	2012

Operating expenses, Statoil Group	72.9	75.0	61.2

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	28.1	30.4	22.2

Total operating expenses upstream	44.8	44.6	38.9

1) Operation over/underlift	-0.9	0.4	(0.2)
2) Transportation pipeline/vessel upstream	7.6	7.4	5.9
3) Miscellaneous items	3.6	5.4	2.2

Total operating expenses upstream for cost per barrel calculation	34.5	31.4	31.0

Entitlement production used in the cost per barrel calculation (mboe/d)	1,729	1,719	1,778
Equity production used in the cost per barrel calculation (mboe/d)	1,927	1,940	2,004

1)	Exclusion of the effect from the over-underlift position in the period. Reference is made to Definitions of reported volumes.
2)	Transportation costs are excluded from the unit of production cost calculation.
3)	Consists of royalty payments, removal/abandonment estimates, reversal of provision related to the discontinued part of the early retirement pension

	Entitlement production			Equity production
	For the year ended 31 December			For the year ended 31 December
Production cost (in NOK per boe)*	2014	2013	2012	2014	2013	2012

Production cost per boe	55	50	48	49	44	42

*

Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

Entitlement volumes are highly affected by the PSA effects. On average, equity volumes exceeded entitlement volumes net of US royalties by 198 mboe per day in 2014, 221 mboe per day in 2013 and 226 mboe per day in 2012. With the same cost basis, but higher volumes, the cost per barrel of equity volumes produced will always be lower than the cost per barrel of entitlement volumes. Based on equity volumes, the average production cost was NOK 49 per boe in 2014 compared to NOK 44 per boe in 2013 and NOK 42 per boe in 2012. Production cost per boe based on entitlement volumes was 55 NOK/boe in 2014 compared to 50 NOK/boe in 2013 and 48 NOK/boe in 2012. The increase in 2014 from last year is due to increased production costs impacted by new fields coming on stream.

Statoil, Annual Report on Form 20-F 2014    87

4.4.3 Net debt to capital employed ratio

In the Company's view, the calculated net debt to capital employed ratio gives a more complete picture of the Group's current debt situation than gross interest-bearing financial liabilities.

The calculation uses balance sheet items relating to gross interest bearing financial liabilities and adjusts for cash, cash equivalents and short-term financial investments. Certain adjustments are made, since different legal entities in the group lend to projects and others borrow from banks. Project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet in relation to the underlying exposure in the group. Similarly, certain net interest-bearing debts incurred from activities pursuant to the Owners Instruction from the Norwegian State are set off against receivables on the Norwegian State's direct financial interest (SDFI).

The net interest-bearing debt adjusted for these two items is included in the average capital employed.

The table below reconciles the net interest-bearing liabilities adjusted, capital employed and net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with GAAP.

	For the year ended 31 December
Calculation of capital employed and net debt to capital employed ratio	2014	2013	2012
(in NOK billion, except percentages)			(restated)

Shareholders' equity	380.8	355.5	319.2
Non-controlling interests (Minority interest)	0.4	0.5	0.7

Total equity (A)	381.2	356.0	319.9

Current bonds, bank loans, commercial papers and collateral liabilities	26.5	17.1	18.4
Bonds, bank loans and finance lease liabilities	205.1	165.5	101.0

Gross interest-bearing financial liabilities (B)	231.6	182.5	119.4

Cash and cash equivalents	83.1	85.3	65.2
Financial investments	59.2	39.2	14.9

Cash and cash equivalents and financial investments (C)	142.3	124.5	80.1

Net interest-bearing liabilities before adjustments (B1) (B-C)	89.2	58.0	39.3

Other interest-bearing elements 1)	8.0	7.1	7.3
Marketing instruction adjustment 2)	(1.6)	(1.3)	(1.2)
Adjustment for project loan 3)	(0.1)	(0.2)	(0.3)

Net interest-bearing liabilities adjusted (B2)	95.6	63.6	45.1

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing liabilities (A+B1)	470.4	414.0	359.2
Capital employed adjusted (A+B2)	476.7	419.6	365.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	19.0%	14.0%	10.9%
Net debt to capital employed adjusted (B2/(A+B2)	20.0%	15.2%	12.4%

1)

Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2)

Marketing instruction adjustment is an adjustment to gross interest bearing financial debt due to the SDFI part of the financial lease in the Snøhvit vessels that are included in Statoil's Consolidated balance sheet.

3)	Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

88   Statoil, Annual Report on Form 20-F 2014

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

5.1.1 Risks related to our business

This section describes the most significant potential risks relating to our business:

A prolonged period of low oil or natural gas prices would have a material adverse effect on Statoil.

The prices of oil and natural gas have fluctuated greatly in response to changes in many factors. Currently Statoil is in a situation where oil (and to some extent also natural gas) prices have declined substantially compared to levels seen over the last few years. There are several reasons for this decline but fundamental market forces beyond the control of Statoil or other market participants have impacted and will continue to impact oil and natural gas prices in the future.

Generally, Statoil does not and will not have control over the factors that affect the prices of oil and natural gas. These factors include:

•          economic and political developments in resource-producing regions;

•          global and regional supply and demand;

•          the ability of the Organisation of the Petroleum Exporting Countries (OPEC) and other producing nations to influence global production levels and prices;

•          prices of alternative fuels that affect the prices realised under Statoil's long-term gas sales contracts;

•          government regulations and actions; including changes in energy and climate policies

•          global economic conditions;

•          war or other international conflicts;

•          changes in population growth and consumer preferences;

•          the price and availability of new technology; and

•          weather conditions.

It is impossible to predict future price movements for oil and natural gas with certainty. A prolonged period of low oil and natural gas prices will adversely affect Statoil's business, the results of operations, financial condition, liquidity and Statoil's ability to finance planned capital expenditure, including possible reductions in capital expenditures which could offset replacement reserves. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect the management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Statoil's operations in the period in which it occurs. Rapid material and/or sustained reductions in oil, gas or product prices can have an impact on the validity of the assumptions on which strategic decisions are based and can have an impact on the economic viability of projects that are planned or in development.

Statoil’s crude oil and natural gas reserve data are only estimates and Statoil’s future production, revenues and expenditures with respect to its reserves may differ materially from these estimates.

The reliability of proved reserve estimates depends on:

•          the quality and quantity of Statoil’s geological, technical and economic data;

•          whether the prevailing tax rules and other government regulations, contracts and oil, gas and other prices will remain the same as on the date estimates are made;

•          the production performance of Statoil’s reservoirs; and

•          extensive engineering judgments.

Many of the factors, assumptions and variables involved in estimating reserves are beyond Statoil’s control and may prove to be incorrect over time. The results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in Statoil’s reserve data. In addition, fluctuations in oil and gas prices will have an impact on Statoil’s proved reserves relating to fields governed by production sharing agreements (PSAs), since part of Statoil's entitlement under PSAs relates to the recovery of development costs. Any downward adjustment could lead to lower future production and thus adversely affect Statoil’s financial condition, future prospects and market value.

Statoil, Annual Report on Form 20-F 2014    89

Exploratory drilling involves numerous risks, including the risk that Statoil will encounter no commercially productive oil or natural gas reservoirs.

This could materially adversely affect Statoil's results. Statoil's exploration activities include accessing new acreage and maturing resources through high risk exploration drilling activities. These risks include risks associated with the execution of drilling and seismic operations and those associated with maturing, unproven resources.

New acreage is primarily acquired through concessions, bidding rounds and acquisitions. Geological interpretations and successful exploration drilling and appraisal work leads to maturing and increasingly commercially attractive reserves. Additionally, Statoil also needs to be focused on optimising its rig capacity by thoughtful deployment and redeployment. Given these risks and operational requirements, Statoil may not effectively acquire acreage, successfully conduct its drilling and appraisal work or optimise its rig capacity, which could result in a material adverse effect on the results of its operations and financial condition. Exploration activities involve the risk of accidents and environmental incidents. Exploration activities also involve technical challenges related to operating in harsh environments as well as technologically demanding subsurface / geological challenges which Statoil may not effectively manage.

If Statoil fails to acquire or find and develop additional reserves, its reserves and production will decline materially from their current levels.

Successful implementation of Statoil's group strategy is critically dependent on sustaining its long-term reserve replacement. If upstream resources are not progressed to proved reserves in a timely manner, Statoil will be unable to sustain the long-term replacement of reserves.

In a number of resource-rich countries, national oil companies control a significant proportion of oil and gas reserves that remain to be developed. To the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies, or if Statoil is unable to develop partnerships with national oil companies, its ability to find and acquire or develop additional reserves will be limited.

Statoil's future production is highly dependent on its success in finding or acquiring and developing additional reserves. If it is unsuccessful, it may not meet its long-term ambitions, and its future total proved reserves and production will decline, adversely affecting its results of operations and financial condition.

Statoil is exposed to a wide range of health, safety, environmental and social risks that could result in significant losses.

Exploration for, and the development, production, processing and transportation of oil and natural gas can be hazardous and technical integrity failures, operational failures, natural disasters or other occurrences can result in: loss of life, oil spills, gas leaks, loss of containment of hazardous materials, water contamination, blowouts, cratering, fires and equipment failure, among other things.

The risks associated with Statoil's activities are heightened in the difficult geographies, climate zones and environmentally sensitive regions in which Statoil operates. All modes of transportation of hydrocarbons - including road, rail, sea or pipeline - are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, these could represent a significant risk to people and the environment. Offshore operations and transportation are subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions. Onshore operations and transportation are subject to adverse weather conditions and accidents. Both onshore and offshore operations and transportation are subject to interruptions, restrictions or termination by government authorities based on safety, environmental or other considerations.

The effects of climate change could result in less stable weather patterns, which would result in more severe storms and other weather conditions that could interfere with Statoil's operations and damage its facilities. The increased focus on abating climate change may lead to stricter policies and regulations on greenhouse gas (GHG) emissions, causing increased costs relating to emissions and/or cost driving measures to provide electric power to facilities from renewable sources. Climate related policy changes may also reduce access to prospective geographical areas of operations in the future, as well as significantly affecting demand for, and prices, of our products.

Statoil is exposed to security threats that could adversely impact its business.

Acts of terrorism and cyber-attacks against Statoil's production and exploration facilities, offices, pipelines, means of transportation or computer systems; or breaches of Statoil's security system, could result in significant losses. Failure to manage the foregoing risks could result in injury or loss of life, damage to the environment, damage to or the destruction of wells and production facilities, pipelines and other property and could result in regulatory action, legal liability, damage to Statoil's reputation, a significant reduction in revenues, an increase in Statoil's costs, a shutdown of Statoil's operations and a loss of its investments in affected areas, and could have a materially adverse effect on Statoil's results of operations and financial condition.

Statoil's crisis management systems may prove inadequate.

Statoil has crisis management plans and capability to deal with emergencies at every level of its operations. If Statoil does not respond or is perceived not to have responded in an appropriate manner to either an external or internal crisis, its business, operations and reputation could be severely affected. For Statoil's most important activities, it has also developed business continuity plans to carry on or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed time frame could prolong the impact of any disruption and could severely affect Statoil's business and operations.

Statoil encounters competition from other oil and gas companies in all areas of its operations.

Some of Statoil's larger, financially stronger competitors may be able to pay more to gain access to resources, while its smaller competitors may be able to move faster and gain earlier access than Statoil. Gaining access to profitable resources either through the acquisition of licences, exploratory prospects or

90   Statoil, Annual Report on Form 20-F 2014

producing properties is key to ensuring the long-term health and sustainability of the business and Statoil's failure to do so could have an adverse impact on its performance.

Technology is a key competitive advantage in Statoil's industry and a larger company may be able to invest more in developing or acquiring intellectual property rights to technology that Statoil may require. Should Statoil's innovation lag behind the industry, its performance could be impeded.

Statoil's development projects and production activities involve many uncertainties and operating risks that can prevent Statoil from realising profits and cause substantial losses.

Statoil's development projects and production activities may be curtailed, delayed or cancelled for many reasons, including equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, pressure or irregularities in geological formations, accidents, mechanical and technical difficulties and industrial action. These projects and activities will also often require the use of new and advanced technologies, which may be expensive to develop, purchase and implement, and may not function as expected. In addition, some of Statoil's developments will be located in deep waters or other harsh environments - such as the Gulf of Mexico, the Barents Sea, and offshore Brazil, Tanzania and Angola - or may be in challenging fields (heavy oil fields such as Grane, Peregrino and Mariner) that can exacerbate such problems. There is a risk that development projects that Statoil undertakes may not yield adequate returns.

Statoil's development projects and production activities on the Norwegian continental shelf (NCS) also face the challenge of remaining profitable. Statoil is increasingly developing smaller satellite fields in mature areas, and its activities are subject to the Norwegian State's relatively high taxes on offshore activities. In addition, its development projects and production activities, particularly those in remote areas, could become less profitable, or unprofitable, if Statoil experiences a prolonged period of low oil or gas prices or cost overruns.

The capital expenditures in the oil and gas industry have increased over the last few years due to a high activity level and more complex and capital intensive development projects. This could reduce the returns and erode the profitability of some of Statoil's projects. As a response to this challenge, Statoil will need at all times to evaluate appropriate measures such as adjusting, postponing or stopping projects, adjusting strategies and targets or withdrawing from certain geographical areas.

Statoil faces challenges in achieving its strategic objective of successfully exploiting profitable growth opportunities.

An important element of Statoil's strategy is to continue to pursue attractive and profitable growth opportunities available to it by both enhancing and repositioning its asset portfolio and expanding into new markets. The opportunities that Statoil is actively pursuing may involve the acquisition of businesses or properties that complement or expand its existing portfolio. The challenges related to the renewal of Statoil's upstream portfolio are growing due to increasing global competition for access to opportunities.

Statoil's ability to successfully implement this strategy will depend on a variety of factors, including its ability to:

•          identify acceptable opportunities;

•          negotiate favourable terms;

•          develop new market opportunities or acquire properties or businesses promptly and profitably;

•          integrate acquired properties or businesses into Statoil's operations;

•          arrange financing, if necessary; and

•          comply with legal regulations.

As Statoil pursues business opportunities in new and existing markets, it anticipates significant investments and costs in connection with the development of such opportunities. Statoil may incur or assume unanticipated liabilities, losses or costs associated with assets or businesses acquired. Any failure by Statoil to successfully pursue and exploit new business opportunities could result in financial losses and inhibit growth. Any such new projects Statoil acquires will require additional capital expenditure and will increase the cost of its discoveries and development. These projects may also have different risk profiles than Statoil's existing portfolio. These and other effects of such acquisitions could result in Statoil having to revise either or both of Statoil's forecasts with respect to unit production costs and production.

In addition, the pursuit of acquisitions or new business opportunities could divert financial and management resources away from Statoil's day-to-day operations to the integration of acquired operations or properties. Statoil may require additional debt or equity financing to undertake or consummate future acquisitions or projects, and such financing may not be available on terms satisfactory to Statoil, if at all, and it may, in the case of equity, be dilutive to Statoil's earnings per share.

The profitability of Statoil’s oil and gas production may be affected by limited transportation infrastructure when a field is in a remote location.

Statoil's ability to exploit economically any discovered petroleum resources beyond its proved reserves will depend, among other factors, on the availability of the infrastructure required to transport oil and gas to potential buyers at a commercially acceptable price. Oil is transported by vessels, rail or pipelines to refineries, and natural gas is usually transported by pipeline or by vessels (for liquid natural gas) to processing plants and end users. Statoil may not be successful in its efforts to secure transportation and markets for all of its potential production.

Statoil is exposed to security threats on its digital infrastructure that could harm its operations.

Statoil’s information security barriers protect its information systems from being compromised by unauthorised parties. Failure to maintain and develop these barriers may affect the confidentiality, integrity and availability of its information systems, including those critical to Statoil’s operations. Threats to

Statoil, Annual Report on Form 20-F 2014    91

information security are not limited by geography as Statoil’s digital infrastructure is accessible globally, and incidents in recent years have shown that parties who are able to circumvent information security barriers are capable and willing to perform attacks that destroy, disrupt or otherwise compromise information systems. Such attacks could result in significant financial damage to Statoil.

Some of Statoil's international interests are located in regions where political, social and economic instability could adversely impact Statoil’s business.

Statoil has assets and operations located in politically, socially and economically diverse regions around the world where potential developments such as expropriation, nationalisation of property, unilateral change of contracts or regulations, civil strife, strikes, political unrest, war, terrorism, border disputes, guerrilla activities, insurrections, piracy and the imposition of international sanctions or other events could occur. Political risks and security threats require continuous monitoring. Adverse and hostile actions against Statoil's staff, its facilities, its transportation systems and its digital infrastructure (cybersecurity) could cause harm to people and disrupt Statoil's operations and further business opportunities in these or other regions, lead to a decline in production and otherwise adversely affect Statoil's business. This could have a materially adverse effect on Statoil's results of operations and its financial condition.

Statoil's operations are subject to dynamic political and legal factors in the countries in which it operates.

Statoil has assets in a number of countries with emerging or transitioning economies that, in part or in whole, lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain or where the governmental and regulatory framework is subject to unexpected change. Statoil's exploration and production activities in these countries are often undertaken together with national oil companies and are subject to a significant degree of state control. In recent years, governments and national oil companies in some regions have begun to exercise greater authority and impose more stringent conditions on companies engaged in exploration and production activities. Intervention by governments in such countries can take a wide variety of forms, including:

•          restrictions on exploration, production, imports and exports;

•          the awarding or denial of exploration and production interests;

•          the imposition of specific seismic and/or drilling obligations;

•          price and exchange controls;

•          tax or royalty increases, including retroactive claims;

•          nationalisation or expropriation of Statoil's assets;

•          unilateral cancellation or modification of Statoil's licence or contractual rights;

•          the renegotiation of contracts;

•          payment delays; and

•          currency exchange restrictions or currency devaluation.

The likelihood of these occurrences and their overall effect on Statoil vary greatly from country to country and are hard to predict. If such risks materialise, they could cause Statoil to incur material costs and/or cause Statoil's production to decrease, potentially having a materially adverse effect on Statoil's operations or financial condition.

The renewable sector will continue to experience increased investment but is dependent on future government support.

Policy initiatives in the European market have led to increased investment in renewable energy, primarily in solar and wind power.

Although investment in renewable energy sources is increasing in both North American and Asian markets, effects on the markets in those regions are expected to be more modest than in Europe.

Statoil's current focus in the renewable energy sector is on developing offshore wind projects in north-western Europe. Government support policies to encourage the development of renewable energy sources play a significant role in fostering growth in the sector. Shifts in government policy toward renewable energy, or offshore wind power in particular, could lead Statoil to modify its strategy for new projects in the renewable energy sector.

Statoil is exposed to potentially adverse changes in the tax regimes of each jurisdiction in which Statoil operates.

Statoil has business operations in many countries around the world, and any of these countries could modify its tax laws in ways that would adversely affect Statoil. Most of Statoil's operations are subject to changes in tax regimes in a similar manner to other companies in Statoil's industry. In addition, in the long term, the marginal tax rate in the oil and gas industry tends to change with the price of crude oil. Significant changes in the tax regimes of countries in which Statoil operates could have a material adverse effect on its liquidity and results of operations.

Statoil faces foreign exchange risks that could adversely affect the results of Statoil’s operations.

Statoil's business faces foreign exchange risks because a large percentage of its revenues and cash receipts are denominated in USD, while sales of gas and refined products can be in a variety of currencies, and Statoil pays dividends and a large part of its taxes in NOK. Fluctuations between the USD and other currencies may adversely affect Statoil's business and can give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.

Statoil is exposed to risks relating to trading and supply activities.

Statoil is engaged in substantial trading and commercial activities in the physical markets. Statoil also uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity

92   Statoil, Annual Report on Form 20-F 2014

in order to manage price volatility. Statoil also uses financial instruments to manage foreign exchange and interest rate risk. Although Statoil believes it has established appropriate risk management procedures, trading activities involve elements of forecasting, and Statoil bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties.

Non-compliance with anti-bribery, anti-corruption and other applicable laws, including failure to meet Statoil’s ethical requirements exposes Statoil to legal liability and damage to its reputation, business and shareholder value.

Statoil's code of conduct, which applies to all employees of the Group including, hired personnel and others who work for or act on Statoil's behalf, defines Statoil's commitment to high ethical standards and compliance with applicable legal requirements wherever Statoil operates. Incidents of ethical misconduct or non-compliance with applicable laws and regulations could be damaging to Statoil's reputation, competitiveness and shareholder value. Multiple events of non-compliance could call into question the integrity of Statoil's operations.

Statoil sets itself high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services the company provides. If it is perceived that Statoil is not respecting or advancing the economic and social progress of the communities in which Statoil operates, Statoil's reputation and shareholder value could be damaged.

Statoil’s insurance coverage may not provide adequate protection.

Statoil maintains insurance coverage that includes coverage for physical damage to its oil and gas properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. Statoil's insurance coverage includes deductibles that must be met prior to recovery. In addition, Statoil's insurance is subject to caps, exclusions and limitations, and there is no assurance that such coverage will adequately protect Statoil against liability from all potential consequences and damages.

Statoil's efficiency change agenda may impact the development of Statoil's business and its financial results.

In 2014, Statoil announced an extensive efficiency change agenda in order to improve efficiency across the organisation. Two programmes were launched, the Statoil Technical Efficiency Programme (STEP) and the organisational efficiency programme (OE). There is a risk that Statoil may not be able to define and implement the activities under the efficiency agenda to achieve the level of cost savings or that the achievement of such cost savings can be accomplished without adversely affecting Statoil's other business goals.

In addition, while Statoil has implemented mitigating actions to reduce the risk of uncoordinated and inconsistent timelines and people processes and to ensure leadership competence and confidence in change management, there is a risk when implementing such substantial efficiency proposals over a multi-year period that such implementation may affect motivation, engagement and health among employees and leaders. The failure to successfully implement the efficiency targets may result in an adverse impact on the development of Statoil's business and its financial results.

Statoil may fail to attract and retain senior management and skilled personnel.

Failure to secure the right level of competence and capacity in the organisation through internal deployment/mobility, as well as failing to attract and retain senior leaders and skilled personnel could have a significant adverse impact on Statoil's ability to operate.

Statoil’s activities in certain countries may be affected by international sanctions.

Statoil, like other major international energy companies, has a geographically diverse portfolio of reserves and operational sites, which may expose its business and financial affairs to political and economic risks, including operations in areas subject to international sanctions or with sanctioned entities.

Russia

Statoil holds a 30 per cent non-operating interest in a production sharing agreement related to the Kharyaga field in the Nenets Autonomous Area in the Russian Federation. The Kharyaga field produces conventional oil from the Timan Pechora basin onshore in North West Russia. Oil production commenced in October 1999 with Total as project operator.

Statoil is further engaged in a strategic cooperation with Rosneft Oil Company (Rosneft) including a joint cooperation project aimed at undertaking seismic surveys and geological exploration, appraisal, development and production of potential hydrocarbons in four licences on the Russian continental shelf - the Magadan 1, Lisyansky and Kashevarovsky licences in the Sea of Okhotsk (south of the Arctic Circle), and the Perseevsky licence in the Barents Sea (north of the Arctic Circle). Additionally there are two joint cooperation projects onshore – the onshore heavy oil reservoir layer PK1 in the North Komsomolsky discovery, and the Domanik Sediments Difficult-to-Extract Hydrocarbons Project in the Russian Volga-Urals basin. For each of these projects, Rosneft holds the majority interest, while Statoil holds a minority interest.

Sanctions imposed by Norway, the EU and the US target, among others Russia’s financial and energy sectors, including certain companies such as Rosneft and various affiliates, and certain activities related to oil exploration and production in the Arctic offshore area, and in deepwater or shale formation projects. Certain aspects of those measures affect Statoil’s business activities in Russia. Statoil has received certain authorisations from the Norwegian authorities to continue its participation in the projects described above. However, the continued progress and financing of the joint projects are also, in part, dependent on obtaining further governmental authorisations and clarifications. Statoil continues to pursue the above-described projects within the limitations of current sanctions. However, due to current and possible future sanctions, there is no certainty that the projects can be progressed and concluded as initially planned. Moreover, Statoil is currently also partaking in trading and marketing activity involving certain sanctioned targets, for example, Surgutneftegas and/or Novatek, in each case in a manner which is in compliance with EU and US sanctions laws.

Statoil, Annual Report on Form 20-F 2014    93

Iran and Cuba

Certain countries, including Iran and Cuba, have been identified by the US government as state sponsors of terrorism.

In October 2002, Statoil signed a participation agreement with Petropars of Iran. Based on this agreement, Statoil assumed the operatorship for the offshore part of phases 6, 7 and 8 of the South Pars gas development project in the Persian Gulf. Statoil's investment in South Pars is fully depreciated and the net book value was zero as of 31 December 2012.

Through a merger in 2007 with Norsk Hydro's oil and gas business, Statoil became owner of a 75 % interest in the Anaran Block in Iran (acquired by Norsk Hydro in 2000). Work on the Anaran project was stopped in 2008, and in September 2011 Statoil signed a settlement agreement to close the exploration service contract and Statoil's rights reverted to the National Iranian Oil Company (NIOC). As a result of the same merger with Norsk Hydro Statoil also became the owner and operator of a 100% interest in the Khorramabad exploration block. In September 2006, Norsk Hydro signed the Khorramabad exploration and development contract with NIOC. The gathering of seismic data in the Khorramabad exploration block was completed in the fourth quarter of 2008 after which the licence expired in November 2010.

Statoil’s cost recovery relating to South Pars phases 6, 7 and 8 and the Anaran Block was completed in 2012, except for the recovery of paid taxes and obligations to the Iranian Social Security Organisation (SSO). Statoil settled its remaining minimum obligations under the Khorramabad exploration and development contract against the cost recovery in respect of the Anaran Block.

In 2009, Statoil voluntarily provided officials from the US State Department with information about its activities and investments in Iran. On 30 October 2010, the US State Department announced that under the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (CISADA), Statoil was eligible to avoid retaliatory measures relating to its activities in Iran, because Statoil had pledged to end its investments in Iran's energy sector.

Since 2010, additional international (including EU and US) sanctions against Iran have been adopted which together form a complex set of restrictions. Over the same period, Statoil has informed the US Department of State and the Norwegian Ministry of Foreign Affairs (MFA) of its efforts to close out Iran-related activities. The Norwegian MFA has also on several occasions approved specific transactions relating to Statoil's cost recovery activity to settle outstanding matters in Iran.

Statoil closed its office in Tehran in July 2013. However, due to local legal requirements, Statoil still has branch offices of Norwegian subsidiaries registered in Tehran.

During 2014, Statoil has continued to make efforts consistent with applicable sanctions to settle the outstanding tax and social security obligations and recovery rights related to the above mentioned projects. It is expected that these efforts will still need to be continued for some time. All social security and tax payments, as well as payments of minor running costs in Iran during 2014, have been made from Statoil's remaining funds in Iran. Statoil is not involved in any other activities in Iran. Statoil will not make any new or additional investments in Iran under the present circumstances.

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

Statoil has an interest in the Shah Deniz gas field in Azerbaijan in which Naftiran Intertrade Co. Ltd. (NICO) has a 10% interest. The Shah Deniz field is excluded, however, from the core EU sanctions restrictions related to Iran, and it falls within the exemption for certain natural gas projects under section 603 of Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA).

Statoil also previously held an interest in a deep-water exploration licence in Cuba. However, the licence was relinquished in 2013 and activity in Cuba related to the licence was completed by the end of 2013. Statoil has not been awarded any new licences in Cuba during 2014 and has no current plans to conduct any exploration, development or production activity in Cuba.

General

The legislation and rules governing sanctions are complex, constantly evolving and may not be consistent across jurisdictions. Changes in any of these laws or policies or the implementation thereof can be unpredictable. Statoil's business is dynamic and the above facts accordingly, may change over time. Moreover, the description does not fully reflect all parts of Statoil's business where a particular focus on sanctions compliance might be warranted. Lastly, it should be understood that Statoil in the future could also decide to take part in additional business activity also involving sanctioned targets in various parts of the world whilst still remaining compliant with applicable sanctions laws. Statoil is committed to doing business in compliance with all applicable laws, however there can be no assurance that Statoil or affiliates of Statoil or their respective officers, directors, employees or agents are not in violation of such laws. Any such violation could result in substantial civil and/or criminal penalties and might materially adversely affect Statoil's business and results of operations or financial condition.

Statoil are also aware of initiatives by certain US states and institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies requiring, among other things, divestment from, reporting of interests in, or agreements not to make future investments in, companies that do business with countries that, among other things, are designated as state sponsors of terrorism. These policies could have an adverse impact on investments by certain investors in Statoil’s securities.

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

94   Statoil, Annual Report on Form 20-F 2014

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

The cost recovery program for these contracts was completed in 2012, except for the recovery of tax and obligations to the Social Security organization (SSO). Statoil's activity in Iran during 2014 was focused on a final settlement with the Iranian tax authorities and the SSO relating to the above mentioned agreements. During 2014 Statoil paid the equivalent of USD 0.34 million in tax and SSO to Iranian authorities in local currency (Iranian Rials), from which USD 0.07 million has been booked as expenses in 2014 and the rest have been reversed from previous years’ accruals. Also during 2014 Statoil paid USD 0.01 million stamp duty to Iran Tax Organization. The funds utilised for these purposes were held by Statoil in EN Bank (Iran).

The Statoil office in Iran was closed down end July 2013 and most of the furniture and other properties were sold during that period. During 2014, upon completion of required local Iranian Notary Public requirements, Statoil sold two motor vehicles and the amount of USD 0.07 million has been booked as revenue.

During 2014 Statoil also received the equivalent of USD 0.26 million as insurance payment related to its legacy South Pars business. Also this insurance payment has been booked as revenue in 2014.

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

Statoil generated no net profit from the aforementioned activity in 2014. Payments of the above mentioned nature are expected to be made also in 2015, in relation to Statoil’s continued winding-down efforts.

5.1.2 Legal and regulatory risks

This section discusses potential legal and regulatory risks related to the legal context of our business operations, such as having to comply with new laws and regulations.

Compliance with health, safety and environmental laws and regulations that apply to Statoil's operations could materially increase its costs. The enactment of such laws and regulations in the future is uncertain.

Statoil incurs, and expects to continue to incur, substantial capital, operating, maintenance and remediation costs relating to compliance with increasingly complex laws and regulations for the protection of the environment and human health and safety, including:

•          costs as a result of stricter climate regulations and a higher price on greenhouse gas emissions;

•          costs of preventing, controlling, eliminating or reducing certain types of emissions to air and discharges to the sea, including costs incurred in connection with government action to address the risk of spills and concerns about the impacts of climate change;

•          remediation of environmental contamination and adverse impacts caused by Statoil's activities or accidents at various facilities owned or previously owned by Statoil and at third-party sites where Statoil's products or waste have been handled or disposed of;

•          compensation of persons and/or entities claiming damages as a result of Statoil's activities or accidents; and

•          costs in connection with the decommissioning of drilling platforms and other facilities.

For example, under the Norwegian Petroleum Act of 29 November 1996, as a holder of licences on the NCS, Statoil is subject to statutory strict liability in respect of losses or damage suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of Statoil's licences. This means that anyone who suffers losses or damage as a result of pollution caused by operations in any of Statoil's NCS licence areas can claim compensation from Statoil without having to demonstrate that the damage is due to any fault on Statoil's part.

Furthermore, in countries where Statoil operates or expects to operate in the near future, new laws and regulations, the imposition of stricter requirements on licences, increasingly strict enforcement of or new interpretations of existing laws and regulations, the aftermath of operational catastrophes in which Statoil or members of its industry are involved or the discovery of previously unknown contamination may require future expenditure in order to, among other things:

•          modify operations;

•          install pollution control equipment;

•          implement additional safety measures;

•          perform site clean-ups;

•          curtail or cease certain operations;

•          temporarily shut down Statoil's facilities;

•          meet technical requirements;

•          increase monitoring, training, record-keeping and contingency planning; and

•          establish credentials in order to be permitted to commence drilling.

Statoil, Annual Report on Form 20-F 2014    95

Statoil continues to monitor and respond to regulatory changes in the USA following the BP Deepwater Horizon oil spill in the US Gulf of Mexico. Statoil has developed and implemented a safety and environmental management system (SEMS programme), and responded to revised federal drilling safety rules and workplace safety rules. In addition, Statoil participates in the Center for Offshore Safety's efforts, which are focused on improving offshore safety and industry standards. Statoil has experienced a lengthier approval process for drilling permits, approvals of exploration plans, and approvals of oil spill response plans compared with the pre-2010 permitting situation. Statoil has adjusted its permitting processes and is comfortable operating in the new regulatory environment. Although significant additional changes in permitting or regulations are not anticipated at this time, any such significant changes could require Statoil to incur significant costs. Any such changes, delays or recertification could have a material adverse effect on Statoil's operations, results or financial condition.

Compliance with laws, regulations and obligations relating to climate change and other environmental regulations could result in substantial capital expenditure, reduced profitability as a result of changes in operating costs, and adverse effects on revenue generation and strategic growth opportunities. Statoil expects emission costs to increase from current levels beyond 2020 and to have a significantly wider geographical range than today. Statoil regularly assesses how the development of (new) technologies and changes in regulations, including introduction of stringent climate policies, may impact the oil price, the costs of developing new oil and gas assets, and the demand for oil and gas.

The risk of “un-burnable carbon” and “stranded assets” has gained the attention of several of Statoil's stakeholders. The amount of hydrocarbons (oil, gas and coal) in place in various deposits throughout the world by far exceeds what is planned for commercial development and production. The debate on ‘“un-burnable carbon” relates to the limits, defined by science, to future emissions of greenhouse gases before we pass a critical threshold value for irrevocable climate change. Regulations and restrictions on greenhouse gases emissions may mean not all fossil fuels resources can be produced and burned. Statoil expects oil, and in particular gas, to be less impacted than coal in a carbon constrained world.

Many of Statoil's mature fields are producing increasing quantities of water with oil and gas. Statoil's ability to dispose of this water in environmentally acceptable ways may have an impact on its oil and gas production. Statoil's investments in North American onshore producing assets will be subject to evolving regulations which are common to all energy companies with investments in this region. This could affect Statoil's operations and profitability with respect to these operations. Statoil incorporates a cost for carbon in the assessment of all new projects. This guides Statoil's strategy and its investment decisions. For investment decisions pertaining to oil and gas projects in Norway, Statoil includes an internal cost of 65 USD per ton of CO2-equivalent (carbon dioxide and methane), based on the cost of the Norwegian CO2 tax. In 2014, Statoil began to apply an internal cost of 50 USD per ton of CO2-equivalent in its investment decisions for all new oil and gas projects outside of Norway.

If Statoil does not apply its resources to overcome the perceived trade-off between global access to energy and the protection or improvement of the natural environment, Statoil could fail to live up to its aspirations of zero or minimal damage to the environment and of contributing to human progress.

Statoil is exposed to risk of supervision, review and sanctions for violations of regulatory laws at the supranational and national level. These include; among others, competition and antitrust laws, financial regulations and technical and Health, Safety and Environment regulations.

Statoil's products are marketed and traded worldwide and therefore subject to competition and antitrust laws at the supranational and national level in multiple jurisdictions. Statoil is exposed to investigations from competition and antitrust authorities, and violations of the applicable laws and regulations may lead to substantial fines. In May 2013, the EFTA Surveillance Authority conducted an unannounced inspection at Statoil's main office in Stavanger, Norway, on behalf of the European Commission. The authorities suspected participation by several companies, including Statoil, in anti-competitive practices and/or market manipulation related to the Platts' Market-On-Close price assessment process. The investigation is not finalised and no conclusions have been made. The products in the scope of the investigation are traded worldwide.

Statoil is also exposed to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the US Securities and Exchange Commission (the SEC). Reviews performed by these authorities could result in changes to previous accounts and future accounting policies. On 10 March 2014, the FSA concluded a review of Statoil's 2012 financial statements. Statoil has accepted two of the FSA's conclusions following this review but has appealed the third to the Norwegian Ministry of Finance.

Statoil is listed on both the Oslo Stock Exchange and New York Stock Exchange (NYSE), and is registered with the SEC. Statoil is required to comply with the continuing obligations of these regulatory authorities, and violation of these obligations may result in imposition of fines or other sanctions.

The Norwegian Petroleum Supervisor (Ptil) supervises all aspects of Statoil's operations, from exploration drilling through development and operation, to cessation and removal. Its regulatory authority covers the whole NCS as well as petroleum-related plants on land in Norway. Statoil is exposed to supervision from Ptil, and such supervision could result in audit reports, orders and investigations.

The formation of a competitive internal gas market within the European Union (EU) and the general liberalisation of European gas markets could adversely affect Statoil's business.

The continuing liberalisation of EU gas markets following legislative instruments rolled out in 2011 and the implementation of these legislative instruments by member states, could create new business opportunities for Statoil, but could also affect Statoil's market position or result in a reduction in prices in Statoil's gas sales contracts. Statoil's exposure to spot gas market prices has increased, correspondingly increasing its exposure to price volatility. Statoil continually monitors its contractual obligations and makes efforts to negotiate the most competitive pricing and other conditions available in the market.

The EU-wide quantity of carbon allowances issued each year under the Emission Trading Scheme (ETS) for greenhouse gas emission allowances began to decrease in a linear manner in 2013. The ETS can have a positive or negative impact on Statoil, depending on the price of carbon, which will consequently have an impact on the development of gas-fired power generation in the EU. Until now, the carbon price has been too low to replace coal with gas fired generation capacity. This effect has been worsened by heavy subsidising of renewables which has caused gas fired power plants to shut down. Current EU

96   Statoil, Annual Report on Form 20-F 2014

climate and energy policies do not address this problem, but there is a tendency towards more market based subsidies in the new guidelines on environment and energy aid.

Political and economic policies of the Norwegian State could affect Statoil’s business

The Norwegian State plays an active role in the management of NCS hydrocarbon resources. In addition to its direct participation in petroleum activities through the State's direct financial interest (SDFI) and its indirect impact through legislation, such as tax and environmental laws and regulations, the Norwegian State, among other things, awards licences for reconnaissance, production and transportation, approves exploration and development projects and applications for production rates for individual fields and may, if important public interests are at stake, also instruct Statoil and other oil companies to reduce petroleum production. Furthermore, in the production licences in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licences' actions in certain circumstances.

If the Norwegian State were to take additional action under its activities on the NCS or to change laws, regulations, policies or practices relating to the oil and gas industry, Statoil's NCS exploration, development and production activities and the results of its operations could be affected.

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

The Norwegian Parliament, known as the Storting, and the Norwegian State have resolved that the Norwegian State's shares in Statoil and the SDFI's interest in NCS licences must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Statoil to continue to market the Norwegian State's oil and gas together with Statoil's own oil and gas as a single economic unit.

Pursuant to this coordinated ownership strategy, the Norwegian State requires Statoil, in its activities on the NCS, to take account of the Norwegian State's interests in all decisions that may affect the development and marketing of Statoil's own and the Norwegian State's oil and gas.

The Norwegian State directly held 67% of Statoil's ordinary shares as of 31 December 2014. Based on the Norwegian Public Limited Companies Act, the Norwegian State effectively has the power to influence the outcome of any vote of shareholders due to the percentage of Statoil's shares it owns, including amending its articles of association and electing all non-employee members of the corporate assembly. The employees are entitled to be represented by up to one-third of the members of the board of directors and one-third of the corporate assembly.

The corporate assembly is responsible for electing Statoil's board of directors. It also makes recommendations to the general meeting concerning the board of directors' proposals relating to the company's annual accounts, balance sheet, allocation of profit and coverage of loss. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially under the coordinated ownership strategy for the SDFI and Statoil's shares held by the Norwegian State, could be different from the interests of Statoil's other shareholders.

If the Norwegian State's coordinated ownership strategy is not implemented and pursued in the future, then Statoil's mandate to continue to sell the Norwegian State's oil and gas together with its own oil and gas as a single economic unit is likely to be prejudiced. Loss of the mandate to sell the SDFI's oil and gas could have an adverse effect on Statoil's position in the markets in which it operates.

For further information about the mandate to sell the Norwegian State's oil and gas, see the section Business overview - Applicable laws and regulations - SDFI oil and gas marketing and sale.

Statoil, Annual Report on Form 20-F 2014    97

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

Statoil defines risk as a deviation from a specified reference value and the uncertainty associated with it. A positive deviation is defined as an upside risk, while a negative deviation is a downside risk. The reference value is an expectation - most commonly a forecast, percentile or target. We have an enterprise risk management (ERM) approach, which means that we:

•          have a risk and reward focus at all levels of the organisation,

•          evaluate significant risk exposure relating to major commitments, and

•          manage and coordinate risk at the corporate level.

All risks are related to Statoil's value chain, which denotes the value that is added in each step - from access, maturing, project execution and operation to market. In addition to the economic impact these risks could have on Statoil's cash flows, we also try to avoid HSE and integrity-related incidents (such as accidents, fraud and corruption). Most of the risks are managed by our principal business area line managers. Some operational risks are insurable and insured by our captive insurance company operating in the Norwegian and international insurance markets.

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

98   Statoil, Annual Report on Form 20-F 2014

The following table shows the yearly averages for quoted Brent Blend crude oil prices, natural gas average sales prices, refining reference margins and the USDNOK exchange rates for 2013, 2012 and 2011.

Yearly average	2014	2013	2012

Crude oil (USD/bbl Brent blend)	98.9	108.7	111.5
Average invoiced gas prices - Europe (NOK/scm)	2.28	2.45	2.44
Refining reference margin (USD/bbl)	4.7	4.1	5.5
USDNOK average daily exchange rate	6.30	5.88	5.82

The illustration shows the indicative full-year effect on the financial result for 2015 given certain changes in the crude oil price, natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of our financial results to each of the factors has been estimated based on the assumption that all other factors remain unchanged.

Significant downward adjustments of Statoil’s commodity price assumptions will result in impairment losses on certain producing and development assets in the portfolio. Subsequent to year end 2014, commodity prices have continued to be volatile. See Note 11 Property, plant and equipment and note 12 Intangible assets to the Consolidated financial statements for sensitivity analysis related to impairment losses.

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

Our earnings volatility is moderated as a result of the significant proportion of our Norwegian offshore income that is subject to a 78% tax rate in profitable periods, and the significant tax assets generated by our Norwegian offshore operations in any loss-making periods. Most of the taxes we pay are paid to the Norwegian State. Dividends received in Norway are 97% exempt from tax, with the remaining 3% taxed at the ordinary rate of 27%. For dividends received from companies in a low-tax jurisdiction within the European Economic Area (EEA), the 97% exemption only applies if real business activities are conducted in that jurisdiction. Dividends received from companies in non-EEA countries are 97% exempt if the Norwegian recipient has held at least 10% of the shares for a minimum of two years and the foreign country is not a low-tax jurisdiction.

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

Statoil, Annual Report on Form 20-F 2014    99

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

100   Statoil, Annual Report on Form 20-F 2014

6 Shareholder information

Statoil is the largest company listed on the Oslo stock exchange (Oslo Børs), where it trades under the ticker code STL. Statoil is also listed on the New York Stock Exchange under the ticker code STO.

STATOIL SHARE	2014	2013	2012	2011	2010

Shareprice STL (low) (NOK)	120.00	147.70	162.40	160.50	149.20
Shareprice STL (average) (NOK)	166.41	123.00	133.80	113.70	117.60
Shareprice STL (high) (NOK)	194.80	136.72	146.97	139.60	131.80
Shareprice STL (year-end) (NOK)	131.20	147.00	139.00	153.50	138.60

Market value year-end (NOK billion)	418	468	443	490	442
Daily turnover (million shares)	3.7	3.0	4.3	8.9	9.7

Ordinary earnings per share (EPS) (NOK)	6.87	12.50	21.60	24.70	11.94
P/E (1)	19.10	11.76	6.44	6.21	11.61

Ordinary dividend per share (NOK) (2)	7.20	7.00	6.75	6.50	6.25
Growth in ordinary dividend per share (3)	2.9%	3.7%	3.8%	4.0%	4.2%
Dividend per share (USD) (4)	0.97	1.15	1.21	1.08	1.07
Pay-out ratio (5)	105%	56%	31%	26%	52%
Dividend yield (6)	5.5%	4.8%	4.9%	4.2%	4.5%

Ordinary shares outstanding, weighted average	3,179,958,780	3,180,683,828	3,181,546,060	3,182,112,843	3,182,574,787
Ordinary shares outstanding, year-end	3,188,647,103	3,188,647,103	3,188,647,103	3,188,647,103	3,188,647,103

1)	Share price at year-end divided by EPS.
2)	Proposed cash dividend for 2014.
3)	Excluding special dividend and share buy-back.
4)	The USD amounts are based on the Norwegian Central Bank’s exchange rate at 31 December.
5)	Total dividend paid per share divided by EPS.
6)	Total dividend paid per share divided by year-end share price.

Statoil, Annual Report on Form 20-F 2014    101

As of 31 December 2014, Statoil represented 23.3% of the total value of all companies registered on the Oslo stock exchange, with a market value of NOK 418 billion.

Statoil's share price closed at NOK 131.20 at the end of 2014.

Taking into consideration the total dividend paid out in 2014 of NOK 10.6 per share, which includes the annual dividend for 2013 of NOK 7.00 per share and the two quarterly dividends paid for 1Q 2014 and 2Q 2014 of NOK 3.60 per share (NOK 1.80 each), the total return was negative NOK 5.00 per share. The graph above, "Quote history", shows the development of the Statoil share price compared to the oil price and the Oslo Stock Exchange Benchmark Index (OSEBX). The board of directors proposes a dividend of NOK 1.80 per share for 4Q 2014, making the dividend payments for all four quarters in 2014 NOK 7.20 per share, for approval by the annual general meeting on 19 May 2015. The dividend of NOK 7.20 per share is equivalent to a direct yield of approximately 5.5%, and it represents 104% of our net income from 2014. Diluted earnings per share amounted to NOK 6.87, a decrease of 45% compared to 2013.

The turnover of shares is a measure of traded volumes. On average, 3.7 million Statoil shares were traded on the Oslo stock exchange every day in 2014 compared to 3.0 million shares in 2013. In 2014, Statoil shares accounted for 12% of the total market value traded throughout the year (see illustration), compared to 12% in 2013.

Statoil ASA has one class of shares, and each share confers one vote at the general meeting. Statoil ASA had 3,179,958,780 ordinary shares outstanding at year end.

As of 31 December 2014, Statoil had 92,692 shareholders registered in the Norwegian Central Securities Depository (VPS), down from 97,373 shareholders at 31 December 2013.

102   Statoil, Annual Report on Form 20-F 2014

6.1 Dividend policy

It is Statoil's ambition to grow the annual cash dividend measured in NOK per share in line with long-term underlying earnings.

In 2014 Statoil implemented quarterly dividend payments. The board approves 1Q -3Q interim dividends, based on an authorisation from the annual general meeting (AGM), while the AGM approves the 4Q dividend based on a proposal from the board. The shareholders at the AGM may vote to reduce, but may not increase, the 4Q dividend proposed by the board of directors. It is Statoil’s intention to have this authorisation approved at the AGM. Statoil announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend. Hence, in 2014 Statoil paid the 2013 annual dividend and two quarterly dividends.

The board of directors updated the dividend policy in 2014 to reflect the quarterly payment frequency, as follows:

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

6.1.1 Dividends

In 2014 Statoil implemented quarterly dividend payments. In addition, the annual dividend for the fiscal year 2013 was declared at Statoil's annual general meeting in 2014.

Although we currently intend to pay quarterly dividends on our ordinary shares, we cannot give an assurance that dividends will be paid, or predict the amount of any dividends. Future dividends will depend on a number of factors prevailing at the time our board of directors considers any dividend payment. The following table shows the cash dividend amounts to all shareholders since 2010 on a per share basis and in aggregate.

	Ordinary dividend per share NOK				Ordinary dividend per share	Total
Fiscal year	1Q	2Q	3Q	4Q	NOK	NOK billion

2010					6.25	19.9
2011					6.50	20.7
2012					6.75	21.5
2013					7.00	22.3
2014	1.80	1.80	1.80	1.80 *	7.20	22.9

* 4Q 2014 dividend is proposed dividend

Statoil commenced quarterly dividends in 2014 and have distributed quarterly dividends for 1Q and 2Q in 2014. The 3Q dividend was paid on 27 February 2015. Payment date for ADR holders was 5 March 2015. The proposed 4Q 2014 dividend will be considered at the annual general meeting on 19 May 2015. The Statoil share will be traded ex dividend 20 May 2015 and if approved, the dividend will be disbursed 29 May 2015. For US ADR holders, the ex-dividend date will be 19 May 2015 and payment for ADR holders is expected to be 4 June 2015.

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

It is Statoil’s intention to renew this authorisation at the annual general meeting. Statoil intends to use share buybacks more actively going forward, based on balance sheet strength considerations

Statoil, Annual Report on Form 20-F 2014    103

6.2 Shares purchased by issuer

Shares are acquired in the market for transfer to employees under the share savings scheme in accordance with the limits set by the board of directors. No shares were repurchased in the market for the purpose of subsequent annulment in 2014.

6.2.1 Statoil's share savings plan

Since 2004, Statoil has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Statoil shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately USD 200). This company contribution is a tax-free employee benefit under current Norwegian tax legislation. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

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

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2015. This authorisation replaces the previous authorisation to acquire Statoil's own shares for implementation of the share savings plan granted by the annual general meeting on 14 May 2013.

The nominal value of each share is NOK 2.50. With a maximum overall nominal value of NOK 27.5 million, the authorisation for the repurchase of shares in connection with the group's share savings plan covers the repurchase of no more than 11 million shares.

Period in which shares were repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation (1)

Jan-14	601,685	152.9055	5,307,275	5,692,725
Feb-14	588,350	158.0552	5,895,625	5,104,375
Mar-14	564,243	164.8224	6,459,868	4,540,132
Apr-14	540,000	172.2220	6,999,868	4,000,132
May-14	515,880	179.8861	7,515,748	3,484,252
Jun-14	485,634	190.4724	485,634	10,514,366
Jul-14	493,150	187.7686	978,784	10,021,216
Aug-14	534,089	172.6302	1,512,873	9,487,127
Sep-14	520,133	177.0701	2,033,006	8,966,994
Oct-14	601,692	152.4867	2,634,698	8,365,302
Nov-14	616,339	148.9440	3,251,037	7,748,963
Dec-14	748,450	122.5197	3,999,487	7,000,513
Jan-15	713,771	130.6301	4,713,258	6,286,742
Feb-15	628,251	149.5611	5,341,509	5,658,491

TOTAL	8,151,667 (2)	158.9419 (3)

(1)

The authorisation to repurchase a maximum of 11 million shares with a maximum overall nominal value of NOK 27.5 million for repurchase of shares in connection with the share savings plan was given by the annual general meeting on 14 May 2013. The authorisation was maintained by the annual general meeting on 14 May 2014 at a maximum of 11 million shares with a maximum overall nominal value of 27.5 million for repurchase of shares, valid until 30 June 2015.

(2)	All shares repurchased have been purchased in the open market and pursuant to the authorisation mentioned above.
(3)	Weighted average price per share.

104   Statoil, Annual Report on Form 20-F 2014

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

Ticker Codes:

Oslo Stock Exchange: STL

New York Stock Exchange: STO

Reuters: STL.OL

Bloomberg: STL NO

Financial calendar for 2015

06 February	Fourth quarter results and strategy update
19 March	Publication annual report 2014
30 April	First quarter 2015
19 May	Annual general meeting
19 May	4Q 2014 ADS trading ex-dividend
20 May	4Q 2014 ordinary share trading ex-dividend
29 May	4Q 2014 ordinary share dividend payment
4 June	4Q 2014 ADS dividend payment
28 July	Second quarter 2015
28 October	Third quarter 2015

Statoil, Annual Report on Form 20-F 2014    105

6.4 Market and market prices

The principal trading market for our ordinary shares is the Oslo stock exchange. The ordinary shares are also listed on the New York Stock Exchange, trading in the form of American Depositary Shares (ADS).

Statoil's shares have been listed on the Oslo stock exchange since our initial public offering on 18 June 2001. The ADSs traded on the New York Stock Exchange are evidenced by American Depositary Receipts (ADR), and each ADS represents one ordinary share. Statoil has a sponsored ADR facility with Deutsche Bank Trust Company Americas as depositary.

6.4.1 Share prices

These are the reported high and low quotations at market closing for the ordinary shares on the Oslo stock exchange and New York Stock Exchange for the periods indicated.

They are derived from the Oslo Stock Exchange Daily Official List, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	NOK per ordinary share		USD per ADS
Share price	High	Low	High	Low

Year ended 31 December
2010	149.20	117.60	26.47	18.68
2011	160.50	113.70	29.58	20.16
2012	162.40	133.80	28.92	22.15
2013	147.70	123.00	27.00	20.14
2014	194.80	120.00	31.91	15.82

Quarter ended
Sunday, March 31, 2013	146.90	140.50	27.00	24.21
Sunday, June 30, 2013	141.40	123.00	24.58	24.16
Monday, September 30, 2013	137.60	125.50	23.09	20.43
Tuesday, December 31, 2013	147.70	133.30	24.18	22.23
Monday, March 31, 2014	171.30	146.40	28.51	23.37
Monday, June 30, 2014	194.80	164.90	31.91	27.60
Tuesday, September 30, 2014	191.00	171.90	31.01	26.93
Wednesday, December 30, 2014	173.70	120.00	26.79	15.82
March, up until 12 March 2015	149.80	125.80	19.62	16.33

Month of
September 2014	181.90	173.00	29.15	26.93
October 2014	173.70	146.00	26.79	22.54
November 2014	154.30	132.50	22.61	19.11
December 2014	135.00	120.00	19.51	15.82
January 2015	137.80	125.80	18.05	16.33
February 2015	149.80	135.00	19.62	17.96
March up until 12 March 2015	146.00	136.90	18.69	16.76

106   Statoil, Annual Report on Form 20-F 2014

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

Reimbursements and payments made and fee waivers granted by the depositary

The depositary has agreed to reimburse certain company expenses related to the company's ADR programme and incurred by the company in connection with the programme. In the year ended 31 December 2014, the depositary reimbursed approximately USD 3 million to the company.

Category of expenses	USD amount reimbursed for the year ended 31 December 2014

Total amount reimbursed	3,015,000

*

In 2014, Statoil received a reimbursement payment from the Depositary of approximately USD 3 million in relation to certain expenses including investor relations expenses, expenses related to the maintenance of the ADR programme, legal counsel fees, printing, ADR certificates, etc.

Statoil, Annual Report on Form 20-F 2014    107

The depositary has also agreed to waive fees for costs associated with the administration of the ADR programme, and it has paid certain expenses directly to third parties on behalf of the company. The expenses paid to third parties include expenses relating to reporting services and access charges to its online platform, re-registration costs borne by the custodian.

The table below sets forth the expenses that the depositary waived or paid directly to third parties in the year ended 31 December 2014:

Category of expenses	USD amount waived or paid for the year ended 31 December 2014

Total amount paid directly to third parties	265,270

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

Taxation of dividends

Corporate shareholders (i.e. limited liability companies and similar entities) residing in Norway for tax purposes are generally subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received, which is subject to the standard 27% income tax rate.

Individual shareholders resident in Norway for tax purposes are subject to the standard 27% income tax rate in Norway for dividend income exceeding a basic tax free allowance. The tax free allowance is computed for each individual share on the basis of the cost price of that share multiplied by a risk-free interest rate. The risk-free interest rate will be calculated every income year. Any part of the calculated allowance for one year that exceeds the dividend distributed for the share ("unused allowance") may be carried forward and set off against future dividends received for (or gains upon the realisation of, see below) the same share. Any unused allowance will also be added to the basis for computation of the allowance for the same share the following year.

Non-resident shareholders are as a rule subject to withholding tax at a rate of 25% on dividends distributed by Norwegian companies. This withholding tax does not apply to corporate shareholders in the EEA area that document that they are genuinely established and carry on genuine economic business activity within the EEA area, provided that Norway is entitled to receive information from the state of residence pursuant to a tax treaty or other international treaty. If no such treaty exists with the state of residence, the shareholder may instead present confirmation issued by the tax authorities of the state of residence verifying the documentation. Individual shareholders resident for tax purposes in the EEA area may apply to the Norwegian tax authorities for a refund if the tax withheld by the distributing company exceeds the tax that would have been levied on individual shareholders resident in Norway.

The withholding rate of 25% is often reduced in tax treaties between Norway and other countries. Generally, the treaty rate does not exceed 15% and, in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends may be further reduced. The reduced withholding rate will generally only apply to dividends paid for shares held directly by holders who are able to properly demonstrate to the company that they are entitled to the benefits of the tax treaty. It is the responsibility of the distributing company to deduct the withholding tax when dividends are paid to non-resident shareholders.

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

108   Statoil, Annual Report on Form 20-F 2014

An application for a refund of withholding tax from shareholders and ADS holders must contain the following:

1.        Full name, address and tax identification number.

2.        IBAN (International Bank Account Number) and SWIFT/BIC code for the bank account to which the refund is to be credited. COFTA also needs to know who the owner of the account is. The account must be able to accept NOK.

3.        A specification of the distributing company(ies) involved, the exact number of shares, the date the dividend payments were made, the total dividend payment, the withholding tax deducted in Norway and what amount is being reclaimed. The withholding tax must be calculated in Norwegian currency and all sums specified accordingly (in NOK).

4.        A certificate of residence issued by the tax authorities stating that the refund claimant was resident for tax purposes in that state in the income year in question or at the time the dividends were decided. This documentation must be in the original. If the claimant is an investment fund, the confirmation must solely mention the fund's name. A confirmation in the fund manager's name is not sufficient. The confirmation must be in the original.

5.        Documentation showing that the refund claimant has received the dividends and the withholding tax rate used in Norway (a credit advice).

6.        If the refund application is based on the particular rules applicable to EEA shareholders (i.e., the participation exemption method), the application must also contain the information required to determine whether these rules are applicable.

7.        The information required to decide whether the refund claimant is the beneficial owner of the dividend payment(s).

8.        If the securities are registered with a foreign custodian/bank/clearing house, the claimant must provide information about which foreign custodian/bank/clearing house the securities are registered with in Norway.

9.        The application must be signed by the applicant. If someone else signs the application, a letter of authorisation must be enclosed. The claimant must also specifically confirm that the person signing the application is authorised to apply for a refund of withholding tax levied on those particular dividend payments. The application must therefore also be accompanied by a spreadsheet listing the names of the companies from which the dividends were received, the payment date, dividend payment, withheld tax and which amount is being reclaimed. This spreadsheet must be approved and signed by the claimant. It is not sufficient to only enclose a general letter of authorisation.

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

Corporate shareholders that carry on business activities in Norway, and whose shares are effectively connected with such activities, are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard 27% income tax rate.

Taxation on the realisation of shares

Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares in Norwegian companies. Capital losses are not deductible.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other disposal of shares. Gains or losses in connection with such realisation are included in or deducted from the individual's ordinary taxable income in the year of disposal, and are subject to the standard 27% income tax rate.

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

Wealth tax

The shares are included in the basis for the computation of wealth tax imposed on individuals resident in Norway for tax purposes. Norwegian limited companies and certain similar entities are not subject to wealth tax. The current marginal wealth tax rate is 0.85% of the value assessed (1% in 2014). The assessment value of listed shares is 100% of the listed value of such shares on 1 January in the assessment year.

Non-resident shareholders are not subject to wealth tax in Norway for shares in Norwegian limited companies unless the shareholder is an individual and the shareholding is effectively connected with the individual's business activities in Norway.

Inheritance tax and gift tax

There is no inheritance tax for gifts given from 1 January 2014, or inheritance received on the basis of a death occurring from 1 January 2014.

Transfer tax

No transfer tax is imposed in Norway in connection with the sale or purchase of shares.

Statoil, Annual Report on Form 20-F 2014    109

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

•       tax-exempt organisations;

•       life insurance companies;

•       persons liable for alternative minimum tax;

•       persons that actually or constructively own 10% or more of the voting stock of Statoil;

•       persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction

•       persons that purchase or sell shares or ADSs as part of a wash sale for tax purposes; or

•       persons whose functional currency is not USD.

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

•       a citizen or resident of the United States;

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

110   Statoil, Annual Report on Form 20-F 2014

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

There are no restrictions affecting the rights of non-Norwegian residents or foreign owners to hold or vote for our shares.

Statoil, Annual Report on Form 20-F 2014    111

6.7 Exchange rates

The table below shows the high, low, average and end-of-period exchange rates for the Norwegian krone for USD 1.00 as announced by Norges Bank (Norway's central bank).

The average is computed using the monthly average exchange rates announced by Norges Bank during the period indicated.

For the year ended 31 December	Low	High	Average	End of Period

2010	5.6026	6.6840	6.0437	5.8564
2011	5.2369	6.0315	5.6059	5.9927
2012	5.5349	6.1471	5.8172	5.5664
2013	5.4438	6.2154	5.8753	6.0837
2014	5.8611	7.6111	6.3011	7.4332

	Low	High

2014
September	6.1928	6.4530
October	6.4178	6.7790
November	6.7357	6.9675
December	6.9569	7.6111

2015
January	7.5081	7.8138
February	7.4880	7.7176
March (up to and including 12 March 2015)	7.6677	8.1840

On 12 March 2015, the exchange rate announced by the Norges Bank for the Norwegian krone was USD 1.00 = NOK 8.0948.

Fluctuations in the exchange rate between the Norwegian krone and the US dollar will affect the amounts in US dollars received by holders of American Depositary Shares (ADSs) on the conversion of dividends, if any, paid in Norwegian kroner on the ordinary shares, and they may affect the US dollar price of the ADSs on the New York Stock Exchange.

112   Statoil, Annual Report on Form 20-F 2014

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

As of 31 December 2014, the Norwegian State had a 67% direct ownership interest in Statoil and a 3.1% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.1%.

The Norwegian State is the only person or entity known to us to own beneficially, directly or indirectly, more than 5% of our outstanding shares. We have not been notified of any other beneficial owner of 5% or more of our ordinary shares as of 31 December 2014.

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

Statoil, Annual Report on Form 20-F 2014    113

Shareholders at 12 March 2015		Account type	Number of Shares	Ownership in %

1	The Norwegian State (Ministry of Petroleum and Energy)		2,136,393,559	67.00
2	Deutsche Bank Trust CO. Americas	Nominee	98,960,636	3.10
3	Folketrygdfondet (Norwegian national insurance fund)		91,720,703	2.88
4	Clearstream Banking	Nominee	83,518,319	2.62
5	State Street Bank and Trust CO.	Nominee	20,883,664	0.65
6	State Street Bank and Trust CO.	Nominee	20,493,720	0.64
7	State Street Bank and Trust CO.	Nominee	16,892,268	0.53
8	The Bank of New York Mellon	Nominee	15,304,048	0.48
9	J.P. Morgan Chase Bank N.A. London	Nominee	13,267,682	0.42
10	Blackrock GL Alloc FD		12,934,086	0.41
11	State Street Bank and Trust CO.	Nominee	12,620,597	0.40
12	Six Sis AG	Nominee	12,272,762	0.38
13	J.P. Morgan Chase Bank N.A. London	Nominee	11,939,831	0.37
14	The Northern Trust CO.	Nominee	11,512,445	0.36
15	The Bank of New York Mellon	Nominee	11,481,848	0.36
16	State Street Bank and Trust CO.	Nominee	11,477,088	0.36
17	UBS AG	Nominee	10,600,375	0.33
18	KLP Aksje Norge		9,847,152	0.31
19	State Street Bank and Trust CO.	Nominee	9,173,178	0.29
20	Euroclear Bank	Nominee	7,697,200	0.24

Source: Norwegian Central Securities Depository (VPS)

114   Statoil, Annual Report on Form 20-F 2014

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

The following principles underline our approach to corporate governance:

•          All shareholders will be treated equally.

•          Statoil will ensure that all shareholders have access to up-to-date, reliable and relevant information about the company's activities.

•          Statoil will have a board of directors that is independent (as defined by Norwegian Standards) of the group's management. The board focuses on there not being any conflicts of interest between shareholders, the board of directors and the company's management.

•          The board of directors will base its work on the principles for good corporate governance applicable at all times.

Corporate governance in Statoil is subject to regular review and discussion by the board of directors.

Statoil's board of directors endorses the "Norwegian Code of Practice for Corporate Governance". The company's compliance with and, if applicable, deviations from, the code's recommendations are commented on in a separate corporate governance statement issued by Statoil’s board of directors. This statement, which contains further details on the corporate governance of Statoil, is available at www.statoil.com/cg.

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

Statoil, Annual Report on Form 20-F 2014    115

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

7.2 Ethics Code of Conduct

Ethics – our approach

We believe that responsible and ethical behavior is a necessary condition for a sustainable business. Our Ethics Code of Conduct is based on our values and reflects our commitment to high ethical standards in all our activities.

Our Ethics Code of Conduct

The Ethics Code of Conduct describes our code of business practice and the requirements to expected behavior in areas such as anti-corruption, fair competition, conflict of interest and non-discrimination working environment with equal opportunities. Everyone who works for Statoil, including employees, officers, board members and others who act on Statoil’s behalf, must follow the Code.

We seek to develop relations with business partners who uphold a commitment to values and ethical standards similar to Statoil’s, and we work with our suppliers to ensure operational integrity. In joint ventures and entities where Statoil does not have control, we make good faith efforts to encourage the adoption of ethics and anti-corruption policies and procedures that are consistent with Statoil’s standards.

Anyone working for Statoil who does not comply with our Code faces disciplinary action, up to and including summery dismissal or termination of their contract.

The Statoil Ethics Code of Conduct is available in local languages in countries where we have operations.

Training and Certifying the Code

We carry out code of conduct training and other more comprehensive trainings on specific issues including anti-corruption and anti-trust to explain how the code applies and to describe the tools that Statoil has made available to address risk.

All employees have to annually confirm, in writing, that they understand and will comply with our Ethics Code of Conduct. The Code certification reminds the individual of their duty to comply with Statoil’s values and ethical requirements and creates an environment with open dialog on ethical issues, both internally and externally.

Anti-corruption compliance programme

Statoil is against all forms of corruption, including facilitation payments. We have a company-wide anti-corruption compliance programme which implements our zero-tolerance policy. The programme includes mandatory procedures designed to comply with applicable laws and regulations, and training

116   Statoil, Annual Report on Form 20-F 2014

on relevant issues such as gifts, hospitality and conflicts of interest. Compliance officers, who are responsible for ensuring that ethics and anti-corruption considerations are integrated into our business activities, constitute an important part of the programme.

One of the priorities in 2014 was to develop and implement good through developing procedures and tools for the follow up of non-operated joint ventures. During 2015 we plan to focus on the systematic support and follow up from the ethics and compliance function in our business units by continuing to strengthen the compliance officer network in Statoil.

Our company-wide IDD process helps us to understand potential partners and suppliers, how their business is conducted and their values. Before entering into a new business relationship, or extending an existing one, the relationship has to satisfy our requirements for IDD.

Speak Up

Statoil is committed to maintain an open dialog on ethical issues. Anyone that raises a question or reports a suspected misconduct is following our code of conduct. Employees are encouraged to discuss their concerns with their supervisor, legal or the compliance network in Statoil. Concerns or reports of suspected misconducts can also be expressed through our externally operated ethics helpline which is available 24/7 and allows for anonymous reporting.   Statoil has a non-retaliation policy for anyone that reports in good faith.

More information about our policies and requirements related to ethics and anti-corruption, including the IDD process, the Ethics Code of Conduct and the anti-corruption programme manual, is available on Statoil.com/Ethicsandvalues

7.3 General meeting of shareholders

The general meeting of shareholders is our supreme corporate body. The objective of the general meeting is to ensure shareholder democracy. We encourage all shareholders to participate in person or by proxy.

The general meeting of shareholders is the company's supreme corporate body. The 2015 annual general meeting (AGM) is scheduled for 19 May 2015  in Stavanger, Norway, with simultaneous transmission by webcast. The AGM is conducted in Norwegian, with simultaneous English translation during the webcast.

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

The following matters are decided at the AGM:

•          Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and recommended by the corporate assembly

•          Election of the shareholders' representatives to the corporate assembly and stipulation of the corporate assembly's fees

•          Election of the nomination committee and stipulation of the nomination committee's fees

•          Election of the external auditor and stipulation of the auditor's fee

•          Any other matters listed in the notice convening the AGM.

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

Statoil, Annual Report on Form 20-F 2014    117

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

The duties of the nomination committee are to submit recommendations to:

•          the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, and the remuneration of members of the corporate assembly;

•          the annual general meeting for the election and remuneration of members of the nomination committee;

•          the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors, and

•          the corporate assembly for the election of the chair and deputy chair of the corporate assembly.

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

118   Statoil, Annual Report on Form 20-F 2014

Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member only meets for the member if the appointment of that member terminates before the term of office has expired.

The members of the nomination committee are:

•          Olaug Svarva (chair), Managing director, Folketrygdfondet

•          Tom Rathke, Group executive vice president Wealth Management at DnB

•          Elisabeth Berge, Secretary general, Norwegian Ministry of Petroleum and Energy (personal deputy for Elisabeth Berge is Johan A Alstad, Deputy director general, Norwegian Ministry of Petroleum and Energy).

•          Tone Lunde Bakker, Norwegian country manager of Danske Bank

The nomination committee held 12 ordinary meeting and two telephone meetings in 2014.

The instructions for the nomination committee, including the rules of procedure, are available at Statoil.com/nominationcommittee.

7.5 Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

Statoil, Annual Report on Form 20-F 2014    119

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31.12.2014	Share ownership for members as of 12.03.2015	First time elected	Expiration date of current term

Olaug Svarva	Managing director, Folketrygdfondet	Oslo	1957	Chair, Shareholder-elected	No	0	0	2007	2016
Idar Kreutzer	CEO, Finance Norway (FNO)	Oslo	1962	Deputy chair, Shareholder-elected	No	0	0	2007	2016
Karin Aslaksen	Head of HR department, the National Police Directorate of Norway	Hosle	1959	Shareholder-elected	No	0	0	2008	2016
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2016
Steinar Olsen	Self-employed	Stavanger	1949	Shareholder-elected	No	0	0	2007	2016
Ingvald Strømmen	Dean at Norwegian University of Science and Technology (NTNU)	Ranheim	1950	Shareholder-elected	No	0	0	2006	2016
Rune Bjerke	President and CEO, DNB ASA	Oslo	1960	Shareholder-elected	No	0	0	2007	2016
Barbro Hætta	Chief Municipal Medical Officer	Harstad	1972	Shareholder-elected	No	0	0	2010	2016
Siri Kalvig	Employee, StormGeo AS	Stavanger	1970	Shareholder-elected	No	0	0	2010	2016
Terje Venold	Self-employed	Stabekk	1950	Shareholder-elected	No	250	250	2014	2016
Tone Lund Bakker	Norwegian country manager, Danske Bank	Oslo	1962	Shareholder-elected	No	0	0	2014	2016
Kjersti Kleven	Active owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2016
Eldfrid Irene Hognestad	Union representative Tekna, Advisor Benchmarking	Stavanger	1966	Employee-elected	No	824	1,001	2009	2015
Steinar Kåre Dale	Union representative, NITO, SR Analyst	Mongstad	1961	Employee-elected	No	1,958	2,205	2013	2015
Per Martin Labråthen	Union representative, Industri Energi. Production technician	Brevik	1961	Employee-elected	No	1,767	454	2007	2015
Anne K.S. Horneland	Union representative, Industri Energi	Stavanger	1956	Employee-elected	No	4,041	4,333	2006	2015
Jan-Eirik Feste	Union representative, YS	Lindås	1952	Employee-elected	No	506	702	2008	2015
Hilde Møllerstad	Union representative, Tekna/NITO	Oslo	1966	Employee-elected	No	1,945	2,264	2013	2015
Per Helge Ødegård	Union representative, Lederne. Discipl resp operation process	Skien	1963	Employee-elected, observer	No	475	660	1994	2015
Dag-Rune Dale	Union representative, Industri Energi, Safety officer	Kollsnes	1963	Employee-elected, observer	No	2,383	2,594	2013	2015
Brit Gunn Ersland	Union representative, Tekna. Specialist Reservoir Tech.	Bergen	1960	Employee-elected, observer	No	1,208	1,412	2011	2015
Total						15.357	15.875

120   Statoil, Annual Report on Form 20-F 2014

An election of the shareholder representatives in the corporate assembly was held in the Ordinary General meeting 14 May 2014. Terje Venold, Tone Lunde Bakker and Kjersti Kleven were elected as new members, and Nina Kivijervi Jonassen and Birgitte Vartdal as new deputy members of the Corporate assembly. Tore Ulstein and Thor Oscar Bolstad left the Corporate assembly as of the same date.

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

Statoil's corporate assembly held four ordinary meetings in 2014.

All members of the corporate assembly live in Norway. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

Statoil, Annual Report on Form 20-F 2014    121

7.6 Board of directors

Pursuant to Statoil's articles of association, the board of directors will consist of between nine and 11 members. The management is not represented on the board, and all shareholder representatives on the board are independent.

At present, Statoil's board of directors consists of 11 members. As required by Norwegian company law, the company's employees are entitled to be represented by three board members. There are no board member service contracts that provide for benefits upon termination of office. Statoil's board of directors has determined that, in its judgment, all of the shareholder representatives on the board are independent as defined by the Norwegian Code of Practice for Corporate Governance.

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

The board held eight ordinary board meetings and three extraordinary meetings in 2014. Average attendance at these board meetings was 95.6%.

Members of the board of directors as of 31 December 2014:

Svein Rennemo

Svein Rennemo

Born:  1947

Position:  Chair of the board and member of the board's compensation and executive development committee.

Term of office:  Chair of the board of Statoil ASA since 1 April 2008. Up for election in 2015.

Independent:  Yes

Other directorships:  Chair of the board of Tomra Systems ASA.

Number of shares in Statoil ASA as of 31 December 2014:  10,000

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

Other matters: In 2014, Svein Rennemo participated in seven ordinary board meetings, three extraordinary board meetings and seven meetings of the compensation and executive development committee.

Rennemo is a Norwegian citizen and resident in Norway.

Grace Reksten Skaugen

Grace Reksten Skaugen

Born:  1953

Position:  Deputy chair of the board and chair of the board's compensation and executive development committee.

Term of office:  Member of the board of Statoil ASA since 2002. Grace Reksten Skaugen has at an early point in time informed Statoil’s nomination committee that she does not wish to stand for re-election to Statoil’s board of directors in 2015. An election of a new candidate will be held at the corporate assembly meeting in March.

Independent:  Yes

Other directorships:  Chair of the board of the Norwegian Institute of Directors, Deputy chair of the board of Orkla ASA and a board member of the Swedish listed company Investor AB. Chair of the board of NAXS Nordic Access Buyout AS, a Danish subsidiary of the Swedish listed company Nordic Access Buyout Fund AB.
Number of shares in Statoil ASA as of 31 December 2014:  400
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

Other matters:  In 2014, Grace Reksten Skaugen participated in seven ordinary board meetings, one extraordinary board meeting and seven meetings of the compensation and executive development committee. Reksten Skaugen is a Norwegian citizen and resident in Norway.

122   Statoil, Annual Report on Form 20-F 2014

Bjørn Tore Godal

Bjørn Tore Godal

Born:  1945

Position: Member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Statoil ASA from 1 September 2010. Up for election in 2015.

Independent: Yes

Other directorships: Chairman of the Council of the Norwegian Defence University College (NDUC) , and member of the board of the Fridtjof Nansen Institute (FNI).

Number of shares in Statoil ASA as of 31 December 2014: None

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

Other matters: In 2014, Bjørn Tore Godal participated in eight ordinary board meetings, three extraordinary board meetings, seven meetings of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Godal is a Norwegian citizen and resident in Norway.

Jakob Stausholm

Jakob Stausholm

Born: 1968

Position: Member of the board and chair of the board's audit committee.

Term of office: Member of the board of Statoil ASA since July 2009. Up for election in 2015.

Independent:  Yes

Other directorships:  No

Number of shares in Statoil ASA as of 31 December 2014: 50,000

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

Other matters: In 2014, Jakob Stausholm participated in eight ordinary board meetings, three extraordinary board meetings and seven meetings of the audit committee. Stausholm is a Danish citizen and resident in Denmark.

Maria Johanna Oudeman

Maria Johanna Oudeman

Born:  1958

Position:  Member of the board and member of the board’s compensation and executive development committee.

Term of office: Member of the Board of Statoil ASA from 15 September 2012. Up for election in 2015.

Independent: Yes

Other directorships: Oudeman is a member of the boards of ABN Amro Group, Het Concertgebouw, Rijksmuseum, SHV Holdings and Royal TenCate.

Number of shares in Statoil ASA as of 31 December 2014: None

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

Other matters: In 2014, Marjan Oudeman participated in seven ordinary board meetings, three extraordinary board meetings, five meetings of the audit committee and three meetings of the compensation and executive development committee. Oudeman is a Dutch citizen and resident in the Netherlands.

Statoil, Annual Report on Form 20-F 2014    123

James Mulva

James Mulva

Born: 1946

Position: Member of the board and member of the board's audit committee.

Term of office: Member of the board of directors of Statoil ASA since 1 July 2013. Up for election in 2015.

Independent: Yes

Other directorships: James Mulva is a non-executive director of the American multinational automotive corporation General Motors Corporation and the multinational conglomerate corporation General Electric Company. He is also a director of Green Bay Packaging and Vice Chairman of M.D. Anderson Cancer Centre, Houston.

Number of shares in Statoil ASA as of 31 December 2014: None

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

Other matters: In 2014, James Mulva participated in eight ordinary board meetings, three extraordinary board meetings, two meetings of the safety, sustainability and ethics committee and two meetings of the audit committee. James Mulva is an American citizen and resident in Houston, Texas, USA.

Catherine Hughes

Catherine Hughes

Position: Member of the board and chair of the board's safety, sustainability and ethics committee .

Born: 1962

Term of office: Member of the board of directors of Statoil ASA since 1 July 2013. Up for election in 2015.

Independent: Yes

Other directorships: Member of the board of directors of the Canadian oilfield services company Precision Drilling

Corporation.

Number of shares in Statoil ASA as of 31 December 2014: 3,850 (American Depository Receipts)

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

Other matters: In 2014, Catherine Hughes participated in eight ordinary board meetings, three extraordinary board meetings, five meetings of the audit committee and two meetings of the safety, sustainability and ethics committee. Catherine Hughes is a Canadian/French citizen resident in Alberta, Canada.

Øystein Løseth

Øystein Løseth

Position: Member of the board and of the board's audit committee .

Born: 1958

Term of office: Member of the board of directors of Statoil ASA since 1 October 2014. Up for election in 2015.

Independent: Yes

Other directorships: Løseth was on 15 December 2014 elected as new chair of the board of Eidsiva Energi. The election will be effective 1 April 2015.

Number of shares in Statoil ASA as of 31 December 2014: None

Loans from Statoil: None

Experience: Since 2010, Løseth has been appointed as the CEO, and before that as a First Senior Executive Vice President since 2009, of Vattenfall AB. In the period 2003 – 2009, Løseth worked for NUON, the Dutch energy company, first as Division Managing Director, then as a Managing Director and the CEO, from 2005 and 2008 respectively. Prior to this, Løseth was the Head of Production, Business Development and R&D of Statkraft from 2002 to 2003. In addition, he has other extensive management experience from Statkraft and Statoil, within strategy and business development among others.

Education: Øystein Løseth graduated as M.Sc. from the Norwegian University of Science and Technology and as B.Sc. in Business Management from BI Norwegian School of Management in Bergen.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2014, Øystein Løseth participated in two ordinary board meetings, two extraordinary board meetings and two meetings of the audit committee. Øystein Løseth is a Norwegian citizen resident in Norway.

124   Statoil, Annual Report on Form 20-F 2014

Lill-Heidi Bakkerud

Lill-Heidi Bakkerud

Born: 1963.

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

Number of shares in Statoil ASA as of 31 December 2014: 330
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

Other matters: In 2014, Lill-Heidi Bakkerud participated in eight ordinary board meetings, three extraordinary board meetings and five meetings of the safety, sustainability and ethics committee. Bakkerud is a Norwegian citizen and resident in Norway.

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

Number of shares held in Statoil ASA as of 31 December 2014: 2,241

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

Other: In 2014, Ingrid di Valerio participated in eight ordinary board meetings, three extraordinary board meetings and seven meetings of the audit committee. Ingrid Di Valerio is a Norwegian citizen and resident in Norway.

Stig Lægreid

Stig Lægreid

Born: 1963

Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of directors of Statoil ASA from 1 July 2013. Up for election in 2015.

Independent: No

Other board directorships: Member of the executive committee of The Norwegian society for Engineers and Technologists (NITO) and NITO's negotiation committee for private sector

Number of shares held in Statoil ASA as of 31 December 2014: 1,519

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

Other: In 2014, Stig Lægreid participated in eight ordinary board meetings, three extraordinary board meetings and four meetings of the safety, sustainability and ethics committee. Stig Lægreid is a Norwegian citizen and resident in Norway.

In addition, there are five employee-elected deputy members of the board who attend board meetings in the event an employee-elected member of the board is unable to attend.

Statoil, Annual Report on Form 20-F 2014    125

7.6.1 Audit committee

The board of directors elects at least three of its members to serve on the board of directors' audit committee and appoints one of them to act as chair. The employee-elected members of the board of directors may nominate one audit committee member.

At year-end 2014, the audit committee members were Jakob Stausholm (chair), James Mulva, Øystein Løseth and Ingrid di Valerio (employee-elected board member).

The audit committee is a sub-committee of the board of directors, and its objective is to act as a preparatory body in connection with the board's supervisory roles with respect to financial reporting and the effectiveness of the company's internal control system. It also attends to other tasks assigned to it in accordance with the instructions for the audit committee adopted by the board of directors. The audit committee is instructed to assist the board of directors in its supervising of matters such as:

•          Monitoring the financial reporting process, including oil and gas reserves, fraudulent issues and reviewing the implementation of accounting principles and policies.

•          Monitoring the effectiveness of the company's internal control, internal audit and risk management systems.

•          Maintaining continuous contact with the statutory auditor regarding the annual and consolidated accounts.

•          Reviewing and monitoring the independence of the company's internal auditor and the independence of the statutory auditor, reference is made to the Norwegian Auditors Act chapter 4, and, in particular, whether services other than audits provided by the statutory auditor or the audit firm are a threat to the statutory auditor's independence.

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

The audit committee held seven meetings in 2014. There was 96.55 % attendance at the committee's meetings.

The board of directors has decided that a member of the audit committee, Jakob Stausholm, qualifies as an "audit committee financial expert", as defined in

Item 16A of Form 20-F. The board of directors has also concluded that Jakob Stausholm, James Mulva and Øystein Løseth are independent within the meaning of Rule 10A-3 under the Securities Exchange Act.

The committee's mandate is available at Statoil.com/auditcommittee.

126   Statoil, Annual Report on Form 20-F 2014

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

(2) to be informed about and advise the company's management in its work on Statoil's remuneration strategy for senior executive and in drawing up appropriate remuneration policies for senior executives; and

(3) to review Statoil's remuneration policies in order to safeguard the owners' long-term interests.

The committee consists of four board members. At year-end 2014, the committee members were Grace Reksten Skaugen (chair), Svein Rennemo, Bjørn Tore Godal and Marjan Oudeman. All of the committee members are independent, non-executive directors.

The committee held seven meetings in 2014 and attendance was 100%.

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

Statoil's board of directors has established a sub-committee dedicated to the areas of safety, sustainability and ethics. The safety, sustainability and ethics committee (the committee) is chaired by Catherine Hughes and the other members are Bjørn Tore Godal, Stig Lægreid (employee-elected board member) and Lill-Heidi Bakkerud (employee-elected board member).

In its business activities, Statoil is committed to comply with applicable laws and regulations and to act in an ethical, environmental, safe and socially responsible manner. The committee has been established to support our commitment in this regard, and it assists the board of directors in its supervision of the company's safety, sustainability and ethics policies, systems and principles with the exception of aspects related to “financial matters”.

Establishing and maintaining a committee dedicated to safety, sustainability and ethics is intended to ensure that the board of directors has a strong focus on and knowledge of these complex, important and constantly evolving areas. The committee acts as a preparatory body for the board of directors and, among other things, monitors and assesses the effectiveness, development and implementation of policies, systems and principles in the areas of safety, sustainability and ethics, with the exception of aspects related to “financial matters”.

The committee held five meetings in 2014, and attendance was 90%.

For a more detailed description of the objective, duties and composition of the committee, please see the instructions for the committee available at  Statoil.com/hseethicscommittee.

Statoil, Annual Report on Form 20-F 2014    127

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

Pursuant to Norwegian company law, Statoil's board of directors consists of members elected by shareholders and employees. Statoil's board of directors has determined that, in its judgment, all of the shareholder-elected directors are independent. In making its determinations of independence, the board focuses on there not being any conflicts of interest between shareholders, the board of directors and the company's management, but it does not explicitly take into consideration the NYSE's five specific tests. The directors elected from among Statoil's employees would not be considered independent under the NYSE rules because they are employees of Statoil. None of the employee-elected directors is an executive officer of the company.

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

Statoil does not have a nominating/corporate governance sub-committee formed from its board of directors. Instead, the roles prescribed for a nominating/corporate governance committee under the NYSE rules are principally carried out by the corporate assembly and the nomination committee which is elected by the general meeting of shareholders. NYSE rules require the compensation committee of US companies to comprise independent directors under the NYSE rules, recommend senior management remuneration and make a determination on the independence of advisors when engaging them. Statoil, as foreign private issuer, is exempt from complying with these rules and is permitted to follow its home country regulations. Statoil considers all its compensation committee members to be independent, cf. the discussion on director independence above. Statoil's compensation committee makes recommendations to the board about management remuneration, including that of the CEO's. The compensation committee assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. Also, the nomination committee recommends to the general meeting of shareholders the candidates and remuneration of the corporate assembly and the nomination committee.

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

128   Statoil, Annual Report on Form 20-F 2014

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

Members of Statoil's corporate executive committee as of 31 December 2014:

Eldar Sætre, President and CEO

Eldar Sætre

Born: 1956

Position:  President and chief executive officer of Statoil ASA since 15 October 2014.

External offices:  Member of the board of Strømberg Gruppen AS and Trucknor AS.

Number of shares in Statoil ASA as of 31 December 2014:  29,163

Loans from Statoil:  None
Experience:  Joined Statoil in 1980. Executive vice president and CFO from October 2003 until December 2010. Executive vice president for Marketing, Processing and Renewables (MPR) from 2011 until 2014.

Education:  MA in business economics from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

Family relations: No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters: Eldar Sætre is a Norwegian citizen and resident in Norway.

Torgrim Reitan, Chief financial officer

Torgrim Reitan

Born: 1969
Position: Executive vice president and chief financial officer (CFO) of Statoil ASA since 1 January 2011.

External offices: None

Number of shares in Statoil ASA as of 31 December 2014: 24,030

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
Other matters: Torgrim Reitan is a Norwegian citizen and resident in Norway.

Lars Christian Bacher, Executive vice president Development and Production International

Lars Christian Bacher

Born:  1964
Position:  Executive vice president since 1 September 2012.
External offices: None

Number of shares in Statoil ASA as of 31 December 2014: 21,422
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

William Maloney, Executive vice president Development and Production North America.

William Maloney

Born: 1955
Position:  Executive vice president since 1 January 2011.

External offices:  Corporate advisory board (AAPG) & API board member. Member of the National Petroleum Council (NPC) in the US.
Number of shares in Statoil ASA as of 31 December 2014:  43,700 (American Depository Receipts)

Loans from Statoil:  None

Experience: Held the position of senior vice president for global exploration in International Operations in Statoil from 2002 to 2008. He had a sabbatical period from Statoil from January 2009 until September 2010. He held managerial positions in Shell, Davis Petroleum Corp and Texaco between 1981 and 2002.

Education: Master of science degree in geology from Syracuse University.

Family relations: No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters:  William Maloney is an American citizen and resident in the United States.

Statoil, Annual Report on Form 20-F 2014    129

John Knight, Executive vice president Global Strategy and Business Development

John Knight
Born: 1958

Position: Executive vice president since 1 January 2011.

External offices: Member of the advisory board of the Columbia University Center on Global Energy Policy in New York.

Numbers of shares in Statoil ASA as of 31 December 2014: 71,046

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

Other matters:  John Knight is a British citizen and resident in England.

Tim Dodson. Executive vice president, Exploration

Tim Dodson
Born: 1959
Position: Executive vice president since 1 January 2011.

External offices: None
Number of shares in Statoil ASA as of 31 December 2014: 23,982

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

Margareth Øvrum. Executive vice president Technology, Projects and Drilling

Margareth Øvrum

Born: 1958

Position:  Executive vice president since September 2004.

External offices:  Member of the board of Atlas Copco AB.

Number of shares in Statoil ASA as of 31 December 2014: 37,284

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

130   Statoil, Annual Report on Form 20-F 2014

Tor Martin Anfinnsen, Acting executive vice president Marketing, Processing and renewable energy

Tor Martin Anfinnsen

Born: 1960

Position: Acting executive vice president since 16 October 2014.

External offices: None.

Number of shares in Statoil ASA as of 31 December 2014: 8,747

Loans from Statoil ASA: None

Experience: Various positions in Mobil Exploration and Forenede Finans. Joined Statoil in 1991. He has subsequently held several central management positions in the downstream operations of Statoil ASA.

Education: Master of science degree from the Heriot Watt University, Edinburgh.

Family relations: No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters: Tor Martin Anfinnsen is a Norwegian citizen and resident in Norway.

Arne Sigve Nylund, Executive vice president Development and production Norway

Arne Sigve Nylund

Born: 1960

Position: Executive vice president since 1 January 2014.

External offices: Member of the board of directors of The Norwegian Oil & Gas Association (Norsk Olje & Gass).

Number of shares in Statoil ASA as of 31 December 2014: 6,859

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

Family relations: No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters: Arne Sigve Nylund is a Norwegian citizen and is resident in Norway.

Statoil, Annual Report on Form 20-F 2014    131

7.9 Compensation paid to governing bodies

This section describes the compensation paid to the board of directors, the corporate executive committee and the corporate assembly.

In 2014, aggregate compensation totalling NOK 1,022,623 was paid to the members of the corporate assembly, NOK 5,843,000 to the members of the board of directors and NOK 68,487,000 to the members of the corporate executive committee (all in rounded figures).

Detailed information about the individual compensation paid to the members of the board of directors and members of the corporate executive committee in 2014 is provided in the tables below.

Board of directors remuneration in 2014
Members of the board (in NOK thousand)	Board remuneration	Audit committee	Compensation committee	HSEE committee	Total remuneration

Svein Rennemo	709	-	82	-	790
Grace Reksten Skaugen	452	-	123	-	575
Jakob Stausholm	361	200	-	-	562
Bjørn Tore Godal	361	-	82	123	566
Lill Heidi Bakkerud	361	-	-	82	443
Maria Johanna Oudeman	466	96	46	-	609
Catherine Hughes	545	96	-	21	662
James Mulva	482	33	-	61	576
Stig Lægreid	361	-	-	82	443
Øystein Løseth*	93	33	-	-	126
Ingrid Elisabeth di Valerio	361	130	-	-	491

Total	4,553	589	333	368	5,843

* Member from 1 October 2014

132   Statoil, Annual Report on Form 20-F 2014

Management remuneration in 2014 (in NOK thousand) 1)
	Fixed remuneration
Members of corporate executive committee	Fixed pay 3)	LTI 4), 6)	Annual variable pay 7)	Taxable benefits in kind	Taxable compensation	Non-taxable benefits in kind	Estimated pension cost 8)	Estimated present value of pension obligation 4), 9), 10)

Lund Helge 4), 5), 9)	5,640	2,165	0	249	8,054	199	6,008	73,944
Reitan Torgrim 9)	3,283	761	1,066	126	5,237	0	879	16,339
Bacher Lars Christian 9)	3,256	739	1,034	363	5,393	428	685	15,879
Dodson Timothy	3,496	803	1,124	175	5,597	313	1,343	32,689
Øvrum Margareth	3,779	867	1,457	250	6,352	98	1,349	48,701
Nylund Arne Sigve 5)	2,984	725	1,421	108	5,239	0	773	26,646
Sætre Eldar - CEO 5)	1,370	0	689	35	2,094	0	989	46,769
Sætre Eldar - MPR	2,685	858	901	143	4,588	0	0	0
Anfinnsen Tor Martin 5)	817	0	239	90	1,147	0	234	22,196
Maloney William 2), 8)	4,333	2,167	2,167	960	9,627	166	713	0
Knight John 2), 3)	7,132	2,845	2,845	1,133	13,955	0	0	0

Helge Lund has received salary and benefits that amounts to NOK 1.8 million in 2014 after his resignation as chief executive officer.

1)       All figures in the table for 2014 and 2013 are presented on accrual basis, in compliance with the statement presented by The Financial Supervisory Authority of Norway in December 2014. This is a change in reporting of the remuneration figures from previous years.

2)       William Maloney and John Knight's remuneration is in local currency US Dollar and British Pound, respectively. The figures in the table are presented in NOK, using average currency rates in 2014. The change in currency rates during the year, such as strengthening of USD and GBP versus NOK, impacts the development from 2013 to 2014.

3)       Fixed pay consist of base salary, holiday allowance and any other administrative benefits. The figures are presented on accrual basis. John Knight's fixed pay also includes a cash supplement that replaces his defined contribution pension plan in 2014.

4)       Helge Lund resigned from his position as CEO of Statoil 15 October 2014. The pension liability listed in the table above represents the estimated present value of his pension obligation as of 31 December 2014. The increase to the Estimated present value of pension obligation is mainly due to changes in actuarial assumptions. In line with the company’s LTI policy, resignation during the lock-in period is regarded as a non-fulfilment of the LTI obligations. Following his resignation Helge Lund is obliged to pay back to Statoil a total of NOK 5.1 million, calculated based on the value of the locked shares acquired under the LTI program.

5)         Following Helge Lund’s resignation, Eldar Sætre resumed role as acting CEO with immediate effect on 15 October 2014, and Tor Martin Anfinnsen replaced Eldar Sætre as acting executive vice president for MPR. Arne Sigve Nylund replaced Øystein Michelsen from January 2014.

6)       The fixed long-term incentive (LTI) element implies an obligation to invest the net amount in Statoil shares. A lock-in period of 3 years applies for the investment. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Statoil ASA. Members of the corporate executive committee employed by non-Norwegian subsidiaries have an LTI scheme deviating from the model used in the parent company. A net amount equivalent to the annual variable pay is used for purchasing Statoil shares, and the figures are presented on accrual basis.

7)       Annual variable pay includes holiday allowance, and is presented on accrual basis.

8)         Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2013 and is recognised as pension cost in the Statement of income for 2014. Payroll tax is not included.  William Maloney is employed by a non-Norwegian entity and his pension cost reflects the payment under the entity's defined contribution plan made in 2014.

9)       Torgrim Reitan and Lars Christian Bacher will be transferred to a defined contribution plan from 1 April 2015, and the Estimated present value of pension obligation per 31 December 2014 reflects this change. Estimated present value of pension obligation related to Helge Lund, Torgrim Reitan and Lars Christian Bacher, are based on the estimated value of paid-up policies and rights letters to be issued in 2015, related to Helge Lund's resignation and the termination of Torgrim Reitan and Lars Christian Bacher's  defined benefit pension plan. Estimated present value of pension obligation for the rest of the members of the corporate executive committee employed by Statoil ASA, are presented with a defined benefit obligation.

10)   The increases in Estimated present value of pension obligation for the CEC members not mentioned in foot note 9), are due to changes to the actuarial assumptions.

Statoil, Annual Report on Form 20-F 2014    133

Management remuneration in 2013 (in NOK thousand) 1)
	Fixed remuneration
Members of corporate executive committee	Fixed pay 3)	LTI 5)	Annual variable pay 6)	Taxable benefits in kind	Taxable compensation	Non-taxable benefits in kind	Estimated 4), 7) pension cost	Estimated present value of pension obligation 4)

Lund Helge 4)	7,234	2,112	3,677	669	13,692	503	5,413	56,362
Reitan Torgrim	3,012	689	1,255	133	5,090	-	627	16,257
Sjøblom Tove Stuhr 8)	194	-	-	16	210	16	684	18,870
Bacher Lars Christian	3,188	671	1,015	366	5,240	427	711	15,425
Dodson Timothy	3,321	750	1,553	139	5,763	318	972	24,792
Øvrum Margareth	3,627	840	1,448	194	6,110	108	1,103	43,166
Michelsen Øystein	3,419	838	-	334	4,591	191	834	35,993
Sætre Eldar	3,422	838	1,195	367	5,823	-	1,003	42,360
Maloney William 2)	4,101	2,352	2,352	786	9,590	159	627	-
Knight John 2)	5,170	3,065	3,065	753	12,053	-	1,034	-

1)       All figures in the table for 2014 and 2013 are presented on accrual basis, in compliance with the statement presented by The Financial Supervisory Authority of Norway in December 2014. This is a change in reporting of the remuneration figures from previous years, and the figures may differ from previous reporting.

2)       William Maloney and John Knight's remuneration is based in local currency US Dollar and British Pound, respectively. The figures in the table are presented in NOK value, using average currency rates in 2013.

3)       Fixed pay consists of base salary, holiday allowance and any other administrative benefits. The figures are presented on accrual basis and differ from previous reporting.

4)       The Estimated pension cost and Estimated present value of pension obligation related to Helge Lund have been adjusted compared to previous year’s estimates, based on an updated accounting assessment related to the profile of his existing pension plan.

5)       The fixed long-term incentive (LTI) element implies an obligation to invest the net amount in Statoil shares. A lock-in period of 3 years applies for the investment. The LTI element is presented the year it is granted for the members of the Corporate Executive Committee employed by Statoil ASA. Members of the Corporate Executive Committee employed by non-Norwegian subsidiaries have an LTI scheme deviating from the model used in the parent company. A net amount equivalent to the annual variable pay is used for purchasing Statoil shares, and the figures are presented on accrual basis and differ from previous reporting.

6)       The figures related to Annual variable pay for 2013 are presented on accrual basis including holiday allowance and differ from previous reporting.

7)       Estimated Pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2012 and is recognised as pension cost in the Statement of income for 2013. Payroll tax is not included. Members of the corporate executive committee employed by non-Norwegian subsidiaries have a defined contribution plan.

8)       Tove Stuhr Sjøblom left Statoil's corporate executive committee 1 February 2013

Statement on remuneration and other employment terms for Statoil's Corporate Executive Committee

Pursuant to the Norwegian Public Limited Liability Companies Act, section 6-16 a, the board will present the following statement regarding remuneration of Statoil’s Corporate Executive Committee to the 2015 Annual General Meeting.

1. Remuneration policy and concept for the accounting year 2015

1.1 Policy and principles

In general the company’s established remuneration principles and concepts will be continued in the accounting year 2015. As described in section 1.2 the general pension scheme in the parent company has been changed. The changes will be implemented in 2015.

The remuneration concept is an integrated part of our values based performance framework. It has been designed to:

•       reflect our global competitive market strategy and local market conditions

•       strengthen the common interests of employees in the Statoil group and its shareholders

•       be in accordance with statutory regulations and good corporate governance

•       be fair, transparent and non-discriminatory

•       reward and recognise delivery and behaviour equally

•       differentiate on the basis of responsibilities and performance

•       reward both short- and long-term contributions and results

134   Statoil, Annual Report on Form 20-F 2014

1.2 The remuneration concept for the corporate executive committee

Statoil's remuneration concept for the corporate executive committee consists of the following main elements:

•       Fixed remuneration (base salary and long-term incentive LTI)

•       Variable pay

•       Benefits (primarily pension, insurance and share savings plan)

Fixed remuneration consists of base salary and an LTI programme. Statoil will continue the established LTI system in the form of fixed compensation with an obligation to invest in Statoil shares for a limited number of senior executives and key professional positions. The purpose of the LTI scheme is alignment with shareholder interests and retention. Members of the corporate executive committee are included in the scheme.

The only variable pay element for parent company executives is the annual variable pay scheme which has a maximum potential of 50% of the fixed remuneration. The company's performance based variable pay concept will be continued in 2015.

The main benefit programmes applicable to senior executives are the general pension scheme, the insurance scheme and the employee share savings plan. Statoil has decided to implement a defined contribution scheme as the new general pension scheme. With the exception of employees who are 15 years or less from regular retirement age or who have the defined benefit scheme included in their individual agreements, all employees will be transferred to the new scheme. The employees exempted from transfer will retain the defined benefit scheme.

Deviations from the general principles outlined below pertaining to two members of the corporate executive committee, implemented with effect as of 1 January 2011, are described in section 3.1 below. These deviations have also been described in previous Statements on remuneration and other employment terms for Statoil’s corporate executive committee.

Statoil, Annual Report on Form 20-F 2014    135

The main elements of Statoil's executive remuneration are described in more detail in the table below.

Main Elements - Statoil Executive Remuneration
Remuneration Element	Objective	Award level	Performance criteria
Base Salary	Attract and retain the right high-performing individuals providing competitive but not market-leading terms.	We offer base salary levels which are aligned with the individual's responsibility and performance at a level which is competitive in the markets in which we operate.	The evaluation of performance is based on the fulfilment of pre-defined goals; see “Annual Variable Pay" below. The base salary is normally subject to annual review
Long-Term Incentive (LTI)	Strengthen the align- ment of top manage- ment and shareholder interests and retention of key employees.

The LTI system is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20 – 30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period and then released for the participant’s disposal. Deviations applicable for executive vice presidents employed outside the parent company are described in section 3.1 below.

In Statoil ASA, LTI is a fixed remuneration element. Participation in the long-term incentive (LTI) scheme and the size of the annual LTI element are reflective of the level and impact of the position and not directly linked to the incumbent’s performance.

Annual Variable Pay	Drive and reward individuals for annual achievement of busi- ness objectives and behaviour goals.

The chief executive officer is entitled to an annual variable pay ranging from 0 – 50 % of his fixed remuneration. Target  value is 25%.

Correspondingly, the executive vice presidents have an annual variable pay scheme with a pay-out in the range of 0 – 40%. Target value is 20%.

Deviations applicable for executive vice presidents employed outside the parent company are described in section 3.1 below. The deviations will also apply in 2015.

Achievement of annual performance goals (delivery and behaviour), in order to create long-term and sustainable shareholder value. A balanced scorecard covering goals related to our five strategic objectives (People and organisation, Health, safety and environment, Operations, Market and Finance) are measured and assessed along with individual behaviour goals.

 Developments to the performance management system in Statoil will be implemented for the chief executive officer and executive vice presidents in 2015. Further details in section 2.1 below.

Pension & Insurance Schemes	Provide competitive postemployment and other benefits.

The new general occupational pension plan is a defined contribution scheme with a contribution level of 7% /22% below/above 7.1 G. The defined benefit scheme will be retained by a grandfathered group of employees. The benefit scheme has a pension level amounting to 66 percent of the pensionable salary conditional on a minimum of 30 years of service. Pension from the national insurance scheme is taken into account when estimating the pension. In order to draw a full pension from Statoil’s defined benefit scheme the employment with the company needs to be maintained until the pensionable age.

N/A
Employee Share Savings Plan	Align and strengthen employee and share- holder interests and remunerate for long term commitment and value creation.	Offer to purchase Statoil shares in the market limited to 5% of annual base salary.	If shares are kept for two calendar years of continued employment, the participants will be allocated bonus shares proportionate to their purchase.

[1] Target value reflects fully satisfactory goal achievement

1.3 Pension and insurance schemes

The pension schemes for members of the corporate executive committee, including the chief executive officer, constitute supplementary individual agreements to the company’s general pension plans.

The chief executive officer and one of the executive vice presidents have individual pension terms according to a previous standard arrangement implemented in October 2006. Subject to specific terms those executives are entitled to a pension amounting to 66 per cent of pensionable salary and a retirement age of 62. When calculating the number of years of membership in Statoil’s general pension plan, these agreements grant the right to an extra contribution time corresponding to half a year of extra membership for each year the individual has served as executive vice president.

In addition, two members of the corporate executive committee have individually agreed retirement age of 65 and an early retirement pension level amounting to 66 % of pensionable salary.

The individual pension terms for executive vice presidents outlined above are results of commitments according to previous established agreements.

136   Statoil, Annual Report on Form 20-F 2014

Following a board decision 7 February 2012, the company’s standard pension arrangements for executive vice presidents deviating from Statoil ASA’s general pension plan have been discontinued and have not been applied for new appointments to the corporate executive committee.

Pension accruals for pensionable salary above 12 times the national insurance basic amount (G) are recognised as an unfunded defined benefit pension plan, i.e. not funded in a separate legal entity.

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents’ benefits in accordance with Statoil’s general pension plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Statoil.

One of the executive vice presidents employed outside the parent company has a defined contribution scheme with 16 % in contribution in accordance with the framework established in the local employment company. The pension contribution is paid into a separate legal entity.

1.4 Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months’ salary, commencing at the time of expiry of a six months’ notice period, when the resignation is at the request from the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer  or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer’s / executive vice president’s own notice will not instigate any severance payment.

1.5 Other benefits

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

1.6 Terms and conditions for new President and Chief Executive Officer Eldar Sætre

Effective 4 February 2015 Statoil’s board of directors appointed Eldar Sætre as new President and Chief Executive Officer of Statoil, following an acting period since October 15 2014. The chief executive officer’s annual base salary compensation is NOK 5,700,000 and an additional fixed remuneration element of NOK 2,000,000. Only the base salary is included in the pensionable income. The chief executive officer will participate in an annual variable pay scheme with a target level of 25%, and participation to the Company’s 2015 LTI scheme with a value of 30% (gross) of base salary. The pension terms remain unchanged according to previously established pension agreement, as described in section 1.3 above.

2. Performance management, assessment and results essential for variable pay for 2014

Individual salary and annual variable pay reviews are based on the performance evaluation in our performance management system.

Performance is evaluated in two dimensions; business delivery and behaviour. Behaviour goals are based on our core values and leadership principles and address the behaviour required and expected in order to achieve our delivery goals. Business delivery is defined through the company’s performance framework “Ambition to Action”, which addresses strategic objectives, KPIs and actions across the five perspectives; People and Organisation, HSE, Operations, Market and Finance. Generally, Statoil believes in setting ambitious targets to inspire and drive strong performance.

In 2014, the main objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.

Statoil, Annual Report on Form 20-F 2014    137

Strategic objectives		2014 result assessment
People and organisation	The strategic objectives and actions address global capabilities.	Statoil’s organisational efficiency programme portfolio delivered efficiency gains in 2014.
HSE	The strategic objectives and actions address safety, security and sustainability.

The positive trend for the serious incident frequency continued and is at its lowest level ever. There were no serious well incidents, whereas the number of oil and gas leakages is still too high. The Security improvement programme is being implemented according to plan. Total CO2 reduction was better than the set targets.

Operations	The strategic objectives and actions address reliable and cost-efficient operations, and value-driven technology development.

Production regularity improved significantly and production came in above target. Unit production cost remained in the targeted first quartile set against an industry peer group. Unit finding cost increased and ended above target.

Market	The strategic objectives and actions address stakeholder trust, value chain optimisation and an exploration driven resource strategy.

Exploration results were lower than in the record year 2013 and below the target. The company added 540 million barrels of oil equivalents from exploration and the organic reserve replacement ratio (RRR) was around 1. Downstream results ended well above targets.

Finance	The strategic objectives address shareholder return, financial robustness and cost & capital discipline.

Total Shareholder Return (TSR) ended in the fourth quartile, while RoACE was in the second quartile. Both KPI’s are measured against an industry peer group. The efficiency improvement programmes launched to improve performance are on track.

Board assessment of the CEO’s performance. In its assessment of the chief executive officer’s performance, and consequently his merit adjustment and annual variable pay for 2014, the board has put emphasis on the improvements within HSE, a solid delivery on production efficiency and progress on the improvement programmes. However, both the relative TSR and RoAce were below target in 2014 and have affected the board’s evaluation of the performance. Eldar Sætre is assessed for his performance as chief executive officer in the fourth quarter of 2014, whilst as executive vice president Marketing, Processing and Renewable energy (MPR) for the first three quarters of 2014.

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

2.1 Developments to the Performance Management model

To increase the focus on key deliveries in Statoil’s performance management system, and further strengthen the link between company results and individual reward, developments to the concept will be implemented for the Corporate Executive Committee in 2015.

The Business Delivery part of the performance management model will be adjusted to give a stronger emphasis on actual end results and output oriented parameters. This adjustment will have direct impact on remuneration for the executives, as achievement on these parameters will be linked directly to their variable reward. However, the principle of weighting delivery and behaviour equally (50/50) is still maintained.

3. Execution of the remuneration policy and principles in 2014

3.1 Deviations from the Statement on Executive remuneration 2014

Two members of the executive committee had variable pay schemes deviating from the description in section 1.2 above. The individuals in question are employed by Statoil Gulf Services LLC in Houston and Statoil Global Employment Company Ltd. in London. These schemes entail a framework for variable pay of 75-100% of the base salary for each of the elements (annual variable pay and LTI) is performance based. The contracts also include a provision for severance payment of 12 months’ base salary.

The board’s overall assessment is that the extended framework implemented with effect from 1 January 2011 for the variable pay schemes for these executives is in alignment with the market, but not market leading for positions at this level at the respective locations.

3.2 Changes to the Corporate Executive Committee

Effective 1 January 2014 Arne Sigve Nylund assumed responsibilities as executive vice president for Development and Production Norway, succeeding Øystein Michelsen. Following Statoil president and chief executive officer Helge Lund’s resignation, the board appointed Eldar Sætre as acting chief executive officer  effective 15 October 2014.  Tor Martin Anfinnsen was appointed acting executive vice president for MPR, succeeding Eldar Sætre.

138   Statoil, Annual Report on Form 20-F 2014

3.3 Changes to the individual terms in 2014

The pension terms for one of the executive vice presidents employed outside the parent company was changed effective 1 January 2014. In lieu of participating in the subsidiary’s at any time prevailing defined contribution pension scheme, the executive vice president will be paid a monthly cash supplement. The monthly cash supplement will be calculated on the basis of 20% of the Executive Vice President’s base salary (being the contribution the subsidiary would have made to the defined contribution pension scheme) less the at any time prevailing Employer National Insurance Contribution.

Following president and chief executive officer Helge Lund’s resignation a termination agreement was entered into. Helge Lund’s termination date was 9 February 2015. Helge Lund received base salary and benefits compensation up until this date, and did not receive variable pay for the performance year 2014. The LTI scheme and Share Saving Plan was closed in accordance with the company policy. The company issued a paid-up policy and pension right letters for his pension accruals, in accordance with his individual pension agreement.

The individual terms for Eldar Sætre as acting in the position as President and chief executive officer of Statoil ASA (in the period from 15 October 2014 to 3 February 2015), involved an annual base salary compensation of NOK 5,700,000. Furthermore it included participation in an annual variable pay scheme with a target level of 25%, and participation to the company’s 2015 LTI scheme with a value of 30% (gross) of base salary. Other terms and conditions were unchanged.

3.4 Impact of the revised Government Guidelines of 13 February 2015 for executive remuneration

In general, the revisions to the Guidelines will further limit the company’s flexibility in offering competitive executive terms and conditions. In 2015 we will execute an assessment to address the implications of the revised guidelines with due regard to the “comply or explain” principle.

4. The decision-making process

The decision-making process for implementing or changing remuneration policies and concepts, and the determination of salaries and other remuneration for corporate executive committee, are in accordance with the provisions of the Norwegian public limited liability companies act sections 5-6 and 6-16 a and the board’s rules of procedure. The board’s rules of procedure are available at www.statoil.com/board.

The board of directors has appointed a designated compensation and executive development committee. The compensation and executive development committee is a preparatory body for the board. The committee’s main objective is to assist the board of directors in its work relating to the terms of employment for Statoil’s chief executive officer and the main principles and strategy for the remuneration and leadership development of our senior executives. The board of directors determines the chief executive officer’s salary and other terms of employment.

The compensation and executive development committee answers to the board of Statoil ASA for the performance of its duties. The work of the committee in no way alters the responsibilities of the board of directors or the individual board members.

For further details about the roles and responsibilities of the compensation and executive development committee, please refer to the committee's instructions available at www.statoil.com/compensationcommittee.

A complete statement on remuneration and other employment terms for Statoil's corporate executive committee is also available at Statoil.com

Statoil, Annual Report on Form 20-F 2014    139

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

	As of 31 December	As of 12 March
Ownership of Statoil shares (including share ownership of «close associates»)	2014	2015

Members of the corporate executive committee
Eldar Sætre	29,163	29,986
Torgrim Reitan	24,030	24,836
Margareth Øvrum	37,284	38,435
Lars Christian Bacher	21,422	22,417
Tim Dodson	23,982	24,873
William Maloney	43,700.13*	44,880.02*
John Knight	71,046	72,639
Arne Sigve Nylund	6,859	6,859
Tor Martin Anfinnsen**	8,747	9,448

Members of the board of directors
Svein Rennemo	10,000	10,000
Grace Reksten Skaugen	400	400
Bjørn Tore Godal	0	0
Jakob Stausholm	50,000	50,000
Maria Johanna Oudeman	0	0
James Mulva	0	0
Catherine Hughes	3850*	8 850*
Øystein Løseth***	0	0
Lill-Heidi Bakkerud	330	330
Ingrid Elisabeth di Valerio	2,241	2,495
Stig Lægreid	1,519	1,519

* American Depository Receipts (ADR).
** Tor Martin Anfinnsen has been member of the Corporate Excecutive comittee since 16 October 2014.
*** Øystein Løseth has been board member since 1 October 2014.

Individually, each member of the corporate assembly owned less than 1% of the outstanding Statoil shares as of 31 December 2014 and as of 12 March 2015. In aggregate, members of the corporate assembly owned a total of 15,357 shares as of 31 December 2014 and a total of 15,875 shares as of 12 March 2015. Information about the individual share ownership of the members of the corporate assembly is presented in the section Corporate governance - Corporate assembly.

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

140   Statoil, Annual Report on Form 20-F 2014

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

The audit committee evaluates and makes a recommendation to the board of directors, the corporate assembly and the general meeting of shareholders regarding the choice of independent auditor. The committee is responsible for ensuring that the independent auditor meets the requirements in Norway and in the countries where Statoil is listed. The independent auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

The audit committee considers all reports from the independent auditor before they are considered by the board of directors. The audit committee holds regular meetings with the independent auditor without the company's management being present.

The audit committee's policies and procedures for pre-approval

In its instructions for the audit committee, the board of directors has delegated authority to the audit committee to pre-approve assignments to be performed by the independent auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's pre-approval of assignments to be performed by the independent auditor.

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

Remuneration of the independent auditor in 2014

In the annual consolidated financial statements and in the parent company's financial statements, the independent auditor's remuneration is split between the audit fee and the fee for audit-related and other services. The chair presents the breakdown between the audit fee and the fee for audit-related and other services to the annual general meeting of shareholders.

The following table sets out the aggregate fees related to professional services rendered by Statoil's principal accountant KPMG AS, for the fiscal year 2014, 2013 and 2012 (from 15 May), and Ernst & Young for the fiscal year 2012 (until 15 May 2012.)

Auditor's remuneration	For the year ended 31 December
(in NOK million, excluding VAT)	2014	2013	2012

Audit fees KPMG (principal accountant as from 15 May 2012)	45	38	22
Audit fees Ernst & Young	0	0	22
Audit-related fees (KPMG)	8	8	9
Tax fees (KPMG)	0	0	2
Other service fee (KPMG)	0	0	2

Total	53	46	57

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

In addition to the figures in the table above, the audit fees and audit-related fees relating to Statoil operated licences paid to KPMG and Ernst & Young (until 15 May 2012) for the years 2014, 2013 and 2012 amounted to NOK 6 million, NOK 6 million and NOK 7 million, respectively.

Statoil, Annual Report on Form 20-F 2014    141

7.12 Controls and procedures

This section describes controls and procedures relating to our financial reporting.

Evaluation of disclosure controls and procedures

The management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by the Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at a reasonable level of assurance.

In order to facilitate the evaluation, the disclosure committee reviews material disclosures made by Statoil for any errors, misstatements and omissions. The disclosure committee is chaired by the chief financial officer. It consists of the heads of investor relations, accounting and financial compliance, tax and the general counsel and it may be supplemented by other internal and external personnel. The head of the internal audit is an observer at the committee's meetings.

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

The management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the management has concluded that Statoil's internal control over financial reporting as of 31 December 2014 was effective.

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

The effectiveness of internal control over financial reporting as of 31 December 2014 has been audited by KPMG AS, an independent registered public accounting firm that also audits the consolidated financial statements included in this annual report. Their audit report on the internal control over financial reporting is included in section 8 in the consolidated financial statements in this report.

Changes in internal control over financial reporting

During 2014, Statoil has implemented the COSO 2013 framework. The work done to support compliance included a mapping of the COSO principles and focus points to Statoil control activities and governing documentation.

No changes occurred in our internal control over financial reporting during the period covered by Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

142   Statoil, Annual Report on Form 20-F 2014

8 Consolidated financial statements Statoil

CONSOLIDATED STATEMENT OF INCOME
		Full year
		2014	2013	2012
(in NOK billion)	Note		(restated*)	(restated*)

Revenues		606.8	616.6	700.5
Net income from associated companies		(0.3)	0.1	1.7
Other income	4	16.1	17.8	16.0

Total revenues and other income	3	622.7	634.5	718.2

Purchases [net of inventory variation]		(301.3)	(306.9)	(362.2)
Operating expenses		(72.9)	(74.1)	(60.8)
Selling, general and administrative expenses		(7.3)	(7.8)	(10.0)
Depreciation, amortisation and net impairment losses	11, 12	(101.4)	(72.4)	(60.5)
Exploration expenses	12	(30.3)	(18.0)	(18.1)

Net operating income	3	109.5	155.5	206.6

Net financial items	8	(0.0)	(17.0)	0.1

Income before tax		109.4	138.4	206.7

Income tax	9	(87.4)	(99.2)	(137.2)

Net income		22.0	39.2	69.5

Attributable to equity holders of the company		21.9	39.9	68.9
Attributable to non-controlling interests		0.1	(0.6)	0.6

Basic earnings per share (in NOK)	10	6.89	12.53	21.66
Diluted earnings per share (in NOK)	10	6.87	12.50	21.60

* Related to a change in significant accounting policies in 2014, see note 2 Significant accounting policies.

Statoil, Annual Report on Form 20-F 2014    143

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
		Full year
(in NOK billion)	Note	2014	2013	2012

Net income		22.0	39.2	69.5

Actuarial gains (losses) on defined benefit pension plans	19	(0.0)	(5.9)	5.5
Income tax effect on income and expense recognised in OCI		0.9	1.5	(1.5)
Items that will not be reclassified to statement of income		0.9	(4.4)	4.0

Foreign currency translation differences		41.6	22.9	(11.9)
Items that may be subsequently reclassified to statement of income		41.6	22.9	(11.9)

Other comprehensive income		42.5	18.5	(7.9)

Total comprehensive income		64.5	57.7	61.6

Attributable to the equity holders of the company		64.4	58.3	61.0
Attributable to non-controlling interests		0.1	(0.6)	0.6

144   Statoil, Annual Report on Form 20-F 2014

CONSOLIDATED BALANCE SHEET
		At 31 December
(in NOK billion)	Note	2014	2013

ASSETS
Property, plant and equipment	11	562.1	487.4
Intangible assets	12	85.2	91.5
Investments in associated companies		8.4	7.4
Deferred tax assets	9	12.9	8.2
Pension assets	19	8.0	5.3
Derivative financial instruments	25	29.9	22.1
Financial investments	13	19.6	16.4
Prepayments and financial receivables	13	5.7	8.5

Total non-current assets		731.7	646.8

Inventories	14	23.7	29.6
Trade and other receivables	15	83.3	81.8
Derivative financial instruments	25	5.3	2.9
Financial investments	13	59.2	39.2
Cash and cash equivalents	16	83.1	85.3

Total current assets		254.8	238.8

Total assets		986.4	885.6

EQUITY AND LIABILITIES
Shareholders’ equity		380.8	355.5
Non-controlling interests		0.4	0.5

Total equity	17	381.2	356.0

Finance debt	18, 22	205.1	165.5
Deferred tax liabilities	9	71.5	71.0
Pension liabilities	19	27.9	22.3
Provisions	20	117.2	101.7
Derivative financial instruments	25	4.5	2.2

Total non-current liabilities		426.2	362.7

Trade and other payables	21	100.7	95.6
Current tax payable		39.6	52.8
Finance debt	18	26.5	17.1
Dividends payable	17	5.7	0.0
Derivative financial instruments	25	6.6	1.5

Total current liabilities		179.0	166.9

Total liabilities		605.2	529.6

Total equity and liabilities		986.4	885.6

Statoil, Annual Report on Form 20-F 2014    145

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2011	8.0	40.7	218.5	11.7	278.9	6.3	285.2
Net income for the period			68.9		68.9	0.6	69.5
Other comprehensive income			4.0	(11.9)	(7.9)		(7.9)
Dividends			(20.7)		(20.7)		(20.7)
Other equity transactions		(0.1)	0.1		0.0	(6.2)	(6.2)

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9

Net income for the period			39.9		39.9	(0.6)	39.2
Other comprehensive income			(4.4)	22.9	18.5		18.5
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.3)	(0.3)		(0.6)	0.4	(0.2)

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0

Net income for the period			21.9		21.9	0.1	22.0
Other comprehensive income			0.9	41.6	42.5		42.5
Dividends			(39.4)		(39.4)		(39.4)
Other equity transactions		(0.1)	0.4		0.3	(0.2)	0.1

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2

Refer to note 17 Shareholders' equity.

146   Statoil, Annual Report on Form 20-F 2014

CONSOLIDATED STATEMENT OF CASH FLOWS
		Full year
(in NOK billion)	Note	2014	2013	2012

Income before tax		109.4	138.4	206.7

Depreciation, amortisation and net impairment losses	11, 12	101.4	72.4	60.5
Exploration expenditures written off		13.7	3.1	3.1
(Gains) losses on foreign currency transactions and balances		(3.1)	4.8	3.3
(Gains) losses from dispositions	4	(12.4)	(17.6)	(14.7)
(Increase) decrease in other items related to operating activities		3.9	6.6	(14.6)
(Increase) decrease in net derivative financial instruments	25	(2.8)	11.7	(1.1)
Interest received		2.1	2.1	2.6
Interest paid		(3.4)	(2.5)	(2.5)

Cash flows provided by operating activities before taxes paid and working capital items		208.8	218.8	243.3

Taxes paid		(96.6)	(114.2)	(119.9)

(Increase) decrease in working capital		14.2	(3.3)	4.6

Cash flows provided by operating activities		126.5	101.3	128.0

Capital expenditures and investments		(122.6)	(114.9)	(113.1)
(Increase) decrease in financial investments		(12.7)	(23.2)	(12.1)
(Increase) decrease in other non-current items		0.8	0.6	(1.2)
Proceeds from sale of assets and businesses	4	22.6	27.1	29.8

Cash flows used in investing activities		(112.0)	(110.4)	(96.6)

New finance debt		20.6	62.8	13.1
Repayment of finance debt		(9.7)	(7.3)	(12.2)
Dividend paid	17	(33.7)	(21.5)	(20.7)
Net current finance debt and other		(0.3)	(7.3)	1.6

Cash flows provided by (used in) financing activities		(23.1)	26.6	(18.2)

Net increase (decrease) in cash and cash equivalents		(8.6)	17.5	13.2

Effect of exchange rate changes on cash and cash equivalents		5.7	2.9	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	85.3	64.9	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	16	82.4	85.3	64.9

Cash and cash equivalents  included a net bank overdraft of NOK 0.7 billion at 31 December 2014, a net bank overdraft that was rounded to zero at
31 December 2013 and NOK 0.3 billion at 31 December 2012.

Statoil, Annual Report on Form 20-F 2014    147

8.1 Notes to the Consolidated financial statements

1 Organisation

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

All the Statoil group's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

The Consolidated financial statements of Statoil for the full year 2014 were authorised for issue in accordance with a resolution of the board of directors on 10 March 2015.

2 Significant accounting policies

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

Standards and amendments to standards, issued but not yet adopted

At the date of these Consolidated financial statements, the following standards and amendments to standards applicable to Statoil have been issued, but were not yet effective:

•          IFRS 15 Revenue from Contracts with Customers, issued in May 2014 and effective from 1 January 2017 covers the recognition of such revenue in the financial statements and related disclosure and will replace IAS 18 Revenue. The standard requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue will be recognised upon satisfaction of the performance obligations in the amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. The standard requires adoption either on a retrospective basis or on the basis of the cumulative effect on retained earnings. Statoil is in the process of evaluating the potential impact of IFRS 15, and has not yet determined its adoption date or its implementation method for the standard.

•          The amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, issued in May 2014 and effective from 1 January 2016, establishes requirements for the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The amendment is to be applied prospectively. Statoil will adopt the amendment on the effective date.

•          IFRS 9 Financial Instruments, issued in its final form in July 2014 and effective from 1 January 2018, will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a new model for classification and measurement of financial assets and financial liabilities, a reformed approach to hedge accounting, and a more forward-looking impairment model. The standard’s transition provisions partly require retrospective adoption, and partly prospective adoption. Statoil is in the process of evaluating the potential impact of IFRS 9, and has not yet determined its adoption date for the standard.

•          The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Venture, issued in September 2014 and effective from 1 January 2016, establish requirements for the accounting for sales or contributions of assets between an investor and its associate or joint venture. Whether or not the assets are housed in a subsidiary, a full gain or loss will be recognised in the Consolidated statement of income when the transaction involves assets that constitute a business, whereas a partial gain or loss will be recognised when the transaction involves assets that do not constitute a business. The amendments are to be applied prospectively. Statoil will adopt the amendments on the effective date.

148   Statoil, Annual Report on Form 20-F 2014

Other standards and amendments to standards, issued but not yet effective, are either not expected to impact Statoil’s Consolidated financial statements materially, or are not expected to be relevant to Statoil's Consolidated financial statements upon adoption.

Changes in accounting policies in the current period
Natural gas sales made by Statoil subsidiaries on behalf of the Norwegian State

With effect from 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State’s share of profit or loss was reflected in Statoil’s Selling, general and administrative expenses as expenses or reduction of expenses, respectively. With effect from 2014, such natural gas sales by Statoil subsidiaries on behalf of the Norwegian State, are presented net in the Consolidated statement of income. The sales are linked to, and in nature no different from, Statoil ASA’s marketing and sale of natural gas in its own name, but for the Norwegian State’s account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy more consistently reflects the sales of natural gas for the account and risk of the Statoil group, excluding transactions on behalf of the Norwegian State, and therefore provides more relevant information.

The changes have been applied retrospectively in these Consolidated financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these Consolidated financial statements. There is no impact on Net operating income, Net income, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

Recognition of disputed income tax positions

With effect from 2014, Statoil changed its policy for the recognition of income tax positions for which payment has been made despite Statoil disputing the tax claim involved. While previously only amounts virtually certain of being refunded to Statoil were reflected as assets for positions involving such disputed income tax amounts, as of 2014 Statoil reflects as assets any disputed amounts that probably will be refunded. The corresponding impact in the Statement of Income is reflected as a reduction within Income tax. Disputed income tax positions are now reflected in the Consolidated balance sheet as assets if a refund from the relevant tax authority is probable, and as liabilities if an outflow of cash from Statoil is probable. This ensures that the accounts better and more consistently reflect the underlying facts and evaluations in each case, and consequently provide more relevant information, independently of whether an income tax dispute occurs in a tax regime (such as for instance Norway) that requires up-front payment in disputed matters, or in a tax regime where disputed payments are not due until a dispute has been legally settled in Statoil’s disfavour.

The change in accounting policy is not material to the Consolidated statement of income, the Consolidated balance sheet and the Consolidated statement of cash flows for the periods covered by these Consolidated financial statements, and comparative figures have not been adjusted.

Other accounting policy changes in 2014

Other accounting policy changes in 2014 compared to the annual financial statements for 2013 have not materially impacted Statoil’s Consolidated financial statements upon adoption. Such other accounting policy changes in 2014 include implementation of the amendments to IAS 32 Financial Instruments: Presentation, issued in December 2011, and IFRIC 21 Levies, issued in May 2013.

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

Statoil, Annual Report on Form 20-F 2014    149

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

Presentation currency

For the purpose of the Consolidated financial statements, the statement of income and the balance sheet of each entity are translated from the functional currency into the presentation currency, Norwegian kroner (NOK). The assets and liabilities of entities whose functional currencies are other than NOK, including Statoil's parent company Statoil ASA whose functional currency is United States dollar (USD), are translated into NOK at the foreign exchange rate at the balance sheet date. The revenues and expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation from functional currency to presentation currency are recognised separately in Other comprehensive income (OCI).

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

150   Statoil, Annual Report on Form 20-F 2014

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

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually, and the best estimate of the probable amount for liabilities to be paid (unpaid potential tax exposure amounts, including penalties) and for assets to be received (disputed tax positions for which payment has already been made) in each case is recognised within current tax or deferred tax as appropriate. Interest income and interest expenses relating to tax issues are estimated and recognised in the period in which they are earned or incurred, and are presented within Net financial items in the Consolidated statement of income.

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

A petroleum tax, currently levied at a rate of 51%, is levied on profits derived from petroleum production and pipeline transportation on the NCS. The petroleum tax is applied to relevant income in addition to the standard 27% income tax, resulting in a 78% marginal tax rate on income subject to Norwegian petroleum tax. The basis for computing the petroleum tax is the same as for income subject to ordinary corporate income tax, except that onshore losses are not deductible against the petroleum tax, and a tax-free allowance (uplift) is computed on the basis of the original capitalised cost of offshore production installations at a rate of 5.5% per year. The uplift may be deducted from taxable income for a period of four years, starting in the year in which the capital expenditures are incurred. The uplift benefit is recognised when the deduction is included in the current year tax return and impacts taxes payable. Unused uplift may be carried forward indefinitely.

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

Capitalised exploration and evaluation expenditures, including expenditures to acquire mineral interests in oil and gas properties, related to offshore wells that find proved reserves are transferred from exploration expenditures and acquisition costs - oil and gas prospects (Intangible assets) to Property, plant and equipment at the time of sanctioning of the development project. For onshore wells where no sanction is required, the transfer of acquisition cost – oil and gas prospects (Intangible assets) to Property, plant and equipment occur at the time when a well is ready for production.

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

Statoil, Annual Report on Form 20-F 2014    151

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

152   Statoil, Annual Report on Form 20-F 2014

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

Impairment

Impairment of property, plant and equipment and intangible assets

Statoil assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount. Impairment of property, plant and equipment and intangible assets. In Statoil's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as the division of one original CGU into several.

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

Statoil, Annual Report on Form 20-F 2014    153

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

Pension liabilities

Statoil has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

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

Past service cost is recognised when a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan) occurs, or when recognising related restructuring costs or termination benefits. The obligation and related plan assets are re-measured using current actuarial assumptions, and the gain or loss is recognised in the statement of income. Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while

154   Statoil, Annual Report on Form 20-F 2014

actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Statoil ASA's functional currency being USD, the significant part of Statoil's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligation include the impact of exchange rate fluctuations.

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

Asset retirement obligations (ARO)

Provisions for ARO costs are recognised when Statoil has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. Cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows, adjusted for a credit premium which reflects Statoil's own credit risk. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also crystallise during the period of operation of a facility through a change in legislation or through a decision to terminate operations, or be based on commitments associated with Statoil's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers. The provisions are classified under Provisions  in the Consolidated balance sheet. Some of the refining and process plants are deemed to have indefinite lives, in consequence, no ARO has been recognized for these assets.

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

Statoil, Annual Report on Form 20-F 2014    155

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

Proved oil and gas reserves.  Proved oil and gas reserves may materially impact the Consolidated financial statements, as changes in the proved reserves, for instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and governed by criteria established by regulations of the U.S. Securities Exchange Commission (SEC), which require the use of a price based on a 12-month average for reserve estimation, and which are to be based on existing economic conditions and operating methods and with a high degree of confidence (at least 90% probability) that the quantities will be recovered. The Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures align with the SEC regulations. Reserves estimates are based on subjective judgements involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. An independent third party has evaluated Statoil's proved reserves estimates, and the results of this evaluation do not differ materially from Statoil's estimates. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of economically producible reserves only reflect the period before the contracts providing the right to operate expire. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence within a reasonable time.

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

Employee retirement plans.  When estimating the present value of defined benefit pension obligations that represent a long-term liability in the Consolidated balance sheet, and indirectly, the period's net pension expense in the Consolidated statement of income, management make a number of critical assumptions affecting these estimates. Most notably, assumptions made about the discount rate to be applied to future benefit payments and plan

156   Statoil, Annual Report on Form 20-F 2014

assets, the expected rate of pension increase and the annual rate of compensation increase, have a direct and potentially material impact on the amounts presented. Significant changes in these assumptions between periods can have a material effect on the Consolidated financial statements.

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

3 Segments

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

In the second quarter 2012, Statoil divested its FR segment through Statoil ASA's sale of its 54% shareholding in Statoil Fuel & Retail ASA (SFR). A gain of NOK 5.8 billion was recognised. In the segment reporting, the gain has been presented in the FR segment as Revenues third party and Other income. The FR segment marketed fuel and related products principally to retail consumers.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Intersegment revenues are based upon estimated market prices.

Segment data for the years ended 31 December 2014, 2013 and 2012 is presented below. The measurement basis of segment profit is Net operating income. In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

Statoil, Annual Report on Form 20-F 2014    157

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Full year 2014
Revenues third party and Other income	9.0	18.6	595.0	0.4	-	622.9
Revenues inter-segment	173.2	67.3	1.8	0.0	(242.3)	(0.0)
Net income (loss) from associated companies	0.1	(0.8)	0.5	(0.0)	-	(0.3)

Total revenues and other income	182.2	85.2	597.3	0.3	(242.3)	622.7

Net operating income	111.7	(19.5)	16.2	(1.5)	2.6	109.5

Significant non-cash items recognised
- Depreciation and amortisation	37.7	33.0	2.8	1.0	-	74.5
- Change in pension plan (gain)	(2.3)	(0.1)	(0.7)	(0.4)	-	(3.5)
- Net impairment losses (reversals)	2.3	23.8	0.8	0.0	-	26.9
- Unrealised (gain) loss on commodity derivatives	0.6	0.0	(3.1)	0.0	-	(2.5)
- Exploration expenditures written off	0.8	12.9	0.0	0.0	-	13.7

Investments in associated companies	0.2	4.8	3.2	0.2	-	8.4
Non-current segment assets	262.0	333.8	46.3	5.1	-	647.3
Non-current assets, not allocated to segments						76.0

Total non-current assets						731.7

Additions to PP&E, intangibles and associated companies	55.1	61.4	7.8	0.8	-	125.1

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Full year 2013 (restated)
Revenues third party and Other income	9.4	16.5	607.5	1.0	-	634.4
Revenues inter-segment	192.7	65.4	1.0	0.1	(259.1)	0.0
Net income (loss) from associated companies	0.1	(0.0)	0.1	(0.0)	-	0.1

Total revenues and other income	202.2	81.9	608.6	1.0	(259.1)	634.5

Net operating income	137.1	16.4	2.6	(1.1)	0.4	155.5

Significant non-cash items recognised
- Depreciation and amortisation	31.6	29.8	2.7	1.3	-	65.4
- Provisions	0.8	4.6	4.1	0.0	-	9.5
- Net impairment losses (reversals)	0.6	2.1	4.3	0.0	-	7.0
- Unrealised (gain) loss on commodity derivatives	5.6	0.0	(0.1)	0.0	-	5.5
- Exploration expenditures written off	0.3	2.8	0.0	0.0	-	3.1

Investments in associated companies	0.2	4.8	2.3	0.2	-	7.4
Non-current segment assets	247.6	286.5	39.3	5.6	-	578.9
Non-current assets, not allocated to segments						60.5

Total non-current assets						646.8

Additions to PP&E, intangibles and associated companies	57.3	52.9	5.9	1.3	-	117.4

158   Statoil, Annual Report on Form 20-F 2014

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Full year 2012 (restated)
Revenues third party and Other income	7.7	24.3	643.0	1.3	40.2	-	716.5
Revenues inter-segment	213.0	54.5	22.2	0.0	1.5	(291.2)	0.0
Net income (loss) from associated companies	0.1	1.2	0.4	(0.0)	(0.0)	-	1.7

Total revenues and other income	220.8	80.0	665.6	1.3	41.7	(291.2)	718.2

Net operating income	161.7	21.5	15.5	2.6	6.9	(1.6)	206.6

Significant non-cash items recognised
- Depreciation and amortisation	29.2	26.2	2.3	0.9	0.6	-	59.2
- Net impairment losses (reversals)	0.6	0.0	0.6	0.0	0.0	-	1.2
- Unrealised (gain) loss on commodity derivatives	1.4	0.0	1.8	0.0	0.0	-	3.1
- Exploration expenditures written off	0.8	2.3	0.0	0.0	0.0	-	3.1

Investments in associated companies	0.2	4.8	3.2	0.1	-	-	8.3
Non-current segment assets	235.4	248.3	38.5	4.5	-	-	526.7
Non-current assets, not allocated to segments							66.4

Total non-current assets							601.4

Additions to PP&E, intangibles and associated companies	48.6	54.6	6.2	3.0	0.9	-	113.3

See note 4 Acquisitions and dispositions  for information on transactions that affect the different segments.

See note 11 Property, plant and equipment for information on impairment losses that affected the different segments.

See note 12 Intangible assets for information on impairment losses that affected primarily the DPI segment.

See note 19 Pensions for information on financial results from the change in the company’s pension plan in Norway.

See note 23 Other commitments, contingent liabilities and contingent assets  for information on contingencies that have influenced the DPI and MPR segments.

Revenues by geographical areas

Statoil has business operations in more than 30 countries. When attributing Revenues third party and Other income to the country of the legal entity executing the sale, Norway constitutes 75% and the USA constitutes 15%.

Statoil, Annual Report on Form 20-F 2014    159

Non-current assets by country
	At 31 December
(in NOK billion)	2014	2013	2012

Norway	289.6	269.6	258.7
USA	182.9	159.2	134.6
Angola	51.3	45.9	42.5
Brazil	29.5	24.5	23.2
Azerbaijan	23.6	19.0	16.7
UK	19.7	13.6	11.1
Canada	17.6	19.9	17.2
Algeria	11.8	9.0	8.7
Other countries	29.5	25.6	22.3

Total non-current assets*	655.6	586.3	535.0

* Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues by product type
	Full year
	2014	2013	2012
(in NOK billion)		(restated)	(restated)

Crude oil	324.6	321.5	367.2
Refined products	104.8	118.9	140.9
Natural gas	99.3	110.4	114.5
Natural gas liquids	59.5	64.5	65.7
Other	18.6	1.3	12.2

Total revenues	606.8	616.6	700.5

4 Acquisitions and dispositions

2014

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In March 2014 Statoil closed an agreement with BP and in May 2014 Statoil closed an agreement with SOCAR, both entered into in December 2013, to divest a 3.33% working interest and a 6.67% working interest, respectively, in the Shah Deniz project and the South Caucasus Pipeline. Statoil recognised a total gain of NOK 5.4 billion, presented in the line item Other income in the Consolidated statement of income. In the segment reporting, the gain has been presented in the Development and Production International (DPI) segment and the Marketing, Processing and Renewable Energy segment with NOK 5.2 billion and NOK 0.2 billion, respectively. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceeds from the sale were NOK 8.2 billion.

In October 2014 Statoil entered into an agreement with Petronas to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline for a cash consideration of NOK 16.7 billion (USD 2.25 billion) as of the economic date 1 January 2014. The transaction will be recognised in the DPI segment and is expected to be closed in the first half of 2015.

Kai Kos Dehseh oil sands swap agreement

In May 2014 Statoil and its partner PTTEP closed an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil paid a balancing cash consideration of NOK 2.5 billion and assumed a net liability of NOK 0.3 billion. Subsequent to the closing, Statoil continues as 100% owner of the Leismer and Corner projects, while PTTEP owns 100% of the Thornbury, Hangingstone and South Leismer areas. The transaction has been recognised in the DPI segment resulting in an increase in Property, plant and equipment of NOK 4.6 billion, including a transfer from Intangible assets of NOK 1.8 billion, and with no impact on the Consolidated statement of income.

Agreement to sell interests in the Marcellus onshore play

In December 2014 Statoil entered into an agreement to sell a working interest in the non-operated southern Marcellus onshore asset to Southwestern Energy for a cash consideration of NOK 2.9 billion (USD 0.4 billion). Through the transaction Statoil will reduce its ownership share from 29% to 23%. Subsequent to year end 2014, the transaction has been closed and it will be recognised in the DPI segment in the first quarter of 2015.

Sale of interests in licences on the Norwegian continental shelf

In December 2014 Statoil closed an agreement with Wintershall to sell certain ownership interests in licences on the Norwegian continental shelf (NCS). A gain of NOK 5.9 billion has been recognised in the Development and Production Norway (DPN) segment. The gain has been presented in the line item

160   Statoil, Annual Report on Form 20-F 2014

Other income in the Consolidated statement of income. The transaction was tax exempt under the rules in the Norwegian petroleum tax system and the gain included a release of related deferred tax liabilities. Proceeds from the sale were NOK 8.7 billion (USD 1.25 billion).

2013

Sale of interests in exploration and production licences on the Norwegian continental shelf to Wintershall

In July 2013 a sales transaction with Wintershall, entered into in October 2012, for certain ownership interests in licences on the NCS was closed. Statoil recognised a gain of NOK 6.4 billion. The gain has been presented in the line item Other income  in the Consolidated statement of income. In the segment reporting, the gain has been presented in the DPN segment in Revenues third party and Other income. The transaction was tax exempt under the rules in the Norwegian petroleum tax system. Proceeds from the sale were NOK 4.7 billion.

Sale of interests in exploration and production licences on the Norwegian continental shelf and the United Kingdom continental shelf to OMV

In October 2013 a sales transaction with OMV, entered into in August 2013, to sell certain ownership interests in licences on the NCS and United Kingdom continental shelf was closed. Statoil recognised a gain of NOK 10.1 billion. The gain has been presented in the line item Other income  in the Consolidated statement of income. In the segment reporting, the gain has been presented in the DPN segment and in the DPI segment in Revenues third party and Other income with NOK 6.6 billion and NOK 3.5 billion, respectively. The part of the transaction covering assets on the NCS was tax exempt under the rules in the Norwegian petroleum tax system. Proceeds from the sale were NOK 15.9 billion.

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

Acquisition of mineral right leases in the Marcellus shale formation in the United States

In December 2012 Statoil closed an agreement to acquire mineral right leases covering 70,000 net acres in the Marcellus shale area in the northeastern part of the United States. Statoil became the operator of the licences and holds a 100% working interest in these mineral right leases. The transaction was accounted for as an asset acquisition within the DPI segment, with a total consideration of NOK 3.3 billion (USD 0.6 billion).

5 Financial risk management

General information relevant to financial risks

Statoil's business activities naturally expose Statoil to financial risk. Statoil's approach to risk management includes identifying, evaluating and managing risk in all activities using a top-down approach. Statoil utilises correlations between the most important market risks, such as oil and natural gas prices, refined oil product prices, currencies, and interest rates, to calculate the overall market risk and thereby take into account the natural hedges inherent in Statoil's portfolio. Adding the different market risks without considering these correlations would overestimate Statoil's total market risk. This approach allows Statoil to reduce the number of risk management transactions and thereby reduce transaction costs and avoid sub-optimisation.

An important element in risk management is the use of centralised trading mandates. All major strategic transactions are required to be coordinated through Statoil's corporate risk committee. Mandates delegated to the trading organisations within crude oil, refined products, natural gas and electricity are relatively small compared to the total market risk of Statoil.

The corporate risk committee, which is headed by the chief financial officer and includes representatives from the principal business segments, is responsible for defining, developing and reviewing Statoil's risk policies. The chief financial officer, assisted by the committee, is also responsible for overseeing and developing Statoil's Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level. The committee meets at least six times per year and regularly reviews risk information relevant to the enterprise Statoil.

Financial risks

Statoil's activities expose Statoil to the following financial risks:

•       Market risk (including commodity price risk, currency risk and interest rate risk)

•       Liquidity risk

•       Credit risk

Market risk

Statoil operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing and financing.

Statoil, Annual Report on Form 20-F 2014    161

These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Statoil within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates approved by Statoil's corporate risk committee.

In the marketing of commodities Statoil has established guidelines for entering into derivative contracts in order to manage commodity price, foreign currency rate, and interest rate risks. Statoil uses both financial and commodity-based derivatives to manage the risks in revenues, financial items and the present value of future cash flows.

For more information on sensitivity analysis of market risk see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Commodity price risk

Commodity price risk represents Statoil's most important short-term market risk. To manage short-term commodity risk, Statoil enters into commodity- based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity.

Derivatives associated with crude oil and refined oil products are traded mainly on the Inter Continental Exchange (ICE) in London, the New York Mercantile

Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. Derivatives associated with natural gas and electricity are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards and futures traded on the NYMEX and ICE.

The term of crude oil and refined oil products derivatives is usually less than one year, and the term for natural gas and electricity derivatives is usually three years or less. For more detailed information about Statoil's commodity based derivative financial instruments, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Currency risk

Statoil's operating results and cash flows are affected by foreign currency fluctuations and the most significant currency is Norwegian Krone (NOK) against United States Dollar (USD). Statoil manages its currency risk from operating activities with USD as the base currency. Foreign exchange risk is managed at corporate level in accordance with established policies and mandates.

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

Interest rate risk

Bonds are normally issued at fixed rates in a variety of local currencies (among others USD, Euro and Great Britain Pound). Bonds may be converted to floating USD bonds by using interest rate and currency swaps. Statoil manages its interest rates exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fix/floating mix on interest rate exposure may vary from time to time. For more detailed information about Statoil's long-term debt portfolio see note 18 Finance debt.

Liquidity risk

Liquidity risk is the risk that Statoil will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to make certain that Statoil has sufficient funds available at all times to cover its financial obligations.

Statoil manages liquidity and funding at the corporate level, ensuring adequate liquidity to cover Statoil's operational requirements. Statoil has a high focus and attention on credit and liquidity risk. In order to secure necessary financial flexibility, which includes meeting the financial obligations, Statoil maintains a conservative liquidity management policy. To identify future long-term financing needs, Statoil carries out three-year cash forecasts at least monthly. Overall the liquidity is very solid.

The main cash outflows are the quarterly dividend payments and Norwegian petroleum tax payments paid six times per year. If the monthly cash flow forecast shows that the liquid assets one month after tax and dividend payments will fall below the defined policy level, new long-term funding will be considered.

Short-term funding needs will normally be covered by the USD 4.0 billion US Commercial Papers Programme (CP) which is backed by a revolving credit facility of USD 3.0 billion, supported by 20 core banks, maturing in 2017. The facility supports secure access to funding, supported by the best available short-term rating. It has not been drawn.

Statoil raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a smooth maturity profile with repayments not exceeding five percent of capital employed in any year for the nearest five years. Statoil's non-current financial liability has a weighted average maturity of approximately nine years.

For more information about Statoil's non-current financial liabilities, see note 18 Finance debt.

162   Statoil, Annual Report on Form 20-F 2014

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Statoil's financial liabilities.

	At 31 December
(in NOK billion)	2014	2013

Due within 1 year	131.4	103.6
Due between 1 and 2 years	43.3	30.5
Due between 3 and 4 years	81.3	41.7
Due between 5 and 10 years	90.5	71.0
Due after 10 years	84.3	94.4

Total specified	430.8	341.2

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

Key elements of the credit risk management approach include:

•       A global credit risk policy

•       Credit mandates

•       An internal credit rating process

•       Credit risk mitigation tools

•       A continuous monitoring and managing of credit exposures

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

(in NOK billion)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments

At 31 December 2014
Investment grade, rated A or above	0.0	20.1	15.2	2.4
Other investment grade	0.0	36.5	11.8	2.7
Non-investment grade or not rated	2.7	17.2	2.9	0.2

Total financial asset	2.7	73.7	29.9	5.3

At 31 December 2013
Investment grade, rated A or above	0.0	17.2	12.5	1.2
Other investment grade	0.8	45.8	9.3	1.6
Non-investment grade or not rated	2.8	12.6	0.3	0.1

Total financial asset	3.5	75.5	22.1	2.9

At 31 December 2014, NOK 12.9 billion of cash was held as collateral to mitigate a portion of Statoil's credit exposure. At 31 December 2013 NOK 7.4 billion was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps,

Statoil, Annual Report on Form 20-F 2014    163

cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2014, NOK 5.2 billion presented as liabilities do not meet the criteria for offsetting. At 31 December 2013, NOK 2.0 billion was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduces the credit exposure in the derivative financial instruments presented in the table above as they will offset each other in a potential default situation for the counterparty.

6 Remuneration

	Full year
(in NOK billion, except average number of employees)	2014	2013	2012

Salaries*	23.3	23.5	22.7
Pension costs	3.4	4.6	(0.6)
Payroll tax	3.5	3.4	3.3
Other compensations and social costs	2.4	2.5	2.8

Total payroll costs	32.5	34.0	28.2

Average number of employees**	23,300	23,600	27,700

* Salaries include bonuses, severance packages and expatriate costs in addition to base pay.

** Part time employees amount to 2%, 3% and 3% for the years 2014, 2013 and 2012 respectively.

Total payroll expenses are accumulated in cost-pools and partly charged to partners of Statoil operated licences on an hours incurred basis.

The reduction in pension cost in 2014 was mainly caused by a plan amendment gain recognised on the basis of Statoil’s change in the pension plan, partly offset by early retirement benefits offered to a defined group of employees above the age of 58 years. The negative pension cost in 2012 was primarily caused by a curtailment gain recognised on the basis of Statoil's discontinuance of the supplementary (gratuity) part of the early retirement scheme. For further information, see note 19 Pensions.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

Remuneration to members of the BoD and the CEC during the year was as follows:

	Full year
(in NOK million)*	2014	2013	2012

Current employee benefits	73.2	74.5	74.8
Post-employment benefits	13.0	13.0	13.6
Other non-current benefits	0.0	0.1	0.1
Share based payment benefits	1.1	1.1	1.2

Total	87.3	88.7	89.8

* All figures in the table are presented on accrual basis, in compliance with the statement presented by The Financial Supervisory Authority of Norway in December 2014. This is a change in reporting of remuneration compared to previous years.

At 31 December 2014, 2013 and 2012 there are no loans to the members of the BoD or the CEC.

Share-based compensation

Statoil's share saving plan provides employees with the opportunity to purchase Statoil shares through monthly salary deductions and a contribution by Statoil. If the shares are kept for two full calendar years of continued employment, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Statoil for purchased shares, amounts vested for bonus shares granted and related social security tax was NOK 0.6 billion, NOK 0.6 billion and NOK 0.5 billion related to the 2014, 2013 and 2012 programs, respectively. For the 2015 program (granted in 2014) the estimated compensation expense is NOK 0.6 billion. At 31 December 2014 the amount of compensation cost yet to be expensed throughout the vesting period is NOK 1.2 billion.

164   Statoil, Annual Report on Form 20-F 2014

7 Other expenses

Auditor's remuneration
	Full year
(in NOK million, excluding VAT)	2014	2013	2012

Audit fee	45	38	44
Audit related fee	8	8	9
Tax fee	0	0	2
Other service fee	0	0	2

Total	53	46	57

In addition to the figures in the table above, the audit fees and audit related fees related to Statoil operated licenses amount to NOK 6 million, NOK 6 million and NOK 7 million for 2014, 2013 and 2012, respectively.

Research and development expenditures

Research and development (R&D) expenditures were NOK 3.0 billion, NOK 3.2 billion and NOK 2.8 billion in 2014, 2013 and 2012, respectively. R&D expenditures are partly financed by partners of Statoil operated licences. Statoil's share of the expenditures has been recognised as expense in the Consolidated statement of income.

8 Financial items

	Full year
(in NOK billion)	2014	2013	2012

Foreign exchange gains (losses) derivative financial instruments	(1.5)	(4.1)	2.1
Other foreign exchange gains (losses)	(0.7)	(4.5)	(1.3)

Net foreign exchange gains (losses)	(2.2)	(8.6)	0.8

Dividends received	0.3	0.1	0.1
Gains (losses) financial investments	1.1	1.9	0.6
Interest income financial investments	0.7	0.6	0.6
Interest income non-current financial receivables	0.1	0.1	0.1
Interest income current financial assets and other financial items	1.8	0.9	0.4

Interest income and other financial items	4.0	3.6	1.8

Interest expense bonds and bank loans and net interest on related derivatives	(4.3)	(1.5)	(2.5)
Interest expense finance lease liabilities	(0.3)	(0.2)	(0.5)
Capitalised borrowing costs	1.6	1.1	1.2
Accretion expense asset retirement obligations	(3.7)	(3.2)	(3.0)
Gains (losses) derivative financial instruments	5.8	(7.4)	3.0
Interest expense current financial liabilities and other finance expense	(0.8)	(0.8)	(0.7)

Interest and other finance expenses	(1.8)	(12.0)	(2.5)

Net financial items	(0.0)	(17.0)	0.1

Statoil's main financial items relate to assets and liabilities categorised in the held for trading category and the amortised cost category. For more information about financial instruments by category see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

The line item Interest expense bonds and bank loans and net interest on related derivatives primarily includes interest expenses of NOK 6.8 billion, NOK 5.4 billion and NOK 5.0 billion from the financial liabilities at amortised cost category, partly offset by net interest on related derivatives from the held for trading category, NOK 2.5 billion, NOK 3.9 billion and NOK 2.5 billion for 2014, 2013 and 2012, respectively.

The line item Gains (losses) derivative financial instruments primarily includes fair value gain from the held for trading category of NOK 5.7 billion, a loss of NOK 7.6 billion and a gain of NOK 2.9 billion for 2014, 2013 and 2012, respectively.

Statoil, Annual Report on Form 20-F 2014    165

The line item Foreign exchange gains (losses) derivative financial instruments includes a net foreign exchange loss of NOK 13.4 billion, a loss of NOK 4.3 billion and a gain of NOK 3,4 billion from the held for trading category for 2014, 2013 and 2012, respectively.

9 Income taxes

Significant components of income tax expense
	Full year
(in NOK billion)	2014	2013	2012

Current income tax expense in respect of current year	89.6	111.6	138.1
Prior period adjustments	(1.9)	1.3	(0.5)

Current income tax expense	87.6	112.9	137.6

Origination and reversal of temporary differences	(0.6)	(13.4)	0.3
Recognition of previously unrecognised deferred tax assets	0.0	0.0	(3.0)
Change in tax regulations	0.1	0.1	2.3
Prior period adjustments	0.3	(0.4)	0.0

Deferred tax expense	(0.2)	(13.7)	(0.4)

Income tax expense	87.4	99.2	137.2

Reconciliation of nominal statutory tax rate to effective tax rate
	Full year
(in NOK billion)	2014	2013	2012

Income before tax	109.4	138.4	206.7

Calculated income tax at statutory rate *	31.2	42.4	62.9
Calculated Norwegian Petroleum tax **	62.8	71.7	87.4
Tax effect uplift **	(6.4)	(5.2)	(5.3)
Tax effect of permanent differences	(9.1)	(16.1)	(6.3)
Recognition of previously unrecognised deferred tax assets	0.0	0.0	(3.0)
Change in valuation allowance	8.7	3.9	0.3
Change in tax regulations	0.1	0.1	2.3
Prior period adjustments	(1.7)	0.9	(0.5)
Other items	1.7	1.5	(0.6)

Income tax expense	87.4	99.2	137.2

Effective tax rate	79.9%	71.7%	66.4%

*The weighted average of statutory tax rates was 28.5 % in 2014, 30.7 % in 2013 and 30.4 % in 2012. The decrease from 2013 to 2014 was principally due to a change in the geographic mix of income, with a lower proportion of income in 2014 arising in jurisdictions subject to relatively higher tax rates, and a decrease in the Norwegian statutory tax rate from 28% to 27%. The increase from 2012 to 2013 was due to changes in the geographic mix of income.

** When computing the petroleum tax of 51% on income from the Norwegian continental shelf, a tax-free allowance, or uplift, is granted at a rate of 7.5% per year for investments made prior to 5 May 2013. For investments made from 5 May 2013 the rate is 5.5% per year. Transitional rules apply to investments covered by among others Plans for development and operation (PDOs) or Plans for installation and operation (PIOs) submitted to the Ministry of Oil and Energy prior to 5 May 2013. The uplift is computed on the basis of the original capitalised cost of offshore production installations. The uplift may be deducted from taxable income for a period of four years, starting in the year in which the capital expenditure is incurred. Unused uplift may be carried forward indefinitely. At year end 2014 and 2013, unrecognised uplift credits amounted to NOK 21.1 billion and NOK 19.2 billion, respectively.

166   Statoil, Annual Report on Form 20-F 2014

Deferred tax assets and liabilities comprise
(in NOK billion)	Tax losses carried forward	Property, plant and equipment and Intangible assets	ARO	Pensions	Derivatives	Other	Total

Deferred tax at 31 December 2014
Deferred tax assets	36.7	4.6	73.3	7.0	0.2	13.4	135.3
Deferred tax liabilities	(0.0)	(172.6)	0.0	0.0	(12.9)	(8.4)	(193.8)

Net asset (liability) at 31 December 2014	36.7	(167.9)	73.3	7.0	(12.7)	4.9	(58.6)

Deferred tax at 31 December 2013
Deferred tax assets	15.5	3.8	63.8	6.4	0.0	12.2	101.7
Deferred tax liabilities	(0.0)	(148.1)	(0.0)	(0.0)	(11.3)	(5.1)	(164.5)

Net asset (liability) at 31 December 2013	15.5	(144.3)	63.8	6.4	(11.3)	7.1	(62.8)

Changes in net deferred tax liability during the year were as follows:
(in NOK billion)	2014	2013	2012

Net deferred tax liability at 1 January	62.8	77.3	76.8
Charged (credited) to the Consolidated statement of income	(0.2)	(13.7)	(0.4)
Other comprehensive income	(0.9)	(1.5)	1.7
Translation differences and other	(3.0)	0.7	(0.8)

Net deferred tax liability at 31 December	58.6	62.8	77.3

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

	At 31 December
(in NOK billion)	2014	2013

Deferred tax assets	12.9	8.2
Deferred tax liabilities	71.5	71.0

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year end 2014 and 2013 the deferred tax assets of NOK 12.9 billion and NOK 8.2 billion, respectively, were primarily recognised in Norway and Angola.

Unrecognised deferred tax assets
	At 31 December
(in NOK billion)	2014	2013

Deductible temporary differences	3.2	0.6
Tax losses carried forward	18.0	11.0

Approximately 23% of the unrecognised losses carry-forwards may be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire after 2026. The unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

Statoil, Annual Report on Form 20-F 2014    167

10 Earnings per share

The weighted average number of ordinary shares is the basis for computing the basic and diluted earnings per share as disclosed in the Consolidated statement of income. The dilutive effect relates to treasury shares.

	At 31 December
(in millions)	2014	2013	2012

Weighted average number of ordinary shares	3,180.0	3,180.7	3,181.5
Weighted average number of ordinary shares, diluted	3,188.9	3,188.9	3,190.2

Earnings per share for income attributable to equity holders of the company:
Basic (NOK)	6.89	12.53	21.66
Diluted (NOK)	6.87	12.50	21.60

11 Property, plant and equipment

(in NOK billion)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total

Cost at 31 December 2013	21.1	869.9	60.2	8.4	135.5	1,095.1
Additions and transfers	1.0	108.4	2.0	0.7	23.8	135.9
Disposals at cost	(0.1)	(8.5)	(1.4)	(0.0)	(8.9)	(18.9)
Effect of changes in foreign exchange	4.1	67.7	3.8	1.1	14.3	91.0

Cost at 31 December 2014	26.1	1,037.5	64.6	10.1	164.7	1,303.0

Accumulated depreciation and impairment losses at 31 December 2013	(15.5)	(540.1)	(44.9)	(3.8)	(3.3)	(607.7)
Depreciation	(1.2)	(71.0)	(1.8)	(0.3)	(0.0)	(74.4)
Impairment losses	(0.3)	(16.1)	(1.2)	(0.2)	(7.1)	(24.8)
Reversal of impairment losses	0.0	0.3	1.8	0.0	0.2	2.3
Accumulated depreciation and impairment disposed assets	0.1	5.7	(0.2)	0.0	(0.0)	5.7
Effect of changes in foreign exchange	(3.2)	(35.4)	(2.0)	(0.5)	(1.0)	(42.0)

Accumulated depreciation and impairment losses at 31 December 2014	(20.1)	(656.7)	(48.2)	(4.8)	(11.1)	(740.9)

Carrying amount at 31 December 2014	6.0	380.8	16.4	5.3	153.6	562.1

Estimated useful lives (years)	3-20	*	15 - 20	20 - 33

168   Statoil, Annual Report on Form 20-F 2014

(in NOK billion)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total

Cost at 31 December 2012	18.4	816.4	56.6	7.4	99.0	997.8
Additions and transfers	1.6	77.0	3.0	0.8	36.7	119.0
Disposals at cost	(0.5)	(43.7)	(1.1)	(0.1)	(6.0)	(51.4)
Effect of changes in foreign exchange	1.6	20.3	1.6	0.4	5.8	29.7

Cost at 31 December 2013	21.1	869.9	60.2	8.4	135.5	1,095.1

Accumulated depreciation and impairment losses at 31 December 2012	(12.7)	(501.2)	(39.9)	(2.9)	(2.0)	(558.7)
Depreciation	(1.3)	(61.6)	(2.1)	(0.3)	(0.0)	(65.3)
Impairment losses	(0.9)	(1.1)	(2.7)	(0.5)	(2.0)	(7.2)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.2	0.2
Accumulated depreciation and impairment disposed assets	0.5	33.5	0.3	(0.0)	0.3	34.6
Effect of changes in foreign exchange	(1.1)	(9.7)	(0.5)	(0.1)	0.2	(11.3)

Accumulated depreciation and impairment losses at 31 December 2013	(15.5)	(540.1)	(44.9)	(3.8)	(3.3)	(607.7)

Carrying amount at 31 December 2013	5.6	329.8	15.2	4.6	132.2	487.4

Estimated useful lives (years)	3-20	*	15 - 20	20 - 33

* Depreciation according to unit of production method, see note 2 Significant accounting policies.

The carrying amount of assets transferred to Property, plant and equipment  from Intangible assets  in 2014 and 2013 amounted to NOK 9.5 billion and NOK 7.0 billion, respectively. In 2013 a redetermination of the Ormen Lange Unit was concluded, the effects of the redetermination on Property, plant and equipment are included in the Additions and transfers line.

Impairments
During 2014, Statoil recognised total net impairment losses of NOK 38.2 billion on Property, plant and equipment  and Intangible assets.

(in NOK billion)	Property, plant and equipment	Intangible assets ***	Total

Producing and development assets *	22.5	6.0	28.5
Goodwill *	0.0	4.2	4.2
Acquisition costs related to oil and gas prospects **	0.0	5.5	5.5

Total net impairment losses recognised	22.5	15.7	38.2

* Producing and development assets and goodwill are subject to impairment assessment under IAS 36. The total net impairment losses recognised under IAS 36 amount to NOK 32.7 billion, including impairment of acquisition costs - oil and gas prospects (intangible assets).

** Acquisition costs related to exploration activities are subject to impairment assessment under the successful efforts method.

*** See note 12 Intangible assets.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).

The base discount rate for VIU calculations is 6.5% real after tax. The discount rate is derived from Statoil's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 8-12%, depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. For certain assets a pre-tax discount rate could be outside this range, mainly due to special tax elements (for example permanent differences) affecting the pre-tax equivalent. See note 2 Significant accounting policies  for further information regarding impairment on property, plant and equipment.

Statoil, Annual Report on Form 20-F 2014    169

(in NOK billion)	Impairment method	Carrying amount before impairment	Carrying amount after impairment	Net impairment loss

Development and Production Norway	VIU	5.2	2.9	2.3
Development and Production International	VIU	187.9	168.4	19.5
Marketing, Processing and Renewable Energy	VIU	8.8	7.9	0.9

Development and Production Norway	FVLCOD	18.3	18.3	0.0
Development and Production International	FVLCOD	25.4	15.4	10.0
Marketing, Processing and Renewable Energy	FVLCOD	0.0	0.0	0.0

Total		245.6	212.9	32.7

During 2014 impairment losses of NOK 32.7 billion  were recognised, on producing and development assets and goodwill, primarily due to declining commodity price forecasts (primarily oil). The recoverable amount of assets tested for impairment was mainly based on VIU estimates on the basis of internal forecasts on costs, production profiles and commodity prices. For short term commodity prices, observable forward prices have been used, long term commodity price forecasts are based on internal price forecasts. The FVLCOD have partly been established through comparisons with observed market transactions and bids, and partly through internally prepared net present value estimates using assumed market participant assumptions.

Development and Production Norway (DPN)

In the DPN segment impairment losses of NOK 2.3 billion related to two cash generating units on the Norwegian continental shelf were recognised, primarily resulting from reduced short-term oil price forecasts. The impairment reviews were carried out on a VIU basis.

Development and Production International (DPI)

In the DPI segment impairment losses of NOK 29.5 billion were recognised, of which NOK 22.8 related to unconventional onshore assets in North America and NOK 6.7 billion related to other conventional assets. Impairment losses of NOK 23.9 billion were recognised as Depreciation, amortisation and net impairment losses and NOK 5.6 billion as Exploration expenses, based on the impaired assets’ nature.

An impairment loss of NOK 10.0 billion was recognised related to the Kai Kos Dehseh oil sands project in Alberta, Canada. The impairment losses were triggered by Statoil’s decision to postpone the development of the Corner field, which is part of the Kai Kos Dehseh project, in combination with a general weakening of the market outlook for oil sands projects, including the impact of market factors such as increased cost level and market access for Alberta oil. The recoverable amount was based on the FVLCOD method in which the value was based on specific market parameters which were observed in recent and relevant market transactions.

The other impairment losses in unconventional onshore assets in North America relate to Statoil’s US onshore assets, for a total amount of NOK 12.8 billion, including NOK 3.8 billion of goodwill allocated to these assets, primarily resulting from reduced short-term oil price forecasts. These impairment reviews were carried out on a VIU basis.

The impairment losses related to other conventional assets in the DPI segment which were not considered significant on an individual cash generating unit level, primarily resulting from reduced short-term oil price forecasts, were carried out on a VIU basis.

Marketing, Processing and Renewable Energy (MPR)

In the MPR segment net impairment losses of NOK 0.9 billion were recognised related to refineries and midstream assets and allocated goodwill mainly due to changed expectations of future margins. These impairment assessments were carried out on a VIU basis. In 2013 Statoil recognised impairment losses related to refinery assets in the MPR segment of NOK 4.3 billion. The basis for the impairment losses was value in use estimates triggered by lower future expected refining margins.

Sensitivities

Subsequent to year end 2014, commodity prices have continued to be volatile. Significant downward adjustments of Statoil’s commodity price assumptions would result in impairment losses on certain producing and development assets in Statoil’s portfolio, including goodwill related to US onshore activities. The table below presents an estimate of the carrying amount of producing and development assets, including goodwill, that would be subject to impairment assessment if a further decline in commodity price forecasts over the lifetime of the assets were 15%. The sensitivity has been established on the assumption that all other factors would remain unchanged.

170   Statoil, Annual Report on Form 20-F 2014

Carrying amount of producing and development assets which would be subject to impairment assessment assuming an additional decline in commodity price forecasts:
(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Total

Carrying amount subject to impairment assessment in 2014 (after impairment) *	21	184	8	213
Sensitivity: commodity price decline by 15% **	22	237	8	267

* Relates to assets subject to impairment assessment under IAS 36. As a result of these impairment assessments, Statoil recognised a net impairment loss of NOK 32.7 billion in 2014, as described above.

** The sensitivity which is reflected in this line, relates to the carrying amount of assets subject to impairment assessment under IAS 36. Exploration and evaluation assets accounted for under IFRS 6 are not included.

The information in the table above is for indicative purposes only. A significant and prolonged decline in commodity prices would affect other assumptions, e.g. cost level, currency etc. A general decline in commodity price assumptions of 15% would result in mitigating actions by Statoil by optimising the respective business plans in order to reduce the exposure to changes in the macro environment. Considering the substantial uncertainties related to other relevant assumptions that would be triggered by a significant and prolonged decline in commodity price forecasts, Statoil does not disclose the expected impairment amount.

12 Intangible assets

(in NOK billion)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total

Cost at 31 December 2013	20.3	58.6	10.5	3.1	92.4
Additions	7.1	1.5	0.0	(0.0)	8.7
Disposals at cost	(0.9)	(0.7)	(0.0)	(0.3)	(1.8)
Transfers	(4.1)	(5.5)	0.0	0.0	(9.5)
Expensed exploration expenditures previously capitalised	(2.7)	(11.1)	0.0	0.0	(13.7)
Effect of changes in foreign exchange	3.1	10.5	1.7	0.6	15.8

Cost at 31 December 2014	22.9	53.4	12.1	3.4	91.8

Accumulated depreciation and impairment losses at 31 December 2013			0.0	(0.9)	(0.9)
Amortisation and impairments for the year			(4.2)	(0.3)	(4.5)
Effect of changes in foreign exchange			(1.0)	(0.2)	(1.2)

Accumulated depreciation and impairment losses at 31 December 2014			(5.2)	(1.4)	(6.6)

Carrying amount at 31 December 2014	22.9	53.4	6.9	2.0	85.2

Statoil, Annual Report on Form 20-F 2014    171

(in NOK billion)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total

Cost at 31 December 2012	18.6	57.3	9.7	2.7	88.3
Additions	6.3	2.0	0.0	0.3	8.7
Disposals at cost	(1.1)	(0.5)	0.0	(0.0)	(1.6)
Transfers	(2.9)	(4.0)	0.0	(0.1)	(7.0)
Expensed exploration expenditures previously capitalised	(1.9)	(1.2)	0.0	0.0	(3.1)
Effect of changes in foreign exchange	1.2	4.9	0.7	0.2	6.9

Cost at 31 December 2013	20.3	58.6	10.5	3.1	92.4

Accumulated depreciation and impairment losses at 31 December 2012			0.0	(0.7)	(0.7)
Amortisation and impairments for the year			0.0	(0.1)	(0.1)
Effect of changes in foreign exchange			0.0	(0.1)	(0.1)

Accumulated depreciation and impairment losses at 31 December 2013			0.0	(0.9)	(0.9)

Carrying amount at 31 December 2013	20.3	58.6	10.5	2.2	91.5

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised systematically over their estimated economic lives, ranging between 10-20 years.

During 2014, intangible assets were impacted by impairments of acquisition costs related to exploration activities of NOK 5.7 billion primarily as a result from dry wells and uncommercial discoveries in Angola and the Gulf of Mexico. Additionally, Statoil recognised impairments of NOK 6.0 billion primarily related to unconventional onshore assets in North America and goodwill primarily related to US onshore assets of NOK 4.2 billion.

Impairment losses and reversals of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses  on the basis of their nature as exploration assets (intangible assets) and other intangible assets, respectively. The impairment losses and reversal of impairment losses are based on recoverable amount estimates triggered by changes in reserve estimates, cost estimates and market conditions. See note 11 Property, plant and equipment further information on the basis for impairment assessments.

The table below shows the aging of capitalised exploration expenditures.
(in NOK billion)	2014	2013

Less than one year	9.2	7.3
Between one and five years	11.4	11.6
Between five and ten years	2.3	1.4

Total	22.9	20.3

The table below shows the components of the exploration expenses.
	Full year
(in NOK billion)	2014	2013	2012

Exploration expenditures	23.9	21.8	20.9
Expensed exploration expenditures previously capitalised	13.7	3.1	3.1
Capitalised exploration	(7.3)	(6.9)	(5.9)

Exploration expenses	30.3	18.0	18.1

172   Statoil, Annual Report on Form 20-F 2014

13 Financial investments and non-current prepayments

Non-current financial investments
	At 31 December
(in NOK billion)	2014	2013

Bonds	11.6	10.0
Listed equity securities	6.6	5.6
Non-listed equity securities	1.4	0.9

Financial investments	19.6	16.4

Bonds and Listed equity securities relate to investment portfolios which are held by Statoil's captive insurance company and accounted for using the fair value option.

Non-current prepayments and financial receivables
	At 31 December
(in NOK billion)	2014	2013

Financial receivables interest bearing	3.7	4.5
Prepayments and other non-interest bearing receivables	2.0	4.1

Prepayments and financial receivables	5.7	8.5

Financial receivables interest bearing primarily relate to loans to employees.

Current financial investments
	At 31 December
(in NOK billion)	2014	2013

Time deposits	9.8	4.5
Interest bearing securities	49.4	34.8

Financial investments	59.2	39.2

At 31 December 2014 current Financial investments  include NOK 6.0 billion investment portfolios which are held by Statoil's captive insurance company and accounted for using the fair value option. The corresponding balance at 31 December 2013 was NOK 5.3 billion.

For information about financial instruments by category, see note 25  Financial instruments: fair value measurement and sensitivity analysis of market risk.

14 Inventories

	At 31 December
(in NOK billion)	2014	2013

Crude oil	10.1	15.2
Petroleum products	6.0	7.4
Other	7.7	7.0

Inventories	23.7	29.6

Other inventory consists of natural gas, spare parts and operational materials, including drilling and well equipment.

The write-down of inventories from cost to net realisable value amounted to an expense of NOK 5.0 billion and NOK 0.1 billion in 2014 and 2013, respectively.

Statoil, Annual Report on Form 20-F 2014    173

15 Trade and other receivables

	At 31 December
(in NOK billion)	2014	2013

Trade receivables	57.8	64.9
Current financial receivables	6.9	2.4
Joint venture receivables	8.5	7.8
Associated companies and other related party receivables	0.5	0.4

Total financial trade and other receivables	73.7	75.6
Non-financial trade and other receivables	9.6	6.2

Trade and other receivables	83.3	81.8

For more information about the credit quality of Statoil's counterparties, see note 5 Financial risk management. For currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

16 Cash and cash equivalents

	At 31 December
(in NOK billion)	2014	2013

Cash at bank available	13.5	8.5
Time deposits	32.5	37.1
Money market funds	3.6	6.1
Interest bearing securities	30.6	31.4
Restricted cash, including collateral deposits	2.9	2.3

Cash and cash equivalents	83.1	85.3

Restricted cash at 31 December 2014 and 2013 includes collateral deposits related to trading activities of NOK 2.0 billion and NOK 1.9 billion, respectively. Collateral deposits are related to certain requirements set out by exchanges where Statoil is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

17 Shareholders' equity

At 31 December 2014 and 2013, Statoil's share capital of NOK 7,971,617,757.50 comprised 3,188,647,103 shares at a nominal value of NOK 2.50.

Statoil ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at general meetings of the company.

Dividends declared and paid per share were NOK 3.60 for the first two quarters of 2014, NOK 7.00 for 2013 and NOK 6.75 for 2012. Interim dividends of NOK 1.80 per share for the third quarter of 2014 were declared in the fourth quarter of 2014 and have been recognised as a liability in the Consolidated financial statements. This amount will be paid in the first quarter of 2015. Interim dividends of NOK 1.80 per share for the fourth quarter of 2014 have been proposed and is subject to approval at the annual general meeting in May 2015.

Total equity in the parent company Statoil ASA provides the basis for distribution of dividend to shareholders. As of 31 December 2014 total equity in Statoil ASA amounted to NOK 358.2 billion, of which NOK 117.0 billion is restricted equity. Total equity in the parent company as of 31 December 2013 was NOK 321.3 billion, of which NOK 112.2 billion was restricted equity. Restricted equity for 2014 is presented in accordance with the requirements in the Norwegian Limited Liabilities Companies Act effective 1 July 2013.

During 2014 a total of 3,381,488 treasury shares were purchased for NOK 0.6 billion and 2,960,972 treasury shares were allocated to employees participating in the share saving plan. In 2013 a total of 3,937,641 treasury shares were purchased for NOK 0.5 billion and 2,878,255 treasury shares were allocated to employees participating in the share saving plan. At 31 December 2014 Statoil had 10,155,249 treasury shares and at 31 December 2013 9,734,733 treasury shares, all of which are related to Statoil's share saving plan. For further information, see note 6 Remuneration.

174   Statoil, Annual Report on Form 20-F 2014

18 Finance debt

Capital management

The main objectives of Statoil's capital management policy are to maintain a strong financial position and to ensure sufficient financial flexibility. One of the key ratios in the assessment of Statoil's financial robustness is Net interest-bearing debt adjusted (ND) to capital employed adjusted (CE).

	At 31 December
(in NOK billion)	2014	2013

Net interest-bearing debt adjusted (ND)	95.6	63.7
Capital employed adjusted (CE)	476.7	419.7

Net debt to capital employed adjusted (ND/CE)	20.0%	15.2%

ND is defined as Statoil's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Statoil's captive insurance company (an increase of NOK 8.0 billion and NOK 7.1 billion for 2014 and 2013, respectively), balances related to the SDFI (a decrease of NOK 1.6 billion and NOK 1.3 billion for 2014 and 2013, respectively) and project financing exposure that does not correlate to the underlying exposure (a decrease of NOK 0.1 billion and NOK 0.2 billion for 2014 and 2013, respectively). CE is defined as Statoil's total equity (including non-controlling interests) and ND.

Non-current finance debt
Finance debt measures at amortised cost
	Weighted average interest rates in % *		Carrying amount in NOK billion at 31 December		Fair value in NOK billion at 31 December **
	2014	2013	2014	2013	2014	2013

Unsecured bonds
United States Dollar (USD)	3.50	3.76	154.4	117.4	165.0	118.4
Euro (EUR)	3.99	4.02	37.6	33.6	43.8	37.7
Great Britain Pound (GBP)	6.08	6.08	15.9	13.8	22.3	17.7
Norwegian kroner (NOK)	4.18	4.18	3.0	3.0	3.5	3.1

Total			210.9	167.8	234.7	176.8

Unsecured loans
Japanese yen (JPY)	4.30	4.30	0.6	0.6	0.9	0.8
Euro (EUR)	-	3.35	-	1.3	-	1.3

Secured bank loans
United States Dollar (USD)	4.20	4.52	0.1	0.2	0.1	0.2
Norwegian kroner (NOK)	3.11	3.20	0.3	0.2	0.3	0.2

Finance lease liabilities			5.4	5.0	5.6	5.0

Total			6.5	7.3	6.9	7.5

Total finance debt			217.4	175.0	241.6	184.3
Less current portion			12.3	9.6	12.3	9.6

Non-current finance debt			205.1	165.5	229.3	174.7

* Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.

** The fair value of the non-current financial liabilities is determined using a discounted cash flow model and is classified at Level 2 in the fair value hierarchy. Interest rates used in the model are derived from the LIBOR and EURIBOR forward curves and will vary based on the time to maturity for the non-current financial liabilities. The credit premium used is based on indicative pricing from external financial institutions.

Unsecured bonds amounting to NOK 154.4 billion are denominated in USD and unsecured bonds amounting to NOK 43.0 billion are swapped into USD. Two bonds denominated in EUR amounting to NOK 13.5 billion are not swapped. The table does not include the effects of agreements entered into to

Statoil, Annual Report on Form 20-F 2014    175

swap the various currencies into USD. For further information see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

Statoil's secured bank loans in USD have been secured by mortgage of shares in a subsidiary with a book value of NOK 2.1 billion, in addition, security includes Statoil's pro-rata share of income from a project. The secured bank loan in NOK has been secured by real estate and land with a total book value of NOK 0.5 billion.

In 2014 Statoil issued the following bonds:
Issuance date	Amount in USD billion	Interest rate in %	Maturity date

10 November 2014	0.75	1.25	November 2017
10 November 2014	0.50	floating	November 2017
10 November 2014	0.75	2.25	November 2019
10 November 2014	0.50	2.75	November 2021
10 November 2014	0.50	3.25	November 2024

Out of Statoil's total outstanding unsecured bond portfolio, 45 bond agreements contain provisions allowing Statoil to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is NOK 207.9 billion at the 31 December 2014 closing exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 5 Financial risk management.

Subsequent to the balance sheet date, Statoil issued euro 3.75 billion in new bonds, see note 27 Subsequent events.

Non-current finance debt maturity profile
	At 31 December
(in NOK billion)	2014	2013

Year 2 and 3	27.3	18.2
Year 4 and 5	44.3	30.1
After 5 years	133.5	117.1

Total repayment of non-current finance debt	205.1	165.5

Weighted average maturity (years)	9	10
Weighted average annual interest rate (%)	3.78	4.06

More information regarding finance lease liabilities is provided in note 22 Leases.

Current finance debt
	At 31 December
(in NOK billion)	2014	2013

Collateral liabilities	12.9	7.4
Non-current finance debt due within one year	12.3	9.6
Other including bank overdraft	1.3	0.1

Total current finance debt	26.5	17.1

Weighted average interest rate (%)	2.12	2.12

Collateral liabilities relate mainly to cash received as security for a portion of Statoil's credit exposure.

176   Statoil, Annual Report on Form 20-F 2014

19 Pensions

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

Statoil ASA and a number of its subsidiaries have defined benefit retirement plans. In 2014 Statoil ASA made a decision to change the company’s main pension plan in Norway from a defined benefit plan to a defined contribution plan. The actual transitioning to the defined contribution plan will take place in 2015. At the same time paid-up policies for the rights vested in the defined benefit plan will be issued. Employees with less than 15 years of future service before their regular retirement age will retain the existing defined benefit plans. For onshore employees between 37 and 51 years of age and offshore employees between 35 and 49 years of age a compensation plan will be established. The plan amendment resulted in the recognition of a gain (net of past service costs related to the compensation plan) of NOK 3.5 billion in the 2014 Consolidated statement of income as the decision to terminate the plan was made in 2014.

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

Due to national agreements in Norway, Statoil is a member of both the previous agreement-based early retirement plan (“AFP”) and the AFP scheme applicable from 1 January 2011. Statoil will pay a premium for both AFP schemes until 31 December 2015. After that date, premiums will only be due on the latest AFP scheme. The premium in the latest scheme is calculated on the basis of the employees' income between 1 and 7.1 G. The premium is payable for all employees until age 62. Pension from the latest AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime. Statoil has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan has been recognised as a defined benefit obligation.

The present values of the defined benefit obligation and the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for salary increases, increases in pension payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. At 31 December 2014 the discount rate for the defined benefit plans in Norway is established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Statoil's payment portfolio for earned benefits.

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

Net pension cost
	Full year
(in NOK billion)	2014	2013	2012

Current service cost	4.7	4.0	3.8
Interest cost	3.1	2.5	2.2
Interest (income) on plan asset	(2.6)	(2.1)	(2.5)
Losses (gains) from curtailment, settlement or plan amendment *	(1.9)	0.0	(4.3)
Actuarial (gains) losses related to termination benefits	(0.2)	0.0	(0.0)

Defined benefit plans	3.2	4.4	(0.8)

Defined contribution plans	0.2	0.2	0.2

Total net pension cost	3.4	4.6	(0.6)

* In 2014 Statoil ASA offered early retirement (termination benefits) to a defined group of employees above the age of 58 years. The expenses of NOK 1.6 billion were recognised in the Consolidated statement of income and partly offset the gain of NOK 3.5 billion related to the plan amendment described above.

Pension cost includes associated social security tax and is partly charged to partners of Statoil operated licences.

Statoil, Annual Report on Form 20-F 2014    177

(in NOK billion)	2014	2013

Defined benefit obligations (DBO)
At 1 January	79.4	65.7
Current service cost	4.7	4.0
Interest cost	3.1	2.5
Actuarial (gains) losses - Demographic assumptions	(0.1)	5.8
Actuarial (gains) losses - Financial assumptions	4.8	4.8
Actuarial (gains) losses - Experience	(2.1)	(1.1)
Benefits paid	(2.0)	(2.5)
Losses (gains) from curtailment, settlement or plan amendment*	(2.9)	0.0
Paid-up policies	(20.4)	0.0
Foreign currency translation	0.3	0.1

At 31 December	65.0	79.4

Fair value of plan assets
At 1 January	62.3	54.5
Interest income	2.6	2.1
Return on plan assets (excluding interest income)	0.9	4.0
Company contributions	0.1	3.1
Benefits paid	(0.7)	(1.6)
Paid-up policies	(20.4)	0.0
Foreign currency translation	0.3	0.2

At 31 December	45.1	62.3

Net benefit liability at 31 December	(19.9)	(17.0)

Represented by:
Asset recognised as non-current pension assets (funded plan)	8.0	5.3
Liability recognised as non-current pension liabilities (unfunded plans)	(27.9)	(22.3)

DBO specified by funded and unfunded pension plans	65.0	79.4

Funded	37.2	57.1
Unfunded	27.9	22.3

Actual return on assets	3.5	6.1

*An amount of NOK 0.9 billion, related to the plan amendment, has been recognised against Property, plant and equipment.

As part of the change of Statoil ASA’s main pension plan in Norway the estimated assets and liabilities related to paid-up policies have been excluded from the 31 December 2014 amounts in the table above.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)
	Full year
(in NOK billion)	2014	2013	2012

Net actuarial (losses) gains recognised in OCI during the year	0.2	(5.5)	5.3
Actuarial (losses) gains related to currency effects on net obligation and foreign exchange translation	(0.2)	(0.4)	0.2
Tax effects of actuarial (losses) gains recognised in OCI	0.9	1.2	(1.7)

Recognised directly in OCI during the year net of tax	0.9	(4.7)	3.8

Cumulative actuarial (losses) gains recognised directly in OCI net of tax	(14.5)	(15.4)	(11.6)

The line item Net actuarial (losses) gains recognised in OCI during the year in 2014 includes actuarial loss charged to partners of Statoil operated licences.

178   Statoil, Annual Report on Form 20-F 2014

The line item Actuarial (losses) gains related to currency effects on net obligation and foreign exchange translation includes the translation of the net pension obligation in NOK to the functional currency USD for the parent company, Statoil ASA, and the translation of the net pension obligation from the functional currency USD to Statoil's presentation currency NOK.

Actuarial assumptions
	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %		Assumptions used to determine the effect of new pension plan in %
	Full year		Full year
	2014	2013	2014	2013	At 14 November 2014

Discount rate	4.00	3.75	2.50	4.00	3.00
Rate of compensation increase	3.50	3.25	2.25	3.50	2.75
Expected rate of pension increase	2.50	1.75	1.50	2.50	1.75
Expected increase of social security base amount (G-amount)	3.25	3.00	2.25	3.25	2.50

Weighted-average duration of the defined benefit obligation			19.1	22.2

The assumptions presented are for the Norwegian companies in Statoil which are members of Statoil's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Expected attrition at 31 December 2014 was 2.1%, 2.2%, 1.3%, 0.5% and 0.2% for the employees under 30 years, 30-39 years, 40-49 years, 50-59 years and 60-67 years, respectively. Expected attrition at 31 December 2013 for the same respective age categories was 2.5%, 3.0%, 1.5%, 0.5% and 0.1%.

For population in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate. Implementation of these tables in 2013 resulted in a gross increase in defined benefit obligation of NOK 7.4 billion.

In 2013 Statoil implemented new disability tables for plans in Norway that resulted in a decrease in defined benefit obligation of NOK 1.6 billion. These tables have been developed by the actuary and represent the best estimate to use for plans in Norway.

Sensitivity analysis

The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2014. Actual results may materially deviate from these estimates.

	Discount rate		Rate of compensation increase		Expected rate of pension increase
(in NOK billion)	0.50%	-0.50%	0.50%	-0.50%	0.50%	-0.50%

Changes in:
Defined benefit obligation at 31 December 2014	(5.0)	6.1	2.7	(2.4)	3.6	(3.3)
Service cost 2015	(0.2)	0.3	0.1	(0.1)	0.1	(0.1)

One additional year of longevity in the mortality assumptions would have an increase on the defined benefit obligation at 31 December 2014 of NOK 2.7 billion.

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

Pension assets

The plan assets related to the defined benefit plans were measured at fair value at 31 December 2014 and 2013. Statoil Pension invests in both financial assets and real estate.

Real estate properties owned by Statoil Pension amounted to NOK 3.2 billion and NOK 3.1 billion of total pension assets at 31 December 2014 and 2013, respectively, and are rented to Statoil companies.

Statoil, Annual Report on Form 20-F 2014    179

The table below presents the portfolio weighting as approved by the board of the Statoil Pension for 2014. The portfolio weight during a year will depend on the risk capacity.

Pension assets on investments classes
(in %)	2014	2013	Target portfolio weight*

Equity securities	40.1	39.6	31 - 43
Bonds	38.7	37.6	36 - 48
Money market instruments	13.4	17.2	0 - 29
Real estate	4.8	5.1	5 - 10
Other assets	3.0	0.5

Total	100.0	100.0

  * The interval expresses the scope of tactical deviation.

In 2014 100% of the equity securities, 38% of bonds and 86% of money market instruments had quoted market prices in an active market (Level 1). In 2013 100% of the equity securities, 84% of bonds and 96% of money market instruments had quoted market prices in an active market. Statoil does not have any equity securities, bonds or money market instruments classified in Level 3. Real Estate is classified as Level 3. For definition of the various levels, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

No company contribution is expected to be paid to Statoil Pension in 2015.

20 Provisions

(in NOK billion)	Asset retirement obligations	Other provisions	Total

Non-current portion at 31 December 2013	89.5	12.3	101.7
Current portion at 31 December 2013 reported as trade and other payables	2.1	13.3	15.4

Provisions at 31 December 2013	91.6	25.6	117.2

New or increased provisions	10.1	5.0	15.1
Decrease in the estimates *	(14.0)	(0.2)	(14.2)
Amounts charged against provisions	(2.0)	(5.3)	(7.3)
Effects of change in the discount rate	15.0	0.4	15.5
Reduction due to divestments	(0.9)	(0.2)	(1.1)
Accretion expenses	3.7	(0.0)	3.7
Reclassification and transfer	0.0	(3.7)	(3.7)
Currency translation	5.2	3.8	9.0

Provisions at 31 December 2014	108.8	25.5	134.2

Current portion at 31 December 2014 reported as trade and other payables	1.4	15.7	17.0
Non-current portion at 31 December 2014	107.4	9.8	117.2

Expected timing of cash outflows
(in NOK billion)	Asset retirement obligations	Other provisions	Total

2015 - 2019	11.7	21.9	33.5
2020 - 2024	11.6	0.4	12.0
2025 - 2029	22.8	0.1	22.9
2030 - 2034	20.2	0.6	20.8
Thereafter	42.5	2.5	45.0

At 31 December 2014	108.8	25.5	134.2

* The decrease in the estimates is mainly caused by reduced inflation expectations.

180   Statoil, Annual Report on Form 20-F 2014

The timing of cash outflows related to asset retirement obligations primarily depends on when the production ceases at the various facilities.

The Other provisions category mainly relates to expected payments on unresolved claims. The timing and amounts of potential settlements in respect of these provisions are uncertain and dependent on various factors that are outside management's control.

See also comments on provisions in note 23 Other commitments, contingent liabilities and contingent assets.

For further information of methods applied and estimates required, see note 2 Significant accounting policies.

21 Trade and other payables

	At 31 December
(in NOK billion)	2014	2013

Trade payables	21.8	28.3
Non-trade payables and accrued expenses	25.2	19.0
Joint venture payables	28.9	22.4
Associated companies and other related party payables	6.6	9.5

Total financial trade and other payables	82.5	79.2
Current portion of provisions and other payables	18.1	16.4

Trade and other payables	100.7	95.6

Included in Current portion of provisions and other payables are certain provisions that are further described in note 23 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk. For further information on payables to associated companies and other related parties, see note 24 Related parties.

22 Leases

Statoil leases certain assets, notably drilling rigs, vessels and office buildings.

In 2014, net rental expenditures were NOK 22.9 billion (NOK 17.4 billion in 2013 and NOK 17.6 billion in 2012) of which minimum lease payments were NOK 28.4 billion (NOK 21.2 billion in 2013 and NOK 20.0 billion in 2012) and sublease payments received were NOK 5.5 billion (NOK 3.8 billion in 2013 and NOK 2.4 billion in 2012). Net rental expenditures in 2014 include rig cancellation payments of NOK 1.9 billion. No material contingent rent payments have been expensed in 2014, 2013 or 2012.

The information in the table below shows future minimum lease payments due and receivable under non-cancellable operating leases at 31 December 2014:

	Operating leases
(in NOK billion)	Rigs	Vessels	Other	Total	Sublease	Net total

2015	21.6	4.4	1.8	27.7	(3.8)	23.9
2016	17.2	3.1	1.5	21.8	(2.5)	19.3
2017	8.3	2.1	2.0	12.4	(0.9)	11.4
2018	5.7	2.0	1.6	9.3	(0.8)	8.5
2019	4.9	1.7	1.6	8.1	(0.8)	7.3
Thereafter	11.5	6.5	10.4	28.4	(2.1)	26.4

Total future minimum lease payments	69.1	19.8	18.9	107.8	(10.9)	96.8

Statoil had certain operating lease contracts for drilling rigs at 31 December 2014. The remaining significant contracts' terms range from seven months to eight years. Certain contracts contain renewal options. Rig lease agreements are for the most part based on fixed day rates. Certain rigs have been subleased in whole or for part of the lease term mainly to Statoil operated licenses on the Norwegian continental shelf. These leases are shown gross as operating leases in the table above.

Statoil has a long-term time charter agreement with Teekay for offshore loading and transportation in the North Sea. The contract covers the lifetime of applicable producing fields and at year end 2014 included four crude tankers. The contract's estimated nominal amount was approximately NOK 5.0 billion at year end 2014, and it is included in Vessels in the table above.

Statoil, Annual Report on Form 20-F 2014    181

The category Other includes future minimum lease payments of NOK 4.3 billion related to the lease of two office buildings located in Bergen and owned by Statoil`s pension fund (“Statoil Pension”). These operating lease commitments to a related party extend to the year 2034. NOK 3.2 billion of the total is payable after 2019.

Statoil had finance lease liabilities of NOK 5.4 billion at 31 December 2014. The nominal minimum lease payments related to these finance leases amount to NOK 7.7 billion. Property, plant and equipment  includes NOK 5.7 billion for finance leases that have been capitalised at year end (NOK 4.9 billion in 2013), also presented mainly within the category Machinery, equipment and transportation equipment, including Vessels in note 11 Property, plant and equipment.

23 Other commitments, contingent liabilities and contingent assets

Contractual commitments

Statoil had contractual commitments of NOK 67.2 billion at 31 December 2014. The contractual commitments reflect Statoil's share and mainly comprise construction and acquisition of property, plant and equipment. The sale of Statoil`s remaining 15.5% ownership interest in Shah Deniz, announced in October 2014, will reduce contractual commitments related to Shah Deniz expansion by NOK 7.3 billion (USD 1.0 billion) .

As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain number of wells. At the end of 2014, Statoil was committed to participate in 33 wells, with an average ownership interest of approximately 35%. Statoil's share of estimated expenditures to drill these wells amounts to NOK 8.7 billion. Additional wells that Statoil may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

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

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Statoil to entities accounted for using the equity method are included gross in the table below. For assets (for example pipelines) that Statoil accounts for by recognising its share of assets, liabilities, income and expenses (capacity costs) on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Statoil (i.e. gross commitment less the non-Statoil share).

Nominal minimum other long-term commitments at 31 December 2014:

(in NOK billion)

2015	15.3
2016	14.1
2017	13.2
2018	12.7
2019	12.7
Thereafter	143.3

Total	211.3

The sale of Statoil`s remaining 15.5% ownership interest in Shah Deniz, will reduce commitments related to long-term agreements for pipeline transportation by approximately NOK 60 billion upon closing of the transaction.

Contingent liabilities and contingent assets

In 2014 Statoil received an arbitration ruling award payment which finally concluded a dispute against a counterparty concerning contractual obligations. An amount of NOK 2.8 billion (USD 0.5 billion) has been recognised in the MPR segment and presented as Other income in 2014.

A number of Statoil’s long-term gas sales agreements contain price review clauses. Certain counterparties have requested arbitration in connection with price review claims. The related exposure for Statoil has been estimated to an amount equivalent to approximately NOK 4.4 billion for gas delivered prior to year end 2014. Statoil has provided for its best estimate related to these contractual gas price disputes in the Consolidated financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the annual audits of Statoil's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola, the Angolan Ministry of Finance has assessed additional profit oil and taxes due on the basis of activities that currently include the years 2002 up to and including 2011. Statoil disputes the assessments and is pursuing these matters in accordance with relevant Angolan legal and administrative procedures. On the basis of the assessments and continued activity on the four blocks up to and including 2014, the exposure for Statoil at year end 2014 is estimated at NOK 9.3 billion (USD 1.2 billion), the most significant part of which relates to profit oil elements. Statoil has provided in the Consolidated financial statements for its best estimate related to

182   Statoil, Annual Report on Form 20-F 2014

the assessments, reflected in the Consolidated statement of income mainly as a revenue reduction, with additional amounts reflected as interest expenses and tax expenses, respectively.

There is a dispute between the Nigerian National Petroleum Corporation (NNPC) and the partners (Contractor) in Oil Mining Lease (OML) 128 of the unitised Agbami field concerning interpretation of the terms of the OML 128 Production Sharing Contract (PSC). The dispute relates to the allocation between NNPC and Contractor of cost oil, tax oil and profit oil volumes. NNPC claims that in aggregate from the year 2009 to 2014, Contractor has lifted excess volumes compared to the PSC terms, and consequently NNPC has increased its lifting of oil. The Contractor disputes NNPC's position. Arbitration has been initiated in the matter in accordance with the terms of the PSC. The Nigerian Federal Inland Revenue Service is contesting the legality of the arbitration process as far as resolving tax related disputes goes, and is actively pursuing this view through the channels of the Nigerian legal system. The exposure for Statoil at year end 2014 is mainly related to cost oil and profit oil volumes and has been estimated at NOK 1.9 billion (USD 0.3 billion). Statoil has provided in the Consolidated financial statements for its best estimate related to the claims, which has been reflected in the Consolidated statement of income as a reduction of revenue.

Through its ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field for which the outcome is uncertain. Statoil has disputed certain aspects of the basis for the redetermination, and an arbitration process has been initiated. The exposure for Statoil at year end 2014 has been estimated to approximately NOK 6.3 billion (USD 0.8 billion). Statoil has made a provision based on its best estimate for the redetermination process. The provision has been reflected within Provisions in the Consolidated balance sheet at 31 December 2014.

In 2014, following a regular review process of Statoil’s 2012 Consolidated financial statements, the Financial Supervisory Authority of Norway (the FSA) ordered Statoil to: ” Change its future accounting practices for redetermination of CGUs containing onerous contracts. Correct the described error by establishing a separate onerous contract provision for the Cove Point capacity contract in a financial period prior to Q1-2013. The correction shall be presented in the next periodic financial report. Information about the circumstances shall be given in notes to the accounts.”  Statoil appealed the order and has been granted a stay in carrying out the FSA’s order pending the final outcome of the appeal. The appeal is currently being assessed by the Norwegian Ministry of Finance and not yet concluded. If the outcome of the appeal would require implementing the FSA’s order, a provision would be recognised against Net operating income in an earlier reporting period than 2013. As the contracts were fully provided for in 2013, there would be no impact on equity at 31 December 2013 or thereafter. The actual amount to be provided in an earlier period would depend on the period in which the provision would be recorded. The FSA order does not specify which period prior to the first quarter 2013 would be relevant for the provision to be recognised. Statoil’s reading is that 2011 would be most relevant. There would be no impact on the 2014 financial statements, however, the comparative amounts included therein for 2013 Net operating income and Net income would be NOK 5.6 billion and NOK 5.0 billion higher, respectively. There would be a minor impact on the 2012 Consolidated statement of income, and a NOK 5.0 billion reduction in the 2012 Shareholder’s equity.

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

Provisions related to claims are reflected within note 20 Provisions.

24 Related parties

Transactions with the Norwegian State

The Norwegian State is the majority shareholder of Statoil and also holds major investments in other Norwegian companies. As of 31 December 2014 the Norwegian State had an ownership interest in Statoil of 67.0% (excluding Folketrygdfondet (Norwegian national insurance fund) of 3.1%). This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. All transactions are considered to be on an arm's length basis.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to NOK 86.4 billion, NOK 92.5 billion and NOK 96.6 billion in 2014, 2013 and 2012, respectively. Purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to NOK 0.5 billion, NOK 0.5 billion and NOK 0.4 billion in 2014, 2013 and 2012, respectively. In addition, Statoil ASA sells in its own name, but for the Norwegian State’s account and risk, the Norwegian State’s gas production. These amounts are presented net. For further information please see in note 2 Significant accounting policies. The most significant items included in the line item Associated companies and other related party payables in note 21 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

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

Related party transactions with management are presented in note 6 Remuneration.  Management remuneration for 2014 is presented in note 5 Remuneration  in the financial statements of the parent company, Statoil ASA.

Statoil, Annual Report on Form 20-F 2014    183

25 Financial instruments: fair value measurement and sensitivity analysis of market risk

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

See note 2 Significant accounting policies  for further information regarding measurement of fair values.

				Fair value through profit or loss
(in NOK billion)	Note	Loans and receivables	Available for sale	Held for trading	Fair value option	Non-financial assets	Total carrying amount

At 31 December 2014
Assets
Non-current derivative financial instruments		0.0	0.0	29.9	0.0	0.0	29.9
Non-current financial investments	13	0.0	1.4	0.0	18.2	0.0	19.6
Prepayments and financial receivables	13	2.7	0.0	0.0	0.0	2.9	5.7

Trade and other receivables	15	73.7	0.0	0.0	0.0	9.6	83.3
Current derivative financial instruments		0.0	0.0	5.3	0.0	0.0	5.3
Current financial investments	13	9.8	0.0	43.4	6.0	0.0	59.2
Cash and cash equivalents	16	48.9	0.0	34.2	0.0	0.0	83.1

Total		135.2	1.4	112.8	24.2	12.6	286.2

				Fair value through profit or loss
(in NOK billion)	Note	Loans and receivables	Available for sale	Held for trading	Fair value option	Non-financial assets	Total carrying amount

At 31 December 2013
Assets
Non-current derivative financial instruments		0.0	0.0	22.1	0.0	0.0	22.1
Non-current financial investments	13	0.0	0.9	0.0	15.6	0.0	16.4
Prepayments and financial receivables	13	3.5	0.0	0.0	0.0	5.0	8.5

Trade and other receivables	15	75.5	0.0	0.0	0.0	6.2	81.8
Current derivative financial instruments		0.0	0.0	2.9	0.0	0.0	2.9
Current financial investments	13	4.5	0.0	29.4	5.3	0.0	39.2
Cash and cash equivalents	16	47.9	0.0	37.4	0.0	0.0	85.3

Total		131.5	0.9	91.8	20.9	11.2	256.2

184   Statoil, Annual Report on Form 20-F 2014

(in NOK billion)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2014
Liabilities
Non-current finance debt	18	205.1	0.0	0.0	205.1
Non-current derivative financial instruments		0.0	4.5	0.0	4.5

Trade and other payables	21	82.5	0.0	18.1	100.7
Current finance debt	18	26.5	0.0	0.0	26.5
Dividend payable		5.7	0.0	0.0	5.7
Current derivative financial instruments		0.0	6.6	0.0	6.6

Total		319.8	11.1	18.1	349.1

(in NOK billion)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2013
Liabilities
Non-current finance debt	18	165.5	0.0	0.0	165.5
Non-current derivative financial instruments		0.0	2.2	0.0	2.2

Trade and other payables	21	79.2	0.0	16.4	95.6
Current finance debt	18	17.1	0.0	0.0	17.1
Current derivative financial instruments		0.0	1.5	0.0	1.5

Total		261.8	3.7	16.4	281.9

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the balance sheet at fair value, split by Statoil's basis for fair value measurement.

(in NOK billion)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value

At 31 December 2014
Level 1	11.1	0.0	4.0	0.0	0.0	0.0	0.0	15.1
Level 2	7.0	17.2	45.5	4.7	34.2	(4.5)	(6.6)	97.4
Level 3	1.4	12.7	0.0	0.6	0.0	0.0	(0.0)	14.7

Total fair value	19.6	29.9	49.4	5.3	34.2	(4.5)	(6.6)	127.3

At 31 December 2013
Level 1	8.7	0.0	4.0	0.0	0.0	0.0	(0.0)	12.7
Level 2	6.9	10.1	30.7	1.6	37.4	(2.2)	(1.5)	83.0
Level 3	0.9	12.0	0.0	1.3	0.0	0.0	(0.0)	14.2

Total fair value	16.4	22.1	34.7	2.9	37.4	(2.2)	(1.5)	109.9

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

Statoil, Annual Report on Form 20-F 2014    185

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

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Statoil's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within Current derivative financial instruments and Non-current derivative financial instruments - assets in the table above. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last observed forward prices with inflation. If Statoil had applied this assumption, the fair value of the contracts included would have decreased by approximately NOK 3.5 billion at end of 2014 and decreased by NOK 0.5 billion at end of 2013 and impacted the Consolidated statement of income with corresponding amounts.

The reconciliation of the changes in fair value during 2014 and 2013 for all financial assets classified in the third level in the hierarchy are presented in the following table.

(in NOK billion)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Total amount

Full year 2014
Opening balance	0.9	12.0	1.3	14.2
Total gains and losses recognised
- in statement of income	(0.0)	0.3	0.6	0.9
- in other comprehensive income	0.0	0.0	0.0	0.0
Purchases	0.3	0.0	0.0	0.3
Sales	0.0	0.4	0.0	0.4
Settlement	(0.0)	0.0	(1.3)	(1.3)
Foreign currency translation differences	0.2	0.1	(0.0)	0.3

Closing balance	1.4	12.7	0.6	14.8

Full year 2013
Opening balance	1.2	16.6	1.4	19.2
Total gains and losses recognised
- in statement of income	(0.4)	(5.4)	1.3	(4.5)
- in other comprehensive income	0.0	0.0	0.0	0.0
Purchases	0.3	0.0	0.0	0.3
Sales	0.0	0.7	0.0	0.7
Settlement	(0.3)	0.0	(1.4)	(1.7)
Foreign currency translation differences	0.1	0.0	(0.0)	0.1

Closing balance	0.9	12.0	1.3	14.2

The assets within Level 3 during 2014 have had a net increase in the fair value of NOK 0.6 billion. Of the NOK 0.9 billion recognised in the Consolidated statement of income during 2014, NOK 0.8 billion is related to changes in fair value of certain earn-out agreements. Related to the same earn-out agreements, NOK 1.3 billion included in the opening balance for 2014 has been fully realised as the underlying volumes have been delivered during 2014 and the amount is presented as settled in the above table.

Substantially all gains and losses recognised in the Consolidated statement of income during 2014 are related to assets held at the end of 2014.

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

Price risk sensitivities at the end of 2014 and 2013 have been calculated assuming a reasonably possible change of 40% in crude oil, refined products, electricity and natural gas prices.

186   Statoil, Annual Report on Form 20-F 2014

Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

(in NOK billion)	- 40% sensitivity	40% sensitivity

At 31 December 2014
Crude oil and refined products net gains (losses)	(5.8)	5.8
Natural gas and electricity net gains (losses)	0.9	(0.9)

At 31 December 2013
Crude oil and refined products net gains (losses)	(6.6)	6.6
Natural gas and electricity net gains (losses)	(0.2)	0.2

Currency risk

Currency risk constitutes significant financial risk for Statoil. In accordance with approved strategies and mandates total exposure is managed at a portfolio level on a regular basis. For further information related to the currency risk and how Statoil manages these risks, see note 5 Financial risk management.

The following currency risk sensitivities at the end of 2014 and 2013 have been calculated by assuming a 9% reasonably possible change in the main foreign exchange rates that Statoil is exposed to. An increase in the foreign exchange rates by 9% means that the transaction currency has strengthened in value. The estimated gains and the estimated losses following from a change in the foreign exchange rates would impact the Consolidated statement of income.

(in NOK billion)	- 9% sensitivity	9% sensitivity

At 31 December 2014
USD net gains (losses)	8.1	(8.1)
NOK net gains (losses)	(8.3)	8.3

At 31 December 2013
USD net gains (losses)	8.7	(8.7)
NOK net gains (losses)	(8.0)	8.0

Interest rate risk

Interest rate risk constitutes significant financial risk for Statoil. In accordance with approved strategies and mandates total exposure is managed at a portfolio level on a regular basis. For further information related to the interest risks and how Statoil manages these risks, see note 5 Financial risk management.

The following interest rate risk sensitivity has been calculated by assuming a 0.8% reasonably possible changes in the interest rates at the end of 2014. At the end of 2013 a change of 1.0% in the interest rates were viewed as reasonably possible changes. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the Consolidated statement of income.

(in NOK billion)	- 0.8% sensitivity	0.8% sensitivity

At 31 December 2014
Interest rate net gains (losses)	7.1	(7.1)

(in NOK billion)	- 1% sensitivity	1% sensitivity

At 31 December 2013
Interest rate net gains (losses)	6.1	(6.1)

Statoil, Annual Report on Form 20-F 2014    187

26 Condensed consolidated financial information related to guaranteed debt securities

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

The following financial information on a condensed consolidated basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information for the full year 2014, 2013 and 2012, and as of 31 December 2014 and 2013.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (in NOK billion)

Revenues and other income	411.1	210.8	213.7	(212.7)	622.9
Net income from equity accounted companies	21.6	(32.7)	(0.2)	11.0	(0.3)

Total revenues and other income	432.8	178.1	213.4	(201.6)	622.7

Total operating expenses	(417.8)	(89.1)	(222.4)	216.0	(513.2)

Net operating income	15.0	89.0	(8.9)	14.4	109.5

Net financial items	(12.6)	0.0	(0.4)	12.9	(0.0)

Income before tax	2.4	89.0	(9.3)	27.3	109.4

Income tax	6.6	(81.3)	(11.5)	(1.2)	(87.4)

Net income	9.0	7.7	(20.8)	26.0	22.0

Other comprehensive income	55.4	26.0	70.5	(109.3)	42.5

Total comprehensive income	64.4	33.7	49.7	(83.3)	64.5

188   Statoil, Annual Report on Form 20-F 2014

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (in NOK billion)

Revenues and other income	416.7	228.8	212.1	(223.2)	634.4
Net income from equity accounted companies	55.0	(8.0)	(0.2)	(46.6)	0.1

Total revenues and other income	471.7	220.8	211.9	(269.8)	634.5

Total operating expenses	(418.3)	(85.5)	(199.0)	223.6	(479.1)

Net operating income	53.5	135.3	12.9	(46.2)	155.5

Net financial items	(27.7)	(1.0)	5.9	5.7	(17.0)

Income before tax	25.8	134.3	18.8	(40.5)	138.4

Income tax	8.1	(95.3)	(11.7)	(0.2)	(99.2)

Net income	33.9	39.0	7.1	(40.7)	39.2

Other comprehensive income	24.2	5.0	27.6	(38.2)	18.5

Total comprehensive income	58.1	44.0	34.7	(78.9)	57.7

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2012 (in NOK billion)

Revenues and other income	480.2	251.8	257.0	(272.5)	716.5
Net income from equity accounted companies	58.5	(1.3)	0.7	(56.2)	1.7

Total revenues and other income	538.7	250.5	257.7	(328.7)	718.2

Total operating expenses	(480.4)	(76.8)	(225.3)	270.9	(511.6)

Net operating income	58.3	173.7	32.4	(57.8)	206.6

Net financial items	18.8	(5.1)	(8.7)	(4.8)	0.2

Income before tax	77.1	168.6	23.6	(62.6)	206.7

Income tax	(5.1)	(123.7)	(8.7)	0.3	(137.2)

Net income	72.0	44.9	14.9	(62.3)	69.5

Other comprehensive income	(12.9)	(6.7)	(11.7)	23.4	(7.9)

Total comprehensive income	59.1	38.2	3.2	(38.9)	61.6

Statoil, Annual Report on Form 20-F 2014    189

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2014 (in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.9	276.4	365.3	(0.4)	647.3
Equity accounted companies	490.0	140.5	7.5	(629.6)	8.4
Other non-current assets	34.8	13.0	28.2	0.0	76.0
Non-current financial receivables from subsidiaries	68.6	0.4	0.2	(69.2)	0.0

Total non-current assets	599.3	430.3	401.2	(699.2)	731.7

Current receivables from subsidiaries	16.1	50.3	89.0	(155.4)	0.0
Other current assets	116.7	14.2	46.8	(6.0)	171.6
Cash and cash equivalents	71.5	0.6	11.0	0.0	83.1

Total current assets	204.4	65.0	146.7	(161.4)	254.8

Total assets	803.8	495.4	547.9	(860.6)	986.4

EQUITY AND LIABILITIES
Total equity	380.8	215.1	412.4	(627.1)	381.2

Non-current liabilities to subsidiaries	0.1	66.3	2.7	(69.2)	0.0
Other non-current liabilities	238.2	144.9	45.3	(2.3)	426.2

Total non-current liabilities	238.4	211.2	48.0	(71.4)	426.2

Other current liabilities	68.1	60.0	57.6	(6.7)	179.0
Current liabilities to subsidiaries	116.5	9.1	29.8	(155.4)	0.0

Total current liabilities	184.6	69.1	87.4	(162.1)	179.0

Total liabilities	423.0	280.3	135.5	(233.5)	605.2

Total equity and liabilities	803.8	495.4	547.9	(860.6)	986.4

190   Statoil, Annual Report on Form 20-F 2014

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2013 (in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.4	259.5	313.6	0.4	578.9
Equity accounted companies	401.7	138.9	6.6	(539.9)	7.4
Other non-current assets	26.5	13.3	20.7	0.0	60.5
Non-current financial receivables from subsidiaries	69.4	0.6	0.2	(70.1)	0.0

Total non-current assets	503.1	412.3	341.0	(609.6)	646.8

Current receivables from subsidiaries	15.2	41.9	63.2	(120.2)	0.0
Other current assets	100.5	14.9	43.8	(5.7)	153.5
Cash and cash equivalents	77.0	0.0	8.3	0.0	85.3

Total current assets	192.7	56.7	115.3	(125.9)	238.8

Total assets	695.8	469.1	456.3	(735.5)	885.6

EQUITY AND LIABILITIES
Total equity	355.5	184.4	359.9	(543.8)	356.0

Non-current liabilities to subsidiaries	0.1	67.0	3.0	(70.1)	0.0
Other non-current liabilities	190.4	138.4	34.8	(1.0)	362.7

Total non-current liabilities	190.5	205.5	37.8	(71.1)	362.7

Other current liabilities	57.8	68.1	41.4	(0.4)	166.9
Current liabilities to subsidiaries	91.9	11.0	17.3	(120.2)	0.0

Total current liabilities	149.7	79.1	58.6	(120.6)	166.9

Total liabilities	340.3	284.6	96.5	(191.7)	529.6

Total equity and liabilities	695.8	469.1	456.3	(735.5)	885.6

Statoil, Annual Report on Form 20-F 2014    191

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (in NOK billion)

Cash flows provided by (used in) operating activities	18.6	73.2	56.9	(22.2)	126.5
Cash flows provided by (used in) investing activities	(16.9)	(59.4)	(55.5)	19.8	(112.0)
Cash flows provided by (used in) financing activities	(11.0)	(13.2)	(1.3)	2.4	(23.1)

Net increase (decrease) in cash and cash equivalents	(9.3)	0.6	0.1	0.0	(8.6)

Effect of exchange rate changes on cash and cash equivalents	3.8	0.1	1.9	0.0	5.8
Cash and cash equivalents at the beginning of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	71.5	0.7	10.3	0.0	82.5

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (in NOK billion)

Cash flows provided by (used in) operating activities	64.3	69.9	39.6	(72.6)	101.3
Cash flows provided by (used in) investing activities	(46.9)	(46.0)	(87.4)	69.9	(110.4)
Cash flows provided by (used in) financing activities	(0.6)	(23.9)	48.5	2.7	26.6

Net increase (decrease) in cash and cash equivalents	16.8	0.0	0.7	0.0	17.5

Effect of exchange rate changes on cash and cash equivalents	2.7	0.0	0.2	0.0	2.9
Cash and cash equivalents at the beginning of the period (net of overdraft)	57.4	0.0	7.5	0.0	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2012 (in NOK billion)

Cash flows provided by (used in) operating activities	78.1	94.0	40.9	(85.0)	128.0
Cash flows provided by (used in) investing activities	(62.9)	(76.9)	(79.0)	122.2	(96.6)
Cash flows provided by (used in) financing activities	0.9	(17.1)	35.2	(37.2)	(18.2)

Net increase (decrease) in cash and cash equivalents	16.1	(0.0)	(2.9)	0.0	13.2

Effect of exchange rate changes on cash and cash equivalents	(1.4)	0.0	(0.5)	0.0	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	42.7	0.0	10.9	0.0	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	57.4	(0.0)	7.5	0.0	64.9

192   Statoil, Annual Report on Form 20-F 2014

27 Supplementary oil and gas information (unaudited)

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

No new events have occurred since 31 December 2014 that would result in a significant change in the estimated proved reserves or other figures reported as of that date.

The effects of the agreement with PETRONAS to divest Statoil’s remaining 15.5% interest in the Shah Deniz project in Azerbaijan and the agreement with Southwestern Energy to reduce Statoil’s working interest in the non-operated Southern Marcellus onshore play in the United States will all be included in 2015. The net effect of these changes will be a reduction in proved reserves at year end 2015 of approximately 230 million boe.

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

Statoil's proved reserves are recognised under various forms of contractual agreements, including production sharing agreements (PSAs) where Statoil's share of reserves can vary due to commodity prices or other factors. Reserves from agreements such as PSAs and buy back agreements are based on the volumes to which Statoil has access (cost oil and profit oil), limited to available market access. At 31 December 2014, 12% of total proved reserves were related to such agreements (18% of total oil, condensate and natural gas liquids (NGL) reserves and 8% of total gas reserves). This compares with 14% and 9% of total proved reserves for 2013 and 2012, respectively. Net entitlement oil and gas production from fields with such agreements was 95 million boe during 2014 (93 million boe for 2013 and 89 million boe for 2012). Statoil participates in such agreements in Algeria, Angola, Azerbaijan, Libya, Nigeria and Russia.

Statoil is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where the tax is paid on behalf of Statoil. Reserves are net of royalty oil paid in kind and quantities consumed during production.

Rule 4-10 of Regulation S-X requires that the appraisal of reserves is based on existing economic conditions, including a 12-month average price prior to the end of the reporting period, unless prices are defined by contractual arrangements. Oil reserves at year-end 2014 have been determined based on a 12-month average 2014 Brent blend price equivalent to USD 101.27/bbl. The slight decrease in oil price from 2013, when the average Brent blend price  was USD 108.02/bbl result in minor effect on the profitable oil to be recovered from the accumulations, and on Statoil's proved oil reserves under PSAs and similar contracts. Gas reserves at year end 2014 have been determined based on achieved gas prices during 2014 giving a volume weighted average gas price of 1.9 NOK/Sm3. The comparable volume weighted average gas price used to determine gas reserves at year end 2013 was  2.13 NOK/Sm3. The slight decrease in gas prices from 2013 result in no material effect on gas reserves. NGL reserves at year end 2014 have been determined based on achieved NGL prices during 2014 giving a volume weighted average NGL price of USD 57.03/boe.  The corresponding volume weighted NGL price at year end 2013 was USD 62.32/boe. The slight decrease in NGL prices from 2013 has had no material effect in NGL reserves at year end 2014. These changes are all included in the revision category in the tables below.

From the Norwegian continental shelf (NCS), Statoil is responsible for managing, transporting and selling the Norwegian State's oil and gas on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with the Statoil reserves. As part of this arrangement, Statoil delivers and sells gas to customers in accordance with various types of sales contracts on behalf of the SDFI. In order to fulfil the commitments, Statoil utilises a field supply schedule which provides the highest possible total value for the joint portfolio of oil and gas between Statoil and the SDFI.

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

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographical area, defined as country or continent containing 15% or more of total proved reserves. Norway contains 68% of total proved reserves at 31 December 2014 and no other country

Statoil, Annual Report on Form 20-F 2014    193

contains reserves approaching 15% of total proved reserves. Accordingly, management has determined that the most meaningful presentation of geographical areas would be Norway and the continents of Eurasia (excluding Norway), Africa and Americas.

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2011 through 2014, and the changes therein.

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved oil and condensate reserves in million barrels oil equivalent
At 31 December 2011	996	114	293	373	1,775	95	1,870

Revisions and improved recovery	92	12	42	14	160	(8)	152
Extensions and discoveries	77	85	-	52	213	-	213
Purchase of reserves-in-place	-	-	-	0	0	-	0
Sales of reserves-in-place	(11)	-	-	(1)	(12)	-	(12)
Production	(185)	(17)	(53)	(43)	(299)	(5)	(303)

At 31 December 2012	968	193	281	395	1,837	82	1,919
	-	-	-	-		-
Revisions and improved recovery	133	16	40	18	207	(16)	191
Extensions and discoveries	19	47	8	34	108	-	108
Purchase of reserves-in-place	13	-	-	-	13	-	13
Sales of reserves-in-place	(40)	(15)	-	(2)	(57)	-	(57)
Production	(174)	(15)	(58)	(46)	(294)	(4)	(298)

At 31 December 2013	918	227	271	399	1,815	63	1,877

Revisions and improved recovery	143	10	85	(4)	235	(3)	232
Extensions and discoveries	3	-	5	145	153	-	153
Purchase of reserves-in-place	-	-	-	20	20	-	20
Sales of reserves-in-place	(5)	(27)	(2)	-	(34)	-	(34)
Production	(173)	(14)	(64)	(51)	(301)	(4)	(306)

At 31 December 2014	886	196	296	508	1,887	55	1,942

Proved reserves of bitumen in Americas, representing less than 2% of Statoil's proved reserves, is included as oil in the table above.

194   Statoil, Annual Report on Form 20-F 2014

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved NGL reserves in million barrels oil equivalent
At 31 December 2011	373	-	20	12	406	-	406

Revisions and improved recovery	58	-	0	7	65	-	65
Extensions and discoveries	24	-	-	29	53	-	53
Purchase of reserves-in-place	-	-	-	1	1	-	1
Sales of reserves-in-place	(5)	-	-	(0)	(5)	-	(5)
Production	(45)	-	(2)	(2)	(50)	-	(50)

At 31 December 2012	405	-	18	47	469	-	469

Revisions and improved recovery	25	-	(0)	4	28	-	28
Extensions and discoveries	1	-	-	10	11	-	11
Purchase of reserves-in-place	0	-	-	-	0	-	0
Sales of reserves-in-place	(21)	-	-	-	(21)	-	(21)
Production	(42)	-	(1)	(4)	(47)	-	(47)

At 31 December 2013	368	-	16	56	441	-	441

Revisions and improved recovery	(2)	-	1	5	4	-	4
Extensions and discoveries	3	-	-	18	21	-	21
Purchase of reserves-in-place	-	-	-	-	-	-	-
Sales of reserves-in-place	(10)	-	-	(2)	(12)	-	(12)
Production	(42)	-	(2)	(7)	(51)	-	(51)

At 31 December 2014	318	-	15	69	403	-	403

Statoil, Annual Report on Form 20-F 2014    195

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved gas reserves in billion standard cubic feet
At 31 December 2011	15,689	608	431	952	17,681	-	17,681

Revisions and improved recovery	824	29	(49)	(39)	766	-	766
Extensions and discoveries	279	-	-	352	630	-	630
Purchase of reserves-in-place	-	-	-	18	18	-	18
Sales of reserves-in-place	(305)	-	-	(14)	(319)	-	(319)
Production	(1,483)	(62)	(41)	(161)	(1,748)	-	(1,748)

At 31 December 2012	15,003	575	341	1,107	17,027	-	17,027
	-	-	-	-		-
Revisions and improved recovery	391	187	27	382	987	-	987
Extensions and discoveries	920	1,236	-	112	2,268	-	2,268
Purchase of reserves-in-place	5	-	-	-	5	-	5
Sales of reserves-in-place	(295)	(3)	-	(2)	(300)	-	(300)
Production	(1,264)	(72)	(40)	(196)	(1,571)	-	(1,571)

At 31 December 2013	14,761	1,923	328	1,404	18,416	-	18,416

Revisions and improved recovery	439	32	8	197	676	-	676
Extensions and discoveries	79	-	-	364	443	-	443
Purchase of reserves-in-place	-	-	-	-	-	-	-
Sales of reserves-in-place	(355)	(681)	-	(15)	(1,051)	-	(1,051)
Production	(1,229)	(56)	(38)	(242)	(1,565)	-	(1,565)

At 31 December 2014	13,694	1,218	299	1,708	16,919	-	16,919

The effect of the farm out of Shah Deniz and the reduced working interest in the non-operated Southern Marcellus is not included in the table above, but will be included in 2015 after the closing date of the transaction.

196   Statoil, Annual Report on Form 20-F 2014

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved reserves in million barrels oil equivalent
At 31 December 2011	4,165	222	390	555	5,331	95	5,426

Revisions and improved recovery	297	17	33	14	361	(8)	353
Extensions and discoveries	150	85	-	144	378	-	378
Purchase of reserves-in-place	-	-	-	4	4	-	4
Sales of reserves-in-place	(71)	-	-	(4)	(74)	-	(74)
Production	(495)	(28)	(63)	(74)	(660)	(5)	(665)

At 31 December 2012	4,046	296	360	639	5,340	82	5,422
	-	-	-	-		-
Revisions and improved recovery	227	49	44	90	411	(16)	395
Extensions and discoveries	183	268	8	64	523	-	523
Purchase of reserves-in-place	14	-	-	-	14	-	14
Sales of reserves-in-place	(113)	(15)	-	(2)	(131)	-	(131)
Production	(441)	(28)	(66)	(85)	(621)	(4)	(625)

At 31 December 2013	3,916	569	346	705	5,537	63	5,600

Revisions and improved recovery	219	16	87	36	359	(3)	356
Extensions and discoveries	20	-	5	227	253	-	253
Purchase of reserves-in-place	-	-	-	20	20	-	20
Sales of reserves-in-place	(78)	(148)	(2)	(5)	(233)	-	(233)
Production	(434)	(24)	(72)	(102)	(631)	(4)	(635)

At 31 December 2014	3,644	413	364	882	5,304	55	5,359

Proved reserves of bitumen in Americas, representing less than 2% of Statoil's proved reserves, is included as oil in the table above. The effect of the farm out of Shah Deniz and the reduced working interest in the non-operated Southern Marcellus is not included in the table above, but will be included in 2015 after the closing date of the transaction.

Statoil, Annual Report on Form 20-F 2014    197

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved oil and condensate reserves in million barrels oil equivalent
At 31 December 2011
Developed	637	102	208	101	1,048	37	1,085
Undeveloped	359	11	84	272	727	58	785
At 31 December 2012
Developed	547	79	221	164	1,010	38	1,049
Undeveloped	421	114	61	231	827	44	870
At 31 December 2013
Developed	548	63	197	212	1,020	32	1,052
Undeveloped	370	164	74	187	795	30	826
At 31 December 2014
Developed	559	63	243	267	1,133	24	1,156
Undeveloped	327	133	52	242	754	32	786
Net proved NGL reserves in million barrels oil equivalent
At 31 December 2011
Developed	282	-	11	3	296	-	296
Undeveloped	91	-	9	10	110	-	110
At 31 December 2012
Developed	296	-	11	27	334	-	334
Undeveloped	109	-	7	20	135	-	135
At 31 December 2013
Developed	287	-	10	34	330	-	330
Undeveloped	82	-	7	22	111	-	111
At 31 December 2014
Developed	258	-	9	42	310	-	310
Undeveloped	60	-	6	27	93	-	93
Net proved gas reserves in billion standard cubic feet
At 31 December 2011
Developed	12,661	371	293	404	13,730	-	13,730
Undeveloped	3,027	237	138	548	3,951	-	3,951
At 31 December 2012
Developed	12,073	343	226	567	13,210	-	13,210
Undeveloped	2,931	232	115	540	3,817	-	3,817
At 31 December 2013
Developed	11,580	467	209	817	13,073	-	13,073
Undeveloped	3,181	1,455	120	586	5,343	-	5,343
At 31 December 2014
Developed	11,227	312	191	946	12,677	-	12,677
Undeveloped	2,467	906	108	762	4,242	-	4,242
Net proved oil, condensate, NGL and gas reserves in million barrels oil equivalent
At 31 December 2011
Developed	3,175	168	272	175	3,790	37	3,827
Undeveloped	990	54	118	380	1,541	58	1,599
At 31 December 2012
Developed	2,994	140	272	292	3,698	38	3,737
Undeveloped	1,052	155	88	347	1,642	44	1,686
At 31 December 2013
Developed	2,898	146	244	392	3,679	32	3,711
Undeveloped	1,018	423	103	314	1,858	30	1,888
At 31 December 2014
Developed	2,818	119	287	477	3,701	24	3,725
Undeveloped	826	295	78	405	1,603	32	1,635

198   Statoil, Annual Report on Form 20-F 2014

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Capitalised cost related to Oil and Gas production activities
Consolidated companies
	At 31 December
(in NOK billion)	2014	2013	2012

Unproved properties	97.5	83.8	76.0
Proved properties, wells, plants and other equipment	1,178.8	984.1	896.8

Total capitalised cost	1,276.3	1,068.0	972.8
Accumulated depreciation, impairment and amortisation	(687.2)	(543.7)	(498.2)

Net capitalised cost	589.1	524.3	474.5

Net capitalised cost related to equity accounted investments as of 31 December 2014 was NOK 7.2 billion, NOK 5.9 billion in 2013 and NOK 4.9 billion in

2012. The reported figures are based on capitalised costs within the upstream segments in Statoil, in line with the description below for result of operations for oil and gas producing activities.

Expenditures incurred in Oil and Gas Property Acquisition, Exploration and Development Activities
These expenditures include both amounts capitalised and expensed.

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2014
Exploration expenditures	7.0	2.5	7.3	7.1	23.9
Development costs	52.2	13.4	13.3	22.7	101.7
Acquired proved properties	0.0	0.0	0.0	4.7	4.7
Acquired unproved properties	0.0	0.0	(0.0)	2.3	2.3

Total	59.3	15.9	20.6	36.8	132.6

Full year 2013
Exploration expenditures	7.9	3.8	2.7	7.4	21.8
Development costs	51.8	8.5	11.6	26.4	98.3
Acquired proved properties	2.2	0.0	0.0	0.0	2.2
Acquired unproved properties	0.0	0.4	0.0	1.8	2.2

Total	61.9	12.7	14.3	35.6	124.5

Full year 2012
Exploration expenditures	5.2	4.1	3.8	7.8	20.9
Development costs	45.7	3.2	12.2	28.7	89.8
Acquired proved properties	0.0	0.0	0.0	0.3	0.3
Acquired unproved properties	0.0	0.4	0.0	6.0	6.4

Total	50.9	7.7	16.0	42.8	117.4

Expenditures incurred in Oil and Gas Development Activities related to equity accounted investments was NOK 1.6 billion in 2014 and NOK 0.4 billion in 2013 and 2012.

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

Statoil, Annual Report on Form 20-F 2014    199

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

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2014
Sales	1.8	4.3	5.0	3.9	15.0
Transfers	172.6	6.1	32.6	28.6	239.9
Other revenues	7.7	5.7	0.7	(1.0)	13.1

Total revenues	182.1	16.1	38.3	31.4	268.1

Exploration expenses	(5.4)	(2.6)	(9.2)	(13.2)	(30.3)
Production costs	(22.3)	(1.3)	(4.0)	(5.6)	(33.1)
Depreciation, amortisation and net impairment losses	(40.0)	(4.9)	(14.1)	(37.9)	(96.8)
Other expenses	(2.9)	(1.5)	(0.3)	(10.3)	(14.9)

Total costs	(70.5)	(10.1)	(27.5)	(67.0)	(175.2)

Results of operations before tax	111.6	6.0	10.9	(35.6)	92.9
Tax expense	(74.8)	(0.5)	(8.4)	(0.4)	(84.0)

Results of operations	36.8	5.5	2.5	(36.0)	8.8

Net income from equity accounted investments	(0.0)	1.0	0.0	(1.7)	(0.7)

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2013
Sales	0.3	4.0	3.9	4.1	12.3
Transfers	192.5	7.4	30.9	27.1	257.9
Other revenues	9.3	3.9	0.2	0.4	13.8

Total revenues	202.1	15.3	35.0	31.6	284.0

Exploration expenses	(5.5)	(3.4)	(1.6)	(7.5)	(18.0)
Production costs	(22.3)	(1.5)	(3.9)	(4.3)	(32.0)
Depreciation, amortisation and net impairment losses	(32.2)	(2.4)	(13.3)	(16.2)	(64.1)
Other expenses	(5.1)	(1.6)	(0.5)	(9.3)	(16.5)

Total costs	(65.1)	(8.9)	(19.3)	(37.3)	(130.6)

Results of operations before tax	137.0	6.4	15.7	(5.7)	153.4
Tax expense	(90.9)	(2.0)	(8.1)	(1.0)	(102.0)

Results of operations	46.1	4.4	7.6	(6.7)	51.4

Net income from equity accounted investments	0.1	0.3	0.0	(0.3)	0.1

200   Statoil, Annual Report on Form 20-F 2014

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2012
Sales	0.2	6.1	10.3	5.2	21.8
Transfers	212.6	6.8	27.3	20.5	267.2
Other revenues	7.9	1.3	0.2	1.0	10.4

Total revenues	220.7	14.2	37.8	26.7	299.4

Exploration expenses	(3.5)	(3.6)	(3.4)	(7.6)	(18.1)
Production costs	(22.2)	(1.1)	(3.5)	(3.9)	(30.7)
Depreciation, amortisation and net impairment losses	(29.8)	(3.0)	(10.7)	(12.5)	(56.0)
Other expenses	(3.6)	(1.9)	(0.5)	(6.8)	(12.8)

Total costs	(59.1)	(9.6)	(18.1)	(30.8)	(117.6)

Results of operations before tax	161.6	4.6	19.7	(4.1)	181.8
Tax expense	(115.7)	(2.0)	(10.8)	3.1	(125.4)

Results of operations	45.9	2.6	8.9	(1.0)	56.4

Net income from equity accounted investments	0.1	0.5	0.0	0.8	1.4

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

Statoil, Annual Report on Form 20-F 2014    201

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2014
Consolidated companies
Future net cash inflows	1,467.9	203.4	213.6	323.0	2,207.9
Future development costs	(166.8)	(59.9)	(12.3)	(51.7)	(290.8)
Future production costs	(439.8)	(91.6)	(58.3)	(142.7)	(732.4)
Future income tax expenses	(606.8)	(8.1)	(48.6)	(34.0)	(697.5)
Future net cash flows	254.5	43.8	94.4	94.6	487.3
10 % annual discount for estimated timing of cash flows	(99.7)	(27.8)	(28.1)	(41.9)	(197.6)
Standardised measure of discounted future net cash flows	154.7	16.0	66.3	52.7	289.8

Equity accounted investments
Standardised measure of discounted future net cash flows	-	-	-	5.1	5.1

Total standardised measure of discounted future net cash flows including equity accounted investments	154.7	16.0	66.3	57.8	294.8

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2013
Consolidated companies
Future net cash inflows	1,700.2	273.7	205.2	257.5	2,436.6
Future development costs	(200.0)	(80.8)	(16.0)	(38.9)	(335.7)
Future production costs	(471.3)	(125.4)	(54.8)	(104.3)	(755.8)
Future income tax expenses	(740.9)	(12.2)	(50.0)	(24.0)	(827.1)
Future net cash flows	288.0	55.3	84.4	90.3	518.0
10 % annual discount for estimated timing of cash flows	(120.8)	(39.7)	(27.6)	(41.3)	(229.4)
Standardised measure of discounted future net cash flows	167.2	15.6	56.8	49.0	288.6

Equity accounted investments
Standardised measure of discounted future net cash flows	-	-	-	4.8	4.8

Total standardised measure of discounted future net cash flows including equity accounted investments	167.2	15.6	56.8	53.8	293.4

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2012
Consolidated companies
Future net cash inflows	1,812.8	138.6	203.4	228.5	2,383.3
Future development costs	(196.1)	(39.6)	(16.2)	(41.2)	(293.1)
Future production costs	(499.1)	(39.8)	(55.4)	(90.9)	(685.2)
Future income tax expenses	(862.7)	(15.0)	(48.9)	(25.1)	(951.7)
Future net cash flows	254.9	44.2	82.9	71.3	453.3
10 % annual discount for estimated timing of cash flows	(113.2)	(25.0)	(27.6)	(34.7)	(200.5)
Standardised measure of discounted future net cash flows	141.7	19.2	55.3	36.6	252.8

Equity accounted investments
Standardised measure of discounted future net cash flows	-	-	-	1.0	1.0

Total standardised measure of discounted future net cash flows including equity accounted investments	141.7	19.2	55.3	37.6	253.8

202   Statoil, Annual Report on Form 20-F 2014

Changes in the standardised measure of discounted future net cash flows from proved reserves
(in NOK billion)	2014	2013	2012

Consolidated companies
Standardised measure at beginning of year	288.6	252.8	302.1
Net change in sales and transfer prices and in production (lifting) costs related to future production	(98.3)	(24.0)	9.6
Changes in estimated future development costs	(32.3)	(54.9)	(63.7)
Sales and transfers of oil and gas produced during the period, net of production cost	(232.6)	(243.2)	(275.1)
Net change due to extensions, discoveries, and improved recovery	23.1	10.6	11.1
Net change due to purchases and sales of minerals in place	(25.1)	(33.9)	(13.4)
Net change due to revisions in quantity estimates	126.1	126.5	114.3
Previously estimated development costs incurred during the period	99.6	95.1	88.7
Accretion of discount	77.3	81.4	84.4
Net change in income taxes	63.3	78.2	(5.2)

Total change in the standardised measure during the year	1.2	35.8	(49.3)

Standardised measure at end of year	289.8	288.6	252.8

Equity accounted investments
Standardised measure at end of year	5.1	4.8	1.0

Standardised measure at end of year including equity accounted investments	294.8	293.4	253.8

In the table above, each line item presents the sources of changes in the standardised measure value on a discounted basis, with the Accretion of discount line item reflecting the increase in the net discounted value of the proved oil and gas reserves due to the fact that the future cash flows are now one year closer in time.

28 Subsequent events

On 10 February 2015 Statoil issued bonds of EUR 3.75 billion, equivalent to NOK 32.1 billion at the transaction date. The bonds have maturities of 4-20 years. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

On 5 February 2015 the board of directors proposed to declare a dividend for the fourth quarter of 2014 of NOK 1.80 per share.

Statoil, Annual Report on Form 20-F 2014    203

8.2 Report of Independent Registered Public Accounting firm

8.2.1 Report of Independent Registered Public Accounting firm

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Statoil ASA

We have audited the accompanying consolidated balance sheets of Statoil ASA and subsidiaries as of 31 December 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2014. These consolidated financial statements are the responsibility of Statoil ASA’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Statoil ASA and subsidiaries as of 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 8.1.2 to the consolidated financial statements, in 2014 Statoil ASA changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian state made by Statoil subsidiaries in their own name, as well as its policy for the recognition of income tax positions for which payment has been made despite Statoil disputing the tax claim involved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Statoil ASA’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 10  March 2015 expressed an unqualified opinion on the effectiveness of Statoil ASA's internal control over financial reporting.

/s/ KPMG AS

Stavanger, Norway

10 March 2015

204   Statoil, Annual Report on Form 20-F 2014

8.2.2 Report of KPMG on Statoil's internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Statoil ASA

We have audited Statoil ASA’s internal control over financial reporting as of 31 December2014, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Statoil ASA’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (UnitedStates). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Statoil ASA maintained, in all material respects, effective internal control over financial reporting as of 31 December2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Statoil ASA and subsidiaries as of 31 December 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December2014, and our report dated 10 March 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AS

Stavanger, Norway

10 March 2015

Statoil, Annual Report on Form 20-F 2014    205

 9 Terms and definitions

Organisational abbreviations

•          ACG - Azeri-Chirag-Gunashli

•          ACQ - Annual contract quantity

•          AFP - Agreement-based early retirement plan

•          ÅTS - Åsgard transport system

•          APA - Awards in pre-defined areas

•          BTC - Baku-Tbilisi-Ceyhan pipeline

•          CCS - Carbon capture and storage

•          CHP - Combined heat and power plant

•          CO2 - Carbon dioxide

•          D&P - Development and production

•          DPI - Development and production International

•          DPN - Development and production Norway

•          DPNA - Development and production North America

•          EEA - European Economic Area

•          EFTA - European Free Trade Association

•          EMTN - Euro medium-term note

•          EXP - Exploration

•          FCC - Fluid catalytic cracking

•          FEED - Front-end engineering design

•          FID - Final investment decision

•          FPSO - Floating production storage offloading

•          GBS - Gravity-based structure

•          GDP - Gross domestic product

•          GoM - Gulf of Mexico

•          GSB - Global strategy and business development

•          HSE - Health, safety and environment

•          HTHP - High-temperature/high pressure

•          IASB - International Accounting Standards Board

•          IEA - International Energy Agency

•          IFRS - International Financial Reporting Standards

•          IOR - Improved oil recovery

•          LNG - Liquefied natural gas

•          LPG - Liquefied petroleum gas

•          MPR - Marketing, processing and renewable energy

•          MPE - Norwegian Ministry of Petroleum and Energy

•          NCS - Norwegian continental shelf

•          NG - Natural Gas business cluster

•          NICO - Naftiran Intertrade Co. Ltd.

•          NIOC - National Iranian Oil Company

•          NOK - Norwegian kroner

•          NOx- Nitrogen oxide

•          OECD - Organisation of Economic Co-Operation and Development

•          OPEC - Organization of the Petroleum Exporting Countries

•          OTC - Over-the-counter

•          OTS - Oil trading and supply department

•          PBO - Project benefit obligation

•          PDO - Plan for development and operation

•          PIO - Plan for installation and operation

•          PSA - Production sharing agreement

•          R&D - Research and development

•          ROACE - Return on average capital employed

•          RRR - Reserve replacement ratio

•          SAGD - Steam-assisted gravity drainage

•          SCP - South Caucasus Pipeline System

•          SDAG - Shtokman Development AG

•          SDFI - Norwegian State's Direct Financial Interest

•          SFR - Statoil Fuel & Retail

•          TPD - Technology, projects and drilling

•          TSP - Technical service provider

•          USD - United States dollar

206   Statoil, Annual Report on Form 20-F 2014

Metric abbreviations etc.

•          bbl - barrel

•          mbbl - thousand barrels

•          mmbbl - million barrels

•          boe - barrels of oil equivalent

•          mboe - thousand barrels of oil equivalent

•          mmboe - million barrels of oil equivalent

•          mmcf - million cubic feet

•          MMBtu - million british thermal units

•          bcf - billion cubic feet

•          tcf - trillion cubic feet

•          scm - standard cubic metre

•          mcm - thousand cubic metres

•          mmcm - million cubic metres

•          bcm - billion cubic metres

•          mmtpa - million tonnes per annum

•          km - kilometre

•          ppm - part per million

•          one billion - one thousand million

Equivalent measurements are based upon

•          1 barrel equals 0.134 tonnes of oil (33 degrees API)

•          1 barrel equals 42 US gallons

•          1 barrel equals 0.159 standard cubic metres

•          1 barrel of oil equivalent equals 1 barrel of crude oil

•          1 barrel of oil equivalent equals 159 standard cubic metres of natural gas

•          1 barrel of oil equivalent equals 5,612 cubic feet of natural gas

•          1 barrel of oil equivalent equals 0.0837 tonnes of NGLs

•          1 billion standard cubic metres of natural gas equals 1 million standard cubic metres of oil equivalent

•          1 cubic metre equals 35.3 cubic feet

•          1 kilometre equals 0.62 miles

•          1 square kilometre equals 0.39 square miles

•          1 square kilometre equals 247.105 acres

•          1 cubic metre of natural gas equals 1 standard cubic metre of natural gas

•          1,000 standard cubic meter gas equals 1 standard cubic meter oil equivalent

•          1,000 standard cubic metres of natural gas equals 6.29 boe

•          1 standard cubic foot equals 0.0283 standard cubic metres

•          1 standard cubic foot equals 1000 British thermal units (btu)

•          1 tonne of NGLs equals 1.9 standard cubic metres of oil equivalents

•          1 degree Celsius equals minus 32 plus five-ninths of the number of degrees Fahrenheit

Miscellaneous terms

•          Appraisal well: A well drilled to establish the extent and the size of a discovery.

•          Backwardation and contango are terms used in the crude oil market. Contango is a condition where forward prices exceed spot prices, so the forward curve is upward sloping. Backwardation is the opposite condition, where spot prices exceed forward prices, and the forward curve slopes downward.

•          Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished from fossil fuels, which are derived from long dead biological material.

•          BOE (barrels of oil equivalent): A measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content.

•          Carbon footprint: Total set of greenhouse gas emissions caused directly and indirectly by an individual, organisation, event or product.

•          Clastic reservoir systems: The integrated static and dynamic characteristics of a hydrocarbon reservoir formed by clastic rocks of a specific depositional sedimentary succession and its seal.

•          Condensates: The heavier natural gas components, such as pentane, hexane, iceptane and so forth, which are liquid under atmospheric pressure – also called natural gasoline or naphtha.

•          Crude oil, or oil: Includes condensate and natural gas liquids.

•          Development: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields.

•          Downstream: The selling and distribution of products derived from upstream activities.

•          Equity and entitlement volumes of oil and gas: Equity volumes represent volumes produced under a production sharing agreement (PSA) that correspond to Statoil's percentage ownership in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalties and the host government's share of profit oil.

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

Statoil, Annual Report on Form 20-F 2014    207

information for readers, as certain costs described in the profit and loss analysis were directly associated with equity volumes produced during the reported years.

•          FCC (fluid catalytic cracking): A process used to convert the high-boiling hydrocarbon fractions of petroleum crude oils to more valuable gasoline, gases and other products.

•          GTL (gas to liquids): The technology used for chemical conversion of natural gas into transportable liquids (diesel and naphtha) and specialty products (base oils).

•          Heavy oil: Crude oil with high viscosity (typically above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a gravity below 22.3° API. In addition to high viscosity and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios, high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers.

•          High grade: Relates to selectively harvesting goods, to cut the best and leave the rest. In reference to exploration and production this entails strict prioritisation and sequencing of drilling targets.

•          Hydro: A reference to the oil and energy activities of Norsk Hydro ASA, which merged with Statoil ASA.

•          IOR (improved oil recovery): Actual measures resulting in an increased oil recovery factor from a reservoir as compared with the expected value at a certain reference point in time. IOR comprises both of conventional and emerging technologies.

•          Liquids: Refers to oil, condensates and NGL.

•          LNG (liquefied natural gas): Lean gas - primarily methane - converted to liquid form through refrigeration to minus 163 degrees Celsius under atmospheric pressures.

•          LPG (liquefied petroleum gas): Consists primarily of propane and butane, which turn liquid under a pressure of six to seven atmospheres. LPG is shipped in special vessels.

•          Midstream: Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur.

•          Naphtha: inflammable oil obtained by the dry distillation of petroleum.

•          Natural gas: Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons; partially liquid under atmospheric pressure.

•          NGL (natural gas liquids): Light hydrocarbons mainly consisting of ethane, propane and butane which are liquid under pressure at normal temperature.

•          Oil sands: A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil.

•          Oil and gas value chains: Describes the value that is being added at each step from 1) exploring; 2) developing; 3) producing; 4) transportation and refining; and 5) marketing and distribution.

•          Petroleum: A collective term for hydrocarbons, whether solid, liquid or gaseous. Hydrocarbons are compounds formed from the elements hydrogen

(H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas.

•          Proved reserves: Reserves claimed to have a reasonable certainty (normally at least 90% confidence) of being recoverable under existing economic and political conditions, and using existing technology. They are the only type the US Securities and Exchange Commission allows oil companies to report.

•          Rebased production: Equity production is adjusted for full year impact of transactions and redetermination.

•          Refining reference margin: Is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.

•          Rig year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period.

•          Share turnover: Turnover of shares is a measure of stock liquidity calculated by dividing the total number of shares traded over a period by the average number of shares outstanding for the period. The higher the share turnover, the more liquid the share of the company.

•          Syncrude: The output from bitumen extra heavy oil upgrader facility used in connection with oil sand production.

•          Upstream: Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface.

•          VOC (volatile organic compounds): Organic chemical compounds that have high enough vapour pressures under normal conditions to significantly vaporise and enter the earth's atmosphere (e.g. gasses formed under loading and offloading of crude oil).

•          Wildcat well: The first well to test a new, clearly defined geological unit (prospect).

•          Økokrim: Prosecution of Economic and Environmental Crime in Norway.

208   Statoil, Annual Report on Form 20-F 2014

10 Forward-looking statements

This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Business overview" and "Strategy and market overview". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; future credit rating; business strategy; growth strategy; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the Wintershall agreement, interests in the Shah Deniz project and the South Caucasus Pipeline,  interests in the Marcellus onshore play  in the U.S., the Kai Kos Dehseh oil sands swap agreement, the UK Mariner project, the Peregrino phase II project in Brazil, in addition to the Johan Sverdrup, Aasta Hansteen and Gina Krogh projects on the NCS, discoveries on the NCS and internationally; our ownership share in Gassled; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; recovery factors and levels; future margins; projected returns; future levels or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance; plans for cessation and decommissioning; oil and gas production forecasts and reporting; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; expectations relating to licences; oil, gas, alternative fuel and energy prices and volatility; oil, gas, alternative fuel and energy supply and demand; renewable energy production, industry outlook and carbon capture and storage; organisational structure and policies; planned responses to climate change; technological innovation, implementation, position and expectations; future energy efficiency; projected operational costs or savings; our ability to create or improve value; future sources of financing; exploration and project development expenditure; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution and amounts of dividends are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk review", and in "Operational review", and elsewhere in this Annual Report on Form 20-F.

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

Statoil, Annual Report on Form 20-F 2014    209

11 Signature page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STATOIL ASA

(Registrant)

By: /s/    Torgrim Reitan

Name:     Torgrim Reitan

Title:       Executive Vice President and Chief Financial Officer

Dated:  19 March 2015

210   Statoil, Annual Report on Form 20-F 2014

12 Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit no	Description

Exhibit 1	Articles of Association of Statoil ASA, as amended, effective from 14 May 2013 (English translation).
Exhibit 4(a)(i)

Technical Services Agreement between Gassco AS and Statoil Petroleum AS, dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(i) to Statoil’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-15200)).

Exhibit 4(c)	Employment agreement with Eldar Sætre as of 4 February 2015.
Exhibit 7	Calculation of ratio of earnings to fixed charges.
Exhibit 8	Subsidiaries (see Section 3.9 “Significant subsidiaries” included in this Annual Report).
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer.*
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer.*
Exhibit 15(a)(i)	Consent of KPMG AS.
Exhibit 15(a)(ii)	Consent of DeGolyer and MacNaughton.
Exhibit 15(a)(iii)	Report of DeGoyler and MacNaughton.

*	Furnished only

The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Statoil ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Statoil, Annual Report on Form 20-F 2014    211

13 Cross reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected Financial Data	1.2; 4.1.2; 6; 6.1.1; 6.7
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.1
Item 4.	Information on the Company
	A. History and Development of the Company	3.1; 3.2; 4.1.4; 4.1.5; 4.2.3; 8.1.4
	B. Business Overview	2; 3; 4.1.1; 4.1.3
	C. Organizational Structure	3.1; 3.4; 3.9
	D. Property, Plants and Equipment	3.5 - 3.7; 3.13; 4.2.3; 8.1.11; 8.1.22
	Oil and Gas Disclosures	3.10.1; 3.10.2; 3.11; 3.11.1; 3.11.2; 3.11.3; 3.11.4; 8.1.27; Exhibit 15(a)(iv)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.12; 4.1; 4.2.4; 5.2.1; 8.1.25
	B. Liquidity and Capital Resources	4.2; 4.2.1; 4.2.2; 4.2.5; 5.2.1; 5.2.2; 8.1.5; 8.1.16; 8.1.18; 8.1.25
	C. Research and development, Patents and Licenses, etc.	3.8.2; 8.1.7
	D. Trend Information	2; 3.3; 3.5.1; 3.5.3; 3.5.4; 3.6; 3.7.1; 3.11; 3.12.3; 4.2; 5; 8.1.23
	E. Off-Balance Sheet Arrangements	4.2.5; 4.2.6; 8.1.22; 8.1.23
	F. Tabular Disclosure of Contractual Obligations	4.2.5
	G. Safe Harbor	10
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.6; 7.8
	B. Compensation	7.9; 8.1.19
	C. Board Practices	7.5; 7.6; 7.8
	D. Employees	3.16.1; 3.16.3
	E. Share Ownership	6.2.1; 7.6; 7.8; 7.10
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.8
	B. Related Party Transactions	3.14; 8.1.24
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4.1.3; 5.3; 6.1; 8
	B. Significant Changes	8.1.27
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4
	B. Plan of Distribution	N/A
	C. Markets	6; 6.4; 7.7
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	6.1; 6.8; 7.1; 7.3; 7.10; 8.1.17
	C. Material Contracts	N/A
	D. Exchange Controls	6.6
	E. Taxation	6.5
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	5; 8.1.5; 8.1.25
Item 12.	Description of Securities Other than Equity Securities	5; 8.1.5; 8.1.25
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	6.4.2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	7.12; 8.2.2
Item 16A.	Audit Committee Financial Expert	7.6.1
Item 16B.	Code of Ethics	7.2
Item 16C.	Principal Accountant Fees and Services	7.1
Item 16D.	Exemptions from the Listing Standards for Audit Committees	7.7
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	6.2
Item 16F.	Changes in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	7.7
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	8
Item 19.	Exhibits	12

STATOIL ASA
BOX 8500
NO-4035 STAVANGER
NORWAY
TELEPHONE: +47 51 99 00 00

www.statoil.com

212   Statoil, Annual Report on Form 20-F 2014

Statoil, Annual Report on Form 20-F 2014    213