Form 20-F
STATOIL ASA
filed 2016-04-12
CIK 1140625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

                                                                                     FORM 20-F/A

                                                                                 Amendment No. 1

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes X No

Statoil, Annual Report on Form 20-F 2015    1

2   Statoil, Annual Report on Form 20-F 2015

Statoil, Annual Report on Form 20-F 2015    3

2015 Annual Report on Form 20-F

1 Introduction ... 6

1.1 About the report ... 6

1.2 Key figures and highlights ... 7

2 Strategy and market overview ... 8

2.1 Statoil’s business environment ... 8

2.1.1 Market overview ... 8

2.1.2 Oil prices and refining margins ... 9

2.1.3 Natural gas prices ... 10

2.2 Statoil’s corporate strategy ... 10

2.3 Group outlook ... 12

3 Business overview ... 13

3.1 Our history ... 13

3.2 Our business ... 13

3.3 Our competitive position ... 14

3.4 Corporate structure ... 14

3.5 Development and Production Norway (DPN) ... 16

3.5.1 DPN overview ... 16

3.5.2 Fields in production on the NCS... 17

3.5.2.1 Operations North ... 20

3.5.2.2 Operations Mid-Norway ... 20

3.5.2.3 Operations West ... 20

3.5.2.4 Operations South ... 21

3.5.2.5 Partner-operated fields ... 22

3.5.3 Exploration on the NCS ... 22

3.5.4 Fields under development on the NCS ... 23

3.5.5 Decommissioning on the NCS ... 24

3.6 Development and Production International (DPI) ................................................................................................................................................................................................... 25

3.6.1 DPI overview ... 25

3.6.2 International production ... 26

3.6.2.1 North America ... 28

3.6.2.2 South America ... 29

3.6.2.3 Sub-Saharan Africa ... 29

3.6.2.4 North Africa ... 30

3.6.2.5 Europe and Asia ... 30

3.6.3 International exploration ... 31

3.6.4 Fields under development internationally ... 33

3.6.4.1 North America ... 33

3.6.4.2 South America ... 34

3.6.4.3 Sub-Saharan Africa ... 34

3.6.4.4 North Africa ... 34

3.6.4.5 Europe and Asia ... 34

3.7 Marketing, Midstream and Processing (MMP) ... 36

3.7.1 MMP overview ... 36

3.7.2 Marketing and Trading ... 37

3.7.2.1 Marketing and trading of gas and LNG ...................................................................................................................................................................................................... 37

3.7.2.2 Marketing and trading of liquids ... 38

3.7.3 Asset Management ... 38

3.7.3.1 Production plants ... 38

3.7.3.2 Terminals and storage ... 39

3.7.3.3 Pipelines ... 39

3.7.4 Processing and Manufacturing ... 40

3.8 Other Group ... 42

3.8.1 New Energy Solutions (NES) ... 42

3.8.2 Global Strategy and Business Development (GSB) ........................................................................................................................................................................................ 43

3.8.3 Technology, Projects and Drilling (TPD) ... 43

3.8.4 Corporate staffs and support functions ... 44

3.9 Significant subsidiaries ... 45

3.10 Production volumes and prices ... 45

3.10.1 Entitlement production ... 45

3.10.2 Sales prices ... 47

3.11 Proved oil and gas reserves ... 48

2 Statoil, Annual Report on Form 20-F 2015

3.11.1 Development of reserves... 52

3.11.2 Preparations of reserves estimates ... 53

3.11.3 Operational statistics ... 53

3.11.4 Delivery commitments ... 55

3.12 Applicable laws and regulations ... 55

3.12.1 Norwegian petroleum laws and licensing system ........................................................................................................................................................................................ 55

3.12.2 Gas sales and transportation from the NCS .................................................................................................................................................................................................. 57

3.12.3 The Norwegian State's participation ... 57

3.12.4 SDFI oil and gas marketing and sale ... 57

3.12.5 HSE regulation ... 58

3.12.6 Taxation of Statoil ... 58

3.13 Property, plant and equipment ... 60

3.14 Related party transactions ... 60

3.15 Insurance ... 60

3.16 People and the group ... 61

3.16.1 Employees in Statoil ... 61

3.16.2 Equal opportunities ... 62

3.16.3 Unions and representatives ... 62

3.17 Safety, security and sustainability ... 63

4 Financial review ... 65

4.1 Operating and financial review ... 65

4.1.1 Sales volumes ... 65

4.1.2 Group profit and loss analysis ... 66

4.1.3 Segment performance and analysis ... 70

4.1.4 DPN profit and loss analysis ... 72

4.1.5 DPI profit and loss analysis ... 73

4.1.6 MMP profit and loss analysis ... 75

4.1.7 Other operations... 77

4.2 Liquidity and capital resources ... 78

4.2.1 Review of cash flows ... 78

4.2.2 Financial assets and debt ... 79

4.2.3 Investments ... 81

4.2.4 Impact of reduced prices ... 82

4.2.5 Principal contractual obligations ... 82

4.2.6 Off balance sheet arrangements... 83

4.3 Accounting Standards (IFRS) ... 83

4.4 Non-GAAP measures ... 83

4.4.1 Return on average capital employed (ROACE) ................................................................................................................................................................................................ 83

4.4.2 Net debt to capital employed ratio ... 85

5 Risk review ... 86

5.1 Risk factors ... 86

5.1.1 Risks related to our business ... 86

5.1.2 Legal and regulatory risks ... 92

5.1.3 Risks related to state ownership ... 94

5.2 Risk management ... 95

5.2.1 Managing operational risk ... 95

5.2.2 Managing financial risk ... 95

5.2.3 Disclosures about market risk ... 97

5.3 Legal proceedings ... 97

6 Shareholder information ... 98

6.1 Dividend policy ... 100

6.1.1 Dividends ... 100

6.2 Shares purchased by issuer ... 101

6.2.1 Statoil's share savings plan ... 101

6.3 Information and communications ... 102

6.3.1 Investor contact ... 102

6.4 Market and market prices ... 103

6.4.1 Share prices ... 103

6.4.2 Statoil ADR programme fees ... 104

6.5 Taxation ... 105

6.6 Exchange controls and limitations ... 108

6.7 Exchange rates ... 109

6.8 Major shareholders ... 110

7 Corporate governance ... 112

7.1 Articles of association ... 112

Statoil, Annual Report on Form 20-F 2015 3

7.2 Code of Conduct... 113

7.3 General meeting of shareholders ... 114

7.4 Nomination committee... 115

7.5 Corporate assembly ... 116

7.6 Board of directors ... 119

7.6.1 Audit committee ... 123

7.6.2 Compensation and executive development committee ............................................................................................................................................................................ 124

7.6.3 Safety, sustainability and ethics committee .................................................................................................................................................................................................. 124

7.7 Compliance with NYSE listing rules ... 125

7.8 Management ... 127

7.9 Compensation to governing bodies ... 130

7.10 Share ownership ... 141

7.11 Independent auditor ... 141

7.12 Controls and procedures ... 143

8 Consolidated financial statements Statoil ... 144

8.1 Notes to the Consolidated financial statements ................................................................................................................................................................................................... 149

1 Organisation ... 149

2 Significant accounting policies ... 149

3 Segments ... 158

4 Acquisitions and disposals... 161

5 Financial risk management ... 162

6 Remuneration ... 165

7 Other expenses ... 166

8 Financial items ... 167

9 Income taxes ... 168

10 Earnings per share ... 170

11 Property, plant and equipment ... 170

12 Intangible assets ... 173

13 Financial investments and non-current prepayments ..................................................................................................................................................................................... 175

14 Inventories ... 175

15 Trade and other receivables ... 176

16 Cash and cash equivalents ... 176

17 Shareholders' equity ... 176

18 Finance debt ... 177

19 Pensions ... 178

20 Provisions ... 182

21 Trade and other payables ... 183

22 Leases ... 184

23 Other commitments, contingent liabilities and contingent assets ............................................................................................................................................................. 184

24 Related parties ... 186

28 Subsequent events ... 206

9 Terms and definitons ... 209

10 Forward-looking statements ... 212

11 Signature page ... 213

12 Exhibits ... 214

13 Cross reference to Form 20-F... 215

EXPLANATORY NOTE

Statoil ASA (“Statoil”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016. Due solely to an administrative error, certain of the information included in the 2015 Form 20-F was inadvertently omitted or published in Norwegian. For the convenience of the reader, the Amendment sets forth the original filing in its entirety, except that the following sections have been amended: Section 1.2, Section 4.2.1, Section 7.9, Section 8.0 and Section 8.1.

This Amendment does not contain any changes to data, disclosure or footnotes as otherwise presented in the 2015 Form 20-F.  Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2015 Form 20-F or reflect events that have occurred after the filing of the 2015 Form 20-F. The 2015 Form 20-F continues to speak as of the dates described therein. This amendment should be read in conjunction with Statoil's filings made with the SEC subsequent to the 2015 Form 20-F, as information in such filings may update or supersede certain information contained in the 2015 Form 20-F and in this Form 20-F/A.

Statoil is filing as Exhibits 12.1 and 12.2 and 13.1 and 13.2 to this Form 20-F/A, currently dated certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002.

4   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    5

1.2 Key figures and highlights

Statoil publishes financial data in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

(in NOK billion, unless stated otherwise)	For the year ended 31 December
	2015	2014	2013	2012	2011

Financial information
Total revenues and other income4)	482.8	622.7	634.5	718.2	670.0
Net operating income	14.9	109.5	155.5	206.6	211.8
Net income	(37.3)	22.0	39.2	69.5	78.4
Non-current finance debt	264.0	205.1	165.5	101.0	111.6
Net interest-bearing debt before adjustments	122.0	89.2	58.0	39.3	71.0
Total assets	966.7	986.4	885.6	784.4	768.6
Share capital	8.0	8.0	8.0	8.0	8.0
Non-controlling interest	0.3	0.4	0.5	0.7	6.2
Total equity	355.1	381.2	356.0	319.9	285.2
Net debt to capital employed ratio before adjustments	25.6%	19.0%	14.0%	10.9%	19.9%
Net debt to capital employed ratio adjusted	26.8%	20.0%	15.2%	12.4%	21.1%
Calculated ROACE based on Average Capital Employed before adjustments	(8.0%)	2.7%	11.3%	18.7%	22.1%

Operational information
Equity oil and gas production (mboe/day)	1,971	1,927	1,940	2,004	1,850
Proved oil and gas reserves (mmboe)	5,060	5,359	5,600	5,422	5,426
Reserve replacement ratio (three-year average)	0.81	0.97	1.15	1.01	0.90
Production cost equity volumes (NOK/boe, last 12 months)	48	49	44	42	42

Share information1)
Diluted earnings per share NOK	(11.8)	6.87	12.50	21.60	24.70
Share price at Oslo Børs (Norway) on 31 December in NOK	123.70	131.20	147.00	139.00	153.50
Dividend per share NOK 2)	7.62	7.20	7.00	6.75	6.50
Dividend per share USD 2),3)	1.07	0.97	1.15	1.21	1.08
Weighted average number of ordinary shares outstanding (in thousands)	3,179,443	3,179,959	3,180,684	3,181,546	3,182,113

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

6   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    7

multi-year wave of gas supply growth came to an end in 2015, but demand could not keep up with supply growth, and prices fell. A strong supply of pipeline gas to Europe and an emerging oversupply of LNG have further depressed gas prices.

8   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    9

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

10   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    11

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

12   Statoil, Annual Report on Form 20-F 2015

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

Statoil's business address is Forusbeen 50, N-4035 Stavanger, Norway. Its telephone number is +47 51 99 00 00.

Statoil, Annual Report on Form 20-F 2015    13

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

Technology, Projects and Drilling (TPD)

14   Statoil, Annual Report on Form 20-F 2015

TPD's ambition is to provide safe, efficient and cost-competitive global well and project delivery, technological excellence, and research and development. Cost-competitive procurement is an important contributory factor, although group-wide procurement services are also expected to help to drive costs in the group down.

Statoil, Annual Report on Form 20-F 2015    15

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

16   Statoil, Annual Report on Form 20-F 2015

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

DPN is also working to extend production from our existing fields through improved reservoir management and the application of new technology.

Statoil, Annual Report on Form 20-F 2015    17

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

	For the year ended December 31,
	2015			2014			2013
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas
Area production	mbbl	mmcm	mboe/day	mbbl	mmcm	mboe/day	mbbl	mmcm	mboe/day

Operations North	32	7	78	36	7	80	24	5	56
Operations Mid	113	17	218	126	17	235	126	15	222
Operations West	267	51	591	264	43	535	290	48	589
Operations South	134	13	214	107	11	177	94	12	167
Partner Operated Fields	50	13	132	55	16	157	58	20	182

Total	595	101	1,232	588	95	1,184	591	99	1,217

18   Statoil, Annual Report on Form 20-F 2015

The following table shows the NCS production by fields and field areas in which Statoil was participating as of 31 December 2015.

Business cluster	Geographical area	Statoil's equity interest in %	Operator	On stream	Licence expiry date		Average daily production in 2015 mboe/day

Operations North
Snøhvit	The Barents Sea	36.79	Statoil	2007	2035		47.1
Norne	The Norwegian Sea	39.10	Statoil	1997	2026		5.9
Alve	The Norwegian Sea	85.00	Statoil	2009	2029		10.6
Urd	The Norwegian Sea	63.95	Statoil	2005	2026		14.2

Total Operations North							77.9

Operations Mid-Norway
Åsgard	The Norwegian Sea	34.57	Statoil	1999	2027		92.1
Morvin	The Norwegian Sea	64.00	Statoil	2010	2027		16.3
Mikkel	The Norwegian Sea	43.97	Statoil	2003	2020	1)	14.3
Tyrihans	The Norwegian Sea	58.84	Statoil	2009	2029		49.6
Kristin	The Norwegian Sea	55.30	Statoil	2005	2033	2)	24.5
Heidrun	The Norwegian Sea	13.04	Statoil	1995	2024	3)	8.7
Njord	The Norwegian Sea	20.00	Statoil	1997	2021	4)	6.1
Hyme	The Norwegian Sea	35.00	Statoil	2013	2014	5)	6.2

Total Operations Mid-Norway							217.8

Operations West
Troll Phase 1 (Gas)	The North Sea	30.58	Statoil	1996	2030		185.2
Troll Phase 2 (Oil)	The North Sea	30.58	Statoil	1995	2030		38.2
Fram	The North Sea	45.00	Statoil	2003	2024		16.9
Fram H Nord	The North Sea	49.20	Statoil	2014	2024		2.3
Oseberg	The North Sea	49.30	Statoil	1988	2031		86.4
Tune	The North Sea	50.00	Statoil	2002	2032	6)	1.9
Gullfaks	The North Sea	51.00	Statoil	1986	2036		69.4
Gimle	The North Sea	65.13	Statoil	2006	2034	7)	2.6
Kvitebjørn	The North Sea	39.55	Statoil	2004	2031		64.0
Valemon	The North Sea	57.76	Statoil	2015	2031		16.4
Visund	The North Sea	53.20	Statoil	1999	2034		48.5
Grane	The North Sea	36.66	Statoil	2003	2030		45.8
Volve	The North Sea	59.60	Statoil	2008	2028		10.0
Veslefrikk	The North Sea	18.00	Statoil	1989	2020	8)	3.1

Total Operation West							590.5

Operations South
Sleipner Vest	The North Sea	58.35	Statoil	1996	2028		49.2
Sleipner Øst	The North Sea	59.60	Statoil	1993	2028		44.4
Gungne	The North Sea	62.00	Statoil	1996	2028		10.0
Gudrun	The North Sea	36.00	Statoil	2014	2028	9)	6.1
Statfjord Unit	The North Sea	44.34	Statoil	1979	2026		42.6
Statfjord Øst	The North Sea	31.69	Statoil	1994	2026	10)	1.3
Statfjord Nord	The North Sea	21.88	Statoil	1995	2026		1.2
Sygna	The North Sea	30.71	Statoil	2000	2026	10)	0.8
Snorre	The North Sea	33.28	Statoil	1992	2015	11)	35.6
Vigdis area	The North Sea	41.50	Statoil	1997	2024		14.6
Tordis area	The North Sea	41.50	Statoil	1994	2024		8.2

Total Operations South							214.0

Statoil, Annual Report on Form 20-F 2015    19

Business cluster	Geographical area	Statoil's equity interest in %1)	Operator	On stream	Licence expiry date		Average daily production in 2015 mboe/day

Partner Operated Fields
Ormen Lange	The Norwegian Sea	25.35	Shell	2007	2041	12)	47.8
Skarv	The Norwegian Sea	36.17	BP Norge AS	2013	2033	13)	46.8
Ekofisk area	The North Sea	7.60	ConocoPhillips	1971	2028		14.3
Marulk	The North Sea	50.00	Eni Norge AS	2012	2025		13.2
Vilje	The North Sea	28.85	Marathon Oil	2008	2021		4.0
Sigyn	The North Sea	60.00	ExxonMobil	2002	2022		3.8
Ringhorne Øst	The North Sea	14.82	ExxonMobil	2006	2030		1.7
Edvard Grieg	The North Sea	15.00	Lundin Norway AS	2015	2035		0.4

Total Partner Operated Fields							131.9

Total							1,232.0

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

20   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    21

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

22   Statoil, Annual Report on Form 20-F 2015

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

The table below shows the exploration and development wells drilled on the NCS in the last three years.

	2015	2014	2013

North Sea
Statoil operated exploratory	11	11	11
Partner operated exploratory	3	7	10

Norwegian Sea
Statoil operated exploratory	5	0	7
Partner operated exploratory	1	1	1

Barents Sea
Statoil operated exploratory	0	9	2
Partner operated exploratory	1	1	4

Totals
Exploratory	21	29	35
Exploration extension wells	3	2	7

Statoil, Annual Report on Form 20-F 2015    23

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

24   Statoil, Annual Report on Form 20-F 2015

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

For further information about decommissioning see note 2 Significant accounting policies to the Consolidated financial statements.

Statoil, Annual Report on Form 20-F 2015    25

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

DPI countries with producing assets
DPI countries with discoveries / exploration acreage

26   Statoil, Annual Report on Form 20-F 2015

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

	For the year ended 31 December
Entitlement production	2015	2014	2013

Oil and NGL (mboe per day)	436	383	354
Natural gas (mmcm per day)	23	26	23
Total (mboe per day)	580	546	502

Statoil, Annual Report on Form 20-F 2015    27

The table below provides information about the fields that contributed to production in 2015

Producing fields during calendar year 2015

Field	Statoil's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production mboe/day	Average daily entitlement production mboe/day

North America					282.3	239.7
US: Marcellus 1)	Varies	Statoil/others	2008	HBP2)	115.7	96.9
US: Bakken 1)	Varies	Statoil/others	2011	HBP2)	61.6	49.3
US: Eagle Ford 1)	Varies	Statoil	2010	HBP2)	34.7	26.6
US: Tahiti	25.00	Chevron	2009	HBP2)	16.9	13.9
US: Caesar Tonga	23.55	Anadarko	2012	HBP2)	9.1	8.7
US: St. Malo	21.50	Chevron	2014	HBP2)	7.6	7.6
US: Jack	25.00	Chevron	2014	HBP2)	6.6	6.6
Canada: Leismer Demo	100.00	Statoil	2010	HBP2)	19.9	19.9
Canada: Terra Nova	15.00	Suncor	2002	2022	5.4	5.4
Canada: Hibernia/Hibernia southern extension3)	Varies	HMDC	1997	2027	4.8	4.8

South America					43.5	43.5
Brazil: Peregrino	60.00	Statoil	2011	2034	43.5	43.5

Sub-Saharan Africa					273.3	197.8
Angola, Block 17	23.33	Total	2001	2022-344)	161.9	113.9
Angola, Block 15	13.33	ExxonMobil	2004	2026-324)	41.8	22.6
Angola, Block 31	13.33	BP	2012	2031	20.9	19.0
Angola: Block 4/055)	20.00	Sonangol P&P	2009	2026	1.4	1.3
Nigeria: Agbami	20.21	Chevron	2008	2024	47.3	41.0

North Africa					49.6	43.6
Algeria: In Salah	31.85	Sonatrach/BP/Statoil	2004	2027	32.5	30.6
Algeria: In Amenas	45.90	Sonatrach/BP/Statoil	2006	2022	17.1	13.3
Libya: Mabruk	12.50	Mabruk Oil Operations	1995	2033	0.0	(0.0)6)
Libya: Murzuq	10.00	Akakus Oil Operations	2003	2033	0.0	(0.2)6)

Europe and Asia					78.3	43.9
Azerbaijan: ACG	8.56	BP	1997	2024	54.3	24.2
Azerbaijan: Shah Deniz 7)	15.50	BP	2006	2041	12.0	10.0
Russia: Kharyaga	30.00	Total	1999	2032	9.4	7.1
UK: Alba	17.00	Chevron	1994	2018	2.5	2.5
UK: Jupiter	30.00	ConocoPhillips	1995	HBP2)	0.1	0.1
Ireland: Corrib8)	36.50	Shell	2015	2031	0.0	0.0

Total Development and Production International (DPI)					727.0	568.5

Equity accounted production
Venezuela: Petrocedeño9)	9.68	Petrocedeño	2008	2033	11.6	11.6

Total Development and Production International (DPI) including share of equity accounted production					738.7	580.2

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

28   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    29

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

30   Statoil, Annual Report on Form 20-F 2015

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

Russia

The Kharyaga oil field is located onshore in the Timan Pechora basin in north-west Russia. The field is governed by a PSA.

For information related to risk in Russia see section 5.1.1 Risks related to our business.

United Kingdom

Statoil, Annual Report on Form 20-F 2015    31

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

32   Statoil, Annual Report on Form 20-F 2015

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

See section 5.1.1 Risks related to our business for information regarding sanctions against Russia.

Statoil, Annual Report on Form 20-F 2015    33

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

34   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    35

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

36   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    37

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

38   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    39

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

40   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    41

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

42   Statoil, Annual Report on Form 20-F 2015

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

As of 1 January 2016 responsibility for operation of Snøhvit onshore facilities has been transferred from DPN to MMP.

For further information about Statoil's operated onshore facilities and pipelines see section 3.7.3 Asset Management.

Statoil, Annual Report on Form 20-F 2015    43

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

44   Statoil, Annual Report on Form 20-F 2015

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

Key events in 2015:

Statoil, Annual Report on Form 20-F 2015    45

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

46   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    47

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

48   Statoil, Annual Report on Form 20-F 2015

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

		For the year ended 31 December
Entitlement production		2015	2014	2013

Norway
Oil and Condensate (mmbbls)		174	173	174
NGL (mmbbls)		44	42	42
Natural gas (bcf)		1,306	1,229	1,264
Combined oil, condensate, NGL and gas (mmboe)		450	434	441

Eurasia excluding Norway
Oil and Condensate (mmbbls)		13	14	15
Natural gas (bcf)		16	56	72
Combined oil, condensate, NGL and gas (mmboe)		16	24	28

Africa
Oil and Condensate (mmbbls)		75	64	58
NGL (mmbbls)		3	2	1
Natural gas (bcf)		63	38	40
Combined oil, condensate, NGL and gas (mmboe)		88	72	66

Americas
Oil and Condensate (mmbbls)		62	55	50
NGL (mmbbls)		7	7	4
Natural gas (bcf)		215	242	196
Combined oil, condensate, NGL and gas (mmboe)		107	106	89

Total
Oil and Condensate (mmbbls)		324	306	298
NGL (mmbbls)		54	51	47
Natural gas (bcf)		1,600	1,565	1,571
Combined oil, condensate, NGL and gas (mmboe)		662	635	625

Troll field 1)
Oil and Condensate (mmbbls)		14	14	14
NGL (mmbbls)		2	2	2
Natural gas (bcf)		386	317	304
Combined oil, condensate, NGL and gas (mmboe)		85	73	70

1)	Note that Troll is also included in Norway stated above.

Statoil, Annual Report on Form 20-F 2015    49

3.10.2 Sales prices

The following tables present realised sales prices.

	Norway	Eurasia excluding Norway	Africa	Americas

Year ended 31 December 2015
Average sales price oil and condensate in USD per bbl	52.2	50.7	49.4	39.4
Average sales price NGL in USD per bbl	30.1	-	26.2	12.5
Average sales price natural gas in NOK per Sm3	2.2	1.4	1.7	0.8

Year ended 31 December 2014
Average sales price oil and condensate in USD per bbl	98.3	101.3	95.6	78.3
Average sales price NGL in USD per bbl	59.3	-	59.7	37.3
Average sales price natural gas in NOK per Sm3	2.3	1.3	2.2	1.0

Year ended 31 December 2013
Average sales price oil and condensate in USD per bbl	109.1	110.5	107.3	89.1
Average sales price NGL in USD per bbl	67.4	-	69.7	59.2
Average sales price natural gas in NOK per Sm3	2.4	0.9	2.1	0.8

50   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    51

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

52   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    53

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

54   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    55

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

56   Statoil, Annual Report on Form 20-F 2015

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

	Norway	Eurasia excluding Norway	Africa	Americas	Oceania	Total

Year 2015
Net productive and dry exploratory wells drilled	10.2	1.0	2.5	2.6	-	16.3
- Net dry exploratory wells drilled	4.6	0.4	0.5	0.9	-	6.4
- Net productive exploratory wells drilled	5.6	0.7	2.0	1.7	-	9.9

Net productive and dry development wells drilled	32.1	4.1	10.6	228.8	-	275.6
- Net dry development wells drilled	3.6	-	4.3	0.3	-	8.2
- Net productive development wells drilled	28.6	4.1	6.3	228.5	-	267.4

Year 2014
Net productive and dry exploratory wells drilled	12.0	1.0	4.7	3.4	3.6	24.7
- Net dry exploratory wells drilled	3.4	1.0	2.7	1.6	3.6	12.2
- Net productive exploratory wells drilled	8.6	-	2.0	1.9	-	12.5

Net productive and dry development wells drilled	26.9	2.7	8.5	386.1	-	424.2
- Net dry development wells drilled	3.5	-	1.1	1.2	-	5.8
- Net productive development wells drilled	23.4	2.7	7.4	384.9	-	418.4

Year 2013
Net productive and dry exploratory wells drilled	19.3	0.3	2.2	2.3	-	24.0
- Net dry exploratory wells drilled	7.3	0.3	2.2	2.3	-	12.0
- Net productive exploratory wells drilled	12.0	-	-	-	-	12.0

Net productive and dry development wells drilled	26.7	2.3	5.9	321.9	-	356.7
- Net dry development wells drilled	1.7	-	0.7	1.3	-	3.7
- Net productive development wells drilled	24.9	2.3	5.3	320.6	-	353.1

Statoil, Annual Report on Form 20-F 2015    57

58   Statoil, Annual Report on Form 20-F 2015

Exploratory and development drilling in process

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil at 31 December 2015.

		Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2015

Number of wells in progress
Development wells	- gross	68	4	13	202	287
	- net	24.5	0.3	2.7	67.7	95.2
Exploratory wells	- gross	1	-	-	8	9
	- net	0.4	-	-	5.4	5.8

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

Statoil, Annual Report on Form 20-F 2015    59

60   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    61

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

Objectives

62   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    63

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

64   Statoil, Annual Report on Form 20-F 2015

subject to a special petroleum tax in addition to ordinary corporate tax. In general, the fiscal terms surrounding these licences are non-negotiable and the company is subject to legislative changes in the tax laws.

Statoil, Annual Report on Form 20-F 2015    65

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

66   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    67

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

68   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    69

Statoil’s efforts to reduce direct greenhouse gas (GHG) emissions includes improving energy efficiency; reducing methane emissions; eliminating routine flaring and scaling up carbon capture and storage.

The production from Statoil-operated assets increased from 997 mmboe in 2014 to 1073 mmboe in 2015. [1]
The total direct GHG emissions from Statoil’s operated assets remained stable at 16.3 million tonnes CO2 equivalents in 2015. GHG emissions include carbon dioxide (CO2) and methane (CH4), where CO2 constitutes the largest part (15.4 million tonnes in 2015).

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

70   Statoil, Annual Report on Form 20-F 2015

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

5)	The line item SDFI assets owned by the Norwegian State include sales of both equity production and third party gas.

Statoil, Annual Report on Form 20-F 2015    71

72   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    73

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

74   Statoil, Annual Report on Form 20-F 2015

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

Exploration expenses	For the year ended 31 December
(in NOK billion)	2015	2014	2013	15-14 change	14-13 change

Exploration expenditures (activity)	23.1	23.9	21.8	(3%)	10%
Expensed, previously capitalised exploration expenditures	1.7	2.4	1.9	(28%)	26%
Capitalised share of current period's exploration activity	(9.2)	(7.3)	(6.9)	27%	6%
Impairments, net of reversals	15.4	11.3	1.2	36%	>100%

Exploration expenses	31.0	30.3	18.0	2%	69%

In 2015, exploration expenses were NOK 31.0 billion, a 2% increase compared to 2014 when exploration expenses were NOK 30.3 billion.

In 2013, exploration expenses were NOK 18.0 billion

Statoil, Annual Report on Form 20-F 2015    75

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

76   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    77

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

	For the year ended 31 December
(in NOK billion)	2015	2014	2013

Development & Production Norway
Total revenues and other income	139.5	182.2	202.2
Net operating income	57.6	111.7	137.1
Non-current segment assets1)	244.1	262.0	247.6

Development & Production International
Total revenues and other income	68.4	85.2	81.9
Net operating income	(66.9)	(19.5)	16.4
Non-current segment assets1)	330.1	333.8	286.5

Marketing, Midstream and Processing
Total revenues and other income	467.4	597.3	608.6
Net operating income	23.7	16.2	2.6
Non-current segment assets1)	49.2	46.3	39.3

Other
Total revenues and other income	3.2	0.3	1.0
Net operating income	(0.8)	(1.5)	(1.1)
Non-current segment assets1)	6.1	5.1	5.6

Eliminations2)
Total revenues and other income	(195.7)	(242.3)	(259.1)
Net operating income	1.2	2.6	0.4
Non-current segment assets1)	-	-	-

Statoil group
Total revenues and other income	482.8	622.7	634.5
Net operating income	14.9	109.5	155.5
Non-current segment assets1)	629.5	647.3	578.9

1)	Deferred tax assets, pension assets, equity accounted investments and non-current financial instruments are not allocated to segments.
2)	Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

78   Statoil, Annual Report on Form 20-F 2015

Statoil, Annual Report on Form 20-F 2015    79

The following tables show total revenues by geographic area.

2015 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	182.4	86.9	39.8	45.4	15.7	370.1
US	29.9	9.1	4.3	12.8	7.7	63.8
Sweden	0.0	0.0	0.0	14.2	1.0	15.2
Denmark	0.0	0.0	0.0	14.1	0.1	14.1
Other	10.8	3.6	0.1	0.0	5.4	19.8

Total revenues (excluding net income (loss) from equity accounted investments) and other income	223.1	99.6	44.2	86.5	29.8	483.1

2014 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	256.2	81.0	55.0	54.4	18.7	465.3
US	49.9	13.8	4.0	14.8	8.6	91.2
Sweden	0.0	0.0	0.0	16.5	1.7	18.2
Denmark	0.0	0.0	0.0	19.1	0.2	19.3
Other	18.6	4.4	0.4	0.0	5.4	28.8

Total revenues (excluding net income (loss) from equity accounted investments and other income	324.6	99.3	59.5	104.8	34.7	622.9

2013 Total revenues and other income by geographic area	Crude oil	Gas	NGL	Refined products	Other	Total sales
(in NOK billion)

Norway	238.0	92.7	61.7	69.5	14.0	475.9
US	62.9	13.5	2.5	10.9	4.7	94.5
Sweden	0.0	0.0	0.0	17.2	(0.1)	17.1
Denmark	0.0	0.0	0.0	21.3	0.1	21.4
Other	20.6	4.2	0.3	0.0	0.4	25.5

Total revenues (excluding net income (loss) from equity accounted investments and other income	321.5	110.4	64.5	118.9	19.1	634.4

80   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    81

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

82   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    83

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

84   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    85

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

86   Statoil, Annual Report on Form 20-F 2015

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

CONSOLIDATED STATEMENT OF CASH FLOWS
		Full year
(in NOK billion)	Note	2015	2014	2013

Income before tax		4.3	109.4	138.4

Depreciation, amortisation and net impairment losses	11, 12	133.8	101.4	72.4
Exploration expenditures written off	12	17.1	13.7	3.1
(Gains) losses on foreign currency transactions and balances		(0.4)	(3.1)	4.8
(Gains) losses from dispositions	4	(17.3)	(12.4)	(17.6)
(Increase) decrease in other items related to operating activities		19.8	3.9	6.6
(Increase) decrease in net derivative financial instruments	25	9.2	(2.8)	11.7
Interest received		2.9	2.1	2.1
Interest paid		(3.6)	(3.4)	(2.5)

Cash flows provided by operating activities before taxes paid and working capital items		165.8	208.8	218.8

Taxes paid		(65.7)	(96.6)	(114.2)

(Increase) decrease in working capital		8.9	14.2	(3.3)

Cash flows provided by operating activities		109.0	126.5	101.3

Additions through business combinations	4	(3.5)	0.0	0.0
Capital expenditures and investments		(124.7)	(122.6)	(114.9)
(Increase) decrease in financial investments		(19.8)	(12.7)	(23.2)
(Increase) decrease in other non-current items		(0.3)	0.8	0.6
Proceeds from sale of assets and businesses	4	33.2	22.6	27.1

Cash flows used in investing activities		(115.1)	(112.0)	(110.4)

New finance debt	18	32.2	20.6	62.8
Repayment of finance debt		(11.4)	(9.7)	(7.3)
Dividend paid	17	(22.9)	(33.7)	(21.5)
Net current finance debt and other		(5.5)	(0.3)	(7.3)

Cash flows provided by (used in) financing activities		(7.5)	(23.1)	26.6

Net increase (decrease) in cash and cash equivalents		(13.6)	(8.6)	17.5

Effect of exchange rate changes on cash and cash equivalents		7.1	5.7	2.9
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	82.4	85.3	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	16	75.9	82.4	85.3

Statoil, Annual Report on Form 20-F 2015    87

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

88   Statoil, Annual Report on Form 20-F 2015

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

Gross interest-bearing debt

Statoil, Annual Report on Form 20-F 2015    89

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

90   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    91

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

4.2.5 Principal contractual obligations

The table summarises our principal contractual obligations and other commercial commitments as of
31December 2015.

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

92   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    93

Calculation of numerator and denominator used in ROACE calculation	For the year ended 31 December
(in NOK billion, except percentages)	2015	2014	2013	15-14 change	14-13 change

Net income for the year	(37.3)	22.0	39.2
-Net financial items	(10.6)	(0.0)
-Tax on financial items	10.2	9.2
+Accretion expense net after tax	(1.0)	(1.1)
+Net financial items adjusted after tax1)			4.6

Net income adjusted for financial Items after tax (A1)	(37.9)	11.8	43.9	>(100%)	(73%)

Capital employed before adjustments to net interest-bearing debt: 2)
Year End 2015	477.1
Year End 2014	470.4	470.4
Year End 2013		414.0	414.0
Year End 2012			359.2

Sum of capital employed for two years (B1)	947.5	884.4	773.2

Calculated average capital employed:
Average capital employed before adjustments to net interest-bearing debt (B1/2)	473.8	442.2	386.6	7%	14%

Calculated ROACE:
Return on average capital employed (A1/(B1/2))	(8.0%)	2.7%	11.3%	>(100%)	(77%)

1)

Calculation of financial items is revised for 2015 and 2014 ROACE definition. Net financial items after tax for 2013 includes financial items adjusted of negative NOK 4.6 billion and tax on financial items of NOK 9.2 billion.

2)	Capital employed before adjustments for each year is reconciled in the table in the section 4.4.2 Net debt to capital employed ratio.

94   Statoil, Annual Report on Form 20-F 2015

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

3)	Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

Statoil, Annual Report on Form 20-F 2015    95

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

Many of the factors, assumptions and variables involved in estimating reserves are beyond Statoil’s control and may prove to be incorrect over time. The results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in Statoil’s reserve data. The prices used for proved reserves are defined by the SEC and are calculated based on a 12 month un-weighted arithmetic average of the first-day-of-the-month price for each month during the reporting year, leading to a forward price strongly linked to last

96   Statoil, Annual Report on Form 20-F 2015

year’s price environment. Fluctuations in oil and gas prices will have a direct impact on Statoil’s proved reserves. For fields governed by production sharing agreements (PSAs), a lower price may lead to higher entitlement to the production and increased reserves for those fields. Adversely, a lower price environment may also lead to lower activity resulting in reduced reserves. For PSAs these two effects may to some degree offset each other. In addition a low price environment may result in earlier shutdown due to uneconomic production. This will affect both PSAs and fields with concession types of agreement.

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

Statoil, Annual Report on Form 20-F 2015    97

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

Statoil has assessed the sensitivity of its project portfolio (equity production and expected production from accessed exploration acreage) against the assumptions regarding commodity and carbon prices in the International Energy Agency’s (IEA) Current Policies scenario, the IEA New Policies scenario and the IEA 450 scenario, as laid out in their “World Economic Outlook 2015” report. The assessment demonstrated that the IEA’s “450 ppm scenario”, which is compatible with a global warming of maximum of two degrees Celsius with more than 50% probability, could have a negative impact of approximately 5% on Statoil’s net present value compared to Statoil’s internal planning assumptions as of December 2015. This assessment is based on Statoil’s and the IEA’s assumptions which may not be accurate and which are likely to change over time as new information becomes available. Accordingly, there can be no assurance that the assessment, which is presented in Statoil ASA’s 2015 Sustainability report, is a reliable indicator of the actual impact of climate change on Statoil.

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

98   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    99

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

100   Statoil, Annual Report on Form 20-F 2015

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

Statoil may fail to secure the right level of workforce competence and capacity over the short and medium term

Statoil, Annual Report on Form 20-F 2015    101

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

102   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    103

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

Statoil's operations in Norway are subject to emissions taxes as well as emissions allowances granted for Statoil's larger European operations under the EU Emissions Trading System. The agreed strengthening of the European Union's emission trading scheme may result in a significant reduction in the total emissions from relevant energy and industry installations which includes Statoil’s installations at the NCS. The price of the emissions allowances is also expected to increase significantly towards 2030. At the 21st Conference of Parties (COP21) in Paris in December 2015, 195 countries adopted a new universally applicable climate agreement, to be effective from 2020. The Norwegian Parliament decided that Norway should negotiate with the European Union to develop the terms for a collective delivery of 40% reductions in greenhouse gas emissions by 2030 compared to 1990. Individual countries’ climate plans, the so-called ‘Intended Nationally Determined Contributions’, are to be strengthened every five years. The implications for the industry are not yet clear, however requirements to reduce emissions could imply increased costs.

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

104   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    105

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

106   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    107

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

108   Statoil, Annual Report on Form 20-F 2015

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

See also note 9 Income taxes and note 23 Other commitments and contingencies in Consolidated financial statements.

Statoil, Annual Report on Form 20-F 2015    109

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

110   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    111

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

112   Statoil, Annual Report on Form 20-F 2015

It is Statoil’s intention to renew this authorisation at the annual general meeting. Statoil intends to use share buybacks more actively going forward, based on balance sheet strength considerations.

Statoil, Annual Report on Form 20-F 2015    113

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

114   Statoil, Annual Report on Form 20-F 2015

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

Ticker Codes:

Oslo Børs: STL

New York Stock Exchange: STO

Reuters: STL.OL

Bloomberg: STL NO

Financial calendar for 2016

04 February	Fourth quarter results and strategy update
16 February	Q3 2015 ADS trading ex-dividend
17 February	Q3 2015 ordinary share trading ex-dividend
26 February	Q3 2015 ordinary share dividend payment
04 March	Q3 2015 ADS dividend payment
18 March	Publication annual report 2015
27 April	First quarter 2016
11 May	Annual general meeting
12 May	Q4 2015 ADS trading ex-dividend
12 May	Q4 2015 ordinary share trading ex-dividend
June	Q4 2015 ordinary share dividend payment
June	Q4 2015 ADS dividend payment
27 July	Second quarter 2016
end August	Q1 2016 ADS trading ex-dividend
end August	Q1 2016 ordinary share trading ex-dividend
end August	Q1 2016 ordinary share dividend payment
early September	Q1 2016 ADS dividend payment
27 October	Third quarter 2016
end November	Q2 2016 ADS trading ex-dividend
end November	Q2 2016 ordinary share trading ex-dividend
end November	Q2 2016 ordinary share dividend payment
early December	Q2 2016 ADS dividend payment

Statoil, Annual Report on Form 20-F 2015    115

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

116   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    117

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

118   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    119

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

120   Statoil, Annual Report on Form 20-F 2015

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

There are no restrictions affecting the rights of non-Norwegian residents or foreign owners to hold or vote for our shares.

Statoil, Annual Report on Form 20-F 2015    121

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

122   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    123

Shareholders at December 2015		Number of Shares	Ownership in %

1	Government of Norway	2,136,393,559	67.00%
2	Folketrygdfondet	103,124,812	3.20%
3	SAFE Investment Company Limited	32,256,434	1.00%
4	BlackRock Institutional Trust Company, N.A.	31,513,618	1.00%
5	INVESCO Asset Management Limited	26,461,451	0.80%
6	Schroder Investment Management Ltd. (SIM)	23,330,607	0.70%
7	The Vanguard Group, Inc.	19,539,470	0.60%
8	Allianz Global Investors GmbH	18,371,484	0.60%
9	KLP Forsikring	16,642,798	0.50%
10	Storebrand Kapitalforvaltning AS	14,448,698	0.50%
11	BlackRock Investment Management, LLC	13,995,472	0.40%
12	Epoch Investment Partners, Inc.	13,815,430	0.40%
13	State Street Global Advisors (US)	13,670,590	0.40%
14	DNB Asset Management AS	13,641,273	0.40%
15	Fidelity Worldwide Investment (UK) Ltd.	11,886,480	0.40%
16	Acadian Asset Management LLC	11,578,950	0.40%
17	TIAA-CREF	11,231,159	0.40%
18	T. Rowe Price Associates, Inc.	11,003,874	0.30%
19	APG Asset Management	10,436,861	0.30%
20	AXA Investment Managers UK Ltd.	10,075,894	0.30%

Source: Data collected by third party, authorized by Statoil, December 2015

124   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    125

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

126   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    127

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

128   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    129

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31.12.2015	Share ownership for members as of 08.03.2016	First time elected	Expiration date of current term

Olaug Svarva	Managing director, Folketrygdfondet	Oslo	1957	Chair, Shareholder-elected	No	0	0	2007	2016
Idar Kreutzer	CEO, Finance Norway (FNO)	Oslo	1962	Deputy chair, Shareholder-elected	No	0	0	2007	2016
Karin Aslaksen	Head of HR department, the National Police Directorate of Norway	Hosle	1959	Shareholder-elected	No	0	0	2008	2016
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2016
Steinar Olsen	CEO, Jemso A/S	Stavanger	1949	Shareholder-elected	No	0	0	2007	2016
Tone Cathrine Lunde Bakker	Global head of cash management at Danske Bank	Oslo	1962	Shareholder-elected	No	0	0	2014	2016
Ingvald Strømmen	Dean at Norwegian University of Science and Technology (NTNU)	Ranheim	1950	Shareholder-elected	No	0	0	2006	2016
Rune Bjerke	President and CEO, DNB ASA	Oslo	1960	Shareholder-elected	No	0	0	2007	2016
Barbro Hætta	Medical doctor, University Hospital of North Norway	Harstad	1972	Shareholder-elected	No	0	0	2010	2016
Siri Kalvig	Associate professor, University of Stavanger	Stavanger	1970	Shareholder-elected	No	0	0	2010	2016
Terje Venold	Independent advisor with various directorships	Bærum	1950	Shareholder-elected	No	500	500	2014	2016
Kjersti Kleven	Co-owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2016
Brit Gunn Ersland	Union representative, Tekna. Specialist Reservoir Tech.	Bergen	1960	Employee-elected	No	1,567	1,802	2011	2017
Steinar Kåre Dale	Union representative, NITO, SR Analyst	Mongstad	1961	Employee-elected	No	2,424	2,710	2013	2017
Per Martin Labråten	Union representative, Industri Energi. Production technician	Brevik	1961	Employee-elected	No	599	803	2007	2017
Anne K.S. Horneland	Union representative, Industri Energi	Hafrsfjord	1956	Employee-elected	No	4,575	4,902	2006	2017
Jan-Eirik Feste	Union representative, YS	Lindås	1952	Employee-elected	No	862	1,088	2008	2017
Hilde Møllerstad	Union representative, Tekna/NITO	Oslo	1966	Employee-elected	No	2,595	3,034	2013	2017
Per Helge Ødegård	Union representative, Lederne. Discipl resp operation process	Porsgrunn	1963	Employee-elected, observer	No	816	1,023	1994	2017
Dag-Rune Dale	Union representative, Industri Energi, Safety officer	Kollsnes	1963	Employee-elected, observer	No	2,787	3,058	2013	2017
Sun Lehmann	Union representative, Tekna	Trondheim	1972	Employee-elected, observer	No	2,867	3,237	2015	2017
Total						19,592	22,157

130   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    131

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

132   Statoil, Annual Report on Form 20-F 2015

Statoil, Annual Report on Form 20-F 2015    133

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

134   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    135

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

136   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    137

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

138   Statoil, Annual Report on Form 20-F 2015

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

Education:  Master of science in geology and geography from the University of Keele.

Family relations:  No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters:  Dodson is a British citizen and resident in Norway.

Statoil, Annual Report on Form 20-F 2015    139

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

Family relations: No family relations to other members of the CEC, members of the board or the corporate assembly.

Other matters: Rummehoff is a Norwegian citizen and resident in Norway.

140   Statoil, Annual Report on Form 20-F 2015

Statoil, Annual Report on Form 20-F 2015    141

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

142   Statoil, Annual Report on Form 20-F 2015

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
6) Deputy chair from 1 July 2015
7) Member from 21 August 2015
8) Member from 19 March 2015

Statoil, Annual Report on Form 20-F 2015    143

	Fixed remuneration
Members of corporate executive committee in 2015 (figures in NOK thousand)1)	Fixed pay2)	Cash allowance3)	LTI 4)	Annual variable pay5)	Taxable benefits	Taxable compensation	Non-taxable benefits in kind	Estimated pension cost6)	Estimated present value of pension obligation7). 8)

Eldar Sætre9), 11)	7,748	0	2,492	3,504	421	14,165	0	0	79,699
Hans Jakob Hegge9)	1,349	44	302	324	7	2,025	0	273	7,753
Torgrim Reitan9), 10)	1,881	0	0	1,022	337	3,239	0	979	12,727
Torgrim Reitan - CFO9)	1,890	0	761	0	117	2,769	0	0	0
Lars Christian Bacher	3,266	0	739	843	377	5,226	437	872	14,191
Timothy Dodson	3,695	0	803	789	148	5,435	321	1,109	33,022
Margareth Øvrum	3,805	0	867	1,241	152	6,066	127	0	48,435
Arne Sigve Nylund	3,345	0	725	1,352	146	5,568	0	833	28,586
Jens Økland9)	1,684	41	394	526	11	2,655	0	354	5,669
Tor Martin Anfinnsen9)	1,298	0	281	584	104	2,266	0	390	22,576
Irene Rummelhoff9)	1,563	38	365	395	11	2,371	0	386	7,585
Anders Opedal9)	2,323	44	544	761	11	3,682	0	547	7,540
William Maloney8), 9)	3,933	0	4,625	4,625	1,226	14,410	138	698	0
John Knight2), 8)	8,695	0	3,468	3,468	1,231	16,863	0	0	0

1)       All figures in the table are presented on accrual basis.

2)       Fixed pay consists of base salary, holiday allowance and other administrative benefits. John Knight's fixed pay also includes a cash supplement that replaces his defined contribution pension plan.

3)       Cash allowance in lieu of pension accrual above 12 G (the base amount in the national insurance scheme).

4)       The fixed long-term incentive (LTI) element implies an obligation to invest the net amount in Statoil shares. A lock-in period of 3 years applies for the investment. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Statoil ASA. Members of the corporate executive committee employed by non-Norwegian subsidiaries have a LTI scheme deviating from the model used in the parent company. A net amount equivalent to the annual variable pay is used for purchasing Statoil shares.

5)       Annual variable pay includes holiday allowance for corporate executive committee (CEC) members resident in Norway.

6)       Estimated pension cost for CEC members under defined benefit plans (Eldar Sætre, Timothy Dodson, Margareth Øvrum, Arne Sigve Nylund and Tor Martin Anfinnsen) is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2014 and is recognised as pension cost in the statement of income for 2015. The other CEC members have defined contribution plans including notional contribution plans and the contributions in the reporting period are recognised as pension cost in the statement of income. Payroll tax is not included. For further information, see note 19 Pensions.

7)       Torgrim Reitan, Lars Christian Bacher, Hans Jakob Hegge, Jens Økland, Irene Rummelhoff and Anders Opedal were transferred to a defined contribution plan from 1 April 2015. Paid-up policies and rights letters issued in 2015 related to the defined benefit plans as well as the notional contribution plans are included in the present value of pension obligation at 31 December 2015. Estimated present value of pension obligation for the rest of the members of CEC employed by Statoil ASA, are presented with the defined benefit obligation.

8)       William Maloney and John Knight's remuneration is in local currency US Dollar and British Pound, respectively. For John Knight the figures in the table are presented in NOK, using average currency rates in 2015. For William Maloney the average currency rates for the period 1 January to 30 September 2015 are used. The change in currency rates during the year, such as strengthening of USD and GBP versus NOK, impacts the development from 2014 to 2015.  William Maloney’s variable compensation is paid in 2015.

9)       Eldar Sætre resumed role as acting chief executive officer (CEO) from 15 October 2014 until 3 February 2015. The 4 February Eldar Sætre was appointed as CEO on a permanent basis. Tor Martin Anfinnsen acted as executive vice president for Marketing, Midstream and Processing (MMP) from 15 October 2014 until 31 May 2015. Jens Økland was appointed executive vice president for MMP from 1 June 2015. William Maloney resigned as executive vice president for Development and Production North America (DPNA) July 31 and was followed by Torgrim Reitan who started as executive vice president for Development and Production USA (DPUSA) 1  August 2015. Hans Jakob Hegge was appointed executive vice president and chief financial officer from 1. August 2015. Irene Rummelhoff was appointed executive vice president for the newly established business area New Energy Solutions (NES) on 1 June 2015. Anders Opedal was appointed on 1 April 2015 in the new position chief operating officer (COO).

10)    Compensation and benefit including standard international assignment terms for Torgrim Reitan during his tenure as executive vice president in DPUSA, commencing 1 August 2015.

11)    Fixed pay for Eldar Sætre includes fixed remuneration element of NOK 1 815 000 not included in pensionable salary

There are no loans from the company to members of the corporate executive committee.

Former chief executive officer Helge Lund has in 2015 paid back NOK 5 033 491 in LTI bonus received in 2012, 2013 and 2014. He has received compensations and benefits that amount to NOK 2.7 million in 2015. The amount is related to base salary for the period 1 January to 8 February 2015 and final settlement payments such as holiday allowance earned in 2014 and 2015.

144   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    145

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

[2] The base amount in the Norwegian national insurance scheme, currently NOK 90,068

146   Statoil, Annual Report on Form 20-F 2015

1.5    Company performance modifier

Subject to approval by the 2016 annual general meeting, a company performance modifier is introduced in the calculations for variable pay schemes from 2016 with subsequent impact on variable pay from 2017 onwards. The company performance modifier determines the proportion of the bonus factor that will be paid, ranging from 50% to 150%. Company performance is assessed against two equally weighted measures: relative total shareholder return (TSR) and relative return on average capital employed (RoACE).

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

Statoil, Annual Report on Form 20-F 2015    147

The main elements of Statoil’s executive remuneration are described in more detail in the table below.

Main Elements - Statoil Executive Remuneration
Remuneration Element	Objective	Award level	Performance criteria
Base Salary	Attract and retain the right high-performing individuals providing competitive but not market-leading terms.	We offer base salary levels which are aligned with the individual's responsibility and performance at a level which is competitive in the markets in which we operate.	The evaluation of performance is based on the fulfilment of pre-defined goals; see element Annual Variable Pay below. The base salary is normally subject to annual review.
Long-Term Incentive (LTI)	Strengthen the alignment of top management and shareholder interests and retention of key employees.

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

148   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    149

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents’ benefits in accordance with Statoil’s general pension plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Statoil.

150   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    151

Strategic objectives		2015 assessment
Safety, Security and Sustainability	The strategic objectives and actions address security and sustainability (Safety - see the Results perspective below)	There were no serious well incidents, whereas the number of oil and gas leakages was above target. Total CO2 reduction was better than targeted and future ambitions have been increased.
People and organisation	The strategic objectives and actions address high performing leaders and teams, and global and cost-effective capabilities	Employee engagement increased from 2014, during a time with extensive organisational efficiency programmes. Leadership renewal across the organisation was better than targeted.
Operations	The strategic objectives and actions address reliable and cost-efficient operations, and value-driven technology development.

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

152   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    153

constituted important performance indicators at the company’s scorecard and are currently also applied in the corporate performance management system.

154   Statoil, Annual Report on Form 20-F 2015

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

A complete statement on remuneration and other employment terms for Statoil’s corporate executive committee is available at www.statoil.com.

Statoil, Annual Report on Form 20-F 2015    155

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

156   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    157

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

158   Statoil, Annual Report on Form 20-F 2015

8 Consolidated financial statements Statoil

CONSOLIDATED STATEMENT OF INCOME
		Full year
		2015	2014	2013
(in NOK billion)	Note

Revenues		465.3	606.8	616.6
Net income from equity accounted investments		(0.3)	(0.3)	0.1
Other income	4	17.8	16.1	17.8

Total revenues and other income	3	482.8	622.7	634.5

Purchases [net of inventory variation]		(211.2)	(301.3)	(306.9)
Operating expenses		(84.5)	(72.9)	(74.1)
Selling, general and administrative expenses		(7.5)	(7.3)	(7.8)
Depreciation, amortisation and net impairment losses	11, 12	(133.8)	(101.4)	(72.4)
Exploration expenses	12	(31.0)	(30.3)	(18.0)

Net operating income	3	14.9	109.5	155.5

Net financial items	8	(10.6)	(0.0)	(17.0)

Income before tax		4.3	109.4	138.4

Income tax	9	(41.6)	(87.4)	(99.2)

Net income		(37.3)	22.0	39.2

Attributable to equity holders of the company		(37.5)	21.9	39.9
Attributable to non-controlling interests		0.2	0.1	(0.6)

Basic earnings per share (in NOK)	10	(11.80)	6.89	12.53
Diluted earnings per share (in NOK)	10	(11.80)	6.87	12.50

Statoil, Annual Report on Form 20-F 2015    159

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
		Full year
(in NOK billion)	Note	2015	2014	2013

Net income		(37.3)	22.0	39.2

Actuarial gains (losses) on defined benefit pension plans	19	10.1	(0.0)	(5.9)
Income tax effect on income and expense recognised in OCI		(2.8)	0.9	1.5
Items that will not be reclassified to the Consolidated statement of income		7.3	0.9	(4.4)

Currency translation adjustments1)		27.4	41.6	22.9
Items that may be subsequently reclassified to the Consolidated statement of income		27.4	41.6	22.9

Other comprehensive income		34.7	42.5	18.5

Total comprehensive income		(2.6)	64.5	57.7

Attributable to the equity holders of the company		(2.8)	64.4	58.3
Attributable to non-controlling interests		0.2	0.1	(0.6)

1)       Currency translation adjustments of NOK 27.4 billion in 2015 are net of accumulated currency translation gains of NOK 3.3 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project, the South Caucasus Pipeline and the Trans Adriatic Pipeline AG. See note 4 Acquisitions and dispositions.

160   Statoil, Annual Report on Form 20-F 2015

CONSOLIDATED BALANCE SHEET
		At 31 December
(in NOK billion)	Note	2015	2014

ASSETS
Property, plant and equipment	11	546.2	562.1
Intangible assets	12	83.3	85.2
Equity accounted investments		7.3	8.4
Deferred tax assets	9	17.8	12.9
Pension assets	19	11.3	8.0
Derivative financial instruments	25	23.8	29.9
Financial investments	13	20.6	19.6
Prepayments and financial receivables	13	8.5	5.7

Total non-current assets		718.7	731.7

Inventories	14	22.0	23.7
Trade and other receivables	15	58.8	83.3
Derivative financial instruments	25	4.8	5.3
Financial investments	13	86.5	59.2
Cash and cash equivalents	16	76.0	83.1

Total current assets		248.0	254.8

Total assets		966.7	986.4

EQUITY AND LIABILITIES
Shareholders’ equity		354.7	380.8
Non-controlling interests		0.3	0.4

Total equity	17	355.1	381.2

Finance debt	18, 22	264.0	205.1
Deferred tax liabilities	9	65.4	71.5
Pension liabilities	19	26.2	27.9
Provisions	20	109.4	117.2
Derivative financial instruments	25	11.3	4.5

Total non-current liabilities		476.3	426.2

Trade and other payables	21	82.2	100.7
Current tax payable		24.1	39.6
Finance debt	18	20.5	26.5
Dividends payable	17	6.2	5.7
Derivative financial instruments	25	2.3	6.6

Total current liabilities		135.3	179.0

Total liabilities		611.7	605.2

Total equity and liabilities		966.7	986.4

Statoil, Annual Report on Form 20-F 2015    161

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			39.9		39.9	(0.6)	39.2
Other comprehensive income			(4.4)	22.9	18.5		18.5
Total comprehensive income							57.7
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.3)	(0.3)		(0.6)	0.4	(0.2)

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0

Net income for the period			21.9		21.9	0.1	22.0
Other comprehensive income			0.9	41.6	42.5		42.5
Total comprehensive income							64.5
Dividends			(39.4)		(39.4)		(39.4)
Other equity transactions		(0.1)	0.4		0.3	(0.2)	0.1

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2

Net income for the period			(37.5)		(37.5)	0.2	(37.3)
Other comprehensive income1)			7.3	27.4	34.7		34.7
Total comprehensive income							(2.6)
Dividends			(23.1)		(23.1)		(23.1)
Other equity transactions		(0.1)	(0.0)		(0.1)	(0.3)	(0.4)

At 31 December 2015	8.0	40.1	215.1	91.6	354.7	0.3	355.1

1)       Currency translation adjustments of NOK 27.4 billion in 2015 are net of accumulated currency translation gains of NOK 3.3 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project, the South Caucasus Pipeline and the Trans Adriatic Pipeline AG. See note 4 Acquisitions and dispositions.

Refer to note 17 Shareholders' equity.

162   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    163

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

164   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    165

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

166   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    167

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

168   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    169

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

170   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    171

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

172   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    173

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

Segment data for the years ended 31 December 2015, 2014 and 2013 is presented below. The measurement basis of segment profit is Net operating income. In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line additions to PP&E, intangibles and equity accounted investments is excluding movements due to changes in asset retirement obligations.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total

Full year 2015
Revenues third party and other income	(0.9)	15.3	465.5	3.1	-	483.1
Revenues inter-segment	140.4	53.9	1.5	0.0	(195.7)	(0.0)
Net income (loss) from equity accounted investments	0.0	(0.8)	0.4	0.0	-	(0.3)

Total revenues and other income	139.5	68.4	467.4	3.2	(195.7)	482.8

Purchases [net of inventory variation]	(0.0)	(0.1)	(406.5)	(0.0)	195.4	(211.2)
Operating and SG&A expenses	(25.8)	(27.3)	(37.6)	(2.8)	1.5	(91.9)
Depreciation, amortisation and net impairment losses	(51.4)	(81.6)	0.4	(1.1)	0.0	(133.8)
Exploration expenses	(4.6)	(26.3)	0.0	0.0	0.0	(31.0)

Net operating income	57.6	(66.9)	23.7	(0.8)	1.2	14.9

Additions to PP&E, intangibles and equity accounted investments	50.6	65.4	7.3	2.2	0.0	125.5

Balance sheet information
Equity accounted investments	0.0	2.9	1.9	2.4	-	7.3
Non-current segment assets	244.1	330.1	49.2	6.1	-	629.5
Non-current assets, not allocated to segments						82.0

Total non-current assets						718.7

174   Statoil, Annual Report on Form 20-F 2015

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total

Full year 2014
Revenues third party and other income	9.0	18.6	595.0	0.4	-	622.9
Revenues inter-segment	173.2	67.3	1.8	0.0	(242.3)	(0.0)
Net income (loss) from equity accounted investments	0.1	(0.8)	0.5	(0.0)	-	(0.3)

Total revenues and other income	182.2	85.2	597.3	0.3	(242.3)	622.7

Purchases [net of inventory variation]	(0.0)	(0.0)	(544.2)	(0.0)	242.9	(301.3)
Operating and SG&A expenses	(25.2)	(22.9)	(33.2)	(0.9)	2.0	(80.2)
Depreciation, amortisation and net impairment losses	(40.0)	(56.8)	(3.6)	(1.0)	-	(101.4)
Exploration expenses	(5.4)	(25.0)	(0.0)	0.0	-	(30.3)

Net operating income	111.7	(19.5)	16.2	(1.5)	2.6	109.5

Additions to PP&E, intangibles and equity accounted investments	55.1	61.4	7.8	0.8	-	125.1

Balance sheet information
Equity accounted investments	0.2	4.8	3.2	0.2	-	8.4
Non-current segment assets	262.0	333.8	46.3	5.1	-	647.3
Non-current assets, not allocated to segments						76.0

Total non-current assets						731.7

Statoil, Annual Report on Form 20-F 2015    175

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total

Full year 2013
Revenues third party and other income	9.4	16.5	607.5	1.0	-	634.4
Revenues inter-segment	192.7	65.4	1.0	0.1	(259.1)	0.0
Net income (loss) from equity accounted investments	0.1	(0.0)	0.1	(0.0)	-	0.1

Total revenues and other income	202.2	81.9	608.6	1.0	(259.1)	634.5

Purchases [net of inventory variation]	0.0	(0.1)	(565.2)	(0.0)	258.4	(306.9)
Operating and SG&A expenses	(27.4)	(21.0)	(33.7)	(0.8)	1.1	(81.9)
Depreciation, amortisation and net impairment losses	(32.2)	(31.9)	(7.0)	(1.3)	0.0	(72.4)
Exploration expenses	(5.5)	(12.5)	(0.0)	(0.0)	0.0	(18.0)

Net operating income	137.1	16.4	2.6	(1.1)	0.4	155.5

Additions to PP&E, intangibles and equity accounted investments	57.3	52.9	5.9	1.3	-	117.4

Balance sheet information
Equity accounted investments	0.2	4.8	2.3	0.2	-	7.4
Non-current segment assets	247.6	286.5	39.3	5.6	-	578.9
Non-current assets, not allocated to segments						60.5

Total non-current assets						646.8

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

176   Statoil, Annual Report on Form 20-F 2015

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

Sale of interests in the Trans Adriatic Pipeline AG

Statoil, Annual Report on Form 20-F 2015    177

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

178   Statoil, Annual Report on Form 20-F 2015

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

Liquidity risk

Statoil, Annual Report on Form 20-F 2015    179

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

180   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    181

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

At 31 December 2015, NOK 10.2 billion of cash was held as collateral to mitigate a portion of Statoil's credit exposure. At 31 December 2014 NOK 12.9 billion was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps, cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

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

6 Remuneration

	Full year
(in NOK billion, except average number of employees)	2015	2014	2013

Salaries1)	22.5	23.3	23.5
Pension costs	6.8	3.4	4.6
Payroll tax	3.4	3.5	3.4
Other compensations and social costs	2.5	2.4	2.5

Total payroll costs	35.2	32.5	34.0

Average number of employees2)	22,300	23,300	23,600

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

182   Statoil, Annual Report on Form 20-F 2015

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

Remuneration to members of the BoD and the CEC during the year was as follows:

	Full year
(in NOK million)1)	2015	2014	2013

Current employee benefits	92.2	73.2	74.5
Post-employment benefits	6.4	13.0	13.0
Other non-current benefits	0.1	0.0	0.1
Share based payment benefits	1.3	1.1	1.1

Total	100.2	87.3	88.7

1)       All figures in the table are presented on accrual basis.

At 31 December 2015, 2014 and 2013 there are no loans to the members of the BoD or the CEC.

Share-based compensation

Statoil's share saving plan provides employees with the opportunity to purchase Statoil shares through monthly salary deductions and a contribution by Statoil. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Statoil for purchased shares, amounts vested for bonus shares granted and related social security tax was NOK 0.5 billion, NOK 0.6 billion and NOK 0.6 billion related to the 2015, 2014 and 2013 programs, respectively. For the 2016 program (granted in 2015) the estimated compensation expense is NOK 0.5 billion. At 31 December 2015 the amount of compensation cost yet to be expensed throughout the vesting period is NOK 1.2 billion.

7 Other expenses

Auditor's remuneration
	Full year
(in NOK million, excluding VAT)	2015	2014	2013

Audit fee	49	45	38
Audit related fee	14	8	8
Tax fee	0	0	0
Other service fee	0	0	0

Total	63	53	46

Of total increase in audit and audit related fees, NOK 3.2 million is due to currency effects, equivalent to 5%.

In addition to the figures in the table above, the audit fees and audit related fees related to Statoil operated licences amount to NOK 7 million, NOK 6 million and NOK 6 million for 2015, 2014 and 2013, respectively.

Research and development expenditures

Research and development (R&D) expenditures were NOK 2.7 billion, NOK 3.0 billion and NOK 3.2 billion in 2015, 2014 and 2013, respectively. R&D expenditures are partly financed by partners of Statoil operated licences. Statoil's share of the expenditures has been recognised as expense in the Consolidated statement of income.

Statoil, Annual Report on Form 20-F 2015    183

8 Financial items

	Full year
(in NOK billion)	2015	2014	2013

Foreign exchange gains (losses) derivative financial instruments	4.4	(1.5)	(4.1)
Other foreign exchange gains (losses)	(6.5)	(0.7)	(4.5)

Net foreign exchange gains (losses)	(2.1)	(2.2)	(8.6)

Dividends received	0.3	0.3	0.1
Gains (losses) financial investments	0.4	1.1	1.9
Interest income financial investments	0.6	0.7	0.6
Interest income non-current financial receivables	0.2	0.1	0.1
Interest income current financial assets and other financial items	1.7	1.8	0.9

Interest income and other financial items	3.2	4.0	3.6

Interest expense bonds and bank loans and net interest on related derivatives	(5.7)	(4.3)	(1.5)
Interest expense finance lease liabilities	(0.2)	(0.3)	(0.2)
Capitalised borrowing costs	3.2	1.6	1.1
Accretion expense asset retirement obligations	(3.9)	(3.7)	(3.2)
Gains (losses) derivative financial instruments	(3.8)	5.8	(7.4)
Interest expense current financial liabilities and other finance expense	(1.2)	(0.8)	(0.8)

Interest and other finance expenses	(11.7)	(1.8)	(12.0)

Net financial items	(10.6)	(0.0)	(17.0)

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

184   Statoil, Annual Report on Form 20-F 2015

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

Reconciliation of nominal statutory tax rate to effective tax rate
	Full year
(in NOK billion)	2015	2014	2013

Income before tax	4.3	109.4	138.4

Calculated income tax at statutory rate1)	(8.5)	31.2	42.4
Calculated Norwegian Petroleum tax2)	33.4	62.8	71.7
Tax effect uplift2)	(6.8)	(6.4)	(5.2)
Tax effect of permanent differences regarding divestments	(3.7)	(6.2)	(12.0)
Tax effect of permanent differences caused by functional currency different from tax currency	(5.8)	(5.1)	(0.4)
Tax effect of other permanent differences	(0.2)	2.2	(3.7)
Change in unrecognised deferred tax assets	28.2	8.7	3.9
Change in tax regulations3)	0.7	0.1	0.1
Prior period adjustments	1.1	(1.7)	0.9
Other items including currency effects	3.2	1.7	1.5

Income tax expense	41.6	87.4	99.2

Effective tax rate	969.3%	79.9%	71.7%

1)       The weighted average of statutory tax rates was -198.9% in 2015, 28.5% in 2014 and 30.7% in 2013. The negative weighted average of statutory tax rates for 2015 (198.9%) and the decrease in weighted average tax rates from 2014 to 2015 is mainly caused by losses, impairments and provisions in entities with higher than average statutory tax rates. The decrease from 2013 to 2014 was due to changes in the geographic mix of income, and a decrease in the Norwegian statutory tax rate from 28% to 27%.

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

Statoil, Annual Report on Form 20-F 2015    185

Deferred tax assets and liabilities comprise
(in NOK billion)	Tax losses carried forward	Property, plant and equipment and Intangible assets	Asset removal obligation	Pensions	Derivatives	Other	Total

Deferred tax at 31 December 2015
Deferred tax assets	41.8	1.6	61.5	5.1	0.1	7.0	117.1
Deferred tax liabilities	(0.0)	(147.4)	0.0	(0.0)	(8.2)	(9.1)	(164.6)

Net asset (liability) at 31 December 2015	41.8	(145.7)	61.5	5.1	(8.1)	(2.1)	(47.6)

Deferred tax at 31 December 2014
Deferred tax assets	36.7	4.6	73.3	7.0	0.2	13.4	135.3
Deferred tax liabilities	(0.0)	(172.6)	0.0	0.0	(12.9)	(8.4)	(193.8)

Net asset (liability) at 31 December 2014	36.7	(167.9)	73.3	7.0	(12.7)	4.9	(58.6)

Changes in net deferred tax liability during the year were as follows:
(in NOK billion)	2015	2014	2013

Net deferred tax liability at 1 January	58.6	62.8	77.3
Charged (credited) to the Consolidated statement of income	(11.1)	(0.2)	(13.7)
Other comprehensive income	2.8	(0.9)	(1.5)
Translation differences and other	(2.7)	(3.0)	0.7

Net deferred tax liability at 31 December	47.6	58.6	62.8

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

186   Statoil, Annual Report on Form 20-F 2015

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

	At 31 December
(in millions)	2015	2014	2013

Weighted average number of ordinary shares	3,179.4	3,180.0	3,180.7
Weighted average number of ordinary shares, diluted	3,188.8	3,188.9	3,188.9

Earnings per share for income attributable to equity holders of the company:
Basic (NOK)	-11.80	6.89	12.53
Diluted (NOK)	-11.80	6.87	12.50

11 Property, plant and equipment

(in NOK billion)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total

Cost at 31 December 2014	26.1	1,037.5	64.6	10.1	164.7	1,303.0
Additions and transfers	0.4	79.3	5.0	0.6	10.1	95.5
Disposals at cost2)	(0.2)	(13.2)	(8.0)	(3.5)	(9.3)	(34.2)
Effect of changes in foreign exchange	4.2	70.3	4.1	1.0	13.2	92.8

Cost at 31 December 2015	30.5	1,174.0	65.7	8.2	178.7	1,457.1

Accumulated depreciation and impairment losses at 31 December 2014	(20.1)	(656.7)	(48.2)	(4.8)	(11.1)	(740.9)
Depreciation	(1.4)	(81.9)	(2.2)	(0.4)	0.0	(85.9)
Impairment losses and transfers	0.0	(27.5)	(0.5)	(0.0)	(20.8)	(48.7)
Reversal of impairment losses	0.0	0.8	4.0	0.1	0.2	5.0
Accumulated depreciation and impairment disposed assets2)	0.0	6.6	2.6	1.5	(0.0)	10.8
Effect of changes in foreign exchange	(3.4)	(40.9)	(3.1)	(0.5)	(3.2)	(51.1)

Accumulated depreciation and impairment losses at 31 December 2015	(24.9)	(799.5)	(47.4)	(4.1)	(34.9)	(910.8)

Carrying amount at 31 December 2015	5.6	374.4	18.3	4.0	143.8	546.2

Estimated useful lives (years)	3-20	1)	15 - 20	20 - 33

Statoil, Annual Report on Form 20-F 2015    187

(in NOK billion)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total

Cost at 31 December 2013	21.1	869.9	60.2	8.4	135.5	1,095.1
Additions and transfers	1.0	108.4	2.0	0.7	23.8	135.9
Disposals at cost	(0.1)	(8.5)	(1.4)	(0.0)	(8.9)	(18.9)
Effect of changes in foreign exchange	4.1	67.7	3.8	1.1	14.3	91.0

Cost at 31 December 2014	26.1	1,037.5	64.6	10.1	164.7	1,303.0

Accumulated depreciation and impairment losses at 31 December 2013	(15.5)	(540.1)	(44.9)	(3.8)	(3.3)	(607.7)
Depreciation	(1.2)	(71.0)	(1.8)	(0.3)	(0.0)	(74.4)
Impairment losses	(0.3)	(16.1)	(1.2)	(0.2)	(7.1)	(24.8)
Reversal of impairment losses	0.0	0.3	1.8	0.0	0.2	2.3
Accumulated depreciation and impairment disposed assets	0.1	5.7	(0.2)	0.0	(0.0)	5.7
Effect of changes in foreign exchange	(3.2)	(35.4)	(2.0)	(0.5)	(1.0)	(42.0)

Accumulated depreciation and impairment losses at 31 December 2014	(20.1)	(656.7)	(48.2)	(4.8)	(11.1)	(740.9)

Carrying amount at 31 December 2014	6.0	380.8	16.4	5.3	153.6	562.1

Estimated useful lives (years)	3-20	1)	15 - 20	20 - 33

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

(in NOK billion)	Property, plant and equipment	Intangible assets3)	Total

At 31 December 2015
Producing and development assets1)	43.8	9.8	53.5
Goodwill1)	0.0	4.2	4.2
Acquisition costs related to oil and gas prospects2)	0.0	5.6	5.6

Total net impairment losses recognised	43.8	19.6	63.3

At 31 December 2014
Producing and development assets1)	22.5	6.0	28.5
Goodwill1)	0.0	4.2	4.2
Acquisition costs related to oil and gas prospects2)	0.0	5.5	5.5

Total net impairment losses recognised	22.5	15.7	38.2

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

3)        See note 12 Intangible assets.

188   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    189

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

190   Statoil, Annual Report on Form 20-F 2015

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

The table below shows the aging of capitalised exploration expenditures.
(in NOK billion)	2015	2014

Less than one year	12.8	9.2
Between one and five years	16.9	11.4
More than five years	2.9	2.3

Total	32.6	22.9

The table below shows the components of the exploration expenses.
	Full year
(in NOK billion)	2015	2014	2013

Exploration expenditures	23.1	23.9	21.8
Expensed exploration expenditures previously capitalised	17.1	13.7	3.1
Capitalised exploration	(9.2)	(7.3)	(6.9)

Exploration expenses	31.0	30.3	18.0

Statoil, Annual Report on Form 20-F 2015    191

13 Financial investments and non-current prepayments

Non-current financial investments
	At 31 December
(in NOK billion)	2015	2014

Bonds	12.4	11.6
Listed equity securities	6.3	6.6
Non-listed equity securities	1.8	1.4

Financial investments	20.6	19.6

Bonds and listed equity securities relate to investment portfolios which are held by Statoil's captive insurance company and accounted for using the fair value option.

Non-current prepayments and financial receivables
	At 31 December
(in NOK billion)	2015	2014

Financial receivables interest bearing	6.7	3.7
Prepayments and other non-interest bearing receivables	1.8	2.0

Prepayments and financial receivables	8.5	5.7

Financial receivables interest bearing primarily relate to project financing of equity accounted company and loans to employees.

Current financial investments
	At 31 December
(in NOK billion)	2015	2014

Time deposits	19.1	9.8
Interest bearing securities	67.4	49.4

Financial investments	86.5	59.2

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

192   Statoil, Annual Report on Form 20-F 2015

15 Trade and other receivables

	At 31 December
(in NOK billion)	2015	2014

Trade receivables	39.3	57.8
Current financial receivables	6.5	6.9
Joint venture receivables	5.1	8.5
Equity accounted investments and other related party receivables	0.5	0.5

Total financial trade and other receivables	51.4	73.7
Non-financial trade and other receivables	7.4	9.6

Trade and other receivables	58.8	83.3

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

Statoil, Annual Report on Form 20-F 2015    193

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

194   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    195

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

196   Statoil, Annual Report on Form 20-F 2015

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

Pension cost includes associated social security tax and is partly charged to partners of Statoil operated licences.

Statoil, Annual Report on Form 20-F 2015    197

(in NOK billion)	2015	2014

Defined benefit obligations (DBO)
Defined benefit obligations at 1 January	65.0	79.4
Current service cost	3.0	4.7
Interest cost	1.5	3.1
Actuarial (gains) losses - Demographic assumptions	0.0	(0.1)
Actuarial (gains) losses - Financial assumptions	(6.0)	4.8
Actuarial (gains) losses - Experience	(3.1)	(2.1)
Benefits paid	(1.9)	(2.0)
Losses (gains) from curtailment, settlement or plan amendment1)	2.2	(2.9)
Paid-up policies	(1.2)	(20.4)
Foreign currency translation	0.3	0.3
Changes in notional contribution liability	0.3	0.0

Defined benefit obligations at 31 December	60.1	65.0

Fair value of plan assets
Fair value of plan assets at 1 January	45.1	62.3
Interest income	1.2	2.6
Return on plan assets (excluding interest income)	0.6	0.9
Company contributions	0.3	0.1
Benefits paid	(0.6)	(0.7)
Paid-up policies and personal insurance	(1.7)	(20.4)
Foreign currency translation	0.3	0.3

Fair value of plan assets at 31 December	45.2	45.1

Net pension liability at 31 December	(14.9)	(19.9)

Represented by:
Asset recognised as non-current pension assets (funded plan)	11.3	8.0
Liability recognised as non-current pension liabilities (unfunded plans)	(26.2)	(27.9)

DBO specified by funded and unfunded pension plans	60.1	65.0

Funded	33.9	37.2
Unfunded	26.2	27.9

Actual return on assets	1.8	3.5

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

198   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    199

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

Pension assets on investments classes			Target portfolio weight
(in %)	2015	2014

Equity securities	38.3	40.1	31 - 43
Bonds	40.3	38.7	36 - 48
Money market instruments	14.9	13.4	0 - 29
Real estate	5.0	4.8	5 - 10
Other assets	1.5	3.0

Total	100.0	100.0

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

No company contribution is expected to be paid to Statoil Pension in 2016.

20 Provisions

(in NOK billion)	Asset retirement obligations	Claims and litigations	Other provisions	Total

Non-current portion at 31 December 2014	107.4	3.5	6.3	117.2
Current portion at 31 December 2014 reported as trade and other payables	1.4	13.6	2.1	17.0

Provisions at 31 December 2014	108.8	17.1	8.4	134.2

New or increased provisions	4.2	6.1	4.4	14.8
Decrease in the estimates	(16.2)	(2.2)	(3.3)	(21.7)
Amounts charged against provisions	(2.2)	(4.6)	(0.9)	(7.7)
Effects of change in the discount rate	(6.8)	0.0	(0.1)	(7.0)
Reduction due to divestments	(1.0)	0.0	(0.1)	(1.1)
Accretion expenses	3.9	0.0	0.0	3.9
Reclassification and transfer	(0.6)	0.0	(0.3)	(0.8)
Currency translation	4.8	2.7	0.9	8.4

Provisions at 31 December 2015	95.0	19.1	9.0	123.0

Current portion at 31 December 2015 reported as trade and other payables	1.3	9.2	2.8	13.4
Long term interest bearing provisions at 31 December 2015 reported as finance debt	0.0	0.0	0.2	0.2
Non-current portion at 31 December 2015	93.7	9.8	6.0	109.4

200   Statoil, Annual Report on Form 20-F 2015

Expected timing of cash outflows
(in NOK billion)	Asset retirement obligations	Other provisions, including claims and litigations	Total

2016 - 2020	12.2	24.7	36.9
2021 - 2025	16.9	0.8	17.7
2026 - 2030	16.1	0.2	16.3
2031 - 2035	25.5	0.7	26.3
Thereafter	24.2	1.6	25.8

At 31 December 2015	95.0	28.1	123.0

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

For further information of methods applied and estimates required, see note 2 Significant accounting policies.

21 Trade and other payables

	At 31 December
(in NOK billion)	2015	2014

Trade payables	18.1	21.8
Non-trade payables and accrued expenses	20.8	25.2
Joint venture payables	22.8	28.9
Equity accounted investments and other related party payables	5.5	6.6

Total financial trade and other payables	67.2	82.5
Current portion of provisions and other payables	15.0	18.1

Trade and other payables	82.2	100.7

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

Statoil, Annual Report on Form 20-F 2015    201

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

202   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    203

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

204   Statoil, Annual Report on Form 20-F 2015

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

See note 2 Significant accounting policies for further information regarding measurement of fair values.

				Fair value through profit or loss
(in NOK billion)	Note	Loans and receivables	Available for sale	Held for trading	Fair value option	Non-financial assets	Total carrying amount

At 31 December 2015
Assets
Non-current derivative financial instruments		0.0	0.0	23.8	0.0	0.0	23.8
Non-current financial investments	13	0.0	1.8	0.0	18.7	0.0	20.6
Prepayments and financial receivables	13	5.8	0.0	0.0	0.0	2.8	8.5

Trade and other receivables	15	51.4	0.0	0.0	0.0	7.4	58.8
Current derivative financial instruments		0.0	0.0	4.8	0.0	0.0	4.8
Current financial investments	13	19.1	0.0	61.4	6.0	0.0	86.5
Cash and cash equivalents	16	27.1	0.0	48.8	0.0	0.0	76.0

Total		103.4	1.9	138.8	24.7	10.1	278.8

				Fair value through profit or loss
(in NOK billion)	Note	Loans and receivables	Available for sale	Held for trading	Fair value option	Non-financial assets	Total carrying amount

At 31 December 2014
Assets
Non-current derivative financial instruments		0.0	0.0	29.9	0.0	0.0	29.9
Non-current financial investments	13	0.0	1.4	0.0	18.2	0.0	19.6
Prepayments and financial receivables	13	2.7	0.0	0.0	0.0	2.9	5.7

Trade and other receivables	15	73.7	0.0	0.0	0.0	9.6	83.3
Current derivative financial instruments		0.0	0.0	5.3	0.0	0.0	5.3
Current financial investments	13	9.8	0.0	43.4	6.0	0.0	59.2
Cash and cash equivalents	16	48.9	0.0	34.2	0.0	0.0	83.1

Total		135.2	1.4	112.8	24.2	12.6	286.2

Statoil, Annual Report on Form 20-F 2015    205

(in NOK billion)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2015
Liabilities
Non-current finance debt	18	264.0	0.0	0.0	264.0
Non-current derivative financial instruments		0.0	11.3	0.0	11.3

Trade and other payables	21	66.8	0.0	15.4	82.2
Current finance debt	18	20.5	0.0	0.0	20.5
Dividend payable		6.2	0.0	0.0	6.2
Current derivative financial instruments		0.0	2.3	0.0	2.3

Total		357.5	13.6	15.4	386.5

(in NOK billion)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2014
Liabilities
Non-current finance debt	18	205.1	0.0	0.0	205.1
Non-current derivative financial instruments		0.0	4.5	0.0	4.5

Trade and other payables	21	82.5	0.0	18.1	100.7
Current finance debt	18	26.5	0.0	0.0	26.5
Dividend payable		5.7	0.0	0.0	5.7
Current derivative financial instruments		0.0	6.6	0.0	6.6

Total		319.8	11.1	18.1	349.1

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Statoil's basis for fair value measurement.

(in NOK billion)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value

At 31 December 2015
Level 1	10.5	0.0	4.8	0.0	0.0	0.0	0.0	15.3
Level 2	8.2	15.5	62.6	4.3	48.8	(10.8)	(2.3)	126.3
Level 3	1.8	8.3	0.0	0.4	0.0	(0.5)	0.0	10.1

Total fair value	20.6	23.8	67.4	4.8	48.8	(11.3)	(2.3)	151.7

At 31 December 2014
Level 1	11.1	0.0	4.0	0.0	0.0	0.0	0.0	15.1
Level 2	7.0	17.2	45.5	4.7	34.2	(4.5)	(6.6)	97.4
Level 3	1.4	12.7	0.0	0.6	0.0	0.0	(0.0)	14.7

Total fair value	19.6	29.9	49.4	5.3	34.2	(4.5)	(6.6)	127.3

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

206   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    207

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

208   Statoil, Annual Report on Form 20-F 2015

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

The following is condensed consolidated financial information for the full year 2015, 2014 and 2013, and as of 31 December 2015 and 2014.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2015 (in NOK billion)

Revenues and other income	316.0	165.6	165.6	(164.1)	483.1
Net income from equity accounted companies	(33.7)	(66.1)	(0.4)	99.9	(0.3)

Total revenues and other income	282.3	99.5	165.2	(64.2)	482.8

Total operating expenses	(316.4)	(101.0)	(215.7)	165.2	(467.9)

Net operating income	(34.1)	(1.5)	(50.5)	101.0	14.9

Net financial items	(22.5)	(0.8)	1.1	11.6	(10.6)

Income before tax	(56.6)	(2.3)	(49.3)	112.6	4.3

Income tax	7.5	(42.7)	(6.4)	(0.1)	(41.6)

Net income	(49.1)	(45.0)	(55.7)	112.5	(37.3)

Other comprehensive income	46.3	18.3	56.4	(86.3)	34.7

Total comprehensive income	(2.8)	(26.7)	0.7	26.2	(2.6)

Statoil, Annual Report on Form 20-F 2015    209

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (in NOK billion)

Revenues and other income	411.1	210.8	213.7	(212.7)	622.9
Net income from equity accounted companies	21.6	(32.7)	(0.2)	11.0	(0.3)

Total revenues and other income	432.8	178.1	213.4	(201.6)	622.7

Total operating expenses	(417.8)	(89.1)	(222.4)	216.0	(513.2)

Net operating income	15.0	89.0	(8.9)	14.4	109.5

Net financial items	(12.6)	0.0	(0.4)	12.9	(0.0)

Income before tax	2.4	89.0	(9.3)	27.3	109.4

Income tax	6.6	(81.3)	(11.5)	(1.2)	(87.4)

Net income	9.0	7.7	(20.8)	26.0	22.0

Other comprehensive income	55.4	26.0	70.5	(109.3)	42.5

Total comprehensive income	64.4	33.7	49.7	(83.3)	64.5

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (in NOK billion)

Revenues and other income	416.7	228.8	212.1	(223.2)	634.4
Net income from equity accounted companies	55.0	(8.0)	(0.2)	(46.6)	0.1

Total revenues and other income	471.7	220.8	211.9	(269.8)	634.5

Total operating expenses	(418.3)	(85.5)	(199.0)	223.6	(479.1)

Net operating income	53.5	135.3	12.9	(46.2)	155.5

Net financial items	(27.7)	(1.0)	5.9	5.7	(17.0)

Income before tax	25.8	134.3	18.8	(40.5)	138.4

Income tax	8.1	(95.3)	(11.7)	(0.2)	(99.2)

Net income	33.9	39.0	7.1	(40.7)	39.2

Other comprehensive income	24.2	5.0	27.6	(38.2)	18.5

Total comprehensive income	58.1	44.0	34.7	(78.9)	57.7

210   Statoil, Annual Report on Form 20-F 2015

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2015 (in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.6	261.2	363.0	(0.3)	629.5
Equity accounted companies	472.5	181.0	3.8	(650.1)	7.3
Other non-current assets	38.4	8.9	34.7	0.0	82.0
Non-current receivables from subsidiaries	123.1	0.0	0.2	(123.3)	0.0

Total non-current assets	639.6	451.1	401.7	(773.8)	718.7

Current receivables from subsidiaries	10.9	20.4	120.1	(151.4)	(0.0)
Other current assets	130.8	8.9	36.3	(3.9)	172.1
Cash and cash equivalents	65.8	0.8	9.4	0.0	76.0

Total current assets	207.5	30.1	165.7	(155.3)	248.0

Total assets	847.2	481.2	567.4	(929.1)	966.7

EQUITY AND LIABILITIES
Total equity	354.7	184.1	463.4	(647.2)	355.1

Non-current liabilities to subsidiaries	0.1	120.9	2.3	(123.3)	0.0
Other non-current liabilities	303.2	126.5	47.9	(1.2)	476.3

Total non-current liabilities	303.3	247.4	50.1	(124.5)	476.3

Other current liabilities	52.5	38.6	50.3	(6.0)	135.3
Current liabilities to subsidiaries	136.7	11.1	3.6	(151.4)	0.0

Total current liabilities	189.1	49.7	53.9	(157.4)	135.3

Total liabilities	492.4	297.1	104.0	(281.9)	611.7

Total equity and liabilities	847.2	481.2	567.4	(929.1)	966.7

Statoil, Annual Report on Form 20-F 2015    211

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2014 (in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.9	276.4	365.3	(0.4)	647.3
Equity accounted companies	490.0	140.5	7.5	(629.6)	8.4
Other non-current assets	34.8	13.0	28.2	0.0	76.0
Non-current receivables from subsidiaries	68.6	0.4	0.2	(69.2)	0.0

Total non-current assets	599.3	430.3	401.2	(699.2)	731.7

Current receivables from subsidiaries	16.1	50.3	89.0	(155.4)	0.0
Other current assets	116.7	14.2	46.8	(6.0)	171.6
Cash and cash equivalents	71.5	0.6	11.0	0.0	83.1

Total current assets	204.4	65.0	146.7	(161.4)	254.8

Total assets	803.8	495.4	547.9	(860.6)	986.4

EQUITY AND LIABILITIES
Total equity	380.8	215.1	412.4	(627.1)	381.2

Non-current liabilities to subsidiaries	0.1	66.3	2.7	(69.2)	0.0
Other non-current liabilities	238.2	144.9	45.3	(2.3)	426.2

Total non-current liabilities	238.4	211.2	48.0	(71.4)	426.2

Other current liabilities	68.1	60.0	57.6	(6.7)	179.0
Current liabilities to subsidiaries	116.5	9.1	29.8	(155.4)	0.0

Total current liabilities	184.6	69.1	87.4	(162.1)	179.0

Total liabilities	423.0	280.3	135.5	(233.5)	605.2

Total equity and liabilities	803.8	495.4	547.9	(860.6)	986.4

212   Statoil, Annual Report on Form 20-F 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2015 (in NOK billion)

Cash flows provided by (used in) operating activities	23.5	64.7	37.4	(16.6)	109.0
Cash flows provided by (used in) investing activities	(44.8)	(141.3)	(46.9)	117.9	(115.1)
Cash flows provided by (used in) financing activities	9.9	76.7	7.2	(101.3)	(7.5)

Net increase (decrease) in cash and cash equivalents	(11.5)	0.1	(2.3)	0.0	(13.6)

Effect of exchange rate changes on cash and cash equivalents	5.7	0.1	1.3	0.0	7.1
Cash and cash equivalents at the beginning of the period (net of overdraft)	71.5	0.6	10.3	0.0	82.4

Cash and cash equivalents at the end of the period (net of overdraft)	65.8	0.8	9.3	0.0	75.9

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (in NOK billion)

Cash flows provided by (used in) operating activities	18.6	73.2	56.9	(22.2)	126.5
Cash flows provided by (used in) investing activities	(16.9)	(59.4)	(55.5)	19.8	(112.0)
Cash flows provided by (used in) financing activities	(11.0)	(13.2)	(1.3)	2.4	(23.1)

Net increase (decrease) in cash and cash equivalents	(9.3)	0.6	0.1	0.0	(8.6)

Effect of exchange rate changes on cash and cash equivalents	3.8	0.1	1.9	0.0	5.8
Cash and cash equivalents at the beginning of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	71.5	0.7	10.3	0.0	82.5

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (in NOK billion)

Cash flows provided by (used in) operating activities	64.3	69.9	39.6	(72.6)	101.3
Cash flows provided by (used in) investing activities	(46.9)	(46.0)	(87.4)	69.9	(110.4)
Cash flows provided by (used in) financing activities	(0.6)	(23.9)	48.5	2.7	26.6

Net increase (decrease) in cash and cash equivalents	16.8	0.0	0.7	0.0	17.5

Effect of exchange rate changes on cash and cash equivalents	2.7	0.0	0.2	0.0	2.9
Cash and cash equivalents at the beginning of the period (net of overdraft)	57.4	0.0	7.5	0.0	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Statoil, Annual Report on Form 20-F 2015    213

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

214   Statoil, Annual Report on Form 20-F 2015

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographical area, defined as country or continent containing 15% or more of total proved reserves. Norway contains 75% of total proved reserves at 31 December 2015 and no other country contains reserves approaching 15% of total proved reserves. Accordingly, management has determined that the most meaningful presentation of geographical areas would be Norway and the continents of Eurasia (excluding Norway), Africa and Americas.

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2012 through 2015, and the changes therein.

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved oil and condensate reserves in million barrels oil equivalent
At 31 December 2012	968	193	281	395	1,837	82	1,919

Revisions and improved recovery	133	16	40	18	207	(16)	191
Extensions and discoveries	19	47	8	34	108	0	108
Purchase of reserves-in-place	13	0	0	0	13	0	13
Sales of reserves-in-place	(40)	(15)	0	(2)	(57)	0	(57)
Production	(174)	(15)	(58)	(46)	(294)	(4)	(298)

At 31 December 2013	918	227	271	399	1,815	63	1,877

Revisions and improved recovery	143	10	85	(4)	235	(3)	232
Extensions and discoveries	3	0	5	145	153	0	153
Purchase of reserves-in-place	0	0	0	20	20	0	20
Sales of reserves-in-place	(5)	(27)	(2)	0	(34)	0	(34)
Production	(173)	(14)	(64)	(51)	(301)	(4)	(306)

At 31 December 2014	886	196	296	508	1,887	55	1,942

Revisions and improved recovery	71	(68)	57	(54)	5	(5)	0
Extensions and discoveries	437	0	0	74	511	0	511
Purchase of reserves-in-place	0	0	0	4	4	0	4
Sales of reserves-in-place	(4)	(38)	0	(1)	(43)	0	(43)
Production	(174)	(13)	(75)	(57)	(319)	(4)	(324)

At 31 December 2015	1,216	76	278	474	2,045	46	2,091

Proved reserves of bitumen in Americas, representing less than 2% of Statoil's proved reserves, is included as oil in the table above.

Statoil, Annual Report on Form 20-F 2015    215

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved NGL reserves in million barrels oil equivalent
At 31 December 2012	405	0	18	47	469	0	469

Revisions and improved recovery	25	0	(0)	4	28	0	28
Extensions and discoveries	1	0	0	10	11	0	11
Purchase of reserves-in-place	0	0	0	0	0	0	0
Sales of reserves-in-place	(21)	0	0	0	(21)	0	(21)
Production	(42)	0	(1)	(4)	(47)	0	(47)

At 31 December 2013	368	0	16	56	441	0	441

Revisions and improved recovery	(2)	0	1	5	4	0	4
Extensions and discoveries	3	0	0	18	21	0	21
Purchase of reserves-in-place	0	0	0	0	0	0	0
Sales of reserves-in-place	(10)	0	0	(2)	(12)	0	(12)
Production	(42)	0	(2)	(7)	(51)	0	(51)

At 31 December 2014	318	0	15	69	403	0	403

Revisions and improved recovery	7	0	3	(20)	(10)	0	(10)
Extensions and discoveries	11	0	0	16	27	0	27
Purchase of reserves-in-place	0	0	0	4	4	0	4
Sales of reserves-in-place	(1)	0	0	(5)	(5)	0	(5)
Production	(44)	0	(3)	(7)	(54)	0	(54)

At 31 December 2015	291	0	15	57	364	0	364

216   Statoil, Annual Report on Form 20-F 2015

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved gas reserves in billion standard cubic feet
At 31 December 2012	15,003	575	341	1,107	17,027	0	17,027

Revisions and improved recovery	391	187	27	382	987	0	987
Extensions and discoveries	920	1,236	0	112	2,268	0	2,268
Purchase of reserves-in-place	5	0	0	0	5	0	5
Sales of reserves-in-place	(295)	(3)	0	(2)	(300)	0	(300)
Production	(1,264)	(72)	(40)	(196)	(1,571)	0	(1,571)

At 31 December 2013	14,761	1,923	328	1,404	18,416	0	18,416

Revisions and improved recovery	439	32	8	197	676	0	676
Extensions and discoveries	79	0	0	364	443	0	443
Purchase of reserves-in-place	0	0	0	0	0	0	0
Sales of reserves-in-place	(355)	(681)	0	(15)	(1,051)	0	(1,051)
Production	(1,229)	(56)	(38)	(242)	(1,565)	0	(1,565)

At 31 December 2014	13,694	1,218	299	1,708	16,919	0	16,919

Revisions and improved recovery	385	(18)	129	(676)	(180)	0	(180)
Extensions and discoveries	179	0	0	318	497	0	497
Purchase of reserves-in-place	0	0	0	31	31	0	31
Sales of reserves-in-place	(10)	(991)	0	(42)	(1,043)	0	(1,043)
Production	(1,306)	(16)	(63)	(215)	(1,600)	0	(1,600)

At 31 December 2015	12,942	193	366	1,123	14,624	0	14,624

Statoil, Annual Report on Form 20-F 2015    217

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved reserves in million barrels oil equivalent
At 31 December 2012	4,046	296	360	639	5,340	82	5,422

Revisions and improved recovery	227	49	44	90	411	(16)	395
Extensions and discoveries	183	268	8	64	523	0	523
Purchase of reserves-in-place	14	0	0	0	14	0	14
Sales of reserves-in-place	(113)	(15)	0	(2)	(131)	0	(131)
Production	(441)	(28)	(66)	(85)	(621)	(4)	(625)

At 31 December 2013	3,916	569	346	705	5,537	63	5,600

Revisions and improved recovery	219	16	87	36	359	(3)	356
Extensions and discoveries	20	0	5	227	253	0	253
Purchase of reserves-in-place	0	0	0	20	20	0	20
Sales of reserves-in-place	(78)	(148)	(2)	(5)	(233)	0	(233)
Production	(434)	(24)	(72)	(102)	(631)	(4)	(635)

At 31 December 2014	3,644	413	364	882	5,304	55	5,359

Revisions and improved recovery	146	(72)	83	(194)	(37)	(5)	(42)
Extensions and discoveries	480	0	0	146	627	0	627
Purchase of reserves-in-place	0	0	0	13	13	0	13
Sales of reserves-in-place	(6)	(215)	0	(13)	(235)	0	(235)
Production	(450)	(16)	(88)	(103)	(658)	(4)	(662)

At 31 December 2015	3,814	111	358	731	5,014	46	5,060

Proved reserves of bitumen in Americas, representing less than 2% of Statoil's proved reserves, is included as oil in the table above.

218   Statoil, Annual Report on Form 20-F 2015

	Consolidated companies				Equity accounted		Total
	Norway	Eurasia excluding Norway	Africa	Americas	Subtotal	Americas	Total
Net proved oil and condensate reserves in million barrels oil equivalent
At 31 December 2012
Developed	547	79	221	164	1,010	38	1,049
Undeveloped	421	114	61	231	827	44	870
At 31 December 2013
Developed	548	63	197	212	1,020	32	1,052
Undeveloped	370	164	74	187	795	30	826
At 31 December 2014
Developed	559	63	243	267	1,133	24	1,156
Undeveloped	327	133	52	242	754	32	786
At 31 December 2015
Developed	505	48	248	282	1,083	21	1,104
Undeveloped	711	29	30	192	962	25	987
Net proved NGL reserves in million barrels oil equivalent
At 31 December 2012
Developed	296	0	11	27	334	0	334
Undeveloped	109	0	7	20	135	0	135
At 31 December 2013
Developed	287	0	10	34	330	0	330
Undeveloped	82	0	7	22	111	0	111
At 31 December 2014
Developed	258	0	9	42	310	0	310
Undeveloped	60	0	6	27	93	0	93
At 31 December 2015
Developed	235	0	9	45	290	0	290
Undeveloped	56	0	6	12	74	0	74
Net proved gas reserves in billion standard cubic feet
At 31 December 2012
Developed	12,073	343	226	567	13,210	0	13,210
Undeveloped	2,931	232	115	540	3,817	0	3,817
At 31 December 2013
Developed	11,580	467	209	817	13,073	0	13,073
Undeveloped	3,181	1,455	120	586	5,343	0	5,343
At 31 December 2014
Developed	11,227	312	191	946	12,677	0	12,677
Undeveloped	2,467	906	108	762	4,242	0	4,242
At 31 December 2015
Developed	10,664	32	206	999	11,901	0	11,901
Undeveloped	2,278	161	160	124	2,723	0	2,723
Net proved oil, condensate, NGL and gas reserves in million barrels oil equivalent
At 31 December 2012
Developed	2,994	140	272	292	3,698	38	3,737
Undeveloped	1,052	155	88	347	1,642	44	1,686
At 31 December 2013
Developed	2,898	146	244	392	3,679	32	3,711
Undeveloped	1,018	423	103	314	1,858	30	1,888
At 31 December 2014
Developed	2,818	119	287	477	3,701	24	3,725
Undeveloped	826	295	78	405	1,603	32	1,635
At 31 December 2015
Developed	2,641	53	294	505	3,494	21	3,515
Undeveloped	1,173	57	64	226	1,521	25	1,546

Statoil, Annual Report on Form 20-F 2015    219

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

The result of operations for oil and gas producing activities contains the two upstream reporting segments Development and Production Norway (DPN) and Development and Production International (DPI) as presented in note 3 Segments. Production cost is based on operating

220   Statoil, Annual Report on Form 20-F 2015

expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position, royalty payments and diluent costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity based derivatives within the upstream segments.

Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2015
Sales	0.4	2.0	(0.6)	1.6	3.5
Transfers	140.1	3.8	27.7	22.2	193.9
Other revenues	(1.0)	12.3	0.0	0.1	11.4

Total revenues	139.5	18.2	27.2	23.9	208.7

Exploration expenses	(4.6)	(1.7)	(5.1)	(19.5)	(31.0)
Production costs	(21.1)	(1.3)	(5.4)	(6.4)	(34.2)
Depreciation, amortisation and net impairment losses	(51.4)	(6.4)	(20.1)	(55.1)	(133.0)
Other expenses	(4.7)	(1.3)	(1.9)	(11.1)	(19.0)

Total costs	(81.9)	(10.7)	(32.6)	(92.0)	(217.2)

Results of operations before tax	57.6	7.4	(5.4)	(68.2)	(8.5)
Tax expense	(38.8)	1.8	(5.4)	(0.2)	(42.6)

Results of operations	18.8	9.2	(10.8)	(68.3)	(51.1)

Net income from equity accounted investments	0.0	0.3	0.0	(1.0)	(0.8)

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2014
Sales	1.8	4.3	5.0	3.9	15.0
Transfers	172.6	6.1	32.6	28.6	239.9
Other revenues	7.7	5.7	0.7	(1.0)	13.1

Total revenues	182.1	16.1	38.3	31.4	268.1

Exploration expenses	(5.4)	(2.6)	(9.2)	(13.2)	(30.3)
Production costs	(23.0)	(1.5)	(4.6)	(5.3)	(34.4)
Depreciation, amortisation and net impairment losses	(40.0)	(4.9)	(14.1)	(37.9)	(96.9)
Other expenses	(2.2)	(1.2)	0.4	(10.6)	(13.6)

Total costs	(70.5)	(10.1)	(27.5)	(67.0)	(175.2)

Results of operations before tax	111.6	6.0	10.9	(35.6)	92.9
Tax expense	(74.8)	(0.5)	(8.4)	(0.4)	(84.0)

Results of operations	36.8	5.5	2.5	(36.0)	8.8

Net income from equity accounted investments	(0.0)	1.0	0.0	(1.7)	(0.7)

Statoil, Annual Report on Form 20-F 2015    221

Consolidated companies
(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total

Full year 2013
Sales	0.3	4.0	3.9	4.1	12.3
Transfers	192.5	7.4	30.9	27.1	257.9
Other revenues	9.3	3.9	0.2	0.4	13.8

Total revenues	202.1	15.3	35.0	31.6	284.0

Exploration expenses	(5.5)	(3.4)	(1.6)	(7.5)	(18.0)
Production costs	(22.1)	(1.5)	(3.9)	(3.9)	(31.4)
Depreciation, amortisation and net impairment losses	(32.2)	(2.4)	(13.3)	(16.2)	(64.1)
Other expenses	(5.3)	(1.6)	(0.5)	(9.7)	(17.1)

Total costs	(65.1)	(8.9)	(19.3)	(37.3)	(130.6)

Results of operations before tax	137.0	6.4	15.7	(5.7)	153.4
Tax expense	(90.9)	(2.0)	(8.1)	(1.0)	(102.0)

Results of operations	46.1	4.4	7.6	(6.7)	51.4

Net income from equity accounted investments	0.1	0.3	0.0	(0.3)	0.1

Average production cost in NOK per boe based on entitlement volumes	Norway	Eurasia excluding Norway	Africa	Americas	Total

2015	47	79	61	62	52
2014	53	64	64	52	55
2013	50	53	59	46	51

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

222   Statoil, Annual Report on Form 20-F 2015

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2015
Consolidated companies
Future net cash inflows	1,288.7	43.9	137.3	189.7	1,659.5
Future development costs	(156.1)	(10.8)	(10.7)	(41.5)	(219.0)
Future production costs	(441.5)	(22.2)	(54.9)	(102.6)	(621.3)
Future income tax expenses	(455.7)	(0.9)	(25.3)	(6.4)	(488.4)
Future net cash flows	235.4	9.9	46.3	39.2	330.8
10% annual discount for estimated timing of cash flows	(96.6)	(3.3)	(11.1)	(15.8)	(126.8)
Standardised measure of discounted future net cash flows	138.8	6.6	35.2	23.4	203.9

Equity accounted investments
Standardised measure of discounted future net cash flows	0,0	0,0	0,0	1.1	1.1

Total standardised measure of discounted future net cash flows including equity accounted investments	138.8	6.6	35.2	24.5	205.1

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2014
Consolidated companies
Future net cash inflows	1,467.9	203.4	213.6	323.0	2,207.9
Future development costs	(166.8)	(59.9)	(12.3)	(51.7)	(290.8)
Future production costs	(439.8)	(91.6)	(58.3)	(142.7)	(732.4)
Future income tax expenses	(606.8)	(8.1)	(48.6)	(34.0)	(697.5)
Future net cash flows	254.5	43.8	94.4	94.6	487.3
10% annual discount for estimated timing of cash flows	(99.7)	(27.8)	(28.1)	(41.9)	(197.6)
Standardised measure of discounted future net cash flows	154.7	16.0	66.3	52.7	289.8

Equity accounted investments
Standardised measure of discounted future net cash flows	0,0	0,0	0,0	5.1	5.1

Total standardised measure of discounted future net cash flows including equity accounted investments	154.7	16.0	66.3	57.8	294.8

(in NOK billion)	Norway	Eurasia excluding Norway	Africa	Americas	Total
At 31 December 2013
Consolidated companies
Future net cash inflows	1,700.2	273.7	205.2	257.5	2,436.6
Future development costs	(200.0)	(80.8)	(16.0)	(38.9)	(335.7)
Future production costs	(471.3)	(125.4)	(54.8)	(104.3)	(755.8)
Future income tax expenses	(740.9)	(12.2)	(50.0)	(24.0)	(827.1)
Future net cash flows	288.0	55.3	84.4	90.3	518.0
10% annual discount for estimated timing of cash flows	(120.8)	(39.7)	(27.6)	(41.3)	(229.4)
Standardised measure of discounted future net cash flows	167.2	15.6	56.8	49.0	288.6

Equity accounted investments
Standardised measure of discounted future net cash flows	0,0	0,0	0,0	4.8	4.8

Total standardised measure of discounted future net cash flows including equity accounted investments	167.2	15.6	56.8	53.8	293.4

Statoil, Annual Report on Form 20-F 2015    223

Changes in the standardised measure of discounted future net cash flows from proved reserves
(in NOK billion)	2015	2014	2013

Consolidated companies
Standardised measure at beginning of year	289.8	288.6	252.8
Net change in sales and transfer prices and in production (lifting) costs related to future production	(313.7)	(98.3)	(24.0)
Changes in estimated future development costs	(4.5)	(32.3)	(54.9)
Sales and transfers of oil and gas produced during the period, net of production cost	(168.0)	(232.6)	(243.2)
Net change due to extensions, discoveries, and improved recovery	30.1	23.1	10.6
Net change due to purchases and sales of minerals in place	(7.4)	(25.1)	(33.9)
Net change due to revisions in quantity estimates	76.4	126.1	126.5
Previously estimated development costs incurred during the period	84.6	99.6	95.1
Accretion of discount	71.0	77.3	81.4
Net change in income taxes	145.7	63.3	78.2

Total change in the standardised measure during the year	(85.8)	1.2	35.8

Standardised measure at end of year	203.9	289.8	288.6

Equity accounted investments
Standardised measure at end of year	1.1	5.1	4.8

Standardised measure at end of year including equity accounted investments	205.1	294.8	293.4

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

224   Statoil, Annual Report on Form 20-F 2015

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

/s/ KPMG AS

Trondheim, Norway

9 March 2016

Statoil, Annual Report on Form 20-F 2015    225

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

/s/ KPMG AS

Trondheim, Norway
9 March 2016

226   Statoil, Annual Report on Form 20-F 2015

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

•        PDO - Plan for development and operation

•        PDQ – Production drilling quarters

•        PIO - Plan for installation and operation

•        PRD - Project Development organisation

•        PSA - Production sharing agreement

•        PSR - Procurement and Supplier Relations

•        RDI - Research, Development and Innovation

Statoil, Annual Report on Form 20-F 2015    227

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

228   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    229

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

230   Statoil, Annual Report on Form 20-F 2015

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

Statoil, Annual Report on Form 20-F 2015    231

11 Signature page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

STATOIL ASA

(Registrant)

By: /s/   Hans Jakob Hegge

Name:     Hans Jakob Hegge

Title:       Executive Vice President and Chief Financial Officer

Dated:  12 April 2016

232   Statoil, Annual Report on Form 20-F 2015

12 Exhibits

The following exhibits are filed as part of this Amendment No. 1:

Exhibit no	Description

Exhibit 1	Articles of Association of Statoil ASA, as amended, effective from 14 May 2013 (English translation).*
Exhibit 4(a)(i)	Technical Services Agreement between Gassco AS and Statoil Petroleum AS, dated November 24, 2010.*
Exhibit 4(c)	Employment agreement with Eldar Sætre as of 4 February 2015.*
Exhibit 7	Calculation of ratio of earnings to fixed charges.*
Exhibit 8	Subsidiaries (see section 3.9 Significant subsidiaries included in this Annual Report).*
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.**
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.**
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer. 1) **
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer. 1) **
Exhibit 15(a)(i)	Consent of KPMG AS.*
Exhibit 15(a)(ii)	Consent of DeGolyer and MacNaughton.*
Exhibit 15(a)(iii)	Report of DeGoyler and MacNaughton.*

1)	Furnished only.
*	Previously filed with the Original Form 20-F on March 18, 2016.
**	Filed or furnished with this Amendment No. 1.

The total amount of long-term debt securities of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of Statoil ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Statoil, Annual Report on Form 20-F 2015    233

13 Cross reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected Financial Data	1.2; 4.1.2; 6; 6.1.1; 6.7
	B. Capitalisation and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.1
Item 4.	Information on the Company
	A. History and Development of the Company	3.1; 3.2; 4.1.4; 4.1.5; 4.2.3; 8.1.4
	B. Business Overview	2; 3; 4.1.1; 4.1.3
	C. Organisational Structure	3.1; 3.4; 3.9
	D. Property, Plants and Equipment	3.5 - 3.7; 3.13; 4.2.3; 8.1.11; 8.1.22
	Oil and Gas Disclosures	3.10.1; 3.10.2; 3.11; 3.11.1; 3.11.2; 3.11.3; 3.11.4; 8.1.27; Exhibit 15(a)(iv)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.12; 4.1; 4.2.4; 5.2.1; 8.1.25
	B. Liquidity and Capital Resources	4.2; 4.2.1; 4.2.2; 4.2.5; 5.2.1; 5.2.2; 8.1.5; 8.1.16; 8.1.18; 8.1.25
	C. Research and development, Patents and Licenses, etc.	3.8.3; 8.1.7
	D. Trend Information	2; 3.3; 3.5.1; 3.5.3; 3.5.4; 3.6; 3.7.1; 3.11; 3.12.5; 4.2; 5; 8.1.23
	E. Off-Balance Sheet Arrangements	4.2.5; 4.2.6; 8.1.22; 8.1.23
	F. Tabular Disclosure of Contractual Obligations	4.2.5
	G. Safe Harbor	10
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.6; 7.8
	B. Compensation	7.9; 8.1.19
	C. Board Practices	7.5; 7.6; 7.8
	D. Employees	3.16.1; 3.16.3
	E. Share Ownership	6.2.1; 7.6; 7.8; 7.10
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.8
	B. Related Party Transactions	3.14; 8.1.24
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4.1.3; 5.3; 6.1; 8
	B. Significant Changes	8.1.27
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4
	B. Plan of Distribution	N/A
	C. Markets	6; 6.4; 7.7
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	6.1; 6.8; 7.1; 7.3; 7.10; 8.1.17
	C. Material Contracts	N/A
	D. Exchange Controls	6.6
	E. Taxation	6.5
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	5; 8.1.5; 8.1.25
Item 12.	Description of Securities Other than Equity Securities	5; 8.1.5; 8.1.25
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	6.4.2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	7.12; 8.2.2
Item 16A.	Audit Committee Financial Expert	7.6.1
Item 16B.	Code of Ethics	7.2
Item 16C.	Principal Accountant Fees and Services	7.1
Item 16D.	Exemptions from the Listing Standards for Audit Committees	7.7
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	6.2
Item 16F.	Changes in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	7.7
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	8
Item 19.	Exhibits	12

234   Statoil, Annual Report on Form 20-F 2015