Form 20-F
period 2020-12-31
EQUINOR ASA
filed 2021-03-19
CIK 1140625

2020 Annual Report on Form 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Forusbeen 50, N-4035, Stavanger, Norway
(Address of Principal Executive Offices) Svein Skeie Chief Financial Officer Equinor ASA Forusbeen 50, N-4035 Stavanger, Norway Telephone No.: 011-47-5199-0000 Fax No.: 011-47-5199-0050
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares	EQNR	New York Stock Exchange
Ordinary shares, nominal value of NOK 2.50 each	EQNR	New York Stock Exchange*

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Equinor, Annual Report on Form 20-F 2020    1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NOK 2.50 each	3,246,245,216

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report.                                                                                                                                                          ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐

Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes x No

2   Equinor, Annual Report on Form 20-F 2020

We are Equinor

We are an international energy company

committed to playing a leading role in the

energy transition – providing for continued

value creation in a net zero future.

We energise the lives of 170 million people.

Every day.

Equinor, Annual Report on Form 20-F 2020    3

We continue to pursue our strategy of always safe, high value and low carbon. To position ourselves as a leading company in the energy transition, we are accelerating value growth in renewable energy, positioning for low carbon solutions and focusing and optimising our oil and gas business.

Below are some key figures from 2020.

4   Equinor, Annual Report on Form 20-F 2020

2020 highlights

January:

Official opening of the Johan Sverdrup field by the Prime Minister and prolonged life for Statfjord to 2040. Announced ambition to cut absolute emissions in Norway to near zero by 2050.

February:

Launch of global climate roadmap with ambition to reduce net carbon intensity, grow renewable energy capacity tenfold by 2026 and reach carbon neutral global operations by 2030.

March:

Covid-19 Task Force established as corporate project to handle both short-term immediate response and long-term implications. Launch of USD 3 billion action plan to strengthen financial resilience and suspension of the share buy-back programme.

April:

Approval of the PDO for Hywind Tampen and launch of a new organizational unit focusing on improved value creation on late life fields on the NCS.  Executed a total of USD 5 billion in the debt capital market.

May:

Divested minority shareholding in Lundin Energy AB. Final investment decision (FID) for the transport and storage of CO2 project Northern Lights.  Executed a total of USD 1.5 billion in the debt capital market.

June:

Agreement on way forward for Krafla, Fulla and North of Alvheim on the NCS. Launch of maritime climate ambitions and FID on partially electrification of the Sleipner field.

July:

Plan for the world’s first at scale clean hydrogen plant with Hydrogen to Humber Saltend in the UK. Discovery of gas and condensate in the Kvitebjørn field.

August:

Anders Opedal announced as new president and CEO of Equinor from 2 November. First logistics operation conducted with a drone to Troll A.

September:

Partnering with bp in US offshore wind to capture value and create platform for growth. Submission of PDO of the Breidablikk field.  Fire at Hammerfest LNG causing the plant to be closed for up to a year.

October:

Publication of externally led review of Equinor’s investments in the US. Construction started for the world’s largest floating wind farm, Hywind Tampen. Two discoveries of oil offshore Newfoundland Canada.

November:

New corporate structure and corporate executive committee announced. Equinor sets ambition to reach net-zero emissions by 2050, including emissions from production and use of energy. Financial close on Dogger Bank A and B.

December:

Snorre Expansion on stream ahead of schedule. Farm down of 10% in Dogger Bank A and B. Go-ahead for the Northern Lights project with the governments funding decision. Equinor acquires interests in conventional onshore assets in Russia.

Equinor, Annual Report on Form 20-F 2020    5

Annual report at a glance

To better facilitate for an overview of the report, Equinor presents key events and results for 2020 and early 2021. For further details please see the reference pages for each item.

Changes to reporting segments in section 2.2

Equinor announced changes to the reporting segments, corporate structure and the Corporate Executive Committee. Also, from 1 June 2021, NES will be renamed to Renewables (REN). Read more about Equinors segments in note 3 Segments in the Consolidated financial statements.

E&P Norway in section 2.3

Production from the Johan Sverdrup field is expected to increase to 535,000 barrels per day by mid-2021.

E&P International in section 2.4

Equinor's entitlement production outside Norway and US was 14% of Equinor's total entitlement production in 2020.

E&P USA in sections 2.5 and 2.10

On 9 October, Equinor published its report from the review into its US investments. The main objective of the report was to identify learning and improvements, and the work was led by PwC. The report showed that the accumulated net loss, including impairments, for all Equinor’s activities in the USA was USD 21.5 billion up until 2019, which have increased to USD 25 billion at the end of 2020 following the negative results in E&P USA in 2020.

MMP in section 2.6

On 28 September 2020, a fire in the air inlet at a turbine at the LNG plant at Melkøya  was reported and on 2 December, a fire at the methanol plant at Tjeldbergodden  was reported.

NES in section 2.7

In 2020, Equinor participated in offshore wind and solar assets with a total capacity of 1.3 gigawatts, of which 0.75 gigawatts are operated by Equinor. Equinor equity generation capacity is 0.5 gigawatts. The equity renewable power generation in 2020 was 1.7 terawatt hours.

Operational performance in section 2.9

The 2020 reserves replacement ratio was negative 5% and the corresponding three-year average was 95%.

IFRS net income in section 2.10

The Group’s net income was negative  USD 5.5 billion, and were largely affected by the market turbulence for liquid and gas prices. Average liquids prices were down 35% and average invoiced gas prices for Europe and North America were down 38% and 29%, respectively. For further information on prices, see also table Operational data in section 2.9 Operational performance.

Climate and the energy transition in section 2.13

Equinor sets ambitions to reach carbon neutral global operations by 2030 and to reach net-zero emissions by 2050, including emissions from production and use of energy. Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. Further details about the portfolio sensitivity test are available in our 2020 Sustainability Report.

Impairments in section 4.1

Total impairments in E&P USA in the period 2007 till 2020 is USD 16.5 billion including impairment of goodwill of USD 1.2 billion and exploration assets USD 1.3 billion. For more information about impairments per segment, see Note 10 Property, plant and equipment to the Consolidated financial statements.

Payments to Governments in section 5.4

In 2020, Equinor paid USD 2,623 million in taxes to Norway. For further details on Payments to governments per country related to extractive activities, see section 5.4 Payments to governments.

6   Equinor, Annual Report on Form 20-F 2020

Selected country information

Table with information per country
	Net operating income/(loss)		Non-current assets by country2)		Average equity production in mboe/day
	Full year		At 31 December		Full year
(in USD million)	2020	2019	2020	2019	2020	2019

Norway	3,551	10,209	42,192	40,292	1,315	1,235
Angola	435	926	725	1,564	119	137
Nigeria	96	366	131	174	29	36
Algeria	87	267	808	915	41	55
Azerbaijan	68	120	1,683	1,598	35	39
Ireland	(178)	(24)	274	478	12	15
Russia	(206)	15	973	447	14	14
Canada	(232)	98	1,527	1,672	21	22
Denmark	(251)	170	953	984	-	-
Brazil	(777)	280	8,203	8,724	51	81
Tanzania	(1,000)	(8)	2	964	-	-
UK	(1,456)	(224)	4,398	5,657	25	10
USA	(3,337)	(2,440)	13,172	17,776	403	423
Other	(223)	(454)	1,040	887	5	8

Total1)	(3,423)	9,299	76,082	82,133	2,070	2,074

1) See Group financial statements (Net operating income in 2020 includes net impairment losses of USD 7.1 billion and exploration expenses of USD 3.5 billion)
2) Excluding deferred tax assets, pension assets and non-current financial assets.

Lotte Halvorsen and Renate Lysen, Melkøya, Norway.

Equinor, Annual Report on Form 20-F 2020    7

About the report

This document constitutes the Annual report on Form 20-F pursuant to the US Securities Exchange Act of 1934 as applicable to foreign private issuers, for Equinor ASA for the year ended 31 December 2020. Cross references to the Form 20-F requirements are set out in section 5.10 in this report. The Annual report on Form 20-F and other related documents are filed with the US Securities and Exchange Commission (the SEC). The (statutory) Annual report (and Form 20-F) are filed with the Norwegian Register of company accounts.

The Equinor Annual report and Form 20-F may be downloaded from Equinor’s website at www.equinor.com/reports. References to this document or other documents on Equinor’s website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be found at www.sec.gov.

Table of contents

2020 highlights	5
Annual report at a glance	6
Selected country information	7
About the report	8

INTRODUCTION
Message from the chair of the board	10
Chief executive letter	12

STRATEGIC REPORT
2.1 Strategy and market overview	14
2.2 Business overview	22
2.3 Exploration & Production Norway	31
2.4 Exploration & Production International	41
2.5 Exploration & Production USA	49
2.6 Marketing, Midstream & Processing	54
2.7 Other group	59
2.8 Corporate	65
2.9 Operational performance	73
2.10 Financial review	91
2.11 Liquidity and capital resources	106
2.12 Risk review	115
2.13 Safety, security and sustainability	129
2.14 Our people	137

CORPORATE GOVERNANCE
3.1 Introduction	143
3.2 General meeting of shareholders	146
3.3 Nomination committee	148
3.4 Corporate assembly	148
3.5 Board of directors	152
3.6 Management	162
3.7 Compensation to governing bodies	170
3.8 Share ownership	178
3.9 External auditor	179
3.10 Risk management and internal control	182

FINANCIAL STATEMENTS AND SUPPLEMENTS
4.1 Consolidated financial statements of the Equinor group	185
4.2 Supplementary oil and gas information (unaudited)	260

ADDITIONAL INFORMATION
5.1 Shareholder information	273
5.2 Non-GAAP financial measures	283
5.3 Legal proceedings	289
5.6 Terms and abbreviations	290
5.7 Forward-looking statements	293
5.8 Signature page	294
5.9 Exhibits	295
5.10 Cross reference of Form 20-F	296

8   Equinor, Annual Report on Form 20-F 2020

Equinor, Annual Report on Form 20-F 2020    9

The energy systems of the world are changing, and it is a sound business strategy to position Equinor to create value and be a leading company in the energy transition. We took major steps in 2020 to shape the future of our company.

Jon Erik Reinhardsen

10   Equinor, Annual Report on Form 20-F 2020

Message from the chair of the board Dear fellow investors,

The outbreak of the Covid-19 pandemic profoundly affected 2020. Equinor took swift actions to respond to the challenges we were faced with.  Safeguarding our people and our financial position while protecting projects and operations had priority in a situation characterised by weak and volatile markets. Entering 2021, we are a robust company with the strength needed to continue our strategic development.

Equinor is well positioned to create value and take a leading role in the ongoing energy transition. In January 2020, we launched new climate ambitions to reduce the absolute greenhouse gas emissions from our operated offshore fields and onshore plants in Norway to near zero by 2050. In February, we announced our aim to achieve carbon neutral operations globally by 2030. And in November, we announced our ambition to become a net zero company by 2050.

On 2 November, Anders Opedal took on the position as President and CEO. The board has worked systematically to prepare for the CEO transition. By choosing Opedal, we are confident that we have found the best person to lead Equinor and create value for our shareholders.

The safety and security of everyone that works for Equinor has been at the top of the board of directors’ agenda through these unprecedented times. I am pleased to see that there is a positive development in important safety indicators. The serious incident frequency is down and our frequency for personal injuries is declining throughout the year. However, during the second half of the year, we experienced incidents at some of our Norwegian onshore plants that call for even stronger focus. The board works closely with the Administration to support and follow up actions to improve process safety and prevent major accidents.

Equinor delivered solid operational performance in 2020, despite the extraordinary circumstances. The net operating income was negative USD 3.42 billion, compared to positive USD 9.30 billion in 2019. The change was primarily driven by low oil and gas prices.

At the outset of the Covid-19 pandemic we took forceful measures to protect our balance sheet, reducing operating costs, investments and exploration expenditure. We reduced our dividend by 67% in April. For the fourth quarter of 2020, we propose to the AGM a quarterly dividend of USD 0.12 per share, which is an increase from USD 0.11 for the third quarter.

Equinor continues to optimise the oil and gas project portfolio, with new projects to be sanctioned in 2021-2022 having an average breakeven oil price of around USD 30 per barrel. Based on this competitive portfolio, Equinor expects production growth in oil and gas.

During 2020, we have demonstrated strong ability to create value through transactions within offshore wind. Equinor entered into an agreement to farm down in the UK Dogger Bank Wind Farm A and B, and created a US-focused strategic partnership where bp agreed to farm in 50% into the Empire Wind and the Beacon Wind assets.

As of the second quarter of 2020, we report our upstream activities in the US as a separate segment. From the first quarter of 2021, we will also report our renewables segment separately.

The energy systems of the world are changing, and it is a sound business strategy to position Equinor to create value and be a leading company in the energy transition. We took major steps in 2020 to shape the future of our company. At our capital markets day in June, we will give further insight into our strategy and ambitions.

I would like to express my gratitude for our employees’ hard work and commitment and thank our shareholders for their continued investment.

Jon Erik Reinhardsen

Chair of the board

Equinor, Annual Report on Form 20-F 2020    11

Equinor is preparing for a future that will be different from the past. We aim to be a leading company in the energy transition and to build the energy industry of tomorrow. Anders Opedal

12   Equinor, Annual Report on Form 20-F 2020

Chief executive letter Dear fellow shareholder,

2020 was an extraordinary year. The Covid-19 pandemic caused human suffering and impacted societies across the world. The global economy was hit, and the energy industry was affected by the unprecedented volatility in commodity prices. I am impressed by our employees’ hard work during this year, and I would like to express my gratitude for their commitment to the company. As we enter the new year, we see new waves of infections and mutations of the virus, but also vaccines being rolled out giving hope for the future.

The world needs to combat climate change - even during a pandemic. My message when I became CEO of Equinor was that we shall create value as a leading company in the energy transition. Our strategic direction is still based on always safe, high value, low carbon. We are continuing our journey to reduce the carbon intensity from operations, and we are accelerating the transformation towards a broader energy company. Our ambition is to become a net zero company by 2050.

In 2020, the safety and security of our people remained our top priority. Although we observed a positive trend in some of our safety indicators, serious incidents at our onshore plants are a stark reminder that we need to further improve our safety performance. Together with our suppliers and partners, we must ensure implementation of existing safety initiatives and focus on extracting learnings from previous incidents.

Covid-19 had, in addition to the impact on our markets, a significant effect on our projects and operations. Early on, we established a forceful action plan of USD 3 billion, reducing operating costs, investments and exploration expenditure. With strong efforts across the organization, we delivered above and beyond our ambitions and achieved savings of more than USD 3.7 billion. This positions us for strong value creation and cash flow in 2021 and the years ahead.

In 2020, our net operating income was negative USD 3.42 billion compared to positive USD 9.30 billion in 2019. The decrease was primarily driven by lower oil and gas prices. We delivered adjusted earnings[1]  of USD 3.94 billion before tax and USD 0.92 billion after tax.

The return on average capital employed[1] was 1.8%, and cash flow from operations after tax was USD 10.9 billion. In 2020, Equinor delivered a total equity production of 2,070 mboe per day, and organic capital expenditures[1] amounted to USD 7.8 billion.

For the fourth quarter of 2020 the board proposes a cash dividend of USD 0.12 per share, an increase from USD 0.11 for the third quarter.

We continue to have a strong project portfolio, with an average breakeven oil price of around USD 30 per barrel for projects to be sanctioned in 2021-2022. Driven by the strong opportunity set in front of us, we expect organic investments[1] to be USD 9-10 billion on average in 2021 and 2022.

The Troll C gas module and the Snorre Expansion projects came on stream in 2020. As a result of an ongoing capacity upgrade on Johan Sverdrup, the field is expected to increase daily production capacity to 535,000 barrels of oil by mid-2021. The Johan Sverdrup phase 2 project is progressing towards production start in the fourth quarter of 2022.

2020 was a year of continued value-capturing from offshore wind and good progress in low carbon through carbon capture and storage (CCS) and hydrogen. The plan for development and operation for the floating offshore wind project Hywind Tampen was approved, and Norwegian authorities announced their funding decision for the Northern Lights CO2 storage project. In addition, Equinor is leading the H2H Saltend project, developing facilities to produce hydrogen from natural gas in combination with CCS.

Equinor is preparing for a future that will be different from the past. We aim to be a leading company in the energy transition and to build the energy industry of tomorrow.

Anders Opedal

President and CEO

Equinor ASA

[1] See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2020    13

2.1

Strategy and market overview

Geir Morten Viken, Tjeldbergodden, Norway.

Equinor’s business environment

Market overview

The global economic contraction for 2020 is estimated at 3.8%, which is the deepest decline since the global financial crisis a decade ago. Covid-19 infections triggered lockdowns, social distancing and travel restrictions that led to a global collapse in business sentiment and disruption in economic activity for the first half of 2020. It also sparked financial distress among businesses and households. Many governments across the world were forced to engage in unprecedented fiscal and monetary policy response to avert a deeper recession.

The global economy partially recovered in the second half of 2020 as governments eased restrictions in the third quarter. However, Western economies experienced a resurgence of the Covid-19 pandemic during the fourth quarter and were forced to reintroduce stricter virus containment measures. This hurt mobility and economic activity and will continue to do so for some months ahead. Economic activity is likely to remain subdued until the containment measures are lifted.

The estimated growth rate for USA in 2020 is negative 3.4%. Democratic control of the White House and Congress increases the potential for ambitious US fiscal stimulus for pandemic response and economic recovery in 2021. The year was also troublesome for the Eurozone, with waves of covid-19 infections, lockdowns across the continent and the UK officially leaving the trading bloc, resulting in an estimated GDP contraction of 7.2% for 2020. China’s economy recovered from the depth of the pandemics in the first half of 2020 and its GDP expanded by 2.3% for 2020. If the country continues to succeed in combating virus resurgence, a fast and broad-based recovery is likely to support the global economy’s fragile ascent back to pre-pandemic levels of activity.

Global economic growth is projected to recover in 2021. Looking ahead, recovery in manufacturing activity and trade could persist. Vaccination has started in many countries with hope to inoculate a high share of vulnerable people and healthcare workers during the spring. However, the global economic outlook for the first half of 2021 could remain weak and bumpy because of the intensification of the virus outbreaks, more transmissible variants and continued lockdown measures as vaccine rollout is still too slow. An economic rebound for second half of 2021 could happen if mass vaccination roll-out ramps up and more fiscal policy support with favourable spillover effects further lift global activity. Downside risks remain, including a possible worsening Covid-19 development, vaccine shortage and distribution challenges, prolonged lockdowns, premature withdrawal of fiscal aid and financial stress. Upside risks can be found in a stronger than expected impact of the expected US fiscal stimulus package and swifter mass vaccination.

14   Equinor, Annual Report on Form 20-F 2020

Oil prices and refinery margins

2020 was a challenging year on multiple fronts, and no less for oil markets which weathered unprecedented volatility. Dated Brent reached highs of USD 69.9 per barrel as well as a low of USD 13.2 per barrel, averaging USD 41.7 per barrel for the year. The loss of demand owing to the spread of Covid-19 and subsequent mobility restrictions, macroeconomic risks, measures by the Organization of the Petroleum Exporting Countries and its allies (Opec+) and global geopolitical instability all played a part in market volatility in 2020.

The year started off with a short-lived price spike after the assassination of Iran’s top general (Qasem Soleimani) on
3  January when it became clear that Iran would not retaliate. Prices also barely reacted to the conflict in Libya, where some
1 million barrels per day (bpd) of oil were removed from markets. This was explained by markets having begun worrying about oil demand rather than supply after reports of a new coronavirus being spread across China. In February, as this virus began to spread beyond Asia, the responsibility fell on Opec+ to instigate a supply cut deal to help balance markets.

In March, Opec+ struggled to find a common path when Saudi Arabia and Russia disagreed over the state of the global markets. Unable to reach an agreement, Opec+ stopped the production cuts and instead increased production from April. The timing created significant and drastic price declines as substantial volumes poured into the markets just as most of the world was beginning to impose lockdowns to stop the spread of Covid-19, thereby severely crippling oil demand.

As a result, dated Brent reached its lowest point in 2020 on
21 April, as fears of storage shortages drove prices down further. The situation was so severe that US WTI benchmark settled in negative territory for the first time ever, on 20 April, as some paper-market players at Nymex failed to exit their positions at a monthly expiry and were forced to pay others to handle the physical oil they ended up owning.

Given the gravity of the crisis, Opec+ unified later in mid-April and agreed to substantial cuts in production from May after which prices began to stabilise. Other producers, such as Canada and Norway, also agreed to reduce their production. Owing to significantly lower prices, parts of US shale production were shut in, contributing to further production decline. With subdued supply and a gradual uptick in global oil demand supported by an economic rebound in China and a gradual relaxation of mobility restrictions around parts of the world, Dated Brent climbed to an average of USD 44.80 per barrel in August.

After the summer highs, prices came under pressure yet again in September and October, as the demand recovery stalled on the back of a second wave of Covid-19 infections, and further lockdowns. A ceasefire in Libya’s conflict by the end of October amplified pressure on prices, as another potential 1 million bpd of supply was about to return to markets. However, the bearish sentiment was replaced by a price rally following news of a successful Covid-19 vaccine breakthrough in early November, which increased expectations of a vaccine rollout in some countries by year-end. In addition, at the beginning of December, the Opec+ alliance agreed to raise their production only incrementally from January, as opposed to their previous plan. On those optimistic notes, Dated Brent ended the year trading at USD 50.5 per barrel.

Refinery margins

Refinery margins were unusually low in 2020. Margins were near normal in January but weakened in February as the first Covid-19 outbreak in China led to reduced products demand there. The outbreak of Covid-19 outside China was unsynchronised, hitting first Europe and then US in March. Expectations at the time were for a two-month shut-down, which would mainly affect personal mobility. That made gasoline margins collapse.  Lower refinery throughput led to an expected shortage of diesel. Diesel margins therefore went high for a period, as diesel demand was expected to hold up better than gasoline. However, as jet fuel demand also collapsed, the excess jet fuel molecules had to be blended into diesel, leading to a severe oversupply and a huge global build-up of diesel inventory. Those high inventories kept diesel margins depressed for the rest of the year. In May and June, the nominal refinery margins went extremely low against the recovery in crude oil prices. However, several refineries were then running on crude oil bought very cheap during March and April and enjoyed significantly stronger actual margins. Global products demand improved from the low levels in April and May, but not to 2019 levels. This meant that there was an excess of refining capacity, which propelled refinery consolidations mainly in the US and Asia. Margins therefore stayed low for the rest of the year. There was an uptick in October when the pandemic was thought to be ending, but new outbreaks sent demand and margins lower again in November and December.

Within the product groups, the collapse in demand was most severe for jet fuel and gasoline. Demand for petrochemical feedstock, i.e. naphtha and LPG, held up a near 2019 levels, partly to produce plastics for protective gear like face masks. Demand for heavy fuel oils as bunker fuel for ships also held up well. The low refinery output kept margins for these products quite strong. As such, simple refineries with high yields of naphtha and low-sulphur fuel oil did relatively better than complex refineries with upgrading capacity.

Natural gas prices

Gas prices – Europe

The National Balancing Point (NBP) started 2020 at 3.6 USD/MMBtu, down 12% from December 2019. Gazprom reached an agreement with Naftogaz for transit of Russian gas via Ukraine, providing some assurance on stability of supply to Europe, as Nord Stream 2 is not completed. During the first quarter, a mild winter and abundant LNG added bearishness to prices. As Europe closed

Equinor, Annual Report on Form 20-F 2020    15

down on Covid-19 restrictions, gas demand fell drastically during the second quarter and prices reached levels as low as 1.4 USD/MMBtu (price for May 2020). Demand received some support during summer on above-average temperatures and as lockdowns eased. Supply remained robust and storages reached almost full capacity. During this period, Ukraine storages played an important role in providing an additional destination for gas flows. Prices recovered somewhat during the summer and averaged 3.9 USD/MMBtu in September supported by planned and unplanned outages. Cold weather in the fourth quarter helped lift demand despite tighter Covid-19 restrictions across Europe. NBP averaged 6.2 USD/MMBtu in December as LNG flows to Europe remained limited due to high JKM pricing, tightness in the Panama Canal and re-route of cargoes to Asia.

Gas prices – North America

The Henry Hub spot price averaged 2.0 USD/MMBtu for the year, down 0.5 USD/MMBtu Y/Y. Prices were in a steady decline in first half of the year amid nation-wide Covid-19 related lockdowns, warm winter, resilient production and numerous cancelled LNG export cargos. As a result, storage climbed to 20% above the five-year average by the second quarter and pushed the average price for the month of June to a 25-year low of 1.6 USD/MMBtu. However, improved international demand for US LNG cargos and continued Y/Y decline in production, drove prices to annual highs around 2.5 USD/MMBtu in the fourth quarter. Y/Y production was down for the first time since 2016, averaging 2.56 Bcm/d.

Global LNG prices

The global LNG market has been in a liquefaction growth cycle for a few years and new supply capacity continued to enter the market at the start of the year. Market weakness was expected, but a milder than expected winter combined with the effects of lockdowns due the Covid-19 pandemic further exacerbated and led to extremely weak prices. From an average price of 3.6 USD/MMBtu in the first quarter price fell to 2.13 USD/MMBtu in the second quarter, and there were several days in May when LNG traded below 2 USD/MMBtu. At this price level many producers cannot cover operational expense, and most of these producers are in the US. As many as 170 to 180 US cargoes were over spring and summer months cancelled, and Egypt, which recently had restarted production and exports (plants mothballed in 2012 due to lack of feed gas), stopped exporting. Price over the third quarter averaged 3.6 USD/MMBtu. Due to a combination of a series of outages (Australia, US, Malaysia, Nigeria and Norway), early start of heating season in China with cold spells also affecting Japan and South Korea as well as lack of sufficient shipping exacerbated by constraints in the Panama Canal, the LNG market tightened significantly in the fourth quarter when price averaged 8 USD/MMBtu. Yearly price for 2020 averaged around 4.4 USD/MMBtu and price at the end of the year prompt LNG price at 15.1 USD/MMBtu was seen.

 European electricity and CO2 prices

Western European (United Kingdom, France, Germany, Belgium, Netherlands, Spain and Italy) electricity prices averaged 34.02 EUR/MWh in 2020, which was 23% lower than in 2019. 2020 suffered from a demand destruction linked to the coronavirus pandemics (104TWh in comparison to the 5Y average), combined with a windy first half of 2020 and a sunny second quarter. While the fourth quarter showed higher prices on the back of higher CO2 prices, and lower temperature forecasts.

The European Union Emission Trading System (EU ETS) CO2 price continued to strength in 2020, despite some volatility due to different coronavirus waves, as well as the rocky Brexit negotiations. The price reached a high of 33.4 EUR/t in December, with the new ambitious EU climate targets under the Green Deal being the main driver. Positive coronavirus vaccine development and a deal between UK and EU provided further support towards year-end.

Equinor’s corporate strategy

Equinor is an international energy company committed to value creation in a net-zero future inspired by its vision of shaping the future of energy.

Equinor continues to pursue its strategy of always safe, high value and low carbon. To position itself as a leading company in the energy transition, Equinor is accelerating profitable growth in renewables energy, developing for low carbon solutions and focusing and optimising its oil and gas business.

The energy context is expected to remain volatile and characterised by geopolitical shifts, challenges in liquids- and gas resource replenishments, market cyclicality, structural changes to costs and increasing momentum towards low carbon. Equinor expects a continuous volatility in energy prices. Equinor’s strategic response is focused on creating value by building a more resilient, diverse, and option-rich portfolio, delivered by an empowered organisation. To do so, Equinor is concentrating its strategy realisation and development around the following areas:

•           Optimise oil and gas portfolio to enhance value creation – strengthening competitiveness and value creation while reducing emissions

•           Accelerate profitable growth in renewables energy – leveraging our leading position in offshore wind and building on our competitive advantages

•           Develop low-carbon solutions and value chains – using our capabilities to develop low carbon solutions and value chains

16   Equinor, Annual Report on Form 20-F 2020

Equinor, Annual Report on Form 20-F 2020    17

Equinor’s unique position on the Norwegian continental shelf has enabled the company to develop new technologies and scale them industrially. Equinor has today a strong set of industrial value drivers:

•           Operational excellence

•           World-class recovery

•           Leading project deliveries

•           Premium market access

•           Digital leadership

In sum, these drivers strengthen the company’s competitiveness. Internationally, Equinor is increasingly expanding its new energies business and taking the role of operator, allowing the company to leverage its industrial value drivers. Across its business, Equinor is targeting opportunities that play to its strengths.

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

•           The safety and security of our people and the integrity of our operations is Equinor’s top priority. 2020 has been an unusual year in many ways, and therefore we are extra proud to say that our safety results this year for our operations is the best we have had in this decade. However, that does not mean that we are satisfied with where we are, our vision is zero harm and we still have too many incidents. We need more forceful implementation of existing initiatives and stimulate to continuous improvement. The latter part of the year was dominated by incidents on several of our onshore plants in Norway and will be a high focus area throughout 2021 to ensure that we capture learning and implement actions to prevent similar incidents in the future.

•           Technology and innovation: Equinor recognise technology and innovation as enablers for its strategy. This is also emphasized going forward with establishment of the new business area TDI (Technology, Digital & Innovation) from June 2021. Equinor’s focus during 2020 has been on sharpening the R&D portfolio to deliver on the corporate strategy of Always safe, High value and Low carbon. Solutions within digitalisation, automation and robotics improve safety by reducing man-hour exposure, increasing data availability and data quality for safety decisions. Tangible value creation continues being realised by utilising digital solutions. As an example, Johan Sverdrup reported NOK 2 billion (pre-tax, Equinor share) in additional revenue creation through digitalisation after first year in operations. Digital solutions furthermore increase the level of autonomy, thereby improving the value potential of our projects. Solutions that enable electrified, low manned development concepts are a central part of our portfolio moving forward. Energy efficiency, CCUS and hydrogen technologies contribute to our low carbon goals.

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

Equinor’s new climate roadmap presents a series of short-, mid- and long-term ambitions to reach net-zero emissions in 2050 and to ensure a competitive and resilient business model in the energy transition, fit for long term value creation and consistent with the goals of the Paris Agreement.

Equinor aims to:

•           Have net-zero carbon emissions, from initial production to final consumption, of energy produced by 2050,

•           grow renewable energy capacity tenfold by 2026, developing as a global offshore wind major, and

•           strengthen its industry leading position on carbon efficient production, aiming to reach carbon neutral global operations by 2030.

Equinor expects to meet the 2050 net-zero ambition primarily through significant growth in renewables and changes in the scale and composition of its oil and gas portfolio. In addition, operational efficiency and further development of new businesses such as carbon capture, utilisation and storage (CCUS) and hydrogen are expected to be increasingly important. Equinor may also use recognised offset mechanisms and natural sinks as a supplement. To reach carbon neutral global operations, the main priority will be to reduce

18   Equinor, Annual Report on Form 20-F 2020

GHG emissions from Equinor’s own operations. Remaining emissions are expected to be compensated either through quota trading systems, such as the European Union Emissions Trading System (EU ETS), or high-quality offset mechanisms. Further information can be found in section 2.13 Safety, security and sustainability.

Norwegian continental shelf – Transforming the NCS to deliver sustainable value for decades

For more than 40 years, Equinor has explored, developed, produced oil and gas from the NCS. It represents approximately 60% of Equinor’s equity production at 1,3 mboe per day in 2020. NCS cash and value generation capacity will continue to be substantial going forward, even at lower oil and gas prices

Equinor will continue to improve the efficiency, reliability, carbon emissions and lifespan of fields already in production. In January 2020 Equinor announced new climate ambitions for its operated offshore installations and onshore plants in Norway. Driven by a large remaining resource potential on the NCS, the aim is to reduce the absolute greenhouse gas emissions from with 40% by 2030, 70% by 2040 and to near zero by 2050. The Hywind Tampen, Oseberg and Sleipner electrification projects have been approved in 2020 and early 2021. Also a new unit (FLX) for Late life assets on the NCS has been established. The purpose is to develop new ways of working to realize the full potential of our late life fields. The results from FLX so far are promising with increased production and reduced unit production cost. Equinor is continuing to add highly profitable barrels through increased oil and gas recovery. We are making progress towards the ambition of 60% oil recovery and 85% gas recovery for operated fields. During the last year large volumes have been matured to economical feasible. Overall volume growth is expected towards a potential historically high in production levels in 2025.

In 2020, the Johan Sverdrup field has increased its daily production capacity to around 500,000 barrels of oil per day – 60,000 barrels more than the original basis and it is  expected to further increase its daily production capacity up to 535,000 barrels of oil by mid-2021. Phase 2 of the Johan Sverdrup field development is on schedule, and production start is scheduled for the fourth quarter of 2022. The PDO for Breidablikk was delivered September 2020. The field will be tied in to the Grane platform and the expected production from the field is about 200 million barrels. Snorre expansion project came on stream ahead of schedule in December 2020. This major Increased Oil Recovery project will add reserves and help extend the productive life of the Snorre field through 2040. In the next few years, Equinor will bring several large projects on stream including Martin Linge, and Johan Castberg, and the refurbished Njord in addition to a large number of subsea tiebacks.

International oil and gas – Deepen core areas and optimise the portfolio

Equinor has been growing its international portfolio for over 25 years representing approximately 40% of Equinor’s equity production at 0,8 million boe per day in 2020. In 2020, Equinor made further progress in high grading and de-risking its international oil and gas portfolio, including: strengthening its onshore position in Argentina’s Vaca Muerta; moving from offshore to new conventional onshore assets in Russia’s Eastern Siberia; and making important discoveries in the US GoM and offshore Canada. Key projects in Equinor’s international portfolio include Bacalhau (formerly Carcará), Bay du Nord, Rosebank, Vito, Peregrino phase 2, BM-C-33, North Platte, North Komsomolskoye, and Block 17 satellites in Angola.

In Brazil, Equinor is progressing on delivering a growing and competitive portfolio of high-quality assets in all development phases. In the United States, Equinor optimised its exploration portfolio in the GoM through equity share redistribution and through new lease sales.

Equinor is focused on continuing to deliver improvements on cost, cashflow, and earnings to increase competitiveness across its international portfolio. Equinor aims to reduce carbon intensity across its operated international portfolio, to an ambition level of <8kg CO2 per boe by 2030. More information on assets in operation and projects under development internationally is provided in section 2.4 E&P International – Exploration & Production International.

New energy solutions – Developing a high value renewable business

The renewable industry is changing and growing at an unprecedented pace, presenting opportunities for decades of growth. Equinor has a strong renewable development portfolio, and we are leveraging our core competencies in managing complex oil and gas projects when growing in offshore wind. By 2026 Equinor expects to increase installed capacity from renewable projects to between 4 and 6 GW, Equinor share, mainly based on the current project portfolio. This is around 10 times higher than today’s capacity, implying an annual average growth rate of more than 30% in electricity production. Towards 2035, Equinor expects to increase installed renewables capacity further to between 12 and 16 GW, depending on availability of attractive project opportunities.

Becoming a global offshore wind major

The last year has been transformational for Equinor’s offshore wind portfolio. With the financial close of the 2 first phases of Dogger Bank (UK) and securing the offtake agreement in Empire Wind (US), we are on the path to becoming a global offshore wind major. Dogger Bank will be the world’s largest offshore wind farm development with an installed capacity of 3.6GW - enough to supply 5% of UK electricity demand.

During the period Equinor was selected for largest-ever US offshore wind award. Empire 2 and Beacon will add 2,4 GW to the existing 816MW from Empire 1. Those 3 projects will provide renewable electricity to one of the busiest cities in the world: New York city and New York State. We have a decade of operating experience from floating offshore wind in Norway and Scotland and are currently building the Hywind Tampen project which will be the first floating windfarm connected to an oil and gas installation. Equinor believes

Equinor, Annual Report on Form 20-F 2020    19

floating wind has a large potential as up to 80 % of the world’s offshore wind potential will likely require floating solutions and Equinor is already well progressed in its efforts to industrialize floating wind. Our ambition is to bring floating wind towards commerciality by 2030.

Maturing opportunities in onshore renewables

We believe in diversifying renewable business and pursuing additional growth options in new markets and geographies. Having a flexible portfolio gives us the ability to provide power from numerous renewable energy sources including offshore wind, solar and onshore wind. Over time we expect to build a profitable onshore growth platform in select power markets. Equinor is present in two solar projects in South America (Brazil and Argentina). Equinor now owns a total of 20,776,200 shares of Scatec ASA after 2019 acquisitions, representing 13.1% of the shares and votes.

Midstream, marketing and processing – Secure premium market access, grow value creation through cycles and build a low carbon business

MMP is responsible for marketing Equinor’s equity volumes of oil and gas, together with the Norwegian state’s (SDFI) with the objective of maximizing value creation for both parties. Equity volumes together with SDFI volumes and additional 3rd party volumes make MMP one of the world’s largest crude oil and natural gas marketers. MMP is also responsible for marketing and trading Equinor’s electricity generation and green certificates. In 2019, MMP closed the acquisition of Danske Commodities, one of Europe’s largest electricity traders, to support Equinor’s strategy to build a renewable business. In addition, MMP is responsible for developing low carbon solutions for Equinor, with current focus on transforming natural gas to hydrogen and developing carbon capture, utilization and storage (CCUS) projects.

In 2020, MMP has made significant progress on developing low carbon solutions for a net zero future and delivered strong countercyclical trading results when the pandemic hit the oil and gas markets:

•           The Northern Lights (Equinor 33,33%, operator) which is part is part of the Norwegian full-scale CCS Longship project is under development and expected to come on stream in 2024. It represents the start of commercial CCS in Europe.

•           In the UK, Equinor is partner in the Northern Endurance Partnership (NEP) together with five other energy companies. The consortium is developing a CO2 offshore transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project and Zero Carbon Humber project (led by Equinor) with the aim of decarbonizing these industrial clusters. In 2020, Equinor became a CO2 storage license holder for the Endurance in the Southern UK North Sea together with BP and NGV, and the NEP partnership submitted a bid for funding further project development of the CO2 transport and storage infrastructure through UK’s government’s industrial decarbonisation challenge

•           In July 2020, Equinor launched the UK H2H Saltend project (part of Zero Carbon Humber) which aims to anchor the low carbon infrastructure in the area and produce hydrogen at industrial scale in the Saltend chemical park. Established hydrogen pipelines will be expanded across the Humber, transporting hydrogen for use by multiple industry and power customers.

•           Progressed a plan to partially electrify the Norwegian Kårstø gas processing plant, reducing emissions by 0.5 MT CO2.

•           Strong trading results, capturing significant value in volatile markets.

Group outlook

•          Organic capital expenditures[2] are estimated at an annual average of USD 9-10 billion for 2021-2022[3]

•           Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total exploration activity level of around USD 0.9 billion for 2021, excluding signature bonuses, accruals and field development costs

•           Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•           For the period 2020–2026, production growth[4]  is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast

•           Scheduled maintenance activity is estimated to reduce equity production by around 50 mboe per day for the full year of 2021

•           Production3 for 2021 is estimated to be around 2% above 2020 level

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the

[2] See section 5.2 for non-GAAP measures

[3] USD/NOK exchange rate assumption of 9.0

[4] The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in  proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

20   Equinor, Annual Report on Form 20-F 2020

current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

Equinor, Annual Report on Form 20-F 2020    21

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

2018 and 2019

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company’s annual general meeting on 15 May 2018. The name supports the company’s strategy and development as a broad energy company in addition to reflecting Equinor’s evolution and identity as a company for the generations to come.

The record-breaking Johan Sverdrup field came on stream in October 2019. It is powered by electricity from shore, makes it one of the most carbon-efficient fields worldwide.

2020

Equinor sets ambitions to reach carbon neutral global operations by 2030 and to reach net-zero emissions by 2050, including emissions from production and use of energy.

Equinor announced changes to the reporting segments, corporate structure and the Corporate Executive Committee (CEC) to further strengthen its ability to deliver on Equinor’s always safe, high value, low carbon strategy. The changes will support improved value creation from Equinor’s world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions.

Current activities

22   Equinor, Annual Report on Form 20-F 2020

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

Equinor operates in more than 30 countries and as of 31 December 2020 employs 21,245 people worldwide.

Equinor’s head office is located at Forusbeen 50, 4035 Stavanger, Norway. The telephone number of its registered office is +47 51 99 00 00.

Equinor’s competitive position

Key factors affecting competition in the oil and gas industry are oil and gas supply and demand, exploration and production costs, global production levels, alternative fuels, and environmental and governmental regulations. When acquiring assets and licences for exploration, development and production and in refining, marketing and trading of crude oil, natural gas and related products, in addition to renewable energy licences and projects, Equinor competes with other integrated oil and gas companies as well as other energy companies.

Equinor continues to explore new business opportunities in offshore wind, solar, hydrogen and carbon capture, usage and storage (CCUS). Improvements in cost and technology for renewables have rapidly changed the landscape in the recent years. Equinor is a player within the renewables business with ambitious goals. Equinor’s strategy is always safe, high value, low carbon and Equinor is committed to a sustainable energy future and to reach a net zero emission society.

Equinor's ability to remain competitive will depend, among other things, on continuous focus on reducing costs and improving efficiency as well as the ability to seize opportunities in new business areas within renewables and utilise new opportunities for digitalisation. It will also depend on technological innovation to maintain long-term growth in reserves and production.

The information about Equinor's competitive position in the strategic report is based on a number of sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.

Equinor, Annual Report on Form 20-F 2020    23

Equinor’s value chain

Corporate structure

Equinor is a broad international energy company and its value chain includes most phases from exploration of hydrocarbons through developing, production and manufacturing, marketing and trading, and a growing renewables business.

Equinor’s operations are managed through the following business areas: Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). The business areas are aggregated into five reporting segments; E&P Norway, E&P International, E&P USA, MMP and Other. For more information, see Segment reporting later in this chapter.

On 14 May 2020, Equinor announced a change in its internal reporting to management, impacting the composition of Equinor’s operating and reporting segments. Equinor’s upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

On 16 November 2020, Equinor announced changes to the corporate structure and the Corporate Executive Committee (CEC) to further strengthen its ability to deliver on Equinor’s always safe, high value, low carbon strategy. The changes are intended to support improved value creation from Equinor’s world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions. The new corporate structure will consist of six business areas and five corporate centre units. Exploration & Production Norway (EPN) and Exploration & Production International (EPI) will be established as two new business areas. Renewables (REN) will continue as a business area, renamed from New Energy Solutions (NES). Technology, Digital & Innovation (TDI) will be a separate business area, while Projects, Drilling & Procurement (PDP) will become a more focused business area. Marketing, Midstream & Processing (MMP) will be unchanged as a business area.

24   Equinor, Annual Report on Form 20-F 2020

The current organisational structure will remain in place until the planned implementation takes effect by 1 June 2021.

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

From 1 June 2021, DPN will be renamed to Exploration & Production Norway (EPN).

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

From 1 June 2021, DPI will be renamed to Exploration & Production International (EPI).

Development & Production Brazil (DPB)

DPB manages the development and production of oil and gas resources in Brazil, which Equinor considers to be a core area for long-term growth. Equinor has a diverse portfolio in Brazil with activities in all development stages from exploration to production. Most of Brazil licences are in deep-water areas, some of them more than 2,900 metres deep. Equinor has been producing in Brazil since 2011 commencing with the Peregrino field, in the Campos Basin. DPB intends to grow a competitive portfolio creating value by increasing capacity and increasing recovery from mature fields, while reducing emissions and focusing on safety as priority.

From 1 June 2021, DPB will be included within the E&P International and no longer be a separate business area.

Development & Production USA (DPUSA)

DPUSA manages Equinor’s upstream activities in the US and US Gulf of Mexico, both onshore and offshore exploration, development and production of oil and gas. Equinor has been present in the US since 1987. DPUSA’s ambition is to develop a competitive portfolio in the US. DPUSA produced around 19% of Equinor’s total equity production of oil and gas in 2020.

From 24 July 2020, the operating segment DPUSA and the reporting segment E&P USA were reported in the second quarter 2020 report and onwards.

DPUSA is managed through the business area DPI, which from
1 June 2021 will be renamed to Exploration & Production International (EPI).

Marketing, Midstream & Processing (MMP)

MMP works to maximise value creation in Equinor’s global midstream and downstream positions. MMP is responsible for global marketing and trading of crude, petroleum products, natural gas and electricity, including marketing of the Norwegian State’s natural gas and crude on the NCS. MMP is responsible for onshore plants and transportation in addition to the development of value chains to ensure flow assurance for Equinor’s upstream production and to maximise value creation. As of 1 February 2020, Low carbon solutions such as carbon capture and storage and other low-carbon energy solutions are also a part of MMPs responsibility.

Equinor, Annual Report on Form 20-F 2020    25

Arild Alstad, Tjeldbergodden, Norway.

New Energy Solutions (NES)

NES reflects Equinor’s long-term goal to complement Equinor’s oil and gas portfolio with profitable renewable energy. NES is responsible for wind farms, solar as well as other forms of renewable energy. NES aims to do this by combining Equinor’s oil and gas competence, project delivery capacities and ability to integrate technological solutions.

From the first quarter of 2021, NES will be reported as a separate reporting segment in the Consolidated financial statements. From 1 June 2021, NES will be renamed to Renewables (REN).

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

From 1 June 2021, Research & Technology will be transferred to a new business area Technology, Digital & Innovation (TDI), while Project, Drilling & Procurement (PDP) will make up another business area.

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

From 1 June 2021, EXP will be included within E&P International and E&P Norway, based on the location of the exploration activities and no longer be a separate business area.

Global Strategy & Business Development (GSB)

GSB develops the corporate strategy and manages business development and merger and acquisition activities for Equinor. The ambition of the GSB business area is to closely link corporate strategy, business development and merger and acquisition activities to actively drive Equinor's corporate development.

From 1 June 2021, GSB will no longer be a separate business area, and its tasks will be covered by other corporate units.

Presentation

In the following sections in the report, the operations are reported according to the reporting segment. Underlying activities or business clusters are presented according to how the reporting segment organises its operations. See note 3 Segments to the Consolidated financial statements for further details.

26   Equinor, Annual Report on Form 20-F 2020

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

Segment reporting

The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as growth in revenue, change in net income and long term return on assets as well as the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consist of the business areas DPN, DPUSA and MMP respectively. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas.

As from the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor’s upstream activities in the USA are as from the second quarter reported separately to management. The fact that such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 being considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. The new structure has been reflected retrospectively with restated comparable figures.

The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P International, E&P Norway, E&P USA and MMP reporting segments. Exploration activities are managed by the EXP business area, which has the global responsibility across the group for discovery and appraisal of new resources. Exploration activities are allocated to and presented in the respective development and production business areas.

Internal transactions in oil and gas volumes occur between reporting segments before such volumes are sold in the market. Equinor has established a market-based transfer pricing methodology for the oil and natural gas intercompany sales and purchases that meets the requirements of applicable laws and regulations. For further information, see section 2.9 Operational performance under Production volumes and prices.

Equinor eliminates intercompany sales when combining the results of reporting segments. Intercompany sales include transactions recorded in connection with oil and natural gas production in the E&P reporting segments, and in connection with the sale, transportation or refining of oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in both the MMP, E&P USA and the E&P International segments.

The E&P Norway segment produces oil and natural gas which is sold internally to the MMP segment. A large share of the oil produced by the E&P USA and E&P International segments is also sold through the MMP segment. The remaining oil and gas from the E&P International and E&P USA segments are sold directly in the market. In 2020, the average transfer price for natural gas for E&P Norway was USD 2.26 per mmbtu. The average transfer price was USD 4.46 per mmbtu in 2019. For the oil sold from the E&P Norway reporting segment to the MMP reporting segment, the transfer price is the applicable market-reflective price minus a cost recovery rate.

Equinor, Annual Report on Form 20-F 2020    27

The following table shows certain financial information for the five reporting segments, including intercompany eliminations for the two-year period ending 31 December 2020.

For additional information, see note 3 Segments to the Consolidated financial statements.

Segment performance

	For the year ended 31 December
(in USD million)	2020	2019*

Exploration & Production Norway
Total revenues and other income	11,895	18,832
Net operating income/(loss)	3,097	9,631
Non-current segment assets1)	35,833	33,795

Exploration & Production International
Total revenues and other income	3,489	6,085
Net operating income/(loss)	(3,565)	1,471
Non-current segment assets1)	17,329	20,784

Exploration & Production USA
Total revenues and other income	2,615	4,239
Net operating income/(loss)	(3,512)	(2,271)
Non-current segment assets1)	12,376	16,774

Marketing, Midstream & Processing
Total revenues and other income	44,945	60,955
Net operating income/(loss)	359	1,004
Non-current segment assets1)	4,147	5,124

Other
Total revenues and other income	421	624
Net operating income/(loss)	(98)	92
Non-current segment assets1)	4,135	4,214

Eliminations2)
Total revenues and other income	(17,547)	(26,379)
Net operating income/(loss)	296	(629)
Non-current segment assets1)	-	-

Equinor group
Total revenues and other income	45,818	64,357
Net operating income/(loss)	(3,423)	9,299
Non-current segment assets1)	73,820	80,691

* E&P International and E&P USA have been restated to reflect change to segments.
1)	Equity accounted investments, deferred tax assets, pension assets and non-current financial assets are not allocated to segments. Right of use assets according to IFRS16 are included in Other segment.
2)	Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

28   Equinor, Annual Report on Form 20-F 2020

The following tables show total revenues and other income by country.

2020 Total revenues and other income by country	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
(in USD million)

Norway	20,684	5,871	4,341	4,293	1,465	36,655
US	3,636	1,013	728	613	474	6,464
Denmark	0	66	0	1,628	382	2,076
Brazil	76	11	0	0	7	95
Other	112	251	0	0	112	475

Total revenues and other income1)	24,509	7,213	5,069	6,534	2,441	45,765

1) Excluding net income (loss) from equity accounted investments

2019 Total revenues and other income by country	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
(in USD million)

Norway	25,106	9,525	4,674	6,334	611	46,250
US	7,120	1,353	1,132	1,697	229	11,532
Denmark	0	12	0	2,580	191	2,783
Brazil	1,099	19	0	0	560	1,678
Other	180	372	0	41	1,358	1,951

Total revenues and other income1)	33,505	11,281	5,807	10,652	2,949	64,194

1) Excluding net income (loss) from equity accounted investments

Research and development

Technology and innovation are identified as enablers to deliver on Equinor’s strategy. Equinor continually researches, develops and implements innovative technologies to create opportunities and enhance the value of its current and future assets.

Equinor’s technology strategy sets the direction for technology development and implementation to meet Equinor’s ambitions. Equinor prioritises and accelerates high-value technologies for broad implementation in existing and new value chains to:

•          Optimise production from existing and near field resources

•          Develop low carbon solutions for oil and gas

•          Discover and develop prolific basins and deep-water areas

•          Unlock low recovery reservoirs

•          Develop renewable energy opportunities

Equinor utilises a range of tools for the development of new technologies:

•          In-house research and development

•          Cooperation with academia, research institutes and suppliers

•          Project-related development as part of field development activities

•          Direct investment in technology start-up companies through Equinor Ventures’ investment activities

•          Invitation to open innovation challenges as part of Equinor Innovate

For additional information, see note 7 Other expenses to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2020    29

Key figures

(in USD million, unless stated otherwise)	For the year ended 31 December
	2020	2019	2018	2017	2016

Financial information
Total revenues and other income	45,818	64,357	79,593	61,187	45,873
Operating expenses	(8,831)	(9,660)	(9,528)	(8,763)	(9,025)
Net operating income/(loss)	(3,423)	9,299	20,137	13,771	80
Net income/(loss)	(5,496)	1,851	7,538	4,598	(2,902)
Non-current finance debt	32,338	24,945	23,264	24,183	27,999
Net interest-bearing debt before adjustments	19,493	16,429	11,130	15,437	18,372
Total assets	121,972	118,063	112,508	111,100	104,530
Total equity	33,892	41,159	42,990	39,885	35,099
Net debt to capital employed ratio1)	36.5%	28.5%	20.6%	27.9%	34.4%
Net debt to capital employed ratio adjusted1)	31.7%	23.8%	22.2%	29.0%	35.6%
ROACE2)	1.8%	9.0%	12.0%	8.2%	-0.4%

Operational data
Equity oil and gas production (mboe/day)	2,070	2,074	2,111	2,080	1,978
Proved oil and gas reserves (mmboe)	5,260	6,004	6,175	5,367	5,013
Reserve replacement ratio (annual)	(0.05)	0.75	2.13	1.50	0.93
Reserve replacement ratio (three-year average)	0.95	1.47	1.53	1.00	0.70
Production cost equity volumes (USD/boe)	4.8	5.3	5.2	4.8	5.0
Average Brent oil price (USD/bbl)	41.7	64.3	71.1	54.2	43.7

Share information3)
Diluted earnings per share (in USD)	(1.69)	0.55	2.27	1.40	(0.91)
Share price at OSE (Norway) on 31 December (in NOK)4)	144.95	175.50	183.75	175.20	158.40
Share price at NYSE (USA) on 31 December (in USD)	16.42	19.91	21.17	21.42	18.24
Dividend paid per share (in USD)5)	0.71	1.01	0.91	0.88	0.88
Weighted average number of ordinary shares outstanding (in millions)	3,269	3,326	3,326	3,268	3,195

1)	See section 5.2 Use and reconciliation of non-GAAP financial measures for net debt to capital employed ratio.
2)	See section 5.2 Use and reconciliation of non-GAAP financial measures for return on average capital employed (ROACE).
3)	See section 5.1 Shareholder information for a description of how dividends are determined and information on share repurchases.
4)	Last day of trading on Oslo Børs in 2020 was 30 December.
5)

For 2020, dividend for the third and for the fourth quarter of 2019 and dividend for the first and second quarter of 2020 were paid. For 2019, dividends for the third and fourth quarter 2018 and the first and second quarter 2019 were paid.

30   Equinor, Annual Report on Form 20-F 2020

2.3

Exploration & Production Norway (E&P Norway)

Gina Krog, NCS.

Overview

The Exploration & Production Norway segment covers exploration, field development and operations on the NCS, which includes the North Sea, the Norwegian Sea and the Barents Sea. E&P Norway aims to ensure safe and efficient operations, maximising the value potential from the NCS., E&P Norway transforms the NCS using digital and carbon-efficient solutions, and considers electrification of several offshore installations.

For 2020, Equinor reports production on the NCS from 41 Equinor-operated fields and eight partner-operated fields.

Key events and portfolio developments in 2020 and early 2021:

•           Equinor’s production on the NCS in 2020 was largely unaffected by Covid-19 precautionary measures, such as manning limitations and quarantining. The 12-week long personnel strike at heliports along the Norwegian coast this autumn also had little impact on the annual production.

•           On 9 January 2020, Equinor and the licence partners announced an extension to 2040 of the production from the Statfjord  field in the North Sea, enabled by a planned upgrade of the three platforms and maturation of new reserves for recovery.

•           On 14 January, Equinor was awarded 23 licences (14 as operator) on the NCS in the Awards for predefined areas round 2019 for mature areas.

•           On 30 January, a new compressor was brought on stream which increased the gas processing capacity at Troll C. The increased capacity has made it possible to accelerate and significantly increase production from the Fram  field, which is tied back to Troll.

•           On 8 April, the Norwegian Ministry of Petroleum and Energy approved the plans for development and operation of Hywind Tampen, an 88 MW floating offshore wind pilot projected to provide wind power to the Snorre  and Gullfaks  installations in the Tampen area of the North Sea.

•           On 7 May, the Norwegian king in Council decided to reduce the oil production from the NCS from June through December. E&P Norway made corresponding cuts in the production, contributing to Norway’s commitment.

Equinor, Annual Report on Form 20-F 2020    31

•           Equinor and the licence partners have decided to partially electrify the Sleipner field as well as other tie-ins, maximising the utilisation of power from shore to the area. A revised plan for development and operation was submitted to the authorities on 9 June.

•           On 11 June, Equinor and Aker BP announced that the parties have agreed on the commercial terms for a coordinated development of the licences Krafla, Fulla and North of Alvheim. The area in the North Sea holds several oil and gas discoveries.

•           On 28 September, Equinor and the licence partners submitted the plan for development and operation of the Breidablikk  oil field in the North Sea to the Ministry of Petroleum and Energy. First oil is scheduled for first half of 2024.

•           On 29 September, a fire occurred at the Melkøya liquefied natural gas plant in Hammerfest, reducing production by 50 000 boe/d in fourth quarter. A repaired Melkøya plant is expected to be back on stream in October 2021.

•              Equinor, Annual Report on Form 20-F 2020

•           On 18 October, Equinor and the licence partners announced the oil production from the Johan Sverdrup field had been ramped up to 470,000 barrels per day. The production capacity is being increased, and by the turn of the year, the oil production reached 500,000 barrels per day, which is 60,000 more than originally planned in the PDO. By mid-2021, the production capacity is expected to reach 535,000 barrels per day. The giant Johan Sverdrup field was brought on stream on 5 October 2019 and is powered from shore.

•           On 12 November, Equinor and the licence partners awarded contracts for concept studies to further mature the development of the Wisting oil field in the Barents Sea, some 300 km off the Norwegian mainland.

•           On 13 November, the first phase of the Ærfugl field development in the Norwegian Sea achieved first gas. The subsea development is tied back to the Skarv FPSO, some 200 km west of Sandnessjøen. Equinor holds a 36.165% non-operating stake in the licence.

•           On 12 December, oil production commenced at Snorre expansion in the North Sea, an improved recovery project contributing to extending Snorre field life through 2040.

•           On 16 December, Equinor and the licence partners submitted an updated plan for development and operation of Statfjord Øst to the Ministry of Petroleum and Energy. The NOK 3 billion investments are expected to improve the recovery from Statfjord Øst and contribute to extending the life of the Statfjord C platform and the Statfjord Øst field towards 2040.

•           On 19 January 2021, Equinor was awarded 17 exploration licences (10 as operator) on the NCS in the Awards for predefined areas round 2020 for mature areas.

Troll A, NCS.

Equinor, Annual Report on Form 20-F 2020    33

Major producing fields and field developments operated by Equinor and Equinor’s licence partners

34   Equinor, Annual Report on Form 20-F 2020

Fields in production on the NCS

The table below shows E&P Norway's average daily entitlement production for the years ending 31 December 2020, 2019 and 2018. Production in 2020 increased due to to new fields in production and higher flexible gas outtake, partially offset by higher unplanned losses.

Average daily entitlement production

	For the year ended 31 December
	2020			2019			2018
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas
Area production	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day

Equinor operated fields	570	96	1,173	461	98	1,079	470	99	1,090
Partner operated fields	60	13	143	65	13	147	79	16	181
Equity accounted production	-	-	-	9	-	9	16	-	16

Total	630	109	1,315	535	111	1,235	565	115	1,288

Johan Sverdrup, NCS.

Equinor, Annual Report on Form 20-F 2020    35

The following tables show the NCS entitlement production by fields in which Equinor was participating during the year ended
31 December 2020.

Equinor operated fields, average daily entitlement production

	Geographical area	Equinor's equity interest in %	On stream	Licence expiry date	Average production in 2020 mboe/day

Field

Johan Sverdrup	The North Sea	42.63	2019	2036-2037	191
Troll Phase 1 (Gas)	The North Sea	30.58	1996	2030	184
Oseberg	The North Sea	49.30	1988	2031	90
Gullfaks	The North Sea	51.00	1986	2036	85
Aasta Hansteen	The Norwegian Sea	51.00	2018	2041	75
Åsgard	The Norwegian Sea	34.57	1999	2027	62
Visund	The North Sea	53.20	1999	2034	62
Tyrihans	The Norwegian Sea	58.84	2009	2029	46
Kvitebjørn	The North Sea	39.55	2004	2031	36
Grane	The North Sea	36.61	2003	2030	29
Snøhvit	The Barents Sea	36.79	2007	2035	29
Sleipner West	The North Sea	58.35	1996	2028	28
Troll Phase 2 (Oil)	The North Sea	30.58	1995	2030	26
Statfjord Unit	The North Sea	44.34	1979	2026	24
Fram	The North Sea	45.00	2003	2024	24
Snorre	The North Sea	33.28	1992	2040	22
Gina Krog	The North Sea	58.70	2017	2032	19
Gudrun	The North Sea	36.00	2014	2028-2032	18
Mikkel	The Norwegian Sea	43.97	2003	2024	14
Valemon	The North Sea	53.78	2015	2031	13
Kristin	The Norwegian Sea	55.30	2005	2027-2033	13
Heidrun	The Norwegian Sea	13.04	1995	2024-2025	10
Norne	The Norwegian Sea	60.00	1997	2026	10
Trestakk	The Norwegian Sea	59.10	2019	2029	10
Utgard	The North Sea	38.441)	2019	2028	8
Morvin	The Norwegian Sea	64.00	2010	2027	8
Alve	The Norwegian Sea	53.00	2009	2029	5
Vigdis area	The North Sea	41.50	1997	2040	5
Tordis area	The North Sea	41.50	1994	2040	5
Sleipner East	The North Sea	59.60	1993	2028	5
Urd	The Norwegian Sea	63.95	2005	2026	3
Gungne	The North Sea	62.00	1996	2028	3
Statfjord North	The North Sea	21.88	1995	2026	2
Sigyn	The North Sea	60.00	2002	2022	2
Byrding	The North Sea	70.00	2017	2024-2035	1
Veslefrikk	The North Sea	18.00	1989	2025-2031	1
Statfjord East	The North Sea	31.69	1994	2026-2040	1
Sygna	The North Sea	30.71	2000	2026-2040	1
Heimdal	The North Sea	29.44	1985	2021	0
Gimle	The North Sea	70.92	2006	2023-2034	0
Tune	The North Sea	50.00	2002	2025-2032	0

Total Equinor operated fields					1,173

36   Equinor, Annual Report on Form 20-F 2020

Partner operated fields, average daily entitlement production

	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2020 mboe/day

Field

Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	58
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2033	31
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029-2036	24
Goliat	The Barents Sea	35.00	Vår Energi AS	2016	2042	14
Ekofisk area	The North Sea	7.60	ConocoPhillips Skandinavia AS	1971	2028	12
Marulk	The Norwegian Sea	33.00	Vår Energi AS	2012	2025	4
Enoch	The North Sea	11.78	Repsol Sinopec North Sea Ltd.	2007	2024	0
Tor II	The North Sea	6.64	ConocoPhillips Skandinavia AS	2020	2028	0

Total partner operated fields						143

Total E&P Norway including share of equity accounted production						1,315

1)   The Utgard field in the North Sea spans the boundary between the Norwegian and UK continental shelves. The volumes pertain to the Equinor 38.44% share of Utgard on the NCS. (For the volumes pertaining to the Equinor 38% share of Utgard on the UKCS, please see section 2.4 E&P International.)

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

Equinor, Annual Report on Form 20-F 2020    37

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

The Snøhvit  (Equinor 36.79%, operator) gas and condensate field is developed with several subsea templates. Snøhvit was the first field development in the Barents Sea and is connected to the liquefied natural gas processing facilities at Melkøya near Hammerfest through a 160-km long pipeline. Askeladd phase 1, the next plateau extender of Snøhvit, is under development. Following a fire at the Melkøya plant in Hammerfest in September, first gas from Askeladd phase 1 has been rescheduled and is now expected early in 2022. Production was reduced by 50 000 boe/d in fourth quarter due to the reduced processing capacity at Melkøya after the fire. The repaired Melkøya plant is expected to be back on stream in October 2021.

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

Ærfugl (Equinor 36.17%, operated by Aker BP) is a subsea development of the gas and condensate discoveries Ærfugl and Snadd Outer fields in the Norwegian Sea, near the Skarv field, some 200 km west of Sandnessjøen. The field is being developed in two phases and includes six new production wells which will be tied into the Skarv floating production, storage and offloading vessel for processing and storage. First gas was achieved on 13 November 2020.

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

Exploration on the NCS

Equinor holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea, the North Sea and the Barents Sea. The North Sea and Norwegian Sea continue to be the most important areas for exploration whereas the exploration activity in the Barents Sea is expected to decrease and become more focused close to existing infrastructure.

Equinor was awarded 17 licenses (10 as operator) in the Awards for predefined areas (APA) round 2020 for mature areas and completed several farm-in transactions with other companies.

In 2020, Equinor and its partners have completed
20 exploratory wells and made nine commercial discoveries.

Exploratory wells drilled1)

	For the year ended 31 December
	2020	2019	2018

North Sea
Equinor operated	12	10	5
Partner operated	1	2	2
Norwegian Sea
Equinor operated	1	4	4
Partner operated	4	6	4
Barents Sea
Equinor operated	2	4	2
Partner operated	0	0	1
Total (gross)	20	26	18

1) Wells completed during the year, including appraisals of earlier discoveries.

38   Equinor, Annual Report on Form 20-F 2020

Fields and projects under development on the NCS

Equinor’s major development projects on the NCS as of
31 December 2020:

Askeladd (Equinor 36.79%, operator) is the next plateau extender of the Snøhvit gas field in the Barents Sea. The development includes two subsea templates, a 42-km tie-back to Snøhvit  and drilling of three gas producers. The project was sanctioned in March 2018. Following the fire at the Melkøya plant in September, first gas has been rescheduled and is expected early in 2022.

Breidablikk (Equinor 36.61% in Grane unit, unitisation at approval of PDO, operator) is an oil field in the North Sea. The plan for development and operation was submitted to the Ministry of Petroleum and Energy on 28 September. The field will be developed with a subsea solution tied back to the Grane platform. After being processed at Grane, produced oil will be transported to the Sture terminal. First oil is planned for first half of 2024.

Hywind Tampen (Equinor 33.28% (Snorre) and 51% (Gullfaks), operator) is an  88 MW floating offshore wind pilot being developed to provide wind power to the Snorre and Gullfaks installations in the Tampen area of the North Sea. The plans for development and operation of the  were approved by the Ministry of Petroleum and Energy on 8 April. The planned eleven wind turbines, based on the Hywind technology developed by Equinor, are expected to meet around 35% of the annual power need of the five offshore platforms Snorre A, B and C and Gullfaks A and B. Construction started in October. The wind farm is expected to be brought on stream in late 2022.

Johan Castberg (Equinor 50%, operator) is the development of the three oil discoveries Skrugard, Havis and Drivis, located some 240 kilometres northwest of Hammerfest in the Barents Sea. The development includes a production vessel and a subsea development with 30 wells, ten subsea templates and two satellite structures. On 28 June 2018, the Ministry of Petroleum and Energy approved the Plan for development and operation of the field. Covid-19 precautionary measures, such as manning limitations and quarantining, have affected progress, and first oil has been rescheduled to fourth quarter 2023.

Johan Sverdrup, second phase  (Equinor 42.6%, operator)  is an oil and gas discovery in the North Sea. T he plan for development and operation for the second phase of the Johan Sverdrup field was approved by the Ministry of Petroleum and Energy on
19 May 2019. The development includes a new processing platform linked to the field centre, five new subsea templates and 28 wells. Around one fourth of the oil from the Johan Sverdrup full field will be produced in the second phase. The project moves ahead as planned, despite a somewhat lower progress at Norwegian yards caused by Covid-19 precautionary measures, such as manning limitations and quarantining. First oil is expected in fourth quarter 2022.

Martin Linge  (Equinor 70%, operator) is an oil and gas field near the British sector of the North Sea. The reservoir is complex with gas under high pressure and high temperatures. Effective as of 1 January 2018, Equinor acquired Total’s interest and assumed the operatorship. The development includes a fixed steel jacket platform with processing and export facilities, with electric power to be supplied from Kollsnes. The Martin Linge hook-up and completion scope is large and complex. As reported by Equinor in October, first oil has been rescheduled to summer 2021, due to Covid-19 precautionary measures and  increased scope of work on the platform, and the drilling of up to three new wells.

Njord future (Equinor 27.5%, operator) is a development to enable safe, reliable and efficient exploitation of the Njord and Hyme oil discoveries through to 2040. The development includes an upgrade of the Njord A floating platform, an optimal oil export solution and

Equinor, Annual Report on Form 20-F 2020    39

drilling of ten new wells. As part of the upgrade, the platform will be prepared to bring the nearby fields Bauge and Fenja on stream. On 20 June 2017, the Ministry of Petroleum and Energy approved the plan for development and operation of the field. The start of oil production has been rescheduled to late 2021 due to Covid-19 precautionary measures, increased scope of work and a prolonged project execution period.

Troll phase 3 (Equinor 30.58%, operator) is expected to increase gas recovery from the Troll field and extend field life beyond 2050. The Ministry of Petroleum and Energy approved the plan for development and operation on 7 December 2018. The subsea development includes two subsea templates, eight production wells, a 36-inch export pipeline and a new process module on the Troll A platform. First gas has been rescheduled to fourth quarter 2021 due to Covid-19 precautionary measures,

Decommissioning on the NCS

Under the Petroleum Act, the Norwegian government has imposed strict regulations for removal and disposal of offshore oil and gas installations. The Oslo-Paris convention for the protection of the marine environment of the Northeast Atlantic (OSPAR), which Norway has committed to, gives requirements with respect to how disused offshore oils and gas installations are to be disposed.

Huldra (Equinor 19.87%, operator) ceased production in September 2014, after 13 years in production. The permanent plugging and abandonment of wells was finalised in 2017, and the platform was removed in May 2019. The demolition and recycling of the platform took place at Vats on the southwestern coast of Norway and was finalised in April 2020.

Ekofisk (Equinor 7.6%, operated by ConocoPhillips Skandinavia AS): In the third removal campaign, some installations were removed in 2020.

Veslefrikk  (Equinor 18.0%, operator): The field is planned to be shut down in spring 2022, and the plugging of wells started early in 2021. Veslefrikk B will be towed to shore for dismantling in the autumn of 2022, and Veslefrikk A is scheduled to be removed in 2025/2026.

For further information about decommissioning, see note 2 Significant accounting policies to the Consolidated financial statements.

40   Equinor, Annual Report on Form 20-F 2020

2.4

Exploration & Production International

(E&P International)

Mariner field, UKCS.

Overview

Equinor is present in several oil and gas provinces in the world. The E&P International reporting segment covers exploration, development and production of oil and gas outside the NCS and the US.

As of second quarter of 2020, exploration and production activities in the US are being considered a separate operating and reporting segment and hence presented separately in section 2.5 E&P USA.

E&P International is present in nearly 20 countries and had production in 12 countries in 2020. E&P International produced around 17% of Equinor’s total equity production of oil and gas in 2020, compared to 20% in 2019. For information about proved reserves development see section 2.9 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2020 and early 2021:

Equinor, Annual Report on Form 20-F 2020    41

•           On 27 January, the extension of the production sharing agreement of Angola Block 15 was ratified by Angolan authorities to 2032. As part of the extension agreement, the national oil company Sonangol Pesquisa e Produção, S.A. has entered the block with a 10% interest

•           On 31 January, Equinor and its partner Shell Argentina S.A. have completed a joint acquisition of the 49% interest (24.5% each) in the Bandurria Sur onshore block in Argentina’s Neuquén province

•           On 14 May Equinor and its partner Shell Argentina S.A. acquired an additional 11% interest (5.5% each) in the Bandurria Sur onshore block in Argentina’s Neuquén province

•           On 19 May, Equinor completed the sale of its 70% stake in Verbier discovery offshore UK to Jersey Oil and Gas plc

•           On 1 June, the extension of the production sharing agreement of Angola Block 17 was ratified by Angolan authorities to 2045. As part of the extension agreement, the national oil company Sonangol Pesquisa e Producao, S.A. has entered the block with a 5% interest from 2020 and an additional 5% interest from 2036

•           On 3 September, Equinor was awarded three licenses in 32nd Offshore Licensing Round on the UKCS

•           On 1 December, Block 1/14 in  Angola was accessed through a Risk Service Contract

•           On 21 December, Equinor acquired a 49% interest in the limited liability company KrasGeoNaC LLC which holds twelve conventional onshore exploration and production licenses in Eastern Siberia.

•           On 14 January 2021, Equinor and partner YPF S.A. entered into an agreement with Shell Argentina S.A. to jointly farm-down 30% interest in the CAN 100 block offshore Argentina. After the transaction Equinor holds 35% interest in the block.

•           On 20 January 2021, Equinor completed the sale of a 40.81% interest in and transfer operatorship of the Bressay  oil field development on the UK continental shelf to EnQuest Heather Ltd.

•           On 29 January 2021, Equinor announced the write down of previously capitalized well costs related to Equinor’s Block 2 exploration licence in Tanzania.

For more information about the transactions included above see note 4 Acquisitions and disposals to the Consolidated financial statements.

International production

In production sharing agreements (PSAs), entitlement production differs from equity production. Equity production in PSAs represent Equinor’s percentage ownership in a particular field, where as entitlement production represents Equinor’s share of the volumes distributed to the partners in the field, which is subject to several deductions including but not limited to royalties and the host government's share of profit oil (see section 5.6 Terms and abbreviations).

Equinor's entitlement production outside Norway and US was 14% of Equinor's total entitlement production in 2020.

The following table shows E&P International's average daily entitlement production of liquids and natural gas for the years ended 31 December 2020, 2019 and 2018.

Average daily entitlement production

	For the year ended 31 December
	2020			2019			2018
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas
Production area	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day

Americas (excluding US)1)	67	1	72	98	1	103	81	0	83
Africa	115	3	136	137	4	165	168	6	209
Eurasia	47	2	63	29	3	45	21	3	40
Equity accounted production	6	0	7	3	0	4	0	0	0
Total	236	7	278	267	8	317	270	10	333

1) In 2019 and 2018, the entitlement production numbers have been restated to reflect change to segment. For US entitlement production volumes, see section 2.5 E&P USA.

42   Equinor, Annual Report on Form 20-F 2020

Process operator Bruno Murad in the control room onboard the Peregrino FPSO in Brazil.

Equinor, Annual Report on Form 20-F 2020    43

The table below provides information about the fields that contributed to production in 2020, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2020 mboe/day

Americas (excluding US)						72
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	2018	2025	42
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HPB1)	13
Peregrino	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	20342)	9
Hibernia/Hibernia Southern Extension3)	Canada	Varies	Hibernia Management and Development Corporation Ltd.	1997	HBP1)	8
Terra Nova4)	Canada	15.00	Suncor Energy Inc.	2002	HBP1)	-

Africa						192
Block 17	Angola	22.15	Total E&P Angola Block 17	2001	2045	88
Agbami	Nigeria	20.21	Star Deep Water Petroleum Limited (an affiliate of Chevron in Nigeria)	2008	2024	29
In Salah	Algeria	31.85	Sonatrach5)	2004	2027	27
			BP Exploration (El Djazair) Limited
			Equinor In Salah AS
Block 15	Angola	12.00	Esso Exploration Angola Block 15	2004	2032	22
In Amenas	Algeria	45.90	Sonatrach5)	2006	2027	14
			BP Amoco Exploration (In Amenas) Limited
			Equinor In Amenas AS
Block 31	Angola	13.33	BP Exploration Angola	2012	2031	9
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2035	2

Eurasia						81
ACG	Azerbaijan	7.27	BP Exploration (Caspian Sea) Limited	1997	2049	35
Mariner	UK	36.50	Equinor UK Limited	2019	HBP1)	15
Corrib	Ireland	30.00	Vermilion Exploration and Production Ireland Limited	2015	2031	12
Kharyaga	Russia	38.00	Zarubezhneft-Production Kharyaga LLC	1999	2031	9
Utgard6)	UK	65.11	Equinor Energy AS	2019	HBP1)	8
Barnacle	UK	44.34	Equinor UK Limited	2019	HBP1)	2

Total E&P International						345

Equity accounted production						7
North Komsomolskoye	Russia	33.33	SevKomNeftegaz LLC	2018	2112	5
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2020	2050	2
North Danilovskoye7)	Russia	49.00	KrasGeoNaC LLC	2020	2031	0

Total E&P International including share of equity accounted production						352

1)	Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.
2)	Licence BMC-7 expires in 2034, and licence BMC-47 related to the second phase of the development, expires in 2040.
3)	Equinor's equity interests are 5.0% in Hibernia and 9.26% in Hibernia Southern Extension.
4)	Production has been suspended at Terra Nova since December 2019.
5)	The complete name for Sonatrach is Société nationale de transport et de commercialisation d’hydrocarbures.
6)	The Utgard field spans the boundary between the Norwegian and UK continental shelves. In this section we report only volumes pertaining to the Equinor 38% share in UKCS.
7)	Equinor share of average daily equity production in North Danilovskoye field is only 0.21 mboe/d in 2020.

44   Equinor, Annual Report on Form 20-F 2020

Americas (excluding US)

Brazil

The Peregrino field is an Equinor-operated heavy oil asset, located in the offshore Campos basin. The oil is produced from two wellhead platforms with drilling capability, processed on the FPSO Peregrino and offloaded to shuttle tankers.

Production from Peregrino started in 2011. As part of the second phase of the Peregrino field development, a third wellhead platform was constructed and installation activities are being conducted, extending field life.

In April 2020, production in Peregrino field was shut down for unplanned maintenance of the subsea equipment. Technical challenges and Covid-19 infection control measures have affected the progress of the maintenance activities. Production is expected to be resumed in first half of 2021.

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

Africa

Angola

The deep-water blocks 17, 15 and 31 contributed 39% of Equinor’s equity liquid production outside Norway in 2020. Each block is governed by a PSA which sets out the rights and obligations of the participants, including mechanisms for sharing of the production with the Angolan state oil company Sonangol.

Block 17 has production from four FPSOs; CLOV, Dalia, Girassol and Pazflor. New projects on Dalia, CLOV and Pazflor are being developed to stem decline. In June 2020, the extension of the production sharing agreement to 2045 with an effective date of 1 April 2020 was ratified by Angolan authorities. As part of the extension agreement, the national oil company Sonangol has entered the block with a 5% interest from 2020 and an additional 5% interest from 2036.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque. In January 2020 the extension of the production sharing agreement to 2032 with an effective date of 1 October 2019 was ratified by Angolan authorities. As part of the extension agreement, the national oil company Sonangol has entered the block with a 10% interest.

Block 31 has production from one FPSO producing from the PSVM fields.

The FPSOs serve as production hubs and each receives oil from more than one field through multiple wells.

Nigeria

The Agbami deep water field is located 110 km off the coast of the Central Niger Delta region. The Agbami field straddles the two licences OML 127 and OML 128 and is operated by Chevron under a Unit Agreement. The Agbami field is governed by a PSC.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in OML 128 concerning certain terms of the OML 128 PSC, see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

The government of Nigeria has introduced a proposal for a new petroleum industry bill (PIB) which is expected to be approved and implemented in 2021.

A new fiscal bill where Royalty is part of the government take in petroleum sector was signed into law in January 2020 with retroactive application to 4 November 2019. The royalty is paid in kind.

Algeria

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

Equinor, Annual Report on Form 20-F 2020    45

Separate PSAs including mechanisms for revenue sharing, govern the rights and obligations of the parties and establish joint operatorships between Sonatrach, BP and Equinor for In Salah and In Amenas.

Eurasia

Azerbaijan

Azeri-Chirag-Gunashli (ACG) is an oil field offshore Azerbaijan. The crude oil is sent to Sangachal Terminal, where it is processed prior to export. The Baku-Tbilisi-Ceyhan (BTC) pipeline is the main export route, in which Equinor holds 8.71%. The development of Azeri Central East (ACE) platform in the ACG field was sanctioned by the partners in April 2019. The new platform is expected to come on stream in 2023.

Ireland and Russia

Equinor has interests in the Corrib gas field off Ireland’s northwest coast, and in the Kharyaga oil field onshore in the Timan-Pechora basin in northwestern Russia. The Kharyaga field is governed by a PSA.

United Kingdom

Mariner is an Equinor-operated heavy oil field in the North Sea, some 150 km east of the Shetland Islands. The field includes a production, drilling and living quarter platform based on a steel jacket. Oil is exported by offshore loading from a floating storage unit. Production from the field started in August 2019.

In order to ensure the safety of personnel and to safeguard operations during the Covid-19 outbreak, drilling and project development activities on Mariner were temporarily suspended in the spring of 2020. Relevant mitigation actions have been implemented to significantly reduce the risk to people, assets and operations.

Utgard is an Equinor-operated gas and condensate field, which spans the boundary between the Norwegian and UK continental shelves. Production from the field started in September 2019 and it is remotely operated from the Norwegian Sleipner field. For more information, please see section 2.3 Exploration and Production Norway.

Barnacle is an Equinor-operated oil field in the North Sea, some 2 km from the boundary between the Norwegian and UK continental shelves and consists of one well tied back to the Statfjord B platform. Production from the field started in December 2019.

International exploration

Equinor has continued exploration activity outside Norway and drilled offshore wells in Brazil, Canada, UK and Azerbaijan in addition to onshore exploration wells in Argentina, Algeria and Russia. Equinor has continued shaping the portfolio and made decisions to exit countries that will no longer be prioritized for exploration while focusing activity in areas with high value potential. In 2020 Equinor decided to exit Turkey, South Africa and Australia.

Brazil is one of Equinor’s core exploration areas. In 2020 Equinor and partners completed two wells, and Equinor intends to continue exploration activity in 2021.

Equinor and partners completed four wells in Canada  in 2020 and made three discoveries in the Flemish Pass Basin, offshore Newfoundland.

In the 32nd Offshore licensing round on the UK continental shelf Equinor was awarded three licenses as operator. These awards in mature, producing areas enable us to add new opportunities to our exploration portfolio close to existing infrastructure.

In Angola  Equinor accessed, together with partners through a Risk Service Contract, exploration block 1/14, located in the lower Congo basin.

Equinor increased its onshore presence in Russia  by signing an agreement with Rosneft to acquire a 49% interest in the limited liability company KrasGeoNaC LLC which holds twelve conventional onshore exploration and production licenses in Eastern Siberia.

Equinor and partner YPF entered into an agreement with Shell to jointly farm-down 30% in the CAN 100 block located in the Northern Argentinian Basin offshore Argentina. After the transaction Equinor as operator holds 35% interest in the block.

Equinor and its partners completed 11 exploratory wells and made five commercial and three non-commercial discoveries internationally.

Exploratory wells drilled1)

	For the year ended 31 December
	2020	2019	2018

Americas (excluding US)
Equinor operated	3	2	1
Partner operated	3	3	1
Africa
Equinor operated	0	0	0
Partner operated	1	0	0
Other regions
Equinor operated	0	4	1
Partner operated	4	5	0
Total (gross)	11	14	3

1) Wells completed during the year, including appraisals of earlier discoveries.

46   Equinor, Annual Report on Form 20-F 2020

Fields under development internationally

Americas (excluding US)

Argentina

Bandurria-Sur (Equinor 30%, operated by YPF S.A.) onshore block is in Argentina’s Neuquén province in the central area of the prolific Vaca Muerta play. The block is in the late pilot phase of development with a current production of around 10 mboe per day.

Brazil

Peregrino phase 2 (Equinor 60%, operator) will develop the southwestern area of the Peregrino oil field in the Campos basin, 85 km off the coast of the state of Rio de Janeiro. Peregrino phase 1 was brought on stream in 2011, and the second phase of the development will prolong the field’s productive life. The licence runs until 2040. Oil producers and water injectors will be drilled in the new area from a third wellhead platform, to be tied back to the existing floating production, storage and offloading vessel.

The Peregrino field development in the prolific Campos basin is Equinor's largest international endeavour as an operator. In mid-January 2020, the third Peregrino wellhead platform was in place at the field after installation by Sleipnir, the largest crane vessel in the world. The floatel Olympia has connected, and the platform is being prepared for operations.

Once on stream, Peregrino C will provide 350 offshore and onshore jobs in Brazil.

Covid-19 and infection control measures have affected progress, and production start has been rescheduled to first quarter 2022.

Equinor, Annual Report on Form 20-F 2020    47

Eurasia

Russia
North Komsomolskoye (Equinor 33.33%, operated by SevKomNeftegaz) is a complex viscous oil field in Western Siberia, Russia. The Investment decision for the first phase was taken in 2019. The field will be developed gradually.

For information about risks related to activity in Russia see section 2.12 Risk review under “Risks related to our business”.

Discoveries with potential development

Americas (excluding US)

Brazil

Bacalhau (formerly Carcará) (Equinor 40%, operator) oil and gas discovery straddles BM-S-8  and Bacalhau North in the Santos basin, 185 km off the coast of the state of São Paulo in Brazil.

Bacalhau phase 1 is maturing towards an investment decision in 2021. The development of a phase 2 for Bacalhau is being assessed to fully exploit the value potential.

BM-C-33 (Equinor 35%, operator) includes the oil and gas discoveries Pão de Açúcar, Gávea and  Seat in the southwestern part of the Campos basin, off the coast of the state of Rio de Janeiro, Brazil. The project is maturing towards concept selection in 2021. A gas export solution is under consideration.

Canada

Bay du Nord (Equinor 65% now, 58.5% anticipated at sanction, operator) is an oil field in the Flemish pass basin which was discovered by Equinor in 2013. The field is some 500 km northeast of St. John’s in Newfoundland and Labrador, Canada. Equinor is considering developing both the Bay du Nord and nearby Baccalieu satellite field in a subsea solution tied back to an FPSO.

In nearby prospects in the Flemish pass, Cappahayden and
Cambriol, Equinor (60%), and its licence partner BP Canada (40%) made two oil discoveries this summer.

Africa

Tanzania

Block 2  (Equinor 65%, operator). Equinor made several large gas discoveries in Block 2 in the Indian Ocean, off southern Tanzania, during 2012-2015. A suitable legal, commercial and fiscal framework for developing the discoveries with an onshore LNG solution is currently being discussed with the Government of Tanzania. In June 2020 the exploration license was extended for additional 3.5 years to 16 December 2023.

In the fourth quarter of 2020 it was decided to write down previously capitalized well costs related to Equinor’s Block 2 exploration licence in Tanzania, because overall project economics have not yet improved sufficiently to justify keeping it on the balance sheet. See also note 11 Intangible assets to the Consolidated financial statements.

Eurasia

Azerbaijan
Karabagh (Equinor 50%, operated by Karabagh Joint Operating Company)  field is located 120 kilometres east of Baku. In 2019 Equinor entered into an agreement with Socar (the Azerbaijani state oil company) to enter the Karabagh discovery and Ashrafi-Dan Ulduzu-Aypara (ADUA) exploration licenses with a 50% share.

In 2020 Equinor drilled an appraisal well on the Karabagh license confirming the hydrocarbon resources. A joint operating company has been formed and has started working on the field development solution.

United Kingdom
Rosebank (Equinor 40%, operator) oil and gas field, some
130 km northwest of the Shetland Islands, is the largest known undeveloped resource on the UK continental shelf. The project is currently maturing towards concept selection.

48   Equinor, Annual Report on Form 20-F 2020

2.5

Exploration & Production USA (E&P USA)

Appalachian Basin Operations in Ohio, USA.

Overview

On 14 May 2020, Equinor announced a change in its internal reporting to management, impacting the composition of Equinor’s operating and reporting segments. Equinor’s upstream activities in the US are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the US being considered a separate operating and reporting segment as of the second quarter of 2020[5]. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Equinor has been present in the US since 1987. The E&P USA segment covers both onshore and offshore exploration, development and production of oil and gas in United States of America (USA). E&P USA produced around 19% of Equinor’s total equity production of oil and gas in 2020, compared to 20% in 2019.

Following the commodity price decline in early 2020, Equinor responded by halting its US onshore operated drilling and completions activities. For more information, see section 2.10 Financial review under Segments financial performance.

For information about proved reserves development see section 2.9 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2020 and early 2021:

[5] For further information, see note 3 Segments to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2020    49

•           On 17 January, Equinor sold 30% of the share in Monument in the US Gulf of Mexico to Petronas

•           On 6 April, Equinor and co-ventures, Progress Resources USA Ltd and Repsol E&P USA Inc. announced that they have discovered oil in the Monument  exploration well in the US Gulf of Mexico

•           On 20 May, Equinor and Chevron cross-assigned equity in 32 exploration leases, giving Equinor 12 new leases and reduced equity in 20 leases

•           On 16 June, Equinor and Shell cross-assigned equity in 54 exploration leases, giving Equinor 20 new leases and reduced equity in 34 leases

•           On 16 June, Equinor was awarded one lease and 30 June three leases from the 254 Regional lease sale

•           On 9 October, Equinor published its report from the review into its US investments. The main objective of the report was to identify learning and improvements, and the work was led by PwC. The report showed that the accumulated net loss for all Equinor’s activities in the USA was USD 21.5 billion up until 2019, which have increased to USD 25 billion at the end of 2020 following the negative results in E&P USA in 2020.

•           On 9 February 2021, Equinor agreed to sell its Bakken assets to Grayson Mill Energy. The transaction covers all of Equinor’s operated and non-operated acreage, totalling 242,000 net acres, and associated midstream assets in the Bakken.

50   Equinor, Annual Report on Form 20-F 2020

US production

Entitlement production differs from equity production in the US where entitlement production is expressed net of royalty interests.

Equity production represents volumes that correspond to Equinor’s percentage ownership in a particular field and is larger than Equinor’s entitlement production where the royalties are excluded from entitlement production.

Equinor's entitlement production in the US was 18% of Equinor's total entitlement production in 2020.

The following table shows E&P USAs average daily entitlement production of liquids and natural gas for the years ended 31 December 2020, 2019 and 2018.

Average daily entitlement production

	For the year ended 31 December
	2020			2019			2018
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas
Production area	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day

USA	163	29	344	181	28	358	164	25	320

The table below provides information about the fields that contributed to production in 2020, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2020 mboe/day

Appalachian (APB)2)	US	Varies1)	Equinor/others3)	2008	HBP5)	222
Bakken	US	Varies1)	Equinor/others4)	2011	HBP5)	71
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP5)	26
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP5)	22
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP5)	16
Julia	US	50.00	ExxonMobil Corporation	2016	HBP5)	16
Jack	US	25.00	Chevron USA Inc.	2014	HBP5)	12
Stampede	US	25.00	Hess Corporation	2018	HBP5)	9
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP5)	6
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP5)	1
Heidelberg	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP5)	1

Total E&P USA						403

1)	Equinor’s actual equity interest varies depending on wells and area.
2)	Appalachian basin contains Marcellus and Utica formations.
3)	Operators are Equinor USA Onshore Properties Inc, Chesapeake Operating INC., Southwestern Energy, Alta Resources Development LLC, Chief Oil & Gas LLC and several other operators.
4)	Operators are Equinor Energy LP, Continental Resources INC, Oasis Petroleum North America LLC, Hess Corporation, EOG Resources INC and several other operators.
5)	Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.

Equinor, Annual Report on Form 20-F 2020    51

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

Onshore portfolio

Since its entry into US shale in 2008, Equinor has continued to optimise its portfolio through acreage acquisitions and divestments. Following the commodity price decline early 2020, Equinor responded by halting its US onshore operated drilling and completions activities. In February 2021, Equinor announced its divestment of the Bakken asset thereby refocusing its US onshore portfolio towards partner-operated activities.

Equinor has an ownership interest in the Marcellus  shale gas play, located in the Appalachian  region in north east US. The position is mostly partner-operated. Since 2012, Equinor has also been an operator in the Appalachian region in the state of Ohio, developing Marcellus and Utica formations.

In addition to the operated oil and gas producing assets, Equinor participates in gathering and facilities for initial processing of oil and gas in the Bakken and Appalachian basin assets in the US. This includes crude and natural gas gathering systems, fresh water supply systems, saltwater gathering and disposal wells, oil and gas treatment and processing facilities to provide flow assurance for Equinor’s upstream production.

US exploration

Equinor has continued its activity in US Gulf of Mexico throughout 2020, one of its core areas for exploration.

Equinor strengthened its position in US Gulf of Mexico in 2020 by cross-assigning equity with Chevron in 32 exploration leases, giving Equinor 12 new leases and reduced equity in 20 leases, in the prolific US Gulf of Mexico and with Shell in a total of 54 exploration leases, giving Equinor 20 new leases and reduced equity in 34 leases, in the Western Gulf of Mexico. In addition, Equinor was awarded four leases in 2020.

Equinor and its partners completed three exploratory wells and made two commercial and one non-commercial discovery in US Gulf of Mexico.

Exploratory wells drilled1)

	For the year ended 31 December
	2020	2019	2018

US
Equinor operated	1	0	0
Partner operated	2	2	3
Total (gross)	3	2	3

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development in US

Offshore Gulf of Mexico

Vito development project (Equinor 36.89%, operated by Shell) is a Miocene oil discovery located  in the Mississippi Canyon area. The development project consists of a light-weight semi-submersible platform with a single eight-well subsea manifold. The project was sanctioned for development in April 2018. Production is expected to start in second half of 2022.

52   Equinor, Annual Report on Form 20-F 2020

St. Malo water injection project (Equinor 21.5%, operated by Chevron) is a secondary depletion project sanctioned in 2019.  Currently two of three production wells have been drilled and the first injector has been spud.

Discoveries with potential development

Offshore Gulf of Mexico

North Platte (Equinor 40%, operated by Total) is a Paleogene oil discovery in the Garden Banks area. It has been fully appraised since its discovery with three drilled wells and three sidetracks.

Equinor, Annual Report on Form 20-F 2020    53

2.6

Marketing, Midstream & Processing (MMP)

Tjeldbergodden, Norway.

Overview

The Marketing, Midstream & Processing reporting segment is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas, NGL and refined products, including the operation of the Equinor-operated refineries, terminals and processing plants. In addition, MMP is responsible for power and emissions trading and for developing transportation solutions for natural gas, liquids and crude oil from Equinor assets, including pipelines, shipping, trucking and rail. As of 1 February 2020, Low carbon solutions such as carbon capture and storage and other low-carbon energy solutions are also a part of MMPs responsibility.

The business activities within MMP were reorganised as of
1 September 2020 in the following business clusters: Crude, Products and Liquids (CPL), Gas and Power (G&P), Operating Plants (OPL) and Data improvements, shipping & commercial operations.

MMP markets, trades and transports approximately 50% of all Norwegian liquids export, including Equinor equity, the Norwegian State’s direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. MMP is also responsible for the marketing, trading and transportation of Equinor’s and SDFI’s dry gas and LNG together with third-party gas. This represents approximately 70% of all Norwegian gas exports. For more information, see note 2 Significant accounting policies to the Consolidated financial statements for Transactions with the Norwegian State, and section 2.8 Corporate, Applicable laws and regulations for the Norwegian State’s participation and SDFI oil and gas marketing and sale.

Key events in 2020 and early 2021:

54   Equinor, Annual Report on Form 20-F 2020

•          On 28 September, a fire in the air inlet at a turbine at the LNG plant at Melkøya  was reported. No personnel were injured in the incident. The work to assess damages from the fire and cause of the incident is ongoing. Equinor engages with the local community to inform and answer questions. The cause of the fire is being investigated by the PSA and the police in addition to Equinor’s own investigation. The plant is expected to resume operations on 1 October 2021. On 2 December, a fire at the methanol plant at Tjeldbergodden  was reported. No personnel were injured in the fire. The methanol plant was back in production during February 2021.

•         Early in 2020, Equinor became aware of seepage of oily water to the ground, as well as further seepage of oily water to the overflow basin at the Mongstad refinery. The company has conducted an internal investigation of the incident and submitted the report to the Norwegian Environment Agency 27 November 2020. Based on the information from Equinor, the Norwegian Environment Agency issued an order on 27 November, requiring Equinor to undertake a thorough assessment of the pollution situation in the ground, as well as to implement measures to prevent negative environmental impact from potential ground pollution. A police investigation is ongoing.

•          Northern Lights (Equinor 33,33%, operator), representing the start of commercial carbon capture and storage (CCS) in Europe, is on track to demonstrate that CCS is one of the decarbonisation solutions for the industry sectors. A well has been drilled and tested, confirming that the reservoir rocks are suitable for CO2 storage. Equinor and partners Shell and Total made a conditional investment decision in May. The Norwegian government followed by launching the climate project Longship, including funding for Northern Lights.

•          In parallel with Northern Lights, Equinor is looking to provide CCS capacity in the UK in partnership with five other energy companies. This partnership is called the Northern Endurance Partnership (NEP). The consortium is developing a CO2 offshore transport and storage infrastructure in the UK.

•          During 2020, Equinor took delivery of five newbuild LNG dual fueled shuttle tankers on long term time charter. In 2021, Equinor will take delivery of two newbuild LPG dual fueled very large size gas carriers (VLGCs). Long term time charter contracts have been entered into for a total of six newbuild LPG dual fueled gas carriers for delivery in 2022/2023, four medium size gas carriers (MGC) and two very large size gas carriers (VLGC).

Marketing and trading of gas, LNG and power

MMP is responsible for the sale of Equinor’s and SDFI’s (Norwegian State’s direct financial interest) dry gas and LNG. Equinor’s gas marketing and trading business is conducted from Norway and from the offices in Belgium, the UK, Germany and the US. As Owner of Danske Commodities (DC), a trading company for power and gas, MMP has strengthened its Equinor´s energy trading business, also supporting our investment within New Energy Solutions. DC is primarily active in Europe but also has some power activities in US and Australia.

Europe

The major export markets for natural gas produced from the Norwegian continental shelf (NCS) are the UK, Germany, France, the Netherlands, Italy, Belgium and Spain. LNG from the Snøhvit field, combined with third-party LNG cargoes, allows Equinor to reach global gas markets. The gas is sold to counterparties through bilateral sales agreements and over the trading desk. Some of Equinor’s long-term gas contracts have price review mechanisms which can be triggered by the parties.

For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor’s best judgement. For further information, see note 23 “Other commitments, contingent liabilities and contingent assets” to the Consolidated financial statements.

Equinor is active on both the physical and exchange markets, such as the Intercontinental Exchange (ICE) and Trayport. Equinor expects to continue to optimise the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its production and transportation systems and downstream assets. MMP receives a marketing fee from DPN for the Norwegian gas sold on behalf of the company.

DC is active on both the physical and exchange markets for both gas and power as a separate entity. Following the acquisition, all trading and optimization of power in Equinor is performed by DC.

US

Equinor Natural Gas LLC (ENG), a wholly owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets natural gas to local distribution companies, industrial customers, power generators and other gas trading counter parties. ENG also markets equity production volumes from the Gulf of Mexico and the Appalachian Basin and transports some of the Appalachian production to New York City and into Canada to the greater Toronto area.

In addition, ENG has long-term capacity contracts at the Cove Point LNG re-gasification terminal that would enable sourcing of LNG from the Snøhvit LNG facility in Norway. However, since European prices remains at a premium compared to US prices, nearly all of Equinor's LNG cargoes sourced in Norway have been diverted away from the US and delivered into higher priced markets in Europe and other destinations.

Equinor, Annual Report on Form 20-F 2020    55

Marketing and trading of liquids

MMP is responsible for the sale of Equinor’s and SDFI’s crude oil and NGL produced at the Norwegian Continental Shelf, in addition to the operation and commercial optimisation of the refineries and terminals. MMP also markets the equity volumes from the Company´s assets located in the US, Brazil, Angola, Nigeria, Algeria, Azerbaijan and the UK, as well as third-party volumes. The value is maximised through marketing, physical and financial trading and through the optimisation of owned and leased capacity such as refineries, processing, terminals, storages, pipelines, railcars and vessels.

The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Equinor is Northwest Europe.

Manufacturing

Equinor owns and operates the Mongstad refinery in Norway, including a combined heat and power plant (CHP). The refinery is a medium-sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is supplied via the Mongstad Terminal DA linked to offshore fields through three crude oil pipelines, a pipeline for NGL’s connecting Kollsnes and Sture (the Vestprosess pipeline) and to Kollsnes by a gas pipeline. The CHP produces heat and power from gas received from Kollsnes and from the refinery. It was designed with a generating capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat. Equinor has decided to cease the operation and redesign a part of the CHP to a new heater for process heat planned to be operational in 2021. The CHP will continue operation until the new heater comes into service.

Equinor has an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. The operatorship of Vestprosess was transferred to Gassco as of
1 January 2018, with Equinor as the technical service provider.

Equinor Refining Denmark owns a refinery and two terminals. The refinery processes about 5.5 million tonnes of crude oil, condensate and feedstock per year. Total capacity per day is 108.000 barrels. The product terminal in Kalundborg is located next to the refinery. The terminal in Hedehusene (close to Copenhagen) is supplied 100% via two pipelines, which are connected to the refinery. The pipelines are owned by Danish Central Oil Stockholding (FDO). The majority of the refined products are sold locally in Denmark and Scandinavia.

Equinor has an ownership interest in the methanol plant at Tjeldbergodden (82%). The plant receives natural gas from fields in the Norwegian Sea through the Haltenpipe pipeline. In addition, Equinor holds an ownership interest in the air separation unit Tjeldbergodden Luftgassfabrikk DA (50.9%).

The following table shows the operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden. The lower throughput for Mongstad in 2020 was mainly influenced by reduced utilization rate as a result of drop in the refinery margins on the back of the COVID-19 pandemic. Increased on stream factor at Mongstad is due to smaller planned shutdowns in 2020 than in 2019. Mongstad had four planned shutdowns. The lower throughput for Tjeldbergodden in 2020 was mainly influenced by higher unplanned shut down compared to 2019. Reduced on-stream factor and utilization rate compared to 2019 are influenced by increased unplanned shutdown for Tjeldbergodden. In addition, Tjeldbergodden had one planned shutdown in 2020. For Kalundborg the lower Utilization-rate is as a result lower Through-put in 2020, due to a shut-down in September and lower incentive to maximize Through-put due to the Covid-19 situation.

	Throughput1)			Distillation capacity2)			On stream factor %3)			Utilisation rate %4)
Refinery	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

Mongstad	9.7	10.5	11.5	9.3	9.3	9.3	82.5	79.0	95.3	81.4	87.7	93.8
Kalundborg	4.5	5.0	5.3	5.4	5.4	5.4	92.1	98.0	94.1	84.4	85.4	90.3
Tjeldbergodden	0.9	0.9	0.8	1.0	1.0	1.0	86.8	93.9	94.3	86.8	93.9	94.3

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

56   Equinor, Annual Report on Form 20-F 2020

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

Equinor operates the South Riding Point Terminal (SRP), which is located on the Grand Bahamas Island and consists of two shipping berths and ten storage tanks, with a storage capacity of 6.75 million barrels of crude oil. The terminal has facilities to blend crude oils, including heavy oils. In September 2019, SRP was struck by Hurricane Dorian causing damage to the facility and an oil spill on land.

Clean-up activities at and around the terminal were carried out in 2020 and are expected to be completed in first half of 2021. Technical assessments to determine the terminal restoration scope are in the process of being completed. Rebuild of the terminal is planned to commence in 2021. The Covid-19 pandemic has caused delays in the progress of all work at and around the terminal.

Equinor UK holds an interest in the Aldbrough Gas Storage (Equinor 33.3%) in the UK, which is operated by SSE Hornsea Ltd.

Equinor Deutschland Storage GmbH holds an interest in the Etzel Gas Lager (Equinor 23.7%) in the northern part of Germany which has a total of 19 caverns and secures the regularity for gas deliveries from the NCS.

Low-carbon solutions

Since 1996, Equinor had proven experience in carbon capture and storage (CCS) from the offshore oil and gas business and has continued to develop competence through research engagement at Technology Centre Mongstad, the world’s largest facility for testing and improving CO2 capture. Equinor will seek to deploy its competence and experience in other CCS projects, both to reduce carbon dioxide emissions from several sources and to drive new opportunities, including enhanced oil recovery possibilities and carbon neutral value chains based on hydrogen.

Northern Lights (Equinor 33.33%, operator) Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of CO2 from various onshore industries. The approved development will have an initial storage capacity of around 1.5 million tons CO2 per year, scalable to around 5 million tons CO2 per year. Capture and storage of CO2 will contribute to reaching the climate goal of the Paris agreement, and the project is part of Longship, the Norwegian authorities’ project for full-scale carbon capture, transport and storage in Norway. On 15 December, the Norwegian government announced its funding decision for Northern Lights. The Northern Lights infrastructure will enable transport of CO2 from industrial capture sites to a terminal in Øygarden for intermediate storage, before transport by pipeline for permanent storage in a reservoir 2,600 metres under the seabed. Equinor, Shell and Total made their conditional investment decision in May, and the three companies formed a joint venture Northern Lights JV DA in March 2021. The new company will take over as operator of the storage licence during 2021. Longship was passed unanimously in the Norwegian Parliament (St prop 33/2020) on 21 January 2021, and the Northern Lights PDO was officially approved on 26 February 2021. Civil works began at Øygarden in January 2021, and the project is expected to come on stream in 2024.

In March 2020, Northern Lights completed drilling a confirmation well for CO2 storage in exploration licence EL001 south of the Troll field in the North Sea. The well is intended for injection and storage of CO₂. To stimulate the development of future carbon capture and storage projects, Equinor and its partners have shared the well data with external parties without charge.

In parallel with Northern Lights, Equinor is looking to provide CCS capacity in the UK in partnership with five other energy companies. This partnership is called the Northern Endurance Partnership (NEP). The consortium is developing a CO2 offshore transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project (led by bp with Equinor as a partner) and Zero Carbon Humber project (led by Equinor) with the aim of decarbonising these industrial clusters. In 2020 Equinor became a CO2 storage licence holder for the Endurance in the Southern UK North Sea together with bp and NGV, and the NEP partnership submitted a bid for funding further project development of the CO2 transport and storage infrastructure through UK’s government’s industrial decarbonisation challenge.

In July 2020, Equinor launched the Hydrogen 2 Humber (H2H) Saltend project (part of Zero Carbon Humber) which aims to anchor the low-carbon infrastructure in the area and a fuel switch in the Saltend chemical park. Established hydrogen pipelines will be expanded across the Humber, transporting hydrogen for use by multiple industry and power customers. In October 2020, together with 11 partners, Equinor submitted a joint proposal to the UK government (Industrial Strategy Challenge Fund) to support the development of the various phases of the low-carbon cluster (incl. infrastructure) in Humber.

Equinor, Annual Report on Form 20-F 2020    57

Equinor and partners Air Liquide (operator) and BKK are developing a liquid hydrogen project in southwestern Norway to establish a full value chain for decarbonising the maritime sector (Liquid to hydrogen project LH2). In May 2020, the consortium with representatives from the whole value chain was established. Mongstad Industripark was chosen as the location for liquid hydrogen production based on the opportunities for infrastructure synergies between existing and future plants in the area. This project is part of the Equinor’s maritime climate strategy, which is well aligned with the political strategy set out by the Norwegian government for decarbonisation of the maritime sector.

Pipelines

Equinor is a significant shipper in the NCS gas pipeline system. Most of the gas pipelines on the NCS that are accessed by third-party customers are owned by a single joint venture, Gassled (Equinor 5%), with regulated third-party access. The Gassled system is operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian State. See Gas sales and transportation from the NCS in section 2.8 Corporate for further information.

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

Equinor holds an interest in the Nyhamna gas processing plant (Equinor 30.1%) in Aukra via the Nyhamna Joint Venture. The venture is operated by Gassco.

The Polarled pipeline (Equinor 37.1%), operated by Gassco, connects fields in the Norwegian Sea with the Nyhamna gas processing plant.

The Johan Sverdrup pipelines (owned by the Johan Sverdrup license partners) export oil and gas from the Johan Sverdrup field. The crude oil is exported from Johan Sverdrup to the Mongstad terminal through a 283 km, 36-inch pipeline. The gas is transported to the gas processing facility at Kårstø through a 156 km long, 18-inch pipeline with a subsea connection to the Statpipe pipeline.

58   Equinor, Annual Report on Form 20-F 2020

2.7

Other group

Overview

The Other reporting segment includes activities in New Energy Solutions (NES), Global Strategy & Business Development (GSB), Technology, Projects & Drilling (TPD) and corporate staffs and support functions. In addition, IFRS 16 lease contracts are presented within the Other segment.

On 16 November 2020, Equinor announced changes to the corporate structure. From 1 June 2021, Global Strategy & Business Development (GSB) will no longer be a separate business area, and its tasks will be covered by other corporate units. NES will be renamed to Renewables (REN) and continues as a business area, aiming to accelerate profitable growth within renewables. It will be a separate reporting segment from the first quarter of 2021. For TPD, Research & Technology will be transferred to a new business area Technology, Digital & Innovation, while Project, Drilling & Procurement (PDP) will remain as a business area.

New Energy Solutions (NES)

The New Energy Solutions business area reflects Equinor’s ambition to complement its oil and gas portfolio with profitable renewable energy. Offshore wind and solar electricity generation have been key strategic focus areas in 2020.

In 2020, Equinor participated in offshore wind and solar assets with a total capacity of 1.3 gigawatts, of which 0.75 gigawatts are operated by Equinor. Equinor equity generation capacity is 0.5 gigawatts. The equity renewable power generation in 2020 was 1.7 terawatt hours.

Dudgeon Offshore Wind, UK

Key events and portfolio developments in 2020 and early 2021:

Equinor, Annual Report on Form 20-F 2020    59

•           Hywind Tampen approved by Norwegian authorities on
8 April 2020, construction started on 1 October 2020

•           South Korea, July 2020, deployed floating LiDAR’s and started conducting wind measurements off the coast of Ulsan

•           On 25 August 2020, Equinor signed agreement for lease for the Sheringham Shoal and Dudgeon windfarm extension projects in the UK, set to double size of Norfolk operations

•           Equinor, Jera and J-Power entered into a joint bid agreement on 9 September 2020 for Japan’s upcoming Round 1 offshore wind auction.

•           On 10 September 2020, Equinor announced that through divestment of the 50% non-operated interest in Empire Wind and Beacon  Wind projects it will partner with bp in US offshore wind to capture value and create platform for growth. The divestment was completed 29 January 2021 for a total consideration before adjustments of USD 1,1 billion.

•           Dogger Bank wind farm owners, Equinor and SSE, announced on 26 November 2020 financial close on the first two phases of the Dogger Bank project, representing in aggregate the largest offshore wind project financing to date globally.

•           On 3 December, Equinor and SINTEF agreed on a strategic collaboration in four key areas. The areas are offshore wind, marine systems, energy systems and modelling studies related to these areas.

•           Equinor entered into an agreement with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of around GBP 202.5 million on 4 December 2020. The transaction was completed on 26 February 2021.

•           On 13 January 2021, Equinor was selected to provide New York State with offshore wind power from Empire Wind 2 and Beacon Wind 1 offshore wind projects in one of the largest renewable energy procurements in the U.S. to date.

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

The Arkona  offshore wind farm (Equinor 25%, operated by RWE) is located in the German part of the Baltic Sea, while the operations and maintenance base is in Port Mukran on the island of Rügen in Mecklenburg-Vorpommern. The wind farm has 60 turbines and a capacity of 385 MW and has been in full operation from early 2019. The wind farm's annual production is approximately 1.6 TWh.

Project developments

The Hywind Tampen floating offshore wind project is described in section 2.3 Exploration & Production Norway.

The Dogger Bank wind farms are three proposed 1,200 MW offshore wind farms, Dogger Bank A, B and C, located 130 km off the coast of Yorkshire, UK. This will be the world’s largest offshore wind farm development with a total installed capacity of 3,600 MW. All three projects have been awarded a Contract for Difference (CfD), a government financial support mechanism providing the projects a long-term predictable revenue stream. Equinor and SSE reached the final investment decision for Dogger Bank A and B in November 2020. Dogger Bank A and B will each require a total capital expenditure of around GBP 3 billion, including the capex for the offshore transmission system. The capital expenditure is partly financed through project finance. Equinor and SSE have entered into an agreement with Eni to sell a 10% equity interest each in the Dogger Bank A and B assets. The transaction was completed 26 February 2021 and Equinor now holds a 40% owner share in the two projects. The third phase, Dogger Bank C (Equinor 50%), is expected to reach final investment decision late 2021.

Potential developments

Equinor was awarded an 816 MW offshore wind project connecting to the state of New York in 2019 through a long-term contract with the New York State Energy Research and Development Authority (NYSERDA) for offshore wind renewable energy certificates (ORECs). The project has been named Empire Wind 1 and is planned to be in operation in the mid 2020’s. The total lease area is 321 km2, large enough to support developments with a total capacity of more than 2000 MW. The lease is approximately 20 km off the south shore of Long Island, New York. In June 2020 the lease OCS-A 0520 won in December 2018, was renamed as Beacon Wind. The 521 km2 acreage is located 65 km south of Cape Cod, Massachusetts, and 110 km east of Long Island, New York, and is large enough to support one or several windfarms with a total capacity above 2,000 MW.

60   Equinor, Annual Report on Form 20-F 2020

In September 2020, bp and Equinor announced forming a strategic partnership for offshore wind in the U.S., and that bp will be a 50% non-operating partner in the Empire Wind and Beacon Wind assets on the U.S. East Coast. The USD 1.2 billion transaction was closed on 29 January 2021. On 13 January 2021, Equinor was selected to provide New York State with offshore wind power in one of the largest renewable energy procurements in the U.S. to date. Under the award, Equinor and incoming strategic partner bp will provide 1,260 megawatts (MW) of renewable offshore wind power from Empire Wind 2, and another 1,230 MW of power from Beacon Wind 1, adding to the existing commitment to provide New York with 816 MW of renewable power from Empire Wind 1. This is totalling 3.3 gigawatts (GW) of power to the State. The execution of the procurement award is subject to the successful negotiation of a purchase and sale agreement with the New York State Energy Research and Development Authority (NYSERDA).

Equinor and partners were awarded an Agreement for Lease to double the capacity of Dudgeon (Equinor 35%, operator) and Sheringham Shoal (Equinor 40%, operator) wind farms offshore Norfolk in the UK. The maximum total capacity for the combined projects will be 719 MW and Equinor is seeking to develop the two projects as a Tandem project.  Both extension projects secured a grid connection and commenced a joint consenting process. The consent application is expected to be submitted by the end 2021. The projects are named Dudgeon Extension project and Sheringham Shoal Extension project.

The Bałtyk I, II and III are offshore wind development projects in Poland (Equinor 50%, operator). Bałtyk II and III  have a combined capacity of up to 1,440 MW and will supply more than 2 million households with electricity. They are located between 27 and 40 kilometres from shore in water depths of 20-40 meters. The final investment decisions are subject to obtaining necessary permits and allocation of a contract for difference. The Bałtyk I project is located around 80 km from the shore on the border of the Polish exclusive economic zone and will have a capacity of up to 1,560 MW. It holds valid location permits and grid connection conditions from the transmission system operator.

Onshore renewables

The Apodi  solar plant (Equinor 43.75%, operated by Scatec) is located in the municipality of Quixeré, Ceará State in Brazil. The plant, with an installed capacity of 162 MW, started commercial operations in November 2018.

Equinor holds a 50% interest in the Guanizul  2A  solar project in Argentina. The plant will be operated by Scatec and situated in the San Juan region of Argentina. The plant is expected to be in operation in the first half of 2021 and will have an installed capacity of 117 MW.

As of end 2020, Equinor ASA owns 20,776,200 shares in Scatec ASA, corresponding to 13.12% of the total shares and voting power in an integrated independent solar power producer, with an asset portfolio of 1.9 GW in operation and under construction.

Equinor, Annual Report on Form 20-F 2020    61

Global Strategy & Business Development (GSB)

The Global Strategy and Business Development (GSB) business area is Equinor’s functional centre for strategy and business development. GSB is responsible for Equinor’s global strategy processes and identifies and delivers inorganic business development opportunities, including corporate mergers and acquisitions. This is achieved through close collaboration across business areas and geographical locations. Equinor's strategy forms the basis for guiding the company’s business development focus.

GSB also hosts several corporate functions including Equinor’s Corporate Sustainability function, which is shaping the company’s strategic response to sustainability issues and the reporting on Equinor’s sustainability performance.

On 16 November 2020, Equinor announced changes to the corporate structure. From 1 June 2021, Global Strategy & Business Development (GSB) will no longer be a separate business area, and its tasks will be covered by other corporate units.

Technology, Projects & Drilling (TPD)

The Technology, projects & Drilling business area is responsible for field development, well deliveries, technology development and procurement in Equinor.

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

From June 2021, Equinor intends to strengthen the development of technologies, digital solutions and innovation by gathering the activities and exploiting synergies in a new business area, Technology, digital and Innovation (TDI). Technology development will be part of the new TDI, whereas Projects, drilling and procurement (PDP) will make up another business area.

The following tables displays major projects operated by Equinor, as well as projects operated by Equinor’s licence partners. More information about ongoing projects is provided in the E&P Norway, E&P International, MMP and NES sections. In our portfolio, an additional 30-35 projects are in the early phase, maturing towards sanction.

Project startups and completions 2020
Name of project	Equinor's interest	Operator	Area	Type
Troll C gas module	45.00%	Equinor Energy AS	North Sea	Gas
Ærfugl	36.17%	Aker BP ASA	Norwegian Sea	Gas and condensate
Snorre expansion	33.28%	Equinor Energy AS	North Sea	Oil

62   Equinor, Annual Report on Form 20-F 2020

Ongoing projects with expected startups and completions 2021-20253)
Name of project	Equinor's interest	Operator	Area	Type

Gullfaks Shetland / Lista phase 2	51.00%	Equinor Energy AS	North Sea	Oil
Guanizul 2A solar power project1)	50.00%	Scatec Solar Argentina B.V.	San Juan, Argentina	Solar
Bandurria Sur2)	30.00%	Yacimientos Petrolíferos Fiscales SA	Vaca Muerta, Argentina	Oil and gas
Vigdis boosting station	41.50%	Equinor Energy AS	North Sea	Oil
Zinia phase 2, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
CLOV phase 2, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
Martin Linge	70.00%	Equinor Energy AS	North Sea	Oil and gas
Troll phase 3	30.58%	Equinor Energy AS	North Sea	Gas and oil
Gudrun phase 2	36.00%	Equinor Energy AS	North Sea	Oil and gas
Njord future	27.50%	Equinor Energy AS	Norwegian Sea	Oil
Bauge, tie-in to Njord A	42.50%	Equinor Energy AS	Norwegian Sea	Oil and gas
Askeladd, tie-in to Snøhvit	36.79%	Equinor Energy AS	Barents Sea	Gas and condensate
Peregrino phase 2	60.00%	Equinor Brasil Energia Ltd	Campos basin, Brazil	Oil
Dalia phase 3, block 17 satellite	23.33%	Total E&P Angola Block 17	Congo basin, Angola	Oil
Hywind Tampen, Snorre licence	33.28%	Equinor Energy AS	North Sea	Floating offshore wind
Hywind Tampen, Gullfaks licence	51.00%	Equinor Energy AS	North Sea	Floating offshore wind
Johan Sverdrup phase 2	42.63%	Equinor Energy AS	North Sea	Oil and associated gas
Vito	36.89%	Shell Offshore Inc	US Gulf of Mexico	Oil
St. Malo waterflood project	21.50%	Union Oil Company of California	US Gulf of Mexico	Oil
Johan Castberg	50.00%	Equinor Energy AS	Barents Sea	Oil
North Komsomolskoye	33.33%	SevKomNeftegaz LLC	West Siberia	Oil and gas
Ekofisk removal campaign 3	7.60%	ConocoPhillips Skandinavia AS	North Sea	Field decommissioning
Azeri Central East (Azeri Chirag Gunashli)	7.27%	BP Exploration (Caspian Sea) Ltd	Caspian Sea	Oil
Breidablikk4)	36.61%	Equinor Energy AS	North Sea	Oil
Doggerbank A and B5)	40.00%	SSE Renewables	North Sea, UK	Offshore wind
1) Technical service provider is Scatec Equinor Solutions Argentina SA.
2) Union Oil Company of California is a Chevron subsidiary.
3) Covid-19 creates considerable uncertainty, and we are unable to predict the course of the pandemic or the impact.
4) The figure indicates Equinor's equity share in the Grane unit. The Breidablikk field is distributed over four different licences. The equity split in Breidablikk will be determined at PDO approval
5) Equinor will assume operatorship when the wind farm comes on stream

Corporate staffs and support functions

Corporate staffs and support functions comprise the non-operating activities supporting Equinor, and include head office and central functions that provide business support such as finance and control, corporate communication, safety, audit, legal services and people and leadership.

Equinor, Annual Report on Form 20-F 2020    63

On 16 November 2020, Equinor announced a new corporate structure which will consist of five corporate centre units. The Corporate Finance Organisation (CFO) will also then include units for strategy, mergers & acquisitions and business development. Safety, Security and Sustainability (SSU) will be established a new functional area. The current organisational structure will remain in place until the planned implementation takes effect by 1 June 2021.

64   Equinor, Annual Report on Form 20-F 2020

2.8

Corporate

Applicable laws and regulations

Equinor operates in more than 30 countries and is exposed and committed to compliance with numerous laws and regulations globally.

This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and in particular in the countries of Equinor’s core activities.

For further information about the jurisdictions in which Equinor operates, see sections 2.2 Business overview and 2.12 Risk review. Further, see chapter 3 Governance for information about the domicile and legal form of Equinor, including the current articles of association, information on listing on the Oslo Børs and New York Stock Exchange (NYSE) and corporate governance.

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

Concession regimes

Under a concession regime, companies are granted licences by the government to extract petroleum. This is similar to the Norwegian system described below. Typically, the licensees are offered to pre-qualified companies following bidding rounds. The criteria for the evaluation of bidding offers under these regimes can be the level of offered signature bonus (bid amount), minimum exploration programme, and local content. In exchange for those commitments, the successful bidder(s) receive a right to explore, develop and produce petroleum within a specified geographical area for a limited period of time. The terms of the licences are usually not negotiable. The fiscal regime may entitle the relevant jurisdiction to royalties, profit tax or special petroleum tax.

PSA regimes

PSAs are normally awarded to the contractor parties after bidding rounds announced by the government. Main bid parameters are a minimum exploration programme and signature bonuses, and allocation of profit oil and tax may also be a bid parameter.

Under a PSA, the host government typically retains the right to the hydrocarbons in place. The contractor receives a share of the production for services performed. Normally, the contractor carries the exploration and development costs and risk prior to a commercial discovery and is then entitled to recover those costs during the production phase. The remaining share of the production - the profit share, is split between the government and the contractor according to a mechanism set out in the PSA. The contractor is usually subject to income tax on its own share of the profit oil. Fiscal provisions in a PSA are to a large extent negotiable and are unique to each PSA.

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

Equinor, Annual Report on Form 20-F 2020    65

The Storting’s role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first, when the Norwegian State acts in its capacity as majority owner of Equinor shares and, second, when the Norwegian State acts in its capacity as regulator:

•           The Norwegian State’s shareholding in Equinor is managed by the MPE. The MPE will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute the Norwegian State’s holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent Equinor from raising additional capital in this manner and could adversely affect Equinor’s ability to pursue business opportunities. For more information about the Norwegian State’s ownership, see Risks related to state ownership in section 2.12 Risk review, chapter 3 Governance, and Major shareholders in section 5.1 Shareholder information.

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

If important public interests are at stake, the Norwegian State may instruct the operators on the NCS to reduce the production of petroleum. Due to the Covid-19 pandemic that led to less demand for oil and gas, the Norwegian State instructed in May 2020 a reduction of oil production for the rest of the year. The production reduction was distributed on a pro rata basis per all fields.

A licence from the MPE is also required in order to establish facilities for the transportation and utilisation of petroleum. Ownership of most facilities for the transportation and utilisation of petroleum in Norway and on the NCS is organised in the form of joint ventures. The participants’ agreements are similar to joint operating agreements for production.

66   Equinor, Annual Report on Form 20-F 2020

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

The tariffs for the use of capacity in the transport system are determined by applying a formula set out in separate tariff regulations stipulated by the MPE. The tariffs are paid for booked capacity rather than the volumes actually transported.

For further information, see section 2.6 MMP – Marketing, Midstream & Processing under Pipelines.

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

SDFI oil and gas marketing and sale

Equinor markets and sells the Norwegian State’s oil and gas together with Equinor’s own production. The arrangement has been implemented by the Norwegian State through a separate instruction (the Owner’s Instruction) adopted by an extraordinary shareholder meeting in 2001, with the Norwegian State as sole shareholder at the time. The Owner’s Instruction sets out the specific terms for the marketing and sale of the Norwegian State’s oil and gas.

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

In order to explore for or develop hydrocarbons, a company must enter into a lease agreement from the applicable governmental agency for federal, state or tribal land, and for private lands, from each owner of the minerals the company wishes to develop. In each lease, the lessor retains a royalty interest in the production (if any) from the leased area. The lessee owns a working interest and has

Equinor, Annual Report on Form 20-F 2020    67

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

Each state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These state agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to Equinor’s US onshore activities include: ; (a) Pennsylvania Department of Environmental Protection’s Office of Oil and Gas Management; (b) Ohio Department of Natural Resources, Division of Oil and Gas; (c) West Virginia Department of Environmental Protection; (d) North Dakota Industrial Commission, Department of Mineral Resources, Oil and Gas Division; and (e) Board of Oil and Gas Conservation – Montana DNRC. In addition, some state utility departments handle pipeline transportation within state boundaries, and each state also has its own department regulating environmental, health, and safety issues arising from oil and gas operations.

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

The concession agreements are signed by ANP on behalf of the Federal Government. Generally, concessions are granted for a total period of 35 years and typically the exploration phase lasts from two to eight years, while the production phase may last 27 years from the declaration of commerciality. Concessionaires are entitled to request the extension of each of these phases, subject to ANP approval.

In bidding rounds involving the production sharing regime, the law grants to the Brazilian government-controlled company Petroleo Brasileiro S.A. – Petrobras, a right of preference to be the sole operator in the pre-salt fields with a minimum 30% of participating interest. If this right is exercised, Petrobras may still participate in the bidding round and present offers for the remaining 70% under the same conditions applicable to other participants. Likewise, in the concession bidding rounds, companies may bid individually or together with other companies. The winners are required to form a consortium with Pre-Sal Petroleo S.A. (PPSA), a Brazilian state-owned company, which is responsible for managing the production sharing agreement and selling the production allocated to the Government under the profit oil. PPSA also holds the role of chairperson of the operating committee, with 50% of the votes, in addition to certain veto rights and casting vote.

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

68   Equinor, Annual Report on Form 20-F 2020

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

A claim against the licence holders for compensation relating to pollution damage shall initially be directed to the operator, which in accordance with the terms of the joint operating agreement, will distribute the claim to the other licensees in accordance with their participating interest in the licence.

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

The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission society in Norway in 2050. This act may influence our activities through plans and actions implemented to achieve these targets and reference is made to the Climate Plan 2021-2030 launched 8 January 2021 by the Norwegian Government for achievement of at least 50% and towards 55% reduction in GHG emissions in 2030 compared to 1990 levels. The plan states that the carbon cost for offshore oil & gas production in Norway will increase to 2000 NOK/t CO2 towards 2030.

The EU directive 2009/31/EU on storage of CO2 is implemented in the Pollution Control Act and the Petroleum Act and in regulations adopted under the Petroleum Act. The CO2 capture and storage at Equinor’s Sleipner and Snøhvit fields as well as the Northern Lights project are governed by these regulations.

HSE regulation of upstream oil and gas activities in the US

Equinor’s upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor’s assets in North Dakota, Montana, Ohio, Pennsylvania, and West Virginia), and activities in the US Gulf of Mexico.

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

Equinor, Annual Report on Form 20-F 2020    69

The federal government regulates offshore exploration and production for the Outer Continental Shelf (OCS), which extends from the edge of state waters (either 3 or 9 nautical miles from the coast, depending on the state) out to the edge of national jurisdiction, 200 nautical miles from shore. The Bureau of Ocean Energy Management (BOEM) manages federal OCS leasing programs, conducts resource assessments, and licences seismic surveys. The Bureau of Safety and Environmental Enforcement (BSEE) regulates all OCS oil and gas drilling and production. The Office of Natural Resources Revenue (ONRR) collects and disburses rents and royalties from offshore and onshore federal and Native American lands.

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

Equinor continually monitors regulatory and legislative changes at all levels and engages in the stakeholder process through trade associations and direct comments to suggested regulatory and legislative regimes, to ensure that its operations remain in compliance with all applicable laws and regulations. In particular, BSEE drilling and production regulations were extensively revised in response to the 2010 Deepwater Horizon blowout and oil spill. The revised regulatory regime includes requirements for enhanced well design, improved blowout preventer design, testing and maintenance, and an increased number of trained inspectors. The incoming Administration is expected to review and revise these regulations, and Equinor is engaged with relevant governmental and industry stakeholders to ensure that Equinor’s operations remain in compliance.

HSE regulation of upstream oil & gas activities in Brazil

Equinor’s oil and gas operations in Brazil must be conducted in compliance with a reasonable standard of care, taking into consideration the safety and health of workers and the environment. The Brazilian Petroleum Law (Law No. 9,478/97) describes the government’s policy objectives for the rational use of the country’s energy resources, including the protection of the environment. In addition to the Petroleum Law, Equinor is also subject to many other laws and regulations issued by different authorities, including the National Agency of Petroleum, ANP, IBAMA, Federal Environmental Council (CONAMA) and Brazilian Navy. All those authorities have the power to impose fines in case of non-compliance with the respective rules. The concession and production sharing contracts also impose obligations on operators and consortium members, who are jointly and severally liable. They must, at their own account and risk, assume and fully respond to all losses and damages caused directly or indirectly by the applicable consortium’s operations and their performance irrespective of fault, to the ANP, the Federal Government and third parties.

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

70   Equinor, Annual Report on Form 20-F 2020

industrial and power generation sectors, although the efficiency in power generation and usage will certainly be an important part of the Brazilian government’s future approach to the issue.

Regulatory framework for renewable energy operations

Equinor’s renewables positions currently mainly consist of offshore wind farms in operation and development in the UK and the state of New York. In both jurisdictions the legislation is structured around a lease where permission to develop is granted following a series of approvals relating largely to environmental and social impact assessments. The government separately auctions a subsidized power purchase price either through renewable offtake certificates or contracts for difference. In both cases, Equinor and its partners take the risk for developing, constructing and operating the wind farms within a fixed timeframe.

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

In June 2020, the Norwegian Parliament enacted temporary targeted changes to Norway’s petroleum tax system for investments incurred in 2020 and 2021 and beyond 2021 for certain projects. The changes were effective from 1 January 2020 and provide companies with an immediate tax deduction in the special petroleum tax (56% rate) instead of tax depreciation over six years. In addition, the tax uplift, which has been increased from 20.8% to 24%, will be allowed in the first year instead of over four years. Tax depreciation towards the corporate tax rate (22% tax rate) will continue to be over six years. See also note 9 Income taxes to the Consolidated financial statements.

Equinor’s international petroleum activities are subject to tax pursuant to local legislation.

US

Equinor’s operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction taxes levied by the federal, state and local tax authorities, and to royalties payable to federal, state and local authorities and, in some cases, private landowners. The federal corporate income tax rate in the US is 21%.

Brazil

Regardless of the applicable regime for oil and gas activities, corporate income tax and social contribution are levied on taxable income at a combined rate of 34%. A simplified tax regime with a lower effective tax rate is available for activities with gross revenues below a threshold of 78 million Brazilian reais per year. In addition, there are several indirect taxes but exports are exempt.

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

Equinor, Annual Report on Form 20-F 2020    71

Subsidiaries and properties

Significant subsidiaries

The following table shows significant subsidiaries and significant equity accounted companies within the Equinor group as of
31 December 2020.

Significant subsidiaries and significant equity accounted companies

Name	in %	Country of incorporation	Name	in %	Country of incorporation

Danske Commodities AS	100	Denmark	Equinor In Salah AS	100	Norway
Equinor Angola Block 15 AS	100	Norway	Equinor Insurance AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor International Netherlands BV	100	Netherlands
Equinor Angola Block 31 AS	100	Norway	Equinor Natural Gas LLC	100	USA
Equinor Apsheron AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Argentina AS	100	Norway	Equinor Nigeria Energy Company Ltd.	100	Nigeria
Equinor Brasil Energia Ltda.	100	Brazil	Equinor Refining Norway AS	100	Norway
Equinor BTC (Group)	100	Norway	Equinor Russia AS	100	Norway
Equinor Canada Ltd. (Group)	100	Canada	Equinor Russia Holding AS	100	Norway
Equinor Danmark (Group)	100	Denmark	Equinor UK Ltd. (Group)	100	United Kingdom
Equinor Dezassete AS	100	Norway	Equinor US Holding Inc. (Group)	100	USA
Equinor Energy AS	100	Norway	Statholding AS (Group)	100	Norway
Equinor Energy do Brasil Ltda.	100	Brazil	Statoil Kharyaga AS	100	Norway
Equinor Energy International AS	100	Norway	Wind Power AS	100	Norway
Equinor Energy Ireland Ltd.	100	Ireland	AWE-Arkona-Windpark Entwicklungs-GmbH[1]	25	Germany
Equinor Holding Netherlands BV	100	Netherlands	Roncador BV2	25	Netherlands
Equinor In Amenas AS	100	Norway

1) Equity accounted entities.
2) Roncador BV is accounted for as a jointly controlled operation and is proportionally consolidated.

Property, plants and equipment

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

For a description of significant reserves and sources of oil and natural gas, see Proved oil and gas reserves in section 2.9 Operational performance and section 4.2 Supplementary oil and gas information (unaudited) later in this report. For a description of operational refineries, terminals and processing plants, see section 2.6 Marketing, Midstream & Processing (MMP).

For more information, see note 10 Property, plant and equipment to the Consolidated financial statements.

Related party transactions

See note 24 Related parties to the Consolidated financial statements. See also chapter 3 Governance in section 3.4 Equal treatment of shareholders and transactions with close associates.

Insurance

Equinor maintains insurance coverage that includes coverage for physical damage to its oil and gas properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. See also section 2.12 Risk review under Risk factors.

72   Equinor, Annual Report on Form 20-F 2020

2.9 Operational performance

Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,260 million boe at year end 2020, compared to 6,004 million boe at the end of 2019.

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance or changes in prices or costs, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These are the result of continuous business processes and can be expected to continue to add reserves in the future.

Proved reserves can also be added or subtracted through the acquisition or divestment of assets or due to factors outside management control, such as changes in oil and gas prices.

Changes in oil and gas prices can affect the quantities of oil and gas that can be recovered from the accumulations. Higher oil and gas prices will normally allow more oil and gas to be recovered, while lower prices will normally result in reductions. However, for fields with PSAs and similar contracts, increased prices may result in lower entitlement to produced volumes and lower prices may increase entitlement to produced volumes. These described changes are included in the revisions category.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

In Norway, the UK and Ireland, Equinor recognises reserves as proved when a development plan is submitted, as there is reasonable certainty that such a plan will be approved by the regulatory authorities. Outside these territories, reserves are generally booked as proved when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore fields in the US are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.

Approximately 89% of Equinor’s proved reserves are located in OECD countries. Norway is by far the most important contributor in this category, followed by USA and Canada. Of Equinor's total proved reserves, 5% are related to PSAs in non-OECD countries such as Angola, Algeria, Azerbaijan, Libya, Nigeria and Russia. Other non-OECD reserves are related to concessions in Argentina, Brazil and Russia, representing all together 6% of Equinor's total proved reserves.

Equinor, Annual Report on Form 20-F 2020    73

74   Equinor, Annual Report on Form 20-F 2020

Changes in proved reserves in 2020

The total volume of proved reserves decreased by 744 million boe in 2020.

Change in proved reserves

	For the year ended 31 December
(million boe)	2020	2019	2018

Revisions and improved recovery (IOR)	(171)	327	479
Extensions and discoveries	131	253	848
Purchase of petroleum-in-place	6	72	196
Sales of petroleum-in-place	-	(125)	(2)
Total reserve additions	(34)	527	1,521
Production	(710)	(698)	(713)

Net change in proved reserves	(744)	(171)	808

Revisions and IOR

Revisions of previously booked reserves, including the effect of improved recovery, decreased the proved reserves by net 171 million boe in 2020. This is the net result of 217 million boe in positive revisions and 388 million boe in negative revisions. Many producing fields had positive revisions due to better performance, new drilling targets and improved recovery projects, as well as reduced uncertainty due to further drilling and production experience. The negative revisions included a direct effect of lower commodity prices, decreasing the proved reserves by approximately 194 million boe through reduced economic lifetime on several fields. In addition, the reduced prices had an indirect negative effect through reduced activity levels. Other negative revisions were related to unforeseen events and operational challenges.

Extensions and discoveries

A total of 131 million boe of new proved reserves were added through extensions and discoveries, booking proved reserves for the first time. Two new field developments offshore Norway, the Breidablikk and Gråsel fields, were sanctioned in 2020 adding new proved reserves in this category. Both these fields are expected to start production within a period of five years. In addition, this category includes extensions of proved areas through drilling of new wells in previously undrilled areas in the US onshore plays, and at producing fields in Norway and in Russia.

Purchase and sale of reserves

A total of 6 million boe of new proved reserves in Argentina were purchased in 2020.

There were no changes related to sale of reserves in 2020.

Production

Equinor, Annual Report on Form 20-F 2020    75

The 2020 entitlement production was 710 million boe, an increase of 2% compared to 2019.

Development of reserves

In 2020, 250 million boe were matured from proved undeveloped to proved developed reserves. Continued drilling in the Appalachian basin in the US and in the Johan Sverdrup, Ærfugl and Osberg fields in Norway, increased the proved developed reserves by 200 million boe during 2020. The remaining 50 million boe of the matured volume is related to a wide range of activities on assets world-wide. The negative revision of proved undeveloped reserves of 131 million boe is both related to the reduced commodity prices, decreasing economic lifetime at some fields, as well as reduced activity levels and operational challenges This resulted in a reduction of proved undeveloped reserves, particularly in the onshore assets in the US, in fields in Brazil and in the UK.

In 2019, 426 million boe were matured from proved undeveloped to proved developed reserves. Start of production from the Johan Sverdrup, Trestakk and Utgard fields in Norway and in the UK, increased the proved developed reserves by 305 million boe. The remaining 121 million boe of the matured volume is related to activities on developed assets in several countries. Sanctioning of the North Komsomolskoye field development in Russia, and extension of the proved areas in our onshore assets in the US, were the main reasons for the 188 million boe of proved undeveloped reserves added as extensions and discoveries. The net positive revisions of 149 million boe were the result of several smaller revisions on most fields in our portfolio.

In 2018, start of production from the Aasta Hansteen field in Norway, and continued drilling to mature reserves in our US onshore developments as well as in several of the larger offshore developments in Norway, contributed to moving a total of 578 million boe from proved undeveloped to proved developed reserves. Two major field development projects were sanctioned adding significant volumes of new proved undeveloped reserves at the end of the year. These were the third development phase of the Troll field and the second development phase of the Johan Sverdrup field in Norway. In addition, sanctioning of the Vito field in the Gulf of Mexico and drilling of new wells in previously unproven areas in our US onshore developments, contributed to the increase in proved undeveloped reserves of 783 million boe through extensions and discoveries. Positive revisions of 134 million in proved undeveloped reserves were related to the increased commodity prices in 2018, as well as technical revisions and increased recovery projects mainly Norway.

Over the last five years, Equinor has matured 1,824 million boe of proved undeveloped reserves to proved developed reserves.

Development of proved reserves
	2020			2019			2018
(million boe)	Total proved reserves	Developed	Undeveloped	Total proved reserves	Developed	Undeveloped	Total proved reserves	Developed	Undeveloped

At 1 January	6,004	3,679	2,325	6,175	3,733	2,442	5,367	3,342	2,025
Revisions and improved recovery	(171)	(40)	(131)	327	178	149	479	345	134
Extensions and discoveries	131	37	94	253	65	188	848	64	783
Purchase of reserves-in-place	6	6	0	72	15	57	196	118	78
Sales of reserves-in-place	-	-	-	(125)	(40)	(85)	(2)	(2)	(0)
Production	(710)	(710)	-	(698)	(698)	-	(713)	(713)	-
Moved from undeveloped to developed	-	250	(250)	-	426	(426)	-	578	(578)

At 31 December	5,260	3,222	2,038	6,004	3,679	2,325	6,175	3,733	2,442

Proved developed and undeveloped reserves

As of 31 December 2020
	Oil and condensate	NGL	Natural gas	Total oil and gas
	(mmboe)	(mmboe)	(mmcf)	(mmboe)

Developed
Norway	654	141	7,863	2,196
Eurasia excluding Norway	62	0	172	93
Africa	110	15	199	161
USA	217	47	1,681	564
Americas excluding USA	206	-	11	208
Total developed proved reserves	1,249	204	9,926	3,222

Undeveloped
Norway	676	66	4,851	1,606
Eurasia excluding Norway	131	(0)	141	156
Africa	21	2	28	28
USA	70	6	490	163
Americas excluding USA	86	-	0	86
Total undeveloped proved reserves	982	74	5,510	2,038

Total proved reserves	2,232	278	15,436	5,260

76   Equinor, Annual Report on Form 20-F 2020

Equinor, Annual Report on Form 20-F 2020    77

As of 31 December 2020, the total proved undeveloped reserves amounted to 2,038 million boe, 79% of which are related to fields in Norway. The Troll, Johan Sverdrup and Snøhvit fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg and Martin Linge, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are North Komsomolskoye in Russia, the Appalachian basin in the US, Peregrino in Brazil, Mariner in the UK, ACG in Azerbaijan and Vito in the US.

All these fields are either producing or will start production within the next three years. For fields with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. There are no material development projects, which would require a separate future investment decision by management, included in our proved reserves.  Some development activities will take place more than five years from the disclosure date on many fields, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production.

For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities and yards. This has delayed production start at the Martin Linge and Johan Castberg fields in Norway. At Martin Linge, where development has now been going on for more than five years, first oil was planned in 2020. Development is still on-going, and first oil is now expected in 2021.

The Johan Castberg field was originally planned to start production in 2022, four years after the field development was sanctioned. This is now delayed to 2023.

For our onshore plays in the US, the Appalachian basin and Bakken, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2020, Equinor incurred USD 6,647 million in development costs relating to assets carrying proved reserves, of which USD 5,653 million was related to proved undeveloped reserves.

Additional information about proved oil and gas reserves is provided in section 4.2 Supplementary oil and gas information (unaudited).

Reserves replacement

The reserves replacement ratio is defined as the net amount of proved reserves added divided by produced volumes in any given period. The table below presents the changes in reserves for each category relating to the reserve replacement ratio for the years 2020, 2019 and 2018.

The 2020 reserves replacement ratio was negative 5% and the corresponding three-year average was 95%.

The reserves replacement ratio excluding equity accounted entities was negative 4% in 2020.

The organic reserves replacement ratio, excluding sales and purchases, was negative 6% in 2020 compared to positive 83% in 2019. The organic average three-year replacement ratio was 88% at the end of 2020.

For additional information regarding proved reserves changes and the reliability of proved reserves estimates, see the sections 4.2 Supplementary oil and gas information and 2.12 Risk review, respectively.

Reserves replacement ratio

	For the year ended 31 December
(including purchases and sales)	2020	2019	2018

Annual	-5%	75%	213%
Three-year-average	95%	147%	153%

78   Equinor, Annual Report on Form 20-F 2020

Proved reserves by region

Proved reserves in Norway

A total of 3,802 million boe is recognised as proved reserves in 60 fields and field development projects on the NCS, representing 72% of Equinor's total proved reserves. Of these, 54 fields and field areas are currently in production, 44[6] of which are operated by Equinor.

Production experience, further drilling and improved recovery on many of Equinor’s producing fields in Norway contributed with positive revisions of 117 million boe in 2020. Negative revisions totalled 127 million boe and were related to lower commodity prices reducing the proved reserves in Norway by 85 million boe (2.2%), and reduced activity and operational challenges. Two field development projects, Breidablikk and Gråsel, added proved reserves categorised as extensions and discoveries during 2020.

Of total proved reserves on the NCS, 2,196 million boe (58%) are proved developed reserves. Of the total proved reserves in this area, 60% are gas reserves related to large gas fields such as Troll, Snøhvit, Oseberg, Ormen Lange, Visund, Aasta Hansteen, Åsgard and Tyrihans, and 40% are liquid reserves.

Proved reserves in Eurasia, excluding Norway

Equinor has proved reserves of 249 million boe related to seven fields in Russia, Azerbaijan, United Kingdom and Ireland. Negative revisions related mainly to operational challenges on fields in the UK and in Russia have reduced the proved reserves in this area by 28 million boe. Eurasia excluding Norway represents 5% of Equinor's total proved reserves. All fields in this area are now producing. Of the proved reserves in Eurasia, 93 million boe (37%) are proved developed reserves.

Of the total proved reserves in this area, 78% are liquid reserves and 22% are gas reserves.

[6] Fields carrying proved reserves at year-end 2020, whereas the number of fields with production during the year referred to in section 2.3 E&P Norway may be different depending on how production is allocated and reported

Equinor, Annual Report on Form 20-F 2020    79

Proved reserves in Africa

Equinor recognises proved reserves of 189 million boe in producing assets in the West and North African countries Angola, Algeria, Nigeria and Libya. Africa represents 4% of Equinor's total proved reserves. Angola is the primary contributor to the proved reserves in this area. Most of the fields in Africa are mature and on decline. Positive revisions increased the proved reserves by 40 million boe, mainly related to positive reservoir performance but also to increased entitlement volumes caused by the reduced oil price.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of this redetermination on the proved reserves, which is estimated to be less than 10 million boe, is not yet included.

Of the total proved reserves in Africa, 161 million boe, or 85%, are proved developed reserves. Of the total proved reserves in this area, 79% are liquid reserves and 21% are gas reserves.

80   Equinor, Annual Report on Form 20-F 2020

Proved reserves USA

In the US, Equinor has proved reserves equal to 727 million boe in assets in the Gulf of Mexico as well as in onshore tight reservoirs.

Vito, which was sanctioned in 2019, is the only field in this area that is not yet producing. The onshore tight reservoir assets in the Appalachian basin and Bakken are all in production.

The proved reserves in the US were subject to a net negative revision of 118 million boe in 2020. This includes 143 million boe of negative revisions and 25 million boe of positive revisions. Approximately half of the net revision is related to the reduced commodity prices. Other negative revisions are a result of reduced activity, particularly in the onshore operations, as well as operational challenges. The largest positive changes to the proved reserves in the US in 2020 were related to new wells extending the proved areas in the US onshore assets, adding a total of 101 million boe in the extensions and discoveries category.

The recently announced divestment of our interests in the Bakken field in the USA, was effective 1 January 2021 and will result in an estimated reduction of proved reserves of 94 million boe at year-end 2021.

Of the total proved reserves in the US at year-end 2020, 564 million boe or 78%, are proved developed reserves. Liquid reserves are 47% and gas reserves are 53%.

Proved reserves in the US now represent 14% of total proved reserves, but USA is still disclosed as a separate geographic area in the tables since it represented 16% in 2017.

Proved reserves in the Americas excluding USA

In the Americas excluding USA, Equinor has proved reserves equal to 294 million boe in a total of seven fields. Four fields are located offshore Canada, two offshore Brazil, and one field onshore in Argentina. Six of these are producing. The Terra Nova field in Canada is currently undergoing redevelopment and has not been producing in 2020. Production is scheduled to restart in 2022.

Revisions of the proved reserves in this area are mainly negative reducing the proved reserves by a net volume of 55 million boe. This is related to the reduced commodity prices resulting in shorter economic lifetime of fields, particularly in Brazil.

In 2020 Equinor acquired an interest share in the Bandurria Sur block in Argentina. This added 6 million boe of new proved reserves in purchase of reserves-in-place.

Of the total proved reserves in the Americas excluding USA, 208 million boe, or 71% are proved developed reserves. Less than 1% of the proved reserves in this area are gas reserves.

Equinor, Annual Report on Form 20-F 2020    81

Preparation of reserves estimates

Equinor's annual reporting process for proved reserves is coordinated by a central corporate reserves management (CRM) team consisting of qualified professionals in geosciences, reservoir and production technology and financial evaluation. The team has an average of more than 25 years' experience in the oil and gas industry. CRM reports to the vice president of finance and control in the Technology, Projects & Drilling business area and is independent of the Development & Production business areas. All the reserves estimates have been prepared by Equinor's technical staff.

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

The aggregated results are submitted for approval by the relevant business area management teams and the corporate executive committee.

The person with primary responsibility for overseeing the preparation of the reserves estimates is the manager of the CRM team. The person who presently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 35 years' experience in the oil and gas industry, 34 of them with Equinor. She is a member of the Society of Petroleum Engineering (SPE) and of the Technical Advisory Group to the UNECE Expert Group on Resource Management (EGRM).

DeGolyer and MacNaughton report

Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Equinor’s proved reserves as of 31 December 2020 using data provided by Equinor. The evaluation accounts for 100% of Equinor's proved reserves including equity accounted entities. The aggregated net proved reserves estimates prepared by DeGolyer and MacNaughton do not differ materially from those prepared by Equinor when compared on the basis of net equivalent barrels.

A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iv).

Net proved reserves

	Oil and condensate	NGL/LPG	Natural gas	Oil equivalent
At 31 December 2020	(mmboe)	(mmboe)	(mmcf)	(mmboe)

Estimated by Equinor	2,232	278	15,436	5,260
Estimated by DeGolyer and MacNaughton	2,333	319	16,007	5,504

82   Equinor, Annual Report on Form 20-F 2020

Operational statistics

Total developed and undeveloped oil and gas acreage, in which Equinor had interests at 31 December 2020, are presented in the table below.

Developed and undeveloped oil and gas acreage

At 31 December 2020 (in thousands of acres)		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Oceania	Total

Developed acreage	- gross1)	927	269	834	555	420	-	3,005
	- net2)	354	104	265	206	78	-	1,008
Undeveloped acreage	- gross1)	18,307	21,600	38,952	2,401	48,362	2,709	132,333
	- net2)	7,985	10,073	16,970	1,039	23,218	2,709	61,993

1) A gross value reflects the acreage in which Equinor has a working interest.
2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same acreage.

Equinor’s largest concentrations of net developed acreage in Norway are in the Troll, Oseberg, Snøhvit, Ormen Lange and Johan Sverdrup fields. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations of net developed acreage. Bakken (onshore US) has the largest net developed acreage in the Americas.

The largest net undeveloped acreage concentration is in South Africa, which represents 21% of Equinor’s total net undeveloped acreage, followed by Russia and Norway.

The largest net undeveloped acreage in the Americas, is in Argentina, Suriname and Canada. In Eurasia excluding Norway, Russia is the country with the largest undeveloped net acreage. In Oceania, we have undeveloped acreage in Australia.

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

Equinor, Annual Report on Form 20-F 2020    83

Productive oil and gas wells

The number of gross and net productive oil and gas wells, in which Equinor had interests at 31 December 2020, is shown in the table below.

The gross number of oil wells has increased from last year mainly due to the acquisition of Banduria Sur in Argentina and continued drilling at onshore fields in Russia.

The gross and net number of gas wells has increased from last year mainly due to continued drilling at the Appalachian (APB) onshore asset in the US.

The total gross number of productive wells as of end 2020 includes 376 oil wells and 11 gas wells with multiple completions or wells with more than one branch.

Number of productive oil and gas wells

At 31 December 2020		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Oil wells	- gross1)	918	273	427	2,545	193	4,356
	- net2)	307.8	59.9	65.5	680.2	53.2	1,166.6
Gas wells	- gross1)	195	12	112	2,179	-	2,498
	- net2)	85.2	4.2	43.1	439.0	-	571.5

1) A gross value reflects the number of wells in which Equinor owns a working interest.
2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

84   Equinor, Annual Report on Form 20-F 2020

Net productive and dry oil and gas wells drilled

The following tables show the number of net productive and dry exploratory and development oil and gas wells completed or abandoned by Equinor over the past three years. Productive wells include exploratory wells in which hydrocarbons were discovered, and where drilling or completion has been suspended pending further evaluation. A dry well is a well found to be incapable of producing sufficient quantities to justify completion as an oil or gas well. Dry development wells are mainly injector wells, but does also include drilled and permanently abandoned wells.

Number of net productive and dry oil and gas wells drilled1)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Year 2020
Net productive and dry exploratory wells drilled	8.2	2.0	-	1.1	2.7	14.0
- Net dry exploratory wells	4.7	1.0	-	0.4	0.9	6.9
- Net productive exploratory wells	3.6	1.0	-	0.7	1.8	7.0

Net productive and dry development wells drilled	27.6	22.1	1.6	48.2	8.7	108.2
- Net dry development wells	4.0	3.9	-	-	0.7	8.6
- Net productive development wells	23.6	18.2	1.6	48.2	8.0	99.6

Year 2019
Net productive and dry exploratory wells drilled	11.0	5.0	-	0.4	2.1	18.5
- Net dry exploratory wells	5.9	4.0	-	-	0.3	10.2
- Net productive exploratory wells	5.1	1.0	-	0.4	1.8	8.3

Net productive and dry development wells drilled	30.7	13.4	2.0	121.6	3.5	171.1
- Net dry development wells	5.1	1.4	-	0.5	0.8	7.8
- Net productive development wells	25.6	12.0	2.0	121.1	2.6	163.3

Year 2018
Net productive and dry exploratory wells drilled	8.6	-	0.7	0.6	0.5	10.3
- Net dry exploratory wells	4.5	-	0.7	0.6	0.5	6.2
- Net productive exploratory wells	4.0	-	-	-	-	4.0

Net productive and dry development wells drilled	42.7	3.3	4.2	102.8	3.3	156.3
- Net dry development wells	13.6	0.5	0.2	0.3	1.0	15.6
- Net productive development wells	29.2	2.8	4.0	102.5	2.2	140.7

1) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Equinor, Annual Report on Form 20-F 2020    85

Exploratory and development drilling in process

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Equinor at 31 December 2020.

Number of wells in progress

At 31 December 2020		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Development wells3)	- gross1)	38	14	17	89	4	162
	- net2)	17.1	3.4	4.4	24.6	1.2	50.8
Exploratory wells	- gross1)	3	-	2	2	6	13
	- net2)	1.3	-	0.6	0.5	3.0	5.4

1) A gross value reflects the number of wells in which Equinor owns a working interest.
2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.
3) Mainly wells related to onshore operations in USA.

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

Equinor’s and SDFI's delivery commitments under bilateral agreements for the calendar years 2021, 2022, 2023 and 2024 expressed as the sum of expected gas off-take, are equal to 47.5, 37.7, 27.1 and 19.9 bcm, respectively. The number of bilateral agreements is steadily declining as our customers are increasingly requesting more and more short-term contracts and higher volumes are traded on the spot market.

Equinor’s currently developed gas reserves on the NCS are more than sufficient to meet our share of these commitments for the next four years.

Any remaining volumes after covering our delivery commitments under the bilateral agreements, will be sold by trading activities at the hubs.

Production volumes and prices

The business overview is presented based on our segment's operations as of 31 December 2020, whereas certain disclosures on oil and gas reserves are based on geographical areas as required by the SEC. For further information about extractive activities, see sections 2.3 E&P Norway, 2.4 E&P International and 2.5 E&P USA.

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

86   Equinor, Annual Report on Form 20-F 2020

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

Entitlement production

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal

Oil and Condensate (mmboe)
2020	193	15	39	48	25	320	-	1	1	2	322
2019	151	9	47	54	36	296	3	1	-	4	300
2018	155	8	57	48	29	298	5	-	-	5	303

NGL (mmboe)
2020	40	0	3	11	-	54	-	-	-	-	54
2019	41	-	3	12	-	57	-	-	-	-	57
2018	46	-	4	12	-	62	0	-	-	0	62

Natural gas (mmcf)
2020	1,425	26	42	373	9	1,874	-	3	1	3	1,878
2019	1,447	31	57	363	9	1,907	2	4	-	6	1,913
2018	1,502	39	84	318	5	1,949	4	-	-	4	1,953

Combined oil, condensate, NGL and gas (mmboe)
2020	486	20	49	126	26	708	-	2	1	3	710
2019	450	15	60	131	38	693	3	1	-	5	698
2018	469	15	76	116	30	707	6	-	-	6	713

The Troll field in Norway is the only field containing more than 15% of total proved reserves based on barrels of oil equivalent.

Entitlement production

									2020	2019	2018

Troll field 1)
Oil and Condensate (mmboe)									9	12	13
NGL (mmboe)									2	2	2
Natural gas (mmcf)									378	341	417
Combined oil, condensate, NGL and gas (mmboe)									79	74	89

1) Troll is included in the Norway region.

Equinor, Annual Report on Form 20-F 2020    87

Operational data

The following table presents operational data for 2020, 2019 and 2018.

	For the year ended 31 December
Operational data	2020	2019	2018	20-19 change	19-18 change

Prices
Average Brent oil price (USD/bbl)	41.7	64.3	71.1	(35%)	(9%)
E&P Norway average liquids price (USD/bbl)	37.4	57.4	64.3	(35%)	(11%)
E&P International average liquids price (USD/bbl)	38.1	59.1	66.0	(36%)	(10%)
E&P USA average liquids price (USD/bbl)	31.3	48.4	55.6	(35%)	(13%)
Group average liquids price (USD/bbl)	36.5	56.0	63.1	(35%)	(11%)
Group average liquids price (NOK/bbl)	343	493	513	(30%)	(4%)
E&P Norway average internal gas price (USD/mmBtu)	2.26	4.46	5.65	(49%)	(21%)
E&P USA average internal gas price (USD/mmbtu)	1.32	2.17	2.26	(39%)	(4%)
Average invoiced gas prices - Europe (USD/mmBtu)	3.58	5.79	7.04	(38%)	(18%)
Average invoiced gas prices - North America (USD/mmBtu)	1.72	2.43	3.04	(29%)	(20%)
Refining reference margin (USD/bbl)	1.5	4.1	5.3	(64%)	(23%)

Entitlement production (mboe per day)
E&P Norway entitlement liquids production	630	535	565	18%	(5%)
E&P International entitlement liquids production	236	267	270	(12%)	(1%)
E&P USA entitlement liquids production	163	181	164	(10%)	10%
Group entitlement liquids production	1,029	983	999	5%	(2%)
E&P Norway entitlement gas production	685	700	722	(2%)	(3%)
E&P International entitlement gas production	42	50	62	(17%)	(19%)
E&P USA entitlement gas production	181	178	156	2%	14%
Group entitlement gas production	908	928	940	(2%)	(1%)
Total entitlement liquids and gas production	1,938	1,911	1,940	1%	(1%)

Equity production (mboe per day)
E&P Norway equity liquids production	630	535	565	18%	(5%)
E&P International equity liquids production	303	354	376	(14%)	(6%)
E&P USA equity liquids production	187	210	191	(11%)	10%
Group equity liquids production	1,120	1,099	1,132	2%	(3%)
E&P Norway equity gas production	685	700	722	(2%)	(3%)
E&P International equity gas production	49	62	67	(21%)	(8%)
E&P USA equity gas production	216	213	189	1%	13%
Group equity gas production	950	975	979	(3%)	(0%)
Total equity liquids and gas production	2,070	2,074	2,111	(0%)	(2%)

Liftings (mboe per day)
Liquids liftings	1,050	994	1,002	6%	(1%)
Gas liftings	941	962	975	(2%)	(1%)
Total liquids and gas liftings	1,991	1,955	1,976	2%	(1%)

Production cost (USD/boe)
Production cost entitlement volumes	5.1	5.8	5.7	(12%)	2%
Production cost equity volumes	4.8	5.3	5.2	(11%)	2%

NES equity power generation
Equity power generation (GWh)	1,662	1,754	1,251	(5%)	40%

88   Equinor, Annual Report on Form 20-F 2020

Sales prices

The following table presents realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas

Year ended 31 December 2020
Average sales price oil and condensate in USD per bbl	39.7	37.4	41.1	36.1
Average sales price NGL in USD per bbl	25.6	30.3	23.3	11.8
Average sales price natural gas in USD per mmBtu	3.6	3.2	3.9	1.7

Year ended 31 December 2019
Average sales price oil and condensate in USD per bbl	64.0	61.1	64.3	55.9
Average sales price NGL in USD per bbl	33.0	-	30.1	16.6
Average sales price natural gas in USD per mmBtu	5.8	4.6	5.5	2.4

Year ended 31 December 2018
Average sales price oil and condensate in USD per bbl	70.2	70.5	69.9	62.4
Average sales price NGL in USD per bbl	42.9	-	41.3	27.1
Average sales price natural gas in USD per mmBtu	7.0	7.5	5.7	3.0

Equinor, Annual Report on Form 20-F 2020    89

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and marketing of third-party volumes. In addition to Equinor’s own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see section 2.8 Corporate under SDFI oil and gas marketing and sale.

The following table shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

	For the year ended 31 December
Sales Volumes	2020	2019	2018

Equinor1)
Crude oil (mmbbls)2)	384	363	366
Natural gas (bcm)	54.8	55.8	56.6

Combined oil and gas (mmboe)	729	714	721

Third-party volumes3)
Crude oil (mmbbls)2)	318	325	359
Natural gas (bcm)	8.1	7.3	5.7

Combined oil and gas (mmboe)	369	371	394

SDFI assets owned by the Norwegian State4)
Crude oil (mmbbls)2)	132	122	131
Natural gas (bcm)	38.4	38.0	43.7

Combined oil and gas (mmboe)	374	360	406

Total
Crude oil (mmbbls)2)	835	809	855
Natural gas (bcm)	101.3	101.0	106.0

Combined oil and gas (mmboe)	1,472	1,445	1,522

1)

The Equinor volumes included in the table above are based on the assumption that volumes sold were equal to lifted volumes in the relevant year. Volumes lifted by E&P International or E&P USA but not sold by MMP, and volumes lifted by E&P Norway, E&P International or E&P USA and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP.

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

90   Equinor, Annual Report on Form 20-F 2020

2.10 Financial review

The following discussion of the financial performance of the Group and the two segments; E&P Norway and MMP does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2020. A discussion of such items in respect of 2018 may be found in our Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 20 March 2020.

Group financial performance

The Group’s financial results were largely affected by the market turbulence for liquid and gas prices. Average liquids prices were down 35% and average invoiced gas prices for Europe and North America were down 38% and 29%, respectively. Net impairments were higher than in previous year, primarily related to reduced price assumptions in addition to negative reserve updates. In addition, a write down of previously capitalised well costs related to the Tanzania LNG project in the E&P International segment impacted the net operating income negatively in 2020. In 2020, Equinor delivered an entitlement production of 1,938 mboe per day, up 1% from 2019. Net income was negative USD 5.5 billion, down from positive USD 1.9 billion in 2019.

Total equity liquids and gas production was 2,070 mboe and 2,074 mboe per day in 2020 and 2019, respectively. The minor decrease in total equity production was mainly due to expected natural decline, production halt in Brazil due to repairs, the divestment of Eagle Ford in the E&P USA segment and the shutdown of Hammerfest LNG plant. The decrease was offset by new fields on stream on the NCS and UKCS and increased flexible gas off-take, especially from the third quarter of 2020.

Total entitlement liquids and gas production was 1,938 mboe per day in 2020 compared to 1,911 mboe in 2019, up 1%. The production was negatively influenced by the factors mentioned above, partially offset by lower effects from production sharing agreements (PSA), and lower US royalty volumes. The combined effect of PSA effects and US royalties was 133 mboe and 163 mboe per day in 2020 and 2019, respectively.

Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.

Condensed income statement under IFRS	For the year ended 31 December
(in USD million)	2020	2019	Change

Revenues	45,753	62,911	(27%)
Net income/(loss) from equity accounted investments	53	164	(68%)
Other income	12	1,283	(99%)

Total revenues and other income	45,818	64,357	(29%)

Purchases [net of inventory variation]	(20,986)	(29,532)	(29%)
Operating, selling, general and administrative expenses	(9,537)	(10,469)	(9%)
Depreciation, amortisation and net impairment losses	(15,235)	(13,204)	15%
Exploration expenses	(3,483)	(1,854)	88%

Net operating income/(loss)	(3,423)	9,299	N/A

Net financial items	(836)	(7)	>(100%)

Income/(loss) before tax	(4,259)	9,292	N/A

Income tax	(1,237)	(7,441)	(83%)

Net income/(loss)	(5,496)	1,851	N/A

Equinor, Annual Report on Form 20-F 2020    91

92   Equinor, Annual Report on Form 20-F 2020

Total revenues and other income amounted to USD 45,818 million in 2020 compared to USD 64,357 million in 2019.

Revenues are generated from both the sale of lifted crude oil, natural gas and refined products produced and marketed by Equinor, and from the sale of liquids and gas purchased from third parties. In addition, Equinor markets and sells the Norwegian State's share of liquids from the NCS. All purchases and sales of the Norwegian State's production of liquids are recorded as purchases [net of inventory variations] and revenues, respectively, while sales of the Norwegian State's share of gas from the NCS are recorded net.

 For additional information regarding sales, see the Sales volume table in section 2.9 above in this report.

Revenues were USD 45,753 million in 2020, down 27% compared to 2019. The decrease was mainly due to lower average prices for liquids and gas, partially offset by higher liquid volumes sold and derivative gains in the MMP segment.

Net income from equity accounted investments was USD 53 million in 2020, down from USD 164 million in 2019 mainly due to expensed exploration costs in KrasGeoNaC related to Sea of Okhotsk in 2020. For further information, see note 12 Equity accounted investments to the Consolidated financial statements.

IT Analyst, Aisha Akram working with the hololens.

Other income was USD 12 million in 2020 compared to USD 1,283 million in 2019. In 2020, other income was positively impacted by gain on sale of assets mainly related to Kvitebjørn pipeline and minor joint venture assets. In 2019, other income was positively impacted by gain on sale of assets in Lundin Energy AB and Arkona in addition to a swap transaction with Faroe Petroleum.

Because of the factors explained above, total revenue and other income was down by 29% in 2020.

Purchases [net of inventory variation] include the cost of liquids purchased from the Norwegian State, which is pursuant to the Owner's instruction, and the cost of liquids and gas purchased from third parties. See SDFI oil and gas marketing and sale  in section 2.8 Corporate for more details. Purchases [net of inventory variation] amounted to USD 20,986 million in 2020 compared to USD 29,532 million in 2019. The 29% decrease in 2020 was mainly due to lower average prices for liquids and gas, partially offset by higher volumes for liquids.

Operating, selling, general and administrative expenses amounted to USD 9,537 million in 2020 compared to USD 10,469 million in 2019. The 9% decrease from 2019 to 2020 was mainly due to the NOK/USD exchange rate development and the divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019. Lower provisions in 2020 mainly due to the provisions for South Riding Point in the MMP segment in 2019, lower royalties and production fees driven by lower volumes and prices in addition to lower activity level contributed to the decrease. Higher transportation cost for liquids mainly due to higher freight rates on shipping in the MMP segment partially offset the decrease.

Depreciation, amortisation and net impairment losses  amounted to USD 15,235 million compared to USD 13,204 million in 2019. The 15% increase was mainly due to higher net impairments primarily related to reduced price assumptions in addition to negative reserve updates. Higher investments mainly in the US in addition to ramp-up of new fields especially on the NCS added to the increase, partially offset by higher proved reserves estimates for several fields, lower depreciation basis resulting from net impairments in previous periods and lower field specific production especially in the E&P International segment.

Equinor, Annual Report on Form 20-F 2020    93

Included in the total for 2020 were net impairments of USD 7,057 million, the majority of which related to decreased price assumptions in addition to negative reserve updates. Other elements were reduced refinery margin estimates, increased cost estimates in addition to reduced volume-estimates from processing and change to fair value less cost of disposal valuation in relation to a sales transaction.

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

94   Equinor, Annual Report on Form 20-F 2020

Exploration expenses

	For the year ended 31 December
(in USD million)	2020	2019	Change

Exploration expenditures	1,371	1,584	(13%)
Expensed, previously capitalised exploration expenditures	1,169	120	>100%
Capitalised share of current period's exploration activity	(394)	(507)	(22%)
Net impairments / (reversals)	1,337	657	>100%

Total exploration expenses	3,483	1,854	88%

In 2020, exploration expenses  were USD 3,483 million, an 88% increase compared to 2019 when exploration expenses were USD 1,854 million.

The 88% increase in exploration expenses in 2020 is primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, higher net impairments and a lower portion of exploration expenses being capitalised compared to 2019. The increase was partially offset by lower seismic, drilling, field development and other costs due to lower activity compared to 2019.

In 2020, there was exploration activity in 46 wells compared with 58 wells in 2019. 34 wells were completed with 16 commercial discoveries in 2020 compared with 42 wells completed with 16 commercial discoveries in 2019.

Net operating income was negative USD 3,423 million in 2020 compared to positive USD 9,299 million in 2019. As with the development in revenues and costs as discussed above, the decrease in 2020 was primarily driven by lower liquids and gas prices as well as net impairments primarily related to reduced price assumptions in addition to negative reserve updates, and write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project.

Net financial items amounted to a loss of USD 836 million in 2020. In 2019, net financial items were a loss of USD 7 million. The negative development of USD 829 million was mainly due to net currency losses of USD 646 million in 2020, compared to a gain of USD 224 million in 2019, mainly due to weakening of the USD exchange rates,  particularly in the last three quarters of 2020, in addition to a net negative NOK exposure on monetary items.

Income taxes were USD 1,237  million in 2020, equivalent to an effective negative tax rate of 29.0%, compared to USD 7,441  million in 2019, equivalent to an effective positive tax rate of 80.1%. The effective tax rate in 2020 was primarily influenced by losses recognised in countries without recognised taxes or in countries with lower than average tax rates. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system and changes in estimates for uncertain tax positions. For further information, see note 9 Income taxes to the Consolidated financial statements.

The effective tax rate in 2019 was primarily influenced by losses recognised in countries without recognised taxes or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments.

The effective tax rate is calculated as income taxes divided by income before taxes. Fluctuations in the effective tax rates from year to year are principally the result of non-taxable items (permanent differences) and changes in the relative composition of income between Norwegian oil and gas production, taxed at a marginal rate of 78%, and income from other tax jurisdictions. Other Norwegian income, including the onshore portion of net financial items, is taxed at 22%, and income in other countries is taxed at the applicable income tax rates in the various countries.

In 2020, net income  was negative USD 5,496 million compared to positive USD 1,851 million in 2019.

The significant decrease in 2020 was mainly a result of the decrease in net operating income and the negative change in the net financial items, partially offset by lower income taxes, as explained above.

The board of directors proposes to the AGM a cash dividend of USD 0.12 per share for the fourth quarter of 2020.

The annual ordinary dividends for 2020 amounted to an aggregate total of USD 1,331 million. Considering the proposed dividend, USD 6,453 million will be allocated from retained earnings in the parent company.

For 2019, annual ordinary dividends amounted to an aggregate total of USD 3,479 million.

For further information, see note 17 Shareholders’ equity and dividends to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2020    95

In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on which the financial statements have been prepared, is appropriate.

Balance sheet information: The sum of non-current assets was USD 89,786 million for the year ending 31 December 2020, compared to USD 93,285 million for the year ending 31 December 2019.

96   Equinor, Annual Report on Form 20-F 2020

Segments financial performance

E&P Norway profit and loss analysis

Net operating income in 2020 was USD 3,097 million, compared to USD 9,631 million in 2019. The USD 6,534 million decrease from 2019 to 2020 was primarily driven by lower liquids and gas transfer prices in the full year of 2020 in addition to gain on sale of USD 977 million in 2019. Higher liquids volumes partially offset the decrease.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,836 million for the year ending 31 December 2020, compared to USD 33,798 million for the year ending 31 December 2019.

The average daily production of liquids and gas  was 1,315 mboe per day in 2020 and 1,235 mboe per day in 2019.

The average daily total production level increased in 2020 mainly due to positive contribution from the ramp-up of Johan Sverdrup, and higher flex gas off-take from Troll and Oseberg, partially offset by lower production efficiency and expected natural decline.

Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

E&P Norway - condensed income statement under IFRS

	For the year ended 31 December
(in USD million)	2020	2019	Change

Revenues	11,890	17,789	(33%)
Net income/(loss) from equity accounted investments	0	15	(99%)
Other income	5	1,028	(100%)

Total revenues and other income	11,895	18,832	(37%)

Operating, selling, general and administrative expenses	(2,829)	(3,284)	(14%)
Depreciation, amortisation and net impairment losses	(5,546)	(5,439)	2%
Exploration expenses	(423)	(478)	(11%)

Net operating income/(loss)	3,097	9,631	(68%)

Total revenues and other income were USD 11,895 million in 2020 and USD 18,832 million in 2019.

The 37% decrease in revenue in 2020 was mainly due to lower liquids and gas transfer prices during the year. Higher liquids volumes partially offset the decrease.

Other income was impacted by gain from the sale of an exploration asset of USD 3 million in 2020. In 2019 other income was impacted by gain from sale of assets of USD 977 million.

Operating expenses and selling, general and administrative expenses were USD 2,829 million in 2020, compared to USD 3,284 million in 2019. The decrease was mainly due to the NOK/USD exchange rate development, a settlement with COSL in the fourth quarter of 2019 in addition to reduced transportation cost including the reduction in Gassled removal costs.

Depreciation, amortisation and net impairment losses were USD 5,546 million in 2020, compared to USD 5,439 million in 2019. The increase was mainly due to ramp-up of new fields and higher investments. The NOK/USD exchange rate development, lower field specific production and lower depreciation basis resulting from net impairments in previous periods partially offset the increase.

Exploration expenses  were USD 423 million in 2020, compared to USD 478 million in 2019. The reduction from 2019 to 2020 was primarily due to lower drilling, seismic and other costs mainly due to lower activity. This was partially offset by a lower portion of exploration expenditure being capitalised, a higher portion of exploration expenditure capitalised in earlier years being expensed and higher field development cost mainly due to higher activity. In 2020 there was exploration activity in 23 wells with 20 wells completed, compared to activity in 28 wells with 26 wells completed in 2019.

Equinor, Annual Report on Form 20-F 2020    97

E&P International profit and loss analysis

Net operating income  in 2020 was negative USD 3,565 million, compared to positive USD 1,471 million in 2019 and positive USD 3,402 million in 2018. The negative development from 2019 to 2020 was primarily due to lower liquids and gas prices, higher impairment losses in 2020, write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, and lower entitlement production in 2020. The negative development from 2018 to 2019 was primarily due to lower liquids and gas prices combined with lower production, and a positive impact in 2018 from a reduction in provisions related to a redetermination process in Nigeria.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 18,454 million for the year ending 31 December 2020, compared to USD 21,105 million for the year ending 31 December 2019.

The average daily equity liquids and gas production was 352 mboe per day in 2020, compared to 416 mboe per day in 2019 and 444 mboe per day in 2018. The decrease of 15% from 2019 to 2020 was driven by natural decline, primarily at mature fields in Angola, production halt on Peregrino in Brazil due to repairs, in addition to lower gas nominations partially offset by ramp-up of new fields in the UK. The decrease of 6% from 2018 to 2019 was driven by natural decline, primarily at mature fields in Angola partially offset by new fields in production in Brazil and UK.

The average daily entitlement liquids and gas production  was 278 mboe per day in 2020, compared to 317 mboe per day in 2019 and 333 mboe per day in 2018. Entitlement production decreased by 13% from 2019 to 2020 and 5% from 2018 to 2019 due to lower equity production as described above partially compensated by lower effect from production sharing agreements. The net effect of PSAs was 74 mboe per day in 2020, 98 mboe per day in 2019 and 111 mboe per day in 2018.

Over time, the volumes lifted and sold will equal our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period. For more information about equity and entitlement production see section 5.6 Terms and abbreviations.

E&P International - condensed income statement under IFRS

	For the year ended 31 December
(in USD million)	2020	2019*	2018*	20-19 change	19-18 change

Revenues	3,637	6,043	7,911	(40%)	(24%)
Net income/(loss) from equity accounted investments	(146)	24	23	N/A	3%
Other income	(2)	19	43	N/A	(56%)

Total revenues and other income	3,489	6,085	7,977	(43%)	(24%)

Purchases [net of inventory]	(72)	(34)	(23)	>100%	49%
Operating, selling, general and administrative expenses	(1,440)	(1,684)	(1,570)	(15%)	7%
Depreciation, amortisation and net impairment losses	(3,471)	(2,228)	(2,396)	56%	(7%)
Exploration expenses	(2,071)	(668)	(587)	>100%	14%

Net operating income/(loss)	(3,565)	1,471	3,402	N/A	(57%)

* Restated to reflect change to segment

E&P International generated total revenues and other income of USD 3,489 million in 2020, compared to USD 6,085 million in 2019 and USD 7,977 million in 2018.

Revenues in 2020 decreased primarily due to lower realised liquids and gas prices, and lower entitlement production. The decrease from 2018 to 2019 was mainly due to lower realised liquids and gas prices combined with lower entitlement production, in addition to the effect of a reduction in provision related a redetermination process in Nigeria of USD 774 million in 2018.

Net income/(loss) from equity accounted investments was negative USD 146 million in 2020, compared to positive USD 24 million in 2019 and positive USD 23 million in 2018. The decrease from 2019 to 2020 was primarily due to expensing of well commitments in offshore Russia in connection with the purchase of shares in the KrasGeoNac limited liability company in 2020.

98   Equinor, Annual Report on Form 20-F 2020

Other income was negative USD 2 million in 2020, compared to positive USD 19 million in 2019 and positive USD 43 million in 2018. In 2020, other income was mainly related to a settlement connected to the sale of an asset in UK. In 2019, other income was mainly related to a gain from divestment of license interests in Nicaragua. In 2018, other income was mainly related to a gain from divestment of the Alba field.

As a result of the factors explained above, total revenues and other income decreased by 43% in 2020. In 2019, total revenues and other income decreased by 24%.

Operating, selling, general and administrative expenses  were USD 1,440 million in 2020, compared to USD 1,684 million in 2019 and USD 1,570 million in 2018. The 15% decrease from 2019 to 2020 was mainly due to lower royalties and production fees driven by lower prices and volumes, and reduced operation and maintenance activities. The 7% increase from 2018 to 2019 was mainly due to acquired fields and new fields on stream, partially offset by lower royalties and production fees driven by lower prices.

Depreciation, amortisation and net impairment losses  were USD 3,471 million in 2020, compared to USD 2,228 million in 2019 and USD 2,396 million in 2018. The 56% increase in 2020 compared to 2019 was primarily caused by higher net impairments in 2020, amounting to USD 1,426 million, with impairments of conventional assets in the Europe and Asia area as the largest contributors, mainly caused by decreased short-term price assumptions and reduced reserve estimates. Net reversal of impairments in 2019 amounted to USD 5 million. In addition, depreciation expenses increased mainly due to ramp-up of new fields and higher investments, offset by higher reserve estimates and lower production from several mature fields.

The 7% decrease in 2019 compared to 2018 was primarily caused by higher reserve estimates and lower production from several mature fields, partially offset by new fields on stream and portfolio changes. Change in provisions related to a redetermination process in Nigeria of USD 143 million in 2018 added to the decrease. In 2018, there was a positive effect from net reversal of impairments of USD 126 million.

Exploration expenses were USD 2,071 million in 2020, compared to USD 668 million in 2019 and USD 587 million in 2018. The increase from 2019 to 2020 was primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project, higher impairments  of exploration prospects and signature bonuses in 2020 of USD 508 million compared with USD 46 million in 2019, in addition to a lower portion of exploration expenses being capitalised. The increase was partially offset by lower seismic, drilling, field development and other costs due to lower activity compared to 2019.

The increase from 2018 to 2019 was mainly due to higher drilling and field development costs due to higher activity, a higher portion of exploration expenditure capitalised in earlier years being expensed and higher impairments of exploration prospects and signature bonuses in 2019 of USD 46 million compared with USD 33 million in 2018. The increase was partially offset by a higher portion of exploration expenses being capitalised and lower seismic costs due to lower activity compared to 2018.

In 2020 there was exploration activity in 18 wells with 11 wells completed, compared to 26 wells with 14 wells completed in 2019 and 10 wells with 3 completed in 2018.

E&P USA profit and loss analysis

Net operating income  in 2020 was negative USD 3,512 million, compared to negative USD 2,271 million in 2019 and positive USD 400 million in 2018. The decrease from 2019 to 2020 and from 2018 to 2019 was mainly due to lower liquids and gas prices in addition to higher net impairments in 2020. This was partially offset by lower operating expenses in addition to lower depreciation expenses.

Net impairment losses in 2020 amounted to USD 2,758 million, with impairments of unconventional onshore assets in North America as the largest contributors caused by decreased long-term price assumptions, changed operational plans for certain assets and a reduced fair value for one asset. Net impairment losses in 2019 amounted to USD 2,534 million, with impairments of unconventional assets in North America as the largest contributors, caused by reduced long-term price assumptions. Net impairment losses in 2018 amounted to USD 527 million, with impairment of unconventional assets in North America as the largest contributors, partly offset by impairment reversals on conventional offshore assets in the Gulf of Mexico due to improved performance. The net impairment losses are presented under Depreciation, amortization and net impairment losses and Exploration expenses, based on the nature of the assets impaired.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 12,376 million for the year ending 31 December 2020, compared to USD 16,774 million for the year ending 31 December 2019.

The average daily equity liquids and gas production was 403 mboe per day in 2020, compared to 423 mboe per day in 2019 and 380 mboe per day in 2018. The decrease from 2019 to 2020 of 5% was mainly driven by the divestment of Eagle Ford in fourth quarter 2019 and effects from hurricanes and turnarounds impacting Gulf of Mexico production. The increase of 11% from 2018 to 2019 was mainly driven by ramp-up from assets in the Gulf of Mexico and additional wells from US onshore assets.

Equinor, Annual Report on Form 20-F 2020    99

The average daily entitlement liquids and gas production was 345 mboe per day in 2020, compared to 359 mboe per day in 2019 and 320 mboe per day in 2018. Entitlement production decreased by 4% from 2019 to 2020 due to higher equity production as described above and lower US royalties driven by the Eagle Ford divestment. The increase of 12% from 2018 to 2019 was due to higher equity production as described above. The effect of US royalties was 58 mboe per day in 2020, 64 mboe per day in 2019 and 60 mboe per day in 2018.

For more information about equity and entitlement production see section 5.6 Terms and abbreviations.

100   Equinor, Annual Report on Form 20-F 2020

E&P USA - condensed income statement under IFRS

	For the year ended 31 December
(in USD million)	2020	2019*	2018*	20-19 change	19-18 change

Revenues	2,615	4,233	4,411	(38%)	(4%)
Net income/(loss) from equity accounted investments	0	6	8	(100%)	(24%)

Total revenues and other income	2,615	4,239	4,421	(38%)	(4%)

Operating, selling, general and administrative expenses	(1,313)	(1,668)	(1,436)	(21%)	16%
Depreciation, amortisation and net impairment losses	(3,824)	(4,133)	(2,197)	(7%)	88%
Exploration expenses	(990)	(709)	(387)	40%	83%

Net operating income/(loss)	(3,512)	(2,271)	400	(55%)	N/A

* Restated to reflect this segment

E&P USA generated total revenues and other income of USD 2,615 million in 2020, compared to USD 4,239 million in 2019 and USD 4,421 million in 2018.

Revenues were USD 2,615 million in 2020, compared to USD 4,233 million  in 2019 and USD 4,411 million in 2018.  The 38% decrease from 2019 to 2020 was mainly due to lower realised liquids and gas prices, the effects of the Eagle Ford divestment in fourth quarter 2019 and slightly lower production from the Gulf of Mexico assets. In 2019, Equinor closed the Eagle Ford transaction on December 5. The decrease of 4% from 2018 to 2019 was due to lower realized prices partly offset by increased entitlement production.

Other income was USD 0 million in 2020, compared to USD 6 million in 2019 and USD 8 million in 2018. The income in 2018 and 2019 was related to Equinor equity accounted ownership interest in Eagle Ford related midstream assets which were divested as part of the Eagle Ford transaction.

Operating, selling, general and administrative expenses  were USD 1,313 million in 2020, compared to USD 1,668 million in 2019 and USD 1,436 million in 2018. The 21% decrease from 2019 to 2020 was mainly due to the Eagle Ford divestment in fourth quarter 2019, reduced severance taxes due to lower commodity prices and reduced maintenance expenditures. The increase of 16% from 2018 to 2019 was mainly due to higher production and transportation cost due to ramp-up of fields and the loss on divestment of the Eagle Ford asset.

Depreciation, amortisation and net impairment losses  were USD 3,824 million in 2020, compared to USD 4,133 million in 2019 and USD 2,197 million in 2018. The 7% decrease from 2019 to 2020 was primarily due to  lower ordinary depreciation cost due to lower depreciation basis resulting from net impairments in previous periods and higher proved reserves estimates in US offshore. The increase of 88% from 2018 to 2019 was primarily due to higher net impairment of USD 1,924 million in 2019 compared with USD 280 million in 2018 and higher ordinary depreciation costs due to increased production from fields in the Gulf of Mexico and US onshore.

Exploration expenses were USD 990 million in 2020, compared to USD 709 million in 2019 and USD 387 million in 2018. The increase from 2019 to 2020 was primarily due to higher net impairment  of exploration prospects and signature bonuses in 2020 of USD 822 million compared with USD 610 million in 2019, in addition to higher drilling cost due to higher activity compared to 2019. The increase was partially offset by lower seismic, field development and other costs due to lower activity compared to 2019.

The increase from 2018 to 2019 was mainly due to higher net impairment of exploration prospects and signature bonuses in 2019 of USD 610 million compared with USD 247 million in 2018, in addition to higher drilling and field development cost due to higher activity. The increase was partially offset by a higher portion of exploration expenses being capitalised compared to 2018.

In 2020, there was exploration activity in 5 wells with 3 wells completed, compared to 4 wells with 2 wells completed in 2019 and 3 wells with 3 wells completed in 2018.

MMP profit and loss analysis

Net operating income was USD 359 million compared to USD 1,004 million in 2019, a decrease of 64%. The decrease was mainly due to impairments of USD 1,060 million mostly related to refinery assets in 2020, compared to impairments of USD 206 million related to damage to the South Riding Point oil terminal in the Bahamas in 2019. Negative results from weak refinery margin and the

Equinor, Annual Report on Form 20-F 2020    101

absence of LNG sales due to the outage at the Hammerfest LNG plant contributed to the decrease of net operating income in 2020. Lower provisions of USD 245 million in 2020 compared to USD 418 million in 2019 partially offset the decrease.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 4,239 million for the year ending 31 December 2020, compared to USD 5,214 million for the year ending 31 December 2019.

The total natural gas sales volumes were 59.2 bcm in 2020, at the same level as total volumes for 2019. The decrease in the NCS equity gas volumes was offset by an increase in third-party gas. The chart does not include any volumes sold on behalf of the Norwegian State's direct financial interest (SDFI).

In 2020, the average invoiced natural gas sales price in Europe was USD 3.58 per mmBtu, down 38% from USD 5.79 per mmBtu in 2019. The 2019 average invoiced natural gas price in Europe was down 18% from 2018 (USD 7.04 per mmBtu).

In 2020, the average invoiced natural gas sales price in North America was USD 1.72 per mmBtu, down 29% from USD 2.43 per mmBtu in 2019. The 2019 average invoiced natural gas sales price in North Americas was down 20% from 2018 (USD 3.04per mmBtu).

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields’ lifting point at a market-based internal price with deduction for the cost of bringing the gas from the field to the market and a marketing fee element. Our NCS transfer price for gas was USD 2.26 per mmBtu in 2020, a decrease of 49% compared to USD 4.46 per mmBtu in 2019. The 2019 NCS transfer price was down 21% from 2018 (USD 5.65 per mmBtu).

The average crude, condensate and NGL sales were 2.2 mmbbl per day in 2020 of which approximately 0.94 mmbbl were sales of our equity volumes, 0.87 mmbbl were sales of third-party volumes and 0.36 mmbbl were sales of volumes purchased from SDFI. Our average sales volumes were 2.1 mmbbl per day in 2019 and 2.3 mmbbl per day and 2018. The average daily third-party sales volumes were 0.89 and 0.98 mmbbl in 2019 and 2018.

102   Equinor, Annual Report on Form 20-F 2020

MMP’s refining margins were lower for Mongstad and Kalundborg in 2020 compared to 2019. Equinor's refining reference margin was 1.5 USD/bbl in 2020, compared to 4.1 USD/bbl in 2019, a decrease of 63%  due to Covid-19 led to lower product demand.

.

Equinor, Annual Report on Form 20-F 2020    103

MMP - condensed income statement under IFRS

	For the year ended 31 December
(in USD million)	2020	2019	Change

Revenues	44,906	60,928	(26%)
Net income/(loss) from equity accounted investments	31	25	23%
Other income	9	2	>100%

Total revenues and other income	44,945	60,955	(26%)

Purchases [net of inventory]	(38,072)	(54,454)	(30%)
Operating, selling, general and administrative expenses	(5,060)	(4,897)	3%
Depreciation, amortisation and net impairment losses	(1,453)	(600)	>100%

Net operating income/(loss)	359	1,004	(64%)

Total revenues and other income were USD 44,945 million in 2020, compared to USD 60,955 million in 2019.

The decrease in revenues  from 2019 to 2020 was mainly due to a decrease in the prices for all products, partly offset by higher liquid volumes and derivative gains. The average crude price in USD decreased by approximately 31% in 2020 compared to 2019.

Other income increased somewhat in 2020 due to sale of an asset.

Because of the factors explained above, total revenues and other income decreased by 26% from 2019 to 2020.

Purchases [net of inventory] were USD 38,072 million in 2020, compared to USD 54,454 million in 2019. The decrease from 2019 to 2020 was mainly due to a decrease in the price for all products, partly offset by higher volumes for liquids.

Operating expenses and selling, general and administrative expenses were USD 5,060 million in 2020, compared to USD  4,897 million in 2019. The increase from 2019 to 2020 was mainly due to higher transportation cost for liquids, partly offset by lower gas transportation cost and lower cost for operating plants, mainly due to provision booked in 2019 related to the South Riding Point Terminal.

Depreciation, amortisation and net impairment losses were USD 1,453 million in 2020, compared to USD 600 million in 2019. The increase in depreciation, amortisation and net impairment losses from 2019 to 2020 was mainly caused by impairment booked in 2020 related to refineries and infrastructure assets.

Kalundborg, Denmark.

104   Equinor, Annual Report on Form 20-F 2020

Other

The Other reporting segment includes activities within New Energy Solutions; Global Strategy & Business Development; Technology, Projects & Drilling; and Corporate staffs and support functions, and IFRS 16 leases. All lease contracts are presented within the Other segment.

In 2020, the Other reporting segment recorded a net operating loss of USD 98 million compared to a net operating income of USD 92 million in 2019. Gain on divestment of interest in Arkona offshore windfarm in 2019 was an item with single biggest impact on the result, see note 4 Acquisitions and divestments to the Consolidated financial statement and notes.

Equinor, Annual Report on Form 20-F 2020    105

2.11 Liquidity and capital resources

The following discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2020. A discussion of such items in respect of 2018 may be found in our Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 20 March 2020.

Review of cash flows

Equinor’s cash flow generation in 2020  increased by USD 3,627 million compared to 2019.

Consolidated statement of cash flows
	Full year
(in USD million)	2020	2019

Cash flows provided by operating activities	10,386	13,749

Cash flows used in investing activities	(12,092)	(10,594)

Cash flows provided by/(used in) financing activities	2,991	(5,496)

Net increase/(decrease) in cash and cash equivalents	1,285	(2,341)

Cash flows provided by operating activities

The most significant drivers of cash flows provided by operations were the level of production and prices for liquids and natural gas that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.

In 2020, cash flows provided by operating activities decreased by USD 3,362 million compared to 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments and increased cash flow from derivatives.

Cash flows used in investing activities

In 2020, cash flows used in investing activities increased by USD 1,498 million compared to 2019. The increase was mainly due to increased financial investments, reduced proceeds from sale of assets and increased derivative payments, partially offset by lower cash flow used for business combinations and capital expenditures.

Cash flows provided by (used in) financing activities

In 2020, cash flows provided by financing activities increased by USD 8,487 million compared to 2019. The increase was mainly due to bond issues, increased short-term debt, decreased dividend paid and increased collateral payments related to derivatives, partially offset by increased repayment of finance debt and increased payments related to the share buy-back programme.

Financial assets and debt

The net debt to capital employed ratio before adjustments at year end increased from 28.5% in 2019 to 36.5% in 2020. See section 5.2 for non-GAAP measures for net debt ratio. Net interest-bearing debt increased from USD 16.4 billion to USD 19.5 billion. During 2020 Equinor's total equity decreased from USD 41.2 billion to USD 33.9 billion, mainly driven by lower liquids and gas prices in 2020 and higher net impairments. Equinor has paid out four quarterly dividends in 2020. For the fourth quarter of 2020 the board of directors will propose to the AGM to declare a dividend of USD 0.12 per share.  For further information, see note 17  Shareholders equity and dividends to the Consolidated financial statements.

Equinor believes that, given its current liquidity reserves, including a committed revolving credit of USD 5.0 billion and its access to various capital markets, Equinor has sufficient funds available to meet its liquidity needs, including working capital.

106   Equinor, Annual Report on Form 20-F 2020

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

Equinor, Annual Report on Form 20-F 2020    107

Moody's and Standard & Poor's (S&P) provide credit ratings on Equinor. Equinor’s current long-term ratings are AA- with a negative outlook and Aa2 with a negative outlook from S&P and Moody’s, respectively. The short-term ratings are P-1 from Moody's and A-1+ from S&P. In order to maintain financial flexibility going forward, Equinor intends to keep key financial ratios at levels consistent with the objective of maintaining a long-term credit rating at least within the single A category on a stand-alone basis (Current corporate rating includes one notch uplift from Standard & Poor’s and two notch uplift from Moody’s).

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

Equinor has diversified its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of
31 December 2020, approximately 19% of Equinor’s liquid assets were held in USD-denominated assets, 30% in NOK, 18% in EUR, 6% in DKK and 28% in SEK, before the effect of currency swaps and forward contracts. Approximately 35% of Equinor’s liquid assets were held in time deposits, 54% in treasury bills and commercial paper, 3 % in money market funds and 2% in bank deposits. As of 31 December 2020, approximately 6% of Equinor’s liquid assets were classified as restricted cash (including collateral deposits).

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

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and issuances under a Shelf Registration Statement filed with the SEC in the US and a Euro Medium-Term Note (EMTN) Programme (programme limit EUR 20 billion) listed on the London Stock Exchange. Committed credit facilities and credit lines may also be utilised. After the effect of currency swaps, the major part of Equinor’s borrowings is in USD.

In May 2020, Equinor issued USD 1.5 billion in new bonds, amount equally split between 5 and 10 years to maturity. In April Equinor issued EUR 1.25 billion new bonds with 5 years to maturity, EUR 500 million with 7 years to maturity, EUR 1.5 billion with 10 years to maturity, EUR 500 million with 20 years to maturity and EUR 1.25 billion with 30 years to maturity. In November 2019, Equinor issued USD 1 billion in new bonds with 30 years maturity. All the bonds are unconditionally guaranteed by Equinor Energy AS. For more information, see note 18 Finance debt to the Consolidated financial statements.

Financial indicators

	For the year ended 31 December
(in USD million)	2020	2019

Gross interest-bearing debt 1)	38,115	29,032
Net interest-bearing debt before adjustments	19,493	16,429
Net debt to capital employed ratio 2)	36.5%	28.5%
Net debt to capital employed ratio adjusted, including lease liabilities 3)	37.3%	29.5%
Net debt to capital employed ratio adjusted 3)	31.7%	23.8%
Cash and cash equivalents	6,757	5,177
Current financial investments	11,865	7,426

1)	Defined as non-current and current finance debt.
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

108   Equinor, Annual Report on Form 20-F 2020

Gross interest-bearing debt

Gross interest-bearing debt was USD 38.1 billion and USD 29.0 billion at 31 December 2020 and 2019, respectively. The USD 9.1 billion net increase from 2019 to 2020 was due to an increase in current finance debt of USD 1.7 billion, an increase in current lease liabilities of USD 0.1 billion and an increase in non-current finance debt of USD 7.4 billion. The weighted average annual interest rate on finance debt was 3.28% and 3.77% at
31 December 2020 and 2019, respectively. Equinor’s weighted average maturity on finance debt was ten years at
31 December 2020 and nine years at 31 December 2019.

Net interest-bearing debt

Net interest-bearing debt before adjustments were USD 19.5 billion and USD 16.4 billion at 31 December 2020 and 2019, respectively. The increase of USD 3.1 billion from 2019 to 2020 was mainly related to an increase in gross interest-bearing debt of USD 9.1 billion, which includes bond issuances of USD 8.3 billion in 2020, offset by an increase in cash and cash equivalents of USD 1.6 billion and a USD 4.4 billion increase in current financial investments.

The net debt to capital employed ratio

The net debt to capital employed ratio before adjustments was 36.5% and 28.5% in 2020 and 2019, respectively.

The net debt to capital employed ratio adjusted (non-GAAP financial measure, see footnote three above) was 31.7% and 23.8% in 2020, and 2019, respectively.

The 8.0 percentage points increase in net debt to capital employed ratio before adjustments from 2019 to 2020 was related to the increase in net interest-bearing debt of USD 3.1 billion in combination with a decrease in capital employed of USD 4.2 billion.

The 7.9 percentage points increase in net debt to capital employed ratio adjusted from 2019 to 2020 was related to the increase in net interest-bearing debt adjusted of USD 2.8 billion in combination with a decrease in capital employed adjusted of USD 4.4 billion.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were USD 6.8 billion and USD 5.2 billion at 31 December 2020 and 2019, respectively. See note 16 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial investments, which are part of Equinor’s liquidity management, amounted to USD 11.9 billion and USD 7.4 billion at 31 December 2020 and 2019, respectively.

Investments

In 2020, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 3 Segments to the Consolidated financial statements, amounted to USD 9.8 billion of which USD 7.8 billion were organic capital expenditures[7] .

In 2019, capital expenditures were USD 14.8 billion, as per note 3 Segments to the Consolidated financial statements, of which organic capital expenditures6 amounted to USD 10.0 billion.

In 2018, capital expenditures were USD 15.2 billion, as per note 3 Segments to the Consolidated financial statements, of which organic capital expenditures6 amounted to USD 9.9 billion.

In Norway, a substantial proportion of 2021 capital expenditures will be spent on ongoing development projects such as Johan Castberg, Johan Sverdrup phase 2 and Martin Linge, in addition to various extensions, modifications and improvements on currently producing fields.

Internationally, we currently estimate that a substantial proportion of 2021 capital expenditure will be spent on the following ongoing and planned development projects: Bacalhau phase 1, which is maturing towards an investment decision in 2021, in Brazil, Peregrino in Brazil, and offshore and non-operated onshore activity in the US.

Within renewable energy, capital expenditure in 2021 is expected to be spent mainly on offshore wind projects.

[7] See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2020    109

Equinor finances its capital expenditures both internally and externally. For more information, see Financial assets and debt earlier in this section.

As illustrated in section Principal contractual obligations later in this report, Equinor has committed to certain investments in the future. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partly dependent on the expenditure joint venture partners agree to commit to. A large part of the capital expenditure for 2021 is committed.

Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of a number of factors outside our control.

110   Equinor, Annual Report on Form 20-F 2020

Principal contractual obligations

The following table summarises principal contractual obligations, excluding derivatives and other hedging instruments, as well as asset retirement obligations which for the most part are expected to lead to cash disbursements more than five years into the future.

Non-current finance debt in the table represents principal payment obligations, including interest obligation. Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor’s full proportionate share. For assets that are included in the Equinor accounts through joint operations or similar arrangements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor’s proportionate share of the commitment less Equinor's ownership share in the applicable entity).

Principal contractual obligations

	As at 31 December 2020
	Payment due by period 1)
(in USD million)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Undiscounted non-current finance debt- principal and interest2)	2,679	5,528	6,489	27,015	41,711
Undiscounted leases3)	1,220	1,598	772	914	4,504
Nominal minimum other long-term commitments4)	2,144	3,688	2,529	3,364	11,725

Total contractual obligations	6,043	10,814	9,790	31,294	57,940

1)	''Less than 1 year'' represents 2021; ''1-3 years'' represents 2022 and 2023, ''3-5 years'' represents 2024 and 2025, while ''More than 5 years'' includes amounts for later periods.
2)	See note 18 Finance debt to the Consolidated financial statements. The main differences between the table and the note relate to interest.
3)	See note 5 Financial risk management to the Consolidated financial statements.
4)	See note 23 Other commitments and contingencies to the Consolidated financial statements.

Equinor had contractual commitments of USD 5,849 million at
31 December 2020. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipment.

Equinor’s projected pension benefit obligation was USD 9,216 million, and the fair value of plan assets amounted to USD 6,234 million as of 31 December 2020. The company’s payments regarding these benefit plans are mainly related to employees in Norway. See note 19 Pensions to the Consolidated financial statements for more information.

Off balance sheet arrangements

Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the balance sheet. For more information, see Principal  contractual  obligations in section 2.11 Liquidity and capital resources. Furthermore,

Equinor, Annual Report on Form 20-F 2020    111

Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 23 Other commitments and contingencies to the Consolidated financial statements for more information.

112   Equinor, Annual Report on Form 20-F 2020

Summarized financial information related to guaranteed debt securities

In March 2020, the SEC amended Rule 3-10 of Regulation S-X regarding the financial disclosure requirements for guarantors and issuers of guaranteed securities registered or being registered. The effective date of the amendment is 4 January 2021. Equinor voluntarily adopted the amended rules early starting with its interim report for the six months ended 30 June 2020.

Equinor Energy AS is a 100% owned subsidiary of Equinor ASA. Equinor Energy AS is the co-obligor of certain existing debt securities of Equinor ASA and has guaranteed certain existing debt securities of Equinor ASA, including in each case debt securities that are registered under the US Securities Act of 1933 ("US registered debt securities").

As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2020 is USD 31,091 million, all of which is either guaranteed by Equinor Energy AS (USD 28,913 million), or for which Equinor Energy AS is co-obligor (USD 2,178 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-obligor or guarantor.

The applicable US registered debt securities and related guarantees of Equinor Energy AS are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of Equinor ASA and Equinor Energy AS. The guarantees of Equinor Energy AS are subject to release in limited circumstances upon the occurrence of certain customary conditions. With respect to US registered debt securities (and certain other debt securities) issued on or after 18 November 2019, Equinor Energy AS will automatically and unconditionally be released from all obligations under its guarantee and the guarantee shall thereupon terminate and be discharged of no further force or effect, in the event that at substantially the same time as its guarantee of such debt securities is terminated, the aggregate amount of indebtedness for borrowed money for which Equinor Energy AS is an obligor (as a guarantor, co-issuer or borrower) does not exceed 10% of the aggregate principal amount of indebtedness for borrowed money of Equinor ASA and its subsidiaries, on a consolidated basis, as of such time.

Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarized financial information for the year ended 31 December 2020 provides financial information about Equinor ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and includes transactions with the Norwegian State's and the Norwegian State’s share of dividend declared but not paid.

The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in note 2 Significant accounting policies.

Equinor, Annual Report on Form 20-F 2020    113

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
Full year 2020
(unaudited, in USD million)

Revenues and other income	31,560
External	36,468
Non-guarantor subsidiaries	(4,940)
Related parties	33

Operating expenses	(34,762)
External (incl depreciation)	(20,707)
Non-guarantor subsidiaries	(8,028)
Related parties	(6,027)

Net operating income	(3,203)

Net financial items	(478)
External	(545)
Non-guarantor subsidiaries	190
Related parties	(122)

Income before tax	(3,680)

Income tax	(1,830)

Net income	(5,510)

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY AS
At 31 December
(unaudited, in USD million)	2020

Non-current assets	59,794
External	47,224
Non-guarantor subsidiaries	12,344
Related parties	226

Current assets	25,430
External	23,620
Non-guarantor subsidiaries	1,758
Related parties	52

Non-current liabilities	60,628
External	60,025
Non-guarantor subsidiaries	141
Related parties	463

Current liabilities	24,619
External	12,307
Non-guarantor subsidiaries	11,787
Related parties	525

114   Equinor, Annual Report on Form 20-F 2020

2.12 Risk review

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

Factors that affect the prices of oil and natural gas include:

•           economic and political developments in resource-producing regions and key demand regions

•           regulations and actions of governments and international organizations, including changes in energy and climate policies;

•           global economic conditions;

•           global and regional supply and demand;

•           the ability of the Organization of the Petroleum Exporting Countries (OPEC) and/or other producing nations to influence global production levels and prices;

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

•           increased supply from new oil and gas sources; and

•           weather conditions and climate change.

In 2020, there has been significant price volatility, triggered, among other things by the changing dynamic among Opec+ members and the impact on demand created by the Covid-19 pandemic and the measures to contain it. See also Covid-19 pandemic below.

Climate change in general, the energy transition, governmental regulations and policies, and the world`s reach of the climate targets set out in the Paris Agreement, could either together or independently influence the oil and natural gas prices. Estimating global energy demand towards 2050 is an extremely difficult task, assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors, and Equinor’s long-term perspectives must be based on scenarios that span these outcomes, building on different plausible combinations of assumptions for where global energy markets may develop.

Decreases in oil and/or natural gas prices could have an adverse effect on Equinor's business, the results of operations, financial condition and liquidity and Equinor's ability to finance planned capital expenditure, including possible reductions in capital expenditures, which in turn could lead to reduced reserve replacement.

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

Equinor, Annual Report on Form 20-F 2020    115

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

Risks related to changes in policies, laws and regulations: Equinor expects and is preparing for regulatory changes and policy measures targeted at reducing greenhouse gas emissions. Stricter climate regulations and policies could impact Equinor's financial outlook, including the carrying value of its assets, whether directly through changes in taxation or other costs to operations and projects, or indirectly through changes in consumer behaviour or technology developments. Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. We apply an internal carbon price of at least USD 56 per tonne of CO2 in investment analysis. In countries where the actual or predicted carbon price is higher than USD 56, we apply the actual or expected cost, such as in Norway where both a CO2 tax and the EU Emission Trading System (EU ETS) apply. The new EU Green Deal, EU Taxonomy and carbon pricing in specific countries imply more future uncertainty.

Climate-related policy changes may also reduce access to prospective geographical areas for future exploration and production. Disruptive developments may not be ruled out, possibly triggered by severe weather events affecting public perception and policy making.

Market and technology risks: A transition to a low carbon economy contributes to uncertainty over future demand and prices for oil and gas as described in the section “Oil and natural gas price”. Such price sensitivities of the project portfolio are described in section 2.13 Safety, security and sustainability. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies, represent both threats and opportunities for Equinor.

Reputational and financial impact: Increased concern over climate change could lead to increased expectations on fossil fuel producers, as well as a more negative perception of the oil and gas industry. This could lead to litigation and divestment risk and could also have an impact on talent attraction and retention and on our licenses to operate in certain jurisdictions.

All of these risks could lead to an increased cost of capital. For example, certain lenders have recently indicated that they will direct or restrict their lending activities based on environmental parameters.

Equinor’s climate roadmap, including climate ambitions, is a response to challenges related to climate change. There is no assurance that Equinor’s climate ambitions will be achieved. The achievement of any net zero ambition and net carbon intensity ambition depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor’s control.  Should society’s demands and technological innovation not shift in parallel with Equinor’s pursuit of significant greenhouse gas emission reductions, Equinor’s ability to meet its climate ambitions will be impaired.

Move to a broader energy company. For Equinor to build a material renewable business, including low carbon solutions such as hydrogen and carbon capture and storage (CCS), being competitive and getting access to attractive acreage and opportunities at the

116   Equinor, Annual Report on Form 20-F 2020

right terms are key. Future conditions along with risks and uncertainties in power markets and the renewable segment as well as internal factors will influence our ability to achieve our ambitions to move to a broader energy company.

Risks related to changes in policies, laws and regulations:  Policy makers in many modern electricity markets have provided both direct and indirect support to renewables aimed at helping the renewable industry in its infancy to grow and mature. Potential regulatory changes and new policy measures related to renewable subsidies represent both threats and opportunities for Equinor, however, regulatory stability and predictability are key concerns.

Market and technology risks: Technology development, such as the development for wind turbines, is a driving force to ensure financial viability of Equinor‘s investments. Important risk factors that will influence this are Equinor‘s understanding of the power markets and the renewable segment as such, and our ability to reduce costs and capitalize on technology improvements.

 Financial and reputational impact: Strong competition for assets may lead to diminishing returns within the renewable and low carbon industry and hamper the transition into a broader energy company. Although renewables are generally perceived to be an important means to meet climate challenges, the renewable industry may also entail impact on local communities and habitats. Accordingly, growth is also expected to be accompanied by greater scrutiny from other industries and the society at large. Increasing criticism and push-back from environmental NGOs and equivalents could lead to a negative perception of the renewable industry which in turn could lead to less access to attractive business opportunities.

 Organisational risk factors: Equinor’s ambition of growth within the renewable domain highlights the need for establishing robust processes and fit-for-purpose management systems to ensure a solid growth foundation. Providing the renewable and low carbon domain with a management system that is easy to adopt, implement, use and understand as well as ensuring sufficient capability in the organization will be crucial to the future success of a broader energy company. This implies uncertainty and risks with regards to continuously developing renewable and low carbon competence, having a disciplined capital allocation, ensuring enough capacity and management focus on delivering a sustainable and fit for purpose growth.

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

Commercial risks relate to Equinor’s ability to secure access to new business opportunities in an uncertain global, competitive environment and to recruit and maintain competent personnel and continue to ensure commercial viability of such business opportunities in this context.

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

In addition, Equinor’s operations and workforce are being impacted by the global Covid-19 pandemic, causing certain operations to be curtailed to various degrees, which may become suspended completely if adverse conditions deteriorate further. Quarantine rules, occasionally limited mobility for personnel, reduced manpower and social distancing requirements have resulted in lower activity on certain sites, causing delays, cost increases and consequences for further work. The start-up of some projects has been postponed, including the Norwegian projects Johan Castberg, Martin Linge and Njord future and the Brazilian project Peregrino 2. In March, Martin Linge had to demobilize all personnel due to the Covid-19 pandemic, and later remobilized with a limited workforce in accordance with new infection control measures. The production vessel on Johan Castberg, which is under construction at the Singapore yard, was also delayed due to reduced manning and shut-down of the yard in 2020. Reduced manning has also impacted progress on Njord. On the Peregrino 2 project, reduced manning has led to lower progress in offshore construction and commissioning work. We have implemented business continuity and emergency response plans to continue operations, and are taking health and safety measures such as implementing worker distancing measures, increased sanitation requirements and using a remote workforce where possible. In addition, certain of our suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The potential financial impact of such actions for Equinor is currently uncertain. There can be no assurance that the continued spread of Covid-19 and efforts to contain the virus will not materially impact our operations or financial condition.

Decline of reserves. Failure to acquire, discover and develop additional reserves, will result in material decline of reserves and production from current levels.

Equinor, Annual Report on Form 20-F 2020    117

Equinor's future production is dependent on its success in acquiring or finding and developing additional reserves adding value. If unsuccessful, future total proved reserves and production will decline.

If upstream resources are not progressed to proved reserves in a timely manner, Equinor’s reserve base, and thereby future production, will gradually decline and future revenue will be reduced.

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

In addition, undeveloped resources could be impacted by low oil and/or gas prices over a sustained period of time. Such low prices may result in Equinor deciding not to develop these resources or at least deferring development awaiting improved prices.

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

Risks factors that could affect health, safety and the environment include human performance, operational failures, detrimental substances, subsurface behavior, technical integrity failures, vessel collisions, natural disasters, adverse weather conditions, epidemics or pandemics and other occurrences. Furthermore, non-compliance with our management system could influence the potential for negative effects. These risk factors could result in disruptions of our operations and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. For a discussion of Equinor’s health and safety results, including certain incidents in 2020, see our sustainability report section on Safety & security – our performance.

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

Covid-19 pandemic. Impacts of the Covid-19 pandemic, geopolitical factors and other factors have resulted in a significant decrease in demand for oil and gas and caused a precipitous drop in commodity prices in parts of 2020, which has had and can continue to have an adverse, and potentially material adverse, effect on Equinor’s financial and operating results. The continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the other risk factors identified in this report.

The Covid-19 pandemic has slowed, and in many countries, contracted economic growth and has had dramatic consequences for energy demand. The mitigation effects from the Covid-19 pandemic have had a massive impact on oil demand, particularly mobility fuels. In the first half of 2020, commodity prices fell dramatically to historic lows, even briefly going negative, largely due to a combination of a severely reduced demand for oil and gas resulting from government-mandated travel restrictions and the curtailment of economic activity resulting from the Covid-19 pandemic. Extended periods of low commodity prices are expected to have a material adverse impact on the company’s results of operations, financial condition and liquidity. See “oil and natural gas price” above for further details on how lower commodity prices impact Equinor.

There continues to be significant uncertainty around the duration and extent of the impact of the Covid-19 pandemic. Global roll-out of vaccines during 2021 may allow an accelerated re-opening of the economy through the year, but outlooks on speed and extent of vaccine implementation and vaccination effects are uncertain. In addition, the scope of monetary and fiscal governmental stimuli construed to mitigate the effects of the pandemic will affect the economy. However, downside risks are inter alia virus infection flare-ups (including regional or national lockdowns), high unemployment suppressing consumption and increasing public and private debt levels. See also note 2 Significant accounting policies.

The resulting changes in market risk and economic circumstances will continue to impact Equinor’s assumptions about the future and related sources of estimation uncertainty. The unprecedented nature of such market conditions could cause current management estimates and assumptions to be challenged in hindsight.

The impact of the Covid-19 pandemic continues to evolve, and the continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the other risk factors identified in this report, which in turn could further

118   Equinor, Annual Report on Form 20-F 2020

adversely affect Equinor’s business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present significant risks.

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

Security threats such as acts of terrorism, cyber-attacks and insider threats against Equinor's assets could result in loss of life and other losses. In particular, the scale, sophistication and severity of cyber-attacks continue to evolve. Increasing digitization and reliance on information technology (IT) systems make managing cyber-risk a priority for many industries, including the energy industry. Failure to manage these threats could result in an HSE incident or disruption of Equinor’s operations. The company could face regulatory actions, legal liability, reputational damage and loss of revenue. See also “Material weaknesses in internal control over financial reporting—Failure to remediate material weaknesses could cause internal control over financial reporting to continue to be ineffective and potentially affect our share price”.

In particular, failure to maintain and develop cybersecurity barriers, which are intended to protect Equinor’s IT infrastructure from being compromised by unauthorized parties, may affect the confidentiality, integrity and availability of Equinor’s information systems and digital solutions, including those critical to its operations. Attacks on Equinor’s information systems could result in significant financial damage to Equinor, including as a result of material losses or loss of life due to such attacks.

In addition, failure to remediate the material weakness in our internal control over financial reporting due to control deficiencies in the operation of controls related to our management of IT user access controls could increase our exposure to a cyber-attack on our information systems.

Crisis management systems. Equinor's crisis management systems may prove inadequate.

If Equinor does not respond or is perceived not to have prepared, prevented, responded or recovered in an effective and appropriate manner to a crisis, people, environment, assets and reputation could be severely affected. A crisis or disruption might occur as a result of a security or cybersecurity incident or if a risk described under “Health, safety and environmental” materializes.

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

Technology and innovation are key competitive advantages in Equinor’s industry – both within the traditional oil and gas industry and the renewable industry. The ability to maintain efficient operations develop and adapt to innovative technologies and digital solutions and seek profitable low-carbon energy solutions are key success factors for future business and resulting performance. Competitors may be able to invest more than Equinor in developing or acquiring intellectual property rights to technology. Equinor could be adversely affected if it lags behind competitors and the industry in general in the development or adoption of innovative technologies, including digitalisation and low-carbon energy solutions.

Equinor, Annual Report on Form 20-F 2020    119

Project development and production operations. Equinor’s development projects and production operations involve uncertainties and operating risks which could prevent Equinor from realising profits and cause substantial losses.

Oil and gas, renewable, low-carbon and climate projects may be curtailed, delayed or cancelled for many reasons. Unexpected events as equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, irregularities in geological formations, challenging soil conditions, accidents, mechanical and technical difficulties, challenges due to new technology and quality issues might have significant impact. The risk is higher in new and challenging areas such as deep waters or other harsh environments. In US onshore, low regional prices may render certain areas unprofitable, and Equinor may curtail production until prices recover. Market changes and low oil, gas and power prices, combined with high levels of tax and government take in several jurisdictions, could erode the profitability of some of Equinor’s activities.

Strategic objectives. Equinor may not achieve its strategic objective of successfully exploiting profitable opportunities.

Equinor intends to continue to nurture attractive commercial opportunities to create value. This may involve acquisition of new businesses, properties or moving into new markets. Failure by Equinor to successfully pursue and exploit new business opportunities, including in renewable and new energy solutions, could result in financial losses and inhibit value creation.

Equinor’s ability to achieve this strategic objective depends on several factors, including the ability to:

•           maintain Equinor’s zero-harm safety culture;

•           identify suitable opportunities;

•           build a significant and profitable renewables portfolio;

•           achieve its ambitions to reduce net carbon intensity and reach carbon neutral global operations;

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

Equinor’s ability to commercially exploit discovered petroleum resources depends, among other factors, on infrastructure to transport oil, petroleum products and gas to potential buyers at a commercial price. Oil and petroleum products are transported by vessels, rail or pipelines to potential customers/refineries, petrochemical plants or storage facilities, and natural gas is transported to processing plants and end users by pipeline or vessels (for liquefied natural gas). Equinor’s ability to commercially exploit renewable opportunities depends on available infrastructure to transmit electric power to potential buyers at a commercial price. Electricity is transmitted through power transmission and distribution lines. Equinor must secure access to a power system with sufficient capacity to transmit the electric power to the customers. Equinor may be unsuccessful in its efforts to secure transportation, transmission and markets for all its potential production.

International political, social, and economic factors. Equinor has interests in regions where political, social and economic instability could adversely affect Equinor’s business.

Equinor has assets and operations in several countries and regions around the globe where negative political, social and economic developments could occur. These developments and related security threats require continuous monitoring. Political instability, civil strife, strikes, insurrections, acts of terrorism and acts of war, adverse and hostile actions against Equinor’s staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may cause harm to people and disrupt or curtail Equinor’s operations and business opportunities, lead to a decline in production and otherwise adversely affect Equinor’s business, operations, results and financial condition.

The UK’s exit from the EU (Brexit), at the end of 2020, has created uncertainty with respect to the UK’s future relationship with the EU. In particular, this uncertainty could affect Equinor as it relates to future energy and trade policies, external debt financing programs and the movement of people.

120   Equinor, Annual Report on Form 20-F 2020

Equinor also has investments in Argentina where revised foreign exchange and price regulations could adversely affect Equinor's business.

Reputation.  Equinor’s reputation is an important asset. Erosion of the reputation could adversely affect Equinor’s brand, social license to operate, and business opportunity set.

Societal and political expectations of our business and industry are high, especially in Norway with the Norwegian state as Equinor’s majority owner. Safe and sustainable operations, ethical business conduct and compliance with laws and regulations are prerequisites for access to natural resources, industrial value creation and contribution to society. Failure to deliver on societal and political expectations, or non-compliance with ethical standards, laws and regulations, HSE and security/cybersecurity incidents could impact our reputation. This could in turn have an adverse effect on Equinor’s license to operate, ability to secure new business opportunities, earnings and cash flow.

Norwegian State’s exercise of ownership.  Failure to deliver on expectations from the Parliament and the Ministry of Petroleum and Energy (MPE), and failure to deliver on societal and political expectations in general could impact the manner which the Norwegian State exercises its ownership of the company.

The MPE’s exercise of ownership could also be subject to scrutiny by the Norwegian Parliament. In 2020 the Minister of Petroleum and Energy held a statement before the Parliament making account of Equinor’s operations in the US and the MPE`s management of the State`s ownership.

For additional information on the management of the Norwegian State’s ownership interest in Equinor, see 3.4 Equal treatment of shareholders and transactions with close associates.

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

Changes to Equinor’s corporate structure. The implementation of a new corporate structure may pose a risk for upholding safe and secure operations during implementation.

The announced changes to Equinor’s corporate structure was decided to further strengthen Equinor’s ability to deliver on our strategy of always safe, high value and low carbon. The changes in organisational structures, leadership roles and responsibilities will be detailed out in a stepwise approach before the new structure takes effect 1 June 2021. This process may divert management and employee attention from current tasks and responsibilities with a potential, negative impact on our ability to uphold safe and secure operations.

Insurance coverage. Equinor’s insurance coverage may not provide adequate protection from losses.

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

Equinor has oil and gas and renewable assets in several countries where the political and regulatory regime can change over time. Further, Equinor has activities in countries with emerging or transitioning economies that, in part or in whole, lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain or where the governmental and regulatory framework is subject to unexpected or rapid change. Equinor's oil and gas exploration and production activities in these countries are often undertaken together with national oil companies and are subject to a significant degree of state control. In recent years, governments and national oil companies in some regions have begun to exercise greater authority and to impose more stringent conditions on energy companies. Intervention by governments in such countries can take a wide variety of forms, including:

•          restrictions on exploration, production, imports and exports;

Equinor, Annual Report on Form 20-F 2020    121

•          the awarding or denial of exploration and production interests;

•          the imposition of specific seismic and/or drilling obligations;

•          price and exchange controls;

•          tax or royalty increases,  imposition of new taxes or other governmental charges, such as the new indemnification to the Rio de Janeiro State for non-compliance with minimum local requirements and the ICMS indirect tax in Rio de Janeiro State on crude oil extraction (see note 23 Other commitments and contingencies for further details), including retroactive claims;

•          nationalization or expropriation of Equinor’s assets;

•          unilateral cancellation or modification of Equinor's license, contractual rights or industry incentives;

•          the renegotiation of contracts;

•          payment delays and capital transfer restrictions, such as Nigerian regulations regarding eligible expatriation of funds and current Argentinian foreign exchange regulations; and

•          currency exchange restrictions or currency devaluation.

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

The Norwegian State has a direct participation in petroleum activities through the State's direct financial interest (SDFI). In the production licenses in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licenses’ actions in certain circumstances. See also section 2.8.

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

Equinor’s investments in US onshore producing assets are subject to evolving regulations that could affect these operations and their profitability. In the United States, Federal agencies have taken steps to rescind, delay, or revise regulations seen as overly burdensome to the upstream oil and gas sector, including methane emission controls, though this trend may change with the incoming Administration. Equinor supports Federal regulation of methane emissions and aims to operate in compliance with all current requirements. Equinor has also joined voluntary emission reduction programmes (One Future and API’s Environmental Partnership) and implemented a climate roadmap to reduce CO2 and methane emissions. To the extent new or revised regulations impose additional compliance or data gathering requirements, Equinor could incur higher operating costs.

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

122   Equinor, Annual Report on Form 20-F 2020

Supervision, regulatory reviews and financial reporting. Equinor conducts business in many countries and its products are marketed and traded worldwide. Equinor is exposed to risk of supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level. These include, among others, laws and regulations relating to financial reporting, taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment, labor and employment practices and data privacy rules.

Violations of applicable laws and regulations may lead to legal liability, substantial fines, claims for damages, criminal sanctions and other sanctions for noncompliance.

Equinor is subject to supervision by the Norwegian Petroleum Supervisor (PSA), which supervises all aspects of Equinor’s operations, from exploration drilling through development and operation, to cessation and removal. Its regulatory authority covers the whole NCS including offshore-wind as well as petroleum-related plants on land in Norway. As its business grows internationally, Equinor may become subject to supervision or be required to report to other regulators, and such supervision could result in audit reports, orders and investigations.

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

Material weaknesses in internal control over financial reporting. Failure to remediate material weaknesses could cause internal control over financial reporting to continue to be ineffective and potentially affect our share price.

Our management and external auditors have concluded that our internal control over financial reporting as of 31 December 2020 was not effective due to the existence of control deficiencies (a) in the operation of controls related to our management of information technology (IT) user access controls that in aggregate represent a material weakness in our internal control over financial reporting and (b) in the design and operation of controls, primarily relating to sales and purchases of liquid and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing (MMP) segment, that in aggregate represent a material weakness in our internal control over financial reporting. These material weaknesses are further described under 3.10 Risk management and internal controls.

Management previously identified the material weakness related to our management of IT user access controls in connection with the evaluation of our internal control over financial reporting as of 31 December 2019. Although remediation actions were implemented during 2020, this material weakness remained unremediated at 31 December 2020.

Our management is actively undertaking remediation efforts to address the material weaknesses that existed as of 31 December 2020. However, there is no assurance as to when such remediation will be completed or that additional material weaknesses will not occur in the future. These deficiencies did not result in a material misstatement to the Consolidated financial statements. However, until remediated, each of these deficiencies could result in a future material misstatement to the Consolidated financial statements that would not be prevented or detected on a timely basis. Failure to remediate the material weaknesses could cause internal control over financial reporting to continue to be ineffective and could also cause investors to lose confidence in reported financial information and potentially impact the share price. See 3.10 Risk management and internal controls.

Anti-corruption, anti-bribery laws and Equinor’s Code of Conduct and the Human Rights policy. Non-compliance with anti-bribery, anti-corruption and other applicable laws or failure to meet Equinor’s ethical requirements, including the Human Rights policy, has the potential to expose Equinor to legal liability, lead to a loss of business, and damage our reputation and our social license to operate, as well as shareholder value. It could also lead to an adverse effect on the human rights of various right-holders

Equinor is a global company with a presence in many parts of the world – including where corruption and bribery represents a high risk and where the human rights situation is challenging. Such risks often exist in combination with weak legal institutions and lack of transparency. Governments routinely play a significant role in the energy sector, through ownership of resources, participation, licensing and local content which leads to a high level of interaction with public officials. Equinor is subject to anti-corruption and bribery laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of such applicable anti-corruption or bribery laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor’s reputation, competitive position and shareholder value. Similarly, failure to uphold our Human Rights policy may damage our reputation and social licence to operate.

Equinor, Annual Report on Form 20-F 2020    123

Throughout 2020, the organization monitored potential increased risks or changed risk picture with respect to Equinor’s ethics and compliance standards due to the Covid-19 situation. Continuation or a resurgence of the pandemic could continue to impact and/or potentially increase our ethics and compliance risks in ways not currently known or considered by us.

International sanctions and trade restrictions. Equinor’s activities may be affected by international sanctions and trade restrictions.

In 2020, as previous years, there were several changes to sanctions and international trade restrictions. Equinor seeks to comply with these where they are applicable. Given that Equinor has a diverse portfolio of projects worldwide, this could expose its business and financial affairs to political and economic risks, including operations in markets or sectors targeted by sanctions and international trade restrictions.

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

The following discusses Equinor’s interests in certain jurisdictions:

Equinor continues to take part in business activities in Russia, where it holds an interest in one offshore and several onshore oil and gas projects. Some of these projects result from a strategic cooperation with Rosneft Oil Company (Rosneft) initiated in 2012. In each of these projects, Rosneft holds the majority interest. One of the projects is in Arctic offshore and deep-water area. Norwegian, EU and US trade restrictions and sanctions target several sectors in Russia, including the financial and energy sector, and Rosneft itself is targeted. Accordingly, the manner in which Equinor conducts its business in Russia is affected. Moreover, Equinor’s ability to continue to progress its projects in Russia relies in part on government authorisations as well as the future of sanctions and trade controls. While Equinor continues to pursue and expand its business in Russia within existing sanctions and trade controls, it is possible that future political developments could impact Equinor’s ability to continue and conclude its projects as envisaged.

In Venezuela, Equinor is a 9.67% shareholder in the mixed company Petrocedeño, which is majority owned by Venezuelan national oil company, Petróleos de Venezuela, SA (PDVSA). In addition, Equinor holds a 51% interest in a gas license offshore Venezuela. Since 2017, various international sanctions and trade controls have targeted certain Venezuelan individuals as well as the Government of Venezuela and PDVSA. In January 2019, PDVSA, and consequently its subsidiary Petrocedeño, were designated as blocked parties (SDN) by the US Office of Foreign Asset Control. The international sanctions and trade controls in place restrict to a large extent the way Equinor can conduct its business in Venezuela, and could, alone or in combination with other factors, further negatively impact Equinor’s position and ability to continue its business projects in Venezuela.

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

In a letter from the US State Department of 1 November 2010, Equinor was informed that it was not considered to be a company of concern based on its previous Iran-related activities.

Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the Iranian authorities. No payments were made to Iranian authorities during 2020.

Joint arrangements and contractors. Many of Equinor’s activities are conducted through joint arrangements and with contractors and sub-contractors which may limit Equinor’s influence and control over the performance of such operations. This exposes Equinor to

124   Equinor, Annual Report on Form 20-F 2020

financial, operational, safety, security and compliance risks as well as reputational risks and risks related to ethics, integrity and sustainability, if the operators, partners or contractors fail to fulfil their responsibilities.

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

Equinor is exposed to interest rate risk, which is the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments, principally long-term debt and associated derivatives. Equinor’s bonds are normally issued at fixed rates in a variety of local currencies (USD, EUR and GBP among others). Most bonds are kept as or converted to fixed rate USD while some are converted to floating rate USD by using interest rate and/or currency swaps.

It is expected that most London Inter-bank Offered Rates (LIBOR) will be discontinued and replaced with alternative reference rates by the end of 2021. Equinor is exposed to LIBOR on interest rate derivatives contracts, floating rate bonds, loan agreements and facilities, among others, the majority of which, Equinor believes, provide for alternative reference rates or calculation methods upon LIBOR discontinuation. Equinor believes that the related financial risks for Equinor are small. Equinor has started to plan for, and is following this transition closely.

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

Equinor, Annual Report on Form 20-F 2020    125

deregulation of the natural gas markets, all of which may cause substantial changes to existing market structures and to the overall level and volatility of prices and price differentials.

The following table shows the yearly averages for quoted Brent Blend crude oil prices, natural gas average sales prices, refining reference margins and the USD/NOK exchange rates for 2020 and 2019.

Yearly averages	2020	2019

Average Brent oil price (USD/bbl)	41.7	64.3
Average invoiced gas prices - Europe (USD/mmBtu)	3.6	5.8
Refining reference margin (USD/bbl)	1.5	4.1
USD/NOK average daily exchange rate	9.4	8.8

The illustration shows the indicative full-year effect on the financial result for 2021 given certain changes in the oil/condensate price, natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of Equinor’s financial results to each of the factors has been estimated based on the assumption that all other factors remain unchanged. The estimated indicative effects of the negative changes in these factors are not expected to be materially asymmetric to the effects shown in the illustration.

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

Historically, Equinor’s revenues have largely been generated by the production of oil and natural gas on the NCS. Norway imposes a 78% marginal tax rate on income from offshore oil and natural gas activities (a symmetrical tax system). Equinor’s earnings volatility is moderated as a result of the significant proportion of its Norwegian offshore income that is subject to this 78% tax rate in profitable periods and the significant tax assets generated by its Norwegian offshore operations in any loss-making periods. For 2020 and 2021 the tax value of losses on the NCS will be refunded by the state on a current basis. For further information, see section 2.8 Corporate Taxation of Equinor.

Currently, the majority of dividends received by Equinor ASA are from Norwegian companies. Dividends received from Norwegian companies and from similar companies’ resident in the EEA for tax purposes, in which the recipient holds more than 90 % of the shares and votes, are fully exempt from tax.  For other dividends, 3 % of the dividends received are subject to the standard income tax

126   Equinor, Annual Report on Form 20-F 2020

rate of 22%, giving an effective tax rate of 0.66%. Dividends from companies resident in low-tax jurisdictions in the EEA that are not able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA and dividends from companies in low-tax jurisdictions and portfolio investments below 10 % outside the EEA will be subject to the standard income tax rate of 22 % based on the full amounts received.

See also note 5 Financial risk management to the Consolidated financial statements.

Disclosures about market risk

Equinor uses financial instruments to manage commodity price risks, interest rate risks and currency risks. Significant amounts of assets and liabilities are accounted for as financial instruments.

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

The Norwegian State directly held 67% of Equinor's ordinary shares as of 31 December 2020 and has effectively the power to influence the outcome of any vote of shareholders, including amending its articles of association and electing all non-employee members of the corporate assembly. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially the coordinated ownership strategy for the SDFI and Equinor’s shares held by the Norwegian State, could be different from the interests of Equinor’s other shareholders.

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

See also section 3.4 under the Governance chapter for further details on State ownership.

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

To achieve optimal solutions, Equinor bases its risk management on an enterprise risk management (ERM) approach where:

•          focus is on the value impact for Equinor, including upside and downside risk; and

•          risk is managed in compliance with Equinor’s requirements with a strong focus on avoiding HSE, human rights and business integrity incidents (such as accidents, fraud and corruption).

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

Equinor, Annual Report on Form 20-F 2020    127

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

Equinor’s corporate risk committee, headed by the chief financial officer, is responsible for defining, developing and reviewing Equinor's risk policies and methodology. The committee is also responsible for overseeing and developing Equinor's Enterprise Risk Management and proposing appropriate measures to manage the overall risk profile.

128   Equinor, Annual Report on Form 20-F 2020

2.13 Safety, security and sustainability

Health, Safety and Security

2020 was an extraordinary year for us as a company, for our employees and our contractors. The Covid-19 pandemic affected our business activities and operations, making it more difficult to conduct business in accordance with our plans. From the outset, we took measures to minimise the risk of transmission of the virus to our operational sites and offices. This impacted our ability to carry out activities and operations according to plans (see also section 2.10 Financial Review).

One of our strategic pillars, “Always safe” is guided by our commitment to prevent harm to people's health, safety and security, and to the environment. We are an international operator of exploration activities, oil and gas installations, refineries, gas plants and wind farms, and therefore face a range of potential risks. In Equinor, we aim to continuously develop a proactive safety culture where safe and secure operations are incorporated into everything we do. A key component to this work is having a long-term commitment to some key company-wide priorities. In 2019 we started implementing improvements within four areas: safety visibility, leadership and behaviour, learning and follow up and safety indicators. In 2020, we developed an ‘I am safety’ roadmap to ensure the continuation of this work and to set a clear direction towards 2025. The roadmap specifies key measures and in 2020 we implemented four of these: a company-wide annual plan that defines quarterly priority topics, strengthened implementation of “Lifesaving rules”, enhanced learning and follow up, and collaboration with key contractors.

In 2020, we experienced no major accidents and no fatalities. The total serious incident frequency, which includes near misses, was 0.5 incidents per million work hours in 2020, down from 0.6 in 2019.

During the year we experienced fire in a turbine at the Hammerfest LNG plant at Melkøya and another fire in an oil system related to a steam-driven turbine generator at the methanol plant at Tjeldbergodden, both in Norway. Investigations of the incidents are ongoing and the final classifications for these incidents are therefore not yet determined. Lessons learned from these investigations may affect where we step up our efforts.

The total recordable injury frequency per million hours worked (TRIF) was 2.3 which is down from 2.5 in 2019. The number of spills was lower in 2020 compared to previous years, but a significant seepage of oily water to the ground at the Mongstad refinery in Norway was revealed. An internal investigation was carried out and mitigating measures have been and will be implemented. The Norwegian Environmental Agency has filed a report to the police based on this incident.

The oil spill caused by Hurricane Dorian that hit our South Riding Point terminal in the Bahamas in September 2019 has been classified as a major accident after publication of the 2019 Annual report and Form 20-F.

Health and working environment

Equinor, Annual Report on Form 20-F 2020    129

At the beginning of the Covid-19 pandemic a taskforce consisting of, among others, medical professionals was formed to support our pandemic response. The focus has been on zero harm to people by minimizing transmission risk for people at our facilities and offices. The task force worked closely with business leaders with the aim of avoiding transmission and ensuring business continuity. To limit the risk of spreading the virus, we adjusted manning based on location-specific risk exposure, and for some periods a significant part of the workforce worked from home.

We systematically monitor work-related illness caused by psychosocial aspects, chemicals, noise and ergonomics at the workplace. In 2020, it was particularly important to monitor risks related to working from home following the Covid-19 pandemic, especially ergonomics and psychosocial risks. In addition to monthly monitoring of work-related illness, we capture information from employees through our annual people survey, which includes questions related to psychosocial and mental health risk factors.

We saw an increase in work related illness from 2019 to 2020 due to working from home situation caused by the pandemic. Ergonomic and psychosocial aspects are key contributors to this development. The total sickness absence rate for our Equinor ASA employees was 4.2% in 2020, down from 4.4% in 2019.

Emergency preparedness and response, and business continuity

Adequate preparedness and appropriate response are prerequisites for being able to limit the consequences of an incident. Equinor is working closely with peers, suppliers and stakeholders to ensure robustness at all levels throughout the company. Training is a key enabler and those who are assigned tasks, including the CEO, routinely train and exercise on their roles and responsibilities in emergency response situations.

Security

Equinor continues to face a range of security threats which are continuously monitored, assessed and communicated across the company. 2020 was challenging with uncertainty caused by the pandemic which in some cases exacerbated existing threats and in other cases temporarily reduced them. In some countries, certain threats were reduced due to a combination of lockdowns and an almost complete halt in international business travel.

Despite these challenges, we have continued to deliver on our commitment towards human rights through our participation in the Voluntary Principles on Security and Human Rights. We delivered human rights and security training to 85% of security guards in relevant locations. The restrictions on international travel meant that training was provided through local resources with guidance from subject matter experts.

The pandemic has accelerated change to our ways of working, with an increased use of remote IT solutions while working from home. This has caused an increase in information security risk as private devices are used to a larger degree. Because of this, a series of cyber-security awareness courses have been made available and our security month campaign had a special focus on employee IT security awareness and private cyber resilience.

Climate and the energy transition

Climate change is one of the main challenges of our time and a clear call for action. To avoid an irreversible climate crisis, urgent actions are needed to reduce greenhouse gas emissions from all sectors to help society move towards net zero.

Equinor acknowledges scientific consensus on climate change and supports the goals of the Paris Agreement. We recognise that the world’s energy systems must be transformed in a profound way to drive decarbonisation. At the same time universal access to affordable and clean energy must be ensured while supporting the United Nations Sustainable Development Goals.

In 2020, we further strengthened our climate roadmap with the ambition of becoming a net-zero company by 2050. The ambition includes emissions from production and final use of energy. We also announced plans to achieve carbon neutral global operations by 2030 and to reduce absolute greenhouse gas (GHG) emissions in Norway to near zero by 2050. At the same time, we outlined a value-driven strategy for significant growth in renewables, as well as a new net carbon intensity ambition. The climate roadmap also includes our maritime ambitions to reduce own emissions from ships and how we will contribute to decarbonising shipping.

Climate-related business risks and resilience

Our business needs to be resilient to the multiple risks posed by climate change. These include potential stricter climate policies, laws and regulations, market effects from changing demand for oil, gas and electricity and technology changes supporting the further development and use of renewable energy and low-carbon technologies, as well as physical effects of climate change and reputational effects.  A summary of our climate-related risk factors is provided in section 2.12 Risk review. We continue to report on climate-related risks and opportunities in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

130   Equinor, Annual Report on Form 20-F 2020

To ensure that we have a robust portfolio, we address climate-related risk in our decision making, for example through the use of scenario analysis to inform our economic planning assumptions, and the use of hurdle rates and an internal CO2 price to assess the robustness of investment proposals.

Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. We apply these price scenarios in addition to our internal planning assumptions to our portfolio and compare the results in terms of impact on net present value (NPV). The WEO report does not include a 1.5°C price set, but to cater for this uncertainty, we also test our portfolio with an oil price gradually decreasing to USD 50 in 2040 (compared to USD 53 in the WEO Sustainable Development Scenario). When applying these lower prices, the net present value of the portfolio is reduced, but remains positive.

As noted in section 2.12 Risk Review under Risk Factors—Risks related to our business, strategy and operations—Oil and natural gas price, a significant or prolonged period of low oil and natural gas prices or other indicators could, if deemed to have longer term impact, lead to reviews for impairment of the group's oil and natural gas assets. See also note 2 Significant accounting policies to the Consolidated financial statements for a discussion of key sources of uncertainty with respect to management’s estimates and assumptions that affect Equinor’s reported amounts of assets, liabilities, income and expenses and Note 10 Property, plants and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis. Further details about the portfolio sensitivity test are available in our 2020 Sustainability Report.

Industry leading carbon efficiency

Equinor aims to reduce the CO2 intensity of our globally operated oil and gas production to below 8kg CO2/barrel of oil equivalent (boe) by 2025. For 2020 we achieved 8.0kg CO2/boe. The current global industry average is 17kg CO2/boe.

We aim to remain an industry leader in carbon efficiency by emitting as little as possible CO2 from each barrel of oil equivalent produced. To achieve this, we assess carbon intensity when we shape our portfolio and implement emission reduction measures in our operations.

Methane is the second most significant greenhouse gas contributing to climate change. Equinor will continue to develop and implement technologies and procedures to detect and reduce methane emissions, support industry efforts to reduce methane emissions across the oil and gas value chain, increase the quality and transparency of reported data, and support the development of sound methane policies and regulations. Equinor’s 2020 methane intensity for our upstream and midstream business remained at approximately 0.03%. Equinor continues to pursue a methane intensity target of “near zero”.

Equinor continues to focus on eliminating routine flaring in all its operations by 2030 at the latest, in line with the World Bank’s Zero Routine Flaring by 2030 Initiative. We do not have routine flaring in our operations in Norway, Brazil or offshore US. In the Mariner field we currently flare associated gas on an intermittent basis, where volumes exceed the early production phase fuel gas for power requirement. However, after 2022, it is anticipated that all associated gas will be required for energy production at which point production flaring will no longer be necessary. We expect Mariner to achieve zero routine flaring during 2022.

We still have routine flaring in the Bakken shale asset in the US due to capacity limitations in the gas infrastructure. Several measures to reduce flaring were implemented, which resulted in a reduction of total flaring from 15% in 2019 to 9% in 2020. Our 2020 flaring intensity (upstream, operated globally) was 1.7tonnes/1000 tonnes of hydrocarbon produced, which is significantly lower than the industry average of 11tonnes/1000 tonnes of hydrocarbon produced

Equinor, Annual Report on Form 20-F 2020    131

Electrification of offshore installations is a key component in reducing emissions from our operations. It involves replacing a fossil fuel-based power supply with Norwegian grid mix, or power from floating wind turbines, enabling a reduction in greenhouse gas emissions. In 2020, we have been advancing several electrification initiatives. We have started the construction of the Hywind Tampen floating wind farm in Norway, and together with our partners, we have made an investment decision to partly electrify the Sleipner field and submitted a development plan to the authorities. On behalf of the Troll partners, Equinor has awarded a front-end engineering and design contract (FEED) for topside modifications to accommodate power from shore at the Troll B and C platforms.

Around 85% of emissions from fossil fuel products come from their consumption, such as in combustion engines. To achieve the goals of the Paris Agreement, society must address emissions across the value chain, from initial production to final consumption. We believe we have a role to play in engaging with other sectors to accelerate decarbonisation.

To address scope 3 GHG emissions, we have set a net-zero and zero net carbon intensity by 2050 ambition, including emissions from production and use of products. We aim to achieve this through optimising our oil and gas portfolio, accelerating growth in renewable energy and developing low carbon technologies such as hydrogen and carbon capture and storage and investing in natural sinks. The scope 3 GHG emissions from use of sold products increased from 247 in 2019 to 250 million tonnes CO2-equivalents in 2020. The net carbon intensity remained stable at 68g CO2e/MJ.

Profitable growth in renewable energy

Building on our strengths and experience offshore, we are developing as a global offshore wind major, building material offshore wind clusters in the North Sea, the US East coast and in the Baltic Sea and in parallel we are accessing new markets.

Equinor is gradually growing its presence in selected power markets with increasing demand for solar, wind and storage solutions as integrated parts of the energy system. In December 2020, Equinor signed a Memorandum of Understanding (MoU) with Scatec and Hydro to jointly develop a 480 MW solar power plant in Brazil. Equinor currently holds a minority equity share (13%) of Scatec ASA.

In 2020, Equinor’s renewable energy production (equity basis) was 1.7TWh compared to 1.8TWh in 2019. See section 2.7 Other for more details.

Low carbon solutions

Carbon Capture and Storage (CCS) and hydrogen are seen by many governments and organisations as necessary to deliver on the climate targets set out in the Paris Agreement. Equinor is developing such solutions to help accelerate decarbonisation for society. We promote CCS and blue hydrogen solutions as these technologies can remove CO₂ from high-carbon sectors that cannot be easily decarbonised, such as industry, maritime transport, heating and flexible power generation. Based on our experience in the oil and gas value chain, Equinor believes it is well positioned to provide low-carbon solutions and establish zero-emission value chains. Maturing and expanding CCS and hydrogen can only be achieved through close collaboration with governments and customers in order to establish a commercial framework and to build new markets. We also need strategic partnerships with industrial players to ensure safe, reliable and cost-effective implementation.

In 2020, Equinor made significant progress on industrial CCS and blue and green hydrogen projects, which are the result of combined efforts of governments, industries, investors and consumers working together to reach net-zero emissions. Examples are the CCS projects Northern Lights and Zero Carbon Humber, and the Liquid to Hydrogen project and NortH2.

See section 2.6 Marketing, Midstream & Processing (MMP) for more details.

Low carbon R&D

Equinor has significantly stepped up low carbon research and development in 2020. Among the R&D projects are possible development of a hydrogen plant with CCS, compact CO2 capture and storage for remote installations and development of ammonia as a fuel for maritime vessels. To reduce the CO2 footprint of liquid fuels, we are exploring sourcing and co-processing advanced, sustainable, biofuels and bio-oils in our refineries and exploring new feedstocks in the circular economy, like municipal and plastic waste.

CO2 transport is an important research frontier, and we worked on CO2 flow assurance with partners in industry and R&D institutes. Large-scale validation of these flow assurance models is being done at Equinor laboratories. Finally, we are working to qualify next generation CO2 transport ships of larger sizes which would operate at lower pressures and temperatures.

In 2020, the low carbon  (renewable energy, low carbon solutions and energy efficiency) share of R&D expenditures was 32%.

Nature-based solutions

Nature-based solutions, particularly the protection of tropical rainforests and other land-based solutions, can contribute up to one-third of the greenhouse gas emission reductions the world needs over the next few decades. The most important climate actions for Equinor are the reduction of emissions from our oil and gas production, considerable growth in renewables, and investments in CCS and hydrogen. However, as a supplement we intend to invest in nature-based solutions, like the protection of tropical forests, to reach our climate ambitions.

132   Equinor, Annual Report on Form 20-F 2020

In November 2018, Equinor presented plans to invest in the protection of tropical forests as soon as a well-functioning market is in place for the private sector. During 2020 we have been following the development of the Emergent Forest Finance Accelerator and ART TREES standards closely. Both are now set up to provide access to large scale, high quality REDD+ forest carbon credits for the private sector in the near future.

Climate policy engagement: assessment of associations and initiatives

Equinor is a member of and engaged in numerous associations across the world, and we recognise that these provide us with important forums in which we can help influence policy development and recommendations, which include climate regulations. We believe that aligning our contribution and positions as an industry, across companies and associations, will be key to supporting the energy transition. In line with this belief, we signed a joint statement with the investor group Climate Action 100+ in April 2019, announcing our commitment to strengthen our climate leadership. As part of this commitment, Equinor will ensure that all memberships in relevant industry associations are in line with the company’s support for the goals of the Paris Agreement.

During the second half of 2019 and the beginning of 2020 we conducted a review of all the associations we are engaged in to determine whether their respective stand on climate is aligned with Equinor’s. Our review process concluded with material misalignments for the Independent Petroleum Association of America (IPAA), and some misalignments for the American Petroleum Institute (API) and the Australian Petroleum Production & Exploration Association (APPEA). We decided to terminate our membership of IPAA from 2020. For API and APPEA we took the decision to retain our membership and engage further in developing their climate positions. In 2020, we joined the new API Climate Committee and related sub-committees. The full assessment report can be found on www.equinor.com.

Promoting integrity and transparency

Equinor is a global company and we are present in parts of the world where corruption is a high risk. Our strategy is to increase investments in new energy markets, and so we have continued our work on ethics and compliance throughout 2020.  We experienced renewed focus on certain aspects of our activities in Angola, in particular in relation to Equinor’s past contributions towards the establishment of an Angolan Research and Technology Centre as part of the 2011 Kwanza license obligations. Equinor continues to follow-up the payments made towards the centre, which has not yet been built. Our commitment to conduct business in an ethical, socially responsible and transparent manner has during the Covid-19 pandemic remained the same. We maintained an open dialogue on ethical issues, both internally and externally.

Our Code of Conduct, which was updated in 2020, sets out our commitment and requirements for how we do business at Equinor. It applies to our employees, Equinor board members and hired contractors. We train our employees on how to apply the Code of Conduct in their daily work and require all employees to confirm annually that they understand and will comply with the Code of Conduct. We expect our suppliers to act in a way that is consistent with our Code of Conduct.

Equinor’s Anti-Corruption Compliance Program summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and maintaining our high ethical standards. The program lays down the foundation for ensuring that anti-bribery and corruption risks are identified, concerns are reported, and measures are taken to mitigate risk in all parts of the organisation. Equinor’s Code of Conduct also addresses the requirement to comply with applicable competition and antitrust laws. Our Competition and Antitrust Program consists of governing documents and manuals, training of employees in high-risk positions as well as risk assessments and assurance activities.

Covid-19 represents a global crisis that affects Equinor, our suppliers, partners, governments and society at large. During the crisis we have focused on upholding our standards and the effectiveness of our programs. Several measures have been taken to adapt to the situation. New trainings were developed and conducted digitally and Equinor proactively held internal awareness sessions and contacted suppliers to emphasize our commitment to ethical business practice and zero tolerance for corruption, fraud or breaches of law, during the crisis.

The Code of Conduct imposes a duty to report possible violations of the Code or other unethical conduct. We require leaders to take their control responsibilities seriously to prevent, detect and respond to ethical issues. Employees are encouraged to discuss concerns with their leader or the leader’s superior or use available internal channels to provide support. Concerns may also be reported through our Ethics Helpline which allows for anonymous reporting and is open to employees, business partners and the general public. Equinor has a strict non-retaliation policy. The number of cases received through the Ethics Helpline was 183 in 2020 of which 113 were actual cases. This was a decrease from 2019. The cases included 56 reported concerns relating to harassment, discrimination and other conduct affecting the working environment. We experienced a decrease in the number of cases related to our suppliers.

We report our payments to governments on a country-by-country and project-by-project and legal entities basis (see section 5.4 Report on payments to governments). This reporting represents a core element of transparent corporate tax disclosure. Since 2018, we have published our global tax strategy, available online.

Equinor, Annual Report on Form 20-F 2020    133

Equinor has long-standing relationships with the UN Global Compact, the World Economic Forum’s Partnering Against Corruption Initiative and Transparency International. As a long-standing supporting company of the Extractive Industries Transparency Initiative (EITI), Equinor continued to participate in EITI multi-stakeholder groups at national level and held an EITI board position throughout 2020. Through this involvement we exchange knowledge and experience while demonstrating our continued commitment to good governance and increased transparency in the extractive sector.

Human rights

Our responsibility and commitment to ensuring the safety of our employees and those affected by our business remain core to our strategic commitment, “always safe”. Understanding and managing our risks so as to avoid harm to people, related to all our activities, stand firm and is consistent with the United Nations Guiding Principles on Business and Human Rights (the UNGPs), the ten principles of the Global Compact and the Voluntary Principles on Security and Human Rights.

In 2020, we worked to further integrate the human rights lens into our management system, build capacity to address and manage risks, and continued to embed human rights due diligence into our work processes. The Covid-19 pandemic introduced the need for new ways of engaging with potentially affected stakeholders in a time where risks of human rights impacts were exacerbated.

The BoD approved in 2020 an updated version of our human rights policy which further addresses the most relevant human rights issues to Equinor, strengthens our expectations towards business partners and suppliers and sets out clearer commitments towards rights at particular risk.

Equinor joined in 2020 the World Business Council for Sustainable Development (WBCSD) Call to Action for Business Leadership on Human Rights. Equinor has also joined the Coalition for Responsible Business in Norway, a multi-stakeholder group across government, business and NGOs requesting legislation on business and human rights.

We have continued to build awareness of Equinor’s responsibility to respect human rights and invested in more specific training for prioritized teams and individuals through classroom and virtual training programs. The Human Rights Steering Committee met on five occasions during 2020 and reported on our efforts to the BoD SSEC twice. Topics addressed included Equinor’s main human rights risks, discussions of specific dilemmas, and training on human rights risk assessments, policy, ambitions and human rights in light of Covid-19. In 2020, we established an internal network aiming to ensure consistent internal information and communication, to share good practices and to discuss human rights challenges. The network has met five times during the year.

During 2020, risk assessments that include human rights risks, have been conducted for 32 projects and assets (including operated and non-operated) in 24 countries. Equinor and partners, through a third-party expert, are closely monitoring the government-led compensation and resettlement process to release area for a possible future LNG plant in Tanzania. Actions to address the impact to affected households are in process. Third-party experts have been engaged to perform human rights impact assessments and to develop action plans related our offshore wind projects in South Korea.

The supply chain continues to be an important priority in our human rights work. We continued to embed human rights due diligence in the internal supply chain management process, to enable more effective risk management in new procurements. A new framework for human rights due diligence in Business Development projects is also being implemented in relevant work processes and tools.

Forced and compulsory labour is identified to be a particular risk at construction sites in countries where the use of migrant labour is common. Through 2020, Equinor used external experts to identify gaps through focused worker dialogues and to support suppliers in identifying and following through improvement measures.

As a consequence of the Covid-19 pandemic, we have seen an increased risk of impacts on vulnerable workers, employees and business partners, particularly in high risk contexts. A letter to all Equinor suppliers was issued in May, addressing for example the heightened risk for compromising human rights of workers due to Covid-19.

In 2020, we continued engagement with Norwegian industrial companies to discuss expectations to business and common challenges in implementing the UNGPs. We also continued supporting the Joint Industry initiative on human rights in the supply chain, where the Norwegian Oil and Gas industry association facilitates the sharing of human rights assessments performed by third parties.

We collaborated with peers and partners in specific projects to jointly address human rights risks and have continued our membership and active participation in the Shift Business Learning Program and in IPIECA. We interacted with FOKUS addressing women’s rights and promoting the SheDil tool to aid human rights due diligence related to women. We presented our approach to human rights and specifically our work and risks related to the conduct of security providers to the Voluntary Principles on Security and Human Rights members on 17th June 2020.

134   Equinor, Annual Report on Form 20-F 2020

Environment

We value the importance of our planet’s natural environment and strive to adhere to high standards to responsibly manage our environmental impact. Being a large offshore oil and gas operator and a growing offshore wind power provider, biodiversity and sensitive areas in the marine environment are of particular importance. In this respect, significant environmental aspects to manage include discharges of produced and processed water to sea, spills, drilling waste, use of areas and emissions of sound from our operations. In our onshore US operations, water sourcing and usage for the hydraulic fracturing process and waste management of produced and flowback water are additional important aspects.

In response to the growing concerns related to loss of biodiversity, we have in 2020 started to further develop our management approach to biodiversity. A corporate project has been established to better understand our most material impacts and to develop a new corporate position and an improvement plan for how biodiversity aspects can be better managed in our projects and operations. Equinor is supporting a strong post-2020 global biodiversity framework and in September 2020, signed the Business for Nature coalition’s Call to Action “Nature is everyone’s business” launched during the United Nations General Assembly.

Other focus areas related to biodiversity for 2020 were:

•           Testing of a methodology for biodiversity indicators for site-based impacts, developed by the UN Environment World Conservation Monitoring Centre, together with industry and conservation partners

•           Opening of an expanded ocean observatory on the seabed off Vesterålen in northern Norway

•           Continued deployment of passive acoustic monitoring stations to monitor marine mammals’ activity in the Johan Castberg field development area offshore northern Norway and the Empire Wind area offshore the US east coast

•           Funding a study to evaluate the effectiveness of thermal imaging technology for aerial surveys to observe the presence of large whales and sea turtles in the Beacon Wind project area offshore the US east coast.

Our efforts to continuously improve our management of discharges of large volumes of produced and processed water to the sea continued in 2020. The main objective is to minimise the environmental impact from oil and chemicals contained in the discharged water. The total volume of oil discharged to sea increased to 1.3 thousand tonnes in 2020, up from 1.2 thousand tonnes in 2019. The increase was mainly due to increased volumes of produced water and efforts to reduce use of harmful chemicals leading to lower oil separation efficiency.

Our activities involve handling large volumes of different types of waste, among which drill cuttings and contaminated water constitute the largest volumes. Our approach to waste management follows the mitigation hierarchy and waste handling systems are set up in close collaboration with waste contractors, which also handle the downstream part of our waste chain. Compared to the previous year there is a slight increase in the hazardous waste volume to 318 thousand tonnes. The non-hazardous waste volume was reduced from 40 to 29 thousand tonnes mainly due to decrease in polluted soil and less tank washes at the Kalundborg refinery. Exempt waste volumes decreased significantly due to divestment from Eagle Ford and less drilling and well operations onshore US.

Early in 2020, Equinor became aware of seepage of oily water to the ground, as well as further seepage of oily water to the overflow basin at the Mongstad refinery in Norway. An internal investigation revealed that the oil contamination is due to seepage from the drainage system for oily water, as well as several minor, past discharges from operations and maintenance routines and incidents. In addition to operative measures on site, we have commenced work to improve knowledge and ensure compliance with all requirements for discharges to the ground.

Emissions of NOx and SOx were respectively 12% and 40% lower in 2020 than in 2019. These reductions are mainly related to variations in uptime for some fields (e.g. shut-in of the Peregrino field), new fuel gas system at Mariner so that diesel can be replaced by gas as fuel, less drilling activity and divestment from Eagle Ford.

The dominant freshwater use in our US onshore operations is for hydraulic fracturing operations of production wells in the Bakken tight oil asset and Appalachian basin shale gas asset. The withdrawn volume of freshwater for these two assets decreased by 71% in 2020 compared to the previous year  mainly caused by divestment of Eagle Ford and less hydraulic fracturing operations.

Shared value

Creating shared value is one of the sustainability priorities that guide Equinor. Together with our stakeholders and partners, we work to find mutual benefits and lasting solutions to common challenges.  We will continue to invest in sustainable energy systems, critical infrastructure and the communities we are part of, for many years to come. We create long-lasting shared value that contributes to sustainable development through:

Equinor, Annual Report on Form 20-F 2020    135

•           Providing access to affordable, reliable and sustainable energy

•           Creating value for shareholders

•           Driving innovation, research and development of new technologies to better society

•           Creating jobs, developing staff and promoting diversity and inclusion in our workforce

•           Generating economic opportunities across our value chain through sourcing of goods and services

•           Ensuring robust management of social impacts and outcomes, and contributing to economic ripple effects

•           Exploring new types of partnering, to enable us to leverage research and technology, digitalization, innovation and businesses working towards solving challenges for society and nature

The devastating effects of the Covid 19-pandemic have been felt across the world in 2020. A just energy transition has been at the centre of many European government’s economic recovery plans to ‘build back better’ and governments are increasingly looking for sustainable solutions to rebuild the economy.

Strong collaboration is required cross-sector, cross-industry and cross-country. We need to work with governments, suppliers, the research community and entrepreneurs, investors and consumers, to find common solutions along the whole value chain.  Governments play an important role as a catalyst for collaboration, as demonstrated through initiatives for which significant milestones were reached in 2020:

•           "Longship" is the largest climate project ever in the Norwegian industry and will contribute substantially to the development of carbon capture and storage (CCS) as an efficient mitigation measure. Equinor’s Northern Lights CO2 transport and storage project, a partnership with Shell and Total, receives funding through this project.

•           The UK’s Industrial Strategy Challenge Fund (ISCF) combines public and private funding to invest in projects that tackle big societal and industrial challenges. The Zero Carbon Humber consortium, that Equinor is a leading partner in, won funding from ISCF to drive forward a vision of the UK’s first net-zero carbon cluster.

•           Equinor engaged in a range of activities to maintain project activity and support suppliers through the Covid 19-pandemic.

Despite challenges as a result of the pandemic which saw facility closures, stricter control measures, reduced manning onshore and offshore and travel restrictions, we still managed to progress our projects, although not all at the planned level. This was due to strong internal collaboration, with the safety delegate service and with suppliers and the health authorities. On the Norwegian Continental Shelf (NCS), the Norwegian temporary tax package, introduced for projects at risk of delay as a result of the pandemic and affected by the fall in oil price, enabled project continuity.

Equinor worked closely with suppliers during the pandemic to reduce cost in a sustainable way, focusing on scope optimization and efficiencies and sustainable operations for all parties. Thriving local supply chains are important for regional economies, and for us as we invest in creating long-term infrastructure that will be operational for decades like the operations and maintenance base for the Dogger Bank Wind farm that will be based in Port of Tyne in the UK. Through our corporate venture arm, Equinor Ventures, we invest in ambitious early phase and growth phase companies, providing venture capital, project-based funding of early phase ideas and an accelerator programme.

In addition to our planned annual donations, Equinor supported in 2020 the global response to the pandemic by donating 500,000 USD to the Covid-19 Solidarity Response Fund for the WHO hosted by the Swiss Philanthropy Foundation and the Norwegian Refugee Council for their Covid-19 related activities. Further local donations were made to support efforts at our international locations.

Read more about shared value in the context of how we develop our people, involve them in the development of the company and embrace diversity and drive inclusion in section 2.14 Our people.

136   Equinor, Annual Report on Form 20-F 2020

2.14 Our people

Lars Jørgensen Tveito, Geo Operations Centre in Sandsli, Bergen.

Employment and skills development

Developing our people

Rapidly building new skills is important to deliver on our business strategy. Life-long learning is central to our people development, and Covid-19 has required us to adapt quickly to new forms of learning. Where possible, in-person courses have been relaunched as virtual classroom courses, and uptake of online learning opportunities has remained stable. Covid-19 restrictions have however led to a significant dip in key learning activities that must be attended in person. As a result of this the overall volume of learning activity is lower in 2020 than in 2019. Engagement in digital upskilling remains high, supported by strong leadership commitment. The uptake of our specialized digital leadership courses has increased, with over 300 leaders undertaking a range of digital leadership training in 2020.

We use a mix of formal learning and deployment to support the transfer of strong technical skills from oil and gas to our activities within low carbon and renewables, and in 2020 we further expanded our renewables learning portfolio. We remain dedicated to ensuring that our employees are given the tools and opportunities to develop relevant skills that keep up with changes in technology and the way we work, and 2021 will see the initiation of our ‘Reskill@Scale’ programme offering targeted groups of employees an opportunity to reskill into new discipline areas with the support of a 6-month mentoring and training programme.

Early Talents

We continue to invest in our early talents through our emerging talents programmes. In 2020 we welcomed 211 graduates, 167 apprentices and 275 summer interns. Through our recruitment and attraction activities we strive to increase the diversity of our early talent applicant base and hires. Our ambition for our graduate recruitment was to achieve a 50:50 balance on gender and non-Norwegian background. In 2020, we made strides towards achieving this goal with a 45:55 split between female and male graduates recruited, and a 47:53 split between graduates recruited with a non-Norwegian and Norwegian background. For our apprentice’s recruitment we have an ambition of 30:70 on gender and achieved a 29:71 split between female and male apprentices recruited. Despite the pandemic, we offered a seven-week virtual summer internship programme to 275 students. There was a 39:61 split

Equinor, Annual Report on Form 20-F 2020    137

between female and male interns recruited, and 24:76 split between interns recruited with a non-Norwegian and Norwegian background. In total 24 different nationalities were represented in the virtual summer internship programme.

138   Equinor, Annual Report on Form 20-F 2020

Permanent employees and percentage of women in the Equinor group

	Number of employees			Women
Geographical region	2020	2019	2018	2020	2019	2018

Norway	18,238	18,128	17,762	31%	31%	31%
Rest of Europe	1,381	1,359	978	23%	23%	25%
Africa	73	73	79	37%	36%	38%
Asia	68	70	75	44%	49%	53%
North America	882	1,199	1,191	33%	31%	32%
South America	603	583	439	31%	30%	32%
Australia	-	-	1	0%	0%	0%
Total	21,245	21,412	20,525	31%	30%	31%

Non-OECD	821	823	701	33%	32%	35%

Total workforce by region, employment type and new hires in the Equinor group in 2020

Geographical region	Permanent employees	Consultants	Total workforce1)	Consultants (%)	Part time (%)	New hires

Norway	18,238	921	19,159	5%	2.6%	774
Rest of Europe	1,381	46	1,427	3%	1.7%	118
Africa	73	3	76	4%	0.0%	2
Asia	68	15	83	18%	0.0%	5
North America	882	66	948	7%	0.0%	35
South America	603	23	626	4%	0.3%	43

Total	21,245	1,074	22,319	5%	2.3%	774

Non-OECD	821	42	863	5%	0.2%	53

1)	Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations, are not included. These were roughly estimated to be 37,300 in 2020.

People performance data relates to permanent employees in our direct employment. Equinor defines consultants as contracted personnel that are mainly based in our offices. Temporary employees and contractor personnel, defined as third party service providers to onshore and offshore operations, are not included in the table. These were roughly estimated to be 37,300 in 2020. The information about people policies applies to Equinor ASA and its subsidiaries.

Equal opportunities

Workforce diversity and inclusion

Embracing diversity and driving inclusion is a fundamental part of our values - open, collaborative, courageous and caring - and an integral part of our leadership expectations.

We provide an environment recognised for its equality and diversity, and we treat everyone with fairness, respect and dignity. We do not tolerate any discrimination or harassment of colleagues or others affected by our operations, and this is stated in our code of conduct. Our commitments and requirements are in line with the Norwegian equality and anti-discrimination act. We follow its four-step model to examine the risk of discrimination and obstacles to equality, analyse causes, identify and implement measures and evaluate results, which are within the board of directors’ responsibility to follow up. Required reporting according to the Norwegian equality and anti-discrimination act can be found in the table below.

Inclusion to us means that everyone in Equinor feels like that they are part of one team, are able to bring their whole self to work, and have their voices heard and respected. We believe we can only leverage the value of diversity if we have an inclusive culture where everyone feels safe to contribute.

Equinor, Annual Report on Form 20-F 2020    139

We work systematically with diversity and inclusion (D&I) through our key human resources processes, such as recruitment, succession planning, performance management and leadership development. In 2019 we built a strong foundation to strengthen D&I by setting targets and capturing data to measure our progress. This included setting recruitment targets and the implementation of a corporate diversity and inclusion KPI. The KPI is based on a diversity index and an inclusion index, measured on team level. Our diversity index is flexible and holistic, meaning teams may focus on different dimensions of diversity to achieve the balance that adds most value to them. The dimensions currently monitored are experience, gender, nationality and age. The diversity KPI monitors each business area’s progression on team diversity. The Inclusion Index is measured in our Global People Survey, and measures employees’ perception of inclusion in their teams. Our ambition is for all teams in Equinor to be diverse and inclusive by 2025. Diversity index target is set at 55 for 2025 (baseline 2018 is 33), while the inclusion index target is set at 80 for 2025 (baseline 2018 is 76). The trend of the KPI has been positive since the establishment, with 2020 figures of 37 and 78.

In 2020 we focused on building capability and understanding of the business value of D&I. We continued to deliver and embed mitigating unconscious bias training and support our employee resource groups, including Women in Equinor, Differently Abled and LGBTQ+ groups. Due to the Covid-19 pandemic, focus was placed on strengthening an open and inclusive culture. Efforts centred on employee engagement after the pandemic outbreak in March. In line with local Covid-19 restrictions and guidelines, we introduced flexible work as an opportunity to combine work from the office with work done outside the office in a virtual way. We also established corporate principles for flexible work agreements, which will guide our future efforts for teams that can safely and securely perform their tasks outside an Equinor office or asset. In the last quarter, particular focus was placed on mental health, with the aim to lower the threshold for talking about mental health, increase awareness and communicate support and benefits available.

To show our commitment to equal and inclusive workplaces, Equinor participated in several Gender Equality Indexes that aim to give more visibility into reporting e.g. in the Bloomberg Gender-Equality Index, and the Norwegian SHE Index where Equinor was ranked number one out of 92 participating companies in Norway. We received the SHE Index award in March 2021 for our progress towards gender equality.

In all our leadership activities, including talent and succession reviews, leadership assessments, leadership development courses and top-tier leadership deployment, we aim for gender balance and diversity. We pay close attention to positions and discipline areas dominated by employees of one gender. A new CEO was appointed in August 2020. Anders Opedal announced during December several changes to the Corporate Executive Committee. These changes will take effect from 1 June 2021, and the new Corporate Executive Committee will be 50% female. Also, since 2017, we have focused on improving gender balance on leaders reporting to the Corporate Executive Committee. This group has increased from 36% female in 2017 to 41% in 2019. In 2020, this group was 45% female.

Consistent with our values and to strengthen our brand and attractiveness as an employer, we continue to offer a global parental leave policy in all Equinor companies and health insurance in Equinor ASA. A minimum of 16 weeks paid leave is offered to all employees in the group becoming parents through birth or adoption. The health insurance scheme, supplementing public health services, offers access to private specialists, medical examinations and treatments, and is similar to local health insurance already provided in our subsidiaries. During the Covid-19 pandemic, we have highlighted access to online appointments, and mental health support.

Reporting according to the Norwegian equality and anti-discrimination act

Additional reporting on equality, diversity and inclusion can be found in the sustainability performance data.

Number of employees, voluntary part time employees and temporary employees 2020

	Female	Male

Number of employees	5,670	12,553
Voluntary part time employees (in %)	5.9%	1.1%

Temporary employees
Summer internship	91	143
Apprentices	88	241
Other temporary employees	7	11

140   Equinor, Annual Report on Form 20-F 2020

Norwegian statutory parental leave and global parental leave 2020

	Number of employees	Average weeks	Median number of weeks

Norwegian statutory parental leave
Female	317	34	36
Male	509	18	18
The numbers above include both statutory paid and employee requested unpaid parental leave

Global parental leave
Female	-	-	-
Male	26	9	9

The Global Parental leave is not statutory, but a benefit Equinor offers worldwide (only Equinor ASA employees included above).

Unions and employee representatives

Employee relations

We believe in involving our people in the development of the company. In all countries where we are present, we involve our employees and/or their appropriate representatives according to local laws, regulations and practices. This varies from formal bodies with employee representatives to employee engagement and involvement through team or town hall meetings.

In 2020 we conducted almost all mandatory consultation meetings digitally, as well as formal and informal dialogues with our unions and employee representatives due to the Covid-19 pandemic.

The collaboration arena, including the European works council had high focus on the situation caused by the pandemic, both in terms of avoiding contagion between our employees and the challenging market situation.

Arild Alstad, Tjeldbergodden, the welding robot Weldar´s first operative maintenance work.

Equinor, Annual Report on Form 20-F 2020    141

3  Corporate governance

142   Equinor, Annual Report on Form 20-F 2020

3.1 Introduction

Articles of association

Equinor's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2020.

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

Share capital

Equinor’s share capital is NOK 8,144,219,267.50 divided into 3,257,687,707 ordinary shares.

Nominal value of shares

The nominal value of each ordinary share is NOK 2.50.

Board of directors

Equinor’s articles of association provide that the board of directors shall consist of 9 - 11 directors. The board, including the chair and the deputy chair, shall be elected by the corporate assembly for a period of up to two years.

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

Documents related to the general meetings do not need to be sent to all shareholders if they are accessible on Equinor’s website. A shareholder may request that such documents be sent to him/her.

Shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting. Equinor's board of directors adopted guidelines for advance voting in March 2012, and these guidelines are described in the notices of the annual general meetings.

Marketing of petroleum on behalf of the Norwegian State

Equinor’s articles of association provide that Equinor is responsible for marketing and selling petroleum produced under the States direct financial interest’s (SDFI) shares in production licences on the Norwegian continental shelf as well as petroleum received by the Norwegian State paid as royalty together with its own production. Equinor’s general meeting adopted an instruction in respect of such marketing on 25 May 2001, as most recently amended by authorisation of the annual general meeting on 15 May 2018.

Nomination committee

The tasks of the nomination committee are to present a recommendation to:

•           The general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly.

•           The general meeting regarding the election of members of the nomination committee.

•           The general meeting for the remuneration of members of the corporate assembly and the nomination committee.

Equinor, Annual Report on Form 20-F 2020    143

•           The corporate assembly regarding the election of shareholder-elected members to the board of directors.

•           The corporate assembly for the remuneration for members of the board of directors.

•           The corporate assembly for election of the chair and the deputy chair of the corporate assembly.

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

Training and certifying the Code of Conduct

Training on the Code of Conduct is carried out to explain how the Code of Conduct applies and to describe the tools that Equinor has made available to address risk, including how to report concerns. The Code of Conduct e-learning is mandatory for all Equinor employees and hired contractors.

Further, there are specific training on various compliance topics, including anti-corruption, anti-trust, anti-money laundering and sanctions. In 2020, many workshops were held virtually. The e-learnings on sanctions and anti-trust were updated in 2020.

All Equinor employees have to annually confirm electronically that they understand and will comply with the Code of Conduct (Code certification). The Code certification reminds the individuals of their duty to comply with Equinor’s values and ethical requirements.

Anti-corruption compliance program

Equinor is against all forms of corruption including bribery, facilitation payments and trading in influence. There is a company-wide anti-corruption compliance program which implements the zero-tolerance policy. The program includes mandatory procedures designed to comply with applicable laws and regulations, as well as guidance and training on relevant topics such as gifts, hospitality and conflict of interest. A global network of compliance officers, who support the integration of ethics and anti-corruption considerations into Equinor’s business activities, constitute an important part of the program.

Equinor consistently works with its partners and suppliers on ethics and anti-corruption compliance and has initiated dialogue with several partners on the risks that we jointly face and actions that can be taken to address them. There are separate compliance policies and procedures describing Equinor’s management of third-party corruption risk both in operated and non-operated joint ventures, and on integrity due diligence of third parties.

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

144   Equinor, Annual Report on Form 20-F 2020

Compliance with NYSE listing rules

Equinor's primary listing is on the Oslo Børs, and its ADRs are listed on the NYSE. In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC rules.

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

Corporate governance guidelines

The NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines. Equinor's corporate governance principles are developed by the management and the board of directors, in accordance with the Code of Practice and applicable law. Oversight of the board of directors and management is exercised by the corporate assembly.

Director independence

The NYSE rules require domestic US companies to have a majority of "independent directors". The NYSE definition of an "independent director" sets out five specific tests of independence and requires an affirmative determination by the board of directors that the director has no material relationship with the company.

Pursuant to Norwegian company law, Equinor's board of directors consists of members elected by shareholders and employees. Equinor's board of directors has determined that, in its judgment, all shareholder-elected directors are independent. In making its determinations of independence, the board focuses inter alia on there not being any conflicts of interest between shareholders, the board of directors and the company's management. It does not strictly make its determination based on the NYSE's five specific tests but takes into consideration all relevant circumstances which may in the board’s view affect the directors’ independence. The directors elected from among Equinor's employees would not be considered independent under the NYSE rules as they are employees of Equinor. None of these employee representatives are executive officers of the company.

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

Equinor does not have a nominating/corporate governance committee formed from its board of directors. Instead, the roles prescribed under the NYSE rules for such committee are principally carried out by the corporate assembly and the nomination committee, each of which is elected by the general meeting of shareholders.

NYSE rules require the compensation committee of US companies to comprise independent directors, recommend senior management remuneration and make a determination on the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations. Equinor considers all its compensation committee members to be independent (under Equinor’s framework which, as discussed above, is not identical to that of NYSE). Equinor's compensation committee makes recommendations to the board regarding management remuneration, including that of the CEO. Further, the compensation committee assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. The nomination committee also recommends to the general meeting of shareholders the candidates and remuneration of the corporate assembly and the nomination committee.

Equinor, Annual Report on Form 20-F 2020    145

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

The next annual general meeting (AGM) is scheduled for 11 May 2021.The AGM will be held as a digital meeting with electronic voting due to the Covid-19 situation. Practical details will follow from the notice of AGM and on our website. The AGM is conducted in Norwegian, with simultaneous English translation during the webcast. At Equinor's AGM on 14 May 2020, 76.94 % of the share capital was represented either by advance voting, in person or by proxy. Due to the Covid-19 outbreak, measures were taken to safeguard the health and security of the attendees and to ensure compliance with applicable national and local restrictions and guidelines. The shareholders were therefore encouraged to join via webcast and vote in advance or by proxy.

The main framework for convening and holding Equinor's AGM is as follows:

Pursuant to Equinor’s articles of association, the AGM must be held by the end of June each year. Notice of the meeting and documents relating to the AGM are published on Equinor's website and notice is sent to all shareholders with known addresses at least 21 days prior to the meeting. All shareholders who are registered in the Norwegian Central Securities Depository (VPS) will receive an invitation to the AGM. Other documents relating to Equinor's AGMs will be made available on Equinor's website. A shareholder may request that these documents be sent to him/her.

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

146   Equinor, Annual Report on Form 20-F 2020

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

Equinor, Annual Report on Form 20-F 2020    147

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

The duties of the nomination committee are to submit recommendations to:

•           The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, and the remuneration for members of the corporate assembly.

•           The annual general meeting for the election and remuneration of members of the nomination committee.

•           The corporate assembly for the election of shareholder-elected members of the board of directors and remuneration for the members of the board of directors.

•           The corporate assembly for the election of the chair and deputy chair of the corporate assembly.

The nomination committee seeks to ensure that the shareholders’ views are taken into consideration when candidates to the governing bodies of Equinor ASA are proposed. The nomination committee invites Equinor's largest shareholders to propose shareholder-elected candidates of the board of directors and the corporate assembly, as well as members of the nomination committee. The shareholders are also invited to provide input to the nomination committee in respect of the composition and competence of Equinor's governing bodies considering Equinor's strategy and challenges and opportunities going forward. The deadline for providing input is normally set to early/mid-January so that such input may be taken into account in the upcoming nominations. In addition, all shareholders have an opportunity to submit proposals through an electronic mailbox as described on Equinor’s website. The results from an annual board evaluation, normally externally facilitated, are made available to the nomination committee for the board nomination process. Separate meetings are held between the nomination committee and each board member, including employee-elected board members. The chair of the board and the chief executive officer are invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendations. The committee regularly utilises external expertise in its work and provides reasons for its recommendations of candidates.

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

Equinor's nomination committee consists of the following members as of 31 December 2020 and are elected for the period up to the annual general meeting in 2022:

•           Tone Lunde Bakker (chair), General Manager, Swedbank Norge (also chair of Equinor’s corporate assembly)

•           Bjørn Ståle Haavik, Director General Department for Economic and Administrative Affairs, Norwegian Ministry of Petroleum and Energy (personal deputy for Bjørn Ståle Haavik is Andreas Hilding Eriksen, Secretary General at the Norwegian Ministry of Petroleum and Energy)

•           Jarle Roth, CEO of Umoe Group (also a member of Equinor’s corporate assembly)

•           Berit L. Henriksen, self-employed advisor

The board considers all members of the nomination committee to be independent of Equinor's management and board of directors.

The nomination committee held 19 ordinary meetings in 2020.

The instructions for the nomination committee are available at www.equinor.com/nominationcommittee.

3.4 Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

In accordance with Equinor's articles of association, the corporate assembly consists of 18 members, 12 of whom (with four deputy members) are nominated by the nomination committee and elected by the annual general meeting. They represent a broad cross-section of the company's shareholders and stakeholders. Six members (with deputy members) and three observers are elected by and among our employees in Equinor ASA or a subsidiary in Norway. Such employees are non-executive personnel. The corporate assembly elects its own chair and deputy chair from and among its members.

148   Equinor, Annual Report on Form 20-F 2020

Members of the corporate assembly are normally elected for a term of two years and all live in Norway. Members of the board of directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings unless the corporate assembly decides otherwise in individual cases. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

An overview of the members and observers of the corporate assembly as of 31 December 2020 follows.

Equinor, Annual Report on Form 20-F 2020    149

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31 December 2020	Share ownership for members as of 14 March 2021	First time elected	Expiration date of current term

Tone Lunde Bakker	General Manager, Swedbank Norge	Oslo	1962	Chair, Shareholder-elected	No	0	0	2014	2022
Nils Bastiansen	Executive director of equities in Folketrygdfondet	Oslo	1960	Deputy chair, Shareholder-elected	No	0	0	2016	2022
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2022
Terje Venold	Independent advisor with various directorships	Bærum	1950	Shareholder-elected	No	500	500	2014	2022
Kjersti Kleven	Co-owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2022
Jarle Roth	CEO, Umoe Group	Bærum	1960	Shareholder-elected	No	500	500	2016	2022
Finn Kinserdal	Associate professor, Norwegian School of Economics and Business (NHH)	Bergen	1960	Shareholder-elected	No	0	0	2018	2022
Kari Skeidsvoll Moe	General Counsel, Trønderenergi AS	Trondheim	1975	Shareholder-elected	No	0	0	2018	2022
Kjerstin Fyllingen	CEO at Haraldsplass Diakonale Sykehus AS	Paradis	1958	Shareholder-elected	No	0	0	2020	2022
Kjerstin Rasmussen Braathen	CEO of DNB ASA	Oslo	1970	Shareholder-elected	No	353	353	2020	2022
Mari Rege	Professor of Economics at the UiS Business School at the University of Stavanger	Stavanger	1974	Shareholder-elected	No	0	0	2020	2022
Brynjar Kristian Forbergskog	Chair of the board at Torghatten ASA	Brønnøysund	1958	Shareholder-elected	No	0	0	2020	2022
Sun Maria Lehmann	Union representative, Advisor Enterprise Data	Trondheim	1972	Employee-elected	No	6309	6605	2015	2021
Oddvar Karlsen	Union representative, Industri Energi	Brattholmen	1957	Employee-elected	No	915	1068	2019	2021
Berit Søgnen Sandven	Union representative, Tekna/NITO, Principal Engineer Fiscal metering	Kalandseidet	1962	Employee-elected	No	4478	4676	2019	2021
Terje Enes	Union representative, SAFE, Discipl Resp Maint Mech	Stavanger	1958	Employee-elected	No	4551	4713	2017	2021
Lars Olav Grøvik	Union representative, Tekna, Advisor Petech	Bergen	1961	Employee-elected	No	7814	8121	2017	2021
Frode Mikkelsen	Union representative, Industri Energi	Hauglandshella	1957	Employee-elected	No	707	872	2019	2021
Per Helge Ødegård	Union representative, Lederne, Discipl resp operation process	Porsgrunn	1963	Employee-elected, observer	No	1298	1463	1994	2021
Peter B. Sabel	Union representative, Tekna/NITO, Project Leader Geophysics	Hafrsfjord	1968	Employee-elected, observer	No	0	0	2019	2021
Anne Kristi Horneland	Union representative, Industri Energi, employee representative RIR	Hafrsfjord	1956	Employee-elected, observer	No	7355	7608	2006	2021
Total						34,780	36,479

150   Equinor, Annual Report on Form 20-F 2020

An election of shareholder-elected members of the corporate assembly was held 14 May 2020. As of 15 May 2020, Kjerstin Fyllingen (previous deputy), Kjerstin Rasmussen Braathen, Mari Rege and Brynjar Kristian Forbergskog were elected as new members of the corporate assembly, while Knut Nesse and Trond Straume were elected as new deputy members. Siri Kalvig, Rune Bjerke, Ingvald Strømmen, Birgitte Ringstad Vartdal and Marit Hansen (deputy member) left the corporate assembly as of the same date.

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

Equinor's corporate assembly held four ordinary meetings in 2020. The chair of the board and the CEO participated in all four meetings. The meeting in November 2020 was the first corporate assembly meeting with Anders Opedal as CEO. Other members of management were also present at the meetings.

The procedure for the work of the corporate assembly, as well as an updated overview of its members, is available at www.equinor.com/corporateassembly.

Equinor, Annual Report on Form 20-F 2020    151

3.5 Board of directors

Pursuant to Equinor's articles of association, the board of directors consists of between 9 and 11 members elected by the corporate assembly. The chair and the deputy chair of the board are also elected by the corporate assembly. At present, Equinor's board of directors consists of 11 members. As required by Norwegian company law, the company's employees are represented by three board members.

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

The board considers its composition to be competent with respect to the expertise, capacity and diversity appropriate to attend to the company's strategy, goals, main challenges, and the common interest of all shareholders. The board members have experience from oil, gas, renewables, shipping, telecom, politics and climate policy. The board also deems its composition to consist of individuals who are willing and able to work as a team, resulting in an efficient and collegiate board. At least one board member qualifies as an "audit committee financial expert", as defined in the SEC rules. The board has determined that, in its judgment, all the shareholder representatives on the board are considered independent. Seven board members are men, four board members are women and three board members are non-Norwegians resident outside of Norway.

The board held eight ordinary board meetings and nine extraordinary meetings in 2020. The high number of extraordinary meetings was mostly due to the Covid-19 situation. Average attendance at these board meetings was 98.93%.

Further information about the members of the board and its committees, including information about expertise, experience, other directorships, independence, share ownership and loans, follows and is available on our website at www.equinor.com/board.

152   Equinor, Annual Report on Form 20-F 2020

Members of the board of directors as of 31 December 2020:

Jon Erik Reinhardsen

Born: 1956

Position:  Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.

Term of office:  Chair of the board of Equinor ASA since 1 September 2017. Up for election in 2021.

Independent: Yes

Other directorships:  Member of the board of directors of Oceaneering International, Inc.,Telenor ASA and Awilhelmsen AS.

Number of shares in Equinor ASA as of 31 December 2020:  4,584

Loans from Equinor: None
Experience: Reinhardsen was the Chief Executive Officer of Petroleum Geo-Services (PGS) from 2008 - August 2017. PGS delivers global geophysical- and reservoir services. In the period 2005 - 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York. From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.

Education: Master’s degree in Applied Mathematics and Geophysics from the University of Bergen. He has also attended the International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Reinhardsen participated in  eight ordinary board meetings, nine  extraordinary board meetings, six meetings of the compensation and executive development committee and three ordinary and one extraordinary meeting of the audit committee. Reinhardsen is a Norwegian citizen and resident in Norway.

Jeroen van der Veer

Born: 1947

Position: Shareholder-elected deputy chair of the board, chair of the board's audit committee and member of the board's safety, sustainability and ethics committee.

Term of office: Deputy chair of the board of Equinor ASA since 1 July 2019 and member since
18 March 2016. Up for election in 2021.

Independent: Yes

Other directorships: Chair of the Supervisory Boards of Royal Philips and Royal Boskalis Westminster NV, chair of the Supervisory Council of Technical University of Delft and member of the boards of Platform Talent voor Technologie and Prorsum AG.

Number of shares in Equinor ASA as of 31 December 2020: 6,000

Loans from Equinor: None

Experience: After he retired in 2009 van der Veer continued with the international oil and gas company Royal Dutch Shell Plc (Shell) as a non-executive director on the board until 2013. He was the Chief Executive Officer of Shell in the period 2004 - 2009. He started to work for Shell in 1971 and has experience within all sectors of the business and has significant competence within corporate governance.

Equinor, Annual Report on Form 20-F 2020    153

Education: Degree in Mechanical Engineering (MSc) from Delft University of Technology, Netherlands and a degree in Economics (MSc) from Erasmus University, Rotterdam, Netherlands. Since 2005 he holds an honorary doctorate from the University of Port Harcourt, Nigeria.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020 van der Veer participated in eight ordinary board meetings, nine extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee  and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. van der Veer is a Dutch citizen and resident in the Netherlands.

Bjørn Tore Godal

Born: 1945

Position: Shareholder-elected member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 September 2010. Up for election in 2021.

Independent:  Yes

Other directorships: None

Number of shares in Equinor ASA as of 31 December 2020: None

Loans from Equinor: None

Experience: From 2014 - 2016, Godal led a government-appointed committee responsible for the evaluation of the civil and military contribution from Norway in Afghanistan in the period 2001 - 2014. From 2007 - 2010, he was Special Adviser for international energy and climate issues at the Ministry of Foreign Affairs. From 2003 - 2007, he was Norway's ambassador to Germany and from 2002 - 2003 he was senior adviser at the Department of Political Science at the University of Oslo. Godal was a member of the Norwegian parliament for 15 years during the period 1986 - 2001. At various times he served as Minister for Trade and Shipping, Minister for Defence and Minister of Foreign Affairs for a total of eight years between 1991 and 2001.

Education: Bachelor of Arts degree in Political science, History and Sociology from the University of Oslo.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Godal participated in eight  ordinary board meetings,  nine  extraordinary board meetings, six meetings of the compensation and executive development committee and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Godal is a Norwegian citizen and resident in Norway.

Rebekka Glasser Herlofsen

Born: 1970

Position: Shareholder-elected member of the board and the board's audit committee.

Term of office: Member of the board of Equinor ASA since 19 March 2015. Up for election in 2021.

Independent: Yes

Other directorships:  Chair of the Board of Norwegian Hull Club (NHC), board member of SATS ASA, Rockwool International A/S, BW Offshore ASA, Klaveness Combination Carriers ASA, Wilh. Wilhelmsen Holding ASA and Handelsbanken Norge.

Number of shares in Equinor ASA as of 31 December 2020:  None

154   Equinor, Annual Report on Form 20-F 2020

Loans from Equinor: None

Experience: Herlofsen is an independent board member and consultant. She is a Senior Advisor in Altor Private Equity AB (not full-time) and she was previously the Chief Financial Officer in Wallenius Wilhelmsen ASA, an international shipping company. Before joining Wallenius Wilhelmsen, she was the Chief Financial Officer in the shipping company Torvald Klaveness since 2012. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen’s professional career began in the Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance from 1995 to 1999 in Oslo and London. During the next ten years Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group she held leading positions within M&A, strategy and corporate planning and was part of the group management team.

Education: MSc in Economics and Business Administration (Siviløkonom) and Certified Financial Analyst Programme (AFA) from the Norwegian School of Economics (NHH). Breakthrough Programme for Top Executives at IMD business school, Switzerland.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Herlofsen participated in eight ordinary board meetings, nine extraordinary board meetings and six ordinary and five extraordinary meetings of the audit committee. Herlofsen is a Norwegian citizen and resident in Norway.

Anne Drinkwater

Born: 1956

Position: Shareholder-elected member of the board, chair of the board’s safety, sustainability and ethics committee and member of the board’s audit committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2021.

Independent: Yes

Other directorships:  Non-executive member of the board of Balfour Beatty plc.

Number of shares in Equinor ASA  as of 31 December 2020: 1,100

Loans from Equinor: None

Experience: Drinkwater was employed with BP in the period 1978 - 2012, holding a number of different leadership positions in the company. In the period 2009 - 2012 she was chief executive officer of BP Canada. She has extensive international experience, including being responsible for operations in the US, Norway, Indonesia, the Middle East and Africa. Through her career Drinkwater has acquired a deep understanding of the oil and gas sector, holding both operational roles, and more distinct business responsibilities.

Education: Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Drinkwater participated in eight ordinary board meetings, eight extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Drinkwater is a British citizen and resident in the US.

Equinor, Annual Report on Form 20-F 2020    155

Jonathan Lewis

Born: 1961

Position: Shareholder-elected member of the board and member of the board’s compensation and executive development committee and the board’s safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2021.

Independent: Yes

Other directorships: Member of the board of Capita plc.

Number of shares in Equinor ASA as of 31 December 2020: None

Loans from Equinor: None

Experience:  Lewis joined as Chief Executive Officer to Capita plc in December 2017; having previously spent 30 years working for large multi-national companies in technology-enabled industries. Lewis came to Capita plc from Amec Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016 - 2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996 - 2016. Lewis has previously held several directorships within technology and the oil and gas industry.

Education: Stanford Executive Program (SEP) from Stanford University Graduate School of Business, a PhD, Reservoir Characterisation, Geology/Sedimentology from University of Reading as well as a Bachelor of Science, Geology from Kingston University.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Lewis participated in eight ordinary board meetings, eight extraordinary board meetings, six meetings of the compensation and executive development committee, four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee and one meeting of the audit committee. Lewis is a British citizen and resident in the UK.

Finn Bjørn Ruyter

Born: 1964

Position: Shareholder-elected member of the board and member of the board’s audit committee and the board’s compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2021.

Independent: Yes

Other directorships: Chair of the Board of Energi Norge AS and board member of Fortum Oslo Varme AS, Sysco AS, Eidsiva Energi AS and several subsidiaries of Hafslund E-CO AS.

Number of shares in Equinor ASA as of 31 December 2020: 620

Loans from Equinor: None

Experience:  Ruyter has since July 2018 been CEO of Hafslund E-CO AS. He was CEO of Hafslund ASA from January 2012, and CFO in the company from 2010 - 2011. In 2009 - 2010 he held a position as Chief Operating Officer in the Philippine hydro power company SN Aboitiz Power. In the period 1996 - 2009 he led the power trading entity and from 1999 also the energy division in Elkem. From 1991 - 1996 Ruyter worked with energy trading in Norsk Hydro.

Education: Master’s degree in Mechanical Engineering from the Norwegian University of Technology (NTNU) and an MBA from BI Norwegian School of Management.

156   Equinor, Annual Report on Form 20-F 2020

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Ruyter participated in eight ordinary board meetings, nine extraordinary board meetings, six ordinary and five extraordinary meetings of the audit committee and six meetings of the compensation and executive development committee. Ruyter is a Norwegian citizen and resident in Norway.

Tove Andersen

Born: 1970

Position: Shareholder-elected member of the board and the board’s compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2020.  Up for election in 2021.

Independent: Yes

Other directorships: Member of the board of Borregaard ASA.

Number of shares in Equinor ASA as of 31 December 2020: None
Loans from Equinor: None

Experience: Andersen is Executive Vice President for Europe in Yara International ASA. Since 2018 she has been Executive Vice President, Production, in Yara. From 2016 - 2018 she held the position as Executive Vice President, Supply Chain, in Yara and has previously had several management roles within Yara and Norsk Hydro/Yara. She started in Norsk Hydro in 1997. She has extensive international industrial experience, and she has broad board experience.

Education: Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master of Business Administration from the Norwegian Business School.

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Andersen participated in four ordinary board meetings, three extraordinary board meetings and two meetings of the compensation and executive development committee. Andersen is a Norwegian citizen and resident in Norway.

Per Martin Labråten
Born: 1961

Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 8 June 2017. Up for election in 2021.

Independent: No

Other directorships: Labråten is a member of the executive committee of the Industry Energy (IE) trade union and holds a number of positions as a result of this.

Number of shares in Equinor ASA as of 31 December 2020: 2,362
Loans from Equinor: None

Experience: Labråten is now a full-time employee representative as the leader of IE Equinor branch. He has previously worked as a process technician at the petrochemical plant on Oseberg field in the North Sea.

Education: Labråten has a craft certificate as a process/chemistry worker.

Equinor, Annual Report on Form 20-F 2020    157

Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Labråten participated in eight ordinary board meetings, nine extraordinary board meetings and four ordinary and one extraordinary meeting  of the safety, sustainability and ethics committee. Labråten is a Norwegian citizen and resident in Norway.

Hilde Møllerstad

Born:  1966

Position:  Employee-elected member of the board and member of the board's audit committee.

Term of office:  Member of the board of Equinor ASA since 1 July 2019. Up for election in 2021.

Independent:  No

Other directorships:  Chair of Tekna’s ethical board and board member of Tekna Private Nomination Committee.

Number of shares held in Equinor ASA as of 31 December 2020:  8,485

Loans from Equinor: None

Experience:  Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in Development & Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from 2013 - 2019 and was a board member of Tekna Private from 2012 - 2017 and she has had several trust offices in Tekna Equinor since 1993.

Education: Chartered engineer from Norwegian University of Science and Technology (NTNU) and Project Management Essential (PME) from Norwegian Business School BI/ Norwegian University of Science and Technology (BI/NTNU).

Familiy relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020 Møllerstad participated in eight ordinary board meetings, nine extraordinary board meetings and six ordinary and five extraordinary meetings of the audit committee. Møllerstad is a Norwegian citizen and resident in Norway.

Stig Lægreid

Born: 1963

Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2013. Up for election in 2021.

Independent: No

Other directorships: None

Number of shares held in Equinor ASA as of 31 December 2020: 1,995

Loans from Equinor: None

158   Equinor, Annual Report on Form 20-F 2020

Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary metals. Employed in ÅSV and Norsk Hydro since 1985.

Education: Bachelor’s Degree, Mechanical Construction from Oslo college of engineering (OIH).

Family relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.

Other matters: In 2020, Lægreid participated in eight ordinary board meetings, nine extraordinary board meetings and four ordinary and two extraordinary meetings of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.

The most recent changes to the composition of the board of directors was the corporate assembly’s election in June where Tove Andersen replaced Wenche Agerup with effect from 1 July 2020.

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

The board handles matters of major importance, or of an extraordinary nature, and may require the management to present other matters. An important task of the board is to appoint the chief executive officer (CEO) and stipulate their job instructions and terms and conditions of employment.

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

Climate-related upside and downside risks, and Equinors strategic response to these are discussed frequently by the board. In 2020, the board discussed climate change and the energy transition in most of the ordinary board meetings either as integral parts of strategy and investment discussions or as separate topics.

In January 2020, as part of establishing a new climate roadmap for Equinor, the board participated in a workshop which included climate risk training. In December, as part of Equinor’s strategy for significant growth within renewables, the board participated in the first of two planned offshore wind deep dives.  In the beginning of each board meeting, the CEO meets separately with the board to discuss key matters in the company. At the end of all board meetings, the board has a closed session with only board members attending the discussions and evaluating the meeting. The CEO, the CFO, the COO, the senior vice president for communication, the general counsel and the company secretary attend all board meetings. Other members of the executive committee and senior management attend board meetings by invitation in connection with specific matters.

An induction programme with key members of the management is arranged for new board members. They receive an introduction to Equinor’s business and relevant information about the company and the board’s work.

The board conducts an annual self-evaluation of its own work and competence, with input from various sources, which generally is externally facilitated. In the annual board evaluation for 2020, climate change capabilities and knowledge were included as key components. The evaluation report is discussed in a board meeting and is made available to the nomination committee and normally also discussed in a meeting between the chair of the board and the nomination committee as input to the committee’s work.

The entire board, or part of it, regularly visits several Equinor locations in Norway and globally, and a longer board trip for all board members to an international location is made at least every two years. When visiting Equinor locations globally, the board emphasises the importance of improving its insight into, and knowledge about, safety and security in Equinor’s operations, Equinor’s technical and commercial activities as well as the company's local organisations. In 2020, the board’s visits were cancelled due to the Covid-19 situation.

Requirements for board members

Under our Code of Conduct, which is approved by the board, and which applies to both management, employees and board members, individuals must behave impartially in all business dealings and not give other companies, organisations or individuals improper advantages.

The work of the board is based on rules of procedure that describe the board's responsibilities, duties and administrative procedures. They also describe the CEO’s duties and duties vis-à-vis the board of directors.

Equinor, Annual Report on Form 20-F 2020    159

Further, they state that members of the board and the CEO may not participate in any discussion or decision of issues which are of special personal importance or special financial interest to them, or to any closely-related party. Each board member and the CEO are individually responsible for ensuring that they are not disqualified from discussing any particular matter. Members of the board are obliged to disclose any interests they or their closely-related parties may have in the outcome of a particular issue. The board must approve any agreement between the company and a member of the board or the CEO. The board must also approve any agreement between the company and a third party in which a member of the board or the CEO may have a special interest. Each member of the board shall also continually assess whether there are circumstances which could undermine the general confidence in his or her independence. It is incumbent on each board member to be especially vigilant when making such assessments in connection with the board's handling of transactions, investments and strategic decisions. The board member shall immediately notify the chair of the board if such circumstances are present or arise and the chair of the board will determine how the matter will be dealt with. The board's rules of procedure are available on our website at www.equinor.com/board.

The board of directors’ committees

Equinor’s board has established three committees: the audit committee; the compensation and executive development committee; and the safety, sustainability and ethics committee. The committees prepare items for consideration by the board and their authority is limited to making such recommendations. The committees consist entirely of board members and answer to the board alone for the performance of their duties. Minutes of the committee meetings are sent to the whole board, and the chair of each committee regularly informs the board at board meetings about the committees’ work. The composition and work of the committees are further described below.

Audit committee

The audit committee acts as a preparatory body for the board and assists in matters related to financial reporting, the effectiveness of the company’s internal control system, and other tasks assigned to it in accordance with the instructions for the audit committee.

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

•           Reviewing and monitoring the independence of the company's internal auditor and the independence of the external auditor, reference is made to the Norwegian Auditors Act section 4, and, in particular, to whether services other than audits provided by the external auditor or the audit firm are a threat to the external auditor's independence.

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

The audit committee meets at least five times a year, and both the board and the board’s audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company’s management being present.

The audit committee is also responsible for:

•           Reviewing the scope of the audit and the nature of any non-audit services provided by external auditors.

•           Ensuring that the company has procedures in place for receiving and dealing with complaints received by the company regarding accounting, internal control or auditing matters.

•           Procedures for the confidential and anonymous submission by company employees, via the group's ethics helpline, of concerns regarding accounting or auditing matters, as well as other matters regarded as being in breach of the group's Code of Conduct, a material violation of an applicable US federal or state securities law, a material breach of fiduciary duties or a similar material violation of any other US or Norwegian statutory provision.

The audit committee is designated as the company's qualified legal compliance committee for the purposes of Part 205 in Title 17 of the US Code of Federal Regulations.

In the execution of its tasks, the audit committee may examine all activities and circumstances relating to the operations of the company. In this regard, the audit committee may request the CEO or any other employee to grant it access to information, facilities and personnel and such assistance as needed. The audit committee is authorised to carry out or instigate such investigations as it deems necessary in order to execute its tasks and it may use the company's internal audit and investigation unit, the external auditor or other external advice and assistance. The costs of such work will be covered by the company.

160   Equinor, Annual Report on Form 20-F 2020

The audit committee is only responsible to the board for the execution of its tasks. The work of the audit committee in no way alters the responsibility of the board and its individual members, and the board retains full responsibility for the audit committee's tasks.

Corporate Audit reports administratively to the president and CEO and functionally to the chair of the audit committee.

The board elects at least three of its members to serve on the audit committee and appoints one of them to act as chair. The employee-elected members of the board may nominate one member to the audit committee.

At year-end 2020, the audit committee members were Jeroen van der Veer (chair), Rebekka Glasser Herlofsen, Anne Drinkwater, Finn Bjørn Ruyter and Hilde Møllerstad (employee-elected board member).

The board of directors has determined that a member of the audit committee, Jeroen van der Veer, qualifies as an "audit committee financial expert", as defined in the SEC rules. The board of directors has also concluded that Jeroen van der Veer, Rebekka Glasser Herlofsen, Anne Drinkwater and Finn Bjørn Ruyter are independent within the meaning of Rule 10A-3 under the Securities Exchange Act.

The CFO, the general counsel, the senior vice president for Accounting and Financial Compliance and the senior vice president for Corporate Audit, as well as representatives from the external auditor participate in the audit committee meetings.

The audit committee held six regular meetings and five extraordinary meeting in 2020 and attendance was 100%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/auditcommittee.

Compensation and executive development committee

The compensation and executive development committee acts as a preparatory body for the board and assists in matters relating to management compensation and leadership development. The main responsibilities of the compensation and executive development committee are:

•           To make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning.

•           To be informed about and advise the company's management in its work on Equinor's remuneration strategy for senior executives and in drawing up appropriate remuneration policies for senior executives.

•           To review Equinor's remuneration policies in order to safeguard the owners' long-term interests.

In order to better reflect Equinor’s strategy and the energy transition, the instructions for the committee were updated in 2020 to include climate and energy transition related goals as part of the remuneration policies.

The committee consists of up to five board members. At year-end 2020, the committee members were Jon Erik Reinhardsen (chair), Bjørn Tore Godal, Jonathan Lewis, Finn Bjørn Ruyter and Tove Andersen. All the committee members are non-executive directors and deemed independent.

The senior vice president People and Leadership participates in the compensation and executive development committee meetings.

The committee held six meetings in 2020 and attendance was 96,67%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/compensationcommittee.

Safety, sustainability and ethics committee

The safety, sustainability and ethics committee assists the board in its supervision of the company’s safety, security, sustainability, climate and ethics policies, systems and principles with the exception of aspects related to “financial matters”. This includes quarterly reviews of risk issues and performance, including climate-related risks and performance, and an annual review of the sustainability report.

In its business activities, Equinor is committed to comply with applicable laws and regulations and to act in an ethical, environmental, safe and socially responsible manner. The committee support our commitment in this regard.

Establishing and maintaining this committee is intended to ensure that the board has a strong focus on and knowledge of these complex, important and constantly evolving areas of safety, security, sustainability, climate and ethics.

Equinor, Annual Report on Form 20-F 2020    161

At year-end 2020, the safety, sustainability and ethics committee members were Anne Drinkwater (chair), Jeroen van der Veer, Bjørn Tore Godal, Jonathan Lewis, Stig Lægreid (employee-elected board member) and Per Martin Labråten (employee-elected board member).

The senior vice president Safety, the general counsel, the chief operating officer, the senior vice president Corporate Sustainability, the senior vice president Corporate Audit and the chief compliance officer participate in the safety, sustainability and ethics committee meetings.

The committee held four regular meetings and two extraordinary meetings in 2020 and attendance was 97%.

For a more detailed description of the objective and duties of the committee, see the instructions  available at www.equinor.com/ssecommittee.

3.6 Management

The president and CEO has the overall responsibility for day-to-day operations in Equinor and appoints the corporate executive committee (CEC). The president and CEO is responsible for developing Equinor's business strategy and presenting it to the board of directors for its decision; for the execution of the business strategy and for cultivating a performance-driven, values-based culture.

Members of the CEC have a collective duty to safeguard and promote Equinor's corporate interests and to provide the president and CEO with the best possible basis for deciding the company's direction, making decisions and executing and following up business activities. In addition, each of the CEC members is head of a separate business area or staff function.

Changes in corporate structure and management team

Following the appointment of new CEO, Anders Opedal, from 2 November 2020, he announced on 16 November 2020 changes to the corporate structure and management team that will apply from 1 January and 1 June 2021.

Equinor is developing as a broad energy company. The changes in corporate structure and management team will support improved value creation form our oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions.

From 1 January 2021 the following changes have been made:

•           Kjetil Hove, EVP Development & Production Norway (DPN)

•           Al Cook, EVP Development & Production International (DPI) – from the same date, the previous business areas Development & Production Brazil (DPB) and Global Strategy & Development (GSB) became part of DPI

•           Arne Sigve Nylund, EVP Technology, Projects and Drilling (TPD)

•           Margareth Øvrum, previous EVP for DPB, retired 31 December 2020

•           Geir Tungesvik, who had been acting EVP for TPD returned to his previous role

•           Torgrim Reitan, previous EVP for DPI took on a new position in Equinor

For further information on changes to the corporate structure and management team from June 2021, see our website at Changes in Equinor’s corporate structure and Corporate Executive Committee - equinor.com

Members of Equinor's corporate executive committee as of 31 December 2020:

Anders Opedal
Born:  1968

Position:  President and Chief Executive Officer (CEO) since 2 November 2020

162   Equinor, Annual Report on Form 20-F 2020

External offices:  None

Numbers of shares in Equinor ASA as of 31 December 2020:  32,525

Loans from Equinor:  None

Experience;  Opedal joined Equinor in 1997. From 2018 -2020 he held the position as Executive Vice President Technology, Projects and Drilling. From August to October 2018, he was Executive Vice President for Development, Production Brazil and prior to this Senior Vice President for Development, Production International Brazil. He also held the position as Equinor’s Chief Operating Officer. In 2011 he took on the role as Senior Vice President in Technology, Projects and Drilling; where he was responsible for Equinor’s NOK 300 billion project portfolio. From 2007 - 2010 he served as Chief Procurement Officer. He has held a range of technical, operational and leadership positions in the company and started as a petroleum engineer in the Statfjord operations. Prior to Equinor Opedal worked for Schlumberger and Baker Hughes.

Education:  MBA from Heriot-Watt University and master's degree in Engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH) in Trondheim.

Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters:  Opedal is a Norwegian citizen and resident in Norway

Eldar Sætre

Born: 1956

Position:  Executive Vice President since 2 November 2020

External offices: Member of the board of Strømberg Gruppen AS and Trucknor AS.

Number of shares in Equinor ASA as of 31 December 2020: 96,218

Loans from Equinor: None
Experience:  Sætre joined Equinor in 1980 and retired 1 March 2021. He was appointed President and Chief Executive Officer (CEO) on 15 October 2014 and served in that capacity until 2 November 2020. He held the position of Executive Vice President for Marketing, processing & renewable energy from 2011 - 2014. From 2003 - 2011 he held the position as Executive Vice President and CFO.

Education: MA in business economics from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters:  Sætre is a Norwegian citizen and resident in Norway.

Svein Skeie

Equinor, Annual Report on Form 20-F 2020    163

Born:  1967
Position: Acting executive vice president and chief financial officer (CFO) since 1 November 2020.

External offices:  None

Number of shares in Equinor ASA as of 31 December 2020:  41,514

Loans from Equinor:  None

Experience:  Skeie joined Equinor in 1996. His previous position was Senior Vice President for performance management and control. Skeie has held several leadership positions within finance, business development and economic analysis, including as Senior Vice President for finance, and Vice President for international business development, project execution and economic analysis.

Education:  Master’s degree in agronomy from the Norwegian University of Life Sciences (NMBU) and a higher degree (høyere avdeling) in finance from Norwegian School of Economics (NHH).

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Skeie is a Norwegian citizen and resident in Norway.

Jannicke Nilsson

Born:  1965
Position:  Executive vice president and chief operating officer (COO) since 1 December 2016

External offices:  Member of the board of Odfjell SE and Jotun A/S

Number of shares in Equinor ASA as of 31 December 2020:  53,018

Loans from Equinor:  None

Experience:  Nilsson joined Equinor in 1999 and has held a number of central management positions within Upstream Operations Norway, including Senior Vice President for Technical Excellence in Technology, Projects & Drilling, Senior Vice President for Operations North Sea, Vice President for Modifications and Project Portfolio Bergen and Platform Manager at Oseberg South. In August 2013 she was appointed Programme Leader for the Equinor Technical Efficiency Programme (STEP), responsible for a project portfolio delivering yearly efficiency gains of USD 3.2 billion from 2016 and increased to USD 4,5 billion in 2017. Established the Digital Centre of Excellence in 2017 as part of COO to drive Equinor digital transformation to deliver tangible performance within always safe, high value and low carbon.

Education:  MSc in cybernetics and process automation and a BSc in automation from the Rogaland Regional College/University of Stavanger.

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nilsson is a Norwegian citizen and resident in Norway.

164   Equinor, Annual Report on Form 20-F 2020

Margareth Øvrum

Born:  1958

Position:  Executive vice president Development & Production Brazil (DPB) of since October 2018

External offices: Member of the board of FMC Corporation (USA).

Number of shares in Equinor ASA as of 31 December 2020: 78,286

Loans from Equinor:  None

Experience:  Øvrum joined Equinor in 1982 and retired 31 December 2020. Her most recent position was Executive Vice President for Technology, Projects, and Drilling (TPD), which she held from September 2011. She joined the Corporate Executive Committee in 2004. She has held central management positions in the company, including the position of Executive Vice President for Health, Safety and the Environment, Executive Vice President for Technology & Projects and Executive Vice President for Technology and New Energy. She was the company's first female platform manager, on the Gullfaks field. She was Senior Vice President for operations for Veslefrikk and Vice President of Operations Support for the Norwegian continental shelf.

Education: Master's degree in engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH), specialising in technical physics.

Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters: Øvrum is a Norwegian citizen and resident in Norway.

Torgrim Reitan

Born:  1969
Position:  Executive vice president Development & Production International (DPI) since 17 August 2018

External offices:  None

Number of shares in Equinor ASA as of 31 December 2020:  55,766

Loans from Equinor:  None

Experience:  Reitan joined Equinor in 1995. From 2015 - 2018 Reitan held the position as Executive Vice President of Development and Production USA (DPUSA). Prior to this role, he held the position as Executive Vice President and Chief Financial Officer (CFO) of Equinor. He has held several management positions in Equinor, including in 2009 - 2010 Senior Vice President (SVP) in trading and operations in the Natural Gas business area, in 2007 - 2009 SVP in Performance Management and Analysis and in 2005 - 2007 SVP in Performance Management, Tax and M&A. From 1995 -2004 he held various positions in the Natural Gas business area and corporate functions in Equinor.

Education:  Master of science degree from the Norwegian School of Economics and Business Administration (Siviløkonom).

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Reitan is a Norwegian citizen and resident in Norway

Equinor, Annual Report on Form 20-F 2020    165

Arne Sigve Nylund

Born:  1960

Position:  Executive vice president Development & Production Norway (DPN) since 1 January 2014

External offices:  None

Number of shares in Equinor ASA as of 31 December 2020:  25,345

Loans from Equinor:  None

Experience:  Nylund joined Equinor in 1987. He has held several central management positions in Equinor. Before he started in Equinor Nylund was employed with Mobil Exploration Inc.

Education:  Mechanical Engineer from Stavanger College of Engineering with further qualifications in operational technology from Rogaland Regional College/University of Stavanger (UiS). Business graduate of the Norwegian School of Business and Management (NHH).

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters:  Nylund is a Norwegian citizen and resident in Norway.

Tore Løseth
Born:  1971
Position:  Executive vice president Exploration (EXP) since 1 June 2020

External offices:  None
Number of shares in Equnor ASA as of 31 December 2020: 12,969

Loans from Equinor:  None

Experience:  Løseth joined Equinor in 2001 and has held several management positions in the company, including the positions of Senior Vice President for Exploration in the Gulf of Mexico and International Onshore.

Education:  PhD degree in Geology from the University of Bergen.

Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters: Løseth is a Norwegian citizen and resident in Norway. .

166   Equinor, Annual Report on Form 20-F 2020

Al Cook

Born:  1975

Position:  Executive vice president Global Strategy & Business Development (GSB) since 1 May 2018

External offices:  Member of the board of The Power of Nutrition

Number of shares in Equinor ASA as of 31 December 2020:  3,057

Loans from Equinor:  None

Experience:  Cook joined Equinor in 2016 as senior vice president in Development & Production International, overseeing operations in Angola, Argentina, Azerbaijan, Libya, Nigeria, Russia and Venezuela. He joined from BP, where he was Chief of Staff to the CEO. From 2009 - 2014 Cook led the development of the Southern Gas Corridor from Azerbaijan to Europe. From 2005 - 2009 he led exploration and project developments in Vietnam and acted as President for BP Vietnam. He worked in field operations in the North Sea from 2002 - 2005, becoming Offshore Installation Manager on the Cleeton platform. Cook joined BP in 1996, initially working in commercial, project and exploration roles.

Education:  MA in Natural Sciences from St. John’s College, Cambridge University and International Executive Programme at INSEAD.

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters:  Cook is a British citizen and resident in the UK.

Irene Rummelhoff

Born:  1967

Position:  Executive vice president Marketing, Midstream & Processing (MMP) since 17 August 2018

External offices:  Deputy chair of the board of directors of Norsk Hydro ASA.

Number of shares in Equinor ASA as of 31 December 2020:  40,043

Loans from Equinor:  None

Experience:  Rummelhoff joined Equinor in 1991. She has held a number of management positions within international business development, exploration, and the downstream business in Equinor. Her most recent position, which she held from June 2015, was as Executive Vice President New Energy Solutions (NES).

Education:  Master’s degree in Petroleum Geosciences from the Norwegian Institute of Technology (NTH).

Family relations:  No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters:  Rummelhoff is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2020    167

Pål Eitrheim

Born: 1971
Position: Executive vice president New Energy Solutions (NES) since 17 August 2018

External offices: None

Number of shares in Equinor ASA as of 31 December 2020: 16,687

Loans from Equinor:  None

Experience: Eitrheim joined Equinor in 1998. He has held a range of leadership positions in Equinor in Azerbaijan, Washington DC, the CEO office, corporate strategy and Brazil. In 2017-2018 he was Chief Procurement Officer. Between 2014 - 2017 he led Equinor’s upstream business in Brazil.  In 2013 Eitrheim led the Secretariat for the investigation into the terrorist attack on the In Amenas gas processing facility in Algeria.

Education: Master’s degree in Comparative Politics from the University of Bergen, Norway and University College Dublin, Ireland.

Family relations: No family relations to other members of the corporate executive committee, the board of directors or the corporate assembly.

Other matters: Eitrheim is a Norwegian citizen and resident in Norway.

Geir Tungesvik

Born:  1961
Position:  Executive vice president Technology, Projects and Drilling (TPD) since 10 August 2020

External offices: None

Number of shares in Equinor ASA: 25,364 (as of 31 December 2020)

Loans from Equinor ASA: None

Experience: Geir Tungesvik joined Equinor in 1985. He comes from the position as Senior Vice President Project Development. Previously he has held central management positions in the company including the position as Senior Vice President for Drilling and Well, Vice President for exploration drilling, Vice President for Grane production field and Vice President for health, safety and environment in Exploration.

Education: Master of Science degree in petroleum from the University of Stavanger (UIS) and Master’s degree in strategic management from the Norwegian Business School (BI).

Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the Corporate Assembly.

168   Equinor, Annual Report on Form 20-F 2020

Other matters: Tungesvik is a Norwegian citizen and resident in Norway.

As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of certain members of the corporate executive committee. Permanent employees in certain specified employee categories may take out a car loan from Equinor in accordance with standardised provisions set by the company.  The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 300,000. Employees outside the collective labour area are entitled to a car loan up to NOK 575,000 (vice presidents and senior vice presidents) or NOK 475,000 (other positions). The car loan is interest-free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any time for “reasonable loans” from employer as decided by the Norwegian Ministry of Finance, i.e. the lowest rate an employer may offer without triggering taxation of the benefit for the employee.

Equinor, Annual Report on Form 20-F 2020    169

3.7 Compensation to governing bodies

Remuneration to the board of directors

Approach to setting fees	Basis of fees	Other items
The remuneration to the board and its committees is decided by the corporate assembly, based on a recommendation from the nomination committee.

The board members have an annual, fixed remuneration, except for deputy members (only elected for employee-elected board members) who receive remuneration per meeting attended.

Separate rates are set for the board's chair, deputy chair and other members.

Separate rates are also adopted for the board's committees, with similar differentiation between the chair and the other members of each committee.

The employee-elected members of the board receive the same remuneration as the shareholder-elected members. The board receives its remuneration by cash payment.

The board members from outside Scandinavia and outside Europe, respectively, receive separate travel allowances for each meeting attended.

Remuneration for board membership is not linked to performance and no share or option programmes or similar structures are in place.

Employee-elected board members may participate in variable pay, pension and benefit programs according to their location and grade in line with other employees.

None of the shareholder-elected board members have a pension scheme or agreement concerning pay after termination of their office with the company.

If shareholder-elected members of the board and/or companies they are associated with should take on specific assignments for Equinor in addition to their board membership, this will be disclosed to the full board.

In 2020, the total remuneration to the board, including fees for the board's three committees, was USD 780,412 (NOK 7,309,001).

170   Equinor, Annual Report on Form 20-F 2020

Detailed information about the individual remuneration to the members of the board of directors in 2020 and their share ownership is provided in the table below.

Members of the board (figures in USD thousand except number of shares)	Total remuneration	Share ownership

Jon Erik Reinhardsen (chair of the board)	108	4,584
Jeroen van der Veer (deputy chair of the board)	96	6,000
Bjørn Tore Godal	64	0
Wenche Agerup1)	27
Rebekka Glasser Herlofsen	59	0
Anne Drinkwater	88	1,100
Jonathan Lewis	76	0
Finn Bjørn Ruyter	69	620
Tove Andersen2)	27	0
Per Martin Labråten	54	2,362
Stig Lægreid	54	1,995
Hilde Møllerstad	59	8,485

Total remuneration	780	25,146

1) Member until 30 June 2020.
2) Member from 1 July 2020.

Remuneration to the corporate assembly

Approach to setting fees	Basis of fees
The remuneration to the corporate assembly is decided by the general meeting, based on a recommendation from the nomination committee

The members have an annual, fixed remuneration, except for deputy members who receive remuneration per meeting attended.

Separate rates are set for the corporate assembly’s chair, deputy chair and other members. The employee-elected members of the corporate assembly receive the same remuneration as the shareholder-elected members.

In 2020, the total remuneration to the corporate assembly was USD 121,055 (NOK 1,133,752).

Remuneration to the corporate executive committee

In 2020, the aggregate remuneration to the corporate executive committee was USD 8,338,783. The board of directors’ complete remuneration policy and report for the executive personnel follows below.

Equinor’s performance framework and the link to business strategy, long-term interests and sustainability of the company

Our performance framework translates the company vision, values and strategy into actions and results for the company, its units, teams and every leader and employee.

Performance is evaluated in two dimensions; “What” we deliver and “How” we deliver. This is the core of our values-based performance culture and means that delivery (“what”) and behaviour (“how”) are equally weighted when recognising and rewarding individual performance.

“What” we deliver (business delivery) is defined through the company’s performance framework “Ambition to Action”, which addresses strategic objectives, key performance Indicators (KPIs) and actions across the five perspectives; Safety, Security and Sustainability,

Equinor, Annual Report on Form 20-F 2020    171

People and Organisation, Operations, Market and Finance. Generally, Equinor believes in setting ambitious targets to inspire and drive strong performance. Each year individual performance goals (“what”) based on the company’s “Ambition to Action” are established for the CEO and the executive vice presidents.

The board decides annually a set of strategic objectives and KPIs that will form basis for the assessment of the business delivery dimension (“What”). These KPIs and related targets for the upcoming performance year shall be disclosed in the annual remuneration report. Examples of such KPIs are Serious Incident Frequency (SIF), CO2 intensity for the upstream portfolio, Levelised cost of energy (LCOE), Production efficiency (PE), Production based availability (PBA), Relative Total Shareholder Return (TSR), Relative ROACE, Improvement impact etc.

Goals on “How” we deliver are based on Equinor’s core values and leadership principles and address the behaviour required and expected to achieve the delivery goals. We believe in developing a strong leadership and culture recognised by our values, driving the long-term and sustainable success of the company. The CEO and the executive vice presidents have individual behaviour goals within prioritised behaviour themes such as safety and compliance, empowerment, diversity and inclusion, collaboration and sustainability and climate.

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

172   Equinor, Annual Report on Form 20-F 2020

Main elements - Equinor executive remuneration
Remuneration element	Objective	Award level	Performance criteria
Base salary	Attract and retain the right individuals by providing competitive but not market-leading terms.

We offer base salary levels which are aligned with and differentiated according to the individual's responsibility, performance and contribution to company’s goals. The level is competitive in the markets in which we operate.

The base salary is normally subject to annual review based on an evaluation of the individual’s performance and contribution to the company’s goals.
Fixed salary addition	The fixed salary addition is paid in lieu of pension accrual above 12G, applied as a supplementing fixed remuneration element to be competitive in the market.

Members of the corporate executive committee employed by Equinor ASA, that have taken up their first position in the CEC after 13 February 2015, receive a fixed salary addition in lieu of pension accrual above 12G[8]  with reference to the section on pension and insurance scheme.

No performance criteria are linked to the fixed salary addition. The fixed salary addition is not pensionable and does not form basis for variable pay.
Annual variable pay

Encourage our pay for performance culture and individual’s contribution to the company’s business strategy. Rewarding individuals for annual achievement of business objectives, both the “What” and the “How”.

Members of the corporate executive committee employed by Equinor ASA are entitled to annual variable pay ranging from 0 – 50% of their base salary. Target[9]  value is 25%. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives.

The threshold principles and the company performance modifier are applied (see explanations below).

The company reserves the right to recover all or part of the annual bonus, if performance data is subsequently proven to be misstated.

Performance is measured over one financial year and is based on the achievement of annual performance goals (“How” and “What” to deliver), in order to create long-term and sustainable shareholder value. Assessment of goals defined in the individual’s performance contract including objectives related to selected KPI’s on the balanced scorecard constitute the basis for annual variable pay.

Long-term incentive (LTI)	Strengthen the alignment of top management and shareholders’ long-term interests and sustainability of the company. Retention of key executives.

For members of the corporate executive committee employed by Equinor ASA, the LTI is calculated as a portion of the participant’s base salary. On behalf of the participant, the company acquires shares equivalent to the net annual grant amount. The shares are subject to a three-year lock-in period and then released for the participant’s disposal. If the lock-in obligations are not fulfilled, the executive has to pay back the gross value of the locked-in shares limited to the gross value of the grant amount.

The level of the annual LTI reward for the CEC members employed by Equinor ASA is in the range of 25-30% of the base salary. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives.

The threshold principles are applied to the annual grant. The company performance modifier is not applied to the LTI in Equinor ASA.

In Equinor ASA, LTI participation and grant level are reflective of the level and impact of the position and company performance as reflected by the threshold.
Pension & insurance schemes	Provide competitive postemployment and other benefits.	The company offers a general occupational pension plan and insurance scheme aligned with local markets. Reference is made to the section on pension and insurance scheme.	N/A
Employee share savings plan	Align and strengthen employee and shareholders’ interests and remunerate for long term commitment and value creation.	Eligibility extends to all employees at Equinor and in all markets, subject to local legislation. Participants can purchase shares up to 5% of base salary.	If shares are held for two full calendar years subject to continued employment, the participants will be allocated bonus shares proportionate to their purchase.
Other taxable and non-taxable benefits	Attract and retain the right individuals by providing competitive but not market-leading terms.

The members of the corporate executive committee have benefits in-kind such as company car and health checks. They are also eligible for participation in the share saving scheme as described above, and they take part in the general benefit and welfare program of the company.

N/A

[8] G represents the basic amount of the Norwegian social security system. 1G per 31 December 2020 equals NOK 101,351.

[9] Target value reflects satisfactory deliveries according to agreed goals

Equinor, Annual Report on Form 20-F 2020    173

Remuneration policy for international executives

Equinor is a broad global energy company, developing oil, gas, wind and solar energy in more than 30 countries. The company has high goals related to diversity and inclusion, and diversity at all levels including among top management is crucial in ensuring the long-term sustainable success of the company. From time to time the company will appoint executives employed in international markets with different framework for executive base pay, variable pay and benefits, than what is the case in the Norwegian market. To be able to hire international executives, the company needs to offer competitive compensation in the markets where it operates. The policy of being competitive but not market leading still remains.

In order to ensure Equinor’s competitive position and attract talent in the international market, the board of directors has the mandate to exceed the levels for variable pay and pension terms described in the table above, for remuneration of executive vice presidents hired in the international market and the remuneration level will reflect the at any time prevailing and documented market level for the EVP position. The annual variable pay shall not exceed 50% of base salary at target (100% maximum) and the long-term incentive (LTI) annual grant shall be maximum 70% of base salary. The threshold for variable pay and the company performance modifier as described below will apply. For the international LTI a three years’ average company performance modifier will be applied. Pension contribution will be in accordance with the local market, and the 12G cap on pension used in the Norwegian tax favored regime is not applicable for the international executives. Any decision on terms and conditions as described above will be included in the remuneration report subject to review and endorsement by the annual general meeting.

Duration of contracts with executive vice presidents

Duration of contracts with the executive vice presidents are not limited to a certain period and are valid until the executive resigns from the position or enters into a new position in the company.

Mobility

To support the company’s need for a mobile workforce also at the senior executive level, the company’s standard international assignment framework can be used for candidates employed in a different country than the location of the CEC role. International assignment for a CEC position will normally be limited to a three-year period.

Localisation and relocation

If an executive is recruited to Equinor and employed on local terms and conditions different from the executive’s country and market, the company may decide to cover reasonable relocation costs including housing and schooling within the international assignment framework for these elements for a period up to two years.

Threshold for variable pay and company performance modifier

The threshold and company performance modifier are implemented to strengthen the link between the company’s overall financial results and the individual variable pay.

Threshold

The threshold is implemented for affordability reasons to ensure that no or reduced variable pay would be granted if the company’s financial performance and position is weak and in a critical situation. The financial threshold is applicable for payment of annual variable pay and award of LTI grant.

The threshold has the following guiding parameters;

1) Cash flows provided by operating activities after tax and before working capital items
2) Net debt ratio and development
3) Company’s overall operational and financial performance.

“Green zone”

Cash flows provided by operating activities after tax and before working capital items higher than USD 12 billion and a net debt ratio below 30% will normally guide for no reduction of bonus.

“Yellow zone”

 Cash flows provided by operating activities after tax and before working capital items lower than USD 12 billion but higher than USD 8 billion and a net debt ratio between 30% and 45% will normally guide a reduction of bonus but not annulment.

“Red zone”

 Cash flows provided by operating activities after tax and before working capital items lower than USD 8 billion and a net debt ratio above 45% will normally guide no bonus.

Application of the threshold is subject to a discretionary assessment of the company’s overall performance by the board of directors. These measures and targets are indicative and will form part of a broader assessment of bonus award. The conclusion considers both achieved results and how these results are expected to impact the company’s medium and long-term development and value creation.

174   Equinor, Annual Report on Form 20-F 2020

Company performance modifier

Based on approval by the annual general meeting in 2016, a company performance modifier was introduced and has been applied in the calculation of variable pay.

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

The company performance modifier will be used in calculations of annual variable pay for members of the corporate executive committee. The modifier will also be applied in other variable pay schemes below the corporate executive level. Further application of the company performance modifier will also be assessed and decided if deemed appropriate.

The annual variable pay for members of the corporate executive committee employed by Equinor ASA will be within a framework of 50% of the fixed remuneration irrespective of the result of the modifier.

Pension and insurance schemes

Members of the corporate executive committee in Equinor ASA are covered by the company’s general occupational pension scheme which is a defined contribution scheme with a contribution level of 7% below 7,1 G and 22% above 7,1 G. A defined benefit scheme is retained by a grandfathered group of employees. For new members of the corporate executive committee appointed after 13  February 2015, a cap on pension contribution at 12 G is applied. In lieu of pension accrual above 12 G a fixed salary addition of 18% is provided. This element does not form basis of calculation of AVP and LTI. The 12 G cap is based on the Norwegian tax favoured occupational pension schemes and will not be applied to the pension schemes of executives employed outside Norway.

Members of the corporate executive committee employed in Equinor ASA and appointed before 13 February 2015, maintain their pension contribution above 12 G based on obligations in previously established agreements.

Pension terms that historically have been individually agreed with elements outside the framework above will be described in the annual remuneration report.

Equinor ASA has implemented a general cap on pensionable income at 12 G for all new hires into the company employed as of 1 September 2017.

Equinor, Annual Report on Form 20-F 2020    175

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents’ benefits in accordance with Equinor’s general pension plan/defined benefit plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Equinor.

Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months’ salary, commencing after the six months’ notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the individual gives notice pursuant to a written agreement with the company. Any other payment earned by the individual during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the individual has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer’s/executive vice president’s own notice will not instigate any severance payment.

Release of earned LTI grants and bonus shares at end of employment

If termination of employment is based on a mutual agreement between the executive and Equinor, the company may decide to release locked in LTI shares and award already earned bonus shares in the share savings scheme at the end of employment.

Salary and employment conditions of other employees

Salary and employment conditions of employees of the company have been taken into account when establishing the remuneration policy.

Recruitment policy

From time to time, Equinor may recruit executives from outside of the organisation. Our principles are designed to attract and retain the right individuals to ensure the successful implementation of our strategy and to safeguard our long-term interests.

If an individual forfeits remuneration as a result of recruitment to Equinor, the company can compensate partly or fully for the documented financial loss of unvested short and long-term incentive opportunity held by preferred external candidates. Such decision will take into consideration the vehicle, expected value and timing of forfeited awards. Any buy-out will be limited to one year’s base salary and normally paid over a period of 24 months.

176   Equinor, Annual Report on Form 20-F 2020

Remuneration report                                                                                                              Execution of the remuneration policy and principles in 2020                                                                                                                                            The board of directors proposes the following remuneration report for Equinor’ corporate executive committee, where an advisory vote shall be held by the 2021 annual general meeting, pursuant to the Norwegian Public Limited Liability Companies Act, section 6-16b (as applicable for the accounting year 2020, confer former section 6-16a (3) and regulation 2020-12-11-2730, section 7) and the Norwegian Accounting Act section 7-31b.

Performance assessment for 2020                                                                                                                                                                   In 2020, the main business objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.

Strategic objectives		2020 assessment
Safety, security and sustainability	These strategic objectives and actions address safety, security and sustainability

The development for the Total Recordable Injury Frequency (TRIF) is positive and improved compared to 2019 and ended at record low 2.3, slightly above the target of 2.2. In 2019 the TRIF was 2.5. Oil and gas leakages were 11 in 2020, exceeding the target of less than 9 incidents, and an increase from the 10 leakages recorded in 2019. The serious incidents at Melkøya and Tjeldbergodden underline the need for further strengthening our safety performance. The Serious Incident Frequency (SIF) showed a positive trend in 2020 at 0.5, compared to 0.6 the prior year, albeit behind the target of 0.4.

The 2020 CO2 intensity for the upstream portfolio ended at 8.0 kg/boe, versus a target of 8.8 kg/boe.

People and organisation	These strategic objectives and actions address a value based and high performing organisation

The Global People Survey shows a positive trend from the 2019 including results on both the diversity and inclusion indexes.  The inclusion index was 78 in 2020, an all-time high score during a challenging year. Due to the Covid-19 situation, there has been a natural decrease in classroom training participation in 2020. This has been compensated by an increase in the participation for virtual training initiatives, delivering learning in a more efficient way and with a broader global reach.

Operations	These strategic objectives and actions address reliable and cost-efficient operations, and industry transformation

The Production efficiency (PE) for 2020 ended at 85.2% for Equinor operated assets. The PE is below the target of 91% and also lower than previous years due to unplanned shutdowns as well as government-imposed oil production curtailments and operational challenges. However, several of the operated assets have a high PE, and 16 assets have a year-end PE above 91%. The 12-month rolling average delivery for the Production Based Availability (PBA) indicator for the electricity production for our renewable assets for 2020 ended on 96,7%. The result is above the delivery from 2019 of 96,3% set as target for 2020.

Market	These strategic objectives and actions address a flexible and resilient energy portfolio

The organic capex guiding for 2020 was reduced in March from USD 10-11 billion to around USD 8,5 billion. The year-end organic capex ended at USD 7,8 billion. During 2020 the continuous focus on improvements and efficiency has continued. This has given a strong portfolio demonstrating robustness towards the lower prices. The Unit Production Cost (UPC) target was reached one year ahead of target year and the 2020 UPC is below the 2021 target of 5% reduction compared to the 2019 level.

Value creation from exploration ended at 0.4 for 2020, exceeding the target of 0.2. The annual Resource Replacement (RR) indicator for 2020 is -60% compared to the target of above 1 (100%). The three-year average result is 42%. The result on the Reserve Replacement Ratio (RRR) indicator for 2020 is -5% compared to a target RRR above 1. The three-year average result is 95%. In 2020 Equinor priority has been on maintaining financial robustness and the reserve and resource replacement delivery is influenced by projects and activities being postponed in order to maintain financial robustness.

Finance	These strategic objectives and actions address cash generation, profitability and competitiveness

On Relative Total Shareholder Return, Equinor was ranked number one in the peer group, a position of first quartile, above the target of being better than average in the peer group. On relative ROACE Equinor ranked fourth in the peer group, a position of second quartile, which was slightly below the target for 2020.

Board of director’s assessment of the chief executive officer’s performance

In its assessment of the chief executive officer’s performance for 2020, the board of directors has emphasised that deliveries in key areas have been above, at, and below target. The results have been delivered in an extraordinary year significantly impacted by the pandemic, high market volatility and low commodity prices. The Total Recordable Injury Frequency (TRIF), while slightly behind target, is at the best level in the company’s history. The Total Serious Incident Frequency (SIF) has improved compared to 2019 but is also behind the target. Too many oil and gas leakages and the serious incidents at Melkøya and Tjeldbergodden underline the need for further strengthening safety performance. The CO2 intensity for the upstream portfolio improved compared to 2019 result, a result better than the set target for 2020. A positive trend has been observed compared to the 2019 result on both the diversity and inclusion indexes. Capex has been further reduced due to projects being postponed in order to maintain financial robustness. Value creation from exploration had a positive development in 2020 and came in above target. Production efficiency is below target due to unplanned shutdowns, government-imposed oil production curtailments and operational challenges.  The Unit Production Cost (UPC) for 2020 is better than the target, reaching 2021 target one year ahead of time. Equinor was ranked number one in the peer group on relative TSR performance, above the target of being better than average in the peer group. On relative ROACE Equinor ranked fourth in the peer group, a position of second quartile, which was slightly below the target.

Equinor, Annual Report on Form 20-F 2020    177

	Fixed remuneration
Members of the corporate executive committee (figures in USD thousand, except no. of shares)1), 2)	Fixed pay3)	Fixed salary addition4)	LTI 5)	Annual variable pay6)	Taxable benefits	2020 Taxable compensation	Non-taxable benefits in-kind	Estimated pension cost7)	Estimated present value of pension obligation 8)	2019 Taxable compensation9)	Number of shares at 31 December 2020

Anders Opedal10)	527	91	123	0	47	788	0	26	1,616	854	32,525
Irene Rummelhoff	411	73	119	0	50	654	0	28	1,604	797	40,043
Arne Sigve Nylund	456	0	113	0	34	603	0	133	5,847	753	25,345
Jannicke Nilsson	340	60	99	0	63	562	27	35	1,598	688	53,018
Pål Eitrheim10)	326	58	94	0	25	502	0	22	1,289	646	16,687
Alasdair Cook13)	572	0	318	0	148	1,037	0	0	0	1,320	3,057
Margareth Øvrum 11), 12)	479	0	113	0	317	909	0	0	7,987	1,023	78,286
Torgrim Reitan	422	0	104	0	88	614	29	123	3,412	739	55,766
Eldar Sætre10), 11)	850	0	250	0	64	1,163	0	0	16,742	1,737
Timothy Dodson10)	173	0	42	0	19	233	16	60	5,865	718
Lars Christian Bacher10)	351	0	86	0	40	477	33	107	3,467	694
Jens Økland10)	100	18	20	16	9	163	0	7	1,359
Geir Tungesvik10)	162	20	22	17	13	234	0	28	3,228		25,364
Tore Løseth10)	123	22	25	19	11	200	16	15	910		12,969
Svein Skeie10)	51	7	8	6	6	79	0	6	1,568		41,514

1)         All figures in the table are presented in USD based on average foreign currency exchange rates except Estimated value of pension obligation which is presented at closing rate 31 December 2020.
Average rates: 2020: NOK/USD = 0,1068, GBP/USD = 1,2843, BRL/USD = 0,1959 (2019: NOK/USD = 0,1136, GBP/USD = 1,2760, BRL/USD = 0,2755).
Closing rate 31 December 2020: NOK/USD 8,5326
The figures are presented on accrual basis. For the CEC members holding CEC position only part of 2020, all compensations and benefits have been prorated.

2)         All CEC members receive their remuneration in NOK except Alasdair Cook who receives the remuneration in GBP, and Margareth Øvrum who receives the remuneration in BRL and NOK.

3)         Fixed pay consists of base salary and holiday allowance.

4)         Fixed salary addition in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme). Fixed salary addition and base salary are included in the basis for calculating LTI and annual variable pay for the performance year 2020.

5)         The long-term incentive (LTI) element implies an obligation to invest the net amount in Equinor shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Equinor ASA. Lars Christian Bacher’s locked in LTI shares will be released to his disposal at the end of employment. Alasdair Cook participates in Equinor’s international long-term incentive program as described in the section Remuneration policy for international executives.

6)         The permanent CEC members have waived their right to receive annual variable pay (AVP) for the performance year 2020, formally approved by the board of directors.   For the acting CEC members, AVP includes holiday allowance.

7)         Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2019 and is recognised as pension cost in the statement of income for 2020.

8)         Eldar Sætre, Arne Sigve Nylund, Margareth Øvrum, Timothy Dodson and Geir Tungesvik are maintained in the closed defined benefit scheme, whereas the remaining members of corporate executive committee employed by Equinor ASA, is covered by the defined contribution pension scheme.

9)         Includes figures for 2019 CEC members who are also CEC members in 2020.  All members of the CEC in 2019 served their positions in the CEC the full year.

10)      Eldar Sætre retired 1 March 2021, and Anders Opedal was appointed as new president and CEO from 2 November 2020.  Geir Tungesvik was appointed acting EVP for TPD 10 August. Pål Eitrheim led the corporate Covid-19 project, reporting directly to the CEO and Jens Økland was appointed acting EVP for NES from 17 March to 30 June. Timothy Dodson left CEC 31 May and Tore Løseth was appointed acting EVP for EXP from 1 June. Lars Christian Bacher left the CEC 31 October and Svein Skeie was appointed acting CFO from 1 November.

11)      Estimated present value of pension obligation for Eldar Sætre, Margareth Øvrum, Timothy Dodson and Torgrim Reitan includes early retirement benefits.

12)      Terms and conditions for Margareth Øvrum also include compensation according to Equinor’s international assignment terms.

13)      Alasdair Cook’s taxable benefits includes USD 75 thousand in lieu of pension contribution.

There are no loans from the company to members of the corporate executive committee.

178   Equinor, Annual Report on Form 20-F 2020

3.8 Share ownership

The number of Equinor shares owned by the members of the board of directors and the executive committee and/or owned by their close associates is shown below. Individually, each member of the board of directors and the corporate executive committee owned less than 1% of the outstanding Equinor shares.

Equinor, Annual Report on Form 20-F 2020    179

	As of 31 December	As of 14 March
Ownership of Equinor shares (including shares owned by close associates)	2020	2021

Members of the corporate executive committee
Anders Opedal	32,525	32,896
Eldar Sætre	96,218	67,389
Lars Christian Bacher	12,910	9,572
Svein Skeie	41,514	42,318
Jannicke Nilsson	53,018	54,016
Tore Morten Løseth	12,969	13.424
Torgrim Reitan	55,766	55,971
Geir Tungesvik	25,364	26,059
Alasdair Cook	3,057	3,738
Tim Dodson	40,294	39,380
Margareth Øvrum	78,286	50,222
Arne Sigve Nylund	25,345	25,345
Pål Eitrheim	16,687	16,687
Irene Rummelhoff	40,043	40,771

Members of the board of directors
Jon Erik Reinhardsen	4,584	4,584
Jeroen van der Veer	6,000	6,000
Bjørn Tore Godal	0	0
Tove Andersen	2,677	N/A
Rebekka Glasser Herlofsen	0	0
Anne Drinkwater	0	0
Jonathan Lewis	1,100	1,100
Finn Bjørn Ruyter	0	0
Per Martin Labråten	620	620
Hilde Møllerstad	2,362	2,484
Stig Lægreid	8,485	7,069

Individually, each member of the corporate assembly owned less than 1% of the outstanding Equinor shares as of 31 December 2020 and as of 14 March 2021. In aggregate, members of the corporate assembly owned a total of 34,780 shares as of 31 December 2020 and a total of 36,479 shares as of 14 March 2021. Information about the individual share ownership of the members of the corporate assembly is presented in the section 3.8 Corporate assembly, board of directors and management.

The voting rights of members of the board of directors, the corporate executive committee and the corporate assembly do not differ from those of ordinary shareholders.

3.9 External auditor

Our independent registered public accounting firm (external auditor) is independent in relation to Equinor and is appointed by the general meeting of shareholders. Our independent registered public accounting firm, Ernst & Young AS, has been engaged to provide and audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Ernst & Young AS will also issue a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Equinor ASA. The reports are set out in section 4.1.

The external auditor's fee must be approved by the general meeting of shareholders.

Pursuant to the instructions for the board's audit committee approved by the board of directors, the audit committee is responsible for ensuring that the company is subject to an independent and effective external and internal audit. Every year, the external auditor

180   Equinor, Annual Report on Form 20-F 2020

presents a plan to the audit committee for the execution of the external auditor's work. The external auditor attends the meeting of the board that deals with the preparation of the annual accounts.

The external auditor also participates in meetings of the audit committee. The audit committee considers all reports from the external auditor before they are considered by the board. The audit committee meets at least five times a year and both the board and the board’s audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company’s management being present.

The audit committee evaluates and makes a recommendation to the board, the corporate assembly and the general meeting of shareholders regarding the choice of external auditor. The committee is responsible for ensuring that the external auditor meets the requirements in Norway and in the countries where Equinor is listed. The external auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

When evaluating the external auditor, emphasis is placed on the firm's qualifications, capacity, local and international availability and the auditor’s fee.

The audit committee's policies and procedures for pre-approval

In its instructions for the audit committee, the board has delegated authority to the audit committee to pre-approve assignments to be performed by the external auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's pre-approval of assignments to be performed by the external auditor.

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

Remuneration of the external auditor in 2018 – 2020

In the annual Consolidated financial statements and in the parent company's financial statements, the independent auditor's remuneration is split between the audit fee and the fee for audit-related, tax and other services. The chair presents the breakdown between the audit fee and the fee for audit-related, tax and other services to the annual general meeting of shareholders.

The following table sets out the aggregate fees related to professional services rendered by Equinor's external auditor Ernst & Young AS, for the fiscal years 2019 and 2020, and KPMG AS for the fiscal year 2018 and until 15 May 2019.

Auditor's remuneration
	Full year
(in USD million, excluding VAT)	2020	2019	2018

Audit fee Ernst & Young (principal accountant from 2019)	10.7	4.7
Audit fee KPMG (principal accountant 2018)		2.8	7.1
Audit related fee Ernst & Young (principal accountant from 2019)	1.0	0.5
Audit related fee KPMG (principal accountant 2018)		1.2	1.0
Tax fee Ernst & Young (principal accountant from 2019)	0.0	0.2
Tax fee KPMG (principal accountant 2018)		0.0	0.0
Other service fee Ernst & Young (principal accountant from 2019)	0.0	0.9
Other service fee KPMG (principal accountant 2018)		0.0	0.0

Total remuneration	11.7	10.3	8.1

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

Equinor, Annual Report on Form 20-F 2020    181

or review of the company's financial statements, such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Tax and Other services fees  include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e. certain agreed procedures.

In addition to the figures in the table above, the audit fees and audit-related fees relating to Equinor operated licences for the years 2020, 2019 and 2018 amounted to USD 0.5 million, USD 0.5 million and USD 0.9 million, respectively.

3.10 Risk management and internal controls

Risk management

The board focuses on ensuring adequate control of the company's internal control and overall risk management. Two times a year, the board is presented with and discusses the main risks and risk issues Equinor is facing, based on enterprise risk management. The board is also provided with the main risks related to cases for investment decisions. The board´s audit committee assists the board and acts as a preparatory body in connection with monitoring of the company´s internal control, internal audit and risk management systems. The board´s safety, sustainability and ethics committee monitors and assesses safety, sustainability and climate-related risks which are relevant for Equinor´s operations and both committees report regularly to the full board.

Equinor manages risk to make sure that operations are safe and in compliance with requirements. Our overall risk management approach includes continuously assessing and managing risks related to our activities in order to support the achievement of our principal objectives, i.e. value creation and avoiding incidents.

The company has a separate corporate risk committee chaired by the chief financial officer. The committee meets around four to six times a year to give advice and make recommendations on Equinor's enterprise risk management. Further information about the company's risk management is presented in section 2.12 of the form 20-F Risk review.

All risks are related to Equinor's activities in the value chain - from access, maturing, project execution and operations to market. In addition to the financial impact these risks could have on Equinor's cash flows, we have also implemented procedures and systems to reduce safety, security and business integrity incidents (such as fraud and corruption), as well as any reputation impact resulting from human rights, labour standards and transparency issues. Most of the risks are managed by principal business area line managers. Some operational risks are insured by the captive insurance company, which operates in the Norwegian and international insurance markets.

Controls and procedures

This section describes controls and procedures relating to our financial reporting.

Evaluation of disclosure controls and procedures

The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by the Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of 31 December 2020, our disclosure controls and procedures were not effective.

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

182   Equinor, Annual Report on Form 20-F 2020

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

The management of Equinor has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December 2020 was not effective due to the existence of control deficiencies (a) in the operation of controls related to our management of IT user access controls that in aggregate represent a material weakness in our internal control over financial reporting and (b) in the design and operation of controls relating to sales and purchases of liquids and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing (“MMP”) segment, that in aggregate represent a material weakness in our internal control over financial reporting.

Material weaknesses

IT user access controls management

IT user access controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel. During our assessment of internal control over financial reporting at the end of 2019, management identified a material weakness due to control deficiencies related to IT general controls over IT systems that support our financial reporting process. Specifically, control deficiencies were identified in the operation of controls related to user access controls management to appropriately segregate duties and to adequately restrict user and privileged access to financial applications, data and programs to appropriate Company personnel. The deficiencies related to insufficient controls with respect to granting access, lack of performance of review controls covering segregation of duties, sensitive and critical access.

Although remediation actions were implemented during 2020, control deficiencies remained unremediated at 31 December 2020. The ineffective controls included: (a) the annual review of user access controls covering non-user (generic) accounts impacting multiple systems, (b) the annual system security (passwords) control impacting multiple systems, (c) the periodic infrastructure access review control impacting multiple systems, (d) the annual compensating control did not include all documentation required to demonstrate accuracy and completeness and did not include IT infrastructure (database and operating systems) or non-user (generic) accounts, (e) the periodic review of critical and/or sensitive access rights and segregation of duties conflicts impacting multiple systems and (f) the end-user access controls in certain locations. The deficiencies were due to incomplete review of users, control attributes not being consistently and completely performed and/or insufficient evidence to support control performance. In addition, there were insufficient compensating controls to address the risks. Management has concluded that these control deficiencies in aggregate constitute a material weakness in IT user access controls management.

Controls relating to sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment

Management identified a number of control deficiencies in the MMP segment. Controls relating to the pricing of sales and purchases of liquids and gas were concluded ineffective at
31 December 2020. Furthermore, there were unremediated control deficiencies in sales and purchases of liquids and gas, including inventory variation, and power trading, including deficiencies resulting from IT access controls. The ineffective controls were designed to prevent and detect material misstatements in our revenue, purchases (net of inventory variation) and related balance sheet accounts in the financial statements. The deficiencies related to the design, control execution, review and exception resolution procedures and evidence of control performance. Deficiencies were also identified in controls to verify the completeness and accuracy of data and reports and prices used in controls. Management has concluded that the control deficiencies related to sales and purchases of liquids and gas, including inventory variation, and power trading in the MMP segment in aggregate constitute a material weakness.

The deficiencies in controls described above did not result in a material misstatement to the Consolidated financial statements. However, the deficiencies in IT user access controls management, when aggregated, and the deficiencies in the MMP segment, when aggregated, each created a more than remote possibility that a material misstatement to the Consolidated financial statements would not be prevented or detected on a timely basis.

Management has analysed the material weaknesses and performed additional analysis and procedures in preparing our Consolidated financial statements. We have concluded that our Consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weaknesses

Equinor, Annual Report on Form 20-F 2020    183

described above, Equinor’s management has not identified any other deficiencies that have led management to conclude that Equinor’s internal control over financial reporting was not effective.

Attestation report of the registered public accounting firm

The effectiveness of internal control over financial reporting as of 31 December 2020 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits the Consolidated financial statements in this report. Their report on internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of 31 December 2020.

Remediation plan

Our management, with the oversight of our Audit Committee, is actively undertaking remediation efforts to address the material weaknesses identified above.

During 2020 we initiated the following remedial actions to address the 2019 material weakness relating to the IT user access control management:

•           Provided training to all relevant personnel to strengthen competence at the relevant levels across the organization regarding risks and internal controls. In addition, we provided targeted one-to-one coaching to all IT control performers.

•           Improved the operation of controls by redesigning the IT control framework to add new controls. In addition, we have strengthened segregation of duty risk management and reduced the number of segregations of duty conflicts.

•           Strengthened our coordination and monitoring activities by establishing a dedicated IT compliance team to support the control performers. We also increased the monitoring of control execution and assessed deficiencies and performed risk mitigation procedures when deficiencies were identified.

We believe that the remediation work completed to date has improved our IT user access controls management. However, the remediation plan did not, prior to 31 December 2020, sufficiently remediate the material weakness identified in 2019.

Our further remediation plans to address the material weaknesses described above include the following key actions:

IT user access controls management remedial actions

•           Assess the IT user access review controls and, where applicable, clarify the control attributes and ensure operating effectiveness throughout the year.

•           Increase the frequency of the existing annual review and security controls to strengthen the control framework.

•           Continue improving coordination and monitoring activities related to the execution of the IT user access management controls, including further clarification of the documentation requirements.

•           Continue providing targeted training and coaching of relevant personnel to strengthen competence at relevant levels.

Remedial actions related to controls over sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment

•           Improve the control design, including the assessment of the frequency of the existing annual controls and the implementation of additional preventive and automated controls.

•           Conduct further training and clarify the documentation requirements, improve the deviation handling procedures and increase monitoring activities.

•           Provide targeted training and coaching of relevant personnel executing controls, especially as to requirements for review controls and for ensuring completeness and accuracy of data and reports used in these controls.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weaknesses. However, there is no assurance as to when such remediation will be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above.

Changes in internal control over financial reporting

Other than as described above, there were no significant changes in our internal control over financial reporting during the year ended 31 December 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

184   Equinor, Annual Report on Form 20-F 2020

4.1 Consolidated financial statements

of the Equinor group

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as of
31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union.

We also audited the reclassification and disaggregation (the “adjustments”) described in Note 3 Segments that were applied to the Revenues from contracts with customers and other revenue disclosure in the 2018 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 14 March 2021 and expressed an adverse opinion thereon.

Revision of Segment Reporting

As discussed in Note 3 to the Consolidated Financial Statements, the Company revised its segment reporting. The revision has been retrospectively adjusted for the year ended 31 December 2019.

Adoption of New Accounting Standard

As discussed in Note 22 to the Consolidated Financial Statements, the Company changed its method of accounting for leases due to the adoption of IFRS 16 Leases on 1 January 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Supplemental Information

The accompanying supplementary oil and gas information has been subjected to audit procedures performed in conjunction with the audits of the Company’s Consolidated Financial Statements. Such information is the responsibility of the Company’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Equinor, Annual Report on Form 20-F 2020    185

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amounts of production plants and oil and gas assets including assets under development

Description of the Matter

As at 31 December 2020, the Company has recognised production plants and oil and gas assets including assets under development of USD 47,928 million and USD 11,778 million, respectively, within Property, plant and equipment. Refer to Notes 2 and 10 to the Consolidated Financial Statements for the related disclosures. As described in Note 2, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management’s estimate of the recoverable amount of assets is complex and involves high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate. These assumptions are forward-looking and can be affected by future economic and market conditions. Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management’s review of assumptions and inputs to the calculations of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, involving valuation specialists to assist in the evaluation of the methods and models used in the calculation of the recoverable amount (including the relevant tax effects) and testing the clerical accuracy of the models through independently recalculating the value in use. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Company’s internal procedures. Also, we considered the professional qualifications and competency of the internal qualified professionals responsible for overseeing the Company’s estimation of expected reserves. For those assets previously impaired, we evaluated actual results versus the forecasts used in historical impairment analyses.

To test price assumptions, we evaluated management’s methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We also involved valuation specialists to assist in evaluating the reasonableness of the Company’s assessment of currency exchange rates and the discount rate, including the Company’s methodologies and key assumptions used to calculate the rates.

Estimation of the asset retirement obligation

Description of the Matter

As at 31 December 2020, the Company has recognised a provision for decommissioning and removal activities of USD 17,292 million classified within Provisions and other liabilities. Refer to Notes 2 and 20 to the Consolidated Financial Statements for disclosures related to the asset retirement obligation (ARO) provision.

Auditing management’s estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the appropriate provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rate, currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management’s review of assumptions used in the calculation of the ARO.

To test management’s estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by inquiring with relevant personnel and comparing significant additions to property, plant and equipment to management’s assessment of new ARO obligations recognized in the period. We also evaluated the methodology used and performed a sensitivity analysis of management’s assumptions in order to evaluate which assumptions have the most impact on the estimate.

We compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. We involved our valuation specialists to assist in testing the clerical accuracy of the models used by recalculating formulas and evaluating the models used in the calculation of the ARO provision, including performing sensitivity assessments.

186   Equinor, Annual Report on Form 20-F 2020

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2019.

Stavanger, Norway

14 March 2021

Equinor, Annual Report on Form 20-F 2020    187

Report of Independent Registered Public Accounting Firm

The board of directors and shareholders of Equinor ASA

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below, the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Equinor ASA and subsidiaries (the Company) for the year ended 31 December 2018, and the related notes (collectively, the consolidated financial statements). The 2018 consolidated financial statements before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes noted in the paragraph below, present fairly, in all material respects, the results of  operations of the Company and its cash flows for the yearended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

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

Revision of Segment Reporting

As discussed in Note 3 of the consolidated financial statements, the Company revised its segment reporting. The revision has been retrospectively adjusted for the year ended 31 December 2018.

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

Stavanger, Norway

5 March 2019

Except for revisions to segment reporting in Note 3, as to which the date is

14 March 2021.

188   Equinor, Annual Report on Form 20-F 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on Internal Control Over Financial Reporting

We have audited Equinor ASA and subsidiaries’ internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effects of the material weaknesses described below on the achievement of the objectives of the control criteria, Equinor ASA and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because the Company did not maintain effective controls over a) IT user access management to ensure appropriate segregation of duties that adequately restrict sensitive and critical access to significant applications and infrastructure, and maintain effective application and IT-dependent controls in the preparation of the consolidated financial statements and b) sales and purchases of liquids and gas, including inventory variation, and power trading, in the Marketing, Midstream and Processing (“MMP”) segment related to revenue, purchases (net of inventory variation) and related balance sheet accounts in the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 14 March 2021. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 Consolidated Financial Statements, and this report does not affect our report dated 14 March 2021, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting as set out in section 3.10 Risk management and internal control. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Equinor, Annual Report on Form 20-F 2020    189

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

/s/ Ernst & Young AS

Stavanger, Norway

14 March 2021

190   Equinor, Annual Report on Form 20-F 2020

CONSOLIDATED STATEMENT OF INCOME
		Full year
(in USD million)	Note	2020	2019	2018

Revenues	3	45,753	62,911	78,555
Net income/(loss) from equity accounted investments	12	53	164	291
Other income	4	12	1,283	746

Total revenues and other income	3	45,818	64,357	79,593

Purchases [net of inventory variation]		(20,986)	(29,532)	(38,516)
Operating expenses		(8,831)	(9,660)	(9,528)
Selling, general and administrative expenses		(706)	(809)	(758)
Depreciation, amortisation and net impairment losses	10, 11	(15,235)	(13,204)	(9,249)
Exploration expenses	11	(3,483)	(1,854)	(1,405)

Total operating expenses		(49,241)	(55,058)	(59,456)

Net operating income/(loss)	3	(3,423)	9,299	20,137

Interest expenses and other financial expenses		(1,392)	(1,450)	(1,040)
Other financial items		556	1,443	(224)

Net financial items	8	(836)	(7)	(1,263)

Income/(loss) before tax		(4,259)	9,292	18,874

Income tax	9	(1,237)	(7,441)	(11,335)

Net income/(loss)		(5,496)	1,851	7,538

Attributable to equity holders of the company		(5,510)	1,843	7,535
Attributable to non-controlling interests		14	8	3

Basic earnings per share (in USD)		(1.69)	0.55	2.27
Diluted earnings per share (in USD)		(1.69)	0.55	2.27
Weighted average number of ordinary shares outstanding (in millions)		3,269	3,326	3,326
Weighted average number of ordinary shares outstanding, diluted (in millions)		3,277	3,334	3,335

Equinor, Annual Report on Form 20-F 2020    191

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
		Full year
(in USD million)	Note	2020	2019	2018

Net income/(loss)		(5,496)	1,851	7,538

Actuarial gains/(losses) on defined benefit pension plans	19	(106)	427	(110)
Income tax effect on income and expenses recognised in OCI1)		19	(98)	22
Items that will not be reclassified to the Consolidated statement of income		(87)	330	(88)

Foreign currency translation effects		1,064	(51)	(1,652)
Net gains/(losses) from available for sale financial assets		0	0	64
Share of OCI from equity accounted investments	12	0	44	(5)
Items that may subsequently be reclassified to the Consolidated statement of income		1,064	(7)	(1,593)

Other comprehensive income/(loss)		977	323	(1,681)

Total comprehensive income/(loss)		(4,519)	2,174	5,857

Attributable to the equity holders of the company		(4,533)	2,166	5,855
Attributable to non-controlling interests		14	8	3

1) Other Comprehensive Income (OCI).

192   Equinor, Annual Report on Form 20-F 2020

CONSOLIDATED BALANCE SHEET
		At 31 December
(in USD million)	Note	2020	2019

ASSETS
Property, plant and equipment	10, 22	65,672	69,953
Intangible assets	11	8,148	10,738
Equity accounted investments	12	2,262	1,442
Deferred tax assets	9	4,974	3,881
Pension assets	19	1,310	1,093
Derivative financial instruments	25	2,476	1,365
Financial investments	13	4,083	3,600
Prepayments and financial receivables	13	861	1,214

Total non-current assets		89,786	93,285

Inventories	14	3,084	3,363
Trade and other receivables	15	8,232	8,233
Derivative financial instruments	25	886	578
Financial investments	13	11,865	7,426
Cash and cash equivalents	16	6,757	5,177

Total current assets		30,824	24,778

Assets classified as held for sale	4	1,362	0

Total assets		121,972	118,063

EQUITY AND LIABILITIES
Shareholders’ equity		33,873	41,139
Non-controlling interests		19	20

Total equity	17	33,892	41,159

Finance debt*	18	29,118	21,754
Lease liabilities*	22	3,220	3,191
Deferred tax liabilities	9	11,224	9,410
Pension liabilities	19	4,292	3,867
Provisions and other liabilities	20	19,731	17,951
Derivative financial instruments	25	676	1,173

Total non-current liabilities		68,260	57,346

Trade, other payables and provisions	21	10,510	10,450
Current tax payable		1,148	3,699
Finance debt*	18	4,591	2,939
Lease liabilities*	22	1,186	1,148
Dividends payable	17	357	859
Derivative financial instruments	25	1,710	462

Total current liabilities		19,502	19,557

Liabilities directly associated with the assets classified as held for sale	4	318	0

Total liabilities		88,081	76,904

Total equity and liabilities		121,972	118,063

* Lease liabilities are separated from the line item Finance debt and 2019 is reclassified.

Equinor, Annual Report on Form 20-F 2020    193

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income/(loss)			7,535			7,535	3	7,538
Other comprehensive income/(loss)			(24)	(1,652)	(5)	(1,681)		(1,681)
Total comprehensive income/(loss)								5,857
Dividends	5	333	(3,064)			(2,726)		(2,726)
Other equity transactions		(19)	0			(19)	(8)	(27)

At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990

Net income/(loss)			1,843			1,843	8	1,851
Other comprehensive income/(loss)			330	(51)	44	323		323
Total comprehensive income/(loss)								2,174
Dividends			(3,453)			(3,453)		(3,453)
Share buy-back		(500)				(500)		(500)
Other equity transactions		(15)	(29)			(44)	(7)	(52)

At 31 December 2019	1,185	7,732	37,481	(5,258)	0	41,139	20	41,159

Net income/(loss)			(5,510)			(5,510)	14	(5,496)
Other comprehensive income/(loss)			(87)	1,064	0	977		977
Total comprehensive income/(loss)								(4,519)
Dividends			(1,833)			(1,833)		(1,833)
Share buy-back	(21)	(869)				(890)		(890)
Other equity transactions		(11)	0			(11)	(15)	(25)

At 31 December 2020	1,164	6,852	30,050	(4,194)	0	33,873	19	33,892

Refer to note 17 Shareholders’ equity and dividends.

194   Equinor, Annual Report on Form 20-F 2020

CONSOLIDATED STATEMENT OF CASH FLOWS
		Full year
(in USD million)	Note	2020	2019	2018

Income/(loss) before tax		(4,259)	9,292	18,874

Depreciation, amortisation and net impairment losses	10	15,235	13,204	9,249
Exploration expenditures written off	11	2,506	777	357
(Gains)/losses on foreign currency transactions and balances		646	(224)	166
(Gains)/losses on sale of assets and businesses	4	18	(1,187)	(648)
(Increase)/decrease in other items related to operating activities		918	1,016	(526)
(Increase)/decrease in net derivative financial instruments	25	(451)	(595)	409
Interest received		162	215	176
Interest paid		(730)	(723)	(441)

Cash flows provided by operating activities before taxes paid and working capital items		14,045	21,776	27,615

Taxes paid		(3,134)	(8,286)	(9,010)

(Increase)/decrease in working capital		(524)	259	1,090

Cash flows provided by operating activities		10,386	13,749	19,694

Cash used in business combinations1)	4	0	(2,274)	(3,557)
Capital expenditures and investments		(8,476)	(10,204)	(11,367)
(Increase)/decrease in financial investments		(3,703)	(1,012)	1,358
(Increase)/decrease in derivative financial instruments		(620)	298	238
(Increase)/decrease in other interest bearing items		202	(10)	343
Proceeds from sale of assets and businesses	4	505	2,608	1,773

Cash flows used in investing activities		(12,092)	(10,594)	(11,212)

New finance debt	18	8,347	984	998
Repayment of finance debt	18, 22	(3,332)	(2,419)	(2,875)
Dividends paid	17	(2,330)	(3,342)	(2,672)
Share buy-back	17	(1,059)	(442)	0
Net current finance debt and other financing activities		1,365	(277)	(476)

Cash flows provided by/(used in) financing activities	18	2,991	(5,496)	(5,024)

Net increase/(decrease) in cash and cash equivalents		1,285	(2,341)	3,458

Foreign currency translation effects		294	(38)	(292)
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	5,177	7,556	4,390

Cash and cash equivalents at the end of the period (net of overdraft)	16	6,757	5,177	7,556

1)Net after cash and cash equivalents acquired.

Cash and cash equivalents include bank overdrafts which were zero at 31 December 2020, 2019 and 2018.

Interest paid  in cash flows provided by operating activities excludes capitalised interest of USD 308 million, USD 480 million and USD 552 million for the years ending 31 December 2020, 2019 and 2018, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities.

Equinor, Annual Report on Form 20-F 2020    195

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

The Consolidated financial statements of Equinor for the full year 2020 were authorised for issue in accordance with a resolution of the board of directors on 14 March 2021.

2 Significant accounting policies

Statement of compliance

The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2020.

Basis of preparation

The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. The policies described in this note are, unless otherwise noted, in effect at the balance sheet date. These policies have been applied consistently to all periods presented in these Consolidated financial statements, except as otherwise noted in disclosure related to the impact of policy changes following the adoption of new accounting standards and voluntary changes in 2020. Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

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

Changes in significant accounting policies in the current period

IFRS 3 Business Combinations

The amendments to IFRS 3, issued in October 2018 and effective from 1 January 2020, introduce clarification to the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, and they narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs. The amendments also establish an optional test to identify a concentration of fair value that, if applied and met, would lead to the conclusion that an acquired set of activities and assets is not a business. Equinor has implemented the amendments effective from 1 January 2020. The amendments are applied for relevant transactions that occur on or after the implementation date but have no effect on the financial statements prior to the implementation.

IFRS 16 Leases

IASB issued amendments to IFRS 16 Leases regarding Covid-19-related rent concessions with effective date from 1 June 2020. The amendments permit lessees, as a practical expedient, not to assess whether particular Covid-19-related rent concessions are lease modifications. Therefore, if meeting the conditions, lessees that apply the practical expedient would recognise the amount of rent forgiven on or before 30 June 2021 in income in the year of the concession. In the absence of the practical expedient, it would have been recognised in income over the duration of the contract. For Equinor, these amendments have no material effect, as Equinor has only received immaterial payable rent-reliefs from our lessors.

Other standard amendments and interpretations of standards

196   Equinor, Annual Report on Form 20-F 2020

Other standard amendments or interpretations of standards effective as of 1 January 2020 and adopted by Equinor, were not material to Equinor’s Consolidated financial statements upon adoption.

Standards, amendments to standards, and interpretations of standards, issued but not yet adopted

At the date of these Consolidated financial statements, the following standards, amendments to standards and interpretations of standards applicable to Equinor have been issued but were not yet effective.

Interest rate benchmark reform - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Following the decision taken by global regulators to replace Interbank Offered Rates (IBORs) with alternative nearly risk-free rates (RFRs), IASB has released two publications addressing issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an RFR (phase one), and issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR (phase two), typically modifications to contracts as a result of the reform. The amendments provide specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash flows changes as a result of interest rate benchmark reform.  As a practical expedient, the amendments require an entity to change the basis for determining the contractual cash flows prospectively by revising the effective interest rate. Had the expedient not existed, the financial instrument should be derecognised by such a contractual change, or, if the modification was insubstantial, the carrying value of the financial instrument recalculated and the adjustment recognised as a profit/loss. This practical expedient only applies when the change in the basis for determining the contractual cash flows is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. Other amendments to a contract that are not a direct result of the IBOR reform but performed at the same time are not part of the exemption, hence follow the normal policies in IFRS 9. The amendments also provide a non-exhaustive list of examples of changes that give rise to a new basis for determining the contractual cash flows that is economically equivalent to the previous basis.

For Equinor, the transition is relevant for issued bonds with floating interest rates, terms of conditions for bank accounts, project financing, legal contracts and joint venture cash calls as well as for derivatives. Equinor is currently gathering data, mapping contracts and quantifying exposures. Currently, the IBOR reform seems to mainly cause work-load effects from updating and exchanging the interest rate terms for thousands of contracts. Equinor’s risk management strategy has not changed noticeably following the IBOR reform and we do not expect any material financial impact from the reform.

While the phase one amendments were effective from 1 January 2020, the phase two amendments are mandatory and effective for annual periods beginning on or after 1 January 2021, with earlier application permitted. Equinor will apply the amendments at the effective date.

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

When partially divesting subsidiaries which do not constitute a business, and the investment is reclassified to an associate or a jointly controlled investment, Equinor only recognises the gain or loss on the divested part.

Non-controlling interests are presented separately within equity in the Consolidated balance sheet.

Joint operations and similar arrangements, joint ventures and associates

A joint arrangement is present where Equinor holds a long-term interest which is jointly controlled by Equinor and one or more other partners under a contractual arrangement in which decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures.

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

Equinor, Annual Report on Form 20-F 2020    197

Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business, are accounted for in accordance with the requirements applicable to business combinations.

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

Joint ventures, in which Equinor has rights to the net assets, are accounted for using the equity method. These currently include the majority of Equinor’s investments in the New Energy Solutions (NES) operating segment, presented within the reporting segment ‘Other’.

Equinor’s participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified as equity accounted investments. Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in Equinor’s share of net assets of the entity, less distributions received and less any impairment in value of the investment. The part of an equity accounted investment’s dividend distribution exceeding the entity’s carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net profit in the investment that exceeds the dividend already reflected as income. Goodwill may arise as the surplus of the cost of investment over Equinor’s share of the net fair value of the identifiable assets and liabilities of the joint venture or associate. Such goodwill is recorded within the corresponding investment. The Consolidated statement of income reflects Equinor’s share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity’s assets based on their fair values at the date of acquisition. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor’s main operating activities. Where material differences in accounting policies arise, adjustments to the financial statements of equity accounted entities are made in order to bring the accounting policies applied in line with Equinor’s. Material unrealised gains on transactions between Equinor and its equity accounted entities are eliminated to the extent of Equinor’s interest in each equity accounted entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equinor assesses investments in equity accounted entities for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Equinor as operator of joint operations and similar arrangements

Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours’ incurred basis to business areas and Equinor operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements reduce the costs in the Consolidated statement of income. Only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet. The accounting for lease contracts in joint operations or similar arrangements depends on whether or not Equinor or all partners equally have the primary responsibility for the lease payments and is described in further detail in the paragraph Leases below.

Reporting segments

Equinor identifies its operating segments (business areas) on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's corporate executive committee (CEC). Equinor combines business areas when these satisfy relevant aggregation criteria.

Equinor's accounting policies as described in this note also apply to the specific financial information included in reporting segments-related disclosure in these Consolidated financial statements, with an exception for leases. Note 3 Segments includes further information about lease accounting in the reporting segments.

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

198   Equinor, Annual Report on Form 20-F 2020

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

Revenue recognition

Equinor presents Revenue from contracts with customers and Other revenue as a single caption, Revenues, in the Consolidated statement of income.

Revenue from contracts with customers

Revenue from contracts with customers is recognised upon satisfaction of the performance obligations for the transfer of goods and services in each such contract. The revenue amounts that are recognised reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial instruments or part of Equinor’s trading activities, they are settled and presented on a net basis. Sales of Equinor’s own produced oil and gas volumes are always reflected gross as Revenue from contracts with customers.

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

Income tax

Equinor, Annual Report on Form 20-F 2020    199

Income tax in the Consolidated statement of income comprises current and deferred tax expense. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in OCI.

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually, and the most likely amount for probable liabilities to be paid (unpaid potential tax exposure amounts, including penalties) and for assets to be received (disputed tax positions for which payment has already been made) in each case is recognised within Current tax or Deferred tax as appropriate. Interest income and interest expenses relating to tax issues are estimated and recognised in the period in which they are earned or incurred and are presented within Net financial items in the Consolidated statement of income. Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject to the initial recognition exemption. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. In order for a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, taking into account the existence of contracts, production of oil or gas in the near future based on volumes of proved reserves, observable prices in active markets, expected volatility of trading profits, expected foreign currency rate movements and similar facts and circumstances. When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items.

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

Capitalised exploration and evaluation expenditures, including expenditures to acquire mineral interests in oil and gas properties related to offshore wells that find proved reserves, are transferred from Exploration expenditures and Acquisition costs - oil and gas prospects (Intangible assets) to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For onshore wells where no sanction is required, the transfer from Exploration expenditures and Acquisition cost – oil and gas prospects (Intangible assets) to Property, plant and equipment occurs at the time when a well is ready for production.

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

A gain related to a post-tax-based disposition of assets on the NCS includes the release of tax liabilities previously computed and recognised related to the assets in question. The resulting after-tax gain is recognised in full in Other income in the Consolidated statement of income.

Consideration from the sale of an undeveloped part of an onshore asset reduces the carrying amount of the asset. The part of the consideration that exceeds the carrying amount of the asset, if any, is reflected in the Consolidated statement of income under Other income.

Even exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Property, plant and equipment

Property, plant and equipment is reflected at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, if any, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Proceeds from production ahead of a project’s final approval are regarded as ‘early production’ and is recognised as revenue rather than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of PSAs in certain countries, and which qualify for recognition as assets of Equinor. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

200   Equinor, Annual Report on Form 20-F 2020

Exchanges of assets are measured at fair value, primarily of the asset given up, unless the fair value of neither the asset received, nor the asset given up is measurable with sufficient reliability.

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

Assets classified as held for sale

Non-current assets are classified separately as held for sale in the Consolidated balance sheet when their carrying amount will be recovered through a sales transaction rather than through continuing use. This condition is met only when the sale is highly probable, which is when the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sale transaction, are correspondingly also classified separately. Once classified as held for sale, property, plant and equipment and intangible assets are not subject to depreciation or amortisation. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Leases

A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a lessee, each contract that meets the definition of a lease is recognised in the Consolidated balance sheet. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments is recognised as a lease liability. A corresponding right-of-use (RoU) asset is recognised, including also lease payments and direct costs incurred at or before the commencement date. Future lease payments are reflected as interest expense and a reduction of lease liabilities. The RoU assets are depreciated over the shorter of each contract’s term and the assets’ useful life.

The present value of fixed lease payments (or variable lease payments, if the payment depends on an index or a rate) is calculated using the interest rate implicit in the lease, or if that rate cannot be readily determined, Equinor’s incremental borrowing rate, for the non-cancellable period Equinor has the right to use the underlying asset. Extension options are included in the lease term if they are considered reasonably certain to be exercised.

Short term leases (12 months or less) and leases of low value assets are not reflected in the Consolidated balance sheet but are expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used.

Many of Equinor’s lease contracts, such as rig and vessel leases, involve several additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts is accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved.

Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, the related lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor’s participation interest in the licence. When Equinor is considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%). Equinor derecognises a portion of the RoU asset equal to the non-operator’s interests in the lease, and replace it with a corresponding financial lease receivable, if a financial

Equinor, Annual Report on Form 20-F 2020    201

sublease is considered to exist between Equinor and the licence. A financial sublease will typically exist where Equinor enters into a contract in its own name, has the primary responsibility for the external lease payments, the underlying asset will only be used on one specific licence, and the costs and risks related to the use of the asset are carried by that specific licence.

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

Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognised for any noncontrolling interest over the fair value of the identifiable assets acquired and liabilities assumed in a business combination at the acquisition date. Goodwill acquired is allocated to each cash generating unit (CGU), or group of units, expected to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts based on the difference between the acquisition cost and the transferred tax depreciation basis. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis the deferred tax has been computed.

Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.

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

Cash and cash equivalents include cash in hand, current balances with banks and similar institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date. Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Contractually mandatory deposits in escrow bank accounts are included as restricted cash if the deposits are provided as part of the Group’s operating activities and therefore is deemed as held for the purpose of meeting short‑term cash commitments, and the deposits can be released from the escrow account without undue expenses. Cash and cash equivalents and current financial investment are accounted for at amortised cost or at fair value through profit or loss.

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

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty, in which case they are shown net in the Consolidated balance sheet.

Financial assets are de-recognised when rights to cash flows and risks and rewards of ownership are transferred through a sales transaction or the contractual rights to the cash flows expire, are redeemed, or cancelled. Gains and losses arising on the sale, settlement or cancellation of financial assets are recognised either in interest income and other financial items or in interest and other finance expenses within Net financial items.

Inventories

Commodity inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses. Inventories of drilling and spare parts are reflected according to the weighted average method.

Impairment

202   Equinor, Annual Report on Form 20-F 2020

Impairment of property, plant and equipment and intangible assets other than goodwill

Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount. In Equinor's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as the disaggregation of one original CGU into several.

In assessing whether a write-down of the carrying amount of a potentially impaired asset is required, the asset's carrying amount is compared to the recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost of disposal and its value in use. Fair value less cost of disposal is determined based on comparable recent arm’s length market transactions or based on Equinor’s estimate of the price that would be received for the asset in an orderly transaction between market participants. Such fair value estimates are mainly based on discounted cash flow models, using assumed market participants’ assumptions, but may also reflect market multiples observed from comparable market transactions or independent third-party valuations. Value in use is determined using a discounted cash flow model. The estimated future cash flows applied in establishing value in use are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Equinor's most recently approved long-term forecasts. Assumptions and economic conditions in establishing the long-term forecasts are reviewed by management on a regular basis and updated at least annually. See note 10 Property, plant and equipment for a presentation of the most recently updated commodity price assumptions. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Equinor's principles and assumptions and are consistently applied.

In performing a value-in-use-based impairment test, the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects’ cash flow. Equinor regards country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influence the expected cash flow of a project and which is not part of the project itself. The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

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

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer be relevant or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

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

Equinor, Annual Report on Form 20-F 2020    203

Financial liabilities are presented as current if the liability is expected to be settled as part of Equinor’s normal operating cycle, the liability is due to be settled within 12 months after the balance sheet date, Equinor does not have the right to defer settlement of the liability more than 12 months after the balance sheet date, or if the liabilities are held for the purpose of being traded. Financial liabilities are de-recognised when the contractual obligations are settled, or if they expire, are discharged or cancelled. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised either in Interest income and other financial items or in Interest and other finance expenses within Net financial items.

Share buy-backs

Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. The remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.

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

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. Such sales and purchases of physical commodity volumes are reflected in the Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, which are recognised upon delivery.

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not qualifying as own use prior to settlement, the changes in fair value prior to settlement is included in gain/(loss) on commodity derivatives. The resulting impact upon physical settlement is shown separately and included in Other revenues. Actual physical deliveries made by Equinor through such contracts are included in Revenue from contracts with customers at contract price.

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

Equinor's proportionate share of multi-employer defined benefit plans are recognised as liabilities in the Consolidated balance sheet to the extent that sufficient information is available, and a reliable estimate of the obligation can be made.

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

204   Equinor, Annual Report on Form 20-F 2020

expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary.

The net interest related to defined benefit plans is calculated by applying the discount rate to the opening present value of the benefit obligation and opening present value of the plan assets, adjusted for material changes during the year. The resulting net interest element is presented in the Consolidated statement of income within Net financial items. The difference between estimated interest income and actual return is recognised in the Consolidated statement of comprehensive income.

Past service cost is recognised when a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan) occurs, or when recognising related restructuring costs or termination benefits. The obligation and related plan assets are re-measured using current actuarial assumptions, and the gain or loss is recognised in the Consolidated statement of income.

Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Equinor ASA's functional currency being USD, the significant part of Equinor's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligations include the impact of exchange rate fluctuations.

Contributions to defined contribution schemes are recognised in the Consolidated statement of income in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement of income as periodic pension cost, while changes in fair value of notional assets are reflected in the Consolidated statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor operated joint operations (licences) on an hours’ incurred basis and recognised in the statement of income based on the function of the cost.

Onerous contracts

Equinor recognises as provisions the net obligation under contracts defined as onerous. Contracts are deemed to be onerous if the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received in relation to the contract. The provision for onerous contracts comprises the costs that relate directly to the contract, both incremental costs and an allocation of other costs that relate directly to fulfilling the contracts. A contract which forms an integral part of the operations of a CGU whose assets are dedicated to that contract, and for which the economic benefits cannot be reliably separated from those of the CGU, is included in impairment considerations for the applicable CGU.

Asset retirement obligations (ARO)

Provisions for ARO costs are recognised when Equinor has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows, adjusted for a credit premium which reflects Equinor's own credit risk. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations or be based on commitments associated with Equinor's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers. The provisions are classified under Provisions in the Consolidated balance sheet.

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

Equinor, Annual Report on Form 20-F 2020    205

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

Distinguishing between operators and joint operations as lessees in the application of IFRS 16 Leases

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and consequently whether such contracts should be reflected gross (100%) in the operator’s financial statements, or according to each joint operation partner’s proportionate share of the lease.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor as this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences).

As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

Acquisition accounting

Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-case basis. Acquisitions are assessed under the relevant IFRS criteria to establish whether the transaction represents a business combination or an asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and in terms of future periods’ operating income.  The amendments to IFRS 3, effective from 1 January 2020 and implemented by Equinor, provide clarification to the definition of a business, but do not diminish the fact that critical judgements apply when deciding on whether a transaction is a business combination. Depending on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made, have largely been concluded to represent asset purchases.

Key sources of estimation uncertainty

The preparation of the Consolidated financial statements requires that management makes estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses. The estimates are prepared based on tailormade models, while the assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future set of conditions.

206   Equinor, Annual Report on Form 20-F 2020

Equinor is exposed to a number of underlying economic factors which affect the overall results, such as liquids prices, natural gas prices, refining margins, foreign currency exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in these factors. In addition, Equinor's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field development and operating activities.

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

Consequences of initiatives to limit climate changes and the energy transition

The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant components of some of the economic assumptions in our estimations of future cash flow, including for example commodities prices. The results the development of such initiatives may have in the future, and the degree Equinor operations will be affected by them are a source of uncertainty. The assumptions may change which could materialize in different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments).

Equinor is transitioning towards becoming a broad energy company, ambitious to be a leading company in the energy transition needed to change the global energy mix for the world to reach the climate targets set out in the Paris Agreement. Estimating global energy demand towards 2050 is an extremely difficult task, assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors, and Equinor’s long-term perspectives must be based on scenarios that span these outcomes, building on different plausible combinations of assumptions for where global energy markets may develop. These different scenarios are continually used as a backdrop when considering accounting estimates.

Equinor aims to be leading in the energy transition and has the ambition to become a net-zero energy company by 2050. However, despite a record drop in global emissions in 2020, the world is far from doing enough to achieve a decisive decline needed to achieve net-zero emissions by 2050 in support of the Paris Agreement. It is Equinor’s belief that in order to reach a scenario with less than a 2 degrees Celsius increase, global energy-related CO2-emissions must drop 4% on average every single year and by two thirds within 2050. This can only be reached by a combination of changing the energy mix from fossil fuels to renewable energy and slowing the economic growth in industrialised regions in favour of emerging regions where economic growth accelerate. A reprising of goods and services must provide incentives for wealthier countries to reduce waste and overconsumption. Equinor’s commodity price assumptions that are used for value-in-use impairment testing are set in accordance with accounting regulations that require such estimates to be based on management’s best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This includes the energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risk, technology and cost development and other factors. The best estimate price-set is currently not equal to a price-set in accordance with the achievements of the goals in the Paris Agreement as described in the WEO sustainability development scenerio. A future change in the trajectory of how the world acts with regards to implementing actions in accordance with a net-zero energy environment, supporting the goals in the Paris Agreement, could hence have a negative impact on the valuation of Equinor’s oil and gas assets. See note 10 Property, plant and equipment for an impairment sensitivity based on a price set considered in alignment with the goals in the Paris Agreement.

The Covid-19 pandemic

During 2020, the Covid-19 pandemic has slowed economic growth and had dramatic consequences for energy demand, particularly mobility fuels. The collapse in commodity prices seen in the first half of 2020, though followed by a partial rebound in the second half, significantly impacted the energy industry and Equinor by an unprecedented decrease in short term demand and increased uncertainty with regards to the phase of recovery and future oil and gas demand. The increasing momentum and commitment towards a transition into a low carbon future aided by technological advances and decreasing cost of renewable energy has also increased the uncertainty in estimating the future development in supply and demand. According to the International Energy Agency (IEA), Global energy demand in 2020 was estimated to drop by 5-6%. The OPEC+ agreement to continue production cuts of some 7 mmboe per day in the first quarter of 2021 to clear surpluses built up over the pandemic, has supported prices to levels not seen since January 2020. When setting Equinor’s estimates for global supply, demand and commodity prices, management has factored in the effects of global roll-out of vaccines during 2021, allowing an accelerated re-opening of the economy through the year. Even though we expect the cyclical economic upturn to continue into 2022 where GDP growth rates should normalise from the effects of the pandemic, we expect the global oil demand never to reach pre-pandemic levels. But second and third wave Covid-19 lockdowns which continue to dampen demand are likely to put a cap on prices in the short-term. We acknowledge that the speed and effect of global vaccination as well as the scope of monetary and fiscal governmental stimuli will affect the economy, the outlook is highly uncertain and dominated by downside risks such as virus infection flare-ups, high unemployment suppressing consumption and increasing public and private debt levels, and as such the full resulting operational and economic impact for Equinor cannot be fully ascertained at this time.

Apart from the financial impact, Equinor has only experienced immaterial effects on production from assets in operation, due to actions taken to maintain and secure safe production during the pandemic. Minor virus outbreaks at some of our facilities have occurred, but effective measures such as isolation and quarantines combined with social distancing and increased sanitation requirements have prevented production shutdown, and operations have not been significantly impacted. For projects under development, the Covid-19 pandemic has impacted progress due to

Equinor, Annual Report on Form 20-F 2020    207

personnel limitations on offshore and onshore facilities / yards due to infection control measures and associated travel restrictions for migrant workforce. The situation is still unpredictable and may have additional consequences for the progress and costs of our projects.

Actions taken to mitigate the impact of the pandemic and commodity price decline, including the USD 3 billion action plan implemented in the spring of 2020, have had consequences on investment level and activity level in general. Capital expenditure has been reduced during 2020, representing both final reductions (stopped projects i.e. based on updated future price estimates and break-even levels) and changes with regards to scope and timing. As a result, some value creation has been cut or delayed. Part of cost improvements and cost cuts identified and implemented during 2020 as part of the action plan are expected to be of a sustainable nature and impact future cost levels. Cost related to activities postponed from 2020 due to the pandemic will impact cost when these activities are carried out.

Energy demand development and commodity prices

During 2020, Equinor has revised the future short- and long-term commodity price assumptions, and while Covid-19 has had a significant effect on the energy demand in 2020 and is expected to still have an effect on short term prices, the energy and climate change politics, population and economic growth, technology development and such other factors are expected to have a more pervasive effect on the energy demand development, energy mix development and commodity prices for oil and gas for decades to come. The revised assumptions have led to significant impairment of assets, and we refer to note 10 Property, plant and equipment for management’s best estimate of future commodity prices and the portfolio’s sensitivity to additional impairments for an additional decline of commodity prices of 30% over the lifetime of the assets. A 30% decline in commodity prices for the period up until 2050 represents management’s best estimate of a reasonably possible change, considering the beforementioned circumstances.

Oil and gas reserves estimates

Reserves estimates are complex and based on a high degree of professional judgement involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. Recoverable oil and gas quantities are always uncertain. The reliability of these estimates at any point in time depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. Reserves quantities are, by definition, discovered, remaining, recoverable and economic.

Proved oil and gas reserves

Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, for instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before the contracts providing the right to operate expire. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured.

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

Expected oil and gas reserves

Changes in the expected oil and gas reserves, for instance as a result of changes in prices, may materially impact the amounts of asset retirement obligations, as a consequence of timing of the removal activities, and value-in-use calculations for oil and gas assets, possibly affecting impairment testing and also the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for development. Recoverable oil and gas quantities are always uncertain. As per Equinor’s internal guidelines, expected reserves are defined as the ‘forward looking mean reserves’ when based on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves is the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used.

208   Equinor, Annual Report on Form 20-F 2020

Expected oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and classified in accordance with the Norwegian resource classification system issued by the Norwegian Petroleum Directorate.

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

Impairment/reversal of impairment

Equinor has significant investments in property, plant and equipment and intangible assets. Changes in the circumstances or expectations of future performance of an individual asset may be an indicator that the asset is impaired, requiring it’s carrying amount to be written down to its recoverable amount. Impairments are reversed if conditions for impairment are no longer present. In certain circumstances, due to technological changes, as a result of the transition from fossil fuels to renewable energy to limit global warming or for other reasons causing a significant global drop in demand and commodity prices, there is a possible risk that certain investments in upstream production of fossil energy, especially those with a long time horizon, can be impaired to such a degree that production shuts down, never to commence – so-called “stranded assets”. Equinor does not have any stranded assets as of now. Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates will also affect value-in-use, especially for NCS-assets, where the functional currency is NOK. The continued development of the Covid-19 pandemic and the mitigating actions performed by governmental health authorities, and the unknown speed of the new energy transition, cause a volatile market environment, with difficult conditions for predictions and setting reasonable key assumptions. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows, including pandemic-related or climate-related matters affecting those assumptions. For example, Covid-19 effects have been factored into the estimated future cash flows with a reduced demand for oil and gas and lower commodity prices, particularly for the short term. Climate-related matters (see also section above related to consequences of initiatives to limit climate changes and the energy transition) are expected to have more pervasive effects on the energy industry, affecting not only supply, demand and commodity prices, but also technology-changes, increased emission-related levies and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.

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

Where recoverable amounts are based on estimated future cash flows, reflecting Equinor’s, market participants’ and other external sources’ assumptions about the future and discounted to their present value, the estimates involve complexity. Impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, foreign currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country risk among others, in order to establish relevant future cash flows. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs and in determining the ultimate terminal value of an asset. The phase and strength of the energy transition and the ambition of a net-zero emission by 2050 in accordance with the Paris Agreement is uncertain and will impact management assessment of future commodity prices and consequently the value of Equinor’s oil and gas assets. A global tax on CO2 emissions will have a negative impact on the valuation of Equinor’s oil and gas assets, but this risk is partially mitigated by Equinor’s currently applied internal carbon price of USD 56 per tonne carbon dioxide equivalent to all potential projects and investments. In countries where the actual or predicted carbon price is higher (such as in Norway where both a CO2 tax and the EU Emission Trading System apply), Equinor applies the actual or expected cost. The Norwegian government has in 2021 announced their intentions to increase the tax on CO2 emissions from NOK 590 per tonne to NOK 2000 per tonne by the year 2030. Compared to Equinor’s estimates at 31 December 2020, it is expected that the cost increase for Equinor for the year 2030 will be approximately USD 0.4 billion pre-tax. Such an increase will affect the value-in-use calculations used for impairment evaluations for assets where this tax applies.

Asset retirement obligations

Equinor has significant obligations to decommission and remove offshore installations at the end of the production period. Establishing the appropriate estimates for such obligations involve the application of judgement and involve an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to new renewable energy may also influence the timing of the production period, hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary considerably depending on the assumed removal

Equinor, Annual Report on Form 20-F 2020    209

complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of significant judgement.

Income tax

Every year Equinor incurs significant amounts of income taxes payable to various jurisdictions around the world and may recognize significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations regarding amounts in Equinor’s tax returns, which are filed in a considerable number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions through litigation.

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

The Covid-19 pandemic has increased the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient future taxable income before tax losses expire. Climate-related matters and the transition to carbon-neutral energy-consumption globally could also influence Equinor’s future taxable profits, and ability to utilise tax losses carried forward and the recognition of deferred tax assets in certain tax jurisdictions.

210   Equinor, Annual Report on Form 20-F 2020

Levies and other government takes

Equinor has a global business and these activities are subject to different indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters, public fiscal balance and other political trends by issuing new laws or other regulations stipulating changes in value added tax, tax on emissions, customs duties or other levies which can affect profitability and even the viability on Equinor’s business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations and we refer to note 23 Other commitments, contingent liabilities and contingent assets for a presentation of contingent liabilities arising from such legal proceedings.

3 Segments

Equinor’s operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The development and production business areas are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas: DPN on the Norwegian continental shelf, DPB in Brazil, DPUSA in USA and DPI worldwide outside of DPN, DPB and DPUSA.

Exploration activities are managed by the EXP business area, which has the global responsibility across the group for discovery and appraisal of new resources. Exploration activities are allocated to and presented in the respective development and production business areas.

TPD is responsible for the global project portfolio, well delivery, new technology and sourcing across Equinor. The activities are allocated and presented in the respective business areas receiving the deliveries.

The MMP business area is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and liquified natural gas), electricity and emission rights, as well as transportation, processing and manufacturing of the above-mentioned commodities, operations of refineries, terminals and processing - and power plants and low carbon solutions including carbon capture and storage which was previously the responsibility of the NES business area.

The NES business area is responsible for wind parks and other renewable energy solutions.

The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar revenue growth, net operating income, the assets’ long-term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consists of the business areas DPN, DPUSA and MMP respectively. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P International, E&P Norway, E&P USA and MMP reporting segments.

As from the second quarter of 2020, Equinor changed its internal reporting to management (CEC), impacting the composition of Equinor's operating and reporting segments. Equinor’s upstream activities in the USA is from the second quarter reported separately to management. The fact that such information is also considered to be valuable for the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 were considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. The new structure has been reflected retrospectively with restated comparable figures.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

Equinor, Annual Report on Form 20-F 2020    211

Segment data for the years ended 31 December 2020, 2019 and 2018 are presented below. The measurement basis of segment profit is net operating income/(loss). In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Full year 2020	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	91	452	368	44,605	249	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	4	(17,547)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	168	0	53

Total revenues and other income	11,895	3,489	2,615	44,945	421	(17,547)	45,818

Purchases [net of inventory variation]	(0)	(72)	0	(38,072)	1	17,157	(20,986)
Operating, selling, general and administrative expenses	(2,829)	(1,440)	(1,313)	(5,060)	419	685	(9,537)
Depreciation, amortisation and net impairment losses	(5,546)	(3,471)	(3,824)	(1,453)	(940)	0	(15,235)
Exploration expenses	(423)	(2,071)	(990)	0	1	0	(3,483)

Total operating expenses	(8,798)	(7,054)	(6,127)	(44,586)	(519)	17,842	(49,241)

Net operating income/(loss)	3,097	(3,565)	(3,512)	359	(98)	296	(3,423)

Additions to PP&E, intangibles and equity accounted investments	4,851	2,608	1,068	190	1,044	0	9,761

Balance sheet information
Equity accounted investments	3	1,125	0	92	1,042	0	2,262
Non-current segment assets	35,833	17,329	12,376	4,147	4,135	0	73,820
Non-current assets not allocated to segments							13,704

Total non-current assets							89,786

212   Equinor, Annual Report on Form 20-F 2020

Full year 2019	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total

(in USD million)		(restated)	(restated)

Revenues third party, other revenue and other income	1,048	1,685	441	60,491	527	0	64,194
Revenues inter-segment	17,769	4,376	3,792	439	4	(26,379)	0
Net income/(loss) from equity accounted investments	15	24	6	25	93	0	164

Total revenues and other income	18,832	6,085	4,239	60,955	624	(26,379)	64,357

Purchases [net of inventory variation]	(1)	(34)	0	(54,454)	(1)	24,958	(29,532)
Operating, selling, general and administrative expenses	(3,284)	(1,684)	(1,668)	(4,897)	272	793	(10,469)
Depreciation, amortisation and net impairment losses	(5,439)	(2,228)	(4,133)	(600)	(804)	0	(13,204)
Exploration expenses	(478)	(668)	(709)	0	0	0	(1,854)

Total operating expenses	(9,201)	(4,614)	(6,510)	(59,951)	(533)	25,750	(55,058)

Net operating income/(loss)	9,631	1,471	(2,271)	1,004	92	(629)	9,299

Additions to PP&E, intangibles and equity accounted investments	7,316	2,851	3,004	788	823	0	14,782

Balance sheet information
Equity accounted investments	3	321	0	90	1,028	0	1,442
Non-current segment assets	33,795	20,784	16,774	5,124	4,214	0	80,691
Non-current assets not allocated to segments							11,152

Total non-current assets							93,285

Equinor, Annual Report on Form 20-F 2020    213

Full year 2018	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
(in USD million)		(restated)	(restated)

Revenues third party, other revenues and other income	588	2,758	423	75,487	45	0	79,301
Revenues inter-segment	21,877	5,195	3,991	291	2	(31,355)	0
Net income/(loss) from equity accounted investments	10	23	8	16	234	0	291

Total revenues and other income	22,475	7,978	4,421	75,794	280	(31,355)	79,593

Purchases [net of inventory variation]	2	(23)	(3)	(69,296)	(0)	30,805	(38,516)
Operating, selling, general and administrative expenses	(3,270)	(1,569)	(1,437)	(4,377)	(288)	653	(10,286)
Depreciation, amortisation and net impairment losses	(4,370)	(2,394)	(2,198)	(215)	(72)	0	(9,249)
Exploration expenses	(431)	(586)	(387)	0	0	0	(1,405)

Total operating expenses	(8,069)	(4,575)	(4,022)	(73,888)	(360)	31,458	(59,456)

Net operating income /(loss)	14,406	3,402	400	1,906	(79)	103	20,137

Most of the renewable assets in Equinor Group are accounted for using the equity method and the results are presented in the Other reporting segment. The net income from the equity accounted investments within the operating segment NES was USD 163 million in the full year 2020, USD 95 million in 2019 and USD 234 million in 2018.

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

214   Equinor, Annual Report on Form 20-F 2020

Revenues from contracts with customers by geographical areas

Equinor has business operations in more than 30 countries.  When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for 2020, Norway constitutes 80% and USA constitutes 14%. For 2019 the revenues to Norway and USA constituted 75% and 18% respectively, and for 2018 75% and 18% respectively.

Non-current assets by country
	At 31 December
(in USD million)	2020	2019

Norway	42,192	40,292
USA	13,172	17,776
Brazil	8,203	8,724
UK	4,398	5,657
Azerbaijan	1,683	1,598
Canada	1,527	1,672
Russia	973	447
Denmark	953	984
Algeria	808	915
Angola	725	1,564
Other countries	1,447	2,504

Total non-current assets1)	76,082	82,133

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues
(in USD million)	2020	2019	2018

Crude oil	24,509	33,505	40,948

Natural gas1)	7,213	11,281	14,070
- European gas	5,839	9,366	11,675
- North American gas	1,010	1,359	1,581
- Other incl LNG	363	556	814

Refined products	6,534	10,652	13,124
Natural gas liquids	5,069	5,807	7,167
Transportation	1,083	967	1,033
Other sales	681	445	903

Total revenues from contracts with customers	45,088	62,657	77,246

Over/Under lift			137
Taxes paid in-kind	93	344	865
Physically settled commodity derivatives2)	209	(1,086)	488
Gain/(loss) on commodity derivatives	108	732	(216)
Other revenues	256	265	36
Total other revenues	665	254	1,309

Revenues	45,753	62,911	78,555

1) Retrospectively applied the disaggregation of Natural gas revenues in the 2018 financial statements.

2) Retrospectively reclassified Physically settled commodity derivatives to Total other revenues, previously presented as Natural gas revenue included in Total revenues from contracts with customers in the 2018 financial statements.

Equinor, Annual Report on Form 20-F 2020    215

4 Acquisitions and disposals

2020

Acquisition onshore Russia

In the fourth quarter  of 2020, Equinor closed a transaction with Rosneft to acquire a 49% interest in the limited liability company LLC KrasGeoNaC (KGN) which holds twelve conventional onshore exploration and production licences in Eastern Siberia. The cash consideration at closing, including interim period adjustment, was USD 384 million. In addition to the cash consideration, Equinor recognised a contingent consideration of USD 145 million related to future exploration expenses. The total consideration for the acquisition of USD 529 million has been accounted using equity method in the line item Equity accounted investment and reported in the E&P International segment.

As part of this agreement, Equinor extinguished its exploration commitments offshore in the Sea of Okhotsk and as such has no outstanding obligations in that area. The previous commitment in the Sea of Okhotsk has been charged to the income statement at estimated fair value of USD 166 million. The charge has been accounted as Net income/(loss) from equity accounted investments in the E&P International segment.

Divestment of 10% interest in Dogger Bank Farm A and B

In the fourth quarter of 2020, Equinor entered into an agreement with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of around GBP 202.5 million (USD 273 million). The financial close was reached at
26 February 2021 and the total consideration after adjustments was GBP 206.4 million. The carrying amount of the interests to be disposed of is insignificant and is classified as held for sale. After closing, the new overall shareholding in Dogger Bank A and Dogger Bank B will be SSE (40%), Equinor (40%) and Eni (20%). Subsequent to closing in 2021, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES included in the Other segment. See note 26 Subsequent events for further information.

Bakken onshore unconventional field

Bakken onshore unconventional field has been classified as held for sale. The assets and liabilities related to Bakken field is included in the reporting segment E&P USA. Equinor has together with a deal advisor actively marketed Bakken, and an agreement to sell was agreed 9 February 2021, see note 26 Subsequent events. Equinor has recognized an impairment to the estimated fair value, see note 3 Segments.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast

In the third quarter of 2020, Equinor entered into an agreement with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a total consideration before adjustments of USD 1.1 billion of which USD 500 million was prepaid at the end of December 2020, presented in the line items Cash and cash equivalents and Trade, other payables and provisions in the Consolidated balance sheet. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the US. Following the transaction, Equinor will remain the operator with a 50% interest. The 100% interest share has been reclassified as held for sale. After the transaction Equinor will account for the interest as a joint venture using equity method of accounting. The transaction was closed 29 January 2021 and the gain related to the disposed interests was recognised. For further information see note 26 Subsequent events. Upon transaction closing, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES which is included in the Other segment.

Divestment of remaining shares in Lundin

In the second quarter  of 2020, Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

Investment in interest onshore Argentina

In the first quarter of 2020, Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including final adjustments is USD 187 million. In the second quarter, Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a final consideration of USD 44 million. The investment in SPM is accounted for as a joint venture using the equity method and reported in the E&P International segment.

2019

Divestment of interest in Arkona offshore windfarm

In the fourth quarter of 2019 Equinor closed an agreement to sell a 25% ownership interest in the AWE-Arkona-Windpark Entwicklunds-GMBH to EIP Offshore Wind Germany I Holding GMBH for a total amount of EUR 475 million (USD 526 million) including interim period settlement. Following the transaction, Equinor retains a 25% interest in the Arkona offshore windfarm. RWE Renewables will remain the operator with a 50% interest. A gain of USD 212 million has been presented in the line item Other income in the Consolidated statement of income in the Other segment.

Divestment of interest in Eagle Ford asset in the onshore USA

216   Equinor, Annual Report on Form 20-F 2020

In the fourth quarter of 2019 Equinor closed an agreement to sell all its interests in the Eagle Ford onshore asset as well as all of Equinor’s shares in Edwards Lime Gathering LLC for a consideration of USD 352 million. An immaterial loss has been presented in the line item Operating expenses in the Consolidated statement of income. The loss on sale is presented in the E&P USA segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico

In the third quarter of 2019 Equinor received governmental approval and closed a deal to acquire preferential rights to an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. The total consideration, including interim period settlement, was USD 813 million in cash. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 850 million and increased liabilities of USD 37 million. The transaction increased Equinor’s interest in the field from 23.55% to 46.00%. The transaction was recognised in the E&P USA segment.

Acquisition of interest in the Johan Sverdrup field and divestment of Lundin Energy AB shares

In the third quarter of 2019 Equinor closed a deal to divest a 16% shareholding in Lundin Energy AB (Lundin) for a direct interest of 2.6% in the Johan Sverdrup field in addition to a cash consideration. The consideration for the Lundin shares was SEK 14,510 million (USD 1,508 million) at the closing date, while the consideration for the Johan Sverdrup interest was USD 981 million including interim period settlement.

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

Acquisition of interest in Rosebank project in UK

In the first quarter of 2019 Equinor closed an agreement to acquire Chevron’s 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the E&P International segment.

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

Equinor, Annual Report on Form 20-F 2020    217

Acquisition of Beacon Wind offshore wind lease in USA

In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. The transaction was accounted for as an asset acquisition. Upon completion the acquisition was recognised in the Other segment as an increase in the intangible assets.

2018

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

Acquisition of Cobalt’s North Platte interest in the Gulf of Mexico

In the first quarter of 2018 Equinor’s co-bid with Total in the bankruptcy auction for Cobalt’s interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the E&P USA segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

5 Financial risk and capital management

General information relevant to financial risks

Equinor's business activities naturally expose Equinor to financial risk. Equinor’s approach to risk management includes assessing and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most important market risks and

218   Equinor, Annual Report on Form 20-F 2020

the natural hedges inherent in Equinor’s portfolio. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation.

The corporate risk committee, which is headed by the chief financial officer, is responsible Equinor’s Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor’s financial risk policies.

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

Interest rate risk

Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP). Bonds are normally converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Equinor’s long-term debt portfolio see note 18 Finance debt.

Equity price risk

Equinor’s captive insurance company holds listed equity securities as part of its portfolio. In addition, Equinor holds some other listed and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk, defined as the risk of declining equity prices, which can result in a decline in the carrying value of Equinor’s assets recognised in the balance sheet. The equity price risk in the portfolio held by Equinor’s captive insurance company is managed, with the aim of maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.

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

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 5.0 billion, supported by 21 core banks, maturing in 2022.  The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2020 the facility has not been drawn.

Equinor, Annual Report on Form 20-F 2020    219

Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor’s non-current financial liabilities have a weighted average maturity of approximately ten years. Financial markets were volatile in 2020, particular in the first half of the year. Combined with the significant oil price drop and the Covid-19 situation developing rapidly, Equinor decided to issue several bonds.

For more information about Equinor’s non-current financial liabilities, including 2020 bond issuance, see note 18 Finance debt.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor’s financial liabilities.

	At 31 December
	2020			2019
(in USD million)	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities

Year 1	13,388	1,220	1,262	13,388	1,210	204
Year 2 and 3	5,528	1,598	75	4,370	1,483	606
Year 4 and 5	6,489	772	264	6,238	673	175
Year 6 to 10	12,401	752	269	8,449	892	479
After 10 years	14,614	162	425	10,567	349	370

Total specified	52,421	4,504	2,294	43,012	4,607	1,835

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

220   Equinor, Annual Report on Form 20-F 2020

The following table contains the carrying amount of Equinor’s financial receivables and derivative financial instruments split by Equinor’s assessment of the counterparty's credit risk. Trade and other receivables include 2% overdue receivables for 30 days and more. The overdue receivables are mainly joint venture receivables pending the settlement of disputed working interest items payable from Equinor’s working interest partners within the Exploration & Production USA – onshore activities. A provision has been recognized for expected credit losses of trade and other receivables using the expected credit loss model.  Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments

At 31 December 2020
Investment grade, rated A or above	211	1,954	1,850	465
Other investment grade	24	2,288	478	287
Non-investment grade or not rated	262	3,176	148	134

Total financial assets	497	7,418	2,476	886

At 31 December 2019
Investment grade, rated A or above	682	2,089	962	201
Other investment grade1)	80	2,409	358	270
Non-investment grade or not rated1)	296	2,876	44	107

Total financial assets	1,057	7,374	1,365	578

1) Because of an adjusted investment grade classification, the line items Other investment grade and Non-investment grade or not rated has been reclassified for 2019. Under Trade and other receivables, Non-current derivative financial instrument and Current derivative financial instruments, the respective amounts of USD 2,368 million, USD 44 million and USD 98 million has been moved from Other investment grade to Non-investment grade or not rated.

For more information about Trade and other receivables, see note 15 Trade and other receivables.

At 31 December 2020, USD 1,704 million of cash was held as collateral to mitigate a portion of Equinor's credit exposure. At 31 December 2019, USD 585 million was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps, cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2020, USD 3,738 million have been offset and USD 387 million presented as liabilities do not meet the criteria for offsetting. At 31 December 2019, USD 1,661 million were offset and USD 603 million was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduce the credit exposure in the derivative financial instruments presented in the table above as they will offset in a potential default situation for the counterparty. For trade and other receivables subject to similar master netting agreements USD 1,684 million have been offset as of 31 December 2020, and respectively USD 1,309 million as of 31 December 2019.

Equinor, Annual Report on Form 20-F 2020    221

Capital management

The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor’s primary focus is on maintaining its credit rating in the A category on a stand alone basis (ignoring uplifts for Norwegian Government ownership). Equinor’s current long-term ratings are AA- with a negative outlook (including one notch uplift) and Aa2 with a negative outlook (including two notch uplift) from S&P and Moody’s, respectively. In order to monitor financial robustness on a day to day basis, a key ratio utilized by Equinor is the non-GAAP metric of “Net interest-bearing debt adjusted (ND) to Capital employed adjusted (CE)”.

	At 31 December
(in USD million)	2020	2019

Net interest-bearing debt adjusted, including lease liabilities (ND1)	20,121	17,219
Net interest-bearing debt adjusted (ND2)	15,716	12,880
Capital employed adjusted, including lease liabilities (CE1)	54,012	58,378
Capital employed adjusted (CE2)	49,608	54,039

Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	37.3%	29.5%

Net debt to capital employed adjusted (ND2/CE2)	31.7%	23.8%

ND1 is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD 627 million and USD 791 million for 2020 and 2019, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 4,405 million and USD 4,339 million for 2020 and 2019, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.

6 Remuneration

	Full year
(in USD million, except average number of employees)	2020	2019	2018

Salaries1)	2,625	2,766	2,863
Pension costs2)	432	446	463
Payroll tax	368	413	409
Other compensations and social costs	283	330	318

Total payroll costs	3,707	3,955	4,052

Average number of employees3)	21,700	21,400	20,700

1)      Salaries include bonuses, severance packages and expatriate costs in addition to base pay.

2)      See note 19 Pensions.

3)      Part time employees amount to 2% for 2020, 4% for 2019 and 3% for 2018.

Total payroll expenses are accumulated in cost-pools and partly charged to partners of Equinor operated licences on an hours incurred basis.

222   Equinor, Annual Report on Form 20-F 2020

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

	Full year
(in USD thousand)1)	2020	2019	2018

Current employee benefits	8,986	10,958	12,471
Post-employment benefits	589	661	667
Other non-current benefits	14	18	21
Share-based payment benefits	119	147	197

Total benefits	9,708	11,782	13,356

1) All figures in the table are presented on accrual basis.

For management remuneration details, see note 4 Remuneration in the parent company financial statements and notes.

At 31 December 2020, 2019 and 2018 there are no loans to the members of the BoD or the CEC.

Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 74 million, USD 73 million and USD 72 million related to the 2020, 2019 and 2018 programmes, respectively. For the 2021 programme (granted in 2020), the estimated compensation expense is USD 79 million. At 31 December 2020 the amount of compensation cost yet to be expensed throughout the vesting period is USD 164 million.

See note 17 Shareholders’ equity and dividends for more information about share-based compensation..

7 Other expenses

Auditor's remuneration
	Full year
(in USD million, excluding VAT)	2020	2019	2018

Audit fee Ernst & Young (principal accountant from 2019)	10.7	4.7
Audit fee KPMG (principal accountant 2018)		2.8	7.1
Audit related fee Ernst & Young (principal accountant from 2019)	1.0	0.5
Audit related fee KPMG (principal accountant 2018)		1.2	1.0
Tax fee Ernst & Young (principal accountant from 2019)	0.0	0.2
Tax fee KPMG (principal accountant 2018)		0.0	0.0
Other service fee Ernst & Young (principal accountant from 2019)	0.0	0.9
Other service fee KPMG (principal accountant 2018)		0.0	0.0

Total remuneration	11.7	10.3	8.1

In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.5 million, USD 0.5 million and USD 0.9 million for 2020, 2019 and 2018, respectively.

Research and development expenditures

Equinor has Research and development (R&D) activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. Our R&D contributes to maximizing and developing long-term value from Equinor’s assets.

Research and development (R&D) expenditures were USD 254 million, USD 300 million and USD 315 million in 2020, 2019 and 2018, respectively. R&D expenditures are partly financed by partners of Equinor operated licences. Equinor's share of the expenditures has been recognised in the Total operating expenses in the Consolidated statement of income.

Equinor, Annual Report on Form 20-F 2020    223

8 Financial items

	Full year
(in USD million)	2020	2019	2018

Foreign currency exchange gains/(losses) derivative financial instruments	(1,288)	132	149
Other foreign currency exchange gains/(losses)	642	92	(315)

Net foreign currency exchange gains/(losses)	(646)	224	(166)

Dividends received	44	75	150
Gains/(losses) financial investments	473	245	(72)
Interest income financial investments, including cash and cash equivalents	108	124	45
Interest income non-current financial receivables	34	21	27
Interest income other current financial assets and other financial items	95	280	132

Interest income and other financial items	754	746	283

Gains/(losses) other derivative financial instruments	448	473	(341)

Interest expense bonds and bank loans and net interest on related derivatives	(951)	(987)	(922)
Interest expense lease liabilities	(104)	(126)	(23)
Capitalised borrowing costs	308	480	552
Accretion expense asset retirement obligations	(412)	(456)	(461)
Interest expense current financial liabilities and other finance expense	(232)	(360)	(185)

Interest and other finance expenses	(1,392)	(1,450)	(1,040)

Net financial items	(836)	(7)	(1,263)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss and the amortised cost category. For more information about financial instruments by category see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

The line item Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD 1,031 million, USD 861 million, and USD 868 million for 2020, 2019 and 2018, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest income of USD 79 million for 2020, and net interest expense for USD 129 million and USD 55 million for 2019 and 2018, respectively.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through profit or loss category on derivatives related to interest rate risk, with a gain of USD 432 million in 2020. Correspondingly a gain of USD 457 million and a loss of USD 357 million for 2019 and 2018, respectively.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange gain of USD 796 million, a loss of USD 74 million and a loss of USD 422 million from the fair value through profit or loss category for 2020, 2019 and 2018, respectively.

224   Equinor, Annual Report on Form 20-F 2020

9 Income taxes

Significant components of income tax expense
	Full year
(in USD million)	2020	2019	2018

Current income tax expense in respect of current year	(1,115)	(7,892)	(10,724)
Prior period adjustments	313	69	(49)

Current income tax expense	(802)	(7,822)	(10,773)

Origination and reversal of temporary differences	(648)	410	(1,359)
Recognition of previously unrecognised deferred tax assets	130	0	923
Change in tax regulations	(12)	(6)	(28)
Prior period adjustments	94	(23)	(99)

Deferred tax income/(expense)	(435)	381	(563)

Income tax	(1,237)	(7,441)	(11,335)

As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic, the Norwegian Government on
19 June 2020 enacted temporary targeted changes to Norway’s petroleum tax system for investments incurred in 2020 and 2021 and for new projects with Plans for development and operations (PDOs) or Plans for installation and operations (PIOs) submitted to the Ministry of Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over six years. In addition, the tax uplift benefit, which has increased from 20.8% to 24%, will be recognised over one year instead of four years. Tax depreciation towards the ordinary offshore corporate tax (22% tax rate) will continue with a six-year depreciation profile. The tax value of any total taxable losses and unused tax uplift benefit incurred in 2020 and 2021, may be refunded from the authorities.

Equinor, Annual Report on Form 20-F 2020    225

Reconciliation of statutory tax rate to effective tax rate
	Full year
(in USD million)	2020	2019	2018

Income/(loss) before tax	(4,259)	9,292	18,874

Calculated income tax at statutory rate1)	1,445	(2,284)	(5,197)
Calculated Norwegian Petroleum tax2)	(2,126)	(5,499)	(8,189)
Tax effect uplift3)	1,006	632	736
Tax effect of permanent differences regarding divestments	(9)	380	400
Tax effect of permanent differences caused by functional currency different from tax currency	(198)	8	116
Tax effect of other permanent differences	450	395	337
Recognition of previously unrecognised deferred tax assets4)	130	0	923
Change in unrecognised deferred tax assets	(1,685)	(974)	72
Change in tax regulations	(12)	(6)	(28)
Prior period adjustments	408	47	(148)
Other items including foreign currency effects	(647)	(139)	(357)

Income tax	(1,237)	(7,441)	(11,335)

Effective tax rate	(29.0%)	80.1%	60.1%

1)         The weighted average of statutory tax rates was 33.9% in 2020, 24.6% in 2019 and 27.5% in 2018. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates. The change in weighted average statutory tax rate from 2018 to 2019 is also caused by the reduction in the Norwegian statutory tax rate from 23% in 2018 to 22% in 2019.

2)         The Norwegian petroleum tax rate is 56% for 2020 and 2019, and 55% for 2018.

3)         When computing the petroleum tax of 56% on income from the Norwegian continental shelf, an additional tax-free allowance, or uplift, is granted on the basis of the original capitalised cost of offshore production installations. Normally, a 5.2% uplift may be deducted from taxable income for a period of four years starting in the year in which the capital expenditure is incurred. For 2020 temporary rules allow direct deduction of the whole uplift at a rate of 24% in the year the capital expenditure is incurred. For investments made in 2019 the uplift is calculated at a rate of 5.2% per year, while the rate is 5.3% per year for investments made in 2018 and 5.4% per year for investments made in 2017. Transitional rules apply to investments from 5 May 2013 covered by among others Plans for development and operation (PDOs) or Plans for installation and operation (PIOs) submitted to the Ministry of Oil and Energy prior to 5 May 2013. For these investments the rate is 7.5% per year. Unused uplift may be carried forward indefinitely. At year-end 2020 and 2019, unrecognised uplift credits amounted to USD 836 million and USD 1,678 million, respectively.

4)         An amount of USD 923 million of previously unrecognised deferred tax assets was recognised in the E&P International reporting segment in 2018. The recognition of the deferred tax assets is based on the expectation that sufficient taxable income will be available through reversals of taxable temporary differences or future taxable income supported by business forecast.

226   Equinor, Annual Report on Form 20-F 2020

Deferred tax assets and liabilities comprise
(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total

Deferred tax at 31 December 2020
Deferred tax assets	4,676	905	11,205	1,869	787	30	1,811	21,284
Deferred tax liabilities	(0)	(26,607)	0	(4)	(11)	(236)	(676)	(27,533)

Net asset/(liability) at 31 December 2020	4,676	(25,701)	11,205	1,865	777	(206)	1,135	(6,250)

Deferred tax at 31 December 2019
Deferred tax assets	5,173	369	9,397	1,898	733	108	1,612	19,291
Deferred tax liabilities	0	(24,115)	(0)	(0)	(13)	(119)	(573)	(24,820)

Net asset/(liability) at 31 December 2019	5,173	(23,746)	9,397	1,898	720	(11)	1,040	(5,530)

Changes in net deferred tax liability during the year were as follows:
(in USD million)	2020	2019	2018

Net deferred tax liability at 1 January	5,530	5,367	5,213
Charged/(credited) to the Consolidated statement of income	435	(381)	563
Charged/(credited) to Other comprehensive income	(19)	98	(22)
Foreign currency translation effects and other effects	304	446	(386)

Net deferred tax liability at 31 December	6,250	5,530	5,367

Equinor, Annual Report on Form 20-F 2020    227

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

	At 31 December
(in USD million)	2020	2019

Deferred tax assets	4,974	3,881
Deferred tax liabilities	11,224	9,410

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2020 and 2019 the deferred tax assets of USD 4,974 million and USD 3,881 million, respectively, were primarily recognised in Norway, Angola, Brazil, the UK and Canada. Of these amounts, USD 2,328 million and USD 995 million, respectively, is recognised in entities which have suffered a tax loss in either the current or preceding period. The losses will be utilised through reversal of taxable temporary differences and other taxable income from production of oil and gas. It is considered probable based on business forecasts and a history of taxable income that such profits will be available.

Unrecognised deferred tax assets
	At 31 December
	2020		2019
(in USD million)	Basis	Tax	Basis	Tax

Deductible temporary differences	2,866	1,204	2,550	1,138
Unused tax credits	0	212	0	0
Tax losses carried forward	23,434	5,677	18,259	4,366

Total unrecognised deferred tax assets	26,300	7,093	20,809	5,504

Approximately 14% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire after 2031. The unrecognised tax credits expire in the period 2030-2038, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year-end 2020, unrecognised deferred tax assets in the USA and Angola represents USD 4,649 million and USD 740 million of the total unrecognised deferred tax assets of USD 7,093 million. Similar amounts for 2019 were USD 3,788 million in the USA and USD 833 million in Angola of a total of USD 5,504 million. The remaining unrecognised deferred tax assets originates from several different tax jurisdictions.

228   Equinor, Annual Report on Form 20-F 2020

10 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets4)	Total

Cost at 31 December 2019	2,818	179,063	8,920	909	10,371	5,339	207,422
Additions and transfers	68	6,849	110	27	2,417	968	10,438
Disposals at cost	(28)	(243)	(7)	(0)	(5)	(13)	(295)
Assets reclassified to held for sale	(66)	(9,095)	0	(15)	(159)	0	(9,335)
Foreign currency translation effects	13	3,781	214	7	429	75	4,520

Cost at 31 December 2020	2,806	180,355	9,238	929	13,053	6,370	212,751

Accumulated depreciation and impairment losses at 31 December 2019	(2,395)	(125,327)	(7,051)	(475)	(892)	(1,329)	(137,469)
Depreciation	(102)	(8,240)	(248)	(23)	0	(874)	(9,488)
Impairment losses	(201)	(4,667)	(516)	(36)	(445)	(25)	(5,889)
Reversal of impairment losses	0	218	0	0	0	0	218
Transfers	18	(68)	(1)	(0)	41	0	(10)
Accumulated depreciation and impairment on disposed assets	27	231	7	0	1	11	278
Accumulated depreciation and impairment assets classified as held for sale	65	8,373	0	12	75	0	8,525
Foreign currency translation effects	(9)	(2,947)	(196)	(3)	(56)	(35)	(3,244)

Accumulated depreciation and impairment losses at 31 December 2020	(2,596)	(132,427)	(8,005)	(524)	(1,275)	(2,251)	(147,079)

Carrying amount at 31 December 2020	209	47,928	1,232	405	11,778	4,119	65,672

Estimated useful lives (years)	3 - 20	UoP1)	15 - 20	20 - 332)		1 - 193)

Equinor, Annual Report on Form 20-F 2020    229

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets4)	Total

Cost at 31 December 2018	3,596	166,766	8,660	932	14,961	0	194,916
Implementation of IFRS 16 Leases	(813)	(184)	0	0	0	4,989	3,992
Cost at 1 January 2019	2,783	166,582	8,660	932	14,961	4,989	198,908
Additions through business combinations	1	1,706	5	0	381	0	2,093
Additions and transfers	44	16,023	300	(16)	(4,448)	426	12,330
Disposals at cost	(7)	(4,911)	(0)	(7)	(59)	(35)	(5,020)
Effect of changes in foreign exchange	(2)	(337)	(44)	(0)	(464)	(41)	(888)

Cost at 31 December 2019	2,818	179,063	8,920	909	10,371	5,339	207,422

Accumulated depreciation and impairment losses at 31 December 2018	(2,802)	(119,589)	(6,613)	(465)	(185)	0	(129,654)
Implementation of IFRS 16 Leases	511	106	0	0	0	(617)	0
Accumulated depreciation and impairment losses at 1 January 2019	(2,291)	(119,483)	(6,613)	(465)	(185)	(617)	(129,654)
Depreciation	(120)	(8,555)	(298)	(25)	0	(752)	(9,750)
Impairment losses	(6)	(2,430)	(178)	(3)	(707)	(26)	(3,350)
Reversal of impairment losses	0	120	0	0	0	0	120
Transfers	13	(134)	(0)	13	26	42	(40)
Accumulated depreciation and impairment on disposed assets	7	4,540	0	5	0	24	4,576
Effect of changes in foreign exchange	1	616	38	(0)	(26)	(1)	628

Accumulated depreciation and impairment losses at 31 December 2019	(2,395)	(125,327)	(7,051)	(475)	(892)	(1,329)	(137,469)

Carrying amount at 31 December 2019	423	53,736	1,870	434	9,479	4,011	69,953

Estimated useful lives (years)	3 - 20	UoP1)	15 - 20	20 - 332)		1 - 193)

1)         Depreciation according to unit of production method (UoP), see note 2 Significant accounting policies.

2)         Land is not depreciated.

3)         Depreciation linearly over contract period.

4)         See note 22 Leases.

The carrying amount of assets transferred to Property, plant and equipment from Intangible assets  in 2020 and 2019 amounted to USD 89 million and USD 213 million, respectively.

For assets reclassified to held for sale, see note 4 Acquisitions and disposals.

230   Equinor, Annual Report on Form 20-F 2020

Net impairments/(reversal) of impairments

Full year	Property, plant and equipment			Intangible assets3)			Total
(in USD million)	2020	2019	2018	2020	2019	2018	2020	2019	2018

Producing and development assets1)	5,671	3,230	(604)	680	608	237	6,351	3,838	(367)
Goodwill1)				42	164	0	42	164	0
Other intangible assets1)				8	41	0	8	41	0
Acquisition costs related to oil and gas prospects2)				657	49	52	657	49	52

Total net impairment loss/(reversal) recognised	5,671	3,230	(604)	1,386	863	289	7,057	4,093	(315)

1)         Producing and development assets, refining and manufacturing plants, goodwill and other intangible assets are subject to impairment assessment under IAS 36. The total net impairment losses recognised under IAS 36 in 2020 amount to USD 6,401 million, compared to 2019 when the net impairment amounted to USD 4,043 million, including impairment of acquisition costs - oil and gas prospects (intangible assets).

2)         Acquisition costs related to exploration activities, subject to impairment assessment under the successful efforts method (IFRS 6).

3)         See note 11 Intangible assets.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).

The base discount rate for VIU calculations is 5.0% (2019: 6%) real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the NES segment, in periods with fixed low risk income a lower discount rate will be considered. A derived pre-tax discount is in the range of 8-15% for E&P Norway, 5-10% for E&P International, 6-7% for E&P USA and 6-11% for MMP depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. See note 2 Significant accounting policies to the Consolidated financial statements  for further information regarding impairment on property, plant and equipment.

The table below describes per area the assets being impaired/(reversed) and the valuation method used to determine the recoverable amount; the net impairment/(reversal), and the carrying amount after impairment.

		At 31 December 2020		At 31 December 2019
(in USD million)	Valuation method	Carrying amount after impairment	Net impairment loss/ (reversal)	Carrying amount after impairment	Net impairment loss/ (reversal)

Exploration & Production Norway	VIU	7,042	1,219	4,406	1,119
Exploration & Production USA - onshore1)	VIU	4,676	(19)	7,509	1,631
	FVLCOD	1,122	2,331	0	610
Exploration & Production USA - offshore Gulf of Mexico2)	VIU	2,808	305	1,079	292
North America - offshore other areas3)	VIU	53	146	0	0
Europe and Asia	VIU	3,687	1,280	645	(18)
Marketing, Midstream & Processing	VIU	1,297	824	65	178
	FVLCOD	668	228	0	0
Right of use assets/Other	VIU	265	36	0	26

Total		21,619	6,351	13,704	3,838

1) Formerly named as North America - unconventional
2) Formerly named as North America - conventional offshore US Gulf of Mexico
3) Formerly named as North America - conventional other areas

Equinor, Annual Report on Form 20-F 2020    231

Exploration & Production Norway

In 2020 the impairments were USD 1,219 million, mainly because of reduction in future price estimates. Negative reserve revisions and increased cost estimates added to the impairment losses.

In 2019 impairment losses of USD 1,119 million were recognised. The impairments were triggered by cost increases and decreased price assumptions. The impairment amount was impacted by how tax uplift is to be included in the pre-tax net present value estimate.

Exploration & Production USA - onshore

In 2020 the net impairment was USD 2,313 million of which USD 680 million was classified as exploration expenses. The impairment losses of USD 2,547 million of which USD 743 million classified as exploration expenses, were caused by decreased price assumptions and a change to fair value less cost of disposal valuation in relation to held for sale classification. The impairment reversals of USD 234 million were caused by improved production profile.

In 2019 impairment losses of USD 2,241 million of which USD 608 million was classified as exploration expenses were recognised mainly caused by reduced long-term price assumptions and reduced fair value of one asset.

Exploration & Production USA - offshore Gulf of Mexico

In 2020 the impairments were USD 305 million caused by decreased price assumptions.

In 2019 net impairment loss of USD 292 million was recognised due to reduced reserve estimates.

Total impairments in Exploration & Production USA in the period 2007 till 2020 is USD 16.5 billion including impairment of goodwill of USD 1.2 billion and exploration assets USD 1.3 billion.

Exploration & Production International – North America offshore other areas

In 2020 the impairment was USD 146 million due to operational issues.

Exploration & Production International – Europe and Asia

In 2020 the impairments were USD 1,280 million due to decreased price assumptions and negative reserve revisions.

Marketing, Midstream & Processing

In 2020 the impairment losses were USD 1,052 million mainly due to reduced refinery margin estimates and increased cost estimates. Reduced volume-estimates from processing added to the impairment loss.

In 2019 impairment loss of USD 178 million was recognised related to the South Riding Point oil terminal as a result of the damages caused by the hurricane Dorian on Bahamas.

Accounting assumptions

Management’s future commodity price assumptions and foreign currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as foreign currency assumptions reflect management’s best estimate of the price and foreign currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development, and other factors. Management’s best estimate also takes into consideration a range of external forecasts.

Following the ongoing Covid-19 pandemic, Equinor has performed a thorough and broad analysis and gained more insight into the expected development in drivers for the different commodity markets and exchange rates in which Equinor operates. Significant uncertainty continues to exist regarding future commodity price development due to the potential long-term impact on demand resulting from the ongoing Covid-19 pandemic and the measures taken to contain it, energy investments in the transition to a lower carbon economy and future supply actions by OPEC+ and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions as from the third quarter of 2020. The following price assumptions have been the basis for the impairment calculations.

All commodity prices are on a real 2020 basis, and comparables as per year-end 2019 and until the third quarter of 2020 are given in brackets.

In 2025, the oil price assumption is 65 USD/bbl (78 USD/bbl), with a further increase towards 2030. Beyond 2030, we expect a gradual decline with an estimate of 64 USD/bbl in 2040 (82 USD/bbl), which approximates the average price level for the period 2021-2050. In 2050, the oil prices are expected to be below 60 USD/bbl.

For natural gas in the UK (NBP), some volatility is expected, where the trend is a gradual increase in prices from today’s current prices up to 6.5 USD/mmBtu in 2030 (7.7 USD/mmBtu). From 2030, we expect prices at levels sufficient to incentivise the next LNG investment cycle and a flatter price-curve, with the price gradually increasing to 7.8 USD/mmBtu close to 2040 (7.7 USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price has been set at the pre-2035 level. Henry Hub is expected to be 3.3 USD/mmBtu in 2030 (3.7 USD/mmBtu) and gradually increasing to 3.7 USD/mmBtu in 2040 (3.7 USD/mmBtu) before gradually declining through the 2040s.

232   Equinor, Annual Report on Form 20-F 2020

Equinor has performed analysis of the foreign currency exchange rates between NOK and other currencies, which suggests that a return to a previously assumed long-term equilibrium is less likely. This conclusion is supported by the historical 5-year average and spot prices in the currency market, as well as an expected lower oil price and increased market uncertainty. Equinor has therefore implemented new long-term exchange rates from 2023 onwards. The NOK/USD rate has been revised to 8.5 (previously 7.0), while the NOK/EUR rate has been revised to 10.0 (from previously 9.0).

During the first nine months of 2020 there was a significant drop in the risk-free interest rates. The stock market recovery after the initial Covid-19 impact in March indicated a lower market risk premium. The low interest rates combined with lack of good alternative investment opportunities, channelled more funds towards the equity market resulting in investors accepting lower return on investments, resulting in a downward shift in the estimated equity risk premium. Taking this into account, Equinor adjusted the Weighted Average Cost of Capital (WACC) for accounting purposes, real post-tax, down from 6% to 5%.

Sensitivities

Commodity prices have historically been volatile. Significant downward adjustments of Equinor’s commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor’s portfolio including intangible assets that are subject to impairment assessment under IAS36, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets were 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 11 billion before tax effects.

A future change in the trajectory of how the world acts with regards to implementing actions in accordance with the goals in the Paris agreement could, depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of Equinor’s oil and gas assets. A calculation of a possible effect of using the prices in a sustainable development scenario as estimated by the International Energy Agency (IEA) could result in an impairment of around USD 6 billion before tax.

These illustrative impairment sensitivities, both based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% or those representing the Sustainable Development Scenario is likely to result in changes in business plans as well as other factors used when estimating an asset’s recoverable amount. These associated changes reduce the stand-alone impact on commodity price sensitivity. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivities are therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. In comparison, following the amended assumptions described above in the accounting assumptions section and the decline in commodity prices, the impairment impact recognised is considerably lower. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

Equinor, Annual Report on Form 20-F 2020    233

11 Intangible assets

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total

Cost at 31 December 2019	3,014	5,599	1,458	962	11,033
Additions	400	67	(0)	24	491
Disposals at cost	(7)	(0)	0	(0)	(8)
Transfers	(16)	(73)	0	0	(89)
Assets reclassified to held for sale	0	(339)	0	(160)	(499)
Expensed exploration expenditures previously capitalised	(1,169)	(1,337)	0	0	(2,506)
Impairment of goodwill	0	0	(42)	0	(42)
Foreign currency translation effects	38	16	64	6	123

Cost at 31 December 2020	2,260	3,932	1,481	831	8,504

Accumulated depreciation and impairment losses at 31 December 2019				(295)	(295)
Amortisation and impairments for the year				(35)	(35)
Accumulated depreciation and impairment assets classified as held for sale				(17)	(17)
Amortisation and impairment losses disposed intangible assets				(6)	(6)
Foreign currency translation effects				(3)	(3)

Accumulated depreciation and impairment losses at 31 December 2020				(356)	(356)

Carrying amount at 31 December 2020	2,260	3,932	1,481	475	8,148

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total

Cost at 31 December 2018	2,685	5,854	565	797	9,901
Additions through business combinations	0	0	1,070	10	1,080
Additions	515	900	0	155	1,571
Disposals at cost	(7)	(361)	0	(0)	(367)
Transfers	(71)	(143)	0	0	(213)
Expensed exploration expenditures previously capitalised	(120)	(657)	0	0	(777)
Impairment of goodwill	0	0	(164)	0	(164)
Effect of changes in foreign exchange	11	5	(12)	(1)	3

Cost at 31 December 2019	3,014	5,599	1,458	962	11,033

Accumulated depreciation and impairment losses at 31 December 2018				(229)	(229)
Amortisation and impairments for the year				(60)	(60)
Amortisation and impairment losses disposed intangible assets				(6)	(6)
Effect of changes in foreign exchange				1	1

Accumulated depreciation and impairment losses at 31 December 2019				(295)	(295)

Carrying amount at 31 December 2019	3,014	5,599	1,458	667	10,738

234   Equinor, Annual Report on Form 20-F 2020

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised systematically over their estimated economic lives, ranging between 10-20 years.

Included in the goodwill of USD 1,481 million, USD 678 million is technical goodwill related to business acquired in 2019, Exploration & Production Norway area and USD 472 million is related to acquisition of business in 2019, Marketing Midstream & Processing area.

For assets reclassified to held for sale, see note 4 Acquisitions and disposals.

In 2020, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totalling USD 680 million related to unconventional onshore assets in Exploration & Production USA. Impairment of acquisition costs related to exploration activities of USD 657 million was primarily related to dry wells and uncommercial discoveries in Exploration & Production International in the South America and Europe and Asia areas and unconventional onshore assets in Exploration & Production USA.

During 2019, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totalling USD 608 million related to Exploration & Production USA (formerly named as North America – unconventional) and impairment of acquisition costs related to exploration activities of USD 49 million primarily as a result from dry wells and uncommercial discoveries in Europe and Asia and Sub Sahara areas.

During 2019, Other intangible assets were impacted by impairment losses of USD 41 million.

See note 10 Property, plant and equipment regarding sensitivities.

In the fourth quarter of 2020, Equinor decided to impair capitalised well costs of USD 982 million related to Equinor’s Block 2 exploration licence in Tanzania, included in intangible assets, because overall project economics have not yet improved sufficiently to justify keeping it on the balance sheet. The impairment is presented in the line item Exploration expenses.

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

The table below shows the aging of capitalised exploration expenditures.
(in USD million)	2020	2019

Less than one year	604	684
Between one and five years	623	1,056
More than five years	1,033	1,274

Total capitalised exploration expenditures	2,260	3,014

The table below shows the components of the exploration expenses.
	Full year
(in USD million)	2020	2019	2018

Exploration expenditures	1,371	1,584	1,438
Expensed exploration expenditures previously capitalised	2,506	777	357
Capitalised exploration	(394)	(507)	(390)

Exploration expenses	3,483	1,854	1,405

Equinor, Annual Report on Form 20-F 2020    235

12 Equity accounted investments

(in USD million)	2020	2019

Net investments at 1 January	1,487	2,862
Net income/(loss) from equity accounted investments	53	164
Acquisitions and increase in capital	995	188
Dividend and other distributions	(141)	(273)
Other comprehensive income/(loss)	21	(10)
Divestments, derecognition and decrease in paid in capital	(147)	(1,444)

Net investments at 31 December	2,270	1,487

Included in equity accounted investments	2,262	1,441
Other long-term receivable in equity accounted investments	8	46

For the equity accounted investments, voting rights corresponds to ownership.

Equity accounted investments consist of several investments, none above USD 0.6 billion. None of the investments are significant on an individual basis.

13 Financial investments and financial receivables

Non-current financial investments
	At 31 December
(in USD million)	2020	2019

Bonds	1,866	1,629
Listed equity securities	1,648	1,261
Non-listed equity securities	569	710

Financial investments	4,083	3,600

Bonds and equity securities mainly relate to investment portfolios held by Equinor’s captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

In 2020 non-current financial investments includes shares in Scatec ASA of USD 831 million.

In 2019 non-current financial investment includes shares in Scatec ASA of USD 268 million and shares in Lundin Energy AB of USD 478 million. During 2020 the shares in Lundin Energy AB of USD 478 million were divested. For more information about the divestment, see note 4 Acquisitions and disposals.

236   Equinor, Annual Report on Form 20-F 2020

Non-current prepayments and financial receivables
	At 31 December
(in USD million)	2020	2019

Interest bearing financial receivables	711	439
Prepayments	118	129
Other non-interest bearing receivables	32	646

Prepayments and financial receivables	861	1,214

2019 reclassified because interest bearing receivables were reported as non-interested bearing receivables.

Interest bearing financial receivables primarily relate to loans to employees and project financing of equity accounted companies.

Current financial investments
	At 31 December
(in USD million)	2020	2019

Time deposits	4,841	4,158
Interest bearing securities	7,010	3,268
Listed equity securities	13	0

Financial investments	11,865	7,426

At 31 December 2020, current financial investments  include USD 202 million investment portfolios held by Equinor’s captive insurance company which mainly are accounted for using fair value through profit or loss. The corresponding balance at 31 December 2019 was USD 377 million.

At 19 January 2021, Equinor disposed all the shares in Athabasca.

For information about financial instruments by category, see note 25  Financial instruments: fair value measurement and sensitivity analysis of market risk.

14 Inventories

	At 31 December
(in USD million)	2020	2019

Crude oil	2,022	2,137
Petroleum products	443	572
Natural gas	229	277
Other	390	377

Inventories	3,084	3,363

Other inventory consists mainly of drilling and well equipment.

The write-down of inventories from cost to net realisable value amounted to an expense of USD 58 million and USD 147 million in 2020 and 2019, respectively.

Equinor, Annual Report on Form 20-F 2020    237

15 Trade and other receivables

	At 31 December
(in USD million)	2020	2019

Trade receivables from contracts with customers	5,729	5,624
Other current receivables	1,275	1,189
Joint venture receivables	340	429
Receivables from equity accounted associated companies and other related parties	74	132

Total financial trade and other receivables	7,418	7,374
Non-financial trade and other receivables	814	859

Trade and other receivables	8,232	8,233

Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.

For more information about the credit quality of Equinor's counterparties, see note 5 Financial risk and capital management. For currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

16 Cash and cash equivalents

	At 31 December
(in USD million)	2020	2019

Cash at bank available	1,648	1,666
Time deposits	1,132	604
Money market funds	492	700
Interest bearing securities	2,485	1,656
Restricted cash, including margin deposits	999	552

Cash and cash equivalents	6,757	5,177

Restricted cash at 31 December 2020 include collateral deposits of USD 425 million related to trading activities. Correspondingly, collateral deposits at 31 December 2019 were USD 414 million. Collateral deposits are related to certain requirements set out by exchanges where Equinor is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

Restricted cash at 31 December 2020 includes USD 574 million deposited with Equinor’s USD denominated bank account in Nigeria. There are certain restrictions on the use of cash from Equinor’s Nigerian operations. These are for the majority related to disagreements over the definition of eligible cash transactions to foreign accounts under Nigeria’s current foreign exchange regulations. As from February 2021, this cash is no longer regarded as restricted due to a favourable verdict in a court case.

238   Equinor, Annual Report on Form 20-F 2020

17 Shareholders' equity and dividends

At 31 December 2020, Equinor’s share capital of NOK 8,144,219,267.50 (USD 1,163,987,792) comprised 3,257,687,707 shares at a nominal value of NOK 2.50. Share capital at 31 December 2019 was NOK 8,346,653,047.50 (USD 1,184,547,766) comprised 3,338,661,219 shares at a nominal value of NOK 2.50.

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.

During 2020 dividend for the third and for the fourth quarter of 2019 and dividend for the first and second quarter of 2020 were settled. Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), Dividend declared in 2020 relate to the fourth quarter of 2019 and to the first three quarters of 2020.

On 9 February 2021, the board of directors proposed to declare a dividend for the fourth quarter of 2020 of USD 0.12 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 12 May 2021 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 14 May 2021 and payment date will be 27 May 2021.

	At 31 December
(in USD million)	2020	2019

Dividends declared	1,833	3,453
USD per share or ADS	0.5600	1.0400

Dividends paid in cash	2,330	3,342
USD per share or ADS	0.7100	1.0100
NOK per share	6.7583	8.9664

Sum dividends settled	2,330	3,342

Share buy-back programme

In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalized. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognized as a reduction in equity as treasury shares in third quarter 2019. The State’s share including interest and dividends has been recognized as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buyback programme were cancelled on 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

Number of shares	2020	2019
Share buy-back programme at 1 January	23,578,410	0
Purchase	3,142,849	23,578,410
Cancellation	(26,721,259)	0

Share buy-back programme at 31 December	0	23,578,410

Equinor, Annual Report on Form 20-F 2020    239

Employees share saving plan

Number of shares	2020	2019
Share saving plan at 1 January	10,074,712	10,352,671
Purchase	4,604,106	3,403,469
Allocated to employees	(3,236,327)	(3,681,428)

Share saving plan at 31 December	11,442,491	10,074,712

In 2020 and 2019 treasury shares were purchased and allocated to employees participating in the share saving plan for USD 68 million and USD 68 million, respectively. For further information, see note 6 Remuneration.

18 Finance debt

Non-current finance debt
Finance debt measured at amortised cost
	Weighted average interest rates in %1)		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December2)
	2020	2019	2020	2019	2020	2019

Unsecured bonds
United States Dollar (USD)	3.82	4.14	18,710	13,308	21,883	14,907
Euro (EUR)	2.03	2.25	10,057	8,201	11,115	8,992
Great Britain Pound (GBP)	6.08	6.08	1,877	1,815	2,949	2,765
Norwegian Kroner (NOK)	4.18	4.18	352	342	412	389

Total unsecured bonds			30,994	23,666	36,359	27,053

Unsecured loans
Japanese Yen (JPY)	4.30	4.30	97	92	119	123

Total unsecured loans			97	92	119	123

Total finance debt			31,091	23,758	36,479	27,175
Less current portion			1,974	2,004	2,062	2,036

Non-current finance debt			29,118	21,754	34,417	25,139

1)         Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.

2)         Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 25 Financial Instruments: fair value measurement and sensitivity of market risk.

Unsecured bonds amounting to USD 18,710 million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD 11,368, million are swapped into USD. One bond denominated in EUR amounting to USD 916 million is not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

240   Equinor, Annual Report on Form 20-F 2020

In 2019 and 2020 Equinor issued the following bonds
Issuance date	Currency	Amount in million	Interest rate in %	Maturity date

18 May 2020	USD	750	1.750	January 2026
18 May 2020	EUR	750	0.750	May 2026
18 May 2020	USD	750	2.375	May 2030
18 May 2020	EUR	1,000	1.375	May 2032
1 April 2020	USD	1,250	2.875	April 2025
1 April 2020	USD	500	3.000	April 2027
1 April 2020	USD	1,500	3.125	April 2030
1 April 2020	USD	500	3.625	April 2040
1 April 2020	USD	1,250	3.700	April 2050
13 November 2019	USD	1,000	3.250	November 2049

Out of Equinor's total outstanding unsecured bond portfolio, 43 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 30,644 million at the 31 December 2020 closing currency exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 5 Financial risk and capital management.

Non-current finance debt maturity profile
	At 31 December
(in USD million)	2020	2019

Year 2 and 3	3,705	2,846
Year 4 and 5	4,927	5,004
After 5 years	20,485	13,904

Total repayment of non-current finance debt	29,118	21,754

Weighted average maturity (years - including current portion)	10	9
Weighted average annual interest rate (% - including current portion)	3.38	3.64

2019 reclassified because the line item Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

Current finance debt
	At 31 December
(in USD million)	2020	2019

Collateral liabilities	1,704	585
Non-current finance debt due within one year1)	1,974	2,004
Other including US Commercial paper program and bank overdraft	913	350

Total current finance debt1)	4,591	2,939

Weighted average interest rate (%)1)	2.40	2.18

1) 2019 reclassified because the line item Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

Collateral liabilities and other current liabilities relate mainly to cash received as security for a portion of Equinor's credit exposure and outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD 903 million as of
31 December 2020 and USD 340 million as of 31 December 2019.

Equinor, Annual Report on Form 20-F 2020    241

Reconciliation of cash flows from financing activities to finance line items in balance sheet

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals 1)	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Total excluding Lease liabilities	Lease liabilities	Total

At 1 January 2020	21,754	2,939	(634)	(708)	20	859	24,230	4,339	28,569
Transfer to current portion	(1,974)	1,974					0		0
Effect of exchange rate changes	1,049	0	0	0	0	15	1,064		1,064
Dividend declared						1,833	1,833		1,833
Cash flows provided by/(used in) financing activities	8,347	(346)	(329)	(1,059)	(16)	(2,330)	4,268	(1,277)	2,991
Other changes	(58)	24	(4)	179	15	(20)	136	1,344	1,480

At 31 December 2020	29,118	4,591	(967)	(1,588)	19	357	31,531	4,406	35,937

(in USD million)	Non-current finance debt 2)	Current finance debt 2)	Financial receivable Collaterals 1)	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Total excluding Lease liabilities	Lease liabilities	Total

At 1 January 2019	22,889	2,406	(591)	(196)	19	766	25,293	432	25,725
Transfer to current portion	(1,322)	1,322					0		0
Effect of exchange rate changes	(108)	0	0	0	0	7	(101)		(101)
Dividend declared						3,453	3,453		3,453
Cash flows provided by/(used in) financing activities	984	(1,487)	(32)	(514)	(7)	(3,342)	(4,398)	(1,098)	(5,496)
Other changes	(689)	698	(11)	2	8	(25)	(17)	5,005	4,988

At 31 December 2019	21,754	2,939	(634)	(708)	20	859	24,230	4,339	28,569

1) Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 15 Trade and other receivables for more information.
2) Non-current finance debt and Current finance debt reclassified as Lease liabilities is separated from Finance debt in the Consolidated balance sheet.

242   Equinor, Annual Report on Form 20-F 2020

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

The defined benefit plans in Norway are managed and financed through Equinor Pensjon (Equinor's pension fund - hereafter Equinor Pension). Equinor Pension is an independent pension fund that covers the employees in Equinor's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Equinor Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licenced to operate as a pension fund.

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

The present values of the defined benefit obligation, except for the notional contribution plan, and the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for salary increase, increases in pension payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. At 31 December 2020, the discount rate for the defined benefit plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Equinor's payment portfolio for earned benefits, which was calculated to be 15.6 years at the end of 2020. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.

The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for Equinor, either as possible distribution to premium fund which can be used for future funding of new liabilities, or disbursement of equity in the pension fund.

Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The tables in this note present pension costs on a gross basis, before allocation to licence partners. In the Consolidated statement of income, the pension costs in Equinor ASA are presented net of costs allocated to licence partners.

Net pension cost

(in USD million)	2020	2019	2018

Current service cost	184	206	214
Losses/(gains) from curtailment, settlement or plan amendment	0	3	20
Notional contribution plans	55	56	55

Defined benefit plans	238	265	289
Defined contribution plans	192	182	173

Total net pension cost	432	446	462

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans of USD 203 million in 2020, and USD 260 million in 2019. Interest income of USD 117 million has been recognised in 2020, and USD 142 million in 2019.

Equinor, Annual Report on Form 20-F 2020    243

(in USD million)	2020	2019

Defined benefit obligations at 1 January	8,363	8,176
Current service cost	184	206
Interest cost	203	263
Actuarial (gains)/losses - Financial assumptions	443	(23)
Actuarial (gains)/losses - Experience	(61)	6
Benefits paid	(250)	(236)
Losses/(gains) from curtailment, settlement or plan amendment	0	0
Paid-up policies	(7)	(14)
Foreign currency translation effects	286	(71)
Changes in notional contribution liability	55	56

Defined benefit obligations at 31 December	9,216	8,363

Fair value of plan assets at 1 January	5,589	5,187
Interest income	117	143
Return on plan assets (excluding interest income)	385	384
Company contributions	96	127
Benefits paid	(113)	(195)
Paid-up policies and personal insurance	(7)	(13)
Foreign currency translation effects	167	(44)

Fair value of plan assets at 31 December	6,234	5,589

Net pension liability at 31 December	(2,981)	(2,774)

Represented by:
Asset recognised as non-current pension assets (funded plan)	1,310	1,093
Liability recognised as non-current pension liabilities (unfunded plans)	(4,292)	(3,867)

DBO specified by funded and unfunded pension plans	9,216	8,363

Funded	4,927	4,496
Unfunded	4,288	3,867

Actual return on assets	501	527

Equinor recognised an actuarial loss from changes in financial assumptions in 2020, mainly due to a larger decrease in discount rate compared to the other assumptions. An actuarial gain was recognised in 2019.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2020	2019	2018

Net actuarial (losses)/gains recognised in OCI during the year	3	401	(282)
Foreign currency translation effects	(109)	27	172
Tax effects of actuarial (losses)/gains recognised in OCI	19	(98)	22

Recognised directly in OCI during the year, net of tax	(87)	330	(88)

Cumulative actuarial (losses)/gains recognised directly in OCI, net of tax	(899)	(812)	(1,141)

244   Equinor, Annual Report on Form 20-F 2020

Actuarial assumptions
	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %

Rounded to the nearest quartile	2020	2019	2020	2019

Discount rate	2.25	2.75	1.75	2.25
Rate of compensation increase	2.25	2.75	2.00	2.25
Expected rate of pension increase	1.50	2.00	1.25	1.50
Expected increase of social security base amount (G-amount)	2.25	2.75	2.00	2.25

Weighted-average duration of the defined benefit obligation			15.6	15.8

The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Expected attrition at 31 December 2020 was 0.3% and 3.6% for employees between 50-59 years and 60-67 years, and 0.3% and 3.3% in 2019. The attrition rate for the age group 60-67 years represent employees with immediate withdrawal of vested pension, thus remaining in the scheme.

For population in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate.

Disability tables for plans in Norway developed by the actuary were implemented in 2013 and represent the best estimate to use for plans in Norway.

Sensitivity analysis

The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2020.

	Discount rate		Expected rate of compensation increase		Expected rate of pension increase		Mortality assumption
(in USD million)	0.50%	-0.50%	0.50%	-0.50%	0.50%	-0.50%	+ 1 year	- 1 year

Effect on:
Defined benefit obligation at 31 December 2020	(651)	738	191	(181)	598	(541)	333	(364)
Service cost 2021	(22)	25	11	(11)	17	(15)	9	(10)

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

Equinor, Annual Report on Form 20-F 2020    245

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and real estate.

The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2020. The portfolio weight during a year will depend on the risk capacity.

Pension assets on investments classes			Target portfolio weight
(in %)	2020	2019

Equity securities	34.1	32.3	27 - 38
Bonds	50.2	46.4	40 - 53
Money market instruments	9.4	14.5	0 - 29
Real estate	6.4	6.3	5 - 10
Other assets, including derivatives	(0.1)	0.5

Total	100.0	100.0

In 2020, 81% of the equity securities and 2% of bonds had quoted market prices in an active market. 17% of the equity securities, 98% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.

In 2019, 92% of the equity securities and 6% of bonds had quoted market prices in an active market. 8% of the equity securities, 94% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.

For definition of the various levels, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Company contributions to be made to Equinor Pension in 2021 are expected to be in the range of USD 130 million to USD 150 million.

20 Provisions and other liabilities

(in USD million)	Asset retirement obligations	Claims and litigations	Other provisions and liabilities	Total

Provisions and other liabilities at 31 December 2019	14,719	965	3,479	19,163

Non-current portion at 31 December 2019	14,616	54	3,282	17,951
Current portion at 31 December 2019 reported as trade, other payables and provisions	104	910	197	1,211

New or increased provisions and other liabilities	353	81	439	873
Change in estimates	202	22	(10)	214
Amounts charged against provisions and other liabilities	(234)	(15)	(145)	(394)
Effects of change in the discount rate	1,537		32	1,569
Reduction due to divestments	(0)			(0)
Accretion expenses	412		160	572
Reclassification and transfer	(282)	(0)	28	(254)
Foreign currency translation effects	584	0	53	637

Provisions and other liabilities at 31 December 2020	17,292	1,053	4,035	22,380

Non-current portion at 31 December 2020	17,200	96	2,436	19,731
Current portion at 31 December 2020 reported as trade, other payables and provisions	92	958	1,600	2,649

246   Equinor, Annual Report on Form 20-F 2020

The line item New or increased provisions and other liabilities includes additional provisions incurred in the period, liabilities and contingent considerations related to acquisitions. Due to significantly reduced expected use of a transportation agreement, Equinor provided a liability of USD 166 million in 2020 for an onerous contract. In 2020, Equinor also recognized a liability for contingent consideration of USD 145 million related to the acquisition of 49% interest in the limited liability company LLC KrasGeoNac (KGN).

The timing of cash outflows of asset retirement obligations depends on the expected production cease at the various facilities.

In certain production sharing agreements (PSA), Equinor’s estimated share of ARO is paid into an escrow account over the producing life of the field. These payments are considered down-payments of the liabilities.

The Claims and litigations category mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For further information on provisions and contingent liabilities, see note 23 Other commitments, contingent liabilities and contingent assets.

The line item Reclassification and transfer mainly relate to the classification of Bakken as held for sale. For further information, see note 4 Acquisitions and disposals.

For further information about methods applied and estimates required, see note 2 Significant accounting policies.

Expected timing of cash outflows
(in USD million)	Asset retirement obligations	Other provisions and liabilities, including claims and litigations	Total

2021 - 2025	883	4,197	5,080
2026 - 2030	1,634	266	1,900
2031 - 2035	5,716	178	5,895
2036 - 2040	2,557	41	2,598
Thereafter	6,502	406	6,908

At 31 December 2020	17,292	5,089	22,380

21 Trade, other payables and provisions

	At 31 December
(in USD million)	2020	2019

Trade payables	2,748	3,047
Non-trade payables and accrued expenses	2,352	2,405
Joint venture payables	2,090	2,628
Payables to equity accounted associated companies and other related parties	546	947

Total financial trade and other payables	7,736	9,027
Current portion of provisions and other non-financial payables	2,774	1,423

Trade, other payables and provisions	10,510	10,450

Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 20 Provisions and other liabilities and in note 23 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk. For further information on payables to equity accounted associated companies and other related parties, see note 24 Related parties.

Equinor, Annual Report on Form 20-F 2020    247

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

Information related to lease payments and lease liabilities
(in USD million)		2020		2019
Lease liabilities at 1 January		4,339		4,660
New leases, including remeasurements and cancellations		1,349		861
Gross lease payments	(1,415)		(1,280)
Lease interest	102		144
Lease repayments	(1,312)	(1,312)	(1,136)	(1,136)
Foreign currency translation effects		31		(47)
Lease liabilities at 31 December		4,406		4,339

Current lease liabilities		1,186		1,148
Non-current lease liabilities		3,220		3,191

Lease expenses not included in lease liabilities
(in USD million)		2020		2019
Short-term lease expenses		342		435

Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable lease expense and lease expense related to leases of low value assets are not significant.

Equinor recognised revenues of USD 252 million in 2020 and USD 264 million in 2019 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor. In addition, Equinor received repayments of USD 29 million in 2020 and USD 34 million in 2019 related to finance subleases. At year-end 2020 and 2019 total finance sublease receivables were USD 38 million and USD 54 million respectively, which are included in the line item Trade and other receivables in the Consolidated balance sheet.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 23 Other commitments, contingent liabilities and contingent assets.

A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 5 Financial risk and capital management.

248   Equinor, Annual Report on Form 20-F 2020

Non-current lease liabilities maturity profile

	At 31 December
(in USD million)	2020	2019

Year 2 and 3	1,513	1,310
Year 4 and 5	748	676
After 5 years	959	1,204

Total repayment of non-current lease liabilities	3,220	3,191

Information related to Right of use assets
(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2020	951	1,320	1,365	156	219	4,011
Additions including remeasurements and cancellations	380	853	18	45	30	1,326
Depreciation and impairment1)	(349)	(571)	(179)	(68)	(90)	(1,257)
Foreign currency translation effects	23	4	11	0	2	40
Right of use assets at 31 December 2020	1,004	1,606	1,215	133	161	4,119

(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2019	1,212	1,302	1,537	72	249	4,372
Additions including remeasurements and cancellations	160	439	59	141	56	855
Depreciation and impairment1)	(398)	(413)	(225)	(57)	(81)	(1,174)
Foreign currency translation effects	(23)	(8)	(6)	0	(5)	(42)
Right of use assets at 31 December 2019	951	1,320	1,365	156	219	4,011

1) USD 359 million in 2020 and USD 375 million in 2019 of the depreciation cost have been allocated to activities being capitalised (refer to note 10 Property, plant and equipment).

The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 10 Property, plant and equipment.

Equinor implemented the accounting standard IFRS 16 Leases on 1 January 2019. The accounting standard was implemented according to the restrospective method, without restatement of 2018 reported figures. The implementation of IFRS 16 on 1 January 2019 increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and Right of use assets of USD 4.0 billion. Equinor’s equity was not impacted by the implementation of IFRS 16.

Equinor, Annual Report on Form 20-F 2020    249

23 Other commitments, contingent liabilities and contingent assets

Governmental production limitations

In periods with significantly reduced oil- and gas prices as a result of imbalances in the oil market, OPEC+ and governments across the world may announce unilateral production cuts. Equinor complies with revised production permits issued by the governments and may therefore from time to time have to limit the production compared to normal production capacity. As a consequence of the Covid-19 pandemic, such production cuts were issued during 2020, however these cuts have not had a significant impact on total production.

Contractual commitments

Equinor had contractual commitments of USD 5,849 million at 31 December 2020. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.

As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain number of wells. At the end of 2020, Equinor was committed to participate in 26 wells, with an average ownership interest of approximately 37%. Equinor's share of estimated expenditures to drill these wells amounts to USD 323 million. Additional wells that Equinor may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

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

The table below also includes USD 2,222 million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. Leases not commenced include two new rigs to be used on the NCS and an increased number of VLGC (very large gas carriers) supporting the growing LPG business. For commenced leases, please refer to note 22 Leases.

Nominal minimum other long-term commitments at 31 December 2020:

(in USD million)

2021	2,144
2022	2,057
2023	1,631
2024	1,296
2025	1,233
Thereafter	3,364

Total other long-term commitments	11,725

250   Equinor, Annual Report on Form 20-F 2020

Guarantees

Equinor has guaranteed for its proportionate share of an associate’s long-term bank debt, payment obligations under contracts, and certain third-party obligations. The total amount guaranteed at year-end 2020 is USD 316 million. The book value of the guarantees is immaterial.

Contingent liabilities and contingent assets

Redetermination process for Agbami field

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have continued to work towards a final settlement and agreed-upon ownership percentage adjustment during 2020. These discussions are still ongoing. Equinor’s provision for the best estimate of the impact of the redetermination process as of year-end 2020 amounts to USD 872 million and is booked as Trade and other payables in the Consolidated balance sheet. The impact of the redetermination process on the Consolidated statement of income was immaterial in 2020.

Mineral rights dispute along the Missouri riverbank

Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark is disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. The ultimate resolution of these issues could result in a reduction of Equinor's interest in some units.  Equinor's maximum exposure is estimated at USD 91 million. Equinor has provided for its best estimate in the matter.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)

Petrofac International (UAE) LLC (“PIUL”) was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalized the development of 4 gas fields in central Algeria). Following suspension of activity after the terrorist attack at another gas field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests (“VoRs”) related to the costs incurred for stand-by and remobilization costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD 533 million, of which Equinor holds a 31.85% share. Equinor's maximum exposure amounts to USD 163 million. Equinor has provided for its best estimate in the matter.

Withholding tax dispute regarding remittances from Brazil to Norway

Remittances made from Brazil for services are normally subject to withholding income tax. In 2012, Equinor subsidiaries in Brazil filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy AS for services without transfer of technology based on the Double Tax Treaty Brazil has with Norway. The first level decision from 2013 was in Equinor's favour and since 2014 the withholding tax is not being paid. In 2017, a second level decision was rendered also in favour of Equinor, but this decision has been appealed. The trial session started in October 2020 and one vote was rendered in favour of Tax authorities’ argument. Two votes are still pending. Equinor's maximum exposure is estimated at approximately USD 111 million. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the accounts.

Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor

In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. There was also an injunction request aiming to suspend the assignment, which first was granted in April 2017 by a federal judge but has subsequently been lifted by the Federal Regional Court, and this request has now been finally dismissed by the courts. The annulment case is ready to be decided at the first instance level. At the end of 2020, the acquired interest remains in Equinor’s balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Equinor’s acquisitions and divestments in BM-S-8, reference is made to note 4 Acquisitions and disposals.

ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). Equinor, in line with other affected peer companies, are of the opinion that this tax is unconstitutional, and have initiated legal processes concerning the matter in the legal system of the State of Rio de Janeiro, with favourable decisions so far. The Brazilian Industry Association also filed a suit with the Federal Supreme Court of Brazil challenging the law’s constitutionality. Equinor’s downside exposure in connection with this case is increasing with production from both the Peregrino field and the Roncador field, but due to the Covid-19 pandemic and maintenance work during 2020, the exposure is not materially changed during the year, and at year-end 2020, the accumulated exposure based on production carried out is estimated at approximately USD 647 million. No payment of the ICMS will become due until a court decision is rendered declaring this law to be constitutional. The timing of the final resolution of this matter cannot be ascertained with sufficient certainty, but the process may be expected to take a few years.  Equinor is of the opinion that the group has a strong position in the case, and no amounts have consequently been provided for in the financial statements.

KKD oil sands partnership

Equinor, Annual Report on Form 20-F 2020    251

Canadian tax authorities have issued a proposal of adjustment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The proposal adjusts the partners' allocation between entities and assets involved. Maximum exposure is estimated to be approximately USD 396 million. The ongoing process of formal communication with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Deviation notices and disputes with Norwegian tax authorities

In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V. The decision concludes that the capital structure has to be based on the arm length’s principle and the decision covers the fiscal years 2012 to 2016. Maximum exposure is estimated to be approximately USD 188 million, for which Equinor has received a claim which will have to be settled. Equinor can appeal the decision and if Equinor’s view prevails, the tax payment will be refunded. It continues to be Equinor’s view that the group has a strong position, and at year-end 2020 no amounts have consequently been expensed in the financial statements.

Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. Based on a Norwegian supreme court ruling and Equinor’s subsequent correspondence with the Norwegian tax authorities in 2020, the maximum exposure in this matter is estimated to approximately USD 220 million. Equinor has provided for its best estimate in the matter.

The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to Equinor ASA in the years 2011-2019. This dispute is partially settled for some of the liquids, but for other liquids the dispute is ongoing. For one of the products, Equinor has filed a writ of summons to Oslo District Court related to the income years 2012-2014, and these proceedings are scheduled in March 2021. The total maximum exposure regarding the gas liquid matters is estimated to be approximately USD 100 million. Equinor has provided for its best estimate in the matter.

Price review arbitration

Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements during 2020. The remaining exposure for gas delivered prior to year-end is immaterial. Price review related changes during 2020 represent an income of approximately USD 150 million before tax and USD 30 million after tax. The effects have been reflected in the Consolidated statement of income as revenues and income tax.

Dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in Nigeria

In October 2018, the Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami). This case was withdrawn by the plaintiff in the second quarter of 2020 with no impact on Equinor’s financial statements.

Dispute with Brazilian tax authorities

Brazilian tax authorities issued a tax assessment in 2017 for Equinor’s Brazilian subsidiary which was party to Equinor’s divestment of 40% of the Peregrino field to Sinochem in 2011. The assessment denied Equinor’s allocation of the sale proceeds to the Dutch entity involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Equinor disagreed with the assessment and had the case brought forward to the Administrative Court in Brazil which decided the case in Equinor’s favour in second instance. Equinor has received confirmation that the decision is considered final and non-appealable. The final ruling did not have any impact on Equinor’s financial statements.

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

24 Related parties

Transactions with the Norwegian State

The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of
31 December 2020, the Norwegian State had an ownership interest in Equinor of 67.0% (excluding Folketrygdfondet, the Norwegian national

252   Equinor, Annual Report on Form 20-F 2020

insurance fund, of 3.6%). This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 5,108 million, USD 7,505 million and USD 8,604 million in 2020, 2019 and 2018, respectively. Total purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to USD 18 million, USD 36 million and USD 49 million in 2020, 2019 and 2018, respectively. These purchases of oil and natural gas are recorded in Equinor ASA. In addition, Equinor ASA sells in its own name, but for the Norwegian State’s account and risk, the Norwegian State’s gas production. These transactions are presented net. For further information please see note 2 Significant accounting policies. The most significant items included in the line item Payables to equity accounted associated companies and other related parties in note 21 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

The first tranche of the share buy-back programme was executed in the period up to 4 February 2020 and a proportionate share of the Norwegian State holding has been redeemed and cancelled following approval from the Annual General Meeting. For more details please see note 17 Shareholder’s equity and dividends.

Other transactions

In relation to it ordinary business operations Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Equinor has ownership interests. Such transactions are included within the applicable captions in the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Petroleum and Energy. Gassco’s activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this respect amounted to USD 1,203 million, USD 1,396 million and USD 1,351 million in 2020, 2019 and 2018, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor’s full capacity payments to Gassco, but in the financial statements the cost is reflected net of the share of these payments that represent Equinor’s own ownership interests in Gassco operated infrastructure. In addition, Equinor ASA manages, in its own name, but for the Norwegian State’s account and risk, the Norwegian State’s share of the Gassco costs. These transactions are presented net.

Equinor leases two office buildings, located in Bergen and Harstad, owned by Equinor’s pension fund (“Equinor Pensjon”). The lease contracts extend to the years 2034 and 2037 and Equinor ASA has recognised lease liabilities of USD 311 million related to these contracts.

Related party transactions with management are presented in note 6 Remuneration.  Management remuneration for 2020 is presented in note 4 Remuneration  in the financial statements of the parent company, Equinor ASA.

Equinor, Annual Report on Form 20-F 2020    253

25 Financial instruments: fair value measurement and sensitivity analysis of market risk

Financial instruments by category

The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments: Classification and Measurement. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 18 Finance  debt  for fair value information of non-current bonds and bank loans.

See note 2 Significant accounting policies  for further information regarding measurement of fair values.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

At 31 December 2020
Assets
Non-current derivative financial instruments			2,476		2,476
Non-current financial investments	13	261	3,822		4,083
Prepayments and financial receivables	13	497		364	861

Trade and other receivables	15	7,418		814	8,232
Current derivative financial instruments			886		886
Current financial investments	13	11,649	216		11,865
Cash and cash equivalents	16	6,264	492		6,757

Total financial assets		26,090	7,892	1,178	35,159

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

At 31 December 2019
Assets
Non-current derivative financial instruments			1,365		1,365
Non-current financial investments	13	167	3,433		3,600
Prepayments and financial receivables	13	1,057		157	1,214

Trade and other receivables	15	7,374		859	8,233
Current derivative financial instruments			578		578
Current financial investments	13	7,050	377		7,426
Cash and cash equivalents	16	4,478	700		5,177

Total financial assets		20,125	6,452	1,016	27,593

254   Equinor, Annual Report on Form 20-F 2020

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2020
Liabilities
Non-current finance debt	18	29,118			29,118
Non-current derivative financial instruments			676		676

Trade, other payables and provisions	21	7,736		2,774	10,510
Current finance debt	18	4,591			4,591
Dividend payable		357			357
Current derivative financial instruments			1,710		1,710

Total financial liabilities		41,802	2,386	2,774	46,961

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

At 31 December 2019
Liabilities
Non-current finance debt1)	18	21,754			21,754
Non-current derivative financial instruments			1,173		1,173

Trade, other payables and provisions	21	9,027		1,423	10,450
Current finance debt1)	18	2,939			2,939
Dividend payable		859			859
Current derivative financial instruments			462		462

Total financial liabilities1)		34,580	1,635	1,423	37,637

1) Non-current finance debt and Current finance debt in the column Non-financial liabilities reclassified as Lease liabilities is separated from the line item Finance debt in the Consolidated balance sheet.

Equinor, Annual Report on Form 20-F 2020    255

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value

At 31 December 2020
Level 1	1,379	0	66	419		0	(432)	1,432
Level 2	2,135	2,146	150	443	492	(671)	(1,277)	3,417
Level 3	308	330		24		(5)		657

Total fair value	3,822	2,476	216	886	492	(676)	(1,710)	5,505

At 31 December 2019
Level 1	1,456	7	0	86		(6)	(70)	1,473
Level 2	1,700	1,139	377	461	700	(1,148)	(394)	2,835
Level 3	277	219		33		(19)		510

Total fair value	3,433	1,365	377	578	700	(1,173)	(462)	4,817

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

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Equinor's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Equinor uses forward prices on crude oil, natural gas, interest rates and foreign currency exchange rates as inputs to the valuation models to determine the fair value of it derivative financial instruments.

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

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last observed forward prices with inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD 0.1 billion at end of 2020, while at end of 2019 the impact was considered insignificant.

The reconciliation of the changes in fair value during 2020 and 2019 for financial instruments classified as level 3 in the hierarchy is presented in the following table.

256   Equinor, Annual Report on Form 20-F 2020

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Total amount

Opening at 1 January 2020	277	219	33	(19)	0	510
Total gains and losses recognised in statement of income	(29)	106	19	14	0	109
Purchases	64					64
Settlement	(8)		(28)			(36)
Transfer to level 1	1					1
Foreign currency translation effects	4	5	(0)			9

Closing at 31 December 2020	308	330	24	(5)	0	657

Opening at 1 January 2019	250	227	44	(35)	(1)	485
Total gains and losses recognised in statement of income	(38)	(6)	31	16	1	4
Purchases	78					78
Settlement	(11)		(42)			(52)
Transfer to level 1	(3)					(3)
Foreign currency translation effects	(0)	(2)	(0)			(3)

Closing at 31 December 2019	277	219	33	(19)	0	510

During 2020 the financial instruments within level 3 have had a net increase in fair value of USD 147 million. The USD 109 million recognised in the Consolidated statement of income during 2020 are mainly related to changes in fair value of embedded derivatives. USD 28 million related to certain earn-out agreements included in the opening balance for 2020 has been fully realised as the underlying volumes have been delivered during 2020.

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

Price risk sensitivities at the end of 2020 and 2019 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	At 31 December
	2020		2019
(in USD million)	- 30%	+ 30%	- 30%	+ 30%

Crude oil and refined products net gains/(losses)	1,025	(1,025)	569	(563)
Natural gas, electricity and Co2 net gains/(losses)	184	(94)	(33)	49

Equinor, Annual Report on Form 20-F 2020    257

Currency risk

The following currency risk sensitivity has been calculated, by assuming an 8% reasonable change in the most relevant foreign currency exchange rates that impact Equinor’s financial accounts, based on balances at 31 December 2020. As of 31 December 2019, a change of 9% in the most relevant foreign currency exchange rates were viewed as a reasonable change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the Consolidated statement of income. For further information related to the currency risk and how Equinor manages these risks, see note 5 Financial risk and capital management.

Currency risk sensitivity	At 31 December
	2020		2019
(in USD million)	- 8%	+ 8%	- 9%	+ 9%

USD net gains/(losses)	(319)	319	(220)	220
NOK net gains/(losses)	322	(322)	282	(282)

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 0.6 percentage points as a reasonable possible change in interest rates at the end of 2020. A change of 0.6 percentage points in interest rates was also in 2019 viewed as a reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates has an estimated negative impact on net financial items in the Consolidated statement of income. For further information related to the interest risks and how Equinor manages these risks, see note 5 Financial risk and capital management.

Interest risk sensitivity	At 31 December
	2020		2019
(in USD million)	- 0.6 percentage points	+ 0.6 percentage points	- 0.6 percentage points	+ 0.6 percentage points

Positive/(negative) impact on net financial items	516	(516)	526	(526)

Equity price risk

The following equity price risk sensitivity has been calculated, by assuming a 35% possible change in equity prices that impact Equinor’s financial accounts, based on balances at 31 December 2020. At 31 December 2019, a change of 35% in equity prices were viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income. For further information related to the equity price risk and how Equinor manages these risks, see note 5 Financial risk and capital management.

Equity price sensitivity	At 31 December
	2020		2019
(in USD million)	- 35%	+ 35%	- 35%	+ 35%

Net gains/(losses)	(684)	684	(631)	631

258   Equinor, Annual Report on Form 20-F 2020

26 Subsequent events

On 16 November 2020, Equinor communicated a new organisational corporate structure, which will come into effect on 1 June 2021. The main change is that the operating segment Development & Production Brazil will be merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration will be divided and merged into Exploration & Production Norway and Exploration & Production International. Global Strategy & Business development will be divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling will be split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The current organisational structure will remain in place until the planned implementation takes effect. The new organisational corporate structure will not imply any changes in the reportable segments.

From the first quarter of 2021, Equinor will start reporting New Energy Solutions (NES), to be renamed to Renewables from 1 June 2021, as a separate reportable segment due to the strategic importance of the operating segment.

On 8 January 2021, The Norwegian Government announced a new climate action plan. One proposed measure to reduce CO2 emissions is to increase the CO2 tax on offshore oil and gas production gradually and with full effect from 2030. The plan also proposes increased offshore methane tax. Compared to Equinor’s estimates at 31 December 2020, it is expected that the cost increase for Equinor for the year 2030 will be approximately USD 0.4 billion pre-tax. This is not expected to significantly impact impairment assessments in E&P Norway as of the first quarter of 2021. The climate action plan is expected to be approved by the Parliament in the spring of 2021.

On 29 January 2021, Equinor closed the agreement with BP to sell a 50% non-operated interest in the Empire Wind and Beacon Wind assets for a total preliminary consideration of USD 1.2 billion, including USD 0.1 billion in interim period adjustments, with remaining cash consideration after the prepayment in 2020 was paid at closing.

On 9 February 2021, Equinor has agreed to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments, for a total consideration of around USD 900 million. The effective date of the transaction is 1 January 2021. Closing is subject to the satisfaction of customary conditions, including authority approvals.

On 26 February 2021, Equinor closed the agreement with ENI to sell a 10% non-operated interest in the Dogger Bank A and Dogger Bank B projects for a total consideration GBP 206.4 million paid at closing.

Equinor, Annual Report on Form 20-F 2020    259

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

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of the re-determination on proved reserves, which is estimated to be less than 10 million boe, is not yet included.

No new events have occurred since 31 December 2020 that would result in a significant change in the estimated proved reserves or other figures reported as of that date. The effective date of the recently announced agreement to divest our interests in the Bakken field in the USA is 1 January 2021. This will result in an estimated reduction in proved reserves of 94 million boe at year-end 2021.

Proved oil and gas reserves

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

The determination of these reserves is part of an ongoing process subject to continual revision as additional information becomes available. Estimates of proved reserve quantities are dynamic and change over time as new information becomes available. Moreover, identified reserves and contingent resources that may become proved in the future are excluded from the calculations.

Equinor's proved reserves are recognised under various forms of contractual agreements, including production sharing agreements (PSAs) where Equinor's share of reserves can vary due to commodity prices or other factors. Reserves from agreements such as PSAs and buy-back agreements are based on the volumes to which Equinor has access (cost oil and profit oil), limited to available market access. At 31 December 2020, 5% of total proved reserves were related to such agreements, of which 10% were oil, condensate and NGL reserves and 1% were gas reserves. This compares with 5% of total proved reserves for both 2019 and 2018. Net entitlement oil and gas production from fields with such agreements was 59 million boe during 2020, compared to 68 million boe for 2019 and 83 million boe for 2018. Equinor participates in such agreements in Algeria, Angola, Azerbaijan, Libya, Nigeria and Russia.

Equinor is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where the tax is paid on behalf of Equinor. Reserves are net of royalty oil paid in-kind, except reserves in the US. Proved reserves does not include quantities consumed during production.

Rule 4-10 of Regulation S-X requires that the estimation of reserves is based on existing economic conditions, including a 12-month average price determined as an unweighted arithmetic average of the first-of-the month price for each month within the reporting period, unless prices are defined by contractual arrangements. Volume weighted average prices for the total Equinor portfolio, and the Brent blend price, is presented in the following table:

260   Equinor, Annual Report on Form 20-F 2020

		Volume weighted average prices at year-end
	Brent blend	Oil	Condensate	NGL	Natural gas
	(USD/boe)	(USD/boe)	(USD/boe)	(USD/boe)	(USD/mmbtu)

2020	41.26	40.60	33.99	23.72	3.18
2019	63.04	60.04	55.37	29.96	5.12
2018	71.59	67.99	67.42	39.81	6.19

The decrease in commodity prices affected the profitable reserves to be recovered from accumulations, resulting in lower proved reserves. The negative revisions due to price are in general a result of limitation to economic cut-off. For fields with a production-sharing type of agreement this is to some degree offset by higher entitlement to the reserves. These changes are all included in the revision category in the tables below, giving a net decrease of Equinor’s proved reserves at year-end.

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

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographic area, defined as country or continent containing 15% or more of total proved reserves. At 31 December 2020 Norway is the only country in this category, with 72% of the total proved reserves. Since the USA contained 16% of the Proved reserves at the beginning of 2017, management has determined that the most meaningful presentation of geographic areas also in 2020 would be Norway, US, and the continents of Eurasia (excluding Norway), Africa, and Americas (excluding USA).

Proved reserves movements 2020

Africa

The net increase of 40 mill boe in revision and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Angola, Algeria, Nigeria and Libya.

USA

The net decrease of 118 million boe in revisions and improved recovery included a negative revision of 110 million boe related to our onshore developments. This was mainly due to reduced activity levels as well as shorter economic field lifetime caused by reduced oil and gas prices. The reduced prices have also affected some of our Gulf of Mexico fields negatively. The increase of 101 million boe in extension and discoveries was the result of new wells drilled in previously unproven areas in our onshore developments.

Americas excl USA

The net decrease of 55 million boe in revisions and improved recovery was mainly due to  shorter economic lifetime for fields in Brazil caused by the reduced oil prices. The equity accounted increase of 6 million boe in purchase of reserves-in-place is in Argentina.

Proved reserves movements 2019

Norway

The decrease of 66 million boe (equity accounted) was due to a divestment of a 16% shareholding in Lundin after which Equinor no longer carry any equity accounted proved reserves in Norway.

Eurasia excl Norway

The net increase of 52 million boe in revisions and improved recovery was mainly related to positive revisions on fields in the UK but did also include some additional volumes from an increased recovery project in Azerbaijan. The increase of 110 million boe in extensions and discoveries (equity accounted) was in Russia where a new development project was sanctioned.

Equinor, Annual Report on Form 20-F 2020    261

Africa

The net increase of 25 million boe in revisions and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Algeria and Angola.

USA

The increase of 126 mill boe in extensions and discoveries was due to continued  drilling of new wells in previously undrilled areas in our onshore developments.

Proved reserves movements 2018

Norway

The increase of 680 million boe in extensions and discoveries was primarily related to sanctioning of the phase 2 development of the Johan Sverdrup oil field and the phase 3 development of the Troll gas field. Phase 2 of the Johan Sverdrup development was also the reason for the equity accounted net increase of 11 million boe in the same category as our shareholding in Lundin Petroleum.

Eurasia excluding Norway

The net increase of 39 million boe in revisions and improved recovery was primarily an effect of increased oil price, prolonging the economic lifetime of certain fields in this area.

Africa

The net increase of 57 million boe in revisions and improved recovery was due to an extension of the In Amenas PSA in Algeria and drilling of more wells in the Agbami field in Nigeria, increasing the recovery from this field. The net increase also included minor revisions, both positive and negative, on several fields in Algeria and Libya.

USA

The net increase of 154 mill boe in extensions and discoveries was primarily due to extensions of the proved areas in our onshore developments through drilling of new wells in previously undrilled areas. It also included an increase trough sanctioning of the Vito field development in the Gulf of Mexico.

Americas excluding the USA

The net increase of 60 million boe in revisions and improved recovery came mainly from positive revisions on fields in Brazil, but also from positive revisions in Canada. The increase of 115 million boe in purchase of reserves-in-place was in Brazil.

Changes to the proved reserves in 2020 are also described by each geographic area in section 2.9 Operational performance, Proved oil and gas reserves. Development of the proved undeveloped reserves is described in section 2.9 Operational performance, Development of reserves.

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2017 through 2020, and the changes therein.

262   Equinor, Annual Report on Form 20-F 2020

	Consolidated companies						Equity accounted				Total
Net proved oil and condensate reserves (in million boe)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total

At 31 December 2017	1,380	97	185	351	237	2,249	53	-	-	53	2,302

Revisions and improved recovery	114	36	35	7	60	251	4	-	-	4	256
Extensions and discoveries	99	-	3	59	-	161	10	-	-	10	171
Purchase of reserves-in-place	21	-	-	2	111	133	-	-	-	-	133
Sales of reserves-in-place	(0)	(2)	-	(0)	-	(2)	-	-	-	-	(2)
Production	(155)	(8)	(57)	(48)	(29)	(298)	(5)	-	-	(5)	(303)

At 31 December 2018	1,458	124	165	371	378	2,496	62	-	-	62	2,558

Revisions and improved recovery	113	50	19	35	27	244	3	(0)	-	3	247
Extensions and discoveries	5	3	-	25	-	33	-	57	-	57	91
Purchase of reserves-in-place	41	-	-	18	-	59	-	-	-	-	59
Sales of reserves-in-place	(4)	-	-	(13)	-	(17)	(62)	-	-	(62)	(80)
Production	(151)	(9)	(47)	(54)	(36)	(296)	(3)	(1)	-	(4)	(300)

At 31 December 2019	1,463	168	137	383	369	2,518	-	56	-	56	2,575

Revisions and improved recovery	32	(12)	33	(55)	(57)	(58)	-	(5)	-	(5)	(63)
Extensions and discoveries	27	2	-	7	-	36	-	0	-	0	36
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	5	5	5
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	-
Production	(193)	(15)	(39)	(48)	(25)	(320)	-	(1)	(1)	(2)	(322)

At 31 December 2020	1,329	143	131	287	287	2,177	-	50	5	55	2,232

Proved developed oil and condensate reserves

At 31 December 2017	514	55	173	252	118	1,112	-	-	-	-	1,112
At 31 December 2018	493	46	152	279	247	1,216	0	-	-	0	1,216
At 31 December 2019	691	44	124	278	254	1,392	-	5	-	5	1,396
At 31 December 2020	654	54	110	217	202	1,237	-	8	5	13	1,249

Proved undeveloped oil and condensate reserves

At 31 December 2017	866	42	12	99	119	1,138	53	-	-	53	1,191
At 31 December 2018	966	78	13	91	131	1,279	62	-	-	62	1,342
At 31 December 2019	772	123	13	104	115	1,127	-	52	-	52	1,178
At 31 December 2020	676	88	21	70	86	940	-	42	0	42	982

Equinor, Annual Report on Form 20-F 2020    263

	Consolidated companies						Equity accounted				Total
Net proved NGL reserves (in million boe)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total

At 31 December 2017	278	-	10	90	-	378	1	-	-	1	379

Revisions and improved recovery	25	-	15	(9)	-	30	(0)	-	-	(0)	30
Extensions and discoveries	21	-	-	16	-	37	0	-	-	0	37
Purchase of reserves-in-place	8	-	-	0	-	8	-	-	-	-	8
Sales of reserves-in-place	-	-	-	(0)	-	(0)	-	-	-	-	(0)
Production	(46)	-	(4)	(12)	-	(62)	(0)	-	-	(0)	(62)

At 31 December 2018	286	-	21	85	-	392	1	-	-	1	393

Revisions and improved recovery	5	-	0	(2)	-	3	-	-	-	-	3
Extensions and discoveries	1	-	-	11	-	12	-	-	-	-	12
Purchase of reserves-in-place	4	-	-	1	-	5	-	-	-	-	5
Sales of reserves-in-place	(1)	-	-	(18)	-	(18)	(1)	-	-	(1)	(20)
Production	(41)	-	(3)	(12)	-	(57)	-	-	-	-	(57)

At 31 December 2019	254	-	18	65	-	337	-	-	-	-	337

Revisions and improved recovery	(7)	0	2	(8)	-	(13)	-	-	-	-	(13)
Extensions and discoveries	0	-	-	7	-	8	-	-	-	-	8
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	-	-	-
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	-
Production	(40)	(0)	(3)	(11)	-	(54)	-	-	-	-	(54)

At 31 December 2020	208	0	17	53	-	278	-	-	-	-	278

Proved developed NGL reserves

At 31 December 2017	199	-	10	68	-	278	-	-	-	-	278
At 31 December 2018	192	-	18	68	-	277	0	-	-	0	277
At 31 December 2019	175	-	15	49	-	240	-	-	-	-	240
At 31 December 2020	141	0	15	47	-	204	-	-	-	-	204

Proved undeveloped NGL reserves

At 31 December 2017	78	-	-	21	-	100	1	-	-	1	101
At 31 December 2018	94	-	3	18	-	115	1	-	-	1	116
At 31 December 2019	78	-	3	16	-	97	-	-	-	-	97
At 31 December 2020	66	(0)	2	6	-	74	-	-	-	-	74

264   Equinor, Annual Report on Form 20-F 2020

	Consolidated companies						Equity accounted				Total
Net proved gas reserves (in million cf)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total

At 31 December 2017	12,343	159	310	2,252	-	15,064	9	-	-	9	15,073

Revisions and improved recovery	1,033	15	40	(9)	-	1,079	3	-	-	3	1,082
Extensions and discoveries	3,141	-	-	446	-	3,587	2	-	-	2	3,588
Purchase of reserves-in-place	274	-	-	3	26	303	-	-	-	-	303
Sales of reserves-in-place	(0)	-	-	(0)	-	(0)	-	-	-	-	(0)
Production	(1,502)	(39)	(84)	(318)	(5)	(1,949)	(4)	-	-	(4)	(1,953)

At 31 December 2018	15,290	134	266	2,373	20	18,084	10	-	-	10	18,094

Revisions and improved recovery	432	8	31	(39)	(3)	429	2	1	-	3	432
Extensions and discoveries	36	-	-	506	-	542	-	298	-	298	840
Purchase of reserves-in-place	37	-	-	11	-	48	-	-	-	-	48
Sales of reserves-in-place	(18)	-	-	(118)	-	(135)	(10)	-	-	(10)	(145)
Production	(1,447)	(31)	(57)	(363)	(9)	(1,907)	(2)	(4)	-	(6)	(1,913)

At 31 December 2019	14,330	111	241	2,371	8	17,060	-	295	-	295	17,355

Revisions and improved recovery	(195)	(36)	29	(311)	8	(505)	-	(28)	-	(28)	(534)
Extensions and discoveries	4	-	-	485	-	488	-	-	-	-	488
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	4	4	4
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	-
Production	(1,425)	(26)	(42)	(373)	(9)	(1,874)	-	(3)	(1)	(3)	(1,878)

At 31 December 2020	12,714	49	227	2,171	7	15,169	-	264	3	267	15,436

Proved developed gas reserves

At 31 December 2017	8,852	159	273	1,675	-	10,958	-	-	-	-	10,958
At 31 December 2018	10,459	111	240	1,740	20	12,569	0	-	-	0	12,570
At 31 December 2019	9,417	111	217	1,645	8	11,398	-	67	-	67	11,465
At 31 December 2020	7,863	49	199	1,681	7	9,799	-	123	3	126	9,926

Proved undeveloped gas reserves

At 31 December 2017	3,492	-	37	577	-	4,106	9	-	-	9	4,115
At 31 December 2018	4,831	24	26	634	-	5,514	10	-	-	10	5,524
At 31 December 2019	4,912	0	23	726	-	5,662	-	228	-	228	5,889
At 31 December 2020	4,851	0	28	490	-	5,369	-	141	0	141	5,510

Equinor, Annual Report on Form 20-F 2020    265

	Consolidated companies						Equity accounted				Total
Net proved reserves (in million boe)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	Total

At 31 December 2017	3,857	125	250	842	237	5,311	56	-	-	56	5,367

Revisions and improved recovery	323	39	57	(4)	60	474	5	-	-	5	479
Extensions and discoveries	680	-	3	154	-	837	11	-	-	11	848
Purchase of reserves-in-place	78	-	-	3	115	196	-	-	-	-	196
Sales of reserves-in-place	(0)	(2)	-	(0)	-	(2)	-	-	-	-	(2)
Production	(469)	(15)	(76)	(116)	(30)	(707)	(6)	-	-	(6)	(713)

At 31 December 2018	4,468	148	233	879	382	6,110	66	-	-	66	6,175

Revisions and improved recovery	195	52	25	26	26	324	3	(0)	-	3	327
Extensions and discoveries	13	3	-	126	-	142	-	110	-	110	253
Purchase of reserves-in-place	51	-	-	21	-	72	-	-	-	-	72
Sales of reserves-in-place	(8)	-	-	(51)	-	(59)	(66)	-	-	(66)	(125)
Production	(450)	(15)	(60)	(131)	(38)	(693)	(3)	(1)	-	(5)	(698)

At 31 December 2019	4,270	187	198	870	370	5,895	-	109	-	109	6,004

Revisions and improved recovery	(9)	(18)	40	(118)	(55)	(161)	-	(10)	-	(10)	(171)
Extensions and discoveries	28	2	-	101	-	131	-	0	-	0	131
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	6	6	6
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	-
Production	(486)	(20)	(49)	(126)	(26)	(708)	-	(2)	(1)	(3)	(710)

At 31 December 2020	3,802	151	189	727	289	5,158	-	97	5	102	5,260

Proved developed reserves

At 31 December 2017	2,290	83	231	619	118	3,342	-	-	-	-	3,342
At 31 December 2018	2,548	66	212	657	250	3,733	0	-	-	0	3,733
At 31 December 2019	2,544	64	178	621	255	3,663	-	17	-	17	3,679
At 31 December 2020	2,196	63	161	564	203	3,187	-	30	5	35	3,222

Proved undeveloped reserves

At 31 December 2017	1,567	42	19	223	119	1,969	56	-	-	56	2,025
At 31 December 2018	1,920	82	21	222	131	2,377	65	-	-	65	2,442
At 31 December 2019	1,725	123	20	250	115	2,233	-	92	-	92	2,325
At 31 December 2020	1,606	88	28	163	86	1,971	-	67	0	67	2,038

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

266   Equinor, Annual Report on Form 20-F 2020

Capitalised cost related to oil and gas producing activities
Consolidated companies
	At 31 December
(in USD million)	2020	2019	2018

Unproved properties	9,034	11,304	11,227
Proved properties, wells, plants and other equipment	192,040	188,425	180,463

Total capitalised cost	201,073	199,730	191,690
Accumulated depreciation, impairment and amortisation	(136,524)	(129,383)	(122,803)

Net capitalised cost	64,549	70,347	68,887

Net capitalised cost related to equity accounted investments as of 31 December 2020 was USD 450 million, USD 385 million in 2019 and USD 1,446 million in 2018. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line with the description below for result of operations for oil and gas producing activities.

Expenditures incurred in oil and gas property acquisition, exploration and development activities
These expenditures include both amounts capitalised and expensed.

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2020
Exploration expenditures	470	197	81	215	409	1,372
Development costs	4,466	436	279	983	565	6,729
Acquired proved properties	0	0	36	7	0	43
Acquired unproved properties	0	41	2	1	24	68

Total	4,936	674	398	1,206	998	8,212

Full year 2019
Exploration expenditures	617	381	72	153	362	1,585
Development costs	4,955	679	350	1,947	601	8,532
Acquired proved properties	1,129	0	0	845	0	1,974
Acquired unproved properties	10	338	0	133	427	908

Total	6,711	1,398	422	3,078	1,390	12,999

Full year 2018
Exploration expenditures	573	190	48	138	489	1,438
Development costs	4,717	704	192	2,078	471	8,162
Acquired proved properties	1,333	0	0	21	2,133	3,487
Acquired unproved properties	108	10	10	411	886	1,425

Total	6,731	904	250	2,648	3,979	14,512

Equinor, Annual Report on Form 20-F 2020    267

Expenditures incurred in exploration and development activities related to equity accounted investments was USD 71 million in 2020, USD 166 million in 2019 and USD 249 million in 2018. These figures include Lundin with USD 117 million incurred prior to the divestment of 16% stake in the third quarter of 2019 and USD 241 million in 2018.

Results of operation for oil and gas producing activities

As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Equinor.

The results of operations for oil and gas producing activities are included in the two upstream reporting segments Exploration & Production Norway (E&P Norway) and Exploration & Production International (E&P International) as presented in note 3 Segments  within the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position and royalty payments costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based derivatives within the upstream segments.

Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2020
Sales	76	189	240	218	5	728
Transfers	11,778	652	1,621	2,181	910	17,142
Other revenues	165	14	0	216	5	400

Total revenues	12,019	855	1,861	2,615	920	18,270

Exploration expenses	(423)	(295)	(1,034)	(1,000)	(739)	(3,491)
Production costs	(2,048)	(192)	(440)	(563)	(376)	(3,619)
Depreciation, amortisation and net impairment losses	(5,727)	(2,081)	(737)	(3,827)	(713)	(13,085)
Other expenses	(688)	(150)	(56)	(753)	(220)	(1,867)

Total costs	(8,886)	(2,718)	(2,267)	(6,143)	(2,048)	(22,062)

Results of operations before tax	3,133	(1,863)	(406)	(3,528)	(1,128)	(3,792)
Tax expense	(1,429)	718	(168)	(30)	(252)	(1,159)

Results of operations	1,704	(1,145)	(574)	(3,558)	(1,380)	(4,951)

Net income/(loss) from equity accounted investments	0	(136)	0	0	(10)	(146)

268   Equinor, Annual Report on Form 20-F 2020

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2019
Sales	15	243	555	302	853	1,968
Transfers	17,754	562	2,666	3,732	1,139	25,853
Other revenues	1,151	27	2	199	51	1,430

Total revenues	18,920	832	3,223	4,233	2,043	29,251

Exploration expenses	(478)	(394)	(43)	(724)	(225)	(1,864)
Production costs	(2,297)	(163)	(519)	(658)	(413)	(4,050)
Depreciation, amortisation and net impairment losses	(5,617)	(517)	(1,032)	(4,140)	(771)	(12,077)
Other expenses	(895)	(164)	(46)	(1,012)	(329)	(2,446)

Total costs	(9,287)	(1,238)	(1,640)	(6,534)	(1,738)	(20,437)

Results of operations before tax	9,633	(406)	1,583	(2,301)	305	8,814
Tax expense	(6,197)	199	(685)	(68)	(13)	(6,764)

Results of operations	3,436	(207)	898	(2,369)	292	2,050

Net income/(loss) from equity accounted investments	15	24	0	6	0	45

Equinor, Annual Report on Form 20-F 2020    269

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2018
Sales	45	360	1,693	305	540	2,943
Transfers	21,814	558	3,474	3,934	1,142	30,922
Other revenues	605	97	59	175	32	967

Total revenues	22,464	1,015	5,226	4,413	1,714	34,832

Exploration expenses	(431)	(195)	(40)	(407)	(349)	(1,422)
Production costs	(2,416)	(162)	(526)	(586)	(349)	(4,039)
Depreciation, amortisation and net impairment losses	(4,370)	(354)	(1,458)	(2,197)	(584)	(8,962)
Other expenses	(852)	(196)	(56)	(852)	(287)	(2,243)

Total costs	(8,069)	(907)	(2,079)	(4,042)	(1,569)	(16,665)

Results of operations before tax	14,396	108	3,147	372	145	18,167
Tax expense	(10,185)	282	(1,460)	(1)	277	(11,088)

Results of operations	4,211	390	1,687	371	421	7,079

Net income/(loss) from equity accounted investments	10	23	0	8	0	41

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

2020	4	10	9	4	14	5
2019	5	11	9	5	11	6
2018	5	11	7	5	11	6

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

270   Equinor, Annual Report on Form 20-F 2020

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2020
Consolidated companies
Future net cash inflows	107,618	6,610	7,234	14,892	10,685	147,039
Future development costs	(11,209)	(2,489)	(682)	(1,351)	(1,534)	(17,265)
Future production costs	(42,410)	(3,622)	(3,170)	(8,020)	(7,568)	(64,790)
Future income tax expenses	(35,236)	(209)	(1,262)	(965)	(336)	(38,008)
Future net cash flows	18,763	290	2,119	4,556	1,248	26,976
10% annual discount for estimated timing of cash flows	(6,937)	(80)	(505)	(1,269)	24	(8,768)
Standardised measure of discounted future net cash flows	11,826	210	1,614	3,286	1,272	18,209

Equity accounted investments
Standardised measure of discounted future net cash flows	-	(32)	-	-	22	(10)

Total standardised measure of discounted future net cash flows including equity accounted investments	11,826	178	1,614	3,286	1,294	18,199
						+

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2019
Consolidated companies
Future net cash inflows	187,897	10,506	10,752	27,547	19,977	256,679
Future development costs	(13,068)	(3,075)	(684)	(2,338)	(2,667)	(21,832)
Future production costs	(50,316)	(4,501)	(4,180)	(11,678)	(11,453)	(82,128)
Future income tax expenses	(91,386)	(378)	(2,194)	(2,955)	(932)	(97,846)
Future net cash flows	33,127	2,553	3,694	10,575	4,925	54,873
10% annual discount for estimated timing of cash flows	(12,854)	(772)	(883)	(3,586)	(1,605)	(19,699)
Standardised measure of discounted future net cash flows	20,273	1,781	2,811	6,989	3,320	35,173

Equity accounted investments
Standardised measure of discounted future net cash flows	-	475	-	-	-	475

Total standardised measure of discounted future net cash flows including equity accounted investments	20,273	2,256	2,811	6,989	3,320	35,648
						+

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2018
Consolidated companies
Future net cash inflows	225,928	9,585	14,050	32,306	23,651	305,520
Future development costs	(16,403)	(3,029)	(614)	(2,548)	(3,184)	(25,777)
Future production costs	(55,332)	(4,074)	(4,947)	(12,445)	(12,237)	(89,035)
Future income tax expenses	(113,522)	(416)	(2,968)	(3,530)	(1,036)	(121,471)
Future net cash flows	40,671	2,067	5,522	13,783	7,194	69,237
10% annual discount for estimated timing of cash flows	(16,303)	(789)	(1,372)	(5,014)	(2,460)	(25,937)
Standardised measure of discounted future net cash flows	24,368	1,278	4,150	8,769	4,734	43,299

Equity accounted investments
Standardised measure of discounted future net cash flows	607	-	-	-	-	607

Total standardised measure of discounted future net cash flows including equity accounted investments	24,975	1,278	4,150	8,769	4,734	43,907

Equinor, Annual Report on Form 20-F 2020    271

Changes in the standardised measure of discounted future net cash flows from proved reserves
(in USD million)	2020	2019	2018

Consolidated companies
Standardised measure at 1 January	35,173	43,299	26,663
Net change in sales and transfer prices and in production (lifting) costs related to future production	(52,527)	(22,147)	39,646
Changes in estimated future development costs	(1,547)	(3,433)	(7,751)
Sales and transfers of oil and gas produced during the period, net of production cost	(15,180)	(24,117)	(29,556)
Net change due to extensions, discoveries, and improved recovery	265	1,333	12,046
Net change due to purchases and sales of minerals in place	-	987	4,815
Net change due to revisions in quantity estimates	3,263	8,176	11,622
Previously estimated development costs incurred during the period	6,558	8,341	8,066
Accretion of discount	9,087	11,066	6,525
Net change in income taxes	33,117	11,668	(28,775)

Total change in the standardised measure during the year	(16,965)	(8,126)	16,637

Standardised measure at 31 December	18,209	35,173	43,299

Equity accounted investments
Standardised measure at 31 December	(10)	475	607

Standardised measure at 31 December including equity accounted investments	18,199	35,648	43,907

In the table above, each line item presents the sources of changes in the standardised measure value on a discounted basis, with the accretion of discount line item reflecting the increase in the net discounted value of the proved oil and gas reserves due to the fact that the future cash flows are now one year closer in time.

The standardised measure at the beginning of the year represents the discounted net present value after deductions of both future development costs, production costs and taxes. The ‘Net change in sales and transfer prices and in production (lifting) costs related to future production’ is, on the other hand, related to the future net cash flows at 31 December 2019. The proved reserves at 31 December 2019 were multiplied by the actual change in price, and change in unit of production costs, to arrive at the net effect of changes in price and production costs. Development costs and taxes are reflected in the line items ‘Change in estimated future development costs’ and ‘Net change in income taxes’ and are not included in the ‘Net change in sales and transfer prices and in production (lifting) costs related to future production’.

272   Equinor, Annual Report on Form 20-F 2020

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

The board of directors has proposed to the AGM a dividend of USD 0.12 per share for the fourth quarter of 2020 which is an increase from the previous quarter.

The following table shows the cash dividend amounts to all shareholders since 2016 on a per share basis and in aggregate.

		Ordinary dividend per share								Ordinary dividend per share
Fiscal year	Curr.	Q1	Curr.	Q2	Curr.	Q3	Curr.	Q4	Curr.

2016	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.8804
2017	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2300	USD	0.8903
2018	USD	0.2300	USD	0.2300	USD	0.2300	USD	0.2600	USD	0.9500
2019	USD	0.2600	USD	0.2600	USD	0.2600	USD	0.2700	USD	1.0500
2020	USD	0.0900	USD	0.0900	USD	0.1100	USD	0.1200	USD	0.4100

On 9 February 2021 the board of directors proposed to declare a dividend for the fourth quarter of 2020 of USD 0.12 per share (subject to approval by the AGM). The Equinor share will trade ex-dividend 12 May 2021 on OSE and for ADR holders on NYSE. Record date will be 14 May 2021 on OSE and NYSE. Payment date will be 27 May 2021.

Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs. The NOK dividend will be based on average USD/NOK exchange rates from Norges Bank in the period plus/minus three business days from record date, in total seven business dates.

Share buy-back

For the period 2013-2020, the board of directors has been authorised by the annual general meeting of Equinor to repurchase Equinor shares in the market for subsequent annulment. It is Equinor’s intention to renew this authorisation at the annual general meeting in May 2021.

On 4 September 2019, the board of directors approved a share buy-back programme of up to USD 5 billion over a period until the end of 2022, subject to annual renewal of the authorisation from the annual general meeting. The first tranche of the programme of around USD 1.5 billion commenced on 5 September, 2019 and concluded on 4 February 2020. In line with the objective of the share buy-back programme, the annual general meeting on 14 May 2020 decided that share capital shall be reduced with a total of 80,973,512 shares with a volume weighted average

Equinor, Annual Report on Form 20-F 2020    273

price of NOK 170.88. As a response to the Covid-19 pandemic, Equinor suspended the buy-back programme on 22 March 2020 until further notice.

274   Equinor, Annual Report on Form 20-F 2020

Shares purchased by issuer

Shares are acquired in the market for transfer to employees under the share savings scheme in accordance with the limits set by the board of directors. No shares were repurchased in the market for the purpose of subsequent annulment in 2020.

Equinor's share savings plan

Since 2004, Equinor has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately USD 175). This company contribution is a tax-free employee benefit under current Norwegian tax legislation. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

The board of directors is authorised to acquire Equinor shares in the market on behalf of the company. The authorisation is valid until the next annual general meeting, but not beyond 30 June 2021. This authorisation replaces the previous authorisation to acquire Equinor’s own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2017. It is Equinor’s intention to renew this authorisation at the annual general meeting on 11 May 2021.

Period in which shares were repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation

Jan-20	595,692	179.1109	4,886,064	9,113,936
Feb-20	670,130	161.0881	5,556,194	8,443,806
Mar-20	1,036,485	104.6324	6,592,679	7,407,321
Apr-20	841,163	129.3684	7,433,842	6,566,158
May-20	786,145	138.3586	8,219,987	5,780,013
Jun-20	766,528	141.4560	766,528	13,233,472
Jul-20	768,895	141.1376	1,535,423	12,464,577
Aug-20	746,401	145.1900	2,281,824	11,718,176
Sep-20	760,809	142.6205	3,042,633	10,957,367
Oct-20	826,729	131.9803	3,869,362	10,130,638
Nov-20	815,739	134.1555	4,685,101	9,314,899
Dec-20	734,253	149.0766	5,419,354	8,580,646
Jan-21	646,514	165.5399	6,065,868	7,934,132
Feb-21	696,049	154.8554	6,761,917	7,238,083

TOTAL	10,691,532 1)	144.1836 2)

1)	All shares repurchased have been purchased in the open market and pursuant to the authorisation mentioned above.
2)	Weighted average price per share.

Equinor, Annual Report on Form 20-F 2020    275

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

Direct and indirect payments by the depositary

Under our arrangement with J.P. Morgan, the company will each year receive from J.P. Morgan the lesser of (a) USD 2,000,000 and (b) the difference between revenues and expenses of the ADR programme. For the year ended 31 December 2020, J.P. Morgan reimbursed USD

276   Equinor, Annual Report on Form 20-F 2020

2,000,000 to the company. J.P. Morgan also reimbursed the company USD 25,000 in legal fees incurred in connection with the transfer of the ADR programme from Deutsche Bank. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2020, such costs, associated with the administration of the ADR programme, paid by the company, added up to approximately USD 206,486. Under certain circumstances, including the removal of J.P. Morgan as depositary, the company is required to repay to JPMorgan certain amounts paid to the company in prior periods.

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

Taxation of dividends received by Norwegian shareholders

Corporate shareholders (i.e. limited liability companies and similar entities) residing in Norway for tax purposes are generally subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received, which is subject to the standard income tax rate of 22%.

Individual shareholders residing in Norway for tax purposes are subject to the standard income tax rate of 22%for dividend income exceeding a basic tax free allowance. However, dividend income exceeding the basic tax free allowance is grossed up with a factor of 1.44 before being included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44). The tax free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that share or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the dividend distributed for the share or ADS (“unused allowance”) may be carried forward and set off against future dividends received on (or gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for computation of the allowance for the same share or ADS the following year.

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

Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax of 22%.

Certain other important exceptions and modifications are outlined below.

The withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability companies or certain other types of Norwegian entities, and are further able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA, provided that Norway is entitled to receive information from the country of residence pursuant to a tax treaty or other international treaty. If no such treaty exists with the country of residence, the shareholder may instead present confirmation issued by the tax authorities of the country of residence verifying the documentation.

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

Procedure for claiming a reduced withholding tax rate on dividends:

A foreign shareholder that is entitled to an exemption from or reduction of withholding tax on dividends, may request that the exemption or reduction is applied at source by the distributor. Such request must be accompanied by satisfactory documentation which supports that the foreign shareholder is entitled to a reduced withholding tax rate. Specific documentation requirements apply.

Equinor, Annual Report on Form 20-F 2020    277

For holders of shares and ADSs deposited with JPMorgan Chase Bank N.A. (JPMorgan), documentation establishing that the holder is eligible for the benefits under a tax treaty with Norway, may be provided to JPMorgan. JPMorgan has been granted permission by the Norwegian tax authorities to receive dividends from us for redistribution to a beneficial owner of shares and ADSs at the applicable treaty withholding rate.

The statutory 25% withholding tax rate will be levied on dividends paid to shareholders (either directly or through a depositary) who have not provided the relevant documentation to the relevant party that they are eligible for a reduced rate. The beneficial owners will in this case have to apply to Skatteetaten (The Norwegian Tax Administration) for a refund of the excess amount of tax withheld. Please refer to the tax authorities’ web page for more information and the requirements of such application: www.skatteetaten.no/en/person.

Taxation on realisation of shares and ADSs

Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Norwegian companies. Capital losses are not deductible.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other disposal of shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal, which is subject to the standard income tax rate of 22%. However, the taxable gain or deductible loss is grossed up with a factor of 1.44 before included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44).

The taxable gain or deductible loss (before gross up) is calculated as the sales price adjusted for transaction expenses minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs. Any unused allowance pertaining to a share may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of the other shares or ADSs.

If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the “FIFO” principle) when calculating gain or loss for tax purposes.

Individual shareholders residing in Norway for tax purposes may hold listed shares in companies resident within the EEA through a stock savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account whereas loss on shares will be deductible when the account is terminated.

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

Wealth tax

The shares or ADSs are included in the basis for the computation of wealth tax imposed on individuals residing in Norway for tax purposes. Norwegian limited liability companies and certain similar entities are not subject to wealth tax. The current marginal wealth tax rate is 0.85% of the value assessed. The assessment value of listed shares (including ADSs) is 65% (reduced from 75% with effect from and including the income year 2020) of the listed value of such shares or ADSs on
1 January in the assessment year.

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

278   Equinor, Annual Report on Form 20-F 2020

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

Equinor, Annual Report on Form 20-F 2020    279

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

As of 31 December 2020, the Norwegian State had a 67% direct ownership interest in Equinor and a 3.6% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.6%.

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

280   Equinor, Annual Report on Form 20-F 2020

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

Equinor, Annual Report on Form 20-F 2020    281

Shareholders at December 2020		Number of Shares	Ownership in %

1	Government of Norway	2,182,650,763	67.00%
2	Folketrygdfondet	118,298,213	3.63%
3	Fidelity Management & Research Company LLC	36,970,461	1.13%
4	Schroder Investment Management Ltd. (SIM)	36,668,210	1.13%
5	BlackRock Institutional Trust Company, N.A.	34,083,625	1.05%
6	The Vanguard Group, Inc.	30,480,188	0.94%
7	T. Rowe Price Associates, Inc.	26,196,428	0.80%
8	Dodge & Cox	21,539,471	0.66%
9	DNB Asset Management AS	19,487,549	0.60%
10	KLP Forsikring	18,348,371	0.56%
11	Storebrand Kapitalforvaltning AS	17,273,350	0.53%
12	SAFE Investment Company Limited	15,237,541	0.47%
13	Marathon Asset Management LLP	14,910,176	0.46%
14	Lazard Asset Management, L.L.C.	14,103,013	0.43%
15	Fidelity International	13,174,327	0.40%
16	BlackRock Financial Management, Inc.	12,322,578	0.38%
17	State Street Global Advisors (US)	11,629,753	0.36%
18	BlackRock Investment Management (UK) Ltd.	11,496,049	0.35%
19	UBS Asset Management (UK) Ltd.	9,774,253	0.30%
20	Wellington Management Company, LLP	8,779,725	0.27%

Source: Data collected by third party, authorised by Equinor, December 2020.

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

282   Equinor, Annual Report on Form 20-F 2020

5.2 Use and reconciliation of non-GAAP financial measures

Since 2007, Equinor has been preparing the Consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European union (EU) and as issued by the International Accounting Standards Board. IFRS has been applied consistently to all periods presented in the 2020 Consolidated financial statements.

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

Equinor, Annual Report on Form 20-F 2020    283

Calculation of capital employed and net debt to capital employed ratio		For the year ended 31 December
(in USD million)		2020	2019	2018

Shareholders' equity		33,873	41,139	42,970
Non-controlling interests		19	20	19

Total equity	A	33,892	41,159	42,990

Current finance debt		5,777	4,087	2,463
Non-current finance debt		32,338	24,945	23,264

Gross interest-bearing debt	B	38,115	29,032	25,727

Cash and cash equivalents		6,757	5,177	7,556
Current financial investments		11,865	7,426	7,041

Cash and cash equivalents and current financial investment	C	18,621	12,604	14,597

Net interest-bearing debt before adjustments	B1 = B-C	19,493	16,429	11,130

Other interest-bearing elements 1)		627	791	1,261
Marketing instruction adjustment 2)		-	-	(146)

Net interest-bearing debt adjusted, including lease liabilities	B2	20,121	17,219	12,246

Lease liabilities		4,405	4,339	-

Net interest-bearing debt adjusted	B3	15,716	12,880	12,246

Calculation of capital employed:
Capital employed	A+B1	53,385	57,588	54,120
Capital employed adjusted, including lease liabilities	A+B2	54,012	58,378	55,235
Capital employed adjusted3)	A+B3	49,608	54,039	55,235

Calculated net debt to capital employed
Net debt to capital employed	(B1)/(A+B1)	36.5%	28.5%	20.6%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	37.3%	29.5%	22.2%
Net debt to capital employed adjusted3)	(B3)/(A+B3)	31.7%	23.8%	22.2%

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

3)

Following implementation of IFRS16 Equinor presents a “net debt to capital employed adjusted” excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 31 December 2018. “Net debt to capital employed adjusted” based on similar adjustments as for 31 December 2018 is 32.0% and 24.2% by 31 December 2020 and 31 December 2019, respectively.

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

284   Equinor, Annual Report on Form 20-F 2020

ROACE was 1.8% in 2020, compared to 9.0% in 2019 and 12.0% in 2018. The change from 2019 is mainly due to a decrease in adjusted earnings after tax.

Equinor, Annual Report on Form 20-F 2020    285

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted	For the year ended 31 December
(in USD million, except percentages)	2020	2019	2018

Adjusted earnings after tax (A)	924	4,925	6,693

Average capital employed adjusted (B)	51,823	54,637	55,704

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (A/B)	1.8%	9.0%	12.0%

c) Organic capital expenditures

Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 3 Segments to the Consolidated financial statements, amounted to USD 9.8 billion in 2020.

Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern.

In 2020, a total of USD 2.0 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2020 were acquisitions of 30% interest in the Bandurria Sur onshore block in Argentina, acquisition of a 49% share in LLC KrasGeoNaC in Russia, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 7.8 billion.

In 2019, capital expenditures were USD 14.8 billion as per note 3 Segments to the Consolidated financial statements. A total of USD 4.8 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2019 were acquisition of a 40% operated interest in the Rosebank project, acquisition of 100% shares in Danske Commodities, acquisition of 10% interest in the BM-S-8 licence in Brazil, acquisition of a 22.45% interest in the Caesar Tonga field,  acquisition of 2.6% interest in the Johan Sverdrup field, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 10.0 billion.

d) Free cash flow

Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 14.0 billion), taxes paid (negative USD 3.1 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 8.5 billion), (increase)/decrease in other items interest-bearing (USD 0.2 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (USD 0.8 billion), dividend paid (negative USD 2.3 billion) and share buy-back (negative USD 1.1 billion), resulting in a free cash flow of USD 0.1 billion in 2020.

e) Adjusted earnings and adjusted earnings after tax

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide an indication of the underlying operational and financial performance in the period (excluding financing) by adjusting by items that are not well correlated to Equinor’s operating performance, and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

Adjusted earnings are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses. Adjusted earnings adjusts for the following items:

•          Changes in fair value of derivatives: Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

286   Equinor, Annual Report on Form 20-F 2020

•          Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

•          Over/underlift: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment

•          The operational storage is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

•          Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

•          Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

•          Eliminations (Internal unrealised profit on inventories:): Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

•          Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

•          Change in accounting policy  are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period

Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Equinor, Annual Report on Form 20-F 2020    287

Calculation of adjusted earnings after tax	For the year ended 31 December
(in USD million)	2020	2019	2018

Net operating income	(3,423)	9,299	20,137

Total revenues and other income	90	(1,022)	(2,141)
Changes in fair value of derivatives	2	(291)	(95)
Periodisation of inventory hedging effect	224	306	(280)
Impairment from associated companies	3	23	-
Change in accounting policy1)	-	-	(287)
Over-/underlift	(130)	166	-
Gain/loss on sale of assets	(9)	(1,227)	(656)
Provisions	-	-	(823)

Purchases [net of inventory variation]	(168)	508	29
Operational storage effects	127	(121)	132
Eliminations	(296)	628	(103)

Operating and administrative expenses	378	619	114
Over-/underlift	70	(32)	-
Other adjustments	1	-	1
Change in accounting policy1)	-	123	-
Gain/loss on sale of assets	23	43	2
Provisions	285	485	111

Depreciation, amortisation and impairment	5,715	3,429	(457)
Impairment	5,934	3,549	794
Reversal of impairment	(218)	(120)	(1,399)
Provisions	-	-	148

Exploration expenses	1,345	651	276
Impairment	1,397	651	287
Reversal of impairment	(63)	-	-
Cost accrual changes	-	-	(11)
Provisions	11
	-
Sum of adjustments to net operating income	7,361	4,185	(2,178)

Adjusted earnings	3,938	13,484	17,959

Tax on adjusted earnings	(3,014)	(8,559)	(11,265)

Adjusted earnings after tax	924	4,925	6,693

1) Change in accounting policy for lifting imbalances.

288   Equinor, Annual Report on Form 20-F 2020

5.3 Legal proceedings

Equinor is involved in a number of proceedings globally concerning matters arising in connection with the conduct of its business. No further update is provided on previously reported legal or arbitration proceedings. Equinor does not believe such proceedings will, individually or in the aggregate, have a significant effect on Equinor’s financial position, profitability, results of operations or liquidity. See also note 9 Income taxes and note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2020    289

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

•           LCOE - Levelised Cost of Energy

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

•           RRR - Reserve replacement ratio

290   Equinor, Annual Report on Form 20-F 2020

•           SDFI - Norwegian State's Direct Financial Interest

•           SEC - Securities and Exchange Commission

•           SEK - Swedish Krona

•           SG&A - Selling, general & administrative

•           SIF - Serious Incident Frequency

•           TPD - Technology, projects and drilling

•           TRIF - Total recordable injuries per million hours worked

•           TSP - Technical service provider

•           UKCS - UK continental shelf

•           US - United States of America

•           USD - United States dollar

•           YPF - Yacimientos Petrolíferos Fiscales S.A

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

Equinor, Annual Report on Form 20-F 2020    291

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

•           Peer group: Equinor’s peer group consists of Equinor, Shell, ExxonMobil, OMV, ConocoPhillips, bp, Marathon Oil, Chevron, Total, Repsol, Eni and Occidental.

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

292   Equinor, Annual Report on Form 20-F 2020

5.7 Forward-looking statements

This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Business overview" and "Strategy and market overview". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor’s response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; the ambition to be a net-zero energy company by 2050; our net carbon intensity, carbon efficiency, methane emissions and flaring reductions, renewable energy capacity, carbon-neutral global operations, internal carbon price on investment decisions, future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, development of CCUS and hydrogen businesses, use of offset mechanisms and natural sinks and support of TCFD recommendations; future financial performance, including cash flow and liquidity; production cuts, including their impact on the level and timing of Equinor’s production; plans to develop fields; the climate action plan announced by the Norwegian government; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2022; our intention to optimise and mature our portfolio; future worldwide economic trends and market conditions; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy; expectations related to production levels, unit production cost, investment, exploration activities, discoveries and development in connection with our transactions and projects in Angola, Argentina, Azerbaijan, Brazil, the Gulf of Mexico, the NCS, the North Sea, Russia, the United Kingdom and the United States; future credit ratings; employee training and KPIs; plans to redesign the CHP; completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; recovery factors and levels; future margins; future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; plans for renewables production capacity and the balance between oil and renewables production; oil and gas volume growth, including for volumes lifted and sold to equal entitlement production; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; environmental cleanup timing; processes related to human rights laws; corporate structure and organizational policies; technological innovation, implementation, position and expectations; expectations regarding board composition, remuneration and application of the company performance modifier future levels of diversity; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management of liquidity reserves; estimated or future liabilities, obligations or expenses; the impacts of Brexit; expected impact of currency and interest rate fluctuations and LIBOR discontinuation; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution, share buy-backs and amounts and timing of dividends are forward-looking statements.

You should not place undue reliance on these forward-looking statements.

Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk review", and in "Operational review", and elsewhere in this Annual Report on Form 20-F.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements trigerred by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report.

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

Equinor, Annual Report on Form 20-F 2020    293

5.8 Signature page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

EQUINOR ASA

(Registrant)

By:             /s/ SVEIN SKEIE

Name:      Svein Skeie

Title:        Executive Vice President and Chief Financial Officer

Dated: 19 March 2021

294   Equinor, Annual Report on Form 20-F 2020

5.9 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit no	Description

Exhibit 1	Articles of Association of Equinor ASA, as amended, effective from 14 May 2020 (English translation).
Exhibit 2.1	Description of Securities registered under Section 12 of the Exchange Act.
Exhibit 2.2

Form of Indenture among Equinor ASA (formerly known as Statoil ASA and StatoilHydro ASA), Equinor Energy AS (formerly known as Statoil Petroleum AS and StatoilHydro Petroleum AS) and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of Equinor ASA's (formerly known as Statoil ASA) and Equinor Energy AS's (formerly known as Statoil Petroleum AS) Post - Effective Amendment No.1 to their Registration Statement on Form F-3 (File No. 333-143339) filed with the Commission on 2 April 2009).

Exhibit 2.3	Supplemental Indenture No. 3 (incorporated by reference to Exhibit 4.1 of Equinor ASA’s Report on Form 6-K (File No. 001-15200) filed with the Commission on 10 September 2018).
Exhibit 2.4	Form of Supplemental Indenture No. 4 (incorporated by reference to Exhibit 4.1 of Equinor ASA’s Report on Form 6-K (File No. 001-15200) filed with the Commission on 13 November 2019).
Exhibit 2.5

Amended and Restated Agency Agreement, dated as of 13 May 2020, by and among Equinor ASA, as Issuer, Equinor Energy AS, as Guarantor, the Bank of New York Mellon, as Agent and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme.

Exhibit 2.6	Deed of Covenant, dated as of 13 May 2020, of Equinor ASA in respect of a €20,000,000 Euro Medium Term Notes Programme.
Exhibit 2.7	Deed of Guarantee, dated as of 13 May 2020, of Equinor Energy AS in respect of a €20,000,000 Euro Medium Term Notes Programme.
Exhibit 4(a)(i)

Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(i) of Equinor's (formerly known as Statoil) 2016 Form 20-F (File no. 001-15200) filed with the Commission on March 17, 2017).

Exhibit 4(a)(ii)

Amendment no. 1, 2, 3, 4, 5 and 6, dated 17 October 2010, 19 February 2013, 15 December 2012, 17 September 2014, 15 December 2017 and 22 December 2017, respectively, to Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(ii) of Equinor's (formerly known as Statoil) 2017 Form 20-F (File no. 001-15200) filed with the Commission on March 23, 2018).

Exhibit 4(c)	Employment agreement with Anders Opedal as of 9 August 2020.
Exhibit 8	Subsidiaries (see Significant subsidiaries included in section 2.8 Corporate in this annual report).
Exhibit 11	Code of Conduct.
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer.1)
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer.1)
Exhibit 15(a)(i)	Consent of EY AS.
Exhibit 15(a)(ii)	Consent of KPMG AS
Exhibit 15(a)(iii)	Consent of DeGolyer and MacNaughton
Exhibit 15(a)(iv)	Report of DeGolyer and MacNaughton
Exhibit 17	List of Guarantor Subsidiaries
Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with the Annual report on Form 20-F.

1)	Furnished only.

The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

Equinor, Annual Report on Form 20-F 2020    295

5.10 Cross reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected Financial Data	2.2 (Business overview—Key figures); 5.1 (Shareholder information—Dividend policy and dividends)
	B. Capitalisation and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	2.12 (Risk review—Risk factors)
Item 4.	Information on the Company
A. History and Development of the Company

2020 Highlights; About the Report; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.11 (Liquidity and Capital Resources—Investments); 3.1 (Introduction); note 4 (Acquisitions and disposals) to 4.1 (Consolidated financial statements of the Equinor Group)

B. Business Overview

Selected Country Information; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.8 (Corporate)

	C. Organisational Structure	2.2 (Business overview—Corporate structure—Segment reporting); 2.8 (Corporate—Subsidiaries and properties)
D. Property, Plants and Equipment

2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Other group); 2.8 (Corporate—Subsidiaries and properties); 2.11 (Liquidity and capital resources—Investments); notes 10 (Property, plant and equipment) and 22 (Leases) to 4.1 (Consolidated financial statements of the Equinor Group)

	Oil and Gas Disclosures	2.9 (Operational performance)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects

The discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019.  A discussion of such items in respect of 2018 may be found in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 15, 2020

	A. Operating Results	2.8 (Corporate—Applicable laws and regulations); 2.10 (Financial review); 2.12 (Risk review—Liquidity, market and financial risks—Foreign exchange, —Financial risk)
B. Liquidity and Capital Resources

2.11 (Liquidity and capital resources); 2.12 (Risk review—Market, financial and liquidity risks); notes 2 (Significant accounting policies—Derivative financial instruments), 5 (Financial risk and capital management), 15 (Trades and other receivables), 16 (Cash and cash equivalents), 18 (Finance debt) and 23 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)

	C. Research and development, Patents and Licences, etc.	2.2 (Business overview—Research and development); note 7 (Other expenses) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Trend Information	passim
E. Off-Balance Sheet Arrangements

2.11 (Liquidity and capital resources—Principal Contractual obligations, —Off balance sheet arrangements); notes 22 (Leases) and 23 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)

	F. Tabular Disclosure of Contractual Obligations	2.11 (Liquidity and capital resources—Principal contractual obligations)
	G. Safe Harbor	5.7 (Forward-Looking Statements)
	Financial Information for Subsidiary Guarantors	2.11 (Liquidity and Capital Resources—Summarized financial information related to guaranteed debt securities)
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	3.5 (Board of directors); 3.6 (Management)
	B. Compensation	3.7 (Compensation to governing bodies); notes 6 (Remuneration) and 19 (Pensions) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Board Practices	3.4 (Corporate Assembly); 3.5 (Board of directors); 3.6 (Management)
	D. Employees	2.14 (Our people)
	E. Share Ownership	3.8 (Share ownership); note 6 (Remuneration) to 4.1 (consolidated financial statements of the Equinor Group); 5.1 (Shareholder information—Shares purchased by the issuer—Equinor’s share savings plan)
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	5.1 (Shareholder information—Major shareholders)
	B. Related Party Transactions	2.8 (Corporate—Related party transactions); note 24 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4.1 (Consolidated financial statements of the Equinor Group); 5.1 (Shareholder information); 5.3 (Legal proceedings)
	B. Significant Changes	Note 26 (Subsequent events) to 4.1 (Consolidated financial statements of the Equinor Group)
	Financial Information for Subsidiary Guarantors	2.11 (Liquidity and Capital Resources—Summarized financial information related to guaranteed debt securities)
Item 9.	The Offer and Listing
	A. Offer and Listing Details	5.1 (Shareholder information)
	B. Plan of Distribution	N/A
	C. Markets	5.1 (Shareholder Information)
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
B. Memorandum and Articles of Association

2.12 (Risk review—Risks related to state ownership); 3.1 (Introduction—Articles of association); 3.2 (General meeting of shareholders); 5.1 (Shareholder information); note 17 (Shareholders’ Equity and dividends) to 4.1 (Consolidated financial statements of the Equinor Group)

	C. Material Contracts	2.6 (Marketing, Midstream & Processing (MMP)—Pipelines); note 24 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Exchange Controls	5.1 (Shareholder information—Exchange controls and limitations)
	E. Taxation	5.1 (Shareholder information—Taxation)
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	About the Report
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk

2.12 (Risk review); notes 5 (Financial risk and capital management) and 25 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to 4.1 (Consolidated financial statements of the Equinor Group)

Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	Exhibit 2.1 (Description of securities registered under Section 12 of the Exchange Act); 5.1 (Shareholder information—Equinor ADR programme fees)
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of	None
Proceeds
Item 15.	Controls and Procedures	3.10 (Risk management and internal controls)
Item 16A.	Audit Committee Financial Expert	3.5 (Board of directors—Audit Committee)
Item 16B.	Code of Ethics	3.1 (Introduction—Code of Conduct)
Item 16C.	Principal Accountant Fees and Services	3.9 (External auditor)
Item 16D.	Exemptions from the Listing Standards for Audit Committees	3.1 (Introduction—Compliance with NYSE listing rules)
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	5.1 (Shareholder Information—Shares purchased by issuer)
Item 16F.	Changes in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	3.1 (Introduction—Compliance with NYSE listing rules)
Item 16H	Mine Safety Disclosure	N/A
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	4.1 (Consolidated financial statements of the Equinor Group)

296   Equinor, Annual Report on Form 20-F 2020

Equinor, Annual Report on Form 20-F 2020    297