Form 20-F
period 2021-12-31
EQUINOR ASA
filed 2022-03-18
CIK 1140625

2021
Annual

Report
on

Form

20

-F

Equinor, Annual Report on Form 20-F 2021

RUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

DC 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2021
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
Forusbeen 50
,
N-4035
,
Stavanger
,
Norway
(Address of Principal Executive Offices)
Ulrica Fearn
Chief Financial Officer
Equinor ASA
Forusbeen 50
,
N-4035
Stavanger
,
Norway
Telephone No.: 011-47-
5199-0000
Fax No.: 011-
47
-
5199-0050
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class Trading Symbol(s) Name of Each Exchange On Which Registered
American Depositary Shares
EQNR
New York Stock Exchange
Ordinary shares, nominal value of NOK 2.50
each
EQNR
New York Stock Exchange
*
*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Equinor, Annual Report on Form 20-F 2021

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares of NOK 2.50 each
3,232,116,311
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒
 Yes

☐
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.
☐

Yes

☒  No
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
☒
 Yes

☐
No
 Yes

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

cat
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
☐

Yes

☒
 No

Equinor, Annual Report on Form 20-F 2021

We are Equinor

We are an international energy company

committed to playing a leading role in the

energy transition – providing for continued

value creation in a net zero future.
We energise the lives of 170 million people.

Every day.

Equinor, Annual Report on Form 20-F 2021

We continue to pursue our strategy of always

safe, high value and low carbon. To

position ourselves

as a leading company in the energy transition, we are accelerating profitable growth in renewable energy,
positioning for low carbon solutions and focusing and optimising our oil and gas business.

Below are some key figures from 2021.

Equinor, Annual Report on Form 20-F 2021

2021 highlights
January:

Awarded 17 new production licences on the Norwegian

continental shelf (NCS). Started constructing the

onshore facilities for Northern Lights
CO2 transport and storage.
February:

Plan for partial electrification of the Sleipner field

centre in the North Sea was approved, to

cut CO2 emissions by more than 150,000 tonnes
per year. Entered into agreement to divest interests in the Bakken field in the USA.
March:

Public funding confirmed for all three of Equinor’s

projects to deliver deep cuts in CO2 emissions

from industries and support clean growth on
the UK’s east coast. Important progress to create the world’s first net zero industrial cluster by 2040. Decided to develop

Åsgard B low
pressure, a project to secure increased recovery from

the Åsgard field in the Norwegian Sea.
April:

Decided to develop Askeladd West, increasing the resource

base and extending plateau production

for Hammerfest LNG.
May:

Achieved milestone in Polish renewables with award

of contracts for difference to Bałtyk 2 and Bałtyk 3

projects and acquisition of the Polish
onshore developer Wento. Entered into collaboration agreements with solid partners for future development of offshore

wind at Utsira North
and the North Sea on the NCS.
June:

Presented on capital markets day an updated strategy

for accelerating the transition to a broad energy company

while growing cashflow and
returns. Made final investment decision for Bacalhau phase

1 in Brazil. Submitted development plan for

Kristin South in the Norwegian Sea.
Plan approved February 2022. Plan for the Breidablikk

field in the North Sea was approved by the

Norwegian authorities. The Martin Linge
field came on stream, powered from shore. The is

the first platform on the NCS to be brought on

stream operated from its onshore control
room.
July – August:
The Guañizuil 2A solar plant in Argentina was

brought in commercial production. Troll phase 3 came on

line, producing gas and extending the
plateau production of Troll gas. New wells have been tied

in to Troll A.
September:

Taking action to increase gas supply as demand for gas in Europe rose to unprecedented levels, Equinor scaled up production from Troll and
Oseberg, and suspended gas injection at Gina

Krog to export the gas. Coupled with a high production

efficiency, this boosted Equinor's gas
supply to Europe in the fourth quarter by 16.5%

compared to 2020.
October:
Selected our preferred supplier of 15 MW wind

turbine generators for Empire Wind 1 and 2 outside

New York. A total of 138 turbines, with a
combined generating capacity of around 2 GW, to be delivered.

November:

Submitted plan for investing further in Oseberg

to increase gas production and reduce CO2

emissions. Made final investment decision for
Dogger Bank C, the third phase of the world’s largest

windfarm development off the east coast of the UK. The

first and second phases are
under construction.
December:

Increased stake in the Statfjord field. Plan for electrification of Troll C and a partial electrification of Troll B approved, to cut emissions by
almost half a million tonnes CO2 annually. Launched Hydrogen to Belgium,

a project for developing production of low-carbon

hydrogen from
natural gas in Belgium. Made eight commercial discoveries

on the NCS in 2021, several close to existing

infrastructure.

Equinor, Annual Report on Form 20-F 2021

ABOUT THE REPORT
This document constitutes the Annual report on Form 20-F pursuant to the US Securities Exchange

Act of 1934 as applicable to
foreign private issuers, for Equinor ASA for the year ended 31 December 2021. Cross references to the Form 20-F requirements are
set out in section 5.11 in this report. The Annual report on Form 20-F and other related documents are filed with the US Securities and Exchange Commission (the SEC). The (statutory) Annual report (and Form 20-F) are filed with the Norwegian Register of
company accounts.
The Equinor Annual report and Form 20-F may be downloaded from Equinor’s website at www.equinor.com/reports . References in this document or other documents to Equinor’s website are included as an aid to their location and are not incorporated by reference
into this document. All SEC filings made available electronically by Equinor may be found at www.sec.gov .
Table of contents

2021 highlights 5
About the report 6
INTRODUCTION

Message from the chair of the board 9
Chief executive letter 12
STRATEGIC REPORT

2.1 Strategy and market overview 13
2.2 Business overview

21
2.3 Exploration & Production Norway 32
2.4 Exploration & Production International 41
2.5 Exploration & Production USA 49
2.6 Marketing, Midstream & Processing 54
2.7 Renewables 59
2.8 Other group 63
2.9 Corporate 65
2.10 Operational performance 75
2.11 Financial review
94

2.12 Liquidity and capital resources 104
2.13 Risk review 112
2.14 Safety, security and sustainability 126
2.15 Our people 136

CORPORATE GOVERNANCE
3.1 Introduction 145
3.2 General meeting of shareholders 148
3.3 Nomination committee 150
3.4 Corporate assembly 150
3.5 Board of directors 154
3.6 Management 165
3.7 Compensation to governing bodies

173
3.8 Share ownership 182
3.9 External auditor 183
3.10 Risk management and internal control 184

FINANCIAL STATEMENTS AND SUPPLEMENTS

4.1 Consolidated financial statements of the Equinor group 187
4.2 Supplementary oil and gas information (unaudited) 266

ADDITIONAL INFORMATION

5.1 Shareholder information

279
5.2 Non-GAAP financial measures 289
5.3 Legal proceedings

294
5.7 Terms and abbreviations

295

Equinor, Annual Report on Form 20-F 2021

5.8 Forward-looking statements

298
5.9 Signature page

300
5.10 Exhibits

301
5.11 Cross reference of Form 20-F

315

Equinor, Annual Report on Form 20-F 2021

In September 2022, Equinor celebrates

its

50-year anniversary. The company has
created value as an early mover and industry
shaper for decades, and we are proud of this
legacy and our purpose to turn natural
resources into energy for people and progress
for society.
Jon Erik Reinhardsen

Equinor, Annual Report on Form 20-F 2021

Message from the chair of the board
Dear fellow investors,
At the time of publishing this annual report, we are deeply concerned for the people suffering from the invasion of Ukraine. Equinor
has made swift decisions to stop trading Russian oil and investments into Russia and has started the process of exiting the
company’s joint ventures in the country. We are committed to complying with relevant sanctions and continue to take actions to protect our people and operations.
In the situation we are in, Equinor holds an important role as a reliable provider of energy. In September 2022, Equinor celebrates its
50-year anniversary. The company has created value as an early mover and industry shaper for decades, and we are proud of this legacy and our purpose to turn natural resources into energy for people and progress for society. Looking ahead, we have a strategy
to drive the energy transition and capture the opportunities that lie in front of us.
Safety is the highest priority for the company and the board of directors. Last year, our serious incident frequency improved compared to 2020, but we still have too many personal injuries related to our activities. The board is therefore working closely with
the administration to turn the trend. Strong collaboration with employee representatives, partners and suppliers is key to further
improve our safety performance.
In 2021, we have seen a significant increase in commodity prices compared to 2020, with a surge in natural gas prices that had a
direct impact on people and societies. This is an important reminder of the significance of our industry, underlining the need for a reliable and affordable supply of energy through the transition.
At our capital markets day in June 2021, we launched our updated strategy to accelerate our transition while growing cashflow and
returns. With our highly valuable upstream portfolio and our premium project pipeline we have an advantaged starting point. This
gives us a solid platform for funding profitable growth in renewables and shaping new markets within low carbon solutions. All to
build the company and the industry of tomorrow.
In line with our strategy and ambitions, we launched the Norway energy hub. This is an industrial plan for Norway as an energy
nation. Equinor invites partners and governments to collaborate on creating the energy systems of the future. We aim to decarbonise
oil and gas, industrialise offshore wind and hydrogen, and provide commercial carbon capture and storage.

This will build new value
chains and facilitate industrial development, investments, and jobs.
During 2021, Equinor reached important milestones. We made the final investment decision for the projects

Bacalhau in Brazil and
Troll West electrification in Norway. We have also focused the international oil and gas portfolio by exiting several assets and countries. This improves robustness and profitability and enables us to capitalise on our legacy business while transitioning to new
activities.
Equinor delivered strong financial results in 2021, as a result of higher commodity prices, continued improvements,

and strict capital
discipline. We achieved a total shareholder return of 62%, bringing us to the first quartile in our peer group 1 . Our net income was around USD 8.6 billion, compared to negative USD 5.5 billion in 2020. Driven by high cashflow we have improved our adjusted net
debt ratio from 32% in 2020 to below zero in 2021.
During the year we have increased our cash dividend, from USD 0.15 per share in the first quarter to USD 0.18 per share in the
third. In addition, we have executed our share buyback programme as part of our capital distribution. For the fourth quarter of the
year, the board proposes to the AGM a cash dividend of USD 0.20 per share, and an extraordinary quarterly dividend of the same
amount.
Last year, we announced that we will submit our energy transition plan for advisory vote to shareholders at the annual general meeting in May 2022. Sustainability has been integrated in our business for many years, and this plan outlines how we will progress
our efforts towards 2030 and beyond. At our capital markets update in February 2022, we announced a step-up in our climate
ambitions, as we aim to reduce our groupwide net emissions by 50% within 2030.
Equinor’s transition is well underway. We have taken important steps to deliver on our 2050 net zero ambition, while continuing to create high value. I would like to express my appreciation for our employees’ hard work and dedication and thank our shareholders
for their continued investment.
Jon Erik Reinhardsen

1

See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2021

Chair of the board

Equinor, Annual Report on Form 20-F 2021

Throughout our history, we have been a
partner for governments and society,
pioneering the field of offshore energy
production. We will build upon this legacy as

a key industrial company when we progress

on our ambition to become a net-zero
company by 2050.

Anders
Opedal

Equinor, Annual Report on Form 20-F 2021

Chief executive letter

Dear fellow shareholder,
We submit our annual report at a time when the situation in Europe, and the markets we operate in, have changed significantly. Our
thoughts are with all those suffering the consequences from the invasion of Ukraine. The safety and security of our people and
ensuring stable deliveries of energy to Europe under these circumstances are our top priorities.

The conditions for civilians are
devastating, and Equinor has committed to contributing to the humanitarian efforts in the region. The invasion and subsequent
sanctions from the international community will affect the global economy and energy markets going forward.

It is, however, too early
to foresee the total effects.
In 2021, Equinor laid the foundation for long-term value-creation and continued growth. We launched our updated strategy to
capitalise on an advantaged oil and gas portfolio, accelerate high value growth in renewables,

and shape new markets within low
carbon solutions. The strategy will enable us to develop the industrial solutions needed to support societies towards a low carbon
future, and to position Equinor as a leading company in the energy transition.
Last year, the world saw increased economic activity, growing demand for energy and rising commodity prices. Regrettably, we also had recurring waves of Covid-19 infections affecting people and societies.

My number one priority during the year was to keep everyone working for Equinor safe. It is encouraging to see a declining trend in
the serious incident frequency compared to 2020. However, we have seen a slight increase in the total injury frequency. Going forward, we will continue working systematically to improve these results and ensure the safety of everyone working for us. In 2021,
we launched a new framework for major accident prevention, representing a key milestone in the way we work to safeguard our
people, assets, and the environment.
We have delivered forcefully on our strategy and ambitions in 2021. In the North Sea, we brought new gas with low CO
2

emissions
on stream from the Troll phase 3 project. The asset has large recoverable volumes, a breakeven price below USD 10 per barrel, and will extend the field’s life by decades. Driven by our purpose of turning natural resources into energy for people and progress for
society, Equinor was a reliable supplier of gas to Europe during the year, increasing production to meet rising demand.
In 2021, we continued the development of Equinor as a leading company within renewables. We booked substantial capital gains of
USD 1.4 billion, demonstrating how we add value through early access, project maturation and divestments. Our largest project
under construction is now Dogger Bank, the giant wind farm. The full development will have capacity of around 3.6 gigawatt, about
5% of the total UK power demand.
Within low carbon solutions, we are contributing to decarbonisation of industries and sustainable growth. In Norway, construction
started on the onshore facilities for Northern Lights CO
2

transport and storage. This is one of the world’s first projects to offer this solution as a service to industrial customers and demonstrates our ability to develop full scale systems. On the UK east coast, we
are building a net zero industrial cluster in collaboration with authorities, customers, partners, and suppliers. Together, we will deliver hydrogen and carbon capture and storage for a low carbon future.
Our investments in renewables and low carbon solutions increased from 4% to

11% of gross capex
2
, demonstrating our commitment
to drive the energy transition. We expect a further increase to more than 30% in 2025, and above

50% in 2030. We also have a
profitable pipeline of oil and gas projects coming on stream by 2030, with low emissions,

short payback time, and average
breakeven price below USD 35 per barrel.
In 2021, we demonstrated Equinor’s ability to generate value for our shareholders and for the societies where we operate. We
delivered strong financial results, with a net operating income of USD 34 billion. Return on average capital employed increased from

2% to 23% compared to the previous year, and the rebased production growth of oil and gas increased by around 3%. The adjusted
earnings were USD 33 billion before tax, and USD 10 billion after tax 2 .
We have maintained a continuous cost focus and captured higher prices through solid operating performance. I am deeply thankful
and proud of the work our people have done to achieve this.
In 2022, it is 50 years since Equinor was founded. Throughout our history, we have been a partner for governments and society, pioneering the field of offshore energy production. We will build upon this legacy as a key industrial company when we progress on
our ambition to become a net-zero company by 2050.
Anders Opedal
President and CEO
2

See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2021

2.1

Strategy and market overview
Landfall

at Kalstø

of gas

condensate

pipeline

from

Sleipner

– Sverre

Rønnevig
Equinor’s business environment
Market overview
The global economy rebounded strongly in 2021, following the deep pandemic-driven fall in 2020. During

2021 further steps were
taken on the path from recovery to expansion, and the economic growth for the full year was 5.6% year on year according to IMF
3 .
However, the rapid demand recovery generated significant imbalances in several markets, resulting in climbing inflation across countries. Moreover, supply shortages and transport bottlenecks triggered by the pandemic response proved far more persistent than anticipated, and labour shortages and a confluence of other factors evoked surging energy prices.

Despite ongoing concerns about new Covid variants, comprehensive vaccination programmes in western economies allowed for
economies to open and growth to pick up. A sharp recovery, particularly in the first half of the year was led by an upswing in aggregate demand boosted by households’ release of excess savings and pent-up demand for goods and services. Entering the
autumn, the built-up imbalances became more evident, and threats of new Covid variants were looming. In 3Q 2021 the global
expansion weakened, due to the Delta variant disruptions, rising inflation and broadening supply shortages slowing the activity level in
the industrial sector.

Amidst record high inflation, increasing labour market tightness and fiscal policy hurdles, the US economy rebounded sharply, and
2021 GDP growth was at 5.6% year on year. The Eurozone’s 2021 GDP growth was at 5.2% year on year, backed by solid increase in demand, but the energy crisis and mobility restrictions during the autumn dampened growth.

China’s growth rate for 2021 was 8.1%
year on year, but economic activity abated during the year, faced with headwinds from the real estate sector, an energy crunch and intermediate goods shortages limiting manufacturing output and growth.

Economic development in 2021 was strong, but major uncertainties remain as the pandemic still maintains its grip. Furthermore, the
energy crisis seen during the year may reflect conflicting objectives of the energy transition. Current renewable energy generation
capacity has not yet proven to be of sufficient size to meet demand, and that potentially points to higher and more energy inflation
ahead. Given the softer pace of growth in 4Q 2021 the handoff to 2022 was weak. Broad price pressures continue to eat into
purchasing power and could spill over to wage rises in tight labour markets. Inflationary concerns have led major central banks
towards faster monetary tightening, and the pace of US monetary tightening could have widespread impact on global financial
markets and economic growth. The near-term outlook hinges on the spread of Omicron and corresponding restrictions on economic
activity, with China’s zero Covid-tolerance being a potential threat to growth with international repercussions. Despite expectations of
3

All 2021 GDP growth rates are from IMF

World Economic Outlook January 2022

Equinor, Annual Report on Form 20-F 2021

gradual easing, continued upward inflationary pressures from supply chain disruptions and elevated energy prices could also dampen
growth momentum. Global growth in 2022 is expected to be 4.2% year on year, with risks skewed towards the downside.
Oil prices and refinery margins
Oil prices were on a rising trend throughout 2021, although not a smooth and steady one. Dated

Brent rose from 50 USD/ barrel in
early January to 77 USD/barrel by the end of December, with a peak of 86 USD/barrel in late October. The annual average price rose from 41.7 USD/barrel in 2020 to 70.7 USD/barrel in 2021. Global crude oil balances were generally in deficit throughout the year. The
IEA shows the deficit at -1.1 million

barrels/day, or -400 million barrels throughout the year. This resulted in the large storage build-up during 2020, gradually being reversed. By the end of the year, global stocks were at the low end of a 5-year range, and the oil market was perceived to be tight.

A main contribution to the tightness was that Opec+ agreed in July to keep raising their output level by 0.4 million barrels/day each
month through September 2022, when output is expected to return to the same level as in

October 2018. Opec+ is the co-operation
between Opec and Russia, plus nine other states. As part of the agreement, monthly meetings were held to evaluate the need for
changes to this plan based on market developments. This brought some predictability to the market,

resulting in less volatility when
compared to 2020. Another contribution was that US shale oil companies were under pressure from their shareholders to use their
higher cashflow to pay debt and dividends, rather than to drill more wells and increase production.
In 1Q 2021, prices rose in January as Saudi Arabia announced an extra voluntary cut of 1 million barrels/day. This led to a scramble
for alternative supply. Much ended up being taken from the US, leading to additional stock draws. However, prices stalled at 55
USD/barrel as the joint comprehensive plan of action (JCPOA) talks regarding Iran’s nuclear program resumed, leading to increased likelihood over an immediate end to US sanctions on Iranian oil exports and significant supply returning to market. The round of
negotiations ended without result, but Iran was seen to raise crude oil supply to China anyway without obvious impact on prices. In
February, prices continued to rise as vaccination programs started in earnest and expectations of an end to mobility restrictions. Along with further cuts announced by Saudi Arabia in early March, this pushed the price up to 69 USD/

barrel. However, in late March, news
of potential problems with the AstraZeneca vaccine and a dip in Chinese buying led to a drop to 64 USD/ barrel.

In 2Q 2021, prices rose again, reaching 70 USD/ barrel by mid-May. Demand rose while Opec and Russian supply remained restricted. However, market concerns persisted, with new virus outbreaks in Asia, and a new round of JCPOA talks leading again to expectations of additional crude oil from Iran returning to market. The level at 70 USD/ barrel was largely related to investor’s
positions, but as prices did not break the 70 USD/ barrel mark, the underlying futures contracts were sold, leading to a drop to 66
USD/ barrel in late May. Also, the Colonial pipeline, the main product pipeline from Houston to New York suffered a hacker attack, leading to stock builds on the Gulf Coast. In June, easing of mobility restrictions led to a demand rise that was higher than the
restricted supply growth from Saudi Arabia and Russia, taking prices up to 76 USD/ barrel by end of June. The tight market led the
Biden Administration to ask Opec to raise output just after the IEA released their Net Zero

Emission report.

In 3Q 2021, prices fell gradually back to 66 USD/ barrel in mid-August, before rising again to

78 USD/ barrel by end-September. In
early July, the Opec+ cooperation was formalized, saying that output from the group each month would rise by 0.4 million barrel/d.
The fall in price to 66 USD/ barrel was largely due to uncertainty over demand, caused by the outbreak of the Covid-19 Delta variant.
Adding to the weakness, China started to restrict product export quotas, leading to lower crude oil intake. In late August, the hurricane
Ida hit the US Gulf coast, leading to a loss of around 30 million barrels of Gulf of Mexico production. Along with stagnant shale oil
production, this led to low stocks in the US. European stocks had fallen to 2019 levels at the end of the quarter, supporting a price rise
in September. Gas prices saw a significant increase to levels above those for oil products. This led to expectations for a shift in demand from gas to oil in power plants and for heating.

In 4Q 2021, prices first rose to 86 USD/ barrel in late October, then tapered off, before falling to below 70 USD/ barrel in late
December, finally ending the volatile year at 77 USD/ barrel. The rise was caused by concern that several Opec countries appeared to
no longer have the production capacity that the Opec+ production quota increase was based on. This was mainly due to low field
investments and maintenance issues. Even Russia was seen close to actual capacity. That raised questions over where supply in
2022 should come from. Price reactions were still muted by expectations for a strong rise in US shale oil supply at this price level. On
November 25, news of the Omicron virus emerged. The next day, oil prices had their largest single-day drop ever, by 9 USD/ barrel.
Prices stayed low in December on fears of new lockdowns which would reduce demand.

The rise at year-end was a paper market
effect. Investors who held equities and bonds feared that the high inflation in the US would lead to rising interest rates, which would
reduce values of equities and fixed-rate bonds. They therefore shifted portfolios toward commodities that would follow or drive
inflation, including oil.

Refinery margins

Refinery margins in North-West Europe stayed low in 1Q 2021 and moderate in 2Q 2021. They then rose sharply throughout 3Q
2021, while the level in 4Q 2021 was the highest for at least the past 10 years. The development largely followed the growth in
products demand, as virus restrictions were eased and vaccination programs gained speed. IEA shows global demand rising by 5.7
million barrels per day from 93.3 in 1Q 2021 to 99.0 in 4Q 2021. Refinery intake only rose by

4.5 million barrels per day. A reason for
the lower intake growth was developments in China. In June, authorities put taxes on imports of gasoline and diesel components,

Equinor, Annual Report on Form 20-F 2021

which had earlier let independent refineries have a margin advantage on such components. In 4Q

2021, they also reduced the crude
import and product export quotas for domestic refineries as part of efforts to reduce carbon emissions. As a result, Chinese refinery
intake did not rise from 1Q 2021 to 4Q 2021, despite the start-up of two large new refineries. US

Gulf Coast capacity was also hit first
by a cold snap in February and then by Hurricane Ida in September, both leading to periods of outage.
The very high margins in 4Q 2021 mask a much higher operating cost level. Gas prices rose sharply, and many refineries are fuelled
with grid gas. Many also use gas to produce hydrogen, which is used for desulphurisation of products, and in certain upgrading units.
High gas prices also led to higher prices of electricity and for carbon emission allowances,

as more of the electricity came from coal-
fired plants. Effects were then individual to each refinery, also depending on to what extent it had hedged gas prices, but in general it appears that these extra costs were passed on to consumers. The cost level led to a preference for light, low-sulphur crudes that
require little hydrogen use. Margins peaked in October, as the emergence of the Omicron virus in late November led to concerns about demand ahead.
Natural gas prices
Gas prices – Europe
The European gas market experienced an unprecedented price rally in 2021 only a year after a strong drop in demand and an
oversupplied market. The average gas price in 2021 rallied to 15.8 USD/mmBtu TTF, which is five times higher than the average gas price in 2020 of 3.2 USD/mmBtu. The combination of robust demand growth as economies recovered from the Covid pandemic,
prolonged winter, dry summer, and unplanned supply outages led to tight markets. The continuation of strong Asian and South
American demand for LNG in the summer, combined with continued supply constraints for LNG and European production, meant that
Europe was unable to restock at anywhere near a normal rate, thus putting upward pressure on gas prices. The real shock for the
market came, however, in Q4 2021 when Russian pipeline supply via the Yamal-Europe route dropped sharply to less than a third of normal levels. In the second part of December, the shipments via the Yamal-Europe switched to reverse flows from Germany to
Poland. That, together with French nuclear issues, and below than normal temperatures drew European storage stocks significantly
down below their 5-year average in mid-December and resulted in a record gas price of above 60 USD/mmBtu on 21 December 2021.
Gas prices – North America
The Henry Hub spot price averaged 3.9 USD/mmBtu for the year, nearly doubling from 2.0 USD/mmBtu in 2020. Modest production growth, resilient demand and strong LNG exports were key factors driving the price increase. Despite higher oil and gas prices,
producers kept focus on free cash flow and balance sheet repairs rather than production growth.

Drilling activity increased in 4Q21,
but overall growth remained below 2% year-over-year. On the demand side, low coal inventory forced the thermal power market to burn more natural gas than coal-to-gas switching economics would normally incentivise. Residential,

commercial, and industrial
demand remained unchanged. US LNG exports grew by 50% year-over-year, from 64 Bcm to 96 Bcm. In addition to new export capacity on the US Gulf Coast, favorable international gas prices ,

in Europe and Japan in particular, drove terminal utilization up and exports to record highs

Global LNG prices
The global LNG market has seen extraordinary high prices during 2021. This was caused by a cold winter with power shortages in the
Far East as well as strong Chinese buying during the spring months, which are usually a period with seasonally low imports, as well
as a series of both planned and unforeseen outages (Australia, Indonesia, Malaysia, Norway and the US).

While around 170 to 180
cargoes were cancelled in 2020 as prompt price fell below what was needed to cover marginal cost of production, none were
cancelled in 2021 for that reason. It has been a year of extreme price movements, with the lowest reported price at 5.56 USD/mmBtu
and the highest reported price at 56.33 USD/mmBtu, with an average of 18.6 USD/mmBtu.

It was the year when natural gas became
a premium product compared to crude oil as gas overtook oil in price per energy content. A key market driver of price has been the
volatility in the European gas markets as the Far East and Europe compete for the same cargoes globally. As an effect, European
price shocks have filtered into the Asian LNG price.

European electric power and CO
2

prices
Electric power prices in the major Western European markets (UK, France, Germany, Belgium, Netherlands, Spain and Italy)
averaged 112.5 EUR/MWh in 2021, more than a trebling compared to 2020. While the Covid-19 crisis dampened demand and prices in 2020, 2021 was characterised by surging commodity and EU ETS prices, lower than expected wind output and recovering electric
power demand as Covid-19 measures eased. Power prices were relatively stable in the first half of the year, before skyrocketing after
the summer. December ended up with a staggering average price of 256 EUR/MWh, more than a quadrupling since January. Gas prices saw a similar increase as power in the same period, while the EU ETS price more than doubled. The EU ETS reached record
highs in 2021, with the price reaching a peak of 90 EUR/t on 8 December. The surge in allowance prices was driven by several factors, including 1) reduced number of allowances through the market stability reserve mechanism,

2) expectations of future market
tightness through the EU “Fit-for-55” package, and 3) fuel-switching to more carbon intensive coal due to high gas prices, thus
increasing emissions and the demand for allowances. The German electricity sector emissions rose for the first time since 2013
causing them to miss 2021 climate targets, even if more than 40% of the sector’s electric power generation came from renewables. In
the EU, installations of new renewable capacity were record high in 2021, adding 24 GW of solar and 17 GW of wind capacity.

Equinor, Annual Report on Form 20-F 2021

Equinor’s corporate strategy
Equinor is an international energy company committed to long term value creation in a low carbon future. Equinor is inspired by its
vision of being a leading company in the energy transition on a path to net zero. Therefore:
Equinor’s updated strategy is to create value as a leader in the energy transition by pursuing high-value growth in
renewables and new markets opportunities in low carbon

solutions at the same time as it optimises

its oil and gas
portfolio. Equinor’s strategy continues to be guided by the three strategic pillars:
Always

safe, High value, Low
carbon.

Equinor is changing from a position of strength. With a highly competent organisation, our values at the core and a long history of
technology and innovation, Equinor is in a unique position to become a leading company in the energy transition. Nevertheless,
Equinor recognises that climate change has become the major challenge in the energy context which remains volatile. The world’s
energy systems are in rapid transition to meet the challenge. The journey towards net zero creates new industry opportunities, and
Equinor is ready to seize these opportunities. As Equinor transforms, it must strike the right balance between generating cashflow to
enable the transition, supporting our core business, growing in new energy areas and continuing as an attractive investment for our
shareholders. To do so, Equinor is concentrating its strategy realisation and development around the following areas:
●
Optimised oil and gas portfolio – strengthening competitiveness and value creation with reducing emissions from operations as top priority. New exploration acreage will be focused on areas with existing infrastructure, limiting our frontier exploration.
● High value growth in renewables

– building a profitable business and looking to increase returns on offshore wind through regional synergies, project financing, strategic farm downs to be among the top global players in offshore wind and test future
business in selected onshore markets.
● New market opportunities in low carbon solutions

– using our capabilities and operational experience from carbon capture and storage at Sleipner and Snøhvit to develop low carbon solutions and value chains aiming for a leadership position in the
European CCS market with a market share above 25%.
While concentrating on the areas above to develop and realise its strategy, Equinor’s strategic pillars remain firm and continue to guide our business.
Always safe

- safety is Equinor’s top priority. Equinor works hard to reduce risk and avoid incidents and injuries, both among our own
employees and those of our suppliers. Everyone working for Equinor should return safely from work and Equinor will step up its safety
performance through a One Equinor culture, more proactive safety leadership and forceful implementation of the “I am Safety”
Roadmap.
High value

- Equinor will drive competitive performance and efficiency improvements will remain a priority. Equinor’s growing oil and gas cashflow will enable the transformation and ensure value creation for Equinor’s shareholders and society. NCS assets are
expected to generate substantial cashflow during the coming decade. The portfolio is resilient to low prices, has fast return on
investments and world-class breakevens. We are growing cashflow from our international portfolio, making it more robust towards
lower prices. Projects in Brazil and the Gulf of Mexico, coming onstream from the mid-2020s,

will contribute significantly. Through our
positions in the offshore wind market and European low carbon solutions, we will build a pipeline of future projects. We will utilise our
trading and midstream capabilities to optimise the portfolio of commodities that we provide to our customers, together with new
products and services from low carbon solutions.
Low carbon

- Equinor’s long-term ambition is to become a net zero company by 2050. Equinor has set interim ambitions for its
portfolio, to establish a pathway to net zero. Equinor aims to reduce its group-wide emissions by

50% by 2030, reinforcing its
commitment to reduce net carbon intensity for the energy provided by 20% by 2030 and

40% by 2035. Those ambitions are backed
by actions such as: Reducing emissions from our oil and gas operations, increasing renewables capacity, establishing value chains in
CCS and hydrogen, increasing the share of non-combusted products from hydrocarbons,

and using high-quality carbon sinks. In the
longer term, a decline in oil and gas production will also drive reductions in net carbon intensity towards net zero in 2050.
With its clear ambition to become a net zero energy

company by 2050, Equinor maintains its advantage as a leading company in carbon-efficient oil and gas production while building a low carbon business to capture new opportunities in the energy transition.
Equinor believes a lower carbon footprint will make it more competitive in the future and sustainability is integrated in Equinor’s
strategic work. Our four sustainability priorities are closely linked with our strategic pillars and focus areas. Further information can be
found in section 2.14 Safety, security and sustainability and in the 2021 Sustainability report.
To deliver on the strategy,

Equinor has four key strategic enablers that strengthen the company’s competitiveness:
●
Safety, security,

and sustainability (SSU)
is focused on taking care of people, the environment and assets while enabling
Equinor’s accelerated transition. Stakeholder expectations on safety, security and sustainability are ever increasing and Equinor aims to meet them. We are improving our capabilities to respond to and truly understand the business risks and opportunities

Equinor, Annual Report on Form 20-F 2021

connected to climate, human rights and social responsibilities, and the environment. We are strengthening our management of evolving security threats and interconnected cyber, physical and insider risks. We always strive to learn from previous incidents to further improve the safety work in Equinor. Higher risk awareness, better exchange of learning from incidents and faster implementation of findings will be areas to strengthen as we continue to improve the development of our safety performance in
the coming years. The extensive use of competence centres will enable us to efficiently prioritise and mobilise behind the most
important tasks for Equinor, whilst developing skills and capabilities for the future within the SSU community.
● High quality execution of activities
in close collaboration with suppliers to maximise value creation. Our portfolio represents

a
large opportunity set within Oil & Gas, Renewables and Low Carbon Solutions, and our execution excellence creates synergies
across the different disciplines. Our offshore pioneering position has been demonstrated by world class project and drilling executions, highlighted by both the benchmark agency Rushmore and Independent Project Analysis

(IPA). In addition, Equinor is
delivering a large improvement agenda to ensure that our execution capabilities continue to be in the top of international
benchmarks. It includes new technology, digital advances and new ways of working both internally and with our suppliers.
● Technology and innovation powerhouse to unlock new opportunities and enhance value creation. We have transformed many times over the past five decades and technology and innovation advances have always been a part of our

DNA. Shaping the next
generation solutions together with the external ecosystem is our vision, and we strongly believe in continuing to strengthen our
competitive advantage outside the current position. An increased focus on potential pace and scale across the company have
been established, to make sure that we prioritise our focus on the energy transition opportunities where it would matter the most.
● Our people are our most valuable asset, and it is their collective competence that enables us to deliver on our strategy. To deliver on the energy transition we are adapting, expanding and replenishing our competence and capacity to meet new business
challenges. We are building on strong core competencies and we are investing in learning to support our employees in accelerating the development of their skillsets. This also means attracting and retaining key talent in a highly competitive market
and we are further strengthening our talent attraction and retention efforts, creating engagement and pride around our purpose
and strategy. Our focus on flexibility, collaboration and inclusiveness will continue, along with the evolution of our operating model and ways of working to further strengthen our competitiveness.
With the updated strategy focusing on leadership and value creation in the energy transition and supported by its existing pillars and
updated enablers, the Business Areas (BAs) are well on the way with their response to realise and execute on Equinor’s new strategy.
Transforming the Norwegian continental shelf (NCS) to deliver value for decades
For 50 years, Equinor has explored, developed and produced oil and gas from the NCS. It represents approximately 65% of Equinor’s
equity production at more than 1.35 mmboe per day in 2021. The cashflow from NCS in

2021 reached a record high of more than
USD 20 billion. We expect that NCS cash flow and value generation capacity will continue to be substantial going forward.
Equinor is continuing to add highly profitable barrels through exploration and increased oil and gas recovery. In 2021 Equinor made
eight commercial discoveries in areas close to existing infrastructure. The production outlook for the next decade has been further
strengthened with an expected production growth towards 2026 and a 2030 forecast at current production level.
In 2021 several important projects were approved, and new projects came on stream. The partners in the

Åsgard licence decided to
invest approximately NOK 1.4 billion to further develop the field and implement the Åsgard B low-pressure project. The plan for
developing the Breidablikk field was approved. Both Martin Linge and Troll phase 3 came on stream. With a breakeven price of less
than USD 10 per barrel oil equivalents, Troll phase 3 is one of the most profitable projects in Equinor's history. The gas is also produced with record-low CO
2
emissions, less than 0.1 kilo per barrel oil equivalent.
Equinor is continuing to improve the efficiency, reliability, carbon emissions and lifespan of fields already in production - with all time high Production Efficiency for EPN

assets and all-time low maintenance backlog.
The unit for late life assets (FLX) has continued to
develop new ways of working to realize the full potential of our late life fields. The results from

FLX so far are promising with realized
improvements on safety indicators, operational performance, and financial results .
Our efforts to reduce CO
2

emissions from NCS operations are progressing. Continued focus on operational measures are reducing
current and near-term emissions. The CO
2

abatement portfolio is maturing; the Sleipner and the Troll West partial electrification were approved by the authorities during 2021 while the PDO for Oseberg gas capacity upgrade and partial electrification was submitted to
the authorities in November 2021.
In 3Q 2021 Equinor launched Norway energy hub, an industrial plan for the energy nation Norway, pointing at steps to be taken during the next decade. The plan is both an invitation to collaborate and a specification of what it takes to create new sustainable energy
value chains for a net-zero future. The purpose is to contribute to the transition Norway will go through during the next decades. The
plan outlines how Norway can maintain its position as an energy nation through investment in new renewable and low carbon
industries. It shows what is needed to decarbonise oil and gas production, industrialise offshore wind, commercialise transport

and
storage of CO
2

and scale up hydrogen production. The plan includes investment estimates and points at policies necessary to trigger
investments. It is not a plan for Equinor alone, rather an invitation to facilitate cooperation between Norwegian companies, the State
and other organisations. This broad collaboration is necessary to ensure that Norway meets its climate goals, further develops
expertise, creates new industrial jobs, provides stable access to more renewable energy and maintains the position as a reliable
provider of clean energy.

Equinor, Annual Report on Form 20-F 2021

Transforming the value of international oil and gas
Equinor has built its international oil and gas portfolio over the past 30 years, representing approximately

35% of Equinor’s equity
production at 0.7 million boe per day in 2021.
In 2021, Equinor made significant progress to focus and optimise its oil and gas portfolio with country exits from: Australia, Ireland
(Corrib divestment to be completed in 2022), Kazakhstan, Mexico, Nicaragua, and South Africa.

Further, the following assets were
divested within established country positions: Bakken and Austin Chalk (US onshore), Terra Nova (Canada) and Bajo del Toro Este /
Aguila Mora Noreste (Argentina onshore).
Equinor continues to optimise its strong set of development projects, and in 2021, made the final investment decision for Phase 1 of
its operated Bacalhau field, off the Brazilian coast. Two satellites to block 17 in Angola came onstream. Aligned with its focused exploration strategy, Equinor is appraising the operated Monument discovery in the US Gulf of Mexico.
On the climate front, Equinor is assessing the potential for low carbon value chains around key international upstream assets. In the
US northeast, Equinor is collaborating with partners and major industrial players to assess blue hydrogen and CCS around its onshore
natural gas position.
Renewables - Developing a high value business
The renewable industry is changing and growing at an unprecedented pace, presenting opportunities for decades of growth. Equinor
has a strong renewable development portfolio, and we are leveraging our core competencies in managing complex oil and
gas projects when growing in offshore wind. By 2026 Equinor expects to significantly increase installed capacity from renewable
projects under development, mainly based on the current project portfolio. Towards 2030, Equinor expects to increase installed renewables capacity further to between 12 and 16 GW 4 , depending on availability of attractive project opportunities.
Becoming a global offshore wind major
Equinor has the last year continued to develop and optimise its offshore wind portfolio. The two first Dogger

Bank projects are under
construction and the last phase of the development, Dogger Bank C (1.2 GW), has been brough to investment decision in 2021.
Equinor also adjusted the equity share by farming down a 10% stake to ENI in 4Q the same year to realise value.

Dogger Bank will
be the world’s largest offshore wind farm development with an installed capacity of 3.6 GW - enough to supply 5% of UK electricity demand.
In the beginning of the year Equinor and bp completed their previously announced transaction in the US,

whereby Equinor has sold a
50% interest in both the Empire Wind and Beacon Wind assets on the US east coast. The transaction was the first step in the
strategic partnership in offshore wind where Equinor and bp are combining strengths to enable profitable growth in offshore wind in
the US. Equinor will remain the operator of the projects in these leases through the development,

construction and operations phases,
and the wind farms will be equally staffed in operations.
In South Korea, Equinor continues to develop its position by developing an offshore wind portfolio and building local partnerships. In
4Q 2021 Equinor signed a memorandum of understanding with Korea East-West Power (EWP),

one of South Korea’s state-owned
power generation companies, to cooperate on 3 gigawatts of offshore wind projects in the country. The partnership with EWP provides a strong basis for Equinor to develop a leading role in developing a pipeline of offshore wind projects needed in South Korea’s ongoing energy transition. Equinor has also strengthened its position in the future Norwegian offshore wind market by entering into a
collaboration agreement with Vårgrønn, a Norwegian renewable energy company established by

HitecVision and Eni. The
collaboration aims to jointly prepare and submit an application to the Norwegian authorities to develop floating offshore wind at Utsira
North in the Norwegian North Sea.
Another collaboration agreement between Equinor, RWE Renewables and Hydro REIN was also signed early in 2021 for offshore wind in Norway. The three partners agreed to jointly prepare and submit an application to the Norwegian authorities to develop a large-scale bottom-fixed offshore wind farm in the Southern North Sea 2 area in the Norwegian North Sea. The partnership represents
a strong combination of experience and expertise from offshore wind development, energy market insight and large-scale industrial
project execution.
In the floating part of the offshore wind industry, Equinor continued the construction of Hywind Tampen,

which will be the first floating
windfarm connected to an oil and gas installation. Equinor believes floating wind has a large potential as up to 80% of the world’s
offshore wind potential will likely require floating solutions and continues to develop the portfolio as well as its efforts to reduce cost and risks to improve the attractiveness of this technology globally. Our ambition is to bring floating wind towards commerciality by
2030.
Maturing opportunities in onshore renewables
4

Including Wento and Equinor’s shares in Scatec ASA

Equinor, Annual Report on Form 20-F 2021

Equinor believes in diversifying its renewable business and pursuing additional growth options in new markets and geographies.
Having a flexible portfolio gives us the ability to provide power from numerous renewable energy sources including offshore wind,
energy storage, solar and onshore wind. Over time we expect to build a profitable onshore growth platform in selected power markets.
Last year Equinor expanded is activities by the acquisition of 100% of the shares in Polish onshore renewables developer Wento from
the private equity firm Enterprise Investors. The transaction strengthened and diversified our portfolio in

Poland. It gives Equinor an
onshore growth platform in a transition market set for significant renewables growth.
Equinor sees a solid opportunity to create profitable businesses by deploying batteries and storage assets to satisfy the growing need
to stabilize power markets, either as a part of offshore or onshore renewable assets or as separate units suppling services to the grid.
In addition, Equinor is exploring opportunities and cooperation within the green hydrogen sector to build new and supporting value
chain. Hydrogen is expected to become an integrated part of the future energy system and Equinor is taking positions adding clean
hydrogen as an enabler for transport and storage of clean energy produced by renewables.
Midstream, marketing and processing (MMP) – Secure premium market access, grow value creation through cycles and
build a low carbon business
MMP works to maximise the value creation in Equinor’s global mid- and downstream positions. The business area is responsible for
global marketing and trading of crude and petroleum products, natural gas, electric power and green certificates. This also includes
marketing of the Norwegian state’s natural gas and crude on the Norwegian continental shelf. MMP is also responsible for onshore
plants, transportation and for the development of value chains to ensure flow assurance for Equinor’s upstream production and to
maximise value creation.
As part of the Equinor group, Danske Commodities, one of Europe’s largest electricity traders, supports Equinor’s strategy to build a
profitable renewables business. In addition, MMP is responsible for developing low carbon value chains for Equinor, with key focus on transforming natural gas to clean hydrogen and developing carbon capture, usage and storage (CCUS)

projects.
In 2021, MMP has made significant progress on developing low carbon solutions for a net zero future:
●
The Northern Lights (Equinor 33.33%, operator) which is part of the Norwegian full-scale CCS Longship project is under
development and expected to be operational in 2024. This is a milestone for commercial CCS in Europe.
●

Equinor sold its refining business in Denmark supporting its strategy to focus its portfolio around core areas. Equinor is
concentrating its refining position around Mongstad, Norway, where the company can leverage its integrated industrial cluster,
expand the portfolio of low carbon energy products provided and contribute to Equinor’s efforts in the energy transition.
●
The East Coast Cluster (ECC), formed by Equinor and partners, has been selected by the British government as one of the first
two carbon capture, usage, and storage (CCUS) clusters with deployment by the mid-2020s in the

UK.
●
Northern Endurance Partnership is the offshore CO
2

transport and storage infrastructure of the ECC. Equinor is partner in NEP together with four other energy companies and holds the CO
2

storage licence Endurance

together with NGV and bp.
●
Equinor’s H2H Saltend project is a part of the ECC and will produce blue hydrogen at industrial scale. Phase 2 of the cluster
sequencing process, where emitter projects will submit their bid to connect to the ECC infrastructure is now ongoing. Equinor is
submitting bids for Hydrogen to Humber Saltend in addition to three clean power projects in the phase 2 process.
●
Applications for new CO
2

storage licenses on the NCS were submitted to the Norwegian government.
●
Barents Blue Ammonia, where Equinor is partner with Horisont Energi and Vår Energi, was awarded funding from Enova to
establish a blue ammonia production plant in Finnmark.
●
Progressed a plan to partially electrify the Norwegian Kårstø gas processing plant, reducing emissions by 0.5 MT CO
2
.

Equinor, Annual Report on Form 20-F 2021

Modules for the Johan Castberg FPSO leaving Aker Solutions in Egersund in September 2021, headed for Stord.

Group outlook
● Organic capital expenditures
5

are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025 6 .
● Production 7

for 2022 is estimated to be around 2% above 2021 level.
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
● Scheduled maintenance activity

is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream, operational regularity,

the ongoing impact of Covid-19, Russia’s
invasion of Ukraine and our subsequent decision to stop new investments into Russia and to start the process of exiting our Russian
joint ventures represent the most significant risks related to the foregoing production guidance.

Our future financial performance,
including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the. For further information, see section 5.8
Forward-looking statements.
5

See section 5.2 for non-GAAP measures
6

USD/NOK exchange rate assumptions of 9.
7

The production guidance reflects our estimates

of proved reserves calculated in accordance

with US Securities and Exchange Commission
(SEC) guidelines and additional production from other

reserves not included in proved reserves

estimates. The growth percentage is based

on
historical production numbers, adjusted for portfolio

measures.

Equinor, Annual Report on Form 20-F 2021

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
1980s and 1990s
Equinor grew substantially through the development of the NCS (Statfjord, Gullfaks,

Oseberg, Troll
and others). In the 1990s,
Equinor started to grow internationally. Equinor also became a major player in the European gas market by entering into large sales contracts for the development and operation of gas transport systems and terminals. During these decades, Equinor was also
involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations. This line of
business was fully divested in 2012.
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
By 2007, Equinor had expanded into Algeria, Angola, Azerbaijan, Brazil, Nigeria, UK, and the US Gulf of Mexico, amongst others.
2018 and 2019
Statoil ASA changed its name to Equinor ASA, following approval of the name change by the company’s annual general meeting on
15 May 2018. The name supports the company’s strategy and development as a broad energy company in addition to reflecting
Equinor’s evolution and identity as a company for the generations to come.
The record-breaking Johan Sverdrup

field came on stream in October 2019. It is powered by electricity from shore, making it one of the most carbon-efficient fields worldwide.
2020-2021
Equinor sets an ambition be a leading company in the energy transition and to become a net-zero company by 2050,

including
emissions from production to final energy consumption.
Equinor announced changes to the reporting segments, corporate structure and the corporate executive committee (CEC) to further
strengthen its ability to deliver on Equinor’s always safe, high value, low-carbon strategy. The changes will support improved value creation from Equinor’s world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low-
carbon solutions.
In January 2021, civil works began at the Northern Lights

development for carbon transport and storage. In June 2021, the final investment decision was made for the first phase of the development of the Bacalhau field. The
Martin Linge

field was brought on
stream in June 2021, driven by electric power from shore. The third phase of the Troll field development came on stream in August
2021, producing from the Troll West gas cap. The electrification of Troll West is underway. In November 2021, the decision was made to develop the third phase of the Dogger Bank

offshore windfarm. To meet the growing demand, Equinor
scaled up gas
production

from the NCS in 2021.

Equinor, Annual Report on Form 20-F 2021

Current activities
Equinor’s access to crude oil in the form of equity, governmental and third-party volumes makes Equinor a large seller of crude oil, and Equinor is the second largest supplier of natural gas to the European market. Processing,

refining, offshore wind and carbon
capture and storage are also part of our operations.
In recent years, Equinor has utilised its expertise to design and manage operations in various environments to grow upstream
activities outside the traditional area of offshore production.
Equinor operates in around 30 countries and as per 31 December 2021 employs 21,126 people worldwide. Equinor’s head office is
located at Forusbeen 50, 4035 Stavanger, Norway. The telephone number of its registered office is +47 51 99 00 00.

Equinor, Annual Report on Form 20-F 2021

The following tables display major projects operated by Equinor, as well as projects operated by Equinor’s licence partners.
More information about ongoing projects is provided in the E&P Norway, E&P International, E&P USA, MMP and REN sections.
In our portfolio, an additional 30-35 projects are in the early phase,

maturing towards sanction.
Project startups and completions 2021
Name of project
Equinor's
interest Operator Area Type
Vigdis boosting station 41.50% Equinor Energy AS North Sea Oil
Zinia phase 2, block 17 satellite 22.15% Total E&P Angola Block 17 Congo basin, Angola Oil
Martin Linge 70.00% Equinor Energy AS North Sea Oil and gas
Guañizuil 2A solar power project
1)
50.00% Scatec Solar Argentina B.V. San Juan, Argentina Solar
Troll phase 3, tie-in to Troll A 30.58% Equinor Energy AS North Sea Gas and oil
Ærfugl 2 36.17% Aker BP ASA Norwegian Sea Gas and condensate
CLOV phase 2, block 17 satellite 22.15% Total E&P Angola Block 17 Congo basin, Angola Oil

Ongoing projects with expected startups and

completions 2022-2026
2)
Name of project
Equinor's
interest Operator Area Type
Gudrun phase 2 36.00% Equinor Energy AS North Sea Oil and gas
Peregrino phase 2 60.00% Equinor Brasil Energia Ltd Campos basin, Brazil Oil
Askeladd, tie-in to Snøhvit 36.79% Equinor Energy AS Barents Sea Gas and condensate
Njord future 27.50% Equinor Energy AS Norwegian Sea Oil
Bauge, tie-in to Njord A 42.50% Equinor Energy AS Norwegian Sea Oil and gas
Hywind Tampen, Snorre field 33.28% Equinor Energy AS North Sea Floating offshore wind
Hywind Tampen, Gullfaks field 51.00% Equinor Energy AS North Sea Floating offshore wind
Johan Sverdrup phase 2 42.63% Equinor Energy AS North Sea Oil and associated gas
Dalia phase 3, block 17 satellite 22.15% TotalEnergies E&P Angola S.A. Congo basin, Angola Oil
Vito 36.89% Shell Offshore Inc US Gulf of Mexico Oil
Åsgard B low pressure 34.57% Equinor Energy AS Norwegian Sea Oil and gas
North Komsomolskoye 3) 33.33% SevKomNeftegaz LLC West Siberia Oil and gas
Ekofisk removal campaign 3 7.60% ConocoPhillips Skandinavia AS North Sea Field decommissioning
Azeri Central East 7.27% BP Exploration (Caspian Sea) Ltd Caspian Sea Oil
Breidablikk 39.00% Equinor Energy AS North Sea Oil
Kristin South 54.82% Equinor Energy AS Norwegian Sea Oil and gas
Northern Lights 33.33% Northern Lights JV DA North Sea Carbon storage
Johan Castberg 50.00% Equinor Energy AS Barents Sea Oil
Bacalhau phase 1 40.00% Equinor Energy AS Santos basin, Brazil Oil and gas
Dogger Bank A, B and C 4) 40.00% SSE Renewables North Sea, UK Offshore wind
Troll West electrification 30.58% Equinor Energy AS North Sea Power from shore
Askeladd West, Snøhvit satellite 36.79% Equinor Energy AS Barents Sea Gas and condensate
1) Technical service provider is Scatec Equinor Solutions Argentina SA.
2) Covid-19 creates considerable uncertainty, and we are unable to predict the course of the pandemic or the impact.
3) In February 2022, Equinor announced its intention

to exit its business activities in Russia. See note

27 Subsequent events to the
consolidated financial statements.
4) Equinor assumes operatorship when wind farms

come on stream. Percentage is after Dogger

Bank C divestment, closed in February
2022.

Equinor, Annual Report on Form 20-F 2021

Research and development
Technology and innovation are identified as enablers to deliver on Equinor’s strategy.

Equinor continually researches, develops and
implements innovative technologies to create opportunities and enhance the value of its current and future assets. A new technology
strategy is being set out, to enable

Equinor to stay at the forefront of the energy transition and create long-lasting value.
Equinor’s technology strategy sets the direction for technology development and implementation to meet Equinor’s ambitions. Equinor
prioritises and accelerates high-value technologies for broad implementation in existing and new value chains to:
●
Optimise production from existing and near field resources
●
Develop low carbon solutions for oil and gas
●
Develop renewable energy opportunities
Equinor utilises a range of tools for the development of new technologies:

●
In-house research and development
●
Cooperation with academia,

research institutes and suppliers
●
Project-related development as part of field development activities
●
Direct investment in technology start-up companies through Equinor Ventures’

investment activities
●
Invitation to open innovation challenges as part of Equinor Innovate
For additional information, see note 8 Other expenses to the Consolidated financial statements.
Slipforming at Dommersnes in July 2021, of substructures for Hywind Tampen floating offshore wind farm.

Equinor, Annual Report on Form 20-F 2021

Equinor’s competitive position
Equinor is an energy company with a portfolio dominated by oil and gas, but with an increasing share of renewable energy sources
like offshore wind. Key factors affecting competition in all these segments are internal factors like costs, operational excellence, project execution, and technology development, and external factors like environmental and governmental regulations and access to
acreage and leases.
When acquiring assets and licences for development of energy either from oil and gas, or from renewable energy sources, Equinor
competes with other integrated oil and gas companies as well as other energy companies. Equinor also competes with these
companies when marketing and trading crude oil, natural gas and related products, and power from renewable energy sources.
Equinor continues to optimise the oil and gas portfolio and explore new business opportunities in offshore wind, solar, hydrogen and carbon capture, usage, and storage (CCUS). Improvements in cost and technology for renewables have rapidly changed the
landscape in the recent years. Ambitious goals have been set for a low carbon energy business supporting

Equinor’s strategy; always
safe, high value, low carbon and the commitment to contribute to a sustainable energy future and a net zero emission society.
Equinor's ability to remain competitive will depend, among other things, on continuous focus on reducing costs and improving
efficiency, but also the ability to seize opportunities in new business areas, apply new and digital technologies, and reduce CO
2
emissions from operations.

The information about Equinor's competitive position in the strategic report is based on several sources such as investment analyst
reports, independent market studies, and internal assessments of market share based on publicly available information about the
financial results and performance of market players.

Upstream
Midstream
Offshore
Onshore
Exploration
Oil & gas, renewables, CCS and H_2
Development & production
Oil & gas, renewables, CCS
Processing & refining
Oil & gas refining and storage, H_2, ammonia, biofuels, energy storage
Marketing & Trading
Oil & gas, including LNG
Electric power
Product transportation
Pipelines
Ships
Trains
Power grid
Use of sold products

Equinor, Annual Report on Form 20-F 2021

Equinor’s value chain
Corporate structure
Equinor is a broad international energy company and its value chain includes most phases from exploration of hydrocarbons through
development, production and manufacturing, marketing and trading, and a growing renewables business.
Effective 1 June 2021, Equinor made changes to the corporate structure and the corporate executive committee (CEC) to further strengthen its ability to deliver on Equinor’s always safe, high value, low carbon strategy. The changes are intended to support improved value creation from Equinor’s world-class oil and gas portfolio, accelerated profitable growth within renewables and the
development of low carbon solutions. The new corporate structure consists of seven business areas and five corporate centre units.
Equinor’s operations are managed through the following business areas: Exploration & Production

Norway (EPN), Exploration &
Production International (EPI), Exploration & Production USA (EPUSA), Marketing, Midstream &

Processing (MMP), Renewables
(REN), Projects, Drilling & Procurement (PDP) and Technology, Digital

& Innovation (TDI).
Exploration & Production Norway (EPN)
Managing Equinor’s upstream activities on the NCS, EPN explores for and extracts crude oil, natural gas and natural gas liquids in the
North Sea, the Norwegian Sea and the Barents Sea. EPN aims to ensure safe and efficient operations and transform the NCS to
deliver sustainable value for many decades. EPN is shaping the future of the NCS with a digital transformation and solutions to
achieve a lower carbon footprint and high recovery rates.
Before 1 June 2021, EPN was referred to as Development & Production Norway (DPN).
Exploration & Production International (EPI)
EPI manages Equinor’s worldwide upstream activities in all countries outside Norway and the USA.

EPI operates across six
continents covering offshore and onshore exploration and extraction of crude oil, natural gas and natural gas liquids;

and
implementing rigorous safety standards, technological innovations and environmental awareness. EPI's intent is to build and grow a
competitive international portfolio - always safe, high value and low carbon.

Equinor, Annual Report on Form 20-F 2021

Before 1 June 2021, EPI was referred to as Development & Production International (DPI). Additionally, from 1 June 2021, the former
Development and production Brazil (DPB) is included in EPI and is no longer a separate business area.
Exploration & Production USA (EPUSA)
EPUSA manages Equinor’s upstream activities in the US and US Gulf of Mexico,

both onshore and offshore exploration, development
and production of oil and gas. Equinor has been present in the US since 1987. EPUSA’s ambition is to develop a competitive portfolio in the US. EPUSA produced around 18% of Equinor’s total equity production of oil and gas in 2021.
Before 1 June 2021, EPUSA was referred to as Development & Production USA (DPUSA).
Marketing, Midstream & Processing (MMP)
MMP works to maximise value creation in Equinor’s global midstream and downstream positions.

MMP is responsible for global
marketing and trading of crude, petroleum products, natural gas and electric power, including marketing of the Norwegian State’s natural gas and crude on the NCS. MMP is responsible for onshore plants and transportation in addition to the development of value
chains to ensure flow assurance for Equinor’s upstream production and to maximise value creation. Low-carbon solutions such as
carbon capture and storage and other low-carbon energy solutions, are also a part of MMP’s responsibility.
Renewables (REN)
REN reflects Equinor’s long-term goal to complement Equinor’s oil and gas portfolio with profitable renewable energy. REN is responsible for wind farms, solar as well as other forms of renewable energy and energy storage. REN aims to do this by combining
Equinor’s oil and gas competence, project delivery capacities and ability to integrate technological solutions.
Before 1 June 2021, REN was referred to as New Energy Solutions (NES).
Projects, Drilling & Procurement (PDP)
PDP is responsible for field development, well deliveries and procurement in Equinor and aims to deliver safe, secure and efficient
field development, including well construction, founded on world-class project execution and technology excellence. PDP utilises
innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Sustainable value is being created together with suppliers through a simplified and standardised fit-
for-purpose approach.
From 1 June 2021, PDP is a separate business area, while Research & Technology is part of the new business area Technology,
Digital & Innovation (TDI).
From 1 June 2021, Exploration is part of EPN, EPI and EPUSA, based on the location of the exploration activities, and is no longer

a
separate business area.
From 1 June 2021, Global Strategy and Business development (GSB) no longer is a separate business area, and its tasks are
covered by other corporate units.
Presentation
In the following sections in the report, the operations are reported according to the reporting segment.

Underlying activities or
business clusters are presented according to how the reporting segment organises its operations. See note 4 Segments to the
Consolidated financial statements for further details.
As required by the SEC, Equinor prepares its disclosures about oil and gas reserves and certain other supplementary oil and gas
disclosures based on geographic areas. Equinor’s geographical areas are defined by country and continent and consist of Norway,
Eurasia excluding Norway, Africa, USA and Americas excluding USA. For more information, see section 4.2 Supplementary oil and gas information (unaudited) in the Financial statements and supplements chapter.
Segment reporting
The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production

International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables

(REN) consist of the
business areas EPN, EPI, EPUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment

“Other” due to the immateriality of these operating segments. Most of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.
Equinor’s upstream activities in the USA are a separate reporting segment since the second quarter of 2020. As from the first quarter
of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported

Equinor, Annual Report on Form 20-F 2021

in the segment “Other”. The new reporting structure has been applied retrospectively with comparable figures reclassified. The change
has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful
for the readers of the financial statements.
Internal transactions in oil and gas volumes occur between reporting segments before such volumes are sold in the market. Equinor
has established a market-based transfer pricing methodology for the oil and natural gas intercompany sales and purchases that meets
the requirements of applicable laws and regulations. For further information, see section 2.10 Operational performance under
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

The remaining oil and gas from the E&P
International and E&P USA segments are sold directly in the market. In 2021, the average transfer price for natural gas for E&P
Norway was 14.43 USD/mmbtu. The average transfer price was 2.26 USD/mmbtu in 2020. For the oil sold from the E&P Norway
reporting segment to the MMP reporting segment, the transfer price is the applicable market-reflective price minus a cost recovery
rate.

Equinor, Annual Report on Form 20-F 2021

The following table shows certain financial

information for the five reporting segments, including intercompany eliminations for the two-
year period ended 31 December 2021.
For additional information, see note 4 Segments to the Consolidated financial statements.
Segment performance

For the year ended 31
December
(in USD million) 2021 2020
Exploration & Production Norway
Total revenues and other income 39,241 11,895
Net operating income/(loss) 30,471 3,097
Non-current segment assets 1) 35,301 37,733
Exploration & Production International
Total revenues and other income 5,558 3,489
Net operating income/(loss) 326 (3,565)
Non-current segment assets 1) 15,358 17,835
Exploration & Production USA
Total revenues and other income 4,149 2,615
Net operating income/(loss) 1,150 (3,512)
Non-current segment assets 1) 11,406 12,586
Marketing, Midstream & Processing
Total revenues and other income 87,368 44,945
Net operating income/(loss) 1,141 359
Non-current segment assets 1) 3,019 4,368
Renewables
2)
Total revenues and other income 1,411 181
Net operating income/(loss) 1,245 (35)
Non-current segment assets
1)
(45) (0)
Other 2)
Total revenues and other income 497 241
Net operating income/(loss) (210) (63)
Non-current segment assets 1) 3,288 4,132
Eliminations 3)
Total revenues and other income (47,300) (17,547)
Net operating income/(loss) (461) 296
Non-current segment assets
1)
- -
Equinor group
Total revenues and other income 90,924 45,818
Net operating income/(loss) 33,663 (3,423)
Non-current assets
1)
68,527 76,657
1)
Equity accounted investments, deferred tax assets,

pension assets and non-current financial assets are

not allocated to segments. Right
of use assets according to IFRS16 are included

in Other segment.
2)
REN is a separate reporting segment from 1 January

2021. Previously, the activities in REN were reported in the segment 'Other'.

The
new reporting structure has been applied retrospectively

with comparable figures reclassified.
3)
Includes elimination of inter-segment sales and

related unrealised profits, mainly from the sale of

crude oil and products.
Inter-segment revenues are based upon estimated

market prices.

Equinor, Annual Report on Form 20-F 2021

The following tables show total revenues and other income by country.

2021 Total revenues and

other income by country
Crude oil Natural gas
Natural gas
liquids
Refined
products Other Total (in USD million)
Norway 30,731 25,419 7,250 7,075 1,652 72,127
US 7,370 1,786 1,240 1,133 1,191 12,719
Denmark 0 259 0 3,264 852 4,376
Brazil 0 15 0 0 9 25
Other 206 572 0 0 641 1,419
Total revenues and other income 1) 38,307 28,050 8,490 11,473 4,345 90,665
1) Excluding net income (loss) from equity accounted

investments.
2020 Total revenues and

other income by country
Crude oil Natural gas
Natural gas
liquids
Refined
products Other Total (in USD million)
Norway 20,684 5,871 4,341 4,293 1,465 36,555
US 3,636 1,013 728 613 474 6,564
Denmark 0 66 0 1,628 382 2,076
Brazil 76 11 0 0 7 95
Other 112 251 0 0 112 475
Total revenues and other income
1)
24,509 7,213 5,069 6,534 2,441 45,765

Equinor, Annual Report on Form 20-F 2021

Key figures
(in USD million, unless stated otherwise)

For the year ended 31 December
2021 2020 2019 2018 2017
Financial information
Total revenues and other income 90,924 45,818 64,357 79,593 61,187
Total operating expenses (57,261) (49,241) (55,058) (59,456) (47,416)
Net operating income/(loss) 33,663 (3,423) 9,299 20,137 13,771
Net income/(loss) 8,576 (5,496) 1,851 7,538 4,598
Non-current finance debt 27,404 29,118 21,754 22,889 23,763
Net interest-bearing debt before adjustments 867 19,493 16,429 11,130 15,437
Total assets 147,120 124,809 119,861 112,508 111,100
Total equity 39,024 33,892 41,159 42,990 39,885
Net debt to capital employed ratio 1) 2.2% 36.5% 28.5% 27.9% 27.9%
Net debt to capital employed ratio adjusted 1) (0.8%) 31.7% 23.8% 29.0% 29.0%
ROACE
2)
22.7% 1.8% 9.0% 12.0% 8.2%
Operational data
Equity oil and gas production (mboe/day) 2,079 2,070 2,074 2,111 2,080
Proved oil and gas reserves (mmboe) 5,356 5,260 6,004 6,175 5,367
Reserve replacement ratio (annual) 1.13 (0.05) 0.75 2.13 1.50
Reserve replacement ratio (three-year average) 0.61 0.95 1.47 1.53 1.00
Production cost equity volumes (USD/boe) 5.4 4.8 5.3 5.2 4.8
Average Brent oil price (USD/bbl) 70.7 41.7 64.3 71.1 54.2
Share information
3)
Diluted earnings per share (in USD) 2.64 (1.69) 0.55 2.27 1.40
Share price at OSE (Norway) on 31 December (in

NOK)
4)
235.90 144.95 175.50 183.75 175.20
Share price at NYSE (USA) on 31 December

(in USD)
26.33 16.42 19.91 21.17 21.42
Dividend paid per share (in USD)
5)
0.56 0.71 1.01 0.91 0.88
Weighted average number of ordinary shares outstanding (in
millions) 3,254 3,269 3,326 3,326 3,268
1)
See section 5.2 Use and reconciliation of non-GAAP

financial measures for net debt to capital employed

ratio.
2)
See section 5.2 Use and reconciliation of non-GAAP

financial measures for return on average capital

employed (ROACE).
3)
See section 5.1 Shareholder information for a description

of how dividends are determined and information

on share repurchases.
4)
Last day of trading on Oslo Børs was 30 December

in 2021 and 31 December in 2020.
5)
For 2021, dividends for the third and for the

fourth quarters of 2020 and dividend for

the first and second quarters of 2021 were paid. For
2020, dividends for the third and for the fourth quarters

of 2019 and dividend for the first and second quarters

of 2020 were paid.

Equinor, Annual Report on Form 20-F 2021

2.3

Exploration & Production Norway

(E&P Norway)
Martin Linge, North Sea.
Overview
The Exploration & Production Norway segment covers exploration, field development and operations on the NCS, which includes the
North Sea, the Norwegian Sea and the Barents Sea. E & P Norway aims to ensure safe and efficient operations, maximising the value
potential from the NCS. E & P Norway transforms the NCS using digital and carbon-efficient solutions and considers electrification of
several offshore installations.
For 2021, Equinor reports production on the NCS from 43 Equinor-operated fields and nine partner-operated fields.
Key events and portfolio developments in 2021 and early 2022:
◾
Equinor’s production on the NCS remained largely unaffected

by Covid-19 precautionary measures, such as manning limitations and quarantining.
◾
To meet the growing demand, Equinor and its licence partners scaled up gas production in 2021, e.g. from the Gina Krog ,
Oseberg and

Troll

licences. Gas export from Gina Krog boosted gas supplies to Europe by 8 million m
3
a day from 15 October.
For more details, see section 2.6 MMP.
◾
Oil production from the Johan Sverdrup

field was in the first half of 2021 ramped up to 535,000 barrels a day, which is 100,000 higher than anticipated at production start in October 2019.
◾ Gas production from the Snøhvit

field is suspended after the fire at the Melkøya LNG plant in late September 2020.

Production
will resume when the refurbished Melkøya plant comes on line, expected in May 2022.
◾
Equinor and its licence partners made eight commercial discoveries on the NCS in 2021.
◾ On 19 January, Equinor was awarded 17

licences (
10

as operator) on the NCS in the
Awards for predefined areas round 2020 .
◾
On 11 February,

the MPE approved the plan for development and operation of a partial electrification of the
Sleipner

field centre.
Planned investments are around NOK 850 million, and the field centre is expected to connect to the Utsira high power hub towards the end of 2022.
◾
On 4 March, Equinor and its licence partners decided to further develop the Åsgard field in the Norwegian Sea,

investing around
NOK 1.4 billion in Åsgard B low pressure . The platform is being modified to reduce inlet pressure, by replacing the reinjection compressors and rebuilding parts of the processing facility. The low-pressure production is expected to begin in 2023.

Equinor, Annual Report on Form 20-F 2021

◾ On 22 April, the 11 foundations for the Hywind Tampen

wind turbines were towed from Stord to Vindafjord,

for further slipforming
and mechanical outfitting. The Hywind Tampen floating wind farm is taking shape, expected on stream in the third quarter of
2022.
◾ On 23 April, Equinor and its licence partners decided to develop Askeladd West , a satellite to the Snøhvit gas field in the southern Barents Sea. Investments are estimated to be NOK 3.2 billion. Askeladd West is planned to be ready for first gas in the
fourth quarter of 2025.
◾ On 17 June, Equinor and its licence partners decided to extend Heimdal field life by two years to 2023. Gas from new wells at
Valemon is being processed at the Heimdal facilities, rendering a field life extension financially viable.
◾
On 23 June, Equinor was awarded two

licences (as operator) in the Barents Sea in the
25 th

licensing round

on the NCS
◾ On 23 June, crane vessel Sleipnir

installed the 12,050-ton substructure of the new processing platform at the Johan Sverdrup field. The second phase of the Johan Sverdrup field development advances towards production start in fourth quarter 2022.
◾
On 29 June, the MPE approved the plans for development and operation of Breidablikk oil field . The unitisation agreement was approved on 15 September, establishing a 39% share for Equinor . Approximately NOK 18.6 billion is planned to be invested in the field development. Production start is scheduled for the first half of 2024.
◾
On 30 June, the Martin Linge

oil and gas field was brought on stream. The field is operated from shore. Investments in the field
development were approximately NOK 63 billion. Energised in 2018, Martin Linge was the first field development on the NCS to
be supplied with onshore power, considerably reducing its carbon footprint. The field was officially opened on 27 January 2022.
◾
On 27 August, the third phase of the Troll field development in the North Sea was brought on stream. Troll phase 3 produces the
gas cap of Troll West. The development uses existing infrastructure and investments were around NOK 8 billion.
◾
On 3 November, the second phase of the partner-operated Ærfugl oil and gas field development was brought on stream. In a
subsea development six wells have been tied in to the Skarv FPSO in the Norwegian

Sea, around 210 km west of Sandnessjøen.
◾ On 26 November, Equinor and its licence partners submitted to the MPE the plan for development and operation for further developing the Oseberg field . The plan comprises installation of two new compressors to boost recoverable gas volumes, and a partial electrification of the Oseberg field centre and Oseberg South platform.
◾ On 5 December, the refurbished vessel Njord Bravo was towed from Haugesund to Kristiansund. Once Njord future comes on
stream in the fourth quarter of 2022, the vessel will process and store oil and gas from the Njord

A platform. Following the
upgrade, the storage vessel is expected to be operational until 2040.
◾ On 7 December, Equinor entered into an agreement with Spirit Energy to acquire the company’s production licences in the
Statfjord

area on the NCS and UKCS for USD 50 million, plus a contingent payment. The transaction has a commercial effective
date of 1 January 2021 and is expected to be completed in the first half of 2022. Equinor plans to extend Statfjord’s field life to
2040.
◾
On 17 December, the MPE approved the plan for development and operation of Troll West electrification . Troll B is planned to be partly electrified by 2024, and Troll C is expected to be fully electrified by 2026. Approximately NOK 7.9 billion is planned to be
invested, and the Norwegian NO
x

fund has committed NOK 520 million to the electrification.

The Troll A platform, brought on
stream in 1996, was the first electrified installation on the NCS.
◾
On 18 January 2022, Equinor was awarded 26

licences (
12

as operator) on the NCS in the
Awards for predefined areas 2021 .
◾ On 1 February 2022, Equinor and its licence partners presented the impact assessment for Wisting . Since 1 December 2019,
Equinor is operator of the Wisting field development, maturing towards sanction. On 17 December, Equinor agreed with Lundin
Energy that Equinor assumes operatorship of the Wisting field also during the operational phase.
◾ On 2 February 2022, the MPE approved the plan for development and operation of Kristin South oil and gas field at
Haltenbanken in the Norwegian Sea. The field will be developed in a subsea solution tied back to the Kristin platform.
Investments in the first phase of the development are estimated to NOK 6.5 billion, and production is scheduled to start in 2024.
The estimated life expectancy of the Kristin platform is 2034 and may be extended to 2042.
◾
On 17 February 2022, the Johan Castberg

FPSO hull sailed from Singapore onboard heavy-transport vessel
Boka Vanguard ,
headed for Stord yard, a 50-day voyage. First oil is scheduled for the fourth quarter of 2024.

Equinor, Annual Report on Form 20-F 2021

Major producing fields and field developments

operated by Equinor and Equinor’s licence partners

Equinor, Annual Report on Form 20-F 2021

Fields in production on the NCS
The table below shows E&P Norway's average daily entitlement production for the years ending 31 December

2021, 2020 and 2019.
Production in 2021 increased due to the ramp-up of Johan Sverdrup and Martin

Linge, a higher flexible gas outtake from Oseberg and
Troll, and new wells on Snorre and Skarv, partially offset by shutdown at Snøhvit and natural decline.
Average daily entitlement production

For the year ended 31 December
2021 2020 2019
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Area production mbbl/day mmcm/day mboe/day mbbl/day mmcm/day mboe/day mbbl/day mmcm/day mboe/day
Equinor operated fields

585

101

1,223

570

96

1,173

461

98

1,079

Partner operated fields

58

13

141

60

13

143

65

13

147

Equity accounted
production

-

-

-

-

-

-

9

-

9

Total

643

115

1,364

630

109

1,315

535

111

1,235

Topside for the fifth Johan Sverdrup platform under tow to Haugesund 13-14 May 2021.

Equinor, Annual Report on Form 20-F 2021

The following tables show the NCS entitlement production by fields in which Equinor was participating during the year ended

31 December 2021.
Equinor operated fields, average daily entitlement

production
Geographical area
Equinor's
equity
interest in %
On
stream

Licence expiry
date
Average
production in
2021 mboe/day Field
Johan Sverdrup The North Sea 42.63 2019 2036-2037 231
Troll Phase 1 (Gas) The North Sea 30.58 1996 2030 198
Oseberg

The North Sea 49.30 1988 2031 126
Gullfaks The North Sea 51.00 1986 2036 88
Aasta Hansteen The Norwegian Sea 51.00 2018 2041 76
Visund The North Sea 53.20 1999 2034 68
Åsgard The Norwegian Sea 34.57 1999 2027 49
Tyrihans The Norwegian Sea 58.84 2009 2029 39
Snorre

The North Sea 33.28 1992 2040 34
Kvitebjørn The North Sea 39.55 2004 2031 30
Grane The North Sea 36.61 2003 2030 23
Martin Linge The North Sea 70.00 2021 2027 23
Statfjord Unit The North Sea 44.34 1979 2026 22
Troll Phase 2 (Oil) The North Sea 30.58 1995 2030 22
Sleipner West The North Sea 58.35 1996 2028 21
Fram

The North Sea 45.00 2003 2024 20
Gina Krog The North Sea 58.70 2017 2032 18
Gudrun The North Sea 36.00 2014 2032 16
Mikkel

The Norwegian Sea 43.97 2003 2028 15
Heidrun

The Norwegian Sea 13.04 1995 2024-2025 11
Kristin The Norwegian Sea 54.82 2005 2027-2033 10
Vigdis area The North Sea 41.50 1997 2040 10
Trestakk The Norwegian Sea 59.10 2019 2029 10
Norne The Norwegian Sea 39.10 1997 2026 10
Tordis area The North Sea 41.50 1994 2040 9
Valemon The North Sea 66.78 2015 2031 8
Morvin The Norwegian Sea 64.00 2010 2027 6
Alve The Norwegian Sea 53.00 2009 2029 5
Utgard The North Sea 38.44 1) 2019 2028 5
Sleipner East The North Sea 59.60 1993 2028 4
Urd The Norwegian Sea 63.95 2005 2026 4
Gungne

The North Sea 62.00 1996 2028 3
Statfjord North The North Sea 21.88 1995 2026 2
Statfjord East The North Sea 31.69 1994 2026-2040 1
Tune The North Sea 50.00 2002 2025-2032 1
Sigyn The North Sea 60.00 2002 2022 1
Byrding The North Sea 70.00 2017 2024-2035 1
Veslefrikk The North Sea 18.00 1989 2025-2031 1
Sygna The North Sea 30.71 2000 2026-2040 1
Sindre The North Sea 72.91 2017 2023-2034 0
Gimle The North Sea 75.81 2006 2023-2034 0
Snøhvit The Barents Sea 36.79 2007 2035 0
Heimdal The North Sea 29.44 1985 2023 0
Total Equinor operated fields 1,223
Partner operated fields, average daily entitlement

production

Equinor, Annual Report on Form 20-F 2021

Geographical area
Equinor's
equity
interest in %
Operator

On
stream

Licence expiry
date
Average
production in
2021 mboe/day Field
Ormen Lange The Norwegian Sea 25.35 A/S Norske Shell 2007 2040-2041 51
Skarv The Norwegian Sea 36.17 Aker BP ASA 2013 2029-2036 42
Ivar Aasen The North Sea 41.47 Aker BP ASA 2016 2029-2036 19
Goliat The Barents Sea 35.00 Vår Energi AS 2016 2042 12
Ekofisk area

The North Sea 7.60
ConocoPhillips Skandinavia
AS
1971 2028 12
Marulk The Norwegian Sea 33.00 Vår Energi AS 2012 2025 4
Tor II The North Sea 6.64
ConocoPhillips Skandinavia
AS
2020 2028 1
Ærfugl Nord The Norwegian Sea 30.00 Aker BP ASA 2021 2033 0
Enoch The North Sea 11.78 Repsol Sinopec North Sea Ltd. 2007 2024 0
Total partner operated fields 141
Total E&P Norway including share of equity accounted production 1,364
1)

The Utgard field

in the North Sea

spans

the boundary

between the Norw

egian and UK continental

shelves.

The volumes

pertain to the
Equinor 38.44%

share of Utgard

on the NCS. For

the volumes pertaining

to the Equinor

38% share of

Utgard on the

UKCS, please

see
section 2.4

E&P International.
Main producing fields on the NCS
Equinor-operated fields
Johan Sverdrup
(Equinor 42.63%) is a major oil field with associated gas in the North Sea,

developed with four platforms: a
processing platform, a drilling platform, a riser platform and a living quarter platform. Crude oil is exported to Mongstad through a 283-
km designated pipeline, and gas is exported to the gas processing facility at Kårstø through a 156-km pipeline via a subsea
connection to the Statpipe pipeline.
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
New compressors have increased the gas processing capacity: one compressor was brought on stream at Troll B in September 2018,
and one at Troll C in January 2020. In August 2021, the third phase of the Troll field development was brought on stream, producing from the Troll West gas cap.
A partial electrification of Troll B and a full electrification of Troll C are underway. The Troll A platform, brought on stream in 1996, was the first electrified installation on the NCS.
The Gullfaks

(Equinor 51.00%) oil and gas field in the North Sea is developed with three platforms. Since production started on
Gullfaks in 1986, several satellite fields have been developed with subsea wells which are remotely controlled from the Gullfaks A and
C platforms.
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

Equinor, Annual Report on Form 20-F 2021

The Åsgard

(Equinor 34.57%) gas and condensate field in the Norwegian Sea is developed with the Åsgard A production and storage
ship for oil, the Åsgard B semi-submersible floating production platform for gas and condensate,

and the Åsgard C storage vessel for
oil and condensate. Åsgard C is also storage for oil produced at Kristin and Tyrihans. In 2015 Equinor started the world’s first subsea gas compression train on Åsgard. The Trestakk field is tied back to Åsgard A.
The Martin Linge

(Equinor 70.00%) oil and gas field in the North Sea was brought on stream in

June 2021. The field is developed
with an integrated wellhead, production and accommodation platform and a permanently anchored oil storage vessel. The gas is
piped to St Fergus, Scotland, and the oil is shipped in shuttle tankers, after being processed on board the storage vessel. The field is
operated from shore. In 2018, the field development was energised with onshore power.
Visund
(Equinor 53.20%, operator) oil and gas field in the North Sea is developed with Visund A semisubmersible integrated living
quarter, drilling and processing unit, and a subsea installation in the northern part of the field. Visund North improved oil recovery, a subsea development with two new wells in a new subsea template, was brought on stream in September 2018.
The Aasta Hansteen

(Equinor 51.00%, operator) gas and condensate field in the Norwegian Sea is developed with a floating spar
platform and two subsea templates. With the Snefrid North well at 1309 metres beneath the ocean’s surface, the field development is
the deepest ever on the NCS.
The Tyrihans

(Equinor 58.84%, operator) oil and gas field in the Norwegian Sea is developed with five subsea templates tied back to
Kristin.
The Snøhvit

(Equinor 36.79%, operator) gas and condensate field is developed with several subsea templates. Snøhvit was the first
field development in the Barents Sea and is connected to the liquefied natural gas processing facilities at Melkøya near Hammerfest
through a 160-km long pipeline. Askeladd phase 1 , the next plateau extender of Snøhvit, is under development. Following a fire at the Melkøya plant in Hammerfest in September 2020, first gas from Askeladd phase

1 has been rescheduled and is now expected in
the second half of 2022. The refurbished Melkøya plant is expected to come back on line in May

2022.
Askeladd West , a satellite to
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
Ærfugl

(Equinor 36.17%, operated by Aker BP ASA) is a subsea development of the gas and condensate discoveries Ærfugl and
Snadd Outer fields in the Norwegian Sea, near the Skarv field, around 200 km west of Sandnessjøen. The field is tied into the Skarv
floating production, storage and offloading vessel for processing and storage.
Ivar Aasen

(Equinor 41.47%, operated by Aker BP ASA) is an oil and gas field in the North

Sea. The development includes a fixed
steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export.
Goliat

(Equinor 35.00%, operated by Vår Energi ASA, formerly Eni Norge AS) is the first oil field developed in the Barents Sea. The
field consists of subsea wells tied back to a circular floating production, storage and offloading vessel. The oil is offloaded to shuttle
tankers.
Ekofisk area

(Equinor 7.60%, operated by ConocoPhillips Skandinavia AS) consists of the Ekofisk, Tor, Eldfisk and Embla fields.
Marulk

(Equinor 33.00%, operated by Vår Energi ASA, formerly Eni Norge AS) is a gas and condensate field developed as a tie-back
to the Norne FPSO.
Exploration on the NCS
Equinor holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea, the
North Sea and the Barents Sea. The North Sea and Norwegian Sea continue to be the most important areas for exploration, whereas
the exploration activity in the Barents Sea is expected to decrease and become more focused close to existing infrastructure.
Equinor was awarded 26

licences (
12

as operator) in the Awards for predefined areas (APA) round 2021 for mature areas and completed several farm-in transactions with other companies.

Equinor, Annual Report on Form 20-F 2021

In 2021, Equinor and its partners have completed

18

exploratory wells and made
8

commercial discoveries.

Exploratory wells drilled
1)

For the year ended 31
December
2021 2020 2019
North Sea
Equinor operated 10 10 5
Partner operated 2 2 2
Norwegian Sea
Equinor operated 2 4 4
Partner operated 0 6 4
Barents Sea
Equinor operated 2 4 2
Partner operated 2 0 1
Total (gross) 18 26 18
1) Wells completed during the year, including appraisals of
earlier discoveries.
Fields and projects under development on the NCS
Equinor’s major development projects on the NCS as of

31 December 2021:
Askeladd

(Equinor 36.79%, operator) is the next plateau extender of the Snøhvit gas field in the Barents Sea.

The project was
sanctioned in March 2018. The development includes two subsea templates, a 42-km tie-back to Snøhvit and drilling of three gas
producers. Following the fire at the Melkøya plant in September 2020, first gas has been rescheduled and is expected in the second
half of 2022.
Askeladd West

(Equinor 36.79%, operator) is a planned satellite to the
Snøhvit gas field in the Barents Sea. The project was
sanctioned in April 2021. The projected subsea development is 195 kilometres from the Melkøya plant and will include a subsea
template tied in to Askeladd
. The project is expected to be ready for first gas in the fourth quarter of

2025.
Breidablikk
(Equinor 39.00%, operator) is an oil field in the North Sea.

The MPE approved the plan for development and operation of
the field on 29 June 2021. The field is being developed with a subsea solution tied back to the
Grane

platform. After being processed
at Grane, produced oil will be transported to the Sture terminal. Offshore modification work began March 2021 and the subsea
templates are expected be installed in March 2022. First oil is planned for first half of 2024.
Hywind Tampen

(Equinor 33.28% (Snorre) and 51% (Gullfaks), operator) is an 88 MW floating offshore wind pilot being developed to
provide wind power to the Snorre and Gullfaks

installations in the Tampen area of the North Sea.

The MPE approved the plans for
development and operation on 8 April 2020. The planned 11 wind turbines, based on the Hywind technology developed by Equinor, are expected to meet around 35% of the annual power need of the five offshore platforms Snorre A,

B and C and Gullfaks A and B.
Construction started in October 2020, and in April 2021, the 11 substructures were complete and towed to Vindafjord for further slipforming and mechanical outfitting. The wind farm is expected to be brought on stream in fourth quarter of 2022.
Johan Castberg

(Equinor 50.00%, operator) is the development of the three oil discoveries Skrugard, Havis and Drivis, located
around 240 kilometres northwest of Hammerfest in the Barents Sea. The MPE approved the plan for development and operation of
the field on 28 June 2018. The development includes a production vessel and a subsea development with

30 wells, ten subsea
templates and two satellite structures. The new FPSO hull sailed from Singapore in February 2022, headed for the Stord yard. Covid-
19 precautionary measures,

such as manning limitations and quarantining, have affected progress, and first oil has been rescheduled to the fourth quarter of 2024.
Johan Sverdrup, second phase

(Equinor 42.60%, operator) is an oil and gas field in the North Sea. The MPE approved the plan for
development and operation for the second phase of the Johan Sverdrup field on 19 May

2019. The development includes a new
processing platform linked to the field centre, five new subsea templates and 28 wells. Around one fourth of the oil from the Johan
Sverdrup full field will be produced in the second phase. In June 2021, the substructure of the new processing platform was installed
at the field. The three platform topsides were mated at Gismarvik and towed to Haugesund in May 2021. The topside was mated onto
the substructure at the field on 8 March 2022. The project moves ahead as planned, despite a somewhat lower progress at Norwegian

Equinor, Annual Report on Form 20-F 2021

yards caused by Covid-19 precautionary measures,

such as manning limitations and quarantining. First oil is expected in the fourth quarter 2022.
Kristin South
(Equinor 54.82%, operator) is a development of the Kristin Q segment and Lavrans discovery in the Norwegian

Sea.
The MPE approved the plan for development and operation of the Kristin South oil and gas field on 2 February 2022. The field is
being developed in a subsea solution with two subsea templates tied back to the Kristin platform.

Production start is scheduled for
2024.
Njord future

(Equinor 27.50%, operator) is a development to enable safe, reliable and efficient exploitation of the Njord and Hyme oil
discoveries through to 2040. The MPE approved the plan for development and operation of the field on 20 June 2017. The
development includes an upgrade of the Njord A floating platform, an optimal oil export solution and drilling of ten new wells. As part
of the upgrade, the platform is being prepared to bring the nearby fields Bauge and Fenja on stream. In December 2021, Njord Bravo
was towed from the Haugesund yard to Kristiansund, where the remaining work is carried out.

At Stord, Njord A is being prepared for
towout to the field in the Norwegian Sea.

Due to Covid-19 precautionary measures, increased scope of work and a prolonged project
execution period, the start of oil production has been rescheduled to the fourth quarter of 2022.
Troll West electrification

(Equinor 30.60%, operator) is a development to provide Troll B and C with electric power in a new subsea high-tension cable from from Kollsnes in Øygarden. T he MPE approved the plan for development and operation of Troll West electrification on 17 December 2021. Troll B

is planned to be partially electrified by 2024 and
Troll C is expected to be fully electrified
by 2026.
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
Heimdal
(Equinor 29.40%, operator) is planning for cease of production in 2023. The Heimdal main platform and Gassco/Gassled’s
riser platform are scheduled to be removed during the years 2025-2027. The platforms will be brought to shore at Eldøyane, Stord, for
demolition and recycling.
Veslefrikk

(Equinor 18.00%, operator) ceased

production on 17 February 2022. Plugging of wells started early in 2021 and is planned to be completed by the first quarter of 2022. Veslefrikk B will be towed to shore for dismantling and recycling at MARS in
Fredrikshavn, Denmark, in the autumn of 2022, and Veslefrikk A is scheduled to be removed in 2025/2026. Veslefrikk A will be brought to Eldøyane, Stord, for demolition and recycling.
Ekofisk

(Equinor 7.60%, operated by ConocoPhillips Skandinavia AS) is in the category 3 removal campaign,

some installations were
removed in 2021. Outstanding in this campaign is the Tor 2/4 E platform, scheduled to be removed in 2024.
For further information about decommissioning, see note 2 Significant accounting policies to the

Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

2.4
Exploration & Production International
(E&P International)

Peregrino wellhead platform B, Brazil.

Overview
Equinor is present in several oil and gas provinces in the world. The E&P International reporting segment covers exploration,
development and production of oil and gas outside the NCS and the US.
E&P International is present in nearly 15 countries and had production in 12 countries in 2021. E&P

International produced around
16% of Equinor’s total equity production of oil and gas in 2021, compared to

17% in 2020.
For information about proved reserves development see section 2.10 Operational Performance under Proved oil and gas reserves.
Key events and portfolio developments in 2021 and early 2022:
●

In 2021, Covid-19 infection control measures, such as manning limitations and quarantining, caused delay in progress of
maintenance activities in Peregrino producing field as wells as activities in the Peregrino phase 2 project. Equinor’s production in
other E&P International assets remained largely unaffected.
●

On 14 January, Equinor and partner YPF S.A. entered into an agreement with Shell Argentina S.A. to jointly farm down 30%
interest in the CAN 100 block offshore Argentina . After the transaction, Equinor holds a 35% interest in the block.

Equinor, Annual Report on Form 20-F 2021

●

On 20 January, Equinor completed the sale of a 40.81% interest in and transfer of operatorship of the
Bressay

oil field
development on the UK continental shelf to EnQuest Heather Ltd.
●

On 29 January, Equinor announced the write down of previously capitalised well costs related to Equinor’s
Block 2

exploration
licence in Tanzania .
●

On 19 February, Equinor completed the acquisition of a 21.37% interest in the
Barnacle

field in the Statfjord area from Esso
Exploration and Production UK Limited.
●

On 1 June, Equinor and its partners made the final investment decision for the first phase of the development of the
Bacalhau

oil
and gas field, with first oil planned for 2024.
●

On 28 July, Equinor and state-owned Petróleos de Venezuela (PdVSA) completed the transaction to transfer Equinor’s 9.67%
non-operated interest in the Petrocedeño project onshore Venezuela to Corporación Venezolana del Petróleo (CVP), a PdVSA
company.
●

On 8 September, Equinor entered into an agreement with the co-owners to divest its ownership interest in
Terra Nova

field in
Canada.
●

On 29 November, Equinor entered into an agreement with Vermilion Energy Inc to sell Equinor’s non-operated equity position in the Corrib

gas field offshore Ireland. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.
●

On 7 December, Equinor entered into an agreement to acquire all of Spirit Energy’s production licences in the
Statfjord

area,
including Barnacle in the UK sector of the North Sea. The transaction has a commercial effective date of 1 January 2021, and after completion of the transaction Equinor will hold a 100% interest in the Barnacle field.
●

The second phase of the development of the
Peregrino oil field is nearing completion. On 9 May, the Peregrino 2 living quarters were occupied. On 14 December, the Brazilian Agency for petroleum natural gas and biofuels (ANP) granted permission for operating the gas pipeline.
●

On 12 January 2022, Equinor announced the revision of its estimate of the total recoverable reserves in the
Mariner

field. The
revision is linked to an updated seismic interpretation and experience from production of the Maureen reservoir which led to a
revised reservoir model. The revision was reflected in IFRS net operating income in fourth quarter

2021 results.
●

On 28 February 2022, Equinor announced its intention to exit its business activities in
Russia . For more information, see note 27
Subsequent events to the Consolidated financial statements.
For more information about the transactions included above see note 5 Acquisitions and disposals to the Consolidated financial
statements.
International production
In production sharing agreements (PSAs) and production sharing contracts (PSCs), entitlement production differs from equity
production. Equity production in PSAs and PSCs represent Equinor’s percentage ownership in a particular field, whereas entitlement
production represents Equinor’s share of the volumes distributed to the partners in the field,

which is subject to several deductions
including but not limited to royalties and the host government's share of profit oil (see section

5.7 Terms and abbreviations).
Equinor's entitlement production outside Norway and the US was 13% of Equinor's total entitlement production in 2021.
The following table shows E&P International's average daily entitlement production of liquids and natural gas for the years ended 31
December 2021, 2020, and 2019.
Average daily entitlement production
For the year ended 31 December
2021 2020 2019
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Production area mboe/day mmcm/day mboe/day mboe/day mmcm/day mboe/day mboe/day mmcm/day mboe/day
Americas (excluding
US) 1)

52

1

56

67

1

72

98

1

103

Africa

94

3

115

115

3

136

137

4

165

Eurasia

42

2

54

47

2

63

29

3

45

Equity accounted
production

19

0

21

6

0

7

3

0

4

Total

207

6

246

236

7

278

267

8

317

Equinor, Annual Report on Form 20-F 2021

1) In 2019, the entitlement production numbers

have been restated to reflect change to segment.

For US entitlement production volumes, see
section 2.5 E&P USA.

Equinor, Annual Report on Form 20-F 2021

The table below provides information about the fields that contributed to production in 2021, including average equity production per
field.
Average daily equity production
Field Country
Equinor's
equity
interest in %
Operator

On
stream

Licence
expiry date
Average daily
equity
production in
2021

mboe/day
Americas (excluding US) 56
Roncador Brazil 25.00

Petróleo Brasileiro S.A.
1999 2052 37
Hebron Canada 9.01

ExxonMobil Canada Properties
2017 HPB 1) 12
Hibernia/Hibernia Southern
Extension 2)
Canada Varies

Hibernia Management and Development
Corporation Ltd.
1997 HPB 1) 7
Peregrino Brazil 60.00

Equinor Brasil Energia Ltda.
2011 2040

-

Africa 187
Block 17 Angola 22.15 TotalEnergies E&P Angola S.A. 2001 2045 81
In Salah Algeria 31.85 Sonatrach 3) 2004 2027 32
BP Exploration (El Djazair) Limited
Equinor In Salah AS
Agbami Nigeria 20.21
Star Deep Water Petroleum Limited
(an affiliate of Chevron in Nigeria)
2008 2024 25
Block 15 Angola 12.00 Esso Exploration Angola Block 15 Limited 2004 2032 18
In Amenas Algeria 45.90 Sonatrach 3) 2006 2027 15
BP Amoco Exploration (In Amenas) Limited
Equinor In Amenas AS
Murzuq Libya 10.00 Akakus Oil Operations 2003 2037 9
Block 31 Angola 13.33 BP Exploration Angola Limited 2012 2031 7
Eurasia 78
ACG Azerbaijan 7.27 BP Exploration (Caspian Sea) Limited 1997 2049 33
Mariner UK 65.11

Equinor UK Limited
2019 HBP 1) 19
Kharyaga 4) Russia 30.00

Zarubezhneft-Production Kharyaga LLC
1999 2031 10
Corrib Ireland 36.50

Vermilion Exploration and Production
Ireland Limited
2015 2031 10
Utgard 5) UK 38.00

Equinor Energy AS
2019 HBP 1) 5
Barnacle UK 65.70

Equinor UK Limited
2019 HBP 1) 1
Total E&P International 321
Equity accounted production 21
North Danilovskoye 4) Russia 49.00

AngaraOil LLC
2020 2031 11
Bandurria Sur Argentina 30.00 Yacimientos Petrolíferos Fiscales S.A. 2015 2050 6
North Komsomolskoye 4) Russia 33.33

SevKomNeftegaz LLC
2018 2112 5
Total E&P International including share of equity accounted production 342
1)
Held by Production (HBP): A leasehold interest

that is perpetuated beyond its primary term as

long as there is production in paying
quantities from well(s) on the lease or lease(s) pooled

therewith.

2)
Equinor's equity interests are 5.0% in Hibernia

and 9.26% in Hibernia Southern Extension.
3)
The complete name for Sonatrach is Société nationale

de transport et de commercialisation d’hydrocarbures.
4)
In February 2022, Equinor announced its intention

to exit its business activities in Russia. See note

27 Subsequent events to the
Consolidated financial statements.
5)
The Utgard field spans the boundary between the

Norwegian and UK continental shelves. In

this section we report only volumes
pertaining to the Equinor 38% share in UKCS.

Equinor, Annual Report on Form 20-F 2021

Americas (excluding US)
Argentina
The Bandurria Sur onshore block is in Argentina’s Neuquén province in the core area of the prolific Vaca Muerta play. Equinor entered the license in 2020. The block is currently producing from 50 producer wells. Future development includes drilling 300-500
additional wells and building an oil central processing facility with capacity of 75 mboe of oil per day

(100%).
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
In April 2020, production in Peregrino field was shut down for unplanned maintenance of the subsea equipment. Technical challenges
and Covid-19 infection control measures have affected the progress of the maintenance activities. Production is expected to resume
in northern hemisphere summer 2022.
Equinor has interests in the Roncador

field, which is operated by Petrobras, located in the offshore Campos basin. The field has been in production since 1999. The hydrocarbons are produced from two semi-submersibles and two FPSOs. The oil is offloaded to shuttle
tankers, and the gas is drained out through pipelines to shore.
Canada

Equinor has interests in the Jeanne d'Arc

basin offshore the province of Newfoundland and Labrador in the partner operated producing oil fields

Hebron, Hibernia and Hibernia Southern Extension.
In September 2021 Equinor finalized the exit from the
Terra Nova

field.
Africa
Algeria
In Salah

is an onshore gas development. The Northern fields have been operating since 2004.

The Southern fields have been
operating since 2016 and are tied back into the Northern fields facilities.
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
Angola
The deep-water blocks 17, 15 and 31 contributed 36% of Equinor’s equity liquid production outside the NCS and the US in 2021. Each
block is governed by a PSA which sets out the rights and obligations of the participants, including mechanisms for sharing of the
production with the Angolan state oil company Sonangol.
Block 17

has production from four FPSOs:

CLOV, Dalia, Girassol and Pazflor. New projects on Dalia, CLOV and Pazflor are being developed to stem decline. The Zinia phase 2 and CLOV phase 2 projects came on stream during

2021.
Block 15

has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque.
Block 31

has production from one FPSO producing from the PSVM fields.
The FPSOs serve as production hubs and each receives oil from more than one field through multiple wells.
Libya
Equinor has ownership interest in two oil fields onshore in Libya, Murzuq

and
Mabruk.

Production from the Murzuq field re-
commenced towards end of 2020 after being shut down for nearly nine months and has remained stable throughout 2021. Plans are
underway to redevelop the Mabruk field, which was damaged during the conflicts in Libya in 2015.
Nigeria
The Agbami

deep water field is located 110 km off the coast of the Central Niger Delta region. The Agbami field straddles the two licences OML 127 and OML 128 and is operated by Chevron under a Unit Agreement. The Agbami field is governed by a PSC.

Equinor, Annual Report on Form 20-F 2021

For information related to the Agbami redetermination process and the dispute between the Nigerian

National Petroleum Corporation
and the partners in OML 128 concerning certain terms of the OML 128 PSC, see note 24 Other commitments, contingent liabilities
and contingent assets to the Consolidated financial statements.
The government of Nigeria approved and implemented a new Petroleum Industry Act during 2021 which governs new leases as well
as renewal of existing leases.
Eurasia
Azerbaijan
Azeri-Chirag-Gunashli (ACG)

is an oil field offshore Azerbaijan. The crude oil is sent to the Sangachal Terminal, where it is processed prior to export. The Baku-Tbilisi-Ceyhan (BTC) pipeline is the main export route, in which

Equinor holds 8.71%. The
development of the Azeri Central East (ACE)

platform in the ACG field was sanctioned by the partners in April 2019. The new platform is expected to come on stream in 2023.
Ireland
Equinor holds an interest in the Corrib

gas field off Ireland’s northwest coast. In November, Equinor entered into an agreement with
Vermilion Energy Inc to sell Equinor’s non-operated equity position in the Corrib gas field offshore Ireland. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.
For more information about the transaction see note 5 Acquisitions and disposals to the

Consolidated financial statements.
Russia
Equinor holds an interest in the Kharyaga

oil field onshore in the Timan-Pechora basin in northwestern Russia. The Kharyaga field is governed by a PSA.
Equinor holds an interest in the North Danilovskoye

oil field located in the northern part of the Danilovsky Licence Area, in the Irkutsk
Region, Eastern Siberia. The field is under development and was brought on early-phase production in 2020.
In 2020, Equinor increased its onshore presence in Russia by signing an agreement with Rosneft to acquire a 49% interest in the
limited liability company KrasGeoNaC LLC (renamed to AngaraOil LLC in 2021) which holds twelve conventional onshore exploration
and production licences in Eastern Siberia,

including the producing North Danilovskoye oil field. All other licenses are at various stages of exploration maturity.
In February 2022, Equinor announced its intention to exit its business activities in Russia.

For more information see note 27
Subsequent events to the Consolidated financial statements and section 2.13 Risk review under “Risks related to our business”.

United Kingdom
Mariner

is an Equinor-operated heavy oil field in the North Sea, around 150 km east of the Shetland

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
Barnacle

is an Equinor-operated oil field in the North Sea, around 2 km from the boundary between the Norwegian and UK
continental shelves and consists of one well tied back to the Statfjord B platform. Production from the field started in December 2019.
In December 2021, Equinor entered into an agreement to acquire all of Spirit Energy’s production licences in the Statfjord area with an
effective date of 1 January 2021.
International exploration
Equinor has throughout 2021 continued its exploration activity outside Norway and the US, and drilled offshore wells in Brazil and the
UK and onshore wells in Argentina and Russia. Equinor has continued shaping the portfolio and made decisions to exit countries that
will no longer be prioritized for exploration while focusing activity in areas with high value potential.

In 2021 Equinor decided to exit
Mexico and Nicaragua. Equinor also exited Bajo del Toro Este and Aguila Mora Noreste assets in Argentina (two neighbouring blocks to Bajo del Toro block in Vaca

Muerta play) in 2021.
In

Brazil,
Equinor and partners completed two wells, and Equinor intends to continue exploration activity in 2022.
In Angola,

as part of the Namibe Bid Round, Equinor has been awarded block 29 together with

Total Energies, bp, Petronas and
Sonangol.

Equinor, Annual Report on Form 20-F 2021

In Russia
, Equinor drilled six exploration wells in several licenses,

all in associated companies. In February 2022, Equinor announced its intention to exit its business activities in Russia.

For more information see note 27 Subsequent events to the Consolidated financial statements and section 2.13 Risk review under “Risks related to our business”.
In Argentina
onshore, Equinor drilled six appraisal wells which are expected to be completed in 2022 and obtained exploitation
concession for Bajo del Toro in the Vaca

Muerta play.
In Argentina offshore, Equinor intends to continue exploration activities in 2022.
During 2021, Equinor and its partners completed three exploratory wells.
Exploratory wells
drilled 1)

For the year ended 31 December
2021 2020 2019
Americas (excluding US)
Equinor operated 0 3 2
Partner operated 2 3 3
Africa
Equinor operated 0 0 0
Partner operated 0 1 0
Other regions
Equinor operated 1 0 4
Partner operated 2) 0 4 5
Total (gross) 3 11 14
1) Wells completed during the year, including appraisals of
earlier discoveries.
2) Equinor drilled six exploration wells in Russia,

all in associated
companies.
Fields under development internationally
Americas (excluding US)
Brazil
Bacalhau (formerly Carcará) (Equinor 40%, operator) oil and gas discovery straddles BM-S-8

and
Bacalhau North in the Santos
basin, 185 km off the coast of the state of São Paulo.
The investment decision for Bacalhau phase 1 was made in June 2021. The field is being developed with

subsea wells tied back to an
FPSO, and first oil is scheduled for 2024.
A second phase of the Bacalhau field development is being considered to fully exploit the value potential.
Peregrino phase 2

(Equinor 60%, operator) develops the southwestern area of the Peregrino oil field in the prolific Campos basin, 85
km off the coast of the state of Rio de Janeiro. Peregrino phase 1 was brought on stream in 2011, and the second phase of the development will prolong the field’s productive life. The licence runs until 2040. Oil producers and water injectors will be drilled in the
new area from a third wellhead platform, to be tied back to the existing floating production, storage,

and offloading vessel.
In mid-January 2020, the third Peregrino wellhead platform was in place at the field. The flotel

Olympia was connected, and the
platform is being prepared for operations.
Once on stream, Peregrino C will provide 350 offshore and onshore jobs in Brazil.
Covid-19 and infection control measures have affected progress, and first oil has been rescheduled to northern hemisphere summer
2022, after Peregrino main resumes operations.
Eurasia

Equinor, Annual Report on Form 20-F 2021

Russia
North Komsomolskoye

(Equinor 33.33%, operated by SevKomNeftegaz) is a complex viscous oil field in Western Siberia, Russia.
The investment decision for the first phase was made in 2019.
In February 2022, Equinor announced its intention to exit its business activities in Russia.

For more information see note 27
Subsequent events to the Consolidated financial statements and section 2.13 Risk review under Risks related to our business.
Discoveries with potential development
Americas (excluding US)
Brazil
BM-C-33

(Equinor 35%, operator) includes the oil and gas discoveries
Pão de Açúcar , Gávea and

Seat

in the southwestern part of
the Campos basin, off the coast of the state of Rio de Janeiro, Brazil. The project is maturing towards sanction.

A gas export solution
is under consideration.
Canada
Bay du Nord

(Equinor 65% now, 58.5% anticipated at sanction, operator) is an oil field in the Flemish pass basin which was discovered by Equinor in 2013. The field is around 500 km northeast of St. John’s in Newfoundland and

Labrador, Canada.
Developing Bay du Nord and nearby discoveries in a subsea solution tied back to an FPSO is under consideration.
Africa
Tanzania
Block 2

(Equinor 65%, operator).

Equinor made several large gas discoveries in Block 2 in the Indian Ocean,

off southern Tanzania,
during 2012-2015. The partners of blocks 2 (Equinor, operator) and blocks 1 and 4 (Shell, operator) are collaborating on the future development of the discoveries. The government of Tanzania has invited the operators and partners to start negotiations on a suitable legal, commercial, and fiscal framework for developing the discoveries. These negotiations are ongoing.
Eurasia
Azerbaijan
The Karabagh

(Equinor 50%, operated by Karabagh Joint Operating Company
)

field is located 120 kilometres east of Baku. In 2018
Equinor entered into an agreement with SOCAR (the Azerbaijani state oil company) to enter the

Karabagh and Ashrafi-Dan Ulduzu-
Aypara (ADUA)

exploration licences with a 50% share in each.
In 2020 Equinor drilled an appraisal well on the Karabagh licence confirming the hydrocarbon resources.

A joint operating company
has been formed and has started working on the field development solution.
United Kingdom
The Rosebank

(Equinor 40%, operator) oil and gas field is located around 130 km northwest of the Shetland

Islands, on the UK
continental shelf. Equinor and its licence partners continue to mature and improve the business case for development of the oil and
gas field.

Equinor, Annual Report on Form 20-F 2021

2.5

Exploration & Production USA (E&P USA)
Drone technology (SeekOps)

being used in methane detection, Appalachian basin in Ohio, USA.
Overview
Equinor has been present in the USA since 1987. The E&P USA reporting segment covers both onshore and offshore exploration,
development and production of oil and gas in the United States of America (USA). E&P

USA produced around 18% of Equinor’s total
equity production of oil and gas in 2021, compared to 19% in 2020.
For information about proved reserves development see section 2.10 Operational Performance under Proved oil and gas reserves.
Key events and portfolio developments in 2021 and early 2022:
●

On 26 April, Equinor completed the sale of its
Bakken assets

to Grayson Mill Energy.
●

On 18 November, Equinor completed its exit from the onshore unconventional
Austin Chalk

play in Louisiana, assigning its
remaining non-operated position to Marathon (the operator).
US production
Entitlement production differs from equity production in the USA where entitlement production is expressed net of royalty interests.
Equity production represents volumes that correspond to Equinor’s percentage ownership in a particular field and is larger than
Equinor’s entitlement production where the royalties are excluded from entitlement production.
Equinor's entitlement production in the USA was 17% of Equinor's total entitlement production in 2021.
The following table shows E&P USAs average daily entitlement production of liquids and natural gas for the years ended 31
December 2021, 2020, and 2019.
Average daily entitlement production
For the year ended 31 December
2021 2020 2019
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Oil and NGL

Natural gas
Production area mboe/day mmcm/day mboe/day mboe/day mmcm/day mboe/day mboe/day mmcm/day mboe/day

Equinor, Annual Report on Form 20-F 2021

USA

128

31

321

163

29

344

181

28

358

Equinor, Annual Report on Form 20-F 2021

The table below provides information about the fields that contributed to production in 2021, including average equity production per
field.
Average daily equity production
Field Country
Equinor's equity
interest in %
Operator

On
stream

Licence
expiry date
Average daily
equity
production in
2021 mboe/day
Appalachian (APB)
1)
US Varies
2)
Equinor/others
3)
2008 HBP
5)

245

Caesar Tonga US 46.00

Anadarko U.S. Offshore LLC

2012 HBP 5)

27

Tahiti US 25.00

Chevron USA Inc.

2009 HBP 5)

22

Bakken US Varies
2) 4)
Equinor/others
4)
2011 HBP
5)

17

Julia US 50.00

ExxonMobil Corporation

2016 HBP 5)

17

St. Malo US 21.50

Chevron USA Inc.

2014 HBP
5)

16

Jack US 25.00

Chevron USA Inc.

2014 HBP 5)

10

Big Foot US 27.50

Chevron USA Inc.

2018 HBP 5)

9

Stampede US 25.00

Hess Corporation

2018 HBP 5)

8

Titan US 100.00

Equinor USA E&P Inc.

2018 HBP 5)

1

Heidelberg US 12.00

Anadarko U.S. Offshore LLC

2016 HBP
5)

1

Total E&P USA

373

1)
Appalachian basin contains Marcellus and Utica formations.

2)
Equinor’s actual equity interest varies depending

on wells and area.
3)
Operators are Equinor USA Onshore Properties

Inc, Chesapeake Operating LLC, Southwestern

Production Company, Chief Oil &
Gas LLC, and several other operators.

4)
On 26 April 2021, Equinor completed the sale of

its Bakken assets to Grayson Mill Energy.
5)
Held by Production (HBP): A leasehold interest

that is perpetuated beyond its primary term as

long as there is production in paying
quantities from well(s) on the lease(s) pooled therewith.

Equinor, Annual Report on Form 20-F 2021

Offshore Gulf of Mexico
The Titan

oil field is an Equinor-operated asset located in the Mississippi Canyon and is producing through a floating spar facility.
The Tahiti, Heidelberg, Caesar Tonga and Stampede

oil fields are partner operated assets located in the Green Canyon area. The
Tahiti

and
Heidelberg

oil fields are producing through floating spar facilities. The
Caesar Tonga

oil field is tied back to the Anadarko-
operated Constitution spar host. The Stampede

oil field is producing through a tension-leg platform with downhole gas lift.
The Jack, St. Malo, Julia

and
Big Foot

oil fields are partner operated assets located in the Walker Ridge area. The

Jack, St. Malo
and Julia

oil fields are subsea tiebacks to the Chevron-operated Walker Ridge regional host facility. The
Big Foot

oil field is
producing through a dry tree tension-leg platform with a drilling rig.
Onshore portfolio
Since its entry into US shale in 2008, Equinor has continued to optimise its portfolio through acreage acquisitions and divestments.
Following the commodity price decline in early 2020, Equinor halted its US onshore operated drilling and completions activities. In
April 2021, Equinor completed its divestment of the Bakken

asset thereby refocusing its US onshore portfolio towards partner operated activities.
Equinor has an ownership interest in the Marcellus

shale gas play, located in the
Appalachian

region in northeast US. The position
is mostly partner operated. Since 2012, Equinor has also been an operator in the Appalachian region in the state of Ohio, developing
Marcellus and Utica formations.
In addition, Equinor participates in natural gas gathering system and gas treatment and processing facilities in Appalachian basin
assets to provide flow assurance for Equinor's upstream production.
US exploration
Throughout 2021, Equinor has continued its activity in US Gulf of Mexico, one of its core areas for exploration.
Equinor began drilling an operated appraisal well located in the Walker Ridge area of the US Gulf of Mexico which is expected to be
completed in 2022.

In addition, Equinor was awarded one lease in 2021.
Exploratory wells
drilled 1)

For the year ended 31 December
2021 2020 2019
US
Equinor operated 0 1 0
Partner operated 0 2 2
Total (gross) 0 3 2
1) Wells completed during the year, including appraisals of
earlier discoveries.
Fields under development in US
Offshore Gulf of Mexico

The Vito development project (Equinor 36.89%, operated by Shell) is a Miocene oil discovery located in the Mississippi Canyon area. The development project consists of a light-weight semisubmersible platform with a single eight-well subsea manifold.

The
project was sanctioned for development in April 2018. In January 2022, the Vito platform sailed away from Singapore towards the Gulf
of Mexico and is on track for production start early 2023.
The St. Malo water injection project

(Equinor 21.50%, operated by Chevron) is a secondary depletion project sanctioned in 2019.

Currently both production wells are online, and two injector wells are drilled. Both injector completions and last injector conversion are
expected in the second half of 2022.

Equinor, Annual Report on Form 20-F 2021

Discoveries with potential development
Offshore Gulf of Mexico
North Platte

(Equinor 40%, operated by Total) is a Paleogene oil discovery in the Garden Banks area. It has been fully appraised since its discovery with three drilled wells and three sidetracks. In February 2022, the operator notified Equinor and the relevant
authorities about its decision to withdraw from the North Platte project. Equinor is working with the operator on an orderly transition.

Equinor, Annual Report on Form 20-F 2021

2.6
Marketing, Midstream & Processing (MMP)
Kollsnes gas processing plant at Øygarden, Norway.

Overview
The Marketing, Midstream & Processing reporting segment is responsible for the marketing, trading, processing and transportation of
crude oil and condensate, natural gas, NGL and refined products, including the operation of the

Equinor-operated refineries, terminals
and processing plants. MMP is also responsible for power and emissions trading and for developing transportation solutions for
natural gas, liquids and crude oil from Equinor assets, including pipelines, shipping, trucking and rail. In addition, MMP is responsible
for low carbon solutions in Equinor.

The business activities within MMP are organised in the following business clusters: Crude, Products and Liquids (CPL), Gas and
Power (G&P), Operating Plants (OPL), Data improvements, shipping & commercial operations (DISC) and

Low Carbon Solutions
(LCS).
MMP markets, trades and transports approximately 59% of all Norwegian liquids export, including

Equinor equity, the Norwegian
State’s direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. MMP is also responsible for the
marketing, trading and transportation of Equinor’s and SDFI’s dry gas and LNG together with third-party gas. This represents
approximately 70% of all Norwegian gas exports. For more information, see note 2 Significant accounting policies to the Consolidated
financial statements for Transactions with the Norwegian State, and section 2.9 Corporate, Applicable laws and regulations for the
Norwegian State’s participation and SDFI oil and gas marketing and sale.
Key events in 2021 and early 2022:

Equinor, Annual Report on Form 20-F 2021

● Northern Lights:

Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of
CO
2
. The project is part of Longship , the Norwegian authorities’ project for full-scale carbon capture, transport and storage in
Norway. Longship was passed unanimously in the Norwegian Parliament on 21 January 2021, and the Northern Lights PDO was
officially approved on 26 February 2021. Civil works began at Øygarden in January 2021, and the project is expected to come on
stream in 2024.
●

Following the fires at Hammerfest LNG and Tjeldbergodden, Equinor is implementing measures to prevent future incidents.
Tjeldbergodden resumed activities in February 2021, and the refurbished Hammerfest

LNG is expected to resume activities in
May 2022.
●

In March 2021, all three Equinor low-carbon projects in the UK which had applied for funding from the Industrial strategy
challenge fund (ISCF) were selected for funding. These were Zero Carbon Humber, Northern Endurance Partnership (NEP) and
Net Zero Teesside.
●

In June 2021, Equinor entered into an agreement with the Klesch Group for the sale of its refining business in Denmark. The
agreement covers the Equinor Refining Denmark A/S (ERD) company consisting of the Kalundborg refinery and terminal in the
northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property.
The legal transfer of ownership was completed on 31 December 2021.

●

In August 2021, Equinor took delivery of two newbuild LPG dual-fuelled, very large size gas carriers (VLGCs).

Long-term time
charter contracts have been entered into for a total of six newbuild LPG dual-fuelled gas carriers for delivery in 2022/2023; Two
very large size gas carriers (VLGC) and four medium size gas carriers (MGC).

●

In September 2021, Equinor and its partners received permission to increase gas exports from two fields on the Norwegian
continental shelf to supply the tight European market. Production permits for the Oseberg and Troll fields have each been
increased by 1 billion cubic meters (bcm) for the gas year starting 1 October.
●

In October 2021 the East Coast Cluster was selected as one of the first two carbon capture projects to be developed, hence
setting the development of NEP and CO
2

infrastructure in North East England up for future government funding.
●

On 15 October 2021, gas exports to Europe increased by 8 million cubic meters of gas per day (mcmd) through the stop of gas
injection at Gina Krog. Following a dialogue with licence partners and authorities, the MPE granted a permit to temporarily halt gas
injection up to 31 December 2021. For 2022, a new application for continued halt in gas injection has been granted up to 31
March 2022.
●

The gas prices continued to increase in 2021, reaching a record-high level of in December month.

●

Celebrating 25 years of production from the Troll field and the opening of Kollsnes processing facility, Kollsnes achieved all time production record in October.
Marketing and trading of gas, LNG and power
MMP is responsible for the sale of Equinor’s and SDFI’s (Norwegian State’s direct financial interest) dry gas and LNG. Equinor’s gas
marketing and trading business is conducted from Norway and from offices in Belgium, the UK, Germany and the US. As Owner of
Danske Commodities (DC), a trading company for power and gas, MMP has strengthened Equinor´s energy trading business, also
supporting our investment within Renewables. DC is primarily active in Europe but also has power activities in US and Australia.

Europe

The major export markets for natural gas produced from the Norwegian continental shelf (NCS)

are the UK, Germany, France, the
Netherlands and Belgium. LNG from the Snøhvit field 8 , combined with third-party LNG cargoes, allows Equinor to reach global gas markets. The gas is sold to counterparties through bilateral sales agreements and over the trading desk. Some of Equinor’s long-term
gas contracts have price review clauses which can be triggered by the parties.

For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor’s best judgement. For
further information, see note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial
statements.

Equinor is active on both the physical and exchange markets, such as the Intercontinental Exchange

(ICE) and Trayport. Equinor
expects to continue to optimise the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its
production and transportation systems and downstream assets. MMP receives a marketing fee from EPN for the Norwegian gas sold
on behalf of the company.

DC is active on both the physical and exchange markets for both gas and power as a separate entity. All trading and optimisation of power in Equinor is performed by DC.

USA

Equinor Natural Gas LLC (ENG), a wholly owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets natural gas to local distribution companies, industrial customers, power generators and other gas trading counterparties.
ENG also markets equity production volumes from the Gulf of Mexico and the Appalachian Basin and transports some of the
8

Gas production from the Snøhvit field is suspended after the fire at the Melkøya LNG plant in late September 2020. Production will
resume when the refurbished Melkøya plant comes on line, expected in May 2022.

Equinor, Annual Report on Form 20-F 2021

Appalachian production to New York City and into Canada to the greater Toronto area. In addition, ENG has capacity contracts at the
Cove Point LNG re-gasification terminal.
Marketing and trading of liquids
MMP is responsible for the sale of Equinor’s and SDFI’s crude oil and NGL produced at the Norwegian Continental

Shelf, in addition
to the operation and commercial optimisation of the refineries and terminals. MMP also markets the equity volumes from the
Company´s assets located in the US, Brazil, Canada, Angola, Nigeria, Algeria, Azerbaijan

and the UK, as well as third-party volumes.
The value is maximised through marketing, physical and financial trading and through the optimisation of owned and leased capacity
such as refineries, processing, terminals, storages, pipelines, railcars and vessels.
The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Equinor is Northwest Europe.

Manufacturing
Equinor owns and operates the Mongstad refinery in Norway, including a combined heat and power plant (CHP). The refinery is a medium-sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is
supplied via the Mongstad Terminal DA linked to offshore fields through three crude oil pipelines, a pipeline for NGL’s connecting to Kollsnes and Sture (the Vestprosess

pipeline) and to Kollsnes by a gas pipeline. The CHP produces heat and power from gas received from Kollsnes and from the refinery.
It was designed with a generating capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat.
Equinor has decided to cease the operation and redesign a part of the CHP to a new heater for process heat planned to be
operational in the second quarter of 2022. The CHP will continue operation until the new heater comes into service.

Equinor holds an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. The operatorship of Vestprosess was transferred to Gassco as of 1 January 2018, with Equinor as the technical service provider.

Equinor Refining Denmark A/S owned a refinery and two terminals. The refinery processes about 5.5 million tonnes of crude oil,
condensate and feedstock per year. Total

capacity per day is 108.000 barrels. The product terminal in Kalundborg is located next to the refinery. The terminal in Hedehusene (close to Copenhagen) is supplied 100% via two pipelines, which are connected to the refinery. The pipelines are owned by Danish Central Oil Stockholding (FDO). The majority of the refined products are sold locally in
Denmark and Scandinavia. The legal transfer and sale of 100% of the shares of Equinor Refining

Denmark A/S to Klesch Group was
completed on 31 December 2021.

Equinor holds an ownership interest in the methanol plant at Tjeldbergodden (82%). The plant receives natural gas from fields in the
Norwegian Sea through the Haltenpipe pipeline. In addition, Equinor holds an ownership interest in the air separation
unit Tjeldbergodden Luftgassfabrikk DA (50.9%).

The following table shows the operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden. Refinery margins
increased in 2021 after the Covid-19 pandemic market collapse in 2020. The higher throughput for Mongstad in 2021 was mainly due
to increased utilisation rate as a result of higher margins in addition to better refinery performance. The increase in on stream factor at
Mongstad is due to few unplanned shutdowns and fewer planned shutdowns in 2021 than in

2020.
The lower throughput
for Tjeldbergodden in 2021 was mainly influenced by more unplanned shutdowns compared to

2020. Reduced on-stream factor and
utilisation rate compared to 2020 are influenced by higher number of days with shutdown for Tjeldbergodden.

In
addition, Tjeldbergodden had one planned shutdown in 2021.  On-stream factor in 2021 is higher than previous year, resulting in higher
throughput than last year.
Throughput
1)
Distillation capacity
2)
On stream factor %
3)
Utilisation rate %
4)
Refinery 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019
Mongstad 11.1 9.7 10.5 9.3 9.3 9.3 98.2 82.5 79.0 93.3 81.4 87.7
Kalundborg 4.9 4.5 5.0 5.4 5.4 5.4 99.0 92.1 98.0 83.0 84.4 85.4
5)
Tjeldbergodden 0.6 0.9 0.9 0.7 1.0 1.0 71.4 86.8 93.9 90.0 86.8 93.9
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

Equinor, Annual Report on Form 20-F 2021

4)
Composite utilisation rate for all processing units,

based on throughput and capacity (per

stream day).
5)

Equinor completed the sale of Kalundborg 31

December 2021.
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
Clean-up activities at and around the terminal were completed in 2021. Rebuild of the terminal is planned to commence in 2022.
Equinor UK holds an interest in the Aldbrough Gas Storage (Equinor 33.3%) in the UK, which is operated by SSE Hornsea Ltd.
Equinor Deutschland Storage GmbH holds an interest in the Etzel Gas Lager (Equinor 23.7%) in the northern part of Germany which
has a total of 19 caverns and secures the regularity for gas deliveries from the NCS.
Low-carbon solutions
●

Since 1996, Equinor had proven experience in
carbon capture and storage

(CCS) from the offshore oil and gas business and
has continued to develop competence through research engagement at Technology Centre Mongstad, the world’s largest facility for testing and improving CO
2

capture. Equinor will seek to deploy its competence and experience in other CCS projects, both to reduce carbon dioxide emissions from several sources and to drive new opportunities, including enhanced oil recovery
possibilities and carbon neutral value chains based on hydrogen.
● Northern Lights

(Equinor 33.33%, operator) Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of CO
2

from various onshore industries. The approved development will have an initial storage capacity of around 1.5 million tons CO
2

per year, scalable to around 5 million tons CO
2

per year. Capture and storage of CO
2

will contribute
to reaching the climate goal of the Paris agreement, and the project is part of Longship, the Norwegian authorities’ project for full-
scale carbon capture, transport and storage in Norway. The Norwegian government announced its funding decision for Northern
Lights in December 2020. The Northern Lights infrastructure will enable transport of CO
2

from industrial capture sites to a
terminal in Øygarden for intermediate storage, before transport by pipeline for permanent storage in a reservoir

2,600 metres
under the seabed. Equinor, Shell and Total made their conditional investment decision in May 2020. The three companies formed
a joint venture Northern Lights JV DA in March 2021, and the new company has assumed operatorship of the storage licence.
Longship was passed unanimously in the Norwegian Parliament (St prop 33/2020) on 21 January 2021, and the Northern

Lights
PDO was officially approved on 26 February 2021. A confirmation well was completed in 2020, and civil works began
at Øygarden in January 2021. A second well is drilled summer 2022. The project is expected to come on stream in 2024.

In March 2020, Northern Lights

completed drilling a confirmation well for CO
2

storage in exploration licence EL001 south of the Troll
field in the North

Sea. The well is intended for injection and storage of CO
₂ . To stimulate the development of future carbon capture
and storage projects, Equinor and its partners have shared the well data with external parties without charge.
In parallel with Northern Lights, Equinor is looking to provide CCS capacity in the UK in partnership with five other energy
companies. This partnership is called the Northern Endurance Partnership (NEP). The consortium is developing a CO
2

offshore
transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project (led by bp with Equinor as a partner) and Zero Carbon Humber project (led by Equinor) with the aim of decarbonising these industrial clusters. In 2020 Equinor
became a CO
2

storage licence holder for the Endurance in the Southern UK North Sea together with bp and NGV, and the NEP
partnership submitted a bid for funding further project development of the CO
2

transport and storage infrastructure through UK’s
government’s industrial decarbonisation challenge.
In July 2020, Equinor launched the Hydrogen 2 Humber (H2H) Saltend project

(part of Zero Carbon Humber) which aims to anchor
the low-carbon infrastructure in the area and a fuel switch in the Saltend chemical park. Established hydrogen pipelines will be
expanded across the Humber, transporting hydrogen for use by multiple industry and power customers.
Equinor and partners Air Liquide (operator) and BKK are developing a liquid hydrogen project in southwestern Norway to establish
a full value chain for decarbonising the maritime sector ( Liquid to hydrogen project LH2 ). In May 2020, the consortium with

Equinor, Annual Report on Form 20-F 2021

representatives from the whole value chain was established. Mongstad Industripark was chosen as the location for liquid hydrogen
production based on the opportunities for infrastructure synergies between existing and future plants in the area. This project is part of
the Equinor’s maritime climate strategy, which is well aligned with the political strategy set out by the Norwegian government for decarbonisation of the maritime sector.

Pipelines
Equinor is a significant shipper in the NCS gas pipeline system. Most of the gas pipelines on the NCS that are accessed by third-party
customers are owned by a single joint venture, Gassled (Equinor 5%), with regulated third-party access. The Gassled system is
operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian

State. See Gas sales and
transportation from the NCS in section 2.9 Corporate for further information.
Equinor is technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service
agreement between Equinor and Gassco AS, included as Exhibit 4(a)(i) to the Form 20-F. Equinor also performs the TSP role for the majority of the Gassco-operated gas pipeline infrastructure.
In addition, MMP manages Equinor’s ownership in the following pipelines in the Norwegian oil and gas transportation system:
The Grane oil pipeline (Equinor 23.5%), the Kvitebjørn oil pipeline (Equinor 39.6%), the Troll oil pipeline I and II (Equinor 30.6%), the
Edvard Grieg oil pipeline (Equinor 16.6%), the Utsira High gas pipeline (Equinor 24.9%), the Valemon rich gas pipeline (Equinor 66.8
%), the Haltenpipe pipeline (Equinor 19.1%), Norpipe gas pipeline (Equinor 5%), Vestprosess pipeline and processing plant (Equinor
34%) and Mongstad gas pipeline (Equinor 30.6%).

Equinor holds an interest in the Nyhamna gas processing plant (Equinor 30.1%) in Aukra via the

Nyhamna Joint Venture. The venture
is operated by Gassco.

The Polarled pipeline (Equinor 37.1%), operated by Gassco, connects fields in the Norwegian Sea with the Nyhamna gas processing
plant.

The Johan Sverdrup pipelines (owned by the Johan Sverdrup licence partners) export oil and gas from the Johan Sverdrup field. The
crude oil is exported from Johan Sverdrup to the Mongstad terminal through a 283 km, 36-inch pipeline. The gas is transported to the
gas processing facility at Kårstø through a 156 km long, 18-inch pipeline with a subsea connection to the Statpipe pipeline.

Equinor, Annual Report on Form 20-F 2021

2.7
Renewables (REN)
The Dudgeon

offshore

windfarm

off the

east coast

of the

UK.
Overview
In the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in
REN were reported in the segment Other. The change has its basis in the increased strategic importance of the renewable business
for Equinor and that the information is regarded useful for the readers of the financial statements.

Equinor aims to be a leader in the energy transition and is building a material position in renewable energy, focusing on offshore wind,
and integrated solutions for onshore renewables.
We are developing as a global offshore wind major, powering European homes with renewable electricity from offshore wind farms in the UK and Germany and building material clusters in the North Sea, the US East coast and in the Baltic Sea. In parallel, we are
actively positioning ourselves to access emerging markets globally. The core of Equinor’s renewable strategy is creating value from scale within established clusters and developing growth options in prioritised markets.

Equinor sees potential for floating offshore wind projects in Norway, Europe, the US and Asia and is accelerating the development of this technology to uphold its leading position. Floating wind is still at an early development phase compared to other renewable energy
sources. However, through technology improvements, increased scale and industrialisation, it represents the next wave of scalable renewables. Floating wind farms can capture higher winds, are more flexible on location and could be built in areas where there are
few alternatives due to limited onshore or nearshore acreage like outside large coastal cities.
Equinor is also gradually growing its presence in onshore renewables in selected power markets with increasing demand for solar,
wind and storage solutions as integrated parts of the energy system.
Key events in 2021 and early 2022:

Equinor, Annual Report on Form 20-F 2021

●

On 29 January, Equinor closed the transaction with bp to sell 50% of the non-operated interests in the
Empire Wind

and
Beacon
Wind

assets for a preliminary total consideration of USD 1.2 billion (after interim period adjustments),

resulting in a gain of USD
1.1 billion for the divested portion.
●

On 26 February, Equinor closed the transaction with Eni to sell a 10% equity interest in the
Dogger Bank Wind Farm A and B
assets in the UK for a total consideration of GBP 206.4 million (USD 285 million),

resulting in a gain of GBP 202.8 million (USD
280 million).
●

On 5 May, Equinor completed a transaction to acquire 100% of the shares in
Wento , a Polish onshore renewables developer,
from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD

117 million) after net cash
adjustments.
●

On 6 May, Equinor announced entry into a collaboration agreement with Vårgrønn to jointly apply for offshore wind acreage in
Norway for the Utsira North

area.
●

In May, Equinor completed the acquisition of a site at the port of Łeba to serve as the operations and maintenance (O&M)
base

for the Polish Baltic Sea offshore wind projects. The announcement makes Equinor the first developer to confirm an
offshore wind maintenance port in Poland together with the joint venture partner Polenergia.
●

The
Guañizuil IIA
solar power plant (Equinor 50%, operated by Scatec) in the Province of San Juan in the northwest of
Argentina started production in July.

●

In July, Equinor,

RES and Green Giraffe formed
Océole
, a partnership dedicated to developing floating offshore wind in France.

●

On 2 November, Equinor announced an agreement with Eni to sell a 10% interest in the
Dogger Bank Wind Farm C

project in
the UK. The transaction closed on 10 February 2022. Further, in December 2021, the owners of the wind farm development,
Equinor and SSE Renewables,

announced the financial close (reaching project financing) for Dogger Bank C.
●

On 17 November,

Equinor announced entry into a memorandum of understanding with Korea East-West Power (EWP)

to
cooperate on 3 GW of offshore wind projects in South Korea. Donghae and

Firefly

projects obtained the electric business
licence (EBL) from the South Korean authorities in 2021.
●

On 6 December, Equinor announced entry into an agreement with Noriker Power Limited, a leading battery storage developer in the United Kingdom focusing on the engineering and project development of utility scale storage and stability services. The
agreement includes the acquisition of a 45% stake in Noriker .
●

On 14 January 2022, Equinor and bp announced the finalisation of the Purchase and Sale Agreements

(PSAs) with the New
York State Energy Research and Development Authority (NYSERDA) for Empire Wind 2

and
Beacon Wind 1
.

Offshore wind
Assets in production
The Sheringham Shoal
offshore wind farm (Equinor 40%, operator) located off the coast of Norfolk, UK, has been in operation since
September 2012. The wind farm is in full production with 88 turbines and an installed capacity of

317 megawatts (MW). The wind
farm's annual production is approximately 1.1 terawatt hours (TWh).

The Dudgeon offshore wind farm (Equinor 35%, operator) lies in the Greater Wash area off the English east coast, a short distance from Sheringham Shoal. The wind farm has been in operation since November 2017, with an annual production of approximately 1.7
TWh from 67 turbines. The capital expenditure is financed through project finance. At year-end 2021, Equinor’s share of the project
financing debt for the project amounted to 0.5 billion USD.
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

Projects

under development
The Hywind Tampen floating offshore wind project is described in section 2.3 Exploration & Production Norway.
The Dogger Bank
wind farms (Equinor 40%, operated by SSE Renewables during the development phase. Equinor assumes
operatorship when the windfarms come on stream) are three 1,200 MW offshore wind farms, Dogger Bank A, B and C, being
developed 130 km off the coast of Yorkshire, UK. This is the world’s largest offshore wind farm development with a total planned capacity of 3,600 MW. All three

projects have been awarded a Contract for Difference (CfD), a government financial support mechanism providing the projects a long-term predictable revenue stream. Each project will require a total capital expenditure of
around GBP 3 billion, including the capex for the offshore transmission system. A state-of-the-art Operations and Maintenance

(O&M)
Base is under construction in the Port of Tyne.

Equinor, Annual Report on Form 20-F 2021

Final investment decision for Dogger Bank A and B was made in 2020. The third project,

Dogger Bank C, reached final investment
decision in November 2021. The capital expenditure is partially financed through project finance for all three projects.

At year-end
2021, Equinor’s share of the project financing debt for the three projects amounted to

1.2 billion USD. First power is expected in 2023
for Dogger Bank A, 2024 for Dogger Bank B and 2025 for Dogger Bank C.

Equinor and SSE have entered into an agreement to sell
10% each in Dogger Bank C to Eni. The transaction closed on 10 February 2022 and Equinor now holds a 40% interest

in all three
projects.

Early phase developments
Offshore wind

Equinor is developing the Empire Wind (Equinor 50%, operator) and Beacon Wind (Equinor 50%, operator) assets off the US east coast together with bp. The agreement with bp to sell 50% non-operated interests in these assets was closed on 29 January 2021.
The Empire Wind site extends 24-48 km (15-30 miles)

southeast of Long Island, spans 324 km
2

(80,000 acres), and covers water
depths between 20 and 40 metres (65 and 131 feet). Empire Wind's lease area could have the capacity to produce up to 2,000
megawatts of electricity, enough to power more than 1 million homes. Beacon Wind is located 65 km south of Cape Cod,
Massachusetts, and 110 km east of Long Island, New York, and is large enough to support one or several windfarms with a total capacity above 2,000 MW.
On 14 January 2022, Equinor and bp announced the finalisation of the Purchase and Sale Agreements

(PSAs)
with the New York
State Energy Research and
Development Authority (NYSERDA) for Empire Wind 2 and Beacon Wind 1. Equinor and bp will provide
generation capacity of 1,260 megawatts (MW) renewable offshore wind power from Empire Wind 2, and another

1,230 MW of power
from Beacon Wind 1 – adding to the existing commitment to provide New York with 816 MW of renewable power from Empire Wind 1
– totalling 3.3 gigawatts (GW) of power to the State. Empire Wind 1 is planned to be in operation in the mid 2020’s.
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

(Equinor 50%, operator).
Bałtyk II

and
III

have a combined
capacity of up to 1,440 MW and will supply more than 2 million households with electricity. They are located between 27 and 40 kilometres from shore in water depths of 20-40 meters. The final investment decisions are subject to obtaining necessary permits. The
Bałtyk I
project is located around 80 km from the shore on the border of the Polish exclusive economic zone and will have a capacity
of up to 1,560 MW. It holds location permits and grid connection conditions from the transmission system operator. During 2021,
Equinor and Polenergia’s Bałtyk II and Bałtyk III projects were awarded contracts for difference (CfD) under the first phase of Poland’s
offshore wind development scheme.
Onshore renewables
Assets in production
The Apodi

solar plant (Equinor 43.75%, operated by Scatec) is located in the municipality of Quixeré,

Ceará State in Brazil. The plant,
with an installed capacity of 162 MW, started commercial operations in November 2018. The capital expenditure is financed through project financing.
The Guanizul 2A

solar plant (Equinor 50%, operated by Scatec) is located in the San Juan region of Argentina.

The plant started
operations in July 2021 and has an installed capacity of 117 MW.
As of end 2021, Equinor ASA owns 20,776,200 shares in Scatec ASA , corresponding to 13.12% of the total shares and voting power in an integrated independent solar power producer. This financial investment is included in the Other Group reporting segment.

Equinor, Annual Report on Form 20-F 2021

Early phase development and project development
In 2021, Equinor acquired the Polish onshore renewables developer Wento, providing a strong platform for growth in onshore
renewables in the country. Wento develops and sells renewable energy projects. Two solar PV plant projects are currently under construction in Poland (120 MW) and commercial operations expected in 2022/2023.
In 2021, Equinor also acquired a 45% stake in Noriker Power Limited, a leading battery storage developer in the United Kingdom
focusing on the engineering and project development of utility scale storage and stability services.

Guanizul 2A solar plant in San Juan, Argentina.

Equinor, Annual Report on Form 20-F 2021

2.8
Other group
Overview
The Other reporting segment includes activities in Projects, Drilling and Procurement (PDP), the business area Technology, Digital &
Innovation (TDI) and corporate staffs and support functions. In addition, IFRS 16 lease contracts are presented within the Other
segment.
From the first quarter of 2021, REN (NES) is a separate reporting segment.
Effective 1 June 2021, Equinor made changes to the corporate structure. NES has been renamed to Renewables

(REN) and
continues as a business area, aiming to accelerate profitable growth within renewables. Research & Technology is part of the new business area Technology,

Digital & Innovation, while Projects, Drilling & Procurement (PDP) make up another business area. Global
Strategy & Business Development (GSB) is no longer a separate business area, and its tasks are covered by other corporate units.
Corporate staffs and support functions
Corporate staffs and support functions comprise the non-operating activities supporting Equinor, and include head office and central functions that provide business support such as finance and control, corporate communication, safety, audit, legal services and people and leadership.
Effective 1 June 2021, the corporate finance organisation includes units for strategy, mergers and acquisitions and business development. Safety, security and sustainability has been established as a new functional area.
Technology,

Digital & Innovation (TDI)
Intending to strengthen the development of technologies, digital solutions and innovation, Equinor has gathered the activities in a new
business area, Technology,

Digital & Innovation (TDI) since June 2021. Technology development is part of the new TDI.
TDI brings together research, technology development, specialist advisory services, digitisation, IT, improvement, innovation, ventures and future business to one technology powerhouse. TDI is accountable for safe and efficient development and operation of their
assets; and for providing expertise, projects and products across the company.

Equinor, Annual Report on Form 20-F 2021

Digital twin being used in daily operations of Johan Sverdrup.
Projects, Drilling and Procurement (PDP)
The Projects, Drilling and Procurement business area is responsible for field development, well deliveries and procurement in Equinor.
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

Equinor, Annual Report on Form 20-F 2021

2.9
Corporate
Applicable laws and regulations
Equinor operates in around 30 countries and is exposed and committed to compliance with numerous laws and regulations globally.
This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and
in particular in the countries of Equinor’s core activities.
For further information about the jurisdictions in which Equinor operates, see sections

2.2 Business overview and 2.13 Risk review.
Further, see chapter 3 Governance for information about the domicile and legal form of Equinor, including the current articles of association, information on listing on the Oslo Børs and New York Stock Exchange (NYSE) and corporate governance.
Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:
●

Corporate income tax regimes; and
●

Production sharing agreements (PSAs)
Equinor is also subject to a wide variety of health, safety and environmental (HSE) laws and regulations concerning its products,
operations and activities. Relevant laws and regulations include jurisdiction specific laws and regulations, international regulations,
conventions or treaties, as well as EU directives and regulations.
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

Equinor, Annual Report on Form 20-F 2021

The Storting’s role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first, when the Norwegian
State acts in its capacity as majority owner of Equinor shares and, second, when the Norwegian State acts in its capacity as regulator:
●

The Norwegian State’s shareholding in Equinor is managed by the Ministry of Trade, Industry and Fisheries. The Ministry will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in
certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a
certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute
the Norwegian State’s holding, or if such issuance would require a capital contribution from the Norwegian State in excess of
government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent
Equinor from raising additional capital in this manner and could adversely affect Equinor’s ability to pursue business
opportunities. For more information about the Norwegian State’s ownership, see Risks related to state ownership in section 2.13
Risk review, chapter 3 Governance, and Major shareholders in section 5.1 Shareholder information.

●

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
years.
The terms of the production licences are decided by the MPE. Production licences are awarded to group of companies forming a joint
venture at the MPE’s discretion. The members of the joint venture are jointly and severally liable to the Norwegian State for obligations
arising from petroleum operations carried out under the licence. The MPE decides the form of the joint operating agreements and
accounting agreements.
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
If important public interests are at stake, the Norwegian State may instruct the operators on the

NCS to reduce the production of
petroleum. An example of this occurred in 2020, when the Norwegian State in May imposed a reduction in oil production for the rest of
the year, due to the Covid-19 pandemic that led to a lower demand for oil and gas. The reduction in production was distributed
between all fields on a pro rata basis.
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

Equinor, Annual Report on Form 20-F 2021

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
For further information, see section 2.6 Marketing, Midstream & Processing (MMP).
The Norwegian State's participation
In 1985, the Norwegian State established the State’s direct financial interest (SDFI) through which the Norwegian State has direct
participating interests in licences and petroleum facilities on the NCS. As a result, the Norwegian State holds interests in a number of
licences and petroleum facilities in which Equinor also holds interests. Petoro AS, a company wholly owned by the Norwegian State,
was formed in 2001 to manage the SDFI assets.
The Norwegian State has a coordinated ownership strategy aimed at maximising the aggregate value of its ownership interests in
Equinor and the Norwegian State’s oil and gas. This is reflected in the Owner’s Instruction described below, which contains a general
requirement that, Equinor, in its activities on the NCS, take account of these ownership interests in decisions that may affect the execution of this marketing arrangement.
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

Norwegian State
and Equinor.
The Norwegian State may at any time utilise its position as majority shareholder of Equinor to withdraw or amend the Owner’s
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
regulations.
In the US, hydrocarbon interests are considered a private property right. In areas owned by the US government, that means that the
government owns the minerals in its capacity as landowner. The federal government, and each tribal and state government, establishes the terms of its own leases, including the length of time of the lease,

the royalty rate, and other terms. The vast majority of
onshore minerals, including hydrocarbons, in every state in which Equinor has onshore interests, belong to private individuals.
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

Equinor, Annual Report on Form 20-F 2021

operator satisfies other obligations specified in the agreement, the lease typically continues beyond the primary term (Held by
Production). Leases typically involve paying the lessor both a signing bonus based on the number of leased acres and a royalty
payment based on the production.
Each state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These state
agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to
Equinor’s US onshore activities include: (a) Pennsylvania Department of Environmental

Protection’s Office of Oil and Gas
Management, (b) Ohio Department of Natural Resources, Division of Oil and Gas, and (c) West Virginia Department of

Environmental
Protection. In addition, some state utility departments handle pipeline transportation within state boundaries, and each state also has
its own department regulating environmental, health, and safety issues arising from oil and gas operations.
Brazil
In Brazil, licences are mainly awarded according to a concession regime or a production sharing regime (the latter specifically for
areas within the pre-salt polygon area or strategic areas) by the Federal Government. All state-owned and private oil companies may
participate in the bidding rounds provided they follow the bidding rules and meet the qualification criteria. The tender protocol issued
for each bidding round contains the draft of the concession agreement or the production sharing agreement that the winners must
adhere to without the possibility of negotiating its terms, i.e., all the agreements signed under a certain bidding round contain the
same general provisions and only differ in the particular items presented in the offers. There is no restriction on foreign participation,
provided that the foreign investor incorporates a company under the Brazilian law for signing the agreement and complies with the
requirements established by the Brazilian National Agency of Petroleum, Natural Gas and Biofuels

(ANP).
The current criteria for the evaluation of bidding offers under the concession regime are: (a) signature bonus;

and (b) minimum
exploration program. However, in past bidding rounds the participants also had to offer a local content percentage as a firm commitment. Companies can bid individually or in consortium always observing the qualification criteria for operator and non-
operators.
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

S.A. (PPSA), a Brazilian state-
owned company, which is responsible for managing the production sharing agreement and selling the production allocated to the
Government under the profit oil. PPSA appoints 50% of the members of the operating committee,

including the chairperson, in
addition to certain veto rights and casting vote.
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
In order to perform the exploration and exploitation of oil and gas reserves, the companies must obtain an environmental license
granted by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), which,

together with ANP, is
responsible for the safety and environmental regulations regarding upstream activities.
HSE regulation relevant for the Norwegian upstream oil and gas activities in Norway
Equinor’s oil and gas operations in Norway must be conducted in compliance with a reasonable standard of care, taking into
consideration the safety of workers, the environment and the economic values represented by installations and vessels. The
Petroleum Act specifically requires that petroleum operations be carried out in such a manner that a high level of safety is maintained
and developed in step with technological developments. Equinor is also required at all times to have a plan to deal with emergency
situations in Equinor’s petroleum operations. During an emergency, the Norwegian Ministry of Labour and Social Inclusion/Norwegian
Ministry of Transport/Norwegian Coastal Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the licensees’ account.

Equinor, Annual Report on Form 20-F 2021

Liability for pollution damage
The Norwegian Petroleum Act imposes strict liability for pollution damage regardless of fault. Accordingly, as a holder of licences on the NCS, Equinor is subject to statutory strict liability under the Petroleum Act as a result of pollution caused by spills or discharges of
petroleum from petroleum facilities in any of Equinor’s licences.
A claim against the license holders for compensation relating to pollution damage shall initially be directed to the operator, which in
accordance with the terms of the joint operating agreement, will distribute the claim to the other licensees in accordance with their
participating interest in the licences.
Discharge permits
Emissions and discharges from Norwegian petroleum activities are regulated through several acts,

including the Petroleum Act, the
CO
2

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
Regulations on reduction of carbon emissions and CO
2

storage
Equinor’s operations in Norway are subject to emissions taxes as well as emissions allowances granted for Equinor’s larger European
operations under the emissions trading scheme. The agreed strengthening of the EU’s emission trading scheme may result in a
significant reduction in the total emissions from relevant energy and industry installations, which include Equinor’s installations at the
NCS. The price of emissions allowances has increased significantly and is expected to increase further towards 2030.
The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission
society in Norway in 2050. This act may influence our activities through plans and actions implemented to achieve these targets and
reference is made to the Climate Plan 2021-2030 launched 8 January 2021 by the Norwegian

Government for achievement of at least
50% and towards 55% reduction in GHG emissions in 2030 compared to 1990 levels. The plan states that the carbon cost for offshore
oil & gas production in Norway will increase to 2000 NOK/t CO
2

towards 2030.
The EU directive 2009/31/EU on storage of CO
2

is implemented in the Pollution Control Act and the Petroleum Act and in regulations adopted under the Petroleum Act. The CO
2

capture and storage at Equinor’s Sleipner and Snøhvit fields as well as the Northern
Lights project are governed by these regulations. More storage locations are currently being applied for.
HSE regulation of upstream oil and gas activities in the US
Equinor’s upstream activities in the US are heavily regulated at multiple levels, including federal,

state, and local municipal regulation.
Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor’s assets in Ohio, Pennsylvania
and West Virginia), and activities in the US Gulf of Mexico.
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

Enforcement (BSEE) regulates all

Equinor, Annual Report on Form 20-F 2021

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
Equinor continually monitors regulatory and legislative changes at all levels and engages in the stakeholder process through trade
associations and direct comments to suggested regulatory and legislative regimes, to ensure that its operations remain in compliance
with all applicable laws and regulations. In particular, BSEE drilling and production regulations were extensively revised in response to the 2010 Deepwater Horizon blowout and oil spill. The revised regulatory regime includes requirements for enhanced well design,
improved blowout preventer design, testing and maintenance, and an increased number of trained inspectors. The Biden
Administration is expected to review and revise these regulations, and Equinor is engaged with relevant governmental and industry
stakeholders to ensure that Equinor’s operations remain in compliance.
HSE regulation of upstream oil and gas activities in Brazil
Equinor’s oil and gas operations in Brazil must be conducted in compliance with a reasonable standard of care, taking into
consideration the safety and health of workers and the environment. The Brazilian Petroleum Law

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
The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the
implementation of the project and compliance measures to mitigate and control environment impact. Equinor is subject to fines and
even licence suspension and/or cancellation in case of non-compliance with such conditions.
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
pollutants into the water.
Regulations on reduction of carbon emissions
Although Equinor’s operations in Brazil are not subject to emissions taxes (CO
2

limit) yet, there are initiatives within the Brazilian
congress for the establishment of a carbon market. At this point it is unclear if and when these initiatives will be turned into law.
The CONAMA Regulation No. 382/06 regulates air emissions limits for pollutant gases (e.g. NOx) from all fixed sources that have total
power consumption higher than 100MW.
Gas flares must be authorised by the ANP under ANP Resolution No. 806/2020, which also sets out cases in which ANP authorisation
is not necessary.
The Brazilian government signed the Paris Agreement in 2015. During COP26, Brazil updated its ambition to reduce its greenhouse
gas emissions by 37% until 2025 and 50% until 2030, compared to 2005 levels. Because of the desire to boost the economy and an
expected growing energy demand, the focus on emissions reduction is on improved control of Forests and Land Use and for that
Brazil continue to adhere to the Forest for Deal agreement, committing to take actions to reduce illegal deforestation until 2030. The
country also adheres to the Global Methane Pledge.

Equinor, Annual Report on Form 20-F 2021

To meet the growing energy demand challenge, the Brazilian government has indicated acceptance for an increase in total emissions in the short term from the industrial and power generation sectors, although the efficiency in power generation and usage will certainly
be an important part of the Brazilian government’s future approach to the issue.
Regulatory framework for renewable energy operations
Equinor’s renewables positions currently mainly consist of offshore wind farms in operation and development in the UK, the state of
New York and Poland.

In these jurisdictions the legislation is structured around a lease where permission to develop is granted following a series of approvals relating largely to environmental and social impact assessments. The government separately auctions
a subsidized power purchase price either through renewable offtake certificates or contracts for difference. In both cases, Equinor

and
its partners take the risk for developing, constructing and operating the wind farms within a fixed timeframe.
Norwegian continental shelf.

Equinor, Annual Report on Form 20-F 2021

Taxation

of Equinor
Norway
Equinor’s profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate
income tax. The standard corporate income tax rate is 22%. In addition, a special petroleum tax is levied on profits from petroleum
production and pipeline transportation on the NCS. The special petroleum tax rate is

56%. The special petroleum tax rate is applied to
relevant income in addition to the standard income tax rate, resulting in a 78% marginal tax rate.

For further information, see note 10
Income taxes to the Consolidated financial statements.
In June 2020, the Norwegian Parliament enacted temporary targeted changes to Norway’s petroleum tax system for investments
incurred in 2020 and 2021 and beyond 2021 for certain projects. The changes were effective from 1 January 2020 and provide companies with an immediate tax deduction in the special petroleum tax (56% rate) instead of tax depreciation over six years. In
addition, the tax uplift, which has been increased from 20.8% to 24%, will be allowed in the first year instead of over four years. Tax
depreciation towards the corporate tax rate (22% tax rate) will continue to be over six years. See also note 10 Income taxes to the
Consolidated financial statements.

On 3 September 2021, the Norwegian Ministry of Finance circulated a consultation paper for a cashflow-based petroleum tax system
for the special tax of 56%. The combined tax rate of 78% is maintained and the temporary 2020-rules are upheld for qualified future
investments. Investments that are not covered by the temporary 2020-rules will be 100% deductible in the special tax base, but with
no right for uplift. The corporate tax of 22% is deductible in the special tax base and the special tax rate is increased to 71.8% to
maintain the marginal tax rate of 78%. Tax treatment of future investment costs in the ordinary tax base (22%) will continue to be depreciated over six years. The new rules are proposed to be implemented from 1 January 2022. The deadline for consultation on the
proposal was 3 December 2021 and the new Government, which has expressed support to the main content of the proposal, will now
draft a bill to the parliament (Storting).
Equinor’s international petroleum activities are subject to tax pursuant to local legislation.
US
Equinor’s operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction
taxes levied by the federal, state and local tax authorities, and to royalties payable to federal,

state and local authorities and, in some
cases, private landowners. The federal corporate income tax rate in the US is 21%. The current administration is proposing several
major legislative changes to the US tax code, including the imposition of a 15% minimum tax on corporate book income for
corporations with profits over USD 1 billion, effective for tax years beginning after 31 December 2022.
Brazil
Regardless of the applicable regime for oil and gas activities, corporate income tax and social contribution are levied on taxable
income at a combined rate of 34%. A simplified tax regime with a lower effective tax rate is available for activities with gross revenues
below a threshold of 78 million Brazilian reais per year. In addition, there are several indirect taxes but exports are exempt. There is a
Bill of Law aiming to establish a tax on export of crude oil expected to be voted in 2022.
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

Equinor, Annual Report on Form 20-F 2021

Subsidiaries and properties
Significant subsidiaries
The following table shows significant subsidiaries and significant equity accounted companies within the Equinor group as of

31 December 2021.
Significant subsidiaries and significant equity

accounted
companies
Name in %
Country of
incorporation Name in %
Country of
incorporation
Danske Commodities A/S 100 Denmark Equinor Natural Gas LLC 100 USA
Equinor Angola Block 15 AS 100 Norway Equinor New Energy AS 100 Norway
Equinor Angola Block 17 AS 100 Norway Equinor Nigeria Energy Company Ltd. 100 Nigeria
Equinor Angola Block 31 AS 100 Norway Equinor Refining Norway AS 100 Norway
Equinor Apsheron AS 100 Norway Equinor Russia AS 1 100 Norway
Equinor Argentina AS 100 Norway Equinor Russia Holding AS
1
100 Norway
Equinor Brasil Energia Ltda. 100 Brazil Equinor UK Ltd. (Group) 100 United Kingdom
Equinor BTC (Group) 100 Norway Equinor US Holding Inc. (Group) 100 USA
Equinor Canada Ltd. (Group) 100 Canada Equinor Ventures AS 100 Norway
Equinor Danmark (Group) 100 Denmark Equinor Wind US LLC 100 USA
Equinor Dezassete AS 100 Norway Statholding AS (Group) 100 Norway
Equinor Energy AS 100 Norway Statoil Kharyaga AS
1
100 Norway
Equinor Energy do Brasil Ltda. 100 Brazil Equinor Wind Power AS 100 Norway
Equinor Energy International AS 100 Norway AngaraOil LLC 1, 2 49 Russia
Equinor Energy Ireland Ltd. 100 Ireland
AWE-Arkona-Windpark Entwicklungs-
GmbH
2
25 Germany
Equinor Holding Netherlands BV 100 Netherlands Bandurria Sur Investment SA
2
50 Argentina
Equinor In Amenas AS 100 Norway Hywind (Scotland) Ltd. 2 75 United Kingdom
Equinor In Salah AS 100 Norway SCIRA Offshore Energy Ltd. 2 40 United Kingdom
Equinor Insurance AS 100 Norway SevKomNeftegas LLC 2 33 Russia
Equinor International Netherlands BV 100 Netherlands
1) In February 2022, Equinor announced its

intention to exit its business activities in Russia.

See note 27 Subsequent events to the consolidated
financial statements.
2) Equity accounted entities.
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
For a description of significant reserves and sources of oil and natural gas, see Proved oil and gas reserves in section 2.10
Operational performance and section 4.2 Supplementary oil and gas information (unaudited) later in this report. For a description of
operational refineries, terminals and processing plants, see section 2.6 Marketing, Midstream &

Processing (MMP).
For more information, see note 11 Property, plant and equipment to the Consolidated financial statements.
Related party transactions
See note 25 Related parties to the Consolidated financial statements. See also chapter 3 Governance in section

3.4 Equal treatment
of shareholders and transactions with close associates.

Equinor, Annual Report on Form 20-F 2021

Insurance
Equinor maintains insurance coverage that includes coverage for physical damage to its properties,

third-party liability, workers'
compensation and employers' liability, general liability, sudden pollution and other coverage. See also section 2.13 Risk review under
Risk factors.

Equinor, Annual Report on Form 20-F 2021

2.10
Operational performance
Proved oil and gas reserves
Proved oil and gas reserves were estimated to be 5,356 million boe at year end 2021, compared to 5,260 million boe at the end of
2020.
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
Proved reserves can also be added or subtracted through the acquisition or divestment of assets or due to other factors outside
management control.
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
In Norway, the UK and Ireland, Equinor recognises reserves as proved when a development plan is submitted, as there is reasonable certainty that such a plan will be approved by the regulatory authorities. Outside these territories,

reserves are generally booked as
proved when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore fields in the USA
are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are
scheduled to be drilled within five years.
Approximately 85% of Equinor’s proved reserves are located in OECD countries. Norway is by far the most important contributor in
this category, followed by USA and Canada. Of Equinor's total proved reserves, 6% are related to PSAs in non-OECD countries such

Equinor, Annual Report on Form 20-F 2021

as Angola, Algeria, Azerbaijan, Brazil, Libya, Nigeria and Russia
9
. Other non-OECD reserves are related to concessions in Argentina,
Brazil and Russia 1 , representing all together 9% of Equinor's total proved reserves.
9

Equinor’s intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway
by 88 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Changes in proved reserves in 2021
The total volume of proved reserves increased by 96 million boe in 2021.
Change in proved reserves
For the year ended 31 December
(million boe) 2021 2020 2019
Revisions and improved recovery (IOR) 596 (171) 327
Extensions and discoveries 306 131 253
Purchase of petroleum-in-place - 6 72
Sales of petroleum-in-place (96) - (125)
Total reserve additions 806 (34) 527
Production (710) (710) (698)
Net change in proved reserves 96 (744) (171)
Revisions and IOR
Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by net 596 million boe in 2021. This is the net result of 746 million boe in positive revisions and increased recovery and 150 million boe in
negative revisions. Many producing fields had positive revisions due to better performance, new drilling targets and improved recovery
measures, as well as reduced uncertainty due to further drilling and production experience. The positive revisions also included a
direct effect of higher commodity prices, increasing the proved reserves by approximately 275 million boe through increased economic
lifetime on several fields. The negative revisions were related to lower entitlement volumes from several fields with PSAs, and to
unforeseen events and operational challenges resulting in reduced production potential on some fields.
Extensions and discoveries
A total of 306 million boe of new proved reserves were added through extensions and discoveries. The Bacalhau field in Brazil is the
main contributor in this category and is included in the proved reserves for the first time. In addition,

this category includes extensions
of proved areas through drilling of new wells in previously undrilled areas in the onshore plays in the US and in Argentina, and at fields
in Norway and UK.
Purchase and sale of reserves
There were no purchase of proved reserves in 2021.
A total of 96 million boe of sale of reserves in place are related to divestment of our Bakken assets in the US and the Terra Nova field
offshore Canada.
Production

Equinor, Annual Report on Form 20-F 2021

The 2021 entitlement production was 710 million boe, unchanged from 2020.

Equinor, Annual Report on Form 20-F 2021

Aasta Hansteen spar platform, Norwegian Sea.

Development of reserves

In 2021, 881 million boe were matured from proved undeveloped to proved developed reserves. Production start of the Troll Phase 3
project and the Martin Linge field added more than 600 million boe to the proved developed reserves. Continued drilling in the
Appalachian basin in the US and in the Oseberg, Johan Sverdrup, and Snorre

fields in Norway increased the proved developed
reserves by 180 million boe during 2021. The remaining 100 million boe of the matured volume is related to a wide range of activities
on assets world-wide. The positive revisions of both proved developed reserves of

471 million boe and proved undeveloped reserves
of 125 million boe are related to the increased commodity prices, increasing economic lifetime at some fields, as well as higher activity
levels.
Undeveloped extensions and discoveries of 269 million boe are dominated by the onshore assets in the

Appalachian basin and in
Argentina, together with the Bacalhau field in Brazil and the Johan Castberg field in Norway.
In 2020, 250 million boe were matured from proved undeveloped to proved developed reserves. Continued

drilling in the Appalachian
basin in the US and in the Johan Sverdrup, Ærfugl and Oseberg fields in Norway, increased the proved developed reserves by

200
million boe during 2020. The remaining 50 million boe of the matured volume was related to a wide range of activities on assets world-
wide. The negative revision of proved undeveloped reserves of 131 million boe was both related to the reduced commodity prices,
decreasing economic lifetime at some fields, as well as reduced activity levels and operational challenges This resulted in a reduction
of proved undeveloped reserves, particularly in the onshore assets in the US, in fields in Brazil and in the UK.
In 2019, 426 million boe were matured from proved undeveloped to proved developed reserves. Start of production from the Johan
Sverdrup, Trestakk and Utgard fields in Norway and in the UK, increased the proved developed reserves by 305 million boe. The
remaining 121 million boe of the matured volume was related to activities on developed assets in several countries. Sanctioning of the
North Komsomolskoye field development in Russia 10 , and extension of the proved areas in our onshore assets in the US, were the main reasons for the 188 million boe of proved undeveloped reserves added as extensions and discoveries. The net positive revisions
of 149 million boe were the result of several smaller revisions on most fields in our portfolio.
Over the last five years, Equinor has matured 2,406 million boe of proved undeveloped reserves to proved developed reserves.
10

Equinor’s intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding
Norway by 88 million boe. See note 27 Subsequent events to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Development of proved reserves
2021 2020 2019
(million boe)
Total
proved
reserves Developed Undeveloped
Total
proved
reserves Developed Undeveloped
Total
proved
reserves Developed Undeveloped
At 1 January 5,260 3,222 2,038 6,004 3,679 2,325 6,175 3,733 2,442
Revisions and improved
recovery 596 471 125 (171) (40) (131) 327 178 149
Extensions and discoveries 306 37 269 131 37 94 253 65 188
Purchase of reserves-in-place - - - 6 6 0 72 15 57
Sales of reserves-in-place (96) (83) (13) - - - (125) (40) (85)
Production (710) (710) - (710) (710) - (698) (698) -
Moved from undeveloped to
developed - 881 (881) - 250 (250) - 426 (426)
At 31 December 5,356 3,818 1,538 5,260 3,222 2,038 6,004 3,679 2,325
Proved developed and undeveloped reserves
As of 31 December 2021
Oil and
condensate NGL Natural gas
Total oil and
gas
(mmboe) (mmboe) (mmmcf) (mmboe)
Developed
Norway 702 160 11,145 2,847
Eurasia excluding Norway 68 0 94 85
Africa 104 12 145 141
USA 161 37 1,845 527
Americas excluding USA 215 - 14 217
Total developed proved reserves 1,249 209 13,244 3,818
Undeveloped
Norway 594 42 1,667 934
Eurasia excluding Norway 109 - 59 119
Africa 13 2 17 18
USA 56 8 387 133
Americas excluding USA 334 - 5 335
Total undeveloped proved reserves 1,105 52 2,136 1,538
Total proved reserves 2,355 261 15,381 5,356

Equinor, Annual Report on Form 20-F 2021

Johan Castberg FPSO being prepared for the voyage from Singapore to Stord, 8 February 2022.

As of 31 December 2021, the total proved undeveloped reserves amounted to 1,538 million boe, 61% of which are related to fields in
Norway. The Johan Sverdrup and Snøhvit fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are Bacalhau and Peregrino in Brazil, North Komsomolskoye in Russia 11 , the Appalachian
basin and Vito in the US, Mariner in the UK, and ACG in Azerbaijan. All these fields are either producing or will start production within the next three years.
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

2020. First oil occurred in 2021. The Johan
Castberg field was originally planned to start production in 2022, four years after the field development was sanctioned. This is now
delayed to 2024.
For our onshore assets, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.
In 2021, Equinor incurred USD 7.0 billion in development costs relating to assets carrying proved reserves, of which USD 6.0 billion
was related to proved undeveloped reserves.
Additional information about proved oil and gas reserves is provided in section 4.2 Supplementary oil and gas information (unaudited).
Reserves replacement
The reserves replacement ratio is defined as the net amount of proved reserves added divided by produced volumes in any given
period. The table below presents the changes in reserves for each category relating to the reserve replacement ratio for the years
2021, 2020 and 2019.
The 2021 reserves replacement ratio was 113%

and the corresponding three-year average was 61%.
The reserves replacement ratio excluding equity accounted entities was 115% in 2021.
The organic reserves replacement ratio, excluding sales and purchases, was 127% in 2021 compared to negative 6% in 2020. The
organic average three-year replacement ratio was 68% at the end of 2021.
For additional information regarding proved reserves changes and the reliability of proved reserves estimates, see the sections 4.2
Supplementary oil and gas information and 2.13 Risk review, respectively.

11
Equinor’s intention to exit its business activities in Russia is expected to reduce the total proved undeveloped reserves in Eurasia
excluding Norway by 54 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Reserves replacement ratio
For the year ended 31 December
2021 2020 2019
Annual 113% (5%) 75%
Three-year-average 61% 95% 147%
Proved reserves by region
Proved reserves in Norway
A total of 3,781 million boe was recognised as proved reserves in 58 fields and field development projects on the Norwegian
continental shelf (NCS), representing 71% of Equinor's total proved reserves. Of these, 53 fields and field areas are currently in
production, 41 12

of which are operated by Equinor.
Production experience, further drilling and improved recovery on many of Equinor’s producing fields in Norway contributed with
positive revisions of 465 million boe in 2021. Negative revisions totalled 42 million boe and were related to operational challenges.
The higher commodity prices increased the proved reserves in Norway by 144 million boe (2.2%).
Inclusion of new segments to several fields contributed to extensions and discoveries which totalled

19 million boe in 2021.
Of total proved reserves on the NCS, 2,847 million boe (75%) are proved developed reserves. Of the total proved reserves in this
area, 60% are gas reserves related to large gas fields such as Troll, Oseberg, Snøhvit, Ormen Lange, Aasta Hansteen, Martin

Linge,
Tyrihans and Visund, and 40% are liquid reserves.
Proved reserves in Eurasia, excluding Norway
Equinor has proved reserves of 204 million boe related to seven fields in Russia 13 , Azerbaijan, United Kingdom and Ireland. Net
negative revisions related mainly to operational challenges on fields in the UK and in Russia 1 reduced the proved reserves in this area
by 23 million boe. Eurasia excluding Norway represents 4% of Equinor's total proved reserves.

All fields in this area are now
producing. Of the proved reserves in Eurasia, 85 million boe (42%) are proved developed reserves.
Of the total proved reserves in this area, 87% are liquid reserves and 13% are gas reserves.
12

Fields carrying proved reserves at year-end 2021, whereas

the number of fields with production during

the year referred to in section 2.3
E&P Norway may be different depending on how

production is allocated and reported
13
Equinor’s intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding
Norway by 88 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Proved reserves in Africa
Equinor recognised proved reserves of 159 million boe in producing assets in the West and North African countries

Angola, Algeria,
Nigeria and Libya. Africa represents 3% of Equinor's total proved reserves. Angola and Algeria are the primary contributors to the
proved reserves in this area. Most of the fields in Africa are mature and on decline. Net positive revisions increased the proved
reserves by 13 million boe, mainly related to positive reservoir performance.
For information related to the Agbami redetermination process and the dispute between the Nigerian

National Petroleum Corporation
and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production

Sharing Contract (PSC), see
note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of this
redetermination on the proved reserves, which is estimated to be immaterial, is not yet included.
Of the total proved reserves in Africa, 141 million boe, or 89%, are proved developed reserves. Of the total proved reserves in this
area, 82% are liquid reserves and 18% are gas reserves.
Proved reserves USA
In the US, Equinor has proved reserves equal to 660 million boe in assets in the Gulf of Mexico as well as in onshore tight reservoirs.
Vito, which was sanctioned in 2019, is the only field in this area that is not yet producing.
The proved reserves in the US were subject to a net positive revision of 78 million boe in 2021, mainly due to increased commodity
prices and activity levels.
New wells extending the proved areas in the US onshore assets, added a total of 61 million boe in the extensions and discoveries
category.

Equinor, Annual Report on Form 20-F 2021

The divestment of our interests in the Bakken field in the USA in 2021 resulted in a reduction of proved reserves of 89 million boe.
Of the total proved reserves in the US at year-end 2021, 527 million boe or 80% are proved developed reserves. Liquid reserves are
40% and gas reserves are 60%.
Proved reserves in the US now represent 12% of total proved reserves in Equinor.
Proved reserves in the Americas excluding USA
In the Americas excluding USA, Equinor has proved reserves equal to 552 million boe in a total of seven fields. Three fields are
located offshore Canada, three offshore Brazil, and one field onshore in Argentina. Six of these are producing.
Our interests in the Terra Nova field in Canada were divested during 2021 resulting in a reduction of 6 million boe.
Revisions of the proved reserves in this area are positive increasing the proved reserves by a net volume of 63 million boe. This is
related to continued drilling and increased commodity prices,

resulting in longer economic lifetime of fields.
Sanctioning of the Bacalhau field, offshore Brazil, and activities in new areas in Bandurria Sur in Argentina added a total of

224 million
boe to the extensions and discoveries category.
Of the total proved reserves in the Americas excluding USA, 217 million boe, or 39% are proved developed reserves. Less than 1% of
the proved reserves in this area are gas reserves.

Equinor, Annual Report on Form 20-F 2021

Preparation of reserves estimates
Equinor's annual reporting process for proved reserves is coordinated by a central corporate reserves management

(CRM) team
consisting of qualified professionals in geosciences, reservoir and production technology and financial evaluation. The team has an
average of more than 25 years' experience in the oil and gas industry. CRM reports to the senior vice president of accounting and financial compliance in the Chief financial officer organisation and is independent of the exploration and production business areas. All
the reserves estimates have been prepared by Equinor's technical staff.
Although the CRM team reviews the information centrally, each asset team is responsible for ensuring compliance with the requirements of the SEC and Equinor's corporate standards. Information about proved oil and gas reserves,

standardised measures
of discounted net cash flows related to proved oil and gas reserves and other information related to proved oil and gas reserves, is
collected from the local asset teams and checked by CRM for consistency and conformity with applicable standards. The final
numbers for each asset are quality-controlled and approved by the responsible asset managers,

before aggregation to the required
reporting level by CRM.
The person with primary responsibility for overseeing the preparation of the reserves estimates is the manager of the CRM team. The
person who currently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's
degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 36 years'
experience in the oil and gas industry, 35 of them with Equinor. She is a member of the Society of Petroleum Engineering (SPE) and of the Technical Advisory Group to the UNECE Expert Group on Resource Management (EGRM).
DeGolyer and MacNaughton report
Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Equinor’s

proved
reserves as of 31 December 2021 using data provided by Equinor. The evaluation accounts for 100% of Equinor's proved reserves including equity accounted entities. The aggregated net proved reserves estimates prepared by

DeGolyer and MacNaughton do not
differ materially from those prepared by Equinor when compared on the basis of net equivalent barrels.
A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iv).
Net proved reserves
Oil and
condensate NGL/LPG Natural gas Oil equivalent
At 31 December 2021 (mmboe) (mmboe) (mmmcf) (mmboe)
Estimated by Equinor 2,355 261 15,381 5,356
Estimated by DeGolyer and MacNaughton 2,451 283 15,449 5,487

Equinor, Annual Report on Form 20-F 2021

Operational statistics
Total

developed and undeveloped oil and gas acreage, in which Equinor had interests at 31 December

2021, are presented in the
table below.
Developed and undeveloped oil and gas acreage
At 31 December 2021 (in thousands of acres) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Developed acreage

- gross 1) 953 187 834 357 311 2,643
- net 2) 373 77 265 88 67 871
Undeveloped acreage

- gross 1) 15,072 21,289 7,027 1,517 33,724 78,630
- net
2)
6,765 9,831 2,123 637 14,321 33,676
1) A gross value reflects the acreage in which Equinor

has a working interest.
2) The net value corresponds to the sum of

the fractional working interests owned by

Equinor in the same acreage.
Equinor’s largest concentrations of net developed acreage in Norway are in the Troll, Oseberg, Skarv Unit, Snøhvit, Ormen Lange and
Johan Sverdrup fields. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations
of net developed acreage. In the Americas, the Appalachian basin assets in the US have the largest net developed acreage.
The largest concentration of net undeveloped acreage is in Russia 14 in Eurasia,

which represents 25% of Equinor’s total net
undeveloped acreage, followed by Norway and Argentina.

The largest net undeveloped acreage in the Americas, is in Argentina, Canada and Colombia.
At 31 December 2021, Equinor no longer holds acreage in Australia, Nicaragua, South Africa and Uruguay.

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
14

In February 2022, Equinor announced its intention

to exit its business activities in Russia. See note

27 Subsequent event to the
Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Productive oil and gas wells
The number of gross and net productive oil and gas wells, in which Equinor had interests at 31 December 2021, is shown in the table
below.

The gross number of oil wells has decreased from last year mainly due to the sale of Bakken onshore assets in the US. The gross and
net number of gas wells has increased from last year mainly due to continued drilling at the Appalachian basin onshore assets in the
US.
The total gross number of productive wells as of end 2021 includes 415 oil wells and 12 gas wells with multiple completions or wells
with more than one branch.
Number of productive oil and gas wells
At 31 December 2021 Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Oil wells - gross 1) 963 296 432 75 198 1,964
- net 2) 321.2 69.9 66.3 23.9 56.3 537.7
Gas wells - gross 1) 215 6 113 2,266 - 2,600
- net 2) 93.5 2.2 43.4 442.0 - 581.1
1) A gross value reflects the number of wells

in which Equinor owns a working interest.
2) The net value corresponds to the sum of the

fractional working interests owned by Equinor

in the same gross wells.

Equinor, Annual Report on Form 20-F 2021

Net productive and dry oil and gas wells drilled
The following tables show the number of net productive and dry exploratory and development oil and gas wells completed or
abandoned by Equinor over the past three years. Productive wells include exploratory wells in which hydrocarbons were discovered,
and where drilling or completion has been suspended pending further evaluation. A dry well is a well found to be incapable of
producing sufficient quantities to justify completion as an oil or gas well. Dry development wells are mainly injector wells but does also
include drilled and permanently abandoned wells.
Number of net productive and dry oil and gas wells drilled 1) Norway
Eurasia

excluding
Norway Africa USA
Americas
excluding
USA Total
Year 2021
Net productive and dry exploratory wells drilled 7.4 0.5 - - 0.6 8.5
- Net dry exploratory wells 4.0 0.5 - - 0.6 5.0
- Net productive exploratory wells 3.5 - - - - 3.5
Net productive and dry development wells drilled 38.8 26.6 2.0 19.7 8.5 95.6
- Net dry development wells 8.3 8.6 0.4 - 0.4 17.8
- Net productive development wells 30.5 18.0 1.5 19.7 8.1 77.8
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

Equinor, Annual Report on Form 20-F 2021

Exploratory and development drilling in process
The following table shows the number of exploratory and development oil and gas wells in the process of being drilled,

or drilled but
not yet put on stream by Equinor at 31 December 2021.
Number of wells in progress
At 31 December 2021 Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Development wells - gross 1) 37 18 16 23 12 106
- net 2) 16.7 6.2 3.7 6.7 3.9 37.2
Exploratory wells - gross 1) 4 - - 1 6 11
- net 2) 1.7 - - 0.5 3.0 5.2
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
Equinor’s and SDFI's delivery commitments under bilateral agreements for the calendar years

2022, 2023, 2024

and 2025 expressed
as the sum of expected gas off-take, are equal to 45.7, 32.5, 21.3 and 16.4 bcm, respectively. The number of bilateral agreements is steadily declining as our customers are increasingly requesting more and more short-term contracts and higher volumes are traded on
the spot market.
Equinor’s currently developed gas reserves on the NCS are more than sufficient to meet our share of these commitments for the next
four years.
Any remaining volumes after covering our delivery commitments under the bilateral agreements, will be sold by trading activities at the
hubs.
Production volumes and prices
The business overview is presented based on our segment's operations as of 31 December 2021, whereas certain disclosures on oil
and gas reserves are based on geographical areas as required by the SEC. For further information about extractive activities, see
sections 2.3 E&P Norway, 2.4 E&P International and 2.5 E&P USA.
Equinor prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area,
as required by the SEC. The geographical areas are defined by country and continent. These are Norway, Eurasia excluding Norway,
Africa, the US and the Americas excluding US.
For further information about disclosures concerning oil and gas reserves and certain other supplemental disclosures based on
geographical areas as required by the SEC, see section 4.2 Supplementary oil and gas information

(unaudited).

Equinor, Annual Report on Form 20-F 2021

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
section 5.7 Terms and abbreviations.
Entitlement production
Consolidated companies Equity accounted
Total
Norway
Eurasia
excluding
Norway Africa US
Americas
excluding
US Subtotal Norway
Eurasia
excluding
Norway
Americas
excluding
US Subtotal
Oil and Condensate (mmboe)
2021 200 15 32 37 19 303 - 5 2 7 310
2020 193 15 39 48 25 320 - 1 1 2 322
2019 151 9 47 54 36 296 3 1 - 4 300
NGL (mmboe)
2021 38 0 3 9 - 49 - - - - 49
2020 40 0 3 11 - 54 - - - - 54
2019 41 - 3 12 - 57 - - - - 57
Natural gas (mmmcf)
2021 1,500 20 41 396 8 1,966 - 3 1 5 1,971
2020 1,425 26 42 373 9 1,874 - 3 1 3 1,878
2019 1,447 31 57 363 9 1,907 2 4 - 6 1,913
Combined oil, condensate, NGL and gas (mmboe)
2021 505 18 42 117 20 703 - 6 2 8 710
2020 486 20 49 126 26 708 - 2 1 3 710
2019 450 15 60 131 38 693 3 1 - 5 698
The Troll field in Norway is the only field containing more than 15% of total proved reserves based on barrels of oil equivalent.

Troll entitlement production 2021 2020 2019
Troll field 1)
Oil and Condensate (mmboe) 8 9 12
NGL (mmboe) 2 2 2
Natural gas (mmmcf) 403 378 341
Combined oil, condensate, NGL and gas (mmboe) 82 79 74
1) Troll is included in the Norway region.

Equinor, Annual Report on Form 20-F 2021

Operational data
The following table presents operational data for 2021, 2020 and 2019.
For the year ended 31 December
Operational data 2021 2020 2019 21-20 change 20-19 change
Prices
Average Brent oil price (USD/bbl) 70.7 41.7 64.3 70% (35%)
E&P Norway average liquids price (USD/bbl) 67.6 37.4 57.4 81% (35%)
E&P International average liquids price (USD/bbl) 67.6 38.1 59.1 77% (36%)
E&P USA average liquids price (USD/bbl) 58.3 31.3 48.4 86% (35%)
Group average liquids price (USD/bbl) 66.3 36.5 56.0 82% (35%)
Group average liquids price (NOK/bbl) 570 343 493 66% (30%)
E&P Norway average internal gas price (USD/mmbtu) 14.43 2.26 4.46 >100% (49%)
E&P USA average internal gas price (USD/mmbtu)

2.89 1.32 2.17 >100% (39%)
Average invoiced gas prices - Europe (USD/mmbtu) 14.60 3.58 5.79 >100% (38%)
Average invoiced gas prices - North America (USD/mmbtu)

3.22 1.72 2.43 87% (29%)
Refining reference margin (USD/bbl)

4.0 1.5 4.1 >100% (64%)
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 643 630 535 2% 18%
E&P International entitlement liquids production 207 236 267 (12%) (12%)
E&P USA entitlement liquids production 128 163 181 (22%) (10%)
Group entitlement liquids production 978 1,029 983 (5%) 5%
E&P Norway entitlement gas production 721 685 700 5% (2%)
E&P International entitlement gas production 40 42 50 (6%) (17%)
E&P USA entitlement gas production 193 181 178 6% 2%
Group entitlement gas production 954 908 928 5% (2%)
Total entitlement liquids and gas production 1,931 1,938 1,911 (0%) 1%
Equity production (mboe per day)
E&P Norway equity liquids production 643 630 535 2% 18%
E&P International equity liquids production 291 303 354 (4%) (14%)
E&P USA equity liquids production 142 187 210 (24%) (11%)
Group equity liquids production 1,076 1,120 1,099 (4%) 2%
E&P Norway equity gas production 721 685 700 5% (2%)
E&P International equity gas production 51 49 62 5% (21%)
E&P USA equity gas production 231 216 213 7% 1%
Group equity gas production 1,003 950 975 6% (3%)
Total equity liquids and gas production 2,079 2,070 2,074 0% (0%)
Liftings (mboe per day)
Liquids liftings 980 1,050 994 (7%) 6%
Gas liftings 989 941 962 5% (2%)
Total liquids and gas liftings 1,969 1,991 1,955 (1%) 2%
Production cost (USD/boe)
Production cost entitlement volumes 5.8 5.1 5.8 14% (12%)
Production cost equity volumes

5.4 4.8 5.3 13% (11%)
REN equity power generation
Equity power generation (GWh) 1,562 1,662 1,754 (6%) (5%)

Equinor, Annual Report on Form 20-F 2021

Sales prices
The following table presents realised sales prices.
Realised sales prices Norway
Eurasia
excluding
Norway Africa Americas
Year ended 31 December 2021
Average sales price oil and condensate in USD per bbl 70.0 67.0 71.0 65.7
Average sales price NGL in USD per bbl 52.5 51.8 48.9 29.5
Average sales price natural gas in USD per mmBtu 14.6 15.4 6.9 3.2
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

Equinor, Annual Report on Form 20-F 2021

Sales volumes
Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and marketing of third-party volumes.

In addition to
Equinor’s own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in
production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see section 2.9
Corporate under SDFI oil and gas marketing and sale.
The following table shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

For the year ended 31 December
Sales Volumes 2021 2020 2019
Equinor 1)
Crude oil (mmbbls) 2) 358 384 363
Natural gas (bcm) 57.4 54.8 55.8
Combined oil and gas (mmboe) 719 729 714
Third-party volumes 3)
Crude oil (mmbbls) 2) 286 318 325
Natural gas (bcm) 7.0 8.1 7.3
Combined oil and gas (mmboe) 330 369 371
SDFI assets owned by the Norwegian State 4)
Crude oil (mmbbls)
2)
143 132 122
Natural gas (bcm) 41.7 38.4 38.0
Combined oil and gas (mmboe) 406 374 360
Total
Crude oil (mmbbls)
2)
787 835 809
Natural gas (bcm) 106.2 101.3 101.0
Combined oil and gas (mmboe) 1,455 1,472 1,445
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

Equinor, Annual Report on Form 20-F 2021

2. 11
Financial review
A discussion of financial performance of the group in respect of 2019 may be found in our Annual

Report on Form 20-F for the year
ended 31 December 2020, filed with the SEC on 19 March 2021.
Group financial performance
The Group’s financial results in 2021 were largely affected by the significant increase in gas and liquid prices. Average invoiced gas prices for Europe and North America were up over 100% and 87% respectively, and average liquids prices were up 82%. Net impairments and exploration expenses were lower in 2021. Equinor delivered an entitlement production of 1,931 mboe per day, a
minor decrease from 2020. Net income was positive USD 8.6 billion, up from negative USD 5.5 billion in 2020.
Total equity liquids and gas production

was 2,079 mboe and 2,070 mboe per day in 2021 and 2020, respectively. The minor increase in total equity production was mainly due to new fields on stream on the NCS and higher gas outtake, partially offset by the
divestment of an unconventional US onshore asset in the second quarter of 2021,

expected natural decline and the continued
shutdown of Hammerfest LNG plant.
Total entitlement liquids and gas production

was 1,931 mboe per day in 2021 compared to 1,938 mboe in 2020. The production was influenced by the factors mentioned above in addition to lower entitlements from production sharing agreements (PSA) and lower
US royalty volumes. The combined effect of PSA and US royalties was 148 mboe and 133 mboe per day in

2021 and 2020,
respectively.
Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to
differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.
Condensed income statement under IFRS For the year ended 31 December
(in USD million) 2021 2020 Change
Revenues 88,744 45,753 94%
Net income/(loss) from equity accounted investments 259 53 >100%
Other income 1,921 12 >100%
Total revenues and other income 90,924 45,818 98%
Purchases [net of inventory variation] (35,160) (20,986) 68%
Operating, selling, general and administrative expenses (9,378) (9,537) (2%)
Depreciation, amortisation and net impairment losses (11,719) (15,235) (23%)
Exploration expenses (1,004) (3,483) (71%)
Net operating income/(loss) 33,663 (3,423) N/A
Net financial items (2,080) (836) >(100%)
Income/(loss) before tax 31,583 (4,259) N/A
Income tax (23,007) (1,237) >100%
Net income/(loss) 8,576 (5,496) N/A

Equinor, Annual Report on Form 20-F 2021

Total revenues and other income

amounted to USD 90,924 million in 2021 compared to USD 45,818 million in 2020.
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
For additional information regarding sales, see the Sales volume table in section 2.10 above in this report.
Revenues

were USD 88,744 million in 2021, up 94% compared to 2020. The increase was mainly due to significantly higher average
prices for all products. Higher entitlement gas production added to the increase, partially offset by decreased entitlement liquids
production and a reduction in sales of third party gas.
Net income from equity accounted investments

was USD 259 million in 2021, up from USD 53 million in 2020 mainly due to increase in net income from Angara Oil. For further information, see note 13 Equity accounted investments to the Consolidated
financial statements.
Other income

was USD 1,921 million in 2021 compared to USD 12 million in 2020. In 2021,

other income was positively impacted by
gain from divestment in Beacon and Empire Wind and Dogger Bank, Snøhvit insurance proceeds and gain from effects related to the
sale of shares in an Equinor refinery. In 2020, other income was positively impacted by gain on sale of assets mainly related to
Kvitebjørn pipeline and minor joint venture assets.
Due of the factors explained above, total revenue and other income was up by 98% in 2021.
Purchases [net of inventory variation]

include the cost of liquids purchased from the Norwegian State, which is pursuant to the
Owner's instruction, and the cost of liquids and gas purchased from third parties. See SDFI oil and gas marketing and sale in section
2.9 Corporate for more details. Purchases [net of inventory

variation] amounted to USD 35,160 million in 2021 compared to USD
20,986 million in 2020. The 68% increase in 2021 was mainly due to significantly higher average prices for gas and liquids, partially
offset by decreased third party sales of gas.
Operating, selling, general and administrative expenses

amounted to USD 9,378 million in 2021 compared to USD 9,537 million in
2020. The 2% decrease from 2020 to 2021 was mainly due to lower transportation costs on liquids due to lower volumes and lower
freight rates. The decrease was partially offset by the NOK/USD exchange rate development, increased operation and maintenance activities in addition to increased royalties in the E&P International segment.
Depreciation, amortisation and net impairment losses amounted to USD 11,719 million compared to USD 15,235 million in 2020.
The 23% decrease was mainly due to lower net impairments primarily related to increased price assumptions in addition to the effect
on depreciation of upward revision of reserves. The NOK/USD exchange rate development,

investments and ramp-up of new fields
especially on the NCS offset the decrease.
Included in the total for 2021 was net impairments of USD 1,287 million, mainly related to negative reserve updates of an oil producing
asset in Europe and increased cost estimates related to CO
2

emissions for Mongstad refinery, partially offset by upwards revisions of reserves estimates on assets on Norwegian continental shelf and price assumptions.
Included in the total for 2020 were net impairments of USD 5,720 million, the majority of which related to decreased price assumptions
in addition to downward reserves revisions. Other elements were reduced refinery margin estimates,

increased cost estimates in
addition to reduced volume-estimates from processing and change to fair value less cost of disposal valuation in relation to a sales
transaction.
For further information, see note 4 Segments and note 11 Property, plant and equipment to the Consolidated financial statements.
Exploration expenses
For the year ended 31 December
(in USD million) 2021 2020 Change
Exploration expenditures 1,027 1,371 (25%)
Expensed, previously capitalised exploration expenditures 19 1,169 (98%)
Capitalised share of current period's exploration

activity
(194) (394) (51%)
Net impairments / (reversals) 152 1,337 (89%)

Equinor, Annual Report on Form 20-F 2021

Total exploration expenses 1,004 3,483 (71%)
In 2021, exploration expenses were USD 1,004 million, a 71% decrease compared to USD 3,483 million in 2020.
The 71% decrease in exploration expenses in 2021 is mainly due to lower impairments of exploration prospects and signature
bonuses, write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020, lower drilling costs compared to 2020 and previously expensed wells being recapitalised due to related projects being matured in 2021. The
decrease was partially offset by a lower portion of exploration expenditure being capitalised in 2021 and higher field development and
seismic costs compared to 2020.
In 2021, there was exploration activity in 31 wells compared to 46 wells in 2020. 21 wells were completed with 8 commercial
discoveries in 2021 compared to 34 wells completed with 16 commercial discoveries in 2020.
Net operating income

was positive USD 33,663 million in 2021 compared to negative USD 3,423 million in 2020. As with the
development in revenues and costs discussed above, the increase in 2021 was primarily driven by higher gas and liquid prices and
lower net impairments.
Net financial items

amounted to negative USD 2,080 million in 2021 compared to negative USD 836 million in

2020. The negative
development of USD 1,244 million was mainly due to negative fair value development on non-current financial derivatives of USD 708
million in 2021, compared to positive fair value developments of USD 448 million in 2020. The negative fair value development in
2021 was mainly a result of an upward shift in both short term and long term interest rates.
Income taxes

were USD 23,007 million in 2021, equivalent to an effective positive tax rate of 72.8%, compared to USD 1,237 million
in 2020, equivalent to an effective negative tax rate of 29.0%. The effective tax rate in 2021 was primarily influenced by high share of
operating income from the NCS with higher than average effective tax rate and losses recognised in countries with lower than average
effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency. For further information, see note 10 Income taxes to the Consolidated financial statements.
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
In 2021, net income

was positive USD 8,576 million compared to negative USD 5,496 million in 2020.
The significant increase in 2021 was mainly a result of the increase in net operating income partially offset by the negative change in
net financial items and by higher income taxes, as explained above.
The board of directors proposes to the AGM a cash dividend of USD 0.20 per share for the fourth quarter of 2021 and to introduce an
extraordinary quarterly cash dividend of USD 0.20 per share for the fourth quarter of 2021 and for the first three

quarters of 2022.
The annual ordinary dividends

for 2021 amounted to an aggregate total of USD 2,939
million. Considering the proposed dividend,
USD 5,223 million will be allocated to retained earnings in the parent company.
For 2020, annual ordinary dividends amounted to an aggregated total of USD 1,331 million.
For further information, see note 18 Shareholders’ equity and dividends to the Consolidated financial statements.
In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on
which the financial statements have been prepared, is appropriate.
Balance sheet information:

The sum of equity accounted investments and non-current segment assets was USD 71,213 million for
the year ending 31 December 2021, compared to USD 78,919 million for the year ending 31 December

2020.

Equinor, Annual Report on Form 20-F 2021

Segments financial performance
E&P Norway profit and loss analysis
Net operating income

in 2021 was USD 30,471 million, compared to USD 3,097 million in 2020. The USD

27,375 million increase
from 2020 to 2021 was primarily driven by higher gas transfer price and liquids price.
Balance sheet information:

The sum of equity accounted investments and non-current segment assets was USD 35,304 million for
the year ended 31 December 2021, compared to USD 37,735 million for the year ended

31 December 2020.
The average daily production of liquids and gas

was 1,364 mboe per day in 2021 and 1,315 mboe per day in 2020.
The increase
was mainly due to the ramp-up of Johan Sverdrup and Martin Linge, a higher flexible gas outtake from Oseberg and Troll and new
wells on Snorre and Skarv, partially offset by shutdown at Snøhvit and natural decline.
Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences
between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

Equinor, Annual Report on Form 20-F 2021

E&P Norway - condensed income statement under

IFRS
For the year ended 31 December
(in USD million) 2021 2020 Change
Revenues 38,696 11,890 >100%
Other income 546 5 >100%
Total revenues and other income 39,241 11,895 >100%
Operating, selling, general and administrative expenses (3,729) (2,829) 32%
Depreciation, amortisation and net impairment losses (4,678) (5,546) (16%)
Exploration expenses (363) (423) (14%)
Net operating income/(loss) 30,471 3,097 >100%
Total revenues and other income were USD 39,241 million in 2021 and USD 11,895 million in 2020. The 230% increase in revenue in 2021 was mainly due to higher gas transfer price and liquids price.
Other income

was mainly impacted by insurance settlement related to the incident in 2020 on Melkøya of

USD 392 million in 2021. In
2020, other income was impacted by gain from the sale of an exploration asset of USD 3 million.
Operating expenses and selling, general and administrative expenses were USD 3,729 million in 2021, compared to USD 2,829
million in 2020. The increase was mainly due to the NOK/USD exchange rate development,

higher Gassled removal costs and ramp-
up of new fields. Higher environmental taxes, increased maintenance and higher electricity prices added to the increase.
Depreciation, amortisation and net impairment

losses were USD 4,678 million in 2021, compared to USD 5,546 million in

2020.
The decrease was mainly due reversal of impairments. The NOK/USD exchange rate development,

ramp-up of new fields,
investments, higher field specific production, decreased proved reserves on several fields and increased depreciation of the asset
retirement obligation (ARO) assets partially offset the decrease.
Exploration expenses

were USD 363 million in 2021, compared to USD 423 million in

2020. The reduction from 2020 to 2021 was
primarily due to previously expensed wells being recapitalised due to related projects being matured,

partially offset by higher field
development and seismic costs. In 2021 there was exploration activity in 21 wells with 18 wells completed, compared to activity in 23
wells with 20 wells completed in 2020.
E&P International profit and loss analysis
Net operating income
in 2021 was positive USD 326 million, compared to negative USD 3,565 million in 2020. The increase from
2020 to 2021 was primarily due to higher liquids and gas prices, and the write down of previously capitalised well costs of USD 982
million related to the Tanzania LNG project in 2020. Lower depreciations, higher result from associated companies, and lower impairment losses in 2021 added to the increase.
Balance sheet information:

The sum of equity accounted investments and non-current segment assets was USD 16,775 million for
the year ended 31 December 2021, compared to USD 18,961 million for the year ended 31 December

2020.
The average daily equity liquids and gas production

was 342 mboe per day in 2021, compared to 352 mboe per day in 2020. The decrease of 3% from 2020 to 2021 was driven by natural decline, primarily at mature fields in Angola,

production halt on Peregrino in
Brazil due to repairs, partially offset by higher field specific production in Russia 15 .
The average daily entitlement liquids and gas production

was 246 mboe per day in 2021, compared to 278 mboe per day in

2020.
The 11% decrease from 2020 to 2021 was due to lower equity production as described above, and higher effect from PSAs primarily driven by higher prices. The net effect of PSAs was 96 mboe per day in 2021 and 74 mboe per day in 2020.
Over time, the volumes lifted and sold will equal to our entitlement production, but they may be higher or lower in any period due to
differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.
For more information about equity and entitlement production see section 5.7 Terms and abbreviations.
15

In February 2022, Equinor announced its intention to exit its business activities in Russia.

See note 27 Subsequent events to the
Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

E&P International - condensed income statement under

IFRS
For the year ended 31 December
(in USD million) 2021 2020 21-20 change
Revenues 5,338 3,636 47%
Net income/(loss) from equity accounted investments 214 (146) N/A
Other income 5 (2) N/A
Total revenues and other income 5,558 3,489 59%
Purchases [net of inventory] (58) (72) (19%)
Operating, selling, general and administrative expenses (1,466) (1,439) 2%
Depreciation, amortisation and net impairment losses (3,257) (3,471) (6%)
Exploration expenses (451) (2,071) (78%)
Net operating income/(loss) 326 (3,565) N/A
E&P International generated total revenues and other income of USD 5,558 million in 2021, compared to USD 3,489 million in
2020.
Revenues

in 2021 increased primarily due to higher realised liquids and gas prices, partially offset by lower entitlement production.
Net income/(loss)

from equity accounted investments

was positive USD 214 million in 2021, compared to negative USD 146 million in 2020. The increase from 2020 to 2021 was primarily related to associated companies in Russia and Argentina. In 2020, the
result included the expensing of well commitments in offshore Russia in connection with the purchase of shares in the KrasGeoNac
limited liability company (renamed to AngaraOil limited liability company in 2021) 16 .
Other income

was positive USD 5 million in 2021, compared to negative USD 2 million in

2020. In 2021, other income was mainly
related to a gain from the sale of an asset in Canada. In 2020, other income was mainly related to a settlement connected to the sale
of an asset in UK.
As a result of the factors explained above, total revenues and other income increased by 59% in 2021.
Operating, selling, general and administrative expenses were USD 1,466 million in 2021, compared to USD 1,439 million in 2020.
The 2% increase from 2020 to 2021 was mainly due to higher royalties and production fees driven by higher prices.
Depreciation, amortisation and net impairment losses were USD 3,257 million in 2021, compared to USD 3,471 million in 2020.
The 6% decrease from 2020 to 2021 was primarily caused by lower depreciation expenses due to increased reserve estimates, lower
entitlement production from mature fields and reduced asset retirement obligation estimates,

partially offset by increased investments
and field specific production.
Net impairment losses increased from USD 1,426 million in 2020 to USD 1,587 million in 2021, with impairments of conventional
assets in the Europe and Asia area caused by reduced reserve estimates as the largest contributors in 2021. In 2020, impairments of
conventional assets in the Europe and Asia area were the main contributors, mainly caused by decreased short-term price
assumptions and reduced reserve estimates.
Exploration expenses
were USD 451 million in 2021, compared to USD 2,071 million in

2020.

The decrease from 2020 to 2021 was
primarily due to write down of previously capitalised well costs of USD 982 million related to the

Tanzania LNG project in 2020 and
lower impairments of exploration prospects and signature bonuses amounting to USD

101 million in 2021 compared to USD 508
million in 2020, in addition to lower drilling and other cost. The decrease was partially offset by a lower portion of exploration expenditure being capitalised in 2021.
In 2021 there was exploration activity in nine wells with three wells completed, compared to 18 wells with 11 wells completed in 2020.
E&P USA profit and loss analysis
Net operating income
in 2021 was positive USD 1,150 million, compared to negative USD 3,512 million in 2020. The increase from
2020 to 2021 was mainly due to higher liquids and gas prices in addition to lower net impairments in 2021.
16
In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the
Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Net impairment losses in 2021 amounted to USD 112 million relating to the US offshore leaseholds, changes to commodity prices assumptions, reduced reservoir performance and reduced fair value related to an asset held for sale in the first quarter of 2021. Net
impairment losses in 2020 amounted to USD 2,758 million, with impairments of unconventional onshore assets in North America as
the largest contributors caused by decreased long-term price assumptions, changed operational plans for certain assets and a
reduced fair value for one asset.
Balance sheet information:

The sum of equity accounted investments and non-current segment assets was USD 11,406 million for the year ended 31 December 2021, compared to USD 12,586 million for the year ended

31 December 2020.
The average daily equity liquids and gas production

was 373 mboe per day in 2021, compared to 403 mboe per day in 2020. The decrease of 7% from 2020 to 2021 was mainly driven by the divestment of Bakken in the second quarter of 2021 partially offset by
higher production from the Appalachian unconventional onshore asset.
The average daily entitlement liquids and gas production

was 321 mboe per day in 2021, compared to 345 mboe per day in

2020.
Entitlement production decreased by 7% from 2020 to 2021 due to lower equity production as described above offset by lower US
royalties driven by the Bakken divestment. The effect of US royalties was 52 mboe per day in 2021 and 58 mboe per day in 2020.
For more information about equity and entitlement production see section 5.7 Terms and abbreviations .
E&P USA - condensed income statement under

IFRS
For the year ended 31 December
(in USD million) 2021 2020 21-20 change
Revenues 4,149 2,615 59%
Net income/(loss) from equity accounted investments 0 0 0%
Total revenues and other income 4,149 2,615 59%
Operating, selling, general and administrative expenses (1,076) (1,313) (18%)
Depreciation, amortisation and net impairment losses (1,733) (3,824) (55%)
Exploration expenses (190) (990) (81%)
Net operating income/(loss) 1,150 (3,512) N/A
E&P USA generated total revenues and other income of USD 4,149 million in 2021, compared to USD 2,615 million in 2020.
Revenues
were USD 4,149 million in 2021, compared to USD 2,615 million in 2020. The

59% increase from 2020 to 2021 was mainly
due to higher realised liquids and gas prices, partially offset by the effects of the Bakken divestment in second quarter 2021. Equinor closed the Bakken transaction on 26 April 2021.
Net income/(loss) from equity accounted investments

was zero in 2021 and 2020.
Operating, selling, general and administrative expenses
were USD 1,076 million in 2021, compared to USD 1,313 million in

2020.
The 18% decrease from 2020 to 2021 was mainly due to the Bakken divestment in the second quarter of 2021 and reduced manning.
Depreciation, amortisation and net impairment losses
were USD 1,733 million in 2021, compared to USD 3,824 million in

2020.
The 55% decrease from 2020 to 2021 was primarily due to lower ordinary depreciation cost due to an asset classified as held for sale
at year end 2020 and lower net impairments.
Exploration expenses
were USD 190 million in 2021, compared to USD 990 million in

2020. The decrease from 2020 to 2021 was
primarily due to lower net impairments of exploration prospects and signature bonuses in 2021 of USD

44 million compared with USD
822 million in 2020, and lower drilling expenditures compared to 2020. The decrease was partially offset by increased field
development cost due to increased activity compared to 2020.
In 2021, there was exploration activity in one well with no wells completed, compared to five wells with three wells completed in 2020.

Equinor, Annual Report on Form 20-F 2021

MMP profit and loss analysis
Net operating income

was USD 1,141 million in 2021 compared to USD 359 million in 2020, an increase of 218%. The increase was
mainly due to significant positive impact from gas derivatives, higher results from liquids trading,

lower impairments and improved
processing margins, partially offset by the continued outage at the Hammerfest LNG plant due to shutdown.
Net operating income was negatively impacted by impairments of USD 718 million related to refinery assets. Operational storage
effects of USD 231 million and other income of 167 million related to disposal of refinery asset partially offset the decrease. In 2020, net operating income was negatively impacted by impairments of USD 1,060 million mostly related to refinery assets and higher
provisions of USD 245 million. Inventory hedging effects of USD 224 million and operating storage effects of USD

127 million added to
decrease.
Balance sheet information:

The sum of equity-accounted investments and non-current segment assets was USD

3,133 million for
the year ended 31 December 2021, compared to USD 4,460 million for the year ended 31 December

2020.
The total natural gas sales volumes were 61.0 bcm in 2021, increased by 1.8 bcm compared to total volumes for

2020. The increase
in the NCS equity gas volumes was partially offset by a decrease in third party gas. The following chart does not include any volumes
sold on behalf of the Norwegian State's direct financial interest (SDFI).
In 2021, the average invoiced natural gas sales price in Europe was USD 14.60 per mmBtu, up 308% from USD 3.58 per mmBtu in
2020. The 2020 average invoiced natural gas price in Europe was down 38% from 2019 (USD

5.79 per mmBtu).

In 2021, the average invoiced natural gas sales price in North America was USD 3.22 mmBtu, up

87% from USD 1.72 mmBtu in 2020.
The 2020 average invoiced natural gas sales price in North Americas was down 29% from

2019 (USD 2.43 mmBtu).

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields’ lifting point at a market-
based internal price with deduction for the cost of bringing the gas from the field to the market and a marketing fee element. Our NCS
transfer price for gas was USD 14.43 per mmBtu in 2021, an increase of 537% compared to USD

2.26 per mmBtu in 2020. The 2020
NCS transfer price was down 49% from 2019 (USD 4.46 per mmBtu).

The average crude, condensate and NGL sales were 2.1 mmbbl per day in 2021 of which approximately

0.90 mmbbl were sales of
our equity volumes, 0.78 mmbbl were sales of third party volumes and 0.39 mmbbl were sales of volumes purchased from SDFI. Our
average sales volumes were 2.2 mmbbl per day in 2020 and 2.1 mmbbl per day in 2019. The average daily third-party sales volumes
were 0.87 and 0.89 mmbbl in 2020 and 2019.

Equinor, Annual Report on Form 20-F 2021

MMP’s refining margins were higher for Mongstad and Kalundborg in 2021 compared to 2020. Equinor's refining reference margin was 4.0 USD/bbl in 2021, compared to 1.5 USD/bbl in 2020, an increase of more than

100% due to recovery of the market in the
second half of 2021 after Covid-19 led to very low product demand in 2020.
MMP - condensed income statement under IFRS
For the year ended 31 December
(in USD million) 2021 2020 Change
Revenues 87,179 44,906 94%
Net income/(loss) from equity accounted investments 22 31 (30%)
Other income 168 9 >100%
Total revenues and other income 87,368 44,945 94%
Purchases [net of inventory] (80,873) (38,072) >100%
Operating, selling, general and administrative expenses (4,276) (5,060) (16%)
Depreciation, amortisation and net impairment losses (1,079) (1,453) (26%)
Net operating income/(loss) 1,141 359 >100%
Total revenues and other income

were USD 87,368 million in 2021, compared to USD 44,945 million in 2020.
The increase in revenues

from 2020 to 2021 was mainly due to significant positive impact from commodity derivatives, higher results
from liquids and improved processing margins, partially offset by the outage of Hammerfest LNG plant.
Other income

increased in 2021 due to sale of an asset.

As a result of the factors explained above, total revenues and other income increased by 94% from 2020 to 2021.
Purchases [net of inventory]

were USD 80,873 million in 2021, compared to USD 38,072 million in 2020. The increase from 2020 to
2021 was mainly due to higher prices for both gas and liquids, partially offset by lower volumes for liquids.

Operating expenses and selling, general and administrative expenses were USD 4,276 million in 2021, compared to USD 5,060
million in 2020. The decrease from 2020 to 2021 was mainly due to significant lower transportation costs due to weak freight market in
addition to lower volumes. Higher costs at operating plants partially offset the decrease.

Depreciation, amortisation and net impairment losses

were USD 1,079 million in 2021, compared to USD 1,453 million in

2020.
The decrease was mainly due to lower impairments in 2021 compared to 2020.

Equinor, Annual Report on Form 20-F 2021

Renewables profit and loss analysis
Net operating income

was positive USD 1,245 million in 2021 compared to negative USD 35 million in 2020. The increase was
mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Higher net income from equity
accounted investments related to assets in production added to the increase. Lower net income from equity accounted investments
related to assets under development (where project costs are expensed) in addition to increased business development costs driven
by higher activity level in the US, the UK and in Asia partially offset the increase.
Balance sheet information:

The sum of equity accounted investments and non-current segment assets was USD

1,262 million at 31
December 2021, compared to USD 1,020 million for the year ended 31 December

2020.
Power generation (Equinor share)
was 1,562 GWh in the full year of 2021, compared to 1,662 GWh in the full year of

2020. The
decrease was mainly due to less wind. The decrease was partially offset by start-up of production from the Guanizuil

IIA solar plant in
Argentina in 2021.
REN - condensed income statement under IFRS
For the year ended 31 December
(in USD million) 2021 2020 Change
Revenues 8 18 (54%)
Net income/(loss) from equity accounted investments 16 163 (90%)
Other income 1,386 0 N/A
Total revenues and other income 1,411 181 >100%
Operating, selling, general and administrative expenses (163) (215) 24%
Depreciation, amortisation and net impairment losses (3) (1) >(100%)
Exploration expenses 0 0 N/A
0 0 N/A
Net operating income/(loss) 1,245 (35) N/A
Total revenues and other income were USD 1,411 million in 2021 and USD 181 million in 2020.
Net income (loss) from equity accounted investments

was USD 16 million in 2021 and USD 163 million in 2020. Reduced net results from equity accounted investments were mainly due to costs related to the progressing of the Empire Wind and Beacon Wind
assets on the US east coast. These assets have changed consolidation method from proportional to equity accounted investments in
2021, following the farm-down of 50% of the owner share in the first quarter of 2021. Higher net income from equity accounted
investments related to assets in production partially offset the decrease.
Other income

was impacted by gain on divestments in the first quarter of 2021 of around USD

1.4 billion.
Operating expenses and selling, general and administrative expenses were USD 163 million in 2021, compared to USD 215
million in 2020. The decrease was mainly due to changed consolidation method for the Empire

Wind and Beacon Wind assets,
partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia.
Other
The Other reporting segment includes activities within; Projects,

Drilling & Procurement, Technology,

Digital & Innovation, corporate
staffs and support functions, and IFRS 16 leases. All lease contracts are presented within the Other segment.

In 2021, the Other reporting segment recorded a net operating loss of USD 210 million compared to a net operating loss of USD 63
million in 2020. The increased loss compared to 2020 was mainly due to insurance costs related to the fire at Melkøya LNG in late
September 2020.

Equinor, Annual Report on Form 20-F 2021

2.12
Liquidity and capital resources
A discussion of certain items in respect of 2019 may be found in our Annual Report on Form 20-F for the year ended 31 December
2020, filed with the SEC on 19 March 2021.
Review of cash flows
Equinor’s cash flow generation in 2021 increased by USD 6,483 million compared to 2020.
Consolidated statement of cash flows
Full year
(in USD million) 2021 2020
Cash flows provided by operating activities

28,816

10,386

Cash flows used in investing activities

(16,211)

(12,092)
Cash flows provided by/(used in) financing activities

(4,836)

2,991

Net increase/(decrease) in cash and cash equivalents

7,768

1,285

Cash flows provided by operating activities
The most significant drivers of cash flows provided by operations were the level of production and prices for liquids and natural gas
that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.
In 2021, Cash flows provided by operating activities increased by USD 18,430 million compared to 2020. The increase was mainly
due to higher liquids and gas prices, partially offset by increased tax payments, changes in working capital and increased derivatives
payments.
Cash flows used in investing activities

increased by USD 4,119 million compared to 2020. The increase was mainly due to increased financial investments, partially offset by increased proceeds from sale of assets.
Cash flows used in financing activities
increased by USD 7,827 million compared to 2020. The increase was mainly due to bonds
issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially offset by
increase in short term debt, decreased payments related to the share buy-back programme and decreased dividend paid.
Financial assets and debt
The net debt to capital employed ratio before adjustments at year end decreased from 36.5% in

2020 to 2.2% in 2021. See section
5.2 for non-GAAP measures for net debt ratio. Net interest-bearing debt decreased from USD 19.5 billion to USD 0.9 billion. During
2021 Equinor's total equity increased from USD 33.9 billion to USD

39.0 billion, mainly driven by higher liquids and gas prices in 2021.
Equinor has paid out four quarterly dividends in 2021. For the fourth quarter of 2021 the board of directors will propose to the AGM to
declare a dividend of USD 0.20 per share and to introduce an extraordinary quarterly cash dividend of USD 0.20 per share for 4Q
2021 and for the first three quarters of 2022. For further information, see note 18 Shareholders’

equity and dividends to the
Consolidated financial statements.
Equinor believes that, given its current liquidity reserves, including a committed revolving credit facility of USD 6.0 billion and its
access to global capital markets, Equinor will have sufficient funds available to meet its liquidity needs and its working capital
requirements.
Funding needs arise as a result of Equinor’s general business activities. Equinor generally seeks to establish financing at the
corporate (top company) level. Project financing may be used in cases involving incorporated joint ventures with other companies.

Equinor, Annual Report on Form 20-F 2021

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

31 December 2021, approximately 20% of Equinor’s liquid assets were held in USD-denominated assets, 22% in NOK, 25% in EUR,
9% in DKK and 22% in SEK, before the effect of currency swaps and forward contracts. Approximately

27% of Equinor’s liquid assets
were held in time deposits, 58% in treasury bills and commercial papers and 8 % in money market funds. As of 31 December 2021,
approximately 6% of Equinor’s liquid assets were classified as restricted cash (including collateral deposits).
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
In 2021 Equinor did not issue any new bonds. In May 2020, Equinor issued USD 1.5 billion in new bonds in the US bond
market, amount equally split between 5 and 10 years to maturity,

in addition to EUR 1.0 billion in new bonds in the European market with 12 years to maturity and EUR 750 million with 6 years to maturity.

In April 2020 Equinor issued USD 1.25 billion new bonds with 5 years to maturity, USD 500 million with 7 years to maturity, USD 1.5 billion with 10 years to maturity, USD 500 million with 20 years to maturity and USD 1.25 billion with 30 years to maturity. All the bonds are unconditionally guaranteed by Equinor Energy AS. For more information, see note 19 Finance debt to the Consolidated financial statements.
Financial indicators

For the year ended 31 December
(in USD million) 2021 2020
Gross interest-bearing debt

1)
36,239 38,115
Net interest-bearing debt before adjustments 867 19,493
Net debt to capital employed ratio

2)
2.2% 36.5%
Net debt to capital employed ratio adjusted, including lease liabilities

3)
7.7% 37.3%
Net debt to capital employed ratio adjusted

3)
(0.8%) 31.7%
Cash and cash equivalents 14,126 6,757
Current financial investments 21,246 11,865
1) Defined as non-current and current finance debt.
2)
As calculated based on IFRS balances. Net debt

to capital employed ratio is the net debt divided

by capital employed. Net debt is interest-
bearing debt less cash and cash equivalents and

current financial investments. Capital employed is net

debt, shareholders' equity and
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

Equinor, Annual Report on Form 20-F 2021

Gross interest-bearing debt
Gross interest-bearing debt was USD 36.2 billion and USD 38.1 billion at 31 December 2021 and

2020, respectively. The USD 1.9
billion net decrease from 2020 to 2021 was due to an increase in current finance debt of USD

0.7 billion, a decrease in current lease
liabilities of USD 0.1 billion, a decrease in non-current lease liabilities of USD 0.8 billion and a decrease in non-current finance debt of
USD 1.7 billion. The weighted average annual interest rate on finance debt was 3.33% and 3.38%

at 31 December 2021 and 2020,
respectively. Equinor’s weighted average maturity on finance debt was ten years at 31 December 2021 and ten years at 31 December
2020.
Net interest-bearing debt
Net interest-bearing debt before adjustments were USD 0.9 billion and USD 19.5 billion at 31 December

2021 and 2020, respectively.
The decrease of USD 18.6 billion from 2020 to 2021 was mainly related to an increase in cash and cash equivalents of USD 7.3
billion, a USD 9.3 billion increase in current financial investments and a decrease in gross interest-bearing debt of USD 1.9 billion.
The net debt to capital employed ratio
The net debt to capital employed ratio before adjustments was 2.2% and 36.5% in 2021 and 2020,

respectively.
The net debt to capital employed ratio adjusted (see footnote three above) was -0.8% and 31.7%

in 2021 and 2020, respectively.
The 34.3 percentage points decrease in net debt to capital employed ratio before adjustments from

2020 to 2021 was related to the
decrease in net interest-bearing debt of USD 18.6 billion in combination with a decrease in capital employed of USD 13.5 billion.
The 32.5 percentage points decrease in net debt to capital employed ratio adjusted from 2020 to

2021 was related to the decrease in
net interest-bearing debt adjusted of USD 16.0 billion in combination with a decrease in capital employed adjusted of USD 10.9 billion.
Cash, cash equivalents and current financial investments
Cash and cash equivalents were USD 14.1 billion and USD 6.8 billion at 31 December 2021 and 2020,

respectively. See note 17
Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial
investments, which are part of Equinor’s liquidity management, amounted to USD 21.2 billion and USD 11.9 billion at 31 December
2021 and 2020, respectively.
Investments
In 2021, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 4 Segments to the
Consolidated financial statements, amounted to USD 8.5 billion of which USD 8.1 billion were organic capital expenditures
17 .
In 2020, capital expenditures were USD 9.8 billion, as per note 4 Segments to the Consolidated financial statements, of which organic
capital expenditures 7

amounted to USD 7.8 billion.
In 2019, capital expenditures were USD 14.8 billion, as per note 4 Segments to the Consolidated financial statements, of which
organic capital expenditures 7

amounted to USD 10.0 billion.
In Norway, a substantial proportion of 2022 capital expenditures will be spent on ongoing development projects such as Johan
Castberg, and Johan Sverdrup phase 2, in addition to various extensions, modifications and improvements on currently producing
fields.
Internationally, we currently estimate that a substantial proportion of 2022 capital expenditure will be spent on the following ongoing and planned development projects: Bacalhau phase 1 and Peregrino in Brazil, and offshore and non-operated onshore activity in the
USA.
Within renewable energy, capital expenditure in 2022

is expected to be spent mainly on offshore wind projects.

17

See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2021

Equinor finances its capital expenditures both internally and externally. For more information, see Financial assets and debt earlier in this chapter.
As illustrated in section Principal contractual obligations below, Equinor has committed to certain investments in the future. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partially dependent on the expenditure joint
venture partners agree to commit to. A large part of the capital expenditure for 2022 is committed.
Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of a
number of factors outside our control.

Equinor, Annual Report on Form 20-F 2021

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
Principal contractual obligations
As at 31 December 2021
Payment due by period
1)
(in USD million)
Less than 1
year 1-3 years 3-5 years
More than 5
years Total
Undiscounted non-current finance debt- principal and

interest
2) 910 6,684 6,140 23,485 37,218
Undiscounted leases 3) 1,183 1,262 656 800 3,900
Nominal minimum other long-term commitments
4)
2,663 3,597 2,333 4,547 13,140
Total contractual obligations 4,755 11,543 9,129 28,831 54,258
1)
''Less than 1 year'' represents 2022; ''1-3 years''

represents 2023 and 2024, ''3-5 years'' represents

2025 and 2026, while ''More than 5
years'' includes amounts for later periods.
2)
See note 19 Finance debt to the Consolidated

financial statements. The main differences between the table and the note relate to
interest.

3)
See note 6 Financial risk management to the Consolidated

financial statements.
4)
See note 24 Other commitments and contingencies

to the Consolidated financial statements.
Equinor had contractual commitments of USD 8.286 billion at

31 December 2021. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of
property, plant and equipment.
Equinor’s projected pension benefit obligation was USD 9.358 billion, and the fair value of plan assets amounted to USD 6.404 billion
as of 31 December 2021. The company’s payments regarding these benefit plans are mainly related to employees in Norway. See
note 20 Pensions to the Consolidated financial statements for more information.
Off balance sheet arrangements
Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the
balance sheet. For more information, see Principal contractual obligations in section 2.12

Liquidity and capital resources. Furthermore,

Equinor, Annual Report on Form 20-F 2021

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

Equinor, Annual Report on Form 20-F 2021

Summarised financial information related to guaranteed debt securities
The following summarised financial information provides financial information of Equinor Energy AS as co-obligor and guarantor
as required by SEC Rule 3-10 and 13-01 of Regulation S-X.
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

Total debt at 31 December 2021 is
USD 27,650 million, all of which is either guaranteed by Equinor Energy AS (USD 25,493 million),

or for which Equinor Energy AS is
co-obligor (USD 2,157 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the
co-obligor or guarantor.
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
Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor

ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarised financial information for the year ended 31 December 2021 provides financial information about Equinor
ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between
Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.
Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate
lines. Transactions with related parties are also presented on a separate line item and include transactions with the Norwegian

State's
and the Norwegian State’s share of dividend declared but not paid.
The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in
note 2 Significant accounting policies.

Equinor, Annual Report on Form 20-F 2021

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
Full year
2021 (unaudited, in USD million)
Revenues and other income

79,214

External

71,821

Non-guarantor subsidiaries

7,517

Related parties

(124)
Operating expenses

(45,528)
External (incl depreciation)

(26,015)
Non-guarantor subsidiaries

(8,880)
Related parties

(10,633)
Net operating income

33,686

Net financial items

(1,873)
External

(2,062)
Non-guarantor subsidiaries

203

Related parties

(14)
Income before tax

31,813

Income tax

(23,250)
Net income

8,563

COMBINED BALANCE SHEET FOR EQUINOR ASA AND

EQUINOR ENERGY AS
At 31

(unaudited, in USD million)
2021
Non-current assets

56,142

External

44,297

Non-guarantor subsidiaries

11,355

Related parties

490

Current assets

56,462

External

49,570

Non-guarantor subsidiaries

6,498

Related parties

394

Non-current liabilities

61,618

External

60,774

Non-guarantor subsidiaries

142

Related parties

702

Current liabilities

42,922

External

25,213

Non-guarantor subsidiaries

17,518

Related parties

191

Equinor, Annual Report on Form 20-F 2021

2.13
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
The prices of oil and natural gas have fluctuated significantly over the last years. Fundamental market forces and other factors beyond
the control of Equinor or other similar market participants have impacted and will continue to impact oil and natural gas prices.
Factors that affect the prices of oil and natural gas include:
●

economic and political developments in resource-producing regions and key demand regions

●

actions taken by governments and international organizations, including changes in energy and climate policies;

●

global economic conditions;

●

global and regional supply and demand development;

●

the ability of the Organization of the Petroleum Exporting Countries (OPEC) and/or other producing nations to influence global
production levels and prices;

●

social and health situations in any country or region, including an epidemic or pandemic, measures taken by governments and
non-governmental organisations in response to such situations, and the effects of such situations on demand;
●

prices of alternative fuels that affect the prices realised under Equinor's long-term gas sales contracts;

●

war or other international conflicts;
●

changes in population growth and consumer preferences;

●

the price and availability of new technology;

●

changes in supply from new oil and gas sources; and

●

weather conditions and climate change.

In 2021, there has been significant price volatility, primarily triggered by high economic growth and subsequent supply chain bottlenecks on the back of measures to contain the Covid-19 pandemic. See also “Covid-19 pandemic”

below. Developments relating
to Russia’s invasion of Ukraine could adversely affect global and regional economic conditions and trigger volatility in the prices of oil,
natural gas and energy generally.
Climate change in general, the energy transition, governmental regulations and policies, and the world`s ambition to reach the climate
targets set out in the Paris Agreement could, either together or independently,

influence oil and natural gas prices. Equinor’s long-term
plans have to take into consideration a large outcome space for how the global energy markets may develop in the long term.
Estimating global energy demand decades ahead is an extremely difficult task, as it involves assessing the future development in
supply and demand, technology change, taxation (including, taxes on emissions), production limits and other factors.
Decreases in oil and/or natural gas prices could have an adverse effect on Equinor's business, the results of operations, financial
condition, and liquidity and Equinor's ability to finance planned capital expenditure, including possible reductions in capital
expenditures, which in turn could lead to reduced reserve replacement.
A significant or prolonged period of low oil and natural gas prices or other indicators would, if deemed to have longer term impact, lead
to reviews for impairment of the group's oil and natural gas assets. Such reviews would reflect management's view of long-term oil
and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Equinor's operations in the period in which it occurs. Changes in management’s view on long-term oil and/or natural gas prices or further
material reductions in oil, gas and/or product prices could have an adverse impact on the economic viability of projects that are
planned or in development. See also Note 2 Significant accounting policies to the Consolidated financial statements for a discussion
of key sources of uncertainty with respect to management’s estimates and assumptions that affect Equinor’s reported amounts of
assets, liabilities, income and expenses and Note 11 Property, plants, and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis.

Equinor, Annual Report on Form 20-F 2021

Proved reserves and expected reserves estimates. Crude oil and natural gas reserves are based on estimates and Equinor’s future production, revenues and expenditures with respect to its reserves may differ from these estimates.
The reliability of the reserve estimates is dependent on:
●

the quality and quantity of Equinor’s geological, technical and economic data;

●

the production performance of Equinor’s reservoirs;

●

extensive engineering judgments; and

●

whether the prevailing tax rules and other government regulations, contracts and oil, gas and other prices remain the same as on
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
In addition, proved reserves are estimated based on the US Securities and Exchange Commission

(SEC) requirements and may
therefore differ substantially from Equinor’s view on expected reserves. The prices used for proved reserves are defined by the SEC
and are calculated based on a 12-month unweighted arithmetic average of the first day of the month price for each month during the
reporting year, leading to a forward price strongly linked to last year’s price environment.
Fluctuations in oil and gas prices will have a direct impact on Equinor’s proved reserves. For fields governed by production sharing
agreements (PSAs), a lower price may lead to higher entitlement to the production and increased reserves for those fields.
Conversely, a lower price environment may also lead to lower activity resulting in reduced reserves. For PSAs, these two effects may to some degree offset each other. In addition, a lower price environment may result in earlier shutdown due to uneconomic production. This will affect both PSAs and fields with concession types of agreement.
Climate change and transition to a lower carbon economy. A transition to a lower carbon economy will affect Equinor’s business and entails risks related to policy, legal, regulatory, market, technology developments as well as reputational impact.
Risks related to changes in policies, laws and regulations: Equinor expects, and is preparing for, regulatory changes and policy measures targeted at reducing greenhouse gas emissions. Stricter climate regulations and policies could impact Equinor's financial
outlook, including the value of its assets, whether directly through changes in taxation,

other costs to operations and projects, and
access to acreage, or indirectly through changes in consumer behaviour or technology developments.
Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today.
Equinor applies a default minimum carbon price in investment analysis starting at 58 USD per tonne in 2022, increasing towards 100
USD per tonne by 2030. In countries where the actual or predicted carbon price is higher than our default at any point in time, Equinor
applies the actual or expected cost, such as in Norway where both a CO
2

tax and the EU Emission Trading System (EU ETS) apply.
The new EU Green Deal, EU Taxonomy and climate-related regulations and carbon pricing in specific countries imply more future uncertainty. Climate-related policy changes may also reduce access to prospective geographical areas for exploration and future production. Disruptive policy changes may not be ruled out, possibly triggered by severe weather events affecting public perception
and policy making.
Market and technology risks: A transition to a low carbon economy contributes to uncertainty over future demand and prices for oil
and gas as described in the section “Oil and natural gas price”. Such price sensitivities of the project portfolio are described in section
2.14 Safety, security and sustainability. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies,
represent both threats and opportunities for Equinor.
Reputational impact: Increased concern over climate change could lead to increased expectations on fossil fuel producers, as well as
a more negative perception of the oil and gas industry. This could lead to increased litigation-related costs and poor reputation could affect our license to operate as well as our ability to attract and retain talent and key competences.
All of these risks could lead to an increased cost of capital. For example, certain lenders have recently indicated that they will direct or
restrict their lending activities based on environmental parameters.
Equinor’s net zero path and climate related ambitions are a response to challenges related to climate change and the energy
transition. There is no assurance that Equinor’s climate related ambitions will be achieved. The achievement of the mid-

and long-term
climate ambitions depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which
are beyond Equinor’s control. Should society’s demands and technological innovation not shift in parallel with Equinor’s pursuit of
significant greenhouse gas emission reductions, Equinor’s ability to meet its climate ambitions will be impaired.

Equinor, Annual Report on Form 20-F 2021

Move to a broader energy company and acceleration of renewable growth. For Equinor to build a material renewable business, covering also low carbon solutions such as hydrogen and carbon capture and storage

(CCS), being competitive and getting access to
attractive acreage and opportunities at the right terms are key. Future conditions along with risks and uncertainties in power, hydrogen and carbon markets as well as internal factors will influence our ability to achieve our ambitions relating to renewable energy.
Risks related to changes in policies, laws and regulations: Policy makers in many modern electricity markets provide both direct and indirect support to renewables aimed at helping the renewable industry to grow and mature. The framework for low carbon solutions
remains relatively immature while such solutions require material levels of investment. Potential regulatory changes, and new policy
measures related to support regimes represent both threats and opportunities for Equinor. However, regulatory stability and predictability are key concerns in this area.
Market and technology risks: Technology development, such as for wind turbines, hydrogen production and carbon capture, is a driving force to ensure financial viability of Equinor’s investments. Important risk factors are Equinor’s understanding of the markets,
market future development, and our ability to reduce costs and capitalize on technology improvements.
Financial and reputational impact:

Strong competition for assets may lead to diminishing returns within the renewable and low carbon
industries and hamper the transition into a broader energy company. Competitive auctions/tenders where prices do not allow absorption of higher costs may increase the exposure to inflation risk. This is also relevant for assets where the costs and/or income
have been locked in before the final investment decision.
Although renewables and low carbon solutions are generally perceived to be important means to meet climate challenges, these
industries may also entail impact on local communities and habitats. Accordingly, growth is also expected to be accompanied by greater scrutiny from other industries and the society at large. Increasing criticism and push-back from environmental non-
governmental organisations and equivalents could lead to a negative perception of the renewable and low carbon industries which in
turn could lead to less access to attractive business opportunities.
Organisational risk factors: Equinor’s ambition of growth within the renewable and low carbon solutions domains highlights the need
for robust processes and fit-for-purpose management systems to ensure a solid growth foundation.

Providing the renewable and low
carbon domains with a management system that is easy to adopt, implement, use and understand as well as ensuring sufficient
capability in the organization will be crucial to the future success of a broader energy company. This implies uncertainty and risks with regards to continuously developing renewable and low carbon competence, having a disciplined capital allocation, ensuring enough
capacity and management focus on delivering a sustainable and fit for purpose growth.
Global operations.
Equinor is engaged in global activities that involve several technical, commercial and country-specific risks.
Technical risks of Equinor’s exploration activities relate to Equinor’s ability to conduct its seismic and drilling operations in a safe and efficient manner and to encounter commercially productive oil and gas reservoirs. Technical risks of Equinor’s development and operation activities relate to Equinor’s ability to design, construct, operate and maintain facilities and installations for hydrocarbon
exploitation, renewable energy generation and climate-related projects, such as carbon capture and storage.
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
See “Covid-19 pandemic” below for further details on how the Covid-19 pandemic impacts Equinor’s operations. See “International
political, social, and economic factors” below for further details on how political, social, and economic factors could affect Equinor’s
business and Equinor’s intention to exit its business activities in Russia.
Decline of reserves. Failure to discover, acquire and develop additional reserves, will result in material decline of reserves and production from current levels.
Equinor's future production is dependent on its success in discovering or acquiring and developing additional reserves adding value. If
unsuccessful, future total proved reserves and production will decline.
If upstream resources are not progressed to proved reserves in a timely manner, Equinor’s reserve base, and thereby future production, will gradually decline and future revenue will be reduced.

Equinor, Annual Report on Form 20-F 2021

In particular, in a number of resource-rich countries, national oil companies control a significant proportion of oil and gas reserves that remain to be developed. To the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies, or if Equinor is unable to develop partnerships with national oil companies, its ability to
discover or acquire and develop additional reserves will be limited.
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
Risk factors that could affect health, safety and the environment include human performance, operational failures, detrimental
substances, subsurface behaviour, technical integrity failures, vessel collisions, natural disasters, adverse weather conditions, epidemics or pandemics, structural and organisational changes and other occurrences. Furthermore, non-compliance with our management system could influence the potential for negative effects. These risk factors could result in disruptions of our operations
and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous
materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. In particular, all
modes of transportation of hydrocarbons - including road, sea or pipeline - are susceptible to a loss of containment of hydrocarbons
and other hazardous materials and represent a significant risk to people and the environment.
As operations are subject to inherent uncertainty, it is not possible to guarantee that the management system or other policies and procedures will be able to identify all aspects of health, safety and environmental risks. It is also not possible to say with certainty that
all activities will be carried out in accordance with these systems.
For a further description of Equinor’s health and safety results, including certain incidents in 2021, see section 2.14 Safety, security and sustainability.
Security and cybersecurity threats. Equinor is exposed to security threats that could have a materially adverse effect on Equinor's results of operations and financial condition.
Security threats such as acts of terrorism, state-sponsored cyber operations, unauthorised access or attacks by hackers,

computer
viruses, breaches due to unauthorized use, errors or malfeasance by employees or others who have gained access to the networks
and systems on which Equinor depends could result in loss of production, information,

life and other losses. In particular, the scale,
sophistication and severity of cyber-attacks continue to evolve. Increasing digitisation and reliance on information technology (IT) and
operational technology (OT or Industrial and automation control systems, IACS) systems make managing cyber-risk a priority for
many industries, including the energy industry. Failure to manage these threats could materially disrupt Equinor’s operations. The company could face regulatory actions, legal liability, reputational damage, and loss of revenue.
Failure to maintain and develop cybersecurity barriers, which are intended to protect Equinor’s

IT infrastructure from being
compromised by unauthorized parties, may affect the confidentiality, integrity and availability of Equinor’s information systems and digital solutions, including those critical to its operations. Attacks on Equinor’s information systems could result in significant financial
damage to Equinor, including as a result of material losses or loss of life due to such attacks. Equinor could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and
information systems.
International political, social, and economic factors. Equinor has interests in regions where political, social and economic instability could adversely affect Equinor’s business.
Equinor has assets and operations in several countries and regions around the globe where negative political, social and economic
developments could occur. These developments and related security threats require continuous monitoring. Political instability, civil strife, strikes, insurrections, acts of terrorism and acts of war, adverse and hostile actions against Equinor’s staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may cause harm to people and disrupt or curtail Equinor’s
operations and business opportunities, lead to a decline in production and otherwise adversely affect Equinor’s business, operations,
results and financial condition. Similarly, Equinor’s response to such situations could lead to claims from partners and relevant stakeholders, litigation, and litigation-related costs.
Equinor holds an interest in one offshore and several onshore oil and gas projects in Russia. Some of these projects result from a
strategic cooperation with Rosneft Oil Company (Rosneft) initiated in 2012. In each of these projects, Rosneft holds the majority
interest. One of the projects is in Arctic offshore and deepwater area.

As of 31 December 2021, Equinor had USD 1.2 billion in non-

Equinor, Annual Report on Form 20-F 2021

current assets in Russia.
On 28 February 2022 Equinor announced that it will stop new investments into its Russian businesses and
will start the process of exiting its joint ventures in Russia. It is expected that this decision will impact the book value of Equinor’s
Russian assets and lead to impairment. It is impossible to predict the timing and terms of such exit of Equinor’s interests in Russia or
the prices for which such interests may potentially be sold, all of which may be affected, among other factors, by trade restrictions and
sanctions or other steps taken by governmental authorities or any other relevant persons. Such prices could be significantly below the
book values of the assets divested and there is a risk that Equinor will not be able to recover any value from such assets.
Equinor also has investments in Argentina where revised foreign exchange and price regulations could adversely affect Equinor's
business.
Covid-19 pandemic.
Equinor’s operations and workforce have and continue to be impacted by the global Covid-19 pandemic. The
continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the
other risk factors identified in this report and materially impact Equinor’s operations and financial condition.
In 2021, the Covid-19 pandemic showed signs of being less severe. However, there continues to be uncertainty around the duration and extent of the impact of the Covid-19 pandemic.

Equinor’s operations and workforce, including projects under development,

have
and continue to be impacted by the global Covid-19 pandemic. Quarantine rules, travel restrictions, workforce shortage, supply chain
disruptions and Covid-19 prevention and mitigation controls, such as social distancing requirements and reduced utilisation of offshore
beds, have resulted in lower activity levels on certain sites, causing delays, cost increases and disruption of further work. As a
consequence, the start-up of projects (Njord future, Johan Castberg and Peregrino phase 2) have been postponed. In addition, certain
of our suppliers and customers have and continue to be impacted by the spread of the pandemic,

and the efforts to contain it, and
may as a result explore invoking contractual clauses such as those involving force majeure. There can be no assurance that the
ongoing Covid-19 pandemic, new variants, and efforts to contain the virus will not materially impact our operations or financial
condition.
The changes in market risk and economic circumstances from the Covid-19 pandemic will continue to impact Equinor’s assumptions
about the future and related sources of estimation uncertainty. The unprecedented nature of such market conditions could cause current management estimates and assumptions to be challenged in hindsight.
The continuation or a resurgence of the pandemic, or outbreak of other pandemics or epidemics,

could precipitate or aggravate the
other risk factors identified in this report. Such occurrences could further adversely affect Equinor’s business, financial condition,
liquidity, results of operations and profitability, including in ways not currently known or considered by us to present significant risks.

The effect of any infection control measures may also impact project execution.
Physical effects of climate change.
Changes in physical climate parameters could impact Equinor’s facility design and operations.
Examples of physical parameters that could impact Equinor’s facility design and operations include acute effects like increasing
frequency and severity of extreme weather events, and chronic effects like rising sea level, changes in sea currents and reduced
water availability. There is also uncertainty regarding the magnitude and time horizon for the occurrence of physical impacts of climate change, which increases uncertainty regarding their potential impact on Equinor. The impact to Equinor could be increased costs or incidents affecting our operations.
Unexpected changes in meteorological parameters, such as in the average wind speed, can also affect renewable power generation
outputs, resulting in performance above or below expectations.
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
If Equinor does not respond or is perceived not to have prepared, prevented, responded or recovered in an effective and appropriate
manner to a crisis, people, environment, assets and reputation could be severely affected. A crisis or disruption might occur as a
result of a security or cybersecurity incident or if a risk described under “Health, safety and environmental” materialises.

Equinor, Annual Report on Form 20-F 2021

Competition; innovation.
Equinor encounters competition from other companies in all areas of its operations. Equinor could be
adversely affected if competitors move faster or in other directions in the development and deployment of new technologies and
products.
Equinor may experience increased competition from larger players with stronger financial resources,

from smaller ones with increased
agility and flexibility, and from an increasing number of companies applying new business models. Gaining access to attractive opportunities via license rounds, auctions, and acquisitions, in addition to continued exploration and development of existing assets
are key to ensure the long-term economic viability of the business. Failure to address this could negatively impact future performance.
Technology and innovation are key competitive advantages in Equinor’s industry – both within the traditional oil and gas industry and the renewable and low carbon industries. The ability to maintain efficient operations, develop and adapt to innovative technologies
and digital solutions, and seek profitable low carbon energy solutions are key success factors for future business and resulting
performance. Competitors may be able to invest more than Equinor in developing or acquiring intellectual property rights to
technology. Equinor could be adversely affected if it lags behind competitors and the industry in general in the development or adoption of innovative technologies, including digitalisation and low carbon energy solutions.
Project development and production operations. Equinor’s development projects and production operations involve uncertainties and operating risks which could prevent Equinor from realising profits and cause substantial losses.
Oil and gas, renewable, low carbon and climate-related projects may be curtailed, delayed or cancelled for many reasons.
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
Equinor’s portfolio of development projects comprises a high number of mega-projects

(eg. Njord Future, Johan Castberg and
Bacalhau phase 1), “first-off” projects (i.e., those involving a new project type/concept, a new area, a new execution model, a new
market and/or a new main contractor for Equinor), which represent an increasing portfolio complexity and potential execution risk.
In US onshore, low regional prices may render certain areas unprofitable, and production may be curtailed until prices recover. Market
changes and low oil, gas and power prices, combined with high levels of tax and government take in several jurisdictions, could erode
the profitability of some of Equinor’s activities.
Similarly, scarcity of electric power and grid capacity constraints, coupled with increasing electric power prices, could impede efforts to reduce carbon emissions from facilities.
Strategic objectives. Equinor may not achieve its strategic objectives of successfully exploiting profitable opportunities.
Equinor intends to continue to nurture attractive commercial opportunities to create value. This may involve acquisition of new
businesses, and/or properties or moving into new markets. Failure by Equinor to successfully pursue and exploit new business
opportunities, including in renewable and new energy solutions, could result in financial losses and inhibit value creation.
Equinor’s ability to achieve this strategic objective depends on several factors, including the ability to:
●

maintain Equinor’s zero-harm safety culture;

●

identify suitable opportunities;

●

build a significant and profitable renewables portfolio;
●

achieve its ambitions to reduce net carbon intensity;
●

negotiate favourable terms;

●

compete efficiently in the rising global competition for access to new opportunities;

●

develop new market opportunities or acquire properties or businesses in an agile and efficient way;

●

effectively integrate acquired properties or businesses into Equinor's operations;

●

arrange financing, if necessary; and
●

comply with legal regulations.

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

Equinor, Annual Report on Form 20-F 2021

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
Reputation .

Equinor’s reputation is an important asset. Erosion of the reputation could adversely affect Equinor’s brand, social license
to operate, and business opportunity set.
Societal and political expectations from our industry and business are high, especially in Norway with the Norwegian state as
Equinor’s majority owner. Safe and sustainable operations, ethical business conduct and compliance with laws and regulations are
prerequisites for access to natural resources, industrial value creation and contribution to society. Failure to deliver on societal and political expectations, or non-compliance with ethical standards, laws and regulations, HSE and security/cybersecurity incidents could
impact our reputation. This could in turn have an adverse effect on Equinor’s licence to operate, ability to secure new business
opportunities, earnings and cash flow.
Norwegian State’s exercise of ownership. Failure to deliver on expectations from the Parliament and the Ministry of Trade, Industry and Fisheries (MTIF), and failure to deliver on societal and political expectations in general could impact the manner which the
Norwegian State exercises its ownership of the company.

On 1 July 2021 the responsibility to exercise the Norwegian State’s ownership in Equinor was transferred from the Ministry of
Petroleum and Energy (MPE) to MTIF. The MTIF’s exercise of ownership could also be subject to scrutiny by the Norwegian
Parliament.
In February 2021, Equinor was invited to a parliamentary hearing in the standing committee for scrutiny and constitutional affairs on
the Auditor-General’s review of the follow-up by the MPE of the state’s ownership in Equinor, with a specific focus on the company’s international investments. Following the hearing, the standing committee in May 2021 endorsed the Auditor-General’s review,
including conclusions and recommendations. The recommendations expressed expectations with respect to the follow-up by the
ministry on Equinor’s financial reporting, and on risk, profitability and return in Equinor’s international portfolio.

For additional
information on the management of the Norwegian State’s ownership interest in Equinor, see 3.4 Equal treatment of shareholders and transactions with close associates.
Workforce.
Equinor may not be able to secure the right level of workforce competence and capacity.
As the energy industry is a long-term business, it needs to take a long-term perspective on workforce capacity and competence. The
uncertainty of the future of the oil industry, in light of potential reduced oil and natural gas prices, climate policy changes, the climate debate affecting the perception of the industry, and increased competition for talent pose a risk to securing the right level of workforce competence and capacity through industry cycles.
Changes to Equinor’s corporate structure . The implementation of the new corporate structure in 2021 and its continued
implementation may pose a risk for upholding safe and secure operations.
The changes to Equinor’s corporate structure were decided and implemented to further strengthen Equinor’s ability to deliver on our
strategy of always safe, high value and low carbon. The ongoing implementation process of these changes may divert management
and employee attention from tasks and responsibilities with a potential, negative impact on our ability to uphold safe and secure
operations.
Insurance coverage. Equinor’s insurance coverage may not provide adequate protection from losses.
Equinor maintains insurance coverage that includes coverage for physical damage to its properties,

third-party liability, workers’
compensation and employers’ liability, general liability, sudden pollution, and other coverage. Equinor’s insurance coverage includes deductibles that must be met prior to recovery and is subject to caps, exclusions, and limitations. There is no assurance that such
coverage will adequately protect Equinor against liability from all potential consequences and damages. The fire at Hammerfest LNG
in September 2020, leading to a financial loss for the group related to physical damage, postponement of production, and gas trading,
illustrates that insurance may not completely protect the group from significant financial impact following an insurable loss.

Equinor, Annual Report on Form 20-F 2021

The Equinor group also often retains parts of its insurable risks in a wholly owned captive insurance company, so insurance recovery
outside of the Equinor group may sometimes be limited.
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
●

restrictions on exploration, production, imports and exports;

●

the awarding, denial or unavailability of exploration and production interests;

●

the imposition of specific seismic and/or drilling obligations;

●

price and exchange controls;

●

tax or royalty increases, imposition of new taxes or other governmental charges, such as the indemnification to the Rio de
Janeiro State for non-compliance with minimum local requirements and the ICMS indirect tax in Rio de Janeiro State on crude oil
extraction (see note 24 Other commitments and contingencies for further details), including retroactive claims;

●

nationalisation or expropriation of Equinor’s assets;

●

unilateral cancellation or modification of Equinor's license, contractual rights or industry incentives;

●

the renegotiation of contracts;

●

payment delays and capital transfer restrictions, such as Nigerian regulations regarding eligible expatriation of funds and current
Argentinian foreign exchange regulations; and
●

currency exchange restrictions or currency devaluation.

The likelihood of these occurrences and their overall effect on Equinor vary greatly from country to country and are hard to predict.

If
such risks materialize, they could cause Equinor to incur material costs, cause decrease in production, and potentially have a
materially adverse effect on Equinor’s operations or financial condition.
Policies and actions of the Norwegian State could affect Equinor’s business. The Norwegian State governs the management of
NCS hydrocarbon resources through legislation, such as the Norwegian Petroleum Act, tax law and safety and environmental laws
and regulations. The Norwegian State awards licences for exploration, development projects, production,

transportation, and
applications for production rates for individual fields. The Petroleum Act provides that if important public interests are at stake, the
Norwegian State may instruct operators on the NCS to reduce petroleum production .
The Norwegian State has a direct participation in petroleum activities through the State's direct financial interest (SDFI). In the
production licenses in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licenses’ actions in
certain circumstances. See also section 2.9.
If the Norwegian State were to change laws, regulations, policies, or practices relating to energy or to the oil and gas industry
(including in response to environmental, social or governance concerns), or take additional action under its activities on the NCS,
Equinor’s international and/or NCS exploration, development and production activities, and the results of its operations, could be
affected.
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
● higher prices on greenhouse gas emissions;
●
costs of preventing, controlling, eliminating or reducing certain types of emissions to air and discharges to the sea;
●
remediation of environmental contamination and adverse impacts caused by Equinor’s activities;
● decommissioning obligations and related costs; and
●
compensation of costs related to persons and/or entities claiming damages as a result of Equinor’s activities.

Equinor, Annual Report on Form 20-F 2021

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
Compliance with laws, regulations and obligations relating to climate change and other health, safety and environmental laws and
regulations could result in substantial capital expenditure, reduced profitability as a result of changes in operating costs, and adverse
effects on revenue generation and strategic growth opportunities. However, more stringent climate change regulations could also represent business opportunities for Equinor. For more information about climate change related to legal and regulatory risks, see the
risks described under the heading “Climate change and transition to a lower carbon economy”

in “Risks related to our business,
strategy and operations” in this section.
Supervision, regulatory reviews and financial reporting. Equinor conducts business in many countries and its products are marketed and traded worldwide. Equinor is exposed to risk of supervision, review and sanctions for violations of laws and regulations
at the supranational, national and local level. These include, among others, laws and regulations relating to financial reporting,
taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment,
labour and employment practices and data privacy rules.
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
Equinor is also subject to financial review from financial supervisory authorities such as the Norwegian

Financial Supervisory Authority
(FSA) and the SEC. Reviews performed by these authorities could result in changes to previously published financial statements and
future accounting practices. In addition, failure of external reporting to report data accurately and in compliance with applicable
standards could result in regulatory action, legal liability and damage to Equinor’s reputation. Also,

any identification of a material
weakness in internal controls over financial reporting could cause investors to lose confidence in reported financial information and
potentially impact the share price.
Anti-corruption, anti-bribery laws and Equinor’s Code of Conduct and the Human Rights policy.
Non-compliance with anti-
bribery, anti-corruption and other applicable laws or failure to meet Equinor’s ethical requirements, including the Human Rights policy,
has the potential to expose Equinor to legal liability, lead to a loss of business, loss of investor confidence, damage our reputation and our social license to operate, as well as erode shareholder value. It could also lead to an adverse effect on the human rights of various
right-holders.
Equinor is a global company with a presence and/or suppliers and other business partners in many parts of the world – including
where corruption and bribery represents a high risk and where the human rights situation is challenging. Such risks often exist in
combination with weak legal institutions and lack of transparency. Governments routinely play a significant role in the energy sector, through ownership of resources, participation, licensing, and local content which leads to a high level of interaction with public officials.
Equinor is subject to anti-corruption and bribery laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign
Corrupt Practices Act and the UK Bribery Act. A violation of such applicable anti-corruption or bribery laws could expose Equinor to
investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance
with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor’s
reputation, competitive position, and shareholder value. Similarly, failure to uphold our Human Rights policy may damage our reputation and social license to operate. Similarly, failure to identify or address potential adverse human rights impacts in line with our
Human Rights policy, e.g., in parts of our supply chains, could damage our reputation, and weaken our social license to operate.
Throughout 2021, the organization monitored potential increased risks or changed risk picture with respect to Equinor’s ethics and
compliance standards due to the Covid-19 situation. Continuation or a resurgence of the pandemic could continue to impact and/or
potentially increase our ethics and compliance risks in ways not currently known or considered by

us.

Equinor, Annual Report on Form 20-F 2021

International sanctions and trade restrictions. Equinor’s activities may be affected by international sanctions and trade restrictions.
In 2021, as in previous years, there were several changes to sanctions and international trade restrictions. Equinor seeks to comply
with these where they are applicable. Equinor’s diverse portfolio of projects worldwide could expose its business and financial affairs
to political and economic risks, including operations in markets or sectors targeted by sanctions and international trade restrictions.
Sanctions and trade restrictions are complex, unpredictable and are often implemented on short notice. Equinor’s business portfolio is
evolving and will constantly be subject to review. Given the use of trade restrictions by, amongst others, the US, UK and EU, it is possible that Equinor will decide to take part in new business activity in markets or sectors where sanctions and trade restrictions are
particularly relevant.
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
The following discusses Equinor’s interests in certain jurisdictions:

For a discussion of Equinor’s intent to exit its business activities in Russia, see

“International, political, social and economic factors”
above.

In addition, Equinor is monitoring and remains committed to comply with Norwegian, EU,

UK, US and any other applicable
trade restrictions and sanctions targeting Russian sectors, entities and persons, including Rosneft.
Equinor holds a 51% interest in a gas license offshore Venezuela. Since 2017, various international sanctions and trade controls have targeted certain Venezuelan individuals as well as the Government of Venezuela. The international sanctions and trade controls in place restrict to a large extent the way Equinor can conduct its business in Venezuela, and could, alone or in combination with other factors, further negatively impact Equinor’s position and ability to continue its business in Venezuela.
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
Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions
against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the
Iranian authorities. No payments were made to Iranian authorities during 2021.
Joint arrangements and contractors.
Many of Equinor’s activities are conducted through joint arrangements and with contractors
and sub-contractors which may limit Equinor’s influence and control over the performance of such operations. This exposes Equinor to
financial, operational, safety, security, and compliance risks as well as reputational risks and risks related to ethics, integrity, and sustainability, if the operators, partners or contractors fail to fulfil their responsibilities.
Operators, partners, and contractors may be unable or unwilling to compensate Equinor against costs incurred on their behalf or on
behalf of the arrangement. Equinor is also exposed to enforcement actions by regulators or claimants in the event of an incident in an
operation where it does not exercise operational control.
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

Equinor, Annual Report on Form 20-F 2021

A large percentage of Equinor’s revenues and cash receipts are denominated in USD,

and sales of gas and refined products are
mainly denominated in EUR and GBP. Further,

Equinor pays a large portion of its income taxes, operating expenses, capital expenditures and dividends in NOK. The majority of Equinor’s long-term debt has USD exposure. Accordingly, changes in exchange
rates between USD, EUR, GBP and NOK may significantly influence Equinor’s financial results. See also “Financial risk”
.
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
Equinor has started the transition from London Inter-bank Offered Rates (LIBOR) to alternative reference rates and expects to
complete this process within 2023.
For interest rate derivatives contracts, Equinor expects to follow the ISDA Fallback Protocol outlining the process for conversion of
LIBOR to the Official ISDA Fallback Rates for derivatives, or other official adjusted reference rates (such as SONIA or SOFR).

The
expectation is that the transition from LIBOR to alternative reference rates for floating rate bonds will follow the principles outlined by
ICMA (International Capital Markets Association) and that loan agreements and facilities in general will follow the LMA (Loan Market
Association). Equinor believes that the financial risks for Equinor related to the transition are small.
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
The following table shows the yearly averages for quoted Brent Blend crude oil prices,

natural gas average sales prices, refining
reference margins and the USD/NOK exchange rates for 2021 and 2020.
Yearly averages 2021 2020
Average Brent oil price (USD/bbl) 70.7 41.7
Average invoiced gas prices - Europe (USD/mmBtu) 14.6 3.6
Refining reference margin (USD/bbl) 4.0 1.5
USD/NOK average daily exchange rate 8.6 8.8

Equinor, Annual Report on Form 20-F 2021

The illustration shows the indicative full-year effect on the financial result for 2022 given certain changes in the oil/condensate price,
natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of Equinor’s financial results to each of
the factors has been estimated based on the assumption that all other factors remain unchanged.

The estimated indicative effects of
the negative changes in these factors are not expected to be materially asymmetric to the effects shown in the illustration.
Significant downward adjustments of Equinor’s commodity price assumptions could result in impairments on certain producing and
development assets in the portfolio. See note 11 Property, plant and equipment to the Consolidated financial statements for sensitivity analysis related to impairments.
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
Historically, Equinor’s revenues have largely been generated by the production of oil and natural gas on the NCS. Norway imposes a
78% marginal tax rate on income from offshore oil and natural gas activities (a symmetrical tax system). Equinor’s earnings volatility is
moderated as a result of its significant proportion of Norwegian offshore income that is subject to the 78% tax rate in profitable periods
and the significant tax assets generated by its Norwegian offshore operations in any loss-making periods. For further information,

see
section 2.9 Corporate Taxation of Equinor.
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
See also note 6 Financial risk management to the Consolidated financial statements.
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

Equinor, Annual Report on Form 20-F 2021

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
The Norwegian State directly held 67% of Equinor's ordinary shares as of 31 December 2021 and has effectively the power to
influence the outcome of any vote of shareholders, including amending its articles of association and electing all non-employee
members of the corporate assembly. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially the coordinated ownership strategy for the SDFI and Equinor’s shares held by the
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
Risk management

Equinor’s risk management practice is based on an Enterprise Risk Management

(ERM) framework where risk management is an
integrated part of Equinor’s business operations. This includes managing risk in relation to all of Equinor’s activities to create value
and avoid incidents, always with Equinor’s best interest in mind.
To achieve optimal solutions, and to provide for risk informed decision basis, the focus of the ERM approach is on:
●
the value impact for Equinor, including upside and downside risk; and
●
managing of risk in compliance with Equinor’s requirements with a strong focus on avoiding HSE, human rights and business
integrity incidents (such as accidents, fraud and corruption).
Managing risk is an integral part of any manager’s responsibility. In general, risk is managed in the business line, but some risks are
managed at the corporate level to provide optimal solutions. Risks managed at the corporate level include the top enterprise risks in
addition to oil and natural gas price risks, interest and currency risks, risk dimension in the strategy work, prioritisation processes and
capital structure discussions.
ERM involves using a holistic approach where correlations between risks and the natural hedges inherent in Equinor’s portfolio are
considered. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation. Some
risks related to operational activities are partly insurable and insured via Equinor’s captive insurance company operating in the
Norwegian and international insurance markets. Equinor also assesses oil and gas price hedging opportunities on a regular basis as a
tool to increase financial robustness and strengthen flexibility.
Equinor’s risk management process is based on ISO 31000 Risk management. A standardised process across Equinor allows for
comparing risk on a like-for-like basis and supports efficiency in decisions. The process seeks to ensure that risks are identified,
analysed, evaluated, and managed. Risk is integrated into the company’s Management Information System (IT tool) where

Equinor’s
purpose, vision and strategy are translated into strategic objectives, risks, actions and KPIs.

The tool is used to capture all risks and
follow up risk-adjusting actions and related assurance activities. In general, risk adjusting actions are subject to a cost-benefit
evaluation (except certain safety related risks which could be subject to specific regulations), and the approach to assurance is risk-
based in the context of a three-lines-of-control model.

Equinor, Annual Report on Form 20-F 2021

The upgraded Njord Bravo under tow from Haugesund to Kristiansund, 5 December 2021.

Material topics

Sustainability priorities	Material topic	Indicator	Performance		Ambitions
			2021	2020	
Getting to net zero	GHG emissions from operations (scope 1&2)	CO_2 intensity upstream (kg per boe)	7.0	8.0	<8 by 2025, ~6 by 2030
		Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	12.1	13.5	Net 50% emission reduction by 2030
	Investing in renewables and low carbon solutions	Annual gross capex (%) to renewables and low carbon solutions	11	4	>30% by 2025, >50% by 2030
		Renewable installed capacity, including capacity from financial investment (equity, GW)	0.7	0.6	12-16 GW by 2030
		CO_2 storage (million tonnes)	0.3	1.1	5-10 million tonnes per year by 2030
	GHG emissions from products and supply chain (scope 3)	Net carbon intensity, including scope 3 but excluding supply chain (gCO_2e/MJ)	67	68	20% reduction by 2030 40% reduction by 2035 100% reduction by 2050
Protecting the environment	Biodiversity and nature	Number of assets and licences inside and adjacent to protected areas	19	12	From 2023: New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact
	Non-GHG emissions, discharges and waste	Number of serious accidental spills per year	0	3	0 serious accidental spills per year
Caring for people and society	Health, safety and security	Serious Incident Frequency (SIF)	0.4	0.5	0.4 in 2021
		Total Recordable Injury Frequency (TRIF)	2.4	2.3	2.0 in 2021
	Workforce for the future	Diversity index score	39	37	55 by 2025
		Inclusion index score	77	78	80 by 2025
	Respecting the rights of people	Significant investment agreements and contracts including human rights clauses or screening (number)	0	33	Pilot a set of human rights indicators in 2022
	Socio-economic impact	Tax contribution (billion USD)	9.0	3.1	Develop a set of socio-economic indicators in 2022
		Share of procurement spend locally (%)	91	89	
Governance and transparency	Integrity and anti-corruption	Number of confirmed corruption cases	0	-	Zero cases every year. Reported from 2021
		Employees who signed-off the Code of Conduct (%)	84	87	95% in 2021

High impact · Higher impact · Highest impact

Target met in 2021, or on track to meet longer-term ambition · Target not met in 2021 · Plan in place

Equinor, Annual Report on Form 20-F 2021

2.14
Safety,

security and sustainability
Safety,

security and sustainability
We recognise that our activities may have an impact on society and the environment. Health, safety and security risks are inherent in
the activities we and our suppliers perform in the regions where we operate.

We also recognise that our activities can make significant positive contributions. First and foremost, we provide society with much
needed energy. We also contribute to socio-economic development through jobs for our approximately 21,000 employees and 8,000 suppliers, and we are a significant tax contributor to the societies where we operate. Equinor’s purpose is to turn natural resources
into energy for people and progress for society, Our strategy - always safe, high value, low carbon - guides our strategic focus areas -
optimising our oil and gas portfolio, capturing high value growth in renewables and establishing new market opportunities within low
carbon solutions. Our four sustainability priorities - getting to net zero , protecting the environment , caring for people and society , and governance and transparency -

are closely linked with our strategic focus areas. We support a just transition enabling long-term social, economic and human rights benefits for workforces and communities.
We strive to adhere to high industry standards and aim to improving our performance in every area where we have a positive or
negative impact. Within our sustainability priorities we have identified ten material impact topics with corresponding performance
indicators and ambitions to measure our progress. When assessing materiality, we considered the global sustainability context and evaluated impacts across our own activities and business relationships, including actual and potential,

positive and negative impacts
on people, planet and society.

Equinor, Annual Report on Form 20-F 2021

*See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2021

Climate change and energy transition
Climate change and reaching the goals of the Paris Agreement represent fundamental challenges to society. As outlined in the
COP26 Glasgow Climate Pact, achieving the most ambitious goals of the Paris Agreement now requires rapid, deep and sustained
reductions in global greenhouse gas emissions. This includes reducing global carbon dioxide emissions by 45% by 2030 relative to
2010 levels, and to net zero around mid-century. The average increase in global temperatures has already reached 1.1
o
C above pre-
industrial levels, according to the Intergovernmental Panel on Climate Change.
Climate change is a collective challenge, and Equinor will contribute by accelerating its response to the energy transition in
partnership with governments, investors, customers and society at large. Our industry will play an important role. While individual
company-level decarbonisation ambitions are important, the journey towards net zero can only be met through an “unprecedented
transformation of how energy is produced, transported and used globally”, according to the International Energy

Agency (IEA).
Equinor’s ambition is to be a leading company in the energy transition and to become a net-zero company by 2050, including
emissions from production through to final energy consumption. During the last year we have raised our short- and medium-term
ambitions. These demonstrate our commitment to produce energy with decreasing emissions over time. While delivering long-term
shareholder value and competitiveness, we will reduce emissions from our oil and gas operations, scale up investments in renewable
energy and aim to take a leading role in building out new low carbon value chains. We will work with our suppliers and customers,
governments and civil society to develop the technologies, business models, policies and frameworks to contribute to an energy
transition supporting the goals of the Paris Agreement.
Among the new or strengthened short- and medium-term ambitions announced in 2021/22 are:
●

Reducing our net operated greenhouse gas emissions by 2030 with 50% compared to 2015, aiming for 90%

absolute reductions
●

Increasing annual gross capex
18

allocation to renewables and low carbon solutions to above 30% by 2025 and to more than 50%
by 2030
●

Accelerating the renewable energy installed capacity ambition of 12-16 GW from 2035 to 2030
●

Reducing upstream CO
2

intensity from our own operations to ~6 kg CO
2
per barrel of oil equivalent (boe) by 2030
●

Developing the capacity to store 5-10 million tonnes CO
2
per year on an equity basis by 2030 and 15-30 million tonnes CO
2
per
year in 2035
●

Establishing a 10% market share of hydrogen in Europe in 2035
●

Allocating 40% of research and development (R&D) capital annually towards renewables and low carbon by 2025
●

Reducing net carbon intensity by 20% by 2030 and by 40% by 2035

In our Energy Transition Plan we describe our role in the energy transition. The plan is expected to be launched in March

2022 and
will be submitted for an advisory vote to shareholders at the Annual General Meeting (AGM) in

2022. We will update the plan every
three years for an advisory AGM vote and report on progress annually.
Industry leading carbon efficiency
We aim to remain an industry leader in carbon efficiency by working towards emitting as little CO
₂

as possible from each barrel of oil
equivalent produced. Our ambition is to reduce the upstream CO
2

intensity of our globally operated oil and gas production to below 8 kg CO
2
/barrel of oil equivalent (boe) by 2025 and to
~
6 kg CO
2
/boe by 2030.
Our upstream CO
2

intensity improved from 8.0 to 7.0
kg CO
2
/boe. Divestment from the Bakken assets in the United States, temporary shut-down of the Peregrino field in Brazil and increased production from the Johan Sverdrup, Troll and Oseberg fields in Norway were
the key drivers for this reduced upstream CO
2

intensity in 2021. Our total scope 1 and 2 GHG emissions for 2021 were 12.1 million
tonnes – a decrease of 1.4 million tonnes from the previous year. The reduction can be attributed to the divestment of the Bakken assets as well as the temporary shutdown of the Hammerfest LNG plant in Norway and the Peregrino field in Brazil.
18
See section 5.2 for non-GAAP measures.

Equinor, Annual Report on Form 20-F 2021

We assess carbon intensity when we shape our portfolio and implement emission reduction measures. Electrification is a key
component to reach our emissions reduction ambitions and involves replacing fossil fuel-based power supply with Norwegian grid mix,
or power from floating wind turbines. In 2021, we advanced several electrification initiatives:

●

The revised plan for partial electrification of the Sleipner Field Centre was approved by the authorities. Emission cuts of more
than 150,000 tonnes of CO
₂

per year are expected after planned start-up in 4Q 2022.

●

Troll West electrification was sanctioned and approved by the authorities. The project entails partial electrification of Troll B and full electrification of Troll C. After its planned completion in 2026, it will cut CO
2

emissions by almost 500,000 tonnes per year, i.e.
the equivalent of more than 3% of total emissions from oil and gas production in Norway. NO
x

emissions will be reduced by some
1,700 tonnes per year.

●

A plan for investing further in Oseberg to increase gas production and reduce emissions was submitted to the authorities in 2021.
The planned total emission reduction at Oseberg field centre and Oseberg South is more than 300,000 tonnes of CO
2

per year.
Flaring

For all Equinor operated oil and gas assets, we work to systematically reduce all flaring and to eliminate routine flaring, in line with

the
“World Bank’s Zero Routine Flaring by 2030” initiative. We do not have routine flaring in our own operations in Norway, Brazil or offshore US, and final investment decisions of all new oil fields we operate include a solution for the field’s associated gas without
routine flaring. We work actively in our partner-operated assets to help reduce flaring. We currently flare associated gas in the Mariner field in the UK on an intermittent basis when the early production phase associated gas volumes exceed the demand for fuel gas for
power generation.
Our 2021 flaring intensity was 0.09% of hydrocarbon produced, which is significantly lower than the industry average of 0.8%.
Methane
Curbing methane emissions is a key priority for Equinor and the oil and gas industry. We continue to develop and implement technologies and procedures to identify, quantify, avoid and minimise methane emissions. We do this to support industry efforts to reduce methane emissions across the oil and gas value chain, increase the quality and transparency of reported data, and to support
the development of sound methane policies and regulations. An independent study published in 2021 confirmed that methane
emissions from Equinor operated fields on the Norwegian Continental Shelf are at similar or lower levels than those reported by
Equinor.
Equinor’s 2021 methane intensity for our upstream and midstream business was reduced to approximately 0.02%, which is down from
0.03% in previous years and around one tenth of the industry average. Equinor continues to pursue a methane intensity target of near
zero by 2030.
Investing in renewables and low carbon solutions
We are developing as a global offshore wind major with renewable power production from offshore wind farms in the UK and Germany and building material clusters in the North Sea, the US East coast and in the Baltic Sea.

In parallel, we are actively positioning
ourselves to access emerging markets globally. Equinor is gradually growing its presence in onshore renewables in selected power markets with increasing demand for solar, wind and storage solutions as integrated parts of the energy system. Our equity-based renewables energy production was 1.6 TWh in 2021, down from 1.7 TWh in 2020. Considering our renewables and low carbon
solutions project portfolio, we evaluate our capex ambition, installed renewable capacity and ambition for CO
2

storage as being on
track to reach our ambitions for this decade. See section 2.7 Renewables for more details.

Equinor, Annual Report on Form 20-F 2021

Carbon Capture and Storage (CCS) and hydrogen are important enablers to deliver on the goals of the Paris Agreement. These
technologies can remove CO
₂

from sectors that cannot be easily decarbonised such as heavy industry, maritime transport, heating and flexible power generation. Based on experience from oil and gas value chains, Equinor is well positioned to provide low-carbon
solutions and establish net zero-emission value chains.
The Northern Lights project, representing the start of commercial CCS in Europe, is on track to demonstrate that CCS is a valid
decarbonisation solution for important industry sectors. An important development in 2021 was that four of our potential customers
were granted financing from EU’s innovation fund. This represents a major step forward, as the combined storage requirement for
these four customers is over 3 million tonnes CO
2

per year.
Equinor is exploring CCS opportunities in the UK together with five other energy companies through the Northern Endurance
Partnership. Together with bp we are developing the Net Zero Teesside project, a CO
2

offshore transport and storage infrastructure,
and we are leading the Zero Carbon Humber project which aims to decarbonise local industrial clusters.
As part of this, Equinor and SSE Thermal are collaborating on plans to develop first-of-a-kind hydrogen and CCS projects in the
Humber region in the UK. Together with ENGIE we announced the H2BE project which aims to develop production of low-carbon hydrogen from natural gas in Belgium. See section 2.6 Marketing, Midstream and Processing for more details.
Scope 3 greenhouse gas emissions
As an energy company, our scope 3 emissions are primarily related to our customers’ use of energy products. To help reduce these emissions, we are working with developing low carbon solutions such as CCS and hydrogen at scale. Over time, this will help
decarbonise the use of our energy products. This, combined with portfolio diversification is our most important strategic lever to
address scope 3 emissions and the carbon intensity of energy we produce.
Equinor’s scope 3 emissions in 2021 were 249 million tonnes CO
2
e compared to 250 million tonnes CO
2
e in 2020. Our net carbon
intensity in 2021 was 67 g CO
2
e/MJ energy produced, down from 68 g CO
2
e/MJ in 2020. The net carbon intensity includes scope 1
and 2 emissions from our operated assets on a 100% basis and scope 3 emissions from our equity production. As we are cutting own
emissions and adding capacity in renewables and low carbon solutions, we expect our net carbon intensity to reduce more quickly
later in this decade.
Procurement of products and services represent another source of scope 3 emissions for Equinor. While the indirect emissions from our supply chain are significantly lower than the emissions from the use of our oil and gas products,

they are still important and
represent an opportunity for GHG reduction. Supply chain emissions are the largest contributing factor to the total life cycle emissions
for our renewable operations. Maritime operations, heavy duty transport and the production of steel and cement are considered the
most material sources of scope 3 emissions in our supply chain. With greater understanding and assurance on our scope 1 and 2
emissions, we plan to apply this knowledge and experience to assess our supply chain emissions and follow up on the most material
areas.
Equinor has an ambition of halving our maritime emissions in Norway by 2030 and halving our global maritime emissions by 2050. We
are working to reduce our own consumption of fossil-based maritime fuels and to stimulate systemic change through development of
low-emission maritime solutions. Equinor has extensive maritime activity around the world, including around

175 vessels on contract
with the company at any time. As a supplier of fuel to the maritime sector, Equinor’s ambition is to increase our production and use of
low-carbon, and zero-emission fuels. Equinor has been a pioneer in using liquefied natural gas

(LNG) as a fuel and in 2021 we
introduced large-scale use of liquefied petroleum gas (LPG) as a fuel. A new hybrid battery system has been introduced for 19 supply
vessels on contract with Equinor on the Norwegian Continental Shelf and the next generation of dual-fuel vessels is being introduced
to the fleet. In collaboration with the maritime industry, we have also started developing the world’s first supply vessel to run on zero-
emission ammonia.
Carbon offsets and nature-based solutions
In the longer term, we see negative emissions solutions as making an important contribution to the climate challenge. Offsets and
removals will however play a minimal role in achieving our operated emissions reductions.

We have so far only purchased offsets
related to our business travel. We plan to use only credits verified according to high standards and to disclose information about the
type of offsets employed. To ensure quality in the credits we will use, we have established a set of corporate criteria and principles based on the Oxford Principles for Net Zero Aligned Carbon Offsetting
Stress-testing our management approach to climate risk
Equinor’s business needs to be resilient in a world of significant uncertainty and disruption, where climate related risks are integral to
prudent risk management. We responsively work to navigate these risks so that we have the financial robustness to reach our
ambitions. Our company strategy is developed to address the challenges, opportunities and urgency associated with the energy
transition, whilst recognising the many risk factors outside our control.
Climate-related risks to Equinor include market effects from changing demand for oil, gas and renewable energy, potential stricter climate policies, laws and regulations, technology changes supporting the further development and use of renewable energy and low-

Equinor, Annual Report on Form 20-F 2021

carbon technologies, as well as physical effects of climate change and reputational effects.  A summary of our climate-related risk factors is provided in section 2.13 Risk review. We continue to report on climate-related upside and downside risks in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).
For portfolio and decision analysis, our base assumptions include a carbon cost for all assets and projects.

In countries where no such
cost exists, we use a generic cost which has been substantially increased in 2021. We use a default minimum at 58 USD per tonne
(real 2021), that increases to 100 USD per tonne by 2030 and stays flat thereafter. In countries with higher carbon costs, we use the country specific cost expectations. This carbon cost is included in investment decisions and is part of break-even calculations when
testing for profitability robustness.
Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs

World Energy Outlook (WEO)
report. WEO scenarios change from year to year and in the 2021 WEO report they were:

Net Zero Emissions by 2050 Scenario
(NZE), Stated Policies Scenario (STEPS), Announced Pledges Scenario (APS), and the Sustainable

Development Scenario (SDS).
We test our portfolio by applying the price assumptions in each of these scenarios and compare the impact on NPV using our internal
planning assumptions. Exploration activities are not included due to the uncertainties related to potential discoveries and development
solutions. The net present value effects are varying from -9% in SDS, to -30% and -34% for STEPS and NZE, respectively. Further details about the portfolio sensitivity test are available in our 2021 Sustainability Report, which also includes a reference index to the
TCFD framework.
As noted in section 2.13 Risk Review under Risk Factors—Risks related to our business, strategy and operations—Oil and natural gas
price, a significant or prolonged period of low oil and natural gas prices or other indicators will lead to impairment assessments of the
group's oil and natural gas assets. See also note 3 Consequences of initiatives to limit climate change to the Consolidated financial
statements for a discussion of key sources of uncertainty with respect to management’s estimates and assumptions that affect
Equinor’s reported amounts of assets, liabilities, income and expenses and note 11 Property, plants and equipment to the
Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis.

Environment
Globally, there is an increasing expectation for urgent actions to address the twin threats of climate change and nature loss. Equinor is a large operator of offshore oil and gas facilities and increasingly offshore wind power provider.

Management of our activities and
potential impacts on the marine environment is very important.

Our potential material impacts are related to discharges and accidental spills to sea, emissions to air, and use of areas.
We aim to systematically manage environmental aspects as an integrated part of our governance, risk and performance framework.
The precautionary approach and mitigation hierarchy are central to implementing measures to avoid, reduce or mitigate adverse direct
impacts and to enhance positive outcomes. We seek to continuously improve our environmental management system

and
performance. Our management approach includes environmental risk and impact assessments, as well as stakeholder engagement in
planning phases before construction or operation activities take place. It also includes environmental baseline studies, surveys,
monitoring programmes, and collaborative research projects to build knowledge and develop tools.
Equinor supports the global ambition of reversing nature loss by 2030 and is ready to play its part. In 2021 we announced our
biodiversity position, identifying five areas to focus our actions on. These include establishing voluntary exclusion zones, developing a
net-positive approach, increasing knowledge and access to biodiversity data, investing in nature-based solutions, and advocating for
ambitious biodiversity policy.
During 2021, we did not operate in UNESCO World Heritage sites or within sites in the International Union of Conservation of Nature
(IUCN) category 1a (“Strict nature reserve”) or category 1b (“Wilderness area”). There were 19 cases where we had operations inside
or adjacent to (< 1km) protected areas within any IUCN category.
The number of accidental spills of oil and other liquids was reduced by 14% from 2020 to

2021 to 218 incidents. None of these was a
serious accidental spill. Our freshwater withdrawal remained at 8 million m 3 .
SO
x

emissions in 2021 ended at 0.9 thousand tonnes, down from 1.3 thousand tonnes in 2020.

This reduction is largely due to the
temporary shut-down of the Peregrino field throughout 2021. SO
x

emissions were also reduced due to improved process regularity at the Mongstad and Kalundborg refineries, and reduced usage of diesel due to no drilling and fracking activity in our US onshore
assets. NO
x

emissions were reduced to 34 thousand tonnes in 2021 from 36 thousand tonnes in

2020, mainly due to less drilling and
well activities in 2021 and the divestment from the Bakken asset. The volume of oil discharged with water to sea was reduced to 1.1
thousand tonnes in 2021 compared to 1.3 thousand tonnes in 2020. The main driver for this change was the substitution of corrosion
inhibitors at our Statfjord platforms leading to better conditions for process water cleaning.
For most waste categories, we have seen a significant drop in 2021 compared to 2020. This is mainly due to changes in activity level
and types, especially lower drilling and well activities and decreased volumes of process water transported from Troll to Mongstad. An
increase of 14% in the non-hazardous waste quantity to 33 thousand tonnes in 2021 is mainly due to large quantities of sand blasting

Equinor, Annual Report on Form 20-F 2021

waste from tank maintenance at Mongstad, waste from the fire training field at Kollsnes and waste related to the activities following the
fire at the Hammerfest LNG plant in 2020.

Health, safety and security
Safety
In a world fighting a pandemic, the running of safe operations and provision of energy, with as low major accident risk as possible, has remained Equinor’s priority. Our vision is zero harm, which is supported by one of our three strategic pillars, “Always Safe”. The safety and security of our people, and integrity of our operations, is our top priority. We believe that all accidents related to people, environment and assets can be prevented.
As a response to two serious process incidents at our onshore plants last year, we have developed a new framework for major accident prevention. This is built on three pillars: “Leadership culture and organisational frame conditions”,

“Safe practices and design”
and “Safety barriers”. The global implementation of this framework remains a priority for 2021 and beyond.

Our “I am safety roadmap 2025” sets our ambition for safety performance. It outlines prioritised activities within four categories across
the company: safety visibility, leadership and behaviour; learning and follow up, and safety indicators. We are stepping up the work to consistently improve our safety performance and work continuously to develop a proactive safety culture, where safe and secure
operations are incorporated into everything we do. Two important initiatives to achieve this were implemented in 2021. These include the strengthening of “human and organisational performance (HOP)” and the implementation of digital

“observation cards” to facilitate
more engagement and improved safety behaviour across the workforce. HOP is now implemented in leadership training to provide a
better understanding of how people, technology, organisations and processes interact as a system, and how these conditions can influence human errors.
In 2021 we experienced no major accidents although one incident with major accident potential was recorded when H
2
S and LPG
(Liquified Petroleum Gas) leaked at the Mongstad refinery in Norway. Equinor experienced a tragic fatality at one of our chartered tankers when a cadet was found dead in the harbour basin after the ship had left the port near Houston.

The US Coast Guard, local
police and independent investigators carried out an investigation that concluded that the person had inadvertently fallen overboard.
The investigation found no evidence of any criminal action.
Our total Serious Incident Frequency (SIF), which includes

near misses, ended at 0.4 incidents per million work hours in 2021. This is at our target and an improvement compared to last year. After closure of investigations, we adjusted our number of incidents with major accident potential in 2020 from 0 to 2.

Equinor, Annual Report on Form 20-F 2021

Health and working environment
Equinor’s efforts related to health and working environment during 2021 have been impacted by the Covid-19 pandemic in several
areas. The medical risk of infection resulted in a focus on measures including hygiene and social distancing. We worked proactively to
address the mental health impact of working from home. Where we were permitted to do so, offices were re-opened with safety
measures in place so that those who needed or wanted to return, could do so safely. Medical resources with competence on ergonomics and psychosocial risk have been allocated to support leaders and teams managing risks related to working from home.
The total sick leave increased from 4.2% in 2020 to 4.6% in 2021.
Personal injuries measured by total recordable injury frequency per million hours worked (TRIF) has developed negatively from 2.3 in
in 2020 to 2.4 in 2021. This is higher than for our peers and industry benchmarking.
Security
Over the course of 2021, the security threat picture has also evolved, as have the security risks.

Threat actors have tried to exploit the
practice of working from home and cyber-crime has increased. Through holistic security risk management,

which includes physical,
cyber and personnel security, we seek to secure continuous safeguarding of Equinor’s people, assets, and operations.

For more
information about security risks, see section 2.13 Risk review.
Emergency preparedness and response, and business continuity
To ensure that we are prepared, we work to have appropriate emergency response capabilities in place to limit the consequences of incidents, should they occur. Our oil spill response capabilities are in line with best international practice and leverage expertise and resources made available through our membership of local and international oil spill response organisations.

Human rights
Understanding and managing our risks of adverse human rights impacts related to our activities remains at the core of our human
rights commitment. This is consistent with the United Nations Guiding Principles on Business and Human Rights (UNGPs), the ten
principles of the Global Compact and the Voluntary Principles on Security and Human Rights. We recognise that our activities can cause, contribute, or be linked to negative human rights and other social impacts especially in jurisdictions with weak regulatory
frameworks. Thus, we aim to promote good practice and share learnings with partners. In

2021, the Covid-19 pandemic continued to
exacerbate risks in some areas of our operations. In parallel, governments and society are sharpening their focus towards human
rights performance.
Equinor’s human rights policy applies to all our activities. When we identify human rights risks and adverse impacts, Equinor works to
prevent, mitigate or remediate as relevant to each situation. We make efforts to build and use leverage towards our suppliers or partners including through senior level engagement, capacity building opportunities and access to third party expertise.
As part of environmental and social impact assessments for new operated assets, potential human rights risks and impacts are
identified. In addition, we undertake human rights assessments and due diligence for certain assets on a risk basis. We set
requirements for all suppliers regarding general human rights expectations. We also include human rights clauses in significant
agreements and contracts and follow up selected suppliers on their performance through verifications and follow-up findings.
We have developed a performance framework built around four pillars: leadership and governance, risk management,

partner and
supplier maturity, and management of salient issues. A set of internal monitoring indicators will be implemented as a first step under this framework.
Following the adoption of our supply chain due diligence priorities, we saw an increase in engagement with prioritised first-tier
suppliers. Through risk mapping and assessment of red flags within value and supply chains of seven suppliers, risks and impacts are
being addressed jointly.
In 2021, we have assessed conditions for workers involved in specific construction projects in Malaysia, China and Singapore.
Moreover, indicators of forced labour (as defined by the International Labour Organisation) have been identified in seven contracts or projects we are linked to, most typically in relation to payment of recruitment fees, retention of identity documents, restriction of
movement, excessive overtime and substandard living conditions. Compensation towards undue payment such as recruitment fees
has been confirmed to 6,203 workers in our value and supply chains. In 2021, Equinor conducted

30 human rights verifications of
suppliers covering 10 countries.
During our early-stage portfolio development of solar energy in 2021 we noted several reports and concerns about potential forced
labour in the solar supply chain. In an effort to address this risk, we have proactively engaged with peers, partners,

suppliers and
industry associations such as the Solar Energy Industry Association (SEIA) to increase the visibility in our supply chains, while
supplier risk assessments have been conducted by third party experts.

Equinor, Annual Report on Form 20-F 2021

Socio-economic impact
Contributing positively to societies and communities where we operate has always been important for Equinor and will continue to be
so during the energy transition. Through our core business and supply chain, as well as broader social engagement, we primarily
create economic value and opportunities for society and communities through:

●

Providing reliable energy in a sustainable way
●

Providing significant revenues for countries through the taxes we pay

●

Creating jobs, developing staff, and promoting diversity and inclusion in our workforce and beyond
●

Generating economic opportunities across our value chain through sourcing of goods and services
●

Driving innovation, research and development of new technologies to improve society
In 2021, we published, for the first time, our Tax Contribution Report. This provides a breakdown of tax contributions paid by Equinor
ASA and subsidiaries in 2020. Tax earnings from Equinor, a significant tax contributor,

provide governments and authorities with the
opportunity to increase welfare and strengthen their societies. The report discloses Equinor’s approach to tax and tax strategy,
compliance and governance and provides information about the corporate income tax Equinor paid in countries and locations where
we create value across all our businesses. The full report can be found on our webpage.
We generate important socio-economic impacts through working with suppliers. In 2021, supplier spend totalled over USD 16 billion.
As an example, the signing of four new contracts with Aibel this year worth around USD

600 million will create around 3,500 person
years employment ensuring job opportunities for several years in the local Norwegian communities of Haugesund,

Harstad, Asker,
and Stavanger.
Thriving local supply chains are important for regional economic development and for Equinor, as we invest in long-term infrastructure that will be operational for decades. An illustrative case is the ‘Bridge’ project that Equinor launched in Brazil that is intended to build
capacity and create opportunities for local start-ups, and small and medium sized enterprises. We have also continued

our support for
educational programmes, for example the agreement signed in 2021 with the department of Chemical and Mining Engineering at the
University of Dar Es Salaam in Tanzania,
Read more about socio-economic impact in the context of how we develop our people, involve them in the development of the
company and embrace diversity and drive inclusion in section 2.15 Our people.
Integrity and transparency
An ethical business culture is the cornerstone of a sustainable company. As a global company, Equinor is present in parts of the world where corruption is a high risk. With a strategic focus on increased investments in new energy markets, we have continued our work
on ethics and compliance throughout 2021.

Our commitment to conduct business in an ethical, socially responsible and transparent manner has remained unchanged during the Covid-19 pandemic.
The Code of Conduct sets out our commitment and requirements for how we do business at Equinor. It applies to our employees,
board members and hired personnel. We train our employees on how to apply the Code of Conduct in their daily work and require all
employees to confirm annually that they understand and will comply with it. We expect our suppliers to act in a way that is consistent
with our Code of Conduct and engage with them to help them understand our ethical requirements and how we do business.
Our Code of Conduct explicitly prohibits engaging in bribery and corruption in any form. Equinor’s

Anti-Corruption Compliance
Program summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and
maintaining our high ethical standards. The Program lays down the foundation for ensuring that anti-bribery and corruption risks are
identified, concerns are reported, and measures are taken to mitigate risk throughout the organisation.
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
We believe that through disclosure of payments to governments we promote accountability and build trust in the societies where we
operate. Since 2014, we have reported our payments to governments on a country-by-country, project-by-project and legal entities basis. This reporting represents a core element of transparent corporate tax disclosure. The “Tax Contribution Report” provides further

Equinor, Annual Report on Form 20-F 2021

insight into our approach to tax, including use of controversial tax jurisdictions, incentives and transfer pricing, and explaining why and
where we pay the taxes we pay.
We have long standing relationships with the UN Global Compact, the World Economic Forum’s Partnering Against Corruption
Initiative (PACI) and Transparency International (TI). Equinor, as a long-standing supporter of the Extractive Industries Transparency
Initiative (EITI), has throughout 2021 continued its active participation in the EITI multi-stakeholder process with the clear objective of
strengthening revenue transparency and good governance in the sector.

Equinor, Annual Report on Form 20-F 2021

2.15
Our people
Hywind Scotland floating offshore wind farm - Stine Myhre Selås.
Equal opportunities
Our focus on diversity and inclusion
We are a values-driven company - open, collaborative, courageous and caring. Embracing diversity and driving inclusion is
fundamental to us. As outlined in our code of conduct, we do not tolerate any discrimination or harassment of colleagues, or others
affected by our operations, and everyone will be treated with fairness, respect and dignity. We focus on diversity and inclusion (D&I)
because we believe that leveraging our diverse workforce and creating a safe and inclusive work environment will enable us to deliver
on our strategy – taking a leading role in the energy transition.

We believe diversity is about what makes us who we are – what shapes our thoughts and perspectives. As a company we have
focused on increasing gender balance for many years, including representation in leadership,

development opportunities and through
supporting girls and women in science, technology, engineering, and mathematics (STEM) education through our sponsorship programs, and early talent recruitment. Since 2019 we have focused on increasing awareness of diversity beyond gender, and have
set an ambition that all teams in Equinor be diverse and inclusive by 2025. This ambition is set on a global corporate level.

We built our ambition on research that says diverse and inclusive teams are more innovative and perform better. That is why we focus on bringing together people with different backgrounds, experiences and competencies to share ideas and challenge groupthink.
These teams will only be successful if everyone feels safe, included and supported at work. As a tool to help drive our D&I ambition,
we use metrics that look at the diversity dimensions of gender, age, nationality and experience. We believe diversity is broader than these dimensions, and work to increase awareness, understanding and support for diversity on a broader level. We aim to work more
systematically to remove any barriers and strengthen inclusion for colleagues who identify as a minority group in terms of disability,
ethnicity, LGBTQ+, religion and caring responsibilities. We measure inclusion through our annual people survey, while protecting the anonymity of our employees on these sensitive topics.
The D&I roadmap is owned by Corporate People & Organisation (HR), however deliverables are implemented through broader HR
and cross-functional collaboration with Health and Working Environment and Safety. The Corporate Executive Committee provides strategic direction for D&I, and the Board of Directors ensures that our duty to engage in equality work is met. Progress updates are
provided through formal channels and meetings.
We involve union representatives and safety delegates as part of our processes, both through selective projects and the formal
structures of central union representative meetings. In 2021, we revised the local tariff agreement on equality, equity and diversity for
Equinor ASA. The agreement (likestillingsavtale) between the company and union Industri Energie applies to all employees in Equinor

Equinor, Annual Report on Form 20-F 2021

ASA and states that we as an employer work to ensure all employees are treated equally regarding recruitment, pay and working
conditions, training, career paths and professional development.

Equinor, Annual Report on Form 20-F 2021

Building diverse and inclusive teams

Diverse and inclusive teams are built on processes and structures that support equal opportunities.

In 2021, we adjusted our
operating model to further expand the use of competence centres. This has increased our organisational flexibility and will help build
diverse teams and facilitate collaboration. Our internal job market offers transparency of available opportunities.
Recruitment plays a vital part in our D&I strategy as it provides the opportunity to increase our workforce diversity. We have a 50:50
global ambition for gender and nationality (Norwegian and non-Norwegian) for our early talent programs.

In Brazil we align with local
legal requirements of hiring people with disability. In this regard, we have identified the need to review our recruitment process to determine accessibility for candidates. Initially our focus will be to review the digital recruitment process in Brazil and Norway.
Consideration of broader and global actions will follow.
In 2021, we continued to focus our talent attraction to be broader in terms of where and how we find talent and reviewing our
compensation and benefits. We believe this will increase the diversity of our potential candidates, both globally and in Norway. We
have reviewed some of our earlier actions to determine if they have been successful in attracting diverse candidates in terms of
gender and nationality. Actions included revised job description and the expectations listed and supporting hiring managers to limit impact of unconscious bias in recruitment process. We will explore further improvement opportunities in 2022.

We believe that building a fit-for-future workforce, driving a strong performance development culture, and empowering our people to
perform at their best, is important to driving D&I. We emphasize the importance of everyone driving their own growth and development
in the company, underpinning our focus on equal opportunities for all. We believe our feedback culture supports a safe, supportive, and inclusive environment. In 2021, we saw a slight decrease in number of people asking for and people giving feedback and we will
work to identify actions to strengthen our feedback culture further.

Gender
Equinor has worked systematically to increase women in leadership positions over several years. In 2021,

our CEO appointed a
gender balanced Corporate Executive Committee. The leadership level reporting into the CEC also represents 49% female leaders.
Embedding D&I in our key people processes, including talent and succession reviews, leadership assessments, leadership
development courses and top-tier leadership deployment has contributed to the senior leadership gender balance in Equinor.
Permanent employees and percentage of women

in the Equinor group
as of 31 December 2021
Number of employees Women
Geographical region 2021 2020 2019 2021 2020 2019
Norway 18,237 18,238 18,128 31% 31% 31%
Rest of Europe 1,427 1,381 1,359 24% 23% 23%
Africa 63 73 73 37% 37% 36%
Asia 80 68 70 41% 44% 49%
North America 667 882 1,199 33% 33% 31%
South America 652 603 583 31% 31% 30%
Total 21,126 21,245 21,412 31% 31% 30%
Non-OECD 869 821 823 33% 33% 32%
In line with revised guidelines in gender pay reporting, Equinor has published the earnings ratio between males and females for both
total compensation and for base pay for Norway, Brazil, UK and USA. The gender pay gap reported for total compensation is larger than that of base pay. Our analysis shows that a key driver for this difference is the higher representation of males in skilled offshore and other operational positions. These roles are typically compensated with a range of additional elements beyond base salary, such
as offshore allowances or shift allowances, as well as overtime payments. The gender imbalance in these roles compared to non-
operational onshore roles result in a wider pay gap for total compensation than with base salary.
A full table showing the breakdown of earning ratios in all major Equinor locations by Equinor’s job structure can be found in the
Equinor data hub . In line with our principles on pay equity, Equinor will continue to develop our understanding of the underlying causes of potential gender imbalances in all our compensation items. We will seek to identify opportunities where we can proactively
address gaps, whilst also being conscious of structural differences which may be beyond our ability to address.
To show our commitment to equal and inclusive workplaces, Equinor participates in Gender Equality Indexes that aim to give more visibility into reporting. This includes the Nordic SHE Index where Equinor was ranked number one out of 92 participating companies
in Norway, receiving the SHE Index award in March 2021 for our progress towards gender equality. We commit to disclosing our efforts to support gender equality as we believe increased transparency in this work will have an impact on increasing gender balance
both within our industry and in business more broadly.

Equinor, Annual Report on Form 20-F 2021

Creating a safe and inclusive workplace for all
We want to be a great place to work for all. To achieve this, we need everyone to feel that they belong, can be safe to be themselves at work, and can speak up. We have set clear expectations for leaders to drive an inclusive culture,

and to seek out diversity when
building teams. In 2021, the CEO sharpened the leadership expectations to match the key drivers for the energy transition. Emphasis
was placed on inclusion and our leaders’ abilities to build trust and create an environment where everyone can bring their whole self
to work and have their voices heard and respected. These expectations are integrated in all our leadership development programs
and tools.

In 2021, we increased awareness around mental health and communicated support and benefits available. Through our annual
people survey and other feedback mechanisms, we have identified the need for further support.

Plans to support mental health and
wellbeing include allocating funds to welfare activities in all the countries we operate, and mental health support from external
expertise through webinars and podcasts to employees and leaders. Additionally, all employees will receive a lump sum equivalent to
1,000 USD to spend on activities of their choice, to support their wellbeing.
We have identified that using Teams to collaborate across the organisation has increased inclusion of our colleagues with vision-

and
hearing impairments. In 2021, we identified risks and barriers related to office technology and building accessibility in Norway. As a
response, we have started upgrading the technology systems in our offices, and improved office accessibility in terms of noise
reduction measures in our canteens. Accessibility improvements will continue to be a focus in 2022 as we plan to do further analysis
to determine actions and priorities.
Employee resource groups (ERGs) play an important role in increasing understanding and knowledge about diversity and creating
inclusion and engagement. Home office requirement across our offices and locations have had an impact on their actions and engagement. In 2021, further support was offered to the ERGs by promoting and supporting various initiatives,

and the set-up of
additional ERGs including Black in Equinor in Brazil, incluzive in UK, and Mental Health in Norway. Having analyzed our impact, we have identified that these measures have not been sufficient and further actions in 2022 focus on senior sponsorship and HR support
to strengthen activity and engagement. Our ERGs are run through groups in Norway, Brazil, US and UK, but are inclusive and welcoming of employee in all our locations.

Flexibility

In line with local Covid-19 restrictions and guidelines, we introduced a flexible work strategy to support combining work from the office
with work done outside the office in a virtual way. In close collaboration with union representatives, we established corporate principles for flexible work agreements, which will guide our future efforts for teams that can safely and securely perform their tasks
outside an Equinor office or asset. We believe flexibility will support employees with caring responsibilities and other personal
commitments that require flexibility to ensure work-life balance, and continue to work to determine how best to apply these principles.
In Equinor ASA most of our employees work on a full-time basis, and we do not have employees who work involuntary part-time. The
2.4% of employees who work part time, do so on a voluntary basis. This group represents mostly women. We will continue to monitor
the number of part time workers and the gender balance to determine if further analysis is required to understand if Equinor can better
support employees who currently work part-time but wish to work full time

Number of employees, voluntary part time employees

and temporary employees 2021
Female Male
as of 31 December 2021
Number of employees 5,690 12,527
Voluntary part time employees (in %) 5.5% 1.0%
active in 2021
Temporary employees
Summer internship 57 89
Apprentices 148 385
Other temporary employees 10 24
We offer 16 weeks paid parental leave for all Equinor employees who become parents. In Equinor ASA, we report on the average
number of weeks employees took in relation to the Norwegian Statutory parental leave. According to Norwegian Statutory parental
leave, mothers have a quota of 18 weeks and fathers have 15 weeks with 100% pay. An additional 16 weeks may be split between mothers and fathers at 100% pay. Parents in same-sex couples have the same rights. On average men took less leave than the 15

Equinor, Annual Report on Form 20-F 2021

weeks they are entitled to. This may reflect that the leave may be spread beyond the first 12 months, and we have identified the
opportunity to do further analysis to understand the data.

Equinor, Annual Report on Form 20-F 2021

Norwegian statutory parental leave, Equinor ASA

2021
Number of
employees Average weeks
Median number of
weeks
Female 293 29 32
Male 546 12 15
The numbers above include both statutory paid and

employee requested unpaid parental leave.
Our people performance data relate to permanent employees in our direct employment. Equinor defines consultants as contracted
personnel that are mainly based in our offices. Hired and contractor personnel, defined as third party service providers to onshore and
offshore operations, are not included in the table. These were roughly estimated to be 40,800 in

2021. The information about people
policies applies to Equinor ASA and its subsidiaries.
Total workforce by region, employment type and new hires in the

Equinor group in 2021
as of 31 December 2021
Geographical region
Permanent
employees Consultants
Total
workforce
1)
Consultants
(%) Part time (%) New hires
Norway 18,237 1,261 19,498 6% 2.4% 580
Rest of Europe 1,427 65 1,492 4% 1.5% 167
Africa 63 4 67 6% 0.0% 3
Asia 80 19 99 19% 0.0% 19
North America 667 62 729 9% 0.0% 38
South America 652 39 691 6% 0.2% 79
Total 21,126 1,450 22,576 6% 2.2% 886
Non-OECD 869 62 931 7% 0.1% 102
1)
Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations,

are not included. These
were roughly estimated to be 40,800 in 2021.

Employee relations

In Equinor we continuously involve our people in the development of the company. This includes internal cross-functional collaboration and liaising with union representatives, and safety delegates according to local law, regulation, and practice. In 2021, this was vital in the work related to the new operating model and corporate flexible work strategy and principles. Cooperation and
dialogue with trade unions and employee representatives has also been a prerequisite for all changes we make related to our physical
workplace. We respect employees’ rights to organize and their opportunity to bring forward their opinions, and we have the same clear
expectation of our suppliers and partners. Data on union membership figures is available in our sustainability performance data at
Equinor.com.
Measuring our progress
Our work with D&I is broad in scope. Measuring progress towards our D&I ambition, that all teams will be diverse and inclusive by
2025, requires both formal and in-formal data collection methods. We have identified improvement opportunities in how we report on
metrics globally, which has been highlighted in our prioritized actions for 2022.
In 2021, we continued to measure progress on our D&I ambition with the Corporate D&I

KPI. The KPI was implemented in 2019 and
is made up by two indexes. The diversity index monitors each business area’s progression on team diversity in terms of gender, age,
nationality and experience.
The inclusion index is measured in our annual people survey and measures employees’ perception of inclusion in their teams. The
diversity index shows a slow but steady increase over the year with 2021 figure being 39 (baseline

2018 was 33, with 2025 ambition
of 55). Our inclusion index has increased over the years, however in 2021 the figure dropped one point to 77 (baseline 2018 was 76,
ambition 80). The D&I KPI has been a valuable tool since it was implemented, however our revised operating model requires us to
reconsider our D&I metrics going forward. We have also identified the need to improve the way we measure and report actions and
initiatives that go beyond diversity metrics – including engagement around D&I, activities by ERGs,

and engagement on internal
communication channels. In 2022, we aim to formalise these metrics further.

Equinor, Annual Report on Form 20-F 2021

Equinor, Annual Report on Form 20-F 2021

Plans and priorities for 2022 and beyond
We continually review our D&I scope, priorities and reporting requirements, working towards our D&I ambition. One of our priorities for
2022 is to gain better overview of all our initiatives and metrics to determine our progress on a country level. This includes gaining
better understanding of country reporting requirements according to local legislative framework in our largest locations of Norway, UK,
USA and Brazil.
We will also complete a risk assessment to examine discrimination risks and diversity barriers to prioritise actions for 2022 and beyond. This project will be led by People & Organisation in collaboration with legal and union representatives. A few concrete
activities have been prioritised for 2022 and will be part of the risk assessment. These include the following deliverables that are both
on global and Norwegian level:
1)

Review and revise current D&I metrics to better report on our progress and legal requirements.
2)

Analyze current state to ensure equity in key people processes, including recruitment, and further identify actions to increase
accessibility for our colleagues.

3)

Strengthen and build a more inclusive culture by increasing awareness of diversity beyond gender –

with particular focus on
activities related to disability, mental health and ethnicity.
Hammerfest LNG plant, Melkøya

Equinor, Annual Report on Form 20-F 2021

3

Corporate governance

Equinor, Annual Report on Form 20-F 2021

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
the annual general meetings.
Marketing of petroleum on behalf of the Norwegian State
Equinor’s articles of association provide that Equinor is responsible for marketing and selling petroleum produced under the State’s
direct financial interest’s (SDFI) shares in production licences on the Norwegian continental shelf as well as petroleum received by the
Norwegian State paid as royalty together with its own production. Equinor’s general meeting adopted an instruction in respect of such
marketing on 25 May 2001, as most recently amended by authorisation of the annual general meeting on 15 May 2018.
Nomination committee
The tasks of the nomination committee are to present a recommendation to:
●
The general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly.
● The general meeting regarding the election of members of the nomination committee.
●
The general meeting for the remuneration of members of the corporate assembly and the nomination committee.

Equinor, Annual Report on Form 20-F 2021

●
The corporate assembly regarding the election of shareholder-elected members to the board of directors.
●
The corporate assembly for the remuneration for members of the board of directors.
●
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
Conduct applies to Equinor’s board members, employees and hired personnel. It is divided into five main categories: The Equinor
way, Respecting our people, Conducting our operations, Relating to our business partners and Communities and environment.
The Code of Conduct is approved by the board of directors.
Equinor seeks to work with others who share its commitment to ethics and compliance, and Equinor manages its risks through in-
depth knowledge of suppliers, business partners and markets. Equinor expects its suppliers and business partners to comply with
applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with

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
Training and certifying the Code of Conduct
All Equinor employees must annually confirm electronically that they understand and will comply with the Code of Conduct and pass a
quiz to certify as competent (Code certification). The Code certification reminds the individuals of their duty to comply with Equinor’s
values and ethical requirements, including how to report concerns.
In 2021, the Code of Conduct was included in Equinor’s competence assurance management solution (CAMS), providing
management with the opportunity to monitor the completion rate daily, and be more targeted in their follow-up based on completion data in the Code of Conduct dashboard.
Further, there are specific training on various compliance topics, including anti-corruption, anti-trust, anti-money laundering and sanctions. In 2021, many workshops were held virtually. The anti-corruption and anti-money laundering e-learning was updated in
2021.

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
Open dialogue and raising concerns
Equinor is committed to maintain an open dialogue on ethical issues. The Code of Conduct requires those who suspect a violation of
the Code of Conduct or other unethical conduct to raise their concern. Employees are encouraged to discuss concerns with their
leader. Equinor recognises that raising a concern is not always easy so there are several internal channels for taking concerns forward, including through People and Organisation or the ethics and compliance function in the legal department. Concerns can also
be raised through the externally operated Ethics Helpline which is available 24/7 and allows for anonymous reporting and two-way
communication. Equinor has a non-retaliation policy for anyone who raises an ethical or legal concern in good faith.
More information about Equinor’s policies and requirements related to the Code of Conduct is available on
www.equinor.com/en/about-us/ethics-and-compliance-in-equinor.html .

Equinor, Annual Report on Form 20-F 2021

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
The members of Equinor's audit committee include an employee-elected director. Equinor relies on the exemption provided in Rule
10A-3(b)(1)(iv)(C) from the independence requirements of the US Securities Exchange Act of 1934 with respect to the employee-
elected director. Equinor does not believe that its reliance on this exemption will materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 relating to audit committees. The other members of
the audit committee meet the independence requirements under Rule 10A-3.
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
NYSE rules require the compensation committee of US companies to comprise independent directors,

recommend senior
management remuneration and determine the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations.

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

Equinor, Annual Report on Form 20-F 2021

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
The next annual general meeting (AGM) is scheduled for 11 May 2022.The AGM will be held as a combined physical and digital meeting (subject to potential Covid-19 restrictions). Practical details will follow from the notice of AGM and on our website. The AGM
is conducted in Norwegian, with simultaneous English translation during the webcast. At Equinor's digital AGM on 11 May 2021, 80.18
% of the share capital was represented either by personal attendance, by proxy or by advance voting.
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
considered.

Equinor, Annual Report on Form 20-F 2021

The following matters are decided at the AGM:
●

Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and
recommended by the corporate assembly.

●

Election of the shareholders' representatives to the corporate assembly and approval of the corporate assembly's fees.

●

Election of the nomination committee and approval of the nomination committee's fees.

●

Election of the external auditor and approval of the auditor's fee.

●

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

Equinor, Annual Report on Form 20-F 2021

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
●

The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly,
and the remuneration for members of the corporate assembly.
●

The annual general meeting for the election and remuneration of members of the nomination committee.
●

The corporate assembly for the election of shareholder-elected members of the board of directors and remuneration for the members of the board of directors.
●

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
Equinor's nomination committee consists of the following members as of 31 December 2021 and are elected for the period up to the
annual general meeting in 2022:
●

Tone Lunde Bakker (chair), CEO of Export Finance Norway (also chair of Equinor’s corporate assembly)
●

Bjørn Ståle Haavik, Director General Department for Economic and Administrative Affairs, Norwegian Ministry

of Petroleum and
Energy (personal deputy for Bjørn Ståle Haavik is Andreas Hilding Eriksen, Secretary General

at the Norwegian Ministry of
Petroleum and Energy)
●

Jarle Roth, CEO of Umoe Group (also a member of Equinor’s corporate assembly)
●

Berit L. Henriksen, self-employed advisor
The board considers all members of the nomination committee to be independent of Equinor's management and board of directors.
The nomination committee held 21 ordinary meetings in 2021.
The instructions for the nomination committee are available at www.equinor.com/nominationcommittee .
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

They represent a broad cross-
section of the company's shareholders and stakeholders. Six members (with deputy members)

and three observers are elected by
and among our employees in Equinor ASA or a subsidiary in Norway.

Such employees are non-executive personnel. The corporate
assembly elects its own chair and deputy chair from and among its members.
Members of the corporate assembly are normally elected for a term of two years and all live in

Norway. Members of the board of
directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings

Equinor, Annual Report on Form 20-F 2021

unless the corporate assembly decides otherwise in individual cases. Members of the corporate assembly do not have service
contracts with the company or its subsidiaries providing for benefits upon termination of office.
An overview of the members and observers of the corporate assembly as of 31 December 2021 follows.

Equinor, Annual Report on Form 20-F 2021

Name Occupation
Place of
residence
Year of
birth Position
Family relations
to corporate
executive
committee,
board or
corporate
assembly
members
Share
ownership
for members
as of 31
December
2022
Share
ownership
for members
as of 8 March
2022
First
time
elected
Expiration
date of
current
term
Tone Lunde
Bakker
CEO Export Finance Norway Oslo 1962 Chair,
Shareholder-
elected
No 0 0 2014 2022
Nils Bastiansen Executive director of equities in
Folketrygdfondet
Oslo 1960 Deputy chair,
Shareholder-
elected
No 0 0 2016 2022
Greger
Mannsverk
Managing director, Kimek AS Kirkenes 1961 Shareholder-
elected
No 0 0 2002 2022
Terje Venold Independent advisor with
various directorships
Bærum 1950 Shareholder-
elected
No 500 500 2014 2022
Kjersti Kleven Co-owner of John Kleven AS Ulsteinvik 1967 Shareholder-
elected
No 0 0 2014 2022
Jarle Roth CEO, Umoe Group Bærum 1960 Shareholder-
elected
No 500 500 2016 2022
Finn Kinserdal Associate professor,
Norwegian School of
Economics and Business
(NHH)
Bergen 1960 Shareholder-
elected
No 0 0 2018 2022
Kari Skeidsvoll
Moe
General Counsel,
Trønderenergi AS
Trondheim 1975 Shareholder-
elected
No 0 0 2018 2022
Kjerstin Fyllingen CEO at Haraldsplass
Diakonale Sykehus AS
Paradis 1958 Shareholder-
elected
No 0 0 2020 2022
Kjerstin
Rasmussen
Braathen
CEO of DNB ASA Oslo 1970 Shareholder-
elected
No 353 353 2020 2022
Mari Rege Professor of Economics at the
UiS Business School at the
University of Stavanger
Stavanger 1974 Shareholder-
elected
No 0 0 2020 2022
Trond Straume CEO of Volue ASA Sandnes 1977 Shareholder-
elected
No 100 100 2020 2022
Peter B. Sabel Union representative,
Tekna/NITO, Project Leader

Hafrsfjord 1968 Employee-
elected
No 0 0 2019 2023
Oddvar Karlsen Union representative, Industri
Energi
Brattholmen 1957 Employee-
elected
No 1,177 342 2019 2023
Berit Søgnen
Sandven
Union representative,
Tekna/NITO, Principal
Engineer Fiscal metering
Kalandseidet 1962 Employee-
elected
No 3,826 4,039 2019 2023
Terje Enes Union representative, SAFE,
Discipl Resp Maint Mech
Stavanger 1958 Employee-
elected
No 850 417 2017 2023
Lars Olav Grøvik Union representative, Tekna,
Advisor Petech
Bergen 1961 Employee-
elected
No 8,354 8,672 2017 2023
Frode Mikkelsen Union representative, Industri
Energi
Hauglandshe
lla
1957 Employee-
elected
No 569 416 2019 2023
Per Helge
Ødegård
Union representative, Lederne,
Discipl resp operation process
Porsgrunn 1963 Employee-
elected,
observer
No 568 417 1994 2023
Ingvild Berg
Martiniussen
Union representative,
Tekna/NITO, Principal
Researcher Production
Technology
Porsgrunn 1975 Employee-
elected,
observer
No 2,480 2,605 2021 2023
Anne Kristi
Horneland
Union representative, Industri
Energi, employee
representative RIR
Hafrsfjord 1956 Employee-
elected,
observer
No 7,801 8,075 2006 2023
Total 27,078 26,436

Equinor, Annual Report on Form 20-F 2021

Shareholder elected members of the corporate assembly were elected in May 2020 for a period of two years. However, Brynjar
Kristian Forbergskog chose to resign as a member in June 2021. Accordingly, deputy member Trond Straume became a member of the corporate assembly as of 9 June 2021. An election of the employee-elected members of the corporate assembly was held in early
2021. As of 12 May 2021, Peter B. Sabel (previously observer) was elected as new member, replacing Sun Maria Lehmann. Oddvar
Karlsen, Berit Søgnen Sandven, Lars Olav Grøvik, Frode Mikkelsen and Terje Enes were re-elected as members of the corporate assembly. Ingvild Berg Martiniussen was elected as new observer, replacing Peter B. Sabel. Per Helge Ødegård and Anne Kristi
Horneland were re-elected as observers. A total list of members and deputy members can be found at
www.equinor.com/corporateassembly .
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
Equinor's corporate assembly held four ordinary meetings in 2021. The chair of the board and the CEO participated in all four
meetings. Other members of management were also present at the meetings.
The procedure for the work of the corporate assembly, as well as an updated overview of its members, is available at
www.equinor.com/corporateassembly .

Equinor, Annual Report on Form 20-F 2021

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
Equinor ASA has purchased and maintains a Directors and Officers Liability Insurance on behalf of the members of the board of
directors and the CEO. The insurance also covers any employee acting in a managerial capacity and includes controlled subsidiaries.
The insurance policy is issued by a reputable insurer with an appropriate rating.
The board held eight ordinary board meetings and three extraordinary meetings in 2021. Average attendance at these board meetings was 100%.
Further information about the members of the board and its committees, including information about expertise,

experience, other
directorships, independence, share ownership and loans, follows and is available on our website at
www.equinor.com/board .

Equinor, Annual Report on Form 20-F 2021

Members of the board of directors as of 31 December 2021:
Jon Erik Reinhardsen
Born: 1956
Position: Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.
Term of office:
Chair of the board of Equinor ASA since 1 September 2017. Up for election in

2022.
Independent: Yes
Other directorships: Member of the board of Oceaneering International, Inc., Telenor ASA and Awilhelmsen AS and chair of the board of Fire Security AS.
Number of shares in Equinor ASA as of 31 December 2021: 4,584
Loans from Equinor: None
Experience:
Reinhardsen is a part-time senior advisor with BearingPoint Capital. Reinhardsen was the Chief

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
Family relations:

No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:
In 2021, Reinhardsen participated in eight ordinary board meetings, three extraordinary board meetings,

six meetings
of the compensation and executive development
committee and four meetings of the audit committee. Reinhardsen is a Norwegian citizen and resident in Norway.
Jeroen van der Veer
Born:

1947
Position:

Shareholder-elected deputy chair of the board, chair of the board's audit committee and member of the board's safety,
sustainability and ethics committee.
Term of office
: Deputy chair of the board of Equinor ASA since 1 July 2019 and member since

18 March 2016. Up for election in 2022.
Independent : Yes
Other directorships : Chair of the supervisory board of Royal Boskalis Westminster NV.
Number of shares in Equinor ASA as of 31 December 2021:

6,000
Loans from Equinor:

None
Experience : After he retired in 2009 van der Veer continued with the international oil and gas company Royal Dutch Shell Plc (Shell)
as a non-executive director on the board until 2013. He was the Chief Executive Officer of Shell in the

period 2004 - 2009. He started
to work for Shell in 1971 and has experience within all sectors of the business and has significant competence within corporate
governance.

Equinor, Annual Report on Form 20-F 2021

Education: Degree in Mechanical Engineering (MSc) from Delft University of Technology, Netherlands and a degree in Economics
(MSc) from Erasmus University, Rotterdam, Netherlands. Since 2005 he holds an honorary doctorate from the University of Port
Harcourt, Nigeria.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters : In 2021, van der Veer participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and two extraordinary meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. van der
Veer is a Dutch citizen and resident in the Netherlands.
Bjørn Tore Godal

Born : 1945
Position:
Shareholder-elected member of the board, the board's compensation and executive development committee and the
board's safety, sustainability and ethics committee.
Term of office:
Member of the board of Equinor ASA since 1 September 2010. Up for election in 2022.
Independent: Yes
Other directorships: Chair of the Oslo Center’s Board of Trustees.
Number of shares in Equinor ASA as of 31 December 2021: None
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
Family relations:
No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:

In 2021, Godal participated in eight ordinary board meetings, three extraordinary board meetings,

six meetings of the
compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Godal is a
Norwegian citizen and resident in Norway.
Rebekka Glasser Herlofsen
Born : 1970
Position : Shareholder-elected member of the board and the board's audit committee.

Equinor, Annual Report on Form 20-F 2021

Term of office
: Member of the board of Equinor ASA since 19 March 2015. Up for election in

2022.
Independent : Yes
Other directorships
: Chair of the board of Norwegian Hull Club (NHC) and Handelsbanken

Norge, board member of SATS ASA,
Rockwool International A/S, BW Offshore ASA, Klaveness Combination Carriers ASA and Wilh. Wilhelmsen Holding

ASA.
Number of shares in Equinor ASA as of 31 December 2021: 220
Loans from Equinor: None
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
Other matters:

In 2021, Herlofsen participated in eight ordinary board meetings, three extraordinary board meetings and six ordinary
and two extraordinary meetings of the audit committee. Herlofsen is a Norwegian citizen and resident in Norway.
Anne Drinkwater
Born : 1956
Position : Shareholder-elected member of the board, chair of the board’s safety, sustainability and ethics committee and member of the board’s audit committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2022.
Independent:

Yes
Other directorships:

Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA as of 31 December 2021:

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
Education: Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.
Family relations:
No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:

In 2021, Drinkwater participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and two extraordinary meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. Drinkwater is a British citizen and resident in the US.

Equinor, Annual Report on Form 20-F 2021

Jonathan Lewis
Born : 1961
Position
: Shareholder-elected member of the board and member of the board’s compensation and executive development committee
and the board’s safety, sustainability and ethics committee.
Term of office : Member of the board of Equinor ASA since 1 July 2018. Up for election in 2022.
Independent : Yes
Other directorships : Member of the board of Capita plc.
Number of shares in Equinor ASA as of 31 December 2021 : None
Loans from Equinor : None
Experience
: Lewis joined as chief executive officer (CEO) to Capita plc in December 2017; having previously spent 30 years working
for large multi-national companies in technology-enabled industries. Lewis came to Capita plc from Amec Foster Wheeler plc, a global
consulting, engineering and construction company, where he was CEO from 2016 - 2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996 - 2016. Lewis has previously held several directorships
within technology and the oil and gas industry.
Education:
Stanford Executive Program (SEP) from Stanford University Graduate School of Business, a PhD, Reservoir
Characterisation, Geology/Sedimentology from University of Reading as well as a Bachelor of Science,

Geology from Kingston
University.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:

In 2021, Lewis participated in eight ordinary board meetings, three extraordinary board meetings,

six meetings of the
compensation and executive development committee and five meetings of the safety, sustainability and ethics committee.

Lewis is a
British citizen and resident in the UK.
Finn Bjørn Ruyter
Born : 1964
Position
: Shareholder-elected member of the board and member of the board’s audit committee and the board’s compensation

and
executive development committee.
Term of office : Member of the board of Equinor ASA since 1 July 2019. Up for election in 2022.
Independent : Yes
Other directorships
: Chair of the board of Energi Norge AS and board member of Fortum

Oslo Varme AS, Cegal Sysco AS, Eidsiva
Energi AS and several subsidiaries of Hafslund Eco AS.
Number of shares in Equinor ASA as of 31 December 2021 : 620
Loans from Equinor : None
Experience
: Ruyter has since July 2018 been chief executive officer (CEO) of Hafslund Eco AS. He was CEO of Hafslund ASA from
January 2012, and chief financial officer (CFO) in the company from 2010 - 2011. In 2009 - 2010 he held a position as chief operating officer (COO) in the Philippine hydro power company SN Aboitiz Power. In the period 1996 - 2009 he led the power trading entity and from 1999 also the energy division in Elkem. From 1991 - 1996 Ruyter worked with energy trading in Norsk Hydro.

Equinor, Annual Report on Form 20-F 2021

Education:
Master’s degree in Mechanical Engineering from the Norwegian University of Technology (NTNU) and an MBA from BI
Norwegian School of Management.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:

In 2021, Ruyter participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and
two extraordinary meetings of the audit committee and six meetings of the compensation and executive development committee.
Ruyter is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Tove Andersen
Born : 1970
Position
: Shareholder-elected member of the board and the board’s compensation and executive development committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2020.

Up for election in 2022.
Independent : Yes
Other directorships : Member of the board of Borregaard ASA.
Number of shares in Equinor ASA as of 31 December 2021:

4,700
Loans from Equinor:

None
Experience : Andersen is President & chief executive officer (CEO) of Tomra Systems ASA as of 16 August 2021. Prior to this, she held the position as executive vice president for Europe in Yara International ASA. Andersen was part of the executive management team in Yara since 2016 where she also held positions as executive vice president, Production and executive vice president, Supply
Chain. Previously she has had several management roles within Yara and Norsk Hydro/Yara and she started in Norsk Hydro in 1997.
She has extensive international industrial experience, and she has broad board experience.
Education : Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master of Business Administration
from the BI Norwegian Business School.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters
: In 2021, Andersen participated in eight ordinary board meetings, three extraordinary board meetings and five
meetings of the compensation and executive development committee. Andersen is a Norwegian citizen and resident in Norway.
P
er Martin Labråten

Born:

1961
Position:

Employee-elected member of the board, and member of the board’s compensation and executive development committee and the board’s safety, sustainability and ethics committee.
Term of office:

Member of the board of Equinor ASA since 8 June 2017. Up for election in 2023.
Independent:

No
Other directorships:

Labråten is a member of the executive committee of the Industry Energy (IE) trade union and holds a number of
positions as a result of this.
Number of shares in Equinor ASA as of 31 December 2021: 2,642
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
Family relations:

No family relations to other members of the board, members of the corporate executive committee or the corporate
assembly.
Other matters:

In 2021, Labråten participated in eight ordinary board meetings, three extraordinary board meetings three meetings of
the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee.
Labråten is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Hilde Møllerstad
Born: 1966
Position: Employee-elected member of the board and member of the board's audit committee.
Term of office:
Member of the board of Equinor ASA since 1 July 2019. Up for election in 2023.
Independent: No
Other directorships: Chair of Tekna’s ethical board.
Number of shares held in Equinor ASA as of 31 December 2021: 5,234
Loans from Equinor:

None
Experience:

Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in Exploration &
Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from

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
Family relations:
No family relationships to other board members, members of the corporate executive committee or the corporate
assembly.
Other matters:
In 2021, Møllerstad participated in eight ordinary board meetings, three extraordinary board meetings and six ordinary
and two extraordinary meetings of the audit committee. Møllerstad is a Norwegian citizen and resident in Norway.
Stig Lægreid
Born : 1963
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.
Term of office:
Member of the board of Equinor ASA since 1 July 2013. Up for election in 2023.
Independent: No
Other directorships : None
Number of shares held in Equinor ASA as of 31 December 2021 : 125
Loans from Equinor : None
Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary metals.
Employed in ÅSV and Norsk Hydro since 1985.
Education
: Bachelor’s degree, Mechanical Construction from Oslo college of engineering

(OIH).
Family relations:
No family relationships to other board members, members of the corporate executive committee or the corporate
assembly.
Other matters
: In 2021, Lægreid participated in eight ordinary board meetings, three extraordinary board meetings and five meetings
of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.
There were no changes to the composition of the board of directors in 2021. The corporate assembly re-elected all members in June
2021.

Equinor, Annual Report on Form 20-F 2021

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

Recurring items on the board's
annual plan are: safety, security, sustainability and climate, corporate strategy,

business plans, targets, quarterly and annual results,
annual reporting, ethics, management's monthly performance reporting, management compensation issues, CEO and top
management leadership assessment and succession planning, project status review, people and organisation strategy and priorities, two yearly discussions of main risks and risk issues and an annual review of the board's governing documentation.
Climate-related upside and downside risks, and Equinor’s strategic response to these are discussed frequently by the board. In 2021,
the board discussed climate change and the energy transition in most of the ordinary board meetings either as integral parts of
strategy and investment discussions or as separate topics.
In February 2021, following-up on the net-zero ambition launched on 2 November 2020, the board participated in a second workshop
which included climate risk training, building on the workshop conducted in 2020. In March, as part of Equinor’s strategy for significant
growth within renewables, the board participated in the second of two offshore wind deep dives, building on the workshop they
conducted in December 2020. Finally, in June the board participated in a deep dive into Equinor’s low carbon solutions focusing on the project portfolios, profitability and what it takes to deliver on the ambitions. At the beginning of each board meeting, the CEO
meets separately with the board to discuss key matters in the company. At the end of all board meetings, the board has a closed session with only board members attending the discussions and evaluating the meeting. The CEO,

the CFO, the head of Safety,
Security & Sustainability, the senior vice president for communication, the general counsel and the company secretary attend all board meetings. Other members of the executive committee and senior management attend board meetings by invitation in
connection with specific matters.
An induction programme with key members of the management is arranged for new board members. They receive an introduction to
Equinor’s business and relevant information about the company and the board’s work.
The board conducts an annual self-evaluation of its own work and competence, with input from various sources, which generally is
externally facilitated. In the annual board evaluation for 2021, climate change capabilities and knowledge were included as key
components. The evaluation report is discussed in a board meeting and is made available to the nomination committee and also
discussed in a meeting between the chair of the board and the nomination committee as input to the committee’s work.
The entire board, or part of it, regularly visits several Equinor locations in Norway and globally, and a longer board trip for all board members to an international location is made at least every two years. When visiting Equinor locations globally, the board emphasises
the importance of improving its insight into, and knowledge about, safety and security in Equinor’s operations, Equinor’s technical and
commercial activities as well as the company's local organisations. In 2021, the board’s visits were cancelled due to the Covid-19 situation and next board trip is planned for 2022. In 2021, the chair of the board visited the South Brooklyn

Marine Terminal in the
context of the US offshore wind business.
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
They also describe the CEO’s duties vis-à-vis the board of directors.
Further, they state that members of the board and the CEO may not participate in any discussion or decision of issues which are of
special personal importance or special financial interest to them, or to any closely related party. Each board member and the CEO are individually responsible for ensuring that they are not disqualified from discussing any particular matter. Members of the board are
obliged to disclose any interests they or their closely related parties may have in the outcome of a particular issue. The board must
approve any agreement between the company and a member of the board or the CEO. The board must also approve any agreement

Equinor, Annual Report on Form 20-F 2021

between the company and a third party in which a member of the board or the CEO may have a special interest. Each member of the
board shall also continuously assess whether there are circumstances which could undermine the general confidence in the director’s
independence. It is incumbent on each board member to be especially vigilant when making such assessments in connection with the
board's handling of transactions, investments and strategic decisions. The board member shall immediately notify the chair of the
board if such circumstances are present or arise and the chair of the board will determine how the matter will be dealt with. The
board’s rules of procedure will be adjusted in 2022 to reflect the updated recommendation in the Code of Practice chapter 9 relating to
how the board and management shall treat agreements with related parties, including whether an independent valuation should be
obtained. The board's rules of procedure are available on our website at www.equinor.com/board
.

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
below.
Audit committee
The audit committee acts as a preparatory body for the board in connection with risk management,

internal control and financial
reporting, and other tasks assigned to the committee.
In particular, the audit committee shall assist the board in exercising its oversight responsibilities in relation to:
● The financial reporting process and the integrity of the financial statements.
●
The company’s internal control, internal audit and risk management systems and practices.
●
The election of and qualifications, independence and oversight of the work of the external auditor.
● Business integrity, including handling of complaints and reports.
●
Other duties as set out in the Norwegian Public Limited Liability Companies Act § 6-43 and Regulation

10A-3 of the US Securities
Exchange Act and applicable listing requirements.
The audit committee reviews the effectiveness of the system for monitoring compliance with laws and regulations pertaining to business integrity and compliance with Equinor’s Code of Conduct relevant to the committee’s responsibilities.
Under Norwegian law, the external auditor is appointed by the shareholders at the annual general meeting based on a proposal from the corporate assembly. The audit committee is responsible for making recommendations regarding appointment, re-appointment or removal of the company’s external auditor, and supports the board and the corporate assembly in their roles related to the election of external auditors for Equinor ASA at the annual general meeting.
The audit committee meets as often as it deems necessary, normally five to seven times every year, and holds meetings with the internal auditor and the external auditor on a regular basis without the company’s management being present, including in relation to
the financial statement and annual report.
The audit committee is also responsible for:
●
Reviewing the scope of the audit and the nature of any non-audit services provided by external auditors.
●
Ensuring that the company has procedures in place for receiving and dealing with complaints received by the company regarding
accounting, internal control or auditing matters.
●
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
the US Code of Federal Regulations.
In the execution of its tasks, the audit committee may examine all activities and circumstances relating to the operations of the
company. In this regard, the audit committee may request the CEO or any other employee to grant it access to information, facilities and personnel and such assistance as needed. The audit committee is authorised to carry out or instigate such investigations as it
deems necessary in order to execute its tasks, and it may use the company's internal audit and investigation unit, the external auditor
or other external advice and assistance. The costs of such work will be covered by the company.
The audit committee is only responsible to the board for the execution of its tasks. The work of the audit committee in no way alters
the responsibility of the board and its individual members, and the board retains full responsibility for the audit committee's tasks.

Equinor, Annual Report on Form 20-F 2021

Corporate Audit reports administratively to the president and CEO and functionally to the chair of the audit committee.
The board elects at least three of its members to serve on the audit committee and appoints one of them to act as chair. The
employee-elected members of the board may nominate one member to the audit committee.
At year-end 2021, the audit committee members were Jeroen van der Veer (chair), Rebekka Glasser Herlofsen, Anne Drinkwater,
Finn Bjørn Ruyter and Hilde Møllerstad (employee-elected board member).
The board of directors has determined that a member of the audit committee, Jeroen van der Veer, qualifies as an "audit committee financial expert", as defined in the SEC rules. The board of directors has also determined that the committee has the qualifications
needed as defined in the Norwegian Public Limited Liability Companies Act. In addition, the board of directors has concluded that
Jeroen van der Veer, Rebekka Glasser Herlofsen, Anne Drinkwater and Finn Bjørn Ruyter are independent within the meaning of the requirements in the Norwegian Public Limited Liability Companies Act and Rule 10A-3 under the Securities Exchange

Act.
The CFO, general counsel, senior vice president for Accounting and Financial Compliance and senior vice president for Corporate
Audit participate in the audit committee meetings, as well as representatives from the external auditor.
The audit committee held six regular meetings and two extraordinary meetings in 2021, in addition to two deep dive sessions into
issues relevant to the committee,

and attendance was 100%.
For a more detailed description of the objective and duties of the committee, see the instructions available at
www.equinor.com/auditcommittee .
Compensation and executive development committee
The compensation and executive development committee acts as a preparatory body for the board and assists in matters relating to
management compensation and leadership development. The main responsibilities of the compensation and executive development
committee are:
●

To make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning.
●

To be informed about and advise the company's

management in its work on Equinor's remuneration strategy for senior executives and in drawing up appropriate remuneration policies for senior executives.
●

To review Equinor's remuneration policies in order to safeguard the owners' long-term interests.
The committee assists the board on the philosophy, principles and strategy for the compensation of senior executives in Equinor, as well as climate and energy transition related goals as part of the remuneration policies.
The committee consists of up to six board members. At year-end 2021, the committee members were Jon Erik Reinhardsen (chair),
Bjørn Tore Godal, Jonathan Lewis, Finn Bjørn Ruyter, Tove

Andersen and Per Martin Labråten (employee-elected board member). All the committee members are non-executive directors and the shareholder-elected committee members are deemed independent
(under Equinor’s framework).
The executive vice president People & Organisation participates in the compensation and executive development committee
meetings.
The committee held six meetings in 2021 and attendance was 96,97%.
For a more detailed description of the objective and duties of the committee, see the instructions available at
www.equinor.com/compensationcommittee .
Safety, sustainability and ethics committee
The safety, sustainability and ethics committee assists the board in reviewing the practices and performance of the company primarily in matters regarding safety, security, ethics, sustainability and climate. This includes quarterly reviews of the company’s risk related to matters covered by the committee, practices and performance, including climate-related risks and performance, and an annual review
of the sustainability report and the procedures for reporting on these matters.
In its business activities, Equinor is committed to comply with applicable laws and regulations and to act in an ethical, environmental,
safe and socially responsible manner. The committee supports our commitment in this regard.

Equinor, Annual Report on Form 20-F 2021

Establishing and maintaining this committee is intended to ensure that the board has a strong focus on and knowledge of these
complex, important and constantly evolving areas of safety, security, ethics, sustainability and climate.
At year-end 2021, the safety, sustainability and ethics committee members were Anne Drinkwater (chair), Jeroen van der Veer, Bjørn
Tore Godal, Jonathan Lewis, Stig Lægreid (employee-elected board member) and Per Martin Labråten (employee-elected board member).
The executive vice president Safety, Security & Sustainability, senior vice president Safety, general counsel, senior vice president
Corporate Sustainability, senior vice president Corporate Audit and the chief ethics and compliance officer participate in the safety, sustainability and ethics committee meetings.
The committee held five meetings in 2021 and attendance was 100%.
For a more detailed description of the objective and duties of the committee, see the instructions available at
www.equinor.com/ssecommittee .
3.6 Management
The President and CEO (CEO) has the overall responsibility for day-to-day operations in Equinor and appoints the corporate
executive committee (CEC). The CEO is responsible for developing Equinor's business strategy and presenting it to the board of
directors for its decision; for the execution of the business strategy and for cultivating a performance-driven,

values-based culture.
Members of the CEC have a collective duty to safeguard and promote Equinor's corporate interests and to provide the CEO with the
best possible basis for deciding the company's direction, making decisions and executing and following up business activities. In
addition, each of the CEC members is head of a separate business area or corporate function.
Changes in corporate structure and management team
Equinor is developing as a broad energy company. Hence, changes have been made in the corporate structure and management team to support improved value creation from our oil and gas portfolio, accelerated profitable growth within renewables and the
development of low carbon solutions.
With effect from 1 June 2021 the business areas are:
●

Exploration & Production Norway (EPN)
●

Exploration & Production International (EPI)
●

Renewables (REN)
●

Technology,

Digital & Innovation (TDI)
●

Projects, Drilling & Procurement (PDP)
●

Marketing, Midstream & Processing (MMP)
And corporate functions:
●

Chief Financial Officer (CFO)
●

Safety, Security & Sustainability (SSU)
●

Legal & Compliance (LEG)
●

People & Organisation (PO)
●

Communication (COM)
The following changes to the Corporate Executive Committee have been announced 1 March 2022:
●
Aksel Stenerud has been appointed Executive Vice President for the People and Organisation function with effect from 1 March.
●
Jannik Lindbæk has been appointed Executive Vice President for Communication and is a formal member of the

Corporate
Executive Committee from 1 March 2022.
●
Geir Tungesvik has been appointed Executive Vice President for the Projects, Drilling and Procurement business area with effect from 1 May 2022.
For further information on changes to the Corporate Executive Committee announced 1

March 2022, see our website at
Changes in
Equinor’s Corporate Executive Committee .

Equinor, Annual Report on Form 20-F 2021

Equinor, Annual Report on Form 20-F 2021

Members of Equinor's corporate executive committee as of 31 December 2021:
Anders Opedal
Born:

1968
Position:

President and chief executive officer (CEO) since 2 November 2020
External offices:

None
Numbers of shares in Equinor ASA as of 31 December 2021:

41,458
Loans from Equinor:

None
Experience;

Opedal joined Equinor in 1997. From 2018 -2020 he held the position of Executive Vice President Technology, Projects and Drilling. From August to October 2018, he was Executive Vice President for Development, Production

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
Ulrica Fearn
Born:

1973
Position:

Executive vice president and chief financial officer (CFO) since 16 June 2021
External offices:

None
Number of shares in Equinor ASA as of 31 December 2021:

None
Loans from Equinor:

None
Experience:

Fearn joined Equinor on 16 June 2021. She comes from the position of Director of Group Finance at BT Plc, a position
which she held since 2017. Prior to BT, Fearn held various leadership positions in Diageo Plc from 1998 - 2017.
Education:

Master’s degree in business and finance from the University of Halmstad.
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Fearn is a Swedish citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Jannicke Nilsson
Born:

1965
Position:

Executive vice president safety, security & sustainability (SSU) since 1 June 2021
External offices : Member of the board of Odfjell SE and Jotun A/S
Number of shares in Equinor ASA as of 31 December 2021:

56,272
Loans from Equinor:

None
Experience:

Nilsson joined Equinor in 1999. She comes from the position of Executive Vice President and COO,

which she held from
1 December 2016. As COO, she established the Digital Centre of Excellence in 2017 to drive Equinor digital transformation to deliver
tangible performance within its always safe, high value and low carbon values. In August 2013 she was appointed Programme Leader
for the Equinor Technical Efficiency Programme (STEP). She has held a number of central management positions within Upstream
Operations Norway, including Senior Vice President for Technical

Excellence in Technology,

Projects & Drilling, Senior Vice President
for Operations North Sea, Vice President for Modifications and Project Portfolio Bergen and Platform

Manager at Oseberg South.
Education:

MSc in cybernetics and process automation and a BSc in automation from the Rogaland Regional

College/University of
Stavanger.
Family relations
: No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters: Nilsson is a Norwegian citizen and resident in Norway.
Kjetil Hove
Born:

1965
Position:

Executive vice president Exploration & Production Norway (EPN) since 1 January

2021
External offices:

Member of the board of The Norwegian Oil & Gas Association (Norsk Olje

& Gass)
Number of shares in Equinor ASA as of 31 December 2021:

17,017
Loans from Equinor:

None
Experience:

Hove joined Equinor in 1991. He has held several central management positions in Equinor. He comes from the position
of Senior Vice President Field Life Extension, which he held since January 2020. Prior to this, Hove was Senior Vice President for
Operations Technology in Development & Production Norway.

From 2000 - 2012 he worked internationally, including as Country
Manager for Equinor in Brazil for 3.5 years. Hove started his career in 1991 in Norsk Hydro within petroleum technology holding
various positions within exploration, field development and operations in Norway.
Education:

Master’s degree in petroleum engineering from Norwegian University of Science and Technology (NTNU).
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Hove is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Al Cook
Born:

1975
Position:

Executive vice president Exploration & Production International (EPI) since 1 January

2021
External offices:

Member of the board of The Power of Nutrition
Number of shares in Equinor ASA as of 31 December 2021:

3,738
Loans from Equinor:

None
Experience:

Cook joined Equinor in 2016. He comes from the position of Executive Vice President Global

Strategy & Business
Development (GSB), which he had since May 2018. He started as SVP in Development &

Production International (DPI) overseeing
operations in Angola, Argentina, Azerbaijan, Libya, Nigeria, Russia and Venezuela. He joined from bp, where he was Chief of Staff to
the CEO. From 2009 - 2014 Cook led the development of the Southern Gas

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

Programme at
INSEAD.
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Cook is a UK citizen and resident in the UK.
Arne Sigve Nylund
Born:

1960
Position:

Executive vice president Projects, Drilling & Procurement (PDP) since 1 January 2021
External offices:

None
Number of shares in Equinor ASA as of 31 December 2021:

15,820
Loans from Equinor:

None
Experience:
Nylund joined Equinor in 1987. He comes from the position of Executive Vice President, Development

& Production
Norway (DPN) which he has had since 1 January 2014. He has held several central management positions in Equinor. Before he
started in Equinor Nylund was employed with Mobil Exploration Inc.
Education:

Mechanical Engineer from Stavanger College of Engineering with further qualifications in operational technology from
Rogaland Regional College/University of Stavanger (UiS). Business graduate of the Norwegian

School of Business and Management
(NHH).
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters : Nylund is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Irene Rummelhoff
Born:

1967
Position:

Executive vice president Marketing, Midstream & Processing (MMP) since 17 August

2018
External offices:

Deputy chair of the board of Norsk Hydro ASA.
Number of shares in Equinor ASA as of 31 December 2021:

25,036
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
Pål Eitrheim
Born:

1971
Position:

Executive vice president Renewables (REN) since 17 August 2018
External offices:

Member of the board of the Confederation of Norwegian Enterprise (NHO)
Number of shares in Equinor ASA as of 31 December 2021:

17,840
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
Education:

Master’s degree in Comparative Politics from the University of Bergen,

Norway and University College Dublin, Ireland.
Family relations:

No family relations to other members of the corporate executive committee, the board or the corporate assembly.
Other matters:

Eitrheim is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Carri Lockhart
Born:

1971
Position:

Executive vice president Technology,

Digital & Innovation (TDI) since 1 June 2021
External offices:

None
Number of shares in Equinor ASA as of 31 December 2021:

8,450
Loans from Equinor ASA:

None
Experience:

Lockhart joined Equinor in 2016. She comes from the position of Senior Vice President Portfolio

& Partner Operated in
Development & Production International, which she has held since August 2018. Prior to this, she was Senior Vice President for
Equinor’s U.S. Offshore business. She started her career with Marathon Oil as a reservoir engineer in

Anchorage, Alaska. Lockhart
has held a variety of leadership roles across the upstream organisation with experience in offshore, onshore conventional

and
unconventional assets, field supervision, facilities construction and operations, international country management,

strategic planning
and business development.
Education:

Bachelor of Science degree in Petroleum Engineering from Montana College of Mineral Science and Technology.
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Lockhart is an American citizen and resident in Norway.
Siv Helen Rygh Torstensen
Born:

1970
Position:

Executive vice president and General Counsel Legal & Compliance (LEG)

since 1 June 2021
External offices:

Member of the Council of Ethics, the Government Pension Fund Global
Number of shares in Equinor ASA as of 31 December 2021:

13,318
Loans from Equinor ASA:

None
Experience: Rygh Torstensen joined Equinor in 1998. She comes from the position of Senior Vice President and General Counsel, which she held since 1 August 2019. Prior to that she held the position as Head of CEO office from July 2016. From 2011 - 2016 she
was Vice President Corporate in LEG. From 1998 - 2011 Rygh Torstensen held various positions within LEG, including as Corporate
Compliance Office and Acting General Counsel. Before joining Equinor she worked with the law firm Cappelen

& Krefting DA and as a
lawyer for Stavanger municipal council.
Education:

Master of Law from the University of Bergen, Norway, and licensed as an Attorney at Law.
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Rygh Torstensen is a Norwegian citizen and resident in Norway.

Equinor, Annual Report on Form 20-F 2021

Ana Fonseca Nordang
Born:

1977
Position:

Executive vice president People & Organisation (PO) since 1 June 2021
External offices:

None
Number of shares in Equinor ASA as of 31 December 2021:

8,370
Loans from Equinor ASA:

None
Experience: Fonseca Nordang joined Equinor in 2009 and has held various leadership roles across the company. Her most recent position, which she held from1 September 2019, was Senior Vice President in People and Leadership (PL). From

July 2017, she was
Vice President in PL responsible for Executive and Leadership Development and Diversity & Inclusion. She

served as Vice President,
People and Organisation in Equinor’s US operations from 2015 - 2017. From

2009 she had the role as Principle Consultant for
Organisational Change and Capabilities. She has previously worked with Roxar (Emerson) where she was responsible for marketing
for the software division. Prior to Roxar, she worked for CEB (Gartner), which she joined in 2001 in Washington, D.C. She led the launch of a successful new advisory practice serving mid-sized organisations. She then worked as Director of Middle Market Europe
until joining Roxar in 2008.
Education:

MBA from George Washington University School of Business in USA and a BA in Politics and International Relations

from
the University of Kent in the UK.
Family relations:

No family relations to other members of the corporate executive committee, members of the board or the corporate
assembly.
Other matters:

Fonseca Nordang is a Portuguese citizen and resident in Norway.
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

Equinor, Annual Report on Form 20-F 2021

3.7 Compensation to governing bodies
Remuneration to the board of directors
Approach to setting fees Basis of fees Other items
The remuneration to the board
and its committees is decided
by the corporate assembly,
based on a recommendation
from the nomination
committee.
The board members have an annual,
fixed remuneration, except for deputy
members (only elected for employee-
elected board members) who receive
remuneration per meeting attended.
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
In 2021, the total remuneration to the board, including fees for the board's three committees, was

USD 833,146 (NOK 7,159,534).

Equinor, Annual Report on Form 20-F 2021

Detailed information about the individual remuneration to the members of the board of directors in

2021 and their share ownership is
provided in the table below.
Total remuneration
Share
ownership
Members of the board (figures in USD thousand except

number
of shares) 2017 2018 2019 2020 2021 2021
Jon Erik Reinhardsen (chair of the board) 37 117 110 108 119 4,584
Jeroen van der Veer (deputy chair of the board) 88 95 101 96 98 6,000
Bjørn Tore Godal 67 70 67 64 70 -
Rebekka Glasser Herlofsen 63 66 62 59 66 220
Anne Drinkwater

- 48 100 88 82 1,100
Jonathan Lewis

- 44 93 76 70 -
Finn Bjørn Ruyter

- - 37 69 77 620
Tove Andersen

- - - 27 59 4,700
Per Martin Labråten 1) 33 59 56 54 66 2,642
Stig Lægreid 1) 57 59 56 54 59 125
Hilde Møllerstad 1) - - 32 59 66 5,234
Employee elected deputy members of the board
Hans Einar Haldorsen - - - - - 890
Bjørn Palerud - - - - - 4,680
Anita Skaga Myking - - - - - 4,199
Total remuneration 345 558 714 754 832 34,994
1) Employee-elected members of the board

Equinor, Annual Report on Form 20-F 2021

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
In 2021, the total remuneration to the corporate assembly was USD 136,952 (NOK 1,176,880).
Total remuneration
Corporate assembly employee elected members (figures in

USD thousand)
2020 2021

Berit Søgnen Sandven 6 6
Frode Mikkelsen 6 6
Lars Olav Grøvik 6 6
Oddvar Karlsen 6 6
Peter Bernhard Sabel 6 6
Terje S. Enes 6 6
Employee elected deputy members who received

member fees
Terje Herland - 1
Dag-Rune Dale - 1
Total remuneration 33 36
Remuneration to the corporate executive committee
In 2021, the aggregate remuneration to the corporate executive committee was USD 11,936,197.

The board of directors’ complete
remuneration policy and report for executive personnel follows.
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
The board decides annually a set of strategic objectives and KPIs that will form basis for the assessment of the business delivery
dimension (“What”). These KPIs and related targets for the upcoming performance year shall be disclosed in the annual remuneration
report. Examples of such KPIs are Serious Incident Frequency (SIF), CO
2

intensity for the upstream portfolio, Levelised cost of energy
(LCOE), Production efficiency (PE), Production based availability (PBA), Relative Total Shareholder Return (TSR), Relative ROACE,
Improvement impact etc.

Equinor, Annual Report on Form 20-F 2021

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
other material adverse effects.

Equinor, Annual Report on Form 20-F 2021

Main elements - Equinor executive remuneration
Remuneration
element

Objective
Award level

Performance criteria
Base salary Attract and retain the right
individuals by providing
competitive but not market-
leading terms.
We offer base salary levels which are aligned

with and
differentiated according to the individual's responsibility, performance and contribution to company’s goals.

The
level is competitive in the markets in which we operate.

The base salary is normally subject to
annual review based on an evaluation
of the individual’s performance and
contribution to the company’s goals.
Fixed
salary
addition
The fixed salary addition is
paid in lieu of pension
accrual above 12G, applied
as a supplementing fixed
remuneration element to be
competitive in the market.
Members of the corporate executive committee employed
by Equinor ASA prior to 1 September 2017, that have
taken up their first position in the CEC after 13 February
2015, receive a fixed salary addition in lieu of pension
accrual above 12G 19

with reference to the section on
pension and insurance scheme.
No performance criteria are linked to
the fixed salary addition. The fixed
salary addition is not pensionable and
does not form basis for variable pay.
Annual
variable
pay (AVP)
Encourage our pay for
performance culture and
individual’s contribution to
the company’s business
strategy. Rewarding
individuals for annual
achievement of business
objectives, both the “What”
and the “How”.
Members of the corporate executive committee employed
by Equinor ASA are from performance year 2022 entitled
to annual variable pay ranging from 0 – 45% of their

base
salary. Target 20

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
programme
(SSP)
Align and strengthen
employee and shareholders’
interests and remunerate for
long term commitment and
value creation.
Eligibility extends to all employees at Equinor and in all
markets, subject to local legislation. Participants can
purchase shares up to 5% of base salary.

With effect from 2022 share savings,
bonus shares from
the share saving programme will be
awarded to the CEO and EVPs after
a lock in period of 3 calendar years
after the year of saving.
Other
taxable and
non-taxable
benefits
Attract and retain the right
individuals by providing
competitive but not market-
leading terms.
The members of the corporate executive committee have
benefits in-kind such as company car and health checks.
They are also eligible for participation in the share saving scheme as described above, and they take part in the
general benefit and welfare program of the company.
N/A
19

G represents the basic amount of the Norwegian

social security system. 1G per 31 December 2021

equals NOK 106,399.
20

Target value reflects satisfactory deliveries according to agreed goals

Equinor, Annual Report on Form 20-F 2021

Remuneration policy for international executives
Equinor is a broad global energy company, developing oil, gas, wind and solar energy in around 30 countries. The company has high goals related to diversity and inclusion, and diversity at all levels including among top management is crucial in ensuring the long-term
sustainable success of the company. From time to time the company will appoint executives employed in international markets with different framework for executive base pay, variable pay and benefits, than what is the case in the Norwegian market. To be able to hire international executives, the company needs to offer competitive compensation in the markets where it operates. The policy of
being competitive but not market leading still remains.
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
creation.

Equinor, Annual Report on Form 20-F 2021

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
45% of base salary, irrespective of the result of the modifier.

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

Equinor, Annual Report on Form 20-F 2021

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
Salary and employment conditions of other employees
Salary and employment conditions of employees of the company have been taken into account when establishing the remuneration
policy. The remuneration and employment framework for the members of the executive committee are based on the same main principles as applicable for the remuneration frameworks for senior leaders in the company in general.
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

Equinor, Annual Report on Form 20-F 2021

Remuneration report

Execution of the remuneration policy and principles in 2021

The board of directors proposes the following remuneration report for Equinor’

corporate executive committee, where an advisory vote
shall be held by the 2022 annual general meeting, pursuant to the Norwegian Public

Limited Liability Companies Act, section 6-16b
and regulation 2020-12-11-2730 and the Norwegian Accounting Act section 7-31b.

Performance assessment for 2021

In 2021, the main business objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.
Strategic objectives 2021 assessment
Safety, security
and
sustainability
These strategic
objectives and actions
address safety, security
and sustainability
The Serious Incident Frequency ratio (SIF) had a positive development and ended at all time low and on target of 0.4. However, the positive development seen in previous years related to both Total Recordable Injury Frequency (TRIF) and the number of oil and gas leakages showed a negative trend and ended higher in 2021 than in 2020. The number of oil and gas leakages was 12 in 2021 compared to 11 in
2020. The number of red incidents is however lower than in 2020. The 2021 CO2 intensity for the upstream portfolio ended at 7 kg/boe. The low result comparted to the 8 kg /boe in 2020 was impacted by high gas production and high production share and regularity from low intensity fields. There is strong focus across the organisation on continuous improvement of the safety, security and sustainability results.
People and
organisation
These strategic
objectives and actions
address a value based
and high performing
organisation
In 2021. employees spent more time on learning than the previous year. However, the result on the Global People Survey people development index has suffered a decline to 68, indicating lower satisfaction with development opportunities then in
2020, when the index was at 71. The inclusion index for 2021 was 77 slightly negative compared to the all-time high 2020 result of 78. The trend on the diversity index is positive, increasing from 37 in 2020 to 42 in 2021.
Operations These strategic
objectives and actions
address reliable and cost-
efficient operations, and
industry transformation
The production efficiency (PE) in 2021 had a positive development compared to the
2020 result and ended at 92.3%. 7 assets had a PE of more than 94%. Peregrino and Snøhvit is excluded from the calculation since these assets have been out of operation the whole year. The 12-month rolling average delivery on the Production
Based Availability (PBA) indicator for 2021 ended on 96.5% which is at the same level as for 2020. The result is slightly below the 2021 target of 97%.
Market These strategic
objectives and actions
address a flexible and
resilient energy portfolio
The organic capex guiding for 2021 was around USD 8 billion and the year-end result is USD 7.9 billion. During 2021 continuous focus on capital discipline and improvements have continued. This has given a strong portfolio demonstrating robustness towards the lower prices. The proved reserves replacement ratio (RRR)
for 2021 is 1.1, mainly due to large positive revision caused by higher prices and the inclusion of Bacalhau. The improvement in Levelised Cost of Energy (LCOE) ended at 4% year on year which is 2%-points better than the target. The value on the renewable portfolio indicator has also developed positively mainly due to gain on sales of US projects (Empire and Beacon Wind) and Dogger Bank A/B. Value creation from exploration ended at 1.1 – above target of 0.2. The good result is driven by promising discoveries on Norwegian Continental Shelf as well as positive revisions in international asset.

Finance These strategic
objectives and actions
address cash generation,
profitability and
competitiveness
Equinor ended as number two in the peer group on relative shareholder return
(TSR) for 2021. This is a first quartile result better than the target to be above the average among the peer group. On relative ROACE, Equinor was also ranked as number two in the peer group, a position of first quartile, above the target of being better than average in the peer group The fixed opex and SG&A indicator for 2021 ended at the same level as the baseline, which is below target of a 5% reduction.
Continuous strong focus on the cost development will be important for 2022.The improvement impact potential towards 2025 has developed positively during 2021

Equinor, Annual Report on Form 20-F 2021

mainly driven by the value created by exporting the gas produced at Gina Krogh instead of injection. The realised improvements for 2021 is around USD 1,8 billion.
Board of director’s assessment of the chief executive officer’s performance
The business delivery dimension (“What”) for the CEO’s variable remuneration (performance year 2021) was based on an
assessment against on the following KPIs: SIF, CO
2

intensity, Improvement in LCoE, relative TSR,

relative ROACE and fixed OPEX
and SG&A.
In its assessment of the chief executive officer’s performance for 2021, the board of directors has highlighted that the deliveries in key
areas have been above, at and below targets. The year has been impacted by the pandemic,

but the markets have also shown strong
recovery, with high volatility.

The ability to capture higher prices have been one area of focus in the board’s evaluation of the

CEO.

Within safety, the Total

Serious Incident Frequency (SIF) has improved compared to 2020 and reached the target of 0.4. This is the
lowest level in the company’s history. The Total

Recordable Incident Frequency and number of oil and gas leakages had a negative trend in 2021. This underlines the need for a continued strong focus on safety to improve the performance.

The CO
2

intensity for the upstream portfolio improved compared to 2020 result and ended better than the target set for 2021. Capex
was delivered in line with the updated guiding provided to the market. The fixed operating costs ended at similar level as for 2020 and
did not reach the targeted improvement. In 2021 some important projects came on stream, but there has been delays for part of the
project development portfolio.

The company delivered oil and gas production above the guided level, where a high production
efficiency had a strong contribution to the production growth. During the year, the company has taken important steps in the energy transition and the updated strategy was communicated at the capital market day in June.

There were positive developments in the
reserve replacement ratio for oil and gas, the value of the renewable portfolio and the levelized cost of energy which ended better than
target.

The significant transformation of the organisation and the implementation of the adjustments to the strategic ambitions, to better align
with the company`s objectives in the energy transition, were visible throughout the year. The internal general employee satisfaction saw a negative trend indicating the importance of increasing internal focus to align the organisation with the change agenda as well as
identifying improvement areas.

Equinor was ranked number two in the peer group on relative TSR performance, above the target of being better than average in the
peer group. On relative ROACE Equinor ranked second in the peer group which is better than the target set at above average for the
peer group.

Ref. also Table 4 for details.

Equinor, Annual Report on Form 20-F 2021

Compensation to the corporate executive committee (CEC)
Table 1 and 2 – Remuneration of the corporate executive committee for the reported financial year
2021
Fixed remuneration Variable remuneration
Fees
One-
year
variable
Multi-year
variable
Members of the corporate

executive committee

(figures in USD thousand)
1), 2)
Base
salary
Fixed
salary
addition
3)
Other
fees
4)
Fringe
benefits
5)
AVP
6)
LTI
7)
SSP
8)
Extra-
ordinary
items
Pension
expenses
9)
Total
remune-
ration
Proportion of
fixed and var
remuneration
Anders Opedal 1,071 193 84 22 493 159 4 0 30 2,055 68% / 32%
Irene Rummelhoff 469 85 55 10 201 58 14 0 31 924 70% / 30%
Arne Sigve Nylund 496 0 45 33 212 61 0 0 152 1,000 73% / 27%
Jannicke Nilsson 388 70 69 42 160 48 14 0 39 830 73% / 27%
Pål Eitrheim 400 72 33 19 200 46 0 0 25 796 69% / 31%
Alasdair Cook
12), 13)
765 0 163 60 564 347 13 0 0 1,912 52% / 48%
Kjetil Hove 478 86 60 35 258 43 13 0 32 1,004 69% / 31%
Carri Lockhart
11), 13)
307 112 216 70 227 199 8 0 46 1,184 63% / 37%
Ulrica Fearn
11)
367 0 299 106 163 48 0 0 11 993 79% / 21%
Siv Helen Rygh
Torstensen
11)
197 35 22 1 81 20 5 0 17 378 72% / 28%
Ana Fonseca Nordang
11)
204 37 26 5 84 18 4 0 14 393 73% / 27%
Svein Skeie
11)
144 21 16 1 45 12 5 0 14 257 76% / 24%
Tore Løseth
11)
116 17 17 10 27 10 4 0 10 210 81% / 19%

Equinor, Annual Report on Form 20-F 2021

2020
Fixed remuneration Variable remuneration
Fees
One-year
variable
Multi-year
variable
Members of the corporate

executive committee

(figures in USD thousand) 1), 2)
Base
salary
Fixed
salary
addition 3)
Other
fees 4)
Fringe
benefits 5) AVP 6) LTI 7) SSP 8)
Extra-
ordinary
items
Pension
expenses
Total
remune-
ration 10)
Proportion of
fixed and var
remuneration
Anders Opedal 507 91 47 15 0 123 5 0 26 814 84% / 16%
Irene Rummelhoff 405 73 30 10 0 119 16 0 28 681 80% / 20%
Arne Sigve Nylund 451 0 11 29 0 113 0 0 133 736 85% / 15%
Jannicke Nilsson 334 60 47 49 0 99 0 0 35 623 84% / 16%
Pål Eitrheim 320 58 25 5 0 94 0 0 22 524 82% / 18%
Tore Løseth 148 22 11 17 19 25 6 0 15 263 81% / 19%
Svein Skeie 48 7 7 0 6 8 2 0 6 85 81% / 19%
Alasdair Cook 572 0 126 1 0 318 20 0 0 1,037 67% / 33%
All figures in the table are presented in USD based

on average foreign currency exchange rates.

Average rates: 2021: NOK/USD = 0,1164 , GBP/USD = 1,3756 , (2020: NOK/USD

= 0,1068, GBP/USD = 1,2843).

The figures are presented on accrual basis. For

the CEC members holding CEC position only part

of 2021, all compensations and
benefits have been prorated.
All CEC members receive their remuneration in

NOK except Alasdair Cook who receives the remuneration

in GBP, and Carri Lockhart
who receives remuneration in USD.,

Fixed salary addition in lieu of pension accrual

above 12 G (G is the base amount in the national

insurance scheme). Fixed salary
addition is no longer included in the basis for

calculating LTI and annual variable pay for the performance year 2021. For Carri Lockhart the amount represents company contributions to the

SERP plan.
Other fees include car allowance, holiday pay and other

cash payments. For Ulrica Fearn this category includes the

agreed
remuneration referred to in the section Executive terms and

conditions.

Fringe benefits include benefits in kind such as company

car, commuter apartments, health program.

Annual variable pay includes holiday allowance

for corporate executive committee (CEC) members resident

in Norway.
With respect to the employees of Equinor ASA,

the long-term incentive (LTI) element implies an obligation to invest the net amount in
Equinor shares, including a lock-in period. The

LTI element is presented the year it is granted for the members of the corporate
executive committee employed by Equinor ASA. Alasdair

Cook and Carri Lockhart participate in Equinor’s

international long-term
incentive program as described in the section Remuneration

policy for international executives.
Value of bonus shares received through participation in the Share Saving Plan (SSP).
Estimated pension cost is calculated based on actuarial

assumptions and pensionable salary (mainly

base salary) at 31 December
2021 and is recognised as pension cost in

the statement of income for 2021. Arne Sigve Nylund

is maintained in the closed defined
benefit scheme, whereas the remaining members of

corporate executive committee employed by Equinor

ASA, are covered by the
defined contribution pension scheme. Carri

Lockhart participates in pension schemes provided

by Equinor US.
Includes figures for 2020 CEC members who are also

CEC members in 2021.

Tore M. Løseth was acting EVP EXP until 31 May. Svein Skeie was acting EVP CFO until 15 June. The following appointments took
effect 1 June: Carri Lockhart as EVP TDI, Ana P. F. Nordang as EVP PO, Siv Helen Rygh Torstensen as EVP LEG. Ulrica Fearn was
appointed EVP CFO from 16 June.

Alasdair Cook’s other fees include USD 60 thousand

in lieu of pension contribution for 2021.
Terms and conditions for Alasdair Cook and Carri Lockhart also include compensation according to Equinor’s international assignment
terms.

There are no loans from the company to members

of the corporate executive committee.

Equinor, Annual Report on Form 20-F 2021

Table 3 – Shares awarded or due to the corporate executive committee for the reported financial year

LTI Plan: The LTI plan has an annual invitation. Gross LTI grant is calculated at a fixed percentage of base salary. The threshold principle is applied to the annual grant, where the grant is based on the performance of the company for preceding year. In relation to
the employees of Equinor ASA, Equinor shares are purchased for the net LTI grant after tax. To hold for three-year lock-in period.

Share savings plan:

Savings up to 5% of base salary.

One bonus share per purchased share after holding shares for two calendar years. For savings in 2022 and beyond, holding period is 3 calendar years.

The Performance period in column 2 represents:

●

For the LTI plan, the three-year period when the shares granted are subject to a holding period.

●

For the Share saving plan, the year that the bonus shares are awarded.

The main conditions of share award plans
Information regarding the reported financial year
Name,
Opening
balance During the year Closing balance
position
1

Specifi-
cation of
plan
2

Perfor-
mance
period

3
Award date
4

Vesting
date
5

End of
holding
period
6

Shares
awarded at
the
beginning
of the year
7

Shares
awarded
8

Shares
vested
9

Shares
subject to
a perfor-
mance
condition
10

Shares
awarded
and
unvested
at year end
11

Shares
subject to
a holding
period
Anders
Opedal
LTI
Ref 3
and 5
10/26/2018 5/22/2021 5/22/2021
2,095 2,095
USD 43,085
3/22/2019 5/22/2021 5/22/2021
304 304
USD 6,252
5/8/2019 5/7/2022 5/7/2022 2,997 2,997 2,997
CEO
5/29/2020 5/28/2023 5/28/2023 3,830 3,830 3,830
6/17/2021 6/16/2024 6/16/2024
3,614 3,614 3,614
USD 77,818
Share
saving plan
2021
1/15/2021
186
USD 3,583
Sum
9,226 3,800 2,399 10,441 10,441
USD 81,401 USD 49,337
Arne Sigve
Nylund *
LTI
Ref 3
and 5
5/23/2018 5/22/2021 5/22/2021
2,238 2,238
USD 46,026
5/8/2019 5/7/2022 5/7/2022 2,365 2,365 2,365
EVP TPD/PDP
5/29/2020 5/28/2023 5/28/2023 4,036 4,036 4,036
6/17/2021 6/16/2024 6/16/2024
1,339 1,339 1,339
USD 28,832
Sum
8,639 1,339 2,238 7,740 7,740
USD 28,832 USD 46,026
* No bonus shares in 2021
Pål Eitrheim *
LTI
Ref 3
and 5
5/23/2018 5/22/2021 5/22/2021
408 408
USD 8,391
3/22/2019 5/22/2021 5/22/2021
428 428
USD 8,802
EVP NES/REN
5/8/2019 5/7/2022 5/7/2022 2,503 2,503 2,503
5/29/2020 5/28/2023 5/28/2023 3,385 3,385 3,385
6/17/2021 6/16/2024 6/16/2024
1,153 1,153 1,153
USD 24,827
Sum
6,724 1,153 836 7,041 7,041
USD 24,827 USD 17,193
* No bonus shares in 2021

Equinor, Annual Report on Form 20-F 2021

The main conditions of share award plans
Information regarding the reported financial year
Name,
Opening
balance During the year Closing balance
position
1

Specifi-
cation of
plan
2

Perfor-
mance
period

3
Award date
4

Vesting
date
5

End of
holding
period
6

Shares
awarded at
the
beginning
of the year
7

Shares
awarded
8

Shares
vested
9

Shares
subject to
a perfor-
mance
condition
10

Shares
awarded
and
unvested
at year end
11

Shares
subject to
a holding
period
Irene
Rummelhoff
LTI
Ref 3
and 5
5/23/2018 5/22/2021 5/22/2021
1,688 1,688
USD 34,715
3/22/2019 5/22/2021 5/22/2021
304 304
USD 6,252
5/8/2019 5/7/2022 5/7/2022 2,858 2,858 2,858
EVP MMP
5/29/2020 5/28/2023 5/28/2023 3,802 3,802 3,802
6/17/2021 6/16/2024 6/16/2024
1,267 1,267 1,267
USD 27,282
Share
saving plan
2021
1/15/2021
728
USD 14,024
Sum
8,652 1,995 1,992 7,927 7,927
USD 41,306 USD 40,967
Jannicke
Nilsson
LTI
Ref 3
and 5
5/23/2018 5/22/2021 5/22/2021
1,729 1,729
USD 35,558
3/22/2019 5/22/2021 5/22/2021
311
USD 6,396
5/8/2019 5/7/2022 5/7/2022 2,365 2,365 2,365
EVP COO/SSU
5/29/2020 5/28/2023 5/28/2023 3,205 3,205 3,205
6/17/2021 6/16/2024 6/16/2024
1,091 1,091 1,091
USD 23,492
Share
saving plan
2021
1/15/2021
732
USD 14,101
Sum
7,299 1,823 2,040 6,661 6,661
USD 37,593 USD 41,954
Kjetil Hove
LTI
Ref 3
and 5
6/17/2021 6/16/2024 6/16/2024
997 997 997
USD 21,468
EVP DPN/EPN
Share
saving plan 2021 1/15/2021
668
USD 12,868
Sum
1,665 997 997
USD 34,336
Ana Fonseca
Nordang
LTI
Ref 3
and 5
6/17/2021 6/16/2024 6/16/2024
502 502 502
USD 10,809
EVP PO
Share
saving plan
2021
1/15/2021
212
USD 4,084
Sum
714 502 502
USD 14,893
Siv Helen
Rygh
Torstensen
LTI
Ref 3
and 5
6/17/2021 6/16/2024 6/16/2024
545 545 545
USD 11,735
EVP LEG
Share
saving plan
2021
1/15/2021
252
USD 4,854
Sum
797 545 545
USD 16,590

Equinor, Annual Report on Form 20-F 2021

The main conditions of share award plans
Information regarding the reported financial year
Name,
Opening
balance During the year Closing balance
position
1

Specifi-
cation of
plan
2

Perfor-
mance
period

3
Award date
4

Vesting
date
5

End of
holding
period
6

Shares
awarded at
the
beginning
of the year
7

Shares
awarded
8

Shares
vested
9

Shares
subject to
a perfor-
mance
condition
10

Shares
awarded
and
unvested
at year end
11

Shares
subject to
a holding
period
Alasdair Cook
Share
saving plan
2021
681
EVP EPI
USD 13,376
Sum
681
USD 13,376
Carri Lockhart Share
saving plan
2021
338
EVP TDI
USD 7,893
Sum
338
USD 7,893
Svein Skeie
LTI
Ref 3
and 5
5/29/2020 5/28/2023 5/28/2023 270 270 270
6/17/2021 6/16/2024 6/16/2024 287 286 286
USD 6,158
Acting EVP
CFO
Share
saving plan 2021 1/15/2021
235
USD 4,527
Sum
270 522 556 556
USD 10,685
Tore M.
Løseth
LTI
Ref 3
and 5
5/29/2020 5/28/2023 5/28/2023 878 878 878
6/17/2021 6/16/2024 6/16/2024 237 237 237
USD 5,103
Acting EVP
EXP
Share
saving plan 2021 1/15/2021
188
USD 3,622
Sum
878 425 1,115 1115
USD 8,725

Equinor, Annual Report on Form 20-F 2021

Table 4 - Performance of corporate executive committee in the reported financial year
Reference is made to the descriptions of annual variable pay, company performance modifier, threshold, and performance assessment framework.

Performance forms the basis for the decision on annual variable pay percentages for the members of the corporate executive
committee. In Equinor performance is measured in two dimensions, where the ("what")

and the ("how") dimensions are equally
weighted. Targets for annual variable pay for the members of the corporate executive committee employed by Equinor ASA are 25%
of base salary, and the maximum annual variable pay for 2021 was 50% of base salary. For members of the corporate executive committee employed outside the Norwegian market other targets and maximum limit for annual variable pay might apply.
In addition to performance the company performance modifier and the threshold can affect the final annual variable pay award. The
company performance modifier for 2021 ended at a multiplier of 150%. The threshold will not impact the annual variable pay for the
performance year 2021.
“What” -

In terms of the “what” dimension, the KPIs for the CEO as set by the board of directors for 2021 was also made applicable
for the EVPs’ Performance assessment. These KPIs are listed in the table right below and referred to as common KPIs in this Table 4.
KPI

Target

Performance

• Serious Incident Frequency

0.4 or better

0.4
• CO
2

intensity for the upstream portfolio
8.1 kg CO
2

per boe or better
7.0 kg CO
2

per boe
• Improvement in levelised cost of Energy
(LCoE) for projects which have passed concept
selection and business case (DG2)
2% improvement during the year compared to
approved plan

4% improvement delivered
• Relative Total Shareholder Return
Better than peer average

First quartile
• Relative ROACE

Better than peer average First quartile
• Fixed OPEX and SG&A: 5% reduction compared to forecast ~ 0
The common KPIs, together with the individual performance criteria provided for the respective

EVP,

form the basis for the
assessment of the “what” dimension. CEO and EVPs responsible for corporate functions are only measured on common KPIs.
“How”

- In terms of the “how” dimension, the behavior goals of the CEO for 2021, as agreed with the board of directors, were made
applicable for the EVPs’ performance assessment. In addition, the CEO and the EVPs had individual behavior goals reflecting their
personal development and respective areas of responsibility. Individual behavior goals are not subject to disclosure.
In accordance with Equinor performance framework and remuneration policy, performance in relation to behavior goals has formed an equal part to the business performance in the holistic performance assessment.
Anders Opedal, CEO
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our corporate purpose and become a leading company in the energy

transition

Individual behaviour goals

Award outcome AVP

%
Reduction for threshold
Share of total annual
variable pay USD thousand
Base salary - - - 1 096
Performance evaluation 30.00% - 66.66 329
Company modifier 150% 15.00% - 33.33 164
Award annual variable pay
USD thousand 45.00% - 100.00 493

Equinor, Annual Report on Form 20-F 2021

Kjetil Hove, EVP EPN
Performance criteria 2021
The common KPIs for 2021
Serious Incident Frequency in 2021 for EPN
The total injury frequency development for EPN

Reduction in absolute greenhouse gas emissions

for EPN
Production efficiency, ramp-up and contribution from new field on stream for EPN

Maturation and development of early phase volumes

from EPN

EPN cash flow
Cost development in EPN
Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform

the organisation to deliver on our corporate purpose

and become a leading company in the energy

transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 538
Performance evaluation 32.00% - 66.66 172
Company modifier 150% 16.00% - 33.33 86
Award annual variable pay
USD thousand 48.00% - 100.00 258

Ulrica Fearn, CFO
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our corporate purpose and become a leading company in the energy

transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 698
Performance evaluation 30.00% - 66.66 108
Company modifier 150% 15.00% - 33.33 54
Award annual variable pay
USD thousand 45.00% - 100.00 163

Alasdair Cook, EVP EPI
Performance criteria 2021

Equinor, Annual Report on Form 20-F 2021

The common KPIs for 2021
The serious incident frequency (SIF)

Portfolio optimization throughout the year
Operating costs during the year
Delivering positive results in all quarters

Being cashflow positive at 50 USD per barrel

oil price
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - 783
Performance evaluation
48.00% - 66.66 376
Company modifier 150%
24.00% - 33.33 188
Award annual variable pay
USD thousand 72.00% - 100.00 564

Irene Rummelhoff, EVP MMP
Performance criteria 2021
The common KPIs for 2021
The serious incident frequency
Number of oil and gas leakages
Availability at the processing plants
Progress in developing and maturing the portfolio within

low carbon solutions
Net operating income

Capturing the value in the gas value chain
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 479
Performance evaluation 28.00% - 66.66 134
Company modifier 150% 14.00% - 33.33 67
Award annual variable pay
USD thousand 42.00% - 100.00 201

Pål Eitrheim, EVP REN
Performance criteria 2021

Equinor, Annual Report on Form 20-F 2021

The common KPIs for 2021
Personnel injuries

Benchmarking results for operations and maintenance
Production based availability

Value creation from divestments
Levelized cost of energy
On the way to develop 12-16 GW capacity in 2030
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 431
Performance evaluation 31.00% - 66.66 134
Company modifier 150% 15.50% - 33.33 67
Award annual variable pay
USD thousand 46.50% - 100.00 200
Arne Sigve Nylund, EVP PDP
Performance criteria 2021
The common KPIs for 2021
Serious incident frequencies
Well control incident
CO
2

intensity in development portfolio
Main milestones for the project portfolio
Contracts award
Improvement impact
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 506
Performance evaluation 28.00% - 66.66 142
Company modifier 150% 14.00% - 33.33 71
Award annual variable pay
USD thousand 42.00% - 100.00 212
Carri Lockhart, EVP TDI
Performance criteria 2021
The common KPIs for 2021
Serious incidents

Equinor, Annual Report on Form 20-F 2021

Improvement program

Number of new implementations and high impact

technology implementation for LCOE and offshore

wind
Low carbon research and development activity

Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 541
Performance evaluation 50.00% - 66.66 151
Company modifier 150% 25.00% - 33.33 76
Award annual variable pay
USD thousand 75.00% - 100.00 227
Siv Helen Rygh Torstensen, EVP LEG
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 342
Performance evaluation 27.00% - 66.66 54
Company modifier 150% 13.50% - 33.33 27
Award annual variable pay
USD thousand 40.50% - 100.00 81
Jannicke Nilsson, EVP SSU
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Equinor, Annual Report on Form 20-F 2021

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 395
Performance evaluation 27.00% - 66.66 107
Company modifier 150% 13.50% - 33.33 53
Award annual variable pay
USD thousand 40.50% - 100.00 160
Ana Fonseca Nordang, EVP PO
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 355
Performance evaluation 27.00% - 66.66 56
Company modifier 150% 13.50% - 33.33 28
Award annual variable pay
USD thousand 40.50% - 100.00 84
Svein Skeie, acting EVP CFO 1 Jan – 15 June
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand

Equinor, Annual Report on Form 20-F 2021

Base salary - - - 290
Performance evaluation 22.50% - 66.66 30
Company modifier 150% 11.25% - 33.33 15
Award annual variable pay
USD thousand 33.75% - 100.00 45
Tore M. Løseth, acting EVP EXP 1 Jan – 31 May
Performance criteria 2021
The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

Award outcome AVP

%
Reduction for Threshold
Share of total annual
variable pay USD thousand
Base salary - - - 247
Performance evaluation 17.50% - 66.66 18
Company modifier 150% 8.75% - 33.33 9
Award annual variable pay
USD thousand 26.25% - 100.00 27

Equinor, Annual Report on Form 20-F 2021

Table 5 - Comparative table over the remuneration and company performance over the last five reported financial years
(RFY)

All amounts in USD
Remuneration 2017 2018 2019 2020 2021
Anders Opedal, CEO
Total remuneration and %
change vs previous year
1)
- -
1,171,41
0 - 881,029
-
24.79% 814,098 -7.60% 2,055,023
152.43%
4)
Base salary % increase in annual
salary review and on other
adjustments - - - - 4.00% - 0.00%
133.30%
4) 3.50% -
AVP % pre and post threshold
and company performance
modifier - - - - 28.00% 23.24% 0,00% 0,00% 30.00% 45.00%
LTI % pre and post threshold

- - - - 25.00% 25.00% 25.00% 25.00% 30.00% 15,00%
Irene Rummelhoff, EVP MMP
Total remuneration and %
change vs previous year 1), 2) 720,703 45.74% 924,926 28.34% 4) 826,342
-
10.66% 681,363 -17.54% 923,578 35.55% 4)
Base salary % increase in annual
salary review and on other
adjustments 16.70% - - 25.10% 4) 3.80% - - - 3.00% 5.40%
AVP % pre and post threshold
and company performance
modifier 29.00% 39.00% 29.00% 43.50% 26.00% 21.58% - - 28.00% 42.00%
LTI % pre and post threshold

25.00% 12.50% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 12.50%
Arne Sigve Nylund, EVP PDP
Total remuneration and %
change vs previous year 1) 839,429 45.31%
1,001,19
7 19.27% 889,200
-
11.19% 736,354 -17.19% 999,976 35.80% 4)
Base salary % increase in annual
salary review and on other
adjustments 10.60% - 11.00% - 4.20% - - - 3.00% -
AVP % pre and post threshold
and company performance
modifier 33.00% 44.00% 31.00% 46.50% 26.00% 21.58% - - 28.00% 42.00%
LTI % pre and post threshold

25.00% 12.50% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 12.50%
Jannicke Nilsson, EVP SSU
Total remuneration and %
change vs previous year 1), 2) 772,345 50.75% 890,465 15.29% 757,055
-
14.98% 623,702 -17.61% 829,810 33.05% 4)
Base salary % increase in annual
salary review and on other
adjustments 4.60% - 3.10% - 3.60% - - - 3.00% 5.40%
AVP % pre and post threshold
and company performance
modifier 28.00% 37.00% 26.00% 39.00% 23.00% 19.09% - - 27.00% 40.50%
LTI % pre and post threshold

25.00% 12.50% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 25.00% 12.50%
Pål Eitrheim, EVP REN
Total remuneration and %
change vs previous year 1) - - 807,881 - 669,000
-
17.19% 524,113 -21.66% 796,048 51.88% 4)
Base salary % increase in annual
salary review and on other
adjustments - - - - 3.40% - - - 4.00% 17.20% 4)
AVP % pre and post threshold
and company performance
modifier - - - - 26.00% 21.58% - - 31.00% 46.50%
LTI % pre and post threshold

- - - - 25.00% 25.00% 25.00% 25.00% 25.00% 12.50%

Equinor, Annual Report on Form 20-F 2021

All amounts in USD
Remuneration 2017 2018 2019 2020 2021
Alasdair Cook, EVP EPI
Total remuneration and %
change vs previous year 1) - -
1,331,01
5 - 1,364,022 2.48%
1,037,27
2 -23.95% 1,912,255 84.35% 4)
Base salary % increase in annual
salary review and on other
adjustments - - - - 5.95% - - - 3.50% 23.60% 4)
AVP % pre and post threshold
and company performance
modifier - - - - 43.00% 35.69% - - 48.00% 72.00%
LTI % pre and post threshold 3) - - - - 70.00% 93.33% 70.00% 85.40% 70.00% 85.40%
Svein Skeie, Acting EVP CFO
Total remuneration and %
change vs previous year
1)
- - - - - - 508,434 - 564,179 10.96%
Base salary % increase in annual
salary review and on other
adjustments - - - - - - - - - -
AVP % pre and post threshold
and company performance
modifier
- - - - - - 17.50% 18.86% 22.50% 33.75%
LTI % pre and post threshold

- - - - - - - - 20.00% 10.00%
Tore Løseth, Acting EVP EXP
Total remuneration and %
change vs previous year 1) - - - - - - 450,613 - 508,545 12.86%
Base salary % increase in annual
salary review and on other
adjustments - - - - - - - - - -
AVP % pre and post threshold
and company performance
modifier
- - - - - - 17.50% 19.34% 17.50% 26.25%
LTI % pre and post threshold

- - - - - - - - 20.00% 10.00%
Kjetil Hove, EVP EPN - - - - - - - - - -
Carri Lockhart, EVP TDI - - - - - - - - - -
Ulrica Fearn, EVP and CFO - - - - - - - - - -
Siv Helen Rygh Torstensen,
EVP LEG - - - - - - - - - -
Ana Fonseca Nordang, EVP PO - - - - - - - - - -
1) Total remuneration consists of taxable compensation, non-taxable benefits in kind, and estimated pension cost for the years 2016-2020.
2) Includes retroactive corrections for AVP and LTI for 2016 and 2017.
3) Payment of LTI is made 3 years after the grant. The “post” percentage is relative to base salary at the time of the

grant.
4) The changes are impacted by the executive

moving to a new position. The difference in total remuneration between 2021 and 2020 is also
affected by the waiver of AVP for 2020.

Equinor, Annual Report on Form 20-F 2021

Company performance - effect
on AVP and LTI
2017 2018 2019 2020 2021
AVP LTI AVP LTI AVP LTI AVP LTI AVP LTI
Threshold -
50%
reduct. - - - -
50%
reduct. - -
50%
reduct.
Company performance modifier 133% - 150% - 83% - 133% - 150% -
All amounts in USD
Average remuneration on a full-
time equivalent basis of
employees 2017 2018 2019 2020 2021
Equinor ASA
4)
Average base salary and %
change vs previous year, based
on USD amounts 5) 90,619 4.00% 94,903 4.70% 90,260 -4.90% 86,229 -4.50% 95,893 11.20%
Change in average base salary
vs previous year, based on NOK
amounts - 2.30% - 3.00% - 3.00% - 1.60% - 2.00%
Average total remuneration and
% change vs previous year,
based on USD amounts
5), 6), 7), 8)
124,908 8.60% 133,656 7.00% 123,626 -7.50% 115,137 -6.90% 135,597 17.80%
Change in average total
remuneration vs previous year,
based on NOK amounts 6), 7), 8) - 6.80% - 5.30% - 0.20% - -0.90% - 8.10%
General salary increase frame - 2.60% - 2.90% - 3.50% - 0.80% - 3.50%
General bonus % - 7.50% - 8.50% - 4.50% - 3.50% - 10.50%
AVP % range from manager to
SVP pre and post company
performance modifier and
threshold
11.25%
-
17.5%
14.96%
-

23.28%
11.25% -
17.5%
16.88% -
26.25%
11.25% -
17.5%
9.34% -
14.53%
11.25% -
17.5%
7.48% -
11.64%
11.25% -
17.5%
16.88% -
26.25%
5) Offshore workers with 2-4 schedule reported as FTE 100%.
6) Annual salary increase is affected by the NOK/USD exchange rate.
7) Holiday and bonus pay are included for the

year of accrual.
8) Annual total remuneration increase is affected by

bonus and any bonus shares from the SSP or LTI.
9) Overtime allowance and pension are not included.
3.8 Share ownership
The number of Equinor shares owned by the members of the board of directors and the executive committee and/or owned by their
close associates is shown below. Individually, each member of the board of directors and the corporate executive committee owned less than 1% of the outstanding Equinor shares.

Equinor, Annual Report on Form 20-F 2021

As of 31
December As of 8 March
Ownership of Equinor shares (including shares owned

by close associates)
2021 2022
Members of the corporate executive committee
Anders Opedal 41,458 41,670
Ulrica Fearn 0 0
Arne Sigve Nylund 15,820 16,914
Irene Rummelhoff 25,036 26,076
Jannicke Nilsson 56,272 57,462
Pål Eitrheim 17,840 17,840
Alasdair Cook 3,738 3,738
Kjetil Hove 17,017 17,817
Carri Lockhart 8,450 9,255
Siv Helen Rygh Torstensen 13,318 14,084
Ana Fonseca Nordang 8,370 -
Members of the board of directors
Jon Erik Reinhardsen 4,584 4,584
Jeroen van der Veer 6,000 6,000
Bjørn Tore Godal 0 0
Tove Andersen 4,700 4,700
Rebekka Glasser Herlofsen 220 220
Anne Drinkwater 1,100 1,100
Jonathan Lewis 0 0
Finn Bjørn Ruyter 620 620
Per Martin Labråten 2,642 2,801
Hilde Møllerstad 5,234 5,921
Stig Lægreid 125 125
Individually, each member of the corporate assembly owned less than 1% of the outstanding Equinor shares as of 31 December 2021 and as of 8 March 2022. In aggregate, members of the corporate assembly owned a total of 27,078 shares as of 31 December 2021
and a total of 26,436 shares as of 8 March 2022. Information about the individual share ownership of the members of the corporate
assembly is presented in the section 3.8 Corporate assembly, board of directors and management.
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

States). Ernst & Young AS will
also issue a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including
International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company
financial statements of Equinor ASA. The reports are set out in section 4.1 Consolidated financial statements.
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

Equinor, Annual Report on Form 20-F 2021

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
All audit-related and other services provided by the external auditor must be pre-approved by the audit committee. Provided that the
types of services proposed are permissible under SEC guidelines and Norwegian Auditors Act requirements,

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
Remuneration of the external auditor in 2019 – 2021
In the annual Consolidated financial statements and in the parent company's financial statements,

the independent auditor's
remuneration is split between the audit fee and the fee for audit-related, tax and other services.

The breakdown between the audit fee
and the fee for audit-related, tax and other services is presented to the annual general meeting of shareholders.
The following table sets out the aggregate fees related to professional services rendered by Equinor's external auditor Ernst & Young
AS, for the fiscal years 2019, 2020 and 2021 and KPMG until 15 May 2019.
Auditor's remuneration
Full year
(in USD million, excluding VAT) 2021 2020 2019
Audit fee Ernst & Young (principal accountant from 2019) 14.4 10.7 4.7
Audit fee KPMG (principal accountant 2018) 0.0 2.8
Audit related fee Ernst & Young (principal accountant from 2019) 1.1 1.0 0.5
Audit related fee KPMG (principal accountant 2018) 0.0 1.2
Tax fee Ernst & Young

(principal accountant from 2019)
0.0 0.0 0.2
Tax fee KPMG (principal accountant 2018) 0.0 0.0
Other service fee Ernst & Young (principal accountant from 2019) 0.0 0.0 0.9
Other service fee KPMG (principal accountant 2018) 0.0 0.0
Total remuneration 15.5 11.7 10.3
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

Equinor, Annual Report on Form 20-F 2021

Tax and Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e.
certain agreed procedures.
In addition to the figures in the table above, the audit fees and audit-related fees relating to Equinor licences for the years 2021, 2020
and 2019 amounted to USD 0.5 million, USD 0.5 million and USD 0.5 million, respectively.
3.10 Risk management and internal control
Risk management
The board of directors oversees the company's internal control and overall risk management and assurance,

and through its audit
committee, reviews and monitors the effectiveness of the company's policies and practices in such regard. On an ongoing basis, the
board and board audit committee discuss the company's enterprise risk management framework and three-lines of control model and
learning from risk-adjusting actions and assurance activities. The board, board audit committee and board safety, sustainability and
ethics committee, together, monitor and assess risks including legal, regulatory, financial, safety, security,

sustainability and climate-
related risks and the associated control measures put in place to manage them. Twice a year, the board receives and reviews an assessment of all top enterprise risks, material emerging risks and risk-issues, and discusses the company's risk profile.
Equinor manages risk to ensure that operations and other business activities are conducted in a safe and secure manner, in
compliance with external and internal standards and requirements, so that unwanted incidents are avoided, and maximum value is
created. The company's enterprise risk management framework endeavours to make risk considerations an integral part of realising
its purpose and vision, and of driving day-to-day performance.
Through its three lines of control model, company-wide accountabilities for risk management, and responsibilities for risk analysis,
monitoring, advise and assurance are defined across all relevant classes of risk, including business integrity risks (fraud, sanctions,
competition, money laundering), safety/security/sustainability risks, financial/legal/regulatory risks, people risks and political/public
affairs risks. Procedures and systems are in place to assess both potential financial impacts of risks on cash-flows and potential non-
financial impacts of risks on people, the environment, physical assets, and ultimately, the company's reputation. Where necessary, operational risks are insured by the company's captive insurance company, that operates in both Norwegian and international insurance markets.
Further information about the risks and risk factors that the company's financial and operating results are subject to are presented in
section 2.13 (risk review) of the Form 20-F.
Controls and procedures
This section describes controls and procedures relating to our financial reporting.
Evaluation of disclosure controls and procedures
The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act

Rule 13a-15(b) as of
31 December 2021. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these
disclosure controls and procedures are effective at a reasonable level of assurance.
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

Equinor, Annual Report on Form 20-F 2021

The management of Equinor has assessed the effectiveness of internal control over financial reporting based on the

Internal Control –
Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on
this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December 2021 was
effective.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover,
projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become
inadequate because of changes in conditions and that the degree of compliance with policies or procedures may deteriorate.
Attestation report of the registered public accounting firm
The effectiveness of internal control over financial reporting as of 31 December 2021 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits the Consolidated financial statements in this report. Their audit report on the
internal control over financial reporting is included in section 4.1 Consolidated financial statements in this report.

Remediation of material weaknesses in prior year
As of 31 December 2021, management has completed the remediation work to address the material weaknesses identified as of 31
December 2020, as follows:

IT user access controls:
◾

The IT user access review controls have been assessed and the control attributes clarified to ensure operating effectiveness.
◾

The frequency of the existing review and security controls has been increased to strengthen the control framework.

◾

The coordination and monitoring activities related to the execution of the IT user access management controls have been
increased, including further enhancement of the documentation.
◾

Competence has been strengthened by providing targeted training and coaching of relevant personnel executing controls.

Controls over sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment:
◾

The internal control design has been strengthened to address design deficiencies, as well as the implementation of automated
controls.
◾

Significant training activities have been conducted to enhance the documentation, improve the deviation handling procedures,
and increase monitoring activities.
◾

Targeted training and coaching of relevant personnel executing controls has been provided, in particular on requirements for review controls and for ensuring completeness and accuracy of data and reports used in these controls.
Management believes the foregoing work has effectively remediated the material weaknesses.

Changes in internal control over financial reporting
Other than as described above, there were no significant changes in our internal control over financial reporting during the year ended
31 December 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Equinor, Annual Report on Form 20-F 2021

4.1 Consolidated financial statements
of the Equinor group

Equinor, Annual Report on Form 20-F 2021

The reports set out below are provided in accordance with standards of the Public Company Accounting

Oversight Board (United
States). Ernst & Young AS (PCAOB ID:
1572
) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the
Consolidated financial statements and the parent company financial statements of Equinor ASA,

and on other required matters. That
report is not included in this Annual Report on Form 20-F.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as at
31 December 2021 and 2020, the related consolidated statements of income, comprehensive income,

changes in equity and cash
flows for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the
“Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the
financial position of the Company as at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of
the three years in the period ended 31 December 2021, in conformity with International Financial

Reporting Standards (IFRS) as
issued by the International Accounting Standards Board (IASB) and in conformity with

IFRS as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United

States)
(PCAOB), the Company's internal control over financial reporting as at 31 December 2021, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 8 March 2022 expressed an unqualified opinion thereon.
Revision of Segment Reporting
As discussed in Note 4 to the Consolidated Financial Statements, the Company

revised its segment reporting in the year ended 31
December 2021.
Voluntary Change in Accounting Principle
As discussed in Notes 2 and 21 to the Consolidated Financial Statements, the Company has

elected to change its method of
accounting for the discount rate used in calculation of asset retirement obligations, so that this excludes an element covering the
Company’s own credit risk in the year ended 31 December 2021, which included the disclosure of the 1 January 2020 balance sheet.
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

Statements as a whole.

Equinor, Annual Report on Form 20-F 2021

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
Recoverable amounts of production plants and oil and gas assets including assets under development

Description of the Matter
As at 31 December 2021, the Company has recognised production plants and oil and gas assets,
including assets under development, of USD 45,595 million and USD 12,270 million, respectively, within Property, plant and equipment. Refer to Notes 2 and 11 to the Consolidated Financial
Statements for the related disclosures. As described in Note 2, determining the recoverable amount of
an asset involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows

and
therefore, the recoverable amount of the asset.
Auditing management’s estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.
These assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. Such climate-related matters have financial impacts which are mainly related to management’s estimation of long-term commodity prices, as a result of an expected lower carbon emission scenario in the future and expected CO2 costs.
Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the
Company is subject to different tax structures that are inherently complex, particularly in Norway.

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
Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts

and
compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Company’s internal procedures. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also involved reserves specialists to assist us with these procedures.
To test price assumptions, we evaluated management’s methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the
Company’s assessment of currency exchange rates and the discount rate, by assessing the
Company’s methodologies and key assumptions used to calculate the rates and by comparing those rates with external information. We also evaluated management’s methodology to factor climate-
related matters into their determination of future short- and long-term commodity prices, through assessing management’s sensitivity analyses as discussed below.
To test carbon costs assumptions, with the involvement of climate change and sustainability specialists, we evaluated management’s methodology to determine future CO2 tax, including assessing the impact from climate-related matters, through assessing management’s sensitivity analyses as discussed below, and compared management’s assumptions with the current legislation in place in the relevant jurisdictions and the jurisdictions’ announced pledges regarding escalation of
CO2 taxes.

Equinor, Annual Report on Form 20-F 2021

We evaluated management’s sensitivity analyses over its future short- and long-term commodity prices and carbon cost assumptions by taking into consideration, among other sources, the net-zero emission scenario estimated by the International Energy Agency (IEA).
We have also evaluated management’s disclosures related to the consequences of initiatives to limit climate changes, including the effects of the Company’s climate change strategy on the Consolidated
Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 2, 3 and 11.
Estimation of the asset retirement obligation

Description of the Matter
As at 31 December 2021, the Company has recognised a provision for decommissioning and removal
activities of USD 17,417 million classified within Provisions and other liabilities. Refer to

Notes 2 and
21 to the Consolidated Financial Statements for disclosures related to the asset retirement obligation
(ARO) provision.
Auditing management’s estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligation involves application of considerable judgement related to the assumptions
used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited
historical experience against which to benchmark estimates of future costs. Significant assumptions
used in the estimate are the discount rates, long-term currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission, which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market conditions.
How We Addressed the

Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management’s review of assumptions described above, used in the calculation of the ARO.
To test management’s estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management’s assessment of new ARO obligations recognized in the period.
To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to
decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. With the support of our valuation specialists,

we
evaluated the methodology and models used by management to estimate the ARO, assessed the
long-term currency exchange rates used in the models and performed a sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.
/s/
Ernst & Young AS
We have served as the Company’s auditor since 2019.
Stavanger, Norway
8 March 2022

Equinor, Annual Report on Form 20-F 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA and subsidiaries’ (the Company) internal control over financial reporting as at 31 December 2021,
based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects,
effective internal control over financial reporting as at 31 December 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United

States)
(PCAOB), the 2021 Consolidated Financial Statements of the Company, and our report dated 8 March 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young AS
Stavanger, Norway
8 March 2022

Equinor, Annual Report on Form 20-F 2021

CONSOLIDATED STATEMENT

OF INCOME
Full year
(in USD million) Note 2021 2020 2019
Revenues 4
88,744
45,753
62,911
Net income/(loss) from equity accounted investments 13
259
53
164
Other income 5
1,921
12
1,283

Total revenues and other income 4
90,924
45,818
64,357

Purchases [net of inventory variation]

(35,160)
(20,986)
(29,532)
Operating expenses

(8,598)
(8,831)
(9,660)
Selling, general and administrative expenses

(780)
(706)
(809)
Depreciation, amortisation and net impairment losses 11, 12
(11,719)
(15,235)
(13,204)
Exploration expenses 12
(1,004)
(3,483)
(1,854)
Total operating expenses
(57,261)
(49,241)
(55,058)
Net operating income/(loss) 4
33,663
(3,423)
9,299
Interest expenses and other financial expenses
(1,223)
(1,392)
(1,450)
Other financial items
(857)
556
1,443
Net financial items 9
(2,080)
(836)
(7)

Income/(loss) before tax
31,583
(4,259)
9,292
Income tax 10
(23,007)
(1,237)
(7,441)
Net income/(loss)

8,576
(5,496)
1,851

Attributable to equity holders of the company

8,563
(5,510)
1,843
Attributable to non-controlling interests

14
14
8
Basic earnings per share (in USD)
2.64
(1.69)
0.55
Diluted earnings per share (in USD)
2.63
(1.69)
0.55
Weighted average number of ordinary shares outstanding

(in millions)
3,245
3,269
3,326
Weighted average number of ordinary shares outstanding, diluted

(in millions)
3,254
3,277
3,334

Equinor, Annual Report on Form 20-F 2021

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Full year
(in USD million) Note 2021 2020 2019
Net income/(loss)

8,576
(5,496)
1,851
Actuarial gains/(losses) on defined benefit pension

plans
147
(106)
427
Income tax effect on income and expenses recognised

in OCI
1)
(35)
19
(98)
Items that will not be reclassified to the Consolidated

statement of income
20
111
(87)
330
Foreign currency translation effects
(1,052)
1,064
(51)
Share of OCI from equity accounted investments
0
0
44
Items that may subsequently be reclassified to the Consolidated statement of income
(1,052)
1,064
(7)
Other comprehensive income/(loss)
(940)
977
323
Total comprehensive income/(loss)
7,636
(4,519)
2,174
Attributable to the equity holders of the company
7,622
(4,533)
2,166
Attributable to non-controlling interests
14
14
8
1) Other Comprehensive Income (OCI).

Equinor, Annual Report on Form 20-F 2021

CONSOLIDATED BALANCE SHEET

At 31 December
At 1 January
(in USD million) Note 2021 2020 2020
ASSETS
Property, plant and equipment 1) 11, 23
62,075
68,508
71,751
Intangible assets 12
6,452
8,149
10,738
Equity accounted investments 13
2,686
2,262
1,442
Deferred tax assets 10
6,259
4,974
3,881
Pension assets 20
1,449
1,310
1,093
Derivative financial instruments 26
1,265
2,476
1,365
Financial investments 14
3,346
4,083
3,600
Prepayments and financial receivables 14
1,087
861
1,214
Total non-current assets

84,618
92,623
95,083
Inventories 15
3,395
3,084
3,363
Trade and other receivables 16
17,927
8,232
8,233
Derivative financial instruments 26
5,131
886
578
Financial investments 14
21,246
11,865
7,426
Cash and cash equivalents 17
14,126
6,757
5,177

Total current assets

61,826
30,824
24,778

Assets classified as held for sale 5
676
1,362
0
Total assets

147,120
124,809
119,861
EQUITY AND LIABILITIES
Shareholders’ equity

39,010
33,873
41,139
Non-controlling interests

14
19
20
Total equity 18
39,024
33,892
41,159
Finance debt 19
27,404
29,118
21,754
Lease liabilities 23
2,449
3,220
3,191
Deferred tax liabilities 10
14,037
11,224
9,410
Pension liabilities 20
4,403
4,292
3,867
Provisions and other liabilities 1) 21
19,899
22,568
19,750
Derivative financial instruments 26
767
676
1,173
Total non-current liabilities

68,959
71,097
59,144
Trade, other payables and provisions 22
14,310
10,510
10,450
Current tax payable

13,119
1,148
3,699
Finance debt 19
5,273
4,591
2,939
Lease liabilities 23
1,113
1,186
1,148
Dividends payable 18
582
357
859
Derivative financial instruments 26
4,609
1,710
462
Total current liabilities

39,005
19,502
19,557

Liabilities directly associated with the assets classified

as held for sale
5
132
318
0
Total liabilities

108,096
90,917
78,702
Total equity and liabilities

147,120
124,809
119,861
1) Restated 1 January 2020 and 31 December

2020 figures due to a policy change affecting ARO,

see note 2 Significant accounting policies
and note 21 Provisions and other liabilities.

Equinor, Annual Report on Form 20-F 2021

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from equity
accounted
investments
Shareholders'
equity
Non-
controlling
interests Total equity
At 1 January 2019
1,185
8,247
38,790
(5,206)
(44)
42,970
19
42,990
Net income/(loss)
1,843
1,843
8
1,851
Other comprehensive income/(loss)
330
(51)
44
323
323
Total comprehensive income/(loss)
2,174
Dividends
(3,453)
(3,453)
(3,453)
Share buy-back
(500)
(500)
(500)
Other equity transactions
(15)
(29)
(44)
(7)
(52)
At 31 December 2019
1,185
7,732
37,481
(5,258)
0
41,139
20
41,159
Net income/(loss)
(5,510)
(5,510)
14
(5,496)
Other comprehensive income/(loss)
(87)
1,064
0
977
977
Total comprehensive income/(loss)
(4,519)
Dividends
(1,833)
(1,833)
(1,833)
Share buy-back
(21)
(869)
(890)
(890)
Other equity transactions
(11)
0
(11)
(15)
(25)
At 31 December 2020
1,164
6,852
30,050
(4,194)
0
33,873
19
33,892
Net income/(loss)
8,563
8,563
14
8,576
Other comprehensive income/(loss)
111
(1,052)
0
(940)
(940)
Total comprehensive income/(loss)
7,636
Dividends
(2,041)
(2,041)
(2,041)
Share buy-back
0
(429)
(429)
(429)
Other equity transactions
(15)
0
(15)
(18)
(33)
At 31 December 2021
1,164
6,408
36,683
(5,245)
0
39,010
14
39,024
Refer to note 18 Shareholders’ equity and dividends.

Equinor, Annual Report on Form 20-F 2021

CONSOLIDATED STATEMENT

OF CASH FLOWS
Full year
(in USD million) Note 2021 2020 2019
Income/(loss) before tax
31,583
(4,259)
9,292
Depreciation, amortisation and net impairment losses 11,12
11,719
15,235
13,204
Exploration expenditures written off 12
171
2,506
777
(Gains)/losses on foreign currency transactions and

balances
(47)
646
(224)
(Gains)/losses on sale of assets and businesses 5
(1,519)
18
(1,187)
(Increase)/decrease in other items related to operating

activities
1)
106
918
1,016
(Increase)/decrease in net derivative financial instruments 26
539
(451)
(595)
Interest received
96
162
215
Interest paid
(698)
(730)
(723)
Cash flows provided by operating activities before

taxes paid and working capital items
41,950
14,045
21,776
Taxes paid
(8,588)
(3,134)
(8,286)
(Increase)/decrease in working capital
(4,546)
(524)
259
Cash flows provided by operating activities

28,816
10,386
13,749
Cash used in business combinations
2)
5
(111)
0
(2,274)
Capital expenditures and investments
(8,040)
(8,476)
(10,204)
(Increase)/decrease in financial investments
3)
(9,951)
(3,703)
(1,012)
(Increase)/decrease in derivative financial instruments
(1)
(620)
298
(Increase)/decrease in other interest bearing items
28
202
(10)
Proceeds from sale of assets and businesses 5
1,864
505
2,608
Cash flows used in investing activities
(16,211)
(12,092)
(10,594)
New finance debt 19
0
8,347
984
Repayment of finance debt 4) 19
(2,675)
(2,055)
(1,314)
Repayment of lease liabilities 4) 23
(1,238)
(1,277)
(1,104)
Dividends paid 18
(1,797)
(2,330)
(3,342)
Share buy-back 18
(321)
(1,059)
(442)
Net current finance debt and other financing activities
1,195
1,365
(277)
Cash flows provided by/(used in) financing activities 19
(4,836)
2,991
(5,496)
Net increase/(decrease) in cash and cash equivalents
7,768
1,285
(2,341)
Foreign currency translation effects
(538)
294
(38)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
17
6,757
5,177
7,556
Cash and cash equivalents at the end of the

period (net of overdraft)
5) 17
13,987
6,757
5,177
1)
Full year 2021 includes redetermination settlement for the

Agbami field. For more information, see note

24 Other commitments, contingent
liabilities and contingent assets.
2)
Net after cash and cash equivalents acquired.
3)
Includes sale of Lundin shares in 2020.

4)
Repayment of lease liabilities are separated from the line

item Repayment of finance debt and 2019 and

2020 has been reclassified.
5)
At 31 December 2021 cash and cash equivalents

included a net overdraft of USD
140

million. At 31 December 2020 and 2019, cash and
cash equivalents net overdraft were
zero
.
Interest paid
in cash flows provided by operating activities

excludes capitalised interest of USD
334

million, USD
308

million, and USD
480
million for the years ending 31 December 2021, 2020

and 2019, respectively. Capitalised interest is included in Capital expenditures

and
investments in cash flows used in investing activities.

Total interest paid are USD
1.032

million, USD
1.038

million, and USD
1.203

million for
the years 2021, 2020 and 2019, respectively.

Equinor, Annual Report on Form 20-F 2021

Notes to the Consolidated financial statements
1 Organisation
Equinor ASA
, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in
Norway
. The
address of its registered office is
Forusbeen 50, N-4035 Stavanger, Norway
.
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
The Consolidated financial statements of Equinor for the full year 2021 were authorised for issue in accordance with a resolution of
the board of directors on 8 March 2022.
2 Significant accounting policies
Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with
International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU)

and with IFRSs as issued by the
International Accounting Standards Board (IASB), effective at 31 December 2021.
Basis of preparation
The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out
below. The policies described in this note are, unless otherwise noted, in effect at the balance sheet date. These policies have been applied consistently to all periods presented in these Consolidated financial statements,

except as otherwise noted in disclosure
related to the impact of policy changes following the adoption of new accounting standards and voluntary changes in 2021. Certain
amounts in the comparable years have been restated or reclassified to conform to current year presentation. The subtotals and totals
in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.
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
(RFRs), IASB released two publications addressing issues affecting financial reporting in the period before the replacement of an
existing interest rate benchmark with an RFR (phase one), and issues that affect financial reporting when an existing interest rate
benchmark is replaced with an RFR (phase two), typically modifications to contracts as a result of the reform. The amendments
provide specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash
flows changes as a result of the interest rate benchmark reform. As a practical expedient, the amendments require an entity to change
the basis for determining the contractual cash flows prospectively by revising the effective interest rate. Had the expedient not existed,
the financial instrument should be derecognised by such a contractual change, or, if the modification was insubstantial, the carrying value of the financial instrument recalculated and the adjustment recognised as a profit/loss.
The phase one amendments were effective from 1 January 2020 and the phase two amendments were effective for annual periods
beginning on or after 1 January 2021. Equinor has applied the amendments at the effective dates.
For Equinor, the transition is relevant for issued bonds with floating interest rates, terms of conditions for bank accounts, project financing, legal contracts and joint venture cash calls as well as for derivatives. In collaboration with our counterparties, Equinor is in
the process of replacing contracts which include references to IBORs with new contracts with references to RFRs. Currently, the IBOR

Equinor, Annual Report on Form 20-F 2021

reform mainly implies an administrative burden and no material financial impact from the reform is expected. Equinor’s risk
management strategy has not changed to a significant degree following the IBOR reform.

Other standards, amendments to standards and interpretations of standards, effective as of 1

January 2021
Other standard amendments or interpretations of standards effective as of 1 January 2021 and adopted by Equinor, were not material to Equinor’s Consolidated financial statements upon adoption.
Voluntary change in significant accounting policy related to discount rate for Asset Retirement Obligation (ARO) calculation
With effect from 1 October 2021, Equinor changed its discount rate used in calculation of the ARO so that it no longer includes an
element covering Equinor’s own credit risk. This voluntary accounting policy change is made because the credit element’s exclusion
from the discount rate in estimating the ARO liability is deemed to better represent the risks specific to the ARO liability. The change
affects the amounts of ARO liabilities and the ARO elements of property, plant and equipment materially, and prior periods’ balance sheet amounts in this respect have been restated, see further details in Note 21. The policy change will impact future depreciation
expenses as well as potential asset impairments or impairment reversals. The impact on relevant lines in the income statement and
on equity upon implementation of the voluntary policy change are immaterial. Prior period income statements and statements of
changes in equity have not been restated.
Other standards, amendments to standards and interpretations of standards, issued but not yet effective
Amendment to IAS 1 and Materiality practice statement 2: Replacing ‘Significant accounting policies’ with ‘Material
accounting policies’
IASB has issued an amendment to IAS 1 Presentation of financial statements and the IFRS

Practice Statement 2 ‘Making Materiality
Judgement’. These amendments are intended to help entities provide more useful accounting policy disclosures by replacing the term
‘Significant’ with the term ‘Material’ and by providing additional guidance as to what is considered a ‘material accounting policy’. When
implementing the amendment, even though some additions to the disclosures may be introduced to present an even more Equinor-
specific accounting policy note, the note is expected to be somewhat reduced in scope, disclosing only those accounting policies that
are deemed needed to understand other material information in the financial statements of Equinor.
The amendments become effective for annual periods beginning on or after 1 January 2023, but earlier application is permitted.
Equinor expects to apply the amendments from the effective date.
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
The most important matters in understanding the key sources of estimation uncertainty that are involved in preparing these
Consolidated financial statements are disclosed in the following under each paragraph, where relevant
Estimation uncertainty from initiatives to limit climate changes and the energy transition
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the
economic assumptions in our estimations of future cash flow. The results the development of such initiatives may have in the future, and the degree Equinor’s operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, assessing the future development in supply and demand, technology change,
taxation, tax on emissions, production limits and other important factors. The assumptions may change which could materialise in
different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as
economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments). See note 3 Consequences of initiatives to limit climate changes for more details.

Equinor, Annual Report on Form 20-F 2021

Statement of cash flows
In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss)

before tax is adjusted
for changes in inventories and operating receivables and payables, the effects of non-cash items such as depreciations,

amortisations
and impairments, provisions, unrealised gains and losses and undistributed profits from associates and items of income or expense
for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments,

Increase/decrease in
derivative financial instruments and Increase/decrease in other interest-bearing items are all presented net as part of Investing
activities, either because the transactions are financial investments and turnover is quick, the amounts are large, and the maturities
are short, or due to materiality.
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
been eliminated.
Non-controlling interests are presented separately within equity in the Consolidated balance sheet.
When partially divesting subsidiaries which do not constitute a business, and the investment is reclassified to an associate or a jointly
controlled investment, Equinor only recognises the gain or loss on the divested part.
Accounting judgement regarding partial divestments
The policy regarding partial divestments of subsidiaries requires judgement to be applied on a case-by-case basis and has had a
substantial impact on the accounting for the divestment of Equinor’s non-operated interests in the Empire Wind and Beacon Wind
assets, which took effect in 2021 and are further described in Note 5 Acquisitions and Disposals.

Equinor reflected on the
requirements and scope of IFRS 10 Consolidated Financial Statements and IAS 28 Investments in

Associates and Joint Ventures, as
well as the substance of the transactions. In evaluating the standards’ requirements, Equinor acknowledged pending considerations
related to several relevant and similar issues which have been postponed by the IASB in anticipation of concurrent consideration at a
later date and considered the facts and substance of the transactions in question as well as Equinor’s subsequent involvement.

Since
assets were transferred into separate legal entities only at the time when 50% of the entities’

shares were sold to a third party, thereby
resulting in Equinor’s loss of control of those asset-owning subsidiaries, and simultaneously established investments in joint ventures,
Equinor concluded to only recognise the gain on the divested part.
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

Equinor, Annual Report on Form 20-F 2021

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
Joint ventures, in which Equinor has rights to the net assets, are accounted for using the equity method. These currently include the
majority of Equinor’s investments in the Renewables (REN) operating and reporting segment.
Equinor’s participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control
nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified as equity
accounted investments. Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-
acquisition changes in Equinor’s share of net assets of the entity, less distributions received and less any impairment in value of the investment. The part of an equity accounted investment’s dividend distribution exceeding the entity’s carrying amount in the
Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated

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
Equinor's accounting policies as described in this note also apply to the specific financial information included in reporting segments-
related disclosure in these Consolidated financial statements, with an exception for leases. Note

4 Segments includes further
information about lease accounting in the reporting segments.
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

Equinor, Annual Report on Form 20-F 2021

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
expenses.
Accounting judgement regarding acquisitions
Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-
case basis. Acquisitions are assessed under the relevant IFRS criteria to establish whether the transaction represents a business
combination or an asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and
in terms of future periods’ operating income. Similar assessments are performed upon the acquisition of interests in a joint operation
to determine whether the activity in the joint operation constitutes a business, and whether the principles of business acquisition
accounting therefore should be applied. The concentration test in IFRS 3 provide some clarification to the definition of a business, but
do not diminish the fact that critical judgements apply when deciding on whether a transaction is a business combination. Depending
on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made,
have largely been concluded to represent asset purchases.
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
Revenues from the production of oil and gas in which Equinor shares an interest with other companies are recognised on the basis of
volumes lifted and sold to customers during the period (the sales method). Where Equinor has lifted and sold more than the
ownership interest, an accrual is recognised for the cost of the overlift. Where Equinor has lifted and sold less than the ownership
interest, costs are deferred for the underlift.
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

Equinor, Annual Report on Form 20-F 2021

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

respectively.
Equinor sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These gas sales
and related expenditures refunded by the Norwegian State are presented net in the Consolidated financial statements. Natural gas
sales made in the name of Equinor subsidiaries are also presented net of the SDFI’s share in the

Consolidated statement of income,
but this activity is reflected gross in the Consolidated balance sheet.
Accounting judgement related to transactions with the Norwegian State
Whether to account for the transactions gross or net involves the use of significant accounting judgement. In making the judgement,
Equinor has considered whether it controls the State originated crude oil volumes prior to onwards sales to third party customers.
Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the State, Equinor
purchases the crude oil volumes from the State and obtains substantially all the remaining benefits.

On that basis, Equinor has
concluded that it acts as principal in these sales.
Regarding gas sales, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although
Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the State.
On that basis, Equinor is not considered the principal in the sale of the SDFI’s natural gas volumes
Employee benefits
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
Levies, emission allowances and other government takes
CO2 free quotas received under the EU Emissions Trading System (EU ETS) are reflected evenly over the accounting year.
Additional quotas purchased are reflected at cost in Operating expenses as incurred in line with emissions. Accruals for CO2 quotas
required to cover emissions to date are valued at market price and reflected as a current liability within Trade, other payables and
provisions. Quotas owned, but exceeding the emissions incurred to date, are carried in the balance sheet at cost price, classified as
Other current receivables,

as long as such purchased quotas are acquired in order to cover own emissions and may be kept to cover
subsequent years’ emissions.
Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid and
expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.
Estimation uncertainty regarding levies
Equinor’s global business activities are subject to different indirect taxes in various jurisdictions around the world. In these
jurisdictions, governments can respond to global or local development, including climate related matters and public fiscal balances, by
issuing new laws or other regulations stipulating changes in value added tax, tax on emissions,

customs duties or other levies which
may affect profitability and even the viability of Equinor’s business in that jurisdiction. Equinor mitigates this risk by using local legal
representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal
disputes arise from difference in interpretations. Equinor’s legal department, together with local legal representatives, estimate the
outcome from such legal disputes based on first-hand knowledge. Such estimates may differ from the actual results. We refer to note
24 Other commitments, contingent liabilities and contingent assets for a presentation of contingent liabilities arising from such legal
proceedings.

Equinor, Annual Report on Form 20-F 2021

Income tax
Income tax in the Consolidated statement of income comprises current and deferred tax expense.

Income tax is recognised in the
Consolidated statement of income except when it relates to items recognised in OCI.
Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous
years. Uncertain tax positions and potential tax exposures are analysed individually, and as tax disputes are mostly binary in nature, the most likely amount for probable liabilities to be paid (unpaid potential tax exposure amounts,

including penalties) and for assets to
be received (disputed tax positions for which payment has already been made) in each case is recognised within Current tax or
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
When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding
deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items. The applied policy is in line
with an amendment to IAS 12, reducing the scope of the initial recognition exemption, which is effective from 1 January 2023.
Estimation uncertainty regarding income tax
Every year Equinor incurs significant amounts of income taxes payable to various jurisdictions around the world and may recognise
significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of
applicable tax laws and regulations regarding amounts in Equinor’s tax returns,

which are filed in a considerable number of tax
regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or
to reach resolutions of the appropriate tax positions through litigation.
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
against future income taxes.
The Covid-19 pandemic has increased the uncertainty in determining key business assumptions used to assess the recoverability of
deferred tax assets through sufficient future taxable income before tax losses expire. Climate-related matters and the transition to
carbon-neutral energy-consumption globally could also influence Equinor’s future taxable profits, and ability to utilise tax losses
carried forward and the recognition of deferred tax assets in certain tax jurisdictions
Oil and gas exploration, evaluation and development expenditures
Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests
in oil and gas properties and to drill and equip exploratory wells are capitalised as exploration and evaluation expenditures within
intangible assets until the well is complete and the results have been evaluated, or there is any other indicator of a potential
impairment. Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible
assets during the evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously
capitalised costs are evaluated for derecognition or tested for impairment. Geological and geophysical costs and other exploration and
evaluation expenditures are expensed as incurred.
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

Equinor, Annual Report on Form 20-F 2021

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
Accounting judgement and estimation uncertainty regarding exploration activities
Equinor capitalises the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas
reserves. Equinor also capitalises leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and
gas acreage. Judgements as to whether these expenditures should remain capitalised, be de-recognised or written down in the period
may materially affect the carrying values of these assets and consequently, the operating income for the period.
Property, plant and equipment
Property, plant and equipment is reflected at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the
initial estimate of an asset retirement obligation, if any, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Proceeds from production ahead of a project’s final approval are regarded as ‘early production’

and is recognised as
revenue rather than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of
similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in
the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of PSAs in certain countries, and which qualify for recognition as assets of Equinor. State-
owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.
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

Equinor, Annual Report on Form 20-F 2021

Monetary or non-monetary grants from governments, when related to property, plant and equipment and considered reasonably certain, are recognised in the Consolidated balance sheet as a deduction to the carrying value of the asset and subsequently
recognised in the Consolidated statement of income over the life of the depreciable asset as a reduced depreciation expense.
Estimation uncertainty regarding determining oil and gas reserves
Reserves estimates are complex and based on a high degree of professional judgement involving geological and engineering
assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant
operating capacity. Recoverable oil and gas quantities are always uncertain. The reliability of these estimates at any point in time depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the
hydrocarbons. Reserves quantities are, by definition, discovered, remaining, recoverable and economic.
Estimation uncertainty; Proved oil and gas reserves
Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets,

as changes in the proved reserves, for
instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and
gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with
reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic
conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of
proved reserves only reflect the period before the contracts providing the right to operate expire.

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

Commission (SEC) regulations

S-
K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as
required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability). An independent third
party has evaluated Equinor's proved reserves estimates, and the results of this evaluation do not differ materially from Equinor's
estimates.
Estimation uncertainty; Expected oil and gas reserves
Changes in the expected oil and gas reserves, for instance as a result of changes in prices, may materially impact the amounts of
asset retirement obligations, as a consequence of timing of the removal activities. It may also impact value-in-use calculations for oil
and gas assets, possibly also affecting impairment testing and the recognition of deferred tax assets. Expected oil and gas reserves
are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from
projects in operation or decided for development. Recoverable oil and gas quantities are always uncertain. As per Equinor’s internal
guidelines, expected reserves are defined as the ‘forward looking mean reserves’ when based on a stochastic prediction approach. In
some cases, a deterministic prediction method is used, in which case the expected reserves are the deterministic base case or best
estimate. Expected reserves are therefore typically larger than proved reserves as defined by the

SEC, which are high confidence
estimates with at least a 90% probability of recovery when a probabilistic approach is used.

Expected oil and gas reserves have been
estimated by internal qualified professionals on the basis of industry standards and classified in accordance with the Norwegian
resource classification system issued by the Norwegian Petroleum Directorate.

Equinor, Annual Report on Form 20-F 2021

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
Many of Equinor’s lease contracts, such as rig and vessel leases, involve several additional services and components, including
personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services
represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts are accounted for
separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as
incurred, depending on the activity involved.
Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, the related
lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor’s participation interest in the licence. When
Equinor is considered to have the primary responsibility for the full external lease payments,

the lease liability is recognised gross
(100%). Equinor derecognises a portion of the RoU asset equal to the non-operator’s interests in the lease, and replace it with a
corresponding financial lease receivable, if a financial sublease is considered to exist between

Equinor and the licence. A financial
sublease will typically exist where Equinor enters into a contract in its own name, has the primary responsibility for the external lease
payments, the underlying asset will only be used on one specific licence, and the costs and risks related to the use of the asset are
carried by that specific licence.
Accounting judgement regarding leases
In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and
consequently whether such contracts should be reflected gross (100%) in the operator’s financial statements, or according to each
joint operation partner’s proportionate share of the lease.
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

Equinor, Annual Report on Form 20-F 2021

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
3 months are classified as current financial investments. Contractually mandatory deposits in escrow bank accounts are included as
restricted cash if the deposits are provided as part of the Group’s operating activities and therefore is deemed as held for the purpose
of meeting short-term cash commitments, and the deposits can be released from the escrow account without undue expenses. Cash
and cash equivalents and current financial investment are accounted for at amortised cost or at fair value through profit or loss.
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

Equinor, Annual Report on Form 20-F 2021

Impairment of property, plant and equipment, right-of-use assets and intangible assets including goodwill
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the
carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs)

which are the smallest
identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets.
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
In assessing whether a write-down of the carrying amount of a potentially impaired asset is required,

the asset's carrying amount is
compared to the recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost of disposal or its
value in use. Fair value less cost of disposal is determined based on comparable recent arm’s length market transactions or based on
Equinor’s estimate of the price that would be received for the asset in an orderly transaction between market participants. Such fair value estimates are mainly based on discounted cash flow models, using assumed market participants’ assumptions,

but may also
reflect market multiples observed from comparable market transactions or independent third-party valuations.

Value in use is
determined using a discounted cash flow model. The estimated future cash flows applied in establishing value in use are based on
reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will
exist over the remaining useful life of the assets, as set down in Equinor's most recently approved long-term forecasts. Assumptions
and economic conditions in establishing the long-term forecasts are reviewed by management on a regular basis and updated at least
annually. See note 11

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
Estimation uncertainty regarding impairment
Changes in the circumstances or expectations of future performance of an individual asset may be an indicator that the asset is
impaired, requiring its carrying amount to be written down to its recoverable amount. Impairments are reversed if conditions for

Equinor, Annual Report on Form 20-F 2021

impairment are no longer present. Evaluating whether an asset is impaired or if an impairment should be reversed requires a high
degree of judgement and may to a large extent depend upon the selection of key assumptions about the future.
The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future
commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions
impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates
will also affect value-in-use, especially for NCS-assets, where the functional currency is NOK. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in
the estimated future cash flows, including climate-related matters affecting those assumptions. For example, climate-related matters
(see also Note 3 Consequences of initiatives to limit climate changes) are expected to have a pervasive effect on the energy industry,
affecting not only supply, demand and commodity prices, but also technology-changes, increased emission-related levies and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating
future cash flows using probability-weighted scenario analyses.
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
Derivative financial instruments
Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest
rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a
derivative contract is entered into and are subsequently re-measured at fair value through profit and loss. The impact of commodity-
based derivative financial instruments is recognised in the Consolidated statement of income under

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

Equinor, Annual Report on Form 20-F 2021

classified as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as
current.
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
Equinor's proportionate share of multi-employer defined benefit plans is recognised as liabilities in the Consolidated balance sheet to
the extent that sufficient information is available, and a reliable estimate of the obligation can be made.
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

Equinor, Annual Report on Form 20-F 2021

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
Asset retirement obligations (ARO)
Provisions for ARO costs are recognised when Equinor has an obligation (legal or constructive)

to dismantle and remove a facility or
an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local
conditions and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time
horizon of the underlying cash flows. To better represent the risks specific to the ARO liability, and as described in a previous paragraph regarding changes in accounting policies, Equinor no longer includes a credit premium reflecting Equinor's own credit risk.
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
Estimation uncertainty regarding asset retirement obligations
Establishing the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing
technological developments and involve the application of judgement and involve an inherent risk of significant adjustments. The costs
of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering
relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs
are constantly changing. The speed of the transition to new renewable energy may also influence the timing of the production period,
hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary
considerably depending on the assumed removal complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of
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
balance sheet date.

Equinor, Annual Report on Form 20-F 2021

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
techniques.
Estimation uncertainty regarding the Covid-19 pandemic
During 2020, the Covid-19 pandemic slowed economic growth and had dramatic consequences for energy demand, particularly
mobility fuels, resulting in a collapse in commodity prices in the first half of 2020. Commodity prices rebounded through the second
half of 2020 and have since the first quarter of 2021 surpassed pre-pandemic levels. When setting

Equinor’s estimates for global
supply, demand and commodity prices, management factored in the effects of global roll-out of vaccines during 2021 and 2022. Virus mutation is still causing new waves of lockdown and other restrictions, but the Omicron variant seems less dangerous, letting
governments ease restrictions as former variants are being outcompeted. Even though we expect to see the end of the pandemic in
the near future, there is always inherent uncertainties and a risk of new virus flare-ups for as long as the virus is allowed to mutate.
The outlook is still somewhat uncertain and dominated by downside risks such as virus infection flare-ups, and we expect that
continued global vaccination and the scope of monetary and fiscal governmental stimuli will still affect the economy in the short term.
As such, the full resulting operational and economic impact for Equinor from the pandemic cannot be fully ascertained at this time.
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

The situation is to a certain
degree still unpredictable and may have additional consequences for the progress and costs of our projects.
3 Consequences of initiatives to limit climate changes
Equinor’s ambitions and our strategy
Climate change and reaching the goals set out in the Paris Agreement represent fundamental challenges to society. As outlined in the
COP26 Glasgow Climate Pact, achieving the most ambitious goals of the Paris Agreement now requires rapid, deep and sustained
reductions in global greenhouse gas emissions. This includes reducing global carbon dioxide emissions by 45% by 2030 relative to
2010 levels, and to net zero around mid-century. Equinor’s ambition is to be a leading company in the energy transition and to become a net-zero company by 2050, including emissions from production through to final energy consumption. Equinor’s strategy is
to create value as a leader in the energy transition by pursuing high-value growth in renewables and new markets opportunities in low
carbon solutions at the same time as it optimises its oil and gas portfolio.
Assessment of risks arising from climate change and the energy transition
Climate changes and a transition to a lower carbon economy will affect Equinor’s business and entails a broad range of different risk
factors. Equinor’s climate roadmap and all of our climate-related ambitions are a response to these challenges and risks related to
climate change.
●

Market and technology risks. A transition to a low carbon economy contributes to uncertainty over future demand and prices for
oil and gas. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies,

represent both threats
and opportunities for Equinor.
●

Physical risks. Changes in physical climate parameters could impact Equinor through increased costs or incidents affecting
Equinor’s operations. Examples of physical parameters that could impact Equinor’s facility design and operations include acute
effects like increasing frequency and severity of extreme weather events, and chronic effects like rising sea level, changes in sea
currents and reduced water availability. Unexpected changes in meteorological parameters, such as average wind speed, can also affect renewable power generation outputs, resulting in performance above or below expectations.
●

Regulatory risk. Equinor expects, and is preparing for, regulatory changes and policy measures targeted at reducing greenhouse gas emissions, such as changes in carbon costs and taxes, emission standards or energy subsidy policies. Stricter climate

Equinor, Annual Report on Form 20-F 2021

regulations and policies could impact Equinor's financial outlook, including the value of assets, access to acreage, or indirectly
through changes in consumer behaviour or technology developments.

●

Reputational and litigation risk. Increased concern over climate change could lead to increased expectations on fossil fuel
producers, as well as a more negative perception of the oil and gas industry. This could lead to increased litigation-related costs and poor reputation could affect Equinor’s license to operate as well as the ability to attract and retain talent and key
competences.
●

Risk of diminished access to financing. Strong competition for assets may lead to diminishing returns within the renewable and
low carbon industries and hamper the transition into a broader energy company. Competitive auctions/tenders where prices don’t allow absorption of higher costs may increase the exposure to inflation risk. This is also relevant for assets where the costs and
income have been locked in before the final investment decision. There is also a risk of increased cost of capital for fossil fuel
producers. Certain lenders have recently indicated that they will direct or restrict their lending activities based on environmental
parameters.
Effects on estimation uncertainty
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the
economic assumptions in our estimations of future cash flows. The results of the development of such initiatives, and the degree to
which Equinor’s operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, as this comprises assessing the future development in supply and demand, technology
change, taxation, tax on emissions, production limits and other important factors. The assumptions may change, which could
materialise in different outcomes from the current projected scenarios. This could result in significant changes to accounting
estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments).
Equinor’s commodity price assumptions applied in value-in-use impairment testing, are set in accordance with accounting regulations
and based on management’s best estimate of the development of relevant current circumstances and the likely future development of
such circumstances. This price-set is currently not equal to a price-set required to achieve the goals in the Paris Agreement as
described in the WEO Sustainability Development Scenario, or the Net Zero Emissions

by 2050 Scenario. A future change in the
trajectory of how the world acts with regards to implementing actions in accordance with the goals in the

Paris agreement could,
depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of Equinor’s property, plant and equipment in total. A calculation of a possible effect of using the prices (including CO
2

prices) in a 1.5
o
C compatible Net Zero Emission
by 2050 Scenario as estimated by the International Energy Agency (IEA) could result in an impairment of around USD
7

billion before
tax. This illustrative impairment sensitivity is based on a simplified model and limitations further described in note 11 Property,

plant &
equipment.
CO
2
-related cost
Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. A
global tax on CO
2

emissions will have a negative impact on the valuation of Equinor’s oil and gas assets, but this risk is mitigated by
Equinor’s internal carbon price applied to all potential new projects and investments, currently set at
58

USD/tonne and increasing
towards
100

USD/tonne by the year 2030 and stays flat thereafter. As such, climate considerations are a part of the investment decisions following Equinor’s strategy and commitments to the energy transition.
Climate considerations are included in the impairment calculations directly by estimating the CO
2

taxes in the cash flows. Indirectly,
the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered.
The CO
2

prices also have effect on the estimated production profiles and economic cut-off of the projects.
Impairment calculations are based on best estimate assumptions. To reflect that carbon will have a cost for all our assets, the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor
has not established specific estimates. The EU ETS price has increased significantly from
56

EUR/tonne in 2020 and is expected to
remain high, in the region of
80

EUR/tonne for the next couple of years. Then the price is expected to be
65

EUR/tonne (
27.5
EUR/tonne) in 2030 and thereafter increasing to
100

EUR/tonne (
41

EUR/tonne) in 2050 (assumptions used in 2020 in brackets).
Norway’s Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO
2

tax (the
total of EU ETS + Norwegian CO
2

tax) in Norway to
2,000

NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.
Total expensed CO
2

cost related to emissions and purchase of CO
2

quotas for the companies Equinor ASA and Equinor Energy AS
related to activities on the Norwegian Continental Shelf (Equinor’s share of the operating licences) and land-based operating facilities in Norway owned by Equinor amounts to USD
428

million in 2021, and USD
268

million in 2020.
Upstream oil & gas (stranded assets)
The transition to renewable energy, technological development and reduction in global demand for carbon-based energy, may have a negative impact on the future profitability of investments in upstream oil and gas assets, in particular assets with long estimated useful
lives, projects in an early development phase and undeveloped assets controlled by Equinor. Equinor seeks to mitigate this risk by

Equinor, Annual Report on Form 20-F 2021

focusing on improving the resilience of the existing upstream portfolio, maximising the efficiency of our infrastructure on the Norwegian
Continental Shelf and optimising our high-quality international portfolio. Equinor will also continue to selectively explore for new
resources with a focus on mature areas that can make use of existing infrastructure to minimise emissions and maximise value.
During the transition, Equinor will allocate less of our capital budget to oil and gas in the coming years and eventually decrease the
volume of production over time. Equinor’s plans to become a net-zero company by 2050 have not resulted in the identification of
additional assets being triggered for impairment or earlier cessation of production as of year-end

2021.
Any future exploration may be restricted by regulations, market and strategic considerations. Provided that the economic assumptions
would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialize,

assets at risk mainly
comprise the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total carrying
value of USD
4.6

billion. See note 12 Intangible assets for more information regarding Equinor’s intangible assets.
Timing of Asset Retirement Obligations (ARO)
If the business cases of Equinor’s oil and gas producing assets should change materially from governmental initiatives to limit climate change, this could affect the timing of our asset retirement obligations. A shorter production period, accelerating the time for when
assets need to be removed after ended production, will increase the carrying value of the liability. The effect of performing removal five years earlier than currently scheduled, is estimated to increase the liability by USD
0.2

billion. See note 21 Provisions and other
liabilities for more information regarding Equinor’s ARO.
4 Segments
As from 1 June 2021 Equinor’s operations are managed through the following operating segments (business areas): Exploration &
Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA

(EPUSA), Marketing,
Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and

Technology,

Digital & Innovation
(TDI) and Corporate staff and functions.
The main change in the organisational corporate structure compared to previous periods is that the operating segment Development
& Production Brazil is merged into the operating segment Exploration & Production International.

In addition, the operating segment
Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration &
Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and
Safety, Security and Sustainability. The operating segment Technology,

Projects & Drilling is split into Technology,

Digital &
Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the
reportable segments.
The Exploration & Production business areas are responsible for the discovery and appraisal of new resources and commercial
development of the oil and gas portfolios within their respective geographical areas: EPN on the

Norwegian continental shelf, EPUSA
in USA and EPI worldwide outside of EPN and EPUSA.
The PDP is responsible for field development, well deliveries and procurement in Equinor.
TDI brings together research, technology development, specialist advisory services, digitalisation, IT, improvement, innovation, ventures and future business to one technology powerhouse.
The MMP business area is responsible for marketing and trading of oil and gas commodities

(crude, condensate, gas liquids,
products, natural gas and liquified natural gas), electricity and emission rights, as well as transportation,

processing and
manufacturing of the above-mentioned commodities, operations of refineries, terminals and processing - and power plants and low
carbon solutions including carbon capture and storage which was previously the responsibility of the REN business area.
The REN business area is responsible for wind parks and other renewable energy solutions.
The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production

International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables

(REN) consist of the
business areas EPN, EPI, EPUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment “Other” due to the immateriality of these operating segments. Most of the costs
within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.
The changes do not have a material effect on comparable figures.
As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the
activities in REN were reported in the segment “Other”. The new reporting structure has been applied retrospectively with comparable

Equinor, Annual Report on Form 20-F 2021

figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the
information is regarded useful for the readers of the financial statements.
Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products,

are eliminated in the Eliminations
column below. Inter-segment revenues are based upon estimated market prices.
Segment data for the years ended 31 December 2021, 2020 and 2019 are presented below. The measurement basis of segment
profit is net operating income/(loss).

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
Full year 2021
E&P
Norway
E&P
International E&P USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income
269
1,113
377
87,025
1,394
485
0
90,665
Revenues inter-segment
38,972
4,230
3,771
321
0
5
(47,300)
0
Net income/(loss) from equity accounted
investments
0
214
0
22
16
7
0
259
Total revenues and other income

39,241
5,558
4,149
87,368
1,411
497
(47,300)
90,924
Purchases [net of inventory variation]
0
(58)
0
(80,873)
0
(1)
45,773
(35,160)
Operating, selling, general and
administrative expenses
(3,729)
(1,466)
(1,076)
(4,276)
(163)
264
1,066
(9,378)
Depreciation, amortisation and net
impairment losses
(4,678)
(3,257)
(1,733)
(1,079)
(3)
(970)
0
(11,719)
Exploration expenses
(363)
(451)
(190)
0
0
0
0
(1,004)
Total operating expenses
(8,770)
(5,232)
(2,999)
(86,227)
(166)
(707)
46,839
(57,261)
Net operating income/(loss)
30,471
326
1,150
1,141
1,245
(210)
(461)
33,663
Additions to PP&E, intangibles and equity
accounted investments
5,101
1,828
690
221
455
212
0
8,506
Balance sheet information
Equity accounted investments

3
1,417
0
113
1,108
45
0
2,686
Non-current segment assets

35,301
15,358
11,406
3,019
154
3,288
0
68,527
Non-current assets not allocated to
segments

13,406
Total non-current assets

84,618

Equinor, Annual Report on Form 20-F 2021

Full year 2020
E&P
Norway

E&P
International
E&P

USA MMP REN 1) Other 1)
Eliminations

Total (in USD million)
Revenues third party, other revenue and
other income
91
451
368
44,605
18
232
0
45,765
Revenues inter-segment
11,804
3,183
2,247
309
0
4
(17,547)
0
Net income/(loss) from equity accounted
investments
0
(146)
0
31
163
5
0
53
Total revenues and other income

11,895
3,489
2,615
44,945
181
241
(17,547)
45,818
Purchases [net of inventory variation]
0
(72)
0
(38,072)
0
1
17,157
(20,986)
Operating, selling, general and
administrative expenses
(2,829)
(1,439)
(1,313)
(5,060)
(215)
634
685
(9,537)
Depreciation, amortisation and net
impairment losses
(5,546)
(3,471)
(3,824)
(1,453)
(1)
(939)
0
(15,235)
Exploration expenses
(423)
(2,071)
(990)
0
0
1
0
(3,483)
Total operating expenses
(8,798)
(7,054)
(6,127)
(44,586)
(216)
(304)
17,842
(49,241)
Net operating income/(loss)
3,097
(3,565)
(3,512)
359
(35)
(63)
296
(3,423)
Additions to PP&E, intangibles and equity
accounted investments
4,851
2,609
1,068
190
31
1,013
0
9,762
Balance sheet information
Equity accounted investments

3
1,125
0
92
1,017
25
0
2,262
Non-current segment assets 2)
37,733
17,835
12,586
4,368
3
4,132
0
76,657
Non-current assets not allocated to
segments

13,704
Total non-current assets

92,623
1) Reclassified.
2) Restated. For more information, see note 21

Provisions and other liabilities.

Equinor, Annual Report on Form 20-F 2021

Full year 2019
E&P
Norway

E&P
International
E&P

USA MMP REN 1) Other 1)
Eliminations

Total (in USD million)
Revenues third party, other revenue and
other income
1,048
1,685
441
60,491
258
269
0
64,194
Revenues inter-segment
17,769
4,376
3,792
439
0
4
(26,379)
0
Net income/(loss) from equity accounted
investments
15
24
6
25
95
(1)
0
164
Total revenues and other income

18,832
6,085
4,239
60,955
353
271
(26,379)
64,357
Purchases [net of inventory variation]
(1)
(34)
0
(54,454)
0
(1)
24,958
(29,532)
Operating, selling, general and
administrative expenses
(3,284)
(1,684)
(1,668)
(4,897)
(192)
465
793
(10,469)
Depreciation, amortisation and net
impairment losses
(5,439)
(2,228)
(4,133)
(600)
(1)
(803)
0
(13,204)
Exploration expenses
(478)
(668)
(709)
0
0
0
0
(1,854)
Total operating expenses
(9,201)
(4,614)
(6,510)
(59,951)
(193)
(339)
25,750
(55,058)
Net operating income/(loss)
9,631
1,471
(2,271)
1,004
160
(68)
(629)
9,299
Additions to PP&E, intangibles and equity
accounted investments
7,316
2,851
3,004
788
175
648
0
14,782
Balance sheet information
Equity accounted investments

3
321
0
90
1,003
25
0
1,442
Non-current segment assets 2)
34,938
21,161
16,929
5,248
187
4,026
0
82,489
Non-current assets not allocated to
segments

11,152
Total non-current assets

95,083
1) Reclassified.
2) Restated. For more information, see note 21 Provisions

and other liabilities.

Equinor, Annual Report on Form 20-F 2021

Non-current assets by country
At 31 December
(in USD million)
2021 2020 2)
Norway
40,564
44,311
USA
12,323
13,383
Brazil
8,751
8,359
UK
2,096
4,491
Azerbaijan
1,654
1,708
Canada
1,403
1,584
Russia
1,235
973
Angola
948
883
Algeria
708
808
Denmark
536
953
Other
996
1,465
Total non-current assets 1)
71,213
78,919
1)
Excluding deferred tax assets, pension assets and

non-current financial assets.

2)
Restated. For more information see note 21, Provisions

and other liabilities.
See note 5 Acquisitions and disposals for information on transactions that affect the different segments.
See note 11 Property,

plant and equipment for further information on impairment losses and impairment reversals that affect the
different segments.
See note 12 Intangible assets for information on impairment losses and impairment reversals that affect the different segments.
See note 24 Other commitments, contingent liabilities and contingent assets for information on contingencies that affect the segments.

Equinor, Annual Report on Form 20-F 2021

Revenues from contracts with customers by geographical areas
Equinor has business operations in around
30

countries.
When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for 2021, Norway constitutes
81
% and USA constitutes
13
%. For 2020 the
revenues to Norway and USA constituted
80
% and
14
% respectively, and for 2019
75
% and
18
% respectively.
Revenues from contracts with customers and

other revenues
(in USD million) 2021 2020 2019
Crude oil
38,307
24,509
33,505
Natural gas
28,050
7,213
11,281

- European gas
24,900
5,839
9,366

- North American gas
1,783
1,010
1,359

- Other incl LNG
1,368
363
556
Refined products
11,473
6,534
10,652
Natural gas liquids
8,490
5,069
5,807
Transportation
921
1,083
967
Other sales
1,006
681
445
Total revenues from contracts with customers
88,247
45,088
62,657
Taxes paid in-kind
345
93
344
Physically settled commodity derivatives
(1,075)
209
(1,086)
Gain/(loss) on commodity derivatives
951
108
732
Other revenues
276
256
265
Total other revenues
497
665
254
Revenues
88,744
45,753
62,911

Equinor, Annual Report on Form 20-F 2021

5 Acquisitions and disposals
2021
Disposals
10% of Dogger Bank Farm C
On 10 February 2022, Equinor closed an agreement with Eni to sell a
10
% interest in the Dogger Bank Wind Farm C project in the UK
for a consideration of GBP
68

million (USD
92

million) after closing adjustments. Eni has also closed an agreement to purchase a 10%
interest in Dogger Bank C from project partner SSE Renewables on the same terms. The new overall shareholding in Dogger Bank C
is SSE Renewables (
40
%), Equinor (
40
%) and Eni (
20
%). The asset was classified as held for sale at 31 December 2021. The carrying amount of the interests to be disposed of is immaterial and is reported in the REN segment. The gain will be reported in the
REN segment in the first quarter 2022.
Equinor Refining Denmark A/S
On 31 December 2021, Equinor Danmark A/S closed the transaction with the Klesch Group to sell
100
% of the shares in Equinor
Refining Denmark A/S (ERD). Klesch paid USD
48

million of the total estimated consideration at closing. ERD consists of the Kalundborg refinery and associated terminals and infrastructure. Following an impairment earlier in 2021, the disposal resulted in
an immaterial loss. Prior to transaction closing, Equinor received USD
335

million in extraordinary dividend and repayment of paid-
in capital from ERD.

Following the disposal, a gain of USD
167

million has been recycled from Other comprehensive income (OCI) to the Consolidated statement of income in the line item Other income and has been reflected in the MMP segment.
Terra Nova
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell
100
% of its interest, which includes a release
of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction is accounted for in the E&P
International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income are
immaterial.
Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD
819

million, including
interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are
ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. During the subsequent
three quarters of 2021 insignificant losses were recorded and are presented in the line item Operating expenses in the Consolidated
statement of income in the E&P USA segment.
10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a
10
% equity interest in the Dogger Bank Wind Farm A and B
assets in the UK for a total consideration of GBP
206.4

million (USD
285

million), resulting in a gain of GBP
202.8

million (USD
280
million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE

Renewables (
40
%), Equinor
(
40
%), and Eni (
20
%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.
Non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell
50
% of the non-operated interests in the Empire Wind and Beacon
Wind assets for a preliminary total consideration after interim period adjustments of USD
1.2

billion, resulting in a gain of USD
1.1
billion for the divested part, of which USD
500

million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA.

Following the transaction,
Equinor remains the operator with a
50
% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other
income in the Consolidated statement of income in the REN segment. For further information about the gain recognition, reference is
made to the section Accounting judgement regarding partial divestments and the related policy in note 2

Significant accounting
policies.
Acquisitions
Wento
On 5 May 2021, Equinor completed a transaction to acquire
100
% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR
98

million (USD
117

million) after net cash adjustments. In
addition, Equinor acquired a receivable of USD
3

million from Enterprise Investors towards investees. The assets and liabilities related to the acquired business have been recognised under the acquisition method. In the second quarter

2021, the acquisition resulted in
an increase of Equinor’s intangible assets of USD
46

million, goodwill of USD
59

million, deferred tax liability of USD
9

million and

Equinor, Annual Report on Form 20-F 2021

other net assets of USD
21

million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Equinor, Annual Report on Form 20-F 2021

Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of
100
% of the shares in Equinor Energy Ireland
Limited (EEIL). EEIL owns
36.5
% of the Corrib field alongside the operator Vermilion (
20
%) and Nephin Energy (
43.5
%). Equinor and
Vermilion have agreed a consideration of USD
434

million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is expected during 2022.
2020
Acquisition onshore Russia
In the fourth quarter of 2020, Equinor closed a transaction with Rosneft to acquire a
49
% interest in the limited liability company LLC
KrasGeoNaC (KGN) which holds twelve conventional onshore exploration and production licences in Eastern

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
Divestment of remaining shares in Lundin
In the second quarter of 2020, Equinor closed the divestment of its remaining (
4.9
%) financial shareholding in Lundin Energy AB
(formerly Lundin Petroleum AB). The consideration was SEK
3.3

billion (USD
0.3

billion). The impact on the Consolidated statement of
income in the second quarter was a loss of USD
0.1

billion and was recognised in the line item Interest income and other financial items.
Investment in interest onshore Argentina
In the first quarter of 2020, Equinor closed a transaction to acquire a
50
% ownership share in SPM Argentina S.A (SPM) from
Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining
50
% ownership share of SPM. SPM
holds a
49
% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The
consideration including final adjustments is USD
187

million. In the second quarter, Equinor increased its shareholding in the
Bandurria Sur by
5.5
% to
30
% for a final consideration of USD
44

million. The investment in SPM is accounted for as a joint venture using the equity method and reported in the E&P International segment.
6 Financial risk and capital management

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

Equinor, Annual Report on Form 20-F 2021

Commodity price risk
Equinor’s most important long-term commodity risk (oil and natural gas) is related to future market prices as Equinor´s risk policy is to
be exposed to both upside and downside price movements.

The introduction of a future sizeable power price exposure will likely compound the portfolio commodity price risk. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to
crude oil, petroleum products, natural gas,

power and emmissions. Equinor’s bilateral gas sales portfolio is exposed to various price
indices with a combination of gas price markers.
The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter
Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas,

power and emission derivatives is usually three years or less, and they are mainly
OTC physical forwards and options, NASDAQ OMX Oslo forwards and futures traded on the European Energy

Exchange (EEX),
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
Interest rate risk
Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP). Bonds are normally converted
to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond debt based
on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest
rate exposure may vary from time to time. For more detailed information about Equinor’s long-term debt portfolio see note 19 Finance
debt.
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
6.0

billion, supported by
19

core banks,
maturing in 2024
. The facility supports secure access to
funding, supported by the best available short-term rating. As at 31 December 2021 the facility has not been drawn.
Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years.

Equinor’s non-current
financial liabilities have a weighted average maturity of approximately ten years
.
For more information about Equinor’s non-current financial liabilities, see note 19 Finance debt.

Equinor, Annual Report on Form 20-F 2021

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor’s financial liabilities.
At 31 December
2021 2020
(in USD million)
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Year 1
18,841
1,183
175
13,388
1,220
1,262
Year 2 and 3
6,684
1,262
211
5,528
1,598
75
Year 4 and 5

6,140
656
318
6,489
772
264
Year 6 to 10
10,636
642
588
12,401
752
269
After 10 years
12,849
158
187
14,614
162
425
Total specified
55,150
3,901
1,479
52,421
4,504
2,294
Credit risk
Credit risk is the risk that Equinor’s customers or counterparties will cause Equinor financial loss by failing to honor their obligations.
Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments,

derivative financial
instruments and deposits with financial institutions.
Prior to entering into transactions with new counterparties, Equinor’s credit policy requires all counterparties to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor’s assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business. All counterparties are re-
assessed regularly.
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

and
energy sector,

as well as

larger oil and

gas consumers and

financial counterparties. The majority

of Equinor’s credit exposure

is with
investment grade counterparties.

Equinor, Annual Report on Form 20-F 2021

The following table contains the carrying amount of Equinor’s financial receivables and derivative financial instruments split by
Equinor’s assessment of the counterparty's credit risk. Trade and other receivables include
1
% overdue receivables for 30 days and
more. The overdue receivables are mainly joint venture receivables pending the settlement of disputed working interest items payable
from Equinor’s working interest partners within the Exploration & Production USA

– onshore activities. A provision has been
recognized for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.
(in USD million)
Non-current
financial
receivables
Trade and other
receivables
Non-current
derivative
financial
instruments
Current derivative
financial
instruments
At 31 December 2021
Investment grade, rated A or above
452
3,637
1,103
2,902
Other investment grade
18
8,930
0
1,524
Non-investment grade or not rated
238
4,624
162
705
Total financial assets
708
17,191
1,265
5,131
At 31 December 2020
Investment grade, rated A or above
211
1,954
1,850
465
Other investment grade
24
2,288
478
287
Non-investment grade or not rated
262
3,176
148
134
Total financial assets
497
7,418
2,476
886
For more information about Trade and other receivables, see note 16 Trade and other receivables.
At 31 December 2021, USD
2.271

billion of cash was held as collateral to mitigate a portion of Equinor's credit exposure. At

31
December 2020, USD
1.704

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
Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2021, USD
24.536
billion have been offset and USD
0.500

billion presented as liabilities do not meet the criteria for offsetting. At 31 December 2020,
USD
3.738

billion were offset and USD
0.387

billion was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduce the credit exposure in the derivative financial instruments presented in the table above as they
will offset in a potential default situation for the counterparty. For trade and other receivables subject to similar master netting agreements USD
4.445

billion have been offset as of 31 December 2021, and respectively USD
1.684

billion as of 31 December
2020.

Equinor, Annual Report on Form 20-F 2021

Capital management
The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient
financial flexibility. Equinor’s primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor’s current long-term ratings are AA- with a stable outlook (including one notch uplift)
and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody’s, respectively.

In order to monitor financial robustness
on a day to day basis, a key ratio utilized by Equinor is the non-GAAP metric of “Net interest-bearing debt adjusted (ND) to Capital
employed adjusted (CE)”.
At 31 December
(in USD million) 2021 2020
Net interest-bearing debt adjusted, including lease

liabilities (ND1)
3,236
20,121
Net interest-bearing debt adjusted (ND2)
(326)
15,716
Capital employed adjusted, including lease liabilities

(CE1)
42,259
54,012
Capital employed adjusted (CE2)
38,697
49,608
Net debt to capital employed adjusted, including

lease liabilities (ND1/CE1)
7.7%
37.3%
Net debt to capital employed adjusted (ND2/CE2)
(0.8%)
31.7%
ND1 is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments,
adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD
2.369

billion and USD
627

million for 2021 and 2020, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1.
ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD
3.562

billion and USD
4.405

billion for 2021 and 2020,
respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.
7 Remuneration
Full year
(in USD million, except average number of employees) 2021 2020 2019
Salaries
1)
2,962
2,625
2,766
Pension costs 2)
488
432
446
Payroll tax
414
368
413
Other compensations and social costs
288
283
330
Total payroll costs
4,152
3,707
3,955
Average number of employees 3)
21,400
21,700
21,400
1)
Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2)

See note 20 Pensions.
3)

Part time employees amount to
3
% for 2021,
2
% for 2020 and
4
% for 2019.
Total payroll expenses are accumulated in cost-pools and partly charged to partners of Equinor operated licences on an hours incurred basis.

Equinor, Annual Report on Form 20-F 2021

Compensation to the board of directors (BoD) and the corporate executive committee

(CEC)
Full year
(in USD thousand)
1)
2021 2020 2019
Current employee benefits
12,229
9,012
10,958
Post-employment benefits
420
589
661
Other non-current benefits
17
14
18
Share-based payment benefits
83
125
147
Total benefits
12,749
9,740
11,782
1) All figures in the table are presented on accrual basis.
At 31 December 2021, 2020 and 2019 there are
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
Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares
granted and related social security tax was USD
79

million, USD
74

million, and USD
73

million related to the 2021, 2020 and 2019
programmes, respectively. For the 2022 programme (granted in 2021), the estimated compensation expense is USD
85

million. At 31
December 2021 the amount of compensation cost yet to be expensed throughout the vesting period is USD
174

million.
See note 18 Shareholders’ equity and dividends for more information about share-based compensation.

8 Other expenses
Auditor's remuneration
Full year
(in USD million, excluding VAT) 2021 2020 2019
Audit fee Ernst & Young (principal accountant from 2019)
14.4
10.7
4.7
Audit fee KPMG (principal accountant 2018)

-
2.8
Audit related fee Ernst & Young (principal accountant from 2019)
1.1
1.0
0.5
Audit related fee KPMG (principal accountant 2018)

-
1.2
Tax fee Ernst & Young

(principal accountant from 2019)
-
-
0.2
Tax fee KPMG (principal accountant 2018)

-
-
Other service fee Ernst & Young (principal accountant from 2019)
-
-
0.9
Other service fee KPMG (principal accountant 2018)

-
-
Total remuneration
15.5
11.7
10.3
In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD
0.5

million, USD
0.5

million and USD
0.5

million for 2021, 2020 and 2019, respectively.
Research and development expenditures
Equinor has Research and development (R&D) activities within exploration, subsurface, drilling and well, facilities, low carbon and
renewables. Our R&D contributes to maximizing and developing long-term value from Equinor’s assets.
R&D expenditures were USD
291

million, USD
254

million and USD
300

million in 2021, 2020 and 2019, respectively. R&D
expenditures are partly financed by partners of Equinor operated licences. Equinor's share of the expenditures has been recognised in
the Total operating expenses in the Consolidated statement of income.

Equinor, Annual Report on Form 20-F 2021

9 Financial items
Full year
(in USD million) 2021 2020 2019
Foreign currency exchange gains/(losses) derivative

financial instruments

870
(1,288)
132
Other foreign currency exchange gains/(losses)
(823)
642
92
Net foreign currency exchange gains/(losses)
47
(646)
224
Dividends received
39
44
75
Interest income financial investments, including

cash and cash equivalents
38
108
125
Interest income non-current financial receivables
26
34
21
Interest income other current financial assets and other

financial items
48
113
281
Interest income and other financial items
151
298
502
Gains/(losses) financial investments
(348)
456
243
Gains/(losses) other derivative financial instruments
(708)
448
473
Interest expense bonds and bank loans and net

interest on related derivatives
(896)
(951)
(987)
Interest expense lease liabilities
(93)
(104)
(126)
Capitalised borrowing costs
334
308
480
Accretion expense asset retirement obligations
(453)
(412)
(456)
Interest expense current financial liabilities and

other finance expense
(114)
(232)
(360)
Interest and other finance expenses
(1,223)
(1,392)
(1,450)
Net financial items
(2,080)
(836)
(7)
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
0.990
billion, USD
1.031

billion, and USD
0.861

billion for 2021, 2020 and 2019, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest income of USD
0.094

billion for 2021, and net interest income of USD
0.079

billion and net interest expense of USD
0.129
billion for 2020 and 2019, respectively.
The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through
profit or loss category on derivatives related to interest rate risk. For 2021 it is a loss of USD
724

million, corresponding to a gain of
USD
432

million and USD
457

million for 2020 and 2019, respectively.
Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to
liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange loss
of USD
702

million, a gain of USD
796

million and a loss of USD
74

million from the fair value through profit or loss category for 2021,
2020 and 2019, respectively.

Equinor, Annual Report on Form 20-F 2021

10 Income taxes
Significant components of income tax expense
Full year
(in USD million) 2021 2020 2019
Current income tax expense in respect of

current year
(21,271)
(1,115)
(7,892)
Prior period adjustments
(28)
313
69
Current income tax expense
(21,299)
(802)
(7,822)
Origination and reversal of temporary differences
(1,778)
(648)
410
Recognition of previously unrecognised deferred

tax assets
126
130
0
Change in tax regulations
4
(12)
(6)
Prior period adjustments
(60)
94
(23)
Deferred tax income/(expense)
(1,708)
(435)
381
Income tax
(23,007)
(1,237)
(7,441)
As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic,

the Norwegian Government on

19 June 2020 enacted temporary targeted changes to Norway’s petroleum tax system for investments incurred in

2020 and 2021 and
for new projects with Plans for development and operations (PDOs) or Plans for installation and operations (PIOs) submitted to the
Ministry of Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (
56
% tax rate) instead of tax depreciation over six
years. In addition, the tax uplift benefit, which has increased from
20.8
% to
24
%, will be recognised over one year instead of four
years. Tax depreciation towards the ordinary offshore corporate tax (
22
% tax rate) will continue with a six-year depreciation profile.

Equinor, Annual Report on Form 20-F 2021

Reconciliation of statutory tax rate to effective

tax rate
Full year
(in USD million)
2021 2020 2019
Income/(loss) before tax
31,583
(4,259)
9,292
Calculated income tax at statutory rate 1)
(7,053)
1,445
(2,284)
Calculated Norwegian Petroleum tax 2)
(17,619)
(2,126)
(5,499)
Tax effect uplift
3)
914
1,006
632
Tax effect of permanent differences regarding divestments
90
(9)
380
Tax effect of permanent differences caused by functional currency different from tax currency
150
(198)
8
Tax effect of other permanent differences
228
450
395
Recognition of previously unrecognised deferred tax

assets
126
130
0
Change in unrecognised deferred tax assets
619
(1,685)
(974)
Change in tax regulations
4
(12)
(6)
Prior period adjustments
(88)
408
47
Other items including foreign currency effects
(378)
(647)
(139)
Income tax
(23,007)
(1,237)
(7,441)
Effective tax rate
72.8%
-29.0%
80.1%
1)
The weighted average of statutory tax rates was
22.3
% in 2021,
33.9
% in 2020 and
24.6
% in 2019. The rates are influenced by
earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2)

The Norwegian petroleum tax rate is
56
%.

3)

When computing the petroleum tax of
56
% on income from the Norwegian continental shelf, an additional tax-free allowance,

or
uplift, is granted on the basis of the original capitalised cost of offshore production installations. Normally, a
5.2
% uplift may be
deducted from taxable income for a period of four years starting in the year in which the capital expenditure is incurred. For 2020
and 2021 temporary rules allow direct deduction of the whole uplift at a rate of
24
% in the year the capital expenditure is incurred.
For investments made in 2019 the uplift is calculated at a rate of
5.2
% per year, while the rate is
5.3
% per year for investments
made in 2018 and
7.5
% per year for investments under the transitional rules from 2013. Unused uplift may be carried forward
indefinitely. At year-end 2021 and 2020, unrecognised uplift credits amounted to USD
272

million and USD
836

million,
respectively.

Equinor, Annual Report on Form 20-F 2021

Deferred tax assets and liabilities comprise
(in USD million)
Tax losses
carried
forward
Property,
plant and
equipment
and
intangible
assets 1)
Asset
retirement
obligations 1)
Lease
liabilities Pensions Derivatives Other Total
Deferred tax at 31 December 2021
Deferred tax assets
5,162
719
11,256
1,506
804
21
2,015
21,484
Deferred tax liabilities
0
(27,136)
0
0
(21)
(1,453)
(530)
(29,140)
Net asset/(liability) at 31 December
2021
5,162
(26,417)
11,256
1,506
783
(1,432)
1,485
(7,655)
Deferred tax at 31 December 2020
Deferred tax assets
4,676
826
12,967
1,869
787
30
1,811
22,966
Deferred tax liabilities
0
(28,290)
0
(4)
(11)
(236)
(676)
(29,217)
Net asset/(liability) at 31 December
2020
4,676
(27,464)
12,967
1,865
777
(206)
1,135
(6,250)
1)
Restated 2020 figures due to a policy change affecting ARO calculation, see note 2 Significant accounting policies. The net
deferred tax liability in Property, plant and equipment and intangible assets has increased by USD
1.762

billion and the net
deferred tax asset in Asset retirement obligations has increased by USD
1.762

billion.
Changes in net deferred tax liability during

the year were as follows:
(in USD million) 2021 2020 2019
Net deferred tax liability at 1 January
6,250
5,530
5,367
Charged/(credited) to the Consolidated statement of

income
1,708
435
(381)
Charged/(credited) to Other comprehensive income
35
(19)
98
Foreign currency translation effects and other effects
(337)
304
446
Net deferred tax liability at 31 December
7,655
6,250
5,530

Equinor, Annual Report on Form 20-F 2021

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a
legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by
fiscal entity and reclassification to Held for Sale, deferred taxes are presented on the balance sheet as follows:
At 31 December
(in USD million) 2021 2020
Deferred tax assets
6,259
4,974
Deferred tax liabilities
14,037
11,224
Deferred tax assets reported in Assets classified as

held for sale
122
0
Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of
taxable temporary differences or future taxable income. At year-end 2021 and 2020 the deferred tax assets of USD
6.381

billion and
USD
4.974

billion, respectively, were primarily recognised in the UK, Norway, Angola, Canada and Brazil. Of these amounts, USD
4.636

billion and USD
2.328

billion, respectively, is recognised in entities which have suffered a tax loss in either the current or preceding period. The losses will be utilised through reversal of taxable temporary differences and other taxable income mainly from
production of oil and gas. It is considered probable based on business forecasts and/or a history of taxable income that such profits
will be available.

Unrecognised deferred tax assets
At 31 December
2021 2020
(in USD million)
Basis Tax Basis Tax
Deductible temporary differences
2,900
1,203
2,866
1,204
Unused tax credits
0
264
0
212
Tax losses carried forward
20,552
5,047
23,434
5,677
Total unrecognised deferred tax assets
23,452
6,514
26,300
7,093
Approximately
22
% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire
after 2032
. The unrecognised tax credits expire from 2030, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of
these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation
of the benefits.
At year-end 2021, unrecognised deferred tax assets in the USA and Angola represents USD
4.206

billion and USD
0.749

billion,
respectively, of the total unrecognised deferred tax assets of USD
6.514

billion. Similar amounts for 2020 were USD
4.649

billion in
the USA and USD
0.740

billion in Angola, respectively, of a total of USD
7.093

billion. The remaining unrecognised deferred tax
assets originate from several different tax jurisdictions.

Equinor, Annual Report on Form 20-F 2021

11 Property,

plant and equipment
(in USD million)
Machinery,
equipment and
transportation
equipment
Production
plants and oil
and gas
assets
Refining and
manufacturing
plants
Buildings
and land
Assets under
development
Right of use
assets 4) Total
Cost at 31 December 2020 as reported
2,806
180,355
9,238
929
13,053
6,370
212,751
Impact of policy change 5)
-
2,726
-
-
110
-
2,836
Cost at 31 December 2020 as restated
2,806
183,082
9,238
929
13,163
6,370
215,587
Additions through business combinations
0
2
0
0
1
0
4
Additions and transfers
39
7,311
95
27
(396)
148
7,225
Disposals at cost
(1,496)
(1,975)
(70)
(353)
(25)
(501)
(4,420)
Assets reclassified to held for sale
0
(1,010)
(563)
0
0
(91)
(1,664)
Foreign currency translation effects
(13)
(4,052)
(220)
(6)
(130)
(77)
(4,497)
Cost at 31 December 2021
1,335
183,358
8,481
596
12,614
5,850
212,234
Accumulated depreciation and impairment
losses at 31 December 2020
(2,596)
(132,427)
(8,005)
(524)
(1,275)
(2,251)
(147,079)
Depreciation
(68)
(9,136)
(232)
(42)
0
(930)
(10,408)
Impairment losses
(42)
(2,092)
(401)
(21)
(390)
(17)
(2,962)
Reversal of impairment losses
0
1,675
0
0
0
2
1,677
Transfers
61
(1,319)
0
(61)
1,319
(11)
(11)
Accumulated depreciation and impairment
on disposed assets
1,448
1,785
59
326
21
480
4,118
Accumulated depreciation and impairment
assets classified as held for sale
0
825
461
0
0
82
1,367
Foreign currency translation effects
9
2,926
192
2
(18)
27
3,138
Accumulated depreciation and impairment
losses at 31 December 2021
(1,188)
(137,763)
(7,926)
(320)
(344)
(2,619)
(150,159)
Carrying amount at 31 December 2021
147
45,595
555
276
12,270
3,231
62,075
Estimated useful lives (years)

3 - 20
UoP
1)

15 - 20

10 - 33
2)

1 - 20
3)

Equinor, Annual Report on Form 20-F 2021

(in USD million)
Machinery,
equipment and
transportation
equipment
Production
plants and oil
and gas
assets
Refining and
manufacturing
plants
Buildings
and land
Assets under
development
Right of use
assets 4) Total
Cost at 31 December 2019 as reported
2,818
179,063
8,920
909
10,371
5,339
207,422
Impact of policy change
5)
-
1,762
-
-
37
-
1,799
Cost at 31 December 2019 as restated
2,818
180,825
8,920
909
10,408
5,339
209,221
Additions and transfers
68
7,782
110
27
2,478
968
11,433
Disposals at cost
(28)
(243)
(7)
0
(5)
(13)
(295)
Assets reclassified to held for sale
(66)
(9,095)
0
(15)
(159)
0
(9,335)
Foreign currency translation effects
13
3,812
214
7
441
75
4,563
Cost at 31 December 2020
2,806
183,082
9,238
929
13,163
6,370
215,587
Accumulated depreciation and impairment
losses at 31 December 2019
(2,395)
(125,327)
(7,051)
(475)
(892)
(1,329)
(137,469)
Depreciation
(102)
(8,240)
(248)
(23)
0
(874)
(9,488)
Impairment losses
(201)
(4,667)
(516)
(36)
(445)
(25)
(5,889)
Reversal of impairment losses
0
218
0
0
0
0
218
Transfers
18
(68)
(1)
0
41
0
(10)
Accumulated depreciation and impairment
on disposed assets
27
231
7
0
1
11
278
Accumulated depreciation and impairment
assets classified as held for sale
65
8,373
0
12
75
0
8,525
Foreign currency translation effects
(9)
(2,947)
(196)
(3)
(56)
(35)
(3,244)
Accumulated depreciation and impairment
losses at 31 December 2020
(2,596)
(132,427)
(8,005)
(524)
(1,275)
(2,251)
(147,079)
Carrying amount at 31 December 2020
209
50,654
1,232
405
11,888
4,119
68,508
Estimated useful lives (years)

3 - 20
UoP 1)

15 - 20

20 - 33
2)

1 - 19
3)
1)
Depreciation according to unit of production method (UoP), see note 2 Significant accounting policies .
2)

Land is not depreciated
. Buildings include leasehold improvements.
3)

Depreciation linearly over contract period.
4)

See note 23 Leases.
5)

See note 2 Significant accounting policies and note 21 Provisions and other liabilities. For 2020 table, additions and currency
lines are also impacted by the policy change.
The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2021 and 2020 amounted to
USD
1.730

billion and USD
0.089

billion, respectively.
For assets reclassified to held for sale, see note 5 Acquisitions and disposals.

Equinor, Annual Report on Form 20-F 2021

Net impairments/(reversal) of impairments
Full year Property, plant and equipment

Intangible assets
3)

Total
(in USD million) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Producing and development assets 1)
1,285
5,671
3,230
(2)
680
608
1,283
6,351
3,838
Goodwill 1)
1
42
164
1
42
164
Other intangible assets 1)
0
8
41
0
8
41
Acquisition costs related to oil and gas prospects 2)
154
657
49
154
657
49
Total net impairment loss/(reversal) recognised
1,285
5,671
3,230
154
1,386
863
1,439
7,057
4,093
1)
Producing and development assets, refining and manufacturing plants, goodwill and other intangible assets are subject to
impairment assessment under IAS 36. The total net impairment losses recognised under IAS 36 in 2021 amount to USD
1.285
billion, compared to 2020 when the net impairment amounted to USD
6.401

billion, including impairment of acquisition costs - oil
and gas prospects (intangible assets).
2)

Acquisition costs related to exploration activities, subject to impairment assessment under the successful efforts method (IFRS
6).
3)

See note 12 Intangible assets
.
For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of
fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).
The base discount rate for VIU calculations is
5.0
% real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the REN segment, in periods with fixed low risk income a lower discount rate will be considered.
A derived pre-tax discount is in the range of
18
-
32
% for E&P Norway,
5
-
9
% for E&P International,
6
-
7
% for E&P USA and
7
% for
MMP depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. See note 2
Significant accounting policies to the Consolidated financial statements for further information regarding impairment on property, plant and equipment.
The table below describes, per area, the Producing and development assets being impaired/(reversed) and the valuation method used to determine the recoverable amount; the net impairment/(reversal), and the carrying amount after impairment.

At 31 December 2021 At 31 December 2020
(in USD million)
Valuation
method
Carrying
amount after
impairment
Net impairment
loss/ (reversal)
Carrying
amount after
impairment
Net impairment
loss/ (reversal)
Exploration & Production Norway
VIU
5,379
(1,102)
7,042
1,219
Exploration & Production USA - onshore
VIU
1,979
8
4,676
(19)
FVLCOD
0
40
1,122
2,331
Exploration & Production USA - offshore Gulf of Mexico
VIU
798
18
2,808
305
North America - offshore other areas
VIU
0
0
53
146
FVLCOD
0
(22)
0
0
Europe and Asia
VIU
1,566
1,609
3,687
1,280
Marketing, Midstream & Processing
VIU
632
486
1,297
824
FVLCOD
236
230
668
228
Right of use assets/Other
VIU
16
(2)
265
36
FVLCOD
4
17
0
0
Total
10,610
1,282
21,619
6,351

Equinor, Annual Report on Form 20-F 2021

Exploration & Production Norway
In 2021, the impairment reversals were USD
1.102

billion, caused by increased price estimates and upward reserve revision.
In 2020, the impairments were USD
1.219

billion, mainly because of reduction in future price estimates. Negative reserve revisions and increased cost estimates added to the impairment losses.
Exploration & Production USA - onshore
In 2021, the net impairment was USD
48

million of which net reversal of USD
2

million was classified as exploration expenses. The
impairments were USD
108

million of which USD
20

million classified as exploration expensed were caused by downward reserve revision and sale of an asset. The reversal of USD
60

million of which USD
22

million was classified as exploration expenses was
caused by upward reserve revision.
In 2020, the net impairment was USD
2.313

billion of which USD
0.680

billion was classified as exploration expenses. The impairment losses of USD
2.547

billion of which USD
0.743

billion classified as exploration expenses, were caused by decreased price assumptions and a change to fair value less cost of disposal valuation in relation to held for sale classification.

The impairment
reversals of USD
0.234

billion in 2020 were caused by improved production profile.
Exploration & Production USA - offshore Gulf of Mexico
In 2021, the impairment was USD
18

million caused by downward reserve revision.
In 2020, the impairments were USD
305

million caused by decreased price assumptions.
Exploration & Production International – North America offshore other areas
In 2021, the impairment reversal was USD
22

million related to sale of an asset.
In 2020, the impairment was USD
146

million due to operational issues.
Exploration & Production International – Europe and Asia
In 2021, the net impairment was USD
1.609

billion. Impairments were USD
1.786

billion mainly caused by downward reserve
revisions. The reversal of USD
0.177

billion was caused by higher prices
In 2020, the impairments were USD
1.280

billion due to decreased price assumptions and negative reserve revisions.
Marketing, Midstream & Processing
In 2021, the impairment losses were USD
716

million mainly caused by increased CO
2

fees and – quotas on a refinery and change to
fair value less cost of disposal valuation in connection with a held for sale classification.
In 2020, the impairment losses were USD
1.052

billion mainly due to reduced refinery margin estimates and increased cost estimates.
Reduced volume-estimates from processing added to the impairment loss.
Accounting assumptions
Management’s future commodity price assumptions and currency assumptions are used for value in use impairment testing.

The
same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among

others
robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the
commodity price assumptions as well as currency assumptions reflect management’s best estimate of the price and currency
development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development
of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy
transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s
best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and
exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon
economy, future supply actions by OPEC+ and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2021. The following price assumptions have been the basis for the impairment assessments.
All commodity prices are on a real 2021 basis, and comparable prices as per the fourth quarter of 2020 and up to the third quarter of
2021 are given in brackets.
For Brent

blend, Equinor

expects a

price of
65

USD/bbl in

2025 (
67

USD/bbl) then

gradually an

increase to

a peak

in 2030

before
declining to
64

USD/bbl in 2040 (
66

USD/bbl), and further down

to below
60

USD/bbl in the 2050s.

Price assumptions from 2025

are
unchanged compared to year-end 2020, with the exception that the real year has been changed from 2020 to 2021.
For natural gas in the UK (NBP), we expect some volatility, where the trend is a decrease to
6.4

USD/mmbtu in 2030 (
6.7
USD/mmbtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to
7.7

USD/mmbtu in 2040 (
8.0

Equinor, Annual Report on Form 20-F 2021

USD/mmbtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For
2050, the price is expected to be at the pre-2035 level of
7.0

USD/mmbtu (
7.7

USD/mmbtu).
Henry Hub is expected to decrease to
3.2

USD/mmBtu in 2030 (
3.3

USD/mmbtu) and
3.3

USD/mmbtu in 2040 (
3.8

USD/mmbtu), a
level that is expected to continue through the 2040s.
The electricity prices are expected to increase significantly in the future. Due to the increasing gas and CO
2

prices the electricity prices
in Germany are by the end of fourth quarter expected to be
157

EUR/MWh in 2022 (
61

EUR/MWh), the expectation for 2022 by the
end of the third quarter was
77

EUR/MWh. In 2030 the prices are expected to be
58

EUR/MWh (
43

EUR/MWh) and then rather flat
towards 2050.
Climate considerations are included in the impairment calculations directly by estimating the CO
2

taxes in the cash flows. Indirectly,
the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered.
The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor’s strategy and commitments to the energy transition.
The EU ETS price has increased significantly from
56

EUR/tonne since the third quarter assessment and is expected to remain high,
in the region of
80

EUR/tonne for the next few years. Then the price is expected to be
65

EUR/tonne (
27.5

EUR/tonne) in 2030 and
thereafter increasing to
100

EUR/tonne (
41

EUR/tonne) in 2050 (assumptions used in 2020 in brackets). Norway’s Climate Action
Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased

CO
2

tax (the total of EU ETS +
Norwegian CO
2

tax) in Norway to
2,000

NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.
Impairment calculations are based on what is considered to be best estimate. To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or
where Equinor has not established specific estimates.
The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at
8.50
, the NOK/EUR at
10.0

and the USD/GBP rate at
1.35
.
The Weighted Average Cost of Capital (WACC) rate is
5
%. This rate is basically the interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment.

Typically, the rate

will decrease for
assets/projects where the revenue is secured by fixed fees or government grants.
Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor’s commodity price assumptions would
result in impairment losses on certain producing and development assets in Equinor’s portfolio including intangible assets that are
subject to impairment assessment, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price
forecasts over the lifetime of the assets were
30
%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD
9

billion before tax effects. See note 3 Consequences of initiatives to limit climate changes for possible effect of using the prices in a 1.5 o C compatible Net Zero Emission by 2050 scenario as estimated by the
International Energy Agency (IEA)
These illustrative impairment sensitivities, both based on a simplified method,

assumes no changes to input factors other than prices;
however, a price reduction of
30
% or those representing Net Zero Emission scenario is likely to result in changes in business plans as
well as other factors used when estimating an asset’s recoverable amount. These associated changes reduce the stand-alone impact
on the price sensitivities. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as
well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices.
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

Equinor, Annual Report on Form 20-F 2021

12 Intangible assets
(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 31 December 2020
2,261
3,932
1,481
831
8,505
Additions through business combinations
0
0
61
55
116
Additions
191
36
0
35
262
Disposals at cost
(22)
1
(3)
(29)
(53)
Transfers
(432)
(1,137)
0
(161)
(1,730)
Expensed exploration expenditures previously capitalised
(19)
(152)
0
0
(171)
Impairment of goodwill
0
0
(1)
0
(1)
Foreign currency translation effects
(21)
(10)
(70)
(10)
(111)
Cost at 31 December 2021
1,958
2,670
1,467
722
6,816
Accumulated depreciation and impairment losses

at 31 December 2020
(356)
(356)
Amortisation and impairments for the year
(24)
(24)
Amortisation and impairment losses disposed intangible

assets
13
13
Foreign currency translation effects
3
3
Accumulated depreciation and impairment losses

at 31 December 2021
(364)
(364)
Carrying amount at 31 December 2021
1,958
2,670
1,467
358
6,452
(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 31 December 2019
3,014
5,599
1,458
962
11,033
Additions
401
67
0
24
492
Disposals at cost
(7)
0
0
0
(8)
Transfers
(16)
(73)
0
0
(89)
Assets reclassified to held for sale
0
(339)
0
(160)
(499)
Expensed exploration expenditures previously capitalised
(1,169)
(1,337)
0
0
(2,506)
Impairment of goodwill
0
0
(42)
0
(42)
Foreign currency translation effects
38
16
64
6
123
Cost at 31 December 2020
2,261
3,932
1,481
831
8,505
Accumulated depreciation and impairment losses

at 31 December 2019
(295)
(295)
Amortisation and impairments for the year
(35)
(35)
Accumulated depreciation and impairment assets

classified as held for
sale
(17)
(17)
Amortisation and impairment losses disposed intangible

assets
(6)
(6)
Foreign currency translation effects
(3)
(3)
Accumulated depreciation and impairment losses

at 31 December 2020
(356)
(356)
Carrying amount at 31 December 2020
2,261
3,932
1,481
475
8,149

Equinor, Annual Report on Form 20-F 2021

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized
systematically over their estimated economic lives, ranging between
3
-
20

years.
Included in the goodwill of USD
1.467

billion technical goodwill relate to business acquisitions in 2019, USD
0.615

billion in the
Exploration & Production Norway area and USD
0.435

billion the Marketing Midstream & Processing area.
In 2021, Acquisition cost - oil and gas prospects were impacted by net impairment of USD
152

million. Impairments of acquisition cost
related to exploration activities of USD
154

million were mainly related to dry wells and uncommercial discoveries in South America and Gulf of Mexico. Net reversal of
2

million related to Exploration and production USA – onshore.
In 2020, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totaling
USD
680

million related to unconventional onshore assets in Exploration & Production USA. Impairment of acquisition costs related to
exploration activities of USD
657

million was primarily related to dry wells and uncommercial discoveries in Exploration

& Production
International.
See note 11 Property,

plant and equipment regarding sensitivities.
In 2020, Equinor decided to impair capitalised well costs of USD
982

million related to Equinor’s Block 2 exploration license in
Tanzania.

The impairment was presented in the line-item Exploration expenses.
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
(in USD million) 2021 2020
Less than one year
234
604
Between one and five years
692
623
More than five years
1,033
1,033
Total capitalised exploration expenditures
1,958
2,261
The table below shows the components of the exploration

expenses.
Full year
(in USD million) 2021 2020 2019
Exploration expenditures
1,027
1,371
1,584
Expensed exploration expenditures previously capitalised
171
2,506
777
Capitalised exploration
(194)
(394)
(507)
Exploration expenses
1,004
3,483
1,854

Equinor, Annual Report on Form 20-F 2021

13 Equity accounted investments
(in USD million) 2021 2020
Net investments at 1 January
2,270
1,487
Net income/(loss) from equity accounted investments
259
53
Acquisitions and increase in capital
475
995
Dividend and other distributions
(230)
(141)
Other comprehensive income/(loss)
(58)
21
Divestments, derecognition and decrease in paid in

capital
(31)
(147)
Net investments at 31 December
2,686
2,270
Included in equity accounted investments
2,686
2,262
Other long-term receivable in equity accounted investments
0
8
For the equity accounted investments, voting rights corresponds to ownership.
Equity accounted investments consist of several investments, none above USD
0.75

billion. None of the investments are significant on
an individual basis.
14 Financial investments and financial receivables

Non-current financial investments
At 31 December
(in USD million) 2021 2020
Bonds
1,822
1,866
Listed equity securities
778
1,648
Non-listed equity securities
746
569
Financial investments 3,346 4,083
Bonds and equity securities mainly relate to investment portfolios held by Equinor’s captive insurance company and other listed and
non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.
Included in Listed equity securities are shares in Scatec ASA of USD
360

million and USD
831

million for 2021 and 2020,
respectively
.

Equinor, Annual Report on Form 20-F 2021

Non-current prepayments and financial receivables
At 31 December
(in USD million) 2021 2020
Interest bearing financial receivables

707
465
Other interest bearing receivables
276
246
Prepayments and other non-interest bearing receivables
104
150
Prepayments and financial receivables
1,087
861
Interest bearing financial receivables primarily relate to loans to employees and project financing of equity accounted companies.
Other interest bearing receivables primarily relate to tax receivables.

Current financial investments
At 31 December
(in USD million) 2021 2020
Time deposits
7,060
4,841
Interest bearing securities
14,186
7,010
Listed equity securities
0
13
Financial investments
21,246
11,865
At 31 December 2021, current financial investments include USD
300

million investment portfolios held by Equinor’s captive insurance company which mainly are accounted for using fair value through profit or loss.

The corresponding balance at 31 December 2020 was
USD
202

million.
For information about financial instruments by category, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk .
15 Inventories
At 31 December
(in USD million) 2021 2020
Crude oil
2,014
2,022
Petroleum products
315
443
Natural gas
642
229
Other
424
390
Inventories
3,395
3,084
Other inventory consists mainly of drilling and well equipment.
The write-down of inventories from cost to net realisable value amounted to an expense of USD
77

million and USD
58

million in 2021
and 2020, respectively.

Equinor, Annual Report on Form 20-F 2021

16 Trade and other receivables
At 31 December
(in USD million) 2021 2020
Trade receivables from contracts with customers
13,266
5,729
Other current receivables
3,011
1,275
Joint venture receivables
491
340
Receivables from equity accounted associated companies

and other related parties
423
74
Total financial trade and other receivables
17,191
7,418
Non-financial trade and other receivables
736
814
Trade and other receivables
17,927
8,232
Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.
For more information about the credit quality of Equinor's counterparties, see note 6 Financial risk and capital management. For
currency sensitivities, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk

17 Cash and cash equivalents
At 31 December
(in USD million) 2021 2020
Cash at bank available
2,673
1,648
Time deposits
1,906
1,132
Money market funds
2,714
492
Interest bearing securities
4,740
2,485
Restricted cash, including margin deposits
2,093
999
Cash and cash equivalents
14,126
6,757
Restricted cash at 31 December 2021 include collateral deposits of USD
2.069

billion related to trading activities. Correspondingly,
collateral deposits at 31 December 2020 were USD
0.425

billion. Collateral deposits are related to certain requirements set out by exchanges where Equinor is participating. The terms and conditions related to these requirements are determined by the respective
exchanges.
18 Shareholders' equity and dividends
At 31 December 2021, Equinor’s share capital of NOK
8,144,219,267.50

(USD
1,163,987,792
) comprised
3,257,687,707

shares at a
nominal value of NOK
2.50
. Share capital at 31 December 2020 was NOK
8,144,219,267.50

(USD
1,163,987,792
) comprised
3,257,687,707

shares at a nominal value of NOK
2.50
.
Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as
and when declared and are entitled to one vote per share at the annual general meeting of the company.
During 2021 dividend for the third and for the fourth quarter of 2020 and dividend for the first and second quarter of 2021 were settled.
Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2021 relate to the
fourth quarter of 2020 and to the first three quarters of 2021.
On 8 February 2022, the board of directors proposed to declare a dividend for the fourth quarter of 2021 of USD
0.20

per share and
an extraordinary dividend of USD
0.20

per share (subject to annual general meeting approval). The Equinor share will trade ex-

Equinor, Annual Report on Form 20-F 2021

dividend 12 May 2022 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 13 May 2022 and payment date will be 27 May 2022.
At 31 December
(in USD million) 2021 2020
Dividends declared
2,041

1,833

USD per share or ADS
0.6300

0.5600

Dividends paid
1,797

2,330

USD per share or ADS
0.5600

0.7100

NOK per share
4.8078

6.7583

Share buy-back programme
In July 2021 Equinor launched the first tranche of around USD
300

million of the new share buy-back programme, for 2021, totalling
USD
600

million. In October 2021 Equinor announced an increase in the second tranche of the new share buy-back programme, from
initially USD
300

million to USD
1.0

billion. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD
99

million of shares to be purchased in the open market, while for the second tranche a similar irrevocable agreement with a
third party was entered into for up to USD
330

million of shares to be purchased in the open market. For the first tranche around

USD
201

million, and for the second tranche around USD
670

million worth of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in May 2022, in order for the
Norwegian State to maintain their ownership percentage in Equinor.
The first order in the open market was concluded in September 2021. The second order in the open market was concluded in January
2022. As of 31 December, USD
99

million order from the first trance has been acquired in the open market and the full amount has
been settled, while USD
232

million of the USD
330

million second order has been acquired in the open market, of which USD
222
million has been settled.
Due to the irrevocable agreement with the third party, both the first and second order in the open market, in total USD
429

million, has
been recognised as a reduction in equity as treasury shares. The remaining order of the second tranche has been accrued for and
along with acquired shares not settled, classified as Trade, other payables and provisions. The recognition of the State’s share will be deferred until the decision at the annual general meeting in May 2022.
On 8 February 2022, the Board announced an annual share buy-back programme for 2022 with up to USD
5.0

billion, including
shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting.

The annual share buy-
back programme is expected to be executed when Brent Blend oil price is in or above the range of
50
-
60

USD/bbl, Equinor’s net debt
to capital employed adjusted stays within the communicated ambition of
15
-
30

% and this is supported by commodity prices. The
purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.
On 8 February 2022, the board of directors resolved the commencement of the first tranche of the share buy-back programme for
2022 of a total of USD
1.0

billion, including shares to be redeemed from the Norwegian State. The first tranche will end no later than
25 March 2022..
Number of shares 2021 2020
Share buy-back programme at 1 January
0
23,578,410

Purchase
13,460,292

3,142,849

Cancellation
0
(26,721,259)
Share buy-back programme at 31 December
13,460,292

0

Equinor, Annual Report on Form 20-F 2021

Employees share saving plan
Number of shares 2021 2020
Share saving plan at 1 January
11,442,491

10,074,712

Purchase
3,412,994

4,604,106

Allocated to employees
(2,744,381)
(3,236,327)
Share saving plan at 31 December
12,111,104

11,442,491

In 2021 and 2020 treasury shares were purchased and allocated to employees participating in the share saving plan for USD
75
million and USD
68

million, respectively. For further information, see note 7 Remuneration.
19 Finance debt
Non-current finance debt
Finance debt measured at amortised cost
Weighted average interest
rates in % 1)
Carrying amount in USD
millions at 31 December
Fair value in USD

millions at 31 December 2)
2021 2020 2021 2020 2021 2020
Unsecured bonds
United States Dollar (USD)
3.88
3.82
17,451
18,710
19,655
21,883
Euro (EUR)
1.42
2.03
7,925
10,057
8,529
11,115
Great Britain Pound (GBP)
6.08
6.08
1,852
1,877
2,674
2,949
Norwegian Kroner (NOK)
4.18
4.18
340
352
380
412
Total unsecured bonds
27,568
30,994
31,237
36,359
Unsecured loans
Japanese Yen (JPY)
4.30
4.30
87
97
106
119
Total unsecured loans
87
97
106
119
Total
27,655
31,091
31,343
36,479
Non-current finance debt due within one year
250
1,974
268
2,062
Non-current finance debt
27,404
29,118
31,075
34,417
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
Unsecured bonds amounting to USD
17.451

billion are denominated in USD and unsecured bonds denominated in other currencies amounting to USD
9.271

billion are swapped into USD. One bond denominated in EUR amounting to USD
0.846

billion is not
swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD.

For further
information see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.
Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to
secure borrowings without granting a similar secured status to the existing bondholders and lenders.

Equinor, Annual Report on Form 20-F 2021

In 2020 and 2021 Equinor issued the following

bonds
Issuance date Currency Amount in million Interest rate in % Maturity date
18 May 2020 USD
750
1.750
January 2026
18 May 2020 EUR
750
0.750
May 2026
18 May 2020 USD
750
2.375
May 2030
18 May 2020 EUR
1,000
1.375
May 2032
1 April 2020 USD
1,250
2.875
April 2025
1 April 2020 USD
500
3.000
April 2027
1 April 2020 USD
1,500
3.125
April 2030
1 April 2020 USD
500
3.625
April 2040
1 April 2020 USD
1,250
3.700
April 2050
No new bonds were issued in 2021.
Out of Equinor's total outstanding unsecured bond portfolio, 39 bond agreements contain provisions allowing Equinor to call the debt
prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying
amount of these agreements is USD
27.223

billion at the 31 December 2021 closing currency exchange rate.
For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 6 Financial risk and capital management.

Non-current finance debt maturity profile
At 31 December
(in USD million) 2021 2020
Year 2 and 3
5,015
3,705
Year 4 and 5
4,731
4,927
After 5 years
17,659
20,485
Total repayment of non-current finance debt
27,404
29,118
Weighted average maturity (years - including current portion)
10
10
Weighted average annual interest rate (% - including current portion)
3.33
3.38
Current finance debt
At 31 December
(in USD million) 2021 2020
Collateral liabilities
2,271
1,704
Non-current finance debt due within one year
250
1,974
Other including US Commercial paper program

and bank overdraft
2,752
913
Total current finance debt
5,273
4,591
Weighted average interest rate (%)
0.51
2.40
Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and
outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD
2.600

billion as
of

31 December 2021 and USD
0.903

billion as of 31 December 2020.

Equinor, Annual Report on Form 20-F 2021

Reconciliation of cash flows from financing activities

to finance line items in balance sheet

(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals 1)
Additional
paid in
capital
/Treasury
shares
Non-
controlling
interest
Dividend
payable
Lease
liabilities 2) Total
At 1 January 2021
29,118
4,591
(967)
(1,588)
19
357
4,406
New finance debt
Repayment of finance debt
(2,675)
(2,675)
Repayment of lease liabilities
(1,238)
(1,238)
Dividend paid
(1,797)
(1,797)
Share buy-back
(321)
(321)
Net current finance debt and other
finance activities
(335)
2,273
(651)
(75)
(18)
1,195
Net cash flow from financing activities
(3,010)
2,273
(651)
(396)
(18)
(1,797)
(1,238)
(4,836)
Transfer to current portion
1,724
(1,724)
Effect of exchange rate changes
(422)
(8)
41
(1)
(61)
Dividend declared
2,041
New leases
476
Other changes
(6)
141
(43)
14
(19)
(21)
Net other changes
1,296
(1,591)
41
(43)
13
2,022
394
At 31 December 2021
27,404
5,273
(1,577)
(2,027)
14
582
3,562

Equinor, Annual Report on Form 20-F 2021

(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals 1)
Additional
paid in
capital
/Treasury
shares
Non-
controlling
interest
Dividend
payable
Lease
liabilities 2) Total
At 1 January 2020
21,754
2,939
(634)
(708)
20
859
4,339
New finance debt
8,347
8,347
Repayment of finance debt
(2,055)
(2,055)
Repayment of lease liabilities
(1,277)
(1,277)
Dividend paid
(2,330)
(2,330)
Share buy-back
(1,059)
(1,059)
Net current finance debt and other
finance activities
72
1,706
(329)
(69)
(16)
1,365
Net cash flow from financing activities
6,364
1,706
(329)
(1,128)
(16)
(2,330)
(1,277)
2,991
Transfer to current portion
30
(30)
Effect of exchange rate changes
977
(27)
15
Dividend declared
1,833
New leases
1,349
Other changes
(8)
3
(4)
248
15
(20)
(5)
Net other changes
999
(54)
(4)
248
15
1,828
1,344
At 31 December 2020
29,118
4,591
(967)
(1,588)
19
357
4,406
1) Financial receivable collaterals are included in

Trade and other receivables in the Consolidated balance

sheet. See note 16 Trade and
other receivables for more information.
2) See note 23 Leases for more information.

Equinor, Annual Report on Form 20-F 2021

20 Pensions
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

The premium is payable
for all employees until age
62
. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full
lifetime. Equinor has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient
reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan is recognised as a defined benefit obligation.
The present values of the defined benefit obligation, except for the notional contribution plan, and the related current service cost and
past service cost are measured using the projected unit credit method. The assumptions for salary increase, increases in pension
payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of
the assumptions and the relationship between these assumptions. At 31 December 2021, the discount rate for the defined benefit
plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve
which matches the duration of Equinor's payment portfolio for earned benefits, which was calculated to be
15.2

years at the end of
2021. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.
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
Net pension cost
(in USD million) 2021 2020 2019
Current service cost
209
184
206
Past service cost
3
-
-
Losses/(gains) from curtailment, settlement or plan

amendment
-
-
3
Notional contribution plans
60
55
56
Defined benefit plans
272
238
265
Defined contribution plans
213
192
182
Total net pension cost
488
432
446
In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the
Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans
amounts to USD
238

million in 2021 and USD
203

million in 2020. Interest income of USD
106

million has been recognised in 2021,
and USD
117

million in 2020.

Equinor, Annual Report on Form 20-F 2021

Equinor, Annual Report on Form 20-F 2021

Changes in defined benefit obligations (DBO) and

plan assets during the year
(in USD million) 2021 2020
DBO at 1 January
9,216
8,363
Current service cost
208
184
Interest cost
238
203
Actuarial (gains)/losses - Financial assumptions
294
443
Actuarial (gains)/losses - Experience
(66)
(61)
Past service cost
3
-
Benefits paid
(295)
(250)
Paid-up policies
-
(7)
Foreign currency translation effects
(300)
286
Changes in notional contribution liability
60
55
DBO at 31 December
9,358
9,216
Fair value of plan assets at 1 January
6,234
5,589
Interest income
106
117
Return on plan assets (excluding interest income)
291
385
Company contributions
114
96
Benefits paid
(137)
(113)
Paid-up policies and personal insurance
-
(7)
Foreign currency translation effects
(204)
167
Fair value of plan assets at 31 December
6,404
6,234
Net pension liability at 31 December
(2,954)
(2,981)
Represented by:
Asset recognised as non-current pension assets

(funded plan)
1,449
1,310
Liability recognised as non-current pension liabilities

(unfunded plans)
(4,403)
(4,292)
DBO specified by funded and unfunded pension plans 9,359 9,216
Funded
4,959
4,927
Unfunded
4,400
4,288
Actual return on assets
397
501
Equinor recognised an actuarial loss from changes in financial assumptions in 2021, mainly due to a larger increase in rate of
compensation increase and expected rate of pension increase compared to the other assumptions.

An actuarial loss was recognised
in 2020.
Actuarial losses and gains recognised directly

in Other comprehensive income (OCI)
(in USD million) 2021 2020 2019
Net actuarial (losses)/gains recognised in OCI

during the year
63
3
401
Foreign currency translation effects
84
(109)
27
Tax effects of actuarial (losses)/gains recognised in OCI
(35)
19
(98)
Recognised directly in OCI during the year, net of tax 112
(87)
330
Cumulative actuarial (losses)/gains recognised directly

in OCI, net of tax
(787)
(899)
(812)

Equinor, Annual Report on Form 20-F 2021

Actuarial assumptions
Assumptions used to determine
benefit costs in %
Assumptions used to determine
benefit obligations in %
Rounded to the nearest quartile 2021 2020 2021 2020
Discount rate
1.75
2.25
2.00
1.75
Rate of compensation increase
2.00
2.25
2.50
2.00
Expected rate of pension increase
1.25
1.50
1.75
1.25
Expected increase of social security base amount (G-amount)
2.00
2.25
2.25
2.00
Weighted-average duration of the defined benefit obligation
15.2
15.6
The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined
benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.
Expected attrition at 31 December 2021 was 0.3% and 3.9% for employees between 50-59 years and 60-67 years, and 0.3% and
3.6% in 2020. The attrition rate for the age group 60-67 years represents employees with immediate withdrawal of vested pension, thus remaining in the scheme.
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

The
following estimates are based on facts and circumstances as of 31 December 2021.
Discount rate
Expected rate of
compensation
increase
Expected rate of
pension increase Mortality assumption
(in USD million) 0.50% -0.50% 0.50% -0.50% 0.50% -0.50% + 1 year - 1 year
Effect on:
Defined benefit obligation at 31 December 2021
(645)
731
157
(150)
601
(545)
367
(330)
Service cost 2022
(20)
24
10
(9)
16
(14)
8
(7)
The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other
factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the
Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these
assumptions.

Equinor, Annual Report on Form 20-F 2021

Pension assets
The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and
real estate.
The table below presents the portfolio weighting as approved by the board of Equinor Pension for

2021. The portfolio weight during a
year will depend on the risk capacity.
Pension assets on investments classes Target portfolio
weight (in %) 2021 2020
Equity securities
34.1
34.1
29-38
Bonds
50.2
50.2
46-59
Money market instruments
9.1
9.4
0-14
Real estate
6.6
6.4
5-10
Other assets, including derivatives
0.0
(0.1)
Total
100.0
100.0
In 2021,
61
% of the equity securities and
3
% of bonds had quoted market prices in an active market.
37
% of the equity securities,
97
% of bonds and
100
% of money market instruments had market prices based on inputs other than quoted prices. If quoted market
prices are not available, fair values are determined from external calculation models based on market observations from various
sources.
In 2020,
81
% of the equity securities and
2
% of bonds had quoted market prices in an active market.
17
% of the equity securities,
98
% of bonds and
100
% of money market instruments had market prices based on inputs other than quoted prices.
For definition of the various levels, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.
Company contributions to be made to Equinor Pension in 2022 are expected to be in the range of USD
100

million to USD
110

million.
21 Provisions and other liabilities
(in USD million)
Asset retirement
obligations
Claims and
litigations
Other
provisions and
liabilities Total
Non-current portion at 31 December 2020 before

restatement
17,200
96
2,436
19,731
Impact of ARO policy change
2,837
-
-
2,837
Non-current portion at 31 December 2020 after restatement
20,037
96
2,436
22,568
Current portion at 31 December 2020 reported

as Trade, other payables and
provisions
92
958
1,600
2,649
Provisions and other liabilities at 31 December 2020
20,128
1,053
4,035
25,216
New or increased provisions and other liabilities
602
30
352
984
Change in estimates
(1,097)
(58)
(141)
(1,296)
Amounts charged against provisions and other liabilities
(125)
(870)
(524)
(1,519)
Effects of change in the discount rate
(1,610)
-
(13)
(1,623)
Reduction due to divestments
(359)
- -
(359)
Accretion expenses
423
-
29
452
Reclassification and transfer
(74)
-
298
224
Foreign currency translation effects
(471)
-
(5)
(476)
Provisions and other liabilities at 31 December 2021
17,417
155
4,031
21,603
Non-current portion at 31 December 2021
17,279
81
2,539
19,899

Equinor, Annual Report on Form 20-F 2021

Current portion at 31 December 2021 reported

as Trade, other payables and
provisions
138
73
1,493
1,704

Equinor, Annual Report on Form 20-F 2021

Due to significantly reduced expected use of a transportation agreement, Equinor provided a liability of USD
166

million in 2020 for an
onerous contract. In the third quarter 2021, this provision has been settled resulting in a payment of the settled amount and reversal of
the remaining amount of the provision. The reversal of the provision is reflected within the line item

Operating expenses in the
Consolidated statement of income.
The timing of cash outflows of asset retirement obligations depends on the expected production cease at the various facilities.
In certain production sharing agreements (PSA), Equinor’s estimated share of asset retirement obligation (ARO) is paid into an escrow
account over the producing life of the field. These payments are considered down-payments of the liabilities and included in line item
Amounts charged against provisions and other liabilities.
The Claims and litigations category mainly relate to expected payments for unresolved claims. The timing and amounts of potential
settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For
further information on provisions and contingent liabilities, see note 24 Other commitments, contingent liabilities and contingent
assets.

For further information about methods applied and estimates required, see note 2 Significant accounting policies.
Restatement of ARO due to change in the discount rate
The discount rate used in the calculation of ARO no longer includes Equinor’s own credit risk element. See note 2 Significant
accounting policies for a description of this change. The impact of this ARO calculation policy change on affected financial statement
lines of previous years’ Consolidated financial statements is summarised in the table below. For 2021, the effect on the line items PPE and Provisions and other liabilities amounted to approx. USD
1,751

million.
Line items impacted in the consolidated
balance sheet (in USD million)
01.01.2020
before
restatement
Impact of ARO
policy change
01.01.2020 after
restatement
31.12.2020
before
restatement
Impact of ARO
policy change
31.12.2020 after
restatement
PPE
69,953
1,798
71,751
65,672
2,836
68,508
Total non-current assets
93,285
1,798
95,083
89,786
2,836
92,623
Total assets
118,063
1,798
119,861
121,972
2,836
124,809
Provisions and other liabilities
17,951
1,798
19,749
19,731
2,837
22,568
Total non-current liabilities
57,346
1,798
59,144
68,260
2,837
71,097
Total liabilities
76,904
1,798
78,702
88,081
2,837
90,917
Expected timing of cash outflows
(in USD million)
Asset retirement
obligations
Other
provisions and
liabilities, including
claims and litigations Total
2022 - 2026
1,180
3,014
4,194
2027 - 2031
1,597
299
1,896
2032 - 2036
4,315
248
4,563
2037 - 2041
6,152
55
6,207
Thereafter
4,173
569
4,742
At 31 December 2021
17,417
4,186
21,603

Equinor, Annual Report on Form 20-F 2021

22 Trade, other payables and provisions
At 31 December
(in USD million) 2021 2020
Trade payables
6,249
2,748
Non-trade payables and accrued expenses
2,181
2,352
Joint venture payables
1,876
2,090
Payables to equity accounted associated companies

and other related parties
2,045
546
Total financial trade and other payables
12,351
7,736
Current portion of provisions and other non-financial

payables
1,960
2,774
Trade, other payables and provisions
14,310
10,510
Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 21
Provisions and other liabilities and in note 24 Other commitments,

contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk. For
further information on payables to equity accounted associated companies and other related parties, see note 25 Related parties.
23 Leases
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
Information related to lease payments and lease

liabilities
(in USD million) 2021 2020
Lease liabilities at 1 January
4,406
4,339
New leases, including remeasurements and cancellations
476
1,349
Gross lease payments
(1,350)
(1,415)
Lease interest
91
102
Lease repayments

(1,259)
(1,259)
(1,313)
(1,313)
Foreign currency translation effects
(61)
31
Lease liabilities at 31 December
3,562
4,406
Current lease liabilities
1,113
1,186
Non-current lease liabilities
2,449
3,220
Lease expenses not included in lease liabilities
(in USD million) 2021 2020
Short-term lease expenses
160
342

Equinor, Annual Report on Form 20-F 2021

Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of
the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable
lease expense and lease expense related to leases of low value assets are not significant.
Equinor recognised revenues of USD
272

million in 2021 and USD
252

million in 2020 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor. In addition, Equinor received repayments of USD
4

million in
2021 and USD
29

million in 2020 related to finance subleases. At year-end 2021 and 2020 total finance sublease receivables were
USD
104

million and USD
38

million respectively, which are included in the line items Prepayments and financial receivables and
Trade and other receivables in the Consolidated balance sheet.
Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 24
Other commitments, contingent liabilities and contingent assets.
A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 6 Financial risk and capital
management.
Non-current lease liabilities maturity profile
At 31 December
(in USD million) 2021 2020
Year 2 and 3
1,164
1,513
Year 4 and 5
586
748
After 5 years
699
959
Total repayment of non-current lease liabilities
2,449
3,220
Information related to Right of use assets
(in USD million) Drilling rigs Vessels
Land and
buildings
Storage
facilities Other Total
Right of use assets at 1 January 2021
1,004
1,606
1,215
133
161
4,119
Additions,

remeasurements,

cancellations and
divestments
14
300
28
8
78
427
Depreciation and impairment
1)
(316)
(617)
(176)
(72)
(82)
(1,265)
Foreign currency translation effects
(26)
(8)
(12)
0
(5)
(50)
Right of use assets at 31 December 2021
675
1,280
1,055
68
152
3,231
(in USD million) Drilling rigs Vessels
Land and
buildings
Storage
facilities Other Total
Right of use assets at 1 January 2020
951
1,320
1,365
156
219
4,011
Additions,

remeasurements,

cancellations and
divestments
380
853
18
45
30
1,326
Depreciation and impairment 1)
(349)
(571)
(179)
(68)
(90)
(1,257)
Foreign currency translation effects
23
4
11
0
2
40
Right of use assets at 31 December 2020
1,004
1,606
1,215
133
161
4,119
1) USD 320 million in 2021 and USD 359

million in 2020 of the depreciation cost have been

allocated to activities being capitalised. See

note
11 Property,

plant and equipment.
The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 11 Property,

plant and equipment.

Equinor, Annual Report on Form 20-F 2021

24 Other commitments, contingent liabilities and contingent

assets
Contractual commitments
Equinor had contractual commitments of USD
7.038

billion as of 31 December 2021. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.
As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain
number of wells. At the end of 2021, Equinor was committed to participate in
36

wells, with an average ownership interest of
approximately
46
%. Equinor's share of estimated expenditures to drill these wells amounts to USD
409

million. Additional wells that
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
2060
.
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
The table below also includes USD
2.022

billion as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. Leases not commenced include one rig to be used on the NCS and an
increased number of vessels supporting the growing LPG and LNG business. For commenced leases, please refer to note 23 Leases.
Nominal minimum other long-term commitments at 31 December 2021:
(in USD million)
2022
2,663
2023
2,077
2024
1,520
2025
1,307
2026
1,026
Thereafter
4,547
Total other long-term commitments
13,140

Equinor, Annual Report on Form 20-F 2021

Guarantees
Equinor has guaranteed for its proportionate share of some of our associate’s long-term bank debt, payment obligations under
contracts, and certain third-party obligations. The total amount guaranteed at year-end 2021 is USD
439

million. The book value of the
guarantees is immaterial.
Contingent liabilities and contingent assets
Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field,
which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the
fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued

to work towards a final settlement and
agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD
822

million to two of the partners in the
Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March

2021. Following the payment, an
adjustment to the previous provision by USD
57

million was reflected in the E&P International segment under Other Revenue. The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at year-
end is immaterial.
Mineral rights dispute along the Missouri riverbank
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated
with the near shore region up to the ordinary high-water mark has been disputed. As operator of wells in those units, Equinor has a
right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the
mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several
parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor
received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited
procedural matters remain, but Equinor’s maximum exposure in the case was significantly reduced and at this stage is minor.
Amounts reflected in the matter in the Consolidated balance sheet at 31 December

2021 and in the Consolidated statement of income
during the year 2021 are immaterial.
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
533

million, of
which Equinor holds a
31.85
% share. Equinor's maximum exposure amounts to USD
163

million. Equinor has provided for its best
estimate in the matter.
Withholding tax dispute regarding remittances from Brazil to Norway
Remittances made from Brazil for services are normally subject to withholding income tax.

In 2012, Equinor’s subsidiaries in Brazil
filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy

AS for services without transfer of
technology based on the Double Tax Treaty Brazil has with Norway.

The first level decision from 2013 was in Equinor's favour and since 2014, withholding tax has not been paid. In 2017, a second level decision was rendered also in favour of Equinor, but this
decision was appealed. The trial session concluded in July 2021, overruling the previous favourable decision based on procedural
aspects only. Equinor has filed a motion for clarification which had the effect of temporarily suspending the unfavourable decision and is currently awaiting the court’s decision, on the basis of which Equinor’s further legal steps in the case will be determined. Equinor's
maximum exposure is estimated at approximately USD
135

million. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial
statements.
Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras,
Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. Equinor is expecting the case to be appealed
and is currently evaluation next steps. At the end of 2021, the acquired interest remains in Equinor’s balance sheet as intangible
assets of the Exploration & Production International (E&P International) segment.
ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a
18
% ICMS indirect
tax, for which the Brazilian Industry Association challenged the law’s constitutionality. In March 2021 the plenary of Brazil’s Supreme
Court declared the State of Rio de Janeiro’s law to be unconstitutional, and the decision became final in May 2021. Following the
Supreme Court’s decision, Equinor evaluates the probability of any cash outflow in relation to the legal proceedings currently ongoing

Equinor, Annual Report on Form 20-F 2021

for the Roncador and Peregrino fields to be remote. The maximum exposure for Equinor is at year-end 2021 estimated at USD
460
million. As no provisions have previously been made in the matter, the Brazilian Supreme Court’s decision does not impact Equinor’s
Consolidated financial statements for the year 2021.
New Brazilian law creating uncertainty regarding certain tax incentives
In 2021, a law came into effect in Brazil in the State of Rio de Janeiro, requiring taxpayers that benefited from ICMS tax incentives (i.e.
Repetro) to deposit
10
% of the savings made from such benefits into a state fund. This law had slightly different features from a previous similar law effective in the period 2017 to 2020. Equinor is of the opinion that specific incentives so far relevant for the
Roncador and Peregrino fields are not in scope of the new law, nor were they in scope of the previous one. State tax authorities in Rio de Janeiro may interpret the laws differently and require deposits to be paid with the addition of fines and interests. Several legal
actions to oppose such developments have therefore been initiated by Equinor’s peers and the Brazilian Petroleum and Gas Institute
(IBP). So far, Equinor is party to two of the cases. At year-end 2021, the maximum exposure for Equinor in these various matters has been estimated to a total of USD
112

million, the main part of which will likely have to be deposited with the relevant authorities in
2022 to avoid losing ICMS tax incentives while litigation is ongoing. Equinor is of the opinion that the laws in question are
unconstitutional, especially for Repetro incentives, and that this will be upheld in future legal proceedings. No amounts have
consequently been provided for in the financial statements.
KKD oil sands partnership
Canadian tax authorities have issued a notice of reassessment for 2014 for Equinor's Canadian subsidiary which was party to
Equinor's divestment of
40

% of the KKD Oil Sands partnership at that time. The reassessment, which has been appealed, adjusts the
allocation of the proceeds of disposition of certain Canadian resource properties from the partnership. Maximum exposure is
estimated to be approximately USD
397

million. The appeal process with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled.
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
182

million,
for which Equinor has received a claim that was settled in 2021. Equinor has brought the case to court and if Equinor’s view prevails,
the tax payment will be refunded. It continues to be Equinor’s view that the group has a strong position, and at year-end 2021, no
amounts have consequently been expensed in the financial statements.
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. Based
on Equinor’s correspondence with the Norwegian tax authorities in the matter and the Petroleum Taxation Appeal Board’s decision
regarding some of the income years, the maximum exposure in this matter is estimated to approximately USD
206

million. Equinor
has provided for its best estimate in the matter.
The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to
Equinor ASA in the years 2011-2020. During 2021 there has been development is various elements of the case, where parts of the exposure are resolved,

while for another element, a first-tier court decision ruled in Equinor’s favour but has been appealed. Second
level court proceedings are scheduled in June 2022. Other parts of the dispute remain outstanding.

Where relevant, exposure for the
period 2020–2021 has been added. Following these developments, which did not impact the Consolidated statement of income
significantly, the maximum exposure regarding the gas liquid pricing remains at an estimated USD
100

million. Equinor has provided
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
Provisions related to claims other than those related to income tax are reflected within note 21 Provisions and other liabilities.
Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain
tax assets are reflected as current or deferred tax assets.

Equinor, Annual Report on Form 20-F 2021

25 Related parties
Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of

31 December 2021, the Norwegian State had an ownership interest in Equinor of
67.0
% (excluding Folketrygdfondet, the Norwegian
national insurance fund, of
3.7
%). This ownership structure means that Equinor participates in transactions with many parties that are
under a common ownership structure and therefore meet the definition of a related party. The Minister of Trade, Industry and
Fisheries took over the constitutional responsibility for following-up of the Norwegian State`s ownership in Equinor with effect from 1
July 2021. The responsibility for the Norwegian State`s shareholding in Equinor has been transferred from the Ministry of Petroleum
and Energy to the Ministry of Trade and Industry on 1 January 2022.
Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD
9.572

billion, USD
5.108

billion and USD
7.505

billion in 2021, 2020 and 2019, respectively. Total

purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to USD
0.088

billion, USD
0.018

billion and USD
0.036

billion in 2021, 2020 and 2019, respectively.
These purchases of oil and natural gas are recorded in Equinor ASA. In addition, Equinor

ASA sells in its own name, but for the
Norwegian State’s account and risk, the Norwegian State’s gas production. These transactions are presented net. For further information please see note 2 Significant accounting policies. The most significant items included in the line-item Payables to equity
accounted associated companies and other related parties in note 22 Trade and other payables, are amounts payable to the
Norwegian State for these purchases.
The line-item Prepayments and Financial Receivables includes USD
0.435

billion which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD
0.169

billion.
In July 2021 Equinor launched the first tranche of around USD
300

million of the new share buy-back programme, for 2021, totaling
USD
600

million. For more details, please see note 18 Shareholder`s equity and dividends.
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
Equinor payments that flowed through Gassco in this respect amounted to USD
1.030

billion, USD
0.896

billion and USD
1.076

billion
in 2021, 2020 and 2019, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor’s capacity payment net of Equinor’s own ownership interests in Gassco operated infrastructure. In addition, Equinor ASA manages, in
its own name, but for the Norwegian State’s account and risk, the Norwegian State’s share of the Gassco costs. These transactions
are presented net.
Equinor has had transactions with other associated companies and joint ventures in relation to its ordinary business operations, for
which amounts have not been disclosed due to materiality.
Equinor leases two office buildings, located in Bergen and Harstad, owned by Equinor’s pension fund (“Equinor Pensjon”).
The lease
contracts extend to the years 2034 and 2037

and Equinor ASA has recognised lease liabilities of USD
284

million related to these
contracts.
Related party transactions with management are presented in note 7 Remuneration .

Equinor, Annual Report on Form 20-F 2021

26 Financial instruments: fair value measurement and sensitivity analysis of market risk
Financial instruments by category
The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are
defined in IFRS 9 Financial Instruments: Classification and Measurement.

For financial investments,

the difference between
measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and
payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 19
Finance debt for fair value information of non-current bonds and bank loans.
See note 2 Significant accounting policies for further information regarding measurement of fair values.
At 31 December 2021 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

1,265
1,265
Non-current financial investments 14
253
3,093
3,346
Prepayments and financial receivables 14
707
380
1,087
Trade and other receivables 16
17,192
736
17,927
Current derivative financial instruments

5,131
5,131
Current financial investments 14
20,946
300
21,246
Cash and cash equivalents 17
11,412
2,714
14,126
Total financial assets
50,510
12,503
1,116
64,128
At 31 December 2020 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

2,476
2,476
Non-current financial investments 14
261
3,822
4,083
Prepayments and financial receivables 1) 14
465
396
861
Trade and other receivables 16
7,418
814
8,232
Current derivative financial instruments

886
886
Current financial investments 14
11,649
216
11,865
Cash and cash equivalents 17
6,264
492
6,757
Total financial assets
26,057
7,892
1,210
35,159
1) The categories Amortised cost and Non-financial assets

has been reclassified under Prepayments and

financial receivables, due to an
incorrect classification of USD 32 million in 2020.

Equinor, Annual Report on Form 20-F 2021

At 31 December 2021
Amortised
cost
Fair value
through
profit or loss
Non-financial
liabilities
Total
carrying
amount (in USD million) Note
Liabilities
Non-current finance debt 19
27,404
27,404
Non-current derivative financial instruments

767
767
Trade, other payables and provisions 22
12,350
1,960
14,310
Current finance debt 19
5,273
5,273
Dividend payable
582
582
Current derivative financial instruments

4,609
4,609
Total financial liabilities
45,609
5,376
1,960
52,945
At 31 December 2020
Amortised
cost
Fair value
through
profit or loss
Non-financial
liabilities
Total
carrying
amount (in USD million) Note
Liabilities
Non-current finance debt 19
29,118
29,118
Non-current derivative financial instruments

676
676
Trade, other payables and provisions 22
7,736
2,774
10,510
Current finance debt 19
4,591
4,591
Dividend payable
357
357
Current derivative financial instruments

1,710
1,710
Total financial liabilities
41,802
2,386
2,774
46,961

Equinor, Annual Report on Form 20-F 2021

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
At 31 December 2021
Level 1
860
0
-
949
0
(69)
1,740
Level 2
1,840
884
300
4,108
2,714
(762)
(4,539)
4,545
Level 3
393
380
74
(4)
843
Total fair value
3,093
1,265
300
5,131
2,714
(767)
(4,609)
7,127
At 31 December 2020
Level 1
1,379
-
66
419
-
(432)
1,432
Level 2
2,135
2,146
150
443
492
(671)
(1,277)
3,418
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
The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques
with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The
discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows
adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when
applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within
current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption,

that could
have been applied when determining the fair value of these contracts, would be to extrapolate the last relevant forward prices with
inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD
0.4

billion at end of 2021, while at end of 2020 the impact was approximately USD
0.1

billion.
The reconciliation of the changes in fair value during 2021 and 2020 for financial instruments classified as level

3 in the hierarchy is
presented in the following table.

Equinor, Annual Report on Form 20-F 2021

(in USD million)
Non-current
financial
investments
Non-current
derivative
financial
instruments -
assets
Current
derivative
financial
instruments -
assets
Non-current
derivative
financial
instruments -
liabilities Total amount
Opening at 1 January 2021
308
330
24
(5)
657
Total gains and losses recognised in statement of income
(23)
58
72
1
108
Purchases
119
119
Settlement
(7)
(20)
(27)
Transfer out of level 3
-
-
Foreign currency translation effects
(3)
(8)
(2)
(13)
Closing at 31 December 2021
394
380
74
(4)
844
Opening at 1 January 2020
277
219
33
(19)
510
Total gains and losses recognised in statement of income
(29)
106
19
14
109
Purchases
64
64
Settlement
(8)
(28)
(36)
Transfer to level 1
1
1
Foreign currency translation effects
4
5
-
9
Closing at 31 December 2020
308
330
24
(5)
657
During 2021 the financial instruments within level 3 have had a net increase in fair value of USD
187

million whereof non-current
financial investments contributed with USD
86

million. The USD
108

million recognised in the Consolidated statement of income
during 2021 are mainly related to changes in fair value of certain earn-out agreements where USD
20

million included in the opening
balance for 2021 has been fully realised as the underlying volumes have been delivered during

2021.
Sensitivity analysis of market risk
Commodity price risk
The table below contains the commodity price risk sensitivities of Equinor's commodity based derivatives contracts. For further
information related to the type of commodity risks and how Equinor manages these risks, see note

6 Financial risk and capital
management.
Equinor's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-
exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the
Consolidated balance sheet.
Price risk sensitivities at the end of 2021 and 2020 at
30
% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging
relationships, any changes in the fair value would be recognised in the Consolidated statement of income.
Commodity price sensitivity At 31 December
2021 2020
(in USD million) - 30% + 30% - 30% + 30%
Crude oil and refined products net gains/(losses)
735
(735)
1,025
(1,025)
Natural gas, electricity and CO2 net gains/(losses)
227
(141)
184
(94)

Equinor, Annual Report on Form 20-F 2021

Currency risk
The following currency risk sensitivity has been calculated, by assuming an 10% reasonable possible change in the most relevant
foreign currency exchange rates that impact Equinor’s financial accounts, based on balances at 31 December 2021. As of 31
December 2020, a change of 8% in the most relevant foreign currency exchange rates were viewed as a reasonable possible
change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the
foreign currency exchange rates would impact the Consolidated statement of income. For further information related to the currency
risk and how Equinor manages these risks, see note 6 Financial risk and capital management.

Currency risk sensitivity At 31 December
2021 2020
(in USD million) - 10% + 10% - 8% + 8%
USD net gains/(losses)
(1,789)
1,789
(319)
319
NOK net gains/(losses)
2,144
(2,144)
322
(322)
Interest rate risk
The following interest rate risk sensitivity has been calculated by assuming a change of 0.8 percentage points as a reasonable
possible change in interest rates at the end of 2021. In 2020, a change of 0.6 percentage points in interest rates was viewed as a
reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the
Consolidated statement of income, while an increase in interest rates has an estimated negative impact on net financial items in the
Consolidated statement of income. For further information related to the interest risks and how Equinor manages these risks, see note
6 Financial risk and capital management.

Interest risk sensitivity At 31 December
2021
2020
(in USD million)

- 0.8 percentage
points
+ 0.8 percentage
points

- 0.6 percentage
points
+ 0.6 percentage
points
Positive/(negative) impact on net financial items
448
(448)
516
(516)
Equity price risk
The following equity price risk sensitivity has been calculated,

by assuming a 35% reasonable possible change in equity prices that impact Equinor’s financial accounts, based on balances at 31 December 2021. Also at

31 December 2020, a change of 35% in equity
prices were viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity
prices would impact the Consolidated statement of income. For further information related to the equity price risk and how Equinor
manages these risks, see note 6 Financial risk and capital management.

Equity price sensitivity At 31 December
2021
2020
(in USD million) - 35% + 35% - 35% + 35%
Net gains/(losses)
(534)
534
(684)
684
27 Subsequent events
Equinor has certain investments in Russia. On 28 February 2022, Equinor announced it has decided to stop new investments into
Russia and start the process of exiting Equinor’s joint arrangements in Russia following Russia’s invasion of Ukraine. At the end of
2021, Equinor had USD
1.2

billion in non-current assets in Russia within the E&P International segment. Equinor has reported net
proved reserves of
88

million boe related to investments in Russia as at 31 December 2021 and an entitlement production in 2021 of
21.6 mboe/d. Equinor expects that the process of exiting the joint arrangements in Russia will result in impairments.

Equinor, Annual Report on Form 20-F 2021

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
For further information regarding the reserves estimation requirement, see note 2 Significant accounting policies - Estimation
uncertainty regarding determining oil and gas reserves and Estimation uncertainty; Proved oil and gas reserves.
The effective date of the recently announced agreement to divest our interests in the Corrib field in Ireland is

1 January 2022. This will
result in an estimated reduction in proved reserves of 13 million boe at year-end 2022.
Equinor’s intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway
by 88 million boe. No other events have occurred since 31 December 2021 that would result in a significant change in the estimated
proved reserves or other figures reported as of that date.
For information related to the Agbami redetermination process and the dispute between the

Nigerian National Petroleum Corporation
and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production

Sharing Contract (PSC), see
note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of the re-
determination on proved reserves, which is estimated to be immaterial, is not yet included.

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
PSAs are based on the volumes to which Equinor has access (cost oil and profit oil), limited to available market access. At 31
December 2021, 6% of total proved reserves were related to such agreements, representing

11% of the oil, condensate and NGL
reserves and 1% of the gas reserves. This compares with 5% of total proved reserves for both

2020 and 2019. Net entitlement oil and
gas production from fields with such agreements was 49 million boe during 2021, compared to 59 million boe for 2020 and 68 million
boe for 2019. Equinor participates in such agreements in Algeria, Angola, Azerbaijan,

Brazil, Libya, Nigeria and Russia
1
.
Equinor is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where
the tax is paid on behalf of Equinor. Reserves are net of royalty volumes in the US and net of royalty paid in-kind in PSA fields. Proved
reserves does not include quantities consumed during production.
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

Equinor, Annual Report on Form 20-F 2021

Volume weighted average prices

at 31 December
Brent blend Oil Condensate NGL Natural gas
(USD/boe) (USD/boe) (USD/boe) (USD/boe) (USD/mmbtu)
2021 69.22 67.61 65.02 47.17 11.89
2020 41.26 40.60 33.99 23.72 3.18
2019 63.04 60.04 55.37 29.96 5.12
The increase in commodity prices affected the profitable reserves to be recovered from accumulations, resulting in higher proved
reserves. The positive revisions due to price are in general a result of later economic cut-off. For fields with a production-sharing type of agreement this is to some degree offset by lower entitlement to the reserves. These changes are all included in the revision
category in the tables below, giving a net increase of Equinor’s proved reserves at year-end.
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
Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographic area, defined as country or continent containing 15% or more of total proved reserves. At 31 December 2021,

Norway is the only country in this
category, with 71% of the total proved reserves. Since the USA contained 16% of the proved reserves at the beginning of 2017, management has determined that the most meaningful presentation of geographical areas also in

2021 would be Norway, US, and
the continents of Eurasia excluding Norway, Africa, and Americas excluding USA.
Proved reserves movements 2021
Norway
The increase of 465 million boe in revisions and improved recovery in Norway is the combined effect of positive revisions following
increased certainty in the ultimate recovery at many fields, prolonged economic lifetime at several fields due to the increased
commodity prices, and decisions to install low pressure production facilities increasing the future recovery at the Oseberg and Ormen
Lange fields.
Eurasia excluding Norway
The net decrease of 16 million boe in equity accounted assets in the revisions and improved recovery category is related to proved
reserves in Russia 21
, where negative revisions of 35 million boe due to reduced production potential in some areas was partially offset
by positive revisions based on increased certainty in the expected ultimate recovery in other areas.
USA
The increase of 78 million boe in revisions and improved recovery is the combined effect of positive revisions following increased certainty in the ultimate recovery, and prolonged economic lifetime at several fields mainly due to the increase in commodity prices.
Sale of petroleum in place of 89 million boe is a result of the divestment of our interests in the Bakken assets which was completed in
2021.
Americas excluding USA
The increase of 62 million boe in revisions and improved recovery are mainly related to proved reserves in Brazil and is the combined
effect of positive revisions following increased certainty in the ultimate recovery, and prolonged economic lifetime due to the increased commodity prices. The increase of 210 million boe in extensions and discoveries is the result of sanctioning of the Bacalhau
21

Equinor’s intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding
Norway by 88 million boe. See note 27 Subsequent events to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

development in Brazil, and the 14 million boe of equity accounted additions in the same category represent drilling of new wells in
previously unproven areas at the Bandurria Sur development in Argentina.
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
Proved reserves movements 2019
Norway
The decrease of 66 million boe (equity accounted) was due to a divestment of a 16% shareholding in Lundin after which Equinor no
longer carried any equity accounted proved reserves in Norway in 2019.
Eurasia excl Norway
The net increase of 52 million boe in revisions and improved recovery was mainly related to positive revisions on fields in the UK but
did also include some additional volumes from an increased recovery project in Azerbaijan. The increase of 110 million boe in
extensions and discoveries (equity accounted)

was in Russia
22

where a new development project was sanctioned.
Africa
The net increase of 25 million boe in revisions and improved recovery was mainly due to positive revisions on several fields with
production sharing agreements in Algeria and Angola.
USA
The increase of 126 mill boe in extensions and discoveries was due to continued drilling of new wells in previously undrilled areas in our onshore developments.
Changes to the proved reserves in 2021 are also described by each geographic area in section 2.10 Operational performance, Proved
oil and gas reserves. Development of the proved undeveloped reserves is described in section

2.10 Operational performance,
Development of reserves.
The following tables reflect the estimated proved reserves of oil and gas at 31 December 2018 through

20201 and the changes
therein.
22

Equinor’s intention to exit its business

activities in Russia is expected to reduce the

net proved reserves in Eurasia excluding Norway

by 88
million boe. See note 27 Subsequent event to the Consolidated financial statements.

Equinor, Annual Report on Form 20-F 2021

Consolidated companies Equity accounted
Net proved oil and condensate
reserves
(in million boe) Norway
Eurasia
excludin
g
Norway Africa USA
America
s
excludin
g USA Subtotal Norway
Eurasia
excludin
g
Norway
America
s
excludin
g USA Subtotal Total
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
Purchase of reserves-in-place - - - - - - - - 5 5 5
Sales of reserves-in-place - - - - - - - - - - -
Production (193) (15) (39) (48) (25) (320) - (1) (1) (2) (322)
At 31 December 2020 1,329 143 131 287 287 2,177 - 50 5 55 2,232
Revisions and improved
recovery 153 (15) 18 23 61 240 - 17 0 17 257
Extensions and discoveries 14 0 - 1 210 225 - 2 12 14 239
Purchase of reserves-in-place - - - - - - - - - - -
Sales of reserves-in-place - - - (57) (6) (63) - - - - (63)
Production (200) (15) (32) (37) (19) (303) - (5) (2) (7) (310)
At 31 December 2021 1,296 114 116 217 533 2,276 - 64 15 79 2,355
Proved developed oil and
condensate reserves
At 31 December 2018 493 46 152 279 247 1,216 0 - - 0 1,216
At 31 December 2019 691 44 124 278 254 1,392 - 5 - 5 1,396
At 31 December 2020 654 54 110 217 202 1,237 - 8 5 13 1,249
At 31 December 2021 702 47 104 161 205 1,218 - 22 10 31 1,249
Proved undeveloped oil and
condensate reserves
At 31 December 2018 966 78 13 91 131 1,279 62 - - 62 1,342
At 31 December 2019 772 123 13 104 115 1,127 - 52 - 52 1,178
At 31 December 2020 676 88 21 70 86 940 - 42 0 42 982
At 31 December 2021 594 67 13 56 328 1,058 - 42 5 47 1,105

Equinor, Annual Report on Form 20-F 2021

Consolidated companies Equity accounted
Net proved NGL reserves

(in million boe) Norway
Eurasia
excludin
g
Norway Africa USA
America
s
excludin
g USA Subtotal Norway
Eurasia
excludin
g
Norway
America
s
excludin
g USA Subtotal Total
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
Purchase of reserves-in-place - - - - - - - - - - -
Sales of reserves-in-place - - - - - - - - - - -
Production (40) (0) (3) (11) - (54) - - - - (54)
At 31 December 2020 208 0 17 53 - 278 - - - - 278
Revisions and improved
recovery 31 0 (1) 14 - 44 - - - - 44
Extensions and discoveries 1 - - 4 - 5 - - - - 5
Purchase of reserves-in-place - - - - - - - - - - -
Sales of reserves-in-place - - - (17) - (17) - - - - (17)
Production (38) (0) (3) (9) - (49) - - - - (49)
At 31 December 2021 202 0 14 45 - 261 - - - - 261
Proved developed NGL
reserves
At 31 December 2018 192 - 18 68 - 277 0 - - 0 277
At 31 December 2019 175 - 15 49 - 240 - - - - 240
At 31 December 2020 141 0 15 47 - 204 - - - - 204
At 31 December 2021 160 0 12 37 - 209 - - - - 209
Proved undeveloped NGL
reserves
At 31 December 2018 94 - 3 18 - 115 1 - - 1 116
At 31 December 2019 78 - 3 16 - 97 - - - - 97
At 31 December 2020 66 (0) 2 6 - 74 - - - - 74
At 31 December 2021 42 - 2 8 - 52 - - - - 52

Equinor, Annual Report on Form 20-F 2021

Consolidated companies Equity accounted
Net proved gas reserves

(in billion cf) Norway
Eurasia
excludin
g
Norway Africa USA
America
s
excludin
g USA Subtotal Norway
Eurasia
excludin
g
Norway
America
s
excludin
g USA Subtotal Total
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
Purchase of reserves-in-place - - - - - - - - 4 4 4
Sales of reserves-in-place - - - - - - - - - - -
Production (1,425) (26) (42) (373) (9) (1,874) - (3) (1) (3) (1,878)
At 31 December 2020 12,714 49 227 2,171 7 15,169 - 264 3 267 15,436
Revisions and improved
recovery 1,576 46 (23) 231 7 1,837 - (183) 1 (182) 1,656
Extensions and discoveries 23 - - 313 - 337 - - 11 11 348
Purchase of reserves-in-place - - - - - - - - - - -
Sales of reserves-in-place - - - (87) - (87) - - - - (87)
Production (1,500) (20) (41) (396) (8) (1,966) - (3) (1) (5) (1,971)
At 31 December 2021 12,813 75 163 2,233 6 15,289 - 78 14 92 15,381
Proved developed gas
reserves
At 31 December 2018 10,459 111 240 1,740 20 12,569 0 - - 0 12,570
At 31 December 2019 9,417 111 217 1,645 8 11,398 - 67 - 67 11,465
At 31 December 2020 7,863 49 199 1,681 7 9,799 - 123 3 126 9,926
At 31 December 2021 11,145 75 145 1,845 5 13,217 - 19 9 28 13,244
Proved undeveloped gas
reserves
At 31 December 2018 4,831 24 26 634 - 5,514 10 - - 10 5,524
At 31 December 2019 4,912 0 23 726 - 5,662 - 228 - 228 5,889
At 31 December 2020 4,851 0 28 490 - 5,369 - 141 0 141 5,510
At 31 December 2021 1,667 - 17 387 0 2,072 - 59 5 64 2,136

Equinor, Annual Report on Form 20-F 2021

Consolidated companies Equity accounted
Net proved reserves

(in million boe) Norway
Eurasia
excludin
g
Norway Africa USA
America
s
excludin
g USA Subtotal Norway
Eurasia
excludin
g
Norway
America
s
excludin
g USA Subtotal Total
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
Purchase of reserves-in-place - - - - - - - - 6 6 6
Sales of reserves-in-place - - - - - - - - - - -
Production (486) (20) (49) (126) (26) (708) - (2) (1) (3) (710)
At 31 December 2020 3,802 151 189 727 289 5,158 - 97 5 102 5,260
Revisions and improved
recovery 465 (6) 13 78 62 611 - (16) 1 (15) 596
Extensions and discoveries 19 0 - 61 210 290 - 2 14 16 306
Purchase of reserves-in-place - - - - - - - - - - -
Sales of reserves-in-place - - - (89) (6) (96) - - - - (96)
Production (505) (18) (42) (117) (20) (703) - (6) (2) (8) (710)
At 31 December 2021 3,781 127 159 660 534 5,261 - 77 18 95 5,356
Proved developed reserves
At 31 December 2018 2,548 66 212 657 250 3,733 0 - - 0 3,733
At 31 December 2019 2,544 64 178 621 255 3,663 - 17 - 17 3,679
At 31 December 2020 2,196 63 161 564 203 3,187 - 30 5 35 3,222
At 31 December 2021 2,847 60 141 527 206 3,782 - 25 12 36 3,818
Proved undeveloped
reserves
At 31 December 2018 1,920 82 21 222 131 2,377 65 - - 65 2,442
At 31 December 2019 1,725 123 20 250 115 2,233 - 92 - 92 2,325
At 31 December 2020 1,606 88 28 163 86 1,971 - 67 0 67 2,038
At 31 December 2021 934 67 18 133 328 1,479 - 53 6 59 1,538
The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels
of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Equinor, Annual Report on Form 20-F 2021

Capitalised cost related to oil and gas producing

activities
Consolidated companies
At 31 December
(in USD million) 2021 2020 2019
Unproved properties 7,077 9,034 11,304
Proved properties, wells, plants and other equipment 193,918 194,655
1)
190,101
1)
Total capitalised cost 200,994 203,690 201,405
Accumulated depreciation, impairment and amortisation (139,890) (136,524) (129,383)
Net capitalised cost 61,104 67,165 72,022
1) Restated 2020 and 2019. For more information

see note 21, Provisions and other liabilities.

The effect of the restatement is an increase of USD

2.615 billion in 2020 and USD 1.676 billion

in 2019
Net capitalised cost related to equity accounted investments as of 31 December 2021 was USD

900 million, USD 450 million in 2020
and USD 385 million in 2019. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line
with the description below for result of operations for oil and gas producing activities.
Expenditures incurred in oil and gas property acquisition,

exploration and development activities
These expenditures

include both amounts capitalised and expensed.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2021
Exploration expenditures 522 61 5 139 299 1,026
Development costs 4,732 322 256 605 977 6,892
Acquired proved properties 3 5 0 0 0 8
Acquired unproved properties 6 9 1 24 (3) 37
Total 5,263 397 262 768 1,273 7,963
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

Equinor, Annual Report on Form 20-F 2021

Expenditures incurred in exploration and development activities related to equity accounted investments was USD

233 million in 2021,
USD 71 million in 2020 and USD 166 million in 2019.
Results of operation for oil and gas producing activities
As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Equinor.
The results of operations for oil and gas producing activities are included in the two upstream reporting segments

Exploration &
Production Norway (E&P Norway) and Exploration & Production International (E&P International) as presented in note 4 Segments
within the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas.
From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position and royalty payments
costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables
below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-
based derivatives within the upstream segments.
Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits.

No deductions are made for
interest or other elements not included in the table below.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2021
Sales 97 476 638 207 16 1,434
Transfers 38,578 960 2,021 3,712 1,249 46,520
Other revenues 711 (14) 0 221 14 932
Total revenues 39,386 1,422 2,659 4,140 1,279 48,886
Exploration expenses (363) (108) 23 (211) (362) (1,021)
Production costs (2,600) (196) (497) (397) (378) (4,068)
Depreciation, amortisation and net impairment losses (4,900) (2,462) (444) (1,734) (416) (9,956)
Other expenses (1,052) (140) 53 (674) (292) (2,105)
Total costs (8,915) (2,906) (865) (3,016) (1,448) (17,150)
Results of operations before tax 30,471 (1,484) 1,794 1,124 (169) 31,736
Tax expense (22,887) 835 (652) (14) (201) (22,919)
Results of operations 7,585 (649) 1,142 1,110 (370) 8,817
Net income/(loss) from equity accounted investments 0 176 0 0 39 215

Equinor, Annual Report on Form 20-F 2021

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

Equinor, Annual Report on Form 20-F 2021

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
2021 5 11 12 3 19 6
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

Equinor, Annual Report on Form 20-F 2021

(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
At 31 December 2021
Consolidated companies
Future net cash inflows 287,382 8,705 9,619 21,486 35,236 362,429
Future development costs (10,999) (1,947) (685) (1,112) (4,186) (18,928)
Future production costs (53,251) (4,196) (3,380) (7,269) (16,782) (84,878)
Future income tax expenses (178,370) (352) (2,138) (2,686) (2,979) (186,525)
Future net cash flows 44,763 2,209 3,416 10,420 11,289 72,097
10% annual discount for estimated timing of

cash flows
(18,051) (652) (707) (3,406) (5,842) (28,658)
Standardised measure of discounted future net

cash flows
26,711 1,557 2,709 7,014 5,447 43,439
Equity accounted investments
Standardised measure of discounted future net

cash flows
- 224 - - 126 350
Total standardised measure of discounted future net cash
flows including equity accounted investments 26,711 1,782 2,709 7,014 5,573 43,789
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

Equinor, Annual Report on Form 20-F 2021

Changes in the standardised measure of discounted

future net cash flows from proved reserves
(in USD million) 2021 2020 2019
Consolidated companies
Standardised measure at 1 January 18,209 35,173 43,299
Net change in sales and transfer prices and in production

(lifting) costs related to future production
126,974 (52,527) (22,147)
Changes in estimated future development costs (5,915) (1,547) (3,433)
Sales and transfers of oil and gas produced

during the period, net of production cost
(43,998) (15,180) (24,117)
Net change due to extensions, discoveries,

and improved recovery
7,734 265 1,333
Net change due to purchases and sales of

minerals in place
(2,280) - 987
Net change due to revisions in quantity estimates 17,080 3,263 8,176
Previously estimated development costs incurred during

the period
6,619 6,558 8,341
Accretion of discount 4,078 9,087 11,066
Net change in income taxes (85,062) 33,117 11,668
Total change in the standardised measure during the year 25,230 (16,965) (8,126)
Standardised measure at 31 December 43,439 18,209 35,173
Equity accounted investments
Standardised measure at 31 December 350 (10) 475
Standardised measure at 31 December including equity

accounted investments
43,789 18,199 35,648
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

2020. The proved reserves at 31
December 2020 were multiplied by the actual change in price, and change in unit of production costs, to arrive at the net effect of
changes in price and production costs. Development costs and taxes are reflected in the line items ‘Change in estimated future
development costs’ and ‘Net change in income taxes’ and are not included in the ‘Net change in sales and transfer prices and in
production (lifting) costs related to future production’.

Equinor, Annual Report on Form 20-F 2021

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
The following table shows the cash dividend amounts to all shareholders since 2017 on a per share basis and in aggregate.
Ordinary dividend per share
Ordinary
dividend
per share Fiscal year Curr. Q1 Curr. Q2 Curr. Q3 Curr. Q4 Curr.
2017 USD 0.2201 USD 0.2201 USD 0.2201 USD 0.2300 USD 0.8903
2018 USD 0.2300 USD 0.2300 USD 0.2300 USD
0.2600
USD 0.9500
2019 USD 0.2600 USD 0.2600 USD 0.2600 USD
0.2700
USD 1.0500
2020 USD 0.0900 USD 0.0900 USD 0.1100 USD 0.1200 USD 0.4100
2021 USD 0.1500 USD 0.1800 USD 0.1800 USD 0.2000 USD 0.7100
The board of directors proposes to the AGM a cash dividend of USD 0.20 per share for the fourth quarter of 2021 and to introduce an
extraordinary quarterly cash dividend of USD 0.20 per share for the fourth quarter of 2021 and for the first three quarters of 2022. The
Equinor share will trade ex-dividend 12 May 2022 on OSE and for ADR holders on NYSE. Record date will be 13 May 2022 on OSE
and NYSE. Payment date will be 27 May 2022.
Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs.
The NOK dividend will be based on average USD/NOK exchange rates from Norges Bank in the period plus/minus three business
days from record date, in total seven business dates.
Share buy-back
For the period 2013-2021, the board of directors has been authorised by the annual general meeting of Equinor to repurchase Equinor
shares in the market for subsequent annulment. It is Equinor’s intention to renew this authorisation at the annual general meeting in
May 2022.
On 14 June 2021 the board of directors of Equinor ASA launched an indicative USD 600 million programme for 2021 and an indicative
annual share buy-back programme of up to USD 1.2 billion starting from 2022, subject to board approvals before starting tranches.

Equinor, Annual Report on Form 20-F 2021

The first tranche was approved by the board of directors of Equinor ASA on 27 July 2021 with market operations of USD 99 million
and commenced on 28 July 2021 and ended 28 September 2021. The second tranche of the market operations of the programme of
USD 330 million were approved by the board of directors of Equinor ASA on 26 October and commenced on 27 October 2021 and
ended 31 January 2022. The share buy-back programme is expected to be executed when Brent oil prices are in or above the range
of
50-60 USD/bbl and Equinor’s net debt ratio 23

stays within the communicated ambition of 15-30% and this is supported by commodity prices.
23

See section 5.2 Non-GAAP financial measures

Equinor, Annual Report on Form 20-F 2021

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
Through regular salary deductions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company
contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately
USD 175). This company contribution is a tax-free employee benefit under 2021 Norwegian tax legislation.

The company will
contribute in 2022 but as a taxable income. After a lock-in period of two calendar years, one extra share will be awarded for each
share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the
value of the shares and taxed at the time of the award.
The board of directors is authorised to acquire Equinor shares in the market on behalf of the company. The authorisation is valid until
the next annual general meeting, but not beyond 30 June 2022. This authorisation replaces the previous authorisation to acquire
Equinor’s own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2017. It is
Equinor’s intention to renew this authorisation at the annual general meeting on 11 May 2022.
Period in which shares were repurchased
Number of shares
repurchased
Average price per share
in NOK
Total number of shares
purchased as part of
programme
Maximum number of
shares that may yet be
purchased under the
programme authorisation
Jan-21 646,514 165.5399 6,065,868 7,934,132
Feb-21 696,049 154.8554 6,761,917 7,238,083
Mar-21 617,558 175.2210 7,379,475 6,620,525
Apr-21 643,918 167.3735 8,023,393 5,976,607
May-21 603,872 178.0344 8,627,265 5,372,735
Jun-21 573,858 186.0530 573,858 14,626,142
Jul-21 613,050 174.7683 1,186,908 14,013,092
Aug-21 575,122 186.4915 1,762,030 13,437,970
Sep-21 515,135 209.0422 2,277,165 12,922,835
Oct-21 472,560 228.9800 2,749,725 12,450,275
Nov-21 482,020 225.2311 3,231,745 11,968,255
Dec-21 467,800 233.7323 3,699,545 11,500,455
Jan-22 439,542 254.6852 4,139,087 11,060,913
Feb-22 428,573 263.6656 4,567,660 10,632,340
TOTAL

7,775,571
1)

200.2624
2)
1)
All shares repurchased have been purchased in

the open market and pursuant to the authorisation

mentioned above.
2) Weighted average price per share.

Equinor, Annual Report on Form 20-F 2021

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

Morgan the lesser of (a) USD 2,000,000 and
(b) the difference between revenues and expenses of the ADR programme. For the year ended 31 December 2021,

J.P.

Morgan

Equinor, Annual Report on Form 20-F 2021

reimbursed USD 2,000,000 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2021, such costs, associated with the administration of the ADR programme, paid by the company, added up to USD 201,166. Under certain circumstances, including the removal of J.P. Morgan as depositary, the company is required to repay to JPMorgan certain amounts paid to the company in prior periods.
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
Individual shareholders residing in Norway for tax purposes are subject to the standard income tax rate of 22% for dividend income
exceeding a basic tax free allowance. However, dividend income exceeding the basic tax free allowance is grossed up with a factor of
1.44 before being included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44) for the income
year 2021. The tax free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that
share or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the
dividend distributed for the share or ADS (“unused allowance”) may be carried forward and set off against future dividends received
on (or gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for
computation of the allowance for the same share or ADS the following year.
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

Equinor, Annual Report on Form 20-F 2021

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
www.skatteetaten.no/en/person .
Taxation on realisation of shares and ADSs
Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale,
redemption or other disposal of shares or ADSs in Norwegian companies. Capital losses are not deductible.
Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale,

redemption or other disposal of
shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year
of disposal, which is subject to the standard income tax rate of 22%. However, the taxable gain or deductible loss is grossed up with a factor of 1.44 before included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44) for the income
year 2021.
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

The marginal wealth tax rate
for the income year 2021 is 0.85% of the value assessed. The assessment value of listed shares

(including ADSs) is 55% of the listed
value of such shares or ADSs on1 January 2022.
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

Equinor, Annual Report on Form 20-F 2021

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
Taxation of distributions
Under the United States federal income tax laws, the gross amount of any distribution (including any Norwegian tax withheld from the
distribution payment) paid by Equinor out of its current or accumulated earnings and profits (as determined for United States federal
income tax purposes), other than certain pro-rata distributions of its shares, will be treated as a dividend that is taxable for you when
you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a non-
corporate US holder, dividends that constitute qualified dividend income will be eligible to be taxed at the preferential rates applicable to long-term capital gains as long as, in the year that you receive the dividend, the shares or ADSs are readily tradable on an
established securities market in the United States or Equinor is eligible for benefits under the Treaty. We believe that Equinor is currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified
dividend income. To qualify for the preferential rates, you must hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. The dividend will not be eligible for the
dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United
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
Taxation of capital gains

Equinor, Annual Report on Form 20-F 2021

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

Its ownership interest is
managed by the Norwegian Ministry of Trade, Industry and Fisheries.

Equinor, Annual Report on Form 20-F 2021

As of 31 December 2021, the Norwegian State had a 67% direct ownership interest in Equinor and a 3.6% indirect interest
through the National Insurance Fund (Folketrygdfondet), totalling 70.6%.
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

Equinor, Annual Report on Form 20-F 2021

Shareholders at December 2021 Number of Shares Ownership in %
1 Government of Norway 2,182,650,763 67.00%
2 Folketrygdfondet 120,551,782 3.70%
3 BlackRock Institutional Trust Company, N.A. 35,910,427 1.10%
4 Schroder Investment Management Ltd. (SIM) 35,312,273 1.08%
5 The Vanguard Group, Inc. 31,919,771 0.98%
6 T. Rowe Price Associates, Inc 22,690,956 0.70%
7 DNB Asset Management AS 20,054,515 0.62%
8 KLP Forsikring 19,428,192 0.60%
9 Dodge & Cox 19,239,700 0.59%
10 Storebrand Kapitalforvaltning AS 17,013,421 0.52%
11 Wellington Management Company, LLP 15,122,526 0.46%
12 Marathon Asset Management LLP 13,762,270 0.42%
13 SAFE Investment Company Limited 11,942,771 0.37%
14 BlackRock Investment Management (UK) Ltd. 11,839,222 0.36%
15 Lazard Asset Management, L.L.C. 11,711,934 0.36%
16 State Street Global Advisors (US) 11,635,616 0.36%
17 Templeton Investment Counsel, L.L.C. 10,107,080 0.31%
18 BlackRock Advisors (UK) Limited 9,507,244 0.29%
19 Alfred Berg Kapitalforvaltning AS 9,221,242 0.28%
20 Ruffer LLP 8,922,493 0.27%
Source: Data collected by third party, authorised by Equinor, December 2021.
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

Equinor, Annual Report on Form 20-F 2021

5.2
Use and reconciliation of non-GAAP financial measures
Since 2007, Equinor has been preparing the Consolidated financial statements in accordance with International Financial

Reporting
Standards (IFRS) as adopted by the European union (EU) and as issued by the International Accounting Standards

Board. IFRS has
been applied consistently to all periods presented in the 2021 Consolidated financial statements.
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
employed ratio adjusted
b)

Return on average capital

employed (ROACE)
c)

Organic capital expenditures
d)

Free cashflow and organic free cashflow
e)

Adjusted earnings and adjusted earnings after tax
f)

Total shareholder return (TSR)
g)

Gross capital expenditure (gross capex)
a) Net debt to capital employed ratio
In Equinor’s view, net debt ratio provides a more informative picture of Equinor’s financial strength than gross interest-bearing financial
debt. Three different net debt ratios are provided below; 1) net debt to capital employed ratio, 2)

net debt to capital employed ratio
adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.
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

Equinor, Annual Report on Form 20-F 2021

Calculation of capital employed and net debt to capital

employed ratio
For the year ended 31 December
(in USD million) 2021 2020 2019
Shareholders' equity 39,010 33,873 41,139
Non-controlling interests 14 19 20
Total equity A 39,024 33,892 41,159
Current finance debt 6,386 5,777 4,087
Non-current finance debt 29,854 32,338 24,945
Gross interest-bearing debt B 36,239 38,115 29,032
Cash and cash equivalents 14,126 6,757 5,177
Current financial investments 21,246 11,865 7,426
Cash and cash equivalents and current financial investment C 35,372 18,621 12,604
Net interest-bearing debt before adjustments B1 = B-C 867 19,493 16,429
Other interest-bearing elements

1)
2,369 627 790
Net interest-bearing debt adjusted, including lease

liabilities
B2 3,236 20,121 17,219
Lease liabilities 3,562 4,405 4,339
Net interest-bearing debt adjusted B3 (326) 15,716 12,880
Calculation of capital employed:
Capital employed A+B1 39,891 53,385 57,588
Capital employed adjusted, including lease liabilities A+B2 42,259 54,012 58,378
Capital employed adjusted
3)
A+B3 38,697 49,608 54,039
Calculated net debt to capital employed
Net debt to capital employed (B1)/(A+B1) 2.2% 36.5% 28.5%
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) 7.7% 37.3% 29.5%
Net debt to capital employed adjusted 3) (B3)/(A+B3) (0.8%) 31.7% 23.8%
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
ROACE was 22,7% in 2021, compared to 1,8% in 2020 and 12.0% in 2019. The change from

2020 is mainly due to increase in
adjusted earnings after tax.

Equinor, Annual Report on Form 20-F 2021

Calculated ROACE based on Adjusted earnings after

tax and capital employed adjusted

For the year ended 31 December
(in USD million, except percentages)
2021 2020 2019
Adjusted earnings after tax (A) 10,042 924 4,925
Average capital employed adjusted (B) 44,153 51,823 54,637
Calculated ROACE based on Adjusted earnings

after tax and capital employed adjusted (A/B)
22.7% 1.8% 9.0%
c) Organic capital expenditures
Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 4 Segments to the
Consolidated financial statements, amounted to USD 8.5 billion in 2021.
Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant
different cash flow pattern.
In 2021, a total of USD 0.4 billion were excluded from the organic capital expenditures. Among items excluded from the organic
capital expenditure in 2021 were acquisition of 100% interest in Polish onshore renewables developer Wento and additions of Right of
Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 8.1 billion.
In 2020, capital expenditures were USD 9.8 billion as per note 4 Segments to the Consolidated financial statements. A total of USD
2.0 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2020
were acquisition of 30% interest in the Bandurria Sur onshore block in Argentina, acquisition of a 49% share in LLC KrasGeoNaC in
Russia, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 7.8 billion.
d) Free cash flow
Free cash flow includes the following line items in the Consolidated statement of cash flows:

Cash flows provided by operating
activities before taxes paid and working capital items (USD 42.0 billion), taxes paid (negative USD

8.6 billion), cash used in business
combinations (USD 0.1 billion), capital expenditures and investments (negative USD 8.0 billion), (increase)/decrease in other items
interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 1,9 billion), dividend paid (negative

USD 1.8
billion) and share buy-back (negative USD 0,3 billion), resulting in a free cash flow of USD

25 billion in 2021.
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
●
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
●
Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There

Equinor, Annual Report on Form 20-F 2021

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
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to
our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.
●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold
●
Eliminations (Internal unrealised profit on inventories:): Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings
●
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
●
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

Equinor, Annual Report on Form 20-F 2021

Calculation of adjusted earnings after tax For the year ended 31 December
(in USD million) 2021 2020 2019
Net operating income 33,663 (3,423) 9,299
Total revenues and other income (1,836) 90 (1,022)
Changes in fair value of derivatives (146) 2 (291)
Periodisation of inventory hedging effect 49 224 306
Impairment from associated companies 4 3 23
Over-/underlift (125) (130) 166
Gain/loss on sale of assets (1,561) (9) (1,227)
Provisions (57)

-

-
Purchases [net of inventory variation] 230 (168) 508
Operational storage effects (231) 127 (121)
Eliminations 461 (296) 628
Operating and administrative expenses

(11) 378 619
Over-/underlift 23 70 (32)
Other adjustments (43) 1 -
Change in accounting policy
1)
- - 123
Gain/loss on sale of assets 47 23 43
Provisions (37) 285 485
Depreciation, amortisation and impairment 1,288 5,715 3,429
Impairment 2,963 5,934 3,549
Reversal of impairment (1,675) (218) (120)
Exploration expenses 152 1,345 651
Impairment 175 1,397 651
Reversal of impairment (22) (63) -
Provisions - 11 -
Sum of adjustments to net operating income (177) 7,361 4,185
Adjusted earnings 33,486 3,938 13,484
Tax on adjusted earnings (23,445) (3,014) (8,559)
Adjusted earnings after tax 10,042 924 4,925
1) Change in accounting policy for lifting imbalances.
f) Total

shareholder return (TSR)
Total

shareholder return (TSR) is the sum of a share’s price growth and dividends for the same period,

divided by the share price at
beginning of period.
g) Gross capital expenditure (gross capex)
Renewables (REN) and low-carbon solutions’ (LCS) share of gross capex is calculated as gross capex to REN and LCS defined
as investments prior to project financing, divided by total organic capex (including REN and LCS gross capex).

Equinor, Annual Report on Form 20-F 2021

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
See also note 10 Income taxes and note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated
financial statements.

Equinor, Annual Report on Form 20-F 2021

5.7 Terms

and abbreviations
Organisational abbreviations

●

ADS – American Depositary Share
●

ADR – American Depositary Receipt
●

ACG - Azeri-Chirag-Gunashli
●

AFP - Agreement-based early retirement plan
●

AGM - Annual general meeting
●

ARO - Asset retirement obligation
●

BTC - Baku-Tbilisi-Ceyhan pipeline
●

CAPEX – capital expenditure
●

CCS - Carbon capture and storage
●

CLOV - Cravo, Lirio, Orquidea and Violeta
●

CO
2

- Carbon dioxide
●

CO
2
e - Carbon dioxide equivalent
●

DKK - Danish Krone
●

D&W - Drilling and Well
●

EEA - European Economic Area
●

EFTA - European Free Trade Association
●

EMTN - Euro medium-term note
●

EPI - Exploration & Production International
●

EPN - Exploration & Production Norway
●

EPUSA - Exploration & Production USA
●

EU - European Union
●

EU ETS - EU Emissions Trading System
●

EUR - Euro
●

EXP - Exploration
●

FPSO - Floating production, storage and offload vessel
●

GAAP - Generally accepted accounting principles
●

GBP - British Pound
●

GDP - Gross domestic product
●

GHG - Greenhouse gas
●

GSB - Global Strategy & Business Development
●

HSE - Health, safety and environment
●

IASB - International Accounting Standards Board
●

ICE - Intercontinental Exchange
●

IFRS - International Financial Reporting Standards
●

IOGP - The International Association of Oil & Gas Producers
●

IOR - Improved oil recovery
●

LCOE - Levelised Cost of Energy
●

LNG - Liquefied natural gas
●

LPG - Liquefied petroleum gas
●

MMP - Marketing, Midstream & Processing
●

MPE - Norwegian Ministry of Petroleum and Energy
●

NCS - Norwegian continental shelf
●

NES – New Energy Solutions
●

NGL – Natural gas liquids
●

NIOC - National Iranian Oil Company
●

NOK - Norwegian kroner
●

NOx- Nitrogen oxide
●

NYSE – New York stock exchange
●

OECD - Organisation of Economic Co-Operation and

Development
●

OML - Oil mining lease
●

OPEC - Organization of the Petroleum Exporting

Countries
●

OPEX – Operating expense
●

OSE – Oslo stock exchange
●

OTC - Over-the-counter
●

OTS - Oil trading and supply department
●

PDO - Plan for development and operation
●

PDP - Projects, Drilling and Procurement
●

PIO - Plan for installation and operation
●

PSA - Production sharing agreement
●

PSC – Production sharing contract
●

PSVM - Plutão, Saturno, Vênus and Marte
●

R&D - Research and development

Equinor, Annual Report on Form 20-F 2021

●

REN - Renewables
●

ROACE - Return on average capital employed
●

RRR - Reserve replacement ratio
●

SDFI - Norwegian State's Direct Financial Interest
●

SEC - Securities and Exchange Commission
●

SEK - Swedish Krona
●

SG&A - Selling, general & administrative
●

SIF - Serious Incident Frequency
●

TDI - Technology,

Digital & Innovation
●

TRIF - Total recordable injuries per million hours worked
●

TSP - Technical service provider
●

TSR - Total shareholder return
●

UKCS - UK continental shelf
●

US - United States of America
●

USD - United States dollar
●

YPF - Yacimientos Petrolíferos Fiscales S.A
Metric abbreviations etc.
●

bbl - barrel
●

mbbl - thousand barrels
●

mmbbl - million barrels
●

boe - barrels of oil equivalent
●

mboe - thousand barrels of oil equivalent
●

mmboe - million barrels of oil equivalent
●

mmmcf - million cubic feet
●

mmBtu - million british thermal units
●

mcm - thousand cubic metres
●

mmcm - million cubic metres
●

bcm - billion cubic metres
●

km - kilometre
●

one billion - one thousand million
●

MW - megawatt
●

GW – gigawatt
●

TW – terawatt
Equivalent measurements are based upon
●

1 barrel equals 0.134 tonnes of oil (33 degrees

API)
●

1 barrel equals 42 US gallons
●

1 barrel equals 0.159 standard cubic metres
●

1 barrel of oil equivalent equals 1 barrel

of crude oil
●

1 barrel of oil equivalent equals 159 standard

cubic metres of natural gas
●

1 barrel of oil equivalent equals 5,612 cubic

feet of natural gas
●

1 barrel of oil equivalent equals 0.0837 tonnes

of NGLs
●

1 billion standard cubic metres of natural gas equals

1 million standard cubic metres of oil equivalent
●

1 cubic metre equals 35.3 cubic feet
●

1 kilometre equals 0.62 miles
●

1 square kilometre equals 0.39 square miles
●

1 square kilometre equals 247.105 acres
●

1 cubic metre of natural gas equals 1 standard

cubic metre of natural gas
●

1,000 standard cubic meter gas equals 1 standard

cubic meter oil equivalent
●

1,000 standard cubic metres of natural gas equals

6.29 boe
●

1 standard cubic foot equals 0.0283 standard

cubic metres
●

1 standard cubic foot equals 1000 British thermal units

(btu)
●

1 tonne of NGLs equals 1.9 standard

cubic metres of oil equivalent
●

1 degree Celsius equals minus 32 plus five-ninths of

the number of degrees Fahrenheit
Miscellaneous terms
●

Appraisal well: A well drilled to establish the extent

and the size of a discovery
●

Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished

from fossil fuels, which
are derived from long dead biological material
●

BOE (barrels of oil equivalent): A measure

to quantify crude oil, natural gas liquids and natural

gas amounts using the same basis.
Natural gas volumes are converted to barrels on

the basis of energy content
●

Condensates: The heavier natural gas components,

such as pentane, hexane, iceptane and so

forth, which are liquid under atmospheric
pressure – also called natural gasoline or

naphtha
●

Crude oil, or oil: Includes condensate and natural

gas liquids

Equinor, Annual Report on Form 20-F 2021

●

Development: The drilling, construction, and related activities following discovery that are necessary to

begin production of crude oil and
natural gas fields
●

Downstream: The selling and distribution of products derived from upstream activities
●

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
●

Heavy oil: Crude oil with high viscosity (typically

above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a
gravity below 22.3° API. In addition to high viscosity

and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios,
high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers
●

High grade: Relates to selectively harvesting goods,

to cut the best and leave the rest. In reference

to exploration and production this
entails strict prioritisation and sequencing of drilling

targets
●

Hydro: A reference to the oil and energy

activities of Norsk Hydro ASA, which merged with

Equinor ASA
●

IOR (improved oil recovery): Actual measures resulting

in an increased oil recovery factor from

a reservoir as compared with the
expected value at a certain reference point in time. IOR

comprises both of conventional and emerging

technologies
●

Liquids: Refers to oil, condensates and NGL
●

LNG (liquefied natural gas): Lean gas - primarily methane

- converted to liquid form through refrigeration

to minus 163 degrees Celsius
under atmospheric pressures
●

LPG (liquefied petroleum gas): Consists primarily

of propane and butane, which turn liquid under

a pressure of six to seven atmospheres.
LPG is shipped in special vessels
●

Midstream: Processing, storage, and transport of crude

oil, natural gas, natural gas liquids and

sulphur
●

Naphtha: inflammable oil obtained by the dry distillation

of petroleum
●

Natural gas: Petroleum that consists principally of

light hydrocarbons. It can be divided into 1)

lean gas, primarily methane but often
containing some ethane and smaller quantities of

heavier hydrocarbons (also called sales gas) and

2) wet gas, primarily ethane, propane
and butane as well as smaller amounts of

heavier hydrocarbons; partially liquid under

atmospheric pressure
●

NGL (natural gas liquids): Light hydrocarbons mainly

consisting of ethane, propane and butane which

are liquid under pressure at normal
temperature
●

Oil sands: A naturally occurring mixture of bitumen,

water, sand, and clay. A heavy viscous form of crude oil
●

Oil and gas value chains: Describes the value that

is being added at each step from 1) exploring;

2) developing; 3) producing; 4)
transportation and refining; and 5) marketing and

distribution
●

Oslo Børs: Oslo stock exchange (OSE)
●

Peer group: Equinor’s peer group consists

of Equinor, bp, Chevron, ConocoPhilips, Eni, ExxonMobil, Galp, Lundin,

Repsol, Shell,
TotalEnergies and Ørsted.
●

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
●

Proved reserves: Reserves claimed to have a

reasonable certainty (normally at least 90% confidence)

of being recoverable under
existing economic and political conditions and using

existing technology. They are the only type the US Securities and Exchange
Commission allows oil companies to report
●

Refining reference margin: Is a typical average

gross margin of our two refineries, Mongstad

and Kalundborg. The reference margin will
differ from the actual margin, due to variations in type

of crude and other feedstock, throughput, product

yields, freight cost, inventory etc
●

Rig year: A measure of the number of equivalent

rigs operating during a given period. It is

calculated as the number of days rigs are
operating divided by the number of days in

the period
●

Storting: the Norwegian Parliament
●

TSR: Total shareholder return
●

Upstream: Includes the searching for potential underground

or underwater oil and gas fields, drilling of

exploratory wells, subsequent
operating wells which bring the liquids and or

natural gas to the surface
●

VOC (volatile organic compounds): Organic chemical

compounds that have high enough vapour pressures

under normal conditions to
significantly vaporise and enter the earth's atmosphere (e.g.

gasses formed under loading and offloading of

crude oil)

Equinor, Annual Report on Form 20-F 2021

5.8 Forward-looking statements
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

All statements other
than statements of historical fact, including; the commitment to develop as a broad energy company; the ambition to reduce net
group-wide greenhouse gas emissions by 50% by 2030 and to be a net-zero energy company by

2050; our aim to decarbonise oil and
gas, industrialise offshore wind and hydrogen, and provide commercial carbon capture and storage; our ambition to develop low
carbon solutions and value chains

and attain a leadership position in the European CCS market with a market share above 25%; our
expectations with respect to net carbon intensity, carbon efficiency, methane emissions and flaring reductions, renewable energy capacity and carbon-neutral global operations; our internal carbon price for investment decisions; future levels of, and expected value
creation from, oil and gas production, scale and composition of the oil and gas portfolio, development of CCUS and hydrogen
businesses and use of offset mechanisms; production cuts, including their impact on the level and timing of our production; plans to
develop fields; market outlook and future economic projections and assumptions, including commodity price assumptions; organic
capital expenditures through 2022; our intention to optimise and mature our portfolio; future worldwide economic trends and market
conditions; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and
strategy; expectations related to production levels, unit production cost, investment, exploration activities,

discoveries and
development in connection with our transactions and projects in Angola, Argentina, Azerbaijan, Brazil,

Canada, the Gulf of Mexico, the
NCS, the North Sea, Russia, Tanzania, the United Kingdom and the United States; our intention to exit our Russian joint ventures;
with respect to the Covid-19 pandemic and its impacts, consequences and risks; our response to the Covid-19 pandemic, including
measures to protect people, operations and value creation, operating costs and assumptions;

future credit ratings; employee training
and KPIs; plans to redesign the CHP; completion and results of acquisitions, disposals and other contractual arrangements and
delivery commitments; recovery factors and levels; future margins; future levels or development of capacity, reserves or resources;
planned turnarounds and other maintenance activity; plans for renewables production capacity and the balance between oil and
renewables production; oil and gas volume growth, including for volumes lifted and sold to equal entitlement production; estimates
related to production and development, forecasts, reporting levels and dates; operational expectations, estimates,

schedules and
costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand ;
processes related to human rights laws; corporate structure and organizational policies; technological innovation,

implementation,
position and expectations; expectations regarding board composition, remuneration; our goal of safe and efficient operations;
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

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members the pressure on US shale oil companies from their
shareholders to use their higher cashflow to pay debt and dividends rather than increase drilling and production and the uncertainty
regarding demand created by the Covid-19 pandemic; Russia’s invasion of Ukraine and our subsequent decision to stop new
investments into Russia; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive
renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules, travel restrictions,
manpower shortage, supply chain disruptions and social distancing requirements triggered by the

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

Equinor, Annual Report on Form 20-F 2021

We use certain terms in this document, such as “resource” and “resources” that the SEC’s rules prohibit us from including in our filings
with the SEC. U.S. investors are urged to closely consider the disclosures in our Form

20-F,

SEC File No. 1-15200. This form is
available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov
.

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

Equinor, Annual Report on Form 20-F 2021

5.9 Signature page
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised
the undersigned to sign this annual report on its behalf.
EQUINOR ASA
(Registrant)
By:

/s/ ULRICA FEARN
Name:

Ulrica Fearn
Title:

Executive Vice President and Chief Financial Officer
Dated: 18 March 2022

Equinor, Annual Report on Form 20-F 2021

5.10 Exhibits
The following exhibits are filed as part of this

annual report:
Exhibit no Description
Exhibit 1
Articles of Association of Equinor ASA, as amended, effective from 14 May 2020 (English translation) (incorporated by reference to Exhibit 1 of Equinor ASA’s 2020 Form 20-F (File no.
001-15200) filed with the Commission on March 19, 2021).
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
Exhibit 2.5
Amended and Restated Agency Agreement, dated as of 13 May 2020, by and among Equinor
ASA, as Issuer, Equinor Energy AS, as Guarantor, the Bank of New York Mellon, as Agent
and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.5 of Equinor ASA’s 2020 Form 20-F (File no. 001-15200) filed with the Commission on March
19, 2021).
Exhibit 2.6
Deed of Covenant, dated as of 13 May 2020, of Equinor ASA in respect of a €20,000,000
Euro Medium Term Notes Programme. (incorporated by reference to Exhibit 2.6 of Equinor
ASA’s 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 2.7
Deed of Guarantee, dated as of 13 May 2020, of Equinor Energy AS in respect of a
€20,000,000 Euro Medium Term Notes Programme (incorporated by reference to Exhibit 2.7 of Equinor ASA’s 2020 Form 20-F (File no. 001-15200) filed with the Commission on March
19, 2021).
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
Exhibit 4(c)
Employment agreement with Anders Opedal as of 9 August 2020 (incorporated by reference to Exhibit 4(c) of Equinor ASA’s 2020 Form 20-F (File no. 001-15200) filed with the
Commission on March 19, 2021).
Exhibit 8
Subsidiaries (see Significant subsidiaries included in section 2.9 Corporate in this annual
report).
Exhibit 11
Code of Conduct.
Exhibit 12.1
Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2
Rule 13a-14(a) Certification of the Chief Financial Officer.
Exhibit 13.1
Rule 13a-14(b) Certification of the Chief Executive Officer.
1
)
Exhibit 13.2
Rule 13a-14(b) Certification of Chief Financial Officer.
1
)
Exhibit 15(a)(i)
Consent of EY AS.
Exhibit 15(a)(ii)
Consent of DeGolyer and MacNaughton.
Exhibit 15(a)(iii)
Report of DeGolyer and MacNaughton.
Exhibit 17
List of Guarantor Subsidiaries
Exhibit 101 Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)).
Submitted electronically with the Annual report on Form 20-F.
Exhibit 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
1) Furnished only.

Equinor, Annual Report on Form 20-F 2021

The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other
than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated
basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

Equinor, Annual Report on Form 20-F 2021

5.11

Cross reference to Form 20-F
Sections
Item 1.
Identity of Directors, Senior Management

and Advisers
N/A
Item 2. Offer Statistics and Expected Timetable N/A
Item 3. Key Information
A. [Reserved] N/A
B. Capitalisation and Indebtedness N/A
C. Reasons for the Offer and Use of Proceeds N/A
D. Risk Factors 2.13 (Risk review—Risk factors)
Item 4. Information on the Company
A. History and Development of the Company
2021 Highlights; About the Report; 2.1 (Strategy

and market
overview); 2.2 (Business overview);

2.3 (Exploration &
Production Norway (E&P Norway)); 2.4 (Exploration

&
Production International (E&P International));

2.5 (Exploration
& Production USA (E&P USA)); 2.6 (Marketing,

Midstream &
Processing (MMP)); 2.7 (Renewables

(REN)); 2.8 (Other
group); 2.12 (Liquidity and Capital Resources—Investments);
3.1 (Implementation and Reporting); note 4

(Acquisitions and
disposals) to 4.1 (Consolidated financial

statements of the
Equinor Group)
B. Business Overview
2.1 (Strategy and market overview);

2.2 (Business overview);
2.3 (Exploration & Production Norway (E&P

Norway)); 2.4
(Exploration & Production International (E&P

International));
2.5 (Exploration & Production USA (E&P

USA)); 2.6
(Marketing, Midstream & Processing (MMP));

2.7 (Renewables
(REN)); 2.8 (Other group); 2.9 (Corporate)
C. Organisational Structure 2.2 (Business overview—Corporate structure—Segment reporting); 2.9 (Corporate—Subsidiaries and

properties)
D. Property, Plants and Equipment
2.3 (Exploration & Production Norway (E&P

Norway)); 2.4
(Exploration & Production International (E&P

International));
2.5 (Exploration & Production USA (E&P

USA)); 2.6
(Marketing, Midstream & Processing (MMP));

2.7 (Renewables
(REN)); 2.8 (Other group); 2.9 (Corporate—Subsidiaries

and
properties); 2.12 (Liquidity and capital resources—
Investments); notes 11 (Property, plant and equipment) and 23
(Leases) to 4.1 (Consolidated financial

statements of the
Equinor Group)
Oil and Gas Disclosures 2.10 (Operational performance)
Item 4A. Unresolved Staff Comments None
Item 5. Operating and Financial Review and Prospects
The discussion does not address certain items

in respect of
2019.

A discussion of such items may be found

in the Annual
Report on Form 20-F for the year ended

December 31, 2020,
filed with the SEC on March 19, 2021
A. Operating Results
2.9 (Corporate—Applicable laws and regulations);

2.11
(Financial review); 2.13 (Risk review—Liquidity, market and
financial risks—Foreign exchange, —Financial

risk)
B. Liquidity and Capital Resources
2.12 (Liquidity and capital resources);

2.13 (Risk review—
Market, financial and liquidity risks); notes

2 (Significant
accounting policies—Derivative financial

instruments), 6
(Financial risk and capital management), 16

(Trades and other
receivables), 17 (Cash and cash equivalents),

19 (Finance
debt) and 24 (Other commitments, contingent

liabilities and
contingent assets) to 4.1 (Consolidated financial

statements of
the Equinor Group)
C. Research and development, Patents and

Licences, etc.
2.2 (Business overview—Research and development);

note 8
(Other expenses) to 4.1 (Consolidated

financial statements of
the Equinor Group)
D. Trend Information passim
E. Critical Accounting Estimates
4.1 (Consolidated financial statements of

the Equinor Group)
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management 3.5 (Board of directors); 3.6 (Management)

Equinor, Annual Report on Form 20-F 2021

B. Compensation
3.7 (Compensation to governing bodies);

notes 7
(Remuneration) and 20 (Pensions) to 4.1 (Consolidated
financial statements of the Equinor Group)
C. Board Practices
3.4 (Corporate Assembly); 3.5 (Board of

directors); 3.6
(Management)
D. Employees 2.15 (Our people)
E. Share Ownership
3.8 (Share ownership); note 7 (Remuneration)

to 4.1
(consolidated financial statements of the

Equinor Group); 5.1
(Shareholder information—Shares purchased by

the issuer—
Equinor’s share savings plan)
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders 5.1 (Shareholder information—Major shareholders)
B. Related Party Transactions
2.9 (Corporate—Related party transactions);

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
Financial Information for Subsidiary Guarantors
2.12 (Liquidity and Capital Resources—Summarized

financial
information related to guaranteed debt securities)
Item 9. The Offer and Listing
A. Offer and Listing Details 5.1 (Shareholder information)
B. Plan of Distribution N/A
C. Markets 5.1 (Shareholder Information)
D. Selling Shareholders N/A
E. Dilution N/A
F. Expenses of the Issue N/A
Item 10. Additional Information
A. Share Capital N/A
B. Memorandum and Articles of Association
2.13 (Risk review—Risks related to state

ownership); 3.1
(Introduction—Articles of association);

3.2 (General meeting of
shareholders); 5.1 (Shareholder information);

note 18
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
H. Documents On Display About the Report
I. Subsidiary Information N/A
Item 11.
Quantitative and Qualitative Disclosures

About Market Risk
2.13 (Risk review); notes 6 (Financial risk

and capital
management) and 26 (Financial instruments:

fair value
measurement and sensitivity analysis of

market risk) to 4.1
(Consolidated financial statements of the Equinor

Group)
Item 12.
Description of Securities Other than Equity

Securities
A. Debt Securities N/A
B. Warrants and Rights N/A
C. Other Securities N/A
D. American Depositary Shares
Exhibit 2.1 (Description of securities registered

under Section
12 of the Exchange Act); 5.1 (Shareholder information—
Equinor ADR programme fees)
Item 13. Defaults, Dividend Arrearages and Delinquencies None

Equinor, Annual Report on Form 20-F 2021

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