Form 20-F/A
period 2021-12-31
EQUINOR ASA
filed 2022-03-18
CIK 1140625

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

Yes

☒
 No

Equinor, Annual Report on Form 20-F 2021

EXPLANATORY

NOTE
The sole purpose of this Amendment No. 1 to Equinor ASA’s Annual report on Form 20-F for the fiscal year ended
December 31, 2021 (the “Form 20-F”), filed with the Securities and Exchange Commission on March 18, 2022 is
to add conformed signatures to and refile Exhibits 12.1, 12.2, 13.1 and 13.2.
No changes have been made to the Form 20-F other than those described above. This Amendment No. 1 to the
Form 20-F speaks as of the original filing date of the Form 20-F and does not modify or update in any way disclosures made in the Form 20-F.
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