Form 20-F
period 2022-12-31
EQUINOR ASA
filed 2023-03-23
CIK 1140625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
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
Torgrim Reitan
Chief Financial Officer
Equinor ASA
Forusbeen 50
,
N-4035
Stavanger
,
Norway
Telephone No.: 011-
47
-
5199-0000
Fax No.: 011-47-
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
3,121,942,270
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
☒
Yes

☐
No
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
Large accelerated filer

☒
Accelerated filer

☐
Non-accelerated filer

☐
Emerging growth company

☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if
the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act

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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).

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
☐
Yes

☒

No

TABLE OF CONTENTS
INTRODUCTION
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.

Directors and Senior Management
B.

Advisers
C.

Auditors
ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE
A.

Offer Statistics
B.

Method and Expected Timetable
ITEM 3.

KEY INFORMATION
A.

[Reserved]
B.

Capitalization and Indebtedness
C.

Reason for the Offer and Use of Proceeds
D.

Risk Factors
ITEM 4.

INFORMATION ON THE COMPANY
A.

History and Development of the Company
B.

Business Overview
C.

Organizational Structure
D.

Property, Plant and Equipment
ITEM 4A.

UNRESOLVED STAFF COMMENTS
ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.

Operating Results
B.

Liquidity and capital resources
C.

Research and development, Patents and Licences, etc.
D.

Trend information
E.

Critical Accounting Estimates
ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.

Directors and Senior Management
B.

Compensation
C.

Board Practices
D.

Employees
E.

Share Ownership
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
ITEM 7.

MAJOR SHAREHOLDERS

AND RELATED PARTY

TRANSACTIONS
A.

Major shareholders
B.

Related Party Transactions
C.

Interests of Experts and Counsel
ITEM 8.

FINANCIAL INFORMATION
A.

Consolidated Statements and Other Financial Information
B.

Significant Changes
ITEM 9.

THE OFFER AND LISTING
A.

Offer and Listing Details
B.

Plan of Distribution
C.

Markets
D.

Selling Shareholders
E.

Dilution
F. Expenses of the Issue
ITEM 10. ADDITIONAL INFORMATION
A.

Share Capital
B.

Memorandum and Articles of Association
C.

Material Contracts
D.

Exchange controls

E.

Taxation
F. Dividends and Paying Agents
G.

Statement by Experts
H.

Documents on Display
I.

Subsidiary Information
J.

Annual Report to Security Holders.
ITEM 11. QUANTITATIVE

AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.

Debt Securities
B.

Warrants and Rights
C.

Other Securities
D.

American Depositary Shares
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
ITEM 16G. CORPORATE GOVERNANCE
ITEM 16H. MINE SAFETY DISCLOSURE
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION
Unless otherwise indicated, all references herein to “we”, “our”, the “company”, the “group” or

“Equinor” are references to Equinor ASA
and its consolidated subsidiaries.
This document is our annual report on Form 20-F for the year ended 31 December 2022 (“ 2022 Form 20-F ”). Reference is made to our Norwegian Integrated Annual Report for 2022 which is attached hereto as Exhibit 15.4

(the “
2022 Annual Report ”) and our 2022
Remuneration Report which is attached hereto as exhibit 15.6 (the “2022 Remuneration Report ”). Only (i) the information included in this 2022 Form 20-F, (ii) the information in the 2022 Annual Report and the 2022 Remuneration Report that is incorporated by reference in this 2022 Form 20-F (excluding any page references incorporated in the incorporated material unless specifically noted
otherwise), and (iii) the other exhibits to this 2022 Form 20-F shall be deemed to be filed with the Securities and Exchange
Commission (“ SEC
”) for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on July
10, 2020 (File No. 333-239808), and Registration Statement on Form S-8 filed on February

9, 2022 (File No. 333-262601) and any
other documents filed by us pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2022
Form 20-F. Unless otherwise indicated, references to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information
contained under such subheading. Any other information shall not be deemed to be so incorporated by reference.

In addition to the information set out below, the information set forth under the heading “Terms and abbreviations” in Section 5.9 of
Chapter 5 on pages 327 – 334 of the 2022 Annual Report is incorporated herein by reference.
The 2022 Annual Report contains references to our website (https://www .
equinor.com).

Information on our website or any other
website referenced in the 2022 Annual Report is not incorporated into this document and should not be considered part of this
document.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the
SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
The information about Equinor’s competitive position in this 2022 Form 20-F (including the information in the 2022 Annual Report that
is incorporated by reference herein) is based on several sources such as investment analyst reports, independent market studies, and
internal assessments of market share based on publicly available information about the financial results and performance of market
players.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Since 2007, Equinor has been preparing its audited consolidated financial statements in accordance with

International Financial
Reporting Standards (IFRS) as adopted by the European Union (EU) and as issued by the International

Accounting Standards Board.
IFRS has been applied consistently to all periods in our audited consolidated financial statements as of 31 December 2022 and 2021,
and for the three years ended 31 December 2022 included in this 2022 Form 20-F (the “Consolidated financial statements”).
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or
included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e,
IFRS in the case of Equinor). The following financial measures included in this 2022 Form 20-F may be considered non-GAAP
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
The calculation is based on gross interest-bearing financial debt in the balance sheet and excludes cash, cash equivalents and
current financial investments. Certain adjustments are made, e.g. collateral deposits classified as cash and cash equivalents in the
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
Forward-looking net debt to capital employed ratio adjusted, including lease liabilities included in this 2022 Form 20-F is not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from IFRS
measures used to determine net debt to capital employed ratio adjusted, including lease liabilities cannot be predicted with reasonable
certainty.

Calculation of capital employed and net debt to capital

employed ratio
For the year ended 31 December
(in USD million) 2022 2021 2020
Shareholders' equity 53,988 39,010 33,873
Non-controlling interests 1 14 19
Total equity A 53,989 39,024 33,892
Current finance debt and lease liabilities 5,617 6,386 5,777
Non-current finance debt and lease liabilities 26,551 29,854 32,338
Gross interest-bearing debt B 32,168 36,239 38,115
Cash and cash equivalents 15,579 14,126 6,757
Current financial investments 29,876 21,246 11,865
Cash and cash equivalents and current financial investment C 45,455 35,372 18,621
Net interest-bearing debt before adjustments B1 = B-C (13,288) 867 19,493
Other interest-bearing elements

1)
6,538 2,369 627
Net interest-bearing debt adjusted, including lease

liabilities
B2 (6,750) 3,236 20,121
Lease liabilities 3,668 3,562 4,405
Net interest-bearing debt adjusted B3 (10,417) (326) 15,716
Calculation of capital employed:
Capital employed A+B1 40,701 39,891 53,385
Capital employed adjusted, including lease liabilities A+B2 47,239 42,259 54,012
Capital employed adjusted A+B3 43,571 38,697 49,608
Calculated net debt to capital employed
Net debt to capital employed (B1)/(A+B1) (32.6%) 2.2% 36.5%
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) (14.3%) 7.7% 37.3%
Net debt to capital employed adjusted (B3)/(A+B3) (23.9%) (0.8%) 31.7%
1)
Other interest-bearing elements are cash and

cash equivalents adjustments regarding collateral

deposits classified as cash and cash

equivalents in the Consolidated balance sheet but

considered as non-cash in the non-GAAP calculations

as well as financial investments
in Equinor Insurance AS classified as current financial

investments.
b) Return on average capital employed (ROACE)
ROACE is defined as adjusted earnings after tax divided by average capital employed adjusted. For a reconciliation for adjusted
earnings after tax, see e) later in this section. Average capital employed adjusted at 31 December 2022 is calculated as the average
of the capital employed adjusted at 31 December 2022 and at 31 December 2021 as presented in the table Calculation of capital
employed and net debt to capital employed ratio section a).
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
Forward-looking ROACE included in this 2022 Form 20-F is not reconcilable to its most directly comparable IFRS measure without
unreasonable efforts, because the amounts excluded from IFRS measures used to determine ROACE cannot be predicted with
reasonable certainty.

Calculated ROACE based on IFRS 31 December
(in USD million, except percentages)
2022 2021
Net income/(loss) A 28,744 8,576
Average total equity 1 46,506 36,458
Average current finance debt and lease liabilities 6,001 6,081
Average non-current finance debt and lease liabilities 28,202 31,096
- Average cash and cash equivalents (14,853) (10,442)
- Average current financial investments (25,561) (16,555)
Average net-interest bearing debt 2 (6,210) 10,180
Average capital employed B = 1+2 40,296 46,638
Calculated ROACE based on Net income/loss and

capital employed
A/B 71.3% 18.4%
Calculated ROACE based on Adjusted earnings after

tax and capital employed adjusted

31 December
(in USD million, except percentages)
2022 2021
Adjusted earnings after tax A 22,691 10,042
Average capital employed adjusted B 41,134 44,153
Calculated ROACE based on Adjusted earnings

after tax and capital employed adjusted
A/B 55.2% 22.7%
c) Organic capital expenditures
Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 5 Segments to the
Consolidated financial statements, amounted to USD 10.0 billion in 2022.
Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other
investments with significant different cash flow patterns. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor’s investments in maintenance and development of the company’s assets.
In 2022, a total of USD 1.9 billion was excluded in the organic capital expenditures. Among items excluded were additions of Right of
Use (RoU) assets related to leases and acquisition of Triton Power in UK, certain Statfjord licence shares and US based battery
storage developer East Point Energy, resulting in organic capital expenditure of USD 8.1 billion.
In 2021, a total of USD 0.4 billion was excluded in the organic capital expenditures. Among items excluded were acquisition of 100%
interest in Polish onshore renewables developer Wento and additions of Right of Use (RoU) assets related to leases, resulting in
organic capital expenditure of USD 8.1 billion.
Forward-looking organic capital expenditures included in this 2022 Form 20-F are not reconcilable to the most directly comparable
IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital
expenditures cannot be predicted with reasonable certainty.
d) Free cash flow
Free cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available
for debt servicing and distribution to shareholders. However, free cash flow is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this 2022 Form

20-F.

Our definition of free
cash flow is limited and does not represent residual cash flows available for discretionary expenditures.
The following table provides a reconciliation of Free cash flow to Cash flows provided by operating activities before taxes paid and
working capital items, the most directly comparable financial measure presented in accordance with IFRS, as of the dates indicated:

Free cash flow
(in USD billion) 2022 2021
Cash flows provided by operating activities before taxes paid and working capital items

83.6

42.0

Taxes paid

(43.9)

(8.6)
Capital expenditures and investments

(8.6)

(8.2)
Proceeds from sale of assets and businesses

1.0

1.9

Free cash flow before capital distribution

32.1

27.1

Dividend paid

(5.4)

(1.8)
Share buy-back

(3.3)

(0.3)
Free cash flow

23.4

25.0

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
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and net impairments line items
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
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other
items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period
Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in reporting segments and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and
the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in
adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In
addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after
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

Items impacting net operating income/(loss) in the
full year of 2022 Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Total revenues

and other income

150,806

75,930

7,431

5,523

148,105

185

(86,367)
Adjusting items

(896)

(487)

185

-

(506)

(110)

22

Changes in fair value of derivatives

(207)

(263)

205

-

(149)

-

-

Periodisation of inventory hedging effect

(349)

-

-

-

(349)

-

-

Impairment from associated companies

1

-

-

-

-

1

-

Over-/underlift

510

507

3

-

-

-

-

Other adjustments
1)

(0)

-

(22)

-

-

-

22

Gain/loss on sale of assets

(850)

(731)

-

-

(9)

(111)

(0)
Adjusted total revenues and other income

149,910

75,443

7,616

5,523

147,599

75

(86,345)
Purchases [net of inventory variation]

(53,806)

0

(116)

(0)

(139,916)

-

86,227

Adjusting items

(610)

-

-

-

(33)

-

(577)
Operational storage effects

(33)

-

-

-

(33)

-

-

Eliminations

(577)

-

-

-

-

-

(577)
Adjusted purchases [net of inventory variation]

(54,415)

0

(116)

(0)

(139,949)

-

85,650

Operating and administrative expenses

(10,594)

(3,782)

(1,698)

(938)

(4,591)

(265)

681

Adjusting items

64

(54)

22

6

75

10

5

Over-/underlift

(41)

(54)

13

-

-

-

-

Other adjustments

7

-

2

-

-

-

5

Gain/loss on sale of assets

23

-

7

6

-

10

-

Provisions

75

-

-

-

75

-

-

Adjusted operating and administrative expenses

(10,530)

(3,836)

(1,675)

(933)

(4,516)

(255)

686

Depreciation, amortisation and net impairments

(6,391)

(4,167)

(1,731)

(361)

14

(4)

(142)
Adjusting items

(2,488)

(819)

286

(1,060)

(895)

-

-

Impairment

1,111

3

1,033

-

75

-

-

Reversal of impairment

(3,598)

(821)

(747)

(1,060)

(970)

-

-

Adjusted depreciation, amortisation and net
impairments

(8,879)

(4,986)

(1,445)

(1,422)

(881)

(4)

(142)
Exploration expenses

(1,205)

(366)

(638)

(201)

-

-

-

Adjusting items

59

4

65

(11)

-

-

-

Impairment

85

4

65

15

-

-

-

Reversal of impairment

(26)

-

-

(26)

-

-

-

Adjusted exploration expenses

(1,146)

(361)

(573)

(212)

-

-

-

Net operating income/(loss)

78,811

67,614

3,248

4,022

3,612

(84)

399

Sum of adjusting items

(3,871)

(1,355)

559

(1,065)

(1,360)

(100)

(550)
Adjusted earnings/(loss)

74,940

66,260

3,806

2,957

2,253

(184)

(151)
Tax on adjusted

earnings

(52,250)

(51,373)

(1,248)

(79)

474

14

(38)
Adjusted earnings/(loss) after tax

22,691

14,887

2,558

2,878

2,727

(170)

(189)
1) The adjustment in E&P International and Other is related

to recirculation of currency effects resulting from

exit of equity accounted companies.

Items impacting net operating income/(loss) in the
full year of 2021 Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Total revenues

and other income
1)

90,924

39,386

5,566

4,149

87,393

1,411

(46,980)
Adjusting Items

(1,836)

(339)

43

-

(155)

(1,381)

(4)
Changes in fair value of derivatives

(146)

(145)

36

-

(37)

-

-

Periodisation of inventory hedging effect

49

-

-

-

49

-

-

Impairment from associated companies

4

-

-

-

-

4

-

Over-/underlift

(125)

(194)

69

-

-

-

-

Gain/loss on sale of assets

(1,561)

-

(5)

-

(167)

(1,385)

(4)
Provisions

(57)

-

(57)

-

-

-

-

Adjusted total revenues and other income
1)

89,088

39,047

5,609

4,149

87,238

30

(46,984)
Purchases [net of inventory variation]

(35,160)

(0)

(58)

(0)

(80,873)

(0)

45,771

Adjusting Items

230

-

-

-

(231)

-

461

Operational storage effects

(231)

-

-

-

(231)

-

-

Eliminations

461

-

-

-

-

-

461

Adjusted purchases [net of inventory variation]

(34,930)

(0)

(58)

(0)

(81,104)

(0)

46,232

Operating and administrative expenses 1)

(9,378)

(3,652)

(1,406)

(1,074)

(3,753)

(163)

670

Adjusting Items

(11)

62

(32)

35

(87)

-

12

Over-/underlift

23

55

(32)

-

-

-

-

Other adjustments
2)

(43)

7

-

-

(50)

-

-

Gain/loss on sale of assets

47

-

-

35

-

-

12

Provisions

(37)

-

-

-

(37)

-

-

Adjusted operating and administrative expenses
1)

(9,389)

(3,590)

(1,438)

(1,039)

(3,841)

(163)

682

Depreciation, amortisation and net impairments 1)

(11,719)

(4,900)

(3,321)

(1,734)

(1,604)

(3)

(156)
Adjusting Items

1,288

(1,102)

1,587

69

735

-

-

Impairment

2,963

276

1,836

116

735

-

-

Reversal of impairment

(1,675)

(1,379)

(250)

(47)

-

-

-

Adjusted depreciation, amortisation and net
impairments 1)

(10,431)

(6,002)

(1,734)

(1,665)

(869)

(3)

(156)
Exploration expenses

(1,004)

(363)

(451)

(190)

-

-

0

Adjusting Items

152

7

101

44

-

-

-

Impairment

175

7

101

66

-

-

-

Reversal of impairment

(22)

-

-

(22)

-

-

-

Adjusted exploration expenses

(852)

(356)

(350)

(146)

-

-

0

Net operating income/(loss)
1)

33,663

30,471

329

1,150

1,163

1,245

(695)
Sum of adjusting items

(177)

(1,372)

1,698

147

262

(1,381)

469

Adjusted earnings/(loss) 1)

33,486

29,099

2,028

1,297

1,424

(136)

(227)
Tax on adjusted

earnings

(23,445)

(21,825)

(670)

(16)

(998)

23

40

Adjusted earnings/(loss) after tax 1)

10,042

7,274

1,358

1,281

426

(112)

(187)
1) E&P Norway, E&P International,

MMP and Other segments are restated due to implementation

of IFRS 16 in the segments
2) The adjustment for MMP is related to an insurance settlement.
f) Total

shareholder return (TSR)
Total shareholder return (TSR) is the sum of a share’s price growth and dividends for the same period, divided by the share price at beginning of period.

g) Gross capital expenditure (gross capex)
Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments,

amounted to USD 10.0 billion in
2022 and USD 8.5 billion in 2021 (as referenced in note 5 Segments to the Consolidated financial statements).
Gross capital expenditures are capital expenditures that are adjusted to exclude additions of Right of use assets related to leases (as
referenced in note 12, Property, plant and equipment, to the consolidated financial statements) and to include Equinor’s proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments, within the
REN segment for 2021 and 2022. The calculation of gross capital expenditures excludes additions to right of use assets related to
leases, as management believes that this better reflects the Group's investments in the business to drive growth.
In 2022, a net total adjustment of USD 0.4 billion was excluded, resulting in gross capital expenditures of USD 9.6 billion. In 2021, a
net total adjustment of USD 0.3 billion was included, resulting in gross capital expenditures of USD

8.8 billion.
Forward-looking gross capital expenditures included in this 2022 Form 20-F are not reconcilable to the most directly comparable IFRS
measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital
expenditures cannot be predicted with reasonable certainty.

FORWARD-LOOKING STATEMENTS
This 2022 Form 20-F (including information incorporated

herein from the 2022 Annual Report) contains

certain forward-looking statements that
involve risks and uncertainties, in particular in the

sections incorporated by reference in Item 4

of this 2022 Form 20-F. In some cases, we use
words such as "aim", "ambition", "anticipate", "believe",

"continue", "could", "estimate", "expect", "intend", "likely",

"objective", "outlook", "may",
"plan", "schedule", "seek", "should", "strategy", "target",

"will", "goal" and similar expressions to identify

forward-looking statements. All
statements other than statements of historical fact,

including: the commitment to develop as a broad

energy company and ambition to be a
leading company in the energy transition; ambition

to reach net zero by 2050 and expectations

regarding progress on our energy transition
plan and just transition plan; our ambitions regarding

reduction in operated emissions and net

carbon intensity and allocation of gross capex*
to renewables and low carbon solutions; our ambitions

to decarbonise and maintain value in oil and gas,

industrialise and upscale offshore
wind, industrialise and commercialise carbon capture

and storage and upscale and develop new

value chains in hydrogen; ambition to attain a
leadership position in the European CCS market; aims,

expectations and plans for renewables production

capacity and power generation,
investments in renewables and low-carbon solutions

and the balance between oil and renewables

production; our expectations with respect to
net carbon intensity, operated emissions, carbon and methane intensity and flaring reductions; our internal carbon price

and other financial
metrics for investment decisions; break-even considerations

and targets; aims and expectations regarding

Equinor’s resilience across different
climate scenarios; future levels of, and expected value

creation from, oil and gas production, scale and

composition of the oil and gas portfolio,
and development of CCS and hydrogen businesses;

use of compensation

and offset mechanisms and high-quality carbon sinks; plans

to
develop fields; our intention to optimise and mature

our portfolio; future worldwide economic

trends, market outlook and future economic
projections and assumptions, including commodity

price assumptions; expectations and plans regarding

capital expenditures; future financial
performance, including cash flow, liquidity and return on average capital employed (ROACE)*; expectations regarding

cash flow and returns
from our oil and gas portfolio and renewable

projects; organic capital expenditures through 2026;

expectations and estimates regarding
production and execution of projects; the ambition

to keep unit of production cost in the top quartile

of our peer group; scheduled maintenance
activity and the effects thereof on equity production; business strategy and competitive position; sales, trading

and market strategies; research
and development initiatives and strategy, including ambitions regarding allocation of research and development capital

towards renewables
and low carbon-solutions; expectations related to production levels, unit production cost, investment, exploration

activities, discoveries and
development in connection with our ongoing transactions

and projects; our ambitions, expectations and

plans regarding diversity and inclusion
and employee training; plans and expectations regarding

completion and results of acquisitions, disposals and

other contractual arrangements
and delivery commitments; plans, ambitions and expectations

regarding recovery factors and levels, future margins and

future levels or
development of capacity, reserves or resources; planned turnarounds and other maintenance activity; expectations regarding oil and

gas
volume growth, including for volumes lifted and sold

to equal entitlement production; estimates related

to production and development,
forecasts, reporting levels and dates; operational expectations,

estimates, schedules and costs; expectations relating

to licences and leases;
oil, gas, alternative fuel and energy prices, volatility, supply and demand; plans and expectations regarding processes related

to human rights
laws, corporate structure and organizational policies;

technological innovation, implementation, position

and expectations; expectations
regarding role and composition of the board and

our remuneration policies; our goal of

safe and efficient operations; effectiveness of our
internal policies and plans; our ability to manage

our risk exposure, our liquidity levels and

management of liquidity reserves; estimated or
future liabilities, obligations or expenses; expected

impact of currency and interest rate fluctuations

and LIBOR discontinuation; projected
outcome, impact or timing of HSE regulations; HSE

goals and objectives of management for

future operations; our ambitions and plans
regarding biodiversity (including our aim to develop

a net-positive impact approach for projects)

and value creation for society; expectations
related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental

rules, standards, decisions,
standards or laws (including taxation laws); projected

impact of legal claims against us; plans

for capital distribution, share buy-backs and
amounts and timing of dividends are forward-looking

statements.
You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in
the forward-looking statements for many reasons, including

the risks described in the risk factors incorporated

in Item 3.D of this 2022 Form
20- F.

These forward-looking statements reflect current views about future events, are based on management’s current expectations

and
assumptions and are, by their nature, subject to

significant risks and uncertainties because they relate

to events and depend on circumstances
that will occur in the future. There are a number

of factors that could cause actual results and

developments to differ materially from those
expressed or implied by these forward-looking statements,

including levels of industry product supply, demand and pricing, in particular in light
of significant oil price volatility and the uncertainty

caused by the European security situation, including

Russia’s invasion of Ukraine;
unfavorable macroeconomic conditions and inflationary

pressures; exchange rate and interest rate

fluctuations; levels and calculations of
reserves and material differences from reserves estimates;

regulatory stability and access to resources, including

attractive low carbon
opportunities; the effects of climate change and changes

in stakeholder sentiment and regulatory requirements

regarding climate change;
changes in market demand and supply for renewables;

inability to meet strategic objectives; the development

and use of new technology;
social and/or political instability, including as a result of Russia’s invasion of Ukraine;

failure to manage digital and cyber threats; operational
problems; unsuccessful drilling; availability of adequate

infrastructure; the actions of field partners

and other third-parties; reputational damage;
the actions of competitors; the actions of the Norwegian

state as majority shareholder and exercise of ownership

by the Norwegian state;
changes or uncertainty in or non-compliance with

laws and governmental regulations; adverse changes

in tax regimes; the political and
economic policies of Norway and other oil-producing

countries; regulations on hydraulic fracturing and

low-carbon value chains; liquidity,
interest rate, equity and credit risks; risks relating

to trading and commercial supply activities;

an inability to attract and retain personnel;
ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical

security risks;

failure to meet our ethical and social standards;

non-compliance with international trade sanctions;

and other factors discussed elsewhere in
this 2022 Form 20-F.

The achievement of Equinor’s climate ambitions

depends, in part, on broader societal shifts in

consumer demands and technological
advancements, each of which are beyond Equinor’s

control. Should society’s demands and technological innovation not shift in parallel with
Equinor’s pursuit of its energy transition plan,

Equinor’s ability to meet its climate ambitions

will be impaired. The calculation of Equinor’s

net
carbon intensity presented in this report includes an

estimate of emissions from the use of sold products

(GHG protocol category 11) as a
means to more accurately evaluate the emission lifecycle

of what we produce to respond to the energy

transition and potential business
opportunities arising from shifting consumer demands.

Including these emissions in the calculations should

in no way be construed as an
acceptance by Equinor of responsibility for the

emissions caused by such use.
The reference to any scenario in this report, including

any potential net-zero scenarios, does not imply

Equinor views any particular scenario
as likely to occur. Third-party scenarios discussed in this report reflect the modeling assumptions and outputs of their respective

authors, not
Equinor, and their use by Equinor is not an endorsement by Equinor of their underlying assumptions, likelihood or probability. Investment decisions are made on the basis of Equinor’s

separate planning process. Any use of the modeling

of a third-party organization within this
report does not constitute or imply an endorsement

by Equinor of any or all of the positions or

activities of such organization.
Although we believe that the expectations reflected

in the forward-looking statements are reasonable,

we cannot assure you that our future
results, level of activity, performance or achievements will meet these expectations.

Moreover, neither we nor any other person assumes
responsibility for the accuracy and completeness of

the forward-looking statements. Unless we are required

by law to update these
statements, we will not necessarily update any of

these statements after the date of this 2022

Form 20-F, either to make them conform to
actual results or changes in our expectations.

Part I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.

Directors and Senior Management
Not applicable.
B.

Advisers
Not applicable.
C.

Auditors
Not applicable.
ITEM 2. OFFER STATISTICS

AND EXPECTED TIMETABLE
A.

Offer statistics
Not applicable.
B.

Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.

[Reserved]
B.

Capitalization and Indebtedness
Not applicable.
C.

Reason for the Offer and Use of Proceeds
Not applicable.
D.

Risk Factors
The information set forth under the heading “ Risk Factors ” in section 5.2 of chapter 5 on pages 277 – 282 of the 2022 Annual
Report is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
A.

History and Development of the Company
Equinor ASA was incorporated on 18 September 1972, is a public limited liability company organised under the laws of Norway
and is subject to the provisions of the Norwegian Public Limited Liability Companies Act. Equinor’s

head office is located at Forusbeen
50, 4035 Stavanger, Norway. The telephone number of its principal place of business is +47-5199-00 00.
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:

●

Equinor in 2022 on page 11;
●

Equinor’s Energy transition plan on pages 12 – 15;
●

Our history in Section 1.2 of Chapter 1 on pages 18 – 19;
●

Investments in Section 2.2.2 of Chapter 2 on pages 87 – 88;
●

Key events in Section 3.1.1 of Chapter 3 on pages 116 – 117;
●

Projects under development, Decommissioning on the NCS and Climate measures in Section 3.1.1 of Chapter 3
on pages 122 – 124;
●

Key events in Section 3.1.2 of Chapter 3 on pages 125 – 126;
●

Fields under development internationally in Section 3.1.2 of Chapter 3 on page 130;
●

Key events in Section 3.1.3 of Chapter 3 on page 132;
●

Fields under development in the US in Section 3.1.3 of Chapter 3 on page 135;
●

Overview in Section 3.2 of Chapter 3 on pages 136 – 138;
●

Key events in Section 3.3 of Chapter 3 on pages 142 – 143; and
●

Key projects in Section 3.3 of Chapter 3 on page 146.
The information set forth in the third and fourth paragraphs of the section entitled “ Introduction ” of this 2022 Form 20-F is also incorporated herein by reference. See also notes 5 Segments and 6 Acquisitions and disposals to the Consolidated financial
statements.
B.

Business Overview
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Key figures 2022 on pages 4 – 6;
●

Key figures – segment performance on page 6;
●

This is Equinor in Section 1.1 of Chapter 1 on page 17;
●

Our Business in Section 1.3 of Chapter 1 on pages 20 – 22;
●

Equinor’s market perspective in Section 1.4 of Chapter 1 on pages 23 – 24;
●

Equinor’s Strategy in Section 1.5 of Chapter 1 on pages 25 – 29;
●

Sustainability at Equinor in Section 1.7 of Chapter 1 on page 32;
●

Performance 2022 on pages 45 – 46 of Chapter 2;
●

Safe and secure operations in Section 2.1.1 of Chapter 2 on pages 49 – 54;
●

Management approach in Section 2.1.2 of Chapter 2 on pages 55 – 56;
●

Performance evaluation in Section 2.1.2 of Chapter 2 on pages 58 – 59;
●

Management approach in Section 2.1.3 of Chapter 2 on pages 60 – 61;
●

Performance evaluation in Section 2.1.3 of Chapter 2 on page 63;
●

Management approach in Section 2.1.4 of Chapter 2 on pages 64 – 65;
●

Performance evaluation in Section 2.1.4 of Chapter 2 on pages 68 – 69;
●

Management approach in Section 2.2.3 of Chapter 2 on page 91;
●

Procurement and ripple effects in Section 2.2.3 of Chapter 2 on page 92;
●

Performance evaluation in Section 2.2.3 of Chapter 2 on page 93;
●

Management approach in Section 2.2.4 of Chapter 2 on pages 94 – 95;
●

Performance evaluation in Section 2.2.4 of Chapter 2 on page 97;
●

Exploration & Production Norway in Section 3.1.1 of Chapter 3 on pages 116

– 124;
●

Exploration & Production International in Section 3.1.2 of Chapter 3 on pages 125 – 131;
●

Exploration & Production USA in Section 3.1.3 of Chapter 3 on pages 132 – 135;
●

High-value growth in renewables in Section 3.2 of Chapter 3 on pages 136 – 139;
●

Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions in
Section 3.3 of Chapter 3 on pages 140 – 148; and
●

Other group in Section 3.4 of Chapter 3 on page 149.
See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements.
The information about Equinor’s competitive position in the sections of the 2022 Annual

Report that are incorporated by
reference herein is based on several sources such as investment analyst reports, independent market studies, and internal
assessments of market share based on publicly available information about the financial results and performance of market players.
Applicable laws and regulations
Equinor operates in around 30 countries and is exposed and committed to compliance with numerous laws and regulations
globally. The graphic entitled ‘Where we are’ in Section 1.3 of Chapter 1 and the risks set forth under the heading ‘Policies and legislation’ in Section 5.2 of Chapter 5 of the 2022 Annual Report are also incorporated herein by reference.

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

This is similar to the
Norwegian system described below. Typically,

the licences are offered to pre-qualified companies following bidding rounds. The criteria for the evaluation of bidding offers under these regimes can be the level of offered signature bonus (bid amount), minimum
exploration programme, and local content. In exchange for those commitments, the successful bidder(s) receive a right to explore,
develop and produce petroleum within a specified geographical area for a limited period of time.

The terms of the licences are usually
not negotiable. The fiscal regime may entitle the relevant jurisdiction to royalties,

profit tax or special petroleum tax.
PSA regimes
PSAs are normally awarded to the contractor parties after bidding rounds announced by the government. Main bid parameters
are a minimum exploration programme and signature bonuses, allocation of profit oil and, in some cases, tax.
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
Equinor from raising additional capital in this manner and could adversely affect Equinor’s ability to pursue business
opportunities. The information regarding the Norwegian State’s ownership in the information set forth under the heading

“Major

Shareholders” in Section 5.3 of Chapter 5 and the risks set forth in “Ownership and action by the Norwegian State” in Section 5.2
of Chapter 5 of the 2022 Annual Report are also incorporated herein by reference.

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
The terms of the production licences are decided by the MPE. Production licences are awarded to groups

of companies forming a
joint venture at the MPE’s discretion. The members of the joint venture are jointly and severally liable to the Norwegian State for
obligations arising from petroleum operations carried out under the licence. The MPE decides the form of the joint operating
agreements and accounting agreements. The MPE uses the same standard form of joint operating agreement and accounting
agreement for all licenses.
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
used.
Interests in production licences may be transferred directly or indirectly subject to the consent of the MPE and the approval of the
tax treatment by the Ministry of Finance. In most licences, there are no pre-emption rights in favour of the other licensees. However,
the SDFI, or the Norwegian State, as appropriate, still hold pre-emption rights in all licences.
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
If important public interests are at stake, the Norwegian State may instruct the operators on the

NCS to reduce the production of
petroleum. An example of this occurred in May 2020, when the Norwegian State imposed a reduction in oil production for the rest of
the year, due to the Covid-19 pandemic that led to a lower demand for oil and gas. The reduction in production was distributed
between all fields on a pro rata basis.
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
The information regarding Equinor’s activities and shares in Equinor’s production licences on the NCS, set forth under the
heading ‘Exploration & Production Norway’ in Section 3.1.1 of Chapter 3 of the 2022 Annual Report

is incorporated herein by
reference.
On 1 July 2022, the MPE decided that parts of the Norwegian Security Act would apply to Equinor. This enables Equinor to
receive and handle classified information from the authorities. In 2023, the MTIF and the MPE notified that the Security Act will apply
in its entirety to Equinor as an undertaking controlling infrastructure and engaging in activities which are of vital importance to

fundamental national functions. The Security Act entered into force 1 January 2019 and is designed to protect national security
interests. The National Security Authority supervises undertakings which are covered by the act.
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
The information set forth under the heading ‘ Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions
’ in Section 3.3 of Chapter 3 of the 2022 Annual Report is also incorporated herein by reference.
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
The vast majority of onshore minerals, including hydrocarbons, in every US state in which Equinor has onshore interests, belong
to private individuals.

In order to explore for or develop hydrocarbons, a company must enter into a lease agreement with the applicable governmental agency for federal, state or tribal land, and for private lands, with each owner of the minerals the company wishes to develop. In each
lease, the lessor retains a royalty interest in the production (if any) from the leased area. The lessee owns a working interest and has
the right to explore and produce oil and gas. The lessee incurs all the costs and liabilities but will share only the portion of the revenue
that is net of costs and expenses and not reserved to the lessor through its royalty interest.
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
payment based on the production.
Each US state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These
state agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to Equinor’s US onshore activities include: (a) Pennsylvania Department of Environmental Protection’s Office of Oil and Gas
Management, (b) Ohio Department of Natural Resources, Division of Oil and Gas, and (c) West Virginia Department of

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
Petroleo Brasileiro S.A. – Petrobras, a right of preference to be the sole operator in the pre-salt fields, with a minimum 30% of
participating interest. If this right is exercised, Petrobras may still participate in the bidding round and present offers for the remaining
70% under the same conditions applicable to other participants. Likewise, in the concession bidding rounds, companies may bid
individually or together with other companies. The winners are required to form a consortium with

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
Production sharing contracts are signed by the Ministry of Mines and Energy on behalf of the

Federal Government. Generally, the
contracts are valid for a period of 35 years which, by law, cannot be extended. Of the two phases of the contract – exploration and production – the exploration phase may be extended provided that the total period of the contract remains as 35 years.
In order to perform the exploration and exploitation of oil and gas reserves, companies must obtain an environmental license
granted by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), which,

together with ANP, is
responsible for the safety and environmental regulations regarding upstream activities.
HSE regulation relevant for the Norwegian upstream oil and gas activities in Norway

Equinor’s oil and gas operations in Norway must be conducted in compliance with a reasonable standard of care, taking into
consideration the safety of workers, the environment and the economic values of installations and vessels. The Petroleum Act
specifically requires that petroleum operations are carried out in such a manner that a high level of safety is maintained and
developed in step with technological developments. Equinor is also required at all times to have a plan to deal with emergency
situations in Equinor’s petroleum operations. During an emergency, the Norwegian Ministry of Labour and Social Inclusion/Norwegian
Ministry of Transport/Norwegian Coastal Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the licensees’ account.
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
NCS have an obligation to, and are responsible, for establishing sufficient procedures for the monitoring and reporting of any
discharge into the sea. The Norwegian

Environment Agency, the Norwegian Petroleum Directorate and the Norwegian Oil Industry
Association have established a joint database for reporting emissions to air and discharges to sea from the petroleum activities, the
Environmental Web (EW). All operators on the NCS report emission and discharge data directly into the database.
Regulations on reduction of carbon emissions and CO
2

storage
Equinor’s operations in Norway are subject to emissions taxes as well as emissions allowances granted for Equinor’s larger
European operations under the emissions trading scheme. The agreed strengthening of the EU’s emission trading scheme is
expected to affect energy and industry installations, which include Equinor’s installations at the NCS.

The price of emissions
allowances has increased significantly since the reforms to the EU Emission Trading Scheme in 2018, and is expected to increase further towards 2030.
The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission
society in Norway in 2050. This act may influence our activities through plans and actions implemented by the state to achieve these
targets and reference is made to the Climate Plan 2021- 2030 launched 8 January 2021 by the Norwegian Government for
achievement of at least 50% and towards 55% reduction in GHG emissions in

2030 compared to 1990 levels. The Climate Plan states
that the carbon cost for offshore oil & gas production in Norway will increase to 2000 NOK/t

CO2 towards 2030. The Norwegian
Government has recently presented an update of the plan, which sets out how to achieve its transition target of reducing Norway's
own emissions by 55%.
EU directive 2009/31/EU on storage of CO
2

is implemented in the Pollution Control Act and the Petroleum Act and in regulations adopted under the Petroleum Act. The CO
2

capture and storage at Equinor’s Sleipner and Snøhvit fields as well as the Northern
Lights and Smeaheia projects are governed by these regulations.
HSE regulation of upstream oil and gas activities in the US
Equinor’s upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal
regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor’s assets in Ohio,
Pennsylvania and West Virginia), and in the US Gulf of Mexico.
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

Treaty Act, the Bald and Golden Eagle
Protection Act and the Marine Mammal Protection Act of 1972. Other statutes govern natural resource planning and development on
federal lands onshore and on the Outer Continental Shelf (OCS), including: the Mineral

Leasing Act; the Outer Continental Shelf
Lands Act; the Federal Land Policy and Management Act of 1976; the Mining Law

of 1872; the National Forest Management Act of
1976; the National Park Service Organic Act; the Wild and Scenic Rivers Act; the National

Wildlife Refuge System Administration Act
of 1966; the Rivers and Harbors Appropriation Act; and the Coastal Zone Management

Act of 1972.
The federal government regulates offshore exploration and production for the OCS, which extends from the edge of state waters
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
Administration continues to review and revise these regulations, and Equinor is engaged with relevant governmental and industry
stakeholders to ensure that Equinor’s operations remain in compliance.
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
In June 2022 the parliament enacted a cash-flow based tax system for the special petroleum tax with effect from 1 January 2022.
After the reform, the standard corporate income tax rate is 22% and the special petroleum tax rate is 71.8%. The corporate tax is
deductible in the basis for the special petroleum tax, resulting in a 78% marginal tax rate.

For further information,

see note 11 Income
taxes to the Consolidated Financial Statements.
Investment costs in the ordinary tax base (22%) will continue to be depreciated over six years. In the special tax base,
investments are written off immediately in line with the cash-flow based tax system. Projects covered by the temporary rules introduced in 2020 have had a tax uplift of 17.69% in 2022. In 2023 the tax uplift is reduced to

12.4%. The temporary rules apply to
investments covered by field or infrastructure plans (PDOs and PIOs) submitted to the MPE after 12 May 2020 and before 1 January
2023 and approved before 1 January 2024. The temporary rules will continue to apply until (and including) the year of planned
production or project start-up according to the approved plans.
Equinor’s international petroleum activities are subject to tax pursuant to local legislation.
US
Equinor’s operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction
taxes levied by the federal, state and local tax authorities, and to royalties payable to federal,

state and local authorities and, in some
cases, private landowners. The federal corporate income tax rate in the US is 21%, and there is an alternative 15% minimum tax on
corporate book income for corporations with profits over USD 1 billion, effective for tax years beginning after 31 December

2022.
Brazil
Corporate income tax and social contribution are levied on taxable net income at a combined rate of 34%. A simplified tax regime
with a lower effective tax rate is available for legal entities with gross revenues below a threshold of 78 million

Brazilian reais per year.
In addition, there are several indirect taxes but exports are exempt. In January 2023 a new President takes office and new rounds of
discussions around certain tax proposals are expected to occur, such as creation of withholding tax on dividends and an export tax for crude oil, among other proposals.
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
Disclosures regarding oil and gas operations
Exhibit 15.5 to this 2022 Form 20-F is incorporated herein by reference. See also notes 5

Segments and 7 Total revenues and
other income to the Consolidated financial statements.
The information set forth under the headings “Operational data”, “Sales volumes” and “Sales prices” in

Section 2.2 of Chapter 2
on pages 75-77, “Unit Production Cost (UPC)” in Section 2.2.1 of Chapter 2 on page

82, and “Optimised oil and gas portfolio” in
Section 3.1 of Chapter 3 on pages 111-115

of the 2022 Annual Report is also incorporated herein by reference.
Supplementary oil and gas information pursuant to FASB Topic 932
The following information is reported pursuant to FASB Topic 932.

Capitalised cost related to oil and gas producing

activities
Consolidated companies
At 31 December
(in USD million) 2022 2021 2020
Unproved properties 5,917 7,077 9,034
Proved properties, wells, plants and other equipment 181,189 193,918 194,655
Total capitalised cost 187,106 200,994 203,690
Accumulated depreciation, impairment and amortisation (133,584) (139,890) (136,524)
Net capitalised cost 53,523 61,104 67,165
Net capitalised cost related to equity accounted investments as of 31 December 2022 was USD

463 million, USD 900 million in 2021
and USD 450 million in 2020. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line
with the description below for result of operations for oil and gas producing activities.
Expenditures incurred in oil and gas property acquisition,

exploration and development activities
These expenditures include both amounts capitalised and

expensed.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2022
Exploration expenditures 494 27 57 150 360 1,088
Development costs 4,483 320 379 712 965 6,859
Acquired proved properties 110 226 38 0 0 374
Acquired unproved properties 6 0 0 0 0 6
Total 5,093 573 474 862 1,325 8,327
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

155 million in 2022,
USD 233 million in 2021 and USD 71 million in 2020.
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
The results of operations for oil and gas producing activities are included in the two upstream reporting segments

Exploration &
Production Norway (E&P Norway) and Exploration & Production International (E&P International)

as presented in note 5 Segments
to
the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the
operating expenses certain expenses such as; transportation costs, accruals for over/underlift position and royalty payments costs are
excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other
revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based
derivatives within the upstream segments.
Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits.

No deductions are made for
interest or other elements not included in the table below.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2022
Sales 155 554 615 166 88 1,578
Transfers 74,468 1,252 3,019 5,168 1,853 85,760
Other revenues 1,308 (203) (1) 213 57 1,374
Total revenues 75,931 1,603 3,633 5,547 1,998 88,712
Exploration expenses (366) (249) (69) (220) (320) (1,224)
Production costs (2,916) (202) (470) (399) (518) (4,505)
Depreciation, amortisation and net impairment losses (4,167) (623) (530) (361) (579) (6,260)
Other expenses (866) (201) 3 (533) (413) (2,010)
Total costs (8,315) (1,275) (1,066) (1,513) (1,830) (13,999)
Results of operations before tax 67,616 328 2,567 4,034 168 74,713
Tax expense (52,070) (152) (1,043) 2,458 361 (50,447)
Results of operations 15,546 176 1,524 6,492 529 24,266
Net income/(loss) from equity accounted investments 0 52 0 0 120 172

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
2022 6 13 12 4 21 7
2021 5 11 12 3 19 6
2020 4 10 9 4 14 5
Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement
volumes (mboe) for the corresponding period.
C.

Organizational Structure
Exhibit 8 to this 2022 Form 20-F is incorporated herein by reference.
D.

Property, Plant and Equipment
Equinor has interests in real estate in many countries throughout the world,

including as part of certain developments and
projects of Equinor or in which Equinor participates.
Equinor’s largest office buildings are (i) its head office located at Forusbeen 50, Stavanger, Norway which comprises approximately 135,000 square meters of office space, (ii) its office building in Sandslivegen 90, Bergen, Norway which comprises approximately 99,488 square meters of office space, and (iii) its office building located at Fornebu on the outskirts of Oslo which comprises approximately 65,500 square meters. All three office buildings are leased by Equinor. Under a new lease agreement entered into in 2022 for the office building at Fornebu, Equinor has reduced its area to 44,500 square meters with effect from around
the start of year 2024. The office building in Bergen is owned by Sandsliveien 90 AS, a subsidiary of Equinor Pensjon.
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:

●

Investments in Section 2.2.2 of Chapter 2 on pages 87 – 88;
●

Exploration & Production Norway in Section 3.1.1 of Chapter 3 on pages 116 – 124;
●

Exploration & Production International in Section 3.1.2 of Chapter 3 on pages 125 – 131;
●

Exploration & Production USA in Section 3.1.3 of Chapter 3 on pages 132 – 135;
●

High-value growth in renewables in Section 3.2 of Chapter 3 on pages 136 – 139;
●

Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions in
Section 3.3 of Chapter 3 on pages 140 – 148; and
●

Production per field in Section 5.5 of Chapter 5 on pages 297 – 301.
See also notes 12 Property, plant and equipment and 25 Leases to the Consolidated financial statements

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM

5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion does not address certain items in respect of 2020. A discussion of such items may be found in the Annual Report
on Form 20-F for the year ended 31 December, 2021, filed with the SEC 18 March 2022.
A.

Operating Results
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Group Analysis in Section 2.2 of Chapter 2 on pages 70 – 74;
●

Group outlook in Section 2.2 of Chapter 2 on page 74;
●

Efficient and predictable operations in Section 2.2.1 of Chapter 2 on pages 80 – 82;
●

Contextual Introduction, Management approach, Physical Climate Risk and Performance Disclosure in Section
2.2.2 of Chapter 2 on pages 83 – 87;
●

Return on average capital employed (ROACE), Relative ROACE (peer group rank) and Relative

TSR in Section
2.2.2 of Chapter 2 on pages 88 – 89;
●

Net zero pathway in Section 2.3.1 of Chapter 2 on pages 100 – 103;
●

Emissions reductions in Section 2.3.2 of Chapter 2 on pages 104 – 108;
●

Reporting Segment Performance in Chapter 3 on pages 110 – 111;
●

Performance review in Section 3.1.1 of Chapter 3 on pages 118 – 119;
●

Performance review in Section 3.1.2 of Chapter 3 on pages 126 – 127;
●

Performance review in Section 3.1.3 of Chapter 3 on pages 132 – 133;
●

Performance review in Section 3.2 of Chapter 3 on pages 138 – 139;
●

Performance review in Section 3.3 of Chapter 3 on pages 146 – 148; and
●

Performance review in Section 3.4 of Chapter 3 on page 149.
See also the information set forth under the heading “Applicable Laws and Regulations” in “Item 4―Information

on the
Company―B. Business Overview” of this 2022 Form 20-F, and note 3 Consequences of inititiatives to limit climate changes to the
Consolidated financial statements.
B.

Liquidity and capital resources
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Capital and liquidity management in Section 1.6 of Chapter 1 on pages 30 – 31, excluding the information in the
second and sixth paragraphs under the sub-heading “Debt and Credit Rating”;

and
●

Review of cash flows and Balance sheet and financial indicators in Section 2.2 of Chapter

2 on pages 72 – 73; and
●

Investments in Section 2.2.2 of Chapter 2 on pages 87 – 88.
Any credit rating referred to in this 2022 Form 20-F is not a recommendation to buy, hold or sell any of our or our subsidiaries’
securities. Credit ratings may be changed, suspended or withdrawn at any time, and each rating should be evaluated independently of
any other rating.
Equinor expects to complete the transition from London Inter-bank Offered Rates (LIBOR) to alternative reference rates within
2023. For interest rate derivatives contracts, Equinor in general follows the ISDA Fallback Protocol outlining the process for
conversion of LIBOR to the Official ISDA Fallback Rates for derivatives, or other official adjusted reference rates (such as SONIA

or
SOFR). The transition from LIBOR to alternative reference rates for floating rate bonds follows in general the principles outlined by
ICMA (International Capital Markets Association) and loan agreements and facilities in general follows the LMA (Loan Market
Association). Equinor believes that the financial risks for Equinor related to the transition are small.
See also notes 18 Trade and other receivables, 19 Cash and cash equivalents, 21 Finance debt, 23 Provisions and other
liabilities, 24 Trade, other payables

and provisions, 25 Leases, and 26 Other commitments, contingent liabilities and contingent assets
to the Consolidated financial statements.

Principal contractual obligations
The following table summarises principal contractual obligations, excluding derivatives and other hedging instruments,

as well as
asset retirement obligations which for the most part are expected to lead to cash disbursements more than five years into the future.
See note 23 for a maturity profile on asset retirement obligations and other provisions.
Non-current finance debt in the table represents principal payment obligations, including interest obligation. Obligations payable by
Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor’s full
proportionate share. For assets that are included in the Equinor accounts through joint operations or similar arrangements, the
amounts in the table include the net commitment payable by Equinor (i.e., Equinor’s proportionate share of the commitment less
Equinor's ownership share in the applicable entity).
Principal contractual obligations
As at 31 December 2022
Payment due by period
1)
(in USD million)
Less than 1
year 1-3 years 3-5 years
More than 5
years Total
Undiscounted non-current finance debt- principal and

interest
2) 3,147 6,292 5,785 19,953 35,177
Undiscounted leases 3) 1,325 1,421 504 585 3,835
Nominal minimum other long-term commitments 4) 2,603 3,995 2,569 5,733 14,900
Total contractual obligations 7,075 11,708 8,858 26,271 53,912
1)
''Less than 1 year'' represents 2023; ''1-3 years''

represents 2024 and 2025, ''3-5 years'' represents

2026 and 2027, while ''More than 5
years'' includes amounts for later periods.
2)
See note 21 Finance debt to the Consolidated

financial statements. The main differences between the table and the note relate to
interest.

3)
See note 4 Financial risk management to the Consolidated

financial statements.
4)
See note 26 Other commitments and contingencies

to the Consolidated financial statements.
Equinor had contractual commitments of USD 5,454 million at 31 December 2022. The contractual commitments reflect Equinor's
share and mainly comprise construction and acquisition of property, plant and equipmentas well as committed investments/funding or resources in equity accounted entities.
Equinor’s projected pension benefit obligation was USD 7,670 million, and the fair value of plan assets amounted to USD 5,218 million
as of 31 December 2022. The company’s payments regarding these benefit plans are mainly related to employees in Norway. See
note 22 Pensions to the Consolidated financial statements for more information.
Off balance sheet arrangements
Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the
balance sheet. Furthermore, Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance
sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not

recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 26
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

As a guarantor, Equinor Energy AS fully
and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2022 is
USD 26,683 million, all of which is either guaranteed by Equinor Energy AS (USD 24,540 million),

or for which Equinor Energy AS is
co-obligor (USD 2,143 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the
co-obligor or guarantor.
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
Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor

ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarised financial information for the year ended 31 December 2022 provides financial information about Equinor
ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between
Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Currency gain on transactions
between Equinor ASA and Equinor Energy AS of USD 4,607 million is included in financial items in accordance with the IFRS group
accounting principles and are included in external items in the Condensed profit and loss statement.
Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate
lines. Transactions with related parties are also presented on a separate line item and include transactions with the Norwegian

State's
and the Norwegian State’s share of dividend declared but not paid.
The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in
note 2 Significant accounting policies to the Consolidated financial statements.

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
Full year 2022 (unaudited, in USD million)
Revenues and other income

137,153

External

122,110

Non-guarantor subsidiaries

14,649

Related parties

394

Operating expenses

(58,328)
External (incl depreciation)

(31,245)
Non-guarantor subsidiaries

(12,971)
Related parties

(14,112)
Net operating income

78,825

Net financial items

1,118

External

(115)
Non-guarantor subsidiaries

1,233

Related parties -
Income before tax

79,943

Income tax

(51,197)
Net income

28,746

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY

AS
At 31 December

(unaudited, in USD million)
2022
Non-current assets

49,422

External

35,398

Non-guarantor subsidiaries

12,505

Related parties

1,519

Current assets

64,426

External

57,912

Non-guarantor subsidiaries

6,336

Related parties

178

Non-current liabilities

53,935

External

52,107

Non-guarantor subsidiaries

139

Related parties

1,689

Current liabilities

53,010

External

30,550

Non-guarantor subsidiaries

21,402

Related parties

1,058

C. Research and development, Patents and Licences, etc.
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:

●

Technology development in Section 1.3 of Chapter 1 on page 21; and
●

Research and development in Section 1.5 of Chapter 1 on page 29.
See also notes 9 Auditor’s remuneration and Research and development expenditures and 12 Property, plant and equipment to
the Consolidated financial statements.
D.

Trend information
The information set forth under the heading “ Equinor’s market perspective ” in Section 1.4 of Chapter 1 on pages 23 – 24 of the
2022 Annual Report is incorporated herein by reference. See also “Item 5. Operating and Financial

Review―A. Operating Results” of
this 2022 Form 20- F.
E.

Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.

Directors and Senior Management
Members of Equinor’s board of directors as of 31 December 2022:
Jon Erik Reinhardsen
Born : 1956
Position : Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.
Term of office : Chair of the board of Equinor ASA since 1 September 2017. Up for election in 2023.
Independent : Yes
Other directorships :
Listed companies: Member of the board of Oceaneering International, Inc. and Telenor ASA.
Non-listed companies: Member of the board of Awilhelmsen AS and Bico bygg og Innredning AS and chair of the board of Fire
Security AS.
Number of shares in Equinor ASA as of 31 December 2022 : 4,584
Loans from Equinor : None
Experience
: Reinhardsen is a part-time senior advisor with BearingPoint Capital. Reinhardsen was the Chief Executive Officer of
Petroleum Geo-Services (PGS) from 2008 - 2017. PGS delivers global geophysical-

and reservoir services. In the period 2005 -
2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters
in the US, and he was in this period based in New York. From 1983 - 2005, Reinhardsen held various positions in the Aker
Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief

Executive Officer and Executive
Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.
Education
: Master’s degree in Applied Mathematics and Geophysics from the

University of Bergen. He has also attended the
International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.
Family relations:

No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters
: In 2022, Reinhardsen participated in eight ordinary board meetings, four extraordinary board meetings, six
meetings of the compensation and executive development committee and two meetings of the audit committee.

Reinhardsen is a
Norwegian citizen and resident in Norway.
Anne Drinkwater
Born : 1956
Position : Shareholder-elected deputy chair of the board, chair of the board’s audit committee and member of the board’s safety, sustainability and ethics committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2018, deputy chair of the board since 1 July 2022. Up for
election in 2023.
Independent:

Yes
Other directorships:
Listed company: Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA as of 31 December 2022 : 1,100
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
Education: Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.
Family relations:
No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters:

In 2022, Drinkwater participated in eight ordinary board meetings, four extraordinary board meetings, six meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. Drinkwater is a British citizen and resident in the US.
Rebekka Glasser Herlofsen
Born:

1970
Position:

Shareholder-elected member of the board, the board's audit committee and the board’s compensation and executive development committee.
Term of office
: Member of the board of Equinor ASA since 19 March 2015. Up for election in

2023.
Independent:

Yes
Other directorships:
Listed companies: Member of the board of SATS ASA, Rockwool International A/S, BW Offshore ASA and Wilh. Wilhelmsen
Holding ASA.
Non-listed companies: Chair of the Board of Norwegian Hull Club (NHC) and Handelsbanken

Norge, and board member of
Torvald Klaveness Group.
Number of shares in Equinor ASA as of 31 December 2022 : 220
Loans from Equinor ASA:

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
Education:

MSc in Economics and Business Administration (“Siviløkonom”) and Certified Financial

Analyst Program (AFA), the
Norwegian School of Economics (NHH). Breakthrough Program for Top Executives at IMD business school, Switzerland.
Family relations:

No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

In 2022, Herlofsen participated in eight ordinary board meetings, four extraordinary board meetings, three
meetings of the compensation and executive development committee and six meetings of the audit committee. Herlofsen is a
Norwegian citizen and resident in Norway.
Jonathan Lewis
Born : 1961
Position
: Shareholder-elected member of the board,

chair of the board’s safety, sustainability and ethics committee and member of the board’s audit committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2023.
Independent : Yes
Other directorships :
Listed company: Member of the board of Capita plc.
Number of shares in Equinor ASA as of 31 December 2022 : None
Loans from Equinor : None
Experience
: Lewis joined Capita as its chief executive officer (CEO) in December 2017; having previously spent

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
Education:
Lewis has a PhD in Reservoir Characterisation from University of Reading and a Bachelor of Science degree in
Geology from Kingston University.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters:

In 2022, Lewis participated in eight ordinary board meetings, four extraordinary board meetings, three meetings
of the compensation and executive development committee, five meetings of the audit committee and five meetings of the safety,
sustainability and ethics committee. Lewis is a British and US citizen, and resident in the UK.
Finn Bjørn Ruyter
Born : 1964

Position : Shareholder-elected member of the board and member of the board’s audit committee and the board’s compensation and executive development committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2023.
Independent : Yes
Other directorships :
Non-listed companies: Chair of the board of Fornybar Norge AS and board member of Cegal Sysco

AS, in addition to several
companies fully or partly owned by Hafslund.
Number of shares in Equinor ASA as of 31 December 2022 : 620
Loans from Equinor : None
Experience
: Ruyter has since July 2012

been chief executive officer (CEO) of Hafslund AS. He was chief financial officer (CFO)
in the company from 2010 - 2011. In 2009 - 2010 he worked in the Philippine hydro power company SN Aboitiz Power. In the period 1996 - 2009 he led the power trading entity and from 1999 also the energy division in Elkem.

From 1991 - 1996 Ruyter
worked with energy trading in Norsk Hydro.
Education:
Master’s degree in Mechanical Engineering from the Norwegian University of Technology (NTNU) and an MBA from
BI Norwegian School of Management.
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters:

In 2022, Ruyter participated in eight ordinary board meetings, four extraordinary board meetings, six meetings of
the audit committee and six meetings of the compensation and executive development committee. Ruyter is a Norwegian citizen
and resident in Norway.
Tove Andersen
Born : 1970
Position : Shareholder-elected member of the board and the board’s safety, sustainability and ethics committee.
Term of office
: Member of the board of Equinor ASA since 1 July 2020.

Up for election in 2023.
Independent : Yes
Other directorships :
Listed company: Member of the board of Borregaard ASA.
Number of shares in Equinor ASA as of 31 December 2022 : 4,700
Loans from Equinor:

None
Experience : Andersen is President & CEO of Tomra Systems ASA as of 16 August 2021. Prior to this, she held the position as executive vice president for Europe in Yara International ASA. Andersen was part of the executive management team in Yara since 2016 where she also held positions as executive vice president, Production and executive vice president,

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
Family relations
: No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters
: In 2022, Andersen participated in eight ordinary board meetings, three extraordinary board meetings, two
meetings of the compensation and executive development committee and two meetings of the board’s safety, sustainability and
ethics committee. Andersen is a Norwegian citizen and resident in Norway.
Michael D. Lewis
Born:

1967
Position:

Shareholder-elected member of the board and the board’s compensation and executive development committee.
Term of office:
Member of the board of Equinor ASA since 1 July 2022. M. Lewis resigned from his position as member of the
board of directors in Equinor ASA with effect as of 16 March 2023.
Independent: Yes
Other directorships:
Non-listed companies: Member of the Natural Environment Research Council (NERC) and the

board of Energy UK.
Number of shares in Equinor ASA as of 31 December 2022 :
None

Loans from Equinor ASA: None
Experience:
Lewis joined as CEO to E.ON UK plc in 2017; having previously held the position as CEO of E.ON Climate &
Renewables GmbH in the period 2015-2017 and Chief Operating Officer in the same company from

2007-2015. He held the role
as Vice President Corporate Strategy in E.ON AG from 2004-2007. Lewis has also worked as Equity Analyst,

Strategy Analyst
and Environmental Specialist and Environmental Scientist in other companies. Lewis has extensive international experience and
broad board experience.
Education: Lewis holds an MA in Environmental Law from De Montfort University, MSc Pollution and Environmental Control from the University of Manchester and BEng (Hons) Engineering Technology from Leicester Polytechnic. He is a Chartered Engineer
(CEng) and a Fellow of the Institution of Mechanical Engineers (FIMechE).
Family relations:
No family relations to other members of the board, members of the corporate executive committee or the

corporate assembly.
Other matters:

In 2022, Lewis participated in four ordinary board meetings, one extraordinary board meetings and three meetings of the compensation. Lewis is a dual British/German citizen, and currently resident in the

UK.
Haakon Bruun-Hanssen
Born: 1960
Position:

Shareholder-elected member of the board, the board's compensation and executive development committee and the
board's safety, sustainability and ethics committee.
Term of office:
Member of the Board of Equinor ASA since 12 December 2022. Up for election in 2023.
Independent: Yes
Other directorships:
Non-listed companies: Member of the Advisory Board at Kongsberg Defence & Aerospace (KDA) and

Dolphitech
Number of shares in Equinor ASA as of 31 December 2022
: None

Loans from Equinor ASA: None
Experience:
Bruun-Hanssen held the position as Chief of Norwegian Defence Forces from 2013-2020,

previously having held
the position as Chief Norwegian Joint Operational Headquarters from 2011-2013 and Chief Royal Norwegian Navy from 2009-
2011, Chief of staff Royal Norwegian Navy from 2007-2009 and Chief Naval Operations centre from 2003-2007. Prior to this he has had an extensive career in the Norwegian Military.
Education: Bruun-Hanssen has a broad education through the Norwegian Military; Petty Officer training school, Norwegian naval
Academy, Submarine Commanding officer course and Higher command course, Forsvarets Høyskole. He is also educated at
Military Command and Staff college, Instituut Defensie Leergangen in The Netherlands and has participated in work sessions
relating to board roles and tasks at Insead In-Board Nordic Academy.
Family relations:
No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters: Bruun-Hanssen is a Norwegian citizen, and resident in Norway.
Stig Lægreid
Born : 1963
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.
Term of office:
Member of the board of Equinor ASA since 1 July 2013. Up for election in 2023.
Independent: No
Other directorships : None
Number of shares held in Equinor ASA as of 31 December 2022 : 5
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
: Bachelor’s degree, Mechanical Construction from Oslo college of engineering

(OIH).
Family relations:
No family relationships to other board members, members of the corporate executive committee or the
corporate assembly.
Other matters
: In 2022, Lægreid participated in eight ordinary board meetings, four extraordinary board meetings and five
meetings of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.
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
Number of shares in Equinor ASA as of 31 December 2022 : 587
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
Family relations:

No family relations to other members of the board, members of the corporate executive committee or the
corporate assembly.
Other matters:

In 2022, Labråten participated in eight ordinary board meetings, four extraordinary board meetings,

four meetings
of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee.
Labråten is a Norwegian citizen and resident in Norway.

Hilde Møllerstad
Born: 1966
Position: Employee-elected member of the board and member of the board's audit committee.
Term of office:
Member of the board of Equinor ASA since 1 July 2019. Up for election in 2023.
Independent: No
Other directorships: Chair of Tekna’s ethical board.
Number of shares held in Equinor ASA as of 31 December 2022: 6,290
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

Technology (BI/NTNU).
Family relations:
No family relationships to other board members, members of the corporate executive committee or the
corporate assembly.
Other matters:
In 2022, Møllerstad participated in eight ordinary board meetings, four extraordinary board meetings and five
meetings of the audit committee. Møllerstad is a Norwegian citizen and resident in Norway.
The composition of the board of directors changed as follows in 2022: Michael D. Lewis was elected to the board with effect from
1 July 2022; Jeroen van der Veer left the board as of 30 June 2022 and Anne Drinkwater replaced him as the deputy chair as of 1 July
2022; Haakon Bruun-Hanssen was elected with effect from 12 December 2022 replacing Bjørn Tore Godal who left the board as of 11
December 2022.

Members of Equinor's corporate executive committee as of 31 December 2022:
Anders Opedal
Born:

1968
Position:

President and chief executive officer (CEO) since 2 November 2020
External offices:

None
Numbers of shares in Equinor ASA as of 31 December 2022

46,996
Loans from Equinor:

None
Experience:

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
Torgrim Reitan
Born : 1969
Position:

Executive Vice President and Chief Financial Officer since 6 October 2022
External offices:

None
Number of shares held in Equinor ASA as of 31 December 2022 : 11,473
Loans from Equinor :
Experience:
Reitan joined Equinor in 1995. He comes from the position of Senior Vice President for Finance and

Control in
Equinor’s Renewables business area, which he held since 2020. From 2018 - 2020 he was Executive

Vice President for
Development and production international, and from 2015 - 2018 Reitan held the position as Executive

Vice President of
Development and Production USA. Prior to this he held the position as Executive Vice President and Chief Financial Officer from
2010 - 2015. He has held several management positions in Equinor prior to this, including Senior

Vice President in trading and
operations in the Natural gas business area in 2009 - 2010, Senior Vice President in Performance management and analysis
from 2007 - 2009, and from 2005 - 2007 he was Senior Vice President in Performance Management, Tax and M&A. From 1995 -
2004 Reitan held various positions in the Natural Gas business area and corporate functions.
Education:
Master of science degree from the Norwegian School of Economics and Business administration (NHH).
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Torgrim Reitan is a Norwegian citizen and resident in Norway.
Jannicke Nilsson
Born:

1965
Position:

Executive vice president safety, security & sustainability (SSU) since 1 June 2021
External offices : Member of the board of Odfjell SE and Jotun A/S
Number of shares in Equinor ASA as of 31 December 2022:

59,380
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

& Gass)
Number of shares in Equinor ASA as of 31 December 2022:

20,149

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
Alasdair Cook
Born: 1975
Position: Executive Vice President, Exploration & Production International (EPI) since 1 January 2021
External offices:

Member of the Board of The Power of Nutrition
Number of shares in Equinor ASA as of 31 December 2022
: 3,738

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

Programme at
INSEAD.
Family relations:

No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters:

Cook is a UK citizen and resident in the UK. Cook left the CEC as of 31 December

2022.
Geir Tungesvik
Born: 1961
Position: Executive Vice President, Projects, Drilling and Procurement (PDP), since 1 May 2022
External offices:

None
Number of shares held in Equinor ASA as of 31 December 2022 : 17,624
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
Education:

Master of Science degree in petroleum from the University of Stavanger (UIS)

and Master module in strategic
management from the Norwegian Business School (BI).
Family relations:

No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters:

Tungesvik is a Norwegian citizen and resident in Norway.
Irene Rummelhoff
Born:

1967
Position:

Executive vice president Marketing, Midstream & Processing (MMP) since

17 August 2018
External offices:

Deputy chair of the board of Norsk Hydro ASA.
Number of shares in Equinor ASA as of 31 December 2022 : 28,152
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
Number of shares in Equinor ASA as of 31 December 2022 : 19,644
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
Hege Skryseth
Born: 1967
Position:

Executive vice president and chief technical officer since 1 September 2022
External offices:

Member of the Board of Tomra, Netcompany and AutoStore
Number of shares in Equinor ASA as of 31 December 2022 : 2,633
Loans from Equinor ASA:

None
Experience:

Skryseth joined Equinor on 1 September 2022. She comes from the position as Executive Vice President of
Kongsberg, and President of Kongsberg Digital, a position which she held since 2013. Prior to Kongsberg, Skryseth held various
leadership positions in international tech companies such as Microsoft Norway and Geodata (ESRI).
Education:

Executive MBA from NHH and Bachelor from BI, college graduate from

NITH.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters:

Skryseth is a Norwegian citizen and resident in Norway.
Siv Helen Rygh Torstensen
Born:

1970
Position:

Executive vice president and General Counsel Legal & Compliance (LEG)

since 1 June 2021
External offices:

Member of the Council of Ethics, the Government Pension Fund Global
Number of shares in Equinor ASA as of 31 December 2022 : 15,832
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
Jannik Lindbæk
Born: 1965
Position: Executive Vice President Communication since 1 March 2022
External offices:

None
Number of shares in Equinor ASA as of 31 December 2022 : 12,542
Loans from Equinor ASA:

None
Experience:
Lindbæk joined Equinor in 2010. He was appointed Senior Vice President Communication 1 January

2021. He was
Vice President Corporate Communications Political & Public Affairs Norway from 2019-2021. Prior to this he was Equinor’s

Vice
President for communication in Brussels, before that in the CFO Global Business Services,

and as Vice President Media
Relations from 2010-2015. Before joining Equinor, Lindbæk was SVP Corporate Communication in Aker Solutions, PR manager in Microsoft and PR consultant in BWPR and GCI Monsen.
Education:
Master’s degree in Comparative Politics from the University of Bergen and London School of Economics.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters:

Lindbæk is a Norwegian citizen and resident in Norway.

Aksel Stenerud
Born: 1963
Position: Executive vice president, People & Organisation (PO) since 1 March 2022
External offices: Member of the board of Flow Group Norge AS
Number of shares held in Equinor ASA as of 31 December 2022 : 9,372
Loans from Equinor ASA: None
Experience:
Stenerud joined Equinor in 2008 and has held various leadership roles across the company. His most recent
position, which he held from November 2021, was Vice President Employee Relations in Corporate PO. From

August 2018, he
was Vice President for PO in Exploration and Production International. He has also served as Vice President for Exploration and
Production Norway from 2014-2018. Stenerud has had a long international career within HR and prior to this he served as an
officer in the Norwegian Airforce.
Education: Graduate from the Air Defense academy. Minor and Intermediate in phsycology with the Norwegian university of science and technology in Trondheim.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters:

Stenerud is a Norwegian citizen and resident in Norway.
The following changes were made to the Corporate Executive Committee during 2022:
As of 1 March, Jannik Lindbæk became a member of the corporate executive committee as EVP

COM and at the same date
Aksel Stenerud replaced Ana Fonseca Nordang as EVP PO. Carrie Lockhart left the position as EVP for TDI as of 21 March,
Elisabeth B. Kvalheim took over as acting EVP TDI and Hege Skryseth became EVP TDI as of 1 September. Arne Sigve Nylund
retired and Geir Tungesvik became EVP PDP as of 1 May. Torgrim

Reitan replaced Ulrica Fearn as CFO as of 6 October. Alasdair
Cook left the company as of 31 December 2022 and Philippe F. Mathieu became EVP EPI from 1 January 2023.
The information set forth under the heading “Corporate Assembly” in Section

5.1 of Chapter 5 on pages 270 – 272 of the 2022
Annual Report is also incorporated herein by reference.
B.

Compensation
The information set forth under the following headings of the 2021 Remuneration Policy included as an appendix to the 2022
Remuneration Report which is attached hereto as Exhibit 15.6 (the “2022 Remuneration Report”)

is incorporated herein by reference:
●

Remuneration to the board of directors;

●

Remuneration to the corporate assembly; and
●

Remuneration to the CEC.
The information set forth under the following headings of the 2022 Remuneration Report is incorporated herein by reference:
●

Overall company performance in 2022;

●

Performance-based modifiers used in calculating variable pay;
●

Summary of targets and achievement of corporate KPIs and goals forming the basis for annual variable pay;

●

Key developments in corporate executive remuneration in 2022;
●

Derogations and deviations from remuneration policy;
●

Right to reclaim (‘malus and clawback’);
●

Remuneration and share ownership of the board of directors and corporate assembly;
●

Remuneration of the CEC;
●

Shares awarded or due to the CEC for the reported financial year;
●

Total number and value of shares held by the CEC; and
●

Performance and AVP awarded to the CEC members in the reported financial year.
See also note 22 Pensions to the Consolidated financial statements.
C.

Board Practices
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Governing bodies in Section 1.8 of Chapter 1 on page 33;
●

Corporate Assembly, board of directors and management in Section 5.1 of Chapter 5 on pages 270 – 272; and
●

The board of directors’ committees in Section 5.1 of Chapter 5 on page 273.

See also “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”

of this 2022 Form 20-F
for more information regarding the expiration date of the current term of office of the members of our board of directors and the period
during which our directors have served in such capacity, and the composition of the board of directors’ committees.
D.

Employees
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Contextual introduction and Management approach in Section 2.1.4 of Chapter 2 on pages

64 – 65;
●

The information set forth under the heading ‘Employment’ in Section 2.1.4 of Chapter 2 on page 67;
●

The table entitled ‘Permanent employees in the Equinor group as of 31 December 2022’ in Section

2.1.4 of
Chapter 2 on page 67 – 68; and
●

The table entitled ‘Total workforce by region and employment type in the Equinor group in 2022 as of 31 December
2022’ in Section 2.1.4 of Chapter 2 on page 68.
E.

Share Ownership
The information set forth under the following headings of the 2022 Remuneration Report is incorporated herein by reference:
●

Total number and value of shares held by the members of the board of directors;
●

Shares held by the members of the corporate assembly; and
●

Total number and value of shares held by the CEC.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.

Major shareholders
The information set forth under the heading “ Major Shareholders ” in Section 5.3 of Chapter 5 on pages 284 – 285 of the 2022
Annual Report is incorporated herein by reference.
B.

Related Party Transactions
As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of
certain members of the corporate executive committee. Permanent employees in certain specified employee categories may take out
a car loan from Equinor in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 300,000. Employees outside the collective labour area are entitled to a car loan up to NOK 475,000 (managers) or NOK 575,000 (vice presidents and senior vice presidents). The car loan is
interest-free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any
time for “reasonable loans” from employer as decided by the Norwegian Ministry of Finance, i.e.,

the lowest rate an employer may
offer without triggering taxation of the benefit for the employee.
The information set forth under the heading “ Equal treatment of shareholders and transactions with close associates ” in Section
5.1 of Chapter 5 on pages 267 – 268 of the 2022 Annual Report is also incorporated herein by reference. See also note 27 Related
parties to the Consolidated Financial Statements.
C.

Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.

Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” of this 2022 Form 20- F.

Dividend policy and dividends
The information set forth under the following headings of the 2022 Annual Report is incorporated herein by reference:
●

Capital distribution in Section 1.6 of Chapter 1 on page 30;
●

Capital distribution in Section 2.2 of Chapter 2 on page 71; and
●

Equity and dividends in Section 5.1 of Chapter 5 on pages 266 – 267.
See also note 20 Shareholders’ equity and dividends to the Consolidated financial statements.
Legal or arbitration proceedings
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

See also note 11 Income taxes and note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated Financial Statements.
B.

Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.

Offer and Listing Details
Equinor's shares have been listed on the Oslo

Børs (ticker: EQNR) and the New York Stock Exchange in the form of American
Depositary Shares (ADS) (ticker: EQNR) since our

initial public offering on 18 June 2001. The ADSs

traded on the New York Stock Exchange
are evidenced by American Depositary Receipts

(ADR), and each ADS represents one ordinary

share.
B.

Plan of Distribution
Not applicable.
C.

Markets
See “Item 9.A
―The Offer and Listing―Offer and Listing Details” of

this 2022

Form 20-
F.
D.

Selling Shareholders
Not applicable.
E.

Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.

Share Capital
Not applicable.
B.

Memorandum and Articles of Association
Equinor's current articles of association were adopted at the annual general meeting of shareholders on 11 May 2022. The articles of association are included as exhibit 1 to this 2022 Form 20- F.
Summary of Equinor’s articles of association:

Name of the company
The registered name is Equinor ASA. Equinor is a Norwegian public limited company.
Registered office
Equinor’s registered office is in Stavanger, Norway, registered with the Norwegian Register of Business Enterprises under number 923 609 016.
Objective of the company
The objective of Equinor ASA is to develop, produce and market various forms of energy and derived products and services, as
well as other business. The activities may also be carried out through participation in or cooperation with other companies.
Share capital
Equinor’s share capital is NOK 7,938,675,397.50 divided into 3,175,470,159 shares.
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
Exhibit 2.1 to this 2022 Form 20-F is also incorporated herein by reference.
C.

Material Contracts
The information set forth under the heading “Manufacturing”

in Section 3.3 of Chapter 3 on page

145 of the 2022 Annual Report is
incorporated herein by reference. See also note 27

Related parties to the Consolidated financial

statements.

D.

Exchange controls
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
E.

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
Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e., limited liability companies and similar entities) residing in Norway for tax purposes are generally
subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received,
which is subject to the standard income tax rate of 22% (25% for financial institutions), implying that such dividends are effectively
taxed at a rate of 0.66% (0.75% for financial institutions).
Individual shareholders residing in Norway for tax purposes are subject to tax for dividend income exceeding a basic tax-free
allowance. For dividend distributions resolved from 1 January 2022 to 5 October 2022, the dividend income exceeding the basic
tax-free allowance is grossed up with a factor of 1.6 before being included in the ordinary taxable income, resulting in an effective
tax rate of 35.2% (22% x 1.6). For dividend distributions resolved on 6. October 2022 or later, dividend income exceeding the basic tax-free allowance is grossed up with a factor of 1.72 before being included in the ordinary taxable income, resulting in an
effective tax rate of 37.84% (22% x 1.72). For the income year 2023, the dividend income exceeding the basic tax-free allowance
is also grossed up with a factor of 1.72, resulting in an effective tax rate of 37.84% (22%

x 1.72).
The tax-free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that share
or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the dividend
distributed for the share or ADS (“unused allowance”) may be carried forward and set off against future dividends received on (or
gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for
computation of the allowance for the same share or ADS the following year.
Individual shareholders residing in Norway for tax purposes may hold the shares (but not ADS) in Equinor through a stock
savings account. Dividend on shares owned through the stock savings account is only taxable when the dividend is withdrawn
from the account.
Taxation of dividends received by foreign shareholders
Non-resident shareholders are as a starting point subject to Norwegian withholding tax at a rate of 25% on dividends from
Norwegian companies. The distributing company is responsible for deducting the withholding tax upon distribution to non-resident
shareholders.
Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard
income tax of 22% (25% for financial institutions).
Certain other important exceptions and modifications are outlined below.
The withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability
companies or certain other types of Norwegian entities, and are further able to demonstrate that they are genuinely established
and carry on genuine economic business activity within the EEA.

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
Individual shareholders residing for tax purposes in the EEA may hold the listed shares (but not ADS)

in Equinor through a
Norwegian stock savings account. Dividend on shares owned through the stock savings account will only be subject to withholding
tax when withdrawn from the account.
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
Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale,

redemption or other
disposal of shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable
income in the year of disposal, which is subject to the standard income tax rate of 22%. For shares realized in 2022, and prior to 6
October, taxable gain or deductible loss is grossed up with a factor of 1.6 before included in the ordinary taxable income, resulting in an effective tax rate of 35.2% (22% x 1.6). For shares realized on 6 October 2022 onwards, taxable gain or deductible loss is
grossed up with a factor of 1.72 before included in the ordinary taxable income, resulting in an effective tax rate of 37.84% (22% x
1.72). For shares realized in 2023, the taxable gain or deductible loss is also grossed up with a factor of 1.72, resulting in an
effective tax rate of 37.84% (22% x 1.72).
The taxable gain or deductible loss (before grossing up) is calculated as the sales price adjusted for transaction expenses minus
the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs. Any unused allowance
pertaining to a share may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible
loss. Furthermore, any unused allowance may not be set off against gains from the realisation of the other shares or ADSs.
If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be
deemed to be first sold (the “FIFO” principle) when calculating gain or loss for tax purposes.
Individual shareholders residing in Norway for tax purposes may hold the shares (but not ADS) in

Equinor through a stock
savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account
whereas loss on shares will be deductible when the account is terminated.
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

For the income year 2022, the net wealth tax is 0.95% for net worth above a minimum threshold of NOK 1,700,000, and 1.1%
for net worth above a minimum threshold of NOK 20,000,000. The assessment value of listed shares

(including ADSs) for the
2022 wealth tax is 75% of the listed value of such shares or ADSs on 1 January 2023.
For the income year 2023, the net wealth tax is 1.0% for net worth above a minimum threshold of NOK 1,700,000, and 1.1%
for net worth above a minimum threshold of NOK 20,000,000. The assessment value of listed shares (including ADSs) for the
2023 wealth tax is 80% of the listed value of such shares or ADSs on 1 January 2024.
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

ADSs as capital assets for United
States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss
all of the tax consequences that may be relevant to you in light of your individual circumstances,

including foreign, state or local
tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net
investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of
holders subject to special rules, including dealers in securities, traders in securities that elect to use a mark-tomarket method of
accounting for securities holdings, tax-exempt organisations, insurance companies, partnerships or entities or arrangements that
are treated as partnerships for United States federal income tax purposes, persons that actually or constructively own 10% of the
combined voting power of voting stock of Equinor or of the total value of stock of Equinor, persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell shares or ADSs as a part of a wash sale
for tax purposes, or persons whose functional currency is not USD.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, and the Convention between the United States of
America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to
Taxes on Income and Property (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit
agreement and any related agreement will be performed in accordance with its terms. For United

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

(as determined for United
States federal income tax purposes), other than certain pro-rata distributions of its shares, will be treated as a dividend that is
taxable for you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be eligible to be taxed at the preferential rates applicable to longterm capital gains as long as, in the year that you receive the dividend, the shares or
ADSs are readily tradable on an established securities market in the United States or

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
The amount of the dividend distribution that you must include in your income will be the value in USD of the payments made
in NOK determined at the spot NOK/USD rate on the date the dividend is distributed, regardless of whether or not the payment is
in fact converted into USD. Distributions in excess of current and accumulated earnings and profits,

as determined for United
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
Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid to Norway will be creditable or deductible against your United States federal income tax liability, unless a reduction or refund of the tax withheld is available to you under Norwegian law. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from
sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit
allowable to you. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date you include
the dividend payment in income until the date you convert the payment into USD will generally be treated as US-source ordinary
income or loss and will not be eligible for the special tax rate.
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
F. Dividends and Paying Agents
Not applicable.

G.

Statement by Experts
Not applicable.
H.

Documents on Display
Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov. We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this
document.
Documents related to us that are available to the public (this 2022 Form 20-F, the 2022 Annual Report, our Articles of
Association, our Code of Conduct, financial statements and our historical financial information for each of the three financial years
preceding the publication of this 2022 Form 20-F) can be consulted on our website and at: Equinor ASA,

Forusbeen 50, 4035
Stavanger, Norway.

Unless stated otherwise, none of these documents form a part of this 2022

Form 20-
F.
I.

Subsidiary Information
Not applicable.
J.

Annual Report to Security Holders.
Not applicable.
ITEM 11. QUANTITATIVE

AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK
See notes 4 Financial risk and capital management and 28 Financial instruments and fair value measurement to the
Consolidated Financial Statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.

Debt Securities
Not applicable.
B.

Warrants and Rights
Not applicable.
C.

Other Securities
Not applicable.
D.

American Depositary Shares
Exhibit 2.1 to this 2022 Form 20-F is incorporated herein by reference.
Name of depositary and address of its principal executive office.
JPMorgan Chase Bank N.A. (JPMorgan), serves as the depositary for Equinor’s

ADR programme having replaced the Deutsche
Bank Trust Company Americas (Deutsche Bank) pursuant to the Further Amended and Restated Deposit Agreement dated

4
February 2019.
Fees and charges payable by a holder of ADSs
JPMorgan collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs
for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects other fees from investors by billing ADR
holders, by deducting such fees and charges from the amounts distributed or by deducting such fees from cash dividends or other
cash distributions. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.
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
Direct and indirect payments by the depositary
For the year ended 31 December 2022, J.P. Morgan reimbursed USD 2,000,000 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2022, such costs, associated with the administration of the ADR programme, paid by the company, added up to USD 229,704. Under certain circumstances, including the removal of J.P. Morgan as depositary,

the company is required to repay to J.P. Morgan certain amounts paid to the company in prior periods.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO

THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule

13a-15(b) as of
31 December 2022. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these
disclosure controls and procedures are effective at a reasonable level of assurance.
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
detected
Management’s Annual Report on Internal Control Over Financial Reporting
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
Based on this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December
2022 was effective.

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

Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of 31 December 2022 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits Equinor’s Consolidated Financial

Statements. Their audit report on the internal
control over financial reporting is included in the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year ended 31 December 2022 that
have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that both Anne Drinkwater and Rebekka Glasser Herlofsen qualify as an “audit committee
financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and each of them is an independent director under Rule
10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct, which is approved by our board of directors, and applies to our board members, all of our
employees (including our principal executive, principal financial and principal accounting officers) and hired personnel. Our Code of
Conduct is filed as Exhibit 11 to this 2022 Form 20- F.
In 2022, our board of directors approved certain amendments to our Code of Conduct, including:
-

Updates clarifying that “other follow-up of personnel” may be relevant in case of breach of the Code of Conduct, such as
behavior goals or training; and
-

Updates clarifying that reporting commitments also cover non-financial reporting

In 2022, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to our principal executive officer, principal financial officer, principal accounting officer or controller,

or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the heading “ External auditor ” in Section 5.1 of Chapter 5 on pages 275 – 276 of the 2022 Annual
Report is incorporated herein by reference. See also note 9 Auditor’s remuneration and Research and development expenditures to
the Consolidated Financial Statements.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance―Board committees” of this 2022 Form 20- F.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS
The information set forth under the headings “ Equinor’s share savings plan ”, “ Share buy-back ” and “ Summary of shares repurchased ”
in Section 5.3 of Chapter 5 on pages 283 – 284 of the 2022 Annual Report is also incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Equinor’s primary listing is on the Oslo Børs, and its ADRs are listed on the NYSE. In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC. ADRs representing the company’s ordinary shares are listed on the NYSE. While
Equinor’s corporate governance practices follow the requirements of Norwegian law, Equinor is also subject to the NYSE’s listing rules. As a foreign private issuer, Equinor is exempt from most of the NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any significant ways in which its corporate governance practices differ from those applicable to domestic US companies under the NYSE rules. A statement of differences is set out below:
Corporate governance guidelines
The NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines.

Equinor’s corporate
governance principles are developed by the management and the board of directors, in accordance with the

Norwegian Code of
Practice for Corporate Governance and applicable law. Oversight of the board of directors and management is exercised by the corporate assembly.
Director independence
The NYSE rules require domestic US companies to have a majority of “independent directors”.

The NYSE definition of an
“independent director” sets out five specific tests of independence and requires an affirmative determination by the board of directors
that the director has no material relationship with the company.
Pursuant to Norwegian company law, Equinor’s board of directors consists of members elected by shareholders and employees.
Equinor’s board of directors has determined that, in its judgment, all shareholder-elected directors are independent. In making its
determinations of independence, the board focuses, among other things, on there not being any conflicts of interest between
shareholders, the board of directors and the company’s management. It does not strictly make its determination based on the NYSE’s
five specific tests but takes into consideration all relevant circumstances which may in the board’s view affect the directors’
independence. The directors elected from among Equinor’s employees would not be considered independent under the NYSE rules
as they are employees of Equinor. None of these employee representatives are executive officers of the company. For further information about the board of directors, see “Item 6. Directors, Senior Management and Employees—A.

Directors and Senior
Management” of this 2022 Form 20- F.
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
10A-3 of the US Securities Exchange Act of 1934. The members of Equinor’s audit committee include an employee-elected director.
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
Among other things, the audit committee evaluates the qualifications and independence of the company’s external auditor.
However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company’s shareholders.
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

Equinor considers all its
compensation committee members to be independent (under Equinor’s framework which,

as discussed above, is not identical to that

of NYSE). Equinor’s compensation committee makes recommendations to the board regarding management remuneration, including
that of the CEO. Further, the compensation committee assesses its own performance and has the authority to hire external advisors.
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
Under Norwegian company law, although the issuance of shares and authority to buy-back company shares must be approved by
Equinor’s annual general meeting of shareholders, the approval of equity compensation plans is normally reserved for the board of
directors.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item
.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 60 of this 2022
Form 20-F. The audit report of Ernst & Young

AS, an independent registered accounting firm, is included herein preceding the audited
Consolidated Financial Statements.
Disclosure Pursuant to Section 13(r) of the Exchange Act

Equinor is providing the following disclosure pursuant to Section 13(r) of the Exchange Act.

Equinor entered into agreements with the National Iranian Oil Company (NIOC), namely, a Development Service Contract for
South Pars Gas Phases 6, 7 & 8 (offshore part), an Exploration Service Contract for the Anaran Block and an Exploration Service
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

No payments were made to Iranian authorities during 2022.

ITEM 19. EXHIBITS
Exhibit no Description
Exhibit 1
Articles of Association of Equinor ASA, as amended, effective from 11 May 2022 (English translation)
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
Exhibit 2.4
Form of Supplemental Indenture No. 4 (incorporated by reference to Exhibit 4.1 of Equinor ASA’s Report on Form 6-
K (File No. 001-15200) filed with the Commission on 13 November 2019).
Exhibit 2.5
Amended and Restated Agency Agreement, dated as of 9 May 2022, by and among Equinor ASA, as Issuer,
Equinor Energy AS, as Guarantor, the Bank of New York Mellon, as Agent and the Bank of New York Mellon SA/NV,
Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme.
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
List of subsidiaries.
Exhibit 11
Code of Conduct.
Exhibit 12.1
Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2
Rule 13a-14(a) Certification of the Chief Financial Officer.
Exhibit 13.1
Rule 13a-14(b) Certification of the Chief Executive Officer.
1
)
Exhibit 13.2
Rule 13a-14(b) Certification of Chief Financial Officer.
1
)
Exhibit 15.1
Consent of EY AS.
Exhibit 15.2
Consent of DeGolyer and MacNaughton.
Exhibit 15.3
Report of DeGolyer and MacNaughton.
Exhibit 15.4
Equinor 2022 Integrated Annual Report
Exhibit 15.5
Oil and gas reserves report
Exhibit 15.6
Remuneration report
Exhibit 17
List of Guarantor Subsidiaries
Exhibit 101
Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)).

Submitted electronically
with the 2022 Form 20- F.
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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and
authorised the undersigned to sign this annual report on its behalf.
EQUINOR ASA
(Registrant)
By:

/s/ TORGRIM REITAN
Name:

Torgrim Reitan
Title:

Executive Vice President and Chief Financial Officer
Dated: 23 March 2023

The reports set out below are provided in accordance with standards of the Public Company Accounting

Oversight Board (United
States). Ernst & Young AS (PCAOB ID:
1572
) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the
Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. That
report is not included in this 2022 Form 20-F, but only in the 2022 Annual report.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as at
31 December 2022 and 2021, the related consolidated statements of income, comprehensive income,

changes in equity and cash
flows for each of the three years in the period ended 31 December 2022, and the related notes (collectively referred to as the
“Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the
financial position of the Company as at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of
the three years in the period ended 31 December 2022, in conformity with International Financial

Reporting Standards (IFRS) as
issued by the International Accounting Standards Board (IASB) and in conformity with

IFRS as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United

States)
(PCAOB), the Company's internal control over financial reporting as at 31 December 2022, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 14 March 2023 expressed an unqualified opinion thereon.
Revision of Segment Reporting
As discussed in Note 5 to the Consolidated Financial Statements, the Company

revised the measurement basis for the segments
related to leases. The revision has been retrospectively adjusted for the years ended

31 December 2021 and 2020.
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
disclosures to which they relate.
Recognition of deferred tax asset related to the US filing jurisdiction
Description of the
Matter
As at 31 December 2022, the Company has recognised a previously unrecognised deferred tax asset of USD 2,738 million related to the US filing jurisdiction, which requires convincing evidence
through future taxable profit to support the probable realisation of the deferred tax asset against historical carry-forward tax losses. Refer to Note 11 to the Consolidated Financial Statements for the
related disclosures. As described in Note 11, deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. The future taxable income has to be considered probable based on business forecasts.
In addition to agreeing the historical losses to supporting documentation, auditing management’s estimate of the amount of the deferred tax asset is subjective because the estimation requires significant judgement, including the timing of reversals of the deferred tax liability and the availability of future profits against which tax deductions represented by the deferred tax asset can be offset. In
addition, auditing management’s estimate of amount of the deferred tax balances that are supported by the expectation of future taxable profits requires a high degree of judgement. Significant assumptions used in future taxable profits are commodity prices, expected oil and gas reserves

and
capital expenditures.
These significant assumptions are forward-looking and are heightened in complexity given the future demand and price uncertainty due to climate change and the energy transition. As described in Note
3 to the Consolidated Financial Statements, the effects of the initiatives to limit climate changes

and
the potential impact of the energy transition are relevant to some of the economic assumptions in the
Company’s estimation of future cash flows. Climate considerations are included directly in the deferred tax asset assessments by estimating the CO
2

costs in the cash flows, and indirectly as the
expected effects of the climate change are included in the estimated commodity prices. Commodity price assumptions applied in the recognition of deferred tax assets are based on management’s best estimate, which differs from the price-set required to achieve the goals of the Paris Agreement as described in the International Energy Agency (IEA) World Energy Outlook’s Announced Pledges
Scenario, or the Net Zero Emissions by 2050 Scenario. The impact of the energy transition

and
potential restrictions by regulators, market and strategic considerations may also have an effect on the estimated production profiles and the economic lifetime of the Company’s US assets and projects.
How We Addressed the
Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process for the recognition of the deferred tax asset related to the US filing jurisdiction. This included testing controls over the Company’s process for tracking tax loss carry-forwards, management’s review of assumptions and inputs to the calculations of future taxable profit and scheduling of reversal of the deferred tax liabilities.
In assessing the recognition and measurement of the deferred taxes we tested the completeness and accuracy of the amounts recognised as deferred tax asset by verifying tax loss carry-forwards
against historical tax filings and assessing management’s determination of the expected timing of
utilisation of the deferred tax asset, including the application of relevant tax laws to the utilisation of
tax losses. We also evaluated management’s forecasted timing of the reversal of taxable temporary differences by considering the nature of the temporary differences and the relevant tax law. We involved our US tax specialists to assist us in these procedures.
Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of future taxable profit. We compared projected capital expenditures, from which depreciation expense is derived, and expected reserve volumes used in the estimation of the future taxable profit to approved operator budgets or management forecasts, and also compared expected reserve volumes to external evaluations when available. In addition, we compared the forecast to that used in other areas of analysis,

such as
impairment or impairment reversal assessment, as applicable.
To test price assumptions, we evaluated management’s methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We evaluated management’s methodology to factor climate-related matters into their determination of future commodity prices.
To test carbon costs assumptions, with the involvement of climate change and sustainability specialists, we evaluated management’s methodology to determine future CO
2

tax, including
assessing the impact from climate-related matters, through comparison of management’s assumptions with the current legislation in place and the jurisdiction’s announced pledges regarding escalation of CO
2

taxes.
We assessed management’s sensitivity analysis disclosed in Note 11 related to a reasonably possible change in commodity prices.
Recoverable amounts of production plants and oil and gas assets including assets under development

Description of the Matter
As at 31 December 2022, the Company has recognised production plants and oil and gas assets,
including assets under development, of USD 40,493 million and USD 10,679 million, respectively, within Property, plant and equipment. Refer to Note 14 to the Consolidated Financial Statements for
the related disclosures. As described in Note 14, determining the recoverable amount of an asset
involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.
Auditing management’s estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.
These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. As described in Note 3 to
the Consolidated Financial Statements, the effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in the
Company’s estimation of future cash flows. Climate considerations are included directly in the impairment assessments by estimating the CO
2

costs in the cash flows, and indirectly as the expected
effects of the climate change are included in the estimated commodity prices. As also described in
Note 3, commodity price assumptions applied in value-in-use impairment testing are based on management’s best estimate, which differs from the price-set required to achieve the goals of the Paris
Agreement as described in the International Energy Agency (IEA) World Energy Outlook’s Announced
Pledges Scenario, or the Net Zero Emissions by 2050 Scenario. The impact of the energy transition and potential restrictions by regulators, market and strategic considerations may also have an effect
on the estimated production profiles and the economic lifetime of the Company’s assets and projects.
Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the
Company is subject to different tax structures that are inherently complex, particularly in Norway.

How We Addressed the

Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management’s review of assumptions and inputs to the assessments of impairment and impairment reversals.
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
To test price assumptions, we evaluated management’s methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the Company’s assessment of currency exchange rates and the discount rate, by assessing the Company’s methodologies and key assumptions used to calculate the rates and by comparing those rates with external information.
We also evaluated management’s methodology to factor climate-related matters into their determination of future commodity prices, through assessing management’s sensitivity analyses as discussed below.
To test carbon costs assumptions, with the involvement of climate change and sustainability specialists, we evaluated management’s methodology to determine future CO
2

tax, including
assessing the impact from climate-related matters, through assessing management’s sensitivity analyses as discussed below, and compared management’s assumptions with the current legislation in place in the relevant jurisdictions and the jurisdictions’ announced pledges regarding escalation of
CO
2

taxes.
We evaluated management’s sensitivity analyses over its future commodity prices and carbon cost assumptions by taking into consideration, among other sources, the Net Zero Emissions by 2050
Scenario and Announced Pledges Scenario estimated by the International Energy Agency

(IEA). We
have also evaluated management’s disclosures related to the consequences of initiatives to limit climate changes, including the effects of the Company’s climate change strategy on the Consolidated
Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 3 and 14.
Estimation of the asset retirement obligations

Description of the Matter
As at 31 December 2022, the Company has recognised a provision for decommissioning and removal
activities of USD 11,734 million classified within Provisions and other liabilities. Refer to Note 23 to the
Consolidated Financial Statements for disclosures. As described in Note 23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.
Auditing management’s estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligation involves application of considerable judgement related to the assumptions
used in the estimate, the inherent complexity and uncertainty in estimating future costs,

and the limited
historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rates and the expected future costs, which include the underlying assumptions norms and rates and time required to decommission and can vary considerably depending on the expected removal complexity.
These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. As described in Note 3 to
the Consolidated Financial Statements, the effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in the
Company’s estimation of future cash flows. The impact of the energy transition and potential restrictions by regulators, market and strategic considerations may also have an effect on the estimated economic lifetime of the Company’s assets and projects. If the Company’s business cases for the oil and gas producing assets in the future should change materially due to governmental initiatives to limit climate change, it could affect the timing of cessation of the assets and the asset
retirement obligations (ARO).
How We Addressed the

Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the present value of the estimated future decommissioning and removal activities determined in accordance with local conditions and requirements. This includes controls related to management’s review of assumptions described above, used in the calculation of the ARO.
To test management’s estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management’s assessment of new ARO obligations recognized in the period.
To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to
decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. With the support of our valuation specialists,

we
evaluated the methodology and models used by management to estimate the ARO and performed a
sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.
We recalculated management’s sensitivity analyses over the effect of performing removal five years earlier than currently scheduled due to potential governmental initiatives to limit climate changes.
We have also evaluated management’s disclosures related to the consequences of initiatives to limit climate changes, including the effects of the Company’s climate change strategy on the Consolidated
Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 3 and 23.
/s/
Ernst & Young AS
We have served as the Company’s auditor since 2019.
Stavanger, Norway
14 March 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA and subsidiaries’ (the Company) internal control over financial reporting as at 31 December 2022,
based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects,
effective internal control over financial reporting as at 31 December 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the 2022 Consolidated Financial Statements of the Company, and our report dated 14 March 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of
the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control
over Financial Reporting as set out in Item 15. Controls and Procedures. Our responsibility is to express an opinion on the Company’s
internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are
required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules
and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young AS
Stavanger, Norway
14 March 2023

Equinor, Annual Report on Form 20-F 2022

Consolidated financial statements of the Equinor group

Equinor, Annual Report on Form 20-F 2022

CONSOLIDATED STATEMENT

OF INCOME
Full year
(in USD million) Note 2022 2021 2020
Revenues 7
149,004
88,744
45,753
Net income/(loss) from equity accounted investments 15
620
259
53
Other income 6
1,182
1,921
12

Total revenues and other income 7
150,806
90,924
45,818

Purchases [net of inventory variation]

(53,806)
(35,160)
(20,986)
Operating expenses

(9,608)
(8,598)
(8,831)
Selling, general and administrative expenses

(986)
(780)
(706)
Depreciation, amortisation and net impairment losses 12, 13
(6,391)
(11,719)
(15,235)
Exploration expenses 13
(1,205)
(1,004)
(3,483)
Total operating expenses 9
(71,995)
(57,261)
(49,241)
Net operating income/(loss) 5
78,811
33,663
(3,423)
Interest expenses and other finance expenses
(1,379)
(1,223)
(1,392)
Other financial items
1,172
(857)
556
Net financial items 10
(207)
(2,080)
(836)

Income/(loss) before tax
78,604
31,583
(4,259)
Income tax 11
(49,861)
(23,007)
(1,237)
Net income/(loss)

28,744
8,576
(5,496)

Attributable to equity holders of the company

28,746
8,563
(5,510)
Attributable to non-controlling interests

(3)
14
14
Basic earnings per share (in USD)
9.06
2.64
(1.69)
Diluted earnings per share (in USD)
9.03
2.63
(1.69)
Weighted average number of ordinary shares outstanding

(in millions)
3,174
3,245
3,269
Weighted average number of ordinary shares outstanding, diluted

(in millions)
3,183
3,254
3,277

Equinor, Annual Report on Form 20-F 2022

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Full year
(in USD million) Note 2022 2021 2020
Net income/(loss)

28,744
8,576
(5,496)
Actuarial gains/(losses) on defined benefit pension

plans
461
147
(106)
Income tax effect on income and expenses recognised

in OCI
1)
(105)
(35)
19
Items that will not be reclassified to the Consolidated

statement of income
22
356
111
(87)
Foreign currency translation effects
(3,609)
(1,052)
1,064
Share of OCI from equity accounted investments
424
0
0
Items that may subsequently be reclassified to the Consolidated statement of income
(3,186)
(1,052)
1,064
Other comprehensive income/(loss)
(2,829)
(940)
977
Total comprehensive income/(loss)
25,914
7,636
(4,519)
Attributable to the equity holders of the company
25,917
7,622
(4,533)
Attributable to non-controlling interests
(3)
14
14
1) Other Comprehensive Income (OCI).

Equinor, Annual Report on Form 20-F 2022

CONSOLIDATED BALANCE SHEET

At 31 December
(in USD million) Note 2022 2021
ASSETS
Property, plant and equipment 12
56,498
62,075
Intangible assets 13
5,158
6,452
Equity accounted investments 15
2,758
2,686
Deferred tax assets 11
8,732
6,259
Pension assets 22
1,219
1,449
Derivative financial instruments 28
691
1,265
Financial investments 16
2,733
3,346
Prepayments and financial receivables 16
2,063
1,087
Total non-current assets

79,851
84,618
Inventories 17
5,205
3,395
Trade and other receivables 1) 18
22,452
17,927
Derivative financial instruments 28
4,039
5,131
Financial investments 16
29,876
21,246
Cash and cash equivalents 2) 19
15,579
14,126

Total current assets

77,152
61,826

Assets classified as held for sale 6
1,018
676
Total assets

158,021
147,120
EQUITY AND LIABILITIES
Shareholders’ equity

53,988
39,010
Non-controlling interests

1
14
Total equity 20
53,989
39,024
Finance debt 21
24,141
27,404
Lease liabilities 25
2,409
2,449
Deferred tax liabilities 11
11,996
14,037
Pension liabilities 22
3,671
4,403
Provisions and other liabilities 23
15,633
19,899
Derivative financial instruments 28
2,376
767
Total non-current liabilities

60,226
68,959
Trade, other payables and provisions 24
13,352
14,310
Current tax payable

17,655
13,119
Finance debt 21
4,359
5,273
Lease liabilities 25
1,258
1,113
Dividends payable 20
2,808
582
Derivative financial instruments 28
4,106
4,609
Total current liabilities

43,539
39,005

Liabilities directly associated with the assets classified

as held for sale
6
268
132
Total liabilities

104,032
108,096
Total equity and liabilities

158,021
147,120

Equinor, Annual Report on Form 20-F 2022

1)

Of which Trade receivables of USD
17,334

million in 2022 and USD
15,237

million in 2021.
2)

Includes collateral deposits of USD
6,128

million for 2022 related to certain requirements

set out by exchanges where Equinor is
participating. The corresponding figure for 2021 is

USD
2,069

million.

Equinor, Annual Report on Form 20-F 2022

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from equity
accounted
investments 1)
Shareholders'
equity
Non-
controlling
interests Total equity
At 1 January 2020
1,185
7,732
37,481
(5,258)
0
41,139
20
41,159
Net income/(loss)
(5,510)
(5,510)
14
(5,496)
Other comprehensive income/(loss)
(87)
1,064
977
977
Total comprehensive income/(loss)
(4,519)
Dividends
(1,833)
(1,833)
(1,833)
Share buy-back
(21)
(869)
(890)
(890)
Other equity transactions
(11)
(11)
(15)
(25)
At 31 December 2020
1,164
6,852
30,050
(4,194)
0
33,873
19
33,892
Net income/(loss)
8,563
8,563
14
8,576
Other comprehensive income/(loss)
111
(1,052)
(940)
(940)
Total comprehensive income/(loss)
7,636
Dividends
(2,041)
(2,041)
(2,041)
Share buy-back
(429)
(429)
(429)
Other equity transactions
(15)
(15)
(18)
(33)
At 31 December 2021
1,164
6,408
36,683
(5,245)
0
39,010
14
39,024
Net income/(loss)
28,746
28,746
(3)
28,744
Other comprehensive income/(loss)
356
(3,609)
424
(2,829)
(2,829)
Total comprehensive income/(loss)
25,914
Dividends
(7,549)
(7,549)
(7,549)
Share buy-back
(22)
(3,358)
(3,380)
(3,380)
Other equity transactions
(10)
(10)
(10)
(20)
At 31 December 2022
1,142
3,041
58,236
(8,855)
424
53,988
1
53,989
1)

OCI items from equity accounted investments

that may subsequently be reclassified to the Consolidated

statement of income, are
presented as part of OCI from equity accounted

investments. OCI items that will not be reclassified

to the Consolidated statements of income
will be included in retained earnings.

Please refer to note 20 Shareholders’ equity

and dividends for more details.

Equinor, Annual Report on Form 20-F 2022

CONSOLIDATED STATEMENT

OF CASH FLOWS
Full year
(in USD million) Note 2022 2021 2020
Income/(loss) before tax
78,604
31,583
(4,259)
Depreciation, amortisation and net impairment 12, 13
6,391
11,719
15,235
Exploration expenditures written off 13
342
171
2,506
(Gains)/losses on foreign currency transactions and

balances
(2,088)
(47)
646
(Gains)/losses on sale of assets and businesses 6
(823)
(1,519)
18
(Increase)/decrease in other items related to operating

activities
1)
468
106
918
(Increase)/decrease in net derivative financial instruments 28
1,062
539
(451)
Interest received
399
96
162
Interest paid
(747)
(698)
(730)
Cash flows provided by operating activities before

taxes paid and working capital items
83,608
41,950
14,045
Taxes paid
(43,856)
(8,588)
(3,134)
(Increase)/decrease in working capital
(4,616)
(4,546)
(524)
Cash flows provided by operating activities

35,136
28,816
10,386
Capital expenditures and investments 6
(8,611)
(8,151)
(8,476)
(Increase)/decrease in financial investments
(10,089)
(9,951)
(3,703)
(Increase)/decrease in derivative financial instruments
1,894
(1)
(620)
(Increase)/decrease in other interest-bearing items
(23)
28
202
Proceeds from sale of assets and businesses 6
966
1,864
505
Cash flows provided by/(used in) investing activities
(15,863)
(16,211)
(12,092)
New finance debt 21
0
0
8,347
Repayment of finance debt 21
(250)
(2,675)
(2,055)
Repayment of lease liabilities 25
(1,366)
(1,238)
(1,277)
Dividends paid 20
(5,380)
(1,797)
(2,330)
Share buy-back 20
(3,315)
(321)
(1,059)
Net current finance debt and other financing activities
(5,102)
1,195
1,365
Cash flows provided by/(used in) financing activities 21
(15,414)
(4,836)
2,991
Net increase/(decrease) in cash and cash equivalents
3,860
7,768
1,285
Foreign currency translation effects
(2,268)
(538)
294
Cash and cash equivalents at the beginning of

the period (net of overdraft)
19
13,987
6,757
5,177
Cash and cash equivalents at the end of the

period (net of overdraft)
2) 19
15,579
13,987
6,757
1)

The line item mainly consists of provisions, unrealised

gains and losses and items of income

or expense for which the cash effects are
included in increase/(decrease) in working capital within

operating cash flow and investing cash flows.

The line item includes a fair value
loss related to inventory of USD
672

million at 31 December 2022.

Amount for 2021 includes MUSD (
822
) redetermination settlement for
the Agbami field.

2)

At 31 December 2022 cash and cash equivalents

net overdraft was
zero
. At 31 December 2021 cash and cash equivalents

included a net
overdraft of USD
140

million and at 31 December 2020 net overdraft

were
zero
.
Interest paid
in cash flows provided by operating activities

excludes capitalised interest of USD
382

million, USD
334

million, and USD
308
million for the years ending 31 December 2022, 2021

and 2020, respectively. Capitalised interest is included in Capital expenditures

and
investments in cash flows used in investing activities.

Total interest paid amounts to USD
1,129

million, USD
1,032

million, and USD
1,038
million for the years 2022, 2021 and 2020, respectively.

Equinor, Annual Report on Form 20-F 2022

Notes to the Consolidated financial statements
Table of contents for notes to the financial statements
1 Organisation
2 Accounting policies
3 Consequences of initiatives to limit climate changes
4 Financial risk and capital management
5 Segments
6 Acquisitions and disposals
7 Total revenues and other income
8 Salaries and personnel expenses
9 Auditor’s remuneration and Research and development expenditures
10 Financial items
11 Income taxes
12 Property, plant and equipment
13 Intangible assets
14 Impairments
15 Joint arrangements and associates
16 Financial investments and financial receivables
17 Inventories
18 Trade and other receivables
19 Cash and cash equivalents
20 Shareholders’ equity and dividends
21 Finance debt
22 Pensions
23 Provisions and other liabilities
24 Trade, other payables and provisions
25 Leases
26 Other commitments, contingent liabilities and contingent assets
27 Related parties
28 Financial instruments and fair value measurement
29 Subsequent events

Equinor, Annual Report on Form 20-F 2022

1 Organisation
The Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries.
Equinor ASA

is incorporated and domiciled in
Norway

and
listed on the Oslo Børs (
Norway
) and the New York Stock Exchange (USA). The address of its registered office is
Forusbeen 50, N-
4035 Stavanger, Norway
.
Equinor’s objective is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.

Equinor Energy AS, a
100
% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian
continental shelf, is co-obligor or guarantor for certain debt obligations of Equinor ASA.
The Consolidated financial statements of Equinor for the full year 2022 were approved for issuance by the board of directors on 14
March 2023 and is subject to approval by the annual general meeting on 10 May 2023.
2 Accounting policies
Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with
International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with IFRSs as issued by the
International Accounting Standards Board (IASB), interpretations issued by IASB and the additional requirements of the Norwegian
Accounting Act, effective on 31 December 2022.
Basis of preparation
The Consolidated financial statements are prepared on the historical cost basis with some exceptions where fair value measurement
is applied. These exceptions are specifically disclosed in the accounting policies sections in relevant notes. The material accounting
policies described in these Consolidated financial statements have been applied consistently to all periods presented, except as
otherwise noted in the disclosure related to the impact of policy changes following the adoption of new accounting standards and
voluntary changes in 2022.
Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. All amounts in
the Consolidated financial statements are denominated in USD millions, unless otherwise specified. The subtotals and totals in some
of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.
Operational expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity
with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairment losses are presented
on separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as
Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc.

are presented by their
nature in the notes to the Consolidated financial statements.
Basis of consolidation
The Consolidated financial statements include the accounts of Equinor ASA and its subsidiaries as well as Equinor’s interests in jointly
controlled and equity accounted investments. All intercompany balances and transactions, including unrealised profits and losses
arising from Equinor's internal transactions, have been eliminated.
The Consolidated financial statements include all entities controlled by Equinor ASA. Entities are determined to be controlled by
Equinor when Equinor has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The financial statements of the subsidiaries are included in the Consolidated financial statements from the date control is achieved until the date control ceases.
Non-controlling interests are presented separately within equity in the Consolidated balance sheet.
Foreign currency translation
In preparing the financial statements of the individual entities in Equinor, transactions in currencies other than the functional currency are translated at the foreign exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign
currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange
differences arising on translation are recognised in the Consolidated statement of income as foreign exchange gains or losses within
Net financial items. However, foreign exchange differences arising from the translation of estimate-based provisions are generally accounted for as part of the change in the underlying estimate and included within the relevant operating expense or income tax line-
items depending on the nature of the provision. Non-monetary assets measured at historical cost in a foreign currency are translated
using the exchange rate at the date of the transactions.

Equinor, Annual Report on Form 20-F 2022

When preparing the Consolidated financial statements, the assets and liabilities of entities with functional currencies other than the
Group’s presentation currency USD are translated into USD at the foreign exchange rate at the balance sheet date. The revenues and
expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange
differences arising on translation from functional currency to USD are recognised separately in the

Consolidated statement of
comprehensive income within Other comprehensive income (OCI). The cumulative amount of such translation differences relating to
an entity is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.
Loans from Equinor ASA to subsidiaries and equity accounted investments with other functional currencies than the parent company,
and for which settlement is neither planned nor likely in the foreseeable future, are considered part of the parent company’s net
investment in the subsidiary. Foreign exchange differences arising on such loans are recognised in OCI in the Consolidated financial statements.
Statement of cash flows
In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss)

before tax is adjusted
for changes in inventories and operating receivables and payables, the effects of non-cash items such as depreciations,

amortisations
and impairments, provisions, unrealised gains and losses and undistributed profits from associates, and items of income or expense
for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments,

Increase/decrease in
derivative financial instruments, and Increase/decrease in other interest-bearing items are all presented net as part of Investing
activities, either because the transactions are financial investments and turnover is quick, the amounts are large, and the maturities
are short, or due to materiality.
--------------------------------------------------------------------------------------------------------------------------------
Accounting judgement and key sources of estimation uncertainty
The preparation of the Consolidated financial statements requires management to make accounting judgements, estimates and
assumptions affecting reported amounts of assets, liabilities, income and expenses.
The main areas where Equinor has made significant judgements when applying the accounting policies and that have the most material effect on the amounts recognised in the Consolidated financial statements have been described in the following notes:
6 – Acquisitions and disposals
7 – Total revenues and other income
25 – Leases
Estimates used in the preparation of these Consolidated financial statements are prepared based on customised models,

while the
assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors
that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form
the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other
sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going
basis considering the current and expected future set of conditions.
Equinor is exposed to several underlying economic factors affecting the overall results, such as commodity prices, foreign currency
exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in
these factors. The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to
several of these economic assumptions. In addition, Equinor's results are influenced by the level of production, which in the short term
may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field developments and operating activities.
The most important matters in understanding the key sources of estimation uncertainty are described in each of the following notes:
3 – Consequences of initiatives to limit climate changes
11 – Income taxes
12 – Property, plant and equipment
13 – Intangible assets
14 – Impairments
23 – Provisions and other liabilities
26 – Other commitments, contingent liabilities and contingent assets
--------------------------------------------------------------------------------------------------------------------------------
Changes in accounting policies in the current period
Amendments to IAS 1 and IFRS practice statement 2: Replacing Significant accounting policies with Material accounting
policies
IASB has issued amendments to IAS 1 Presentation of financial statements and IFRS

Practice Statement 2 Making Materiality
Judgements. These amendments are intended to help entities apply materiality judgements to accounting policy disclosures and
provide additional guidance and illustrative examples. The amendments are effective for annual periods beginning on or after 1

Equinor, Annual Report on Form 20-F 2022

January 2023. Earlier application is permitted, and Equinor has applied the amendments with effect from these Consolidated financial
statements.
Accounting policy information should be considered material if its disclosure can reasonably be expected to influence user decisions
and therefore is needed to understand other information provided about material transactions, other events, or conditions in the
financial statements. IASB has acknowledged that standardised information, or information that only duplicates or summarises the
requirements of the IFRS -standards, is generally less useful than entity-specific accounting policy information.

Even though such
information could be material in specific circumstances, Equinor has focused the accounting policy disclosures on Equinor-specific
policy choices, disclosing only those accounting policies that are considered necessary to understand other material information in the
Consolidated financial statements of Equinor.
Other standards, amendments to standards and interpretations of standards, effective as of 1 January 2022
Other amendments to standards or interpretations of standards effective as of 1 January 2022 and adopted by Equinor, were not
material to Equinor’s Consolidated financial statements upon adoption.
Other standards, amendments to standards, and interpretations of standards, issued but not yet effective, are either not expected to
materially impact, or are not expected to be relevant to, Equinor's Consolidated financial statements upon adoption.
3 Consequences of initiatives to limit climate changes
Accounting policies - c ost of CO
2

quotas
Purchased CO
2

quotas under the EU Emissions Trading System (EU ETS) are reflected at cost in Operating expenses as incurred in line with emissions. Accruals for CO
2

quotas required to cover emissions to date are valued at market price and reflected as a current liability within Trade, other payables and provisions. Quotas owned, but exceeding the emissions incurred to date, are carried in the balance sheet at cost price, classified as Other current receivables, as long as such purchased quotas are acquired in order to cover own emissions and may be kept to cover subsequent years’ emissions.
Quotas purchased and held for trading purposes are carried in the balance sheet at fair value, and the changes in fair value are reflected in the Consolidated statement of income on the line-item Other income.
Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid and expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.

----------------------------------------------------------------------------------------------------------------------------------------
Equinor’s strategy and ambitions
Equinor’s ambition is to continue supplying society with energy with lower emissions over time, to be a leading company in the energy
transition and becoming a net-zero company by 2050, including emissions from production through to final energy consumption.
Equinor’s strategy is to create value as a leader in the energy transition by pursuing high-value growth in renewables and new market
opportunities in low carbon solutions at the same time as we optimise our oil and gas portfolio. This strategy covers three strategically
important and interconnected areas:
●

Oil and gas. Equinor’s main focus is optimising our resources, cutting emissions in our operations and identifying new procedures
that enable us to continue supplying energy that the world needs with a low footprint.
●

Renewables. There is an apparent global demand for more renewable energy, and Equinor’s investments in offshore wind and solar are growing exponentially to meet this demand.
●

Low carbon solutions. Equinor will continue its investments in new technologies and value chains for producing lower emissions
by replacing the use of carbon when generating new energy or capturing and removing the greenhouse gases before they reach
the atmosphere. Even though carbon capture and storage (CCS) has existed as a technology for many decades,

it takes time to
develop the value chains and carbon capture and storage has yet to be implemented as a revenue-generating service to the
market on a full scale.
Risks arising from climate change and the transition to a lower carbon economy
Policy, legal, regulatory,

market and technology developments related to the issue of climate change, can affect our business plans and financial performance. Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor’s strategy. Equinor’s long-term plans have to consider how the global energy markets
may develop in the long term. Potential scenarios of future changes in demand for our products (oil, gas and power in key markets)
are analysed, including World Energy Outlook 2022 (WEO) scenarios that illustrate the wide range of possible demand for different
energy sources, including fossil fuels, nuclear and renewables. Commodity price sensitivities are presented in a table below and in
note 14 Impairments.

Equinor, Annual Report on Form 20-F 2022

Equinor assesses climate risk from two perspectives: transition risk, which relates to the financial robustness of the company’s
business model and portfolio in various decarbonisation scenarios; and physical climate risk, which relates to the exposure of our
assets to climate-related perils in different warming scenarios. Equinor’s climate roadmap and all of our climate-related ambitions are
a response to these challenges and risks related to climate change.
●

Stricter climate laws, regulations and policies as well as adverse litigation outcomes could adversely impact Equinor's financial
results and outlook, including the value of its assets. This might be directly through regulatory changes towards energy systems
free of unabated fossil fuels, changes in taxation, increased costs, access to opportunities, or indirectly through changes in
consumer behaviour or technology developments.

●

Changing demand for renewable energy and low-carbon technologies, and innovation and technology changes supporting their
cost-competitive development, represent both threats and opportunities for Equinor. We assess and manage climate-related risks related to technology development and implementation across our portfolio, as well as recognising risks related to competing or
emerging technologies elsewhere. Examples of relevant technologies within our portfolio include carbon capture and storage
(CCS), blue/green hydrogen, battery technology, solar and wind renewable energy, nuclear fusion, low CO
2

intensity solutions,
improvements in methane emissions and application of renewables in oil and gas production.
●
Market development and our ability to reduce costs and capitalize on technology improvements are important but unpredictable
risk factors. Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions, and changes in
investor and societal sentiment can affect our access to capital markets, attractiveness for investors, and potentially restrict
access to finance or increase financing costs.
●

Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to
diminishing returns within the renewable and low carbon industries and hinder Equinor ambitions.

These investments may be
exposed to interest rate risk and inflation risk.
●

Changes in physical climate parameters could impact Equinor through increased costs or incidents affecting Equinor’s operations. Examples of acute physical parameters that could impact Equinor’s facility design and operations include increasing
frequency and severity of extreme weather events such as extreme windspeeds, wave-heights or flooding. Examples of chronic
physical climate parameters include limitations in freshwater availability, a pattern with generally increased wind speeds and as most of Equinor’s physical assets are located offshore, a key potential chronic physical climate impact is expected to be rising
sea level accompanied with increased wave heights. As we continue to build our renewable portfolio, unexpected changes in
meteorological parameters, such as average wind speed or changes in wind patterns and cloud cover that affect renewable
energy production will also be important factors to consider. Physical risk factors are mitigated through technical and engineering functions in design, operations and maintenance, with due consideration of how the external physical environment may be
changing. However, there is uncertainty regarding the magnitude of impact and time horizon for the occurrence of physical impacts of climate change, which leads to uncertainty regarding the potential impact for Equinor.
Impact on Equinor’s financial statements
CO
2
-cost and EU ETS carbon credits
Our oil & gas operations in Europe are part of the EU Emission Trading Scheme (EU ETS). Equinor buys EU

ETS allowances (quotas
or carbon credits) for the emissions related to our oil & gas production and processing. Currently we receive a share of free quotas
according to the EU ETS regulation. The share of free quotas is expected to be significantly reduced in the future.
Total expensed CO
2

cost related to emissions and purchase of CO
2
quotas in Equinor related to activities resulting in GHG emissions
(Equinor’s share of the operating licences in addition to our land-based facilities)

amounts to USD
510

million in 2022, USD
428
million in 2021, and USD
268

million in 2020. A large portion of the cost of CO
2

in Equinor is related to the purchase of EU ETS
quotas. The table below shows an analysis of number of quotas utilised by Equinor’s operated licences and land-based facilities
subject to the requirements under EU ETS:
Number of EU ETS quotas 2022 2021
Opening balance at 1 January
11,026,286
11,027,242
Allocated free quotas
3,697,089
3,560,286
Purchased quotas on the ETS market
5,985,000
7,605,265
Sold quotas on the ETS market
0
(135,177)
Settled quotas (offset against emissions)
(9,925,999)
(11,031,330)
Closing balance at 31 December
10,782,376
11,026,286

Equinor, Annual Report on Form 20-F 2022

Investments in renewables
The energy transition creates many new business opportunities, primarily related to further development of Equinor’s renewables
business and within CCS. Driven by the energy transition and an increasing demand for electricity from renewable energy sources,
Equinor continues to build its renewable business. We focus on offshore wind and also explore opportunities within onshore renewables and integrated power market solutions. At present, Equinor’s renewable portfolio spans multiple continents and
technologies– onshore and offshore – and different ownership structures:
●

In operation: Mainly offshore wind in UK and Germany and solar farms in Brazil and Argentina
●

In construction: The most significant projects are the Dogger Bank projects in UK (SSE operated) and Hywind Tampen in Norway
in addition to construction of solar plants in Poland
●

Additional capacity has secured offtake, mainly offshore wind projects in the US and Poland
●

Accessed pipeline capacity (currently without offtake). This includes offshore wind in the US and South Korea and solar and
onshore wind projects in Brazil and Poland
●

Equinor also holds a
13.1
% shareholding in Scatec ASA, a leading renewable power producer, delivering affordable and clean energy worldwide
Equinor’s investments in renewables and low carbon solutions projects are included as Additions to PP&E, intangibles and equity
accounted investments in the REN-segment in note 5 Segments and amounts to USD
298

million in 2022 and USD
457

million in
2021. Equinor's ambition is to become a global offshore wind major and an industry leader in floating offshore wind, drawing on our
extensive offshore experience to drive the industry forward. In addition, Equinor explores opportunities within onshore renewables.
Investments in CCS
Through our activities within CCS, we are building capabilities and a competitive position for future business opportunities and a new
revenue stream related to disposal of CO
2

from customers such as from waste incineration and cement production and would also be basis for solutions for decarbonised hydrogen as an energy carrier which would also be a flexible solution to backup intermittent
renewables in Europe. Equinor is making significant steps to industrialise CCS and we are already involved in the Northern Lights
project in Norway providing CO
2

transport and storage solutions (in partnership with Shell and TotalEnergies). It represents the start of commercial CCS in Europe and is on track to demonstrate that CCS is a valid decarbonisation solution for important industry sectors.
Equinor has during 2022 contributed with USD
36

million to the company as capital increases (USD
21

million in 2021).
Research and development activities (R&D)
In addition to the beforementioned significant financial effects, Equinor is also involved in several activities within

R&D. Several of
these activities are related to optimising our oil and gas activities and cutting emissions from our activities as well as developing new
business opportunities within renewables or low carbon solutions. Financial effects from Equinor’s total

R&D activities can be located
in note 9 Auditor’s remuneration and Research and development expenditures

(expensed R&D) and in note 12 Property, Plant &
Equipment (capitalised R&D).
Effects on estimation uncertainty
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the
economic assumptions in our estimations of future cash flows. The results of the development of such initiatives, and the degree to
which Equinor’s operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, as this comprises assessing the future development in supply and demand, technology
change, taxation, tax on emissions, production limits and other important factors. The assumptions may change over time, which
could materialise in different outcomes from the current projected scenarios. This could result in significant changes to accounting
estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations), value-in-use calculations (affects impairment assessments) and measurement of deferred tax assets.
Commodity prices
Equinor’s commodity price assumptions applied in value-in-use impairment testing, are set in accordance with requirements in IFRS
and based on management’s best estimate of the development of relevant current circumstances and the likely future development of
such circumstances. This price-set is currently not equal to a price-set required to achieve the goals in the Net Zero Emissions (NZE)
by 2050 Scenario, nor a price-set in accordance with the Announced Pledges Scenario as defined by the International Energy Agency
(IEA). A future change in the trajectory of how the world acts with regards to implementing actions in accordance with the goals in the
Paris agreement could, depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of
Equinor’s property, plant and equipment in total. A calculation of a possible effect of using the assumed commodity prices and CO
2
prices in a 1.5 o
C compatible NZE by 2050 Scenario as estimated by IEA could result in an impairment of upstream production assets
and intangible assets around USD
4

billion before tax, see the sensitivity table below.
Similarly, we have calculated the possible effect of using prices according to the Announced Pledges Scenario, a scenario which is based on all of the climate-related commitments announced by governments around the Globe.

Using this scenario, the world is
expected to reach a 1.8 o C increase in the year 2100, and this could result in an impairment of less than USD
0.5

billion before tax
using the same simplified model, see the sensitivity table below.

Equinor, Annual Report on Form 20-F 2022

These illustrative impairment sensitivity calculations are based on a simplified model and limitations described in note 14 Impairments.
However, when preparing these illustrative scenario sensitivities, we have linearly interpolated between current prices and the price set disclosed in the table below for both the NZE by 2050 scenario and the Announced pledges scenario. Applying this simplified
approach, the illustrative potential impairments are significantly lower than the amount disclosed in note 14 Impairments where an
immediate
30
% reduction in commodity prices has been applied, also considering a somewhat declining production profile,
concentrated before the year 2030 for our producing and sanctioned development projects and the effects of discounting.
Cost of CO
2
The EU ETS price has increased significantly from
25

EUR/tonne in 2020. The average cost of EU ETS allowances was
81
EUR/tonne in 2022 (
54

EUR/tonne in 2021). The price is expected to remain high, in the region of
80

EUR/tonne for the next couple of
years. Then the price is expected to be
105

EUR/tonne in 2040 and thereafter increasing to
130

EUR/tonne in 2050. As such, Equinor
expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today, and a
global tax on CO
2

emissions will have a negative impact on the valuation of Equinor’s oil and gas assets. Currently, Equinor pays CO
2
fees in Norway, the UK, Germany and Nigeria. Norway’s Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021))
which assumes a gradually increased CO
2

tax (the total of EU ETS + Norwegian CO
2

tax) in Norway to
2,000

NOK/tonne in 2030 is
used for impairment calculations of Norwegian upstream assets.
Equinor’s response to this risk is evaluation of carbon intensity on both project and portfolio level in our investment and divestment
decisions. We have also introduced an internal carbon price, currently set at
58

USD/tonne and increasing towards
100

USD/tonne by
the year 2030 and staying flat thereafter (in countries with higher carbon costs, we use the country specific cost expectations), to be
used in our investment decisions. This cost-scenario is uncertain, but this extra cost serves as a placeholder for possible future CO
2
pricing systems, making sure our assets are financially robust in such a scenario. As such, climate considerations are a part of the
investment decisions following Equinor’s strategy and commitments to the energy transition.
Climate considerations are also included in the impairment calculations directly by estimating the CO
2

taxes in the cash flows.
Indirectly, the expected effect of climate change is included in the estimated commodity prices where supply and demand are considered. The CO
2

prices also have effect on the estimated production profiles and economic cut-off of the projects. Impairment calculations are based on best estimate assumptions. To reflect that carbon will have a cost for all our assets, the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has
not established specific estimates.
Sensitivity table
In this table, we have presented some relevant prices and variables and the anticipated future development compared to our
managements’ best estimate and an illustrative potential impairment effect given these scenarios. The scenario price-sets have been
retrieved from IEA’s report, World Energy Outlook 2022. Prices are adjusted for inflation and presented in Real 2022. USD
2

per bbl of
transportation cost has been added to the brent-prices in the scenarios for comparability with our current best estimate
:
Management's price assumptions 1) NZE by 2050 scenario Announced Pledged Scenario
Brent blend, 2030
75
USD/bbl
40
USD/bbl
71
USD/bbl
Brent blend, 2040
70
USD/bbl
34
USD/bbl
69
USD/bbl
Brent blend, 2050
65
USD/bbl
28
USD/bbl
67
USD/bbl
TTF, 2030
9.5
USD/MMBtu
5.0
USD/MMBtu
8.5
USD/MMBtu
TTF, 2040
9.0
USD/MMBtu
4.5
USD/MMBtu
7.7
USD/MMBtu
TTF, 2050
9.0
USD/MMBtu
4.1
USD/MMBtu
6.8
USD/MMBtu
EU ETS 2), 3) , 2030
94
USD/tCO
2
152
USD/tCO
2
146
USD/tCO
2
EU ETS 2), 3) , 2040
124
USD/tCO
2
222
USD/tCO
2
189
USD/tCO
2
EU ETS 2), 3) , 2050
153
USD/tCO
2
271
USD/tCO
2
216
USD/tCO
2
Illustrative potential impairment (USD) ~
4.0
billion <
0.5
billion
1)
Management’s future commodity price assumptions

applied when estimating value in use, see note 14

Impairments
2)

Scenarios: Price of CO
2

quotas in advanced economies with net zero pledges,

not including any other CO
2

taxes
3)

EU ETS price assumptions have been translated from EUR

to USD using Equinor’s assumptions for currency rates, EUR/USD

=
1,176
Robustness of our upstream oil & gas portfolio, and risk of stranded assets
The transition to renewable energy, technological development and the expected reduction in global demand for carbon-based energy, may have a negative impact on the future profitability of investments in upstream oil and gas assets, in particular assets with long estimated useful lives, projects in an early development phase and undeveloped assets controlled by Equinor. Equinor uses
scenario analysis to outline different possible energy futures and several of these imply lower oil and natural gas prices. If they
decrease, the oil and gas revenues will also decrease, and potentially reduce the economic lifetime of some assets. Equinor seeks to
mitigate this risk by focusing on improving the resilience of the existing upstream portfolio, maximising the efficiency of our

Equinor, Annual Report on Form 20-F 2022

infrastructure on the Norwegian Continental Shelf and optimising our high-quality international portfolio. Equinor will continue to add
high value barrels to the portfolio through exploration and increased recovery, and NCS cash flow and value creation are expected to remain high also beyond 2030. The NCS project portfolio is very robust against potential low oil and gas prices and actions are in
place to both maintain cost discipline across the company and ensure robustness of the non-sanctioned oil and natural gas projects.
Equinor will also continue to selectively explore for new resources with a focus on mature areas with existing infrastructure to minimise
emissions and maximise value. During the transition, Equinor anticipates allocating a smaller share of our capital expenditure to oil
and gas in the coming years and the volume of production is likely to decrease over time. Reaching our
50

percent reduction ambition
for operated scope 1 and 2 emissions will require a focused and coordinated effort across the company on executing and maturing
abatement projects, improving energy efficiency of offshore and onshore assets, developing new technologies, and strengthening resilience in the portfolio. The abatement projects primarily include electrification of offshore assets in Norway, mainly by power from shore but also including innovations such as Hywind Tampen, our floating wind farm powering offshore oil and gas platforms. In combination with our focus on renewables and CCS, these abatement projects are expected to reduce Equinor’s emissions
sufficiently to support our mid-term ambitions. As such, Equinor’s plans to become a net-zero company by 2050 have currently not
resulted in the identification of additional assets being triggered for impairment or earlier cessation.
Any future exploration may be restricted by regulations, market and strategic considerations. Provided that the economic assumptions
would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialize,

assets at risk mainly
comprise the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total carrying
value of USD
3,634

million. See note 13 Intangible assets for more information regarding Equinor’s intangible assets.
Timing of Asset Retirement Obligations (ARO)
As mentioned above, there are currently no assets triggered for earlier cessation as a result of Equinor’s plans to become a net-zero
company by 2050. But, if the business cases of Equinor’s oil and gas producing assets in the future should change materially due to governmental initiatives to limit climate change, this could affect the timing of cessation of our assets and also our asset retirement
obligations. A shorter production period, accelerating the time for when assets need to be removed after ended production, will
increase the carrying value of the liability. To

illustrate the potential financial effect of earlier removal, we have estimated the effect of performing removal five years earlier than currently scheduled to an increase in the liability of around USD
1

billion. See note 23
Provisions and other liabilities for more information regarding Equinor’s ARO.
4 Financial risk and capital management
General information and financial risks
Equinor's business activities naturally expose Equinor to financial risks such as market risk (including commodity price risk, currency
risk, interest rate risk and equity price risk), liquidity risk and credit risk. Equinor’s approach to risk management includes assessing
and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most
important market risks and the natural hedges inherent in Equinor’s portfolio. This approach allows Equinor to reduce the number of
risk management transactions and avoid sub-optimisation.
The corporate risk committee, which is headed by the chief financial officer, is responsible for Equinor’s Enterprise Risk Management and for proposing appropriate measures to adjust risk at the corporate level. This includes assessing

Equinor’s financial risk policies.
Market risk
Equinor operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks
including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues
and costs of operating, investing, and financing. These risks are managed primarily on a short-term basis with a focus on achieving
the highest risk-adjusted returns for Equinor within the given mandate. Long-term exposures are managed at the corporate level,
while short-term exposures are managed according to trading strategies and mandates. Mandates in the trading organisations within
crude oil, refined products, natural gas,

and electricity are relatively restricted compared to the total market risk of Equinor.
Commodity price risk
Equinor’s most important long-term commodity risk (crude oil and natural gas)

is related to future market prices as Equinor´s risk
policy is to be exposed to both upside and downside price movements. In the longer term, also power price risk is to a large extent
expected to contribute to Equinor’s commodity price risk portfolio. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures,

options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas, power and emissions. Equinor’s bilateral gas sales
portfolio is exposed to various price indices with a combination of gas price markers.
The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter-
Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas, power, and emission derivatives is usually three years or less, and they are mainly

Equinor, Annual Report on Form 20-F 2022

OTC physical forwards and options, NASDAQ OMX Oslo forwards, and futures traded on the European

Energy Exchange (EEX),
NYMEX and ICE.
The table below contains the commodity price risk sensitivities of Equinor's commodity-based derivative contracts. Equinor's assets
and liabilities resulting from commodity-based derivative contracts consist of both exchange traded and non-exchange traded
instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the

Consolidated balance
sheet.
Price risk sensitivities at the end of 2022 and 2021 at
30
% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging
relationships, any changes in the fair value would be recognised in the Consolidated statement of income.
Commodity price sensitivity At 31 December
2022 2021
(in USD million) - 30% + 30% - 30% + 30%
Crude oil and refined products net gains/(losses)
666
(666)
735
(735)
Natural gas, electricity and CO2 net gains/(losses)
(3)
140
227
(141)
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
The following currency risk sensitivity for financial instruments has been calculated, by assuming

a
12
% reasonable possible change
in the most relevant foreign currency exchange rates that impact Equinor’s financial accounts, based on balances at 31 December
2022. As of 31 December 2021, a change of
10
% in the most relevant foreign currency exchange rates was viewed as a reasonable
possible change. With reference to the table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a
change in the foreign currency exchange rates would impact the Consolidated statement of income.
Currency risk sensitivity At 31 December
2022 2021
(in USD million) - 12% + 12% - 10% + 10%
USD net gains/(losses)
(1,497)
1,497
(1,789)
1,789
NOK net gains/(losses)
1,583
(1,583)
2,144
(2,144)
Interest rate risk
Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP) and some of these bonds are
converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond
portfolio based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating
mix on interest rate exposure may vary from time to time. For more detailed information about Equinor’s long-term debt portfolio see
note 21 Finance debt.
The following interest rate risk sensitivity has been calculated by assuming a change of
1.2

percentage points as a reasonable
possible change in interest rates at the end of 2022. In 2021, a change of
0.8

percentage points in interest rates was viewed as a
reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the
Consolidated statement of income, while an increase in interest rates will have an estimated negative impact on net financial items in
the Consolidated statement of income.
Interest risk sensitivity At 31 December
2022
2021
(in USD million)

- 1.2 percentage
points
+ 1.2 percentage
points

- 0.8 percentage
points
+ 0.8 percentage
points
Positive/(negative) impact on net financial items
369
(366)
448
(448)

Equinor, Annual Report on Form 20-F 2022

Equity price risk
Equinor’s captive insurance company holds listed equity securities as part of its portfolio.

In addition, Equinor holds some other listed
and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk,
defined as the risk of declining equity prices, which can result in a decline in the carrying value of certain Equinor’s assets recognised
in the balance sheet. The equity price risk in the portfolio held by Equinor’s captive insurance company is managed, with the aim of
maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.
The following equity price risk sensitivity has been calculated, by assuming a
35
% reasonable possible change in equity prices that
impact Equinor’s financial accounts, based on balances at 31 December 2022. At 31 December

2021, a change of
35
% in equity
prices was equally viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in
equity prices would impact the Consolidated statement of income.
Equity price sensitivity At 31 December
2022
2021
(in USD million) - 35% + 35% - 35% + 35%
Net gains/(losses)
(450)
450
(534)
534
Liquidity risk
Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of
liquidity management is to ensure that Equinor always has sufficient funds available to cover its financial obligations.
The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments made six times per year.
Trading in collateralised commodities and financial contracts also exposes Equinor to liquidity risk related to potential collateral calls from counterparties.

If the cash flow forecasts indicate that the liquid assets will fall below target levels,

new long-term funding will be considered. Equinor
raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes.

The policy is to have a maturity profile
with repayments not exceeding
5
% of capital employed in any year for the nearest five years. Equinor’s non-current financial liabilities
have a weighted average maturity of approximately nine years. For more information about

Equinor’s non-current financial liabilities,
see note 21 Finance debt.
Short-term funding needs will normally be covered by the USD
5.0

billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD
6.0

billion, supported by
19

core banks,
maturing in 2025
. The facility supports secure access to
funding, supported by the best available short-term rating. As at 31 December 2022 the facility has not been drawn upon.
The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor’s financial liabilities.

Equinor, Annual Report on Form 20-F 2022

At 31 December
2022 2021
(in USD million)
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Year 1
20,172
1,325
1,065
18,841
1,183
175
Year 2 and 3
6,292
1,421
752
6,684
1,262
211
Year 4 and 5

5,785
504
486
6,140
656
318
Year 6 to 10
8,749
465
1,202
10,636
642
588
After 10 years
11,204
120
706
12,849
158
187
Total specified
52,202
3,835
4,211
55,150
3,901
1,479
Credit risk
Credit risk is the risk that Equinor’s customers or counterparties will cause Equinor financial loss by failing to honour their obligations.
Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments,

derivative financial
instruments and deposits with financial institutions. Equinor uses risk mitigation tools to reduce or control credit risk both on a
counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments,

and cash collateral.
Prior to entering into transactions with new counterparties, Equinor’s credit policy requires all counterparties to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor’s assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business information. All counterparties are re-assessed regularly.
Equinor has

pre-defined limits

for the

absolute credit

risk level

allowed at

any given

time on

Equinor’s portfolio

as well

as maximum
credit exposures for individual counterparties. Equinor monitors the portfolio on a regular basis and individual exposures against limits
on a daily basis.

Equinor’s total credit

exposure is geographically

diversified among a

number of counterparties within

the oil and

energy
sector, as well

as larger

oil and

gas consumers

and financial

counterparties. The

majority of

Equinor’s credit

exposure is

with investment-
grade counterparties.
The following table contains the carrying amount of Equinor’s financial receivables and derivative financial instruments split by
Equinor’s assessment of the counterparty's credit risk. Trade and other receivables include
1
% overdue receivables of more than 30
days. A provision has been recognised for expected credit losses of trade and other receivables using the expected credit loss model.
Only non-exchange traded instruments are included in derivative financial instruments.
(in USD million)
Non-current
financial
receivables
Trade and other
receivables
Non-current
derivative
financial
instruments
Current derivative
financial
instruments
At 31 December 2022
Investment grade, rated A or above
1,633
6,125
390
1,715
Other investment grade
12
8,725
41
1,393
Non-investment grade or not rated
14
6,761
259
931
Total financial assets
1,659
21,611
690
4,039
At 31 December 2021
Investment grade, rated A or above
452
3,637
1,103
2,902
Other investment grade
18
8,930
0
1,524
Non-investment grade or not rated
238
4,624
162
705
Total financial assets
708
17,191
1,265
5,131
For more information about Trade and other receivables, see note 18 Trade and other receivables.

Equinor, Annual Report on Form 20-F 2022

The table below presents the amounts offset under the terms of various master netting agreements for financial assets and liabilities.
Amounts not qualifying for offsetting consists of collateral receipts or payments which usually is settled on a gross basis. Normally
these amounts will offset in a potential default situation. There exist no restrictions on collaterals received.
(in USD million)
Gross amounts of
recognised
financial assets/
liabilities
Gross amounts
offset in the
balance sheet
Net amounts
presented in the
balance sheet
Amounts of
remaining rights
to set-off not
qualifying for
offsetting Net amount
At 31 December 2022
Financial assets
Trade receivables
25,607
7,464
18,143
0
18,143
Collateral receivables
19,043
15,575
3,468
3,468
0
Derivative financial instruments
30,078
25,348
4,730
1,708
3,022
Total financial assets
74,728
48,387
26,341
5,176
21,165
Financial liabilities
Trade payables
19,913
7,464
12,449
0
12,449
Collateral liabilities
15,479
13,907
1,572
1,571
1
Derivative financial instruments
33,497
27,015
6,482
3,605
2,877
Total financial liabilities
68,889
48,386
20,503
5,176
15,327
(in USD million)
Gross amounts of
recognised
financial assets/
liabilities 1)
Gross amounts
offset in the
balance sheet 1)
Net amounts
presented in the
balance sheet
Amounts of
remaining rights
to set-off not
qualifying for
offsetting Net amount
At 31 December 2021
Financial assets
Trade receivables
20,061
4,445
15,616
0
15,616
Collateral receivables 1)
9,902
8,327
1,576
1,576
0
Derivative financial instruments 1)
32,493
26,097
6,396
2,771
3,625
0
Total financial assets 1)
62,456
38,869
23,588
4,347
19,241
0
Financial liabilities 0
Trade payables
16,795
4,445
12,350
0
12,350
Collateral liabilities 1)
9,851
7,580
2,271
2,271
0
Derivative financial instruments 1)
32,218
26,844
5,375
2,076
3,299
Total financial liabilities 1)
58,864
38,869
19,996
4,347
15,649
1) Gross amounts have been restated due to reassessment of certain exchange traded derivatives and related collaterals previously
not recognised on the Consolidated balance sheet, with no effect on net amounts presented.
Capital management

Equinor, Annual Report on Form 20-F 2022

The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient
financial flexibility. Equinor’s primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor’s current long-term ratings are AA- with a stable outlook (including one notch uplift)
and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody’s, respectively. In order to monitor financial robustness, a key ratio utilised by Equinor is the non-GAAP metric of “Net interest-bearing debt adjusted (ND)

to Capital employed adjusted*
(CE)”.
At 31 December
(in USD million) 2022 2021
Net interest-bearing debt adjusted, including lease

liabilities (ND1)
(6,750)
3,236
Net interest-bearing debt adjusted (ND2)
(10,417)
(326)
Capital employed adjusted, including lease liabilities

(CE1)
47,239
42,259
Capital employed adjusted (CE2)
43,571
38,697
Net debt to capital employed adjusted*, including lease

liabilities (ND1/CE1)
(14.3%)
7.7%
Net debt to capital employed adjusted* (ND2/CE2)
(23.9%)
(0.8%)
ND1 is defined as Equinor's interest-bearing financial liabilities less cash and cash equivalents and current financial investments,
adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD
6,538

million and USD
2,369

million for 2022 and 2021, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1.
ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD
3,668

million and USD
3,562

million for 2022 and 2021,
respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.
5 Segments
Accounting policies
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's corporate executive committee (CEC). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P

International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables

(REN) correspond to the operating segments. The
operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those described in these Consolidated financial statements, except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement
obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The
measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets,
total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of
crude oil, gas,

and related products, are performed at defined internal prices which have been derived from market prices. The
transactions are eliminated upon consolidation.
With effect from 2022, Equinor changed the measurement basis for the segments related to leases. Up to and including 2021, all
leases were presented within the Other segment and lease costs were allocated to the operating segments based on underlying lease
payments with a corresponding credit in the Other segment. With effect from 2022, lease contracts are accounted for in accordance
with IFRS 16 Leases in all segments. This change does not affect Equinor’s Consolidated financial statements except the segment
disclosures in this note. Comparative numbers in the segments have been restated.
----------------------------------------------------------------------------------------------------------------------------------------
The Exploration & Production operating segments are responsible for the discovery and appraisal of new resources, commercial
development and safe and efficient operation of the oil and gas portfolios within their respective geographical areas: E&P Norway on
the Norwegian continental shelf, E&P USA in USA and E&P International worldwide outside of E&P Norway and E&P USA.
PDP is responsible for global project development, well deliveries, and sourcing across Equinor.

Equinor, Annual Report on Form 20-F 2022

TDI encompasses research, technology development, specialist advisory services, digitalisation, IT, improvement, innovation, and ventures and future business.
MMP is responsible for the marketing, trading, processing and transportation of crude oil and condensate,

natural gas, NGL and
refined products, and includes refinery, terminals, and processing plant operation. MMP is also managing power and emissions trading and the development of transportation solutions for natural gas, liquids, and crude oil, including pipelines,

shipping, trucking and rail. In
addition, MMP is in charge of low carbon solutions in Equinor.
REN is developing, exploring, investing in, and operating areas within renewable energy such as offshore wind, green hydrogen,
storage solutions, and solar power.
Segment information for the years ended 31 December 2022, 2021, and 2020 are presented below. For revenues per geographical area, please see note 7 Total revenues and other income. For further information on the following items affecting the segments, please refer to the related notes: note 6 Acquisitions and disposals, note 14 Impairments, and note 26 Other commitments, contingent
liabilities, and contingent assets.
2022
E&P
Norway

E&P
International E&P USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income
1,299
1,134
305
147,173
127
149
0
150,186
Revenues inter-segment
74,631
6,124
5,217
527
0
55
(86,554)
0
Net income/(loss) from equity accounted
investments
0
172
0
406
58
(16)
0
620
Total revenues and other income

75,930
7,431
5,523
148,105
185
187
(86,554)
150,806
Purchases [net of inventory variation]
0
(116)
0
(139,916)
0
0
86,227
(53,806)
Operating, selling, general and
administrative expenses
(3,782)
(1,698)
(938)
(4,591)
(265)
(223)
904
(10,595)
Depreciation and amortisation
(4,986)
(1,445)
(1,422)
(881)
(4)
(142)
0
(8,878)
Net impairment (losses)/reversals
819
(286)
1,060
895
0
0
0
2,487
Exploration expenses
(366)
(638)
(201)
0
0
0
0
(1,205)
Total operating expenses
(8,315)
(4,183)
(1,501)
(144,493)
(269)
(365)
87,131
(71,995)
Net operating income/(loss)
67,614
3,248
4,022
3,612
(84)
(178)
577
78,811
Additions to PP&E, intangibles and equity
accounted investments
4,922
2,623
764
1,212
298
176
0
9,994
Balance sheet information
Equity accounted investments

3
550
0
688
1,452
65
0
2,758
Non-current segment assets

28,510
15,868
11,311
4,619
316
1,031
0
61,656
Non-current assets not allocated to
segments

15,437
Total non-current assets

79,851
Assets classified as held for sale
0
1,018
0
0
0
0
0
1,018

Equinor, Annual Report on Form 20-F 2022

2021
E&P
Norway 1)
E&P
International 1)
E&P

USA 1) MMP 1) REN 1) Other 1)
Eliminations 1
) Total (in USD million)
Revenues third party, other revenue and
other income 1)
414
1,121
377
87,050
1,394
307
0
90,665
Revenues inter-segment 1)
38,972
4,230
3,771
321
0
41
(47,335)
0
Net income/(loss) from equity accounted
investments
0
214
0
22
16
7
0
259
Total revenues and other income 1)
39,386
5,566
4,149
87,393
1,411
355
(47,335)
90,924
Purchases [net of inventory variation]
0
(58)
0
(80,873)
0
(1)
45,772
(35,160)
Operating, selling, general and
administrative expenses 1)
(3,653)
(1,405)
(1,074)
(3,753)
(163)
(432)
1,102
(9,378)
Depreciation and amortisation
1)
(6,002)
(1,734)
(1,665)
(869)
(3)
(158)
0
(10,432)
Net impairment (losses)/reversals
1)
1,102
(1,587)
(69)
(735)
0
2
0
(1,287)
Exploration expenses
(363)
(451)
(190)
0
0
0
0
(1,004)
Total operating expenses 1)
(8,915)
(5,237)
(2,998)
(86,230)
(166)
(590)
46,873
(57,261)
Net operating income/(loss) 1)
30,471
329
1,150
1,163
1,245
(234)
(461)
33,663
Additions to PP&E, intangibles and equity
accounted investments
1)
4,943
1,834
690
517
457
64
0
8,506
Balance sheet information
Equity accounted investments

3
1,417
0
113
1,108
45
0
2,686
Non-current segment assets 1)
36,502
15,422
11,406
4,006
157
1,032
0
68,527
Non-current assets not allocated to
segments

13,406
Total non-current assets

84,618
Assets classified as held for sale
0
676
0
0
0
0
0
676
1)
Restated due to implementation of IFRS 16 in the

segments, mainly affecting the line items Operating, selling,

general and administrative
expenses in MMP (reduction of USD
523

million), E&P Norway (reduction of USD
77

million) and Other (increase of USD
696

million),
Depreciation and amortisation in MMP (increase of USD
509

million), E&P Norway (increase of USD
222

million) and Other (reduction of
USD
799

million) and Non-current segment assets in

MMP (increase of USD
987

million), E&P Norway (increase of USD
1,201

million)
and Other (decrease of USD
2,255

million).

Equinor, Annual Report on Form 20-F 2022

2020
E&P
Norway 1)
E&P
International 1)
E&P

USA MMP 1) REN 1) Other 1) Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 1)
215
452
368
44,623
18
88
0
45,765
Revenues inter-segment
11,804
3,183
2,247
309
0
39
(17,581)
0
Net income/(loss) from equity accounted
investments
0
(146)
0
31
163
5
0
53
Total revenues and other income 1)
12,019
3,489
2,615
44,963
181
132
(17,581)
45,818
Purchases [net of inventory variation]
0
(72)
0
(38,072)
0
1
17,157
(20,986)
Operating, selling, general and
administrative expenses
1)
(2,736)
(1,374)
(1,310)
(4,564)
(214)
(59)
722
(9,537)
Depreciation and amortisation
1)
(4,466)
(2,105)
(1,889)
(875)
(1)
(178)
(1)
(9,515)
Net impairment (losses)/reversals 1)
(1,260)
(1,426)
(1,938)
(1,076)
0
(19)
(1)
(5,720)
Exploration expenses
(423)
(2,071)
(990)
0
0
1
(1)
(3,483)
Total operating expenses 1)
(8,886)
(7,048)
(6,127)
(44,587)
(216)
(254)
17,877
(49,241)
Net operating income/(loss) 1)
3,133
(3,559)
(3,512)
376
(35)
(122)
295
(3,423)
Additions to PP&E, intangibles and equity
accounted investments
1)
5,004
2,588
1,067
1,048
33
22
0
9,762
Balance sheet information
Equity accounted investments
3
1,125
0
95
1,017
25
0
2,262
Non-current segment assets 1)
39,355
17,960
12,588
5,605
4
1,144
0
76,657
Non-current assets not allocated to
segments
13,704
Total non-current assets
92,623
Assets classified as held for sale
0
0
1,159
0
203
0
0
1,362
1)
Restated due to implementation of IFRS 16 in the

segments, mainly affecting the line items Operating, selling,

general and administrative
expenses in MMP (reduction of USD
494

million), E&P Norway (reduction of USD
93

million) and Other (increase of USD
693

million),
Depreciation and amortisation in MMP (increase of USD
481

million), E&P Norway (increase of USD
181

million) and Other (reduction of
USD
718

million) and Non-current segment assets in

MMP (increase of USD
1,238

million), E&P Norway (increase of USD
1,623

million)
and Other (decrease of USD
2,987

million).

Equinor, Annual Report on Form 20-F 2022

Non-current assets by country
At 31 December
(in USD million)
2022 2021
Norway
33,242
40,564
USA
12,343
12,323
Brazil
9,400
8,751
UK
3,688
2,096
Azerbaijan
1,401
1,654
Canada
1,171
1,403
Angola
895
948
Algeria
622
708
Argentina
615
474
Denmark
497
536
Other
541
1,757
Total non-current assets 1)
64,414
71,213
1)
Excluding deferred tax assets, pension assets and non-current financial assets.

Equinor’s non-current assets in Norway have decreased by USD
7,322

million to USD
33,242

million at 31 December 2022 compared
to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK.

The decrease has mainly affected
Property, plant and equipment,

see note 12.

Equinor, Annual Report on Form 20-F 2022

6 Acquisitions and disposals
Accounting policies
Business combinations
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition
method. The purchase price includes total consideration paid to acquire the entity’s assets and liabilities, as well as contingent
consideration at fair value. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of
the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses. Changes in the fair value
of contingent consideration resulting from events after the acquisition date are recognised in the Consolidated statement of income
under Other income.
Equinor recognises a gain/loss on disposal of a subsidiary when control is lost. Any remaining interest in the former subsidiary is
recognised at fair value. When partially divesting subsidiaries which do not constitute a business, and where the remaining investment
in the former subsidiary is an associate or a jointly controlled investment, Equinor only recognises the gain or loss on the divested part
within Other income or Operating expenses, respectively. The remaining interest in the former subsidiary is initially not remeasured, and subsequently accounted for using the equity method.
After-tax disposals
On the NCS, all disposals of assets are performed including the tax base (after-tax). Any gain includes the release of tax liabilities
previously recognised related to the assets in question and is recognised in full in Other income in the Consolidated statement of
income.
Assets classified as held for sale
Non-current assets are classified separately as held for sale in the Consolidated balance sheet when a sale is highly probable. This
condition is met when an asset is available for immediate sale in its present condition,

Equinor’s management is committed to the
sale, and the sale is expected to be completed within one year from the date of classification. In Equinor, these requirements are
normally met when management has approved a negotiated letter of intent with the counterparties (a ‘DGC’). Liabilities directly
associated with the assets classified as held for sale and expected to be included as part of the sales transaction, are also classified
separately. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
Accounting judgement regarding acquisitions
Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-
case basis. Acquisitions are assessed to establish whether the transaction represents a business combination or an asset purchase,
and the conclusion may materially affect the financial statements both in the transaction period and subsequent periods. Similar
assessments are performed upon the acquisition of an interest in a joint operation. Depending on the specific facts, acquisitions of
exploration and evaluation licences for which a development decision has not yet been made have largely been concluded to
represent asset purchases, while purchases of producing assets have largely been concluded to represent business acquisitions.
Accounting judgement regarding partial divestments
The policy regarding partial divestments of subsidiaries is based on careful consideration of the requirements and scope of IFRS 10
Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. The conclusion requires judgement to be applied on a case-by-case basis, considering the substance of the transactions. In evaluating the standards’ requirements, Equinor
acknowledges pending considerations related to several relevant and similar issues which have been postponed by the IASB in
anticipation of concurrent consideration at a later date. Where assets are transferred into separate legal entities concurrently with a
portion of the entities’ shares being sold to a third party, thereby resulting in Equinor’s loss of control of those asset-owning subsidiaries, and where investments in joint ventures are established simultaneously, Equinor has concluded to only recognise the gain on the divested portion.
----------------------------------------------------------------------------------------------------------------------------------------
2022
Acquisitions
Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar
Aps to acquire
100
% of BeGreen Solar Aps for a cash consideration of USD
277

million (EUR
260

million) and a consideration
contingent on successful delivery of future solar projects above an agreed MW threshold. BeGreen

Solar Aps is a Danish solar
developer. At closing, USD
226

million (EUR
213

million) of the cash consideration was paid and recognised in the REN segment.
Acquisition of Triton Power

Equinor, Annual Report on Form 20-F 2022

On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE

Thermal) closed a transaction to acquire the UK
power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP).
Equinor’s share of the consideration was USD
141

million (GBP
120

million), after adjustments that mainly related to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of
1.2
GW. Equinor and SSE Thermal own
50
% each of Triton Power, and Equinor is accounting for the investment under the equity method as a joint venture in the MMP segment.
Acquisition of Statfjord licence shares
On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy’s interests in production licences in the Statfjord area
which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea
installations. All licences are operated by Equinor. Spirit Energy’s ownership shares in the licences covered by the transaction range from
11.56
% to
48.78
%. The cash consideration received was USD
193

million, whereof USD
25

million related to Spirit’s lifting of
volumes on Equinor’s behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in
IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P

International segments with a cash
consideration of USD
96

million and USD
72

million, respectively.
In the segment E&P Norway, the acquisition resulted in an increase of USD
98

million in property, plant and equipment, an increase of
USD
390

million in asset retirement obligation, a reduction of deferred tax liability of USD
298

million and an increase in taxes payable
of USD
98

million. In the segment E&P International, the acquisition resulted in an increase of USD
98

million in property, plant and
equipment, an increase of USD
241

million in asset retirement obligation and an increase of deferred tax asset of USD
86

million.
Disposals
Ekofisk and Martin Linge on the Norwegian Continental Shelf
On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor’s entire ownership share in the Greater
Ekofisk Area including its share in Norpipe Oil AS, and a
19
% ownership share in Martin Linge. The cash consideration paid upon closing of the transaction amounted to USD
293

million after interim period settlement. In addition, an estimated contingent consideration of USD
169

million linked to realised oil and gas prices for 2022 and 2023 was recognised. Equinor retained a
51
%
ownership share in Martin Linge and continues as operator of the field. The disposal resulted in a decrease in property, plant and
equipment of USD
1,493

million, a decrease in asset retirement obligation of USD
376

million, a decrease in deferred tax liability of
USD
597

million and a decrease in taxes payable of USD
686

million. A post-tax gain of USD
655

million is presented in the line item
Other income in the Consolidated statement of income in the E&P Norway segment.
Exit Russia
Following Russia’s invasion of Ukraine in February 2022, Equinor announced that it had decided to stop new investments in Russia
and start the process of exiting Equinor’s joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and
recognised net impairments of USD
1,083

million in the first quarter, of which USD
251

million was related to property, plant and
equipment and intangible assets and USD
832

million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line
items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based
on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred
its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no
material impact on the financial statements. The ownership interests in Kharyaga were transferred to the operator.
Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of
oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts
entered into prior to the invasion and deem the impact to be immaterial.
10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a
10
% equity interest in the Dogger Bank C project in the UK for a total consideration of USD
91

million (GBP
68

million), resulting in a gain of USD
87

million (GBP
65

million). After closing, Equinor’s
ownership share is
40
%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.
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
36.5
% of the Corrib field alongside the operator Vermilion (
20
%) and Nephin Energy (
43.5
%). Equinor and

Equinor, Annual Report on Form 20-F 2022

Vermilion have agreed a consideration of USD
434

million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is dependent on governmental approval and is expected to take place during the first quarter
2023.
2021
Acquisitions
Wento
On 5 May 2021, Equinor completed a transaction to acquire
100
% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of USD
117

million (EUR
98

million) after net cash adjustments.
The assets and liabilities related to the acquired business were recognised under the acquisition method. The acquisition resulted in
an increase of Equinor’s intangible assets of USD
46

million and goodwill of USD
59

million. The goodwill reflects the expected
synergies, competence and access to the Polish renewables market obtained in the acquisition.

The transaction has been accounted
for in the REN segment.
Disposals
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

Following the disposal, a gain of USD
167

million was recycled from Other comprehensive income (OCI) to the Consolidated statement of income in the line item Other income and has been reflected in the MMP segment.
Terra Nova
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell
100
% of its interest, which includes a release
of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction was accounted for in the E&P
International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income are
immaterial.
Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD
819

million, including
interim period settlement, for which payment was received in the first half of 2021. The asset had been impaired in 2021 prior to
closing. Subsequent to closing, insignificant losses were recorded and are presented in the line item Operating expenses in the
Consolidated statement of income in the E&P USA segment.
10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a
10
% equity interest in the Dogger Bank Wind Farm A and B
assets in the UK for a total consideration of USD
285

million (GBP
206

million), resulting in a gain of USD
280

million (GBP
203
million). After closing, Equinor has a
40
% shareholding in Dogger Bank A and Dogger Bank B, and will continue to equity account for
the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of
income in the REN segment.
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
7 Total

revenues and other income
Accounting policies
Revenue recognition
Equinor presents Revenue from contracts with customers and Other revenue as a single caption,

Revenues, in the Consolidated
statement of income.

Equinor, Annual Report on Form 20-F 2022

Revenue from contracts with customers
Revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains
control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements.
Each such sale normally represents a single performance obligation. In the case of natural gas,

which is delivered on a continuous
basis through pipelines, sales are completed over time in line with the delivery of the actual physical quantities.
Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and
Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial
instruments or part of Equinor’s trading activities, they are settled and presented on a net basis as Other revenue. Reference is made
to note 28 Financial instruments and fair value measurement for a description of accounting policies regarding derivatives. Sales of
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
Other revenue
Items representing a form of revenue, or which are related to revenue from contracts with customers,

are presented as Other revenue
if they do not qualify as revenue from contracts with customers. These other revenue items include taxes paid in-kind under certain
production sharing agreements (PSAs) and the net impact of commodity trading and commodity-based derivative instruments related
to sales contracts or revenue-related risk management.
Transactions with the Norwegian State
Equinor markets and sells the Norwegian State's share of oil and gas production from the

Norwegian continental shelf (NCS). The
Norwegian State's participation in petroleum activities is organised through the SDFI (the Norwegian State’s Direct

Financial
Interests). All purchases and sales of the SDFI's oil production are classified as purchases [net of inventory variation] and revenues
from contracts with customers, respectively.
Equinor sells, in its own name, but for the SDFI’s account and risk, the SDFI’s production of natural gas. These gas sales and related
expenditures refunded by the SDFI are presented net in the Consolidated financial statements. Natural gas sales made in the name of
Equinor’s subsidiaries are also presented net of the SDFI’s share in the Consolidated statement of income,

but this activity is reflected
gross in the Consolidated balance sheet.
Accounting judgement related to transactions with the Norwegian State
Whether to account for the transactions gross or net involves the use of significant accounting judgement. In making the judgement,
Equinor has considered whether it controls the State-originated crude oil volumes prior to onwards sales to third party customers.
Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the SDFI, Equinor
purchases the crude oil volumes from the SDFI and obtains substantially all the remaining benefits. On that basis, Equinor has
concluded that it acts as principal in these sales.
Regarding gas sales, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although
Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the SDFI.
On that basis, Equinor is not considered the principal in the sale of the SDFI’s natural gas volumes.
Reference is made to note 27 Related parties for detailed financial information regarding transactions performed between Equinor and
SDFI.
----------------------------------------------------------------------------------------------------------------------------------------
Revenues from contracts with customers by geographical areas
Equinor has business operations in around 30

countries.
When attributing the line-item Revenues from contracts with customers for 2022 to the country of the legal entity executing the sale for 2022, Norway constitutes
84
% and USA constitutes
13
%. For 2021 the
revenues to Norway and USA constituted
81
% and
13
% respectively, and for 2020
80
% and
14
% respectively.
Revenues from contracts with customers and

other revenues
(in USD million) Note 2022 2021 2020
Crude oil
58,524
38,307
24,509
Natural gas
65,232
28,050
7,213

Equinor, Annual Report on Form 20-F 2022

- European gas
58,239
24,900
5,839

- North American gas
2,884
1,783
1,010

- Other incl LNG
4,109
1,368
363
Refined products
11,093
11,473
6,534
Natural gas liquids
9,240
8,490
5,069
Transportation
1,470
921
1,083
Other sales
4,702
1,006
681
Total revenues from contracts with customers
150,262
88,247
45,088
Taxes paid in-kind
412
345
93
Physically settled commodity derivatives
(2,534)
(1,075)
209
Gain/(loss) on commodity derivatives
739
951
108
Change in fair value of trading inventory
(194)
0
0
Other revenues
319
276
256
Total other revenues
(1,258)
497
665
Revenues
149,004
88,744
45,753
Net income/(loss) from equity accounted investments 15
620
259
53
Other income 6
1,182
1,921
12
Total revenues and other income
150,806
90,924
45,818

Equinor, Annual Report on Form 20-F 2022

8 Salaries and personnel expenses

(in USD million, except average number of employees) 2022 2021 2020
Salaries 1)
2,875
2,962
2,625
Pension costs 2)
458
488
432
Payroll tax
433
414
368
Other compensations and social costs
324
288
283
Total payroll expenses
4,090
4,152
3,707
Average number of employees 3)
21,500
21,400
21,700
1)
Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2)

See note 22 Pensions.
3)

Part time employees amount to
3
% for 2022 and 2021 and
2
% for 2020.
Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.

Equinor, Annual Report on Form 20-F 2022

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)
(in USD million) 1) 2022 2021 2020
Current employee benefits
12.9
12.2
9.0
Post-employment benefits
0.4
0.4
0.6
Other non-current benefits
0.0
0.0
0.0
Share-based payment benefits
0.2
0.1
0.1
Total benefits
13.5
12.7
9.7
1) All figures in the table are presented on accrual basis.
At 31 December 2022, 2021, and 2020 there are
no

loans to the members of the BoD or the CEC.
Share-based compensation
Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions
and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each share they have purchased.
Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares
granted and related social security tax was USD
85

million, USD
79

million, and USD
74

million related to the 2022, 2021 and 2020
programmes, respectively. For the 2023 programme (granted in 2022), the estimated compensation expense is USD
78

million. At 31
December 2022 the amount of compensation cost yet to be expensed throughout the vesting period is

USD
174

million.
See note 20 Shareholders’ equity and dividends for more information about share-based compensation.
9 Auditor’s remuneration and Research and development expenditures

Auditor's remuneration
Full year
(in USD million, excluding VAT) 2022 2021 2020
Audit fee
11.4
14.4
10.7
Audit related fee

1.8
1.1
1.0
Tax fee
-
-
-
Other service fee

-
-
-
Total remuneration
13.2
15.5
11.7
In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD
0.6

million, USD
0.5

million and USD
0.5

million for 2022, 2021 and 2020, respectively.
Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities
contribute to maximising and developing long-term value from Equinor’s assets. R&D expenditures are partially financed by partners
of Equinor operated licences.
R&D expenditures including amounts charged to partners were USD
308

million, USD
291

million and USD
254

million in 2022, 2021
and 2020, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.

Equinor, Annual Report on Form 20-F 2022

10 Financial items
Full year
(in USD million) 2022 2021 2020
Foreign currency exchange gains/(losses) derivative

financial instruments

797
870
(1,288)
Other foreign currency exchange gains/(losses)
1,291
(823)
642
Net foreign currency exchange gains/(losses)
2,088
47
(646)
Dividends received
93
39
44
Interest income financial investments, including

cash and cash equivalents
398
38
108
Interest income non-current financial receivables
30
26
34
Interest income other current financial assets and other

financial items
701
48
113
Interest income and other financial items
1,222
151
298
Gains/(losses) financial investments
(394)
(348)
456
Gains/(losses) other derivative financial instruments
(1,745)
(708)
448
Interest expense bonds and bank loans and net

interest on related derivatives
(1,029)
(896)
(951)
Interest expense lease liabilities
(90)
(93)
(104)
Capitalised borrowing costs
382
334
308
Accretion expense asset retirement obligations
(449)
(453)
(412)
Interest expense current financial liabilities and

other finance expense
(192)
(114)
(232)
Interest expenses and other finance expenses
(1,379)
(1,223)
(1,392)
Net financial items
(207)
(2,080)
(836)
Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss and the amortised cost
categories. For more information about financial instruments by category see note 28 Financial instruments and fair value
measurement.
Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to
liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a fair value loss from derivatives
related to non-current debt of USD
691

million in 2022, a loss of USD
702

million in 2021 and a gain of USD
796

million in 2020.
The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from interest rate related
derivatives, with a loss of USD
1,760

million and USD
724

million in 2022 and 2021 respectively, and a gain of USD
432

million in
2020.
The line item Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD
918
million, USD
990

million, and USD
1,031

million for 2022, 2021 and 2020, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest expense of USD
111
million for 2022, net interest income of USD
94

million and USD
79

million for 2021 and 2020,
respectively.

Equinor, Annual Report on Form 20-F 2022

11 Income

taxes
Accounting policies

Income tax
Income tax in the Consolidated statement of income comprises current and deferred tax expense.

Income tax is recognised in the
Consolidated statement of income except when it relates to items recognised in OCI.
Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous
years. Uncertain tax positions and potential tax exposures are analysed individually. The outcomes of tax disputes are mostly binary in nature, and in each case the most likely amount for probable liabilities to be paid (including penalties) or assets to be received
(disputed tax positions for which payment has already been made) is recognised within Current tax or Deferred tax as appropriate.
Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.
Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying
amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject
to the initial recognition exemption. A deferred tax asset is recognised only to the extent that it is probable that future taxable income
will be available against which the asset can be utilised. For a deferred tax asset to be recognised based on future taxable income,
convincing evidence is required, considering the existence of contracts, production of oil or gas in the near future based on volumes of
expected reserves, observable prices in active markets, expected volatility of trading profits,

expected foreign currency rate
movements and similar facts and circumstances.
When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding
deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items. The applied policy is in line
with an amendment to IAS 12 Income Taxes, reducing the scope of the initial recognition exemption, which is effective from 1 January
2023.
Estimation uncertainty regarding income tax
Equinor incurs significant amounts of income taxes payable to various jurisdictions and may recognise significant changes to deferred
tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations
regarding amounts in Equinor’s tax returns, which are filed in a number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions
through litigation.
The carrying values of income tax related assets and liabilities are based on Equinor's interpretations of applicable laws, regulations
and relevant court decisions. The quality of these estimates, including the most likely outcomes of uncertain tax treatments, is
dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the
case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions
against future income taxes. Climate-related matters and the transition to carbon-neutral energy-consumption globally have increased
the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient
future taxable income before tax losses expire.
-----------------------------------------------------------------------------------------------------------------------------------

Equinor, Annual Report on Form 20-F 2022

Significant components of income tax expense
Full year
(in USD million) 2022 2021 2020
Current income tax expense in respect of

current year
(52,124)
(21,271)
(1,115)
Prior period adjustments
(112)
(28)
313
Current income tax expense
(52,236)
(21,299)
(802)
Origination and reversal of temporary differences
(2,136)
(1,778)
(648)
Recognition of previously unrecognised deferred

tax assets
4,401
126
130
Change in tax regulations
0
4
(12)
Prior period adjustments
110
(60)
94
Deferred tax income/(expense)
2,375
(1,708)
(435)
Income tax
(49,861)
(23,007)
(1,237)
Changes to tax regimes
Norway
As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic, the Norwegian Government
enacted temporary targeted changes to Norway’s petroleum tax system for investments incurred in 2020 and 2021, and for new projects with Plan for development and operations (PDOs) or Plan for installation and operations (PIOs) submitted to the Ministry of
Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes were effective from

1 January 2020 and
provided companies with a direct tax deduction in the special petroleum tax instead of tax depreciation over six years. In addition, the
tax uplift benefit, was recognised over one year instead of four years. Tax depreciation towards the ordinary offshore corporate tax was continued

with a six-year depreciation profile.

On 17 June 2022, the Norwegian Parliament adopted amendments to the Petroleum Tax Act to convert the special tax for petroleum activities to a cash flow tax. The amendments were effective 1 January 2022 and maintains the marginal rate for special petroleum tax
and corporate income tax at
56
% and
22
% respectively but allows for cost of investments in the year of investment and calculated
corporate income tax to be deducted in the special petroleum tax base. Uplift deductions for investments incurred after 1 January
2022 was discontinued. The uplift deduction rate under the temporary rules was reduced to
17.69
% for 2022 and further reduced to
12.4
% as from 2023.

UK
On 23 May 2022, the UK introduced a new levy intended to tax windfall profits on oil and gas production from the United Kingdom
Continental Shelf, called the Energy (Oil & Gas) Profits Levy Act 2022 (EPL).
EPL was introduced as a new temporary tax at the rate of
25
% from 26 May 2022 to 31 December 2022, and further increased to
35
% from 1 January 2023 to 31 March 2028. It applies to profits on transactions from that date forward with no tax relief for prior
expenditures or brought forward losses and with no EPL tax relief for interest and decommissioning costs. Capital cost incurred since
26 May 2022 are eligible for an EPL deductible uplift of
80
% until 31 December 2022 and thereafter at
29
% for expenditure other than
that in respect of de-carbonisation where the rate of uplift remains at
80
%. EPL losses can be carried forward without limitation and
carried back for one year.

US
On August 16, 2022, the Inflation Reduction Act (IRA) was enacted in the USA. As from 2023, under the IRA a Corporate Minimum
Tax on Book Earnings (BMT) applies a
15
% tax on adjusted financial statement income. The enactment of the IRA had no impact in
2022.

Equinor, Annual Report on Form 20-F 2022

Reconciliation of statutory tax rate to effective

tax rate
Full year
(in USD million)
2022 2021 2020
Income/(loss) before tax
78,604
31,583
(4,259)
Calculated income tax at statutory rate 1)
(18,168)
(7,053)
1,445
Calculated Norwegian Petroleum tax 2)
(36,952)
(17,619)
(2,126)
Tax effect uplift
3)
259
914
1,006
Tax effect of permanent differences regarding divestments
417
90
(9)
Tax effect of permanent differences caused by functional currency different from tax currency
145
150
(198)
Tax effect of other permanent differences
403
228
450
Recognition of previously unrecognised deferred tax

assets
4)
4,401
126
130
Change in unrecognised deferred tax assets
(34)
619
(1,685)
Change in tax regulations
0
4
(12)
Prior period adjustments
(3)
(88)
408
Other items including foreign currency effects
(327)
(378)
(647)
Income tax
(49,861)
(23,007)
(1,237)
Effective tax rate
63.4%
72.8%
(29.0%)
1)
The weighted average of statutory tax rates was
23.1
% in 2022,
22.3
% in 2021 and
33.9
% in 2020. The rates are influenced by
earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2)

The Norwegian petroleum income is taxable at a tax rate of
71.8
% after deduction for
22
% corporate tax in the special petroleum
tax basis.
3)

When calculating the petroleum tax of
71.8
% on income from the Norwegian continental shelf, an additional tax-free allowance
(uplift) was previously granted on the basis of the original capitalised cost of offshore production installations.
Previously, a
5.2
% uplift could be deducted from taxable income for a period of four years starting when the capital expenditure
was incurred. On 17 June 2022, the Norwegian Parliament adopted amendments to the Petroleum

Tax Act and converted the
special tax for petroleum activities to a cash flow tax. The amendments were effective 1 January 2022. Uplift deductions for
investments incurred after 1 January 2022 were discontinued. At year-end 2022, un-recognised uplift credits were zero
,
compared to USD
272

million at year-end 2021.
For 2020 and 2021, temporary rules enacted under the Covid-19 pandemic allowed direct deduction of the whole uplift at a rate
of
24
% in the year the capital expenditure was incurred. This rate was reduced to
17.69
% for 2022, and further reduced to
12.4
%
on capital expenditures incurred on investments eligible under the temporary rules as from 2023.
4)

An amount of USD
4,401

million of previously un-recognised deferred tax assets was recognised in 2022, resulting in a lower
effective tax rate for 2022 compared to 2021. More than
90
% of the recognition relates to the US, that after a history of significant losses, is now recording profits. Projected future taxable income demonstrates that it is probable that the unused tax losses
carried forward can be utilised in the nearest future. The tax value of unused accumulated losses recognised as a deferred tax
asset in the US, amounts to USD
2,738

million at year-end 2022.
A
30
% decline in commodity prices, considered to represent a
reasonably possible change, would have an immaterial impact on the recognised amount.

Equinor, Annual Report on Form 20-F 2022

Deferred tax assets and liabilities comprise
(in USD million)
Tax losses
carried
forward
Property,
plant and
equipment

and
intangible
assets
Asset
retirement
obligations
Lease
liabilities Pensions Derivatives Other Total
Deferred tax assets
8,105
694
7,356
1,306
694
1,131
1,348
20,634
Deferred tax liabilities
(28)
(23,356)
0
(3)
(12)
(3)
(411)
(23,813)
Net asset/(liability) at 31 December
2022
8,077
(22,662)
7,356
1,303
682
1,128
937
(3,179)
Deferred tax assets
5,162
719
11,256
1,506
804
21
2,015
21,484
Deferred tax liabilities
0
(27,136)
0
0
(21)
(1,453)
(530)
(29,140)
Net asset/(liability) at 31 December
2021
5,162
(26,417)
11,256
1,506
783
(1,432)
1,485
(7,655)
Changes in net deferred tax liability during

the year were as follows:
(in USD million) 2022 2021 2020
Net deferred tax liability at 1 January
7,655
6,250
5,530
Charged/(credited) to the Consolidated statement of income
(2,375)
1,708
435
Charged/(credited) to Other comprehensive income
105
35
(19)
Acquisitions and disposals
(968)
36
0
Foreign currency translation effects and other effects
(1,239)
(374)
304
Net deferred tax liability at 31 December
3,179
7,655
6,250

Equinor, Annual Report on Form 20-F 2022

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a
legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by
fiscal entity and reclassification to Assets held for sale, deferred taxes are presented on the Consolidated balance sheet as follows:
At 31 December
(in USD million) 2022 2021
Deferred tax assets
8,732
6,259
Deferred tax liabilities
11,996
14,037
Deferred tax assets reported in Assets classified as

held for sale
85
122
Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of
taxable temporary differences or future taxable income. At year-end 2022, the deferred tax assets of USD
8,817

million were primarily
recognised in the US, the UK, Norway, Angola, Canada and Brazil. Of this amount, USD
1,953

million was recognised in entities
which have suffered a tax loss in either the current or the preceding period. The corresponding amounts for 2021, were

USD
6,381
million and USD
4,636

million, respectively. The tax losses will be utilised through reversal of taxable temporary differences and future taxable income, mainly from production of oil and gas.

Equinor, Annual Report on Form 20-F 2022

Unrecognised deferred tax assets
At 31 December
2022 2021
(in USD million)
Basis Tax Basis Tax
Deductible temporary differences
2,558
968
2,900
1,203
Unused tax credits
0
129
0
264
Tax losses carried forward
3,458
930
20,552
5,047
Total unrecognised deferred tax assets
6,016
2,027
23,452
6,514
Approximately
90
% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the unrecognised tax losses that cannot be carried forward indefinitely expire after 2027
. The unrecognised tax credits expire from 2030, while the
unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been
recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be
available to secure utilisation of the benefits.
At year-end 2022, unrecognised deferred tax assets in Angola and Canada represents USD
636

million and USD
346

million,
respectively, of the total unrecognised deferred tax assets of USD
2,027

million. Similar amounts for 2021 were USD
4,206

million in
the USA and USD
749

million in Angola, respectively, of a total of USD
6,514

million. The remaining unrecognised deferred tax assets
originate from several different tax jurisdictions.

Equinor, Annual Report on Form 20-F 2022

12 Property,

plant and equipment
Accounting policies
Property, plant and equipment
Property, plant and equipment is reflected at cost, less accumulated depreciation and impairment. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation,

the initial estimate
of an asset retirement obligation, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs.
Proceeds from production ahead of a project’s final approval are regarded as ‘early production’ and is recognised as revenue rather
than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of similar assets is
initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of
the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of production sharing agreements (PSAs) in certain countries, and which qualify for recognition as assets of
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
Capitalised exploration and evaluation expenditures, development expenditure on the construction,

installation or completion of
infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil
and gas are capitalised as Producing oil and gas properties within Property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the
unit of production method (UoP) based on proved reserves expected to be recovered from the area during the concession or contract
period. Depreciation of production wells uses the UoP method based on proved developed reserves,

and capitalised acquisition costs
of proved properties are depreciated using the UoP method based on total proved reserves. In the rare circumstances where the use
of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset’s future economic benefits are
expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by
several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method.

Each part of an item of
property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production assets, Equinor has established separate depreciation categories which as a minimum distinguish
between platforms, pipelines and wells.
The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset is included in Other income or Operating expenses, respectively, in the period the item is derecognised.
Monetary or non-monetary grants from governments, when related to property, plant and equipment and considered reasonably certain, are recognised in the Consolidated balance sheet as a deduction to the carrying value of the asset and subsequently
recognised in the Consolidated statement of income over the life of the depreciable asset as a reduced depreciation expense.
Research and development
Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its
own risk, developing innovative technologies to create opportunities and enhance the value of current and future assets. Expenses
relate both to in-house resources and the use of suppliers. Equinor's own share of the licence holders' funding and the total costs of
the unfunded projects are considered for capitalisation under the applicable IFRS requirements. Subsequent to initial recognition, any
capitalised development costs are accounted for in the same manner as Property, plant and equipment. Costs not qualifying for capitalisation are expensed as incurred, see note 9 Auditor’s remuneration and Research and development expenditures for more
details.
Estimation uncertainty regarding determining oil and gas reserves
Reserves quantities are, by definition, discovered, remaining, recoverable and economic. Recoverable oil and gas quantities are
always uncertain. Estimating reserves is complex and based on a high degree of professional judgement involving geological and
engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and
installed plant operating capacity. The reliability of these estimates depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons.
Estimation uncertainty; Proved oil and gas reserves
Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, will
impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and
gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible

Equinor, Annual Report on Form 20-F 2022

from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government
regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before
the contracts providing the right to operate expire. For future development projects, proved reserves estimates are included only
where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals
have been secured or are reasonably certain to be secured.
Proved reserves are divided into proved developed and proved undeveloped reserves. Proved developed reserves are to be
recovered through existing wells with existing equipment and operating methods, or where the cost of the required equipment is
relatively minor compared to the cost of a new well. Proved undeveloped reserves are to be recovered from new wells on undrilled
acreage, or from existing wells where a relatively major capital expenditure is required. Undrilled well locations can be classified as
having proved undeveloped reserves if a development plan is in place indicating that they are scheduled to be drilled within five years
unless specific circumstances justify a longer time horizon. Specific circumstances are for instance fields which have large up-front
investments in offshore infrastructure, such as many fields on the NCS, where drilling of wells is scheduled to continue for much
longer than five years. For unconventional reservoirs where continued drilling of new wells is a major part of the investments, such as
the US onshore assets, the proved reserves are always limited to proved well locations scheduled to be drilled within five years.
Proved oil and gas reserves have been estimated by internal qualified professionals based on industry standards and are governed by
the oil and gas rules and disclosure requirements in the U.S. Securities and Exchange Commission

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
Estimation uncertainty; Expected oil and gas reserves
Changes in the expected oil and gas reserves may materially impact the amounts of asset retirement obligations, as a consequence
of timing of the removal activities. It will also impact value-in-use calculations for oil and gas assets,

possibly affecting impairment
testing and the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially
recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for
development. As per Equinor’s internal guidelines, expected reserves are defined as the ‘forward looking mean reserves’ when based
on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves
are the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by
the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used.
Expected oil and gas reserves have been estimated by internal qualified professionals based on industry standards and classified in
accordance with the Norwegian resource classification system issued by the Norwegian Petroleum

Directorate.
-----------------------------------------------------------------------------------------------------------------------------

Equinor, Annual Report on Form 20-F 2022

(in USD million)
Machinery,
equipment and
transportation
equipment
Production
plants and oil
and gas
assets
Refining and
manufacturing
plants
Buildings
and land
Assets under
development
Right of use
assets 4) Total
Cost at 1 January 2022
1,335
183,358
8,481
596
12,614
5,850
212,234
Additions and transfers
6)
52
9,390
378
6
(813)
1,319
10,332
Changes in asset retirement obligations
0
(4,756)
0
0
(48)
0
(4,805)
Disposals at cost
(9)
(3,487)
2
(20)
(5)
(347)
(3,865)
Foreign currency translation effects
(36)
(12,557)
(576)
(19)
(934)
(188)
(14,310)
Cost at 31 December 2022
1,343
171,948
8,285
562
10,815
6,633
199,586
Accumulated depreciation and impairment
losses at 1 January 2022
(1,188)
(137,763)
(7,926)
(320)
(344)
(2,619)
(150,159)
Depreciation
(52)
(7,643)
(160)
(33)
0
(969)
(8,856)
Impairment losses
(8)
(187)
(39)
0
(49)
(4)
(286)
Reversal of impairment losses
4
2,585
802
0
207
0
3,599
Transfers 6)
(2)
(20)
2
0
20
(8)
(8)
Accumulated depreciation and impairment
on disposed assets
8
2,002
(4)
5
0
347
2,359
Foreign currency translation effects
34
9,571
562
9
30
59
10,264
Accumulated depreciation and impairment
losses at 31 December 2022
5)
(1,203)
(131,455)
(6,763)
(338)
(135)
(3,194)
(143,088)
Carrying amount at 31 December 2022
140
40,493
1,522
224
10,679
3,439
56,498
Estimated useful lives (years)

3 - 20
UoP 1)

15 - 20

10 - 33
2)

1 - 20
3)

Equinor, Annual Report on Form 20-F 2022

(in USD million)
Machinery,
equipment and
transportation
equipment
Production
plants and oil
and gas
assets
Refining and
manufacturing
plants
Buildings
and land
Assets under
development
Right of use
assets Total
Cost at 1 January 2021
2,806
183,082
9,238
929
13,163
6,370
215,587
Additions and transfers 6)
39
9,439
95
27
(355)
148
9,393
Changes in asset retirement obligations
0
(2,125)
0
0
(40)
0
(2,165)
Disposals at cost
(1,496)
(1,975)
(70)
(353)
(25)
(501)
(4,420)
Assets reclassified to held for sale
0
(1,010)
(563)
0
0
(91)
(1,664)
Foreign currency translation effects
(13)
(4,052)
(220)
(6)
(130)
(77)
(4,497)
Cost at 31 December 2021
1,335
183,358
8,481
596
12,614
5,850
212,234
Accumulated depreciation and impairment
losses at 1 January 2021
(2,596)
(132,427)
(8,005)
(524)
(1,275)
(2,251)
(147,079)
Depreciation
(68)
(9,136)
(232)
(42)
0
(930)
(10,408)
Impairment losses
(42)
(2,092)
(401)
(21)
(390)
(17)
(2,962)
Reversal of impairment losses
0
1,675
0
0
0
2
1,677
Transfers 6)
61
(1,319)
0
(61)
1,319
(11)
(11)
Accumulated depreciation and impairment
on disposed assets
1,448
1,785
59
326
21
480
4,118
Accumulated depreciation and impairment
assets classified as held for sale
0
825
461
0
0
82
1,367
Foreign currency translation effects
9
2,926
192
2
(18)
27
3,138
Accumulated depreciation and impairment
losses at 31 December 2021 5)
(1,188)
(137,763)
(7,926)
(320)
(344)
(2,619)
(150,159)
Carrying amount at 31 December 2021
147
45,595
555
276
12,270
3,231
62,075
Estimated useful lives (years)

3 - 20
UoP
1)

15 - 20

10 - 33
2)

1 - 20
3)
1)
Depreciation according to unit of production method.
2)

Land is not depreciated
. Buildings include leasehold improvements.
3)

Depreciation linearly over contract period.
4)

Right of use assets at 31 December 2022 mainly consist of Land and buildings USD
1,013

million, Vessels USD
1,557

million
and Drilling rigs USD
595

million.
5)

See note 14 Impairments.
6)

The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2022 and 2021 amounted to
USD
982

million and USD
1,730

million, respectively.

Equinor, Annual Report on Form 20-F 2022

13 Intangible assets
Accounting policies
Intangible assets including goodwill
Intangible assets are stated at cost, less accumulated amortisation and impairment. Intangible assets include acquisition cost for oil
and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources,

goodwill, and other intangible
assets. Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not
amortised. When the decision to develop a particular area is made, related intangible exploration and evaluation assets are
reclassified to Property, plant and equipment.
Goodwill acquired in a business combination is allocated to each cash generating unit (CGU), or group of units, expected to benefit
from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts
based on the difference between the acquisition cost and the tax depreciation basis transferred from the seller. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis
the deferred tax has been computed.
Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.
Oil and gas exploration, evaluation and development expenditures
Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests
in oil and gas properties, including signature bonuses, expenditures to drill and equip exploratory wells and evaluation expenditures
are capitalised within Intangible assets as Exploration expenditures and Acquisition costs - oil and gas prospects. Geological and
geophysical costs and other exploration and evaluation expenditures are expensed as incurred.
Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the
evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons,

the previously capitalised costs are
evaluated for derecognition or tested for impairment. Any derecognition or impairment is classified as Exploration expenses in the
Consolidated statement of income.
Capitalised exploration and evaluation expenditures related to offshore wells that find proved reserves, are transferred to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is
sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For
onshore wells where no sanction is required, the transfer to Property, plant and equipment occurs at the time when a well is ready for production.
For exploration and evaluation asset acquisitions (farm-in arrangements) in which Equinor has decided to fund a portion of the selling
partner's exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated
financial statements as and when the exploration and development work progresses.
Equinor reflects exploration and evaluation asset disposals (farm-out arrangements) on a historical cost basis with no gain or loss
recognition. Consideration from the sale of an undeveloped part of an asset reduces the carrying amount of the asset. If the
consideration exceeds the carrying amount of the asset, the excess amount is reflected in the

Consolidated statement of income
under Other income. Equal-valued exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations
are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.
Estimation uncertainty regarding exploration activities
Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether a major capital
expenditure can be justified, will remain capitalised during the evaluation phase for the findings on the exploration wells. Thereafter it
will be considered a trigger for impairment evaluation of the well if no development decision is planned for the near future, and there
moreover are no concrete plans for future drilling in the licence. Judgements as to whether these expenditures should remain
capitalised, be derecognised or impaired in the period may materially affect the carrying values of these assets and consequently, the operating income for the period.
------------------------------------------------------------------------------------------------------------------------------

Equinor, Annual Report on Form 20-F 2022

(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 1 January 2022
1,958
2,670
1,467
722
6,816
Additions
227
4
36
57
324
Disposals at cost
(10)
(50)
0
1
(58)
Transfers
(227)
(516)
0
(239)
(982)
Expensed exploration expenditures previously capitalised
(283)
(59)
0
0
(342)
Impairment of goodwill
0
0
(3)
0
(3)
Foreign currency translation effects
(65)
(14)
(121)
(13)
(213)
Cost at 31 December 2022
1,599
2,035
1,380
528
5,542
Accumulated depreciation and impairment losses

at 31 December
2022 1)
(384)
(384)
Carrying amount at 31 December 2022
1,599
2,035
1,380
144
5,158
(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 1 January 2021
2,261
3,932
1,481
831
8,505
Additions
191
36
61
90
378
Disposals at cost
(22)
1
(3)
(29)
(53)
Transfers
(432)
(1,137)
0
(161)
(1,730)
Expensed exploration expenditures previously capitalised
(19)
(152)
0
0
(171)
Impairment of goodwill
0
0
(1)
0
(1)
Foreign currency translation effects
(21)
(10)
(70)
(10)
(111)
Cost at 31 December 2021
1,958
2,670
1,467
722
6,816
Accumulated depreciation and impairment losses

at 31 December
2021 1)
(364)
(364)
Carrying amount at 31 December 2021
1,958
2,670
1,467
358
6,452
1) See note 14 Impairments.
Goodwill of USD
1,380

million per 31 December 2022 mainly consist of technical goodwill related to business acquisitions in 2019,
USD
550

million in the Exploration & Production Norway area and USD
410

million in the Marketing Midstream & Processing area.
The table below shows the aging of capitalised exploration expenditures.
(in USD million) 2022 2021
Less than one year
250
234
Between one and five years
340
692
More than five years
1,009
1,033
Total capitalised exploration expenditures
1,599
1,958

Equinor, Annual Report on Form 20-F 2022

The table below shows the components of the exploration

expenses.
Full year
(in USD million) 2022 2021 2020
Exploration expenditures
1,087
1,027
1,371
Expensed exploration expenditures previously capitalised
342
171
2,506
Capitalised exploration
(224)
(194)
(394)
Exploration expenses
1,205
1,004
3,483
14 Impairments
Accounting policies
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
Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the
asset or CGU to which the unproved properties belong may exceed its recoverable amount,

and at least once a year. Exploratory
wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure
can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further
exploration work, will remain capitalised during the evaluation phase for the exploratory finds. If,

following evaluation, an exploratory
well has not found proved reserves, the previously capitalised costs are tested for impairment. After the initial evaluation phase for a
well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there
is no firm plan for future drilling in the licence.
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value
may be impaired. Impairment is determined by assessing the recoverable amount of the CGU,

or group of units, to which the goodwill
relates. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-
tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment evaluations.
Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration
expenses or Depreciation, amortisation and net impairment losses, on the basis of the nature of the impaired assets as either
exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.
Measurement
The recoverable amount applied in Equinor’s impairment assessments is normally estimated value in use. Equinor may also apply the
assets’ fair value less cost of disposal as the recoverable amount when such a value is available,

reasonably reliable,

and based on a
recent and comparable transaction.
Value in use is determined using a discounted cash flow model. The estimated future cash flows are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the
remaining useful life of the assets, as set down in Equinor's most recently approved forecasts. Assumptions and economic conditions
in establishing the forecasts are reviewed by management on a regular basis and updated at least annually. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including
planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected
production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such
estimates are established based on Equinor's principles and assumptions and are consistently applied.
The estimated future cash flows are adjusted for risks specific to the asset or CGU and discounted using a real post-tax discount rate
which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects’ cash flow. Equinor considers country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influences the expected cash flow of a project and which is not part of the project itself. The use of post-tax

Equinor, Annual Report on Form 20-F 2022

discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.
Impairment reversals
A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s
recoverable amount since the last impairment loss was recognised. A reversal cannot exceed the carrying amount of the asset or
CGU that would have been reflected, net of depreciation, if no impairment loss had been recognised in prior periods. Impairment of
unsuccessful wells is reversed only to the extent that conditions for impairment are no longer present.

Previously recognised
impairments of goodwill are not reversed in future periods.
Estimation uncertainty regarding impairment
Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a
large extent depend upon the selection of key assumptions about the future. In Equinor's line of business, judgement is involved in
determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management
actions and other factors may over time lead to changes in CGUs such as splitting one original CGU into several CGUs.
The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future
commodity prices and discount rates, and uncertainty in asset specific factors such as reserve estimates and operational decisions
impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates
will also affect value in use, especially for assets on the NCS, where the functional currency is NOK. When estimating the recoverable
amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in
the estimated future cash flows. For example, climate-related matters (see also Note 3 Consequences of initiatives to limit climate
changes) are expected to have a pervasive effect on the energy industry, affecting not only supply, demand and commodity prices, but also technology changes, increased emission-related levies,

and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario
analyses.
The estimated future cash flows, reflecting Equinor’s, market participants’ and other external sources’ assumptions about the future
and discounted to their present value, involve complexity. In order to establish relevant future cash flows, impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices,

refinery margins, foreign
currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country
risk among others. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of
reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in
estimating production outputs, and in determining the ultimate terminal value of an asset.
------------------------------------------------------------------------------------------------------------------------------
Net impairments/(reversal of impairments)
Full year Property, plant and equipment

Intangible assets

Total
(in USD million) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Producing and development assets
1)
(3,313)
1,285
5,671
(26)
(2)
680
(3,339)
1,283
6,351
Goodwill
1)
3
1
42
3
1
42
Other intangible assets 1)
0
0
8
0
0
8
Acquisition costs related to oil and gas prospects 2)
85
154
657
85
154
657
Total net impairments/(reversals) recognised for
Property, plant and equipment and Intangible assets
(3,313)
1,285
5,671
62
154
1,386
(3,251)
1,439
7,057
1)

In addition, impairments in 2022 related to equity accounted investments amounted to USD
832

million, please refer to note 6
Acquisitions and disposals regarding the effects of the decision to exit Russia. The total net impairment reversals recognised under
IAS 36 Impairment of assets in 2022 amount to USD
2,504

million.

2)

Subject to impairment assessment under the successful efforts’ method (IFRS 6 Exploration and Evaluation of Mineral Resources)
and classified as exploration expenses in the income statement.

Equinor, Annual Report on Form 20-F 2022

For impairment purposes, the asset’s carrying amount is compared to its recoverable amount. The table below describes,

per area,
the Producing and development assets being impaired/(reversed),

net impairment/(reversal), and the carrying amount after
impairment.
At 31 December 2022 At 31 December 2021
(in USD million)
Carrying
amount after
impairment

Net impairment
loss/ (reversal)
Carrying
amount after
impairment

Net impairment
loss/ (reversal)
Exploration & Production Norway
3,201
(819)
5,379
(1,102)
Exploration & Production USA - onshore
546
(204)
1,979
48
Exploration & Production USA - offshore Gulf of Mexico
2,691
(882)
798
18
Europe and Asia
1,551
295
1,566
1,609
Marketing, Midstream & Processing
1,416
(895)
868
716
Other
30
0
20
(7)
Total
9,435
(2,505)
10,611
1,283

Equinor, Annual Report on Form 20-F 2022

Exploration & Production Norway
In 2022, the net impairment reversal was mainly caused by increased price estimates and changed gas export strategy. In 2021, the
net impairment reversal was mainly due to increased price estimates and an upward reserve revision.
Exploration & Production USA - onshore
In 2022, the impairment reversal was caused by increased gas price assumptions,

while in 2021 the net impairment was caused by
revision of reserves and sale of an asset.
Exploration & Production USA - offshore Gulf of Mexico
In 2022, the impairment reversal was caused by increased price assumptions and higher reserves estimates, while in 2021, the
impairment was due to a negative reserve revision.
Exploration & Production International – Europe and Asia
In 2022, the net impairment was mainly caused by the decision to exit Russia (see note 6 Acquisitions and disposals). This was to a
large extent offset by a reversal on Mariner in the UK mainly due to optimisation of the production profile and higher prices, supported
by a slight increase in reserves estimates. In 2021, the net impairment was mainly caused by downward reserve revisions partially
offset by higher prices.
Marketing, Midstream & Processing
In 2022 the net impairment reversal was mainly related to increased refinery margin assumptions,

while in 2021, the impairment
losses were caused by increased CO
2

fees and – quotas on a refinery and a classification to held for sale.
Accounting assumptions
Management’s future commodity price assumptions and currency assumptions are applied when estimating value in use. While there
are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect
management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and
climate change policies as well as the speed of the energy transition, population and economic growth,

geopolitical risks, technology
and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and
exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon
economy, future supply actions by OPEC+ and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2022. The main changes with effect for impairment and impairment reversal assessments are disclosed in the table below
as price-points on price-curves. Previously applied price-points from the third quarter of 2021 up to and including the second quarter
of 2022 are provided in brackets.
Year
Prices in real term 1) 2025 2030 2040 2050
Brent Blend (USD/bbl)
75
(70)
75
(75)
70
(69)
65
(64)
European gas (USD/MMBtu) - TTF

2)
20.0
(7.3)
9.5
(6.8)
9.0
(8.2)
9.0
(7.5)
Henry Hub (USD/MMBtu)
4.0
(3.3)
3.7
(3.4)
3.7
(3.6)
3.7
(3.6)
Electricity Germany (EUR/MWh)
115
(65)
70
(62)
57
(64)
57
(64)
EU ETS (EUR/tonne)
80
(61)
80
(70)
105
(89)
130
(108)
1)
Basis year 2022. The prices in the table are price-points on price-curves.
2)

As from the third quarter 2022, TTF is applied as the main reference price for European gas. Updated price-points for the
previously applied NBP correspond to the disclosed updated price-points for TTF. Previously applied comparable prices for
NBP are
7.4
,
6.9
,
8.3

and
7.6

for 2025, 2030, 2040 and 2050 respectively.
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

Equinor, Annual Report on Form 20-F 2022

To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.
The long-term NOK currency exchange rates are expected to be unchanged compared to previous long-term assumptions. The
NOK/USD rate from 2025 and onwards is kept at
8.50
, the NOK/EUR at
10.0
. The USD/GBP rate is kept at
1.35
.
The base discount rate applied in value in use calculations is
5.0
% real after tax. The discount rate is derived from Equinor’s weighted average cost of capital. For projects, mainly within the REN segment in periods with fixed low risk income,

a lower discount rate will be
considered. A derived pre-tax discount rate is in the range of
42
-
102
% for E&P Norway,
8
-
9
% for E&P International,
6
-
9
% for E&P
USA and
7
% for MMP depending on the asset’s characteristics, such as specific tax treatments, cash flow profiles,

and economic life.
The pre-tax rates for 2021 were
18
-
32
%,
5
-
9
%,
6
-
7
% and
7
% respectively.
Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor’s commodity price assumptions would
result in impairment losses on certain producing and development assets in Equinor’s portfolio including intangible assets that are
subject to impairment assessment, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price
forecasts over the lifetime of the assets was
30
%, considered to represent a reasonably possible change, the impairment amount to
be recognised could illustratively be in the region of USD
14

billion before tax effects. See note 3 Consequences of initiatives to limit climate changes for possible effect of using the prices in a 1.5 o C compatible Net Zero Emission by 2050 scenario and the Announced
Pledges Scenario as estimated by the International Energy Agency (IEA).
These illustrative impairment sensitivities, both based on a simplified method, assumes no changes to input factors other than prices;
however, a price reduction of
30
% or those representing Net Zero Emission scenario and Announced Pledges Scenario is likely to
result in changes in business plans as well as other factors used when estimating an asset’s recoverable amount. These associated
changes reduce the stand-alone impact on the price sensitivities. Changes in such input factors would likely include a reduction in the
cost level in the oil and gas industry as well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivities are therefore not considered to represent a best estimate of an
expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. A significant and
prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of
oil and gas prices would impact drilling plans and production profiles for new and existing assets.

Quantifying such impacts is
considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios
and not based on existing business or development plans.

Equinor, Annual Report on Form 20-F 2022

15 Joint arrangements and associates
Accounting policies
Joint operations and similar arrangements, joint ventures and associates
A joint arrangement is a contractual arrangement whereby Equinor and other parties undertake an activity subject to joint control, i.e.
when decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are
classified as either joint operations or joint ventures. In determining the appropriate classification, Equinor considers the nature of
products and markets of the arrangements and whether the substance of the agreements is that the parties involved have rights to
substantially all the arrangement's assets and obligations for the liabilities, or whether the parties involved have rights to the net
assets of the arrangement. Equinor accounts for its share of assets, liabilities, revenues and expenses in joint operations in
accordance with the principles applicable to those particular assets, liabilities, revenues and expenses.
Those of Equinor's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been
classified as joint operations. A considerable number of Equinor's unincorporated joint exploration and production activities are
conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties
involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these
activities are accounted for on a pro-rata basis using Equinor's ownership share. Currently, Equinor uses IFRS 11 by analogy for all such unincorporated licence arrangements whether these are in scope of IFRS 11 or not. Reference is made to note 5 Segments for financial information related to Equinor’s participation in joint operations within upstream activities.
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
operating activities.
Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business,
are accounted for in accordance with the requirements applicable to business combinations. Please refer to note 6 Acquisitions and
disposals for more details on acquisitions.
Equinor as operator of joint operations and similar arrangements
Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours’
incurred basis to business areas and Equinor-operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements are reimbursed and only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations
and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet.
-----------------------------------------------------------------------------------------------------------------------------

Equinor, Annual Report on Form 20-F 2022

Joint ventures and other equity accounted investme

nts
(in USD million) 2022 2021
Net investments at 1 January
2,686
2,270
Net income/(loss) from equity accounted investments
620
259
Impairment 1)
(832)
0
Acquisitions and increase in capital
337
475
Dividend and other distributions
(210)
(230)
Other comprehensive income/(loss)
384
(58)
Divestments, derecognition and decrease in paid in

capital
(22)
(31)
Other
(205)
1
Net investments at 31 December
2,758
2,686
1) Related to investments in Russia, see also note 6 Acquisitions and disposals.
Equity accounted investments consist of several investments, none above USD
0.6

billion. None of the investments are significant on
an individual basis. Voting rights corresponds to ownership.
16 Financial investments and financial receivables
Non-current financial investments
At 31 December
(in USD million) 2022 2021
Bonds
1,448
1,822
Listed equity securities
794
1,131
Non-listed equity securities
491
393
Financial investments
2,733
3,346
Bonds and equity securities mainly relate to investment portfolios held by Equinor’s captive insurance company and other listed and
non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

Equinor, Annual Report on Form 20-F 2022

Non-current prepayments and financial receivables
At 31 December
(in USD million) 2022 2021
Interest-bearing financial receivables

1,658
707
Other interest-bearing receivables
66
276
Prepayments and other non-interest-bearing receivables
339
104
Prepayments and financial receivables
2,063
1,087
Interest-bearing financial receivables consist primarily of receivables from related parties, see note 27 Related parties. Other interest-
bearing receivables primarily relate to financial sublease and tax receivables.
Current financial investments
At 31 December
(in USD million) 2022 2021
Time deposits
12,373
7,060
Interest-bearing securities
17,504
14,186
Financial investments
29,876
21,246
At 31 December 2022, current financial investments include USD
410

million in investment portfolios held by Equinor’s captive
insurance company which mainly are accounted for using fair value through profit or loss.

The corresponding balance at 31 December
2021 was USD
300

million.
For information about financial instruments by category, see note 28 Financial instruments and fair value measurement
.

Equinor, Annual Report on Form 20-F 2022

17 Inventories
Accounting policies
Inventories
Commodity inventories not held for trading purposes are stated at the lower of cost and net realisable value. Cost is determined by the
first-in first-out method and comprises direct purchase costs, cost of production, transportation, and manufacturing expenses. With
effect from 2022, due to the evolving trading business in the Group, fair value less cost to sell (FVLCS)

is considered the appropriate
measurement basis for commodity inventories held for trading purposes, with subsequent changes in

FV recognised in the
Consolidated statement of income under Other revenues. These inventories are categorised within level

2 of the fair value hierarchy.
Comparative numbers have not been restated due to materiality.
------------------------------------------------------------------------------------------------------------------------------
At 31 December
(in USD million) 2022 2021
Crude oil
2,115
2,014
Petroleum products
451
315
Natural gas
127
642
Commodity inventories at the lower of cost and net

realisable value
2,693
2,971
Natural gas held for trading purposes measured

at fair value
1,994
0
Other
517
424
Total inventories
5,205
3,395
The write-down of inventories from cost to net realisable value amounted to an expense of USD
143

million and USD
77

million in
2022 and 2021, respectively. Inventories held for trading purposes consist of gas stores held by Danske Commodities.

Equinor, Annual Report on Form 20-F 2022

18 Trade and other receivables
At 31 December
(in USD million) 2022 2021
Trade receivables from contracts with customers 1)
15,213
13,266
Other current receivables
992
1,436
Collateral receivables
2)
3,468
1,576
Receivables from participation in joint operations and

similar arrangements
661
491
Receivables from equity accounted associated companies

and other related parties
1,276
423
Total financial trade and other receivables
21,611
17,192
Non-financial trade and other receivables
841
736
Trade and other receivables
22,452
17,927
1) Trade receivables from contracts with customers are shown net of an immaterial provision for expected

losses.
2) Mainly related to cash paid as security for

a portion of Equinor's credit exposure.

For more information about the credit quality of Equinor's counterparties, see note 4 Financial risk and capital management. For
currency sensitivities, see note 28 Financial instruments and fair value measurement.
19 Cash and cash equivalents
Accounting policies
Cash and cash equivalents are accounted for at amortised cost and include cash in hand, current balances with banks and similar
institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an
insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date. Contractually
mandatory deposits in escrow bank accounts are included as restricted cash if the deposits are provided as part of the Group’s
operating activities and therefore are deemed as held for the purpose of meeting short
‑
term cash commitments, and the deposits can
be released from the escrow account without undue expenses.
At 31 December
(in USD million) 2022 2021
Cash at bank available
2,220
2,673
Time deposits
836
1,906
Money market funds
3,106
2,714
Interest-bearing securities
3,276
4,740
Restricted cash, including collateral deposits
6,140
2,093
Cash and cash equivalents
15,579
14,126
Restricted cash at 31 December 2022 includes collateral deposits of USD
6,128

million related to trading activities. Correspondingly,
collateral deposits at 31 December 2021 were USD
2,069

million. Collateral deposits are related to certain requirements of exchanges where Equinor is trading. The terms and conditions related to these requirements are determined by the respective exchanges.

Equinor, Annual Report on Form 20-F 2022

20 Shareholders' equity and dividends
Number of
shares
NOK per value NOK USD
Share capital at 1 January 2022
3,257,687,707

2.50

8,144,219,267.50

1,163,987,792

Capital reduction
(82,217,548)
2.50

(205,543,870.00)
(21,951,527)
Share capital at 31 December 2022
3,175,470,159

2.50

7,938,675,397.50

1,142,036,265

Number of
shares
NOK per value Common Stock
Authorised and issued
3,175,470,159

2.50

7,938,675,397.50

Treasury shares
Share buy-back programme
(42,619,172)
2.50

(106,547,930.00)
Employees share saving plan
(10,908,717)
2.50

(27,271,792.50)
Total outstanding shares
3,121,942,270

2.50

7,804,855,675.00

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as
and when declared and are entitled to one vote per share at the annual general meeting of the company.
Dividend
During 2022, dividend for the third and for the fourth quarter of 2021 and dividend for the first and second quarter of 2022 were
settled. Dividend declared but not yet settled is presented as dividends payable in the Consolidated balance sheet. The Consolidated
statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2022 relates

to the
fourth quarter of 2021 and to the first three quarters of 2022.
On 7 February 2023, the board of directors proposed an ordinary cash dividend for the fourth quarter of 2022 of USD
0.30

per share
and an extraordinary cash dividend of USD
0.60

per share (subject to annual general meeting approval). The Equinor share will trade
ex-dividend 11 May 2023 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 12 May 2023 and payment date will be 25 May 2023.
At 31 December
(in USD million) 2022 2021
Dividends declared
7,549

2,041

USD per share or ADS
2.4000

0.6300

Dividends paid
5,380

1,797

USD per share or ADS
1.6800

0.5600

NOK per share
16.4837

4.8078

-------------------------------------------------------------------------------------------------------------------------------------
Accounting policies
Share buy-back
Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third
party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. Treasury
shares are not included in the weighted average number of ordinary shares outstanding in the calculation of Earnings per share. The
remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.
-------------------------------------------------------------------------------------------------------------------------------------
Share buy-back programme

Equinor, Annual Report on Form 20-F 2022

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part
of the programme will be cancelled. According to an agreement between Equinor and the Norwegian

State, the Norwegian State will
participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at
67
%.
On 7 February 2023, the board proposed an annual share buy-back programme for 2023 with up to USD
6,000

million, including
shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-
back programme is expected to be executed when Brent Blend oil price is in or above the range of
50
-
60

USD/bbl, Equinor’s net debt
to capital employed adjusted* stays within the communicated ambition of
15
-
30

% and this is supported by commodity prices.
On 7 February 2023, the board of directors resolved the commencement of the first tranche of the share buy-back programme for
2023 of a total of USD
1,000

million, including shares to be redeemed from the Norwegian State. The first tranche will end no later
than 24 March 2023
.
Number of shares 2022 2021
Share buy-back programme at 1 January
13,460,292

-

Purchase
56,290,671

13,460,292

Cancellation
(27,131,791)
-

Share buy-back programme at 31 December
42,619,172

13,460,292

Equity impact of share buy back programmes
(in USD million) 2022 2021
First tranche
330

99

Second tranche
440

330

Third tranche
605

-

Fourth tranche
605

-

Norwegian state share
1)
1,399

-

Total
3,380

429

1) Relates to the 2021 programme and first tranche of 2022 programme.
In February 2022, Equinor launched a share buy-back programme for 2022 of up to USD
5,000

million, where the first tranche of
around USD
1,000

million was finalised in March 2022. USD
330

million of the first tranche was acquired in the open market. The redemption of the proportionate share of
67
% from the Norwegian State was approved by the annual general meeting 11 May 2022 and settled in July 2022 as described below.
In May 2022, Equinor launched the second tranche of USD
1,333

million of the 2022 share buy-back programme of which USD
440
million was purchased in the open market. The acquisition of the second tranche in the open market was finalised in July 2022.
In July 2022, Equinor increased the target level of share buy-back for 2022 from USD
5,000

million up to USD
6,000

million and
launched the third tranche of USD
1,833

million. USD
605

million was purchased in the open market. The acquisition of the third tranche in the open market was finalised in October 2022.
In October 2022, Equinor launched the fourth and final tranche of the share buy-back programme for 2022 of USD
1,833

million. The
fourth tranche of USD
605

million (both acquired and remaining order) has been recognised as a reduction in equity as treasury
shares due to an irrevocable agreement with a third party. As of 31 December 2022, USD
495
million of the fourth tranche has been
purchased in the open market, of which USD
475

million has been settled. The remaining order of the fourth tranche is accrued for and classified as Trade, other payables and provisions. The acquisition of the fourth tranche in the open market was finalised in
January 2023.

Equinor, Annual Report on Form 20-F 2022

After having finalised the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the
market in the period 28 July 2021 to 25 March 2022, a proportionate share of
67
% from the Norwegian State was redeemed in
accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership
percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The shares were cancelled on 29 June 2022 and the liability of USD
1,399

million (NOK
13,496

million) to the Norwegian State was settled on 20 July
2022.
For the second, third and fourth tranche of the share buy-back programme of 2022, USD
3,350

million of shares from the Norwegian
State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of
67
% in Equinor.
Employees share saving plan
Number of shares 2022 2021
Share saving plan at 1 January
12,111,104

11,442,491

Purchase
2,127,172

3,412,994

Allocated to employees
(3,329,559)
(2,744,381)
Share saving plan at 31 December
10,908,717

12,111,104

In 2022 and 2021 treasury shares were purchased and allocated to employees participating in the share saving plan for USD
72
million and USD
75

million, respectively. For further information, see note 8 Salaries and personnel expenses.
21 Finance debt
Non-current finance debt
Finance debt measured at amortised cost
Weighted average interest
rates in % 1)
Carrying amount in USD
millions at 31 December
Fair value in USD

millions at 31 December 2)
2022 2021 2022 2021 2022 2021
Unsecured bonds
United States Dollar (USD)
3.82
3.88
17,190
17,451
16,167
19,655
Euro (EUR)
1.42
1.42
7,465
7,925
6,782
8,529
Great Britain Pound (GBP)
6.08
6.08
1,652
1,852
1,836
2,674
Norwegian Kroner (NOK)
4.18
4.18
304
340
311
380
Total unsecured bonds
26,612
27,568
25,097
31,237
Unsecured loans
Japanese Yen (JPY)
4.30
4.30
76
87
90
106
Total unsecured loans
76
87
90
106
Total
26,688
27,655
25,187
31,343
Non-current finance debt due within one year
2,547
250
2,597
268
Non-current finance debt
24,141
27,404
22,590
31,075

Equinor, Annual Report on Form 20-F 2022

1)
Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do
not include the effect of swap agreements.
2)

Fair values are determined from external calculation models based on market observations from various sources, classified at
level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 28 Financial instruments and fair value measurement.
Unsecured bonds amounting to USD
17,190

million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD
8,624

million are swapped into USD. One bond denominated in EUR amounting to USD
797

million is not
swapped. The table does not include the effects of agreements entered into to swap the various currencies into

USD. For further
information see note 28 Financial instruments and fair value measurement.
Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to
secure borrowings without granting a similar secured status to the existing bondholders and lenders.
No new bonds were issued in 2022.
Out of Equinor's total outstanding unsecured bond portfolio,
38

bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying
amount of these agreements is USD
26,302

million at the 31 December 2022 closing currency exchange rate.
For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 4 Financial risk and capital management.

Non-current finance debt maturity profile
At 31 December
(in USD million) 2022 2021
Year 2 and 3
4,794
5,015
Year 4 and 5
4,510
4,731
After 5 years
14,837
17,659
Total repayment of non-current finance debt
24,141
27,404
Weighted average maturity (years - including current portion)
9
10
Weighted average annual interest rate (% - including current portion)
3.29
3.33
Current finance debt
At 31 December
(in USD million) 2022 2021
Collateral liabilities
1,571
2,271
Non-current finance debt due within one year
2,547
250
Other including US Commercial paper programme

and bank overdraft
241
2,752
Total current finance debt
4,359
5,273
Weighted average interest rate (%)
2.22
0.51
Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and
outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD
227

million as of

31 December 2022 and USD
2,600

million as of 31 December 2021.

Equinor, Annual Report on Form 20-F 2022

Reconciliation of cash flows from financing activities

to finance line items in balance sheet

(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals 1)
Additional
paid in
capital

/Treasury
shares
Non-
controlling
interest
Dividend
payable
Lease
liabilities 2) Total
At 1 January 2022
27,404
5,273
(1,577)
(2,027)
14
582
3,562
New finance debt -
Repayment of finance debt
(250)
(250)
Repayment of lease liabilities
(1,366)
(1,366)
Dividend paid
(5,380)
(5,380)
Share buy-back
(3,315)
(3,315)
Net current finance debt and other
finance activities
(2,982)
(2,038)
(73)
(8)
(5,102)
Net cash flow from financing activities
(250)
(2,982)
(2,038)
(3,388)
(8)
(5,380)
(1,366)
(15,414)
Transfer to current portion
(2,297)
2,297
Effect of exchange rate changes
(710)
(78)
145
(3)
(149)
Dividend declared
7,549
New leases
1,644
Other changes
(7)
(151)
30
(2)
57
(24)
Net other changes
(3,014)
2,068
145
30
(5)
7,606
1,471
At 31 December 2022
24,141
4,359
(3,468)
(5,385)
1
2,808
3,667
(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals
1)
Additional
paid in
capital

/Treasury
shares
Non-
controlling
interest
Dividend
payable
Lease
liabilities
2)
Total
At 1 January 2021
29,118
4,591
(967)
(1,588)
19
357
4,406
New finance debt
-
Repayment of finance debt
(2,675)
(2,675)
Repayment of lease liabilities
(1,238)
(1,238)
Dividend paid
(1,797)
(1,797)
Share buy-back
(321)
(321)
Net current finance debt and other
finance activities
(335)
2,273
(651)
(75)
(18)
1,195
Net cash flow from financing activities
(3,010)
2,273
(651)
(396)
(18)
(1,797)
(1,238)
(4,836)
Transfer to current portion
1,724
(1,724)
Effect of exchange rate changes
(422)
(8)
41
(1)
(61)
Dividend declared
2,041
New leases
476
Other changes
(6)
141
-
(43)
14
(19)
(21)
Net other changes
1,296
(1,591)
41
(43)
13
2,022
394
At 31 December 2021
27,404
5,273
(1,577)
(2,027)
14
582
3,562

Equinor, Annual Report on Form 20-F 2022

1)
Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 18
Trade and other receivables for more information.
2)

See note 25 Leases for more information.

Equinor, Annual Report on Form 20-F 2022

22 Pensions
Accounting policies
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
Equinor's proportionate share of multi-employer defined benefit plans is recognised as liabilities in the Consolidated balance sheet as
sufficient information is considered available, and a reliable estimate of the obligation can be made.
The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive
benefits. The calculation is performed by an external actuary. Equinor's net obligation from defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the
current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.
The discount rate is the yield at the balance sheet date, reflecting the maturity dates approximating the terms of Equinor's obligations.
On 31 December 2022, the discount rate for the defined benefit plans in Norway was established on the basis of seven years'
mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of

Equinor's payment portfolio for
earned benefits, which was calculated to be 13.5 years at the end of 2022. The present values of the defined benefit obligation, the
related current service cost and past service cost are measured using the projected unit credit method. The assumptions for expected
wage growth, expected rate of pension increase and the expected increase of social security base amount (G-amount) are based on
agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these
assumptions. For members in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate. Social security tax is calculated based on a pension plan's net funded status and is included in the defined
benefit obligation.
The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for
Equinor, either as a possible distribution to premium fund which can be used for future funding of new liabilities, or as disbursement of equity in the pension fund.
The net interest related to defined benefit plans is calculated by applying the discount rate to the net present value of the benefit
obligation and is presented in the Consolidated statement of income within Net financial items. The difference between estimated
interest income and actual return is recognised in the Consolidated statement of comprehensive income as actuarial gains/losses.
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
Contributions to defined contribution schemes are recognised in the Consolidated statement of income as pension costs in the period
in which the contribution amounts are earned by the employees.
Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of
the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement
of income as periodic pension cost, while changes in fair value of the employees’ notional assets are reflected in the Consolidated
statement of income under Net financial items.
Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor’s operated joint operations (licences)
on an hours’ incurred basis and recognised in the Consolidated statement of income based on the function of the cost.
------------------------------------------------------------------------------------------------------------------------------------
Pension plans in Equinor
The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans which includes certain unfunded elements (notional contribution plans
). In addition, several employees and former employees of the Equinor Group is a member of certain defined benefit plans. The benefit plan in Equinor ASA was closed in 2015 for new employees and for employees
with more than 15 years to regular retirement age.
Equinor's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme.

The
Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian

Mandatory Company
Pensions Act.

Equinor, Annual Report on Form 20-F 2022

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
Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The tables in this note present pension costs on a gross basis before allocation to licence partners. In the Consolidated statement of income, the pension costs in
Equinor ASA are presented net of costs allocated to licence partners.
Equinor is also a member of a Norwegian national agreement-based early retirement plan (“AFP”), and the premium is calculated based on the employees' income but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G).

The premium is
payable for all employees until age
62
. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for
their full lifetime.
Net pension cost
(in USD million) 2022 2021 2020
Notional contribution plans
57
60
55
Defined benefit plans
188
216
184
Defined contribution plans
213
213
192
Total net pension cost
458
488
432
In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the
Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans
amounts to USD
105

million in 2022 and USD
238

million in 2021. Interest income of USD
116

million has been recognised in 2022,
and USD
106

million in 2021.

Equinor, Annual Report on Form 20-F 2022

Changes in pension liabilities and plan assets

during the year
(in USD million) 2022 2021
Pension liabilities at 1 January
9,358
9,216
Current service cost
183
208
Interest cost
105
238
Actuarial (gains)/losses and currency effects
(1,785)
(72)
Changes in notional contribution liability and other

effects
67
63
Benefits paid
(258)
(295)
Pension liabilities at 31 December
7,670
9,358
Fair value of plan assets at 1 January
6,404
6,234
Interest income
116
106
Return on plan assets (excluding interest income)
(622)
291
Company contributions
104
114
Benefits paid
(121)
(137)
Other effects
6
-
Foreign currency translation effects
(669)
(204)
Fair value of plan assets at 31 December
5,218
6,404
Net pension liability at 31 December
2,452
2,954
Represented by:
Asset recognised as non-current pension assets

(funded plan)
1,219
1,449
Liability recognised as non-current pension liabilities

(unfunded plans)
3,671
4,403
Pension liabilities specified by funded and unfunded

pension plans
7,670
9,358
Funded
3,999
4,955
Unfunded
3,671
4,403
Equinor recognised an actuarial gain from changes in financial assumptions in 2022, mainly due to a larger increase in discount rate
compared to the other assumptions. An actuarial loss was recognised in 2021.
Actuarial losses and gains recognised directly

in Other comprehensive income (OCI)
(in USD million) 2022 2021 2020
Net actuarial (losses)/gains recognised in OCI

during the year
174
63
3
Foreign currency translation effects
287
84
(109)
Tax effects of actuarial (losses)/gains recognised in OCI
(105)
(35)
19
Recognised directly in OCI during the year, net of tax
356
112
(87)

Equinor, Annual Report on Form 20-F 2022

Actuarial assumptions
Assumptions used to determine
benefit costs in %
Assumptions used to determine
benefit obligations in %
Rounded to the nearest quartile 2022 2021 2022 2021
Discount rate
2.00
1.75
3.75
2.00
Rate of compensation increase
2.50
2.00
3.50
2.50
Expected rate of pension increase
1.75
1.25
2.75
1.75
Expected increase of social security base amount (G-amount)
2.25
2.00
3.25
2.25
Weighted-average duration of the defined benefit obligation
13.5
15.2
The assumptions presented are for the Norwegian companies in Equinor which are members of

Equinor's pension fund. The defined
benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.
Sensitivity analysis
The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The
following estimates are based on facts and circumstances as of 31 December 2022.
Discount rate
Expected rate of
compensation
increase
Expected rate of
pension increase Mortality assumption
(in USD million) 0.50% -0.50% 0.50% -0.50% 0.50% -0.50% + 1 year - 1 year
Effect on:
Defined benefit obligation at 31 December 2022
(491)
553
109
(104)
462
(422)
285
(257)
Service cost 2023
(16)
18
8
(7)
12
(11)
6
(5)
The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other
factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the
Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these
assumptions.

Equinor, Annual Report on Form 20-F 2022

Pension assets
The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and
real estate.
The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2022. The portfolio weight during a
year will depend on the risk capacity.
Target portfolio
weight (in %) 2022 2021
Equity securities
32.9
34.1

29-38
Bonds
53.1
50.2

46-59
Money market instruments
7.4
9.1

0-14
Real estate
6.6
6.6

5-10
Total
100.0
100.0
In 2022,
44
% of the equity securities and
3
% of bonds had quoted market prices in an active market.
54
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
For definition of the various levels, see note 28 Financial instruments and fair value measurement.
Estimated company contributions to be made to Equinor Pension in 2023 is approximately USD
108

million.
23 Provisions and other liabilities
Accounting policies
Asset retirement obligations (ARO)
Provisions for asset retirement obligations (ARO) are recognised when Equinor has an obligation

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
The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and
requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a market-based risk-free rate based on the applicable currency and time horizon of
the underlying cash flows. The provisions are classified under Provisions in the Consolidated balance sheet.
When a provision for ARO is recognised, a corresponding amount is recognised to increase the related property, plant and equipment
and is subsequently depreciated as part of the property, plant and equipment. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment. When a decrease in the ARO related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of
Depreciation, amortisation and net impairment losses in the Consolidated statement of income.

When an asset has reached the end
of its useful life, all subsequent changes to the ARO are recognised as they occur in Operating expenses in the Consolidated
statement of income.
Removal provisions associated with Equinor's role as shipper of volumes through third party transport systems are expensed as
incurred.
Estimation uncertainty regarding asset retirement obligations
Establishing the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing
technological developments, expectations about future regulatory and technological development and involve the application of

Equinor, Annual Report on Form 20-F 2022

judgement and an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due
to changes in current regulations and technology while considering relevant risks and uncertainties.

Most of the removal activities are
many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to renewable
energy sources may also influence the production period, hence the timing of the removal activities.

The estimates include
assumptions of norms, rates and time required which can vary considerably depending on the assumed removal complexity.
Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of ARO and subsequent adjustments involve the application of significant judgement.
---------------------------------------------------------------------------------------------------------------------------------
(in USD million)
Asset retirement
obligations
Other

provisions and
liabilities,
including
claims and
litigations Total
Non-current portion at 31 December 2021
17,279
2,620
19,899
Current portion at 31 December 2021 reported

as Trade, other payables and
provisions
138
1,566
1,704
Provisions and other liabilities at 31 December 2021
17,417
4,186
21,603
New or increased provisions and other liabilities
998
497
1,495
Change in estimates
(255)
1,283
1,028
Amounts charged against provisions and other liabilities
(204)
(1,830)
(2,034)
Effects of change in the discount rate
(4,920)
(212)
(5,132)
Reduction due to divestments
(361)
(181)
(542)
Accretion expenses
387
62
449
Reclassification and transfer
(46)
841
795
Foreign currency translation effects
(1,282)
(88)
(1,370)
Provisions and other liabilities at 31 December 2022
11,734
4,558
16,292
Non-current portion at 31 December 2022
11,569
4,064
15,633
Current portion at 31 December 2022 reported

as Trade, other payables and
provisions
165
494
659

Equinor, Annual Report on Form 20-F 2022

Equinor's estimated asset retirement obligations (ARO) have decreased by USD
5,683

million to USD
11,734

million at 31 December
2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO
are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
In certain production sharing agreements (PSA), Equinor’s estimated share of asset retirement obligation (ARO) is paid into an escrow
account over the producing life of the field. These payments are considered down-payments of the liabilities and included in the line
item Amounts charged against provisions and other liabilities.
Claims and litigations mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in
respect of these claims are uncertain and dependent on various factors that are outside management's control.

For further information
on provisions and contingent liabilities, see note 26 Other commitments, contingent liabilities and contingent assets.

The timing of cash outflows of asset retirement obligations depends on the expected cease of production at the various facilities.
Line item Change in estimates includes USD
791

million related to SDFI liability. See note 27 Related parties for further details.
Line item Amounts charged against provisions and other liabilities includes settlement of USD
1,050

million related to Brazilian
Offshore licence BM-S-8.
Sensitivities with regards to discount rate on the total ARO portfolio
The discount rate sensitivity has been calculated by assuming a reasonably possible change of
1.2

percentage points.
An increase in the discount rate of
1.2

percentage points would reduce the ARO liability by USD
1,705

million. A corresponding
reduction would increase the liability by USD
2,190

million. See note 3 Consequences of initiatives to limit climate changes for sensitivity with regards to change in the removal year.
Expected timing of cash outflows
(in USD million)
Asset retirement
obligations
Other

provisions and
liabilities, including
claims and litigations Total
2023 - 2027
1,201
3,664
4,865
2028 - 2032
1,239
198
1,437
2033 - 2037
4,058
158
4,216
2038 - 2042
3,429
24
3,453
Thereafter
1,807
514
2,321
At 31 December 2022
11,734
4,558
16,292
24 Trade, other payables and provisions
At 31 December
(in USD million) 2022 2021
Trade payables
6,207
6,249
Non-trade payables and accrued expenses
2,688
2,181
Payables due to participation in joint operations and

similar arrangements
2,074
1,876
Payables to equity accounted associated companies

and other related parties
1,479
2,045
Total financial trade and other payables
12,449
12,350
Current portion of provisions and other non-financial

payables
903
1,960
Trade, other payables and provisions
13,352
14,310
Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 23
Provisions and other liabilities and in note 26 Other commitments, contingent liabilities and contingent assets. For information

Equinor, Annual Report on Form 20-F 2022

regarding currency sensitivities, see note 28 Financial instruments and fair value measurement. For further information on payables to
equity accounted associated companies and other related parties, see note 27 Related parties.
25 Leases
Accounting policies
Leases
A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for
consideration. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments
(including extension options considered reasonably certain to be exercised) is recognised as a lease liability. The present value is calculated using Equinor’s incremental borrowing rate. A corresponding right-of-use

(RoU) asset is recognised, including lease
payments and direct costs incurred at the commencement date. Lease payments are reflected as interest expense and a reduction of
lease liabilities. The RoU assets are depreciated over the shorter of each contract’s term and the assets’ useful life.
Short term leases (12 months or less) and leases of low value assets (regarded as such when the sum of nominal lease payments
over the lease term do not exceed USD 500.000) are expensed or (if appropriate) capitalised as incurred, depending on the activity in
which the leased asset is used.
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
Accounting judgement regarding leases
In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 Leases requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and
consequently whether such contracts should be reflected gross (100%) in the operator’s financial statements, or according to each
joint operation partner’s proportionate share of the lease.
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

(licences).
As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the
lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent
sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate
share of the lease. Where all partners in a licence are considered to share the primary responsibility for lease payments under a
contract, Equinor’s proportionate share of the related lease liability and RoU asset will be recognised net by Equinor. When Equinor is
considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%).
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
--------------------------------------------------------------------------------------------------------------------------------
Equinor leases certain assets, notably drilling rigs, transportation vessels, storages and office facilities for operational activities.
Equinor is mostly a lessee, and the use of leases serves operational purposes rather than as a tool for financing.
Information related to lease payments and lease

liabilities
(in USD million) 2022 2021
Lease liabilities at 1 January
3,562
4,406

Equinor, Annual Report on Form 20-F 2022

New leases, including remeasurements and cancellations
1,644
476
Gross lease payments
(1,484)
(1,350)
Lease interest
95
91
Lease repayments

(1,389)
(1,389)
(1,259)
(1,259)
Foreign currency translation effects
(149)
(61)
Lease liabilities at 31 December
3,667
3,562
Current lease liabilities
1,258
1,113
Non-current lease liabilities
2,409
2,449
Lease expenses not included in lease liabilities
(in USD million) 2022 2021
Short-term lease expenses
286
160
Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of
the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable
lease expense and lease expense related to leases of low value assets are not significant.
Equinor recognised revenues of USD
319

million in 2022 and USD
272

million in 2021 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor.
Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note

26 Other commitments, contingent liabilities and contingent assets.
A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 4 Financial risk and capital
management.
Non-current lease liabilities maturity profile
At 31 December
(in USD million) 2022 2021
Year 2 and 3
1,360
1,164
Year 4 and 5
483
586
After 5 years
566
699
Total repayment of non-current lease liabilities
2,409
2,449
The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 12 Property, plant and equipment.

Equinor, Annual Report on Form 20-F 2022

26 Other commitments, contingent liabilities and contingent

assets
Accounting policies
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
--------------------------------------------------------------------------------------------------------------------------------
Contractual commitments
Equinor had contractual commitments of USD
5,454

million as of 31 December 2022. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities. It also includes Equinors’ estimated expenditures related to
commitments to drill a certain number of wells, commitments which sometimes can be a prerequisite to be awarded oil and gas
exploration and production licences.
At the end of 2022, Equinor was committed to participate in
40

wells, with an average ownership interest of approximately
42
%.
Equinor's share of estimated expenditures to drill these wells amounts to USD
566

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
The table below also includes USD
3,033

million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. For commenced leases, please refer to note 25 Leases.
Nominal minimum other long-term commitments at 31 December 2022:
(in USD million)
2023
2,603
2024
2,103
2025
1,892
2026
1,260
2027
1,309
Thereafter
5,733
Total other long-term commitments
14,900

Equinor, Annual Report on Form 20-F 2022

Guarantees
Equinor has guaranteed for its proportionate share of some of our associates’

long-term bank debt, payment obligations under
contracts, and certain third-party obligations. The total amount guaranteed at year-end 2022 is USD
1,725

million. The book value of
the guarantees is immaterial.
Contingent liabilities and contingent assets
Agbami dispute settlement agreement and licence extension
During 2022, an agreement was reached in a three-year long negotiation between the parties

Nigerian National Petroleum Company
Limited (NNPC), Chevron and Equinor. The parties have agreed to an extension of the operating licence period and the related
Production Sharing Contract (PSC) for Oil Mining Lease (OML) 128 of the unitised Agbami field until 2042. At the same time, the
parties agreed outstanding legal disputes related to the allocation between the parties of cost oil, tax oil and profit oil volumes. The
settlement agreement awards Equinor with an amicable compensation for overlifted volumes, which will be payable over the 20-year
licence extension. The amounts and timing of payments to be received depend on a number of factors related to operation of the field,
as well as future oil prices and production volumes. Equinor will consequently recognise settlement payments when received, and no
amounts have been recognised in the Consolidated statement of income or Balance sheet for 2022.

The parties are currently
undertaking necessary legal actions in order to formally close the legal disputes.
Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC (“PIUL”) was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields
Project which has finalised the development of 4 gas fields in central Algeria). Following suspension of activity after the terrorist attack
at another gas field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests (“VoRs”) related to the costs incurred for stand-by and remobilization costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD
533

million, of
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

Court proceedings through several levels in the legal system have been ongoing since a first level decision in Equinor’s favour was reached in 2013, and a final verdict has not yet been reached.
Withholding tax has not been paid since 2014.

Equinor's maximum exposure is estimated at approximately USD
146

million. Equinor
is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts
have consequently been provided for in the financial statements.
Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras,
Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. The case was appealed by the plaintiff and
Equinor has filed counter arguments. At the end of 2022, the acquired interest remains in Equinor’s balance sheet, where the assets
related to phase 1 have been reclassified to property, plant and equipment and the assets related to phase 2 are presented as intangible assets, all of which are part of the Exploration & Production International (E&P International)

segment.
Brazilian law creating uncertainty regarding certain tax incentives
Equinor is currently part in two legal matters in the state of Rio de Janeiro in Brazil related to a law requiring taxpayers that benefits
from ICMS tax incentives (i.e. Repetro) to deposit
10
% of the savings made from such benefits into a state fund. Equinor is of the
opinion that specific incentives so far relevant for the Roncador and Peregrino fields are not in scope of the law, while the state of Rio
de Janeiro requires deposits to be paid with the addition of fines and interests. Several legal actions to oppose the laws and related
payments have therefore been initiated by both Equinor’s peers and the Brazilian

Petroleum and Gas Institute (IBP). At year-end
2022, the maximum exposure for Equinor in these various matters has been estimated to a total of USD
132

million. Equinor is of the
opinion that the law is unconstitutional, especially for Repetro incentives, and this will be upheld in future legal proceedings. No
amounts have consequently been provided for in the financial statements.
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
372

million. The appeal process with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled.

Equinor, Annual Report on Form 20-F 2022

Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No
amounts have consequently been provided for in the financial statements.
Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium

N.V
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the
subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length’s principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD
182

million that was paid in 2021. During 2022, the tax
authorities reversed their decision and accepted Equinor’s initial position. The tax payment has been reimbursed to Equinor, adjusted
for changes in tax rates. The adjustment, which has been recognised as tax expense in the Consolidated statement of income in
2022, is considered immaterial.
Dispute with Norwegian tax authorities regarding R&D costs in the offshore tax regime
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime.
During 2022, the Oil Taxation Office (OTO) informed Equinor that it had decided to accept Equinor’s position regarding certain disputed items, resulting in a reduction in Equinor’s maximum exposure. Further, Equinor has accepted an increase in taxable income
for both onshore and offshore tax. A previously recognised provision of USD
95

million has been reclassified to current tax payable.
Equinor’s Income tax expense was not affected by this development, and the remaining expected maximum exposure related to R&D
costs in the offshore tax regime is considered immaterial.
Dispute with Norwegian tax authorities regarding internal pricing of natural gas liquids
The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to
Equinor ASA in the years 2011-2020. During 2022 there has been development in various elements of these cases, where parts of the previous exposure have been resolved or have reached the end of available appeal processes,

and other parts have been
appealed. Following these developments, which did not impact the Consolidated statement of income significantly, the maximum
exposure regarding the gas liquid pricing remains at an estimated USD
71

million. Equinor has provided for its best estimate in the
matter.
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

23 Provisions and other liabilities.
Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain
tax assets are reflected as current or deferred tax assets.

Equinor, Annual Report on Form 20-F 2022

27 Related parties
Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of

31 December 2022, the Norwegian State had an ownership interest in Equinor of
67.0
% (excluding Folketrygdfondet, the Norwegian
national insurance fund, of
3.4
%). This ownership structure means that Equinor participates in transactions with many parties that are
under a common ownership structure and therefore meet the definition of a related party. The responsibility for the Norwegian State`s shareholding in Equinor was transferred from the Ministry of Petroleum and Energy to the Ministry of Trade and Industry on 1 January
2022.
Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD
12,617

million, USD
9,572

million and USD
5,108

million in 2022, 2021 and 2020, respectively. These purchases of oil and natural gas liquids are recorded in Equinor ASA. In addition, Equinor ASA sells in its own name, but for the Norwegian State’s account and risk, the

Norwegian State’s gas production.
These transactions are presented net. For further information please see note 7 Total revenues and other income. The most significant items included in the line-item Payables to equity accounted associated companies and other related parties in note 24
Trade and other payables, are amounts payable to the Norwegian State for these purchases.
The line-item Prepayments and Financial Receivables includes USD
1,461

million which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year end 2021 the corresponding amount was USD
435

million. The increase is mainly related to
increased volumes and higher cost price on the gas storage. A corresponding non-current liability of USD
1,461

million has been
recognized, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary.
Other transactions
In its ordinary business operations Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum
products, with companies in which Equinor has ownership interests. Such transactions are included within the applicable captions in
the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity
under common control by the Norwegian Ministry of Petroleum and Energy. Gassco’s activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor
payments that flowed through Gassco in this respect amounted to USD
1,210

million, USD
1,030

million and USD
896

million in 2022,
2021 and 2020, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor’s capacity payment net of Equinor’s own ownership interests in Gassco operated infrastructure.

In addition, Equinor ASA manages, in its own
name, but for the Norwegian State’s account and risk, the Norwegian State’s share of the Gassco costs. These transactions are
presented net. Equinor has had transactions with other associated companies and joint ventures in the course of its ordinary
business, for which amounts have not been disclosed due to materiality. In addition, Equinor has had transactions with joint operations and similar arrangements where Equinor is operator. Indirect operating expenses incurred as operator are charged to the joint operation or similar arrangement based on the “no-gain/no-loss” principle.
Related party transactions with management are presented in note 8 Salaries and personnel expenses
.

Equinor, Annual Report on Form 20-F 2022

28 Financial instruments and fair value measurement
Accounting policies
Financial assets
Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset. The
subsequent measurement of the financial assets depends on which category they have been classified into at inception: Financial
investments at amortised cost, at fair value through profit or loss, and at fair value through other comprehensive income. The
classification is based on an evaluation of the contractual terms and the business model applied.
Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Current
financial investments are primarily accounted for at amortised cost but also at fair value through profit or loss,

depending on
classification.
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
Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months
after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown
separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain
balances payable to and receivable from the same counterparty.
Financial assets are derecognised when rights to cash flows and risks and rewards of ownership are transferred through a sales
transaction or the contractual rights to the cash flows expire, are redeemed, or cancelled. Gains and losses arising on the sale,
settlement or cancellation of financial assets are recognised within Net financial items.
Financial liabilities
Financial liabilities are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the liability. The
subsequent measurement of financial liabilities is either as financial liabilities at fair value through profit or loss or financial liabilities
measured at amortised cost using the effective interest method, depending on classification. The latter applies to Equinor's non-
current bank loans and bonds.
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
Financial liabilities are derecognised when the contractual obligations are settled, or if they expire,

are discharged or cancelled. Gains
and losses arising on the repurchase, settlement or cancellation of liabilities are recognised within Net financial items.
Derivative financial instruments
Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest
rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a
derivative contract is entered into and are subsequently remeasured at fair value through profit and loss. The impact of commodity-
based derivative financial instruments is recognised in the Consolidated statement of income as

Other revenues, as such derivative
instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other
derivative financial instruments is reflected under Net financial items.
Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or
liabilities expected to be settled, or with the legal right to be settled more than 12 months after the balance sheet date, are classified
as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as current.
Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument are accounted for as
financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements,

also referred to as own-use, are not
accounted for as financial instruments. Such sales and purchases of physical commodity volumes are reflected in the Consolidated
statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is
applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas,

which are recognised upon
delivery.

Equinor, Annual Report on Form 20-F 2022

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not
qualifying as own use prior to settlement, the changes in fair value are included in Gain/loss on commodity derivatives (part of Other
revenues, see note 7 Total revenues and other income). When these derivatives are physically settled, the previously recognised unrealised gain/loss is included in Physically settled commodity derivatives (also part of Other revenues).

The physical deliveries
made through such contracts are included in Revenue from contracts with customers at contract price.
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
--------------------------------------------------------------------------------------------------------------------------------------
Financial instruments by category
The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are
defined in IFRS 9 Financial Instruments. For financial investments, the difference between measurement as defined by IFRS 9
categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash
equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 21 Finance debt for fair value information of non-current bonds and bank loans.
At 31 December 2022 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

691
691
Non-current financial investments 16
117
2,616
2,733
Prepayments and financial receivables 16
1,658
404
2,063
Trade and other receivables 18
21,611
841
22,452
Current derivative financial instruments

4,039
4,039
Current financial investments 16
29,577
300
29,876
Cash and cash equivalents 19
12,473
3,106
15,579
Total

65,436
10,752
1,245
77,433
At 31 December 2021 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

1,265
1,265
Non-current financial investments 16
253
3,093
3,346
Prepayments and financial receivables 16
707
380
1,087
Trade and other receivables 18
17,192
736
17,927
Current derivative financial instruments

5,131
5,131
Current financial investments 16
20,946
300
21,246
Cash and cash equivalents 19
11,412
2,714
14,126
Total

50,510
12,503
1,116
64,128

Equinor, Annual Report on Form 20-F 2022

At 31 December 2022
Amortised
cost
Fair value
through
profit or loss
Non-financial
liabilities
Total
carrying
amount (in USD million) Note
Liabilities
Non-current finance debt 21
24,141
24,141
Non-current derivative financial instruments

2,376
2,376
Trade, other payables and provisions 24
12,449
903
13,352
Current finance debt 21
4,359
4,359
Dividend payable
2,808
2,808
Current derivative financial instruments

4,106
4,106
Total

43,757
6,482
903
51,142
At 31 December 2021
Amortised
cost
Fair value
through
profit or loss
Non-financial
liabilities
Total
carrying
amount (in USD million) Note
Liabilities
Non-current finance debt 21
27,404
27,404
Non-current derivative financial instruments

767
767
Trade, other payables and provisions 24
12,350
1,960
14,310
Current finance debt 21
5,273
5,273
Dividend payable
582
582
Current derivative financial instruments

4,609
4,609
Total

45,609
5,376
1,960
52,945

Equinor, Annual Report on Form 20-F 2022

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
At 31 December 2022
Level 1
903
0
-
25
0
(60)
868
Level 2
1,222
97
300
3,722
3,106
(2,352)
(3,952)
2,143
Level 3
491
594
292
(24)
(94)
1,259
Total fair value
2,616
691
300
4,039
3,106
(2,376)
(4,106)
4,270
At 31 December 2021
Level 1
860
-
-
949
-
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
The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques
with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The
discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows
adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit

Equinor, Annual Report on Form 20-F 2022

premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when
applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within
current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could
have been applied when determining the fair value of these contracts, would be to extrapolate the last observable forward prices with
inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD
0.5

billion at end of 2022, while at end of 2021 the increase in fair value was approximately

USD
0.4

billion.
The reconciliation of the changes in fair value during 2022 and 2021 for financial instruments classified as level 3 in the hierarchy is
presented in the following table.

Equinor, Annual Report on Form 20-F 2022

(in USD million)
Non-current
financial
investments
Non-current
derivative
financial
instruments -
assets
Current
derivative
financial
instruments -
assets
Non-current
derivative
financial
instruments -
liabilities
Current
derivative
financial
instruments -
liabilities Total amount
Opening at 1 January 2022
393
380
74
(4)
0
843
Total gains and losses recognised in statement of income
(50)
243
197
(20)
0
370
Purchases
175
10
(120)
65
Sales - -
2
-
22
24
Settlement
(7)
(64)
(71)
Transfer into level 3
-
80
5
85
Foreign currency translation effects
(19)
(30)
(7)
(1)
(57)
Closing at 31 December 2022
492
593
292
(24)
(94)
1,259
Opening at 1 January 2021
308
330
24
(5)
-
657
Total gains and losses recognised in statement of income
(23)
58
72
1
-
108
Purchases
119
119
Settlement
(7)
(20)
(27)
Transfer out of level 3
-
-
Foreign currency translation effects
(3)
(8)
(2)
(13)
Closing at 31 December 2021
393
380
74
(4)
-
843
During 2022 the financial instruments within level 3 have had a net increase in fair value of USD
416

million. The USD
370

million
recognised in the Consolidated statement of income during 2022 are mainly related to changes in fair value of certain embedded
derivatives and earn-out agreements.
29 Subsequent events
Agreement to acquire Suncor Energy UK Limited
On 3 March 2023, Equinor entered into an agreement to acquire
100
% of Suncor Energy UK Limited for a total consideration of USD
850

million before adjustments for working capital and net cash. USD
250

million is contingent on final investment decision on the
Rosebank field. The transaction includes a non-operated interest in the producing Buzzard oil field (
29.89
%) and an additional interest
in the operated Rosebank development (
40
%). Closing of the transaction is expected in the first half of 2023 subject to relevant regulatory approvals and will be recognised in the E&P International segment.