Form 20-F
period 2023-12-31
EQUINOR ASA
filed 2024-03-21
CIK 1140625

Equinor 2023 Annual Report on Form 20-F

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2023
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

Equinor 2023 Annual Report on Form 20-F

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares of NOK 2.50 each
2,944,733,144
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

Equinor 2023 Annual Report on Form 20-F

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

Equinor 2023 Annual Report on Form 20-F

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
ITEM 16J. INSIDER TRADING POLICIES
ITEM 16K. CYBERSECURITY

PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
CONSOLIDATED FINANCIAL STATEMENTS

Equinor 2023 Annual Report on Form 20-F

INTRODUCTION
Unless otherwise indicated, all references herein to “we”, “our”, the “company”, the “group” or

“Equinor” are references to Equinor ASA
and its consolidated subsidiaries.
This document is our annual report on Form 20-F for the year ended 31 December 2023 (“ 2023 Form 20-F ”). Reference is made to our Norwegian Integrated Annual Report for 2023 which is attached hereto as Exhibit 15.4

(the “
2023 Annual Report ”), our 2023 Oil
and Gas Reserves Report which is attached hereto as exhibit 15.5 (the “ 2023 Oil and Gas Reserves Report ”), our 2023
Remuneration Report which is attached hereto as exhibit 15.6 (the “2023 Remuneration Report ”), and our 2023 Board of
Governance Report which is attached hereto as exhibit 15.7 (the “ 2023 Corporate Governance Report ”). Only (i) the information included in this 2023 Form 20-F, (ii) the information in the 2023 Annual Report, the 2023 Oil and Gas Reserves Report, the 2023
Remuneration Report and the 2023 Corporate Governance Report that is incorporated by reference in this 2023 Form 20-F (excluding
any page references incorporated in the incorporated material unless specifically noted otherwise),

and (iii) the other exhibits to this
2023 Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (“ SEC ”) for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 4, 2023 (File No.

333-271647), and Registration
Statement on Form S-8 filed on February 9, 2022 (File No. 333-262601) and any other documents filed by us pursuant to the
Securities Act of 1933, as amended, which purport to incorporate by reference the 2023 Form

20-F.

Unless otherwise indicated,
references to major headings include all information under such major headings, including subheadings, unless such reference is a
reference to a subheading, in which case such reference includes only the information contained under such subheading. Any other
information shall not be deemed to be so incorporated by reference.

In addition to the information set out below, the information set forth under the heading “Other definitions and abbreviations” in Section
5.7 of Chapter 5 on pages 306 – 309 of the 2023 Annual Report is incorporated herein by reference.
The 2023 Annual Report contains references to our website (https://www .
equinor.com).

Information on our website or any other
website referenced in the 2023 Annual Report is not incorporated into this document and should not be considered part of this
document.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the
SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
The information about Equinor’s competitive position in this 2023 Form 20-F (including the information in the 2023 Annual Report that
is incorporated by reference herein) is based on several sources such as investment analyst reports,

independent market studies, and
internal assessments of market share based on publicly available information about the financial results and performance of market
players.

Equinor 2023 Annual Report on Form 20-F

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Since 2007, Equinor has been preparing its audited consolidated financial statements in accordance with International Financial
Reporting Standards (IFRS® Accounting Standards) as adopted by the European Union (EU)

and as issued by the International
Accounting Standards Board. IFRS Accounting Standards have been applied consistently to all periods in our audited consolidated
financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December

2023 included in this 2023 Form
20-F (the “Consolidated financial statements”).
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or
included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e,
IFRS Accounting Standards in the case of Equinor). The following financial measures included in this 2023 Form 20-F may be
considered non-GAAP financial measures:
a)

Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital
employed ratio adjusted
b)

Return on average capital employed (ROACE)
c)

Organic capital expenditures
d)

Gross capital expenditure (gross capex)
e)

Cash flows from operations after taxes paid (CFFO after taxes paid)
f)

Net cash flow (previously named Free cash flow)
g)

Adjusted earnings and adjusted earnings after tax
For more information on the calculation and reconciliation of these non-GAAP financial measures,

see “Item 5. Operating and
Financial Review and Prospects—B. Liquidity and capital resources—Use and reconciliation of non-GAAP financial measures.”

Equinor 2023 Annual Report on Form 20-F

FORWARD-LOOKING STATEMENTS
This 2023 Form 20-F F (including information incorporated

herein from the 2023 Integrated Annual Report)

contains certain forward-looking
statements that involve risks and uncertainties, in

particular in the sections incorporated by reference in

Item 4 of this 2023 Form 20-F. In
some cases, we use words such as "aim", "ambition",

"anticipate", "believe", "continue", “commit”, "could",

"estimate", "expect", "intend",
"likely", "objective", "outlook", "may", "plan", "schedule",

"seek", "should", "strategy", "target", "will", "goal" and

similar expressions to identify
forward-looking statements. All statements other than

statements of historical fact, including: the commitment

to develop as a broad energy
company and diversify our energy mix; the ambition

to be a leading company in the energy

transition; ambition to reach net zero by 2050

and
expectations regarding progress on our energy

transition plan; our ambitions regarding reduction

in operated emissions and net carbon
intensity and allocation of gross capex* to renewables

and low carbon solutions; our ambitions and

expectations regarding decarbonisation;
our ambition to maintain value in oil and gas,

focus on high value growth in renewables and

contribute to maturing CCS and hydrogen
markets; ambition to attain a leadership position

in the European CCS market and expectations regarding

market share for storage and
hydrogen; aims, expectations and plans for renewables production capacity and power generation, investments in

renewables and low-carbon
solutions and the balance between oil and gas and

renewables production; our expectations with respect

to net carbon intensity, operated
emissions, carbon and methane intensity and flaring

reductions; our internal carbon price and other

financial metrics for investment decisions;
break-even considerations and targets; robustness of

our portfolio; aims and expectations regarding

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

future financial performance, including earnings,

cash flow, liquidity and return on
average capital employed (ROACE)*; the ambition

to grow cash flow and returns; expectations regarding

cash flow and returns from our oil
and gas portfolio and renewables and low carbon

solutions portfolio; organic capital expenditures for 2024;

expectations and estimates
regarding production and execution of projects;

the ambition to keep unit of production cost in

the top quartile of our peer group; scheduled
maintenance activity and the effects thereof on equity production;

business strategy and competitive position; sales,

trading and market
strategies; research and development initiatives and

strategy, including ambitions regarding allocation of research and development capital
towards renewables and low carbon-solutions; expectations

related to production levels, unit production cost,

investments, exploration
activities, discoveries and development in connection

with our ongoing transactions and projects;

our ambitions, expectations and plans
regarding diversity and inclusion, employee training

and supporting a just energy transition; plans

and expectations regarding completion and
results of acquisitions, disposals and other contractual

arrangements and delivery commitments; plans,

ambitions and expectations regarding
recovery factors and levels, future margins and future

levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; expectations regarding

growth in oil and gas, , including for volumes lifted and

sold to equal entitlement production,
and renewable power production; estimates related

to production and development, forecasts, reporting

levels and dates; operational
expectations, estimates, schedules and costs; expectations

relating to licences and leases; oil, gas, alternative

fuel and energy prices,
volatility, supply and demand; plans and expectations regarding processes related to human rights laws, corporate

structure and
organizational policies; digitization, technological innovation,

implementation, position and expectations;

expectations regarding role and
composition of the board and our remuneration policies;

our goal of safe and efficient operations; effectiveness

of our internal policies and
plans; our ability to manage our risk exposure,

our liquidity levels and management of liquidity

reserves; future credit ratings; estimated or
future liabilities, obligations or expenses; expected

impact of currency and interest rate fluctuations;

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
You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in
the forward-looking statements for many reasons, including

the risks factors incorporated in Item 3.D of this 2023

Form 20-
F.

Forward-looking statements are not guarantees of

future performance. They reflect current views

about future events, are based on
management’s current expectations and assumptions and are,

by their nature, subject to significant risks and

uncertainties because they
relate to events and depend on circumstances

that will occur in the future. There are a number

of factors that could cause actual results

and
developments to differ materially from those expressed or

implied by these forward-looking statements,

including levels of industry product
supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and

inflationary
pressures; exchange rate and interest rate fluctuations;

levels and calculations of reserves and material

differences from reserves estimates;
regulatory stability and access to resources, including

attractive low carbon opportunities; the effects of climate

change and changes in
stakeholder sentiment and regulatory requirements

regarding climate change; changes in market

demand and supply for renewables; inability
to meet strategic objectives; the development and use

of new technology; social and/or political instability, including as a result of Russia’s
invasion of Ukraine and the conflict in the

Middle East; failure to prevent or manage digital

and cyber disruptions to our information and
operational technology systems and those of third parties

on which we rely; operational problems, including

cost inflation in capital and
operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable

prices; the actions of field partners
and other third-parties; reputational damage; the actions

of competitors; the actions of the Norwegian

state as majority shareholder and
exercise of ownership by the Norwegian state;

changes or uncertainty in or non-compliance

with laws and governmental regulations; adverse
changes in tax regimes; the political and economic

policies of Norway and other oil-producing countries;

regulations on hydraulic fracturing

Equinor 2023 Annual Report on Form 20-F

and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial

supply activities;
an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance

coverage; health, safety and
environmental risks; physical security risks to personnel,

assets, infrastructure and operations from hostile

or malicious acts; failure to meet
our ethical and social standards; non-compliance with

international trade sanctions; and other factors discussed

elsewhere in this 2023 Form
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

Moreover, neither we nor any other person assumes
responsibility for the accuracy and completeness

of the forward-looking statements. Any forward-looking

statement speaks only as of the date
on which such statement is made, and, except as

required by applicable law, we undertake no obligation to update any of these statements
after the date of this 2023 Form 20-F, either to make them conform to actual results or changes in our expectations.

Equinor 2023 Annual Report on Form 20-F

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
C.

Reason for the Offer and Use of Proceeds
Not applicable.
D.

Risk Factors
The information set forth under the heading “ Risk Factors ” in section 5.2 of chapter 5 on pages 264– 270 of the 2023 Annual
Report is incorporated herein by reference.
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
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:

Equinor 2023 Annual Report on Form 20-F

●

Progress on our Energy transition plan in 2023 on pages 20 – 23;
●

Our History in Section 1.2 of Chapter 1 on page 11;
●

Investments in Section 2.2 of Chapter 2 on page 98;
●

Key events in Section 3.1 of Chapter 3 on page 125;
●

The information in the fifth paragraph under the heading “Exploration & Production Norway” in Section

3.1 of
Chapter 3 on page 125;
●

Key events in Section 3.2 of Chapter 3 on page 131;
●

The information in the fifth paragraph and under the sub-headings “Brazil” and “UK” under the heading “Exploration
& Production International in Section 3.2 of Chapter 3 on page 130;
●

Key events 2023 in Section 3.3 of Chapter 3 on page 138;
●

Strong project pipeline in Section 3.3 of Chapter 3 on page 137;
●

Key events in Section 3.4 of Chapter 3 on page 144;
●

Overview in Section 3.5 of Chapter 3 on page 149;
●

Key events in Section 3.5 of Chapter 3 on page 150; and
●

Overview in Section 3.6 of Chapter 3 on pages 153 – 154.
The information set forth in the third and fourth paragraphs of the section entitled “ Introduction ” of this 2023 Form 20-F is also incorporated herein by reference. See also notes 5 Segments and 6 Acquisitions and disposals to the Consolidated financial
statements.
B.

Business Overview
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:
●

Key figures for 2023 on page 5;
●

Key figures by segment on page 5;
●

We are Equinor in Section 1.1 of Chapter 1 on page 10;
●

Our Business in Section 1.3 of Chapter 1 on pages 12 – 14;
●

The world in which we operate in Section 1.4 of Chapter 1 on pages 15 – 16;
●

Our Strategy in Section 1.5 of Chapter 1 on pages 17 – 19;
●

The safety, sustainability,

and ethics committee (SSEC) in Section 1.9 of Chapter 1 on page 27;
●

Sustainability approach and Sustainability governance in Section 2.2 of Chapter 2 on pages 56

– 57;
●

Safe and secure operations,

excluding Major accident framework, in Section 2.2 of Chapter 2 on pages 62 – 69;
●

Management approach in Section 2.2 of Chapter 2 on pages 71 – 72;
●

Performance evaluation in Section 2.2 of Chapter 2 on page 76;
●

Management approach in Section 2.2 of Chapter 2 on page 78;
●

Performance evaluation in Section 2.2 of Chapter 2 on page 81;
●

Management approach in Section 2.2 of Chapter 2 on pages 82 – 84;
●

Performance evaluation in Section 2.2 of Chapter 2 on pages 88 – 89;
●

Portfolio composition under Management approach in Section 2.2 of Chapter 2 on pages 91 – 92;
●

Procurement and employment that enable growth and opportunities in Section 2.2 of Chapter 2 on page 103;
●

Performance evaluation in Section 2.2 of Chapter 2 on page 105;
●

Management approach in Section 2.2 of Chapter 2 on pages 106 – 107;
●

Performance evaluation in Section 2.2 of Chapter 2 on page 109;
●

Exploration & Production Norway in Section 3.1 of Chapter 3 on pages 124 – 129;
●

Exploration & Production International in Section 3.2 of Chapter 3 on pages 130 – 136;
●

Exploration & Production USA in Section 3.3 of Chapter 3 on pages 137 – 141;
●

Marketing, Midstream & Processing in Section 3.4 of Chapter 3 on pages 142 – 147
●

Renewables in Section 3.5 of Chapter 3 on pages 148 – 152; and
●

Other group in Section 3.6 of Chapter 3 on pages 153 – 155.
See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements.
The information about Equinor’s competitive position in the sections of the 2023 Annual

Report that are incorporated by
reference herein is based on several sources such as investment analyst reports, independent market studies, and internal
assessments of market share based on publicly available information about the financial results and performance of market players.
Applicable laws and regulations
Equinor operates in around 30 countries and is exposed and committed to compliance with numerous laws and regulations
globally. The first graphic in Section 1.3 (‘Our Business’) on page 12 in Chapter 1 and the risks set forth under the heading ‘Policies and legislation’ in Section 5.2 on page 267 of Chapter 5 of the 2023

Annual Report are also incorporated herein by reference.

Equinor 2023 Annual Report on Form 20-F

This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and
in particular in the countries of Equinor’s core activities.
Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:
●

Corporate income tax regimes; and
●

Production sharing agreements (PSAs)
Equinor is also subject to a wide variety of laws and regulations concerning its products,

operations and activities, including
without limitations laws and regulations relating to health, safety and environmental (HSE). Relevant laws and regulations include inter
alia jurisdiction specific laws and regulations, international regulations, conventions or treaties,

as well as EU directives and
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
Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy (“MPE”) is responsible for resource management and
for administering petroleum activities on the NCS. The main task of the MPE is to ensure that petroleum activities are conducted in
accordance with the applicable legislation, the policies adopted by the Norwegian Parliament and relevant decisions of the Norwegian
State.
The State’s role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first,

when the
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

Equinor 2023 Annual Report on Form 20-F

Shareholders” in Section 5.
1 of Chapter 5 and the risks set forth in “Ownership and action by the Norwegian State”

in Section 5.2
of Chapter 5 of the 2023 Annual Report are also incorporated herein by reference.

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
The information regarding Equinor’s activities and shares in Equinor’s production licences on the NCS, set forth under the
heading ‘Exploration & Production Norway’ in Section 3.1 of Chapter 3 of the 2023

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

Equinor 2023 Annual Report on Form 20-F

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
The information set forth under the heading ‘ Marketing, Midstream & Processing ’ in Section 3.4 of Chapter 3 of the 2023 Annual
Report is also incorporated herein by reference.
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

Equinor 2023 Annual Report on Form 20-F

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

Equinor 2023 Annual Report on Form 20-F

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

The price of emissions
allowances has increased significantly since the reforms to the EU Emission Trading Scheme in 2018 and is expected to increase further towards 2030.
The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission
society in Norway in 2050. This act may influence our activities through plans and actions implemented by the state to achieve these
targets. Norway has presented a Climate Plan 2021-2030 with an updated target of 55% reduction in GHG emissions in 2030
compared to 1990- levels. The Climate Plan states that the carbon cost for offshore oil and gas production in Norway is expected to
increase to 2000 NOK/t CO2 towards 2030.
EU directive 2009/31/EC on the geological storage of CO2 is implemented in the Pollution Control regulations, the regulations
related to the Petroleum Act and in a separate Storage regulation adopted under the 1963 Act relating to scientific research and
exploration for and exploitation of subsea natural resources other than petroleum resources. The CO2 capture and storage at
Equinor’s Sleipner and Snøhvit fields are governed by the Petroleum Act and the Pollution Control regulations, and the CO2 storage
at Northern Lights JV DA and Smeaheia projects are governed by the Storage regulations and the Pollution Control regulations.
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

Equinor 2023 Annual Report on Form 20-F

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

(Law No. 9,478/97) describes the
government’s policy objectives for the rational use of the country’s energy resources, including the protection of the environment. In addition to the Brazilian Petroleum Law, Equinor is also subject to many other laws and regulations issued by different authorities, including ANP, IBAMA, Federal Environmental Council (CONAMA) and Brazilian Navy. All those authorities have the power to impose fines in case of non-compliance with the respective rules. The concession and production sharing contracts also impose obligations
on operators and consortium members, who are jointly and severally liable. They must, at their own account and risk, assume and
fully respond to all losses and damages caused directly or indirectly by the applicable consortium’s operations and their performance, irrespective of fault, to the ANP, the Federal Government and third parties, without prejudice to any recourse rights which may have been agreed separately among the consortium members (such as in a joint operating agreement).
The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the
implementation of the project and compliance measures to mitigate and control environment impact. Equinor is subject to fines and
even licence suspension and/or cancellation in case of non-compliance with such conditions.
In Brazil, Equinor is also required to have an emergency response system as per ANP Resolution

No. 882/2022 to deal with
emergency situations in its petroleum operations, as well as an oil spill response plan in accordance to CONAMA Resolution No.
398/2008, for each asset to minimise the environmental impact of any environmental unexpected situation that may generate spill of
oil or chemical to sea.
Discharge permits
Discharges from Brazilian petroleum activities are regulated through several acts, including the CONAMA

Resolution No.
393/2007 for produced water, CONAMA Resolution No. 357/2005 and CONAMA Resolution No. 430/2011 for effluents (sewage, etc)
and IBAMA technical instructions for drilling waste. According to Environmental Ministry Ordinance

No. 422/2011, the discharge of
chemicals in connection with exploration, development and production of oil and natural gas is assessed as part of the environmental
permitting process and the operator must apply for any discharge permit from relevant authorities on behalf of the license group in
order to discharge any pollutants into the water.
Regulations on reduction of carbon emissions

Equinor 2023 Annual Report on Form 20-F

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
Other
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
No payments were made to Iranian authorities during 2023.
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
After the reform, the Norwegian petroleum income is taxable at a tax rate of 71.8% after deducting a calculated 22% corporate tax.
The corporate tax is deductible in the basis for the special petroleum tax, resulting in a 78%

marginal tax rate. For further information,
see note 11 Income taxes to the Consolidated financial statements.
Investment costs in the ordinary tax base (22%) will continue to be depreciated over six years.

In the special tax base,
investments are written off immediately in line with the cash-flow based tax system. Projects covered by the temporary rules introduced in 2020 have had a tax uplift of 12.4% in 2023. The temporary rules apply to investments covered by field or infrastructure
plans (PDOs and PIOs) submitted to the MPE after 12 May 2020 and before 1 January

2023 and approved before 1 January 2024.
The temporary rules will continue to apply until (and including) the year of planned production or project start-up according to the
approved plans.
Equinor’s international petroleum activities are subject to tax pursuant to local legislation.
US

Equinor 2023 Annual Report on Form 20-F

Equinor’s operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction
taxes levied by the federal, state and local tax authorities, and to royalties payable to federal,

state and local authorities and, in some
cases, private landowners. The federal corporate income tax rate in the US is 21%, and there is an alternative 15% minimum tax on
corporate book income for corporations with profits over USD 1 billion. US companies are also subject to the Base Anti-abuse Tax
(“BEAT”) which imposes tax at 10% until 2026 and 12.5% thereafter on payments to foreign affiliates of US companies if those payments exceed a given threshold of total tax-deductible expenditures.
Brazil
Corporate income tax and social contribution are levied on taxable net income at a combined rate of 34%. A simplified tax regime
with a lower effective tax rate is available for legal entities with gross revenues below a threshold of 78 million

Brazilian reais per year.
In addition, there are several indirect taxes, but indirect tax rate on exports is set to zero.
The concessionary tax regime in Brazil usually includes government takes such as a 10% royalty, and special participation tax that varies based on time, location and production between 10% and 40%, using a reference price that is established by the Brazilian
petroleum regulator (ANP). The Production Sharing Regime in Brazil usually includes a 15%

royalty, an annual 80% cost recovery
ceiling, and a biddable government profit share.
In December 2023, the Brazilian Congress approved wide-ranging tax legislation which aims to simplify the indirect tax system
through the introduction of a multi-tiered value added tax (VAT) system, whereby VAT would be levied with a federal rate and a state
and/or municipality rate.

The states or municipalities would individually set their respective rates and administer the tax for the local
element of the VAT.

The VAT

will be phased into effect over the next seven years. The new law also includes an excise tax on the extraction, sale or commercialization of goods and services with a “harmful effect on health or environment”

of up to 1% of the market
value of extracted production.

The specific rate of the excise tax will be set with a complimentary law which must be passed within six
months of the enactment, and so is expected by the end of June 2024.

This excise tax would increase operating costs for Equinor in
Brazil.
The new tax law in Brazil also seeks to preserve suspensions or exemptions from certain indirect taxes for importation of capital
goods into Brazil. The details of these tax incentives will be contained in the Complimentary

Law described above.
Finally, there is a proposal package for direct taxes as well, which would reduce the corporate tax rate, while also introducing a withholding tax on dividends paid by Brazilian incorporated entities. The direct tax legislation is expected to be considered by the
Brazilian Congress later in 2024.
UK
The UK government introduced a 25% Energy Profits Levy (EPL) in May 2022, which was increased to 35% from January 2023.
The levy is charged on profits from oil and gas operations in the UK or on the UK

Continental Shelf and is in addition to existing profit-
based taxes on the sector. The EPL increased the rate of tax on oil and gas company profits to 75% from January 2023.
In addition, the UK government also introduced the Electricity Generator Levy (EGL) which took effect from 1 January 2023. The
EGL imposes a tax of 45% on exceptional receipts generated from the production of wholesale electricity which is sold at an average
price in excess of £75 per MWh.
Both the EPL and EGL are scheduled to expire on 31 March 2028.
Disclosures regarding oil and gas operations
The 2023 Oil and Gas Reserves Report is incorporated herein by reference. See also notes 5 Segments and 7 Total revenues
and other income to the Consolidated financial statements.
The information set forth under the headings “Operational data”, “Sales prices”

and “Sales volumes” in Section 2.1 of Chapter 2
on pages 47 – 49 and “Proved oil and gas reserves” in Section 2.1 of Chapter 2 on pages 50

– 54 of the 2023 Annual Report is also
incorporated herein by reference.
Supplementary oil and gas information pursuant to FASB Topic 932
The following information is reported pursuant to FASB Topic 932.

Equinor 2023 Annual Report on Form 20-F

Capitalised cost related to oil and gas producing

activities
Consolidated companies
At 31 December
(in USD million) 2023 2022 2021
Unproved properties 5,022 5,917 7,077
Proved properties, wells, plants and other equipment 183,316 181,189 193,918
Total capitalised cost 188,338 187,106 200,994
Accumulated depreciation, impairment and amortisation (132,902) (133,584) (139,890)
Net capitalised cost 55,436 53,523 61,104
Net capitalised cost related to equity accounted investments as of 31 December 2023 was USD

0 million, USD 463 million in 2022
and USD 900 million in 2021. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line
with the description below for result of operations for oil and gas producing activities.
Expenditures incurred in oil and gas property acquisition,

exploration and development activities
These expenditures include both amounts capitalised

and expensed.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2023
Exploration expenditures 662 16 35 310 253 1,276
Development costs 4,864 470 509 1,084 1,279 8,206
Acquired proved properties 0 1,271 0 0 0 1,271
Acquired unproved properties 352 5 0 6 18 381
Total 5,878 1,762 544 1,400 1,550 11,134
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

Equinor 2023 Annual Report on Form 20-F

Expenditures incurred in exploration and development activities related to equity accounted investments was USD

0 million in 2023,
USD 155 million in 2022 and USD 233 million in 2021.
Results of operation for oil and gas producing activities
As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Equinor.
The results of operations for oil and gas producing activities are included in the three upstream reporting segments

Exploration &
Production Norway (E&P Norway), Exploration & Production International (E&P International) and Exploration

& Production USA (E&P
USA) as presented in note 5 Segments
to the Consolidated financial statements. Production cost is based on operating expenses
related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for
over/underlift position and royalty payments costs are excluded. These expenses and mainly upstream business administration are
included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based derivatives within the upstream segments.
Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for
interest or other elements not included in the table below.
Consolidated companies
(in USD million) Norway
Eurasia
excluding
Norway Africa USA
Americas
excluding
USA Total
Full year 2023
Sales 62 107 533 127 92 921
Transfers 37,892 1,121 2,242 3,954 2,646 47,855
Other revenues 387 129 57 238 76 887
Total revenues 38,341 1,357 2,832 4,319 2,814 49,663
Exploration expenses (476) (20) (37) (322) 30 (825)
Production costs (2,898) (250) (482) (494) (593) (4,717)
Depreciation, amortisation and net impairment losses (5,017) (840) (567) (1,489) (1,026) (8,939)
Other expenses (862) (456) 19 (691) (446) (2,436)
Total costs (9,253) (1,566) (1,067) (2,996) (2,035) (16,917)
Results of operations before tax 29,088 (209) 1,765 1,323 779 32,746
Tax expense (22,543) 34 (961) (358) (106) (23,934)
Results of operations 6,545 (175) 804 965 673 8,812
Net income/(loss) from equity accounted investments 0 (13) 0 0 41 28

Equinor 2023 Annual Report on Form 20-F

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

Equinor 2023 Annual Report on Form 20-F

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
2023 6 16 12 4 15 7
2022 6 13 12 4 21 7
2021 5 11 12 3 19 6
Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement
volumes (mboe) for the corresponding period.

Equinor 2023 Annual Report on Form 20-F

C.

Organizational Structure
Exhibit 8 to this 2023 Form 20-F is incorporated herein by reference. The table within Exhibit

8 shows significant subsidiaries and
significant equity accounted companies within the Equinor group as of 31 December 2023.
D.

Property, Plant and Equipment
Equinor has interests in real estate in many countries throughout the world,

including as part of certain developments and
projects of Equinor or in which Equinor participates.
Equinor’s three largest office buildings are (i) its head office located at Forusbeen 50, Stavanger, Norway which comprises approximately 135,000 square meters of office space, (ii) its office building in Sandslivegen 90, Bergen, Norway which comprises approximately 99,488 square meters of office space, and (iii) its office building located at Fornebu on the outskirts of Oslo which comprises approximately 65,500 square meters. All three office buildings are leased by Equinor. Under a new lease agreement entered into in 2022 for the office building at Fornebu, Equinor has reduced its area to 44,500 square meters with effect from around
the start of year 2024. The office building in Bergen is owned by Sandsliveien 90 AS, a subsidiary of Equinor Pensjon.
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:
●

Investments in Section 2.2 of Chapter 2 on page 98;
●

Exploration & Production Norway in Section 3.1 of Chapter 3 on pages 124 – 129;
●

Exploration & Production International in Section 3.2 of Chapter 3 on pages 130 – 136;
●

Exploration & Production USA in Section 3.3 of Chapter 3 on pages 137 – 141;
●

Marketing, Midstream & Processing in Section 3.4 of Chapter 3 on pages 142 – 147;

and
●

Renewables in Section 3.5 of Chapter 3 on pages 148 – 152.
See also notes 12 Property, plant and equipment and 25 Leases to the Consolidated financial statements.
Production per field
The following tables show the regional production by field.

Equinor 2023 Annual Report on Form 20-F

E&P Norway - Equinor operated fields, average daily

entitlement production
Geographical area
Equinor's equity
interest in %
On
stream

Licence expiry
date
Average
production in
2023 mboe/day Field
Johan Sverdrup The North Sea 42.63 2019 2036-2037 319
Troll Phase 1 (Gas) The North Sea 30.58 1996 2030 198
Oseberg

The North Sea 49.30 1988 2031 94
Gullfaks The North Sea 51.00 1986 2036 76
Visund The North Sea 53.20 1999 2034 66
Aasta Hansteen The Norwegian Sea 51.00 2018 2041 59
Åsgard The Norwegian Sea 35.01 1) 1999 2027 44
Snøhvit The Barents Sea 36.79 2007 2035 44
Tyrihans The Norwegian Sea 58.84 2009 2029 43
Snorre

The North Sea 33.28 1992 2040 32
Gina Krog The North Sea 58.70 2017 2032 31
Martin Linge The North Sea 51.00 2021 2027 29
Kvitebjørn The North Sea 39.55 2004 2031 23
Statfjord Unit The North Sea 64.10 2) 1979 2026 21
Sleipner West The North Sea 58.35 1996 2028 20
Fram

The North Sea 45.00 2003 2040 16
Grane The North Sea 36.61 2003 2030 16
Gudrun The North Sea 36.00 2014 2032 15
Troll Phase 2 (Oil) The North Sea 30.58 1995 2030 13
Mikkel

The Norwegian Sea 43.97 2003 2028 11
Heidrun

The Norwegian Sea 13.04 1995 2024-2025 10
Tordis The North Sea 41.50 1994 2040 8
Alve The Norwegian Sea 53.00 2009 2029 8
Trestakk The Norwegian Sea 59.10 2019 2029 8
Vigdis The North Sea 41.50 1997 2040 7
Norne The Norwegian Sea 39.10 1997 2026 7
Kristin The Norwegian Sea 54.82 2005 2027-2033 7
Hyme The Norwegian Sea 42.50 2013 2029 6
Valemon The North Sea 66.78 2015 2031 6
Njord The Norwegian Sea 27.50 1997 2034 4
Sleipner East The North Sea 59.60 1993 2028 4
Statfjord North The North Sea 45.00 2) 1995 2026 4
Morvin The Norwegian Sea 64.00 2010 2027 3
Breidablikk The North Sea 39.00 2023 2030 2
Gungne

The North Sea 62.00 1996 2028 2
Utgard The North Sea 38.44
2)
2019 2028 2
Statfjord East The North Sea 43.25 2) 1994 2026-2040 2
Urd The Norwegian Sea 63.95 2005 2026 1
Sigyn The North Sea 60.00 2002 2035 1
Sindre The North Sea 74.66 2017 2026-2034 0
Fram H Nord The North Sea 49.20 2014 2024-2035 0
Sygna The North Sea 43.43 2) 2000 2026-2040 0
Gimle The North Sea 74.66 2006 2026-2034 0
Heimdal The North Sea 29.44 1985 2023 0
Byrding The North Sea 70.00 2017 2024-2035 0
Tune The North Sea 50.00 2002 2025-2032 0
Total Equinor operated fields 1,261

Equinor 2023 Annual Report on Form 20-F

1) Åsgard changed ownership January 1st, 2023

from 34,57% to 35,01%
2) The Statfjord and Utgard fields in the North

Sea span the boundary between the Norwegian and UK

continental shelves. The volumes
pertain to Equinor’s operating interest in

Statfjord and Utgard on the NCS. For the volumes

pertaining to Equinor’s operating interest in
Statfjord and Utgard on the UKCS, please see Exploration

& Production

International in Section 3.1.2 of Chapter 3.
E&P Norway - Partner operated fields, average daily

entitlement production
Geographical area
Equinor's equity
interest in %
Operator

On
stream

Licence expiry
date
Average
production in
2023 mboe/day Field
Skarv The Norwegian Sea 36.17 Aker BP ASA 2013 2029-2036 54
Ormen Lange The Norwegian Sea 25.35 A/S Norske Shell 2007 2040-2041 30
Ivar Aasen The North Sea 41.47 Aker BP ASA 2016 2029-2036 14
Goliat The Barents Sea 35.00 Vår Energi ASA 2016 2042 9
Ærfugl Nord The Norwegian Sea 30.00 Aker BP ASA 2021 2033 4
Marulk The Norwegian Sea 33.00 Vår Energi ASA 2012 2030 2
Enoch The North Sea 11.78 Repsol Sinopec North Sea Ltd. 2007 2024 0
Total partner operated fields 114
Total E&P Norway including share of equity accounted production 0

Equinor 2023 Annual Report on Form 20-F

E&P International - Average daily equity production
Field Country
Equinor's
equity
interest in %
Operator

On
stream

Licence
expiry date
Average daily
equity
production in
2023

mboe/day
Americas (excluding US) 115
Peregrino Brazil 60.00

Equinor Brasil Energia Ltda.

2011 2040 53
Roncador Brazil 25.00

Petróleo Brasileiro S.A.

1999 2052 33
Bandurria Sur Argentina 30.00 Yacimientos Petrolíferos Fiscales S.A. 2015 2050 13
Hebron Canada 9.01

ExxonMobil Canada Properties

2017 HPB
1)
11
Hibernia/Hibernia Southern
Extension
2)
Canada Varies

Hibernia Management and Development
Company Ltd.

1997 HPB 1) 4
Bajo del Toro Argentina 50.00 Yacimientos Petrolíferos Fiscales S.A. 2022 2055 1
Africa

175
Block 17 Angola 22.16 TotalEnergies E&P Angola S.A. 2001 2045 76
In Salah Algeria 31.85 Sonatrach
3)
2004 2027 30
Eni In Salah Limited
Equinor In Salah AS
Agbami 7) Nigeria 20.21
Star Deep Water Petroleum Limited

(an affiliate of Chevron in Nigeria)
2008 2042 20
Block 15 Angola 12.00 Esso Exploration Angola Block 15 Limited 2004 2032 17
In Amenas Algeria 45.90 Sonatrach 3) 2006 2027 14
Eni In Amenas Limited
Equinor In Amenas AS
Block 31 Angola 13.33 BP Exploration (Angola) Ltd 2012 2031 9
Murzuq Libya 10.00 Akakus Oil Operations 2003 2037 8
Eurasia 55
ACG 8) Azerbaijan 7.27 BP Exploration (Caspian Sea) Limited 1997 2049 26
Mariner UK 65.11

Equinor UK Limited

2019 HBP 1) 13
Buzzard 9) UK 29.89 CNOOC Petroleum Europe Limited 2007 2046 7
Corrib
4)
Ireland 37.50

Vermilion Exploration and Production
Ireland Limited

2015 2031 2
Utgard 5) UK 38.00

Equinor Energy AS

2019 HBP 1) 2
Statfjord Unit 5) UK 14.53

Equinor Energy AS

1979 HBP 1) 4
Barnacle 6) UK 100.00

Equinor UK Limited

2019 HBP 1) 0
Total E&P International 345
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
4)
In March 2023, the transaction to sell the company’s non-operated equity position in the Corrib gas project in

Ireland closed after receiving
the necessary regulatory approvals. For more information,

see note 6 Acquistions and disposals to the

Consolidated financial statements.
5)
The Utgard and Statfjord Unit fields span the boundary between the Norwegian and UK continental shelves. In this table

we report only
volumes pertaining to the Equinor share in UKCS.
6)

Actual production for Barnacle was 0.4 mboe/day.
7)
In November 2023, Equinor announced its intention

to exit its business activities in Nigeria.
8)
In December 2023, Equinor and SOCAR signed an

agreement whereby Equinor will divest and

transfer all its remaining assets in
Azerbaijan to SOCAR.

9)
Production started in July 2023 following Equinor’s

acquisition of Suncor Energy UK Limited.

Equinor 2023 Annual Report on Form 20-F

E&P USD - Average daily equity production
Field Country
Equinor's equity
interest in %
Operator

On
stream

Licence
expiry date
Average daily
equity
production in
2023 mboe/day
Appalachian (APB)
1)
US Varies
2)
Equinor/others
3)
2008 HBP
5)

223

Caesar Tonga US 46.00

Anadarko U.S. Offshore LLC

2012 HBP
5)

37

Tahiti US 25.00

Chevron USA Inc.

2009 HBP
5)

23

Vito US 36.89 Shell Offshore Inc. 2023 HBP
5)

22

Julia US 50.00

ExxonMobil Corporation

2016 HBP
5)

14

St. Malo US 21.50

Chevron USA Inc.

2014 HBP
5)

14

Jack US 25.00

Chevron USA Inc.

2014 HBP
5)

12

Big Foot US 27.50

Chevron USA Inc.

2018 HBP
5)

9

Stampede US 25.00

Hess Corporation

2018 HBP
5)

7

Titan US 100.00

Equinor USA E&P Inc.

2018 HBP
5)

2

Heidelberg
4)
US 12.00

Anadarko U.S. Offshore LLC

2016 HBP
5)

0

Total E&P USA

363

1)
Appalachian basin contains Marcellus and Utica formations.

2)
Equinor’s actual equity interest varies depending

on wells and area.
3)
Operators are Equinor USA Onshore Properties

Inc, Chesapeake Operating LLC, Southwestern

Production Company, Chief Oil &
Gas LLC, and several other operators.

4) Actual production for Heidelberg was 0.4 mboe/day.
5)
Held by Production (HBP): A leasehold interest

that is perpetuated beyond its primary term as

long as there is production in paying
quantities from well(s) on the lease(s) pooled therewith.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM

5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion does not address certain items in respect of 2021. A discussion of such items may be found in the Annual Report
on Form 20-F for the year ended 31 December 2022, filed with the SEC 23 March 2023.
A.

Operating Results
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:
●

Group financial performance in Section 2.1. of Chapter 2 on pages 39 – 46;
●

Group outlook in Section 2.1 of Chapter 2 on page 46;
●

Contextual Introduction, Management approach and Performance Disclosure in Section 2.2. of

Chapter 2 on pages
91 – 98;
●

Return on average capital employed (ROACE), Relative ROACE (peer group rank) and Relative

TSR in Section
2.2. of Chapter 2 on page 99;
●

Net zero pathway in Section 2.2 of Chapter 2 on pages 110 – 112; and
●

Reporting Segment Performance in Chapter 3 on page 123.
See also the information set forth under the heading “Applicable Laws and Regulations” in “Item

4―Information on the
Company―B. Business Overview” of this 2023 Form 20-F, and note 3 Consequences of initiatives to limit climate changes to the
Consolidated financial statements.
Financial Review
The following tables show the financial performance by reporting segment.

Equinor 2023 Annual Report on Form 20-F

E&P Norway - Financial information
For the year ended 31 December
(in USD million) 2023 2022 Change
Total revenues and other income 38,340 75,930 (50%)
Operating, selling, general and administrative expenses (3,759) (3,782) (1%)
Depreciation, amortisation and net impairment losses (5,017) (4,167) 20%
Exploration expenses (476) (366) 30%
Net operating income/(loss) 29,087 67,614 (57%)
For the year ended 31 December
Operational information 2023 2022 Change
E&P Norway entitlement liquid and gas production

(mboe/day)
1,374 1,387 (1%)
E&P Norway entitlement liquids production (mboe/day) 645 605 7%
E&P Norway entitlement gas production (mboe/day) 729 782 (7%)
Average liquids price (USD/bbl) 78.6 97.5 (19%)
Average internal gas price (USD/MMBtu) 12.20 31.22 (61%)
Financial Performance
Equinor revenues continued to remain strong for 2023 with production on par with 2022, even though lower prices for gas and liquids
during the year led to a decrease in net operating income and revenues compared to 2022. Other income was impacted by gain from
sale of ownership shares, with USD 222 million in 2023 for the Statfjord area compared to USD

730 million for Martin Linge and
Ekofisk in 2022. In addition, other income in 2022 included a significant positive effect on embedded derivatives from higher short term gas prices.

Increased operation and maintenance costs, as well as environmental expenses led to increased operating, selling, general and
administrative expenses from 2022 to 2023. The development in interest rates and increased cost estimates impacted the Gassled
removal cost negatively, when comparing 2023 to 2022. In contrast, falling energy prices, led to decreased transportation and electricity cost partially offsetting the increases. Exchange rate development in the NOK/USD during the year 2023 offset the cost
increases and their visibility in the reported numbers.

The NOK/USD exchange rate development in the year and the sale of ownership shares in Martin Linge and Ekofisk in 2022 reduced
depreciation, amortisation and net impairment losses in 2023. However, depreciation, amortisation and net impairment losses were negatively impacted by a USD 588 million impairment of a North Sea asset in 2023 as opposed to net impairment reversals of USD
814 million in 2022 driving an overall increase year-on-year.

Increased exploration drilling activity levels (28 wells this year compared to 21 wells last year) and increased seismic and field
development led to an increase in exploration expenses in 2023 compared to 2022. An increased capitalisation rate partially offset the
increase.
Additions to PP&E, intangibles and equity accounted investments increased mainly due to increased activity in the sanctioned projects
portfolio both for Equinor-

and partner operated projects. Decreased investments on the Johan Sverdrup field following completion of
phase 2 partially offset this.

Equinor 2023 Annual Report on Form 20-F

E&P International - Financial information
For the year ended 31 December
(in USD million) 2023 2022 23-22 change
Total revenues and other income 7,032 7,431 (5%)
Purchases [net of inventory] (70) (116) (40%)
Operating, selling, general and administrative expenses (2,176) (1,698) 28%
Depreciation, amortisation and net impairment losses (2,433) (1,731) 41%
Exploration expenses (20) (638) (97%)
Net operating income/(loss) 2,332 3,248 (28%)
For the year ended 31 December
Operational Information 2023 2022 23-22 change
E&P International equity liquid and gas production

(mboe/day)
345 328 5%
E&P International entitlement liquid and gas production

(mboe/day)
266 235 13%
Production sharing agreements (PSA) effects (mboe/day) 79 94 (15%)
Average liquids price (USD/bbl) 72.6 92.0 (21%)
Financial Performance
The growth in entitlement production across E&P international contributed to strong financial results,

despite the impact of lower prices
in 2023. The decrease in operating income and revenues was mainly due to the reduction in liquid commodity prices, as liquids
constitute 90% of E&P International’s entitlement production. The sharp decline in gas prices further contributed to the decrease in
revenues.
Increased operation and maintenance expenses associated with turnarounds across various fields led to increased operating
expenses from 2022 to 2023. Increased royalties and production fees linked to increased production at the Peregrino field also
contributed to the overall rise in costs. This was partially offset by decreased royalties at Roncador due to lower prices in 2023.
The inclusion of Buzzard following the Suncor Energy UK Limited acquisition, increased production from Peregrino in Brazil and
Bandurria Sur in Argentina, in addition to several new investments in producing fields resulted in an overall increase in depreciation
from 2022 to 2023.

Net impairment related to property, plant, and equipment increased from USD 286 million in 2022 to USD 310 million in 2023. In 2023, the impairment was mainly related to the planned exit from Azerbaijan. In 2022,

the main contributors were impairments related to
Equinor’s exit from Russia, partially offset by an impairment reversal of an asset in the Europe and Asia area, supported by a slight
increase in reserves estimates.
Well costs related to Karabagh in Azerbaijan, and drilling costs in Canada expensed in 2022 were the main drivers for the reduction in
exploration expenses from 2022 to 2023. The capitalisation of previously expensed exploration wells in Brazil also positively impacted
the 2023 numbers.

The Suncor UK acquisition in 2023 further influenced the movement in the additions to

PP&E, intangibles and equity accounted
investments.

Equinor 2023 Annual Report on Form 20-F

E&P USA - Financial information
For the year ended 31 December
(in USD million) 2023 2022 23-22 change
Total revenues and other income 4,319 5,523 (22%)
Operating, selling, general and administrative expenses (1,178) (938) 26%
Depreciation, amortisation and net impairment losses (1,489) (361) >100%
Exploration expenses (299) (201) 49%
Net operating income/(loss) 1,353 4,022 (66%)
For the year ended 31 December
Operational information 2023 2022 23-22 change
E&P USA equity liquids and gas production (mboe/day) 363 324 12%
E&P USA entitlement liquid and gas production (mboe/day) 314 279 12%
Royalties 49 44 10%
Average liquids price (USD/bbl) 64.4 81.0 (20%)
Average internal gas price (USD/mmbtu) 1.77 5.55 (68%)
Financial Performance
Increased entitlement production due to Vito field start-up, Caesar Tonga flowline installation, and increased well count partially offset the impact of lower realised liquids and gas prices which were the main drivers for the decrease in revenues in 2023 compared to
2022.
Operating expenses increased due the start-up of the Vito platform, combined with increased maintenance activity in the Appalachian
basin contributing to increased operations and maintenance expenditure.
Depreciation increased in 2023 due to additional production, decreased impairment reversals, and additional capital expenditures both
offshore and onshore. This increase was partially offset by improved reserves.

Impairment reversals related to property, plant, and equipment amounted to USD 290 million in 2023 which were primarily driven by improved expected reserves due to additional well opportunities. In 2022, net impairments reversals amounted to USD 1,071 million
mainly driven by increased short-term prices.
Increased exploration expenses were driven by drilling activity for four exploration prospects in the Gulf of Mexico. The four prospects
were dry or non-commercial and were expensed accordingly, resulting in a significant increase in exploration cost.

Investments in 2023 in the recently sanctioned Sparta project, St. Malo Water Injection, and Appalachian Basin Partner

Operated
assets drove the increase in additions to PPE, intangibles and equity accounted investments from

2022.

Equinor 2023 Annual Report on Form 20-F

MMP - Financial information
For the year ended 31 December
(in USD million) 2023 2022 Change
Total revenues and other income 105,908 148,105 (28%)
Purchases [net of inventory] (95,769) (139,916) (32%)
Operating, selling, general and administrative expenses (4,916) (4,591) 7%
Depreciation, amortisation and net impairment losses (1,239) 14 N/A
Net operating income/(loss) 3,984 3,612 10%
For the year ended 31 December
Operational information 2023 2022 Change
Liquid sales volume (mmbbl) 1) 956.3 815.9 17%
Natural gas sales Equinor (bcm) 58.9 63.3 (7%)
Natural gas entitlement sales Equinor (bcm) 53.2 56.1 (5%)
Power generation (GWh) Equinor share 2,298 1,012 N/A
Realised piped gas price Europe (USD/MMBtu)
1)
13.86 32.84 (58%)
Realise piped gas price US (USD/MMBtu) 2.09 5.89 (65%)
1) Restated. Restatement due to a change in

definition of the price marker for realised gas price

and improved methodology for calculating
liquids sales volumes. For more information, see below.
Liquid sales volume restatement (mmbl)
Full year
2022
Liquid sales volume (old) 740.1
Liquid sales volume (new) 815.9
Average invoiced gas price restatement

(mmbtu)
Full year
2022
Average invoice gas price - Europe (old) 32.46
Realised piped gas price Europe (new) 32.84
Financial performance
Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage
price risk exposure. During 2023, the net operating income included impairments of USD

342 million, in contrast to USD 895 million of
net impairment reversals in the prior year.
Total revenues and other income decreased from 2023 to 2022 due to lower gas and oil sales prices in both Europe and North
America and decreased gas volumes. This was partially offset by increased liquid sales.
Purchases [net of inventory] decreased from 2022 to 2023 due to lower prices for both gas and liquids.
The increase in Operating expenses and selling, general and administrative expenses from 2022 to 2023 was mainly due to significant increased transportation costs for liquids and increased selling, general and administrative expenses mainly due to
increased activity within Low Carbon Solutions.

Equinor 2023 Annual Report on Form 20-F

Depreciation, amortisation and net impairment increased from 2022 to 2023 driven by the impairment of refinery assets in 2023 and
an impairment reversal in 2022.
The main driver for the decrease in additions to PP&E, intangibles and equity accounted investments from 2022 to 2023 are lower
investments in projects related to onshore plants.
REN - Financial information
For the year ended 31 December
(in USD million) 2023 2022 Change
Revenues third party, other revenue and other income 50 127 (61%)
Net income/(loss) from equity accounted investments (33) 58 N/A
Total revenues and other income 17 185 (91%)
Operating, selling, general and administrative expenses (462) (265) 74%
Depreciation, amortisation and net impairment losses (312) (4) >100%
Net operating income/(loss) (757) (84) >(100%)
For the year ended 31 December
Operational information 2023 2022 Change
Renewables power generation (GWh) Equinor

share
1,859 1,641 13%
Financial Performance
European offshore wind assets in operation within the equity accounted investment portfolio decreased in revenue contribution by
26% within net income/(loss) from equity accounted investments in 2023. This decline was due to lower prices experienced in 2023,
increased maintenance costs and increased expenditure associated with early phase projects.
Added revenue from the newly acquired onshore wind farm in Brazil and the start-up of production at solar plants in Poland
contributed positively to total revenues in 2023. Combined with the decreased results from equity accounted investments in 2023, total
revenues and other income decreased relative to 2022. Favourable effects of divestments early in 2022 significantly impacted the
decline.

The notable decrease in net operating income for 2023 compared to the prior year was primarily due to the recognition of a USD 300
million impairment in the third quarter for offshore wind projects in the US Northeast following the rejection of petitions related to
offtake agreements. In addition, increased business development expenditures and increased operating activity levels contributed to
an upward trend in operating and administrative expenses in 2023. The increased costs associated with maturing projects, which
predominantly originated from offshore wind activities in the UK and Asia, contributed to the reduction in adjusted earnings* in 2023
compared to 2022.

The acquisitions of BeGreen and Rio Energy in the year drove the increase in additions to PP&E,

intangibles and equity accounted
investments compared to 2022.

Equinor 2023 Annual Report on Form 20-F

B.

Liquidity and capital resources
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:
●

Debt and liquidity management in Section 2.1 of Chapter 2 on pages

43 – 44, excluding the information in the
second and sixth paragraphs under the sub-heading “Debt and Credit Rating”;
●

Capital management and distribution in Section 2.1 of Chapter 2 on page 41;
●

Capital distribution in Section 2.1 of Chapter 2 on page 41;
●

Review of cash flows in Section 2.1 of Chapter 2 on pages 41 – 42;
●

Balance sheet and financial indicators in Section 2.1 of Chapter 2 on pages 44 – 46; and
●

Investments in Section 2.2 of Chapter 2 on page 98.
Any credit rating referred to in this 2023 Form 20-F is not a recommendation to buy, hold or sell any of our or our subsidiaries’
securities. Credit ratings may be changed, suspended or withdrawn at any time, and each rating should be evaluated independently of
any other rating.
Following Equinor’s transition from London Inter-bank Offered Rates (LIBOR) to the new official alternative reference rates,
Equinor generally follows guidelines from ISDA and ICMA (International Capital Markets Association).
See also notes 18 Trade and other receivables, 19 Cash and cash equivalents, 21 Finance debt, 23 Provisions and other
liabilities, 24 Trade and other payables and provisions, 25 Leases, and 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.
Principal contractual obligations
The following table summarises principal contractual obligations, excluding derivatives and other hedging instruments,

as well as
asset retirement obligations which for the most part are expected to lead to cash disbursements more than five years into the future.
See note 23 Provisions and other liabilities
to the Consolidated financial statements

for a maturity profile on asset retirement obligations
and other provisions.
Non-current finance debt in the following table represents principal payment obligations, including interest obligations. Obligations
payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with
Equinor’s full proportionate share. For assets that are included in the Equinor accounts through joint operations or similar
arrangements, the amounts in the table include the net commitment payable by Equinor (i.e., Equinor’s proportionate share of the
commitment less Equinor's ownership share in the applicable entity).
Principal contractual obligations
As at 31 December 2023
Payment due by period 1)
(in USD million)
Less than 1
year 1-3 years 3-5 years
More than 5
years Total
Undiscounted non-current finance debt- principal and interest 2) 2,948 6,035 5,601 17,597 32,181
Undiscounted leases 3) 1,369 1,434 496 477 3,775
Nominal minimum other long-term commitments 4) 2,659 3,587 2,197 6,775 15,218
Total contractual obligations 6,975 11,056 8,294 24,850 51,175
1)
''Less than 1 year'' represents 2024; ''1-3 years''

represents 2025 and 2026, ''3-5 years'' represents

2027 and 2028, while ''More than 5
years'' includes amounts for later periods.
2)
See note 21 Finance debt to the Consolidated

financial statements. The main differences between the table and the note relate to
interest.

3)
See note 4 Financial risk management to the Consolidated

financial statements.
4)
See note 26 Other commitments and contingencies

to the Consolidated financial statements.
Equinor had contractual commitments of USD 11,259 million at 31 December 2023. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipmentas well as committed investments/funding or resources in equity accounted entities.

Equinor 2023 Annual Report on Form 20-F

Equinor’s projected pension benefit obligation was USD 8,328 million, and the fair value of plan assets amounted to USD 5,664 million
as of 31 December 2023. The company’s payments regarding these benefit plans are mainly related to employees in Norway. See
note 22 Pensions to the Consolidated financial statements for more information.
Off balance sheet arrangements
Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the
balance sheet. Furthermore, Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance
sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not
recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS Accounting Standards, are not necessarily recognised in the balance sheet as
liabilities. See note 26 Other commitments and contingencies to the Consolidated financial statements for more information.

Equinor 2023 Annual Report on Form 20-F

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
As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with
Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully
and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2023 is
USD 24,442 million, all of which is either guaranteed by Equinor Energy AS (USD 22,611 million), or for which Equinor Energy AS is co-obligor (USD 1,831 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the
co-obligor or guarantor.
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
Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor

ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarised financial information for the year ended 31 December 2023 provides financial information about Equinor
ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between
Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Currency gain on transactions
between Equinor ASA and Equinor Energy AS of USD 1,939 million is included in financial items in accordance with the IFRS
Accounting Standards group principles and are included in external items in the Condensed profit and loss statement.
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
The combined summarized financial information is prepared in accordance with Equinor's IFRS Accounting

Standards policies as
described in note 2 Significant accounting policies to the Consolidated financial statements.

Equinor 2023 Annual Report on Form 20-F

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
Full year 2023 (unaudited, in USD million)
Revenues and other income

87,627

External

84,213

Non-guarantor subsidiaries

3,218

Related parties

196

Operating expenses

(53,687)
External (incl depreciation)

(27,343)
Non-guarantor subsidiaries

(15,164)
Related parties

(11,180)
Net operating income

33,940

Net financial items

2,613

External

713

Non-guarantor subsidiaries

1,900

Related parties

-

Income before tax

36,553

Income tax

(24,668)
Net income

11,885

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY

AS
At 31 December

(unaudited, in USD million)
2023
Non-current assets

43,867

External

35,595

Non-guarantor subsidiaries

8,221

Related parties

51

Current assets

56,978

External

48,189

Non-guarantor subsidiaries

8,209

Related parties

580

Non-current liabilities

51,802

External

51,342

Non-guarantor subsidiaries

126

Related parties

334

Current liabilities

48,362

External

27,103

Non-guarantor subsidiaries

19,323

Related parties

1,936

Use and reconciliation of non-GAAP financial measures

Equinor 2023 Annual Report on Form 20-F

Since 2007, Equinor has been preparing its audited consolidated financial statements in accordance with International Financial
Reporting Standards (IFRS Accounting Standards) as adopted by the European Union (EU) and as issued by the International
Accounting Standards Board. IFRS Accounting Standards have been applied consistently to all periods in our audited consolidated
financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December

2023 included in this 2023 Form
20-F (the “Consolidated financial statements”).
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or
included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e,
IFRS Accounting Standards in the case of Equinor). The following financial measures included in this 2023 Form 20-F may be
considered non-GAAP financial measures:
a)

Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital
employed ratio adjusted
b)

Return on average capital employed (ROACE)
c)

Organic capital expenditures
d)

Gross capital expenditure (gross capex)
e)

Cash flows from operations after taxes paid (CFFO after taxes paid)
f)

Net cash flow (previously named Free cash flow)
g)

Adjusted earnings and adjusted earnings after tax
a) Net debt to capital employed ratio
In Equinor’s view, net debt ratios provide a more informative picture of Equinor’s financial strength than gross interest-bearing financial
debt.
Three different net debt to capital ratios are provided below: 1) net debt to capital employed, 2) net debt to capital employed ratio
adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.
These calculations are all based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet
and exclude cash, cash equivalents and current financial investments.
The following adjustments are made in calculating the net debt to capital employed ratio adjusted,

including lease liabilities and the
net debt to capital employed ratio adjusted: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance
sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated
balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are
excluded since they relate to certain requirements of exchanges where Equinor’s securities are trading and therefore are presented as
restricted cash and cash equivalents. Financial investments in Equinor Insurance are excluded as these investments are not readily
available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor’s view
provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions.
Additionally, lease liabilities are further excluded in calculating the net debt to capital employed ratio adjusted.
The accompanying table details the calculations for these non-GAAP measures and reconciles them with the most directly
comparable IFRS Accounting Standards financial measure or measures.
Forward-looking net debt to capital employed ratio adjusted, including lease liabilities included in this 2023 Form 20-F is not
reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts
excluded from IFRS Accounting Standards measures used to determine net debt to capital employed ratio adjusted, including lease
liabilities cannot be predicted with reasonable certainty.
Calculation of capital employed and net debt to capital

employed ratio
For the year ended 31
December
(in USD million) 2023 2022
Shareholders' equity 48,490 53,988
Non-controlling interests 10 1
Total equity A 48,500 53,989
Current finance debt and lease liabilities 7,275 5,617
Non-current finance debt and lease liabilities 24,521 26,551

Equinor 2023 Annual Report on Form 20-F

Gross interest-bearing debt B 31,796 32,168
Cash and cash equivalents 9,641 15,579
Current financial investments 29,224 29,876
Cash and cash equivalents and current financial investment C 38,865 45,455
Net interest-bearing debt before adjustments B1 = B-C (7,069) (13,288)
Other interest-bearing elements

1)
2,030 6,538
Net interest-bearing debt adjusted, including lease

liabilities
B2 (5,040) (6,750)
Lease liabilities 3,570 3,668
Net interest-bearing debt adjusted B3 (8,610) (10,418)
Calculation of capital employed:
Capital employed A+B1 41,431 40,701
Capital employed adjusted, including lease liabilities A+B2 43,460 47,239
Capital employed adjusted A+B3 39,890 43,571
Calculated net debt to capital employed
Net debt to capital employed (B1)/(A+B1) (17.1%) (32.6%)
Net debt to capital employed ratio adjusted, including lease liabilities
(B2)/(A+B2) (11.6%) (14.3%)
Net debt to capital employed ratio adjusted (B3)/(A+B3) (21.6%) (23.9%)
1)
The following adjustments are made in calculating the

net debt to capital employed adjusted, including

lease liabilities ratio and the net
debt to capital employed adjusted ratio: collateral deposits

(classified as Cash and cash equivalents

in the Consolidated balance sheet),
and financial investments held in Equinor Insurance

AS (classified as Current financial investments in

the Consolidated balance sheet) are
treated as non-cash and excluded from the calculation

of these non-GAAP measures. Collateral deposits

are excluded since they relate to
certain requirements of exchanges where Equinor

is trading and presented as restricted

cash and cash equivalents. Financial investments
in Equinor Insurance are excluded as these investments

are not readily available for the group to meet short

term commitments. These
adjustments result in a higher net debt figure and

in Equinor’s view provides a more

prudent measure of the net debt to capital employed
ratio than would be the case without such exclusions.

Equinor 2023 Annual Report on Form 20-F

b) Return on average capital employed (ROACE)
Return on average capital employed (ROACE) is the ratio of adjusted earnings after tax to the average capital employed adjusted.
The reconciliation for adjusted earnings after tax is presented in section g). Average capital employed adjusted refers to the average
of the capital employed adjusted values as of 31 December for both the current and the preceding year, as presented under the
heading Calculation of capital employed in section a).
Equinor uses ROACE to evaluate performance by measuring how effectively the company employs its capital, whether financed
through equity or debt.
An IFRS Accounting Standards measure most directly comparable to ROACE would be calculated as the ratio of net income/(loss) to
average capital employed that is based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance
sheet, excluding cash, cash equivalents and current financial investments.
ROACE is used as a supplementary measure and should not be viewed in isolation or as an alternative to measures calculated in
accordance with IFRS Accounting Standards including income before financial items, income taxes and minority interest, or net
income, or ratios based on these figures.
Calculated ROACE based on IFRS Accounting Standards

31 December
(in USD million, except percentages)
2023 2022
Net income/(loss) A 11,904 28,744
Average total equity 1 51,244 46,506
Average current finance debt and lease liabilities 6,446 6,001
Average non-current finance debt and lease liabilities 25,536 28,202
- Average cash and cash equivalents (12,610) (14,853)
- Average current financial investments (29,550) (25,561)
Average net-interest bearing debt 2 (10,178) (6,210)
Average capital employed B = 1+2 41,066 40,296
Calculated ROACE based on Net income/loss and

capital employed
A/B 29.0% 71.3%
Calculated ROACE based on Adjusted earnings after

tax and capital employed adjusted

31 December
(in USD million, except percentages)
2023 2022
Adjusted earnings after tax A 10,371 22,680
Average capital employed adjusted B 41,731 41,134
Calculated ROACE based on Adjusted earnings

after tax and capital employed adjusted
A/B 24.9% 55.1%
Forward-looking ROACE included in this 2023 Form 20-F is not reconcilable to its most directly comparable IFRS Accounting
Standards measure without unreasonable efforts, because the amounts included or excluded from IFRS Accounting

Standards
measures used to determine ROACE cannot be predicted with reasonable certainty.

Equinor 2023 Annual Report on Form 20-F

c) Organic capital expenditures
Organic capital expenditures represent additions to PP&E, intangibles and equity accounted investments,

excluding expenditures
related to acquisitions, leased assets, and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company’s investments in maintaining and developing its existing
business operations.
Calculation of organic capital expenditures
For the year ended 31
December
(in USD billion) 2023 2022
Additions to PP&E, intangibles and equity accounted investments 14.5

10.0

Acquisition-related additions

(3.2)

(0.6)
Right of use asset additions

(1.1)

(1.3)
Other additions (with unique cash flow patterns)
Organic capital expenditures

10.2

8.1

Forward-looking organic capital expenditures included in this 2023 Form 20-F are not reconcilable to the most directly comparable
IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting
Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
d) Gross capital expenditures

(Gross capex)
Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted
investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital
expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted
investments not included in Additions to PP&E, intangibles and equity accounted investments.

Equinor believes that by excluding
additions to right of use assets related to leases, this measure better reflects the company's investments in the business to drive
growth.
Calculation of gross capital expenditures
For the year ended 31
December
(in USD billion) 2023 2022
Additions to Property, plant and equipment, Intangibles and Equity accounted companies 14.5 10.0
Less adjustments 0.4 0.4
Gross capital expenditures 14.1 9.6
Forward-looking gross capital expenditures included in this 2023 Form 20-F are not reconcilable to the most directly comparable IFRS
Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from such IFRS Accounting
Standards measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Equinor 2023 Annual Report on Form 20-F

e) Cash flows from operations after taxes paid (CFFO after

taxes paid)
Cash flows from operations after taxes paid represents, and is used by management to evaluate, cash generated from operating
activities after taxes paid, which is available for investing activities, for debt servicing and for distribution to shareholders. Cash flows
from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in
isolation or as a substitute for an analysis of our results as reported in this 2023 Form

20-F. Our definition of Cash flows from
operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.
The table below provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS
Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the
specified dates:
Cash flow from operations after taxes paid (CFFO after taxes paid)
(in USD million) 2023 2022
Cash flows provided by operating activities before taxes paid and working capital items

48,016

83,608

Taxes paid

(28,276)

(43,856)
Cash flow from operations after taxes paid (CFFO after taxes paid)

19,741

39,752

Forward-looking cash flows from operations after taxes paid included in this 2023 Form 20-F is not reconcilable to its most directly
comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from

IFRS
Accounting Standards measures used to determine cash flows from operations after taxes paid cannot be predicted with reasonable
certainty.
f) Net cash flow (previously named Free cash flow)
Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available
for debt servicing and distribution to shareholders. The measure underwent a name change in 2023; however, all other aspects of the
measure remain unchanged. Net cash flow is not a measure of our liquidity under IFRS Accounting

Standards and should not be
considered in isolation or as a substitute for an analysis of our results as reported in this 2023 Form

20-F.

Our definition of Net cash
flow is limited and does not represent residual cash flows available for discretionary expenditures.
The table below reconciles Net cash flow with its most directly comparable IFRS Accounting Standards measure, Cash flows provided
by operating activities before taxes paid and working capital items, as of the specified dates:
Net cash flow
(in USD billion) 2023 2022
Cash flows provided by operating activities before taxes paid and working capital items

48.0

83.6

Taxes paid

(28.3)

(43.9)
Cash used/received in business combinations

(1.2)

0.1

Capital expenditures and investments

(10.6)

(8.8)
(Increase)/decrease in other interest-bearing items

(0.1)

(0.0)
Proceeds from sale of assets and businesses

0.3

1.0

Net cash flow before capital distribution

8.2

32.1

Dividends paid

(10.9)

(5.4)
Share buy-back

(5.6)

(3.3)
Net cash flow

(8.3)

23.4

Equinor 2023 Annual Report on Form 20-F

g) Adjusted earnings and adjusted earnings after tax
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order
to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the
individual reporting period. Management believes adjusted earnings provides an indication of Equinor’s underlying operational
performance in the period and facilitates comparison of operational trends between periods. The calculation of Adjusted earnings was
changed in 2023, as detailed below.
Adjusted earnings after tax

equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to operating income to take the applicable marginal tax into consideration.

Adjusted earnings after tax excludes net
financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all
elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated
marginal tax rate). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from
adjusted earnings after tax. Management believes adjusted earnings after tax provides an indication of Equinor’s underlying
operational performance and facilitates comparisons of operational trends between periods as it reflects the tax charge associated
with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group
companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As
currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will
change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated
financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered
indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted earnings and adjusted earnings after tax are supplementary measures and should not be viewed in isolation or as
substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS Accounting Standards
measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with
the IFRS Accounting Standards measures as these non-GAAP measures do not include all the items of revenues/gains or
expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings
after tax are only intended to be indicative of the underlying developments in trends of our ongoing operations for the production,
manufacturing and marketing of our products and exclude pre- and post-tax impacts of net financial items. Equinor reflects such
underlying developments in our operations by eliminating the effects of certain items that may not be directly associated with the
period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability and should therefore not be used in isolation.
Amended principles for Adjusted earnings with effect from 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
●

With effect from 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future
sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This
change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
●

With effect from 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the
expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which,
for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation
principle in line with how the corresponding derivative contract used to manage price exposure is valued.
These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised
treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on
other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately
reflecting the economic impact of its risk management activities.
For further information on Adjusted earnings, see note 28 Financial instruments and fair value measurement to the Consolidated
financial statements.
Impact of change Full year of 2022
MMP segment As reported Impact Restated
Change in Fair Value of derivatives (149) 1,801 1,651
Periodisation of inventory hedging effect (349) 181 (168)
Adjusted total revenues and other income 147,599 1,981 149,580
Adjusted earnings/(loss) 2,253 1,981 4,234

Equinor 2023 Annual Report on Form 20-F

Adjusted earnings/(loss) after tax 2,727 (10) 2,717
Impact of change Full year of 2022
Equinor group As reported Impact Restated
Change in Fair Value of derivatives (207) 1,801 1,593
Periodisation of inventory hedging effect (349) 181 (168)
Adjusted total revenues and other income 149,910 1,981 151,891
Adjusted earnings/(loss) 74,940 1,981 76,921
Adjusted earnings/(loss) after tax 22,691 (10) 22,680
Effective tax rates on adjusted earnings 69.7% 0.8% 70.5%
No other line items or segments were affected by the

change.
Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives
: In the ordinary course of business, Equinor enters into commodity derivative contracts to
manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair
value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and
purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from
2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings
and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value.
Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations
are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect:

Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of
cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With
effect from 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so
that the valuation principles between commercial storages and derivative contracts are better aligned.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the
product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our
lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is
therefore adjusted to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance.
●
The operational storage

is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment

are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and net impairments line items.
●
Gain or loss from sales of assets

is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (internal unrealised profit on inventories):

Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group and still in inventory at period end is eliminated
according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain
fluctuates from one period to another due to inventory strategies and consequently impacts net operating income/(loss). Write
down to production cost is not assessed to be a part of the underlying operational performance,

and elimination of internal profit
related to equity volumes is excluded in adjusted earnings.
●
Other items of income and expense

are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other
items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period.

Equinor 2023 Annual Report on Form 20-F

Items impacting net operating income/(loss) in the
full year of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues

and other income

107,174

38,340

7,032

4,319

105,908

17

(48,442)
Adjusting items

(1,303)

(128)

(76)

(32)

(1,049)

(17)

(1)
Changes in fair value of derivatives

(711)

128

(96)

-

(743)

-

-

Periodisation of inventory hedging effect

(183)

-

-

-

(183)

-

-

Impairment from associated companies

1

-

-

-

-

1

-

Over-/underlift

10

(35)

45

-

-

-

-

Other adjustments

(100)

-

-

-

(100)

-

-

Gain/loss on sale of assets

(319)

(221)

(25)

(32)

(23)

(17)

(1)
Adjusted total revenues and other income

105,871

38,213

6,956

4,286

104,860

(0)

(48,443)
Purchases [net of inventory variation]

(48,175)

(0)

(70)

-

(95,769)

0

47,664

Adjusting items

173

-

-

-

36

-

137

Operational storage effects

41

-

-

-

41

-

-

Provisions

(5)

-

-

-

(5)

-

-

Eliminations

137

-

-

-

-

-

137

Adjusted purchases [net of inventory variation]

(48,003)

(0)

(70)

-

(95,733)

0

47,801

Operating and administrative expenses

(11,800)

(3,759)

(2,176)

(1,178)

(4,916)

(462)

692

Adjusting items

260

29

261

22

(72)

20

-

Over-/underlift

7

29

(22)

-

-

-

-

Other adjustments

36

-

-

22

-

14

-

Gain/loss on sale of assets

289

-

283

-

-

6

-

Provisions

(72)

-

-

-

(72)

-

-

Adjusted operating and administrative expenses

(11,540)

(3,730)

(1,915)

(1,156)

(4,988)

(442)

692

Depreciation, amortisation and net impairments

(10,634)

(5,017)

(2,433)

(1,489)

(1,239)

(312)

(143)
Adjusting items

1,259

588

310

(290)

343

300

9

Impairment

1,550

588

310

-

343

300

9

Reversal of impairment

(290)

-

-

(290)

-

-

-

Adjusted depreciation, amortisation and net
impairments

(9,374)

(4,429)

(2,123)

(1,779)

(897)

(12)

(134)
Exploration expenses

(795)

(476)

(20)

(299)

-

-

-

Adjusting items

61

-

36

25

-

-

-

Impairment

61

-

36

25

-

-

-

Adjusted exploration expenses

(734)

(476)

16

(274)

-

-

-

Net operating income/(loss)

35,770

29,087

2,332

1,353

3,984

(757)

(229)
Sum of adjusting items

451

490

532

(277)

(742)

303

145

Adjusted earnings/(loss)

36,220

29,577

2,863

1,076

3,242

(454)

(84)
Tax on adjusted

earnings

(25,850)

(23,083)

(1,213)

(304)

(1,364)

63

51

Adjusted earnings/(loss) after tax

10,371

6,494

1,650

773

1,877

(391)

(33)

Equinor 2023 Annual Report on Form 20-F

Items impacting net operating income/(loss) in the
full year of 2022
Equinor group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues

and other income

150,806

75,930

7,431

5,523

148,105

185

(86,367)
Adjusting Items

1,085

(487)

185

-

1,475

(110)

22

Changes in fair value of derivatives

1,593
1)

(263)

205

-

1,651
1)

-

-

Periodisation of inventory hedging effect

(168)
1)

-

-

-

(168)
1)

-

-

Impairment from associated companies

1

-

-

-

-

1

-

Over-/underlift

510

507

3

-

-

-

-

Other adjustments

(0)

-

(22)

-

-

-

22

Gain/loss on sale of assets

(850)

(731)

-

-

(9)

(111)

(0)
Adjusted total revenues and other income

151,891
1)

75,443

7,616

5,523

149,580
1)

75

(86,345)
Purchases [net of inventory variation]

(53,806)

0

(116)

(0)

(139,916)

-

86,227

Adjusting Items

(610)

-

-

-

(33)

-

(577)
Operational storage effects

(33)

-

-

-

(33)

-

-

Eliminations

(577)

-

-

-

-

-

(577)
Adjusted purchases [net of inventory variation]

(54,415)

0

(116)

(0)

(139,949)

-

85,650

Operating and administrative expenses

(10,593)

(3,782)

(1,698)

(938)

(4,591)

(265)

681

Adjusting Items

64

(54)

22

6

75

10

5

Over-/underlift

(41)

(54)

13

-

-

-

-

Change in accounting policy

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

(970)

-

-

Adjusted depreciation, amortisation and net impairments

(8,879)

(4,986)

(1,445)

(1,422)

(881)

(4)

(142)
Exploration expenses

(1,205)

(366)

(638)

(201)

-

-

0

Adjusting Items

59

4

65

(11)

-

-

-

Impairment

85

4

65

15

-

-

-

Reversal of impairment

(26)

-

-

(26)

-

-

-

Adjusted exploration expenses

(1,146)

(361)

(573)

(212)

-

-

0

Net operating income/(loss)

78,811

67,614

3,248

4,022

3,612

(84)

399

Sum of adjusting items

(1,890)
1)

(1,355)

559

(1,065)

621
1)

(100)

(550)
Adjusted earnings/(loss)

76,921
1)

66,260

3,806

2,957

4,234
1)

(184)

(151)
Tax on adjusted

earnings

(54,241)
1)

(51,373)

(1,248)

(79)

(1,517)
1)

14

(38)
Adjusted earnings/(loss) after tax

22,680
1)

14,887

2,558

2,878

2,717
1)

(171)

(189)
1) MMP segment and Equinor group are restated due to

amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory

hedging
effect'.
C. Research and development, Patents and Licences, etc.
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:

Equinor 2023 Annual Report on Form 20-F

●

A technology leader in Section 1.3 of Chapter 1 on page 13; and
●

Fuelling innovation in Section 2.3 of Chapter 2 on pages 119 – 121.
See also notes 9 Auditor’s remuneration and Research and development expenditures and 12 Property, plant and equipment to
the Consolidated financial statements.
D.

Trend information
The information set forth under the heading “ Our market perspective ” in Section 2.1 of Chapter 2 on pages 37 – 38 of the 2023
Annual Report is incorporated herein by reference. See also “Item 5. Operating and Financial

Review―A. Operating Results” of this
2023 Form 20- F.
E.

Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.

Directors and Senior Management
Members of Equinor’s board of directors as of 31 December 2023:
Jon Erik Reinhardsen
Position:
Chair of the Board and chair of the Compensation and Executive Development

Committee
Term of office:

Chair of the Board of Equinor ASA since 1 September 2017. Up for election in 2024.
Year of birth:

1956
Independent: Yes
Other directorships:
Listed companies: Member of the Board of Oceaneering International, Inc.
Non-listed companies: Chair of the Board of Fire Security AS, OPS Solutions AS

and Baring Group AS.
Number of shares in Equinor ASA:

4,584 (as of 31 December 2023)
Loans from Equinor ASA:

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

Switzerland.
Family relations:

No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

Reinhardsen is a Norwegian citizen, and resident in Norway.
Anne Drinkwater
Position
: Shareholder-elected deputy chair of the board, chair of the board’s audit committee and member of the board’s safety,
sustainability and ethics committee.
Term of office:

Deputy chair of the Board of Equinor ASA since 1 July 2022 and board member since 1 July 2018. Up for
election in 2024.
Year of birth:

1956.
Independent:

Yes.
Other directorships:
Listed company: Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA:

1,100 (as of 31 December 2023)
Loans from Equinor ASA:

None.
Experience:

Drinkwater was employed with bp in the period 1978-2012, holding a number of different leadership positions in the
company. In the period 2009-2012 she was chief executive officer of bp Canada. She has extensive international experience, including being responsible for operations in the US, Norway, Indonesia, the Middle East and Africa. Through her career
Drinkwater has acquired a deep understanding of the oil and gas sector, holding both operational roles, and more distinct business responsibilities.
Education:

Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.

Equinor 2023 Annual Report on Form 20-F

Family relations:

No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

Drinkwater is a British citizen, and resident in the United States.
Rebekka Glasser Herlofsen
Position:

Shareholder-elected member of the board, the board's audit committee and the board’s compensation and executive development committee.
Term of office : Member of the Board of Equinor ASA since 19 March 2015. Up for election in 2024.
Year of birth: 1970
Independent:

Yes
Other directorships:
Listed companies: Member of the board of Rockwool International A/S, BW Offshore ASA and Wilh. Wilhelmsen

Holding ASA.
Non-listed companies: Chair of the board of Norwegian Hull Club (NHC) and Handelsbanken

Norge, board member of Torvald
Klaveness Group and Egmont Foundation and chair of the Council at DNV.
Number of shares in Equinor ASA:

220 (as of 31 December 2023)
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

Analyst Program (AFA), the
Norwegian School of Economics (NHH). Breakthrough Program for Top Executives at IMD business school, Switzerland.
Family relations:

No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

Herlofsen is a Norwegian citizen and resident in Norway.
Jonathan Lewis
Position: Member of the Board, chair of the Board's Safety, Sustainability and Ethics Committee and member of the Board's
Audit Committee.
Term of office:
Member of the Board of Equinor ASA since 1 July 2018. Up for election in

2024.
Year of birth:

1961
Independent:

Yes
Other directorships:
Listed company: Member of the Board of Capita plc.
Number of shares in Equinor ASA:

None (as of 31 December 2023)
Loans from Equinor ASA:

None
Experience:

Lewis was the Chief Executive Officer of Capita plc from December 2017 until January 2024,

having previously
spent 30 years working for large multi-national companies in technology-enabled industries.

Lewis came to Capita plc from Amec
Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016-2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996-2016. Lewis has
previously held several directorships within technology and the oil and gas industry.
Education:

Lewis has a PhD in Reservoir Characterisation, from University of Reading and a Bachelor of Science degree in
Geology from Kingston University.
Family relations:

No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

Lewis is a British and US citizen, and resident in the UK.
Finn Bjørn Ruyter
Position
: Member of the Board, the Board's Audit Committee and the Board’s Compensation and Executive

Development
Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2019. Up for election in 2024.
Year of birth: 1964
Independent: Yes
Other directorships:
Non-listed companies: Chair of the board of Fornybar Norge AS and board member of Cegal in addition to several companies
fully or partly owned by Hafslund.
Number of shares in Equinor ASA: 620 (as of 31 December 2023)
Loans from Equinor ASA: None

Equinor 2023 Annual Report on Form 20-F

Experience:
Ruyter has since July 2012 been CEO of Hafslund AS. He was CFO in the company

2010-2011. In 2009-2010 he
worked in the Philippine hydro power company SN Aboitiz Power. In the period 1996-2009 he led the power trading entity and from 1999 also the energy division in Elkem. From 1991-1996 Ruyter worked with energy trading in Norsk Hydro.
Education:
Master’s degree in mechanical engineering from the Norwegian

University of Technology (NTNU) and an MBA from
BI Norwegian School of Management.
Family relations:
No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters: Ruyter is a Norwegian citizen, and resident in Norway.
Tove Andersen
Position : Member of the Board and the Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2020. Up for election in 2024.
Year of birth: 1970
Independent: Yes
Other directorships:
Listed company: Member of the board of Borregaard ASA
Non-listed company: Member of the board of The Norwegian Opera & Ballet
Number of shares in Equinor ASA: 4,700 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience: Andersen is President & CEO of Tomra Systems ASA as of 16 August 2021. Prior to this, she held the position as
Executive Vice President for Europe in Yara International ASA. Andersen was part of the executive management team in Yara since 2016 where she also held positions as Executive Vice President, Production and Executive Vice President,

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
Family relations:
No family relations to other members of the Board, members of the Corporate

Executive Committee or the
Corporate Assembly.
Other matters:

Andersen is a Norwegian citizen and resident in Norway.
Haakon Bruun-Hanssen
Position:

Member of the Board, the Board's Compensation and Executive Development Committee

and the Board's Safety,
Sustainability and Ethics Committee.
Term of office:
Member of the Board of Equinor ASA since 12 December 2022. Up for election in 2024.
Year of birth: 1960
Independent: Yes
Other directorships:
Non-listed companies: Member of the Advisory board at Kongsberg Defence & Aerospace

(KDA)
Number of shares in Equinor ASA: None (as of 31 December 2023)
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
Stig Lægreid
Position: Employee representative member of the Board and member of the Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2013. Up for election in 2025.
Year of birth: 1963
Independent: No
Other board directorships: None
Number of shares in Equinor ASA: 147 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary
metals. Employed in ÅSV and Norsk Hydro since 1985.

Equinor 2023 Annual Report on Form 20-F

Education: Bachelor's degree, Mechanical Construction from OIH.
Family relations:
No family relationships to other board members, members of the Corporate Executive

Committee or the
Corporate Assembly.
Other matters: Lægreid is a Norwegian citizen and resident in Norway.
Per Martin Labråten
Position:

Employee representative member of the Board, member of the Safety, Sustainability and Ethics Committee and
member of the Board's Compensation and Executive Development Committee.
Term of office:
Member of the Board of Equinor ASA since 8 June 2017. Up for election in

2025.
Year of birth: 1961
Independent: No
Other directorships:
Labråthen is a member of the Executive Committee of the Industry Energy (IE) trade union and holds a
number of offices as a result of this.
Number of shares in Equinor ASA:

894 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Labråthen is now a full-time employee representative as the leader of IE Equinor branch. He has previously worked
as a process technician at the petrochemical plant on Oseberg field in the North Sea.
Education: Labråthen has a craft certificate as a process/chemistry worker.
Family relations:
No family relations to other members of the Board, members of the Corporate

Executive Committee or
members of the Corporate Assembly.
Other matters: Labråthen is a Norwegian citizen, and resident in Norway.
Hilde Møllerstad
Position:
Employee representative member of the Board and member of the Board's

Audit Committee.
Term of office:
Member of the Board of Directors of Equinor ASA since 1 July

2019. Up for election in 2025.
Year of birth: 1966
Independent: No
Other board directorships: Chair of Tekna’s ethical board.
Number of shares in Equinor ASA: 3,005 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in
Exploration & Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from 2013 - 2019
and was a board member of Tekna

Private from 2012 - 2017 and she has had several trust offices in Tekna Equinor since 1993.
Education:

Chartered engineer from NTNU (Norwegian University of Science and Technology) and Project Management
Essential (PME) from BI/NTNU (Norwegian Business School BI/ Norwegian University

of Science and Technology).
Family relations:
No family relationships to other board members, members of the Corporate Executive

Committee or the
Corporate Assembly.
Other matters: Møllerstad is a Norwegian citizen and resident in Norway
Members of Equinor's corporate executive committee as of 31 December 2023:
Anders Opedal
Position: President and Chief Executive Officer (CEO) since 2 November 2020
Year of birth: 1968
External offices: None
Number of shares in Equinor ASA: 56,649 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Opedal joined Equinor in 1997. From 2018-2020 he held the position as Executive

Vice President Technology,
Projects and Drilling. From August to October 2018, he was Executive Vice President for Development,

Production Brazil and
prior to this Senior Vice President for Development, Production International Brazil. He also held the position as Equinor’s Chief
Operating Officer. In 2011

he took on the role as Senior Vice President in Technology, Projects and Drilling; where he was responsible for Equinor’s NOK 300 billion project portfolio. From 2007-2010 he served as Chief Procurement Officer. He has held
a range of technical, operational and leadership positions in the company and started as a petroleum engineer in the Statfjord
operations. Prior to Equinor, Opedal worked for Schlumberger and Baker Hughes.
Education:
MBA from Heriot-Watt University and master's degree in Engineering (sivilingeniør) from the Norwegian Institute of
Technology (NTH) in Trondheim.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Opedal is a Norwegian citizen and resident in Norway.
Torgrim Reitan
Position: Executive Vice President and Chief Financial Officer since 6 October 2022

Equinor 2023 Annual Report on Form 20-F

Year of birth: 1969
External offices: None
Number of shares in Equinor ASA: 15,482 (as of 31 December 2023)
Loans from Equinor ASA: None
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
Jannicke Nilsson
Position: Executive Vice President, Safety, Security & Sustainability (SSU) since 1 June 2021.
Year of birth: 1965
External offices: Member of the Board of Odfjell SE and Jotun A/S.
Number of shares in Equinor ASA: 63,106 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Since joining Equinor in 1999, Nilsson has held a number of central leadership position within operation, projects
and technology. From June 2021, Jannicke Nilsson has led the corporate function which shapes and safeguards Equinor’s efforts on the areas of safety, security, and sustainability,

including Equinor Energy Transition Plan. Prior to this role she was Executive
Vice President and Chief Operating Officer (COO) for five years. As COO she drove Equinor’s digital transformation and
delivered tangible results delivering on the company’s strategy. Nilsson has also been a program leader for a company-wide efficiency programme running from 2014 – 2016.
Education:
MSc in Cybernetics and Process Automation and a BSc in Automation from the Rogaland Regional
College/University of Stavanger.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other: Nilsson is a Norwegian citizen and resident in Norway.
Kjetil Hove
Position:
Executive Vice President, Exploration & Production Norway (EPN) since 1 January

2021
Year of birth: 1965
External offices: Member of the Board of Offshore Norge
Number of shares in Equinor ASA: 23,861 (as of 31 December 2023)
Loans from Equinor ASA: None
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
Philippe François Mathieu
Position: Executive Vice President, Exploration & Production International (EPI) since 1 January 2023
Year of birth: 1966
External offices: None
Number of shares in Equinor ASA: 7,529 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Mathieu joined Equinor in 1995. He comes from the position of Senior Vice President Corporate

Strategy, which he
had since October 2019. Mathieu has also held the Senior Vice President position for Joint Operations Support in Exploration and
Production Norway from 2016 – 2019, Corporate Finance from 2014 – 2016, and Business Development Midstream
Infrastructure from 2011 – 2014. Prior to the roles as Senior Vice President, Mathieu held several senior positions within marketing and supply in commercializing gas contracts in both North Africa and Europe.
Education:
Civil Engineer degree from Ecole Nationale des Travaux Publics de l’Etat and a Master’s

degree in Economics from
Université Lumière Lyon and from University of California, Berkeley.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Philippe Mathieu is a French citizen and resident in Norway.

Equinor 2023 Annual Report on Form 20-F

Geir Tungesvik
Position: Executive Vice President, Projects, Drilling and Procurement (PDP) since 1 May 2022
Year of birth: 1961
External offices: None
Number of shares in Equinor ASA: 20,702 (as of 31 December 2023)
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
Irene Rummelhoff
Position: Executive Vice President, Marketing, Midstream & Processing (MMP) since 17 August 2018
Year of birth: 1967
External offices: Member of the board of Airbus SE
Number of shares in Equinor ASA: 31,872 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience: Rummelhoff joined Equinor in 1991. She has held a number of management positions within international business development, exploration, and the downstream business in Equinor. Her most recent position, which she held from June 2015, was as Executive Vice President New Energy Solutions (NES).
Education:
Master’s degree in Petroleum geosciences from the Norwegian Institute of Technology (NTH)
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Rummelhoff is a Norwegian citizen and resident in Norway.
Pål Eitrheim
Position: Executive Vice President, Renewables (REN) since 17 August 2018
Year of birth: 1971
External offices: Member of the board of the Confederation of Norwegian Enterprise (NHO) and Veidekke ASA.
Number of shares in Equinor ASA: 21,737 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience:
Eitrheim joined Equinor in 1998. He has held a range of leadership positions in Equinor in Azerbaijan, Washington
DC, the CEO office, corporate strategy and Brazil. In 2017 - 2018 he was Chief Procurement Officer. Between 2014 - 2017 he led
Equinor’s upstream business in Brazil. In 2013 Eitrheim led the Secretariat for the investigation into the terrorist attack on the In
Amenas gas processing facility in Algeria.
Education:
Master's degree in Comparative Politics from the University of Bergen, Norway and University College Dublin,
Ireland.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Eitrheim is a Norwegian citizen and resident in Norway.
Hege Skryseth
Position: Executive Vice President and Chief Technical Officer since 1 September 2022
Year of birth: 1967
External offices: Member of the Board of Tomra and AutoStore
Number of shares in Equinor ASA: 5,364 (as of 31 December 2023)
Loans from Equinor ASA: None
Experience: Skryseth joined Equinor on 1 September 2022. She comes from the position as Executive Vice President of
Kongsberg, and President of Kongsberg Digital, a position which she held since 2013. Prior to Kongsberg, Skryseth held various
leadership positions in international tech companies such as Microsoft and Geodata (ESRI).
Education:
Executive MBA from NHH and Bachelor from BI, college graduate from

NITH.
Family relations:
No family relations to other members of the Corporate Executive Committee,

members of the Board or the
Corporate Assembly.
Other matters: Skryseth is a Norwegian citizen and resident in Norway.
Siv Helen Rygh Torstensen
Position:
Executive Vice President and General Counsel, Legal & Compliance (LEG) since 1 June

2021.
Year of birth: 1970
External offices:
Deputy chair of the Council of Ethics and member of the Government Pension

Fund Global
Number of shares in Equinor ASA: 19,136 (as of 31 December 2023)
Loans from Equinor ASA: None

Equinor 2023 Annual Report on Form 20-F

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
Jannik Lindbæk
Position: Executive Vice President Communication since 1 March 2022
Year of birth: 1965
External offices: None
Number of shares in Equinor ASA: 11,592 (as of 31 December 2023)
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
Aksel Stenerud
Position: Executive Vice President, People & Organisation (PO) since 1 March 2022
Year of birth: 1963
External offices: None
Number of shares in Equinor ASA: 11,642 (as of 31 December 2023)
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
The information set forth in the Corporate Governance Report, section 8, under the heading “Corporate assembly” is also
incorporated herein by reference.

Equinor 2023 Annual Report on Form 20-F

B.

Compensation
The information set forth under the following headings of the 2021 Remuneration Policy included as an appendix to the 2023
Remuneration Report is incorporated herein by reference:
●

Remuneration to the board of directors;

●

Remuneration to the corporate assembly; and
●

Remuneration to the CEC.
The information set forth under the following headings of the 2023 Remuneration Report is incorporated herein by reference:
●

Overall company performance in 2023;

●

Performance-based modifiers used in calculating variable pay;
●

Summary of targets and achievement of corporate KPIs and goals forming the basis for annual variable pay;

●

Key developments in corporate executive remuneration in 2023;
●

Derogations and deviations from remuneration policy;
●

Right to reclaim (‘malus and clawback’);
●

Remuneration and share ownership of the board of directors and corporate assembly;
●

Remuneration of the CEC;
●

Shares awarded or due to the CEC in the reported financial year;
●

Total number and value of shares held by the CEC; and
●

Performance and AVP awarded to the CEC members in the reported financial year.
See also note 22 Pensions to the Consolidated financial statements.
C.

Board Practices
The information set forth under the following headings of the of the 2023 Annual Report is incorporated herein by reference:
●

Governing bodies in section 1.9 of Chapter 1 on pages 26 – 28; and
●

Corporate executive committee (CEC) in section 1.9 of Chapter 1 on pages 29 –30.
The information set forth under the following headings of the 2023 Corporate Governance Report is also incorporated herein by
reference:
●

Corporate Assembly, board of directors and corporate executive committee in Chapter 8 on pages 10 – 13; and
●

The information set forth under the heading ‘The board of directors’ committees’ in Chapter 9 on pages 14 –16.
See also “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”

of this 2023 Form 20-F
for more information regarding the expiration date of the current term of office of the members of our board of directors and the period
during which our directors have served in such capacity, and the composition of the board of directors’ committees.
D.

Employees
The information set forth under the following headings of the 2023 Annual Report is incorporated herein by reference:
●

Contextual introduction and Management approach in Section 2.2 of Chapter 2 on pages 82 – 84;
●

The table entitled ‘Employment’ in Section 2.2 of Chapter 2 on page 87; and
●

The table entitled ‘Employment and recruitment’ in Section 2.2 of Chapter 2 on page 85;
The following table show a breakdown of total workforce by region and employment type.

Equinor 2023 Annual Report on Form 20-F

Total workforce by region and employment type in the Equinor group in 2023 as of 31 December 2023
Geographic location
Permanent
employees
Consultants
Total
workforce
1) Consultants (%)
Norway

20,231

939

21,170

4

Rest of Europe

1,440

42

1,482

3

Africa

65

6

71

8

Asia

114

14

128

11

North America

733

64

797

8

South America

865

49

914

5

Australia

1

1

2

50

Total

23,449

1,115

24,564

5

Non - OECD

1,018

68

1,086

6

1) Contractor personnel, defined as third-party service provides who work at our onshore and offshore operations, are not included.
E.

Share Ownership
The information set forth under the following headings of the 2023 Remuneration Report is incorporated herein by reference:
●

Total number and value of shares held by the members of the board of directors;
●

Shares held by the members of the corporate assembly; and
●

Total number and value of shares held by the CEC.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.

Major shareholders
The information set forth under the heading “ Major shareholders ” in Section 5.1 of Chapter 5 on pages 260 – 261 of the 2023
Annual Report is incorporated herein by reference.
B.

Related Party Transactions
As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of
certain members of the corporate executive committee. Permanent employees in specified employee categories may take out a car
loan from Equinor in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 400,000. Employees outside the collective labour area are entitled to a car loan up to NOK 600,000 (managers) or NOK 700,000 (vice presidents and senior vice presidents).

The car loan is interest-
free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any time for
“reasonable loans” from employer as decided by the Norwegian Ministry of Finance, i.e., the lowest rate an employer may offer
without triggering taxation of the benefit for the employee.
The information set forth under the heading “ Equal treatment of shareholders and transactions with close associates ” in chapter 4 on pages 6-7 of the 2023 Corporate Governance Report is also incorporated herein by reference. See also note 27 Related parties to
the Consolidated financial statements.
C.

Interests of Experts and Counsel
Not applicable.

Equinor 2023 Annual Report on Form 20-F

ITEM 8. FINANCIAL INFORMATION
A.

Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” of this 2023 Form 20- F.
Dividend policy and dividends
The information set forth under the heading ‘Capital distribution’ in Section 2.1 of Chapter

2 on page 41 of the 2023 Annual
Report is incorporated herein by reference. The information set forth under the heading ‘Equity and dividends’ in Chapter 3 on pages
5 – 6 of the 2023 Corporate Governance Report is also incorporated herein by reference.
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

See also note 11 Income taxes and note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated Financial Statements for a description of certain proceedings,

including updated
descriptions of litigation previously reported.
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
B.

Plan of Distribution
Not applicable.
C.

Markets
See “Item 9.A
―The Offer and Listing―Offer and Listing Details” of

this 2023

Form 20-
F.
D.

Selling Shareholders
Not applicable.
E.

Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.

Share Capital
Not applicable.

Equinor 2023 Annual Report on Form 20-F

B.

Memorandum and Articles of Association
Equinor's current articles of association were adopted at the annual general meeting of shareholders on 10 May 2023. The articles of association are included as exhibit 1 to this 2023 Form 20- F.
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
Share capital
Equinor’s share capital is NOK 7,507,761,512.50 divided into 3,003,104,605 shares.
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

Equinor 2023 Annual Report on Form 20-F

Exhibit 2.1 to this 2023 Form 20-F is also incorporated herein by reference.
C.

Material Contracts
Equinor is the technical service provider (TSP) for

the Kårstø and Kollsnes gas processing plants

in accordance with the technical service
agreement between Equinor and Gassco AS. Equinor holds

an ownership interest in Vestprosess (34%), which transports and processes NGL
and condensate. Vestprosess is also operated by Gassco, with Equinor as TSP. The technical services agreement between Gassco AS and
Equinor is included as Exhibit 4(a)(i), along with

the amendments thereto in Exhibit 4(a)(ii), to

this 2023 Form 20-
F.
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
There are no restrictions affecting the rights of non-Norwegian residents or foreign owners who hold our shares to receive
dividends, interest or other similar payments.
E.

Taxation
Norwegian tax consequences
This section describes material Norwegian tax consequences for shareholders in connection with the acquisition, ownership
and disposal of shares and American Depositary Shares (“ADS”) in Equinor. The term “shareholders” refers to both holders of shares and holders of ADSs, unless otherwise explicitly stated.
The outline does not provide a complete description of all Norwegian tax regulations that might be relevant for the individual
shareholder. The outline is based on current law and practice, but these laws and practice are subject to change, possibly also on a retroactive basis. Thus, the actual tax consequences for a shareholder may differ from the description set out below.
Shareholders should consult their professional tax advisers for advice about the specific tax consequences of owning and
disposing of shares or ADSs in Equinor in their particular situation, in case special regulations may apply.
Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e., limited liability companies and similar entities) residing in Norway for tax purposes are generally
subject to tax in Norway on dividends received from Equinor in the year the dividend is declared.

For the tax year 2023, only 3% of
the dividends received is subject to tax at the ordinary income tax rate of 22% (the tax rate is 25% for entities subject to the
finance tax). The effective tax rate for dividends received by corporate shareholders is thus 0.66% (3% x 22%)

for ordinary
corporations and 0.75% (3% x 25%) for entities subject to the finance tax. As of today, the same tax rates will apply for the tax year 2024.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway for dividends received from Equinor
exceeding a tax-free allowance (the tax-free allowance is described below). Dividends exceeding the tax-free allowance are
generally included in the individual’s ordinary taxable income in the year the dividend is declared. For the tax year

2023, dividend
income exceeding the tax-free allowance is grossed up with a factor of 1.72 before being included in the ordinary taxable income,
resulting in an effective tax rate of 37.84% (22% x 1.72). As of today, the same tax rates will apply for the tax year 2024.
The tax-free allowance is computed for each individual share or ADS. The annual tax-free allowance equals the allowance
basis multiplied by a risk-free interest rate set annually by the tax authorities. The allowance basis is equal to the acquisition cost
for such share or ADS, as adjusted with inter alia any repayment of capital and any unused allowance.

If the calculated allowance
for one year exceeds the dividend distributed on the share or ADS, the excess (the

“unused allowance”) may be carried forward
and set off against future dividends received on the same share or ADS (or gains upon the realisation of the same share or ADS,
see below). Any unused allowance will also be added to the allowance basis for such share or ADS and thus increase the tax-free
allowance in the following year until the unused allowance has been utilised.
Individual shareholders residing in Norway for tax purposes may hold the shares (but not ADS) in

Equinor through a stock
savings account. Dividend on shares owned through the stock savings account is only taxable when the dividend is withdrawn
from the account.
Taxation of dividends received by foreign shareholders

Equinor 2023 Annual Report on Form 20-F

Non-resident shareholders are as a starting point subject to Norwegian withholding tax in the tax year 2023 at a rate of 25%
on dividends from Norwegian companies. The distributing company is responsible for deducting the withholding tax upon
distribution to non-resident shareholders. As of today, the same withholding tax rate will apply for the tax year 2024.
Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are in the tax year 2023
subject to the standard income tax of 22% (25% for companies subject to the finance tax).

As of today, the same tax rate will
apply for the tax year 2024.
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
Shareholders that believe they are eligible for a reduced rate will in this case have to apply to Skatteetaten

(The Norwegian Tax
Administration) for a refund of the excess amount of tax withheld. Please refer to the tax authorities’ web page for more
information and the requirements of such application: skatteetaten.no (Reduced withholding tax on share dividends for foreign
shareholders – The Norwegian Tax Administration).
Taxation on realisation of shares and ADSs
Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale,
redemption or other disposal of shares or ADSs in Equinor.

On the other hand, corporate shareholders resident in Norway are not allowed any deduction for losses on shares or ADS in Equinor.
Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other
disposal of shares or ADSs. Taxable gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal. In the tax year 2023, the taxable gain or loss on the realised shares or ADSs is grossed up
with a factor of 1.72 before it is included in the ordinary taxable income, resulting in an effective tax rate of 37.84% (22% x 1.72).

As of today, the same tax rate will apply to gains and losses realised in the tax year 2024.
The taxable gain or deductible loss (before grossing up) is calculated as the sales price adjusted for transaction expenses
minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs (as adjusted with
inter alia any repayment of capital). Any unused allowance pertaining to a share or ADS may be deducted from a taxable gain on
the same share or ADS but may not lead to or increase a deductible loss. Furthermore,

any unused allowance may not be set off
against gains from the realisation of other shares or ADSs held by the shareholder.
If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be
deemed to be first sold (the “FIFO” principle) when calculating the gain or loss for tax purposes.

Equinor 2023 Annual Report on Form 20-F

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
Shareholders not residing in Norway are generally not subject to tax in Norway on capital gains,

and losses are not deductible
on the sale, redemption or other disposal of shares or ADSs in Equinor, unless the shareholder carries on business activities in
Norway and such shares or ADSs are or have been effectively connected with such activities.
Wealth tax
The shares or ADSs are included in the basis for the computation of wealth tax imposed on individuals residing in Norway for
tax purposes. Norwegian limited liability companies and certain similar entities are not subject to wealth tax.
For the tax year 2023, the net wealth tax is 1.0% for net worth above a minimum threshold of NOK 1,700,000, and 1.1% for
net worth above a minimum threshold of NOK 20,000,000. The assessment value of listed shares

(including ADSs) is 80% of the
listed value of such shares or ADSs on 1 January 2024. As of today, the same rates and thresholds will apply for the tax year
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

Equinor 2023 Annual Report on Form 20-F

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
year.
In general, we will be a PFIC in a taxable year if:
●
at least 75% of our gross income for the taxable year is passive income or

●
at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to
assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and
royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified
categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign
corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and

Equinor 2023 Annual Report on Form 20-F

as receiving directly its proportionate share of the other corporation's income.
If we were to be treated as a PFIC, you will generally be subject to special rules with respect to:
●
any gain you realise on the sale or other disposition of your shares or ADSs and
●
any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the shares or ADSs begins, that are greater than 125% of the average annual
distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your
holding period for the shares or ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:
●
the gain or excess distribution will be allocated ratably over your holding period for the shares or

ADSs,
●
the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first
year in which we were a PFIC with respect to you will be taxed as ordinary income,
●
the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
●
the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each
such year.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
Unless you make certain elections, your shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any
time during your holding period in your shares or ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will
not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable
year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income.

Instead, you must include the gross
amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for

United States federal
income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue
Service (“IRS”) Form 8621.
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
Documents related to us that are available to the public (this 2023 Form 20-F, the 2023 Annual Report, our Articles of
Association, our Code of Conduct, financial statements and our historical financial information for each of the three financial years
preceding the publication of this 2023 Form 20-F) can be consulted on our website and at: Equinor ASA,

Forusbeen 50, 4035
Stavanger, Norway.

Unless stated otherwise, none of these documents form a part of this 2023

Form 20-
F.

Equinor 2023 Annual Report on Form 20-F

I.

Subsidiary Information
Not applicable.
J.

Annual Report to Security Holders.
Not applicable.
ITEM 11. QUANTITATIVE

AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK
See notes 4 Financial risk and capital management and 28 Financial instruments and fair value measurement to the
Consolidated financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.

Debt Securities
Not applicable.
B.

Warrants and Rights
Not applicable.
C.

Other Securities
Not applicable.
D.

American Depositary Shares
Exhibit 2.1 to this 2023 Form 20-F is incorporated herein by reference.
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

Equinor 2023 Annual Report on Form 20-F

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
As necessary
Direct and indirect payments by the depositary
For the year ended 31 December 2023, J.P. Morgan reimbursed USD 2,000,000 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2023, such costs, associated with the administration of the ADR programme, paid by the company, added up to USD 272,095. Under certain circumstances, including the removal of J.P. Morgan as depositary,

the company is required to repay to J.P. Morgan certain amounts paid to the company in prior periods.
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

Rule 13a-15(b) as of
31 December 2023. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these
disclosure controls and procedures are effective at a reasonable level of assurance.
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
Our internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief
financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Equinor’s financial statements for external reporting purposes in accordance with IFRS Accounting Standards as adopted by the European
Union (EU). The accounting policies applied by the group also comply with IFRS Accounting

Standards as issued by the International
Accounting Standards Board (IASB).
The management of Equinor has assessed the effectiveness of internal control over financial reporting based on the Internal
Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December
2023 was effective.

Equinor 2023 Annual Report on Form 20-F

Equinor’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that,
in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, provide reasonable assurance that
transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS
Accounting Standards, and that receipts and expenditures are only carried out in accordance with the authorisation of the
management and directors of Equinor; and provide reasonable assurance regarding the prevention or timely detection of any
unauthorised acquisition, use or disposition of Equinor’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover,
projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become
inadequate because of changes in conditions and that the degree of compliance with policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of 31 December 2023 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits Equinor’s Consolidated financial statements. Their audit report on the internal
control over financial reporting is included in the Consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year ended 31 December 2023 that
have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

of
Conduct is filed as Exhibit 11 to this 2023 Form 20- F.
In 2023, our board of directors approved certain amendments to our Code of Conduct, including:
-

Updates to sections related to harassment, bullying and discrimination; and
-

Updates referencing internal control over financial reporting requirements as an important part of financial reporting.
In 2023, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to our principal executive officer, principal financial officer, principal accounting officer or controller,

or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the heading “ External auditor ” in chapter 15 on pages 18 – 19 of the 2023 Corporate Governance
Report is incorporated herein by reference. See also note 9 Auditor’s remuneration and Research and development expenditures to
the Consolidated financial statements.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance―Board committees” of this 2023 Form 20- F.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS
The information set forth under the headings “ Equinor’s share incentive plans ”, “ Share buybacks ” and “ Summary of share buybacks ”
in Section 5.1 of Chapter 5 on pages 261 – 263 of the 2023 Annual Report is also incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Equinor 2023 Annual Report on Form 20-F

Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Equinor’s primary listing is on Oslo Børs. The American Depositary Receipts

(ADRs) are listed on the New York Stock Exchange
(NYSE). In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC. ADRs representing the
company’s ordinary shares are listed on the NYSE. While Equinor’s corporate governance practices follow the requirements of
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
Pursuant to Norwegian company law, Equinor’s board of directors consists of members elected by the corporate assembly both
for shareholder and employee representatives. Equinor’s board of directors has determined that, in its judgment, all shareholder
representatives are independent. In making its determinations of independence, the board focuses, among other things, on there not
being any conflicts of interest between shareholders, the board of directors and the company’s management. It does not strictly make
its determination based on the NYSE’s five specific tests but takes into consideration all relevant circumstances which may in the
board’s view affect the directors’ independence. The directors elected from among Equinor’s employees would not be considered
independent under the NYSE rules as they are employees of Equinor. None of these employee representatives are executive officers of the company. For further information about the board of directors, see “Item 6. Directors, Senior Management and Employees—A.
Directors and Senior Management” of this 2023 Form 20- F.
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
10A-3 of the US Securities Exchange Act of 1934. The members of Equinor’s audit committee include an employee representative
director. Equinor relies on the exemption provided in Rule 10A-3(b)(1)(iv)(C) from the independence requirements of the US Securities
Exchange Act of 1934 with respect to the employee representative director. Equinor does not believe that its reliance on this exemption will materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of
Rule 10A-3 relating to audit committees. The other members of the audit committee meet the independence requirements under Rule
10A-3.
Among other things, the audit committee evaluates the qualifications and independence of the company’s external auditor.
However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company’s shareholders.
Equinor does not have a nominating/corporate governance committee formed from its board of directors. Instead,

the roles prescribed
under the NYSE rules for such committee are principally carried out by the corporate assembly and the nomination committee. The
nomination committee is elected by the general meeting of shareholders, while the corporate assembly is elected partly by the general
meeting of shareholders and partly by and among the employees.

NYSE rules require the compensation committee of US companies to comprise independent directors, recommend senior
management remuneration and determine the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations.

The compensation committee
consists of four shareholder representatives and one employee representative. Equinor’s compensation committee makes
recommendations to the board regarding management remuneration, including that of the CEO.

Further, the compensation committee
assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the
general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors.

Equinor 2023 Annual Report on Form 20-F

The nomination committee also recommends to the general meeting of shareholders the candidates and remuneration for the
nomination committee and the shareholder representative candidates and remuneration for the corporate assembly.

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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.
ITEM 16K. CYBERSECURITY DISCLOSURE
Cyber security Risk Management and Strategy
Our processes for assessing, identifying and managing material risks from cyber security threats are integrated into our enterprise risk management (ERM)

framework, which

we use

to identify,

analyze, evaluate

and manage

risks. We

recognize that

risks from

cyber
security threats are interconnected

and company-wide, so we seek to ensure

shared situational awareness and common prioritization
across

different

business

areas.

As

described

further

below

under

“Cyber

security

Governance”,

we

have

a

cross-departmental
approach to addressing cyber security risk, which includes our employees, management and board of directors.
We use a variety

of tools and processes to

identify, assess and

manage material cyber security risks.

We identify cyber security

risks
based

on an

evaluation of

various

cyber

security

threat scenarios

that

may cause

disruption to

our

business or

operations. These
scenarios

are

developed

to

represent

incremental

levels

of

severity

of

the

estimated

monetary,

reputational,

safety,

security

or
sustainability impact

of cyber

security threats

such as

social engineering

(phishing), malicious

software targeting

end-users/network,
unauthorized access by insiders, employee/consultant error and/or unintended errors.

We

conduct

annual

company-wide

cyber

security

assessments

to

assess

the

threats

posed

by

external

actors

to

our

information
technology and operational technology systems and promote awareness internally of the cyber security threats faced by the company.
We also conduct assessments

of cyber security

incidents experienced by

the company and

third parties relevant

to the company. These
assessments

are

conducted

in

collaboration

between

the

technology,

digital

and

innovation

business

area,

the

global

operations
technology excellence

unit and

the corporate

security and

crisis management

unit. The

business area

risk owners,

regional security
managers,

country

office

representatives,

political

analysis

teams,

shipping

security

teams,

enterprise

data

and

cyber

security
professionals and the emergency response-and-support centre are all involved in and contribute to these assessments. The results of
these assessments are shared regularly with the board of directors, including the safety, sustainability and ethics committee.
We engage

external assessors to

conduct maturity testing

to evaluate our

processes and procedures

within specific areas

to ensure
continuous development of barriers against

cyber security threats. We also seek

information from national security authorities

and work
closely with

IT vendors,

external cyber

security advisory

services and

other companies

in the

industry with

the aim

of continuously
improving our capabilities to identify, protect, detect, respond to and recover from cyber security threats. We also use input provided by
external auditors as part of independent reviews to improve our cyber security barriers.

Actual and/or potential vulnerabilities

in our information systems

are continuously monitored by

our Cyber Defence Center.

We follow
the

ISO27001, IEC62443

and National

Institute for

Standard and

Technology

(NIST) cyber

security

frameworks to

build resilience,
focusing on

capabilities for

reducing both

the probability

and consequences

of cyber

security incidents.

We utilize

multiple tools

and
practices to monitor external developments related to

cyber security which may be relevant to the

company, such as alerts/publications
from

national

cyber

security

centres,

advice

from

security

risk

consulting

firms

and

reports

from

information

technology

and

cyber
security companies,

and assess

their implications

for Equinor

with a

focus on

external factors,

such as

the threat

actors’ presence,
capability, intent, past targeting

and anticipated

future targeting,

as well

as internal

factors such

as evidence

of attacks on

our information
systems. All relevant updates and developments are disseminated across the company through the company’s intranet and e-mails to interested internal stakeholders.

We

provide

cyber

security

awareness training

to

all

our

employees

on

an

annual

basis

which is

designed

to

provide

guidance for
identifying and avoiding cyber

security risks, and require

employees in certain roles

to complete additional

role based, specialized cyber
security trainings.

Equinor 2023 Annual Report on Form 20-F

We have

company-wide management

systems detailing

protocols and

response governance

for emergency

response and

business
continuity management. Our management systems reflect

industry good practices, internal requirements,

national laws and regulations
and ISO/IEC standards

to identify,

protect, detect, respond and

recover from cyber

security threats. The

corporate security and crisis
management unit

is responsible

for setting

strategic direction

and maintaining

the company’s

corporate framework

on crisis

and business
continuity management. We

have adopted business continuity

plans and disaster recovery

plans which are

designed with the

goal of
minimizing the consequences of cyber security incidents, and are reviewed on a regular basis. We also have a dedicated global cyber
security incident

response team,

comprised of

specially trained

personnel, that

provides assistance

and support

in dealing

with any
actual and/or potential cyber security incidents.

In addition to assessing our

own cyber security preparedness, we also

consider and evaluate cyber security

risks associated with our
use of third-party service providers. We have

integrated cyber security risk management into our procurement process whereby cyber security risks are identified

and assessed in the

early stages of negotiating

contracts and addressed accordingly based

on the nature
of services provided. Cyber security risks associated with third parties are monitored through the life cycle of the relationships.
In 2023, as in previous years, we experienced several cyber security incidents and other disruptions to our information systems. None of these

incidents and

systems disruptions,

including those

reported to

us by

our third-party

partners, had

a material

impact on

our
business, operations or financial results. See “Item 3D – Risk Factors” for additional information about digital and cyber security risks.
Cyber security Governance
Our

board of

directors oversees

the

company’s

internal control

and

overall risk

management and

assurance, and

through

its audit
committee,

reviews

and

monitors

the

effectiveness

of

the

ERM

framework,

which

has

identified

cyber

security

as

one

of

the

top
enterprise risks. The board and

audit committee discuss the

company’s ERM framework, and three-lines

of control model and learnings
from risk-adjusting actions and assurance activities on a bi-annual basis.
The board of directors’

safety, sustainability and ethics committee

(SSEC) is primarily responsible

for the oversight of

cyber security risk
management, including review

of the company’s

practices and performance

related to cyber

security, and updates the

board of directors
on any matters

of concern that

become apparent in

the exercise of

its duties. The

SSEC reviews and

assesses at least

annually the
developments, implementation, effectiveness

and practice of

the company’s cyber

security policies, programmes

and strategies, and
the

effectiveness

of

internal

controls

for

cyber

security

matters,

including

applicable

management

systems,

policies,

practices,
processes, leadership,

and culture,

and summarizes

its assessments

in an

annual report

to the

board of

directors. The

SSEC also
receives regular

briefings and

updates from

the Executive

Vice President

for Safety,

Security &

Sustainability (EVP

SSU) relating

to
material risks from cyber security threats and management of cyber security-related risks.
We use a three-line

model for risk management (including

cyber security risk) in which

employees and management work together

to
contribute to

creation and

protection of

value. As

the first

line-of-control, cyber

security risk

is managed

in the

business areas

as an
integral

part of

employee

and manager

tasks.

Technical

experts

in each

business area

are

responsible for

monitoring the

relevant
business area’s

cyber security

risks and

performance, conducting

assessments and

ensuring a

suitable and

effective

management
system that reflects the relevant business area’s business scope and context, risks and external regulatory requirements. The first line shares its experiences and findings in

a systematic way with the second

line. The responsibility for reporting material

risks from cyber
security

threats,

regularly and

systematically,

follows the

accountability

of

the

business

areas up

to

their

respective

executive

vice
presidents. The executive vice presidents of the

business areas meet with the EVP SSU

bi-annually to review top enterprise risk

from
cyber security threats.

The second

line-of-control oversees

cyber security

risks, performance

and assurance

across the

company and

provides advice

and
support to the first

line in identifying and executing

assurance activities and monitors,

supports and challenges the first

line in relation
to

performance

and

management

of

cyber

security

risks.

The EVP

SSU

leads

the

second

line-of-control for

cyber

security-related
matters and oversees

cyber security risks

across the company

and reports to

the Corporate Executive

Committee (CEC) and

the SSEC.
The Chief

Security Officer

(CSO) and

Chief Information

Security Officer

(CISO) assist

the EVP

SSU in

the day-to-day

monitoring of
cyber security risks, which are reported to

the CEC. The CEC is responsible for

reviewing and approving the strategy and resourcing

of
cyber

security

risk

management.

Our

current

EVP

SSU

holds

a

Master’s

degree

in

Cybernetics

and

Process

Automation

and

a
Bachelor’s

degree

in

Automation

from

the

Rogaland

Regional

College/University

of

Stavanger.

She

has

held

a

number

of

central
leadership positions

within operations,

projects and

technology since

she joined

Equinor in

1999, including

Chief Operating

Officer,
where she drove the company’s digital transformation.

Our third line-of-control is the corporate audit unit which performs independent audits across business areas and management roles,
including cyber security audits, and reports to the board of directors on a periodic basis.

ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item
.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 74 of this 2023 Form
20-F. The audit report of Ernst & Young

AS, an independent registered accounting firm, is included herein preceding the audited
Consolidated Financial Statements.

Equinor 2023 Annual Report on Form 20-F

ITEM 19. EXHIBITS
Exhibit no Description
Exhibit 1
Articles of Association of Equinor ASA, as amended, effective from 10 May 2023 (English Translation).
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
Exhibit 2.3
Supplemental Indenture No. 3 (incorporated by reference to Exhibit 4.1 of Equinor ASA’s Report on Form 6-K (File
No. 001-15200) filed with the Commission on 10 September 2018)
Exhibit 2.4
Form of Supplemental Indenture No. 4 (incorporated by reference to Exhibit 4.1 of Equinor ASA’s Report on Form 6-K
(File No. 001-15200) filed with the Commission on 13 November 2019)
Exhibit 2.5
Amended and Restated Agency Agreement, dated as of 11 May 2023, by and among Equinor ASA, as Issuer,
Equinor Energy AS, as Guarantor, the Bank of New York Mellon, London Branch, as Agent and the Bank of New York
Mellon SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note
Programme.
Exhibit 2.6
Deed of Covenant, dated as of 13 May 2020, of Equinor ASA in respect of a €20,000,000 Euro Medium Term Notes
Programme. (incorporated by reference to Exhibit 2.6 of Equinor ASA’s 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021)
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
Exhibit 8
List of subsidiaries
Exhibit 11
Code of Conduct
Exhibit 12.1
Rule 13a-14(a) Certification of the Chief Executive Officer
Exhibit 12.2
Rule 13a-14(a) Certification of Chief Financial Officer
Exhibit 13.1
Rule 13a-14(b) Certification of the Chief Executive Officer
1
)
Exhibit 13.2
Rule 13a-14(b) Certification of the Chief Financial Officer
1
)
Exhibit 15.1
Consent of EY AS
Exhibit 15.2
Consent of DeGolyer and MacNaughton
Exhibit 15.3
Report of DeGoyler and MacNaughton
Exhibit 15.4
Equinor 2023 Integrated Annual Report
Exhibit 15.5
Oil and gas reserves report
Exhibit 15.6
Exhibit 15.7
Exhibit 15.8
Remuneration Report
Board statement on corporate governance
Clawback policy
Exhibit 17
List of guarantor subsidiaries
Exhibit 101
Interactive Data Files (formatted in Inline XBRL

(Extensible Business Reporting Language)). Submitted

electronically
with the 2023 Form 20- F.
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

Equinor 2023 Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and
authorised the undersigned to sign this annual report on its behalf.
EQUINOR ASA
(Registrant)
By:

/s/ TORGRIM REITAN
Name:

Torgrim Reitan
Title:

Executive Vice President and Chief Financial Officer
Dated: 21 March 2024

Equinor 2023 Annual Report on Form 20-F

The reports set out below are provided in accordance with standards of the Public Company Accounting

Oversight Board (United
States). Ernst & Young AS (PCAOB ID:
1572
) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the
Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. That
report is not included in this 2023 Form 20-F, but only in the 2023 Annual report.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the

Company) as of
31 December 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash
flows for each of the three years in the period ended 31 December 2023, and the related notes (collectively referred to as the
“Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the
financial position of the Company as of 31 December 2023

and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with IFRS Accounting

Standards as issued by the International
Accounting Standards Board (IASB) and in conformity with IFRS Accounting Standards as adopted by the

European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United

States)
(PCAOB), the Company's internal control over financial reporting as of 31 December 2023, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 12 March 2024 expressed an unqualified opinion thereon.
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

Equinor 2023 Annual Report on Form 20-F

Recoverable amounts of production plants and oil and gas assets including assets under development
Description of
the Matter
As of 31 December 2023, the Company has recognised production plants and oil and gas assets, including assets under development, of USD 39,585 million and USD 13,980 million, respectively, within Property, plant and equipment. Refer to Note 14 to the Consolidated Financial Statements
for the related disclosures. As described in Note 14, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.
Auditing management’s estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.
These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. As described in Note 3 to the Consolidated Financial Statements, the effects of the initiatives to limit climate change and the potential impact of the energy transition are relevant to some of the economic assumptions in the Company’s estimation of future cash flows. Climate considerations are included directly in the impairment assessments by estimating the carbon costs in the cash flows, and indirectly as the expected effects of the climate change are included in the estimated commodity prices. As also described in Note 3, commodity price assumptions applied in value-in-use impairment testing are based on management’s best estimate, which differs from the price-set required to achieve the goals of the Paris Agreement as described in the International

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
We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also compared expected reserve volumes with internal production forecasts and external evaluations of expected reserves and we compared the historical production with management’s previous production forecasts, with the involvement of our reserves specialists.
To test price assumptions, we evaluated management’s methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the
Company’s assessment of currency exchange rates and the discount rate, by assessing the
Company’s methodologies and key assumptions used to calculate the rates and by comparing those rates with external information. We also evaluated management’s methodology to factor climate-related matters into their determination of future commodity price assumptions.
To test carbon cost assumptions, with the involvement of climate change and sustainability specialists, we evaluated management’s methodology to determine future carbon costs, including assessing the impact from climate-related matters, and compared management’s assumptions with the current legislation in place in the relevant jurisdictions and the jurisdictions’ announced pledges regarding escalation of carbon costs.
We evaluated management’s sensitivity analyses over its future commodity prices and carbon cost assumptions by taking into consideration, among other sources, the Net Zero Emissions by

2050
Scenario and Announced Pledges Scenario estimated by the International Energy Agency

(IEA).
We have also evaluated management’s disclosures related to the consequences of initiatives to limit climate change, including the effects of the Company’s climate change strategy on the

Equinor 2023 Annual Report on Form 20-F

Consolidated Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 3 and 14.
Estimation of the asset retirement obligations
Description of
the Matter
As of 31 December 2023, the Company has recognised a provision for decommissioning and removal activities of USD 12,360 million classified within Provisions and other liabilities. Refer to
Note 23 to the Consolidated Financial Statements for the related disclosures. As described in Note
23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.
Auditing management’s estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligations involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs.
Significant assumptions used in the estimate are the discount rates and the expected future costs, which include the underlying assumptions norms and rates, and time required to decommission and can vary considerably depending on the expected removal complexity.
These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. As described in Note 3 to the Consolidated Financial Statements, the effects of the initiatives to limit climate change and the potential impact of the energy transition are relevant to some of the economic assumptions in the Company’s estimation of future cash flows. The impact of the energy transition and potential restrictions by regulators, market and strategic considerations may also have an
effect on the estimated economic lifetime of the Company’s assets and projects. If the Company’s business cases for the oil and gas producing assets in the future should change materially due to
governmental initiatives to limit climate change, it could affect the timing of cessation of the assets and the asset retirement obligations (ARO).
How We
Addressed the
Matter in Our
Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This included testing controls over management’s review of assumptions described above, used in the calculation of the ARO.
To test management’s estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management’s assessment of new ARO obligations recognized in the period.
To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data. We compared discount rates to external market data. With the support of our valuation specialists, we evaluated the methodology and models used by management to estimate the ARO and performed

a
sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.
We evaluated management’s sensitivity analyses over the effect of performing removal five years earlier than currently scheduled due to potential governmental initiatives to limit climate change.
We have also evaluated management’s disclosures related to the consequences of initiatives to limit climate change, including the effects of the Company’s climate change strategy on the
Consolidated Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 3 and 23.
/s/
Ernst & Young AS
We have served as the Company’s auditor since 2019.
Stavanger, Norway
12 March 2024

Equinor 2023 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA and subsidiaries’ (the Company)

internal control over financial reporting as at 31 December 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United

States)
(PCAOB), the 2023 Consolidated Financial Statements of the Company, and our report dated 12 March 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young AS
Stavanger, Norway
12 March 2024

Equinor Annual Report on Form 20-F 2023

Consolidated financial statements of the Equinor group
CONSOLIDATED STATEMENT

OF INCOME
Full year
(in USD million) Note 2023 2022 2021
Revenues 7
106,848
149,004
88,744
Net income/(loss) from equity accounted investments 15
(1)
620
259
Other income 6
327
1,182
1,921

Total revenues and other income 7
107,174
150,806
90,924

Purchases [net of inventory variation]

(48,175)
(53,806)
(35,160)
Operating expenses

(10,582)
(9,608)
(8,598)
Selling, general and administrative expenses

(1,218)
(986)
(780)
Depreciation, amortisation and net impairment
12, 13,
14
(10,634)
(6,391)
(11,719)
Exploration expenses 13
(795)
(1,205)
(1,004)
Total operating expenses
(71,404)
(71,995)
(57,261)
Net operating income/(loss) 5
35,770
78,811
33,663
Interest income and other financial income 10
2,449
1,222
38
Interest expenses and other financial expenses 10
(1,660)
(1,379)
(1,223)
Other financial items 10
1,325
(50)
(895)
Net financial items
2,114
(207)
(2,080)

Income/(loss) before tax
37,884
78,604
31,583
Income tax 11
(25,980)
(49,861)
(23,007)
Net income/(loss)

11,904
28,744
8,576

Attributable to shareholders of the company 20
11,885
28,746
8,563
Attributable to non-controlling interests

19
(3)
14
Basic earnings per share (in USD) 20
3.93
9.06
2.64
Diluted earnings per share (in USD) 20
3.93
9.03
2.63

Equinor Annual Report on Form 20-F 2023

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Full year
(in USD million) Note 2023 2022 2021
Net income/(loss)

11,904
28,744
8,576
Actuarial gains/(losses) on defined benefit pension

plans
(276)
461
147
Income tax effect on income and expenses recognised

in OCI
1)
66
(105)
(35)
Items that will not be reclassified to the Consolidated

statement of income
22
(211)
356
111
Foreign currency translation effects
(587)
(3,609)
(1,052)
Share of OCI from equity accounted investments
(113)
424
0
Items that may subsequently be reclassified to the Consolidated statement of income
(701)
(3,186)
(1,052)
Other comprehensive income/(loss)
(911)
(2,829)
(940)
Total comprehensive income/(loss)
10,992
25,914
7,636
Attributable to the shareholders of the company
10,974
25,917
7,622
Attributable to non-controlling interests
19
(3)
14
1)
Other Comprehensive Income (OCI).

Equinor Annual Report on Form 20-F 2023

CONSOLIDATED BALANCE SHEET

At 31 December
(in USD million) Note 2023 2022
ASSETS
Property, plant and equipment 12
58,822
56,498
Intangible assets 13
5,709
5,158
Equity accounted investments 15
2,508
2,758
Deferred tax assets 11
7,936
8,732
Pension assets 22
1,260
1,219
Derivative financial instruments 28
559
691
Financial investments 16
3,441
2,733
Prepayments and financial receivables 16
1,291
2,063
Total non-current assets

81,525
79,851
Inventories 17
3,814
5,205
Trade and other receivables 1) 18
16,933
22,452
Derivative financial instruments 28
1,378
4,039
Financial investments 16
29,224
29,876
Cash and cash equivalents 2) 19
9,641
15,579

Total current assets

60,990
77,152

Assets classified as held for sale 6
1,064
1,018
Total assets

143,580
158,021
EQUITY AND LIABILITIES
Shareholders’ equity

48,490
53,988
Non-controlling interests

10
1
Total equity 20
48,500
53,989
Finance debt 21
22,230
24,141
Lease liabilities 25
2,291
2,409
Deferred tax liabilities 11
13,345
11,996
Pension liabilities 22
3,925
3,671
Provisions and other liabilities 23
15,304
15,633
Derivative financial instruments 28
1,795
2,376
Total non-current liabilities

58,890
60,226
Trade, other payables and provisions 24
11,870
13,352
Current tax payable

12,306
17,655
Finance debt 21
5,996
4,359
Lease liabilities 25
1,279
1,258
Dividends payable 20
2,649
2,808
Derivative financial instruments 28
1,619
4,106
Total current liabilities

35,719
43,539

Liabilities directly associated with the assets classified

as held for sale
6
471
268
Total liabilities

95,080
104,032
Total equity and liabilities

143,580
158,021

Equinor Annual Report on Form 20-F 2023

1)
Of which Trade receivables of USD
13,017

million in 2023 and USD
17,334

million in 2022.
2)
Includes collateral deposits of USD
1,572

million for 2023 related to certain requirements

set out by exchanges where Equinor is
participating. The corresponding figure for 2022 is

USD
6,128

million.

Equinor Annual Report on Form 20-F 2023

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from equity
accounted
investments 1)
Shareholders'
equity
Non-
controlling
interests Total equity
At 1 January 2021
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
424
53,988
1
53,989
Net income/(loss)
11,885
11,885
19
11,904
Other comprehensive income/(loss)
(211)
(587)
(113)
(911)
(911)
Total comprehensive income/(loss)
10,992
Dividends
(10,783)
(10,783)
(10,783)
Share buy-back
(42)
(3,037)
(2,606)
(5,685)
(5,685)
Other equity transactions
(3)
(3)
(10)
(13)
At 31 December 2023
1,101
0
56,521
(9,442)
310
48,490
10
48,500
1)

OCI items from equity accounted investments

that may subsequently be reclassified to the Consolidated

statement of income, are
presented as part of OCI from equity accounted

investments. OCI items that will not be reclassified

to the Consolidated statements of income
will be included in retained earnings.

Please refer to note 20 Shareholders’ equity,

capital distribution and earnings per share for more

details.

Equinor Annual Report on Form 20-F 2023

CONSOLIDATED STATEMENT

OF CASH FLOWS
Full year
(in USD million) Note 2023 2022 2021
Income/(loss) before tax
37,884
78,604
31,583
Depreciation, amortisation and net impairment 12, 13, 14
10,634
6,391
11,719
Exploration expenditures written off 13
(53)
342
171
(Gains)/losses on foreign currency transactions and

balances
(852)
(2,088)
(47)
(Gains)/losses on sale of assets and businesses 6
8
(823)
(1,519)
(Increase)/decrease in other items related to operating

activities
1)
(1,313)
468
106
(Increase)/decrease in net derivative financial instruments 28
1,041
1,062
539
Interest received
1,710
399
96
Interest paid
(1,042)
(747)
(698)
Cash flows provided by operating activities before

taxes paid and working capital items
48,016
83,608
41,950
Taxes paid
(28,276)
(43,856)
(8,588)
(Increase)/decrease in working capital
4,960
(4,616)
(4,546)
Cash flows provided by operating activities

24,701
35,136
28,816
Cash used in business combinations 6
(1,195)
147
(111)
Capital expenditures and investments 6
(10,575)
(8,758)
(8,040)
(Increase)/decrease in financial investments
443
(10,089)
(9,951)
(Increase)/decrease in derivative financial instruments
(1,266)
1,894
(1)
(Increase)/decrease in other interest-bearing items
(87)
(23)
28
Proceeds from sale of assets and businesses 6
272
966
1,864
Cash flows provided by/(used in) investing activities
(12,409)
(15,863)
(16,211)
Repayment of finance debt 21
(2,818)
(250)
(2,675)
Repayment of lease liabilities 25
(1,422)
(1,366)
(1,238)
Dividends paid 20
(10,906)
(5,380)
(1,797)
Share buy-back 20
(5,589)
(3,315)
(321)
Net current finance debt and other financing activities
2,593
(5,102)
1,195
Cash flows provided by/(used in) financing activities 21
(18,142)
(15,414)
(4,836)
Net increase/(decrease) in cash and cash equivalents
(5,850)
3,860
7,768
Foreign currency translation effects
(87)
(2,268)
(538)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
19
15,579
13,987
6,757
Cash and cash equivalents at the end of the

period (net of overdraft)
2)
19
9,641
15,579
13,987
1)
The line item mainly consists of provisions, unrealised

gains and losses and items of income

or expense for which the cash effects are
included in increase/(decrease) in working capital within

operating cash flow and investing cash flows. In

2023 the main item is related to
interest income and expense included in the line

item interest received and interest paid. In 2022

the line item includes

a fair value loss
related to inventory of USD
672

million. The amount for 2021 includes USD (
822
) million in redetermination settlement for the Agbami
field.

2)
At 31 December 2023 and 2022 cash and cash

equivalents net overdraft was
zero
. At 31 December 2021 cash and cash equivalents
included a net overdraft of USD
140

million.
Interest paid
in cash flows provided by operating activities

excludes capitalised interest of USD
468

million, USD
382

million, and USD
334
million for the years ending 31 December 2023, 2022

and 2021, respectively. Capitalised interest is included in Capital expenditures

and

Equinor Annual Report on Form 20-F 2023

investments in cash flows used in investing activities.

Total interest paid amounts to USD
1,510

million, USD
1,129

million, and USD
1,032
million for the years 2023, 2022 and 2021, respectively.

Equinor Annual Report on Form 20-F 2023

Notes to the Consolidated financial statements
Table of contents for notes to the financial statements
1 Organisation
2 Accounting policies
3 Climate change and energy transition
4 Financial risk and capital management
5 Segments
6 Acquisitions and disposals
7 Total revenues and other income
8 Salaries and personnel expenses
9 Auditor’s remuneration and Research and development expenditures
10 Financial items
11 Income taxes
12 Property, plant and equipment
13 Intangible assets
14 Impairments
15 Joint arrangements and associates
16 Financial investments and financial receivables
17 Inventories
18 Trade and other receivables
19 Cash and cash equivalents
20 Shareholders’ equity, capital distribution and earnings per share
21 Finance debt
22 Pensions
23 Provisions and other liabilities
24 Trade, other payables and provisions
25 Leases
26 Other commitments, contingent liabilities and contingent assets
27 Related parties
28 Financial instruments and fair value measurement
29 Subsequent events

Equinor Annual Report on Form 20-F 2023

1 Organisation
The Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries.
Equinor ASA

is incorporated and domiciled in
Norway

and
listed on the Oslo Børs (
Norway
) and the New York Stock Exchange (USA). The address of its registered office is
Forusbeen 50, N-
4035 Stavanger, Norway
.
Equinor’s objective is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies.

Equinor Energy AS, a
100
% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian
continental shelf, is co-obligor or guarantor for certain debt obligations of Equinor ASA.
The Consolidated financial statements of Equinor for the full year 2023 were approved for issuance by the board of directors on 12
March 2024 and is subject to approval by the annual general meeting on 14 May 2024.
2 Accounting policies
Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with IFRS
Accounting Standards as adopted by the European Union (EU) and with IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB), IFRIC® Interpretations issued by IASB and the additional requirements of the Norwegian
Accounting Act, effective on 31 December 2023.
Basis of preparation
The Consolidated financial statements are prepared on the historical cost basis with some exceptions where fair value measurement
is applied. These exceptions are specifically disclosed in the accounting policies sections in relevant notes. The material accounting
policies described in these Consolidated financial statements have been applied consistently to all periods presented.
Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. All amounts in
the Consolidated financial statements are denominated in USD millions, unless otherwise specified. The subtotals and totals in some
of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.
The line items included in Total operating expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation]

and Depreciation, amortisation and net
impairments are presented on separate lines based on their nature, while Operating expenses and Selling, general and administrative
expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc.
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
Foreign currency translation
Foreign exchange differences arising on translation of transactions, assets and liabilities to the functional currency of individual entities in Equinor are recognised in the Consolidated statement of income as foreign exchange gains or losses within Net financial
items. However, foreign exchange differences arising from the translation of estimate-based provisions are generally accounted for as part of the change in the underlying estimate.
When preparing the Consolidated financial statements, the financial statements of entities with functional currencies other than the
Group’s presentation currency USD are translated into USD, and the foreign exchange differences are recognised separately in

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
Statement of cash flows

Equinor Annual Report on Form 20-F 2023

In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss)

before tax is adjusted
for changes in inventories and operating receivables and payables, the effects of non-cash items such as depreciations, amortisations and impairments, provisions, unrealised gains and losses and undistributed profits from associates, and items of income or expense
for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments,

derivative financial
instruments, and other interest-bearing items are all presented net as part of Investing activities, either because the transactions are
financial investments and turnover is quick, the amounts are large, and the maturities are short,

or due to materiality.
--------------------------------------------------------------------------------------------------------------------------------
Accounting judgement and key sources of estimation uncertainty
The preparation of the Consolidated financial statements requires management to make accounting judgements, estimates and
assumptions.
Information about judgements

made in applying the accounting policies that have the most significant effects on the amounts
recognised in the Consolidated financial statements is described in the following notes:
Note 6 – Acquisitions and disposals
Note 7 – Total revenues and other income
Note 25 – Leases
Estimates used in the preparation of these Consolidated financial statements are prepared based on customised models.

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
Note 3 – Climate change and energy transition
Note 11 – Income taxes
Note 12 – Property, plant and equipment
Note 13 – Intangible assets
Note 14 – Impairments
Note 23 – Provisions and other liabilities
Note 26 – Other commitments, contingent liabilities and contingent assets
--------------------------------------------------------------------------------------------------------------------------------
Adoption of new IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC Interpretations
New IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC Interpretations effective and adopted by
Equinor from 1 January 2023 do not have significant impact on Equinor’s Consolidated financial statements upon adoption. This
includes among others IFRS 17 Insurance Contracts and amendments to IAS 12 International Tax Reform – Pillar Two Model Rules
(top-up tax).
IFRS Accounting Standards, amendments to IFRS Accounting Standards,

and IFRIC Interpretations issued, but not yet effective, are either not expected to materially impact Equinor's Consolidated financial statements upon adoption or are not expected to be relevant.
Equinor has not early adopted any IFRS Accounting Standard, amendments to IFRS Accounting Standards, or IFRIC

Interpretations
issued, but not yet effective.
3 Climate change and energy transition
Risks arising from climate change and the transition to a lower carbon economy
Policy, legal, regulatory,

market and technology developments related to climate change, can affect Equinor’s business plans

and
financial performance. Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor’s strategy. In its long-term planning, Equinor analyses how the global energy markets may develop, such as future changes in demand for Equinor’s products (oil, gas and power in key markets). Commodity price sensitivities

Equinor Annual Report on Form 20-F 2023

are presented in a table below, including the World Energy Outlook 2023 (WEO) scenarios presented by International Energy Agency
(IEA), and in note 14 Impairments.
Equinor assesses climate risk from two perspectives: transition risk, which relates to the financial robustness of the company’s
business model and portfolio in various decarbonisation scenarios; and physical climate risk, which relates to the exposure and
potential vulnerability of Equinor’s assets to climate-related perils in different climate change scenarios. Equinor’s net-zero strategy
and climate related ambitions are responses to the challenges and opportunities presented by the energy transition. Below is a
summary of relevant risks and risk adjusting actions:
Risks – upsides and downsides Risk adjusting actions
Transition risks
●
Stricter climate laws, regulations,

and policies as well
as adverse litigation outcomes could adversely impact
Equinor's financial results and outlook, including the
value of its assets. These might be direct impacts, or
indirect impacts through changes in consumer
behaviour or technology developments.
●
Changing demand and more cost-competitive
solutions for renewable energy and low-carbon
solutions represent both threats and opportunities for
Equinor future value creation and the value of
Equinor’s assets.
●
Multiple factors in the energy transition contribute to
uncertainty in future energy price assumptions and
changes in investor and societal sentiment can affect
Equinor’s access to capital markets and financing
costs.
●

Strong competition for assets, changing levels of
policy support, and different commercial/contractual
models may lead to diminishing returns within the
renewable and low carbon industries and hinder
Equinor ambitions. These investments may be
exposed to interest rate risk and inflation risk.
●

Equinor sees opportunities for value creation in the
energy transition both through optimisation of
Equinor’s oil and gas business and through utilising its
competitive capabilities across new areas of the
energy system. In a decarbonising world with a broad
energy mix, the expectation is that policymakers and
stakeholders will set a premium on oil and gas
produced in a responsible and increasingly carbon
efficient way.
●
Equinor monitors trends in relevant policies and
regulations and addresses regulatory and policy risk
in capital investment processes and through
enterprise risk management in the business line.

●
Equinor has developed its corporate strategy and
Energy transition plan (ETP) to demonstrate
commitment to a low carbon business transformation
that balances investor and societal expectations.
●
Equinor includes actual or default minimum carbon
pricing across investments, applies price robustness
criteria and routinely stress tests the portfolio for
different future price scenarios towards net zero.
Hurdle rates and other financial sensitivity testing are
included in decision making.
●

Equinor has presented an ambitious abatement plan
to reduce absolute emissions and emissions
intensity from its activities.

●

Equinor assesses climate-related risks related to
external technology development trends and invests
in research, innovation and technology ventures that
support positive value creation for its portfolio.
Examples of relevant technologies within Equinor’s
portfolio include carbon capture and storage (CCS),
blue/green hydrogen, battery technology, solar and
wind renewable energy, low CO
₂

intensity solutions,
improvements in methane emissions and application
of renewables in oil and gas production.
Physical
climate
risks
●

Changes in physical climate parameters could impact
Equinor 's operations, resulting in disruption to
operations, increased costs, or incidents. This could
be through extreme weather events or chronic
physical impacts such as rising sea level
accompanied by increased wave heights. As
Equinor’s renewable portfolio grows, unexpected
changes in meteorological parameters, such as
average wind speed or changes in wind patterns and
cloud cover can affect energy production as well as
factors such as maintenance and equipment lifetimes.
●
Physical climate risks are taken into account through
technical and engineering functions in design,
operations, and maintenance, with consideration of
how the external physical environment may be
changing.
●

With assistance from leading expert consultants and
climate scenario models, Equinor continues to
assess vulnerability of its assets to potential climate-
related changes in the physical environment.
However, there is uncertainty regarding the
magnitude of impact and time horizon for the
occurrence of physical impacts of climate change,
which leads to uncertainty regarding the potential
impact for Equinor.
Impact on Equinor’s financial statements
CO
₂
-cost and EU ETS carbon credits
Equinor’s oil & gas operations in Europe are part of the EU Emission Trading System (EU ETS). Equinor buys EU ETS allowances
(quotas or carbon credits) for the emissions related to its oil & gas production and processing. Currently Equinor receives a share of
free quotas according to the EU ETS regulation, according to which free quotas are to be phased out by 2035.

Equinor Annual Report on Form 20-F 2023

Accounting policies - cost of CO
₂

quotas
Purchased CO ₂

quotas under the EU Emissions Trading System (EU ETS) are reflected at cost in Operating expenses as incurred in
line with emissions. Accruals for CO
₂

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
Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid, and
expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.
Total

expensed CO
₂

cost related to emissions and purchase of CO
₂

quotas in Equinor related to activities resulting in GHG emissions
(Equinor’s share of the operating licences in addition to land-based facilities)

amounted to USD
486

million in 2023, USD
510

million
in 2022 and USD
428

million in 2021. A large portion of the cost of CO
₂

is related to the purchase of EU ETS quotas. The table below shows, on a 100% operated basis, an analysis of number of quotas utilised and the related monetary amounts recognised in financial
statements by Equinor’s operated licences and land-based facilities subject to the requirements under EU ETS. Allocated free quotas
consist of actual free quotas received in ETS during the year. The closing balance for the number of quotas consists mainly of purchased quotas for current year and remaining quotas after the settlement of current and previous year(s), including free quotas.
The closing balance in USD consists mainly of the value of the remaining quotas after the preliminary allocation of the current year
quotas.

Number of EU ETS quotas in
thousands
in USD million
2023 2022 2023 2022
Opening balance at 1 January
10,782
11,026
20
59
Allocated free quotas
356
3,697
Purchased quotas on the ETS market
7,822
5,985
708
509
Sold quotas on the ETS market
0
0
Returned excess free quotas
(544)
0
Settled quotas (offset against emissions)
(9,840)
(9,926)
(635)
(548)
Closing balance at 31 December
8,576
10,782
93
20

All numbers in the table are presented gross (100%) for Equinor operated licenses and include both

EU ETS and UK ETS quotas.
Investments in renewables and low carbon solutions
Equinor’s ambition is to build a focused, carbon efficient oil and gas portfolio complemented with renewable and low-carbon solutions
to create long-term value while supplying reliable energy with progressively lower emissions. 2023 saw a significant increase in the
power generated from Equinor’s renewable portfolio as well as substantial additions to the portfolio pipelines in renewables. However, due to inflation and supply chain constraints, Equinor recognised an impairment in the

Renewables segment on the US North East
Coast offshore wind projects, see note 14 Impairments for more details.
Equinor’s investments in renewables are included as Additions to PP&E, intangibles and equity accounted investments in the REN-
segment in note 5 Segments. See table below for details. Over the course of 2023, the acquisition of BeGreen, a commercial-scale
offshore wind lease in California, Rio Energy in Brazil and investments related to projects in the

US and the UK contributed to the
significant increase in the book value compared to the prior year. See note 6 Acquisitions and disposals for more details.

(in USD million) 2023 2022
Offshore, REN
880
146
Onshore, REN
1,127
152
Total Additions to PP&E, intangibles and equity accounted investments - REN
2,007
298
Low carbon solutions (within MMP)
179
36
Total Additions to PP&E, intangibles and equity accounted investments - REN

and
LCS

2,186
334

Equinor Annual Report on Form 20-F 2023

Equinor is making significant steps to industrialise CCS and is already involved in the Northern

Lights project in Norway providing CO
₂
transport and storage solutions (in partnership with Shell and TotalEnergies). Equinor is also pursuing CCS projects in other regions that have the necessary frame conditions for low carbon solutions. The acquisition of a
25
% stake in Bayou Bend, positions Equinor to
be one of the largest US carbon capture and storage projects located along the Gulf Coast in Southeast

Texas. Acquisition
investments and capital contributions in these projects amounted to USD
179

million in 2023 (USD
36

million in 2022).
Investments in electrification of oil and gas assets
During 2023, Equinor invested around USD
200

million in electrification (around USD
250

million in 2022). Equinor’s abatement
projects primarily include full and partly electrification of offshore assets in Norway at key fields and plants, including the Troll,
Oseberg, Sleipner, Njord and the Hammerfest LNG plant, mainly by power from shore. Emissions abatement milestones in 2023 included the start-up of the Hywind Tampen offshore wind supplying carbon-free power to the Gullfaks A field and the electrification of the Gina Krog field with power from shore.
Research and development activities (R&D)
Equinor is involved in several R&D projects aimed at optimizing oil and gas activities, reducing emissions, and developing new
business opportunities in renewables and low carbon solutions. Equinor’s total R&D activities are presented in note 9 Auditor’s
remuneration and Research and development expenditures (expensed R&D) and in note 12 Property, Plant & Equipment (capitalised
R&D).
Effects on estimation uncertainty
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of Equinor’s
economic assumptions and future cash flow estimations. The resulting effects and Equinor's exposure to them are sources of
uncertainty. Estimating global energy demand and commodity prices towards 2050 is challenging due to various complex factors, including technology change, taxation and production limits, which may change over time. This could lead to significant changes in
accounting estimates, such as useful life (depreciation period and timing of asset retirement obligations), value-in-use (impairment
assessments), and deferred tax assets (see note 11 Income taxes for expected utilisation period of tax losses carried forward and recognised as deferred tax assets).
Commodity prices
Equinor’s commodity price assumptions applied in value-in-use impairment testing are based on management’s best estimate of
future market trends. This price-set is currently not equal to the price-set in accordance with achieving net zero emissions by 2050 as
outlined in the WEO Net Zero Emissions by 2050 scenario. Changes in how the world acts with regards to achieving the goals in the
Paris agreement could have a negative impact on the valuation of Equinor’s assets. Calculated possible impairments of upstream
production assets and certain intangible assets using assumed prices for two scenarios estimated by the International Energy Agency
(IEA) are provided in the sensitivity table below. These illustrative impairment sensitivity calculations are based on a simplified model with limitations as described in note 14 Impairments. A linear bridging was applied between current prices and the first price point in
the price sets disclosed in both scenarios. USD
2

per bbl of transportation cost was added to the Brent-prices in the scenarios for comparability with management’s current best estimate. The IEA scenarios primarily stress oil and gas prices, not reflecting the
potential impact on Equinor’s renewable and low carbon projects or trading and refinery margins.

Furthermore, the MMP and REN
segments represent only around
12
% of Equinor’s total book value of non-current segment assets and equity accounted investments,
as disclosed in note 5 Segments.
Cost of CO
2
The EU ETS price has increased significantly from
25

EUR/tonne in 2020 to an average cost of EU ETS allowances of
86

EUR/tonne
in 2023 (
81

EUR/tonne in 2022). In its commodity price assumptions Equinor projects the price to remain high, in the region of
80
EUR/tonne for the next couple of years in real 2023 terms. In 2040 the price expected to increase to around
130

EUR/tonne (
109
EUR/tonne projected in 2022), thereafter increasing to around
150

EUR/tonne in 2050 (
135

EUR/tonne project in 2022) in real 2023
terms. As such, Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical
range than today, and a global tax on CO
₂

emissions will have a negative impact on the valuation of Equinor’s oil and gas assets.
Currently, Equinor pays CO ₂

fees in Norway, the UK, Germany, Canada and Nigeria. Norway’s Climate Action Plan for the period
2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO
₂

tax (the total of EU ETS + Norwegian CO
₂

tax) in
Norway to
2,000

NOK/ tonne (real 2020) in 2030 is used for impairment calculations of Norwegian upstream assets.
Equinor’s responses to this risk include evaluation of carbon intensity on both project and portfolio level in investment and divestment decisions. Equinor currently uses an internal cost of carbon, set at
82

USD/tonne in 2025 and increasing to
115

USD/ tonne by 2030
and staying flat thereafter (in countries with higher carbon costs, country specific cost expectations are used). This cost-scenario is
uncertain but serves as a placeholder for possible future CO
₂

pricing systems, making sure the assets are financially robust.
Climate-related considerations are included directly in the impairment calculations by estimating the CO
₂

taxes in the cash flows, and
indirectly through estimated commodity prices related to supply and demand. The CO
₂

prices also have effect on the estimated
production profiles and economic cut-off of the projects. To reflect that carbon will have a cost for all Equinor’s assets, the current best

Equinor Annual Report on Form 20-F 2023

estimate of CO
2

prices is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where
Equinor has not established specific estimates.
Sensitivity table
The table below presents some relevant prices and variables compared to management’s best estimate, and an illustrative potential
impairment effect given these scenarios. The scenario price-sets were retrieved from IEA’s report, World Energy Outlook 2023. Prices were adjusted for inflation and presented in Real 2023. See section Profitable portfolio in Chapter

2.2. in the Integrated annual report
for more details about the scenarios:

Management's price assumptions 1)
Net Zero Emissions (NZE) by 2050
Scenario 4)
Announced Pledges Scenario (APS) 5)
Brent blend, 2030
78
USD/bbl
46
USD/bbl
79
USD/bbl
Brent blend, 2040
73
USD/bbl
37
USD/bbl
72
USD/bbl
Brent blend, 2050
68
USD/bbl
28
USD/bbl
65
USD/bbl
TTF, 2030
9.1
USD/MMBtu
4.5
USD/MMBtu
6.8
USD/MMBtu
TTF, 2040
9.5
USD/MMBtu
4.4
USD/MMBtu
6.2
USD/MMBtu
TTF, 2050
9.5
USD/MMBtu
4.3
USD/MMBtu
5.6
USD/MMBtu
EU ETS 2), 3) , 2030
123
USD/tCO
2
146
USD/tCO
2
141
USD/tCO
2
EU ETS 2), 3) , 2040
150
USD/tCO
2
214
USD/tCO
2
182
USD/tCO
2
EU ETS 2), 3) , 2050
176
USD/tCO
2
261
USD/tCO
2
208
USD/tCO
2
Illustrative potential impairment (USD) ~
10.0
billion ~
3.0
billion
1)

Management’s future commodity price assumptions

applied when estimating value in use, see note

14 Impairments.
2)

Scenarios: Price of CO
2

quotas in advanced economies with net zero pledges,

not including any other CO
2

taxes.
3)

EU ETS price assumptions have been translated from EUR

to USD using Equinor’s assumptions for currency rates, EUR/USD

=
1,176
.
4)

A scenario where all national energy and climate targets

made by governments are met on time and in full. Using

this scenario, the world is expected to
reach a 1.7ºC increase in the year 2100.
5)

A scenario where the world moves on a potential path towards limiting global warming to 1.5 °C relative to pre-industrial levels.
Compared to last year’s results, the illustrative potential impairments associated with the APS scenario have increased from less than
USD
0.5

billion to around USD
3

billion. Similarly, the NZE scenario has increased to around USD
10

billion, compared to around USD
4 billion last year. This is significantly impacted by the linear bridging between the current commodity prices and the first price point for
the WEO scenarios, consistent with previous year’s methodology, but with lower current prices this year.
An increase in systematic climate risk may result in a higher discount rate applied for impairment testing purposes. Please see note 14
Impairments for further information on discount rate sensitivity.
Robustness of Equinor’s portfolio, and risk of stranded assets
The transition to renewable energy, technological development, and the expected reduction in global demand for carbon-based energy, may impact the future profitability of certain upstream oil and gas assets. Equinor uses scenario analysis to outline different possible energy futures, some of which imply lower oil and natural gas prices and higher CO
2

tax. If this materialises, it can lead to a
decrease in the cash flow from oil and gas, and potentially reduce the economic lifetime of some assets. Equinor seeks to mitigate this
risk by improving the resilience of the existing upstream portfolio, maximising the efficiency of the infrastructure on the

NCS and
optimising the high-quality international portfolio. The project portfolio is robust to low oil and gas prices and actions are in place to
maintain cost discipline across the company. Equinor will continue to add high value barrels to the portfolio through exploration and increased recovery, with the expectation to maintain strong oil and gas cash flow from operations until 2035. Equinor aims to maintain significant capex flexibility in the current portfolio, with only sanctioned projects being committed representing less than
50
% of the
yearly organic capex from 2025. This is expected to allow Equinor to optimise and re-prioritise non-sanctioned projects to ensure
continued generation of high value through cycles. Equinor will continuously assess the current and future exposure of its portfolio and
take preventative measures to manage physical climate risks.
Based on the current production profiles, approximately
65
% of Equinor’s proved oil and gas reserves, as defined by the SEC, are expected to be produced in the period 2024-2030 and more than
99
% in the period 2024-2050. This indicates a lower risk of early cessation of production and can provide flexibility in adapting to the changing market conditions or a shift in global energy demand.
Equinor aims to continue to selectively explore for new resources with a focus on mature areas with existing infrastructure to minimise emissions and maximise value. During the transition, Equinor anticipates allocating a reducing share of its gross capex to oil and gas in the coming years and the volume of production is likely to decrease over time. Reaching Equinor’s net
50
% reduction ambition for operated scope 1 and 2 emissions will require a company-wide, coordinated effort to execute and mature the abatement projects, improve energy efficiency, develop new technologies, and strengthen the resilience of the portfolio. Equinor aims to achieve a
20
% reduction in net carbon intensity by 2030 and a
40
% reduction by 2035, including

Equinor Annual Report on Form 20-F 2023

scope 3 emissions. The combination of increased renewables and decarbonised energy, the scale up of low carbon solutions such as CCS and optimisation of the oil and gas portfolio provides confidence that Equinor can meet its medium-term ambitions. As such, Equinor’s ambition to become a net-zero company by 2050 have currently not resulted in the identification of additional assets being triggered for impairment or earlier cessation.
Any future exploration may be restricted by regulations, market, and strategic considerations. Provided that the economic assumptions
would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialise,

assets at risk are mainly
comprised of the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total
carrying value of USD
3,205

million in 2023 (USD
3,634

million in 2022). See note 13 Intangible assets for more information regarding
Equinor’s intangible assets.
Timing of Asset Retirement Obligations (ARO)
As mentioned above, there are currently no assets triggered for earlier cessation as a result of Equinor’s ambition to become a net-
zero company by 2050. However, if the business cases of Equinor’s producing oil and gas assets should change materially, this could affect the timing of cessation of the assets. A shorter production period will increase the carrying value of the liability. To illustrate, performing removal five years earlier than currently scheduled would increase the liability by around USD
1.2

billion before tax (around
USD
1

billion in 2022). See note 23 Provisions and other liabilities for more information regarding

Equinor’s ARO, including expected
timing of cash outflows of recognised asset retirement obligations. The most significant cash outflows are expected within the year
2043.
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
The corporate risk committee, which is an advisory body in Enterprise Risk Management,

is responsible for Equinor’s Enterprise Risk
Management and for proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor’s financial
risk policies.
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
The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter-
Continental Exchange (ICE), the CME group, the OTC Brent market, and crude and refined products swap markets.

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
sheet.
Price risk sensitivities at the end of 2023 and 2022 at
30
% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging
relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Equinor Annual Report on Form 20-F 2023

Commodity price sensitivity At 31 December
2023 2022
(in USD million) - 30% + 30% - 30% + 30%
Crude oil and refined products net gains/(losses)
442
(442)
666
(666)
Natural gas, electricity and CO2 net gains/(losses)
86
(52)
(3)
140

Currency risk
Equinor’s cash flows from operating activities deriving predominantly from oil and gas sales, operating expenses and capital
expenditures are mainly in USD, but taxes, dividends to shareholders on the Oslo Børs and a share of our operating expenses and
capital expenditures are in NOK. Accordingly, Equinor’s currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Equinor regularly purchases NOK, primarily spot,

but also on a forward basis using conventional
derivative instruments.
The following currency risk sensitivity for financial instruments has been calculated, by assuming

a
11
% reasonable possible change
in the most relevant foreign currency exchange rates that impact Equinor’s financial accounts, based on balances at 31 December
2023. As of 31 December 2022, a change of
12
% in the most relevant foreign currency exchange rates was viewed as a reasonable
possible change. With reference to the table below, a negative figure represents a negative equity impact / loss, while a positive figure represents a positive equity impact / gain.

Currency risk sensitivity At 31 December 2023
(in USD million) NOK EUR GBP
Impact from an 11% strengthening of given currency vs USD on:
Shareholders equity through OCI
1,519
406
903
Shareholders equity through P&L
(413)
(418)
(92)
Impact from an 11% weakening of given currency vs USD on:
Shareholders equity through OCI
(1,519)
(406)
(903)
Shareholders equity through P&L
413
418
92
Currency risk sensitivity At 31 December 2022
(in USD million) NOK EUR GBP
Impact from a 12% strengthening of given currency vs

USD on:
Shareholders equity through OCI
3,552
837
750
Shareholders equity through P&L
(889)
(259)
(389)
Impact from a 12% weakening of given currency

vs USD on:
Shareholders equity through OCI
(3,552)
(837)
(750)
Shareholders equity through P&L
889
259
389

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
The following interest rate risk sensitivity has been calculated by assuming a change of
1.3

percentage points as a reasonable
possible change in interest rates at the end of 2023. In 2022, a change of
1.2

percentage points in interest rates was viewed as a
reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the
Consolidated statement of income, while an increase in interest rates will have an estimated negative impact on net financial items in
the Consolidated statement of income.

Interest risk sensitivity At 31 December
2023
2022

Equinor Annual Report on Form 20-F 2023

(in USD million)

- 1.3 percentage
points
+ 1.3 percentage
points

- 1.2 percentage
points
+ 1.2 percentage
points
Positive/(negative) impact on net financial items
336
(333)
369
(366)

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
The following equity price risk sensitivity has been calculated, by assuming a
35
% reasonable possible change in equity prices that
impact Equinor’s financial accounts, based on balances at 31 December 2023. At 31 December

2022, a change of
35
% in equity
prices was equally viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in
equity prices would impact the Consolidated statement of income.

Equity price sensitivity At 31 December
2023
2022
(in USD million) - 35% + 35% - 35% + 35%
Net gains/(losses)
(552)
552
(450)
450
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
6.0

billion, supported by
19

core banks,
maturing in 2026
. The facility supports secure access to
funding, supported by the best available short-term rating. As at 31 December 2023 the facility has not been drawn upon.
The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor’s financial liabilities.

At 31 December
2023 2022
(in USD million)
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Non-derivative financial
liabilities
Lease
liabilities
Derivative
financial
liabilities
Year 1
20,209
1,369
857
20,172
1,325
1,065
Year 2 and 3
6,035
1,434
636
6,292
1,421
752
Year 4 and 5

5,601
496
404
5,785
504
486
Year 6 to 10
6,846
405
1,016
8,749
465
1,202
After 10 years
10,751
72
340
11,204
120
706
Total specified
49,442
3,776
3,253
52,202
3,835
4,211
Credit risk

Equinor Annual Report on Form 20-F 2023

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
Prior to entering into transactions with new counterparties, Equinor’s credit policy requires all counterparties where Equinor has material credit exposure to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor’s assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business information. All counterparties are re-assessed regularly.
Equinor has

pre-defined limits

for the

absolute credit

risk level

allowed at

any given

time on

Equinor’s portfolio

as well

as maximum
credit

exposures

for

individual counterparties.

Equinor

monitors

the

portfolio

on

a

regular

basis

and

individual,

material

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
At 31 December 2023
Investment grade, rated A or above
193
5,857
305
565
Other investment grade
8
5,132
7
565
Non-investment grade or not rated
140
5,204
247
248
Total financial assets
341
16,193
559
1,378
At 31 December 2022
Investment grade, rated A or above
1,633
6,125
390
1,715
Other investment grade
12
8,725
41
1,393
Non-investment grade or not rated
14
6,761
259
931
Total financial assets
1,659
21,611
690
4,039
For more information about Trade and other receivables, see note 18 Trade and other receivables.
The table below presents the amounts offset under the terms of various offsetting agreements for financial assets and liabilities. These agreements are mainly entered into to manage the credit risks associated with over-the-counter commodity trading as well as regular commodity purchases and sales and enable Equinor and their counterparties to set off financial liabilities against financial assets in the ordinary course of business as well as in case of default. In addition, exchange-traded commodity derivatives are offset towards collateral receipts/payments as a result of day-to-day cash settlements based on change in fair value of open derivative positions. Amounts not qualifying for offsetting consists of collateral receipts or payments which usually is settled on a gross basis. Normally these amounts will offset in a potential default situation. There exist no restrictions on collaterals received.

Equinor Annual Report on Form 20-F 2023

(in USD million)
Gross amounts of
recognised
financial assets/
liabilities
Gross amounts
offset in the
balance sheet
Net amounts
presented in the
balance sheet
Amounts of
remaining rights
to set-off not
qualifying for
offsetting Net amount
At 31 December 2023
Financial assets
Trade receivables
17,139
3,133
14,006
0
14,006
Collateral receivables
8,713
6,526
2,186
2,186
0
Derivative financial instruments
12,767
10,829
1,937
677
1,260
Total financial assets
38,619
20,488
18,129
2,863
15,266
Financial liabilities
Trade payables
14,184
3,133
11,051
0
11,051
Collateral liabilities
7,791
7,333
458
458
0
Derivative financial instruments
13,437
10,023
3,414
2,405
1,009
Total financial liabilities
35,412
20,488
14,923
2,863
12,060
(in USD million)
Gross amounts of
recognised
financial assets/
liabilities
Gross amounts
offset in the
balance sheet
Net amounts
presented in the
balance sheet
Amounts of
remaining rights
to set-off not
qualifying for
offsetting Net amount
At 31 December 2022
Financial assets
Trade receivables
25,607
7,464
18,143
0
18,143
Collateral receivables
16,923
13,455
3,468
3,468
0
Derivative financial instruments
28,535
23,806
4,730
1,708
3,022
0
Total financial assets
71,065
44,725
26,341
5,176
21,164
Financial liabilities
Trade payables
19,913
7,464
12,449
0
12,449
Collateral liabilities
13,936
12,365
1,571
1,571
0
Derivative financial instruments
31,377
24,895
6,482
3,605
2,877
Total financial liabilities
65,226
44,725
20,502
5,176
15,326
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

(ND2) to Capital employed adjusted
(CE2)”.

At 31 December
(in USD million) 2023 2022
Net interest-bearing debt adjusted, including lease

liabilities (ND1)
(5,040)
(6,750)
Net interest-bearing debt adjusted (ND2)
(8,610)
(10,417)

Equinor Annual Report on Form 20-F 2023

Capital employed adjusted, including lease liabilities

(CE1)
43,460
47,239
Capital employed adjusted (CE2)
39,890
43,571
Net debt to capital employed adjusted, including

lease liabilities (ND1/CE1)
(11.6%)
(14.3%)
Net debt to capital employed adjusted (ND2/CE2)
(21.6%)
(23.9%)
ND1 is defined as Equinor's interest-bearing financial liabilities less cash and cash equivalents and current financial investments,
adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD
2,030

million and USD
6,538

million for 2023 and 2022, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1.
ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD
3,570

million and USD
3,668

million for 2023 and 2022,
respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.
5 Segments
Accounting policies
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P

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
storage solutions, and solar power.
Segment information for the years ended 31 December 2023, 2022, and 2021 are presented below. For revenues per geographical area, please see note 7 Total revenues and other income. For further information on the following items affecting the segments, please refer to the related notes: note 6 Acquisitions and disposals, note 14 Impairments, and note 26 Other commitments,

contingent
liabilities, and contingent assets.

Equinor Annual Report on Form 20-F 2023

2023
E&P
Norway

E&P
International E&P USA MMP REN Other
Eliminations

Total group (in USD million)
Revenues third party
230
993
277
105,242
20
85
0
106,848
Revenues and other income inter-segment
37,999
6,009
4,009
633
12
33
(48,695)
0
Net income/(loss) from equity accounted
investments
0
28
0
12
(33)
(8)
0
(1)
Other income
111
1
32
23
18
142
0
327
Total revenues and other income

38,340
7,032
4,319
105,908
17
253
(48,695)
107,174
Purchases [net of inventory variation]
0
(70)
0
(95,769)
0
(1)
47,665
(48,175)
Operating, selling, general and
administrative expenses
(3,759)
(2,176)
(1,178)
(4,916)
(462)
(201)
893
(11,800)
Depreciation and amortisation
(4,429)
(2,123)
(1,779)
(897)
(12)
(133)
0
(9,373)
Net impairment (losses)/reversals
(588)
(310)
290
(343)
(300)
(10)
0
(1,260)
Exploration expenses
(476)
(20)
(299)
0
0
0
0
(795)
Total operating expenses
(9,253)
(4,700)
(2,966)
(101,925)
(774)
(345)
48,558
(71,404)
Net operating income/(loss)
29,087
2,332
1,353
3,984
(757)
(92)
(137)
35,770
Additions to PP&E, intangibles and equity
accounted investments
5,939
4,376
1,206
844
2,007
128
0
14,500
Balance sheet information
Equity accounted investments

3
0
0
783
1,665
57
0
2,508
Non-current segment assets

28,915
17,977
11,049
3,997
1,575
1,018
0
64,530
Non-current assets not allocated to
segments

14,487
Total non-current assets

81,525
Assets classified as held for sale
0
1,064
0
0
0
0
0
1,064

Equinor Annual Report on Form 20-F 2023

2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total group (in USD million)
Revenues third party
304
1,099
305
147,164
16
115
0
149,004
Revenues and other income inter-segment
74,631
6,124
5,217
527
0
55
(86,554)
0
Net income/(loss) from equity accounted
investments
0
172
0
406
58
(16)
0
620
Other income
994
35
0
9
111
33
0
1,182
Total revenues and other income

75,930
7,431
5,523
148,105
185
187
(86,554)
150,806
Purchases [net of inventory variation]
0
(116)
0
(139,916)
0
0
86,227
(53,806)
Operating, selling, general and
administrative expenses
(3,782)
(1,698)
(938)
(4,591)
(265)
(223)
904
(10,593)
Depreciation and amortisation
(4,986)
(1,445)
(1,422)
(881)
(4)
(142)
0
(8,878)
Net impairment (losses)/reversals
819
(286)
1,060
895
0
0
0
2,487
Exploration expenses
(366)
(638)
(201)
0
0
0
0
(1,205)
Total operating expenses
(8,315)
(4,183)
(1,501)
(144,493)
(269)
(365)
87,130
(71,995)
Net operating income/(loss)
67,614
3,248
4,022
3,612
(84)
(178)
577
78,811
Additions to PP&E, intangibles and equity
accounted investments
4,922
2,623
764
1,212
298
176
0
9,994
Balance sheet information
Equity accounted investments

3
550
0
688
1,452
65
0
2,758
Non-current segment assets

28,510
15,868
11,311
4,619
316
1,031
0
61,656
Non-current assets not allocated to
segments

15,437
Total non-current assets

79,851
Assets classified as held for sale
0
1,018
0
0
0
0
0
1,018

Equinor Annual Report on Form 20-F 2023

2021
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total group (in USD million)
Revenues third party
261
1,115
377
86,883
8
99
0
88,744
Revenues and other income inter-segment
38,972
4,230
3,771
321
0
41
(47,335)
0
Net income/(loss) from equity accounted
investments
0
214
0
22
16
7
0
259
Other income
154
5
0
168
1,386
208
0
1,921
Total revenues and other income
39,386
5,565
4,149
87,393
1,411
355
(47,335)
90,924
Purchases [net of inventory variation]
0
(58)
0
(80,873)
0
(1)
45,772
(35,160)
Operating, selling, general and
administrative expenses
(3,653)
(1,405)
(1,074)
(3,753)
(163)
(432)
1,102
(9,378)
Depreciation and amortisation
(6,002)
(1,734)
(1,665)
(869)
(3)
(158)
0
(10,432)
Net impairment (losses)/reversals
1,102
(1,587)
(69)
(735)
0
2
0
(1,287)
Exploration expenses
(363)
(451)
(190)
0
0
0
0
(1,004)
Total operating expenses
(8,915)
(5,237)
(2,998)
(86,230)
(166)
(590)
46,873
(57,261)
Net operating income/(loss)
30,471
329
1,150
1,163
1,245
(234)
(461)
33,663
Additions to PP&E, intangibles and equity
accounted investments
4,943
1,834
690
517
457
64
0
8,506
Balance sheet information
Equity accounted investments
3
1,417
0
113
1,108
45
0
2,686
Non-current segment assets
36,502
15,422
11,406
4,006
157
1,032
0
68,527
Non-current assets not allocated to
segments
13,406
Total non-current assets
84,618
Assets classified as held for sale
0
676
0
0
0
0
0
676

Equinor Annual Report on Form 20-F 2023

Non-current assets by country
At 31 December
(in USD million)
2023 2022
Norway
32,977
33,242
USA
12,587
12,343
Brazil
10,871
9,400
UK
5,535
3,688
Canada
1,157
1,171
Angola
1,103
895
Denmark
973
497
Argentina
648
615
Algeria
474
622
Poland
447
270
Other
265
1,672
Total non-current assets 1)
67,038
64,414
1)
Excluding deferred tax assets, pension assets and

non-current financial assets.

Non-current assets are attributed to country of
operations.

Equinor Annual Report on Form 20-F 2023

6 Acquisitions and disposals
Accounting policies
Business combinations and divestments
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition
method when control is transferred to the group. The purchase price includes total consideration paid to acquire the entity’s assets
and liabilities, as well as contingent consideration at fair value. The acquired identifiable assets, liabilities and contingent liabilities are
measured at fair value at the date of the acquisition. Acquisition costs incurred are expensed under

Selling, general and administrative
expenses. Changes in the fair value of contingent consideration resulting from events after the acquisition date are recognised in the
Consolidated statement of income under Other income.
Equinor recognises a gain or loss on disposal of a subsidiary when control is lost. Any interest retained in the former subsidiary is
measured at fair value at the time of loss of control. However, when partially divesting subsidiaries that do not constitute a business, and where the retained investment in the former subsidiary is an associate or a jointly controlled investment, Equinor recognises the
gain or loss only on the divested part within Other income or Operating expenses,

respectively. The interest retained in the former
subsidiary is initially not remeasured, and subsequently accounted for using the equity method.
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

Accounting judgement regarding acquisitions
Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-
case basis. Acquisitions are assessed to establish whether the transaction represents a business combination or an asset purchase,
and the conclusion may materially affect the financial statements both in the transaction period and subsequent periods. Similar
assessments are performed upon the acquisition of an interest in a joint operation. Depending on the specific facts, acquisitions of oil
and gas exploration and evaluation licences for which a development decision has not yet been made have largely been concluded to
represent asset purchases, while purchases of producing assets have largely been concluded to represent business acquisitions.

Accounting judgement regarding partial divestments
The policy regarding partial divestments of subsidiaries is based on careful consideration of the requirements and scope of IFRS 10
Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. The assessment requires judgement to be applied on a case-by-case basis, considering the substance of the transactions. In evaluating the IFRS Accounting Standards’
requirements, Equinor acknowledges pending considerations related to several relevant and similar issues which have been
postponed by the IASB in anticipation of concurrent consideration at a later date. Where assets are transferred into separate legal
entities concurrently with a portion of the entities’ shares being sold to a third party, thereby resulting in Equinor’s loss of control of
those asset-owning subsidiaries, and where investments in joint ventures are established simultaneously, Equinor has concluded to recognise the gain only on the divested portion.
----------------------------------------------------------------------------------------------------------------------------------------
2023
Acquisitions
Acquisition of Rio Energy
On 3 November 2023,

Equinor closed a transaction with

Denham Capital to acquire
100
% of the shares

in Horus Investimentos S.A.,
the

parent

company

of

Rio

Energy

Participações

S.A.,

a

leading

onshore

renewables

company

in

Brazil.

The

cash

consideration
amounted to USD
82

million in addition to USD
268

million in capital contribution to

settle Rio Energy’s external financing. The

acquired
portfolio includes a producing onshore wind

farm in the north-eastern state of Bahia,

a pre-construction solar photovoltaic (PV) portfolio
and a pipeline of

1.2 GW of onshore

wind and solar projects.

This transaction resulted in an

increase in Equinor’s property,

plant and
equipment

of

USD
350

million.

The

transaction has

been

accounted

for

as

a

business

combination

within

the

REN

segment.

The
purchase price and the purchase price allocation are preliminary.

Equinor Annual Report on Form 20-F 2023

Acquisition of Suncor Energy UK Limited
On 30 June 2023, Equinor closed

a transaction with Suncor Energy UK

Holdings Ltd to acquire
100
% of the shares in Suncor

Energy
UK Limited for a total

consideration of USD
847

million after customary adjustments

for working capital. The

transaction includes a non-
operated interest in the producing Buzzard oil field

(
29.89
%) and an additional interest in the operated

Rosebank development (
40
%).
The transaction has

been accounted for

within the E&P

International segment as

a business combination,

resulting in an

increase in
Equinor’s

property,

plant

and

equipment

of

USD
1,490

million

and

deferred

tax

liabilities

of

USD
672

million.

The

purchase

price
allocation remains preliminary.
Acquisition of BeGreen
On 26 January 2023, Equinor closed a

transaction with the Bregentved Group and members of

the executive board of BeGreen Solar
Aps to acquire
100
% of the shares

in the Danish solar

developer BeGreen Solar Aps.

The cash consideration amounted

to USD
252
million (EUR
235

million), in addition to a consideration

contingent on the successful delivery of

future solar projects above an agreed
megawatt

threshold.

The

transaction

has

been

accounted

for

within

the

REN

segment

as

a

business

combination,

resulting

in

an
increase of Equinor’s intangible assets of USD
423

million.
Disposals
Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor’s non-operated equity position
in the

Corrib gas

project in

Ireland, covering
100
% of

the shares

in Equinor

Energy Ireland

Limited (EEIL).

Prior to

closing, Equinor
received an

extraordinary dividend

of USD
371

million from

EEIL. Total

consideration amounted

to USD
362

million, including

cash
settlement

of

contingent

consideration.

A

loss

of

USD
258

million

has

been

recognised

within

the

E&P

International

segment

and
presented in the line item Operating expenses in the Consolidated statement of income.
Held for sale
Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with the

State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a
7.27
% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the

Azerbaijan

sector

of

the

Caspian

Sea,
8.71
%

interest

in

the

Baku-Tbilisi-Ceyhan

(BTC)

pipeline

and
50
%

in

the

Karabagh

oil
field. Closing is expected during 2024 subject to regulatory and contractual approvals. The assets have been classified as

held for sale
resulting in a

USD
310

million impairment within the

E&P International segment, presented

in the line

item Depreciation, amortisation
and net impairments in the Consolidated statement of income.
2022
Acquisitions
Acquisition of Triton Power
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
Acquisition of Statfjord
On 31 May 2022, Equinor

closed a transaction to

acquire all of Spirit Energy’s

ownership interests in production

licences in the Statfjord
area which covers the

Norwegian and UK Continental Shelves ranging

from
11.56
% to
48.78
%. All licences are operated by

Equinor.
The cash consideration received was

USD
168

million. The assets and liabilities

acquired have been reflected in

accordance with the
principles in IFRS

3 Business Combinations.

The transaction is

reflected in the

E&P Norway and

E&P International segments.

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

consideration at

closing
amounted to

USD
293

million. Equinor

retained a
51
% ownership

share in

Martin Linge

and continues

as operator

of the

field. The

Equinor Annual Report on Form 20-F 2023

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

Equinor Annual Report on Form 20-F 2023

7 Total

revenues and other income

Accounting policies
Revenue recognition
Equinor presents Revenue from contracts with customers and Other revenue as a single caption,

Revenues, in the Consolidated
statement of income.
Revenue from contracts with customers
Revenue from the sale of crude oil, natural gas, petroleum products, power and other merchandise is recognised when a customer
obtains control of those products, which for tangible products normally is when title passes at point of delivery, based on the
contractual terms of the agreements. Each such sale normally represents a single performance obligation.

In the case of natural gas
as well as power, which is delivered on a continuous basis through pipelines and grid, sales are completed over time in line with the delivery of the actual physical quantities.
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
Certain long-term LNG and natural gas sales contracts include clauses which entail price reviews at regular intervals at the discretion
of either party. Where updated prices have not yet been agreed upon for volumes already delivered, it is necessary to estimate the amount of variable consideration Equinor expects to be entitled to for these volumes. In the frequently volatile markets, there is a
degree of estimation uncertainty and reasoned judgement in establishing the expected variable consideration.
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

Norwegian continental shelf (NCS). The
Norwegian State's participation in petroleum activities is organised through the Norwegian State’s Direct Financial

Interests (SDFI). All
purchases and sales of the SDFI's oil and natural gas liquids production are classified as purchases

[net of inventory variation] and
revenues from contracts with customers, respectively.
Equinor sells, in its own name, but for the SDFI’s account and risk, the SDFI’s production of natural gas including Liquefied Natural
Gas (LNG). These gas sales and related expenditures refunded by the SDFI are presented net in the

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
SDFI.
----------------------------------------------------------------------------------------------------------------------------------------

Equinor Annual Report on Form 20-F 2023

Revenues from contracts with customers by geographical areas
Equinor has business operations in around 30 countries. When attributing the line-item Revenues from contracts with customers for 2023 to the country of the legal entity executing the sale, Norway constitutes
79
% and USA constitutes
18
%. For 2022 the revenues to
Norway and USA constituted
84
% and
13
% respectively, and for 2021
81
% and
13
% respectively.

Revenues from contracts with
customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and

other revenues
(in USD million) Note 2023 2022 2021
Crude oil
56,861
58,524
38,307
Natural gas
26,386
65,232
28,050

- European gas
23,174
58,239
24,900

- North American gas
1,111
2,884
1,783

- Other incl LNG
2,102
4,109
1,368
Refined products
10,083
11,093
11,473
Natural gas liquids
8,345
9,240
8,490
Transportation
1,425
1,470
921
Other sales
3,032
4,702
1,006
Total revenues from contracts with customers
106,132
150,262
88,247
Taxes paid in-kind
342
412
345
Physically settled commodity derivatives
1,331
(2,534)
(1,075)
Gain/(loss) on commodity derivatives
(1,041)
739
951
Change in fair value of trading inventory
(334)
(194)
0
Other revenues
418
319
276
Total other revenues
716
(1,258)
497
Revenues
106,848
149,004
88,744
Net income/(loss) from equity accounted investments 15
(1)
620
259
Other income 6
327
1,182
1,921
Total revenues and other income
107,174
150,806
90,924

Equinor Annual Report on Form 20-F 2023

8 Salaries and personnel expenses

(in USD million, except average number of employees) 2023 2022 2021
Salaries 1)
2,876
2,875
2,962
Pension costs 2)
441
458
488
Payroll tax
511
433
414
Other compensations and social costs
375
324
288
Total payroll expenses
4,203
4,090
4,152
Average number of employees 3)
22,600
21,500
21,400
1)
Salaries include bonuses and expatriate costs in addition to base pay.
2)

See note 22 Pensions.
3)

Part time employees amount to
2
% for 2023 and
3
% for 2022 and 2021.
Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.
Compensation to the board of directors (BoD) and the corporate executive committee

(CEC)

(in USD million) 1) 2023 2022 2021
Current employee benefits
10.7
12.9
12.2
Post-employment benefits
0.3
0.4
0.4
Other non-current benefits
0.0
0.0
0.0
Share-based payment benefits
0.3
0.2
0.1
Total benefits
11.3
13.5
12.7
1) All figures in the table are presented on accrual basis.
At 31 December 2023, 2022, and 2021 there are
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
Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares
granted and related social security tax was USD
78

million, USD
85

million, and USD
79

million related to the 2023, 2022 and 2021
programmes, respectively. For the 2024 programme (granted in 2023), the estimated compensation expense is USD
83

million. At 31
December 2023 the amount of compensation cost yet to be expensed throughout the vesting period is

USD
176

million.
See note 20 Shareholders’ equity,

capital distribution and earnings per share for more information about share-based compensation.

Equinor Annual Report on Form 20-F 2023

9 Auditor’s remuneration and Research and development expenditures

Auditor's remuneration
Full year
(in USD million, excluding VAT) 2023 2022 2021
Audit fee
14.9
11.4
14.4
Audit related fee

1.2
1.8
1.1
Tax fee
-
-
-
Other service fee

-
-
-
Total remuneration
16.1
13.2
15.5
In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD
0.5

million, USD
0.6

million and USD
0.5

million for 2023, 2022 and 2021, respectively.
Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities
contribute to maximising and developing long-term value from Equinor’s assets. R&D expenditures are partially financed by partners
of Equinor operated licences.
R&D expenditures including amounts charged to partners were USD
311

million, USD
308

million and USD
291

million in 2023, 2022
and 2021, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.

Equinor Annual Report on Form 20-F 2023

10 Financial items

Full year
(in USD million) 2023 2022 2021
Foreign currency exchange gains/(losses) derivative

financial instruments

(1,476)
797
870
Other foreign currency exchange gains/(losses)
2,328
1,291
(823)
Net foreign currency exchange gains/(losses)
852
2,088
47
Dividends received
218
93
39
Interest income financial investments, including

cash and cash equivalents
1,468
398
38
Interest income non-current financial receivables
31
30
26
Interest income other current financial assets and other

financial items
732
701
48
Interest income and other financial income
2,449
1,222
151
Gains/(losses) financial investments
123
(394)
(348)
Gains/(losses) other derivative financial instruments
351
(1,745)
(708)
Interest expense bonds and bank loans and net

interest on related derivatives
(1,263)
(1,029)
(896)
Interest expense lease liabilities
(132)
(90)
(93)
Capitalised borrowing costs
468
382
334
Accretion expense asset retirement obligations
(538)
(449)
(453)
Interest expense current financial liabilities and

other financial expense
(195)
(192)
(114)
Interest expenses and other financial expenses
(1,660)
(1,379)
(1,223)
Net financial items
2,114
(207)
(2,080)
Equinor's main financial items relate to assets and liabilities in the fair value through profit or loss and the amortised cost categories.
For more information about financial instruments by category see note 28 Financial instruments and fair value measurement.
Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to
liquidity and currency risk. Other foreign currency exchange gains/(losses) includes a fair value gain from derivatives related to non-
current debt of USD
315

million in 2023, and a loss of USD
691

million and USD
702

million in 2022 and 2021 respectively.
Interest income financial investments, including cash and cash equivalents includes interest income related to balances at amortised
cost of USD
1,410

million, USD
364

million, and USD
12

million for 2023, 2022 and 2021, respectively.
Gains/(losses) other derivative financial instruments primarily include fair value changes from interest rate related derivatives, with a
gain of USD
332

million in 2023 and a loss of USD
1,760

million and USD
724

million in 2022 and 2021 respectively.
Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD
857

million, USD
918

million, and USD
990

million for 2023, 2022 and 2021, respectively, on financial liabilities at amortised cost. It also includes net interest on related derivatives at fair value through profit or loss, amounting to a net interest expense of USD
405

million for 2023 and
USD
111

million for 2022, and a net interest income of USD
94

million for 2021.

Equinor Annual Report on Form 20-F 2023

11 Income

taxes

Accounting policies

Income tax
Income tax in the Consolidated statement of income comprises current income tax and effects of changes in deferred tax positions.
Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in other comprehensive
income (OCI).
Current tax consists of the expected tax payable for the year and any adjustment to tax payable for previous years. Uncertain tax
positions and potential tax exposures are analysed individually. The outcomes of tax disputes are mostly binary in nature, and in each case the most likely amount for probable liabilities to be paid (including penalties) or assets to be received (disputed tax positions for
which payment has already been made) is recognised within Current tax or Deferred tax as appropriate.

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
Equinor has adopted amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules (top-up tax) with effect from 1
January 2023. Equinor has applied the mandatory exception and does not recognise or disclose information about deferred tax assets
and liabilities related to Pillar Two income taxes.

The mandatory exception applies retrospectively. However, since no new legislation to implement the top-up tax was enacted or substantively enacted on 31 December 2022 in any jurisdiction in which Equinor operates,

and no related deferred tax was recognised
at that date, the retrospective application has no impact on the Consolidated financial statements.

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
-----------------------------------------------------------------------------------------------------------------------------------

Equinor Annual Report on Form 20-F 2023

Significant components of income tax expense
Full year
(in USD million) 2023 2022 2021
Current income tax expense in respect of

current year
(24,028)
(52,124)
(21,271)
Prior period adjustments
(121)
(112)
(28)
Current income tax expense
(24,149)
(52,236)
(21,299)
Origination and reversal of temporary differences
(1,529)
(2,136)
(1,778)
Recognition / derecognition of previously (un)recognised

deferred tax assets
(137)
4,401
126
Change in tax regulations
4
0
4
Prior period adjustments
(169)
110
(60)
Deferred tax income/(expense)
(1,831)
2,375
(1,708)
Income tax
(25,980)
(49,861)
(23,007)
Changes to tax regimes
Pillar Two
On 24 November 2023 the Norwegian Ministry of Finance published a draft resolution on the implementation of the OECD Pillar Two
Model Rules into Norwegian legislation. The rules are introducing a global minimum tax of
15
%. The proposal was sanctioned in
January 2024 and the Norwegian Top Up Tax

Act (No: “Suppleringsskatteloven”) has entered into effect for the income year 2024.
The Pillar Two rules will be applicable to the Equinor group, but Equinor’s preliminary assessment is that we do not expect any
significant economic impact from the rules.

Equinor Annual Report on Form 20-F 2023

Reconciliation of statutory tax rate to effective

tax rate
Full year
(in USD million)
2023 2022 2021
Income/(loss) before tax
37,884
78,604
31,583
Calculated income tax at statutory rate 1)
(8,833)
(18,168)
(7,053)
Calculated Norwegian Petroleum tax 2)
(17,226)
(36,952)
(17,619)
Tax effect uplift
3)
160
259
914
Tax effect of permanent differences regarding divestments
82
417
90
Tax effect of permanent differences caused by functional currency different from tax currency
5
145
150
Tax effect of other permanent differences
453
403
228
Recognition / derecognition of previously (un)recognised deferred tax assets
4)
(137)
4,401
126
Change in unrecognised deferred tax assets
(29)
(34)
619
Change in tax regulations
4
0
4
Prior period adjustments
(290)
(3)
(88)
Other items including foreign currency effects
(169)
(327)
(378)
Income tax
(25,980)
(49,861)
(23,007)
Effective tax rate
68.6%
63.4%
72.8%
1)
The weighted average of statutory tax rates was
23.3
% in 2023,
23.1
% in 2022 and
22.3
% in 2021. The rates are influenced by
earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2)

The Norwegian petroleum income is taxable at a tax rate of
71.8
% after deducting a calculated
22
% corporate tax.
3)

As from 2023 the uplift deduction for investments on NCS has been abolished except for asset investments that fall under the
temporary rules enacted under the Covid-19 pandemic. For investments with PUD submitted to the authorities before 31
December 2022 the rules allow a direct deduction of the whole uplift in the year the capital expenditure is incurred. In 2022 the
rate was
17.69
% and this rate was reduced to
12.4
% in 2023.

4)

Equinor performs its

assessment on DTA

recognition based on sources

of income such

as the reversal

pattern of taxable

timing
differences and projections of taxable income and recognises the amount of deferred tax assets that is probable to be realised. In
2023 USD
137

million was

derecognised due

to an increase

in valuation

allowance mainly

related to Angola

and Canada,

compared
to a recognition of USD
4,401

million in 2022 mainly related to unused accumulated tax losses in the US.

Equinor Annual Report on Form 20-F 2023

Deferred tax assets and liabilities comprise
(in USD million)
Tax losses
carried
forward
Property,
plant and
equipment

and
intangible
assets
Asset
retirement
obligations
Lease
liabilities Pensions Derivatives Other Total
Deferred tax assets
8,575
514
7,816
1,298
747
446
1,495
20,892
Deferred tax liabilities
(28)
(26,042)
0
(2)
(6)
0
(300)
(26,378)
Net asset/(liability) at 31 December
2023
8,547
(25,528)
7,816
1,296
741
446
1,195
(5,485)
Deferred tax assets
8,105
694
7,356
1,306
694
1,131
1,348
20,634
Deferred tax liabilities
(28)
(23,356)
0
(3)
(12)
(3)
(411)
(23,813)
Net asset/(liability) at 31 December
2022
8,077
(22,662)
7,356
1,303
682
1,128
937
(3,179)

Changes in net deferred tax liability during

the year were as follows:
(in USD million) 2023 2022 2021
Net deferred tax liability at 1 January
3,179
7,655
6,250
Charged/(credited) to the Consolidated statement of

income
1,831
(2,375)
1,708
Charged/(credited) to Other comprehensive income
(66)
105
35
Acquisitions and disposals
981
(968)
36
Foreign currency translation effects and other effects
(440)
(1,239)
(374)
Net deferred tax liability at 31 December
5,485
3,179
7,655

Equinor Annual Report on Form 20-F 2023

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

At 31 December
(in USD million) 2023 2022
Deferred tax assets
7,936
8,732
Deferred tax liabilities
13,345
11,996
Net deferred tax classified as held for sale
(76)
85
Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of
taxable temporary differences or future taxable income. At year-end 2023, the deferred tax assets of USD
7,952

million were primarily
recognised in the US, the UK, Norway, Angola, Canada and Brazil. Of this amount, USD
965

million was recognised in entities which
have suffered a tax loss in either the current or the preceding period. The corresponding amounts for 2022, were USD
8,817

million
and USD
1,953

million, respectively. The tax losses will be utilised through reversal of taxable temporary differences and future taxable income, mainly from production of oil and gas. Around
80
% of the tax losses carried forward and recognised as deferred tax assets are expected to be fully utilised within
10 years
.

Unrecognised deferred tax assets
At 31 December
2023 2022
(in USD million)
Basis Tax Basis Tax
Deductible temporary differences
2,555
1,030
2,558
968
Unused tax credits
0
185
0
129
Tax losses carried forward
3,944
947
3,458
930
Total unrecognised deferred tax assets
6,499
2,162
6,016
2,027
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
At year-end 2023, unrecognised deferred tax assets in Angola and Canada represents USD
712

million and USD
415

million,
respectively, of the total unrecognised deferred tax assets of USD
2,162

million. Similar amounts for 2022 were USD
636

million in
Angola and USD
346

million in Canada of a total of USD
2,027

million. The remaining unrecognised deferred tax assets originate from several different tax jurisdictions.

Equinor Annual Report on Form 20-F 2023

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

Research and development
Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its
own risk, developing innovative technologies to create opportunities and enhance the value of current and future assets. Expenses
relate both to in-house resources and the use of suppliers. Equinor's own share of the licence holders' funding and the total costs of
the unfunded projects are considered for capitalisation under the applicable IFRS Accounting

Standard requirements. Subsequent to
initial recognition, any capitalised development costs are accounted for in the same manner as Property, plant and equipment. Costs
not qualifying for capitalisation are expensed as incurred, see note 9 Auditor’s remuneration and Research and development
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

Equinor Annual Report on Form 20-F 2023

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

Directorate.
-----------------------------------------------------------------------------------------------------------------------------

Equinor Annual Report on Form 20-F 2023

(in USD million)
Machinery,
equipment and
transportation
equipment
Production
plants and oil
and gas
assets
Refining and
manufacturing
plants
Buildings
and land
Assets under
development
Right of use
assets 4) Total
Cost at 1 January 2023
1,343
171,948
8,285
562
10,815
6,633
199,586
Additions through business acquisition 7)
48
1,121
339
38
370
8
1,923
Additions and transfers 6)
113
7,286
60
19
3,196
1,087
11,761
Changes in asset retirement obligations
0
772
0
0
55
0
827
Disposals at cost
(64)
(3,567)
(446)
(29)
(30)
(634)
(4,771)
Assets reclassified to held for sale 8)
(1)
(3,944)
0
0
(245)
(8)
(4,198)
Foreign currency translation effects
0
(2,705)
(133)
1
(64)
(36)
(2,937)
Cost at 31 December 2023
1,438
170,911
8,105
591
14,097
7,050
202,191
Accumulated depreciation and impairment at
1 January 2023
(1,203)
(131,455)
(6,763)
(338)
(135)
(3,194)
(143,088)
Depreciation
(44)
(7,976)
(224)
(26)
0
(1,079)
(9,350)
Impairment
(2)
(844)
(323)
0
(18)
(1)
(1,188)
Reversal of impairment
0
288
0
0
3
0
290
Transfers 6)
1
(11)
0
(1)
10
0
(2)
Accumulated depreciation and impairment
on disposed assets
52
3,355
442
28
22
634
4,533
Accumulated depreciation and impairment
assets classified as held for sale 8)
1
3,176
0
0
0
6
3,183
Foreign currency translation effects
7
2,142
88
0
3
10
2,251
Accumulated depreciation and impairment at
31 December 2023 5)
(1,188)
(131,325)
(6,780)
(337)
(117)
(3,623)
(143,369)
Carrying amount at 31 December 2023
250
39,585
1,325
254
13,980
3,427
58,822
Estimated useful lives (years)

3 - 20
UoP
1)

15 - 30

10 - 33
2)

1 - 20
3)

Equinor Annual Report on Form 20-F 2023

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
(8)
(187)
(39)
0
(49)
(4)
(286)
Reversal of impairment
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
4)

Right of use assets at 31 December 2023 mainly consist of Land and buildings USD
1,038

million, Vessels USD
1,578

million
and Drilling rigs USD
504

million.
5)

See note 14 Impairments.
6)

The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2023 and 2022 amounted to
USD
1,280

million and USD
982

million, respectively.
7)

For additions through business acquisition, see note 6 Acquisitions and disposals.
8)

For assets reclassified to held for sale, see note 6 Acquisitions and disposals.

Equinor Annual Report on Form 20-F 2023

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
Goodwill acquired in a business combination is allocated to each cash generating unit (CGU), or group of units, expected to benefit
from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts
based on the difference between the acquisition cost and the tax depreciation basis transferred from the seller. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis
the deferred tax has been computed.
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

Equinor Annual Report on Form 20-F 2023

(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 1 January 2023
1,599
2,035
1,380
528
5,542
Additions through business acquisition
0
5
348
446
799
Additions
410
360
9
210
989
Disposals at cost
0
0
(10)
(124)
(135)
Transfers
(961)
(319)
4
(4)
(1,280)
Expensed exploration expenditures previously capitalised
114
(61)
0
0
53
Foreign currency translation effects
7
16
2
16
41
Cost at 31 December 2023
1,169
2,036
1,733
1,072
6,010
Accumulated amortisation and impairment at 31 December

2023
1)
(302)
(302)
Carrying amount at 31 December 2023
1,169
2,036
1,733
2)
770
5,709

(in USD million)
Exploration
expenses
Acquisition
costs - oil and
gas prospects Goodwill Other Total
Cost at 1 January 2022
1,958
2,670
1,467
722
6,816
Additions
227
4
36
57
324
Disposals at cost
(10)
(50)
0
1
(58)
Transfers
(227)
(516)
0
(239)
(982)
Expensed exploration expenditures previously capitalised
(283)
(59)
0
0
(342)
Impairment of goodwill
0
0
(3)
0
(3)
Foreign currency translation effects
(65)
(14)
(121)
(13)
(213)
Cost at 31 December 2022
1,599
2,035
1,380
528
5,542
Accumulated amortisation and impairment at 31 December

2022
1)
(384)
(384)
Carrying amount at 31 December 2022
1,599
2,035
1,380
144
5,158
1) See note 14 Impairments.
2) Goodwill at 31 December 2023 mainly consists of technical goodwill related to business acquisitions in

2019, of which USD
533
million in the Exploration & Production Norway area and USD
440

million in the Marketing Midstream & Processing area.

The table below shows the aging of capitalised exploration expenditures.
(in USD million) 2023 2022
Less than one year
345
250
Between one and five years
458
340
More than five years
366
1,009
Total capitalised exploration expenditures
1,169
1,599

Equinor Annual Report on Form 20-F 2023

The table below shows the components of the exploration

expenses.
Full year
(in USD million) 2023 2022 2021
Exploration expenditures
1,275
1,087
1,027
Expensed exploration expenditures previously capitalised
(53)
342
171
Capitalised exploration
(427)
(224)
(194)
Exploration expenses
795
1,205
1,004
14 Impairments
Accounting policies
Impairment of property, plant and equipment, right-of-use assets, intangible assets including goodwill and equity accounted investments
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the
carrying value may not be recoverable. Assets are grouped into cash generating units (CGUs).

Normally, separate CGUs are
individual oil and gas fields or plants, or equity accounted investments. Each unconventional asset play is considered a single CGU
when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts
of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount.
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
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value
may be impaired. Impairment is determined by assessing the recoverable amount of the CGU,

or group of units, to which the goodwill
relates. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-
tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment valuation.

Impairment and reversals of impairment are presented in the Consolidated statement of income as Exploration expenses or
Depreciation, amortisation and net impairment, on the basis of the nature of the impaired assets as either exploration assets
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

and based on a
recent and comparable transactions.
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

Equinor Annual Report on Form 20-F 2023

adjusted for risk that influences the expected cash flow of a project and which is not part of the project itself. The use of post-tax
discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of,
impairment that would be required if pre-tax discount rates had been used.
Impairment reversals
A previously recognised impairment is reversed only if there has been a change in the estimates used to determine the asset’s
recoverable amount since the last impairment was recognised. Previously recognised impairments of goodwill are not reversed in
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

CGU into several CGUs.
The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future
commodity prices and discount rates, and uncertainty in asset specific factors such as reserve estimates and operational decisions
impacting the production profile or activity levels. Changes in foreign currency exchange rates will also affect value in use, especially for assets on the NCS, where the functional currency is NOK. When estimating the recoverable amount, the expected cash flow
approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows.
For example, climate-related matters (see also Note 3
Climate change and energy transition
) are expected to have a pervasive effect on
the energy industry, affecting not only supply, demand and commodity prices, but also technology changes, increased emission-
related levies,

and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.
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
------------------------------------------------------------------------------------------------------------------------------
Net impairments/(reversal of impairments)

Full year
(in USD million) 2023 2022 2021
Property, plant and equipment
897
(3,313)
1,285
Intangible assets
61
62
154
Equity accounted investments
363
832
0
Total

net impairments/(reversals) including exploration expenses
1,321
(2,419)
1,439
1)
The intangible assets line includes Goodwill, amortizable intangible assets, and certain acquisition costs related to oil and
gas prospects.

Equinor Annual Report on Form 20-F 2023

For impairment purposes, the asset’s carrying amount is compared to its recoverable amount. The table below describes,

per area,
the Producing and development assets being impaired/(reversed),

net impairment/(reversal), and the carrying amount after
impairment.

At 31 December 2023 At 31 December 2022 At 31 December 2021
(in USD million)
Carrying
amount after
impairment

Net
impairment
loss/
(reversal)
Carrying
amount after
impairment

Net
impairment
loss/
(reversal)
Carrying
amount after
impairment

Net
impairment
loss/
(reversal)
Exploration & Production Norway
887
588
3,201
(819)
5,379
(1,102)
Exploration & Production USA - onshore
0
0
546
(204)
1,979
48
Exploration & Production USA - offshore Gulf of Mexico
1,165
(290)
2,691
(882)
798
18
Europe and Asia
0
310
1,551
295
1,566
1,609
Marketing, Midstream & Processing
949
343
1,416
(895)
868
716
Renewables USA - offshore
134
300
0
0
0
0
Other
112
10
30
0
20
(7)
Total
3,247
1,261
9,435
(2,505)
10,611
1,282

Exploration & Production Norway
In 2023, the net impairment mainly relates to reduced expected reserves on a producing asset on the

Norwegian Continental Shelf.
2022, the net impairment reversal was mainly caused by increased price estimates and changed gas export strategy. In 2021, the net
impairment reversal was mainly due to increased price estimates and an upward reserve revision.
Exploration & Production USA - onshore
In 2023, there were no impairments related to exploration and production assets USA – onshore.

In 2022, the impairment reversal
was caused by increased gas price assumptions, while in 2021 the net impairment was caused by revision of reserves and sale of an
asset.
Exploration & Production USA - offshore Gulf of Mexico
In 2023, impairment reversals mainly relate to increased expected reserves on a producing asset. In 2022,

the impairment reversal
was caused by increased price assumptions and higher reserves estimates, while in 2021, the impairment was due to a negative
reserve revision.
Exploration & Production International – Europe and Asia
In 2023, the impairment relates to the held for sale reclassification of Azerbaijan assets at the end of the year (see note 6 Acquisitions
and disposals). In 2022, the net impairment was mainly caused by the decision to exit Russia. This was to a large extent offset by a
reversal on Mariner in the UK mainly due to optimisation of the production profile and higher prices, supported by a slight increase in
reserves estimates. In 2021, the net impairment was mainly caused by downward reserve revisions partially offset by higher prices.
Marketing, Midstream & Processing
In 2023, net impairment mainly relates to expectations of stabilizing refinery margins at a lower level than the margins consumed in
recent periods. In 2022 the net impairment reversal was mainly related to increased refinery margin assumptions,

while in 2021, the
impairment losses were caused by increased CO
2

fees and – quotas on a refinery and a classification to held for sale.
Renewables USA – Offshore
In 2023, Equinor’s offshore wind projects on the US North East Coast are facing increased costs due to inflation and supply chain
constraints. On 12 October 2023, the New York State Public Service Commission (PSC) rejected price increase petitions related to offtake agreements from several offshore and onshore wind farm developers, including Equinor’s joint ventures. As a consequence,
an impairment of USD
300

million has been recognised. The recoverable amount of Equinor’s investments in the offshore wind
projects on the US North East Coast has been established applying a fair value approach. These investments are accounted for using
the equity method.
Accounting assumptions
There are inherent uncertainties in the assumptions, however the commodity price assumptions as well as currency assumptions
reflect management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of
relevant current circumstances and the likely future development of such circumstances, including energy demand development,
energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks,

Equinor Annual Report on Form 20-F 2023

technology and cost development and other factors. Management’s best estimate also takes into consideration a range of external
forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and
exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon
economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments
are disclosed in the table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 and up to
and including the first quarter of 2023 are provided in brackets.

Year
Prices in real term 1) 2025 2030 2040 2050
Brent Blend (USD/bbl)
79
(78)
78
(78)
73
(73)
68
(68)
European gas (USD/MMBtu) - TTF

15.5
20.9
9.1
(9.9)
9.5
(9.4)
9.5
(9.4)
Henry Hub (USD/MMBtu)
3.6
(4.2)
4.3
(3.9)
4.3
(3.9)
4.3
(3.9)
Electricity Germany (EUR/MWh)
106
(122)
78
(74)
71
(60)
71
(60)
EU ETS (EUR/tonne)
90
(84)
105
(84)
128
(111)
150
(137)
1) Basis year 2023. The prices in the table are

price-points on price-curves.
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
NOK/USD rate from 2026 and onwards is kept at
8.50
, the NOK/EUR at
10.00
. The USD/GBP rate is kept at
1.35
.
The base discount rate applied in value in use calculations is
5.0
% real after tax. The discount rate is derived from Equinor’s weighted average cost of capital. For projects, mainly within the REN segment in periods with fixed low risk income,

a lower discount rate will be
considered. A derived pre-tax discount rate is in the range of
24
% for E&P Norway,
6
% for E&P USA and
7
% for MMP depending on
the asset’s characteristics, such as specific tax treatments, cash flow profiles, and economic life. The pre-tax rates for 2022 were
42
-
102
%,
6
-
9
% and
7
% respectively, in addition to
8
-
9
% for E&P International.
Sensitivities
Significant downward adjustments in Equinor's commodity price assumptions would result in impairment losses on certain producing
and development assets, including intangible assets subject to impairment assessment, while an opposite adjustment could lead to
impairment-reversals. Assuming a reasonably possible
30
% decline in commodity price forecasts over the assets' lifetime could result in an illustrative impairment recognition of approximately USD
11

billion before tax effects. See note 3 Climate change and energy transition for possible effect of using the prices in a 1.5ºC compatible Net Zero Emission by 2050 scenario and the Announced
Pledges.
Similarly, for illustrative purposes, Equinor assessed the sensitivity of the discount rate used in the value in use calculations for upstream producing assets and certain related intangible assets. It was determined an increase in the discount rate from
5.0
% to
6
%
real after tax, in isolation, the impairment amount recognised could have a potential impact of USD
2

billion before tax effects.
The illustrative impairment sensitivities above are based on a simplified method, which assumes no changes to other input factors.
However, Equinor notes a price reduction of
30
% or those representing Net Zero Emission scenario and Announced Pledges
Scenario would likely impact business plans and other factors used in estimating an asset’s recoverable amount. The correlated
changes reduce the stand-alone impact of the price sensitivities. Changes in such input factors would likely include a reduction in the
cost level in the oil and gas industry and offsetting foreign currency effects, which has historically occurred following significant changes in commodity prices.

Equinor Annual Report on Form 20-F 2023

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
Joint ventures, in which Equinor has rights to the net assets currently include the majority of

Equinor’s investments in the Renewables
(REN) operating and reporting segment. Equinor’s participation in joint arrangements that are joint ventures and investments in
companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and
financial policies, are classified and accounted for as equity accounted investments.
Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in
Equinor’s share of net assets of the entity, less distributions received and less any impairment in value of the investment. Equinor also reflects its share of the investment’s other comprehensive income (OCI) arisen after the acquisition. The part of an equity accounted
investment’s dividend distribution exceeding the entity’s carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net
profit in the investment that exceeds the dividend already reflected as income.
The Consolidated statement of income reflects Equinor’s share of the results after tax of an equity accounted entity, adjusted to
account for depreciation, amortisation and any impairment of the equity accounted entity’s assets based on their fair values at the
date of acquisition. In case of material differences in accounting policies, adjustments are made in order to bring the accounts of the
equity accounted investment in line with Equinor’s accounting policies. Net income/loss from equity accounted investments is
presented on a separate line as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor’s main operating activities.
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
-----------------------------------------------------------------------------------------------------------------------------

Equinor Annual Report on Form 20-F 2023

Joint ventures and other equity accounted investments
(in USD million) 2023 2022
Net investments at 1 January
2,758
2,686
Net income/(loss) from equity accounted investments
(1)
620
Impairment 1)
(363)
(832)
Acquisitions and increase in capital
926
337
Dividend and other distributions
(286)
(210)
Other comprehensive income/(loss)
(10)
384
Divestments, derecognition and decrease in paid in

capital
2)
(517)
(22)
Other
0
(205)
Net investments at 31 December
2,507
2,758
1)
Mainly related to Renewable offshore wind industry in US, see also note 14 Impairments.
2)

Mainly related to change in accounting treatment for Bandurria Sur (accounted for by proportionally consolidation from 1
st

of April
2023).
Equity accounted investments consist of several investments, none above USD
0.5

billion. None of the investments are significant on
an individual basis. Voting rights correspond to ownership share.
16 Financial investments and financial receivables

Non-current financial investments
At 31 December
(in USD million) 2023 2022
Bonds
1,863
1,448
Listed equity securities
1,035
794
Non-listed equity securities
543
491
Financial investments
3,441
2,733
Bonds and equity securities mainly relate to investment portfolios held by Equinor’s captive insurance company and other listed and
non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

Equinor Annual Report on Form 20-F 2023

Non-current prepayments and financial receivables
At 31 December
(in USD million) 2023 2022
Interest-bearing financial receivables

341
1,658
Other interest-bearing receivables
40
66
Prepayments and other non-interest-bearing receivables
910
339
Prepayments and financial receivables
1,291
2,063
Prepayments and other non-interest-bearing receivables mainly relate to commodity sales contracts with customers and lease
prepayments. Interest-bearing financial receivables primarily relate to loans to employees and project financing of equity accounted
companies. Other interest-bearing receivables primarily relate to financial sublease and tax receivables.

Current financial investments
At 31 December
(in USD million) 2023 2022
Time deposits
17,846
12,373
Interest-bearing securities
11,378
17,504
Financial investments
29,224
29,876
At 31 December 2023, current financial investments include USD
458

million in investment portfolios held by Equinor’s captive
insurance company which mainly are accounted for using fair value through profit or loss.

The corresponding balance at 31 December
2022 was USD
410

million.
For information about financial instruments by category, see note 28 Financial instruments and fair value measurement
.

Equinor Annual Report on Form 20-F 2023

17 Inventories
Accounting policies
Inventories
Commodity inventories not held for trading purposes are stated at the lower of cost and net realisable value. Cost is determined by the
first-in first-out method and comprises direct purchase costs, cost of production, transportation, and manufacturing expenses.
Commodity inventories held for trading purposes are measured at fair value less cost to sell (FVLCS), with subsequent changes in fair
value recognised in the Consolidated statement of income as part of Revenues. These inventories are categorised within level 2 of the
fair value hierarchy.
------------------------------------------------------------------------------------------------------------------------------

At 31 December
(in USD million) 2023 2022
Crude oil
2,051
2,115
Petroleum products
380
451
Natural gas
54
127
Commodity inventories at the lower of cost and net

realisable value
2,485
2,693
Natural gas held for trading purposes measured

at fair value
810
1,994
Other
520
517
Total inventories
3,814
5,205
Inventories held for trading purposes consist of natural gas storages held by Danske Commodities.

Equinor Annual Report on Form 20-F 2023

18 Trade and other receivables

At 31 December
(in USD million) 2023 2022
Trade receivables from contracts with customers 1)
10,706
15,213
Other current receivables
1,774
992
Collateral receivables
2)
2,186
3,468
Receivables from participation in joint operations and

similar arrangements
471
661
Receivables from equity accounted associated companies

and other related parties
1,056
1,276
Total financial trade and other receivables
16,193
21,611
Non-financial trade and other receivables
740
841
Trade and other receivables
16,933
22,452
1) Trade receivables from contracts with customers are shown net of an immaterial provision for expected

losses.
2) Mainly related to cash paid as security for

a portion of Equinor's credit exposure.

For more information about the credit quality of Equinor's counterparties, see note 4 Financial risk and capital management. For
currency sensitivities, see note 28 Financial instruments and fair value measurement. For further information on receivables from
equity accounted associated companies and other related parties, see note 27 Related parties.
19 Cash and cash equivalents
Accounting policies
Cash and cash equivalents are accounted for at amortised cost and include cash in hand, bank deposits, and short-term highly liquid
investments with original maturity of three months or less which are readily convertible to known amounts of cash and subject to
insignificant risk of changes in fair value. Contractually mandatory deposits in escrow bank accounts are included as restricted cash
and cash equivalents if the deposits are provided as part of the Group’s operating activities and therefore are deemed as held for the
purpose of meeting short
‑
term cash commitments, and the deposits can be released from the escrow account without undue
expenses.

At 31 December
(in USD million) 2023 2022
Cash at bank available
2,295
2,220
Time deposits
1,337
836
Money market funds
1,875
3,106
Interest-bearing securities
2,563
3,276
Restricted cash and cash equivalents, including collateral

deposits
1,572
6,140
Cash and cash equivalents
9,641
15,579
Restricted cash and cash equivalents at 31 December 2023 includes collateral deposits of USD
1,572

million related to trading
activities. Correspondingly, collateral deposits at 31 December 2022 were USD
6,128

million. Collateral deposits are related to certain
requirements of exchanges where Equinor is trading. The terms and conditions related to these requirements are determined by the
respective exchanges.

Equinor Annual Report on Form 20-F 2023

20 Shareholders' equity,

capital distribution and earnings per share

Number of
shares
NOK per value NOK USD
Share capital at 1 January 2023
3,175,470,159

2.50

7,938,675,397.50

1,142,036,265

Capital reduction
(172,365,554)
2.50

(430,913,885.00)
(41,519,325)
Share capital at 31 December 2023
3,003,104,605

2.50

7,507,761,512.50

1,100,516,940

Number of
shares
NOK per value Common Stock
Authorised and issued
3,003,104,605

2.50

7,507,761,512.50

Treasury shares
Share buy-back programme
(49,486,793)
2.50

(123,716,982.50)
Employees share saving plan
(8,884,668)
2.50

(22,211,670.00)
Total outstanding shares
2,944,733,144

2.50

7,361,832,860.00

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as
and when declared and are entitled to one vote per share at the annual general meeting of the company.
Dividend
During 2023, dividend for the third and for the fourth quarter of 2022 and dividend for the first and second quarter of 2023 were
settled. Dividend declared but not yet settled is presented as dividends payable in the Consolidated balance sheet. The Consolidated
statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2023 relates

to the
fourth quarter of 2022 and to the first three quarters of 2023.
On 6 February 2024, the board of directors proposed to the annual general meeting on 14 May 2024 an ordinary cash dividend for the
fourth quarter of 2023 of USD
0.35

per share and an extraordinary cash dividend of USD
0.35

per share. The Equinor share will trade
ex-dividend 15 May 2024 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 16 May 2024 and payment date will be 28 May 2024.

At 31 December
(in USD million) 2023 2022
Dividends declared
10,783

7,549

USD per share or ADS
3.6000

2.4000

Dividends paid
10,906

5,380

USD per share or ADS
3.6000

1.6800

NOK per share
37.8522

16.4837

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

Equinor Annual Report on Form 20-F 2023

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part
of the programme will be cancelled. According to an agreement between Equinor and the Norwegian

State, the Norwegian State will
participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at
67
%.
On 6 February 2024, the board of directors decided to announce a two-year share buy-back programme for 2024-2025 of USD 10-12
billion in total, with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet
strength.
The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than
5 April 2024. The first tranche of the 2024 share buy-back programme is based on the authorisation from the annual general meeting
in May 2023, valid until the next annual general meeting, but no later than 30 June

2024. Commencement of new share buy-back
tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company’s
dividend policy and will be subject to existing and new board authorisations for share buy-back from the company’s annual general
meeting and agreement with the Norwegian State regarding share buy-back.

Number of shares 2023 2022
Share buy-back programme at 1 January
42,619,172

13,460,292

Purchase
63,748,254

56,290,671

Cancellation
(56,880,633)
(27,131,791)
Share buy-back programme at 31 December
49,486,793

42,619,172

Equity impact of share buy-back programmes
(in USD million) 2023 2022
First tranche
330

330

Second tranche
550

440

Third tranche
550

605

Fourth tranche
550

605

Total open market share
1,980

1,980

Norwegian state share
1)
3,705

1,399

Total
5,685

3,380

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme.
Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors has, on a quarterly basis,
decided on share buy-back tranches. The 2023 programme was up to USD
6

billion, including shares to be redeemed from the
Norwegian State.
During 2023, four tranches of in total USD
6

billion were launched, including shares to be redeemed from the Norwegian State. The acquisition of the fourth tranche in the open market was finalised in January 2024. As of

31 December 2023, USD
410

million of the
fourth tranche had been purchased in the open market, of which USD
388

million had been settled. Due to an irrevocable agreement
with a third party, the remaining order of USD
162

million is accrued for and classified as Trade, other payables and provisions.
In order to maintain the Norwegian State’s ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual
general meeting on 10 May 2023. The liability to the Norwegian State of USD
3.705

billion (NOK
39.071

billion) was settled in June
2023.

Equinor Annual Report on Form 20-F 2023

Employees share saving plan
Number of shares 2023 2022
Share saving plan at 1 January
10,908,717

12,111,104

Purchase
2,204,207

2,127,172

Allocated to employees
(4,228,256)
(3,329,559)
Share saving plan at 31 December
8,884,668

10,908,717

In 2023 and 2022 treasury shares were purchased to employees participating in the share saving plan for USD
68

million and USD
72
million, respectively. For further information, see note 8 Salaries and personnel expenses.

Earnings per share
(in USD million) 2023 2022
Basic earnings per share
Net income (loss) attributable to shareholders of the company
11,885

28,746

Weighted average number of ordinary shares outstanding
3,021

3,174

Basic earnings per share (in USD)
3.93

9.06

Diluted earnings per share
Net income (loss) attributable to shareholders of the company
11,885

28,746

Weighted average number of ordinary shares outstanding, diluted
3,027

3,183

Diluted earnings per share (in USD)
3.93

9.03

Basic and diluted earnings per share amounts are calculated by dividing the Net income (loss) for the year attributable to shareholders
by relevant weighted average number of ordinary shares outstanding during the year. Shares purchased to employees participating in the share saving plan is the only diluting element.

21 Finance debt

Non-current finance debt
Finance debt measured at amortised cost
Weighted average interest
rates in % 1)
Carrying amount in USD
millions at 31 December
Fair value in USD

millions at 31 December 2)
2023 2022 2023 2022 2023 2022
Unsecured bonds
United States Dollar (USD)
3.82
3.82
15,705
17,190
15,037
16,167
Euro (EUR)
1.51
1.42
6,633
7,465
6,177
6,782
Great Britain Pound (GBP)
6.08
6.08
1,747
1,652
2,013
1,836
Norwegian Kroner (NOK)
4.18
4.18
295
304
302
311
Total unsecured bonds
24,380
26,612
23,529
25,097
Unsecured loans
Brazilian real (BRL)
10.10
-
179
-
179
-
Japanese Yen (JPY)
4.30
4.30
71
76
83
90

Equinor Annual Report on Form 20-F 2023

Total unsecured loans
250
76
262
90
Total
24,630
26,688
23,791
25,187
Non-current finance debt due within one year
2,400
2,547
2,415
2,597
Non-current finance debt
22,230
24,141
21,376
22,590
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
15,705

million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD
7,848

million are swapped into USD. One bond denominated in EUR amounting to USD
827

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
No

new bonds were issued in 2023.
Out of Equinor's total outstanding unsecured bond portfolio,
34

bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying
amount of these agreements is USD
24,076

million at the 31 December 2023 closing currency exchange rate.
For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 4 Financial risk and capital management.

Non-current finance debt maturity profile
At 31 December
(in USD million) 2023 2022
Year 2 and 3
4,683
4,794
Year 4 and 5
4,511
4,510
After 5 years
13,035
14,837
Total repayment of non-current finance debt
22,230
24,141
Weighted average maturity (years - including current portion)
9
9
Weighted average annual interest rate (% - including current portion)
3.41
3.29

Current finance debt
At 31 December
(in USD million) 2023 2022
Collateral liabilities
458
1,571
Non-current finance debt due within one year
2,400
2,547
Other including US Commercial paper programme

and bank overdraft
3,138
241
Total current finance debt
5,996
4,359
Weighted average interest rate (%)
3.77
2.22

Equinor Annual Report on Form 20-F 2023

Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and
outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD
1,895

million as
of

31 December 2023 and USD
227

million as of 31 December 2022.

Reconciliation of cash flows from financing activities

to finance line items in balance sheet

(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals 1)
Additional
paid in
capital 2)
Non-
controlling
interest
Dividend
payable
Lease
liabilities 3) Total
At 1 January 2023
24,140
4,359
(3,468)
3,041
1
2,808
3,667
Repayment of finance debt
(2,818)
(2,818)
Repayment of lease liabilities
(1,422)
(1,422)
Dividend paid
(10,906)
(10,906)
Share buy-back
(5,589)
(5,589)
Net current finance debt and other
finance activities
1,385
1,287
(69)
(10)
2,593
Net cash flow from financing activities
(2,818)
1,385
1,287
(5,658)
(10)
(10,906)
(1,422)
(18,142)
Transfer to current portion
147
(147)
Effect of exchange rate changes
321
44
(5)
-
(25)
Dividend declared
10,783
Debt in RIO Energy
437
New leases
1,379
Other changes
2
354
(1)
2,617
19
(36)
(29)
Net other changes
907
251
(6)
2,617
19
10,747
1,325
At 31 December 2023
22,230
5,995
(2,185)
-
10
2,649
3,570
(in USD million)
Non-current
finance debt
Current
finance
debt
Financial
receivable
Collaterals 1)
Additional
paid in
capital 2)
Non-
controlling
interest
Dividend
payable
Lease
liabilities 3) Total
At 1 January 2022
27,404
5,273
(1,577)
6,408
14
582
3,562
Repayment of finance debt
(250)
(250)
Repayment of lease liabilities
(1,366)
(1,366)
Dividend paid
(5,380)
(5,380)
Share buy-back
(3,315)
(3,315)
Net current finance debt and other
finance activities
-
(2,982)
(2,038)
(73)
(8)
(5,102)
Net cash flow from financing activities
(250)
(2,982)
(2,038)
(3,388)
(8)
(5,380)
(1,366)
(15,414)
Transfer to current portion
(2,297)
2,297
Effect of exchange rate changes
(710)
(78)
145
(3)
(149)
Dividend declared
7,549
New leases
1,644
Other changes
(7)
(151)
21
(2)
57
(24)

Equinor Annual Report on Form 20-F 2023

Net other changes
(3,014)
2,068
145
21
(5)
7,606
1,471
At 31 December 2022
24,140
4,359
(3,468)
3,041
1
2,808
3,667
1)
Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 18
Trade and other receivables for more information.
2)

Other changes in additional paid in capital have been moved to retained earnings.

3)

See note 25 Leases for more information.
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
------------------------------------------------------------------------------------------------------------------------------------
Pension plans in Equinor
The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans which includes certain unfunded elements (notional contribution plans).

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
Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. In this note pension costs are

Equinor Annual Report on Form 20-F 2023

presented on a gross basis before allocation to licence partners. In the Consolidated statement of income, the pension costs in
Equinor ASA are presented net of costs allocated to licence partners.
Equinor is also a member of a Norwegian national agreement-based early retirement plan (“AFP”), and the premium is calculated based on the employees' income but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G).

The premium is
payable for all employees until age
62
. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for
their full lifetime.
Net pension cost
Total pension costs amount to USD
441

million in 2023, USD
458

million in 2022 and USD
488

million in 2021. In addition, interest
cost and interest income related to defined benefit plans are included in the Consolidated statement of income within Net financial
items.

Changes in pension liabilities and plan assets

during the year
(in USD million) 2023 2022
Pension liabilities at 1 January
7,664
9,358
Current service cost
145
183
Interest cost
318
105
Actuarial (gains)/losses and currency effects
338
(1,785)
Changes in notional contribution liability and other

effects
56
67
Benefits paid
(284)
(258)
Losses/(gains) from curtailment, settlement or plan

amendment
91
(5)
Pension liabilities at 31 December
8,328
7,664
Fair value of plan assets at 1 January
5,213
6,404
Interest income
190
116
Return on plan assets (excluding interest income)
202
(622)
Company contributions
211
104
Benefits paid
(141)
(121)
Losses (gains) from curtailment, settlement or plan

amendment
113
(5)
Other effects
-
6
Foreign currency translation effects
(124)
(669)
Fair value of plan assets at 31 December
5,664
5,213
Net pension liability at 31 December
2,665
2,452
Represented by:
Asset recognised as non-current pension assets

(funded plan)
1,260
1,219
Liability recognised as non-current pension liabilities

(unfunded plans)
3,925
3,671
Pension liabilities specified by funded and unfunded

pension plans
8,328
7,664
Funded
4,404
3,994
Unfunded
3,925
3,670
Equinor recognised an actuarial loss from changes in financial assumptions in 2023. No changes in interest rate compared to year
end 2022, but other assumptions increased with
50

basis points. An actuarial gain was recognised in 2022.

Equinor Annual Report on Form 20-F 2023

Actuarial assumptions
Assumptions used to determine
benefit obligations in %
Rounded to the nearest quartile 2023 2022
Discount rate
3.75
3.75
Rate of compensation increase
4.00
3.50
Expected rate of pension increase
3.25
2.75
Expected increase of social security base amount (G-amount)
3.75
3.25
Weighted-average duration of the defined benefit obligation
13.25
13.50
The assumptions presented are for the Norwegian companies in Equinor which are members of

Equinor's pension fund. The defined
benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.
Sensitivity analysis
The table below presents an estimate of the potential effects of changes in discount rate and expected rate of pension increase for the
defined benefit plans. The following estimates are based on facts and circumstances as of 31 December

2023.

Discount rate
Expected rate of
pension increase
(in USD million) 0.50% -0.50% 0.50% -0.50%
Effect on:
Defined benefit obligation at 31 December 2023
(521)
587
494
(451)
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

Equinor Annual Report on Form 20-F 2023

Pension assets
The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and
real estate.
The table below presents the portfolio weighting as approved by the board of Equinor Pension for

2023. The portfolio weight during a
year will depend on the risk capacity.

Target portfolio
weight (in %) 2023 2022
Equity securities
33.6
32.9
30
-
38
Interest bearing investments
61.7
60.5
52
-
65
Real estate
4.7
6.6
5
-
10
Total
100.0
100.0
In 2023,
100
% of the equity securities and
13
% of bonds had quoted market prices in an active market.
87
% of bonds and 100% of
money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair
values are determined from external calculation models based on market observations from various sources.
In 2022,
44
% of the equity securities and
3
% of bonds had quoted market prices in an active market.
54
% of the equity securities,
97
% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.
For definition of the various levels, see note 28 Financial instruments and fair value measurement.
Estimated company contributions to be made to Equinor Pension in 2024 is approximately USD
109

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
When a provision for ARO is recognised, a corresponding amount is recognised as an increase of the related asset within property,
plant and equipment and is subsequently depreciated over the useful life of the asset. Any change in the present value of the
estimated expenditure is reflected as an adjustment to the provision and the corresponding adjustment to the carrying value of the
property, plant and equipment. When a decrease in the ARO related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of Depreciation, amortisation and net impairment in the Consolidated statement of income.
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

Equinor Annual Report on Form 20-F 2023

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
liabilities Total
Non-current portion at 31 December 2022
11,569
4,064
15,633
Current portion at 31 December 2022 reported

as Trade, other payables and
provisions
165
494
659
Provisions and other liabilities at 31 December 2022
11,734
4,558
16,292
New or increased provisions and other liabilities
488
443
931
Change in estimates
845
25
870
Amounts charged against provisions and other liabilities
(126)
(301)
(427)
Effects of change in the discount rate
(276)
13
(263)
Reduction due to divestments
(403)
97
(306)
Accretion expenses
462
76
538
Reclassification, transfer and other
(174)
(1,387)
(1,561)
Foreign currency translation effects
(190)
62
(128)
Provisions and other liabilities at 31 December 2023
12,360
3,586
15,946
Non-current portion at 31 December 2023
12,171
3,133
15,304
Current portion at 31 December 2023 reported

as Trade, other payables and
provisions
190
452
642

Equinor Annual Report on Form 20-F 2023

Equinor's estimated asset retirement obligations (ARO) have increased by USD
626

million to USD
12,360

million at 31 December
2023 compared to year-end 2022. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
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
Line item Reclassification, transfer and other includes USD
1,388

million related to SDFI liability. See note 27 Related parties for further details.
Sensitivities with regards to discount rate on the total ARO portfolio
The discount rate sensitivity has been calculated by assuming a reasonably possible change of
1.3

percentage points.
An increase in the discount rate of
1.3

percentage points would reduce the ARO liability by USD
1,994

million. A corresponding
reduction would increase the liability by USD
2,507

million. See note 3 Climate change and energy transition for sensitivity with regards to change in the removal year.

Expected timing of cash outflows
(in USD million)
Asset retirement
obligations
Other

provisions and
liabilities Total
2024 - 2028
1,512
2,580
4,092
2029 - 2033
997
342
1,339
2034 - 2038
2,605
134
2,739
2039 - 2043
4,610
(42)
4,568
Thereafter
2,636
572
3,208
At 31 December 2023
12,360
3,586
15,946
24 Trade, other payables and provisions

At 31 December
(in USD million) 2023 2022
Trade payables
5,317
6,207
Non-trade payables and accrued expenses
2,210
2,688
Payables due to participation in joint operations and

similar arrangements
2,283
2,074
Payables to equity accounted associated companies

and other related parties
1,242
1,479
Total financial trade and other payables
11,052
12,449
Current portion of provisions and other non-financial

payables
819
903
Trade, other payables and provisions
11,870
13,352
Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 23
Provisions and other liabilities and in note 26 Other commitments, contingent liabilities and contingent assets. For information

Equinor Annual Report on Form 20-F 2023

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
Short term leases (12 months or less) and leases of low value assets are expensed or (if appropriate)

capitalised as incurred,
depending on the activity in which the leased asset is used.
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

Information related to lease payments and lease

liabilities
(in USD million) 2023 2022
Lease liabilities at 1 January
3,667
3,562
New leases, including remeasurements and cancellations
1,379
1,644
Gross lease payments
(1,590)
(1,484)
Lease interest
138
95
Lease repayments

(1,451)
(1,451)
(1,389)
(1,389)
Foreign currency translation effects
(25)
(149)

Equinor Annual Report on Form 20-F 2023

Lease liabilities at 31 December
3,570
3,667
Current lease liabilities
1,279
1,258
Non-current lease liabilities
2,291
2,409
Equinor recognised revenues of USD
337

million in 2023 and USD
319

million in 2022 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor.
Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note

26 Other commitments, contingent liabilities and contingent assets.
A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 4 Financial risk and capital
management.

Non-current lease liabilities maturity profile
At 31 December
(in USD million) 2023 2022
Year 2 and 3
1,342
1,360
Year 4 and 5
470
483
After 5 years
478
566
Total repayment of non-current lease liabilities
2,291
2,409
The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 12 Property, plant and equipment.

Equinor Annual Report on Form 20-F 2023

26 Other commitments, contingent liabilities and contingent

assets

Accounting policies
Estimation uncertainty regarding levies
Equinor’s global business activities are subject to taxation on income and indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters and public fiscal balances, by issuing new laws or other regulations stipulating changes in income tax, value added tax, tax on emissions, customs duties or other levies which may affect profitability and even the viability of Equinor’s business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations. Equinor’s legal department, together with local legal representatives, estimate the outcome from such legal disputes based on first-hand knowledge. Such estimates may differ from the actual results.
--------------------------------------------------------------------------------------------------------------------------------
Contractual commitments
Equinor had contractual commitments of USD
11,259

million as of 31 December 2023. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities. It also includes Equinors’ estimated expenditures related to
commitments to drill a certain number of wells, commitments which sometimes can be a prerequisite to be awarded oil and gas
exploration and production licences.
At the end of 2023, Equinor was committed to participate in
34

wells, with an average ownership interest of approximately
46
%.
Equinor's share of estimated expenditures to drill these wells amounts to USD
609

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
3,600

million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced.

For commenced leases, please refer to note 25 Leases.
Nominal minimum other long-term commitments at 31 December 2023:

(in USD million)
2024
2,659
2025
1,972
2026
1,615
2027
1,187
2028
1,010
Thereafter
6,775
Total other long-term commitments
15,218

Equinor Annual Report on Form 20-F 2023

Guarantees
Equinor has guaranteed for its proportionate share of some of our associates’

long-term bank debt, payment obligations under
contracts, and certain third-party obligations. The total amount guaranteed at year-end 2023 is USD
1,564

million. The book value of
the guarantees is immaterial.
Contingent liabilities and contingent assets
Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC (“PIUL”) was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields
Project in central Algeria). Following a suspension of activity in 2013, PIUL issued multiple

Variation Order Requests (“VoRs”) related
to the costs incurred for stand-by and remobilization costs. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD
533

million, of which Equinor holds
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

Energy AS under the Double Tax Treaty
Brazil has with Norway. The lawsuit relates to services without transfer of technology on fields where Equinor is a partner. Court proceedings through several levels in the legal system have been ongoing, and a final verdict has not yet been reached. Withholding
tax has not been paid since 2014. Equinor's share of maximum exposure in the case at year end 2023 is estimated at approximately
USD
159

million. Although Equinor continues to be of the view that all applicable tax regulations have been applied in the case, recent
developments in similar litigation in Brazil have led to an updated evaluation of the likelihood of loss, and Equinor has provided for the
best estimate in the case as income tax expense.
Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras,
Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. The case was appealed by the plaintiff and
Equinor has filed counter arguments. At the end of 2023, the acquired interest remains on Equinor’s balance sheet, where the assets
related to phase 1 have been reclassified to property, plant and equipment and the assets related to phase 2 are presented as intangible assets, all of which are part of the Exploration & Production International (E&P International)

segment.
Brazilian law creating uncertainty regarding certain tax incentives
Equinor is currently part in two legal matters in the state of Rio de Janeiro in Brazil related to a law requiring taxpayers that benefits
from ICMS tax incentives (i.e. Repetro) to deposit
10
% of the savings made from such benefits into a state fund. Equinor is of the
opinion that specific incentives so far relevant for the Roncador and Peregrino fields are not in scope of the law, while the state of Rio
de Janeiro requires deposits to be paid with the addition of fines and interest. While legal developments in 2023 have included
clarification from the Supreme Court that the law is constitutional, subject to a final ruling, Equinor’s litigation in the matter continues,
mainly related to the law’s impact specifically for Repetro and other state tax incentives. Equinor believes that our view in the matter
will ultimately be upheld by the courts, and no amounts have consequently been provided for in the financial statements. At year-end
2023, the maximum exposure for Equinor in the matter has been estimated to be a total of USD
114

million.

KKD oil sands partnership
Canadian tax authorities have issued a notice of reassessment for 2014 for Equinor's Canadian subsidiary which was party to
Equinor's divestment of
40
% of the KKD Oil Sands partnership at that time. The reassessment adjusts the allocation of the proceeds
of disposition of certain Canadian resource properties from the partnership. Maximum exposure is estimated to be approximately USD
380

million. Following an administrative appeal process with Canadian tax authorities, Equinor commenced court proceedings in the
matter in 2023. While the court process may take several years, the reassessment will impact Equinor’s tax paying position while the
proceedings are ongoing. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has
a strong position. No amounts have consequently been provided for in the financial statements.
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

Equinor Annual Report on Form 20-F 2023

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

31 December 2023, the Norwegian State had an ownership interest in Equinor of
67.0
% (excluding Folketrygdfondet, the Norwegian
national insurance fund, of
3.6
%). This ownership structure means that Equinor participates in transactions with many parties that are
under a common ownership structure and therefore meet the definition of a related party.
For accounting policies and accounting judgement related to transactions with the Norwegian State,

see note 7 Total revenues and
other income. Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD
10.1

billion, USD
12.6

billion
and USD
9.6

billion in 2023, 2022 and 2021, respectively. Payables to equity accounted associated companies and other related parties specified in note 24 Trade and other payables are mostly related to these purchases, and is included in the below table within
Trade, other payables and provisions. In addition, Equinor sells in its own name, but for the Norwegian State’s account and risk, the
Norwegian State’s gas production.
Trade and other receivables include a receivable from the Norwegian State under the Marketing Instruction in relation to the state’s
(SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD
0.1

billion. At year-end 2022, the
corresponding estimated amount of USD
1.5

billion was classified as a non-current item and included within Prepayments and financial receivables. The decrease is mainly related to reduced cost price for gas storage volume and realised gains in the period. A
corresponding non-current liability of USD
0.1

billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary, and is included within Provisions and other liabilities in the below table. The estimated total non-
current liabilities to SDFI amount to USD
0.8

billion at 31 December 2023 (USD
2.1

billion at year end 2022).
In addition, the line-item Finance debt, which form part of the sub-total Total current liabilities, includes a liability of USD
0.9

billion to
SDFI due to cash received for collateral deposits requirement (
0

at year end 2022).
Transactions with the Norwegian State related to Equinor’s share buy-back programme are presented in note 20 Shareholders’ equity,
capital distribution and earnings per share.
Other transactions
In its ordinary business operations, Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum
products, with companies in which Equinor has ownership interests.
Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the
Norwegian Ministry of Energy. Gassco’s activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this
respect amounted to USD
1.0

billion in 2023, USD
1.2

billion and USD
1.0

billion in 2022 and 2021 respectively. The stated amounts
represent Equinor’s capacity payment net of Equinor’s own ownership interests in Gassco operated infrastructure. In addition, Equinor manages, in its own name, but for the Norwegian State’s account and risk, the Norwegian State’s share of the Gassco costs. These
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
Related party transactions with management are presented in note 8 Salaries and personnel expenses.

Related party transactions
due to Equinor’s share buy-back programme are presented in note 20 Shareholders’

equity, capital distribution and earnings per
share. Outstanding balances to related parties split on SDFI and other related parties are presented in the below table. All related
party transactions are carried out on market terms.

Equinor Annual Report on Form 20-F 2023

At 31 December 2023
Norwegian State's Direct
Financial Interests
Equity accounted
associated companies
and other related
parties
Third parties Total amount
(in USD million)
Assets
Prepayments and financial receivables
-
103
1,188
1,291
Trade and other receivables
1,007
49
15,877
16,933
Liabilities
Non-current provisions and other liabilities
850
-
14,454
15,304
Trade, other payables and provisions
1,195
47
10,628
11,870
Current finance debt

893
-
5,103
5,996
At 31 December 2022
Norwegian State's Direct
Financial Interests
Equity accounted
associated companies
and other related
parties
Third parties Total amount
(in USD million)
Assets
Prepayments and financial receivables
1,461
61
541
2,063
Trade and other receivables
1,103
173
21,176
22,452
Liabilities
Non-current provisions and other liabilities
2,072
-
13,561
15,633
Trade, other payables and provisions
1,419
60
11,873
13,352
Current finance debt

-
-
4,359
4,359
28 Financial instruments and fair value measurement
Accounting policies
Financial assets
Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset.
Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Current
financial investments are primarily accounted for at amortised cost.
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

Equinor Annual Report on Form 20-F 2023

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
Derivative financial instruments
Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest
rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a
derivative contract is entered into and are subsequently remeasured at fair value through profit and loss. The impact of commodity-
based derivative financial instruments is recognised in the Consolidated statement of income as part of Revenues,

as such derivative
instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other
derivative financial instruments is reflected under Net financial items.
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
Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument are accounted for as
financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements,

also referred to as own-use, are not
accounted for as financial instruments. Such sales and purchases of physical commodity volumes and power are reflected in the
Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively.
This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, as well as for some
contracts for the purchase or sale of power.
For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not
qualifying as own use prior to settlement, the changes in fair value are included in Gain/loss on commodity derivatives. When these
derivatives are physically settled, the previously recognised unrealised gain/loss is included in Physically settled commodity
derivatives. Both these elements are included as part of Revenues. The physical deliveries made through such contracts are included
in Revenue from contracts with customers at contract price.
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
In Equinor, this mainly relates to certain natural gas sales contracts where the pricing formula references power.
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

At 31 December 2023 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

559
559
Non-current financial investments 16
75
3,366
3,441
Prepayments and financial receivables 16
341
950
1,291
Trade and other receivables 18
16,193
740
16,933
Current derivative financial instruments

1,378
1,378

Equinor Annual Report on Form 20-F 2023

Current financial investments 16
28,822
402
29,224
Cash and cash equivalents 19
7,767
1,875
9,641
Total

53,198
7,580
1,690
62,467
At 31 December 2022 Fair value
through profit
or loss
Non-financial
assets
Total carrying
amount (in USD million) Note Amortised cost
Assets
Non-current derivative financial instruments

691
691
Non-current financial investments 16
117
2,616
2,733
Prepayments and financial receivables 16
1,658
404
2,063
Trade and other receivables 18
21,611
841
22,452
Current derivative financial instruments

4,039
4,039
Current financial investments 16
29,577
300
29,876
Cash and cash equivalents 19
12,473
3,106
15,579
Total

65,436
10,752
1,245
77,433

Equinor Annual Report on Form 20-F 2023

At 31 December 2023
Amortised
cost
Fair value
through
profit or loss
Non-financial
liabilities
Total
carrying
amount (in USD million) Note
Liabilities
Non-current finance debt 21
22,230
22,230
Non-current derivative financial instruments

1,795
1,795
Trade, other payables and provisions 24
11,052
819
11,870
Current finance debt 21
5,996
5,996
Dividend payable
2,649
2,649
Current derivative financial instruments

1,619
1,619
Total

41,927
3,414
819
46,159
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

Equinor Annual Report on Form 20-F 2023

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

(in USD million)
Non-current
financial
investments
Non-current
derivative
financial
instruments
- assets
Current
financial
investments
Current
derivative
financial
instruments
- assets
Cash
equivalents
Non-current
derivative
financial
instruments
- liabilities
Current
derivative
financial
instruments
- liabilities
Net fair
value
At 31 December 2023
Level 1
1,294
0
-
6
0
-
1,300
Level 2
1,528
104
402
1,195
1,875
(1,754)
(1,577)
1,773
Level 3
543
455
177
(42)
(41)
1,092
Total fair value
3,366
559
402
1,378
1,875
(1,795)
(1,619)
4,166
At 31 December 2022
Level 1
903
-
-
25
-
(60)
868
Level 2
1,222
97
300
3,722
3,106
(2,352)
(3,952)
2,143
Level 3
491
594
292
(24)
(94)
1,259
Total fair value
2,616
691
300
4,039
3,106
(2,376)
(4,106)
4,270
Level 1, fair value based on prices quoted in an active market for identical assets or liabilities,

includes financial instruments actively
traded and for which the values recognized in the Consolidated balance sheet are determined based on observable prices on identical
instruments. For Equinor this category will, in most cases, only be relevant for investments in listed equity securities and government
bonds.
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
The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques
with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The
discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows
adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit

Equinor Annual Report on Form 20-F 2023

premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when
applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within
current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could
have been applied when determining the fair value of these contracts, would be to extrapolate the last observable forward prices with
inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD
0.3

billion at end of 2023, while at end of 2022 the increase in fair value was approximately

USD
0.5

billion.
During 2023 the financial instruments within level 3 have had a net decrease in fair value of USD
167

million, of which a loss of USD
191

million was recognised in the Consolidated statement of income, mainly due to changes in fair value of certain embedded
derivatives and earn-out agreements. During 2022, the same financial instruments had a net increase in fair value of USD
416

million,
of which a gain of USD
370

million was recognised in the Consolidated statement of income.
29 Subsequent events
Swap of US Offshore Wind assets
In January 2024, Equinor entered into a swap agreement with bp. Equinor will acquire bp’s
50
% share and take full ownership of
Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects, while bp will acquire Equinor’s
50
% share and
take full ownership of Beacon Wind Holdings LLC, including the Beacon Wind lease and projects. It is anticipated that Equinor will
consolidate Empire Wind and derecognise its
50
% share of Beacon Wind in the first quarter of 2024. Equinor will also acquire bp's
50
% interest in the South Brooklyn Marine Terminal (SBMT) lease. The transaction, pending regulatory approvals, is anticipated to be cash neutral, with the exception of standard cash and working capital settlements and will be recognised in the REN segment.