Form 20-F/A
period 2023-12-31
EQUINOR ASA
filed 2024-03-21
CIK 1140625

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
☐
Yes

☒

No

EXPLANATORY NOTE
The sole purpose of this Amendment No. 1 to Equinor ASA’s Annual report on Form 20-F for the fiscal year ended
December 31, 2023 (the “Form 20-F”), filed with the Securities and Exchange Commission on March 21, 2024 is
to correct hyperlinks to Exhibits 1, 2.1, 2.5, 8, 11, 12.1, 12.2, 13.1, 13.2, 15.1, 15.2, 15.3, 15.4, 15.5, 15.6, 15.7,
15.8 and 17 in Item 19.
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