Form 20-F
period 2024-12-31
EQUINOR ASA
filed 2025-03-20
CIK 1140625

Equinor 2024 Annual Report on Form 20-F  1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark one)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-15200
Equinor ASA
(Exact Name of Registrant as Specified in Its Charter)
N/A
(Translation of Registrant’s Name Into English)
Norway
(Jurisdiction of Incorporation or Organization)
Forusbeen 50, NO-4035, Stavanger, Norway
(Address of Principal Executive Offices)
Torgrim Reitan
Chief Financial Officer
Equinor ASA
Forusbeen 50, NO-4035
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
requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None
Equinor 2024 Annual Report on Form 20-F  2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares of NOK 2.50 each                                                   2,944,733,144
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
Item 17  ☐
Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☒ No
Equinor 2024 Annual Report on Form 20-F  3
Equinor 2024 Annual Report on Form 20-F  4
CONSOLIDATED FINANCIAL STATEMENTS79
Equinor 2024 Annual Report on Form 20-F  5
INTRODUCTION
Unless otherwise indicated, all references herein to “we”, “our”, the “company”, the “group” or “Equinor” are references to Equinor
ASA and its consolidated subsidiaries.
This document is our annual report on Form 20-F for the year ended 31 December 2024 (“2024 Form 20-F”). Reference is made to our Norwegian Annual Report for 2024 which is attached hereto as Exhibit 15.4 (the “2024 Annual Report”), our 2024 Oil And Gas
Reserves Report which is attached hereto as exhibit 15.5 (the “2024 Oil And Gas Reserves Report”), our 2024 Remuneration
Report which is attached hereto as exhibit 15.6 (the “2024 Remuneration Report”), our Remuneration Policy which is attached hereto as exhibit 15.7 (the “2024 Remuneration Policy”), and our 2024 Board statement on corporate governance which is attached hereto as exhibit 15.9 (the “2024 Corporate Governance Report”). Only (i) the information included in this 2024 Form 20-F, (ii) the information in the 2024 Annual Report, the 2024 Oil And Gas Reserves Report, the 2024 Remuneration Report, the 2024
Remuneration Policy and the 2024 Corporate Governance Report that is incorporated by reference in this 2024 Form 20-F (excluding, in each case, any page or section references incorporated or referenced in the incorporated material), and (iii) the other exhibits to this 2024 Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 4, 2023 (File No. 333-271647), and Registration
Statement on Form S-8 filed on February 9, 2022 (File No. 333-262601) and any other documents filed by us pursuant to the
Securities Act of 1933, as amended, which purport to incorporate by reference the 2024 Form 20-F. Unless otherwise indicated, references to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Any other information shall not be deemed to be so incorporated by reference.
In addition to the information set out below, the information set forth in Section 5.6 Other definitions and abbreviations of the 2024
Annual Report is incorporated herein by reference.
The 2024 Annual Report contains references to our website (https://www.equinor.com). Information on our website or any other website referenced in the 2024 Annual Report is not incorporated into this document and should not be considered part of this document.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the
SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
The information about Equinor’s competitive position in this 2024 Form 20-F (including the information in the 2024 Annual Report that is incorporated by reference herein) is based on several sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.
Sustainability-related statements
Materiality, as used in the context of sustainability, is distinct from, and should not be confused with, such term as defined for SEC reporting purposes. Any issues or topics identified as material for purposes of sustainability in the 2024 Annual Report, including the materiality assessment undertaken by Equinor based on European Sustainability Reporting Standards, are therefore not necessarily material as defined for SEC reporting purposes.
Equinor 2024 Annual Report on Form 20-F  6
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles (i.e,
IFRS Accounting Standards in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:
a)Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b)Return on average capital employed (ROACE)
c)Organic capital expenditures
d)Gross capital expenditures (Gross capex)
e)Cash flow from operations after taxes paid (CFFO after taxes paid)
f)Net cash flow before capital distribution and net cash flow
g)Adjusted operating income and adjusted operating income after tax (previously named Adjusted earnings and Adjusted earnings after tax)
h)Adjusted net income
i)Adjusted earnings per share (Adjusted EPS)
For more information on the calculation and reconciliation of these non-GAAP financial measures, see “Item 5. Operating and
Financial Review and Prospects—B. Liquidity and capital resources—Use and reconciliation of non-GAAP financial measures.”
Equinor 2024 Annual Report on Form 20-F  7
FORWARD-LOOKING STATEMENTS
This 2024 Form 20-F (including information incorporated herein from the 2024 Annual Report) contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections incorporated by reference in Item 4 of this 2024 Form 20-
F. In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "commit", "could", "estimate", "expect",
"intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including: the commitment to develop as a broad energy company and diversify our energy mix; the ambition to be a leading company in the energy transition;
ambition to reach net zero by 2050 and expectations regarding progress on our energy transition plan; our ambitions regarding reduction in operated emissions and net carbon intensity and allocation of investments to renewables and low carbon solutions; our ambitions and expectations regarding decarbonisation; our ambition to maintain value in oil and gas, focus on high value growth in renewables and contribute to maturing CCS and hydrogen markets; aims, expectations and plans for renewables production capacity and power generation, CO2 transport and storage, investments in renewables and low-carbon solutions and the balance between oil and gas and renewables production; our expectations and estimates regarding future operational performance, including oil and gas and renewable power production, with respect to net carbon intensity, operated emissions, carbon and methane intensity and flaring reductions; our internal carbon price and other financial metrics for investment decisions; break-even considerations and targets;
robustness of our portfolio; contributions to energy security; aims and expectations regarding Equinor’s resilience across different climate scenarios; future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, and development of CCS and hydrogen businesses; plans to develop fields; our intention to optimise and mature our portfolio; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price assumptions; expectations and plans regarding capital expenditures; future financial performance, including earnings, cash flow, liquidity, net debt to capital employed* and return on average capital employed (ROACE)*; the ambition to grow cash flow and returns;
expectations regarding cash flow and returns from our oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; organic capital expenditures* for 2025; expectations and plans regarding development and execution of projects and businesses; expectations and ambitions regarding costs, including the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy, including ambitions regarding allocation of research and development capital towards renewables and low carbon-solutions; expectations related to production levels, unit production cost, investments, exploration activities, discoveries and development in connection with our ongoing transactions and projects; our expectations and plans regarding diversity and inclusion and employee training; plans and expectations regarding completion and results of acquisitions, disposals, joint ventures and other contractual arrangements and delivery commitments; plans, ambitions and expectations regarding recovery factors and levels, future margins and future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; plans and expectations regarding processes related to human rights laws, corporate structure and organizational policies; expectations and ambitions relating to digitalisation and technological innovation, including the role and contribution of AI;expectations regarding role and composition of the board and our remuneration policies; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure, our liquidity levels and management of liquidity reserves; future credit ratings; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; projected outcome, impact or timing of
HSE regulations; HSE goals and objectives of management for future operations; ambitions and plans relating to our environmental policy; our ambitions and plans regarding biodiversity (including our aim to develop a net-positive impact approach for projects), circular economy and value creation for society; expectations and plans regarding pollution control; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; ambitions regarding capital distributions and expected amount and timing of dividend payments and the implementation of our share buy-back programme.
You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward- looking statements for many reasons, including the risks factors incorporated in Item 3.D of this 2024 Form
20-F.
Forward-looking statements are not guarantees of future performance. They reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including worsening trade relations; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the
Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-
Equinor 2024 Annual Report on Form 20-F  8
compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and retain personnel;
ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; actual or perceived non-compliance with legal or regulatory requirements; and other factors discussed elsewhere in this
2024 Form 20-F.
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
The reference to any scenario in this report, including any potential net-zero scenarios, does not imply Equinor views any particular scenario as likely to occur. Third- party scenarios discussed in this report reflect the modeling assumptions and outputs of their respective authors, not Equinor, and their use by Equinor is not an endorsement by Equinor of their underlying assumptions, likelihood or probability. Investment decisions are made on the basis of Equinor’s separate planning process. Any use of the modeling of a third- party organization within this report does not constitute or imply an endorsement by Equinor of any or all of the positions or activities of such organization.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this 2024 Form 20-F, either to make them conform to actual results or changes in our expectations.
Equinor 2024 Annual Report on Form 20-F  9
Part I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer Statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reason for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The information in Section 5.2 Risk factors of Chapter 5 on pages 291 - 297 of the 2024 Annual Report is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Equinor ASA was incorporated on 18 September 1972, is a public limited liability company organised under the laws of Norway and is subject to the provisions of the Norwegian Public Limited Liability Companies Act. Equinor’s head office is located at Forusbeen
50, 4035 Stavanger, Norway. The telephone number of its principal place of business is +47-5199-00 00.
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•Key events in 2024 on page 8;
•Section 1.1 We are Equinor of Chapter 1 on pages 11 - 12;
•Section 1.2 Our history: five decades of progress of Chapter 1 on page 13;
•The information under the sub-heading “Project pipeline” under the heading “The future of our oil and gas portfolio”
in Section 2.1 of Chapter 2 on page 44;
•Strategic progress in Section 2.1 of Chapter 2 on page 49;
Equinor 2024 Annual Report on Form 20-F  10
•The information under the sub-heading “Investments” under the heading “Strategic Financial Framework” in
Section 2.2 Financial performance of Chapter 2 on page 55; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
The information set forth in the third and fourth paragraphs of the section entitled “Introduction” of this 2024 Form 20-F is also incorporated herein by reference. See also notes 5 Segments and 6 Acquisitions and disposals to the Consolidated financial statements.
B.Business Overview
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•The information set forth in the first paragraph under the sub-heading "Adjusting ambitions to realities" under the heading "A message from the Chair and CEO" on page 7;
•Section 1.1 We are Equinor of Chapter 1 on pages 11 - 12;
•Section 1.3 The world in which we operate of Chapter 1 on page 14;
•Section 1.4 Our strategy and transition ambitions of Chapter 1 on pages 15-17;
•Section 1.5 Our business of Chapter 1 on pages 18 - 24;
•Section 2.1 Operational performance of Chapter 2 on pages 37 -  51;
•The information under the sub-heading “Portfolio composition” under the heading “Strategic financial framework ”
in Section 2.2 of Chapter 2 on page 55;
•Our market perspective in Section 2.2 of Chapter 2 on pages 56 - 57;
•The graphic titled “E&P International financial results by country” under the sub-heading “E&P International” under the heading “Financial performance” in Section 2.2 of Chapter 2 on page 60;
•The graphic titled “REN – Financial information” under the sub-heading “REN” under the heading “Financial
Performance” in Section 2.2 of Chapter 2 on page 63;
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.;
•Nature in Section 2.3 of Chapter 2 on page 74;
•Human rights in Section 2.3 of Chapter 2 on page 75;
•Health and safety in Section 2.3 of Chapter 2 on page 76; and
•Security in Section 2.3 of Chapter 2 on page 77.
See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements.
The information about Equinor’s competitive position in the sections of the 2024 Annual Report that are incorporated by reference herein is based on several sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.
Applicable laws and regulations
Equinor operates in around 30 countries and is exposed and committed to compliance with numerous laws and regulations globally. The first graphic in Section 1.5 Our business on page 18 in Chapter 1 and the risks set forth under the heading “Policies and legislation” in Section 5.2 Risk factors on page 300 of Chapter 5 of the 2024 Annual Report are also incorporated herein by reference.
This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and in particular in the countries of Equinor’s core activities.
Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:
•Corporate income tax regimes; and
•Production sharing agreements (PSAs)
Equinor 2024 Annual Report on Form 20-F  11
Equinor is also subject to a wide variety of laws and regulations concerning its products, operations and activities, including without limitations laws and regulations relating to health, safety and environment (HSE). Relevant laws and regulations include inter alia jurisdiction specific laws and regulations, international regulations, conventions or treaties, as well as EU directives and regulations.
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
PSA regimes
PSAs are normally awarded to the contractor parties after bidding rounds announced by the government. Main bid parameters are often minimum exploration programme and signature bonuses, allocation of profit oil and, in some cases, tax.
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
•The Norwegian State’s shareholding in Equinor is managed by the Ministry of Trade, Industry and Fisheries. The Ministry will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute the Norwegian State’s holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent
Equinor from raising additional capital in this manner and could adversely affect Equinor’s ability to pursue business opportunities. The information regarding the Norwegian State’s ownership in the information set forth under the heading “Major shareholders” in Section 5.1 Shareholder information and the risks set forth in “Ownership and actions by the Norwegian state” in
Section 5.2 Risk factors of the 2024 Annual Report are also incorporated herein by reference.
•The Norwegian State exercises important regulatory powers over Equinor, as well as over other companies and corporations on the NCS. As part of its business, Equinor or the partnerships to which Equinor is a party, frequently need to apply for licences
Equinor 2024 Annual Report on Form 20-F  12
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
The information regarding Equinor’s activities and shares in Equinor’s production licences on the NCS, set forth under the headings “EPN at a glance” in Section 1.5 of Chapter 1 on page 20, “Liquids and gas production” in Section 2.1 of Chapter 2 on page
42 and “The future of our oil and gas portfolio” in Section 2.1 of Chapter 2 on page 44 “of the 2024 Annual Report and the tables entitled “E&P Norway  Equinor operated fields, average daily entitlement production” and “E&P Norway - Partner fields, average daily entitlement production” under the heading “Production per field” in Item 4.D of this 2024 Form 20-F are incorporated herein by reference.
On 1 July 2022, the MPE decided that parts of the Norwegian Security Act would apply to Equinor. This enabled Equinor to receive and handle classified information from the authorities. In 2023, the MTIF and the MPE notified that the Security Act will apply in its entirety to Equinor as an undertaking engaging in activities which are of vital importance to fundamental national functions. The
Security Act entered into force 1 January 2019 and is designed to protect national security interests. The National Security Authority supervises undertakings which are subject to the act.
Equinor 2024 Annual Report on Form 20-F  13
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
The information regarding MMP’s activities set forth under the headings MMP at a glance” in Section 1.5 of Chapter 1 on page
22, “Midstream, marketing and processing” in Section 2.1 of Chapter 2 on page 40 and “Sold volumes in MMP” in Section 2.1 of
Chapter 2 on page 43 of the 2024 Annual Report is also incorporated herein by reference.
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
The vast majority of onshore minerals, including hydrocarbons, in every US state in which Equinor has onshore interests, belong to private individuals.
In order to explore for or develop hydrocarbons, a company must enter into a lease agreement with the applicable governmental agency for federal, state or tribal land, and for private lands, with each owner of the minerals the company wishes to develop. In each
Equinor 2024 Annual Report on Form 20-F  14
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
Each US state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These state agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to Equinor’s US onshore activities include: (a) Pennsylvania Department of Environmental Protection’s Office of Oil and Gas
Management, and (b) West Virginia Department of Environmental Protection. In addition, some state utility departments handle pipeline transportation within state boundaries, and each state also has its own department regulating environmental, health, and safety issues arising from oil and gas operations.
Brazil
In Brazil, licences are mainly awarded according to a concession regime or a production sharing regime (the latter specifically for areas within the pre-salt polygon area or strategic areas) by the Federal Government. All state-owned and private oil companies may participate in the bidding rounds provided they follow the bidding rules and meet the Brazilian National Agency of Petroleum, Natural
Gas and Biofuels (ANP)’s qualification criteria. The tender protocol issued for each bidding round contains the draft of the concession agreement or the production sharing agreement that the winners must adhere to without the possibility of negotiating its terms, i.e., all the agreements signed under a certain bidding round contain the same general provisions and only differ in the particular items presented in the offers. There is no restriction on foreign participation, provided that the foreign investor incorporates a company under the Brazilian law for signing the agreement and complies with the requirements established by the ANP.
Concession Regime
In the concession regime, the concessionary company assumes the risk of investing and finding – or not finding – oil or natural gas. The winning company has ownership of the oil and gas discovery in the conceded area. Through this model of contract, the company pays the government takes, such as the signature bonus, payment for the occupation or retention of the area (in the case of onshore blocks), royalties and, in the case of fields that produce large volumes, a special participation. The contracts are signed by the ANP on behalf of the Federal Union. In past bidding rounds the participants also had to offer a local content percentage as a firm commitment.
Generally, concessions are granted for a total period of 35 years and typically the exploration phase lasts from two to eight years, while the production phase may last 27 years from the declaration of commerciality. Concessionaires are entitled to request the extension of each of these phases, subject to ANP approval.
Production Sharing Regime
In bidding rounds involving the production sharing regime, applicable to areas located in the pre-salt polygon and other areas considered to be strategic, the law grants to the Brazilian government-controlled company Petroleo Brasileiro S.A. – Petrobras, a right of preference to be the sole operator in such areas, with a minimum 30% of participating interest. If this right is exercised, Petrobras may still participate in the bidding round and present offers for the remaining 70% under the same conditions applicable to other participants. As in the concession bidding rounds, companies may bid individually or together with other companies. The winners are required to form a consortium with Pre-Sal Petroleo S.A. (PPSA), a Brazilian state-owned company, which is responsible for managing the production sharing agreement and selling the production allocated to the Government under the profit oil. PPSA appoints 50% of the members of the operating committee, including the chairperson, in addition to certain veto rights and casting vote.
The current criteria for the evaluation of bidding offers under the production sharing regime is the offered percentage of oil and natural gas (that is, the largest portion of the exceeding oil). The winner will be the company which offers the highest percentage to the Government in accordance with the technical and economic parameters established for each block in the tender documents under a certain bidding round.
Production sharing contracts are signed by the Ministry of Mines and Energy on behalf of the Federal Government. Generally, the contracts are valid for a period of 35 years which, by law, cannot be extended. Of the two phases of the contract – exploration and production – the exploration phase may be extended provided that the total period of the contract remains as 35 years.
Equinor 2024 Annual Report on Form 20-F  15
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
Liability for pollution damage
The Norwegian Petroleum Act imposes strict liability for pollution damage regardless of fault. Accordingly, as a holder of petroleum licences on the NCS,Equinor is subject to statutory strict liability under the Petroleum Act as a result of pollution caused by spills or discharges of petroleum from petroleum facilities in any of Equinor’s licences.
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
The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission society in Norway by 2050. This act may influence our activities through plans and actions implemented by the state to achieve these targets. Norway has presented a Climate Plan 2021-2030 with an updated target of 55% reduction in GHG emissions in 2030 compared to 1990- levels. The Climate Plan states that the carbon cost for offshore oil and gas production in Norway is expected to increase to 2000 NOK/t CO2 towards 2030.
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
HSE regulation of upstream oil and gas activities in the US
Equinor’s upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor’s assets in
Pennsylvania and West Virginia), and in the US Gulf of Mexico.
Equinor 2024 Annual Report on Form 20-F  16
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
HSE regulation of upstream oil and gas activities in Brazil
Equinor’s oil and gas operations in Brazil must be conducted in compliance with a reasonable standard of care, taking into consideration the safety and health of workers and the environment. The Brazilian Petroleum Law (Law No. 9,478/97) describes the government’s policy objectives for the rational use of the country’s energy resources, including the protection of the environment. In addition to the Brazilian Petroleum Law, Equinor is also subject to many other laws and regulations issued by different authorities, including ANP, IBAMA, Federal Environmental Council (CONAMA) and Brazilian Navy. All those authorities have the power to impose fines in case of non-compliance with the respective rules. The concession and production sharing contracts also impose obligations on operators and consortium members, who are jointly and severally liable. They must, at their own account and risk, assume and fully respond to all losses and damages caused directly or indirectly by the applicable consortium’s operations and their performance, irrespective of fault, to the ANP, the Federal Government, third parties and the environment, without prejudice to any recourse rights which may have been agreed separately among the consortium members (such as in a joint operating agreement).
The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the implementation of the project and compliance measures to mitigate and control environmental impact. Equinor is subject to fines and even licence suspension and/or cancellation in case of non-compliance with such conditions.
In Brazil, Equinor is also required to have an emergency response system as per ANP Resolution No. 882/2022 to deal with emergency situations in its petroleum operations, as well as an oil spill response plan in accordance to CONAMA Resolution No.
398/2008, for each asset to minimise the environmental impact of any environmental unexpected situation that may generate spill of oil or chemical to sea.
Equinor 2024 Annual Report on Form 20-F  17
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
Regulations on reduction of carbon emissions
Although Equinor’s operations in Brazil are not subject to emissions taxes (CO2 limit) yet, a Bill of Law has recently been approved by the Brazilian congress for the establishment of a carbon market. The mechanisms of the carbon market will be implemented within a transition period of six years and Equinor’s activities in Brazil will be subject to a cap-and-trade system but the extent of restrictions and obligations will only be known after further regulation of the law.
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
Equinor’s onshore renewables positions currently mainly consist of solar, battery and wind farms in operation and development in
US, UK, Brazil, Poland and Denmark. The projects are mainly developed by the following wholly owned subsidiaries: (i) Rio Energy in
Brazil; (ii) East Point in US; (iii) Wento in Poland; and (iv) BeGreen in Denmark. Additionally, Equinor holds material equity share in a company named Noriker in UK.
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
Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the Iranian authorities.
No payments were made to Iranian authorities during 2024.
Equinor 2024 Annual Report on Form 20-F  18
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
Investment costs in the ordinary tax base (22%) will continue to be depreciated over six years. In the special tax base, investments are written off immediately in line with the cash-flow based tax system. Projects covered by the temporary rules introduced in 2020 have had a tax uplift of 12.4% in 2024. The temporary rules apply to investments covered by field or infrastructure plans (PDOs and PIOs) submitted to the MPE after 12 May 2020 and before 1 January 2023 and approved before 1 January 2024.
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
In addition, there are several indirect taxes, but indirect tax rate on exports is currently set to zero.
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
In December 2023, the Brazilian Congress approved an amendment to the Federal Constitution which aims to simplify the indirect tax system through the introduction of a multi-tiered value added tax (VAT) system, whereby VAT would be levied with a federal rate and a state and/or municipality rate. The states or municipalities would individually set their respective rates and administer the tax for the local element of the VAT, but the standard maximum aggregated rate is 26.5%. The implementation of the new VAT will be phased into effect over the next years. During the transition period existing taxes and new VAT will coexist. The amendment also includes an excise tax on the extraction, sale or commercialization of goods and services with a “harmful effect on health or environment” of up to 1% of the market value of extracted production. This excise tax is being called “selective tax”. A complementary law regulating the new VAT was enacted and established the specific rate of the excise tax at 0.25% for oil & gas.
The new tax law in Brazil also preserves suspensions or exemptions from certain indirect taxes for importation of capital goods into Brazil, such as Repetro-Sped.
Regarding income tax reform, the Federal Government has already submitted some measures that are still pending approval by
Congress, such as the institution of the Global Minimum Tax of 15%; the deduction of financial losses; and the increase corporate income taxes on interest on net equity (juros sobre capital próprio). Other specific proposals that are also part of the income tax reform may still be submitted this year, including the revision of the rules for taxation of financial transactions, Taxation on a Universal
Basis, and the taxation of large technology companies, which had already been indicated by the Government. In addition, there are many changes relating to income taxation that are already in force, such as transfer pricing rules; restrictions on deduction of interest on net equity; taxation of offshore funds; and review/control of tax benefits. The Federal Government has announced additional proposals to change the direct income tax to be discussed by Congress during 2025 and to be effective in 2026. While introducing a withholding tax on dividends paid by Brazilian incorporated entities was not among the measures announced, changes already announced were in relation to taxation of individuals, prohibition to establish or increase tax incentives depending on the economic results in 2025 and limitations to subventions and subsidies.
Equinor 2024 Annual Report on Form 20-F  19
Finally, the ratification of the new Brazil-Norway Convention to Avoid Double Taxation (DTT) signed in 2022 is ongoing. The
Decree that internalises the DTT has recently been approved at the House of Representatives and will be sent to the Senate. The new DTT has a text more aligned with the current OECD model tax convention. In the new DTT, Brazil expressly kept its rights to charge withholding income tax on fees from technical services, with a reduced tax rate of 10% (instead of the domestic 15%). This will impact services acquired from the Brazilian entities from Norwegian entities.
UK
The UK government introduced a 25% Energy Profits Levy (EPL) in May 2022, which was increased to 35% from January 2023.
The levy is charged on profits from oil and gas operations in the UK or on the UK Continental Shelf and is in addition to existing profit-
based taxes on the sector. The EPL increased the rate of tax on oil and gas company profits to 75% from January 2023, and was due to expire on 31 March 2028. However, following the UK General Election, the new Labour Government announced in their Budget on
30 October 2024 that the rate of EPL would increase to 38% from 1 November 2024, and will be extended until 31 March 2030. In addition, certain investment incentives (the Investment Allowance of 29%) are removed from 1 November 2024. The Government announced a commitment to consult with business during 2025 on what a replacement regime might look like to address future “price shocks” once the EPL regime expires in 2030.
In addition, the UK government also introduced the Electricity Generator Levy (EGL) which took effect from 1 January 2023. The
EGL imposes a tax of 45% on exceptional receipts generated from the production of wholesale electricity which is sold at an average price in excess of £75 per MWh. The EGL is scheduled to expire on 31 March 2028.
Disclosures regarding oil and gas operations
The 2024 Oil And Gas Reserves Report is incorporated herein by reference. See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements. The information set forth under the headings “Operational data”, “Sales prices” and “Sales volumes” in Section 2.1 Operational performance of the 2024 Annual Report is also incorporated herein by reference.
Supplementary oil and gas information pursuant to FASB Topic 932
The following information is reported pursuant to FASB Topic 932.

Capitalised cost related to oil and gas producing activities
Consolidated companies
	At 31 December
(in USD million)	2024	2023	2022

Unproved properties	5,229	5,022	5,917
Proved properties, wells, plants and other equipment	171,332	183,316	181,189

Total capitalised cost	176,561	188,338	187,106
Accumulated depreciation, impairment and amortisation	(124,739)	(132,902)	(133,584)

Net capitalised cost	51,823	55,436	53,523
Net capitalised cost related to equity accounted investments as of 31 December 2024 was USD 0 million, USD 0 million in 2023 and
USD 463 million in 2022. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line with the description below for result of operations for oil and gas producing activities.
Equinor 2024 Annual Report on Form 20-F  20

Expenditures incurred in oil and gas property acquisition, exploration and development activities
These expenditures include both amounts capitalised and expensed.
Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2024
Exploration expenditures	715	13	48	150	475	1,401
Development costs	5,099	692	490	1,232	1,721	9,234
Acquired proved properties	104	5	0	2,064	0	2,173
Acquired unproved properties	101	0	18	504	32	655

Total	6,019	710	556	3,950	2,228	13,463

Full year 2023
Exploration expenditures	662	16	35	310	253	1,276
Development costs	4,864	470	509	1,084	1,279	8,206
Acquired proved properties	0	1,271	0	0	0	1,271
Acquired unproved properties	352	5	0	6	18	381

Total	5,878	1,762	544	1,400	1,550	11,134

Full year 2022
Exploration expenditures	494	27	57	150	360	1,088
Development costs	4,483	320	379	712	965	6,859
Acquired proved properties	110	226	38	0	0	374
Acquired unproved properties	6	0	0	0	0	6

Total	5,093	573	474	862	1,325	8,327
Expenditures incurred in exploration and development activities related to equity accounted investments was USD 0 million in 2024,
USD 0 million in 2023 and USD 155 million in 2022.
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
USA) as presented in note 5 Segments to the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/
underlift position and royalty payments costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based derivatives within the upstream segments.
Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.
Equinor 2024 Annual Report on Form 20-F  21

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2024
Sales	80	14	495	114	73	776
Transfers	33,271	1,113	2,277	3,610	2,502	42,773
Other revenues	291	6	820	233	32	1,382

Total revenues	33,642	1,133	3,592	3,957	2,607	44,931

Exploration expenses	(513)	(15)	(33)	(219)	(443)	(1,223)
Production costs	(2,867)	(306)	(455)	(495)	(759)	(4,882)
Depreciation, amortisation and net impairment losses	(4,954)	(529)	(553)	(1,607)	(983)	(8,626)
Other expenses	(745)	(185)	12	(649)	(303)	(1,870)

Total costs	(9,079)	(1,035)	(1,029)	(2,970)	(2,488)	(16,601)

Results of operations before tax	24,563	98	2,563	987	119	28,330
Tax expense	(19,013)	469	(800)	(206)	(1,099)	(20,650)

Results of operations	5,550	567	1,763	781	(980)	7,680

Net income/(loss) from equity accounted investments	0	13	0	0	0	13
Equinor 2024 Annual Report on Form 20-F  22

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2023
Sales	62	107	533	127	92	921
Transfers	37,892	1,121	2,242	3,954	2,646	47,855
Other revenues	387	129	57	238	76	887

Total revenues	38,341	1,357	2,832	4,319	2,814	49,663

Exploration expenses	(476)	(20)	(37)	(322)	30	(825)
Production costs	(2,898)	(250)	(482)	(494)	(593)	(4,717)
Depreciation, amortisation and net impairment losses	(5,017)	(840)	(567)	(1,489)	(1,026)	(8,939)
Other expenses	(862)	(456)	19	(691)	(446)	(2,436)

Total costs	(9,253)	(1,566)	(1,067)	(2,996)	(2,035)	(16,917)

Results of operations before tax	29,088	(209)	1,765	1,323	779	32,746
Tax expense	(22,543)	34	(961)	(358)	(106)	(23,934)

Results of operations	6,545	(175)	804	965	673	8,812

Net income/(loss) from equity accounted investments	0	(13)	0	0	41	28
Equinor 2024 Annual Report on Form 20-F  23

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2022
Sales	155	554	615	166	88	1,578
Transfers	74,468	1,252	3,019	5,168	1,853	85,760
Other revenues	1,308	(203)	(1)	213	57	1,374

Total revenues	75,931	1,603	3,633	5,547	1,998	88,712

Exploration expenses	(366)	(249)	(69)	(220)	(320)	(1,224)
Production costs	(2,916)	(202)	(470)	(399)	(518)	(4,505)
Depreciation, amortisation and net impairment losses	(4,167)	(623)	(530)	(361)	(579)	(6,260)
Other expenses	(866)	(201)	3	(533)	(413)	(2,010)

Total costs	(8,315)	(1,275)	(1,066)	(1,513)	(1,830)	(13,999)

Results of operations before tax	67,616	328	2,567	4,034	168	74,713
Tax expense	(52,070)	(152)	(1,043)	2,458	361	(50,446)

Results of operations	15,546	176	1,524	6,492	529	24,267

Net income/(loss) from equity accounted investments	0	52	0	0	120	172

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

2024	6	26	13	5	19	7
2023	6	16	12	4	15	7
2022	6	13	12	4	21	7
Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement volumes (mboe) for the corresponding period.
Equinor 2024 Annual Report on Form 20-F  24
C.Organizational Structure
Exhibit 8 to this 2024 Form 20-F is incorporated herein by reference. The table within Exhibit 8 shows significant subsidiaries and significant equity accounted companies within the Equinor group as of 31 December 2024.
D.Property, Plant and Equipment
Equinor has interests in real estate in many countries throughout the world, including as part of certain developments and projects of Equinor or in which Equinor participates.
Equinor’s three largest office buildings are (i) its head office located at Forusbeen 50, Stavanger, Norway which comprises approximately 135,000 square meters of office space, (ii) its office building in Sandslivegen 90, Bergen, Norway which comprises approximately 99,488 square meters of office space, and (iii) its office building located at Fornebu on the outskirts of Oslo which comprises approximately 65,500 square meters. All three office buildings are leased by Equinor. Under a new lease agreement entered into in 2022 for the office building at Fornebu, Equinor has reduced its area to 51,563 square meters with effect from around the start of year 2024. The office building in Bergen is owned by Sandsliveien 90 AS, a subsidiary of Equinor Pensjon.
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•Section 1.5 Our business of Chapter 1 on pages 18 - 24;
•Section 2.1 Operational performance of Chapter 2 on pages 37 -  51;
•The information under the sub-heading “Investments” under the heading “Strategic Financial Framework” in
Section 2.2 Financial performance of Chapter 2 on page 55;
•The information under the sub-heading “Portfolio composition” under the heading “Strategic financial framework ”
in Section 2.2 of Chapter 2 on page 55; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
See also notes 12 Property, plant and equipment and 25 Leases to the Consolidated financial statements.
Production per field
The following tables show the regional production by field.
Equinor 2024 Annual Report on Form 20-F  25

E&P Norway - Equinor operated fields, average daily entitlement production
Field	Geographical area	Equinor's equity interest in %		On stream	Licence expiry date	Average production in 2024 mboe/day
Johan Sverdrup	The North Sea	42.63		2019	2036-2037	320
Troll Phase 1 (Gas)	The North Sea	30.55	1)	1996	2030	230
Oseberg	The North Sea	49.30		1988	2031	109
Aasta Hansteen	The Norwegian Sea	51.00		2018	2041	71
Gullfaks	The North Sea	51.00		1986	2036	71
Visund	The North Sea	53.20		1999	2034	50
Snøhvit	The Barents Sea	36.79		2007	2035-2047	48
Åsgard	The Norwegian Sea	35.01		1999	2027	41
Tyrihans	The Norwegian Sea	58.84		2009	2029	38
Gina Krog	The North Sea	58.70		2017	2032	37
Snorre	The North Sea	33.28		1992	2040	29
Martin Linge	The North Sea	51.00		2021	2027	25
Kvitebjørn	The North Sea	39.55		2004	2031	23
Breidablikk	The North Sea	39.00		2023	2030	23
Fram	The North Sea	45.00		2003	2040	18
Sleipner West	The North Sea	58.35		1996	2028	15
Statfjord Unit	The North Sea	40.17		1979	2040	12
Grane	The North Sea	36.61		2003	2030	12
Troll Phase 2 (Oil)	The North Sea	30.55	1)	1995	2030	10
Gudrun	The North Sea	36.00		2014	2032	10
Heidrun	The Norwegian Sea	13.04		1995	2045	9
Kristin	The Norwegian Sea	54.82		2005	2027-2033	8
Mikkel	The Norwegian Sea	43.97		2003	2028	7
Trestakk	The Norwegian Sea	59.10		2019	2029	6
Valemon	The North Sea	66.78		2015	2031	6
Alve	The Norwegian Sea	53.00		2009	2029	6
Tordis	The North Sea	41.50		1994	2040	5
Vigdis	The North Sea	41.50		1997	2040	5
Hyme	The Norwegian Sea	42.50		2013	2029	4
Njord	The Norwegian Sea	27.50		1997	2034	4
Statfjord East	The North Sea	29.25		1994	2040	4
Norne	The Norwegian Sea	39.10		1997	2026	3
Svalin	The North Sea	57.00		2014	2030	3
Sleipner East	The North Sea	59.60		1993	2028	3
Morvin	The Norwegian Sea	64.00		2010	2027	2
Urd	The Norwegian Sea	63.95		2005	2026	2
Utgard	The North Sea	38.44		2019	2028	2
Tune	The North Sea	50.00		2002	2031-2032	2
Gungne	The North Sea	62.00		1996	2028	2
Statfjord North	The North Sea	17.00		1995	2040	1
Sigyn	The North Sea	60.00		2002	2035	1
Sygna	The North Sea	28.03		2000	2040	0
Sindre	The North Sea	74.66	2)	2017	2026-2034	0
Gimle	The North Sea	74.66	2)	2006	2026-2034	0
Fram H Nord	The North Sea	49.20		2014	2035	0
Byrding	The North Sea	70.00		2017	2025-2035	0

Total Equinor operated fields						1,278
1)Adjusted equity interest from 1 September due to re-determination.
2)Unitization to Brime Unit
Equinor 2024 Annual Report on Form 20-F  26

E&P Norway - Partner operated fields, average daily entitlement production
Field	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2024 mboe/day
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2036	48
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	34
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029-2036	10
Goliat	The Barents Sea	35.00	Vår Energi ASA	2016	2042	8
Hanz	The North Sea	50.00	Aker BP ASA	2024	2036	4
Ærfugl Nord	The Norwegian Sea	30.00	Aker BP ASA	2021	2033	2
Marulk	The Norwegian Sea	33.00	DNO Norge AS	2012	2030	2
Enoch	The North Sea	11.78	Repsol Sinopec North Sea Ltd.	2007	2030	0

Total partner operated fields						108

Total E&P Norway						1,386
Equinor 2024 Annual Report on Form 20-F  27

E&P International - Average daily equity production
Field	Country	Equinor's equity interest in %	Operator	On steam	Licence expiry date	Average daily equity production in 2024 mboe/day
Americas (excluding US)						110
Peregrino	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	2040	50
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	1999	2052	27
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2015	2050	17
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HBP1)	10
Hibernia/Hibernia Southern Extension2)	Canada	Varies	Hibernia Management and Development Company Ltd.	1997	HBP1)	4
Bajo del Toro	Argentina	50.00	Yacimientos Petrolíferos Fiscales S.A.	2022	2055	2

Africa						173
Block 17	Angola	22.16	TotalEnergies E&P Angola S.A.	2001	2045	77
In Salah	Algeria	31.85	Sonatrach3)	2004	2027	27
			Eni In Salah Limited
			Equinor In Salah AS
Block 15	Angola	12.00	Esso Exploration Angola Block 15 Limited	2004	2032	24
Agbami7)	Nigeria	0.00	Star Deep Water Petroleum Limited (an affiliate of Chevron in Nigeria)	2008	2042	17
In Amenas	Algeria	45.90	Sonatrach3)	2006	2027	14
			Eni In Amenas Limited
			Equinor In Amenas AS
Block 31	Angola	13.33	Azule Energy Exploration (Angola) Limited	2012	2031	8
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2037	7

Eurasia						57
ACG8)	Azerbaijan	0.00	BP Exploration (Caspian Sea) Limited	1997	2049	23
Mariner6)	UK	65.11	Equinor UK Limited	2019	HBP1)	16
Buzzard6)	UK	29.89	CNOOC Petroleum Europe Limited	2007	2046	11
Statfjord Unit4)	UK	14.53	Equinor Energy AS	1979	HBP1)	4
Utgard4)	UK	38.00	Equinor Energy AS	2019	HBP1)	2
Barnacle5)	UK	100.00	Equinor UK Limited	2019	HBP1)	0

Total E&P International						340
1)Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.
2)Equinor's equity interests are 5.0% in Hibernia and 9.49% in Hibernia Southern Extension.
3)The complete name for Sonatrach is Société nationale de transport et de commercialisation d’hydrocarbures.
4)The Utgard and Statfjord Unit fields span the boundary between the Norwegian and UK continental shelves. In this table we report only volumes pertaining to the Equinor share in UKCS.
5)Actual production for Barnacle was 0.2 mboe/day.
6)In December 2024, Equinor announced its decision with Shell to create an incorporated joint venture (IJV) combining their UK upstream businesses, which will become the biggest independent oil and gas company on the UK continental shelf. The transaction has economic effect on 1 January 2025. Completion of the transaction remains subject to approvals and is expected by the end of 2025. For more information, see note 6 Acquisitions and disposals to the Consolidated financial statements.
7)On 6 December 2024, Equinor closed the transaction to sell its Nigerian business to Chappal Energies. Upon completion, Equinor divested its 20.21% stake in
Agbami, with Equinor effectively exiting the country.
8)On 29 November 2024, Equinor closed the transaction to sell its business in Azerbaijan. Upon completion, Equinor divested its 7.27% stake in Azeri Chirag
Gunashli (ACG) and its 8.71% stake in Baku-Tbilisi-Ceyhan (BTC).
Equinor 2024 Annual Report on Form 20-F  28

E&P USA - Average daily equity production
Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2024 mboe/day
Appalachian (APB)1)	US	Varies2)	Equinor/others3)	2008	HBP5)	213
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP5)	26
Vito	US	36.89	Shell Offshore Inc.	2023	HBP5)	26
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP5)	21
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP5)	14
Julia	US	50.00	ExxonMobil Corporation	2016	HBP5)	13
Jack	US	25.00	Chevron USA Inc.	2014	HBP5)	11
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP5)	9
Stampede	US	25.00	Hess Corporation	2018	HBP5)	7
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP5)	1
Heidelberg4)	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP5)	0

Total E&P USA						341
1)Appalachian basin contains Marcellus and Utica formations.
2)Equinor’s actual equity interest varies depending on wells and area.
3)Operators are Equinor USA Onshore Properties Inc, Chesapeake Operating LLC, Southwestern Production Company, Chief Oil & Gas LLC, and several other operators.
4)Actual production for Heidelberg was 0.3 mboe/day.
5)Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease(s) pooled therewith.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion does not address certain items in respect of 2022. A discussion of such items may be found in the Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on 21 March 2024.
A.Operating Results
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•Section 1.4 Our strategy and transition ambitions of Chapter 1 on pages 15-17;
•Section 1.5 Our business of Chapter 1 on pages 18 - 24;
•Section 2.1 Operational performance of Chapter 2 on pages 37 -  51;
•Strategic financial framework in Section 2.2 of Chapter 2 on pages 54 - 55;
•The information under the sub-heading “Group” under the heading “Financial Performance”  in Section 2.2 of
Chapter 2 on page 58;
•Capital distribution in Section 2.2 of Chapter 2 on page 65;
•Review of cash flows in Section 2.2 of Chapter 2 on page 66;
•Debt and liquidity management in Section 2.2 of Chapter 2 on page 67;
•Balance sheet and financial indicators in Section 2.2 of Chapter 2 on pages 68 - 70;
•Group outlook in Section 2.2 of Chapter 2 on page 70; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
Equinor 2024 Annual Report on Form 20-F  29
See also the information set forth under the heading “Applicable Laws and Regulations” in “Item 4―Information on the
Company―B. Business Overview” of this 2024 Form 20-F, and note 3 Climate change and energy transition to the Consolidated financial statements.
Financial Review
The following tables show the financial performance by reporting segment.

E&P Norway - Financial information
	For the year ended 31 December
(in USD million)	2024	2023	Change

Total revenues and other income	33,643	38,340	(12%)

Operating, selling, general and administrative expenses	(3,612)	(3,759)	(4%)
Depreciation, amortisation and net impairment losses	(4,954)	(5,017)	(1%)
Exploration expenses	(513)	(476)	8%

Net operating income/(loss)	24,564	29,088	(16%)

Additions to PP&E, intangibles and equity accounted investments	6,285	5,939	6%

	For the year ended 31 December
Operational information	2024	2023	Change

E&P Norway entitlement liquid and gas production (mboe/day)	1,386	1,374	1%
E&P Norway entitlement liquids production (mboe/day)	628	645	(3%)
E&P Norway entitlement gas production (mboe/day)	758	729	4%
Average liquids price (USD/bbl)	77.1	78.6	(2%)
Average internal gas price (USD/MMBtu)	9.47	12.20	(22%)
Financial Performance
E&P Norway revenues continued to remain strong for 2024 with slightly higher production than in 2023, even though lower gas prices during the year led to a decrease in net operating income and revenues compared to 2023. Other income in 2023 was positively impacted by gain from sale of ownership shares in the Statfjord area with USD 222 million.
The Statfjord area divestment, reduction in CO2 quota prices and some one-off effects decreased operating, selling, general and administrative expenses from 2023 to 2024. Initiatives to reduce overall cost have shown positive results in 2024 and are key to maintaining a lower cost level over time in addition to continued portfolio optimisation. However, during 2024 higher operation and maintenance activities on several fields partially offset the decrease.
Ramp-up of new fields and field-specific investments increased depreciation, amortisation and net impairment losses in 2024.
However, there was a negative impact in 2023 from an impairment of USD 588 million of a North Sea asset, compared to a less significant impairment of another asset in 2024. This, together with the reducing effect on the depreciation from previous year’s impairment, more than offset the increase from 2023 to 2024.
The exploration drilling activity level was higher in 2024 than in 2023 (30 wells this year compared to 28 wells last year), and higher average well cost and lower capitalisation rate led to an increase in exploration expenses in 2024. The increase was partially offset by lower seismic activities.
During 2024, additions to PPE, intangibles and equity accounted investments increased from 2023 mainly due to increased activity in the sanctioned projects portfolio both for Equinor- and partner operated projects.
Equinor 2024 Annual Report on Form 20-F  30

E&P International - Financial information
	For the year ended 31 December
(in USD million)	2024	2023	Change

Total revenues and other income	7,343	7,032	4%

Purchases [net of inventory]	85	(70)	N/A
Operating, selling, general and administrative expenses	(2,123)	(2,176)	(2%)
Depreciation, amortisation and net impairment losses	(2,064)	(2,433)	(15%)
Exploration expenses	(496)	(20)	>100%

Net operating income/(loss)	2,746	2,332	18%

Additions to PP&E, intangibles and equity accounted investments	3,191	4,376	(27%)

	For the year ended 31 December
Operational information	2024	2023	Change

E&P International equity liquid and gas production (mboe/day)	340	345	(2%)
E&P International entitlement liquid and gas production (mboe/day)	261	266	(2%)
Production sharing agreements (PSA) effects (mboe/d)	79	79	0%
Average liquids price (USD/bbl)	72.0	72.6	(1%)
Financial Performance
Total revenues and other income, as well as net operating income, remained strong and increased in 2024 compared to 2023. This increase is mainly due to the gain from the sale of the Nigerian business. This gain is offset by lower entitlement and lifted production, in addition to a decline in liquid commodity prices.
Losses on the sale of Corrib were included within operating, selling, general and administrative expenses in 2023, thereby showing an overall decrease in costs year-on-year. This decrease was partially offset by higher operating and maintenance activity levels in Brazil and the UK, as well as increased transportation costs and tariffs in Brazil.
The cessation of depreciation on the Azeri Chirag Gunashli (ACG) asset, following its classification as ‘held for sale’ at the end of
2023, is the main reason for the decrease in depreciation in 2024 compared to 2023. This decrease was partially offset by increased depreciation on the Buzzard field, which was depreciated for six months in 2023 after it was acquired 1 July 2023, as opposed to 11 months in 2024. Both Buzzard and Mariner were depreciated for 11 months in 2024 until they were classified as ‘held for sale’ in
December 2024, at which point further deprecation ceased.
Net impairment losses related to property, plant, and equipment decreased from USD 310 million in 2023 to USD 0 million in 2024. In
2023, the impairment was mainly related to the exit from Azerbaijan.
The increase in exploration expenses includes the effects of unsuccessful exploration campaigns in Canada, Brazil, and offshore
Argentina in 2024. This is in contrast to the capitalisation of previously expensed exploration wells in Brazil in 2023, which were deemed commercial.
The acquisition of Suncor Energy UK Limited in 2023 is the main reason for the reduction in additions to PP&E, intangibles and equity accounted investments in 2024 compared to 2023.
Equinor 2024 Annual Report on Form 20-F  31

E&P USA - Financial information
	For the year ended 31 December
(in USD million)	2024	2023	Change

Total revenues and other income	3,957	4,319	(8%)

Operating, selling, general and administrative expenses	(1,142)	(1,178)	(3%)
Depreciation, amortisation and net impairment losses	(1,607)	(1,489)	8%
Exploration expenses	(176)	(299)	(41%)

Net operating income/(loss)	1,031	1,353	(24%)

Additions to PP&E, intangibles and equity accounted investments	3,862	1,206	>100%

	For the year ended 31 December
Operational information	2024	2023	Change

E&P USA equity liquids and gas production (mboe/day)	341	363	(6%)
E&P USA entitlement liquid and gas production (mboe/day)	295	314	(6%)
Royalties (mboe/d)	46	49	(7%)
Average liquids price (USD/bbl)	64.5	64.4	0%
Average internal gas price (USD/mmbtu)	1.70	1.77	(4%)
Financial Performance
Entitlement production decreased due to lower production efficiency and hurricane impacts in US offshore. Additionally, curtailment of production and lower activity affecting the Appalachia onshore assets were the main drivers for the decrease in revenues in 2024 compared to 2023.
Operating, selling, general and administrative expenses decreased due to a legal settlement in the prior year for a previously owned asset. E&P USA experienced a decrease in operating expenses due to lower production from US offshore, which was partially offset by additional workover costs for certain US offshore assets. Furthermore, the decrease can also be attributed to lower cost asset base resulting from the transaction with EQT in the second quarter of 2024.
Depreciation and amortisation decreased in 2024 when compared to 2023, due to lower production in US offshore assets and previous year reserve additions. This was partially offset by an increase due to a change in the abandonment estimate for a late life asset impacting the full year of 2024.
Impairment reversals related to property, plant, and equipment amounted to USD 0 million in 2024. In 2023, impairment reversals amounted to USD 266 million primarily related to the assets in US offshore.
Decreased exploration expenses were driven by fewer exploration prospects in US offshore. In 2024, there was one exploration prospect while in 2023 there were four. The prospects in both 2023 and 2024 were non-commercial and were expensed accordingly.
Investments in 2024 are driven by the continued development of the Sparta project and additional wells on several US offshore assets. Additionally, the two transactions with EQT in the Appalachian Basin partner operated assets resulted in an increase in additions to PPE, intangibles and equity accounted investments from 2023. This increase was partially offset by a decrease from the
Appalachia operated assets impacting PPE disposals.
Equinor 2024 Annual Report on Form 20-F  32

MMP - Financial information
	For the year ended 31 December
(in USD million)	2024	2023	Change

Total revenues and other income	101,792	105,908	(4%)

Purchases [net of inventory]	(92,789)	(95,769)	(3%)
Operating, selling, general and administrative expenses	(4,919)	(4,916)	—%
Depreciation, amortisation and net impairment losses	(757)	(1,239)	(39%)

Net operating income/(loss)	3,326	3,984	(17%)

Additions to PP&E, intangibles and equity accounted investments	953	844	13%

	For the year ended 31 December
Operational information MMP	2024	2023	Change

Liquid sales volume (mmbbl)	1,008.8	956.3	5%
Natural gas sales Equinor (bcm)	63.6	58.9	8%
Natural gas entitlement sales Equinor (bcm)	53.2	53.2	—%
Power generation (GWh) Equinor share	1,982	2,298	(14%)
Realised piped gas price Europe (USD/MMBtu)	11.03	13.86	(20%)
Realised piped gas price US (USD/MMBtu)	2.00	2.09	(4%)
Financial performance
Total revenues and other income slightly decreased from 2023 to 2024 due to lower gas and oil sales prices in both Europe and North
America partially offset by higher gas and oil sales volumes.
Purchases [net of inventory] decreased from 2023 to 2024 due to lower prices for both gas and liquids, partially offset by an increase in liquid and gas sales volumes. The decrease in Operating expenses and selling, general and administrative expenses from 2023 to
2024 was mainly due to lower transportation costs and costs related to operating onshore plants, which was partially offset by higher costs related to developing low carbon projects.
Net operating income includes the net effect of gain on sale of assets, fair value change in commodity derivatives and storages, impairment reversals, changes in onerous provisions and operational storage value. During 2024, net operating income included impairment reversals of USD 158 million, in contrast to USD 343 million of net impairments in the prior year. Current year result is mostly explained by a strong contribution of piped gas and LNG trading along with a positive result from Crude and LPG.
The main driver for the increase in additions to PPE from 2023 to 2024 are higher investments in projects related to onshore plants.
Depreciation, amortisation and impairment decreased from 2023 to 2024 driven by the impairment of refinery assets in previous year.
Equinor 2024 Annual Report on Form 20-F  33

REN - Financial information
	For the year ended 31 December
(in USD million)	2024	2023	Change

Revenues third party, other revenue and other income	216	50	>100%
Net income/(loss) from equity accounted investments	100	(33)	N/A

Total revenues and other income	317	17	>100%

Operating, selling, general and administrative expenses	(687)	(462)	49%
Depreciation, amortisation and net impairment losses	(306)	(312)	(2%)

Net operating income/(loss)	(676)	(757)	11%

Additions to PP&E, intangibles and equity accounted investments	2,153	2,007	7%

	For the year ended 31 December
Operational information	2024	2023	Change

Renewables power generation (TWh) Equinor share	2,802	1,859	51%
Financial Performance
The increase in total revenues and other income for the full year of 2024 was driven by contributions from the addition of onshore wind farms in operation in Brazil and Poland, a positive gain in fair value adjustment related to contingent consideration and a positive movement in net income/(loss) from equity-accounted investments.
Lower project development costs in 2024 as a consequence of divestment of the Beacon Wind project and acquisition of full ownership of Empire Wind in the first quarter of 2024 drove an increase in net income/(loss) from equity accounted investments.
Further, capitalisation of expenditures for Bałtyk, the offshore wind project in Poland, from the third quarter of 2023 also supported the increase for the full year of 2024.
The total operating expenses for the full year of 2024 increased compared to the previous year, reflecting higher activity levels from ongoing development projects and increased business development expenditures during the first nine months of 2024.
In the fourth quarter of 2024, a reduction in the level of business development due to the closure of activities in some emerging markets resulted in a decrease in administrative and operating expenses.
The improvement of net operating income for 2024 compared to the prior year was partially attributableto an increase in total revenue and other income, which offset some of the higher operating and administrative expenses for the year. The net operating loss for the full year of 2024 included the effect of a USD 211 million impairment mainly related to acquired early phase project rights within onshore markets, a USD 147 million net loss resulting from the asset swap transaction between Equinor and bp in the first quarter, under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease and projects and USD 50 million impairment of an offshore wind lease project in California in the third quarter of 2024.
Net operating income/(loss) for the full year of 2023 included the effects of a USD 300 million impairment on Equinor’s offshore wind projects on the US Northeast coast.
The acquisition of full ownership of Empire Wind projects in the US in the first quarter of 2024 drove the increase in additions to
PP&E, intangibles and equity accounted investments compared to 2023.
Equinor 2024 Annual Report on Form 20-F  34
B.Liquidity and Capital Resources
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•The information under the sub-heading “Investments” under the heading “Strategic Financial Framework” in
Section 2.2 Financial performance of Chapter 2 on page 55;
•Capital distribution in Section 2.2 Financial performance of Chapter 2 on page 65;
•Review of cash flows in Section 2.2 Financial performance of Chapter 2 on page 66;
•Debt and liquidity management in Section 2.2 Financial performance of Chapter 2 on page 67, excluding the information in the second and sixth paragraphs under the sub-heading “Debt and Credit Rating”; and
•Balance sheet and financial indicators in Section 2.2 of Chapter 2 on pages 68 - 70.
Any credit rating referred to in this 2024 Form 20-F is not a recommendation to buy, hold or sell any of our or our subsidiaries’
securities. Credit ratings may be changed, suspended or withdrawn at any time, and each rating should be evaluated independently of any other rating.
See also notes 16 Financial investments and financial receivables, 18 Trade and other receivables, 19 Cash and cash equivalents, 21 Finance debt, 23 Provisions and other liabilities, 24 Trade and other payables, 25 Leases, and 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.
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

Principal contractual obligations
	As at 31 December 2024
	Payment due by period1)
(in USD million)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Undiscounted non-current finance debt- principal and interest2)	2,685	5,723	3,415	16,529	28,352
Undiscounted leases3)	1,363	1,299	494	803	3,959
Nominal minimum other long-term commitments4)	3,112	4,469	2,652	4,655	14,888

Total contractual obligations	7,160	11,491	6,561	21,987	47,198

1)''Less than 1 year'' represents 2025; ''1-3 years'' represents 2026 and 2027, ''3-5 years'' represents 2028 and 2029, while ''More than 5 years'' includes amounts for later periods.
2)See note 21 Finance debt to the Consolidated financial statements. The main differences between the table and the note relate to interest.
3)See note 4 Financial risk and capital management to the Consolidated financial statements.
4)See note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Equinor had contractual commitments of USD 11,841 million at 31 December 2024. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.
Equinor’s projected pension benefit obligation was USD 7,286 million, and the fair value of plan assets amounted to USD
5,664 million as of 31 December 2024. The company’s payments regarding these benefit plans are mainly related to employees in
Norway. See note 22 Pensions to the Consolidated financial statements for more information.
Equinor 2024 Annual Report on Form 20-F  35
Off balance sheet arrangements
Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the balance sheet. Furthermore, Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS Accounting Standards, are not necessarily recognised in the balance sheet as liabilities. See note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements for more information.
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
As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with
Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2024 is
USD 21,399 million, all of which is either guaranteed by Equinor Energy AS (USD 19,581 million), or for which Equinor Energy AS is co-obligor (USD 1,818 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-obligor or guarantor.
The applicable US registered debt securities and related guarantees of Equinor Energy AS are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of Equinor ASA and Equinor Energy AS. The guarantees of Equinor Energy AS are subject to release in limited circumstances upon the occurrence of certain customary conditions. With respect to US registered debt securities (and certain other debt securities) issued on or after 18 November 2019, Equinor Energy AS will automatically and unconditionally be released from all obligations under its guarantee and the guarantee shall thereupon terminate and be discharged of no further force or effect, in the event that at substantially the same time as its guarantee of such debt securities is terminated, the aggregate amount of indebtedness for borrowed money for which Equinor Energy AS is an co-obligor (as a guarantor, co-issuer or borrower) does not exceed 10% of the aggregate principal amount of indebtedness for borrowed money of Equinor ASA and its subsidiaries, on a consolidated basis, as of such time.
Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.
The following summarised financial information for the year ended 31 December 2024 provides financial information about Equinor
ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between
Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated. Currency gain on transactions between Equinor ASA and Equinor Energy AS of USD 1,344 million is included in financial items in accordance with the IFRS
Accounting Standards group principles and are included in external items in the Condensed profit and loss statement.
Intercompany balances and transactions between the co-obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and include transactions with the Norwegian State's and the Norwegian State’s share of dividend declared but not paid.
The combined summarized financial information is prepared in accordance with Equinor's IFRS Accounting Standards policies as described in note 2 Accounting policies to the Consolidated financial statements.
Equinor 2024 Annual Report on Form 20-F  36

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
(unaudited, in USD millions)	Full year 2024

Revenues and other income	84,765
External	79,092
Non-guarantor subsidiaries	5,380
Related parties	293

Operating expenses	(54,695)
External (incl depreciation)	(32,020)
Non-guarantor subsidiaries	(11,552)
Related parties	(11,122)

Net operating income	30,070

Net financial items	(983)
External	(1,074)
Non-guarantor subsidiaries	91
Related parties	0

Income before tax	29,087

Income tax	(20,281)

Net income	8,806

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY AS
At 31 December
(unaudited, in USD millions)	2024

Non-current assets	42,376
External	34,526
Non-guarantor subsidiaries	7,796
Related parties	55

Current assets	38,301
External	32,700
Non-guarantor subsidiaries	5,387
Related parties	214

Non-current liabilities	46,976
External	46,403
Non-guarantor subsidiaries	123
Related parties	450

Current liabilities	39,128
External	25,774
Non-guarantor subsidiaries	11,868
Related parties	1,487
Equinor 2024 Annual Report on Form 20-F  37
Use and reconciliation of non-GAAP financial measures
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles (i.e,
IFRS Accounting Standards in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:
a)Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b)Return on average capital employed (ROACE)
c)Organic capital expenditures
d)Gross capital expenditures (Gross capex)
e)Cash flow from operations after taxes paid (CFFO after taxes paid)
f)Net cash flow before capital distribution and net cash flow
g)Adjusted operating income and adjusted operating income after tax (previously named Adjusted earnings and Adjusted earnings after tax)
h)Adjusted net income
i)Adjusted earnings per share (Adjusted EPS)
a) Net debt to capital employed ratio
In Equinor’s view, net debt ratios provide a more informative picture of Equinor’s financial strength than gross interest-bearing financial debt.
Three different net debt to capital ratios are provided below: 1) net debt to capital employed, 2) net debt to capital employed ratio adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.
These calculations are based on 1)Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet
2) Net interest-bearing debt before adjustments, which excludes cash, cash equivalents and current financial investments from gross interest-bearing debt, and 3) net interest-bearing debt adjusted, including lease liabilities which adjusts the above measure for other interest-bearing elements.
The following adjustments are made in calculating the net debt to capital employed ratio adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor’s securities are trading and therefore are presented as restricted cash and cash equivalents. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor’s view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital employed ratio adjusted.
Forward-looking net debt to capital employed ratio adjusted, including lease liabilities and net debt to capital employed ratio adjusted included in this report are not reconcilable to their most directly comparable IFRS Accounting Standards measures without unreasonable efforts, because the amounts included or excluded from IFRS Accounting Standards measures used to determine net debt to capital employed ratio adjusted, including lease liabilities and net debt to capital employed ratio adjusted cannot be predicted with reasonable certainty.
The accompanying table details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.
Equinor 2024 Annual Report on Form 20-F  38

Calculation of capital employed and net debt to capital employed ratio		For the year ended 31 December
(in USD million)		2024	2023

Shareholders' equity		42,342	48,490
Non-controlling interests		38	10

Total equity	A	42,380	48,500

Current finance debt and lease liabilities		8,472	7,275
Non-current finance debt and lease liabilities		21,622	24,521

Gross interest-bearing debt	B	30,094	31,796

Cash and cash equivalents		8,120	9,641
Current financial investments		15,335	29,224

Cash and cash equivalents and current financial investment	C	23,455	38,865

Net interest-bearing debt before adjustments	B1 = B-C	6,639	(7,069)

Other interest-bearing elements 1)		2,583	2,030

Net interest-bearing debt adjusted, including lease liabilities	B2	9,221	(5,040)

Lease liabilities		3,510	3,570

Net interest-bearing debt adjusted	B3	5,711	(8,610)

Calculation of capital employed:
Capital employed	A+B1	49,018	41,431
Capital employed adjusted, including lease liabilities	A+B2	51,601	43,460
Capital employed adjusted	A+B3	48,091	39,890

Calculated net debt to capital employed
Net debt to capital employed	(B1)/(A+B1)	13.5%	(17.1%)
Net debt to capital employed ratio adjusted, including lease liabilities	(B2)/(A+B2)	17.9%	(11.6%)
Net debt to capital employed ratio adjusted	(B3)/(A+B3)	11.9%	(21.6%)

1)Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

Equinor 2024 Annual Report on Form 20-F  39
b) Return on average capital employed (ROACE)
Return on average capital employed (ROACE) is the ratio of adjusted operating income after tax to the average capital employed adjusted. The reconciliation for adjusted operating income after tax is presented in section g). Average capital employed adjusted refers to the average of the capital employed adjusted values as of 31 December for both the current and the preceding year, as presented under the heading Calculation of capital employed in section a).
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
ROACE is used as a supplementary measure and should not be viewed in isolation or as an alternative to measures calculated in accordance with IFRS Accounting Standards, including income before financial items, income taxes and minority interest, or net income, or ratios based on these figures.
Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from IFRS Accounting Standards measures used to determine ROACE cannot be predicted with reasonable certainty.

Calculated ROACE based on IFRS Accounting Standards		31 December
(in USD millions, except percentages)		2024	2023

Net income/(loss)	A	8,829	11,904

Average total equity	1	45,440	51,244

Average current finance debt and lease liabilities		7,874	6,446
Average non-current finance debt and lease liabilities		23,071	25,536
- Average cash and cash equivalents		(8,881)	(12,610)
- Average current financial investments		(22,279)	(29,550)
Average net-interest bearing debt	2	(215)	(10,178)

Average capital employed	B = 1+2	45,225	41,066

Calculated ROACE based on Net income/loss and capital employed	A/B	19.5%	29.0%

Calculated ROACE based on Adjusted operating income after tax and capital employed adjusted		31 December
(in USD millions, except percentages)		2024	2023

Adjusted operating income/(loss) after tax 1)	A	9,062	10,348

Average capital employed adjusted	B	43,991	41,731

Calculated ROACE based on Adjusted operating income after tax and capital employed adjusted	A/B	20.6%	24.8%
1) Restated. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures.’
c) Organic capital expenditures
Organic capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in note 5 Segments to the annual report, excluding expenditures related to acquisitions, leased assets, and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company’s investments in maintaining and developing its assets.
Equinor 2024 Annual Report on Form 20-F  40
Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS
Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Calculation of organic capital expenditures	Total Group
(in USD billions)	2024	2023

Additions to PP&E, intangibles and equity accounted investments	16.7	14.5
Acquisition-related additions	3.4	3.2
Right of use asset additions	1.2	1.1
Other additions (with unique cash flow patterns)	0.0	0.0
Organic capital expenditures	12.1	10.2
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
Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS
Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from such IFRS Accounting
Standards measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Calculation of gross capital expenditures	For the year ended 31 December
(in USD billions)	2024	2023
Additions to PP&E, Intangibles and equity accounted companies	16.7	14.5
Less adjustments	0.6	0.4
Gross capital expenditures	16.1	14.1
e) Cash flows from operations after taxes paid (CFFO after taxes paid)
Cash flows from operations after taxes paid represents, and is used by management to evaluate, cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.
The table below provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS
Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Cash flow from operations after taxes paid (CFFO after taxes paid)
(in USD million)	2024	2023

Cash flows provided by operating activities before taxes paid and working capital items	38,483	48,016
Taxes paid	(20,592)	(28,276)
Cash flow from operations after taxes paid (CFFO after taxes paid)	17,892	19,741
Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable
IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from such IFRS
Accounting Standards measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.
Equinor 2024 Annual Report on Form 20-F  41
f) Net cash flow before capital distribution and net cash flow
Net cash flow before capital distribution represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. Net cash flow before capital distribution is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow before capital distribution is limited and does not represent residual cash flows available for discretionary expenditures. The table below provides a reconciliation of Net cash flow before capital distribution to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates
Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures.
The table below reconciles Net cash flow with its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Net cash flow before capital distribution and net cash flow
(in USD million)	2024	2023

Cash flows provided by operating activities before taxes paid and working capital items	38,483	48,016
Taxes paid	(20,592)	(28,276)
Cash used/received in business combinations	(1,710)	(1,195)
Capital expenditures and investments	(12,177)	(10,575)
(Increase)/decrease in other interest-bearing items	(623)	(87)
Proceeds from sale of assets and businesses	1,470	272
Net cash flow before capital distribution	2,385	8,154
Dividends paid	(8,578)	(10,906)
Share buy-back	(6,013)	(5,589)
Net cash flow	(12,206)	(8,340)
g) Adjusted operating income and Adjusted operating income after tax (previously named adjusted earnings and adjusted earnings after tax)
Adjusted operating income is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor’s underlying operational performance and facilitates comparison of operational trends between periods. The name of this measure was changed in
2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.
Adjusted operating income after tax equals adjusted operating income/(loss) less tax on adjusted operating income. Tax on adjusted operating income is computed by adjusting the income tax for tax effects of adjustments made in calculating adjusted operating income. The tax rate applied is the tax rate applicable to each adjusting item and tax regime, adjusted for certain foreign currency effects as well as effects of specific changes to deferred tax assets. Management believes adjusted operating income after tax provides an indication of Equinor’s underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above.
Amended principles for Adjusted operating income with effect from 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is a part of our ongoing commitment to improve the non-GAAP financial measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.
Equinor 2024 Annual Report on Form 20-F  42
These changes were applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P
International reporting segments and does not impact the comparative figures of other segments.

Impact of change	Full year of 2023
E&P Norway	As reported	Impact	Restated
Adjusted total revenues and other income	38,213	35	38,248
Over-/underlift	(35)	35	—
Adjusted operating and administrative expenses	(3,730)	(29)	(3,759)
Over-/underlift	29	(29)	—
Adjusted operating income/(loss)	29,577	6	29,583
Adjusted operating income/(loss) after tax	6,494	1	6,495

Impact of change	Full year of 2023
E&P International	As reported	Impact	Restated
Adjusted total revenues and other income	6,956	(45)	6,910
Over-/underlift	45	(45)	—
Adjusted operating and administrative expenses	(1,915)	22	(1,893)
Over-/underlift	(22)	22	—
Adjusted operating income/(loss)	2,863	(23)	2,840
Adjusted operating income/(loss) after tax	1,650	(24)	1,626

Impact of change	Full year of 2023
Equinor group	As reported	Impact	Restated
Adjusted total revenues and other income	105,871	(10)	105,861
Over-/underlift	10	(10)	—
Adjusted operating and administrative expenses	(11,540)	(7)	(11,547)
Over-/underlift	7	(7)	—
Adjusted operating income/(loss)	36,220	(17)	36,203
Adjusted operating income/(loss) after tax	10,371	(23)	10,348
Effective tax rates on adjusted operating income	71.4%	0.0%	71.4%
Adjusted operating income adjust for the following items:
•Changes in fair value of derivatives: In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the related sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted operating income and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted operating income, as these fluctuations are not indicative of the underlying performance of the business.
•Periodisation of inventory hedging effect:Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. The adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
Equinor 2024 Annual Report on Form 20-F  43
•The operational storage is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
•Impairment and reversal of impairment are excluded from adjusted operating income since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairments line items.
•Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
•Eliminations (internal unrealised profit on inventories): Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group and still in inventory at period end is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impacts net operating income/(loss). Write down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted operating income.
•Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.
Equinor 2024 Annual Report on Form 20-F  44

Items impacting net operating income/(loss) in the full year of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	30,927	24,564	2,746	1,031	3,326	(676)	(64)

Total revenues and other income	103,774	33,643	7,343	3,957	101,792	317	(43,277)
Adjusting items	(1,512)	—	(805)	—	(583)	(124)	—
Changes in fair value of derivatives	(421)	—	—	—	(421)	—	—
Gain/loss on sale of assets	(941)	—	(805)	—	(135)	—	—
Periodisation of inventory hedging effect	(26)	—	—	—	(26)	—	—
Provisions	(124)	—	—	—	—	(124)	—
Adjusted total revenues and other income	102,262	33,643	6,538	3,957	101,209	193	(43,277)

Purchases [net of inventory variation]	(50,040)	—	85	—	(92,789)	—	42,664
Adjusting items	16	—	—	—	12	—	4
Eliminations	4	—	—	—	—	—	4
Operational storage effects	17	—	—	—	17	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(50,024)	—	85	—	(92,777)	—	42,668

Operating and administrative expenses	(11,786)	(3,612)	(2,123)	(1,142)	(4,919)	(687)	697
Adjusting items	296	—	84	—	48	163	—
Gain/loss on sale of assets	232	—	84	—	—	147	—
Other adjustments	16	—	—	—	—	16	—
Provisions	48	—	—	—	48	—	—
Adjusted operating and administrative expenses	(11,491)	(3,612)	(2,038)	(1,142)	(4,871)	(524)	697
Depreciation, amortisation and net impairments	(9,835)	(4,954)	(2,064)	(1,607)	(757)	(306)	(148)
Adjusting items	70	—	—	—	(191)	261	—
Impairment	261	—	—	—	—	261	—
Reversal of impairment	(191)	—	—	—	(191)	—	—
Adjusted depreciation, amortisation and net impairments	(9,765)	(4,954)	(2,064)	(1,607)	(949)	(44)	(148)

Exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—

Sum of adjusting items	(1,130)	—	(721)	—	(714)	301	4
Adjusted operating income/(loss)	29,798	24,564	2,025	1,031	2,612	(375)	(60)
Tax on adjusted operating income	(20,736)	(19,013)	(425)	(224)	(1,174)	50	50
Adjusted operating income/(loss) after tax	9,062	5,551	1,600	807	1,438	(325)	(10)
Equinor 2024 Annual Report on Form 20-F  45

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	35,770	29,087	2,332	1,353	3,984	(757)	(229)

Total revenues and other income	107,174	38,340	7,032	4,319	105,908	17	(48,442)
Adjusting items	(1,313)	(92)	(121)	(32)	(1,049)	(17)	(1)
Changes in fair value of derivatives	(711)	128	(96)	—	(743)	—	—
Gain/loss on sale of assets	(319)	(221)	(25)	(32)	(23)	(17)	(1)
Impairment	1	—	—	—	—	1	—
Other adjustments	(100)	—	—	—	(100)	—	—
Periodisation of inventory hedging effect	(183)	—	—	—	(183)	—	—
Adjusted total revenues and other income1)	105,861	38,248	6,910	4,286	104,860	—	(48,443)

Purchases [net of inventory variation]	(48,175)	—	(70)	—	(95,769)	—	47,664
Adjusting items	173	—	—	—	36	—	137
Eliminations	137	—	—	—	—	—	137
Operational storage effects	41	—	—	—	41	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(48,003)	—	(70)	—	(95,733)	—	47,801

Operating and administrative expenses	(11,800)	(3,759)	(2,176)	(1,178)	(4,916)	(462)	692
Adjusting items	253	—	283	22	(72)	20	—
Gain/loss on sale of assets	289	—	283	—	—	6	—
Other adjustments	36	—	—	22	—	14	—
Provisions	(72)	—	—	—	(72)	—	—
Adjusted operating and administrative expenses1)	(11,547)	(3,759)	(1,893)	(1,156)	(4,988)	(442)	692

Operating and administrative expenses	(11,800)	(3,759)	(2,176)	(1,178)	(4,916)	(462)	692
Adjusting items	253	—	283	22	(72)	20	—
Gain/loss on sale of assets	289	—	283	—	—	6	—
Other adjustments	36	—	—	22	—	14	—
Provisions	(72)	—	—	—	(72)	—	—
Adjusted operating and administrative expenses1)	(11,547)	(3,759)	(1,893)	(1,156)	(4,988)	(442)	692
Depreciation, amortisation and net impairments	(10,634)	(5,017)	(2,433)	(1,489)	(1,239)	(312)	(143)
Adjusting items	1,259	588	310	(290)	343	300	9
Impairment	1,550	588	310	—	343	300	9
Reversal of impairment	(290)	—	—	(290)	—	—	—
Adjusted depreciation, amortisation and net impairments	(9,374)	(4,429)	(2,123)	(1,779)	(897)	(12)	(134)
Exploration expenses	(795)	(476)	(20)	(299)	—	—	—
Adjusting items	61	—	36	25	—	—	—
Impairment	61	—	36	25	—	—	—
Equinor 2024 Annual Report on Form 20-F  46

Adjusted exploration expenses	(734)	(476)	16	(274)	—	—	—

Sum of adjusting items1)	433	496	508	(277)	(742)	303	145
Adjusted operating income/(loss)1)	36,203	29,583	2,840	1,076	3,242	(454)	(84)
Tax on adjusted operating income1)	(25,855)	(23,088)	(1,214)	(304)	(1,364)	63	51
Adjusted operating income/(loss) after tax1)	10,348	6,495	1,626	773	1,877	(391)	(33)
1)Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see section Amended principles for Adjusted operating income
h) Adjusted net income
Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor’s underlying financial performance by also including underlying financial performance by also including net financial items and the associated tax effects.
This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items and related tax effects, as well as certain adjustments to income tax, as described below. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
Adjusted net income incorporates the adjustments from Adjusted operating income, as well as the following items impacting net financial items and income tax/tax rate:
•Changes in fair value of financial derivatives used to hedge interest-bearing instruments. Equinor enters into financial derivative contracts to manage interest rate risk on long term interest-bearing liabilities including bonds and financial loans. The financial derivative contracts (hedging instruments) are measured at fair value at each reporting date, with movements in fair value recognised in the income statement. The long term interest-bearing liabilities are measured at amortised cost and not remeasured at fair value at each reporting date. This creates measurement differences and therefore the movements in the fair value of these financial derivative contracts and associated tax effects are excluded from the calculation of adjusted net income and deferred until the time the underlying instrument is matured, exercised, or settled. Management believes that this appropriately reflects the economic effect of these risk management activities in each period and provides an indication of
Equinor’s underlying financial performance.
•Foreign currency gains/losses on positions used to manage currency risk exposure related to future payments in NOK and foreign currency gains/losses on certain intercompany bank balances. Foreign currency gains/losses on positions used to manage currency risk exposure (cash equivalents/financial investments and related currency derivatives where applicable), as well as currency gains/losses on certain intercompany bank balances are eliminated from adjusted net income.
The currency effects on intercompany bank balances are mainly due to a large part of Equinor’s operations having NOK as functional currency, and the effects are offset within equity as other comprehensive income arising on translation from functional currency to presentation currency USD. These currency effects increase volatility in financial performance, which does not reflect
Equinor’s underlying financial performance. Management believes that these adjustments remove periodic fluctuations in
Equinor’s adjusted net income.
•Derecognition of deferred tax assets or recognition of previously unrecognised deferred tax assets. These changes are related to taxable income in future reporting periods and are not reflective of performance in the current reporting period.
•Income tax effects arising only when calculating income tax in the functional currency (USD). Certain group companies have USD as functional currency, which is different from the currency in which the taxable income is measured (tax currency).
Income tax effects arising only when calculating income tax in the functional currency (USD), that are not part of the tax calculation in the tax currency are adjusted for. Management believes this better aligns the effective tax rate in functional currency with the statutory tax rate in the period.
Equinor 2024 Annual Report on Form 20-F  47
i) Adjusted earnings per share
Adjusted earnings per share is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
The non-GAAP financial measures presented in sections g) to i) above are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly comparable IFRS Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis.
The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.
Reconciliation of adjusted operating income after tax to net income

		For the year ended 31 December
(in USD million)		2024	2023
Net operating income/(loss)	A	30,927	35,770
Income tax	B1	22,157	25,980
Tax on net financial items	B2	(107)	256
Income tax less tax on net financial items	B = B1 - B2	22,264	25,724
Net operating income after tax	C = A - B	8,663	10,046
Items impacting net operating income/(loss)1)	D	(1,130)	433
Tax on items impacting net operating income/(loss)1)	E	1,529	(131)
Adjusted operating income after tax1)	F = C+D+E	9,062	10,348
Net financial items	G	58	2,114
Tax on net financial items	H	107	(256)
Net income/(loss)	I = C+G+H	8,829	11,904
1) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures.’
Equinor 2024 Annual Report on Form 20-F  48
Reconciliation of adjusted net income to net income, including calculation of adjusted earnings per share

		For the year ended 31 December
in USD millions		2024	2023
Net operating income/(loss)		30,927	35,770
Items impacting net operating income/(loss)1)	A	(1,130)	433
Adjusted operating income1)	B	29,798	36,203
Net financial items		58	2,114
Adjusting items	C	134	(965)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		(46)	(351)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		179	(614)
Adjusted net financial items	D	192	1,149
Income tax	E	(22,157)	(25,980)
Tax effect on adjusting items	F	1,344	(54)
Adjusted net income	G = B + D + E + F	9,177	11,318
Less:
Adjusting items	H = A + C	(996)	(531)
Tax effect on adjusting items		1,344	(54)
Net income/(loss)		8,829	11,904
Attributable to shareholders of the company	I	8,806	11,885
Attributable to non-controlling interests		23	19
Attributable to shareholders in %	J	99.7%	99.8%
Adjusted net income attributable to shareholders of the company	K = G x J	9,154	11,300
Weighted average number of ordinary shares outstanding (in millions)	L	2,821	3,021
Basic earnings per share (in USD)	M = I/L	3.12	3.93
Adjusted earnings per share (in USD)	N = K/L	3.24	3.74
1) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures.’
C.Research and Development, Patents and Licences, etc.
The information set forth under the following headings of the 2024 Annual Report is incorporated herein by reference:
•TDI at a glance in Section 1.5 of Chapter 1 on page 24; and
•Section 2.4. Fuelling innovation of Chapter 2 on pages 78 - 80.
See also notes 9 Auditor’s remuneration and Research and development expenditures and 12 Property, plant and equipment to the Consolidated financial statements.
D.Trend Information
The information set forth in Section 1.3 The world in which we operate of Chapter 1 and under the heading “Our market perspective” in Section 2.2 Financial performance of Chapter 2 on pages 56 - 57 of the 2024 Annual Report is incorporated herein by reference. See also “Item 5. Operating and Financial Review―A. Operating Results” of this 2024 Form 20-F.
E.Critical Accounting Estimates
Not Applicable.
Equinor 2024 Annual Report on Form 20-F  49
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Members of Equinor’s board of directors as of 31 December 2024:
Jon Erik Reinhardsen
Position: Chair of the Board and chair of the Compensation and Executive Development Committee
Term of office: Chair of the Board of Equinor ASA since 1 September 2017. Up for election in 2025.
Year of birth: 1956
Independent: Yes
Other directorships:
Listed companies: Member of the Board of Oceaneering International, Inc.
Non-listed companies: Chair of the Board of Fire Security AS, Smart Ocean AS and Baring Group AS.
Number of shares in Equinor ASA: 4,584 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Reinhardsen is a part-time senior advisor with BearingPoint Capital. Reinhardsen was the Chief Executive Officer of
Petroleum Geo-Services (PGS) from 2008 - August 2017. PGS delivered global geophysical- and reservoir services. In the period 2005 - 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York. From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and
Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.
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
Anne Drinkwater
Position: Deputy chair of the Board, chair of the board’s Audit Committee and member of the Board’s safety, Sustainability and
Ethics Committee.
Term of office: Deputy chair of the Board of Equinor ASA since 1 July 2022 and board member since 1 July 2018. Up for election in 2025.
Year of birth: 1956.
Independent: Yes.
Other directorships:
Listed company: Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA: 1,100 (as of 31 December 2024)
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
Term of office: Member of the Board of Equinor ASA since 1 July 2018. Up for election in 2025.
Year of birth: 1961
Independent: Yes
Other directorships:
Non-listed company:Chair of the Board of Associated British Ports
Number of shares in Equinor ASA: None (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Lewis was the Chief Executive Officer of Capita plc from December 2017 until January 2024, having previously spent 30 years working for large multi-national companies in technology-enabled industries. Lewis came to Capita plc from Amec
Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016-2017. Prior to
Equinor 2024 Annual Report on Form 20-F  50
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
Finn Bjørn Ruyter
Position: Member of the Board, the Board's Audit Committee and the Board’s Compensation and Executive Development
Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2019. Up for election in 2025.
Year of birth: 1964
Independent: Yes
Other directorships:
Non-listed companies: Board member of Cegal in addition to several companies fully or partly owned by Hafslund.
Number of shares in Equinor ASA: 620 (as of 31 December 2024)
Loans from Equinor ASA: None
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
Haakon Bruun-Hansen
Position: Member of the Board, the Board's Audit Committee and the Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 12 December 2022. Up for election in 2025.
Year of birth: 1960
Independent: Yes
Other directorships:
Non-listed companies: Member of the Advisory board at Kongsberg Defence & Aerospace (KDA)
Number of shares in Equinor ASA: None (as of 31 December 2024)
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
Mikael Karlsson
Position: Member of the Board of Equinor ASA , the Board's Compensation and Executive Development Committee and the
Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 April 2024. Up for election in 2025.
Year of birth: 1961
Independent: Yes
Other directorships:
Non-listed companies: Chair of the board of Actis Capital
Number of shares in Equinor ASA: None (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Karlsson is partner and Vice Chairman of Actis Capital, a leading global investor in sustainable infrastructure. In the period 2021-2023 he was Chief Investment Officer in Actis, in 2012 he became partner in Actis and had the role as Head of
Energy and Infrastructure from 2015-2021. From 2009-2015 he was CEO in Globeleq, an Actis portfolio company. Karlsson held several roles in ABB Energy Ventures before he came to Actis.
Equinor 2024 Annual Report on Form 20-F  51
Education: Master’s in business administration from the University of Massachusetts in USA and a Master of Science in
Industrial Engineering and Management from Linköping Institute of Technology in Sweden.
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Karlsson is a Swedish citizen, and resident in Switzerland.
Tone Hegland Bachke
Position: Member of the Board of Equinor ASA  and the Board's Compensation and Executive Development Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2024. Up for election in 2025.
Year of birth: 1972
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA: 5,400 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Tone Hegland Bachke is a Managing Director and part of the Executive Board of Directors of SHV Holdings in the
Netherlands. She was previously in Telenor ASA where she was Executive Vice President and Group CFO from 2020-2024 and
Senior Vice President and Head of Group Treasury from 2018-2020. She was CEO and CFO in Implenia Norge AS from
2017-2018 and CFO in Kistefos AS from 2015-2017. She has had several managing positions in Akastor ASA, Aker Solutions
ASA, Aker Kværner ASA and Kværner ASA from 2002-2015 and positions as analyst and key account manager in DNB from
1999-2002, as well as analyst in Norske Conoco from 1997-1999.
Education: MSc in Economics and Business Administration (“Siviløkonom”) from the Norwegian School of Economics (NHH).
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Bachke is a Norwegian citizen and resident in Norway.
Fernanda Lopes Larsen
Position: Member of the Board of Equinor ASA and the Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2024. Up for election in 2025.
Year of birth: 1974
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA: None (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Fernanda Lopes Larsen has served as Executive Vice President of Yara Africa & Asia Pacific in Yara International
since October 2020. She has held senior positions roles in Yara, including Senior Vice President of Indirect Procurement between December 2016 and October 2020. She has been with Yara since 2012 and held roles as Head of Logistics
Procurement Europe in Supply Chain and Central Category Manager roles in Production. Prior to joining Yara Ms. Lopes Larsen held manufacturing and supply chain positions in the fast-moving consumer goods (FMCG) industry with Procter & Gamble
(P&G) and within pharmaceutical multinational GSK (GlaxoSmithKline). She has extensive international experience in the chemical manufacturing industry and broad international experience.
Education: Master of Science in Civil Engineering from the Graz University of Technology, Austria, Master of Business
Administration from IESE Business School, Spain and Professional Certificate in Corporate Innovation from Stanford University,
United States.
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Lopes Larsen is a Brazilian and British citizen and resident in Singapore.
Stig Lægreid
Position: Employee representative member of the Board and member of the Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2013. Up for election in 2025.
Year of birth: 1963
Independent: No
Other board directorships: None
Number of shares in Equinor ASA: 340 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary metals. Employed in ÅSV and Norsk Hydro since 1985.
Education: Bachelor's degree, Mechanical Construction from OIH.
Family relations: No family relationships to other board members, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Lægreid is a Norwegian citizen and resident in Norway.
Equinor 2024 Annual Report on Form 20-F  52
Per Martin Labråten
Position: Employee representative member of the Board, member of the Safety, Sustainability and Ethics Committee and
member of the Board's Compensation and Executive Development Committee.
Term of office: Member of the Board of Equinor ASA since 8 June 2017. Up for election in 2025.
Year of birth: 1961
Independent: No
Other directorships: Labråthen is a member of the Executive Committee of Styrke trade union and holds a number of offices as a result of this.
Number of shares in Equinor ASA: 1,171 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Labråthen is now a full-time employee representative as the leader of Styrke Equinor branch. He has previously worked as a process technician at the petrochemical plant on Oseberg field in the North Sea.
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
Term of office: Member of the Board of Directors of Equinor ASA since 1 July 2019. Up for election in 2025.
Year of birth: 1966
Independent: No
Other board directorships: None
Number of shares in Equinor ASA: 4,413 (as of 31 December 2024)
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
Family relations: No family relationships to other board members, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Møllerstad is a Norwegian citizen and resident in Norway
Members of Equinor's corporate executive committee as of 31 December 2024:
Anders Opedal
Position: President and Chief Executive Officer (CEO) since 2 November 2020
Year of birth: 1968
External offices: None
Number of shares in Equinor ASA: 65,259 (as of 31 December 2024)
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
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Opedal is a Norwegian citizen and resident in Norway.
Equinor 2024 Annual Report on Form 20-F  53
Torgrim Reitan
Position: Executive Vice President and Chief Financial Officer since 6 October 2022
Year of birth: 1969
External offices: None
Number of shares in Equinor ASA: 19,691 (as of 31 December 2024)
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
Number of shares in Equinor ASA: 69,889 (as of 31 December 2024)
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
Education: MSc in Cybernetics and Process Automation and a BSc in Automation from the Rogaland Regional College/
University of Stavanger.
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other: Nilsson is a Norwegian citizen and resident in Norway.
Kjetil Hove
Position: Executive Vice President, Exploration & Production Norway (EPN) since 1 January 2021
Year of birth: 1965
External offices: Member of the Board of Offshore Norge
Number of shares in Equinor ASA: 27,962 (as of 31 December 2024)
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
Philippe François Mathieu
Position: Executive Vice President, Exploration & Production International (EPI) since 1 January 2023
Year of birth: 1966
External offices: None
Number of shares in Equinor ASA: 11,073 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Mathieu joined Equinor in 1995. He comes from the position of Senior Vice President Corporate Strategy, which he had since October 2019. Mathieu has also held the Senior Vice President position for Joint Operations Support in Exploration &
Production Norway from 2016 – 2019, Corporate Finance from 2014 – 2016, and Business Development Midstream
Equinor 2024 Annual Report on Form 20-F  54
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
Geir Tungesvik
Position: Executive Vice President, Projects, Drilling & Procurement (PDP) since 1 May 2022
Year of birth: 1961
External offices: None
Number of shares in Equinor Energy AS: 24,024 (as of 31 December 2024)
Loans from Equinor Energy AS: None
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
Irene Rummelhoff
Position: Executive Vice President, Marketing, Midstream & Processing (MMP) since 17 August 2018
Year of birth: 1967
External offices: Member of the board of Airbus SE
Number of shares in Equinor Energy AS: 35,815 (as of 31 December 2024)
Loans from Equinor Energy AS: None
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
Jens Økland
Position: Acting Executive Vice President, Renewables (REN) since 6 December 2024
Year of birth: 1969
External offices: None
Number of shares in Equinor ASA: 18,958 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Økland joined Equinor in 1994. He comes from the position as Senior Vice President of Strategy and Business
Development in the Renewables business area, which he held from 2018. From 2015 -2018 he was Executive Vice President for
Marketing, Midstream and Processing. He has held several management positions in Equinor prior to this, including Vice
President of operations for the Åsgard area in Development and Production Norway in 2013-15, Senior Vice President in the
Natural gas business area from 2010-13, Senior Vice President in Gas Supply and Infrastructure from 2008-2010 and from 2007
– 2008 he was Vice President in Business Development Natural gas Europe.
From 1994 – 2007 has held various positions in the Natural Gas business area and in the retail business.
Education: Master in Science in business from BI Norwegian Business School in Oslo.
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Økland is a Norwegian citizen and resident in Norway.
Hege Skryseth
Position: Executive Vice President Technology, Digital & Innovation since 1 September 2022
Year of birth: 1967
External offices: Member of the Board of Tomra and AutoStore
Number of shares in Equinor ASA: 8,021 (as of 31 December 2024)
Loans from Equinor ASA: None
Equinor 2024 Annual Report on Form 20-F  55
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
Siv Helen Rygh Torstensen
Position: Executive Vice President and General Counsel, Legal & Compliance (LEG) since 1 June 2021.
Year of birth: 1970
External offices: Deputy chair of the Council of Ethics of the Government Pension Fund Global
Number of shares in Equinor ASA: 18,552 (as of 31 December 2024)
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
Jannik Lindbæk
Position: Executive Vice President Communication since 1 March 2022
Year of birth: 1965
External offices: None
Number of shares in Equinor ASA: 14,339 (as of 31 December 2024)
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
Aksel Stenerud
Position: Executive Vice President, People & Organisation (PO) since 1 March 2022
Year of birth: 1963
External offices: None
Number of shares in Equinor ASA: 14,192 (as of 31 December 2024)
Loans from Equinor ASA: None
Experience: Stenerud joined Equinor in 2008 and has held various leadership roles across the company. His most recent position, which he held from November 2021, was Vice President Employee Relations in Corporate PO. From August 2018, he
was Vice President for PO in Exploration & Production International. He has also served as Vice President for Exploration &
Production Norway from 2014-2018. Stenerud has had a long international career within HR and prior to this he served as an officer in the Norwegian Airforce.
Education: Graduate from the Air Defense academy. Minor and Intermediate in phsycology with the Norwegian university of science and technology in Trondheim.
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Stenerud is a Norwegian citizen and resident in Norway.
The information set forth in the 2024 Corporate Governance Report, Chapter 8, under the heading “Corporate assembly” is also incorporated herein by reference.
Equinor 2024 Annual Report on Form 20-F  56
B.Compensation
The information set forth under the following headings of the 2024 Remuneration Policy is incorporated herein by reference:
•Remuneration of the corporate assembly and board of directors; and
•Remuneration of the corporate executive committee.
The information set forth under the following headings of the 2024 Remuneration Report is incorporated herein by reference:
•Notes on roles and remuneration of CEC members in 2024;
•Execution of policy on executive remuneration in 2025;
•Derogations and deviations from remuneration policy;
•Right to reclaim (‘malus and clawback’);
•Remuneration and share ownership of the board of directors and corporate assembly;
•Remuneration of the CEC;
•Shares awarded or due to the CEC in the reported financial year;
•Total number and value of shares held by the CEC; and
•Performance and AVP awarded to the CEC members in the reported financial year.
See also note 22 Pensions to the Consolidated financial statements.
C.Board Practices
The information set forth under the following headings of the of the 2024 Annual Report is incorporated herein by reference:
•Governing bodies in Section 1.7 Governance and risk management on pages 26 - 28; and
•Corporate executive committee in Section 1.7 Governance and risk management on pages 29 - 30.
The information set forth under the following headings of the 2024 Corporate Governance Report is also incorporated herein by reference:
•Corporate assembly, board of directors and corporate executive committee in Chapter 8; and
•The information set forth under the heading ‘The board of directors’ committees’ in Chapter 9.
See also “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of this 2024 Form 20-F for more information regarding the expiration date of the current term of office of the members of our board of directors and the period during which our directors have served in such capacity, and the composition of the board of directors’ committees.
D.Employees
Our engagement with unions
We respect our employees’ rights to organise and to voice their opinions, and we have the same clear expectations for our suppliers and partners. We engage with employee representatives on labour matters through a variety of channels, including meetings with labour unions on all levels of the organisation, works councils, and health and working environment committees. Union representatives are invited to collaborate in connection with change initiatives and as part of committees that are established to further develop the company in line with corporate strategy.
In 2024, several collective agreements were negotiated with relevant unions. Some of these were main settlements that covered both the annual wage increase and other compensation elements. These were put into effect at different locations and for various types of personnel across the organisation. One example is the main settlement carried out for the Brazil organisation in 2024 that led to a collective agreement for offshore and onshore employees being signed in November. Another example is the signing of a Project
Labour Agreement (PLA) in March 2024 for the construction of the South Brooklyn Marine Terminal in the U.S. This PLA ensures that the construction of the terminal will provide union jobs for suppliers with fair wages, industry leading safety standards, with robust and equitable training programmes.
Through 2024, we have had continuous dialogue and collaboration with union representatives and safety delegates on a number of topics. This includes discussions on changes to the legislative framework, change processes, working time, rotations and shift work and career development.
Employee Relations oversees union negotiations, and Vice President Employee Relations is accountable for this engagement.
Equinor 2024 Annual Report on Form 20-F  57
Number of Employees

Total workforce by region and employment type in the Equinor group in 2024 as of 31 December 2024
Geographic location	Permanent employees	Consultants	Total workforce[1]	Consultants (%)

Norway	21,053	828	21,881	4
Rest of Europe	1,668	63	1,731	4
Africa	63	4	67	6
Asia	120	14	134	10
North America	731	87	818	11
South America	1,004	57	1,061	5
Australia	2	2	4	50
Total	24,641	1,055	25,696	4
Non - OECD	1,154	74	1,228	6

[1]Contractor personnel, defined as third-party service provides who work at our onshore and offshore operations, are not included.

Number of employees by employment type	Total

Number of employees (Headcount)	25,155
Number of permanent employees (Headcount)	24,641
Number of temporary employees (Headcount)	514
Number of non-guaranteed hours employees (Headcount)	0
Number of full-time employees (Headcount)[1]	24,126
Number of part-time employees (Headcount)[1]	515
[1]Including only permanent employees
E.Share Ownership
The information set forth under the following headings of the 2024 Remuneration Report is incorporated herein by reference:
•Total number and value of shares held by the members of the board of directors;
•Shares held by the members of the corporate assembly; and
•Total number and value of shares held by the CEC.
The information set forth under the heading “Equinor's share incentive plans” in Section 5.1 of Chapter 5 on page 289 of the 2024
Annual Report is also incorporated herein by reference.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The information set forth under the heading “Major shareholders” in Section 5.1 Shareholder information of the 2024 Annual
Report is incorporated herein by reference.
B.Related Party Transactions
As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of certain members of the corporate executive committee. Permanent employees in specified employee categories may take out a car loan from Equinor in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 400,000. Employees remunerated outside the collective labour
Equinor 2024 Annual Report on Form 20-F  58
area are entitled to a car loan up to NOK 600,000 (for employees remunerated as senior managers) or NOK 700,000 (for employees remunerated as vice presidents and senior vice presidents). The car loan is interest- free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any time for “reasonable loans” from employer as decided by the Norwegian Ministry of Finance, i.e., the lowest rate an employer may offer without triggering taxation of the benefit for the employee.
The information set forth under the heading “Equal treatment of shareholders and transactions with close associates” in Chapter 4 on page 8 of the 2024 Corporate Governance Report is also incorporated herein by reference. See also note 27 Related parties  to the
Consolidated financial statements.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” of this 2024 Form 20-F.
Dividend policy and dividends
The information set forth under the heading “Capital distribution” in Section 2.2 Financial performance of the 2024 Annual Report is incorporated herein by reference. The information set forth under the heading “Equity and dividends” in Chapter 3 on page 7 of the
2024 Corporate Governance Report is also incorporated herein by reference.
See also note 20 Shareholders' equity, capital distribution and earnings per share to the Consolidated financial statements.
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
B.Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Equinor's shares have been listed on the Oslo Børs (ticker: EQNR) and the New York Stock Exchange in the form of American
Depositary Shares (ADS) (ticker: EQNR) since our initial public offering on 18 June 2001. The ADSs traded on the New York Stock
Exchange are evidenced by American Depositary Receipts (ADR), and each ADS represents one ordinary share.
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9.A―The Offer and Listing―Offer and Listing Details” of this 2024 Form 20-F.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
Equinor 2024 Annual Report on Form 20-F  59
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Equinor's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2024. The articles of association are included as exhibit 1 to this 2024 Form 20-F.
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
Share capital
Equinor’s share capital is NOK 6,981,953,075.00 divided into 2,792,781,230.00 shares.
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
articles of association.
Documents related to the general meetings do not need to be sent to all shareholders if they are accessible on Equinor’s website. A shareholder may request that such documents be sent to him/her.
Equinor 2024 Annual Report on Form 20-F  60
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
2018.
Nomination committee
The tasks of the nomination committee are to present a recommendation to:
•The general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly.
•The general meeting regarding the election of members of the nomination committee.
•The general meeting for the remuneration of members of the corporate assembly and the nomination committee.
•The corporate assembly regarding the election of shareholder-elected members to the board of directors.
•The corporate assembly for the remuneration for members of the board of directors.
•The corporate assembly for election of the chair and the deputy chair of the corporate assembly.
The general meeting may adopt instructions for the nomination committee.
Exhibit 2.1 to this 2024 Form 20-F is also incorporated herein by reference.
C.Material Contracts
Equinor is the technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Equinor and Gassco AS. Equinor holds an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. Vestprosess is also operated by Gassco, with Equinor as TSP. The technical services agreement between Gassco AS and Equinor is included as Exhibit 4(a)(i), along with the amendments thereto in Exhibit 4(a)(ii), to this
2024 Form 20-F.
See also note 27 Related parties to the Consolidated financial statements.
D.Exchange Controls
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
E.Taxation
Norwegian tax consequences
This section describes material Norwegian tax consequences for shareholders in connection with the acquisition, ownership and disposal of shares and American Depositary Shares (“ADS”) in Equinor. The term “shareholders” refers to both holders of shares and holders of ADSs, unless otherwise explicitly stated.
The outline does not provide a complete description of all Norwegian tax regulations that might be relevant to individual shareholders. The outline is based on current laws and practices, but these laws and practices are subject to change, possibly also on a retroactive basis. Thus, the actual tax consequences for a shareholder may differ from the description set out below.
Shareholders should consult their own professional tax adviser about the specific tax consequences of owning and disposing of shares or ADSs in Equinor in their particular situation.
Equinor 2024 Annual Report on Form 20-F  61
Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e., limited liability companies and similar entities) that are tax residents in Norway are generally subject to tax in Norway on dividends received from Equinor in the year the dividend is declared. However, under the participation exemption method, only 3% of the dividends are subject to tax at the ordinary income tax rate of 22% (the tax rate is 25% for entities subject to the finance tax). The effective tax rate for dividends received by corporate shareholders is thus 0.66% (3% x 22%) for ordinary corporations and 0.75% (3% x 25%) for entities subject to the finance tax.
Individual shareholders tax resident in Norway are subject to tax in Norway on dividends received from Equinor exceeding a tax-
free allowance (the tax-free allowance is described below). Dividends exceeding the tax-free allowance are included in the individual’s ordinary taxable income in the year the dividend is declared. Dividend income exceeding the tax-free allowance is grossed up with a factor of 1.72 before being included in the ordinary taxable income, resulting in an effective tax rate of 37.84% (22% x 1.72).
The tax-free allowance is computed for each individual share or ADS. The annual tax-free allowance equals the allowance basis multiplied by a risk-free interest rate set annually by the tax authorities. The allowance basis is equal to the acquisition cost for such share or ADS, as adjusted with, inter alia, any repayment of capital and any unused allowance. If the calculated allowance for one year exceeds the dividends distributed on the share or ADS, the excess (the “unused allowance”) may be carried forward and set off against future dividends received on the same share or ADS (or gains upon the realisation of the same share or ADS, see below). Any unused allowance will also be added to the allowance basis for such share or ADS and thus increasing the tax-free allowance in the following years.
Individual shareholders that are tax residents in Norway may hold the shares (but not the ADS) in Equinor through a share savings account. Dividends on shares owned through the share savings account are only taxable when the dividends are withdrawn from the account.
Taxation of dividends received by foreign shareholders
Non-resident shareholders are, as a starting point, subject to Norwegian withholding tax on dividends from Equinor at a rate of
25%. Equinor is responsible for deducting the withholding tax upon distribution of dividends to non-resident shareholders.
Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities, are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax rate of 22% (25% for companies subject to the finance tax). The effective tax rate for the dividend is thus 0.66% (3% x
22%) if such shareholders are ordinary corporations and 0.75% (3% x 25%) if such shareholders are entities subject to the finance tax.
The dividend withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability companies or certain other types of Norwegian entities, provided they are able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA.
The withholding tax rate of 25% is often reduced in tax treaties between Norway and other countries. The reduced withholding tax rate will generally only apply to dividends paid on shares held by shareholders who are able to demonstrate that they are the beneficial owner and entitled to the benefits of the relevant tax treaty.
Individual shareholders that are tax residents within the EEA may apply to the Norwegian tax authorities for a refund if the tax withheld exceeds the applicable tax treaty rate or the tax that would have been levied based on the standard withholding tax rate
(25%) if the dividends had been reduced with the tax-free allowance (as explained above).
Individual shareholders that are tax residents within the EEA may hold the listed shares (but not the ADSs) in Equinor through a
Norwegian share savings account. Dividend on shares owned through the share savings account will only be subject to withholding tax when withdrawn from the account.
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
at the applicable treaty withholding rate.
The statutory 25% withholding tax rate will be levied on dividends paid to shareholders (either directly or through a depositary)
who have not provided the relevant documentation to the relevant party that they are eligible for a reduced rate. Shareholders that
Equinor 2024 Annual Report on Form 20-F  62
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
Taxation on realisation of shares and ADSs
Corporate shareholders that are tax residents in Norway are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Equinor. On the other hand, corporate shareholders that are tax residents in
Norway are not allowed any deduction for losses on shares or ADS in Equinor.
Individual shareholders that are tax residents in Norway are subject to tax in Norway on the sale, redemption, or other disposal of shares or ADSs. Taxable gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal. The taxable gain or loss on the realised shares or ADSs is grossed up with a factor of 1.72 before it is included in the ordinary taxable income, resulting in an effective tax rate of 37.84% (22% x 1.72).
The taxable gain or deductible loss (before grossing up) is calculated as the sales price adjusted for transaction expenses minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or the ADSs (as adjusted with, inter alia, any repayment of capital). Any unused allowance pertaining to a share or an ADS may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of other shares or ADSs held by the shareholder.
If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the “FIFO” principle) when calculating the gain or loss for tax purposes.
Individual shareholders that are tax residents in Norway may hold the shares (but not the ADSs) in Equinor through a stock savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account whereas loss on shares will be deductible when the account is terminated.
A corporate shareholder or an individual shareholder who ceases to be tax resident in Norway due to Norwegian law or relevant tax treaty provisions may, in certain circumstances, become subject to Norwegian exit taxation on unrealised capital gains related to the shares or the ADSs in Equinor.
Shareholders who are not tax residents in Norway are generally not subject to tax in Norway on capital gains. On the other hand, losses are not deductible on the sale, redemption, or other disposal of shares or ADSs in Equinor, unless the shareholder carries on business activities in Norway and such shares or ADSs are or have been effectively connected with those activities.
Wealth tax
The shares and the ADSs in Equinor are included in the basis for the computation of wealth tax imposed on individuals who are tax residents in Norway. Norwegian limited liability companies and certain similar entities are not subject to wealth tax.
For the tax year 2024, the net wealth tax is 1.0% for net worth above a threshold of NOK 1,700,000, and 1.1% for net worth above a threshold of NOK 20,000,000. The assessment value of listed shares (including ADSs) is 80% of the listed value of such shares or ADSs on 1 January 2025 (the tax assessment year). For the tax year 2025, the thresholds for the net wealth tax are adjusted to NOK 1,760,000 and NOK 20,700,000 respectively.
Non-resident shareholders are not subject to wealth tax in Norway for shares and ADSs in Equinor unless the shareholder is an individual and the shareholding is effectively connected with their business activities in Norway.
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
combined voting power of voting stock of Equinor or of the total value of stock of Equinor, persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell shares or ADSs as part of a wash sale for tax purposes, or persons whose functional currency is not USD.
Equinor 2024 Annual Report on Form 20-F  63
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
income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or
ADSs and the date the sales proceeds are converted into USD. You should consult your own tax adviser regarding how to account for payments made or received in a currency other than USD.
Equinor 2024 Annual Report on Form 20-F  64
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
In general, we will be a PFIC in a taxable year if:
•at least 75% of our gross income for the taxable year is passive income or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.
If we were to be treated as a PFIC, you will generally be subject to special rules with respect to:
•any gain you realise on the sale or other disposition of your shares or ADSs and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs that preceded the taxable year in which you receive the distribution).
Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,
•the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
Foreign Account Tax Compliance Withholding
A 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/
or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of shares or ADSs and to withhold on a portion of payments under the shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, under proposed
Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final
Equinor 2024 Annual Report on Form 20-F  65
regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of these requirements have not yet been fully finalised, so it is impossible to determine at this time what impact, if any, these requirements will have on holders of the shares and ADSs.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
Documents related to us that are available to the public (this 2024 Form 20-F, the 2024 Annual Report, our Articles of
Association, our Code of Conduct, financial statements and our historical financial information for each of the three financial years preceding the publication of this 2024 Form 20-F) can be consulted on our website and at: Equinor ASA, Forusbeen 50, 4035
Stavanger, Norway. Unless stated otherwise, none of these documents form a part of this 2024 Form 20-F.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See notes 4 Financial risk and capital management and 28 Financial instruments and fair value measurement to the
Consolidated financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Exhibit 2.1 to this 2024 Form 20-F is incorporated herein by reference.
Name of depositary and address of its principal executive office.
JPMorgan Chase Bank N.A. (JPMorgan), serves as the depositary for Equinor’s ADR programme having replaced the Deutsche
Bank Trust Company Americas (Deutsche Bank) pursuant to the Further Amended and Restated Deposit Agreement dated 4
February 2019.
Equinor 2024 Annual Report on Form 20-F  66
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
Direct and indirect payments by the depositary
For the year ended 31 December 2024, J.P. Morgan reimbursed USD 3,735,450 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2024, such costs, associated with the administration of the ADR programme, paid by the company, added up to USD 260,258. Under certain circumstances, including the removal of J.P. Morgan as depositary, the company is required to repay to J.P. Morgan certain amounts paid to the company in prior periods.
Equinor 2024 Annual Report on Form 20-F  67
Part II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of
31 December 2024. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at a reasonable level of assurance.
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
Based on this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December
2024 was effective.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of 31 December 2024 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits Equinor’s Consolidated financial statements. Their audit report on the internal control over financial reporting is included in the Consolidated financial statements.
Equinor 2024 Annual Report on Form 20-F  68
Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year ended 31 December 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Anne Drinkwater qualifies as an “audit committee financial expert” as defined in Item
16A of Form 20-F under the Exchange Act and each of them is an independent director under Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct, which is approved by our board of directors, and applies to our board members, all of our employees (including our principal executive, principal financial and principal accounting officers) and hired personnel. Our Code of
Conduct is filed as Exhibit 11 to this 2024 Form 20-F.
In 2024, our board of directors approved certain amendments to our Code of Conduct to reflect Equinor’s continuous focus on ethical behavior. The update included clarifications to the conflict of interest provisions including the routines related to registration of directorships, secondary employment and ownership interests.
In 2024, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the heading “External auditor” in Chapter 15 of the 2024 Corporate Governance Report is
incorporated herein by reference. See also note 9 Auditor’s remuneration and Research and development expenditures to the
Consolidated financial statements.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance―Board committees” of this 2024 Form 20-F.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The information set forth under the headings “Equinor’s share incentive plans”, “Share buy-backs” and “Summary of share buy-
backs” in Section 5.1 Shareholder information of the 2024 Annual Report is also incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Equinor’s primary listing is on Oslo Børs. The American Depositary Receipts (ADRs) are listed on the New York Stock Exchange
(NYSE). In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC. ADRs representing the company’s ordinary shares are listed on the NYSE. While Equinor’s corporate governance practices follow the requirements of
Norwegian law, Equinor is also subject to the NYSE’s listing rules. As a foreign private issuer, Equinor is exempt from most of the
NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any
Equinor 2024 Annual Report on Form 20-F  69
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
Directors and Senior Management” of this 2024 Form 20-F.
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
Shareholder approval of equity compensation plans
NYSE rules require that, with limited exemptions, all equity compensation plans must be subject to a shareholder vote. Under
Norwegian company law, although the issuance of shares and authority to buy-back company shares must be approved by Equinor’s annual general meeting of shareholders, the approval of equity compensation plans is normally reserved for the board of directors.
Equinor 2024 Annual Report on Form 20-F  70
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policies and procedures is filed as
Exhibit 16 to this report.
ITEM 16K. CYBERSECURITY DISCLOSURE
Cyber security Risk Management and Strategy
Our processes for assessing, identifying and managing material risks from cyber security threats are integrated into our enterprise risk management (ERM) framework, which we use to identify, analyze, evaluate and manage risks. We recognize that risks from cyber security threats are interconnected and company-wide, so we seek to ensure shared situational awareness and common prioritization across different business areas. As described further below under “Cyber security Governance”, we have a cross-
departmental approach to addressing cyber security risk, which includes our employees, management and board of directors.
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
Actual and/or potential vulnerabilities in our information systems are continuously monitored by our Cyber Defence Center. We follow the ISO27001, IEC62443 and National Institute for Standard and Technology (NIST) cyber security frameworks to build resilience, focusing on capabilities for reducing both the probability and consequences of cyber security incidents. We utilize multiple tools and practices to monitor external developments related to cyber security which may be relevant to the company, such as alerts/
publications from national cyber security centres, advice from security risk consulting firms and reports from information technology and cyber security companies, and assess their implications for Equinor with a focus on external factors, such as the threat actors’
presence, capability, intent, past targeting and anticipated future targeting, as well as internal factors such as evidence of attacks on our information systems. All relevant updates and developments are disseminated across the company through the company’s intranet and e-mails to interested internal stakeholders.
Equinor 2024 Annual Report on Form 20-F  71
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
In 2024, as in previous years, we experienced several cyber security incidents and other disruptions to our information systems.
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
We use a three-line model for risk management (including cyber security risk) in which employees and management work together to contribute to the creation and protection of value. As the first line-of-control, cyber security risk is managed in the business areas as an integral part of employee and manager tasks. Technical experts in each business area are responsible for monitoring the relevant business area’s cyber security risks and performance, conducting assessments and ensuring a suitable and effective management system that reflects the relevant business area’s business scope and context, risks and external regulatory requirements. The first line shares its experiences and findings in a systematic way with the second line. The responsibility for reporting material risks from cyber security threats, regularly and systematically, follows the accountability of the business areas up to their respective executive vice presidents. The executive vice presidents of the business areas meet with the EVP SSU bi-annually to review top enterprise risk from cyber security threats.
The second line-of-control oversees cyber security risks, performance and assurance across the company and provides advice and support to the first line in identifying and executing assurance activities and monitors, supports and challenges the first line in relation to performance and management of cyber security risks. The EVP SSU leads the second line-of-control for cyber security-
related matters and oversees cyber security risks across the company and reports to the Corporate Executive Committee (CEC) and the SSEC. The Chief Security Officer (CSO) and Chief Information Security Officer (CISO) assist the EVP SSU in the day-to-day monitoring of cyber security risks, which are reported to the CEC. The CEC is responsible for reviewing and approving the strategy and resourcing of cyber security risk management. Our current EVP SSU holds a Master’s degree in Cybernetics and Process
Automation and a Bachelor’s degree in Automation from the Rogaland Regional College/University of Stavanger. She has held a number of central leadership positions within operations, projects and technology since she joined Equinor in 1999, including Chief
Operating Officer, where she drove the company’s digital transformation.
Our third line-of-control is the corporate audit unit which performs independent audits across business areas and management roles, including cyber security audits, and reports to the board of directors on a periodic basis.
Equinor 2024 Annual Report on Form 20-F  72
Part III
ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 79 of this 2024
Form 20-F. The audit report of Ernst & Young AS, an independent registered accounting firm, is included herein preceding the audited
Consolidated Financial Statements.
Equinor 2024 Annual Report on Form 20-F  73
ITEM 19. EXHIBITS

Exhibit no	Description
Exhibit 1	Articles of Association of Equinor ASA, as amended, effective from 14 May 2024 (English Translation).
Exhibit 2.1	Description of Securities registered under Section 12 of the Exchange Act.
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
Exhibit 2.5
Amended and Restated Agency Agreement, dated as of 30 April 2024, by and among Equinor ASA, as Issuer, Equinor
Energy AS, as Guarantor, the Bank of New York Mellon, London Branch, as Agent and the Bank of New York Mellon
SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme.

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

Exhibit 8	List of subsidiaries
Exhibit 11	Code of Conduct
Exhibit 12.1	Rule 13a-14(a) Certification of the Chief Executive Officer
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer
Exhibit 13.1	Rule 13a-14(b) Certification of the Chief Executive Officer1)
Exhibit 13.2	Rule 13a-14(b) Certification of the Chief Financial Officer1)
Exhibit 15.1	Consent of EY AS
Exhibit 15.2	Consent of DeGolyer and MacNaughton
Exhibit 15.3	Report of DeGolyer and MacNaughton
Exhibit 15.4	Equinor 2024 Annual Report
Exhibit 15.5	Oil and gas reserves report
Exhibit 15.6	Remuneration report
Exhibit 15.7	Remuneration policy
Exhibit 15.8	Clawback policy
Exhibit 15.9	Board statement on corporate governance
Exhibit 16	Insider trading policies
Exhibit 17	List of guarantor subsidiaries
Exhibit 101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the 2024 Form 20-F.
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
1)Furnished only.
The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.
Equinor 2024 Annual Report on Form 20-F  74
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
EQUINOR ASA
(Registrant)
By:          /s/ TORGRIM REITAN
Name: Torgrim Reitan
Title: Executive Vice President and Chief Financial Officer
Dated: 20 March 2025
Equinor 2024 Annual Report on Form 20-F  75
The reports set out below are provided in accordance with standards of the Public Company Accounting Oversight Board (United
States). Ernst & Young AS (PCAOB ID: 1572) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the
Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. That report is not included in this 2024 Form 20-F, but only in the 2024 Annual Report.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as of
31 December 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2024, and the related notes (collectively referred to as the
“Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended  31 December 2024, in conformity with IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB) and in conformity with IFRS Accounting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Company's internal control over financial reporting as of  31 December 2024, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 4 March 2025 expressed an unqualified opinion thereon.
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
of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Equinor 2024 Annual Report on Form 20-F  76

Recoverable amounts of production plants and oil and gas assets including assets under development
Description of the Matter
As of 31 December 2024, the Company has recognised production plants and oil and gas assets, including assets under development, of USD 33,255 million and USD 17,278 million, respectively, within Property, plant and equipment, and assets classified as held for sale of USD 7,227 million. Refer to Note 14 to the Consolidated
Financial Statements for the related disclosures. As described in Note 14, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the
Company’s process for evaluating the recoverability of production plants and oil and gas assets including assets under development, and assets classified as held for sale. This included testing controls over management’s review of assumptions and inputs to the assessments of impairment and impairment reversals.

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

Estimation of the asset retirement obligations
Equinor 2024 Annual Report on Form 20-F  77

Description of the Matter
As of 31 December 2024, the Company has recognised a provision for decommissioning and removal activities of
USD 10,928 million classified within Provisions and other liabilities. Refer to Note 23 to the Consolidated Financial
Statements for the related disclosures. As described in Note 23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.

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

/s/ Ernst & Young AS
We have served as the Company’s auditor since 2019.
Stavanger, Norway
4 March 2025
Equinor 2024 Annual Report on Form 20-F  78
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA and subsidiaries’ (the Company) internal control over financial reporting as at  31 December 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the 2024 Consolidated Financial Statements of the Company, and our report dated  4 March 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young AS
Stavanger, Norway
4 March 2025
  Equinor 2024 Annual Report on Form 20-F    79

79	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated financial statements

  Equinor 2024 Annual Report on Form 20-F    80

80	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated statement of income

		Full year
(in USD million)	Note	2024	2023	2022

Revenues	7	102,502	106,848	149,004
Net income/(loss) from equity accounted investments	15	49	(1)	620
Other income	6	1,223	327	1,182

Total revenues and other income	7	103,774	107,174	150,806

Purchases [net of inventory variation]		(50,040)	(48,175)	(53,806)
Operating expenses		(10,531)	(10,582)	(9,608)
Selling, general and administrative expenses		(1,255)	(1,218)	(986)
Depreciation, amortisation and net impairment	12, 13, 14	(9,835)	(10,634)	(6,391)
Exploration expenses	13	(1,185)	(795)	(1,205)

Total operating expenses		(72,846)	(71,404)	(71,995)

Net operating income/(loss)	5	30,927	35,770	78,811

		Full year
(in USD million)	Note	2024	2023	2022

Interest income and other financial income	10	1,951	2,449	1,222
Interest expenses and other financial expenses	10	(1,582)	(1,660)	(1,379)
Other financial items	10	(311)	1,325	(50)

Net financial items		58	2,114	(207)

Income/(loss) before tax		30,986	37,884	78,604

Income tax	11	(22,157)	(25,980)	(49,861)

Net income/(loss)		8,829	11,904	28,744

Attributable to shareholders of the company	20	8,806	11,885	28,746
Attributable to non-controlling interests		23	19	(3)

Basic earnings per share (in USD)	20	3.12	3.93	9.06

Diluted earnings per share (in USD)	20	3.11	3.93	9.03
  Equinor 2024 Annual Report on Form 20-F    81

81	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated statement of comprehensive income

		Full year
(in USD million)	Note	2024	2023	2022

Net income/(loss)		8,829	11,904	28,744

Actuarial gains/(losses) on defined benefit pension plans		1,028	(276)	461
Income tax effect on income and expenses recognised in OCI1)		(239)	66	(105)
Items that will not be reclassified to the Consolidated statement of income		790	(211)	356
Foreign currency translation effects		(1,943)	(587)	(3,609)
Share of OCI from equity accounted investments		(42)	(113)	424
Items that may subsequently be reclassified to the Consolidated statement of income		(1,985)	(701)	(3,186)

Other comprehensive income/(loss)		(1,196)	(911)	(2,829)

Total comprehensive income/(loss)		7,633	10,992	25,914

Attributable to the shareholders of the company		7,611	10,974	25,917
Attributable to non-controlling interests		23	19	(3)

1) Other Comprehensive Income (OCI).
  Equinor 2024 Annual Report on Form 20-F    82

82	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated balance sheet

		At 31 December
(in USD million)	Note	2024	2023

ASSETS
Property, plant and equipment	12	55,560	58,822
Intangible assets	13	5,654	5,709
Equity accounted investments	15	2,471	2,508
Deferred tax assets	11	4,900	7,936
Pension assets	22	1,717	1,260
Derivative financial instruments	28	648	559
Financial investments	16	5,616	3,441
Non-current prepayments and financial receivables	16	1,379	1,291

Total non-current assets		77,946	81,525

Inventories	17	4,031	3,814
Trade and other receivables1)	18	13,590	13,204
Current prepayment and financial receivables1)	16	3,867	3,729
Derivative financial instruments	28	1,024	1,378
Financial investments	16	15,335	29,224
Cash and cash equivalents	19	8,120	9,641

Total current assets		45,967	60,990

Assets classified as held for sale	6	7,227	1,064

Total assets		131,141	143,580

1)	Disaggregated from the previously reported line-item Trade and other receivables.
2)	Disaggregated from the previously reported line-item Trade, other payables and provisions.

		At 31 December
(in USD million)	Note	2024	2023

EQUITY AND LIABILITIES
Shareholders’ equity		42,342	48,490
Non-controlling interests		38	10

Total equity	20	42,380	48,500

Finance debt	21	19,361	22,230
Lease liabilities	25	2,261	2,290
Deferred tax liabilities	11	12,726	13,345
Pension liabilities	22	3,482	3,925
Non-current provisions and other liabilities	23	12,927	15,304
Derivative financial instruments	28	1,958	1,795

Total non-current liabilities		52,715	58,890

Trade and other payables2)	24	11,110	9,556
Current provisions and other liabilities2)	23	2,384	2,314
Current tax payable		10,319	12,306
Finance debt	21	7,223	5,996
Lease liabilities	25	1,249	1,279
Dividends payable	20	1,906	2,649
Derivative financial instruments	28	833	1,619

Total current liabilities		35,023	35,719

Liabilities directly associated with the assets classified as held for sale	6	1,023	471

Total liabilities		88,761	95,080

Total equity and liabilities		131,141	143,580
  Equinor 2024 Annual Report on Form 20-F    83

83	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated statement of changes in equity

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments1)	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2022	1,164	6,408	36,683	(5,245)	0	39,010	14	39,024
Net income/(loss)			28,746			28,746	(3)	28,744
Other comprehensive income/(loss)			356	(3,609)	424	(2,829)		(2,829)
Total comprehensive income/(loss)								25,914
Dividends			(7,549)			(7,549)		(7,549)
Share buy-back	(22)	(3,358)	—			(3,380)		(3,380)
Other equity transactions		(10)	—			(10)	(10)	(20)

At 31 December 2022	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989

Net income/(loss)			11,885			11,885	19	11,904
Other comprehensive income/(loss)			(211)	(587)	(113)	(911)		(911)
Total comprehensive income/(loss)								10,992
Dividends			(10,783)			(10,783)		(10,783)
Share buy-back	(42)	(3,037)	(2,606)			(5,685)		(5,685)
Other equity transactions		(3)	—			(3)	(10)	(13)

At 31 December 2023	1,101	—	56,521	(9,442)	310	48,490	10	48,500

Net income/(loss)			8,806			8,806	23	8,829
Other comprehensive income/(loss)			790	(1,943)	(42)	(1,196)		(1,196)
Total comprehensive income/(loss)								7,633
Dividends			(7,802)			(7,802)		(7,802)
Share buy-back	(49)	—	(5,887)			(5,936)		(5,936)
Other equity transactions		—	(20)			(20)	5	(15)

At 31 December 2024	1,052	—	52,407	(11,385)	268	42,342	38	42,380
1) OCI items from equity accounted investments that may subsequently be reclassified to the Consolidated statement of income, are presented as part of OCI from equity accounted investments. OCI items that will not be reclassified to the Consolidated statements of income will be included in retained earnings.

Please refer to note 20 Shareholders’ equity, capital distribution and earnings per share for more details
  Equinor 2024 Annual Report on Form 20-F    84

84	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Consolidated statement of cash flows

		Full year
(in USD million)	Note	2024	2023	2022

Income/(loss) before tax		30,986	37,884	78,604

Depreciation, amortisation and net impairments, including exploration write-offs	12, 13, 14	9,906	10,581	6,733
(Gains)/losses on foreign currency transactions and balances		(166)	(852)	(2,088)
(Gains)/losses on sale of assets and businesses	6	(772)	8	(823)
(Increase)/decrease in other items related to operating activities1)		(2,335)	(1,313)	468
(Increase)/decrease in net derivative financial instruments	28	(86)	1,041	1,062
Interest received		1,841	1,710	399
Interest paid		(891)	(1,042)	(747)

Cash flows provided by operating activities before taxes paid and working capital items		38,483	48,016	83,608

Taxes paid		(20,592)	(28,276)	(43,856)

(Increase)/decrease in working capital		2,218	4,960	(4,616)

Cash flows provided by operating activities		20,110	24,701	35,136

Cash used in business combinations	6	(1,710)	(1,195)	147
Capital expenditures and investments	6	(12,177)	(10,575)	(8,758)
(Increase)/decrease in financial investments2)		9,364	443	(10,089)
(Increase)/decrease in derivative financial instruments		143	(1,266)	1,894
(Increase)/decrease in other interest-bearing items		(623)	(87)	(23)
Proceeds from sale of assets and businesses3)	6	1,470	272	966

Cash flows provided by/(used in) investing activities		(3,532)	(12,409)	(15,863)

		Full year
(in USD million)	Note	2024	2023	2022

Repayment of finance debt	21	(2,592)	(2,818)	(250)
Repayment of lease liabilities	25	(1,491)	(1,422)	(1,366)
Dividends paid	20	(8,578)	(10,906)	(5,380)
Share buy-back	20	(6,013)	(5,589)	(3,315)
Net current finance debt and other financing activities		933	2,593	(5,102)

Cash flows provided by/(used in) financing activities	21	(17,741)	(18,142)	(15,414)

Net increase/(decrease) in cash and cash equivalents		(1,163)	(5,850)	3,860

Foreign currency translation effects		(359)	(87)	(2,268)
Cash and cash equivalents at the beginning of the period (net of overdraft)	19	9,641	15,579	13,987

Cash and cash equivalents at the end of the period (net of overdraft)4)	19	8,120	9,641	15,579

1) This line item includes a net fair value gain of USD 256 million in 2024. The corresponding figures for 2023 and 2022 were a net fair value gain of USD 77 million and a net fair value loss of USD 1,095 million, respectively. The fair value adjustments relate to inventory, shares and financial investments.

2) This line item includes the acquisition of 10 per cent of the shareholding in Ørsted A/S for USD 2.5 billion.
3) For 2024, this line item includes cash consideration related to the disposals of the businesses in Nigeria and Azerbaijan, as well as cash consideration related to the sale of gas infrastructure assets in Norway. See note 6 Acquisitions and disposals for more information.

4) At 31 December 2024, 2023 and 2022, cash and cash equivalents net of overdraft were zero.

Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 662 million, USD 468 million, and USD 382 million for the years ending 31 December 2024, 2023 and 2022, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities. Total interest paid amounts to
USD 1,553 million, USD 1,510 million, and USD 1,129 million for the years 2024, 2023 and 2022, respectively.

  Equinor 2024 Annual Report on Form 20-F    85

85	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Notes to the consolidated financial statements
Note 1. Organisation
The Equinor group (Equinor) consists of Equinor ASA
and its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The address of its registered office is Forusbeen 50,
NO-4035 Stavanger, Norway.
Equinor’s objective is to develop, produce and market
various forms of energy and derived products and
services, as well as other businesses. The activities
may also be carried out through participation in or
cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor
ASA and owner of all of Equinor's oil and gas activities
and net assets on the Norwegian continental shelf, is
co-obligor or guarantor for certain debt obligations
of Equinor ASA.
The Consolidated financial statements of Equinor for
the full year 2024 were approved for issuance by the
board of directors on 4 March 2025 and is subject to
approval by the annual general meeting on 14 May
2025.
Note 2. Accounting policies

Statement of compliance
The Consolidated financial statements of Equinor
ASA and its subsidiaries (Equinor) have been
prepared in accordance with IFRS Accounting
Standards as adopted by the European Union (EU)
and with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB),
IFRIC® Interpretations issued by IASB and the
additional requirements of the Norwegian Accounting
Act, effective on 31 December 2024.
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
Certain amounts in the comparable years have been
reclassified or re-presented to conform to current
year presentation. Unless otherwise noted, all
amounts in the Consolidated financial statements are
denominated in USD millions. Due to rounding the
subtotals and totals in some of the tables in the notes
may not equal the sum of the amounts shown in the
primary financial statements.
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
Consolidated financial statements.
Basis of consolidation
The Consolidated financial statements include the
accounts of Equinor ASA and its subsidiaries as well
as Equinor’s interests in joint operations and equity
accounted investments. All intercompany balances
and transactions, including unrealised profits and
losses arising from Equinor's internal transactions,
have been eliminated.
Foreign currency translation
Foreign exchange differences arising on translation
of transactions, assets and liabilities to the functional
currency of individual entities in Equinor are
recognised as foreign exchange gains or losses in the
Consolidated statement of income within Net financial
items. Foreign exchange differences arising from the
translation of estimate-based provisions are
generally accounted for as part of the change in the
underlying estimate.
When preparing the Consolidated financial
statements, the financial statements of entities with
functional currencies other than the Group’s
presentation currency (USD )are translated into USD,
with the foreign exchange differences recognised
separately in Other comprehensive income (OCI).
The cumulative translation differences relating to an
entity are reclassified to the Consolidated statement
of income and reflected as a part of the gain or loss
upon disposal of that entity.
Loans from Equinor ASA to subsidiaries and equity
accounted investments with other functional
currencies than the parent company, and where
settlement is neither planned nor likely in the
foreseeable future, are considered part of the parent
company’s net investment in these entities. Foreign
exchange differences arising from these loans are
recognised in OCI in the Consolidated financial
statements.
Statement of cash flows
In the statement of cash flows, operating activities are
presented using the indirect method. Income/(loss)
before tax is adjusted for changes in inventories and
operating receivables and payables, the effects of
non cash items such as depreciations, amortisations
and impairments, provisions, unrealised gains and
losses and undistributed profits from associates, and
items of income or expense for which the cash effects
are investing or financing cash flows. Increase/
decrease in financial investments, derivative financial
instruments, and other interest-bearing items are all
presented net as part of Investing activities. This
presentation is normally due to the nature of the
transactions which often involve large amounts,quick
turnover, and short maturities, or consideration of
materiality.
Adoption of new IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC Interpretations
New IFRS Accounting Standards, amendments to IFRS
Accounting Standards and IFRIC Interpretations that
became effective and were adopted by Equinor as of
1 January 2024 do not have significant impact on
Equinor’s Consolidated financial statements upon
adoption. This includes:
  Equinor 2024 Annual Report on Form 20-F    86

86	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
•Non-current Liabilities with Covenants and

Classification of Liabilities as Current or Non-
current - Amendments to IAS 1
•Lease liability in a Sale and Leaseback -
Amendments to IFRS 16
•Supplier Finance Arrangements - Amendments to
IAS 7 and IFRS 7
IFRS Accounting Standards, amendments to IFRS
Accounting Standards, and IFRIC Interpretations
issued, but not yet effective:
Equinor has not early adopted any IFRS Accounting
Standard, amendments to IFRS Accounting
Standards, or IFRIC Interpretations issued, but not yet
effective.
IFRS 18 Presentation and Disclosure in Financial
Statements
In April 2024, the IASB issued IFRS 18, which will
replace IAS 1 effective from 1 January 2027. The new
standard introduces several key new requirements:
•Entities are required to classify all income and
expenses into five categories in the Consolidated
statement of income: operating, investing,
financing, income taxes, and discontinued
operations.
•Additionally, entities are required to present a
newly-defined operating profit subtotal.
•Management-defined performance measures
(MPMs) shall be disclosed in a single note to the
financial statements.
•Enhanced guidance for aggregating and
disaggregating information in financial
statements.
In addition, entities are required to use the operating
profit subtotal as the starting point for the
Consolidated statement of cash flows when
presenting cash flows provided by operating
activities under the indirect method.
IFRS 18 applies retrospectively and allows for earlier
application if disclosed.
Equinor is currently assessing the impact of IFRS 18 on
our financial statements. While recognition and
measurement of items will remain unchanged, the
presentation in the Consolidated statement of income
will be affected. Among other impacts, net income/
(loss) from equity accounted companies, as well
gains/(losses) on disposal of interests in such
companies, will be excluded from the new operating
profit subtotal and classified in the investing category.
Foreign currency exchange gains/(losses) not related
to the financing category will be reclassified into the
operating and investing categories. Interest income
and other financial income, and gains/(losses) on
financial investments will be classified in the investing
category.
The cash flow statement will also be affected. The
new operating profit subtotal will be the starting point
for the Consolidated statement of cash flows. Interest
paid will be reclassified from cash flows provided by
operating activities to cash flows provided by/(used
in) financing activities. Interest received and dividends
received will be included in cash flows provided by/
(used in) investing activities.
Equinor will ensure full compliance by the effective
date, including restating comparative information and
preparing for new disclosures.
Other accounting standards:
The following new and amended accounting
standards are not expected to have a significant
impact on Equinor’s Consolidated financial
statements:
•Lack of Exchangeability - Amendments to IAS 21
•Classification and Measurement of Financial
Instruments - Amendments to IFRS 9 and IFRS 7
Accounting judgement and key sources of
estimation uncertainty
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
Estimates used in the preparation of these
Consolidated financial statements are prepared
based on customised models. The assumptions
applied in these estimates are derived from
historical experience, external sources of
information and various other factors that
management assesses to be reasonable under the
current conditions and circumstances. These
estimates and assumptions form the basis of
making the judgements about carrying values of
assets and liabilities when these are not readily
apparent from other sources. Actual results may
differ from these estimates. The estimates and
underlying assumptions are continuously reviewed,
taking into account the current and expected
future set of conditions.
Equinor is exposed to several underlying economic
factors affecting the overall results, such as
commodity prices, foreign currency exchange
rates, market risk premiums and interest rates as
well as financial instruments with fair values
derived from changes in these factors. The effects
of the initiatives to limit climate changes and the
transition to a lower carbon economy are relevant
to several of these economic assumptions. In
addition, Equinor's results are influenced by the
level of production, which in the short term may be
impacted by, for instance, maintenance
programmes, among other factors. In the long-
term, the results are impacted by the success of
exploration, field developments, operating
activities, and progress within renewables and low
carbon solutions.
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
  Equinor 2024 Annual Report on Form 20-F    87

87	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 3. Climate change and energy transition

Risks arising from climate change and the
transition to a lower carbon economy
Policy, legal, regulatory, market and technology
developments related to climate change, can affect
Equinor’s business plans and financial performance.
Shifts in stakeholder focus between energy security,
affordability and sustainability add uncertainty to
delivery and outcomes associated with Equinor’s
strategy. In its long-term planning, Equinor analyses
how the global energy markets may develop, such as
future changes in demand for Equinor’s products (oil,
gas and power in key markets). Commodity price
sensitivities are presented in a table below, including
the World Energy Outlook 2024 (WEO) scenarios
presented by the International Energy Agency (IEA),
and in note 14 Impairments.
Equinor assesses risks in short-, medium- and long-
term perspectives, including strategic and emerging
risks that can impact achievement of our corporate
objectives. Climate-related risks are assessed from
two perspectives: transition risk, which relates to the
financial robustness of the company’s business model
and portfolio in various decarbonisation scenarios;
and physical climate risk, which relates to the
exposure and potential vulnerability of Equinor’s
assets to climate-related perils in different climate
change scenarios. Equinor’s Energy transition plan
and climate related ambitions are responses to the
challenges and opportunities presented by the
energy transition. On the right is a summary of
relevant risks and risk adjusting actions:

	Risks – upsides and downsides	Risk adjusting actions
Transition risks
▪Stricter climate laws, regulations, and policies as well as adverse litigation outcomes could adversely impact Equinor's financial results and outlook, including the value of its assets. These might be direct impacts, or indirect impacts through changes in consumer behaviour or technology developments.
▪Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions and changes in investor and societal sentiment can affect
Equinor’s access to capital markets and financing costs.
▪Changing demand and more cost-competitive solutions for renewable energy and low-carbon solutions represent both threats and opportunities for Equinor future value creation and the value of Equinor’s assets.
▪Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to diminishing returns within the renewable and low carbon industries and hinder Equinor ambitions. These investments may be exposed to interest rate risk and inflation risk.
▪Equinor sees opportunities for value creation in the energy transition through optimisation of Equinor’s oil and gas business and by utilising its competitive capabilities across new areas of the energy system. In a decarbonising world with a broad energy mix, policymakers and stakeholders may set a premium on oil and gas produced in a responsible and increasingly carbon efficient way.

▪Equinor monitors trends in relevant policies and regulations and addresses regulatory and policy risk in capital investment processes and through enterprise risk management in the business line.
▪Equinor includes actual or default minimum carbon pricing across investments, applies price robustness criteria and routinely stress tests the portfolio for different future price scenarios towards net zero. Hurdle rates and other financial sensitivity testing are included in decision making.
▪Equinor has developed its corporate strategy and Energy transition plan
(ETP) to demonstrate commitment to a low carbon business
transformation that balances investor and societal expectations. This includes an ambitious abatement plan to reduce absolute emissions and emissions intensity from Equinor activities.
▪Equinor assesses climate-related risks related to external technology development trends and invests in research, innovation and technology ventures that support positive value creation for its portfolio. Examples of relevant technologies within Equinor’s portfolio include carbon capture and storage (CCS), battery technology, solar and wind renewable energy, low CO₂ intensity solutions, improvements in methane emissions and application of renewables in oil and gas production.

Physical climate risks
▪Changes in physical climate parameters could impact Equinor's operations, resulting in disruption to operations, increased costs, or incidents. This could be through extreme weather events or chronic physical impacts such as rising sea level accompanied by increased wave heights. As Equinor’s renewable portfolio grows, unexpected changes in meteorological parameters, such as average wind speed or changes in wind patterns and cloud cover can affect energy production as well as factors such as maintenance and equipment lifetimes.

▪Physical climate risks are taken into account through technical and engineering functions in design, operations, and maintenance, with consideration of how the external physical environment may be changing.
▪With assistance from leading expert consultants and climate scenario models,
Equinor continues to assess potential vulnerability of its assets to modelled climate-
related changes in the physical environment. However, there is uncertainty regarding the magnitude of impact and time horizon for the occurrence of physical impacts of climate change, which leads to uncertainty regarding the potential impact for Equinor.

  Equinor 2024 Annual Report on Form 20-F    88

88	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Impact on Equinor’s financial statements

Equinor's double materiality assessment identified
transition risks as a material sustainability matter. The
quantified impact on the financial statements for
2024 is not significant.
CO₂-cost and EU ETS carbon credits
Equinor’s oil & gas operations in Europe are part of
Accounting policies
Cost of CO₂ quotas
Purchased CO₂ quotas under the EU Emissions
Trading System (EU ETS) are reflected at cost in
Operating expenses as incurred in line with emissions.
Accruals for CO₂ quotas required to cover emissions
to date are valued at market price and reflected as
current liabilities within Trade and other payables.
Quotas owned, but exceeding the emissions incurred

	Number of EU ETS quotas in thousands		(in USD million)
	2024	2023	2024	2023
Opening balance at 1 January	8,576	10,782	93	20
Allocated free quotas	5,940	356
Purchased quotas on the ETS market	5,641	7,822	392	708
Sold quotas on the ETS market	—	—
Returned excess free quotas	(203)	(544)
Settled quotas (offset against emissions)	(9,807)	(9,840)	(467)	(635)
Closing balance at 31 December	10,147	8,576	19	93

All numbers in the table are presented gross (100%) for Equinor operated licenses and include both EU ETS and UK ETS quotas, as received or settled during the calendar year.
the EU Emission Trading System (EU ETS). Equinor
buys EU ETS allowances (quotas or carbon credits)
for the emissions related to its oil & gas production
and processing. Currently Equinor receives a share of
free quotas according to the EU ETS regulation. The
share of free quotas is expected to be significantly
reduced in the future, partially due to the phasing out
of free quotas for gas production by 2030.
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
Total expensed CO₂ cost related to emissions and
purchase of CO₂ quotas in Equinor related to
activities resulting in GHG emissions (Equinor’s share
of the operating licences in addition to land-based
facilities) amounted to USD 465 million in 2024,
USD 486 million in 2023 and USD 510 million in 2022.
A large portion of the cost of CO₂ is related to the
purchase of EU ETS quotas. The table below shows,
on a 100% operated basis, an analysis of number of
quotas utilised and the related monetary amounts
recognised in financial statements by Equinor’s
operated licences and land- based facilities subject
to the requirements under EU ETS.
Allocated free quotas consist of actual free quotas
received in ETS during the calendar year. In 2024,
Equinor received the allocated share of free quotas
for the years 2024 and 2023, due to a delay in the
allocation schedule. The closing balance for the
number of quotas consists mainly of purchased
quotas for current year and remaining quotas after
the settlement of current and previous year(s),
including free quotas. The closing balance in USD
consists mainly of the value of the remaining quotas
after the preliminary allocation of the current year
quotas.

(in USD million)	2024	2023

Offshore, REN	1,983	880
Onshore, REN	170	1,127
Total Additions to PP&E, intangibles and equity accounted investments - REN	2,153	2,007

Low carbon solutions (within MMP)	76	179
Total Additions to PP&E, intangibles and equity accounted investments - REN and LCS	2,229	2,186
Investments in renewables and low-carbon solutions
Equinor’s ambition is to build a focused, carbon
efficient oil and gas portfolio complemented with
renewable and low-carbon solutions to create long-
term value while supplying reliable energy with
progressively lower emissions. Equinor continues to
mature its renewables portfolio under development.
During 2024 Equinor closed an asset swap
transaction with bp, under which Equinor took full
ownership of the Empire Wind lease and projects and
bp took full ownership of the Beacon Wind lease and
projects.
Equinor’s investments in renewables are included as
Additions to PP&E, intangibles and equity accounted
investments in the REN-segment in note 5 Segments.
See table below for details. Over the course of 2024,
the additional investments in the South Brooklyn
Marine Terminal (SBMT) and Empire Wind projects in
the US and investments related to projects in the UK
and Europe contributed to the significant increase in
the book value compared to the prior year. See note 6
Acquisitions and disposals for more details.
  Equinor 2024 Annual Report on Form 20-F    89

89	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Equinor is taking steady steps to industrialise CCS.
During 2024, the Northern Lights project was
completed and is now ready to receive CO2, and
already fully booked by customers. Equinor is
pursuing the Net Zero Teesside and Northern
Endurance Partnership projects in order to provide
thermal power and CCS to local industries in the UK.
In the US, Equinor is participating in one of the largest
US carbon capture and storage projects, Bayou
Bend, which is located along the Gulf Coast in
Southeast Texas. Investments in these projects
amounted to USD 76 million in 2024 (USD 179 million in
2023).

Investments in electrification of oil and gas assets
During 2024, Equinor invested around USD 180 million
in electrification (around USD 200 million in 2023).
Equinor’s abatement projects primarily include full
and partial electrification of offshore assets in
Norway at key fields and plants, including the Troll,
Oseberg, Njord and the Hammerfest LNG plant,
mainly by power from shore. Emissions abatement
milestones in 2024 included partial electrification of
the Troll B and Troll C fields. Further, Sleipner field
centre, along with the Gudrun platform and other
associated fields, were connected to power from
shore.
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
Power Purchase Agreements (PPAs)
Equinor holds various long-term power purchase
agreements (PPAs) for power sourced from wind and
solar parks with an expiry date up until 2040. The
agreements imply balancing services provided to the
asset owners, whereby Equinor takes over the long-
term balancing risk related to production. The
majority of these agreements are settled at the
appropriate market price less a balancing fee and
expire by the end of 2026. The agreements include
pay-as-produced elements, but since the majority of
the power purchase agreements are linked to the
applicable market prices, and the power purchased is
mainly sold on power exchanges at market price,
Equinor only holds a limited long-term price risk
related to these agreements. For accounting policies
related to power sales and related purchases, please
refer to note 7 Total revenues and other income.
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
Commodity prices
Significant changes in oil and gas prices outside
planning assumptions could impact our financial
performance. Equinor’s commodity price assumptions
applied in value-in-use impairment testing are based
on management’s best estimate of future market
trends. This price-set is currently not equal to the
price-set mapped out to achieve net zero emissions
by 2050 and limit global warming to 1.5 °C as outlined
in IEA’s WEO Net Zero Emissions scenario. Changes in
how the world acts with regards to achieving the
goals in the Paris agreement could have a negative
impact on the valuation of Equinor’s assets. A
calculation of possible impairments of Equinor’s
upstream production assets and certain intangible
assets using price assumptions from two IEA WEO
scenarios are provided in the sensitivity table below.
In these estimates we use management’s price
assumptions until 2030, and from 2030 onwards we
apply linear interpolation between IEA’s prices. In
previous years, a linear bridging was applied between
the current commodity prices and the first price point
provided in the WEO scenarios. To be comparable to
Equinor management’s price assumptions, we adjust
the crude oil prices in the WEO scenarios for
transportation cost and all prices for real inflation in
2024. These illustrative impairment sensitivity
calculations are based on a simplified model with
limitations as described in note 14 Impairments.
Cost of CO2
Climate-related considerations are included directly
in the impairment calculations by estimating the CO₂
taxes in the cash flows, and indirectly through
estimated commodity prices related to supply and
demand. The CO₂ prices also have effect on the
estimated production profiles and economic cut-off
of the projects.
We apply carbon price assumptions for all Equinor’s
assets, also for assets in countries outside EU where
CO2 is not already subject to taxation or where
Equinor has not established specific estimates. Our
default assumption, in real 2024 terms, is a price of
USD 92 per tonne starting in 2026 that increases to
USD 118 per tonne by 2030 and stays flat thereafter.
The EU ETS price has increased significantly from 25
EUR/tonne in 2020 to an average cost of EU ETS
allowances of 66 EUR/tonne in 2024 (86 EUR/tonne in
2023). Equinor’s commodity price assumptions
include an EU ETS price of near 70 EUR/tonne for the
next two years. By 2040 the price is assumed to
increase to around 136 EUR/tonne (130 EUR/tonne
projected in 2024), and thereafter to around 165
EUR/tonne in 2050 (150 EUR/tonne projected in
2024) in real  2024 terms.
Thus, Equinor expects greenhouse gas emission costs
to increase from current levels and to have a wider
geographical range than today. During 2024, Equinor
paid CO₂-related fees in Norway, the UK and
Germany for its own operated assets and Nigeria
and Canada for partner-operated assets.
The CO₂-tax assumptions used for impairment
calculations of Norwegian upstream assets are based
on Norway’s Climate Action Plan for the period
2021-2030 (Meld. St 13 (2020-2021)), assuming a
gradually increased CO₂ tax (the total of EU ETS +
Norwegian CO₂ tax) in Norway to 2,000 NOK/tonne
(real 2020) in 2030.
  Equinor 2024 Annual Report on Form 20-F    90

90	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Sensitivity table

The table below presents some relevant prices and
variables from two scenarios in IEA’s WEO 2024
compared to management’s price assumptions, and
an estimated potential impairment effect given these
scenarios. The IEA prices are adjusted for inflation
and presented in 2024 real terms. Refer to section 3.2
E1 Climate change in the Annual Report 2024 for
more details about the scenarios.

	Management's price assumptions1)		Net Zero Emissions (NZE) by 2050 Scenario4)		Announced Pledges Scenario (APS)5)
Brent blend, 2030	80	USD/bbl	42	USD/bbl	73	USD/bbl
Brent blend, 2040	75	USD/bbl	30	USD/bbl	64	USD/bbl
Brent blend, 2050	70	USD/bbl	25	USD/bbl	59	USD/bbl
TTF, 2030	8.3	USD/MMBtu	4.5	USD/MMBtu	6.2	USD/MMBtu
TTF, 2040	9.5	USD/MMBtu	4.2	USD/MMBtu	5.4	USD/MMBtu
TTF, 2050	9.5	USD/MMBtu	4.1	USD/MMBtu	5.4	USD/MMBtu
EU ETS2), 3), 2030	116	USD/tCO2	144	USD/tCO2	139	USD/tCO2
EU ETS2), 3), 2040	156	USD/tCO2	211	USD/tCO2	180	USD/tCO2
EU ETS2), 3), 2050	190	USD/tCO2	258	USD/tCO2	206	USD/tCO2
Illustrative potential impairment (USD)			~4	billion	<0.5	billion

1)	Management’s future commodity price assumptions applied when estimating value in use, see note 14 Impairments.
2)	Scenarios: Price of CO₂ quotas in advanced economies with net zero pledges, not including any other CO₂ taxes.
3)	EU ETS price assumptions have been translated from EUR to USD using Equinor’s assumptions for currency rates, EUR/ USD = 1.15
4)	A scenario where the world moves on a potential path towards limiting global warming to 1.5 °C relative to pre- industrial levels.
5)	A scenario where all national energy and climate targets made by governments are met on time and in full. Using this scenario, the world is expected to reach a 1.7ºC increase in the year 2100.
An increase in systematic climate risk may result in a
higher discount rate applied for impairment testing
purposes. Please refer to note 14 Impairments for
further information on discount rate sensitivity.
The IEA scenarios primarily stress oil and gas prices,
not reflecting the potential impact on trading and
refinery margins in MMP, or Equinor’s renewable
assets and low carbon projects. For most MMP assets,
margin movements are not directly correlated to oil
and gas price fluctuations. Further, many of Equinor’s
renewable assets have fixed price offtake contracts,
and therefore are not directly sensitive to power
prices. MMP and REN segments represent only
around 14% of Equinor’s total book value of non-
current segment assets and equity accounted
investments, as disclosed in note 5 Segments.
Including these assets in the calculation of illustrative
potential impairments would therefore not be
expected to have a material impact
Robustness of Equinor’s portfolio, and risk of stranded
assets
The transition to renewable energy, technological
development, and the expected reduction in global
demand for carbon-based energy, may impact the
future profitability of certain upstream oil and gas
assets. Equinor uses scenario analysis to outline
different possible energy futures, some of which imply
lower oil and natural gas prices and higher CO₂ tax. If
this materialises, it can lead to a decrease in the cash
flow from oil and gas, and potentially reduce the
economic lifetime of some assets. Equinor seeks to
mitigate this risk by improving the resilience of the
existing upstream portfolio, maximising the efficiency
of the infrastructure on the NCS and optimising the
high- quality international portfolio. The project
portfolio is robust to low oil and gas prices and
actions are in place to maintain cost discipline across
the company. Equinor continues to pursue high-value
barrels to enhance the portfolio, through exploration,
increased recovery in addition to acquisitions and
divestments, with the expectation of strong oil and
gas cash flow from operations. We further aim to
maintain significant capex flexibility in the current
portfolio, with non-sanctioned projects representing a
substantial part of the expected capex for the period
2026-2027 and beyond. This is expected to allow
Equinor to optimise and re-prioritise non-sanctioned
projects to ensure continued generation of high value
through cycles.
Based on the current production profiles,
approximately 57% of Equinor’s proved oil and gas
reserves, as defined by the SEC, are planned to be
produced in the period 2025-2030 and more than
98% in the period 2025-2050. In both cases, this
indicates a lower risk of early cessation of production
and can provide flexibility in adapting to the changing
market conditions or a shift in global energy demand.
Please refer to note 12 Property, plant and equipment
for the definition of proved and expected oil and gas
reserves.
Equinor will continue to selectively explore for new
resources with a focus on mature areas with existing
infrastructure to minimise emissions and maximise
value. During the transition, Equinor will continue to
supply oil and gas beyond 2035 but we anticipate
that it will form an increasingly smaller proportion of
our portfolio over time due to both declining demand
and the expected production decline on the
Norwegian Continental Shelf. Reaching Equinor’s net
50% reduction ambition for operated scope 1 and 2
emissions will require a company-wide, coordinated
effort to execute and mature the abatement projects,
improve energy efficiency, develop new technologies,
and strengthen the resilience of the portfolio. Equinor
aims to achieve a 15-20% reduction in net carbon
intensity by 2030 and a 30-40% reduction by 2035,
including scope 3 emissions. The combination of
increased renewables and decarbonised energy, the
scale up of low carbon solutions such as CCS and
optimisation of the oil and gas portfolio provides
confidence that Equinor can meet its medium-term
ambitions. As such, Equinor’s ambitions in the Energy
transition plan have currently not resulted in the
identification of additional assets being triggered for
impairment or earlier cessation.
Any future exploration may be restricted by policies,
regulations, market, and strategic considerations.
Provided that the economic assumptions would
deteriorate to such an extent that undeveloped
assets controlled by Equinor should not materialise,
  Equinor 2024 Annual Report on Form 20-F    91

91	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
assets at risk are mainly comprised of the intangible
assets Oil and Gas prospects, signature bonuses and
the capitalised exploration costs, with a total carrying
value of USD 3.6 billion in 2024, 1.1 being in EPN and
2.5 being in EPI. (USD 3.2 billion in 2023, USD 1.0 million
in E&P Norway and 2.2 in E&P International). See note
13 Intangible assets for more information regarding
Equinor’s intangible assets.

Equinor has not currently identified material physical
risk related to potential exposure of its asset portfolio
in modelled climate change scenarios, and will
continue to develop its approach for detailed
assessment going forward.
Timing of Asset Retirement Obligations (ARO)
As mentioned above, there are currently no assets
triggered for earlier cessation as a result of Equinor’s
ambitions in the Energy transition plan However, if the
business cases of Equinor’s producing oil and gas
assets should change materially, this could affect the
timing of cessation of the assets. A shorter production
period will increase the carrying value of the liability.
To illustrate, performing removal five years earlier
than currently scheduled would increase the liability
by around USD 1.1 billion before tax and excluding
held for sale assets (around USD 1.2 billion in 2023),
which is mainly related to E&P Norway. See note 23
Provisions and other liabilities for more information
regarding Equinor’s ARO, including expected timing of
cash outflows of recognised asset retirement
obligations. The most significant cash outflows are
expected between 2035-2039.
Note 4. Financial risk and capital
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
Market risk
Equinor operates in the worldwide crude oil, refined
products, natural gas, and electricity markets and is
exposed to market risks including fluctuations in
hydrocarbon prices, foreign currency rates, interest
rates, and electricity prices that can affect the
revenues and costs of operating, investing, and
financing. These risks are managed primarily on a
short-term basis with a focus on achieving the highest
risk-adjusted returns for Equinor within the given
mandate. Long term exposures are managed at the
corporate level, while short-term exposures are
managed according to trading strategies and
mandates. Mandates in the trading organisations
within crude oil, refined products, natural gas, and
electricity are relatively restricted compared to the
total market risk of Equinor.
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

Commodity price sensitivity	At 31 December
	2024		2023
(in USD million)	-30%	+30%	-30%	+30%
Crude oil and refined products net gains/(losses)	881	(882)	442	(442)
Natural gas, electricity and CO₂ net gains/(losses)	(122)	210	86	(52)
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
Price risk sensitivities at the end of 2024 and 2023 at
30% are assumed to represent a reasonably possible
change based on the duration of the derivatives.
Since none of the derivative financial instruments
included in the table below are part of hedging
relationships, any changes in the fair value would be
recognised in the Consolidated statement of income.
  Equinor 2024 Annual Report on Form 20-F    92

92	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
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
The following currency risk sensitivity for financial
instruments has been calculated, by assuming a 10%
reasonable possible change in the most relevant
foreign currency exchange rates that impact
Equinor’s financial accounts, based on balances at
31 December 2024. As of 31 December 2023, a
change of 11% in the most relevant foreign currency
exchange rates was viewed as a reasonable possible
change. With reference to the table below, a negative
figure represents a negative equity impact/loss, while
a positive figure represents a positive equity impact/
gain.
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
For more detailed information about Equinor’s long-
term debt portfolio see note 21 Finance debt.
The following interest rate risk sensitivity has been
calculated by assuming a change of 100 basis points
as a reasonable possible change in interest rates at
the end of 2024. In 2023, a change of 130 basis points
was viewed as a reasonable possible change in
interest rates. A decrease in interest rates will have
an estimated positive impact on net financial items in
the Consolidated statement of income, while an
increase in interest rates will have an estimated
negative impact on net financial items in the
Consolidated statement of income.

Currency risk sensitivity	At 31 December 2024
(in USD million)	NOK	EUR	GBP

Impact from a 10% strengthening of given currency vs USD on:
Shareholders equity through OCI	888	309	925
Shareholders equity through P&L	84	(167)	(167)
Impact from a 10% weakening of given currency vs USD on:
Shareholders equity through OCI	(888)	(309)	(925)
Shareholders equity through P&L	(84)	167	167

Currency risk sensitivity	At 31 December 2023
(in USD million)	NOK	EUR	GBP

Impact from a 11% strengthening of given currency vs USD on:
Shareholders equity through OCI	1,519	406	903
Shareholders equity through P&L	(413)	(418)	(92)
Impact from a 11% weakening of given currency vs USD on:
Shareholders equity through OCI	(1,519)	(406)	(903)
Shareholders equity through P&L	413	418	92

Interest risk sensitivity		At 31 December
	2024		2023
(in USD million)	- 100 basis points	+ 100 basis points	- 130 basis points	+ 130 basis points
Positive/(negative) impact on net financial items	262	(250)	336	(333)
  Equinor 2024 Annual Report on Form 20-F    93

93	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Equity price risk

Equinor’s captive insurance company holds listed
equity securities as part of its portfolio. In addition,
Equinor holds some other listed and non-listed
equities, mainly for long-term strategic purposes. By
holding these assets, Equinor is exposed to equity
price risk, defined as the risk of declining equity prices,
which can result in a decline in the carrying value on
certain of Equinor’s assets recognised in the balance
sheet. The equity price risk in the portfolio held by
Equinor’s captive insurance company is managed,
with the aim of maintaining a moderate risk profile,
through geographical diversification and the use of
broad benchmark indexes.

Equity price sensitivity		At 31 December
	2024		2023
(in USD million)	-35%	35%	-35%	35%
Net gains/(losses)	(1,234)	1,234	(552)	552
The following equity price risk sensitivity has been
calculated, by assuming a 35% reasonable possible
change in equity prices that impact Equinor’s financial
accounts, based on balances at 31 December 2024.
At 31 December 2023, a change of 35% in equity
prices was equally viewed as a reasonable possible
change.
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
major capital markets (USA, Europe and Asia) for
long-term funding purposes. The policy is to have a

			At 31 December
	2024			2023
(in USD million)	Non- derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non- derivative financial liabilities	Lease liabilities	Derivative financial liabilities
Year 1	22,266	1,363	673	20,209	1,369	857
Year 2 and 3	5,723	1,299	643	6,035	1,434	636
Year 4 and 5	3,415	494	480	5,601	496	404
Year 6 to 10	6,174	488	1,156	6,846	405	1,016
After 10 years	10,355	315	425	10,751	72	340
Total specified	47,933	3,959	3,377	49,443	3,775	3,252
maturity profile with repayments not exceeding 5% of
capital employed in any year for the nearest five
years. Equinor’s non- current financial liabilities have
a weighted average maturity of approximately nine
years. For more information about Equinor’s non-
current financial liabilities, see note 21 Finance debt.
Short-term funding needs will normally be covered by
the USD 5.0 billion US Commercial paper programme
(CP) which is backed by a revolving credit facility of
USD 5.0 billion, supported by 19 core banks, maturing
in 2029. The facility supports secure access to
funding, supported by the best available short-term
rating. As at 31 December 2024 the facility has not
been drawn upon.
The table below shows a maturity profile, based on
undiscounted contractual cash flows, for Equinor’s
financial liabilities.
  Equinor 2024 Annual Report on Form 20-F    94

94	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
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
The following table contains the carrying amount of
Equinor’s financial receivables and derivative financial
instruments split by Equinor’s assessment of the
counterparty's credit risk. Receivables that are
overdue with more than 30 days represents less than
1% of the total reported trade and other receivables.
A provision has been recognised for expected credit
losses of trade and other receivables using the
expected credit loss model. Only non-exchange
traded instruments are included in derivative financial
instruments.

(in USD million)	Non-current financial receivables	Current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments

At 31 December 2024
Investment grade, rated A or above	208	2,231	3,764	308	639
Other investment grade	3	17	5,286	—	223
Non-investment grade or not rated	531	404	4,541	340	161

Total financial assets	743	2,651	13,591	648	1,023

At 31 December 2023
Investment grade, rated A or above	193	2,609	3,248	305	565
Other investment grade	8	29	5,103	7	565
Non-investment grade or not rated	140	351	4,853	247	248

Total financial assets	341	2,989	13,204	559	1,378
For more information about Trade and other receivables, see note 18 Trade and other receivables.
Following the disaggregation of Trade and other receivables, see note 16 and 18 for details, a new column Current financial receivables has been added to the table above.
  Equinor 2024 Annual Report on Form 20-F    95

95	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
The table below presents the amounts offset under

the terms of various offsetting agreements for
financial assets and liabilities. These agreements are
mainly entered into to manage the credit risks
associated with over-the-counter commodity trading
as well as regular commodity purchases and sales
and enable Equinor and their counterparties to set off
financial liabilities against financial assets in the
ordinary course of business as well as in case of
default. In addition, exchange-traded commodity
derivatives are offset towards collateral receipts/
payments as a result of day-to-day cash settlements
based on change in fair value of open derivative
positions. Amounts not qualifying for offsetting
consists of collateral receipts or payments which
usually is settled on a gross basis. Normally these
amounts will offset in a potential default situation.
There exist no restrictions on collaterals received.

(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount	(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount

At 31 December 2024						At 31 December 2023
Financial assets						Financial assets
Trade and other receivables	15,900	2,310	13,590	—	13,590	Trade and other receivables	16,337	3,133	13,205	—	13,205
Current interest-bearing financial receivables and accrued interest	755	141	614	—	614	Current interest-bearing financial receivables and accrued interest	802	—	802	—	802
Collateral receivables	5,553	3,515	2,037	2,037	—	Collateral receivables	8,713	6,526	2,186	2,186	—
Derivative financial instruments	6,946	5,273	1,673	758	914	Derivative financial instruments	12,767	10,829	1,937	677	1,260

Total financial assets	29,153	11,239	17,914	2,795	15,119	Total financial assets	38,619	20,488	18,130	2,863	15,267

Financial liabilities						Financial liabilities
Trade payables	13,420	2,310	11,110	—	11,110	Trade payables	12,689	3,133	9,556	—	9,556
Accrued expenses and other current financial liabilities	1,526	141	1,385	—	1,385	Accrued expenses and other current financial liabilities	1,495	—	1,495	—	1,495
Collateral liabilities	4,071	3,686	385	385	—	Collateral liabilities	7,791	7,333	458	458	—
Derivative financial instruments	7,893	5,102	2,791	2,411	380	Derivative financial instruments	13,437	10,023	3,414	2,405	1,009

Total financial liabilities	26,910	11,239	15,671	2,795	12,875	Total financial liabilities	35,413	20,488	14,924	2,863	12,061
Following the disaggregation of Trade and other
receivables, see note 16 and 18 for details, a new line
item Current interest-bearing financial receivables
and accrued interest has been added to the tables
above. Similarly, the disaggregation of Trade, other
payables and provisions, see note 23 and 24 for
details, a new line item Accrued expenses and other
current financial liabilities has been added to the
tables above.
  Equinor 2024 Annual Report on Form 20-F    96

96	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Capital management

The main objectives of Equinor's capital management
policy are to maintain a strong overall financial
position and to ensure sufficient financial flexibility.
Equinor’s primary focus is on maintaining its credit
rating in the A category on a stand alone basis
(excluding uplifts for Norwegian Government
ownership). Equinor’s current long-term ratings are
AA- with a stable outlook (including one notch uplift)
and Aa2 with a stable outlook (including two notch
uplift) from S&P and Moody’s, respectively. In order to
monitor financial robustness, a key ratio utilised by
Equinor is the non- GAAP metric of “Net interest-
bearing debt adjusted (ND2) to Capital employed
adjusted (CE2)”

	At 31 December
(in USD million)	2024	2023

Net interest-bearing debt adjusted, including lease liabilities (ND1)	9,221	(5,040)
Net interest-bearing debt adjusted (ND2)	5,711	(8,610)
Capital employed adjusted, including lease liabilities (CE1)	51,601	43,460
Capital employed adjusted (CE2)	48,091	39,890

Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	17.9%	(11.6)%

Net debt to capital employed adjusted (ND2/CE2)	11.9%	(21.6)%
ND1 is defined as Equinor's interest-bearing financial
liabilities less cash and cash equivalents and current
financial investments, adjusted for collateral deposits
and balances held by Equinor's captive insurance
company (amounting to USD 2,583 million and
USD 2,030 million for 2024 and 2023, respectively).
CE1 is defined as Equinor's total equity (including non-
controlling interests) and ND1. ND2 is defined as ND1
adjusted for lease liabilities (amounting to USD 3,510
million and USD 3,570 million for 2024 and 2023,
respectively). CE2 is defined as Equinor's total equity
(including non-controlling interests) and ND2.
Note 5. Segments
Accounting policies
Equinor’s operations are organised into business
areas and followed up through operating
segments in order to effectively manage and
execute our strategy, including the ability to
measure the progress of the business against its
strategic goals. The operating segments are
defined based on the components of Equinor that
undergo regular review by the chief operating
decision maker, Equinor's Corporate Executive
Officer (CEO). The following reportable segments
correspond to the operating segments: Exploration
& Production Norway (E&P Norway), Exploration &
Production International (E&P International),
Exploration & Production USA (E&P USA),
Marketing, Midstream & Processing (MMP) and
Renewables (REN). Based on materiality
considerations, the remaining operating segments
consisting of Projects, Drilling & Procurement (PDP),
Technology, Digital & Innovation (TDI) and
Corporate staff and functions, are aggregated
into the reportable segment Other. The majority of
the costs in PDP and TDI is allocated to the three
Exploration & Production segments, MMP and REN.
The Exploration & Production operating segments
are responsible for the discovery and appraisal of
new resources, commercial development and safe
and efficient operation of the oil and gas portfolios
within their respective geographical areas: E&P
Norway on the Norwegian continental shelf, E&P
USA in USA and E&P International worldwide
outside of E&P Norway and E&P USA.
PDP is responsible for oil and gas field development,
well deliveries, and sourcing across Equinor.
The accounting policies of the reporting segments
are consistent with those described in these
Consolidated financial statements, except for the
following: movements related to changes in asset
retirement obligations are excluded from the line-
item Additions to PP&E, intangibles and Equity
accounted investments, and provisions for
onerous contracts reflect only obligations
towards group external parties. The
measurement basis of segment profit is net
operating income/(loss). Deferred tax assets,
pension assets, non-current financial assets, total
current assets and total liabilities are not
allocated to the segments. Transactions between
the segments, mainly from the sale of crude oil,
gas, and related products, are performed at
defined internal prices which have been derived
from market prices. The transactions are
eliminated upon consolidation.
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
crude oil, including pipelines, shipping, trucking and
rail. In addition, MMP is in charge of low carbon
solutions in Equinor.
  Equinor 2024 Annual Report on Form 20-F    97

97	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
REN is developing, exploring, investing in, and
operating areas within renewable energy such as
offshore wind, green hydrogen, storage solutions and
solar power.

Segment information for the years ended
31 December 2024, 2023, and 2022 are presented
below. For revenues per geographical area, please
see note 7 Total revenues and other income. For
further information on the following items affecting
the segments, please refer to the related notes: note
6 Acquisitions and disposals, note 14 Impairments,
and note 26 Other commitments, contingent liabilities,
and contingent assets.

2024 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	239	635	263	101,208	72	86	(1)	102,502
Revenues and other income inter-segment	33,296	5,891	3,664	507	20	32	(43,409)	—
Net income/(loss) from equity accounted investments	—	13	—	(59)	100	(6)	—	49
Other income	108	804	30	136	124	21	—	1,223

Total revenues and other income	33,643	7,343	3,957	101,792	317	133	(43,410)	103,774

Purchases [net of inventory variation]	—	85	—	(92,789)	—	—	42,664	(50,040)
Operating, selling, general and administrative expenses	(3,612)	(2,123)	(1,142)	(4,919)	(687)	(44)	742	(11,786)
Depreciation and amortisation	(4,890)	(2,064)	(1,607)	(949)	(34)	(140)	—	(9,684)
Net impairment (losses)/reversals	(64)	—	—	191	(271)	(7)	—	(151)
Exploration expenses	(513)	(496)	(176)	—	—	—	—	(1,185)

Total operating expenses	(9,078)	(4,597)	(2,925)	(98,466)	(993)	(193)	43,406	(72,846)

Net operating income/(loss)	24,564	2,746	1,031	3,326	(676)	(60)	(4)	30,927

Additions to PP&E, intangibles and equity accounted investments	6,285	3,191	3,862	953	2,153	250	—	16,695

Balance sheet information
Equity accounted investments	4	—	—	768	1,530	168	2	2,471
Non-current segment assets	26,695	14,662	12,490	3,259	3,138	971	—	61,214
Non-current assets not allocated to segments								14,261

Total non-current assets								77,946
  Equinor 2024 Annual Report on Form 20-F    98

98	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

2023 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	230	993	277	105,242	20	85	-	106,848
Revenues and other income inter-segment	37,999	6,009	4,009	633	12	33	(48,695)	-
Net income/(loss) from equity accounted investments	-	28	-	12	(33)	(8)	-	(1)
Other income	111	1	32	23	18	142	-	327

Total revenues and other income	38,340	7,032	4,319	105,908	17	253	(48,695)	107,174

Purchases [net of inventory variation]	-	(70)	-	(95,769)	-	(1)	47,665	(48,175)
Operating, selling, general and administrative expenses	(3,759)	(2,176)	(1,178)	(4,916)	(462)	(201)	893	(11,800)
Depreciation and amortisation	(4,429)	(2,123)	(1,779)	(897)	(12)	(133)	-	(9,373)
Net impairment (losses)/reversals	(588)	(310)	290	(343)	(300)	(10)	-	(1,260)
Exploration expenses	(476)	(20)	(299)	-	-	-	-	(795)

Total operating expenses	(9,253)	(4,700)	(2,966)	(101,925)	(774)	(345)	48,558	(71,404)

Net operating income/(loss)	29,087	2,332	1,353	3,984	(757)	(92)	(137)	35,770

Additions to PP&E, intangibles and equity accounted investments	5,939	4,376	1,206	844	2,007	128	—	14,500

Balance sheet information
Equity accounted investments	3	-	-	783	1,665	57	-	2,508
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	-	64,530
Non-current assets not allocated to segments								14,487

Total non-current assets								81,525

  Equinor 2024 Annual Report on Form 20-F    99

99	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	304	1,099	305	147,164	16	115	—	149,004
Revenues and other income inter-segment	74,631	6,124	5,217	527	—	55	(86,554)	—
Net income/(loss) from equity accounted investments	—	172	—	406	58	(16)	—	620
Other income	994	35	—	9	111	33	—	1,182

Total revenues and other income	75,930	7,431	5,523	148,105	185	187	(86,554)	150,806

Purchases [net of inventory variation]	—	(116)	—	(139,916)	—	—	86,227	(53,806)
Operating, selling, general and administrative expenses	(3,782)	(1,698)	(938)	(4,591)	(265)	(223)	904	(10,593)
Depreciation and amortisation	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)	—	(8,878)
Net impairment (losses)/reversals	819	(286)	1,060	895	—	—	—	2,487
Exploration expenses	(366)	(638)	(201)	—	—	—	—	(1,205)

Total operating expenses	(8,315)	(4,183)	(1,501)	(144,493)	(269)	(365)	87,131	(71,995)

Net operating income/(loss)	67,614	3,248	4,022	3,612	(84)	(178)	577	78,811

Additions to PP&E, intangibles and equity accounted investments	4,922	2,623	764	1,212	298	176	—	9,994

Balance sheet information
Equity accounted investments	3	550	—	688	1,452	65	—	2,758
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	—	61,656
Non-current assets not allocated to segments								15,437

Total non-current assets								79,851

  Equinor 2024 Annual Report on Form 20-F    100

100	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Non-current assets by country
	At 31 December
(in USD million)	2024	2023

Norway1)	30,017	32,977
USA2)	15,638	12,587
Brazil	11,487	10,871
UK2)	1,641	5,535
Angola	1,159	1,103
Canada	1,019	1,157
Argentina	822	648
Denmark	770	973
Poland	644	447
Algeria	348	474
Other	141	265

Total non-current assets3)	63,686	67,038

1) Decrease is mainly due to strengthening of USD versus NOK.
2) Please see note 6 Acquisitions and disposals for more information.
3) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 6. Acquisitions and disposals
Accounting policies
Business combinations and divestments
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method when control is transferred to the Group. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses. The total consideration transferred includes contingent consideration at fair value and changes in fair value resulting from events after the acquisition date are recognised in the Consolidated statement of income under Other income.
When Equinor loses control over a subsidiary, the assets and liabilities of the subsidiary are derecognised together with related Non-controlling interests (NCI) and other components of equity. Any retained interest in the former subsidiary is measured at fair value at the time control is lost, and resulting gain or loss is recognised in the Consolidated statement of income under Other income or Operating expenses, accordingly. Partial divestments are addressed in detail in the accounting judgement section below.
On the NCS, all disposals of assets are performed including the tax base (after-tax). Any gain includes the release of previously recognised tax liabilities related to the assets in question and is fully recognised in Other income in the Consolidated statement of income.
Assets classified as held for sale
Non-current assets or disposal groups are classified separately as held for sale in the Consolidated balance sheet if it is highly probable that they will be recovered primarily through sale rather than through continuing use. This condition is met when such assets or disposal groups are available for immediate sale in their present condition, Equinor’s management is committed to the sale, and the sale is expected to be completed within one year from the date of classification as held for sale. In Equinor, these requirements are normally met when management has approved a negotiated letter of intent with the counterparties. Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sales transaction, are also classified separately.
Accounting judgement regarding acquisitions
Determining whether an acquisition meets the definition of a business combination or an asset acquisition requires judgement on a case-by-case basis. The conclusion may materially affect the financial statements both in the transaction period and subsequent periods. Similar assessments are performed upon the acquisition of an interest in a joint operation. Depending on the specific facts, acquisitions of oil and gas exploration and evaluation licences where a development decision has not yet been made have generally been accounted for as asset purchases. Conversely, acquisition of producing assets have generally been accounted for as business acquisitions.
  Equinor 2024 Annual Report on Form 20-F    101

101	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Accounting judgement regarding partial
divestments
The accounting policy for partial divestments of
subsidiaries is based on careful consideration of
the requirements and scope of IFRS 10
Consolidated Financial Statements and IAS 28
Investments in Associates and Joint Ventures.
The assessment requires judgement on a case-
by-case basis, considering the substance of the
transactions. In evaluating the IFRS Accounting
Standards’ requirements, Equinor notes
considerations related to several relevant and
similar issues that are under consideration by
the IASB. In situations where assets are
transferred into separate legal entities
concurrently with a partial sale of the entities’
shares to a third party, resulting in Equinor’s
losing control of those asset-owning
subsidiaries, and where investments in
associates/joint ventures are established
simultaneously, Equinor only recognises the gain
or loss on the divested portion.
2024
Acquisitions
Swap of onshore oil & gas assets in the US
On 31 May 2024, Equinor and EQT Corporation
closed the swap transaction in which Equinor sold
100% of its interest in the Marcellus and Utica shale
formations in the Appalachian Basin, located in
southeastern Ohio, and transferred the operatorship
to EQT. In exchange, Equinor acquired 40% of EQT’s
non-operated working interest in the Northern
Marcellus shale formation in Pennsylvania. Following
the transaction, Equinor increased its average
working interest from 15.7% to 25.7% in certain
Expand Energy-operated Northern Marcellus gas
units. Equinor paid a cash consideration of USD 467
million (net of interim period settlement) to EQT to
balance the overall transaction. With this transaction,
Equinor continues to high-grade the US portfolio and
work to strengthen the profitability of the onshore gas
position in the Appalachian Basin. The assets
acquired and liabilities assumed were recognised in
accordance with the principles in IFRS 3 Business
Combinations within the E&P USA segment, mainly as
property, plant, and equipment (USD 750 million) and
intangible assets (USD 505 million).
Acquisition of additional working interests in
onshore oil & gas assets in the US
On 31 December 2024, Equinor closed a transaction
to acquire an additional non-operated interest in the
Northern Marcellus shale formation in Pennsylvania in
the US from EQT Corporation (EQT). Following the
transaction, Equinor increased its average working
interest from 25.7% to 40.7% in certain Expand
Energy-operated Northern Marcellus gas units
continuing high-grading the US portfolio. Equinor paid
a cash consideration of USD 1,242 million to EQT. The
assets acquired and liabilities assumed were
recognised in accordance with the principles in IFRS 3
Business Combinations within the E&P USA segment,
mainly as property, plant, and equipment (USD 1365
million).
Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap
agreement with bp to acquire bp’s 50% share and
take full ownership of Empire Offshore Wind Holdings
LLC, including the Empire Wind lease and projects
(Empire Wind), in exchange for its 50% share in
Beacon Wind Holdings LLC, including the Beacon
Wind lease and projects (Beacon Wind). Equinor also
agreed to acquire bp's 50% interest in the South
Brooklyn Marine Terminal (SBMT) lease. Based on the
agreement, Equinor controls and has consolidated
Empire Wind and SBMT from the first quarter of 2024
and has divested its 50% share of Beacon Wind. The
swap of Empire Wind and Beacon Wind was formally
closed on 4 April and SBMT was formally closed on
30 December. The acquisitions were accounted for as
asset acquisitions, and previous holdings were not
revalued. The swap resulted in a combined loss of
USD 147 million in the first quarter 2024, recognised in
the REN segment and presented in the line item
Operating expenses in the Consolidated statement of
income.
Disposals
Divestment of interest in Nigeria
On 6 December 2024, Equinor closed a transaction
with Chappal Energies for the sale of Equinor Nigeria
Energy Company (ENEC), which holds a 53.85%
ownership in the oil and gas lease OML 128, including
the unitised 20.21% stake in the Agbami oil field. Total
consideration received amounts to USD 682 million,
including USD 482 million in cash. In addition, the
estimated fair value of deferred and contingent
consideration has been included in the gain of USD
795 million recognised in the fourth quarter within the
E&P International segment, and reported as Other
Income in the Consolidated statement of income. Prior
to closing, Equinor received USD 300 million in
extraordinary dividends.
Divestment of interests in Azerbaijan
On 29 November 2024, Equinor closed a transaction
with the State Oil Company of the Republic of
Azerbaijan (SOCAR) and ONGC Videsh Limited
(ONGC) to sell its interests in its Azerbaijan assets.
The assets comprise a 7.27% non-operated interest in
the Azeri Chirag Gunashli (ACG) oil fields in the
Azerbaijan sector of the Caspian Sea and 8.71%
interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline.
The total consideration for Equinor's Azerbaijan
assets amounted to USD 713 million in cash. A loss of
USD 84 million has been recognised within the E&P
International segment in the fourth quarter 2024 and
presented in the line item Operating expenses in the
Consolidated statement of income. An impairment
loss of USD 310 million was recognised in fourth
quarter 2023, upon classification as held for sale,
presented within the line item Depreciation,
amortisation and net impairments in the Consolidated
statement of income.
  Equinor 2024 Annual Report on Form 20-F    102

102	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Held for sale

Joint venture agreement with Shell in the UK
On 5 December 2024, Equinor and Shell agreed to
merge their UK upstream businesses and establish a
joint venture. The parties will hold a 50% equity
interest each. Selected UK North Sea upstream fields,
associated licenses and infrastructure will be
transferred by both parties to the joint venture,
including Equinor’s interests in Rosebank, Mariner and
Buzzard. The joint venture will be accounted for under
the equity method upon completion of the
transaction. Completion of the transaction is subject
to license partners’ and regulatory approvals and is
expected by the end of 2025. As of 31 December
2024, related assets held for sale amounted to USD
6,843 million and liabilities directly associated with
these assets held for sale amounted to USD 740
million. Equinor’s UK upstream business is part of the
E&P International segment.
2023
Acquisitions
Acquisition of Rio Energy
On 3 November 2023, Equinor closed a transaction
with Denham Capital to acquire 100% of the shares in
Horus Investimentos S.A., the parent company of Rio
Energy Participações S.A., a leading onshore
renewables company in Brazil. The cash consideration
amounted to USD 82 million in addition to USD 268
million in capital contribution to settle Rio Energy’s
external financing. The acquired portfolio includes a
producing onshore wind farm in the north-eastern
state of Bahia, a pre-construction solar photovoltaic
(PV) portfolio and a pipeline of 1.2 GW of onshore
wind and solar projects. This transaction resulted in
an increase in Equinor’s property, plant and
equipment of USD 350 million. The transaction has
been accounted for as a business combination within
the REN segment.
Acquisition of Suncor Energy UK Limited
On 30 June 2023, Equinor closed a transaction with
Suncor Energy UK Holdings Ltd to acquire 100% of
the shares in Suncor Energy UK Limited for a total
consideration of USD 847 million after customary
adjustments for working capital. The transaction
includes a non-operated interest in the producing
Buzzard oil field (29.89%) and an additional interest in
the operated Rosebank development (40%). The
transaction has been accounted for within the E&P
International segment as a business combination,
resulting in an increase in Equinor’s property, plant
and equipment of USD 1,490 million and deferred tax
liabilities of USD 672 million.
Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction
with the Bregentved Group and members of the
executive board of BeGreen Solar Aps to acquire
100% of the shares in the Danish solar developer
BeGreen Solar Aps. The cash consideration
amounted to USD 252 million (EUR 235 million), in
addition to a consideration contingent on the
successful delivery of future solar projects above an
agreed megawatt threshold. The transaction has
been accounted for within the REN segment as a
business combination, resulting in an increase of
Equinor’s intangible assets of USD 423 million.
Disposals
Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction
with Vermilion Energy Inc (Vermillion) to sell Equinor’s
non- operated equity position in the Corrib gas
project in Ireland, covering 100% of the shares in
Equinor Energy Ireland Limited (EEIL). Prior to closing,
Equinor received an extraordinary dividend of
USD 371 million from EEIL. Total consideration
amounted to USD 362 million, including cash
settlement of contingent consideration. A loss of
USD 258 million has been recognised within the E&P
International segment and presented in the line item
Operating expenses in the Consolidated statement of
income.
  Equinor 2024 Annual Report on Form 20-F    103

103	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 7. Total revenues and other income

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
Other revenue
Items that represent a form of revenue, or are
related to revenue from contracts with customers,
are presented as other revenue if they do not meet
the criteria for classification as revenue from
contracts with customers. These other revenue items
include taxes paid in-kind under certain production
sharing agreements (PSAs) and the net impact of
commodity trading and commodity-based derivative
instruments related to sales contracts or revenue-
related risk management.
Transactions with the Norwegian state
Equinor markets and sells the Norwegian state's share of
oil and gas production from the Norwegian continental
shelf (NCS). The Norwegian state's participation in
petroleum activities is organised through the Norwegian
State’s Direct Financial Interests (SDFI). Purchases and
sales of the SDFI's share of crude oil and natural gas
liquids (NGL) production, as well as the majority of the
SDFI’s share of liquefied natural gas (LNG) production,
are presented as purchases [net of inventory variation]
and revenues from contracts with customers,
respectively.
Equinor sells, in its own name, but for the SDFI’s account
and risk, the SDFI’s share of natural gas volumes. These
sales and related expenditures refunded by the SDFI are
presented net in the Consolidated financial statements.
However, if such sales are made in the name of Equinor’s
subsidiaries, the related balance sheet items are
reflected gross in the Consolidated balance sheet.
Accounting judgement related to transactions with the
Norwegian state
Whether to account for the transactions gross or net
involves the use of significant accounting judgement. In
making the judgement, Equinor has considered whether
it controls the SDFI's share of the volumes prior to
onwards sales to third party customers, taking into
account the pricing mechanisms and the flow of benefits
to Equinor and the SDFI. The assessment is also
impacted by the geographical area in which the sale
takes place.
With regard to the sales of crude oil, natural gas liquids
(NGL), and a major part of liquefied natural gas (LNG),
Equinor directs the use of the volumes and, although
certain benefits from the sales subsequently flow to the
SDFI, Equinor purchases the volumes from the SDFI and
obtains substantially all the remaining benefits. On this
basis, Equinor has concluded that it acts as principal in
these sales.
Regarding sales of natural gas, Equinor has concluded
that control of the volumes does not transfer from the
SDFI to Equinor. Although Equinor has been granted the
ability to direct the use of the volumes, all the benefits
from the sales of these volumes flow to the SDFI. On this
basis, Equinor is not considered the principal in these
sales.
Reference is made to note 27 Related parties for more
details regarding transactions performed between
Equinor and SDFI.
  Equinor 2024 Annual Report on Form 20-F    104

104	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Revenues from contracts with customers by

geographical areas
Equinor has business operations in around 30 countries.
When attributing the line-item Revenues from contracts
with customers in 2024 to the country of the legal entity
executing the sale, Norway and the USA accounted for 79%
and 18% respectively (79% and 18% respectively in 2023,
and 84% and 13% respectively in 2022). Revenues from
contracts with customers are mainly reflecting such
revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues
(in USD million)	Note	2024	2023	2022

Crude oil		58,249	56,861	58,524

Natural gas		22,192	26,386	65,232
- European gas		18,133	23,174	58,239
- North American gas		1,044	1,111	2,884
- Other incl LNG		3,015	2,102	4,109

Refined products		9,242	10,083	11,093
Natural gas liquids		7,751	8,345	9,240
Power1)		1,882	2,223	3,953
Transportation		1,334	1,425	1,470
Other sales1)		649	809	748

Total revenues from contracts with customers		101,298	106,132	150,262

Taxes paid in-kind		300	342	412
Physically settled commodity derivatives		284	1,331	(2,534)
Gain/(loss) on commodity derivatives		180	(1,041)	739
Change in fair value of trading inventory		148	(334)	(194)
Other revenues		292	418	319
Total other revenues		1,204	716	(1,258)

Revenues		102,502	106,848	149,004

Net income/(loss) from equity accounted investments	15	49	(1)	620
Other income	6	1,223	327	1,182

Total revenues and other income		103,774	107,174	150,806
1) As from 2024, the line item Power has been disaggregated from the line item Other sales. 2023 and 2022 figures have been disaggregated accordingly.
  Equinor 2024 Annual Report on Form 20-F    105

105	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 8. Salaries and personnel expenses

(in USD millions, except average number of employees)	2024	2023	2022

Salaries1)	3,197	2,876	2,875
Pension costs2)	495	441	459
Payroll tax	538	511	433
Other compensations and social costs	381	375	324

Total payroll expenses	4,610	4,203	4,090

Average number of employees3)	24,400	23,000	21,900

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 22 Pensions.
3) Part time employees amount to 2% for 2024, 2% for 2023 and 3% for 2022.
Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)
	Full year
(in USD million)1)	2024	2023	2022

Current employee benefits	11.1	10.7	12.9
Post-employment benefits	0.3	0.3	0.4
Other non-current benefits	0.0	0.0	0.0
Share-based payment benefits	0.2	0.3	0.2

Total benefits	11.6	11.3	13.5

1) All figures in the table are presented on accrual basis.
At 31 December 2024, 2023, and 2022 there are no loans to the members of the BoD or the CEC.
Share-based compensation
Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued
employment following the year of purchase, the employees will be allocated one bonus share for each share they have purchased.
Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 83 million, USD 78 million, and USD 85 million related to the 2024, 2023 and 2022 programmes, respectively. For the 2025 programme (granted in 2024), the estimated compensation expense is USD 82 million. At 31 December 2024 the amount of compensation cost yet to be expensed throughout the vesting period is USD 176 million.
See note 20 Shareholders’ equity, capital distribution and earnings per share for more information about share-
based compensation.
  Equinor 2024 Annual Report on Form 20-F    106

106	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 9. Auditor’s remuneration and Research and development expenditures

Auditor’s remuneration
	Full year
(in USD millions, excluding VAT)	2024	2023	2022

Audit fee	15.5	14.9	11.4
Audit related fee	1.7	1.2	1.8
Tax fee	—	—	—
Other service fee	0.4	—	—

Total remuneration	17.6	16.1	13.2
In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.5 million, USD 0.5 million and USD 0.6 million for 2024, 2023 and 2022, respectively.
Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities contribute to maximising and developing long-term value from Equinor’s assets. R&D expenditures are partially financed by partners of Equinor operated licences.
R&D expenditures including amounts charged to partners were USD 348 million, USD 311 million and USD 308 million in 2024, 2023 and 2022, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.
Note 10. Financial items

	Full year
(in USD million)	2024	2023	2022

Dividends received	149	218	93
Interest income financial investments, including cash and cash equivalents	1,217	1,468	398
Interest income non-current financial receivables	33	31	30
Interest income other current financial assets and other financial items	551	732	701

Interest income and other financial income	1,951	2,449	1,222

Interest expense bonds and bank loans and net interest on related derivatives	(1,211)	(1,263)	(1,029)
Interest expense lease liabilities	(131)	(132)	(90)
Capitalised borrowing costs	662	468	382
Accretion expense asset retirement obligations	(525)	(538)	(449)
Interest expense current financial liabilities and other financial expense	(377)	(195)	(192)

Interest expenses and other financial expenses	(1,582)	(1,660)	(1,379)

Foreign currency exchange gains/(losses) derivative financial instruments	586	(1,476)	797
Other foreign currency exchange gains/(losses)	(420)	2,327	1,291

Net foreign currency exchange gains/(losses)	166	852	2,088

Gains/(losses) financial investments	(522)	123	(394)

Gains/(losses) other derivative financial instruments	46	351	(1,745)

Net financial items	58	2,114	(207)
  Equinor 2024 Annual Report on Form 20-F    107

107	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Equinor's main financial items relate to assets and
liabilities in the fair value through profit or loss and
the amortised cost categories. For more information
about financial instruments by category see note 28
Financial instruments and fair value measurement.

Interest income financial investments, including cash
and cash equivalents includes interest income related
to balances at amortised cost of USD 1,132 million ,
USD 1,410 million, and USD 364 million for 2024, 2023
and 2022, respectively.
Interest expense bonds and bank loans and net
interest on related derivatives includes interest
expenses of USD 787 million, USD 857 million, and
USD 918 million for 2024, 2023 and 2022,
respectively, on financial liabilities at amortised cost. It also includes net interest on related derivatives at fair
value through profit or loss, amounting to a net
interest expense of USD 425 million , USD 405 million
and USD 111 million for 2024, 2023 and 2022
respectively.
Foreign currency exchange gains/(losses) derivative
financial instruments include fair value changes of
currency derivatives related to liquidity and currency
risk. Other foreign currency exchange gains/(losses)
includes a fair value loss from derivatives related to
non-current debt of USD 397 million in 2024, a gain of
USD 315 million in 2023 and a loss of USD 691 million
in 2022.
Gains/(losses) financial investments primarily include
fair value change from shares in other companies,
with a loss of USD 496 million in 2024, a gain of
USD 124 million in 2023 and a loss of USD 396 million
in 2022.
Gains/(losses) other derivative financial instruments
primarily include fair value changes from interest rate
related derivatives, with a gain of USD 33 million in
2024, a gain of USD 332 million in 2023 and a loss of
USD 1,760 million in 2022.
Note 11. Income taxes
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
The carrying values of income tax related assets
and liabilities are based on Equinor's
interpretations of applicable laws, regulations and
relevant court decisions. The quality of these
estimates, including the most likely outcomes of
uncertain tax treatments, is dependent upon
proper application of at times very complex sets of
rules, the recognition of changes in applicable rules
and, in the case of deferred tax assets,
management's ability to project future earnings
from activities that may apply loss carry forward
positions against future income taxes. Climate-
related matters and the transition to carbon-
neutral energy-consumption globally have
increased the uncertainty in determining key
business assumptions used to assess the
recoverability of deferred tax assets through
sufficient future taxable income before tax losses
expire.
  Equinor 2024 Annual Report on Form 20-F    108

108	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Significant components of income tax expense
	Full year
(in USD million)	2024	2023	2022

Current income tax expense in respect of current year	(20,063)	(24,028)	(52,124)
Prior period adjustments	76	(121)	(112)

Current income tax expense	(19,987)	(24,149)	(52,236)

Origination and reversal of temporary differences	(1,931)	(1,529)	(2,136)
Recognition/Derecognition of previously (un)recognised deferred tax assets	60	(137)	4,401
Change in tax regulations	(34)	4	—
Prior period adjustments	(264)	(169)	110

Deferred tax income/(expense)	(2,169)	(1,831)	2,375

Income tax	(22,157)	(25,980)	(49,861)

Changes to tax regimes
UK
On 23 May 2022, the UK introduced a new levy
intended to tax windfall profits on oil and gas
production from the United Kingdom Continental
Shelf, called the Energy (Oil & Gas) Profits Levy Act
2022 (EPL). EPL was introduced as a new temporary
tax at the rate of 25%, initially from 26 May 2022 to
31 December 2025, and this was subsequently
extended to 31 March 2028, with an increase in the
rate to 35% from 1 January 2023. It applies to profits
on transactions from that date forward with no tax
relief for prior expenditures or brought forward
losses and with no EPL tax relief for interest and
decommissioning costs. Capital cost incurred since
26 May 2022 are eligible for an EPL deductible uplift
(“investment allowances”) originally of 80%, although
was reduced to 29% from 1 January 2023 for
expenditure other than that in respect of de-
carbonisation where the rate of uplift was 80%. As of
1 November 2024, the EPL rate was increased to 38%
(making the overall tax rate for petroleum activities in
the UK to 78% while the EPL is in effect) and was
extended until 30 March 2030, although the
extension of the tax was not substantially enacted at
year-end 2024. Capital expenditures incurred after
1 November 2024 are no longer eligible for the EPL
deductible uplift, with the exception of capital
expenditures for de-carbonisation, where the rate of
uplift is now 66%. EPL losses can be carried forward
without limitation and carried back for one year. The
UK Government has stated that it would publish a
consultation in early 2025 regarding how it intends to
respond to price shocks when the EPL regime ends in
March 2030.
  Equinor 2024 Annual Report on Form 20-F    109

109	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Reconciliation of statutory tax rate to effective tax rate
	Full year
(in USD million)	2024	2023	2022

Income/(loss) before tax	30,986	37,884	78,604

Calculated income tax at statutory rate1)	(7,673)	(8,833)	(18,168)
Calculated Norwegian Petroleum tax2)	(14,611)	(17,226)	(36,952)
Tax effect uplift3)	216	160	259
Tax effect of permanent differences regarding divestments	426	82	417
Tax effect of permanent differences caused by functional currency different from tax currency	374	5	145
Tax effect of other permanent differences	81	453	403
Recognition/Derecognition of previously (un)recognised deferred tax assets4)	60	(137)	4,401
Change in unrecognised deferred tax assets	(132)	(29)	(34)
Change in tax regulations	(34)	4	—
Prior period adjustments	(188)	(290)	(3)
Other items including foreign currency effects	(677)	(169)	(327)

Income tax	(22,157)	(25,980)	(49,861)

Effective tax rate	71.5%	68.6%	63.4%

1)The weighted average of statutory tax rates was 24.8% in 2024, 23.3% in 2023 and 23.1% in 2022. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2)The Norwegian petroleum income is taxable at a tax rate of 71.8% after deducting a calculated 22% corporate tax.
3)As from 2023 the uplift deduction for investments on NCS has been abolished except for asset investments that fall under the temporary rules enacted under the Covid-19 pandemic. For investments with PUD submitted to the authorities before 31 December 2022 the rules allow a direct deduction of the whole uplift in the year the capital expenditure is incurred. In 2023 the rate was 12.4% and this rate did not change in 2024.
4)Equinor performs its assessment on DTA recognition based on sources of income such as the reversal pattern of taxable timing differences and projections of taxable income and recognises the amount of deferred tax assets that is probable to be realised. In 2024 USD 60 million was recognised mainly related to updated cash flow forecast for Angola, compared to a derecognition of USD 137 million in 2023 due to an increase in valuation allowance mainly related to Angola and Canada,
  Equinor 2024 Annual Report on Form 20-F    110

110	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Deferred tax assets and liabilities comprise
(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total

Deferred tax assets	7,936	520	6,928	1,180	535	406	1,235	18,741
Deferred tax liabilities	—	(23,724)	—	(2)	(5)	(313)	(805)	(24,849)

Net asset/(liability) at 31 December 2024	7,936	(23,204)	6,928	1,178	530	93	430	(6,108)

Deferred tax assets	8,575	514	7,816	1,298	747	446	1,495	20,892
Deferred tax liabilities	(28)	(26,041)	—	(2)	(6)	—	(300)	(26,377)

Net asset/(liability) at 31 December 2023	8,547	(25,527)	7,816	1,296	741	446	1,195	(5,485)

Changes in net deferred tax liability during the year were as follows:
(in USD million)	2024	2023	2022

Net deferred tax liability at 1 January	5,485	3,179	7,655
Charged/(credited) to the Consolidated statement of income	2,169	1,831	(2,375)
Charged/(credited) to Other comprehensive income	239	(66)	105
Acquisitions and disposals	(423)	981	(968)
Foreign currency translation effects and other effects	(1,362)	(440)	(1,238)

Net deferred tax liability at 31 December	6,108	5,485	3,179
Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.
After netting deferred tax assets and liabilities by fiscal entity and reclassification to Assets held for sale, deferred taxes are presented on the Consolidated balance sheet as follows:

	At 31 December
(in USD million)	2024	2023

Deferred tax assets	4,900	7,936
Deferred tax liabilities	12,726	13,345
Net deferred tax asset/(liability) classified as held for sale	1,717	(76)
  Equinor 2024 Annual Report on Form 20-F    111

111	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Deferred tax assets are recognised based on the

expectation that sufficient taxable income will be
available through reversal of taxable temporary
differences or future taxable income. At year-end
2024, the deferred tax assets of USD 6,850 million
were primarily recognised in the US, the UK, Norway,
Angola, Canada and Brazil. Of this amount, USD 3,553
million was recognised in entities which have suffered

Unrecognised deferred tax assets
		At 31 December
	2024		2023
(in USD million)	Basis	Tax	Basis	Tax

Deductible temporary differences	2,267	924	2,555	1,030
Unused tax credits	—	189	—	185
Tax losses carried forward	4,456	1,051	3,944	947

Total unrecognised deferred tax assets	6,723	2,164	6,499	2,162
Approximately 90% of the unrecognised carry
forward tax losses can be carried forward indefinitely.
The majority of the unrecognised tax losses that
cannot be carried forward indefinitely expire after
2027. The unrecognised tax credits expire from 2030,
while the unrecognised deductible temporary
differences do not expire under the current tax
legislation. Deferred tax assets have not been
recognised in respect of these items because
currently there is insufficient evidence to support that
future taxable profits will be available to secure
utilisation of the benefits.
a tax loss in either the current or the preceding
period. The corresponding amounts for 2023, were
USD 7,952 million and USD 965 million, respectively.
The tax losses will be utilised through reversal of
taxable temporary differences and future taxable
income, mainly from production of oil and gas. Around
80% of the tax losses carried forward and recognised
as deferred tax assets, excluding deferred tax assets
classified as held for sale, are expected to be fully
utilised within 10 years.
At year-end 2024, unrecognised deferred tax assets
in Angola and Canada represents USD 650 million
and USD 401 million, respectively, of the total
unrecognised deferred tax assets of USD 2,164
million. Similar amounts for 2023 were USD 712 million
in Angola and USD 415 million in Canada of a total of
USD 2,162 million. The remaining unrecognised
deferred tax assets originate from several different
tax jurisdictions.
Note 12. Property, plant and
equipment
Accounting policies
Property, plant and equipment
Property, plant and equipment is measured at cost,
less accumulated depreciation and impairment. The
initial cost of an asset comprises its purchase price
or construction cost, any costs directly attributable
to bringing the asset into operation, the initial
estimate of an asset retirement obligation,
exploration costs transferred from intangible
assets and, for qualifying assets, borrowing costs.
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
Capitalised exploration and evaluation
expenditures, development expenditure on the
construction, installation or completion of
infrastructure facilities such as platforms, pipelines
and the drilling of production wells, and field-
dedicated transport systems for oil and gas are
capitalised as Producing oil and gas properties
within Property, plant and equipment. Such
capitalised costs, when designed for significantly
larger volumes than the reserves from already
developed and producing wells, are depreciated
using the unit of production method (UoP) based
on proved reserves expected to be recovered
from the area during the concession or contract
period. Depreciation of production wells uses the
UoP method based on proved developed reserves,
and capitalised acquisition costs of proved
properties are depreciated using the UoP method
based on total proved reserves. In the rare
circumstances where the use of proved reserves
fails to provide an appropriate basis reflecting the
pattern in which the asset’s future economic
benefits are expected to be consumed, a more
appropriate reserve estimate is used. Depreciation
of other assets and transport systems used by
several fields is calculated on the basis of their
estimated useful lives, normally using the straight-
line method. Each part of an item of property, plant
and equipment with a cost that is significant in
relation to the total cost of the item is depreciated
separately. For exploration and production assets,
Equinor has established separate depreciation
categories which as a minimum distinguish between
platforms, pipelines and wells.
  Equinor 2024 Annual Report on Form 20-F    112

112	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

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
Expenses relate both to in-house resources and the
use of suppliers.Equinor's own share of the licence
holders' funding and the total costs of the unfunded
projects are considered for capitalisation under the
applicable IFRS Accounting Standard requirements.
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
Proved oil and gas reserves have been estimated by
internal qualified professionals based on industry
standards and are governed by the oil and gas rules
and disclosure requirements in the U.S. Securities and
Exchange Commission (SEC) regulations S-K and S-X,
and the Financial Accounting Standards Board
(FASB) requirements for supplemental oil and gas
disclosures. The estimates have been based on a 12-
month average product price and on existing
economic conditions and operating methods as
required, and recovery of the estimated quantities
have a high degree of certainty (at least a 90%
probability). An independent third party has
evaluated Equinor's proved reserves estimates, and
the results of this evaluation do not differ materially
from Equinor's estimates.
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
industry standards and classified in accordance with
the Norwegian resource classification system issued
by the Norwegian Petroleum Directorate.
  Equinor 2024 Annual Report on Form 20-F    113

113	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets4)	Total

Cost at 1 January 2024	1,438	170,911	8,105	591	14,097	7,050	202,191

Additions through business acquisition7)	—	2,062	—	—	157	—	2,219
Additions and transfers6)	79	5,817	55	99	5,866	1,239	13,155
Changes in asset retirement obligations	—	(183)	—	—	110	—	(73)
Disposals at cost	(30)	(6,538)	(88)	(5)	(188)	(537)	(7,385)
Assets reclassified to held for sale8)	(1)	(6,679)	—	(8)	(1,831)	(66)	(8,585)
Foreign currency translation effects	(40)	(10,473)	(585)	(17)	(857)	(172)	(12,145)

Cost at 31 December 2024	1,446	154,917	7,486	660	17,354	7,514	189,377

Accumulated depreciation and impairment at 1 January 2024	(1,188)	(131,325)	(6,780)	(337)	(117)	(3,623)	(143,369)
Depreciation	(48)	(8,272)	(202)	(29)	—	(1,105)	(9,656)
Impairment	—	(64)	—	—	—	(7)	(71)
Reversal of impairment	2	158	7	—	25	—	191
Transfers6)	—	(2)	—	—	2	—	—
Accumulated depreciation and impairment on disposed assets	29	5,154	70	3	3	544	5,804
Accumulated depreciation and impairment on assets classified as held for sale8)	—	4,318	—	4	—	23	4,346
Foreign currency translation effects	30	8,372	435	9	10	82	8,939

Accumulated depreciation and impairment at 31 December 2024⁵⁾	(1,175)	(121,661)	(6,470)	(349)	(76)	(4,087)	(133,817)

Carrying amount at 31 December 2024	271	33,255	1,016	312	17,278	3,428	55,560

Estimated useful lives (years)	3 - 20	UoP1)	15 - 30	10 - 33²⁾		1 - 20³⁾

  Equinor 2024 Annual Report on Form 20-F    114

114	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets	Total

Cost at 1 January 2023	1,343	171,948	8,285	562	10,815	6,633	199,586

Additions through business acquisition7)	48	1,121	339	38	370	8	1,923
Additions and transfers6)	113	7,286	60	19	3,197	1,087	11,761
Changes in asset retirement obligations	—	772	—	—	55	—	827
Disposals at cost	(64)	(3,567)	(446)	(29)	(30)	(634)	(4,771)
Assets reclassified to held for sale8)	(1)	(3,944)	—	—	(245)	(8)	(4,198)
Foreign currency translation effects	—	(2,705)	(133)	1	(64)	(36)	(2,937)

Cost at 31 December 2023	1,438	170,911	8,105	591	14,097	7,050	202,191

Accumulated depreciation and impairment at 1 January 2023	(1,203)	(131,455)	(6,763)	(338)	(135)	(3,194)	(143,088)
Depreciation	(44)	(7,976)	(224)	(26)	—	(1,079)	(9,350)
Impairment	(2)	(844)	(323)	—	(18)	(1)	(1,188)
Reversal of impairment	—	288	—	—	3	—	290
Transfers6)	1	(11)	—	(1)	10	—	(2)
Accumulated depreciation and impairment on disposed assets	52	3,355	442	28	22	634	4,533
Accumulated depreciation and impairment on assets classified as held for sale8)	1	3,176	—	—	—	6	3,183
Foreign currency translation effects	7	2,142	88	—	3	10	2,251

Accumulated depreciation and impairment at 31 December 2023⁵⁾	(1,188)	(131,325)	(6,780)	(337)	(117)	(3,623)	(143,369)

Carrying amount at 31 December 2023	250	39,585	1,325	254	13,980	3,427	58,822

Estimated useful lives (years)	3 - 20	UoP1)	15 - 30	10 - 33²⁾		1 - 20³⁾

1) Depreciation according to unit of production method.
2) Land is not depreciated. Buildings include leasehold improvements.
3) Depreciation linearly over contract period.
4) Right of use assets at 31 December 2024 mainly consist of Land and buildings USD 1,328 million, Vessels USD 1,341 million and Drilling rigs USD 460 million.
5) See note 14 Impairments.
6) The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2024 and 2023 amounted to USD 240 million and USD 1,280 million, respectively.
7) For additions through business acquisition, see note 6 Acquisitions and disposals.
8) For assets reclassified to held for sale, see note 6 Acquisitions and disposals.

  Equinor 2024 Annual Report on Form 20-F    115

115	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 13. Intangible assets

Accounting policies
Intangible assets including goodwill
Intangible assets are measured at cost, less
accumulated amortisation and impairment. Intangible
assets include acquisition cost for oil and gas
prospects, expenditures on the exploration for and
evaluation of oil and natural gas resources, goodwill,
and other intangible assets. Intangible assets relating
to expenditures on the exploration for and evaluation
of oil and natural gas resources are not amortised.
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
Other intangible assets with a finite useful life, are
depreciated over their useful life using the straight-
line method.
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
Capitalised exploration and evaluation expenditures
related to offshore wells that find hydrocarbon
resources, are transferred to Property, plant and
equipment at the time of sanctioning of the
development project. The timing from evaluation of a
discovery until a project is sanctioned could take
several years depending on the location and maturity,
including existing infrastructure, of the area of
discovery, whether a host government agreement is
in place, the complexity of the project and the
financial robustness of the project. For onshore wells
where no sanction is required, the transfer to
Property, plant and equipment occurs at the time
when a well is ready for production.
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
Exploratory wells that have found hydrocarbon
resources, but where classification of those resources
as reserves depends on whether a major capital
expenditure can be justified, will remain capitalised
during the evaluation phase for the findings on the
exploration wells. Thereafter it will be considered a
trigger for impairment evaluation of the well if no
development decision is planned for the near future,
and there moreover are no concrete plans for future
drilling in the licence. Judgements as to whether these
expenditures should remain capitalised, be
derecognised or impaired in the period may
materially affect the carrying values of these assets
and consequently, the operating income for the
period.
  Equinor 2024 Annual Report on Form 20-F    116

116	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill2)	Other	Total

Cost at 1 January 2024	1,169	2,036	1,733	1,072	6,010
Additions through business acquisition3)	—	504	71	—	574
Additions	299	151	29	202	681
Disposals at cost	(6)	(103)	—	(4)	(113)
Transfers	(145)	(94)	(1)	—	(240)
Assets reclassified to held for sale4)	—	(7)	(276)	—	(282)
Expensed exploration expenditures previously capitalised	(76)	5	—	—	(71)
Foreign currency translation effects	(94)	(54)	(113)	(64)	(326)

Cost at 31 December 2024	1,147	2,438	1,443	1,206	6,234

Accumulated amortisation and impairment at 31 December 2024¹⁾				(580)	(580)

Carrying amount at 31 December 2024	1,147	2,438	1,443	626	5,654

  Equinor 2024 Annual Report on Form 20-F    117

117	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill2)	Other	Total

Cost at 1 January 2023	1,599	2,035	1,380	528	5,542
Additions through business acquisition3)	0	5	348	446	799
Additions	410	360	9	210	989
Disposals at cost	—	—	(10)	(124)	(135)
Transfers	(961)	(319)	4	(4)	(1,280)
Expensed exploration expenditures previously capitalised	114	(61)	—	—	53
Foreign currency translation effects	7	16	2	16	41

Cost at 31 December 2023	1,169	2,036	1,733	1,072	6,010

Accumulated amortisation and impairment at 31 December 2023¹⁾				(302)	(302)

Carrying amount at 31 December 2023	1169	2036	1733	770	5709

1) See note 14 Impairments.
2) Carrying amount goodwill at 31 December 2024 mainly consists of technical goodwill related to business acquisitions in 2019, of which USD 478 million in the Exploration & Production Norway area and USD 413 million in the Marketing Midstream & Processing area.

3) For additions through business acquisition, see note 6 Acquisitions and disposals.
4) For assets reclassified to held for sale, see note 6 Acquisitions and disposals.

  Equinor 2024 Annual Report on Form 20-F    118

118	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
The table below shows the ageing of capitalised exploration expenditures.

(in USD million)	2024	2023

Less than one year	366	345
Between one and five years	443	458
More than five years	338	366

Total capitalised exploration expenditures	1,147	1,169
The table below shows the components of the exploration expenses.

	Full year
(in USD million)	2024	2023	2022

Exploration expenditures	1,402	1,275	1,087
Expensed exploration expenditures previously capitalised	71	(53)	342
Capitalised exploration	(288)	(427)	(224)

Exploration expenses	1,185	795	1,205
Note 14. Impairments

Accounting policies
Impairment of property, plant and equipment,
right-of-use assets, intangible assets including
goodwill and equity accounted investments
Equinor assesses individual assets or groups of
assets for impairment when events or changes in
circumstances indicate that the carrying value may
not be recoverable. Assets are grouped into cash
generating units (CGUs), typically individual oil and
gas fields, plants, or equity accounted investments.
Each unconventional asset play is considered a
single CGU when no cash inflows from parts of the
play can be readily identified as being largely
independent of the cash inflows from other parts of
the play. In impairment assessments, the carrying
amounts of CGUs are determined on a basis
consistent with that of the recoverable amount.
Properties that are not yet classified as reserves
are assessed for impairment when facts and
circumstances suggest that the carrying amount of
the asset or CGU to which the unproved properties
belong may exceed its recoverable amount, and at
least once a year. Exploratory wells that have
found hydrocarbon resources, but where
classification of those resources as reserves
depends on whether major capital expenditure can
be justified or where the economic viability of that
major capital expenditure depends on the
successful completion of further exploration work,
will remain capitalised during the evaluation phase
for the exploratory finds. If, following evaluation, an
exploratory well has not found hydrocarbon
resources, the previously capitalised costs are
tested for impairment. After the initial evaluation
phase for a well, it will be considered a trigger for
impairment testing of a well if no development
decision is planned for the near future and there is
no firm plan for future drilling in the licence.
Goodwill is reviewed for impairment annually or
more frequently if events or changes in
circumstances indicate that the carrying value
might be impaired. Impairment is determined by
assessing the recoverable amount of the CGU, or
group of units, to which the goodwill relates. When
conducting impairment testing of goodwill initially
recognised as an offsetting item to the computed
deferred tax provision in a post-tax transaction on
the NCS, the remaining amount of the deferred tax
provision will factor into the impairment valuation.
Impairment and reversals of impairment are
presented in the Consolidated statement of income
as either Exploration expenses or Depreciation,
amortisation and net impairment losses. This
classification depends on the nature of the
impaired assets, whether they are as exploration
assets (intangible exploration assets)
  Equinor 2024 Annual Report on Form 20-F    119

119	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

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
Value in use is determined using a discounted cash
flow model. The estimated future cash flows are
based on Equinor’s most recently approved forecasts
by management, which are based on reasonable and
supportable assumptions and represent
management’s best estimates of the range of
economic conditions that will exist over the remaining
useful life of the assets. Assumptions and economic
conditions in establishing the forecasts are reviewed
by management on a regular basis and updated at
least annually. For assets and CGUs with an expected
useful life or timeline for production of expected oil
and natural gas reserves extending beyond five
years, including planned onshore production from
shale assets with a long development and production
horizon, the forecasts reflect expected production
volumes, and the related cash flows include project or
asset specific estimates reflecting the relevant period.
Such estimates are established based on Equinor's
principles and assumptions and are consistently
applied.
The estimated future cash flows are adjusted for risks
specific to the asset or CGU and discounted using a
real post-tax discount rate based on Equinor's post-
tax weighted average cost of capital (WACC).
Country risk specific to a project is included as a
monetary adjustment to the projects’ cashflow.
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
Impairment reversals
A previously recognised impairment is reversed only if
there has been a change in the estimates used to
determine the asset’s recoverable amount.
Impairments of goodwill are not reversed in future
periods.
Estimation uncertainty regarding impairment
Evaluating whether an asset is impaired or if an
impairment should be reversed requires a high
degree of judgement and may largely depend on the
selection of key assumptions about future conditions.
In Equinor's business context, judgement is necessary
in determining what constitutes a CGU. Development
in production, infrastructure solutions, markets,
product pricing, management actions and
other factors may over time lead to changes in CGUs
such as splitting one original CGU into multiple CGUs.
The key assumptions used are subject to change due
to the inherently volatile nature of macro- economic
factors such as future commodity prices and discount
rates, as well as uncertainty in asset specific factors
like reserve estimates and operational decisions
impacting the production profile or activity levels.
Fluctuations in foreign currency exchange rates will
also affect value in use, especially for assets on the
NCS, where the functional currency is NOK. When
estimating the recoverable amount, the expected
cash flow approach is applied to reflect uncertainties
in timing and amounts inherent in the assumptions
used in the estimated future cash flows. For example,
climate-related matters (see also Note 3 Climate
change and energy transition) are expected to have
a pervasive impact on the energy industry, affecting
not only supply, demand and commodity prices, but
also technology changes, increased emission-related
levies, and other matters with mainly mid-term and
long-term effects. These effects have been factored
into the price assumptions used for estimating future
cash flows through probability-weighted scenario
analyses.
Estimating future cash flows involves complexity, as it
requires considering assumptions from Equinor’s,
market participants’ and other external sources’
assumptions about the future and discounting them
to present value. In order to
establish relevant future cash flows, impairment
testing requires long-term assumptions to be made
concerning a number of economic factors such as
future market prices, refinery margins, foreign
currency exchange rates, future output, discount
rates, impact of the timing of tax incentive regulations,
and political and country risk among others. These
long-term assumptions for major economic factors
are made at a group level, and involve a high degree
of reasoned judgement. This judgement is also
required, in determining other relevant factors such
as forward price curves, in estimating production
outputs, and in determining the ultimate terminal
value of an asset.
  Equinor 2024 Annual Report on Form 20-F    120

120	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Net impairments/(reversal of impairments)
	Full year
(in USD million)	2024	2023	2022

Property, plant and equipment	(120)	897	(3,313)
Intangible assets	(5)	61	62
Equity accounted investments	6	363	832

Total net impairments/(reversals) including exploration expenses	(119)	1,321	(2,419)

The intangible assets line includes Goodwill, amortisable intangible assets, and certain acquisition costs related to oil and gas prospects.
For impairment purposes, the asset’s carrying amount is compared to its recoverable amount. The table below describes, per area, the Producing and development assets being impaired/(reversed), net impairment/(reversal), and the carrying amount after impairment.

	At 31 December 2024		At 31 December 2023		At 31 December 2022
(in USD million)	Carrying amount after impairment	Net impairment loss/ (reversal)	Carrying amount after impairment	Net impairment/ (reversal)	Carrying amount after impairment	Net impairment/ (reversal)

Exploration & Production Norway	117	64	886	588	3,201	(819)
Exploration & Production USA - onshore	—	—	—	—	546	(204)
Exploration & Production USA - offshore	—	—	1,165	(290)	2,691	(882)
Europe and Asia	—	—	—	310	1,551	295
Marketing, Midstream & Processing	95	(158)	949	343	1,416	(895)
Renewables USA - offshore	82	50	134	300	—	—
Renewables - other	821	221	—	—	—	—
Other	23	(26)	112	10	30	—

Total	1,138	151	3,245	1,261	9,435	(2,505)
  Equinor 2024 Annual Report on Form 20-F    121

121	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Exploration & Production Norway

In 2023, the net impairment mainly related to
reduced expected reserves on a producing asset on
the Norwegian Continental Shelf. In 2022, the net
impairment reversal was mainly caused by increased
price estimates and changed gas export strategy.
Exploration & Production USA - onshore
The impairment reversal in 2022 was caused by
increased gas price assumptions.
Exploration & Production USA - offshore
In 2023, impairment reversals mainly related to
increased expected reserves on a producing asset,
while in 2022, the impairment reversal was caused by
increased price assumptions and higher reserves
estimates.
Exploration & Production International - Europe and
Asia
In 2023, the impairment related to the held for sale
reclassification of Azerbaijan assets. In 2022, the net
impairment was mainly caused by the decision to exit
Russia. This was to a large extent offset by a reversal
on Mariner in the UK mainly due to optimisation of the
production profile and higher prices, supported by a
slight increase in reserves estimates.
Marketing, Midstream & Processing
In 2023, the net impairment mainly related to
expectations of stabilizing refinery margins at a lower
level than the margins consumed in recent periods,
while in 2022 the net impairment reversal was mainly
related to increased refinery margin assumptions.
Renewables USA – Offshore
In 2023, Equinor’s offshore wind projects on the US
North East Coast were facing increased costs due to
inflation and supply chain constraints. In October
2023, the New York State Public Service Commission
(PSC) rejected price increase petitions related to
offtake agreements from several offshore and
onshore wind farm developers, including Equinor’s
joint ventures. As a consequence, an impairment of
USD 300 million was recognised. The recoverable
amount was established applying a fair value
approach. These investments are accounted for using
the equity method.
Accounting assumptions
Management’s future commodity price assumptions
and currency assumptions are used for value in use
impairment testing. While there are inherent
uncertainties in the assumptions, the commodity price
assumptions as well as currency assumptions reflect
management’s best estimate of the price and
currency development over the life of the Group’s
assets based on its view of relevant current
circumstances and the likely future development of
such circumstances, including energy demand
development, energy and climate change policies, as
well as the speed of the energy transition population
and economic growth, geopolitical risks, technology,
and cost development among other factors.
Management’s best estimate also takes into
consideration a range of external forecasts.
Equinor has performed a thorough and broad
analysis of the expected development in drivers for
the different commodity markets and exchange rates.
Significant uncertainty exists regarding future
commodity price development due to the transition to
a lower carbon economy, future supply actions by
OPEC+, and other factors. Such analysis resulted in
changes in the long- term price assumptions with
effect from the second quarter of 2024. The main
price assumptions applied in impairment and
impairment reversal assessments are disclosed in the
table below as price-points on price curves. Previous
price-points applied from the third quarter of 2023
and up to and including the first quarter of 2024 are
provided in brackets.

Year
Prices in real terms1)	2030		2040		2050

Brent Blend (USD/bbl)	80	(80)	75	(75)	70	(70)
European gas (USD/MMBtu) - TTF	8.3	(9.4)	9.5	(9.8)	9.5	(9.8)
Henry Hub (USD/MMBtu)	4.3	(4.5)	4.5	(4.4)	4.5	(4.4)
Electricity Germany (EUR/MWh)	71	(80)	74	(73)	74	(73)
EU ETS (EUR/tonne)	101	(107)	136	(131)	165	(153)

1) Basis year 2024. The prices in the table are price-points on price-curves.
  Equinor 2024 Annual Report on Form 20-F    122

122	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Further, with effect from the second quarter of 2024,

Equinor revised the long-term exchange rates. The
USD/NOK rate was revised to 10.0 (previously 8.5),
the EUR/NOK rate was revised to 11.5 (previously
10.0) and the USD/GBP rate was revised to 1.30
(previously 1.35). This conclusion was supported by
the historical 5-year average and forward spot
prices in the currency market.
Climate considerations are included in the impairment
calculations directly by estimating the CO₂ taxes in
the cash flows. Indirectly, the expected effect of
climate change is also included in the estimated
commodity prices where supply and demand are
considered. The prices also have an effect on the
estimated production profiles and economic cut-off
of the projects. Furthermore, climate considerations
are a part of the investment decisions following
Equinor’s strategy and commitments to the energy
transition.
The CO₂-tax assumptions used for impairment
calculations of Norwegian upstream assets are based
on Norway’s Climate Action Plan for the period
2021-2030 (Meld. St 13 (2020-2021)), assuming a
gradually increased CO₂ tax (the total of EU ETS +
Norwegian CO₂ tax) in Norway to 2,000 NOK/tonne
(real 2020) in 2030.
We apply carbon price assumptions for all Equinor’s
assets, also for assets in countries outside EU where
CO2 is not already subject to taxation or where
Equinor has not established specific estimates.
The base discount rate applied in value in use
calculations has been revised from 5.0% applied in
2023 to 5.5% real after tax following our regular
annual review of discount rates. The discount rate is
derived from Equinor’s weighted average cost of
capital. For projects, mainly within the REN segment in
periods with fixed low risk income, a lower discount
rate will be considered. A pre-tax discount rate is
derived based on the asset’s characteristics, such as
specific tax treatments, cash flow profiles, and
economic life. The pre-tax rates for 2023 were 24%
for E&P Norway, 6% for E&P USA and 7% for MMP.
Sensitivities
Significant downward adjustments in Equinor's
commodity price assumptions would result in
impairment losses on certain producing and
development assets, including intangible assets
subject to impairment assessment, while an opposite
adjustment could lead to impairment-reversals.
Assuming a reasonably possible 30% decline in
commodity price forecasts over the assets' lifetime
could result in an illustrative impairment recognition of
approximately USD 6 billion before tax effects. See
note 3 Climate change and energy transition for
possible effect of using the prices in a 1.5ºC
compatible Net Zero Emission by 2050 scenario and
the Announced Pledges scenario as estimated by the
International Energy Agency (IEA).
Similarly, for illustrative purposes, Equinor assessed
the sensitivity of the discount rate used in the value in
use calculations for upstream producing assets and
certain related intangible assets. An increase in the
discount rate from 5.5% to 6.5% real after tax, in
isolation, would have no material impact on the
recognised impairment amount before tax effects.
The illustrative impairment sensitivities above are
based on a simplified method, which assumes no
changes to other input factors. However, Equinor
notes that a price reduction of 30% or those
representing Net Zero Emission scenario and
Announced Pledges Scenario would likely impact
business plans and other factors used in estimating
an asset’s recoverable amount. The correlated
changes reduce the stand-alone impact of the price
sensitivities. Changes in such input factors would likely
include a reduction in the cost level in the oil and gas
industry and offsetting foreign currency effects, which
has historically occurred following significant changes
in commodity prices.
  Equinor 2024 Annual Report on Form 20-F    123

123	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 15. Joint arrangements and associates

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
The Consolidated statement of income reflects
Equinor’s share of the results after tax of an equity
accounted entity, adjusted to account for
depreciation, amortisation and any impairment of the
equity accounted entity’s assets based on their fair
values at the date of acquisition. In case of material
differences in accounting policies, adjustments are
made in order to bring the accounts of the equity
accounted investment in line with Equinor’s
accounting policies. Net income/loss from equity
accounted investments is presented on a separate
line as part of Total revenues and other income, as
investments in and participation with significant
influence in other companies engaged in energy-
related business activities is considered to be part of
Equinor’s main operating activities.
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
Consolidated balance sheet.
  Equinor 2024 Annual Report on Form 20-F    124

124	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Joint ventures and other equity accounted investments
(in USD million)	2024	2023

Net investments at 1 January	2,508	2,758
Net income/(loss) from equity accounted investments	49	(1)
Impairment1)	(6)	(363)
Acquisitions and increase in capital	573	926
Dividend and other distributions	(152)	(286)
Other comprehensive income/(loss)	(109)	(10)
Divestments, derecognition and decrease in paid in capital2)	(391)	(517)

Net investments at 31 December	2,471	2,508

1) Impairment for 2023 is mainly related to renewable offshore wind industry in the US, see also note 14 Impairments.
2) For 2024 this is mainly related to swap of US Offshore Wind assets, see also note 6  Acquisitions and disposals. For
2023 this is mainly related to change in accounting treatment for Bandurria Sur (proportionally consolidated from 1st of
April 2023).

Equity accounted investments consist of several investments, none above USD 0.5 billion. None of the investments are significant on an individual basis. Voting rights correspond to ownership share.
For information on Net investments per 1 January and 31 December as well as Net income/(loss) from equity accounted investments per segment, please see note 5 Segments. For information on committed investments or funding of equity accounted entities as well as guarantees on behalf of such entities, please see note 26 Other commitments, contingent liabilities and contingent assets. For transactions with, receivables from and payables to equity accounted investments, see note 27 Related parties.
Note 16. Financial investments and financial receivables

Non-current financial investments
	At 31 December
(in USD million)	2024	2023
Bonds	2,090	1,863
Listed equity securities	2,947	1,035
Non-listed equity securities	579	543

Financial investments	5,616	3,441

Bonds and equity securities mainly relate to investment portfolios held by Equinor’s captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.
In 2024, Equinor has acquired 42,038,108 shares in Ørsted A/S, corresponding to 10% of the shares and votes in the company, but does not have a board representative. The fair value of the investment, amounting to USD 1.9 billion, is included in listed equity securities at 31 December 2024. Ørsted A/S, a leading developer and operator in renewables, is a Danish listed company. Equinor’s ownership position has been built over time, through a combination of market purchases and a block trade.

Non-current prepayments and financial receivables
	At 31 December
(in USD million)	2024	2023

Interest-bearing receivables	919	381
Prepayments and other non-interest-bearing receivables	1,261	910
Assets classified as held for sale1)	(801)	—

Prepayments and financial receivables	1,379	1,291
1) For assets reclassified to held for sale, see note 6 Acquisitions and disposals
Interest-bearing receivables primarily relate to loans to employees and equity accounted companies. Prepayments and other non-interest-bearing receivables mainly relate to sales of licenses and lease prepayments.
  Equinor 2024 Annual Report on Form 20-F    125

125	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Current financial investments
	At 31 December
(in USD million)	2024	2023

Time deposits	9,715	17,846
Interest-bearing securities	5,620	11,378

Financial investments	15,335	29,224

Financial investments mainly relate to investments held by Equinor ASA as part of liquidity management. At 31
December 2024, USD 366 million relates to investment portfolios held by Equinor’s captive insurance company. The corresponding balance at 31 December 2023 was USD 458 million. For information about financial instruments by category, see note 28 Financial instruments and fair value measurement.

Current prepayments and financial receivables
	At 31 December
(in USD million)	2024	2023

Interest-bearing financial receivables and accrued interest	614	802
Collateral receivables1)	2,037	2,186
Total current financial receivables	2,651	2,988

Prepayments and other non-financial receivables	1,216	740

Prepayments and financial receivables	3,867	3,729

1) Collateral receivables is related to cash paid as security for counterparties credit exposure towards Equinor.
With effect from 2024, and to provide additional information to enhance the users understanding of the composition of current receivables, the balance sheet line-item Trade and other receivables has been disaggregated into Trade and other receivables (see note 18) and Prepayments and financial receivables detailed in the table above.
Note 17. Inventories
Accounting policies
Inventories
Commodity inventories not held for trading purposes are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out allocation method and comprises direct purchase costs, cost of production, transportation, and manufacturing expenses.
Commodity inventories held for trading purposes are measured at fair value less cost to sell (FVLCS), with subsequent changes in fair value recognised in the Consolidated statement of income as part of Revenues.
These inventories are categorised within level 2 of the fair value hierarchy.

	At 31 December
(in USD million)	2024	2023

Crude oil	2,696	2,051
Petroleum products	482	380
Natural gas	50	54
Commodity inventories at the lower of cost and net realisable value	3,227	2,485

Natural gas held for trading purposes measured at fair value	391	810
Other	413	520

Total inventories	4,031	3,814

Inventories held for trading purposes consist mainly of natural gas storages held by Danske Commodities.
  Equinor 2024 Annual Report on Form 20-F    126

126	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 18. Trade and other receivables

	At 31 December
(in USD million)	2024	2023

Trade receivables from contracts with customers1)	11,216	10,706
Other current trade receivables	1,510	971
Receivables from participation in joint operations and similar arrangements	529	471
Receivables from equity accounted companies and other related parties	335	1,056

Trade and other receivables	13,590	13,204

1) Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.
With effect from 2024, and to provide additional information to enhance the users understanding of the composition of current receivables, the balance sheet line-item Trade and other receivables has been disaggregated into
Prepayments and financial receivables (see note 16) and Trade and other receivables detailed in the table above.
For currency sensitivities and more information about the credit quality of Equinor's counterparties, see note 4
Financial risk and capital management. For further information on receivables from equity accounted companies and other related parties, see note 27 Related parties.
Note 19. Cash and cash equivalents

Accounting policies

Cash and cash equivalents include cash in
hand, bank deposits, and short-term highly
liquid investments with original maturity of
three months or less. These are readily
convertible to known amounts of cash and
subject to insignificant risk of changes in fair
value.

Cash and cash equivalent items are mainly
accounted for at amortised cost except for money
market funds that are accounted for at fair value.
Contractually mandatory deposits in escrow bank
accounts, including collateral deposits, are included
as restricted cash and cash equivalents if the
deposits are provided as part of the Group’s
operating activities and therefore are deemed as
held for the purpose of meeting short-term cash
commitments, and the deposits can be released
from the escrow account without undue expenses.

	At 31 December
(in USD million)	2024	2023

Cash at bank available	3,524	2,295
Time deposits	244	1,337
Money market funds	1,278	1,875
Interest-bearing securities	857	2,563
Collateral deposits1)	2,217	1,572

Cash and cash equivalents	8,120	9,641

1) Collateral deposits are related to certain requirements of exchanges where Equinor is trading. The terms and conditions related to these requirements are determined by the respective exchanges.
  Equinor 2024 Annual Report on Form 20-F    127

127	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 20. Shareholders' equity, capital distribution and earnings per share

	Number of shares	NOK per value	NOK	USD

Share capital at 1 January 2024	3,003,104,605	2.5	7,507,761,512.50	1,100,516,941
Capital reduction	(210,323,375)	2.5	(525,808,437.50)	(48,823,935)

Share capital at 31 December 2024	2,792,781,230	2.5	6,981,953,075.00	1,051,693,006

	Number of shares	NOK per value	Common stock

Authorised and issued	2,792,781,230	2.5	6,981,953,075.00
Treasury shares
Share buy-back programme	(56,267,027)	2.5	(140,667,567.50)
Employees share saving plan	(8,987,375)	2.5	(22,468,437.50)

Total outstanding shares	2,727,526,828	2.5	6,818,817,070.00
Equinor ASA has only one class of shares and all
shares have voting rights. The holders of shares are
entitled to receive dividends as and when declared
and are entitled to one vote per share at the annual
general meeting of the company.
Dividend
During 2024, dividend for the third and for the fourth
quarter of 2023 and dividend for the first and second
quarter of 2024 were settled. Dividend declared but
not yet settled is presented as dividends payable in
the Consolidated balance sheet. The Consolidated
statement of changes in equity shows declared

	At 31 December
(in USD million)	2024	2023

Dividends declared	7,802	10,783
USD per share or ADS	2.8000	3.6000

Dividends paid	8,578	10,906
USD per share or ADS	3.0000	3.6000
NOK per share	32.1645	37.8522
dividend in the period (retained earnings). Dividend
declared in 2024 relates to the fourth quarter of
2023 and to the first three quarters of 2024.
On 4 February 2025, the board of directors
proposed to the annual general meeting on 14 May
2025 a cash dividend for the fourth quarter of 2024
of USD 0.37 per share. The Equinor share will trade
ex-dividend 15 May 2025 on Oslo Børs and 16 May
2025 for ADR holders on New York Stock Exchange.
Record date will be 16 May 2025 and payment date
will be 28 May 2025.
  Equinor 2024 Annual Report on Form 20-F    128

128	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Accounting policies
Share buy-back
Where Equinor has either acquired own shares
under a share buy-back programme or has
placed an irrevocable order with a third party
for Equinor shares to be acquired in the market,
such shares are reflected as a reduction in
equity as treasury shares. The amount
exceeding nominal share capital is recognised
as reduction in additional paid-in capital until nil
and thereafter as reduction in retained
earnings. Treasury shares are not included in
the weighted average number of ordinary
shares outstanding in the calculation of Earnings
per share. The remaining outstanding part of an
irrevocable order to acquire shares is accrued
for and classified as Trade and other payables.
Share buy-back programme
The purpose of the share buy-back programme is to
reduce the issued share capital of the company. All
shares repurchased as part of the programme will be
cancelled. According to an agreement between
Equinor and the Norwegian state, the state will
participate in share buy-backs on a proportionate
basis, ensuring that its ownership interest in Equinor
remains unchanged at 67%.
On 4 February 2025, the board of directors decided
to announce share buy-backs for 2025 of up to USD
5 billion, in line with the two-year share buy-back
programme for 2024-2025 of USD 10-12 billion in
total as announced February 2024. The share buy-
back programme will be subject to market outlook
and balance sheet strength.
The first tranche of up to USD 1.2 billion of the 2025
share buy-back programme will commence on 6
February and end no later than 2 April 2025. The first
tranche of the 2025 share buy-back programme is
based on the authorisation from the annual general
meeting in May 2024, valid until the next annual
general meeting, but no later than 30 June 2025.
Commencement of new share buy-back tranches
after the first tranche in 2025 will be decided by the
board of directors on a quarterly basis in line with the
company’s dividend policy and will be subject to
board authorisations for share buy-back from the
company’s annual general meeting and agreement
with the Norwegian state regarding share buy-back.

Number of shares	2024	2023

Share buy-back programme at 1 January	49,486,793	42,619,172
Purchase	76,186,948	63,748,254
Cancellation	(69,406,714)	(56,880,633)

Share buy-back programme at 31 December	56,267,027	49,486,793

Equity impact of share buy-back programmes

(in USD million)	2024	2023

First tranche	396	330
Second tranche	528	550
Third tranche	528	550
Fourth tranche	528	550
Total open market share	1,980	1,980

Norwegian state share1)	3,956	3,705

Total	5,936	5,685

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme.
  Equinor 2024 Annual Report on Form 20-F    129

129	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Based on the authorisation from the annual general

meeting on 14 May 2024, the board of directors has,
on a quarterly basis, decided on share buy-back
tranches. The 2024 programme was up to USD 6
billion, including shares to be redeemed from the
Norwegian state.
During 2024, four tranches of in total USD 6 billion
were launched, including shares to be redeemed from
the Norwegian state. The market execution of the
fourth tranche was completed in January 2025. As of
31 December 2024, USD 405 million of the fourth
tranche had been purchased in the market, of which
USD 377 million had been settled.

Employees' share saving plan

Number of shares	2024	2023

Share saving plan at 1 January	8,884,668	10,908,717
Purchase	3,237,233	2,204,207
Allocated to employees	(3,134,526)	(4,228,256)

Share saving plan at 31 December	8,987,375	8,884,668
In 2024 and 2023 treasury shares were purchased to
employees participating in the share saving plan for
USD 85 million and USD 68 million, respectively. For
further information, see note 8 Salaries and personnel
expenses.
Due to an irrevocable agreement with a third party,
the total market execution of the fourth tranche of
USD 528 million has been recognised as reduction in
equity.
In order to maintain the Norwegian state’s ownership
share in Equinor, a proportionate share of the
second, third and fourth tranche of the 2023
programme as well as the first tranche of the 2024
programme was redeemed and cancelled through a
capital reduction by the annual general meeting on 14
May 2024. The Norwegian state’s share of
USD 3,956 million (NOK 42.8 billion) following the
capital reduction was settled in July 2024. A
proportionate share of the second, third and fourth
tranche of the 2024 programme as well as the first
tranche of the 2025 programme will be redeemed
and cancelled at the annual general meeting in May
2025.

Earnings per share

Number of shares	2024	2023

Basic earnings per share
Net income (loss) attributable to shareholders of the company	8,806	11,885
Weighted average number of ordinary shares outstanding	2,821	3,021

Basic earnings per share (in USD)	3.12	3.93

Diluted earnings per share
Net income (loss) attributable to shareholders of the company	8,806	11,885
Weighted average number of ordinary shares outstanding, diluted	2,827	3,027

Diluted earnings per share (in USD)	3.11	3.93
Basic and diluted earnings per share amounts are
calculated by dividing the Net income (loss) for the
year attributable to shareholders by relevant
weighted average number of ordinary shares
outstanding during the year. Shares purchased to
employees participating in the share saving plan is
the only diluting element.
  Equinor 2024 Annual Report on Form 20-F    130

130	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 21. Finance debt

Non-current finance debt
Finance debt measured at amortised cost
	Weighted average interest rates in %1)		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December²⁾
	2024	2023	2024	2023	2024	2023

Unsecured bonds
United States Dollar (USD)	3.93%	3.82%	13,288	15,705	12,169	15,037
Euro (EUR)	1.51%	1.51%	6,239	6,633	5,856	6,177
Great Britain Pound (GBP)	6.08%	6.08%	1,721	1,747	1,863	2,013
Norwegian Kroner (NOK)	4.27%	4.18%	88	295	87	302

Total unsecured bonds			21,336	24,380	19,975	23,529

Unsecured loans
Brazilian real (BRL)	10.05%	10.10%	136	179	136	179
Japanese Yen (JPY)	4.30%	4.30%	64	71	72	83

Total unsecured loans			200	250	208	262

Total			21,536	24,630	20,183	23,791
Non-current finance debt due within one year			2,175	2,400	2,191	2,415

Non-current finance debt			19,361	22,230	17,992	21,376

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy.
For more information regarding fair value hierarchy, see note 28 Financial instruments and fair value measurement

Unsecured bonds amounting to USD 13,288 million are
denominated in USD and unsecured bonds
denominated in other currencies amounting to
USD 7,270 million are swapped into USD. One bond
denominated in EUR amounting to USD 778 million is
not swapped. The table does not include the effects
of agreements entered into to swap the various
currencies into USD. For further information see note
28 Financial instruments and fair value measurement.
Substantially all unsecured bonds and unsecured
bank loan agreements contain provisions restricting
future pledging of assets to secure borrowings
without granting a similar secured status to the
existing bondholders and lenders.
No new bonds were issued in 2024.
Out of Equinor's total outstanding unsecured bond
portfolio, 31 bond agreements contain provisions
allowing Equinor to call the debt prior to its final
redemption at par or at certain specified premiums if
there are changes to the Norwegian tax laws. The
carrying amount of these agreements is USD 21,248
million at the 31 December 2024 closing currency
exchange rate.
For more information about the revolving credit
facility, maturity profile for undiscounted cash flows
and interest rate risk management, see note 4
Financial risk and capital management.
  Equinor 2024 Annual Report on Form 20-F    131

131	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Non-current finance debt maturity profile
	At 31 December
(in USD million)	2024	2023

Year 2 and 3	4,462	4,683
Year 4 and 5	2,463	4,511
After 5 years	12,436	13,035

Total repayment of non-current finance debt	19,361	22,230

Weighted average maturity (years - including current portion)	9	9
Weighted average annual interest rate (% - including current portion)	3.44%	3.41%

Current finance debt
	At 31 December
(in USD million)	2024	2023

Collateral liabilities	385	458
Non-current finance debt due within one year	2,175	2,400
Other including US Commercial paper programme and bank overdraft	4,664	3,138

Total current finance debt	7,223	5,996

Weighted average interest rate (%)	3.60%	3.77%
Collateral liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure. Outstanding amounts on Equinor's US Commercial paper (CP) programme amounted to USD 4,115 million as of 31 December
2024 and USD 1,895 million as of 31 December 2023.
  Equinor 2024 Annual Report on Form 20-F    132

132	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Reconciliation of cash flows from financing activities to finance line items in balance sheet
(in USD million)	Non-current finance debt	Current finance debt	Dividend payable	Lease liabilities1)	Accrued trade expenses and other payables2)	Collateral receivables3)	Other balance sheet items	Total

At 1 January 2024	22,230	5,996	2,649	3,570	715	(2,186)

Repayment of finance debt	(2,592)							(2,592)
Repayment of lease liabilities				(1,491)				(1,491)
Dividend paid			(8,578)					(8,578)
Share buy-back		(4,023)			(1,990)			(6,013)
Net current finance debt and other finance activities		868				144	(79)	933

Net cash flow from financing activities	(2,592)	(3,155)	(8,578)	(1,491)	(1,990)	144	(79)	(17,741)

Transfer to current portion	225	(225)
Dividend declared			7,802
Share buy back committed		3,956			1,980
Debt in RIO Energy	—
New leases				1,595
Effect of exchange rate changes	(450)	(20)		(141)	(20)	4
Other changes	(52)	671	33	(23)	180

Net other changes	(278)	4,382	7,835	1,432	2,140	4

At 31 December 2024	19,361	7,223	1,906	3,510	866	(2,037)

  Equinor 2024 Annual Report on Form 20-F    133

133	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Non-current finance debt	Current finance debt	Dividend payable	Lease liabilities1)	Accrued trade expenses and other payables2)	Collateral receivables3)	Other balance sheet items	Total

At 1 January 2023	24,141	4,359	2,808	3,668	1,326	(3,468)

Repayment of finance debt	(2,818)							(2,818)
Repayment of lease liabilities				(1,422)				(1,422)
Dividend paid			(10,906)					(10,906)
Share buy-back		(3,639)			(1,950)			(5,589)
Net current finance debt and other finance activities		1,384				1,287	(79)	2,593

Net cash flow from financing activities	(2,818)	(2,255)	(10,906)	(1,422)	(1,950)	1,287	(79)	(18,142)

Transfer to current portion	147	(147)
Dividend declared			10,783
Share buy back committed		3,705			1,980
Debt in RIO Energy	437
New leases				1,379
Effect of exchange rate changes	321	44		(25)	(3)	(5)
Other changes	2	290	(37)	(29)	(638)

Net other changes	907	3,891	10,746	1,324	1,339	(5)

At 31 December 2023	22,230	5,996	2,649	3,570	715	(2,186)

1)See note 25 Leases for more information.
2)Accrued trade expenses and other payables are included in Trade and other payables in the Consolidated balance sheet. See note 24 Trade and other payables for more information.
3)Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 18 Trade and other receivables for more information.
  Equinor 2024 Annual Report on Form 20-F    134

134	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 22. Pensions

Accounting policies
Equinor offers pension plans that provide either a
defined benefit upon retirement or a pension
based on defined contributions and returns. A
portion of the contributions are provided for as
notional contributions, for which the liability
increases with a promised notional return, set
equal to the actual return of assets invested
through the ordinary defined contribution plan. For
defined benefit plans, the benefit to be received by
employees generally depends on many factors
including length of service, retirement date and
future salary levels.
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
Net pension cost
Total pension costs amount to USD 495 million in
2024, USD 441 million in 2023 and USD 459 million in
2022. In addition, interest cost and interest income
related to defined benefit plans are included in the
Consolidated statement of income within Net financial
items.
  Equinor 2024 Annual Report on Form 20-F    135

135	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Changes in pension liabilities and plan assets during the year
(in USD million)	2024	2023

Pension liabilities at 1 January	8,328	7,664
Current service cost	153	145
Interest cost	376	318
Actuarial (gains)/losses and currency effects	(1,348)	338
Other changes in notional contribution liability and other effects	61	56
Benefits paid	(284)	(284)
Losses/(gains) from curtailment, settlement or plan amendment	—	91
Pension liabilities at 31 December	7,286	8,328

Fair value of plan assets at 1 January	5,664	5,213
Interest income	204	190
Return on plan assets (excluding interest income)	259	202
Company contributions	129	211
Benefits paid	(148)	(141)
Losses (gains) from curtailment, settlement or plan amendment	—	113
Other effects	—	—
Foreign currency translation effects	(587)	(124)

Fair value of plan assets at 31 December	5,522	5,664

Net pension liability at 31 December	1,765	2,664

Represented by:
Asset recognised as non-current pension assets (funded plan)	1,717	1,260
Liability recognised as non-current pension liabilities (unfunded plans)	3,482	3,925

Pension liabilities specified by funded and unfunded pension plans	7,286	8,328

Funded	3,808	4,404
Unfunded	3,478	3,925

Equinor recognised an actuarial gain from changes in financial assumptions in 2024. The interest rate increased by
50 basis points compared to year end 2023. An actuarial loss was recognised in 2023.

Actuarial assumptions
	Assumptions used to determine benefit obligations in %
Rounded to the nearest quartile	2024	2023

Discount rate	4.25	3.75
Rate of compensation increase	4.00	4.00
Expected rate of pension increase	3.25	3.25
Expected increase of social security base amount (G-amount)	3.75	3.75

Weighted-average duration of the defined benefit obligation	13.00	13.25
The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.
  Equinor 2024 Annual Report on Form 20-F    136

136	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Sensitivity analysis

The table below presents an estimate of the potential
effects of changes in discount rate and expected rate
of pension increase for the defined benefit plans. The
following estimates are based on facts and
circumstances as of 31 December 2024.

	Discount rate		Expected rate of pension increase
(in USD million)	0.50%	(0.50)%	0.50%	(0.50)%

Effect on:
Defined benefit obligation at 31 December 2024	(409)	458	396	(362)
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
In 2024, 98% of the equity securities and 6% of bonds
had quoted market prices in an active market. 2% of
the equity securities, 94% of bonds and 100% of
money market instruments had market prices based
on inputs other than quoted prices. If quoted market
prices are not available, fair values are determined
from external calculation models based on market
observations from various sources.
In 2023, 100% of the equity securities and 13% of
bonds had quoted market prices in an active market.

(in %)	2024	2023	Target portfolio weight

Equity securities	34.1	33.6	29 - 37
Interest bearing investments	61.7	61.7	53 - 66
Real estate	4.2	4.7	5 - 10

Total	100.0	100.0
87% of bonds and 100% of money market instruments
had market prices based on inputs other than quoted
prices.
For definition of the various levels, see note 28
Financial instruments and fair value measurement.
Estimated company contributions to be made to
Equinor Pension in 2025 is approximately USD  71
million.
The table below presents the portfolio weighting as
approved by the board of Equinor Pension for 2024.
The portfolio weight during a year will depend on the
risk capacity.
  Equinor 2024 Annual Report on Form 20-F    137

137	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 23. Provisions and other liabilities

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
The cost is estimated based on current regulations
and technology, considering relevant risks and
uncertainties. The discount rate used in the
calculation of the ARO is a market-based risk-free
rate based on the applicable currency (mainly USD)
and time horizon of the underlying cash flows. The
provisions are classified under Provisions in the
Consolidated balance sheet.
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
  Equinor 2024 Annual Report on Form 20-F    138

138	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total

Non-current portion at 31 December 2023	12,171	3,134	15,304
Current portion at 31 December 2023¹⁾	190	452	642

Provisions and other liabilities at 31 December 2023	12,360	3,586	15,946

New or increased provisions and other liabilities	443	572	1,014
Change in estimates	938	(962)	(24)
Amounts charged against provisions and other liabilities	(244)	(235)	(479)
Effects of change in the discount rate	(1,419)	(52)	(1,470)
Reduction due to divestments	(428)	(151)	(580)
Accretion expenses	511	19	530
Reclassification, transfer and other	(315)	45	(269)
Foreign currency translation effects	(918)	(118)	(1,036)

Provisions and other liabilities at 31 December 2024	10,928	2,704	13,632

Non-current portion at 31 December 2024	10,777	2,150	12,927
Current portion at 31 December 2024¹⁾	151	554	706
1) Included in the line item Current provisions and other liabilities in the Consolidated Balance sheet, further detailed below.

Equinor's estimated asset retirement obligations
(ARO) have decreased by USD 1,432 million to USD
10,928 million at 31 December 2024 compared to
year-end 2023. Changes in ARO are reflected within
Property, plant and equipment and Provisions and
other liabilities in the Consolidated balance sheet.
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
  Equinor 2024 Annual Report on Form 20-F    139

139	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
The timing of cash outflows of asset retirement

obligations depends on the expected cease of
production at the various facilities.
The undiscounted value of the total ARO amounts to
USD 17,475 million at year end.
Sensitivities with regards to discount rate on the total
ARO portfolio
The discount rate sensitivity has been calculated by
assuming a reasonably possible change of 1.0
percentage points.

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total

2025 - 2029	1,813	1,938	3,752
2030 - 2034	879	281	1,160
2035 - 2039	2,945	11	2,956
2040 - 2044	2,612	36	2,648
Thereafter	2,679	437	3,117

At 31 December 2024	10,928	2,704	13,632
An increase in the discount rate of 1.0 percentage
points would reduce the ARO liability by USD 1,290
million. A corresponding reduction would increase the
liability by USD 1,671 million.
See note 3 Climate change and energy transition for
sensitivity with regards to change in the removal year.
The interest rates used to calculate the net present
value (NPV) of ARO are shown in the “USD Risk free
rate table.

USD Risk free rate	31 December 2024
2 years	4.2%
5 years	4.4%
10 years	4.6%
20 years	4.9%
30 years	4.8%

Current provisions and other liabilities

	At 31 December
(in USD million)	2024	2023

Accrued expenses and other financial liabilities	1,385	1,495
Provisions	706	642
Other non-financial liabilities	293	176

Current provisions and other liabilities	2,384	2,314
Certain provisions are further described in note 26
Other commitments, contingent liabilities and
contingent assets.
With effect from 2024, and to provide additional
information to enhance the users understanding of
the composition of current liabilities, the balance
sheet line-item Trade, other payables and provisions
has been disaggregated into Trade and other
payables (see note 24) and Provisions and other
liabilities detailed in the table above.
  Equinor 2024 Annual Report on Form 20-F    140

140	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 24. Trade and other payables

4.1 Consolidated financial statements

	At 31 December
(in USD million)	2024	2023

Trade payables	6,838	5,317
Payables due to participation in joint operations and similar arrangements	1,813	2,283
Payables to equity accounted companies and other related parties	1,593	1,242
Accrued trade expenses and other payables	866	715

Trade and other payables	11,110	9,556
With effect from 2024, and to provide additional
information to enhance the users understanding of
the composition of current liabilities, the balance
sheet line-item Trade, other payables and provisions
has been disaggregated into Provisions and other
liabilities (see note 23) and Trade and other payables
detailed in the table above.
For information regarding currency sensitivities, see
note 4 Financial risk and capital management. For
further information on payables to equity accounted
companies and other related parties, see note 27
Related parties.
  Equinor 2024 Annual Report on Form 20-F    141

141	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 25. Leases

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
As is the customary norm in upstream activities
operated through joint arrangements, the operator will
manage the lease, pay the lessor, and subsequently re-
bill the partners for their share of the lease costs.
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
(100%).
  Equinor 2024 Annual Report on Form 20-F    142

142	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Equinor leases certain assets, notably drilling rigs,
transportation vessels, storages and office facilities
for operational activities. Equinor has the primary
responsibility for the full external lease payments in
the majority of the lease contracts, and the use of
leases serves operational purposes rather than as a
tool for financing.

Equinor recognised revenues of USD 269 million in
2024 and USD 337 million in 2023 related to lease
costs recovered from licence partners related to
lease contracts being recognised gross by Equinor.
Commitments relating to lease contracts which had
not yet commenced at year-end are included within
note 26 Other commitments, contingent liabilities and
contingent assets.
A maturity profile based on undiscounted contractual
cash flows for lease liabilities is disclosed in note 4
Financial risk and capital management.

Information related to lease payments and lease liabilities
(in USD million)		2024		2023

Lease liabilities at 1 January		3,570		3,668
New leases, including remeasurements and cancellations		1,595		1,379
Gross lease payments	(1,682)		(1,590)
Lease interest	167		139
Lease repayments	(1,515)	(1,515)	(1,452)	(1,452)
Foreign currency translation effects		(141)		(25)

Lease liabilities at 31 December		3,510		3,570

Current lease liabilities		1,249		1,279
Non-current lease liabilities		2,261		2,290

Non-current lease liabilities maturity profile
	At 31 December
(in USD million)	2024	2023

Year 2 and 3	1,165	1,343
Year 4 and 5	431	470
After 5 years	665	478

Total repayment of non-current lease liabilities	2,261	2,290
The Right of use assets are included within the line
item Property, plant and equipment in the
Consolidated balance sheet. See also note 12
Property, plant and equipment.
  Equinor 2024 Annual Report on Form 20-F    143

143	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 26. Other commitments, contingent liabilities and contingent assets

  Accounting policies
Estimation uncertainty regarding levies
Equinor’s global business activities are subject
to different indirect taxes (levies) in various
jurisdictions around the world. In these
jurisdictions, governments can respond to
global or local development, including climate
related matters and public fiscal balances, by
issuing new laws or other regulations stipulating
changes in value added tax, tax on emissions,
customs duties or other levies which may affect
profitability and even the viability of Equinor’s
business in that jurisdiction. Equinor mitigates
this risk by using local legal representatives and
staying up to date with the legislation in the
jurisdictions where activities are carried out.
Occasionally, legal disputes arise from
difference in interpretations. Equinor’s legal
department, together with local legal
representatives, estimate the outcome from
such legal disputes based on first-hand
knowledge. Such estimates may differ from the
actual results.
Contractual commitments
Equinor had contractual commitments of USD 11,841
million as of 31 December 2024. The contractual
commitments reflect Equinor's proportional share and
mainly comprise construction and acquisition of
property, plant and equipment as well as committed
investments or funding to equity accounted entities of
USD 1,090 million.
Equinor also had estimated expenditures related to
commitments to drill a certain number of wells, which
sometimes can be a prerequisite to be awarded oil
and gas exploration and production licences. At the
end of 2024, Equinor was committed to participate in
29 wells, with an average ownership interest of
approximately 44%. Equinor's share of estimated
expenditures to drill these wells amounts to USD 428
million. Additional wells that Equinor may become
committed to participating in depending on future
discoveries in certain licences are not included in
these numbers.
Other long-term commitments
Equinor has entered into various long-term
agreements for pipeline transportation as well as
terminal use, processing, storage and entry/exit
capacity commitments and commitments related to
specific purchase agreements.
The agreements ensure the rights to the capacity or
volumes in question, but also impose on Equinor the
obligation to pay for the agreed-upon service or
commodity, irrespective of actual use. The contracts'
terms vary, with durations of up to 2060.
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
The table below also includes USD 5,738 million as the
non-lease components of lease agreements reflected
in the accounts according to IFRS 16, as well as leases
not yet commenced. For commenced leases, please
refer to note 25 Leases.
Nominal minimum other long-term commitments at
31 December 2024:

(in USD million)

2025	3,112
2026	2,571
2027	1,898
2028	1,475
2029	1,177
Thereafter	4,655

Total other long-term commitments	14,888
  Equinor 2024 Annual Report on Form 20-F    144

144	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Guarantees

Equinor has guaranteed for its proportionate share
of some of our equity accounted companies’ long-
term bank debt and other contractual obligations.
The total amount guaranteed at year-end 2024 is
USD 1,053 million. The book value of the guarantees is
immaterial.
Contingent liabilities and contingent assets
Claim from Petrofac regarding multiple variation
order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC (“PIUL”) was
awarded the EPC Contract to execute the ISSF
Project (the In Salah Southern Fields Project in central
Algeria). Following a suspension of activity in 2013,
PIUL issued multiple Variation Order Requests
(“VoRs”) related to the costs incurred for stand-by
and remobilization costs. Several VoRs have been
paid, but the settlement of the remaining has been
unsuccessful. PIUL initiated arbitration in August 2020
claiming an estimated amount of USD 532 million, of
which Equinor holds a 31.85% share. The arbitration
process has progressed during 2024. Equinor's
maximum exposure amounts to USD 169 million.
Equinor has provided for its best estimate in the
matter.
Withholding tax dispute regarding remittances
from Brazil to Norway
Remittances made from Brazil for services are
normally subject to withholding income tax. In 2012,
Equinor’s subsidiaries in Brazil filed a lawsuit to avoid
paying this tax on remittances made to Equinor ASA
and Equinor Energy AS under the Double Tax Treaty
Brazil had with Norway until 2024. The lawsuit relates
to services without transfer of technology on fields
where Equinor is a partner. Court proceedings
through several levels in the legal system have been
ongoing
and a final verdict has not yet been reached.
Withholding tax has not been paid since 2014 based
on a court ruling. Equinor's share of maximum
exposure in the case at year end 2024 is estimated at
approximately USD 184 million. Although Equinor
continues to be of the view that all applicable tax
regulations have been applied in the case,
developments in similar litigation in Brazil led to an
updated evaluation of the likelihood of loss, and
Equinor has provided for the best estimate in the
case as income tax expense.
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
During the last years, court decisions that confirm
Equinor’s position have been issued at the first and
second court instance levels. The plaintiff still has the
possibility of a narrower scope appeal. At the end of
2024, the acquired interest remains on Equinor’s
balance sheet, where the assets related to phase 1
have been reclassified to property, plant and
equipment and the assets related to phase 2 are
presented as intangible assets, all of which are part of
the Exploration & Production International (E&P
International) segment.
Brazilian law creating uncertainty regarding
certain tax incentives
Equinor is currently part in legal matters in the state
of Rio de Janeiro in Brazil related to a law requiring
taxpayers that benefit from ICMS tax incentives (i.e.
Repetro) to deposit 10% of the savings
made from such benefits into a state fund. Equinor is
of the opinion that specific incentives so far relevant
for the Roncador and Peregrino fields are not in
scope of the law, while the state of Rio de Janeiro
requires deposits to be paid with the addition of fines
and interest. While legal developments in 2023
included clarification from the Supreme Court that
the law is constitutional, subject to a final ruling,
Equinor’s litigation in the matter continues, mainly
related to the law’s impact specifically for Repetro
and other state tax incentives. Equinor believes that
our view in the matter will ultimately be upheld by the
courts, and no amounts have consequently been
provided for in the financial statements. At year-end
2024, the maximum exposure for Equinor in the
matter has been estimated to be a total of
USD 96 million.
KKD oil sands partnership
Canadian tax authorities have issued a notice of
reassessment for 2014 for Equinor's Canadian
subsidiary which was party to Equinor's divestment of
40% of the KKD Oil Sands partnership at that time.
The reassessment adjusts the allocation of the
proceeds of disposition of certain Canadian resource
properties from the partnership. Maximum exposure
is estimated to be approximately USD 350 million.
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
  Equinor 2024 Annual Report on Form 20-F    145

145	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 27. Related parties

Transactions with the Norwegian state
The Norwegian state is the majority shareholder of
Equinor and also holds major investments in other
Norwegian companies. As of 31 December 2024, the
Norwegian state had an ownership interest in Equinor
of 67.0% (excluding Folketrygdfondet, the Norwegian
national insurance fund, of 4.0%). This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet the
definition of a related party.
Equinor markets and sells the Norwegian state's
share of oil and gas production from the Norwegian
continental shelf (NCS). The Norwegian state's
participation in petroleum activities is organised
through the Norwegian State’s Direct Financial
Interests (SDFI).
For accounting policies and accounting judgement
related to transactions with the SDFI, see note 7 Total
revenues and other income. Total purchases of crude
oil, natural gas liquids (NGL), and liquified natural gas
(LNG) from the Norwegian state amounted to
USD 10.2 billion, USD 10.1 billion and USD 12.6 billion in
2024, 2023 and 2022, respectively. Payables to
equity accounted companies and other related
parties specified in note 24 Trade and other payables
are mostly related to these purchases, and is included
in the below table within Trade and other payables.
In addition, Equinor sells in its own name, but for the
SDFI’s account and risk, the SDFI’s share of natural
gas volumes.
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
Gassco’s activities are performed on behalf of and
for the risk and reward of pipeline and terminal
owners, and capacity payments flow through Gassco
to the respective owners. Equinor payments that
flowed through Gassco in this respect amounted to
USD 0.9 billion in 2024, USD 1.0 billion and
USD 1.2 billion in 2023 and 2022 respectively. The
stated amounts represent Equinor’s capacity
payment net of Equinor’s own ownership interests in
Gassco operated infrastructure. In addition, Equinor
manages, in its own name, but for the Norwegian
state’s account and risk, the Norwegian state’s share
of the Gassco costs. These transactions are
presented net.
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
  Equinor 2024 Annual Report on Form 20-F    146

146	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

At 31 December 2024	Norwegian State's Direct Financial Interests	Equity accounted companies and other related parties	Third parties	Total amount
(in USD million)

Assets
Non-current prepayments and financial receivables	—	294	1,085	1,379
Trade and other receivables	229	106	13,255	13,590
Current prepayments and financial receivables		5	3,862	3,867

Liabilities
Non-current provisions and other liabilities	274	—	12,652	12,927
Trade and other payables	1,547	46	9,517	11,110
Current provisions and other liabilities			2,384	2,384
Current finance debt	257	—	6,966	7,223

Following the disaggregation of Trade and other receivables, see note 16 and 18 for details, a new line item Current prepayments and financial receivables has been added to the tables above. Similarly, the disaggregation of Trade, other payables and provisions, see note 23 and 24 for details, a new line item Current provisions and other liabilities has been added to the tables above.

At 31 December 2023	Norwegian State's Direct Financial Interests	Equity accounted companies and other related parties	Third parties	Total amount
(in USD million)

Assets
Non-current prepayments and financial receivables	—	103	1,188	1,291
Trade and other receivables	1,007	49	12,148	13,204
Current prepayments and financial receivables			3,729	3,729

Liabilities
Non-current provisions and other liabilities	850	—	14,455	15,304
Trade and other payables	1,195	47	8,315	9,556
Current provisions and other liabilities			2,314	2,314
Current finance debt	893	—	5,102	5,996
  Equinor 2024 Annual Report on Form 20-F    147

147	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Note 28. Financial instruments and fair value measurement

4.1 Consolidated financial statements

Accounting policies
Financial assets
Financial assets are initially recognised at fair value
when Equinor becomes a party to the contractual
provisions of the asset. Financial assets are
presented as current if they contractually will
expire or otherwise are expected to be recovered
within 12 months after the balance sheet date, or if
they are held for trading purposes.
Short-term highly liquid investments with original
maturity of more than 3 months are classified as
current financial investments, primarily accounted
for at amortised cost.
Trade receivables are carried at the original
invoice amount less a provision for doubtful
receivables which represent expected losses
computed on a probability-weighted basis.
A portion of Equinor's financial investments is
managed together as an investment portfolio of
Equinor's captive insurance company and is held in
order to comply with specific regulations for capital
retention. The investment portfolio is managed and
evaluated on a fair value basis in accordance with
an investment strategy and is accounted for at fair
value through profit or loss. Financial assets and
financial liabilities are shown separately in the
Consolidated balance sheet, unless Equinor has
both a legal right and intention to net settle certain
balances payable to and receivable from the same
counterparty.
Gains and losses arising on the sale, settlement
or cancellation of financial assets are recognised
within Net financial items.
Financial liabilities
Financial liabilities are initially recognised at fair
value when Equinor becomes a party to the
contractual provisions of the liability. Subsequent
measurements depend on classification either at
fair value through profit or loss, or at amortised
cost using the effective interest method. The
latter applies to Equinor's non- current bank
loans and bonds.
Financial liabilities are presented as current if
they are expected to be settled within Equinor’s
normal operating cycle, due to be settled within
12 months after the balance sheet date, if
Equinor does not have the right to defer
settlement more than 12 months after the
balance sheet date, or if the liabilities are held
for trading purposes.
Gains and losses arising from the repurchase,
settlement or cancellation of liabilities are
recognised within Net financial items.
Derivative financial instruments
Equinor uses derivative financial instruments to
manage certain exposures to fluctuations in
foreign currency exchange rates, interest rates
and commodity prices. These instruments are
initially recognised at fair value on the contract
date and subsequently remeasured at fair value
through profit and loss. The impact of
commodity- based derivatives is recognised in
the Consolidated statement of income as part of
Revenues, as such derivatives are related to
sales contracts or revenue-related risk
management for all significant purposes. The
impact of other derivatives is reflected under
Net financial items.
Derivatives are carried as assets when the fair
value is positive and as liabilities when the fair
value is negative. Derivative assets or liabilities
expected to be settled, or with the legal right to
be settled more than 12 months after the
balance sheet date, are classified as non-
current. Derivative financial instruments held for
trading purposes are always classified as
current.
Contracts to buy or sell a non-financial item that
can be settled net in cash or another financial
instrument are accounted for as financial
instruments. However, contracts that are
entered into and continue to be held for the
purpose of the receipt or delivery of a non-
financial item in accordance with Equinor's
expected purchase, sale or usage requirements,
also referred to as own-use, are not accounted
for as financial instruments. Such sales and
purchases of physical commodity volumes and
power are reflected in the Consolidated
statement of income as Revenue from contracts
with customers and Purchases [net of inventory
variation], respectively. This is applicable to a
significant number of contracts for the purchase
or sale of crude oil and natural gas, as well as for
some contracts for the purchase or sale of
power.
For contracts to sell a non-financial item that
can be settled net in cash, but are ultimately
physically settled without qualifying as own use
prior to settlement, the changes in fair value are
included in Gain/loss on commodity derivatives.
When these derivatives are physically settled,
the previously recognised unrealised gain/loss is
included in Physically settled commodity
derivatives. Both these elements are included as
part of Revenues. The physical deliveries made
through such contracts are included in Revenue
from contracts with customers at contract price.
Derivatives embedded in host contracts which
are not financial assets within the scope of IFRS 9
are recognised as separate derivatives and are
measured at fair value with subsequent changes
through profit and loss. This occurs, when their
risks and economic characteristics are not
closely related to those of the host contracts,
and the host contracts are not carried at fair
value. Where there is an active market for a
commodity or other non-financial item
referenced in a purchase or sale contract, a
pricing formula based on this active market will,
for instance, be considered to be closely related
to the host purchase or sales contract. However
a price formula with indexation to other markets
or products will result in the recognition of a
separate derivative. In Equinor, this mainly
relates to certain natural gas sales contracts
where the pricing formula references power.
Where there is no active market for the
commodity or other non-financial item in
question, Equinor assesses the characteristics of
such a price related embedded derivative to be
closely related to the host contract if the price
formula is based on relevant indexations
commonly used by other market participants.
  Equinor 2024 Annual Report on Form 20-F    148

148	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Financial instruments by category

The following tables present Equinor's classes of
financial instruments and their carrying amounts by
the categories as they are defined in IFRS 9 Financial
Instruments. Information on fair value of finance debt
measured at amortised cost is presented in note 21.
For other financial current and non-current balance
sheet items at amortised cost, the difference between
amortised cost and fair value is not material.

At 31 December 2024
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

Assets
Non-current derivative financial instruments			648		648
Non-current financial investments	16	98	5,519		5,616
Non-current prepayments and financial receivables	16	743		636	1,379

Trade and other receivables	18	13,590			13,590
Current prepayments and financial receivables	16	2,651		1,216	3,867
Current derivative financial instruments			1,024		1,024
Current financial investments	16	14,991	344		15,335
Cash and cash equivalents	19	6,842	1,278		8,120

Total		38,915	8,813	1,852	49,580

At 31 December 2023
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

Assets
Non-current derivative financial instruments			559		559
Non-current financial investments	16	75	3,366		3,441
Non-current prepayments and financial receivables	16	341		950	1,291

Trade and other receivables	18	13,204			13,204
Current prepayments and financial receivables	16	2,988		740	3,729
Current derivative financial instruments			1,378		1,378
Current financial investments	16	28,822	402		29,224
Cash and cash equivalents	19	7,767	1,875		9,641

Total		53,197	7,579	1,691	62,467
Following the disaggregation of Trade and other receivables, see note 16 and 18 for details, a new line item Current prepayments and financial receivables has been added to the tables above.
  Equinor 2024 Annual Report on Form 20-F    149

149	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

At 31 December 2024
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

Liabilities
Non-current finance debt	21	19,361			19,361
Non-current derivative financial instruments			1,958		1,958

Trade and other payables	24	11,110			11,110
Current provisions and other liabilities	23	1,385		999	2,384
Current finance debt	21	7,223			7,223
Dividend payable		1,906			1,906
Current derivative financial instruments			833		833

Total		40,985	2,791	999	44,775

At 31 December 2023
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

Liabilities
Non-current finance debt	21	22,230			22,230
Non-current derivative financial instruments			1,795		1,795

Trade and other payables	24	9,556			9,556
Current provisions and other liabilities	23	1,495		819	2,314
Current finance debt	21	5,996			5,996
Dividend payable		2,649			2,649
Current derivative financial instruments			1,619		1,619

Total		41,927	3,414	819	46,159
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
When there is no active market, fair value is
determined using valuation techniques. These
techniques include recent arm's-length market
transactions, reference to other instruments that are
substantially the same, discounted cash flow analysis,
and pricing models and related internal assumptions.
In the valuation techniques, Equinor also takes into
consideration the counterparty’s credit risk and its
own credit risk. This consideration is either reflected in
the discount rate used or through direct adjustments
to the calculated cash flows. For elements of long-
term physical delivery commodity contracts, fair value
estimates, to the extent possible, are based on
quoted forward prices in the market and underlying
indexes in the contracts, as well as assumptions of
forward prices and margins where observable
market prices are unavailable. Similarly, the fair
values of interest and currency swaps are estimated
based on relevant quotes from active markets,
quotes of comparable instruments, and other
appropriate valuation techniques.
Following the disaggregation of Trade, other
payables and provisions, see note 23 and 24 for
details, the line item has changed name to Trade and
other payables and a new line item Current provisions
and other liabilities has been added to the tables
above.
  Equinor 2024 Annual Report on Form 20-F    150

150	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments liabilities	Current derivative financial instruments - liabilities	Net fair value

At 31 December 2024
Level 1	3,178	—	—	2		—	—	3,180
Level 2	1,762	105	344	904	1,278	(1,942)	(775)	1,676
Level 3	579	543	—	118		(17)	(58)	1,167

Total fair value	5,519	648	344	1,024	1,278	(1,958)	(833)	6,022

At 31 December 2023
Level 1	1,294	—	—	6		—	—	1,300
Level 2	1,528	104	402	1,195	1,875	(1,754)	(1,577)	1,773
Level 3	543	455		177		(42)	(41)	1,092

Total fair values	3,366	559	402	1,378	1,875	(1,795)	(1,619)	4,165
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
Level 2, fair value based on inputs other than quoted
prices included within level 1, which are derived from
observable market transactions, includes Equinor's
non-standardised contracts for which fair values are
determined on the basis of price inputs from
observable market transactions. This will typically be
when Equinor uses forward prices on crude oil,
natural gas, interest rates and foreign currency
exchange rates as inputs to the valuation models to
determine the fair value of its derivative financial
instruments.
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
In addition, a risk premium for risk elements not
adjusted for in the cash flow may be included when
applicable. The fair values of these derivative
financial instruments have been classified in their
  Equinor 2024 Annual Report on Form 20-F    151

151	INTRODUCTION	CONTENTS	ABOUT US	OUR PERFORMANCE	SUSTAINABILITY STATEMENT	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
entirety in the third category within current derivative
financial instruments and non-current derivative
financial instruments.
During 2024 the financial instruments within level 3
have had a net increase in fair value of USD 75 million,
of which a gain of USD 216 million was recognised in
the Consolidated statement of income, mainly due to
changes in fair value of certain embedded derivatives
and earn-out agreements. During 2023, the same
financial instruments had a net decrease in fair value
of USD 167 million, of which a loss of USD 191 million
was recognised in the Consolidated statement of
income.