Form 20-F
period 2025-12-31
EQUINOR ASA
filed 2026-03-19
CIK 1140625

Equinor 2025 Annual Report on Form 20-F  1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark one)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None
Equinor 2025 Annual Report on Form 20-F  2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares of NOK 2.50 each                                                   2,500,271,030
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
Item 17  ☐
Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
☐ Yes  ☒ No
Equinor 2025 Annual Report on Form 20-F  3
Equinor 2025 Annual Report on Form 20-F  4
CONSOLIDATED FINANCIAL STATEMENTS        77
Equinor 2025 Annual Report on Form 20-F  5
INTRODUCTION
Unless otherwise indicated, all references herein to “we”, “our”, the “company”, the “group” or “Equinor” are references to Equinor ASA and its consolidated subsidiaries.
This document is our annual report on Form 20-F for the year ended 31 December 2025 (“2025 Form 20-F”). Reference is made to our Norwegian Annual Report for 2025 which is attached hereto as Exhibit 15.4 (the “2025 Annual Report”), our 2025 Oil And Gas
Reserves Report which is attached hereto as exhibit 15.5 (the “2025 Oil And Gas Reserves Report”), our 2025 Remuneration
Report which is attached hereto as exhibit 15.6 (the “2025 Remuneration Report”), our Remuneration Policy which is attached hereto as exhibit 15.7 (the “2025 Remuneration Policy”), and our 2025 Board statement on corporate governance which is attached hereto as exhibit 15.9 (the “2025 Corporate Governance Report”). Only (i) the information included in this 2025 Form 20-F, (ii) the information in the 2025 Annual Report, the 2025 Oil And Gas Reserves Report, the 2025 Remuneration Report, the 2025
Remuneration Policy and the 2025 Corporate Governance Report that is incorporated by reference in this 2025 Form 20-F (excluding, in each case, any page or section references incorporated or referenced in the incorporated material), and (iii) the other exhibits to this 2025 Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 4, 2023 (File No. 333-271647), and Registration
Statement on Form S-8 filed on February 9, 2022 (File No. 333-262601) and any other documents filed by us pursuant to the
Securities Act of 1933, as amended, which purport to incorporate by reference the 2025 Form 20-F. Unless otherwise indicated, references to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Any other information shall not be deemed to be so incorporated by reference.
In addition to the information set out below, the information set forth in Section 5.6 Other definitions and abbreviations of the 2025
Annual Report is incorporated herein by reference.
The 2025 Annual Report contains references to our website (https://www.equinor.com). Information on our website or any other website referenced in the 2025 Annual Report is not incorporated into this document and should not be considered part of this document.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the
SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
The information about Equinor’s competitive position in this 2025 Form 20-F (including the information in the 2025 Annual Report that is incorporated by reference herein) is based on several sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.
Sustainability-related statements
Materiality, as used in the context of sustainability, is distinct from, and should not be confused with, such term as defined for SEC reporting purposes. Any issues or topics identified as material for purposes of sustainability in the 2025 Annual Report, including the materiality assessment undertaken by Equinor based on European Sustainability Reporting Standards, are therefore not necessarily material as defined for SEC reporting purposes.
Equinor 2025 Annual Report on Form 20-F  6
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
d)Cash flow from operations after taxes paid (CFFO after taxes paid)
e)Net cash flow before capital distribution and net cash flow
f)Adjusted operating income and adjusted operating income after tax
g)Adjusted net income
h)Adjusted earnings per share (Adjusted EPS)
For more information on the calculation and reconciliation of these non-GAAP financial measures, see “Item 5. Operating and
Financial Review and Prospects—B. Liquidity and capital resources—Use and reconciliation of non-GAAP financial measures.”
Equinor 2025 Annual Report on Form 20-F  7
FORWARD-LOOKING STATEMENTS
This 2025 Form 20-F (including information incorporated herein from the 2025 Annual Report) contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections incorporated by reference in Item 4 of this 2025 Form 20-F.
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
ambition to reach net zero by 2050 and expectations and ambitions regarding progress on our energy transition plan; our ambitions regarding reduction in operated emissions and net carbon intensity and allocation of investments to renewables and low carbon solutions; our ambitions and expectations regarding decarbonisation; our ambition to develop the NCS to maximise value, deliver focused growth in our international oil and gas portfolio and build our integrated power business; aims, expectations and plans for renewables production capacity and power generation, CO2 transport and storage, allocation of expenditures across the NCS, our international oil and gas projects and our integrated power business and the balance between oil and gas and renewables production;
our expectations and estimates regarding future operational performance, including oil and gas and renewable power production, net carbon intensity, operated emissions, annual CO₂ storage, upstream CO₂ intensity and methane intensity and flaring reductions; our internal carbon price and other financial metrics for investment decisions; break-even considerations and targets; robustness and longevity of our portfolio; contributions to energy security; aims and expectations regarding building resilience; future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, and development of CCS and hydrogen businesses; plans to develop fields; our intention to optimise and high-grade our portfolio; our ambition to create long-term value for our shareholders; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price and currency assumptions; expectations and plans regarding capital expenditures; future financial performance, including earnings, cash flow, liquidity, net debt to capital employed* and return on average capital employed (ROACE)*;
the ambition to grow cash flow and returns; expectations regarding cash flow and returns from our oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; organic capital expenditures* for 2026; ambitions regarding ROACE*;
expectations, plans and estimates regarding capacity, production, development, performance and execution of projects and businesses; expectations and ambitions regarding costs, including the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy, including ambitions regarding allocation of research and development capital towards renewables and low carbon-solutions; expectations related to production levels, unit production cost, investments, exploration activities, discoveries and development in connection with our ongoing transactions and projects; our expectations and plans regarding diversity and inclusion and employee training; plans and expectations regarding completion and results of acquisitions, disposals, joint ventures, partnerships and other strategic and contractual arrangements and delivery commitments; expectations regarding returns from joint ventures; plans, ambitions and expectations regarding recovery factors and levels, future margins and future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; estimates related to production and development, forecasts, reporting levels and dates;
operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; plans and expectations regarding processes related to human rights laws, corporate structure operating models and organizational policies; expectations and ambitions relating to digitalisation and technological innovation, including the role and contribution of AI;expectations regarding role and composition of the board and our remuneration policies; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure, our liquidity levels and management of liquidity reserves; future credit ratings; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; ambitions and plans relating to our environmental policy; our ambitions and plans regarding biodiversity (including our aim to develop a net-positive impact approach for projects), circular economy and value creation for society; expectations and plans regarding pollution control; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; ambitions regarding capital distributions and expected amount and timing of dividend payments and the implementation of our share buy-back programme.
You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward- looking statements for many reasons, including the risks factors incorporated in Item 3.D of this 2025 Form
20-F.
Forward-looking statements are not guarantees of future performance. They reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; geopolitical, social and/or political instability, including worsening trade relations and tariffs; levels and calculations of reserves and material differences from reserves estimates;
regulatory stability and access to resources, including attractive low carbon opportunities; changes in market demand and supply and policy support from governments for renewables; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; inability to meet strategic objectives; the development and use of new technology; social and/
or political instability, including worsening trade relations; failure to prevent or manage digital and cyber disruptions to our information
Equinor 2025 Annual Report on Form 20-F  8
and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners commercial and strategic partners and other third-parties; reputational damage; the actions of competitors;
failure to effectively deploy new technologies or deficiencies in their implementation; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non- compliance with laws and governmental regulations, conditions or requirements; inability to obtain relevant approvals from governments and other parties for activities and transactions; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; actual or perceived non-compliance with legal or regulatory requirements; and other factors discussed elsewhere in this 2025 Form 20-F.
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
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this 2025 Form 20-F, either to make them conform to actual results or changes in our expectations.
Equinor 2025 Annual Report on Form 20-F  9
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
C.Reason for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The information in Section 5.2 Risk factors of Chapter 5 on pages 284 - 291 of the 2025 Annual Report is incorporated herein by
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
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Key events in 2025 on page 8;
•Section 1.1 We are Equinor of Chapter 1 on pages 11 - 12;
•Section 1.2 Our history: decades of progress of Chapter 1 on page 13;
•The information under the sub-heading “Project pipeline” under the heading “The future of our oil and gas portfolio”
in Section 2.1 of Chapter 2 on page 43;
•How our operations contributed to our strategic progress in Section 2.1 of Chapter 2 on page 48;
Equinor 2025 Annual Report on Form 20-F  10
•The information under the sub-heading “Investments” under the heading “Strategic Financial Framework” in
Section 2.2 Financial performance of Chapter 2 on page 55; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
The information set forth in the third and fourth paragraphs of the section entitled “Introduction” of this 2025 Form 20-F is also incorporated herein by reference. See also notes 5 Segments and 6 Acquisitions and disposals to the Consolidated financial statements.
B.Business Overview
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•The information set forth in the first paragraph under the sub-heading "Strengthening resilience through volatility"
under the heading "A message from the Chair and CEO" on page 7;
•Section 1.1 We are Equinor of Chapter 1 on pages 11 - 12;
•Section 1.3 The world in which we operate of Chapter 1 on page 14;
•Section 1.4 Our strategy and transition ambitions of Chapter 1 on pages 15-16;
•Section 1.5 Our business of Chapter 1 on pages 17 - 23;
•Section 2.1 Operational performance of Chapter 2 on pages 36 -  50;
•The information under the sub-heading “Portfolio composition” under the heading “Financial framework ” in Section
2.2 of Chapter 2 on page 55;
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
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73;
•Nature in Section 2.3 of Chapter 2 on page 74;
•Human rights in Section 2.3 of Chapter 2 on page 75;
•Health and safety in Section 2.3 of Chapter 2 on page 76; and
•Security in Section 2.3 of Chapter 2 on page 77.
See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements.
The information about Equinor’s competitive position in the sections of the 2025 Annual Report that are incorporated by reference herein is based on several sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.
Applicable laws and regulations
Equinor operates in more than 20 countries and is committed to compliance with numerous laws and regulations globally. The first graphic in Section 1.5 Our business on page 17 in Chapter 1 and the risks set forth under the heading “Policies and legislation” in
Section 5.2 Risk factors on page 285 of Chapter 5 of the 2025 Annual Report are also incorporated herein by reference. This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and in particular in the countries of Equinor’s core activities.
Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:
•Corporate income tax regimes; and
•Production sharing agreements (PSAs)
Equinor 2025 Annual Report on Form 20-F  11
Equinor is also subject to a wide variety of laws and regulations concerning its products, operations and activities, including without limitation laws and regulations relating to health, safety and environment (HSE). Relevant laws and regulations include inter alia jurisdiction specific laws and regulations, international regulations, conventions or treaties, as well as EU directives and regulations.
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
Under the Petroleum Act, the Norwegian Ministry of Energy (“ME”) is responsible for resource management and for administering petroleum activities on the NCS. The main task of the ME is to ensure that petroleum activities are conducted in accordance with the applicable legislation, the policies adopted by the Norwegian Parliament and relevant decisions of the Norwegian State.
The State’s role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first, when the
Norwegian State acts in its capacity as majority owner of Equinor shares and, second, when the Norwegian State acts in its capacity as regulator:
•The Norwegian State’s shareholding in Equinor is managed by the Ministry of Trade, Industry and Fisheries. The Ministry will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Norwegian Parliament (the
Storting) before voting on a certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute the Norwegian State’s holding, or if such issuance would require a capital contribution from the
Norwegian State in excess of government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent Equinor from raising additional capital in this manner and could adversely affect Equinor’s ability to pursue business opportunities. The information regarding the Norwegian State’s ownership in the information set forth under the heading “Major shareholders” in Section 5.1 Shareholder information and the risks set forth in “Ownership and actions by the
Norwegian state” in Section 5.2 Risk factors of the 2025 Annual Report are also incorporated herein by reference.
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
The Petroleum Act sets out the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that the exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorised to award licences for petroleum activities as well as determine their terms. Licensees are required to submit a plan for development and
Equinor 2025 Annual Report on Form 20-F  12
operation (PDO) to the ME for approval. For fields of a certain size, the Storting has to accept the PDO before it is formally approved by the ME. Equinor is dependent on the Norwegian State for approval of its NCS exploration and development projects and its applications for production rates for individual fields.
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
The terms of the production licences are decided by the ME. Production licences are awarded to groups of companies forming a joint venture at the ME’s discretion. The members of the joint venture are jointly and severally liable to the Norwegian State for obligations arising from petroleum operations carried out under the licence. The ME decides the form of the joint operating agreements and accounting agreements. The ME uses the same standard form of joint operating agreement and accounting agreement for all licenses.
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
Interests in production licences may be transferred directly or indirectly subject to the consent of the ME and the approval of the tax treatment by the Ministry of Finance. In most licences, there are no pre-emption rights in favour of the other licensees. However, the SDFI, or the Norwegian State, as appropriate, still hold pre-emption rights in all licences.
The day-to-day management of a field is the responsibility of an operator appointed by the ME. The operator is in practice always a member of the joint venture holding the production licence, although this is not legally required. The terms of engagement of the operator are set out in the joint operating agreement.
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
A licence from the ME is also required in order to establish facilities for the transportation and utilisation of petroleum. Ownership of most facilities for the transportation and utilisation of petroleum in Norway and on the NCS is organised in the form of joint ventures. The participants’ agreements are similar to joint operating agreements for production.
Licensees are required to prepare a decommissioning plan before a production licence or a licence to establish and use facilities for the transportation and utilisation of petroleum expires or is relinquished, or the use of a facility ceases. On the basis of the decommissioning plan, the ME makes a decision as to the disposal of the facilities.
The information regarding Equinor’s activities and shares in Equinor’s production licences on the NCS, set forth under the headings “EPN at a glance” in Section 1.5 of Chapter 1 on page 19, “Liquids and gas production” in Section 2.1 of Chapter 2 on page
41 and “The future of our oil and gas portfolio” in Section 2.1 of Chapter 2 on page 43 “of the 2025 Annual Report and the tables entitled “E&P Norway  Equinor operated fields, average daily entitlement production” and “E&P Norway - Partner fields, average daily entitlement production” under the heading “Production per field” in Item 4.D of this 2025 Form 20-F are incorporated herein by reference.
On 1 July 2022, the ME decided that parts of the Norwegian Security Act would apply to Equinor. This enabled Equinor to receive and handle classified information from the authorities. In 2023, the MTIF and the ME notified that the Security Act will apply in its entirety to Equinor as an undertaking engaging in activities which are of vital importance to fundamental national functions. The
Security Act entered into force 1 January 2019 and is designed to protect national security interests. The National Security Authority supervises undertakings which are subject to the act.
Gas sales and transportation from the NCS
Equinor markets gas from the NCS on its own behalf and on the Norwegian State’s behalf. Dry gas is mainly transported through the Norwegian gas transport system (Gassled) to customers in the UK and mainland Europe, while liquified natural gas is transported by vessels to worldwide destinations.
Equinor 2025 Annual Report on Form 20-F  13
The Norwegian gas transport system, consisting of the pipelines and terminals through which licensees on the NCS transport their gas, is owned by a joint venture called Gassled. The Norwegian Petroleum Act of 29 November 1996 and the associated
Petroleum Regulation establish the basis for non- discriminatory third-party access to the Gassled transport system.
The tariffs for the use of capacity in the transport system are determined by applying a formula set out in separate tariff regulations stipulated by the MPE. The tariffs are paid for booked capacity rather than the volumes actually transported.
The information regarding MMP’s activities set forth under the headings “MMP at a glance” in Section 1.5 of Chapter 1 on page
21, “Midstream, marketing and processing” in Section 2.1 of Chapter 2 on page 39 and “Sold volumes in MMP” in Section 2.1 of
Chapter 2 on page 42 of the 2025 Annual Report is also incorporated herein by reference.
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
US
Petroleum activities in the US are extensively regulated by multiple agencies in the US federal government, and by tribal, state and local regulation. The US government directly regulates development of hydrocarbons on federal lands, in the US Gulf of America, and in other offshore areas. Different federal agencies directly regulate portions of the industry, and other general regulations related to environmental, safety, and physical controls apply to all aspects of the industry. In addition to regulation by the US federal government, any activities on US tribal lands (indigenous persons’ semi-sovereign territory) are regulated by governments and agencies in those areas. Significantly for Equinor’s US onshore interests, each individual state has its own regulations of all aspects of hydrocarbon development within its borders. A recent trend also includes local municipalities adopting their own hydrocarbon regulations.
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
that is net of costs and expenses and not reserved to the lessor through its royalty interest.
Leases typically have a primary term for a specified number of years (from one to ten years) and a conditional secondary term that is tied to the production life of the properties. If oil and gas is being produced in paying quantities at the end of the primary term,
Equinor 2025 Annual Report on Form 20-F  14
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
Brazil
In Brazil, licences are mainly awarded according to a concession regime or a production sharing regime (the latter specifically for areas within the pre-salt polygon area or strategic areas) by the Federal Government. All state-owned and private oil companies may participate in the bidding rounds provided they follow the bidding rules and meet the Brazilian National Agency of Petroleum, Natural
Gas and Biofuels (ANP)’s qualification criteria. The tender protocol issued for each bidding round contains the draft of the concession agreement or the production sharing agreement that the winners must adhere to without the possibility of negotiating its terms, i.e., all the agreements signed under a certain bidding round contain the same general provisions and only differ in the particular items presented in the offers. There is no restriction on foreign participation, provided that the foreign investor incorporates a company under Brazilian law for signing the agreement and complies with the requirements established by the ANP.
Concession Regime
In the concession regime, the concessionary company assumes the risk of investing and finding – or not finding – oil or natural gas. The winning company has ownership of the oil and gas discovery in the conceded area. Through this model of contract, the company pays and the government takes, such as the signature bonus, payment for the occupation or retention of the area (in the case of onshore blocks), royalties and, in the case of fields that produce large volumes, a special participation. The contracts are signed by the ANP on behalf of the Federal Union. In past bidding rounds the participants also had to offer a local content percentage as a firm commitment.
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
HSE regulation relevant for the Norwegian upstream oil and gas activities in Norway
Equinor’s oil and gas operations in Norway must be conducted in compliance with a reasonable standard of care, taking into consideration the safety of workers, the environment and the economic values of installations and vessels. The Petroleum Act
Equinor 2025 Annual Report on Form 20-F  15
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
In accordance with the provisions of this Act, an operator must apply for a discharge permit from relevant authorities on behalf of the licence group in order to discharge any pollutants into water. Further, the Petroleum Act states that burning of gas in flares beyond what is necessary for safety reasons to ensure normal operations is not permitted without approval from the ME. All operators on the
NCS have an obligation to, and are responsible, for establishing sufficient procedures for the monitoring and reporting of any discharge into the sea. The Norwegian Environment Agency, the Norwegian Offshore Directorate and Offshore Norge, the Norwegian
industry association, have established a joint database for reporting emissions to air and discharges to sea from petroleum activities, the Environmental Web (EW). All operators on the NCS report emission and discharge data directly into the database.
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
The Norwegian Climate Act sets legally binding targets for a low-emission society by 2050, including a minimum 55% reduction in GHG emissions by 2030 compared to 1990 levels and a long-term goal of 90–95% reduction by 2050. The government has also proposed an interim target of 70–75% by 2035. This act may influence our activities through plans and actions implemented by the state to achieve these targets. Norway’s Climate Action Plan for 2021–2030 emphasises stronger carbon pricing. For offshore oil and gas, the carbon tax is expected to rise to about NOK 2,000 per tonne CO₂ by 2030. Norway participates in the EU Emissions Trading
System (ETS), where allowance prices are projected to continue increasing, reinforcing the cost of carbon compliance.
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
HSE regulation of upstream oil and gas activities in the US
Equinor’s upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor’s assets in
Pennsylvania and West Virginia), and in the US Gulf of America.
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
Conservation and Recovery Act of 1976, which regulates hazardous and solid waste management; the Comprehensive
Environmental Response, Compensation and Liability Act of 1980, which addresses remediation of legacy disposal sites and release reporting; and the Oil Pollution Act, which provides for oil spill prevention and response.
Equinor 2025 Annual Report on Form 20-F  16
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
The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the implementation of the project and compliance measures to mitigate and control environmental impact. Equinor may be subject to fines and even licence suspension and/or cancellation in case of non-compliance with such conditions.
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
chemicals in connection with exploration, development and production of oil and natural gas is assessed as part of the environmental permitting process and the operator must apply for any discharge permit from relevant authorities on behalf of the license group in order to discharge any pollutants into the water.
Equinor 2025 Annual Report on Form 20-F  17
Natural Gas
In the natural gas midstream and downstream sectors, the Brazilian Government has enacted significant regulatory reforms to foster competition and attract private investment. The New Gas Law (Law Nº 14,134/2021), further updated by the “Gas for Jobs”
Decree (Decree nº 12,153/2024), was designed to dismantle the former state monopoly and create a more open and competitive market. These initiatives aim to stimulate private sector participation in infrastructure development and increase domestic natural gas production. The natural gas value chain—particularly transmission activities—is currently undergoing regulatory updates by the
National Agency of Petroleum, Natural Gas and Biofuels (ANP) to align with the new legal framework. Equinor must comply with these evolving regulations to operate its natural gas assets in Brazil and commercialize its production.
Aligned with the Brazilian Government’s Green Agenda, the “Fuels of the Future” Law (Law nº 14,993/2024) introduced a biomethane mandate as a key decarbonization measure for the natural gas sector. This legislation requires gas field operators to fulfill obligations established by the National Energy Policy Council (CNPE), ensuring that each operator compensates for its share of commercialized gas targets through the acquisition of biomethane volumes and/or biomethane environmental certificates.
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
The Brazilian government signed the Paris Agreement in 2015. During COP26, Brazil updated its ambition to reduce its greenhouse gas emissions by 37% until 2025 and 50% until 2030, compared to 2005 levels. Because of the desire to boost the economy and an expected growing energy demand, the focus on emissions reduction is on improved control of forests and land use and for that Brazil continues to adhere to the Forest for Deal agreement, committing to take actions to reduce illegal deforestation until
2030. The country also adheres to the Global Methane Pledge.
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
Equinor’s onshore renewables positions currently mainly consist of solar, battery and wind farms in operation and development in
US, UK, Brazil, Poland, Sweden and Denmark. The projects are mainly developed and operated by the following wholly owned subsidiaries: (i) Rio Energy in Brazil; (ii) East Point in US; (iii) Wento in Poland; and (iv) BeGreen in Denmark.
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
Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the Iranian authorities.
No payments were made to Iranian authorities during 2025.
Equinor 2025 Annual Report on Form 20-F  18
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
Investment costs in the ordinary tax base (22%) will continue to be depreciated over six years. In the special tax base, investments are written off immediately in line with the cash-flow based tax system. Projects covered by the temporary rules introduced in 2020 have had a tax uplift of 12.4% in 2025. The temporary rules apply to investments covered by field or infrastructure plans (PDOs and PIOs) submitted to the MPE after 12 May 2020 and before 1 January 2023 and approved before 1 January 2024.
The temporary rules will continue to apply until (and including) the year of planned production or project start-up according to the approved plans.
Equinor’s international petroleum activities are subject to tax pursuant to local legislation.
US
Equinor’s operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction taxes levied by the federal, state and local tax authorities, and to royalties payable to federal, state and local authorities and, in some cases, private landowners. The federal corporate income tax rate in the US is 21%, and there is an alternative 15% minimum tax on corporate book income for corporations with profits over USD 1 billion. US companies are also subject to the Base Erosion Anti-abuse
Tax (“BEAT”) which imposes tax at 10% before 2026 and 10.5% thereafter on tax deductible payments to foreign affiliates of US companies if certain conditions are met.
Brazil
Equinor operations in Brazil are generally subject to corporate income tax and social contribution  levied on taxable net income at a combined rate of 34%. In addition, there are several indirect taxes, but indirect tax rate on exports is currently set to zero.
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
A VAT system was introduced recently, to replace existing indirect taxes, at the maximum aggregated rate of 26.5%. The implementation of the new VAT will be phased into effect over the next years until 2032. During the transition period existing taxes and new VAT will coexist. The amendment also includes an excise tax on the extraction, sale or commercialization of goods and services with a “harmful effect on health or environment” of up to 1% of the market value of extracted production. This excise tax is being called “selective tax”. and the specific rate for oil & gas of the is 0.25% (zero rate for gas destined to be used as fuel or in the manufacturing process).
The new tax law in Brazil also preserves suspensions or exemptions from certain indirect taxes for importation of capital goods into Brazil, such as Repetro-Sped.
Income taxation has also been subject to recent changes.
In November 2025 a Bill of Law was approved by Congress establishing a 10% withholding income taxation on dividends distributed by local companies to non-residents, with a credit mechanism in case the total CIT payment is higher than 34%, to be effective as of January 2026.
Brazil enacted a global Global Anti-Base Erosion (GloBE) rules under the scope of Pillar 2 of the Base Erosion for Profit Shifting
(BEPS) in December 2024, which took effect on January 1, 2025. Local entities that fall within the concept of a multinational enterprise group are now subject to a top-up tax (an additional of the “social contribution on net profits”) on profits arising in Brazil whenever their effective tax rate is below a minimum limit of 15%.
Finally, the ratification of the new Brazil-Norway Convention to Avoid Double Taxation (DTT) signed in 2022 was finalized in
March 2025. The Decree that internalises the DTT has recently been approved at the House of Representatives and will be sent to the Senate. The new DTT has a text more aligned with the current OECD model tax convention. In the new DTT, Brazil expressly kept
Equinor 2025 Annual Report on Form 20-F  19
its rights to charge withholding income tax on fees from technical services, with a reduced tax rate of 10% (instead of the domestic
15%). This will impact services acquired from the Brazilian entities from Norwegian entities.
UK
The UK introduced the Energy Profits Levy (EPL) in May 2022 at 25%, increasing to 35% from January 2023. The levy applies to oil and gas profits from UK and UK Continental Shelf operations, on top of existing profit‑based taxes. From January 2023, the combined tax rate for oil and gas companies rose to 75%.
Following the UK General Election, the 30 October 2024 Budget increased the EPL rate to 38% from 1 November 2024 and extended it to 31 March 2030. The 29% Investment Allowance was removed from the same date.
During 2025, the government will consult on a post 2030 regime. The 26 November 2025 Budget announced the Oil and Gas
Price Mechanism (OGPM), replacing the EPL from 2030. The OGPM will apply a 35% tax on revenues above benchmark prices of
$90/bbl (oil) and 90p/therm (gas), with annual uplifts from April 2027. Further details will follow in 2026.
The Electricity Generator Levy (EGL), effective since 1 January 2023, remains unchanged. It imposes a 45% tax on exceptional electricity receipts above £75/MWh and expires on 31 March 2028.
The impact of the EPL will diminish from 2026 following the creation of Adura, the new joint venture between Equinor and Shell, which includes selected UK North Sea assets such as Rosebank, Mariner and Buzzard.
Disclosures regarding oil and gas operations
The 2025 Oil And Gas Reserves Report is incorporated herein by reference. See also notes 5 Segments and 7 Total revenues and other income to the Consolidated financial statements. The information set forth under the headings “Operational data”, “Sales volumes” and “Sales prices in Section 2.1 Operational performance of the 2025 Annual Report is also incorporated herein by reference.
Supplementary oil and gas information pursuant to FASB Topic 932
The following information is reported pursuant to FASB Topic 932.

Capitalised cost related to oil and gas producing activities
Consolidated companies
	At 31 December
(in USD million)	2025	2024	2023

Unproved properties	5,233	5,229	5,022
Proved properties, wells, plants and other equipment	186,996	171,332	183,316

Total capitalised cost	192,229	176,561	188,338
Accumulated depreciation, impairment and amortisation	(137,026)	(124,739)	(132,902)

Net capitalised cost	55,203	51,823	55,436
Net capitalised cost related to equity accounted investments as of 31 December 2025 was USD 5,574 million; none were recognised in 2024 or 2023. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line with the description below for result of operations for oil and gas producing activities.
Equinor 2025 Annual Report on Form 20-F  20

Expenditures incurred in oil and gas property acquisition, exploration and development activities
These expenditures include both amounts capitalised and expensed.
Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2025
Exploration expenditures	861	9	121	21	114	1,126
Development costs	5,372	70	351	1,138	1,967	8,898
Acquired proved properties	611	0	0	0	0	611
Acquired unproved properties	1	0	0	0	6	7

Total	6,845	79	472	1,159	2,087	10,642

Full year 2024
Exploration expenditures	715	13	48	150	475	1,401
Development costs	5,099	692	490	1,232	1,721	9,234
Acquired proved properties	104	5	0	2,064	0	2,173
Acquired unproved properties	101	0	18	504	32	655

Total	6,019	710	556	3,950	2,228	13,463

Full year 2023
Exploration expenditures	662	16	35	310	253	1,276
Development costs	4,864	470	509	1,084	1,279	8,206
Acquired proved properties	0	1,271	0	0	0	1,271
Acquired unproved properties	352	5	0	6	18	381

Total	5,878	1,762	544	1,400	1,550	11,134
Expenditures incurred in exploration and development activities related to equity accounted investments was USD 0 million in 2025,
USD 0 million in 2024 and USD 0 million in 2023.
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
and gains and losses from commodity-based derivatives within the upstream segments.
Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.
Equinor 2025 Annual Report on Form 20-F  21

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2025
Sales	97	14	466	94	76	747
Transfers	33,510	728	1,538	4,001	2,191	41,968
Other revenues	785	54	16	201	21	1,077

Total revenues	34,392	796	2,020	4,296	2,288	43,792

Exploration expenses	(567)	(7)	(74)	(83)	(140)	(871)
Production costs	(3,093)	(295)	(453)	(527)	(764)	(5,132)
Depreciation, amortisation and net impairment losses	(5,870)	(703)	(516)	(2,090)	(950)	(10,129)
Other expenses	(741)	(278)	35	(973)	(442)	(2,399)

Total costs	(10,271)	(1,283)	(1,008)	(3,673)	(2,296)	(18,531)

Results of operations before tax	24,121	(487)	1,012	623	(8)	25,261
Tax expense	(18,522)	(629)	(614)	(187)	417	(19,534)

Results of operations	5,599	(1,116)	398	436	409	5,727

Net income/(loss) from equity accounted investments	0	0	0	0	0	0

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2024
Sales	80	14	495	114	73	776
Transfers	33,271	1,113	2,277	3,610	2,502	42,773
Other revenues	291	6	820	233	32	1,382

Total revenues	33,642	1,133	3,592	3,957	2,607	44,931

Exploration expenses	(513)	(15)	(33)	(219)	(443)	(1,223)
Production costs	(2,867)	(306)	(455)	(495)	(759)	(4,882)
Depreciation, amortisation and net impairment losses	(4,954)	(529)	(553)	(1,607)	(983)	(8,626)
Other expenses	(745)	(185)	12	(649)	(303)	(1,870)

Total costs	(9,079)	(1,035)	(1,029)	(2,970)	(2,488)	(16,601)

Results of operations before tax	24,563	98	2,563	987	119	28,330
Tax expense	(19,013)	469	(800)	(206)	(1,099)	(20,650)

Results of operations	5,550	567	1,763	781	(980)	7,680

Net income/(loss) from equity accounted investments	0	13	0	0	0	13
Equinor 2025 Annual Report on Form 20-F  22

Consolidated companies
(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

Full year 2023
Sales	62	107	533	127	92	921
Transfers	37,892	1,121	2,242	3,954	2,646	47,855
Other revenues	387	129	57	238	76	887

Total revenues	38,341	1,357	2,832	4,319	2,814	49,663

Exploration expenses	(476)	(20)	(37)	(322)	30	(825)
Production costs	(2,898)	(250)	(482)	(494)	(593)	(4,717)
Depreciation, amortisation and net impairment losses	(5,017)	(840)	(567)	(1,489)	(1,026)	(8,939)
Other expenses	(862)	(456)	19	(691)	(446)	(2,436)

Total costs	(9,253)	(1,566)	(1,067)	(2,996)	(2,035)	(16,917)

Results of operations before tax	29,088	(209)	1,765	1,323	779	32,746
Tax expense	(22,543)	34	(961)	(358)	(106)	(23,934)

Results of operations	6,545	(175)	804	965	673	8,812

Net income/(loss) from equity accounted investments	0	(13)	0	0	41	28

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total

2025	6	28	13	4	20	7
2024	6	26	13	5	19	7
2023	6	16	12	4	15	7
Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement volumes (mboe) for the corresponding period.
Equinor 2025 Annual Report on Form 20-F  23
C.Organizational Structure
Exhibit 8 to this 2025 Form 20-F is incorporated herein by reference. The table within Exhibit 8 shows significant subsidiaries and significant equity accounted companies within the Equinor group as of 31 December 2025.
D.Property, Plant and Equipment
Equinor has interests in real estate in many countries throughout the world, including as part of certain developments and projects of Equinor or in which Equinor participates.
Equinor’s three largest office buildings are (i) its head office located at Forusbeen 50, Stavanger, Norway which comprises approximately 135,000 square meters of office space, (ii) its office building in Sandslivegen 90, Bergen, Norway which comprises approximately 105,500 square meters of office space, and (iii) its office located at Fornebu on the outskirts of Oslo, in which Equinor leases approximately 51,563 square meters of office space. All three office locations are leased by Equinor. The office building in
Bergen is owned by Sandsliveien 90 AS, a subsidiary of Equinor Pensjon.
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1.5 Our business of Chapter 1 on pages 17 - 23;
•Section 2.1 Operational performance of Chapter 2 on pages 36 -  50;
•The information under the sub-heading “Investments” under the heading “Financial Framework” in Section 2.2
Financial performance of Chapter 2 on page 55;
•The information under the sub-heading “Portfolio composition” under the heading “Financial framework ” in Section
2.2 of Chapter 2 on page 55; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
See also notes 12 Property, plant and equipment and 25 Leases to the Consolidated financial statements.
Production per field
The following tables show the regional production by field.

E&P Norway - Equinor operated fields, average daily entitlement production
Field	Geographical area	Equinor's equity interest in %		On stream	Licence expiry date	Average production in 2025 mboe/day
Johan Sverdrup	The North Sea	42.63		2019	2036-2037	310
Troll Phase 1 (Gas)	The North Sea	30.55		1996	2030	215
Oseberg	The North Sea	49.30		1988	2031	103
Gullfaks	The North Sea	51.00		1986	2036	81
Aasta Hansteen	The Norwegian Sea	51.00		2018	2041	61
Visund	The North Sea	53.20		1999	2034	57
Johan Castberg	The Barents Sea	46.30		2025	2049	51
Åsgard	The Norwegian Sea	35.01		1999	2027	48
Gina Krog	The North Sea	58.70		2017	2032	33
Snøhvit	The Barents Sea	36.79		2007	2035-2047	31
Breidablikk	The North Sea	39.00		2023	2030	30
Snorre	The North Sea	33.28		1992	2040	29
Tyrihans	The Norwegian Sea	36.32		2009	2029	24
Heidrun	The Norwegian Sea	34.44		1995	2045	22
Halten East	The Norwegian Sea	69.50		2025	2027-2042	22
Martin Linge	The North Sea	51.00		2021	2027	22
Kvitebjørn	The North Sea	39.55		2004	2031	20
Kristin	The Norwegian Sea	54.82		2005	2033	15
Fram	The North Sea	45.00		2003	2040	14
Grane	The North Sea	36.61		2003	2030	11
Statfjord Unit	The North Sea	40.17		1979	2040	10
Mikkel	The Norwegian Sea	43.97		2003	2028	9
Troll Phase 2 (Oil)	The North Sea	30.55	1)	1995	2030	8
Equinor 2025 Annual Report on Form 20-F  24

E&P Norway - Equinor operated fields, average daily entitlement production
Field	Geographical area	Equinor's equity interest in %		On stream	Licence expiry date	Average production in 2025 mboe/day
Gudrun	The North Sea	36.00		2014	2032	8
Njord	The Norwegian Sea	27.50		1997	2034	8
Valemon	The North Sea	66.78		2015	2031	7
Trestakk	The Norwegian Sea	59.10		2019	2029	7
Vigdis	The North Sea	41.50		1997	2040	7
Tordis	The North Sea	41.50		1994	2040	6
Alve	The Norwegian Sea	53.00		2009	2029	6
Sleipner West	The North Sea	58.35		1996	2028-2032	6
Svalin	The North Sea	57.00		2014	2030	4
Hyme	The Norwegian Sea	42.50		2013	2029	4
Statfjord East	The North Sea	29.25		1994	2040	3
Norne	The Norwegian Sea	39.10		1997	2036	2
Verdande	The Norwegian Sea	59.27		2025	2036-2043	2
Morvin	The Norwegian Sea	64.00		2010	2027	2
Tune	The North Sea	50.00		2002	2031-2032	2
Utgard	The North Sea	38.44		2019	2028	1
Urd	The Norwegian Sea	63.95		2005	2036	1
Statfjord North	The North Sea	17.00		1995	2040	1
Sindre	The North Sea	74.66	1)	2017	2026-2034	1
Sleipner East	The North Sea	59.60		1993	2028	1
Gungne	The North Sea	62.00		1996	2028	1
Sigyn	The North Sea	60.00		2002	2035	1
Brime	The North Sea	74.66	1)	2006	2026-2034	0
Sygna	The North Sea	28.03		2000	2040	0
Byrding	The North Sea	70.00		2017	2026-2035	0
Gimle	The North Sea	74.66	1)	2006	2026-2034	0
Fram H Nord	The North Sea	49.20		2014	2035	0

Total Equinor operated fields						1,306
1)Unitization to Brime Unit

E&P Norway - Partner operated fields, average daily entitlement production
Field	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2025 mboe/day
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2036	48
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	35
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2036	8
Goliat	The Barents Sea	35.00	Vår Energi ASA	2016	2042	8
Hanz	The North Sea	50.00	Aker BP ASA	2024	2036	3
Marulk	The Norwegian Sea	33.00	DNO Norge AS	2012	2030	2
Ærfugl Nord	The Norwegian Sea	30.00	Aker BP ASA	2021	2033	0
Enoch	The North Sea	11.78	Bridge Petroleum Limited	2007	2030	0

Total partner operated fields						103

Total E&P Norway						1,410
Equinor 2025 Annual Report on Form 20-F  25

E&P International - Average daily equity production
Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2025 mboe/day
Americas (excluding US)						108
Peregrino 60%1)	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	2040	39
Peregrino 20%1)	Brazil	20.00	Prio Tigris Ltda	2011	2040	3
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	1999	2052	24
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2015	2050	22
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HBP2)	12
Hibernia	Canada	5.00	Hibernia Management and Development Company Ltd.	1997	HBP2)	2
Hibernia Southern Extension	Canada	9.49	ExxonMobil Canada Properties	2011	HBP2)	2
Bajo del Toro	Argentina	50.00	Yacimientos Petrolíferos Fiscales S.A.	2022	2055	2
Bacalhau	Brazil	40.00	Equinor Brasil Energia Ltda.	2025	2052	1

Africa						150
Block 17	Angola	22.16	TotalEnergies E&P Angola S.A.	2001	2045	71
In Salah	Algeria	31.85	Sonatrach3)	2004	2027	26
			Eni In Salah Limited
			Equinor In Salah AS
Block 15	Angola	12.00	Esso Exploration Angola Block 15 Limited	2004	2032	22
In Amenas	Algeria	45.90	Sonatrach3)	2006	2027	13
			Eni In Amenas Limited
			Equinor In Amenas AS
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2037	10
Block 31	Angola	13.33	Azule Energy Exploration (Angola) Limited	2012	2031	7
Mabruk	Libya	12.50	Mabruk Oil Operations	1995	2043	1

Eurasia						36
Mariner4)	UK	65.11	Equinor UK Limited	2019	HBP2)	17
Buzzard4)	UK	29.89	CNOOC Petroleum Europe Limited	2007	2046	7
Adura Energy Limited4)	UK	50.00	Varies	2025	Varies	6
Statfjord Unit5)	UK	14.53	Equinor Energy AS	1979	HBP2)	4
Utgard5)	UK	38.00	Equinor Energy AS	2019	HBP2)	1
Barnacle6)	UK	100.00	Equinor UK Limited	2019	HBP2)	—

Total E&P International						293
1)At the beginning of 2025, Equinor held a 60% operated interest in the Peregrino field. On the 11th November 2025, Equinor closed the sale of the 40%
operated interest to PRIO. As a result, production is presented under both the 60% and 20% equity interests to reflect the respective periods during the year.
The remaining 20% continues to be classified as held for sale.
2)HBP (Held by Production): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.
3)The complete name for Sonatrach is Société nationale de transport et de commercialisation d’hydrocarbures.
4)In December 2025, Equinor completed the divestment of its offshore UK assets, including interests in Rosebank, Mariner and Buzzard, and received a 50%
ownership interest in Adura, a joint venture with Shell.
5)The Utgard and Statfjord Unit fields span the boundary between the Norwegian and UK continental shelves. In this table we report only volumes pertaining to the Equinor share in UKCS.
6)Actual production for Barnacle was 0.2 mboe/day.
Equinor 2025 Annual Report on Form 20-F  26

E&P USA - Average daily equity production
Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2025 mboe/day
Appalachian (APB)1)	US	Varies2)	Others3)	2008	HBP5)	305
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP5)	32
Vito	US	36.89	Shell Offshore Inc.	2023	HBP5)	25
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP5)	21
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP5)	13
Julia	US	50.00	ExxonMobil Corporation	2016	HBP5)	12
Jack	US	25.00	Chevron USA Inc.	2014	HBP5)	10
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP5)	10
Stampede	US	25.00	Hess Corporation	2018	HBP5)	7
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP5)	—
Heidelberg4)	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP5)	—

Total E&P USA						434
1)Appalachian basin contains Marcellus and Utica formations.
2)Equinor’s actual equity interest varies depending on wells and area.
3)Operators are Chesapeake Operating LLC, Southwestern Production Company, Chief Oil & Gas LLC, and several other operators.
4)Actual production for Heidelberg was 0.3 mboe/day.
5)Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease(s) pooled therewith.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion does not address certain items in respect of 2023. A discussion of such items may be found in the Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 20 March 2025.
A.Operating Results
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1.4 Our strategy and transition ambitions of Chapter 1 on pages 15-16;
•Section 1.5 Our business of Chapter 1 on pages 17 - 23;
•Section 2.1 Operational performance of Chapter 2 on pages 36 -  50;
•Financial framework in Section 2.2 of Chapter 2 on pages 54 - 55;
•The information under the sub-heading “Group” under the heading “Financial performance” in Section 2.2 of
Chapter 2 on page 58;
•Capital distribution in Section 2.2 of Chapter 2 on page 65;
•Review of cash flows in Section 2.2 of Chapter 2 on page 66;
•Debt and liquidity management in Section 2.2 of Chapter 2 on page 67,excluding the information in the second and seventh paragraphs under the sub-heading “Debt and credit rating”;
•Balance sheet and financial indicators in Section 2.2 of Chapter 2 on pages 68 - 70;
•Group outlook in Section 2.2 of Chapter 2 on page 70; and
•Progress on our Energy transition plan in Section 2.3 of Chapter 2 on pages 72 - 73.
Equinor 2025 Annual Report on Form 20-F  27
See also the information set forth under the heading “Applicable Laws and Regulations” in “Item 4―Information on the
Company―B. Business Overview” of this 2025 Form 20-F, and note 3 Climate change and energy transition to the Consolidated financial statements.
Financial Review
The following tables show the financial performance by reporting segment.

E&P Norway - Financial information
	For the year ended 31 December
(in USD million)	2025	2024	Change

Total revenues and other income	34,392	33,643	2%

Operating, selling, general and administrative expenses	(3,834)	(3,612)	6%
Depreciation, amortisation and net impairment losses	(5,870)	(4,954)	19%
Exploration expenses	(567)	(513)	11%

Net operating income/(loss)	24,121	24,564	(2%)

Additions to PP&E, intangibles and equity accounted investments	7,366	6,285	17%

	For the year ended 31 December
Operational information	2025	2024	Change

E&P Norway entitlement liquid and gas production (mboe/day)	1,410	1,386	2%
E&P Norway entitlement liquids production (mboe/day)	671	628	7%
E&P Norway entitlement gas production (mboe/day)	739	758	(2%)
Average liquids price (USD/bbl)	66.8	77.1	(13%)
Average internal gas price (USD/MMBtu)	10.70	9.47	13%
Financial Performance
E&P Norway revenues remained strong for 2025 with higher production compared to 2024, while higher gas prices were offset by lower liquids prices. Other income in 2025 was positively impacted by gain, from the sale of ownership shares in the swap transaction with Petoro of USD 491 million.
The change in ownership shares following the Petoro swap transaction, new fields on stream, cancellation costs related to the Halten electrification project and a one–off transportation cost were the main drivers of the increase in operating, selling, general and administrative expenses from 2024 to 2025. There was also a negative impact from the weakening of the USD against NOK. The cost of operations was stable, which is a result of continued cost focus across the organisation. Additionally, a significant decrease in the
Gassled removal obligation was recognised in 2025, reducing the transportation cost.
Ramp–up of new fields, field–specific investments and developments in the USD/NOK exchange rate increased depreciation, amortisation and net impairments in 2025. In addition, there was a negative impact from impairments of USD 173 million this year, compared to a less significant impairment in 2024. These effects were partially offset by increased proved reserves for several fields.
Exploration expenses increased in 2025 compared to the previous year, mainly reflecting higher expensing of well costs capitalised in earlier years and increased field–development cost. The exploration activity this year was higher, with 32 wells completed compared to 26 wells in 2024. A more successful outcome resulted in higher capitalisation, which partially offset the cost increase.
Additions to PP&E, intangibles and equity accounted investments in 2025 were influenced by the assets acquired in the swap transaction amounting to USD 1,086 million.
Equinor 2025 Annual Report on Form 20-F  28

E&P International - Financial information
	For the year ended 31 December
(in USD million)	2025	2024	Change

Total revenues and other income	5,102	7,343	(31%)

Purchases [net of inventory]	(25)	85	N/A
Operating, selling, general and administrative expenses	(2,217)	(2,123)	4%
Depreciation, amortisation and net impairment losses	(2,169)	(2,064)	5%
Exploration expenses	(222)	(496)	(55%)

Net operating income/(loss)	470	2,746	(83%)

Additions to PP&E, intangibles and equity accounted investments	8,224	3,191	>100%

	For the year ended 31 December
Operational information	2025	2024	Change

E&P International equity liquid and gas production (mboe/day)	293	340	(14%)
E&P International entitlement liquid and gas production (mboe/day)	234	261	(10%)
Production sharing agreements (PSA) effects (mboe/d)	59	79	(26%)
Average liquids price (USD/bbl)	62.0	72.0	(14%)
Financial Performance
Total revenues and other income, as well as net operating income, decreased in 2025 compared to 2024. This decrease is mainly due to lower volumes and a decline in liquid commodity prices in 2025, together with the gain on the sale of the Nigerian business in 2024.
Net operating income was further impacted by net impairment losses of USD 851 million in 2025 with no impairment in 2024. The impairment in 2025 was mainly related to assets held for sale in the UK of USD 650 million and remaining assets held for sale in
Brazil of USD 201 million.
The sale of assets in Azerbaijan and Nigeria in late 2024, along with the sale of the 40% operated interest in the Peregrino field in mid-November 2025 and variations in the over/underlift position, led to a decrease in operating expenses year–on–year. This decrease was more than offset by an increase in selling, general and administrative expenses.
The cessation of depreciation for assets classified as held for sale in the UK from late 2024 and in Brazil from the second quarter of
2025 led to a decrease in depreciation in 2025 compared to 2024.
The decrease in exploration expenses in 2025 compared to 2024 includes the effect of higher expensed well costs related to Brazil,
Canada and Argentina in the previous year.
The acquisition of shares in Adura in December 2025 is the main reason for the increase in additions to PP&E, intangibles and equity–accounted investments in 2025 compared to 2024.
Equinor 2025 Annual Report on Form 20-F  29

E&P USA - Financial information
	For the year ended 31 December
(in USD million)	2025	2024	Change

Total revenues and other income	4,296	3,957	9%

Operating, selling, general and administrative expenses	(1,477)	(1,142)	29%
Depreciation, amortisation and net impairment losses	(2,090)	(1,607)	30%
Exploration expenses	(60)	(176)	(66%)

Net operating income/(loss)	668	1,031	(35%)

Additions to PP&E, intangibles and equity accounted investments	1,199	3,862	(69%)

	For the year ended 31 December
Operational information	2025	2024	Change

E&P USA equity liquids and gas production (mboe/day)	434	341	27%
E&P USA entitlement liquid and gas production (mboe/day)	375	295	27%
Royalties (mboe/d)	59	46	29%
Average liquids price (USD/bbl)	55.7	64.5	(14%)
Average internal gas price (USD/mmbtu)	2.60	1.70	53%
Financial Performance
E&P USA Entitlement production increased due to higher output from Appalachia, driven by additional ownership interests acquired at the end of 2024 as well as increased activity levels. US offshore production remained relatively flat in 2025 compared to 2024. Higher natural gas production combined with stronger gas prices led to an increase in revenue, which was partially offset by lower liquids prices in 2025.
Operating, selling, general and administrative expenses increased primarily due to higher asset–retirement obligations resulting from updated cost estimates for a late–life offshore asset that ceased production during the third quarter of 2025. Higher production–
related costs associated with the additional working interest acquired in the Appalachia Basin also contributed to the increase of operating, selling, general and administrative expenses.
Depreciation and amortisation increased in 2025 compared to 2024, due to an increase from a change in the abandonment estimate for a late–life asset and higher production from additional working interest in Appalachia Basin. These increases were partially offset by positive year–end reserve revisions recorded in 2024.
Impairments related to property, plant and equipment amounted to USD 385 million in 2025.
Decreased exploration expenses were driven by lower exploration drilling in US offshore. In 2025, there was no exploration prospect drilling while in 2024 there was one. The prospect in 2024 was non‑commercial and was expensed accordingly.
Investments in 2025 are driven by the continued development of the Sparta project, additional wells on several US offshore assets and additional investments in Appalachia. Additions to PPE, intangible and equity accounted investments decreased in 2025 due to the two transactions with EQT in the Appalachian Basin partner-operated assets completed in 2024.
Equinor 2025 Annual Report on Form 20-F  30

MMP - Financial information
	For the year ended 31 December
(in USD million)	2025	2024	Change

Total revenues and other income	104,769	101,792	3%

Purchases [net of inventory]	(97,243)	(92,789)	5%
Operating, selling, general and administrative expenses	(5,190)	(4,919)	6%
Depreciation, amortisation and net impairment losses	(636)	(757)	(16%)

Net operating income/(loss)	1,700	3,326	(49%)

Additions to PP&E, intangibles and equity accounted investments	1,142	953	20%

	For the year ended 31 December
Operational information MMP	2025	2024	Change

Liquid sales volume (mmbbl)	1,106.3	1,008.8	10%
Natural gas sales Equinor (bcm)	67.4	63.6	6%
Natural gas entitlement sales Equinor (bcm)	56.6	53.2	6%
Power generation (TWh) Equinor share	1.98	1.98	—%
Realised piped gas price Europe (USD/MMBtu)	12.20	11.03	11%
Realised piped gas price US (USD/MMBtu)	3.07	2.00	54%
Financial performance
Total revenues and other income slightly increased from 2024 to 2025 due to higher sales of gas and liquids combined with higher gas prices in Europe and North America, partially offset by lower crude prices.
Purchases [net of inventory] increased from 2024 to 2025 mostly explained by increased liquids and gas sales.
The increase in operating expenses and selling, general and administrative expenses from 2024 to 2025 was mainly due to higher transportation costs, which was partially offset by lower operating plant cost and reduced activity in low carbon projects.
Current year result is driven by Gas and Power, primarily explained by optimisation of piped gas trading in Europe, LNG trading and a favourable outcome of a price review. Crude, Products and Liquids contributed mainly through trading of crude and products. Net operating income includes the net effect of fair–value changes in derivatives and storages, changes in onerous provisions, operational storage value and net impairments. During 2025, net operating income included losses related to fair–value changes in commodity derivatives of USD 49 million, in contrast to USD 421 million in gains in the previous year.
Depreciation, amortisation and impairments decreased from 2024 to 2025, driven by impairment reversal of refinery assets during the current year. The main driver for the increase in additions to PPE from 2024 to 2025 was higher investment in projects related to onshore plants.
Equinor 2025 Annual Report on Form 20-F  31

REN - Financial information
	For the year ended 31 December
(in USD million)	2025	2024	Change

Revenues third party, other revenue and other income	93	216	(57%)
Net income/(loss) from equity accounted investments	99	100	(2%)

Total revenues and other income	192	317	(39%)

Operating, selling, general and administrative expenses	(396)	(687)	(42%)
Depreciation, amortisation and net impairment losses	(1,403)	(306)	>100%

Net operating income/(loss)	(1,607)	(676)	>(100%)

Additions to PP&E, intangibles and equity accounted investments	2,837	2,153	32%

	For the year ended 31 December
Operational information	2025	2024	Change

Renewables power generation (TWh) Equinor share	3,504	2,802	25%
Financial Performance
The decrease in total revenues and other income for the full year of 2025 was due to a fair–value adjustment related to contingent consideration impacting the 2024 result. Revenues from operated activities, including net income/(loss) from equity–accounted investments, remained broadly stable.
Operating expenses for the full year of 2025 decreased compared to the previous year, reflecting lower activity levels from ongoing development projects and decreased business–development expenditures. The decrease reflects a disciplined focus on operational priorities and cost reduction efforts in accordance with our strategic objectives and current market conditions.
The net operating loss of USD 1.6 billion for the full year of 2025 included the effect of USD 1.4 billion in impairment losses mainly related to Empire Wind/SBMT and early–phase project rights within onshore markets.
Net operating loss for the full year of 2024 included the effects of an impairment of USD 400 million mainly related to early phase project rights within onshore markets and related to Equinor’s offshore wind projects in the US.
Offshore wind projects and investments in the US drove the increase in additions to PP&E, intangibles and equity accounted investments compared to 2024, partially offset by impairment losses mainly related to Empire Wind.
Equinor 2025 Annual Report on Form 20-F  32
B.Liquidity and Capital Resources
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•The information under the sub-heading “Investments” under the heading “Financial Framework” in Section 2.2
Financial performance of Chapter 2 on page 55;
•Capital distribution in Section 2.2 of Chapter 2 on page 65;
•Review of cash flows in Section 2.2 of Chapter 2 on page 66;
•Debt and liquidity management in Section 2.2 of Chapter 2 on page 67, excluding the information in the second and seventh paragraphs under the sub-heading “Debt and credit rating”; and
•Balance sheet and financial indicators in Section 2.2 of Chapter 2 on pages 68 - 70.
Any credit rating referred to in this 2025 Form 20-F is not a recommendation to buy, hold or sell any of our or our subsidiaries’
securities. Credit ratings may be changed, suspended or withdrawn at any time, and each rating should be evaluated independently of any other rating.
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

Principal contractual obligations
	As at 31 December 2025
	Payment due by period1)
(in USD million)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Undiscounted non-current finance debt- principal and interest2)	3,086	7,222	4,847	19,296	34,450
Undiscounted leases3)	1,285	1,161	447	1,140	4,033
Nominal minimum other long-term commitments4)	2,609	4,581	2,341	6,513	16,044

Total contractual obligations	6,980	12,964	7,635	26,949	54,527

1)''Less than 1 year'' represents 2026; ''1-3 years'' represents 2027 and 2028, ''3-5 years'' represents 2029 and 2030, while ''More than 5 years'' includes amounts for later periods.
2)See note 21 Finance debt to the Consolidated financial statements. The main differences between the table and the note relate to interest.
3)See note 4 Financial risk and capital management to the Consolidated financial statements.
4)Nominal minimum other long‑term commitments comprise lease commitments not yet commenced, non‑lease components, and other long‑term commitments. Lease commitments and other long‑term commitments are further described in note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Equinor had contractual commitments of USD 10,438 million at 31 December 2025. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.
Equinor’s projected pension benefit obligation was USD 8,204 million, and the fair value of plan assets amounted to USD
5,522 million as of 31 December 2025. The company’s payments regarding these benefit plans are mainly related to employees in
Norway. See note 22 Pensions to the Consolidated financial statements for more information.
Equinor 2025 Annual Report on Form 20-F  33
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
As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with
Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2025 is
USD 23,338 million, all of which is either guaranteed by Equinor Energy AS (USD 21,782 million), or for which Equinor Energy AS is co-obligor (USD 1,556 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-obligor or guarantor.
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
In addition, Equinor US Capital LLC is a wholly owned indirect subsidiary of Equinor ASA and a finance subsidiary. Any US registered debt securities issued by Equinor US Capital LLC will be fully and unconditionally guaranteed by Equinor ASA and Equinor Energy
AS. Equinor Energy AS' guarantees in respect of US registered debt securities issued by Equinor US Capital LLC will be subject to release in the same circumstances as its guarantees of US registered debt securities issued by Equinor ASA. Equinor US Capital LLC has not issued any debt securities as of 31 December 2025
Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.
The following summarised financial information for the year ended 31 December 2025 provides financial information about Equinor
ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between
Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated. Currency loss on transactions between Equinor ASA and Equinor Energy AS of USD 1,624 million is included in financial items in accordance with the IFRS
Accounting Standards group principles and are included in external items in the Condensed profit and loss statement.
Intercompany balances and transactions between the co-obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and include transactions with the Norwegian State's and the Norwegian State’s share of dividend declared but not paid.
The combined summarized financial information is prepared in accordance with Equinor's IFRS Accounting Standards policies as described in note 2 Accounting policies to the Consolidated financial statements.
Equinor 2025 Annual Report on Form 20-F  34

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS
(unaudited, in USD millions)	Full year 2025

Revenues and other income	82,073
External	80,439
Non-guarantor subsidiaries	1,461
Related parties	173

Operating expenses	(57,620)
External (incl depreciation)	(34,795)
Non-guarantor subsidiaries	(12,524)
Related parties	(10,301)

Net operating income	24,453

Net financial items	(127)
External	(853)
Non-guarantor subsidiaries	726
Related parties	0

Income before tax	24,326

Income tax	(19,283)

Net income	5,043

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY AS
At 31 December
(unaudited, in USD millions)	2025

Non-current assets	50,131
External	40,562
Non-guarantor subsidiaries	9,517
Related parties	51

Current assets	30,778
External	29,531
Non-guarantor subsidiaries	1,171
Related parties	76

Non-current liabilities	51,616
External	51,121
Non-guarantor subsidiaries	129
Related parties	366

Current liabilities	36,928
External	22,868
Non-guarantor subsidiaries	12,771
Related parties	1,289
Equinor 2025 Annual Report on Form 20-F  35
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
d)Cash flow from operations after taxes paid (CFFO after taxes paid)
e)Net cash flow before capital distribution and net cash flow
f)Adjusted operating income and adjusted operating income after tax
g)Adjusted net income
h)Adjusted earnings per share (Adjusted EPS)
a) Net debt to capital employed ratio
In Equinor’s view, net debt ratios provide a more informative picture of Equinor’s financial strength than gross interest-bearing financial debt.
Three different net debt to capital ratios are provided below: 1) net debt to capital employed, 2) net debt to capital employed ratio adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.
These calculations are based on 1) Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet
2) Net interest-bearing debt before adjustments, which excludes cash, cash equivalents and current financial investments from gross interest-bearing debt, and 3) net interest-bearing debt adjusted, including lease liabilities which adjusts the above measure for other interest-bearing elements.
The following adjustments are made in calculating the net debt to capital employed ratio adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor’s view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital employed ratio adjusted.
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
with reasonable certainty.
The accompanying table details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.
Equinor 2025 Annual Report on Form 20-F  36

Calculation of capital employed and net debt to capital employed ratio		For the year ended 31 December
(in USD million)		2025	2024

Shareholders' equity		40,424	42,342
Non-controlling interests		74	38

Total equity	A	40,497	42,380

Current finance debt and lease liabilities		5,237	8,472
Non-current finance debt and lease liabilities		25,984	21,622

Gross interest-bearing debt	B	31,222	30,094

Cash and cash equivalents1)		5,036	5,903
Current financial investments		14,297	15,335

Cash and cash equivalents and current financial investment1)	C	19,333	21,238

Net interest-bearing debt before adjustments1)	B1 = B-C	11,888	8,856

Other interest-bearing elements 1)2)		288	366

Net interest-bearing debt adjusted, including lease liabilities3)	B2	12,176	9,221

Lease liabilities		3,412	3,510

Net interest-bearing debt adjusted3)	B3	8,765	5,711

Calculation of capital employed:
Capital employed1)	A+B1	52,386	51,235
Capital employed adjusted, including lease liabilities	A+B2	52,674	51,601
Capital employed adjusted	A+B3	49,262	48,091

Calculated net debt to capital employed
Net debt to capital employed1)	(B1)/(A+B1)	22.7%	17.3%
Net debt to capital employed ratio adjusted, including lease liabilities	(B2)/(A+B2)	23.1%	17.9%
Net debt to capital employed ratio adjusted	(B3)/(A+B3)	17.8%	11.9%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see Note 2. Accounting policies.
2) Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.
3) Under the new tax payment regime in Norway effective from August 2025, tax payments will be more evenly distributed across all four quarters. Therefore, the previous adjustments for tax normalisation have been discontinued with effect from the third quarter of 2025 without restatement of comparative periods. Under the previous tax regime, net interest-bearing debt adjusted including lease liabilities* and net interest-bearing debt adjusted* included adjustments to exclude
50% of the cash build-up ahead of tax payments on 1 April and 1 October.

Line items impacted by change in accounting policy		At 31 December 2024
(in USD million)		As reported	Restated	Impact
Cash and cash equivalents		8,120	5,903	(2,217)
Cash and cash equivalents and current financial investment	C	23,455	21,238	(2,217)
Net interest-bearing debt before adjustments	B1 = B - C	6,638	8,856	2,217
Other interest-bearing elements		2,583	366	(2,217)
Capital employed	A + B1	49,018	51,235	2,217
Net debt to capital employed	(B1) / (A+B1)	13.5%	17.3%	3.7%
Equinor 2025 Annual Report on Form 20-F  37
b) Return on average capital employed (ROACE)
Return on average capital employed (ROACE) is the ratio of adjusted operating income after tax to the average capital employed adjusted. The reconciliation for adjusted operating income after tax is presented in section f). Average capital employed adjusted refers to the average of the capital employed adjusted values as of 31 December for both the current and the preceding year, as presented under the heading Calculation of capital employed in section a).
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
Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from IFRS Accounting Standards measures used to determine ROACE cannot be predicted with reasonable certainty.

Calculated ROACE based on Adjusted operating income after tax and capital employed adjusted		31 December
(in USD millions, except percentages)		2025	2024

Adjusted operating income/(loss) after tax	A	7,043	9,062

Average capital employed adjusted	B	48,677	43,991

Calculated ROACE based on Adjusted operating income after tax and capital employed adjusted	A/B	14.5%	20.6%

Calculated ROACE based on IFRS Accounting Standards		31 December
(in USD millions, except percentages)		2025	2024

Net income/(loss)	A	5,058	8,829

Average total equity	1	41,439	45,440

Average current finance debt and lease liabilities		6,855	7,874
Average non-current finance debt and lease liabilities		23,803	23,071
Average cash and cash equivalents1)		(5,469)	(6,986)
Average current financial investments		(14,816)	(22,279)
Average net-interest bearing debt	2	10,372	1,679

Average capital employed1)	B = 1+2	51,811	47,119

Calculated ROACE based on Net income/loss and capital employed	A/B	9.8%	18.7%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see Note 2. Accounting policies.

Equinor 2025 Annual Report on Form 20-F  38

Line items impacted by change in accounting policy	At 31 December 2024
(in USD million)	As reported	Restated	Impact
Average cash and cash equivalents	(8,881)	(6,986)	1,894
Average net-interest bearing debt	(215)	1,679	1,894
Average capital employed	45,225	47,119	1,894
Calculated ROACE based on Net income/loss and capital employed	19.5%	18.7%	(0.8)%
c) Organic capital expenditures
Capital expenditures is defined as Additions to PP&E, intangibles and equity accounted investments, which excludes assets held for sale, as presented in note 5 Segments to the consolidated financial statements. Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns.
Equinor believes this measure gives stakeholders relevant information to understand the company’s investments in maintaining and developing its assets.
Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS
Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Calculation of organic capital expenditures	Total Group
(in USD billions)	2025	2024

Additions to PP&E, intangibles and equity accounted investments	20.9	16.7
Less:
Acquisition-related additions1)	6.9	3.4
Right of use asset additions	0.9	1.2
Organic capital expenditures	13.1	12.1
1) 2025 number includes the addition of Adura as an equity accounted investment (USD 5.6 billion).
d) Cash flows from operations after taxes paid (CFFO after taxes paid)
Cash flows from operations after taxes paid represents, and is used by management to evaluate, cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.
The table below provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS
Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Cash flow from operations after taxes paid (CFFO after taxes paid)
(in USD million)	2025	2024

Cash flows provided by operating activities before taxes paid and working capital items1)	38,439	37,838
Taxes paid	(20,460)	(20,592)
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	17,980	17,246
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see Note 2. Accounting policies.

Equinor 2025 Annual Report on Form 20-F  39

Line items impacted by change in accounting policy	Full year 2024
(in USD million)	As reported	Restated	Impact
Cash flows provided by operating activities before taxes paid and working capital items	38,483	37,838	(645)
Cash flow from operations after taxes paid (CFFO after taxes paid)	17,892	17,246	(645)
e) Net cash flow before capital distribution and net cash flow
Net cash flow before capital distribution represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. Net cash flow before capital distribution is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow before capital distribution is limited and does not represent residual cash flows available for discretionary expenditures. The table below provides a reconciliation of Net cash flow before capital distribution to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates
Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures.
The table below reconciles Net cash flow before capital distribution and Net cash flow with its most directly comparable IFRS
Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Net cash flow before capital distribution and net cash flow
(in USD million)	2025	2024

Cash flows provided by operating activities before taxes paid and working capital items1)	38,439	37,838
Taxes paid	(20,460)	(20,592)
Cash used/received in business combinations	(26)	(1,710)
Capital expenditures and investments	(13,994)	(12,177)
Net (increase)/decrease in strategic non-current financial investments2)	(943.6)	(2,468)
(Increase)/decrease in other interest-bearing items	114	(623)
Proceeds from sale of assets and businesses	2,456	1,470
Net cash flow before capital distribution1)	5,587	1,739
Dividends paid	(4,791)	(8,578)
Share buy-back	(5,916)	(6,013)
Net cash flow1)	(5,120)	(12,851)
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see Note 2. Accounting policies.
2) This line item includes the initial acquisition of 10 per cent of the shares in Ørsted A/S in the fourth quarter 2024, in addition to the rights subscription in the fourth quarter 2025.

Line items impacted by change in accounting policy	Full year 2024
(in USD million)	As reported	Restated	Impact
Cash flows provided by operating activities before taxes paid and working capital items	38,483	37,838	(645)
Net cash flow before capital distribution	2,385	1,739	(645)
Net cash flow	(12,206)	(12,851)	(645)
Equinor 2025 Annual Report on Form 20-F  40
f) Adjusted operating income and Adjusted operating income after tax
Adjusted operating income is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor’s underlying operational performance and facilitates comparison of operational trends between periods.
Adjusted operating income after tax equals adjusted operating income/(loss) less tax on adjusted operating income. Tax on adjusted operating income is computed by adjusting the income tax for tax effects of adjustments made in calculating adjusted operating income. The tax rate applied is the tax rate applicable to each adjusting item and tax regime, adjusted for certain foreign currency effects as well as effects of specific changes to deferred tax assets. Management believes adjusted operating income after tax provides an indication of Equinor’s underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Tax on adjusted operating income should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.
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
assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.
Equinor 2025 Annual Report on Form 20-F  41
Adjustments made to arrive at adjusted operating income and adjusted net income listed below are similarly applied to net income/
(loss) from equity accounted investments when relevant.

Items impacting net operating income/(loss) in the full year of 2025 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	25,352	24,121	470	668	1,700	(1,614)	8

Total revenues and other income	106,462	34,392	5,102	4,296	104,769	192	(42,290)
Adjusting items	(426)	(491)	(40)	—	76	29	—
Changes in fair value of derivatives	49	—	—	—	49	—	—
Gain/loss on sale of assets	(465)	(491)	9	—	(1)	18	—
Periodisation of inventory hedging effect	6	—	—	—	6	—	—
Provisions	(8)	—	—	—	—	(8)	—
Adjusted total revenues and other income	106,036	33,901	5,062	4,296	104,845	221	(42,290)

Purchases [net of inventory variation]	(55,164)	—	(25)	—	(97,243)	(8)	42,112
Adjusting items	(162)	—	—	—	65	—	(227)
Eliminations	(227)	—	—	—	—	—	(227)
Operational storage effects	65	—	—	—	65	—	—
Provisions	—	—	—	—	—	—	—
Adjusted purchases [net of inventory variation]	(55,326)	—	(25)	—	(97,178)	(8)	41,885

Operating and administrative expenses	(12,778)	(3,834)	(2,217)	(1,477)	(5,190)	(396)	337
Adjusting items	309	—	289	—	6	14	—
Gain/loss on sale of assets	297	—	289	—	—	9	—
Other adjustments	6	—	—	—	—	6	—
Provisions	6	—	—	—	6	—	—
Adjusted operating and administrative expenses	(12,469)	(3,834)	(1,928)	(1,477)	(5,184)	(382)	337
Depreciation, amortisation and net impairments	(12,318)	(5,870)	(2,169)	(2,090)	(636)	(1,403)	(151)
Adjusting items	2,482	173	851	385	(283)	1,356	—
Impairment	2,777	173	851	385	15	1,354	—
Reversal of impairment	(299)	—	—	—	(299)	—	—
Adjusted depreciation, amortisation and net impairments	(9,837)	(5,697)	(1,318)	(1,705)	(919)	(46)	(151)

Exploration expenses	(849)	(567)	(222)	(60)	—	—	—
Adjusting items	36	—	—	36	—	—	—
Adjusted exploration expenses	(813)	(567)	(222)	(24)	—	—	—

Sum of adjusting items	2,239	(318)	1,100	421	(137)	1,400	(227)
Adjusted operating income/(loss)	27,591	23,803	1,569	1,089	1,563	(214)	(219)
Tax on adjusted operating income	(20,549)	(18,522)	(821)	(292)	(1,003)	51	38
Adjusted operating income/(loss) after tax	7,043	5,280	749	797	561	(163)	(181)
Equinor 2025 Annual Report on Form 20-F  42

Items impacting net operating income/(loss) in the full year of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	30,927	24,564	2,746	1,031	3,326	(676)	(64)

Total revenues and other income	103,774	33,643	7,343	3,957	101,792	317	(43,277)
Adjusting items	(1,512)	—	(805)	—	(583)	(124)	—
Changes in fair value of derivatives	(421)	—	—	—	(421)	—	—
Gain/loss on sale of assets	(941)	—	(805)	—	(135)	—	—
Impairment	—	—	—	—	—	—	—
Other adjustments	—	—	—	—	—	—	—
Periodisation of inventory hedging effect	(26)	—	—	—	(26)	—	—
Adjusted total revenues and other income	102,262	33,643	6,538	3,957	101,209	193	(43,277)

Purchases [net of inventory variation]	(50,040)	—	85	—	(92,789)	—	42,664
Adjusting items	16	—	—	—	12	—	4
Eliminations	4	—	—	—	—	—	4
Operational storage effects	17	—	—	—	17	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(50,024)	—	85	—	(92,777)	—	42,668

Operating and administrative expenses	(11,786)	(3,612)	(2,123)	(1,142)	(4,919)	(687)	697
Adjusting items	296	—	84	—	48	163	—
Gain/loss on sale of assets	232	—	84	—	—	147	—
Other adjustments	16	—	—	—	—	16	—
Provisions	48	—	—	—	48	—	—
Adjusted operating and administrative expenses	(11,491)	(3,612)	(2,038)	(1,142)	(4,871)	(524)	697
Depreciation, amortisation and net impairments	(9,835)	(4,954)	(2,064)	(1,607)	(757)	(306)	(148)
Adjusting items	70	—	—	—	(191)	261	—
Impairment	261	—	—	—	—	261	—
Reversal of impairment	(191)	—	—	—	(191)	—	—
Adjusted depreciation, amortisation and net impairments	(9,765)	(4,954)	(2,064)	(1,607)	(949)	(44)	(148)
Exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	—
Adjusted exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—

Sum of adjusting items	(1,130)	—	(721)	—	(714)	301	4
Adjusted operating income/(loss)	29,798	24,564	2,025	1,031	2,612	(375)	(60)
Tax on adjusted operating income	(20,736)	(19,013)	(425)	(224)	(1,174)	50	50
Adjusted operating income/(loss) after tax	9,062	5,551	1,600	807	1,438	(325)	(10)
Equinor 2025 Annual Report on Form 20-F  43
g) Adjusted net income
Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor’s underlying financial performance by also including net financial items and the associated tax effects.This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items and related tax effects, as well as certain adjustments to income tax, as described below. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
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
h) Adjusted earnings per share
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
The non-GAAP financial measures presented in section g) above and this section h) are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables below reconcile the above non-GAAP measures to the most directly comparable IFRS Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-
GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.

		For the year ended 31 December
(in USD million)		2025	2024
Net operating income/(loss)	A	25,352	30,927
Income tax	B1	20,030	22,157
Tax on net financial items	B2	(135)	(107)
Equinor 2025 Annual Report on Form 20-F  44

Income tax less tax on net financial items	B = B1 - B2	20,164	22,264
Net operating income after tax	C = A - B	5,188	8,663
Items impacting net operating income/(loss)	D	2,239	(1,130)
Tax on items impacting net operating income/(loss)	E	(384)	1,529
Adjusted operating income after tax	F = C+D+E	7,043	9,062
Net financial items	G	(265)	58
Tax on net financial items	H	135	107
Net income/(loss)	I = C+G+H	5,058	8,829

		For the year ended 31 December
in USD millions		2025	2024
Net operating income/(loss)		25,352	30,927
Items impacting net operating income/(loss)	A	2,239	(1,130)
Adjusted operating income	B	27,591	29,798
Net financial items		(265)	58
Adjusting items	C	(533)	134
Changes in fair value of financial derivatives used to hedge interest bearing instruments		(245)	(46)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		(288)	179
Adjusted net financial items	D	(798)	192
Income tax	E	(20,030)	(22,157)
Tax effect on adjusting items	F	(330)	1,344
Adjusted net income	G = B + D + E + F	6,434	9,177
Less:
Adjusting items	H = A + C	1,706	(996)
Tax effect on adjusting items		(330)	1,344
Net income/(loss)		5,058	8,829
Attributable to shareholders of the company	I	5,043	8,806
Attributable to non-controlling interests	J	15	23
Adjusted net income attributable to shareholders of the company	K = G - J	6,418	9,154
Weighted average number of ordinary shares outstanding (in millions)	L	2,593	2,821
Basic earnings per share (in USD)	M = I/L	1.94	3.12
Adjusted earnings per share (in USD)	N = K/L	2.47	3.24
Equinor 2025 Annual Report on Form 20-F  45
C.Research and Development, Patents and Licences, etc.
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•TDI at a glance in Section 1.5 of Chapter 1 on page 23; and
•Section 2.4. Fuelling innovation of Chapter 2 on pages 79 - 80.
See also notes 9 Auditor’s remuneration and Research and development expenditures and 12 Property, plant and equipment to the Consolidated financial statements.
D.Trend Information
The information set forth in Section 1.3 The world in which we operate of Chapter 1 and under the heading “Our market perspective” in Section 2.2 Financial performance of Chapter 2 on pages 56 - 57 of the 2025 Annual Report is incorporated herein by reference. See also “Item 5. Operating and Financial Review―A. Operating Results” of this 2025 Form 20-F.
E.Critical Accounting Estimates
Not Applicable.
Equinor 2025 Annual Report on Form 20-F  46
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Members of Equinor’s board of directors as of 31 December 2025:
Jon Erik Reinhardsen
Position: Chair of the Board and chair of the Compensation and Executive Development Committee
Term of office: Chair of the Board of Equinor ASA since 1 September 2017. Up for election in 2026.
Year of birth: 1956
Independent: Yes
Other directorships:
Listed companies: Member of the Board of Oceaneering International, Inc.
Non-listed companies: Chair of the Board of SmartOcean AS. Member of the board of  Fire Security AS and Snowball Software
Group AS.
Number of shares in Equinor ASA: 4,584 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Reinhardsen is a part-time senior advisor with BearingPoint Capital, Oxidane Venture AS and Climentum Capitol.
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
Term of office: Deputy chair of the Board of Equinor ASA since 1 July 2022 and board member since 1 July 2018. Up for election in 2026.
Year of birth: 1956.
Independent: Yes.
Other directorships:
Listed company: Senior Independent Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA: 1,100 (as of 31 December 2025)
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
Finn Bjørn Ruyter
Position: Member of the Board, chair of the Board's Safety, Sustainability and Ethics Committee and member of the
Board’sAudit Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2019. Up for election in 2026.
Year of birth: 1964
Independent: Yes
Other directorships:
Listed companies: Chair of the Board of Sentia ASA
Non-listed companies: Board member of Cegal in addition to several companies fully or partly owned by Hafslund.
Number of shares in Equinor ASA: 620 (as of 31 December 2025)
Loans from Equinor ASA: None
Equinor 2025 Annual Report on Form 20-F  47
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
Haakon Bruun-Hansen
Position: Member of the Board, the Board's Audit Committee and the Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 12 December 2022. Up for election in 2026.
Year of birth: 1960
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA: None (as of 31 December 2025)
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
Term of office: Member of the Board of Equinor ASA since 1 April 2024. Up for election in 2026.
Year of birth: 1961
Independent: Yes
Other directorships:
Non-listed companies: Chair of the board of Actis EU Management SARL
Number of shares in Equinor ASA: None (as of 31 December 2025)
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
Fernanda Lopes Larsen
Position: Member of the Board of Equinor ASA and the Board's Audit Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2024. Up for election in 2026.
Year of birth: 1974
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA: None (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Fernanda Lopes Larsen has served as Executive Vice President of Yara Africa & Asia Pacific in Yara International
since October 2020. She has held senior positions roles in Yara, including Senior Vice President of Indirect Procurement between December 2016 and October 2020. She has been with Yara since 2012 and held roles as Head of Logistics
Procurement Europe in Supply Chain and Central Category Manager roles in Production. Prior to joining Yara Ms. Lopes Larsen held manufacturing and supply chain positions in the fast-moving consumer goods (FMCG) industry with Procter & Gamble
Equinor 2025 Annual Report on Form 20-F  48
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
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Lopes Larsen is a Brazilian and British citizen and resident in Norway.
Dawn Summers
Position: Member of the Board, the Board's Audit Committee and the Board's Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 September 2025. Up for election in 2026.
Year of birth: 1973
Independent: Yes
Other directorships: None
Number of shares in Equinor ASA: None (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Dawn Summers served as Interim Chief Operating Officer at Harbour Energy from 2024 - 2025. In this position, she was responsible for ensuring business continuity and smooth operations integration following Harbour Energy’s acquisition of
Wintershall Dea, where she was as Chief Operating Officer and board member from 2020-2024. In this role, she was responsible for safe business delivery and also led efforts to develop early-stage carbon capture and storage (CCS) and hydrogen projects.
Before this, Summers held COO roles at Beach Energy from 2018-2020 and Origin Energy from 2016-2018. She was executive
Head of HSE, Operations & Developments with General Energy from 2013-2015 and has held several positions with BP plc from
1995-2013. Summers has more than 30 years extensive international experience within the energy industry in safety &
operational leadership as well as corporate transformation, sustainability and crisis management expertise across UK, Europe,
Latin America, Middle East, North Africa, and Asia-Pacific. She is also active in European energy policy. As former Chair of the
European Board of the International Association of Oil & Gas Producers (IOGP), she led strategic engagement with EU institutions on energy transition policy and energy security. She also served as President of GasNaturally, promoting secure and pragmatic approaches to climate resilience across the gas value chain. Summers is a strong advocate for diversity and inclusion in the energy sector and committed to mentoring the next generation of women leaders in STEM fields.
Education: Bachelor of Engineering (with Honours) in Chemical Engineering from Edinburgh University and Executive
Operations Leadership from MIT Sloan School of Management in Massachusetts, USA.
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Summers is a British citizen, and resident in Australia.
Jarle Roth
Position: Member of the Board and member of the Compensation and Executive Development Committee
Term of office: Member of the Board of Equinor ASA since 1 December 2025. Up for election in 2026.
Year of birth: 1960
Independent: Yes
Other directorships:
Listed companies: Chair of the Board of Storebrand ASA.
Non-listed companies: Chair of the Board of Hafslund AS, member of the board of Norfund and Umoe
Number of shares in Equinor ASA: 6,700 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience:Jarle Roth is an independent advisor. Roth has held CEO roles in multiple Norwegian companies, including at
Eksportkreditt Norge AS, Arendals Fossekompani ASA, Umoe Group, Schat-Harding and Unitor ASA. His career spans across industrial investment management, change management, energy transition initiatives, financing of Norwegian export industries and global shipping services. He has extensive experience from major listed companies. His boardroom experience includes governance, risk management, strategy, M&A, and sustainability. Internationally, Roth has led and integrated businesses with activities within Europe, Americas and Asia. Roth has previously served as chair of the Equinor Nomination Committee and
Corporate Assembly.
Education: Roth has a MSc of Finance and Business Administration (“siviløkonom”) from the Norwegian School of Economics
(NHH).
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Roth is a Norwegian citizen, and resident in Norway.
Equinor 2025 Annual Report on Form 20-F  49
Hilde Møllerstad
Position: Employee representative member of the Board and member of the Board's Audit Committee.
Term of office: Member of the Board of Directors of Equinor ASA since 1 July 2019. Up for election in 2027.
Year of birth: 1966
Independent: No
Other board directorships: None
Number of shares in Equinor ASA: 5,408 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in
Exploration & Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from 2013 - 2019 and was a board member of Tekna Private from 2012 - 2017, Tekna Ethics Counsel from 2019 - 2024 and she has had several trust offices in Tekna Equinor since 1993.
Education: Chartered engineer from NTNU (Norwegian University of Science and Technology) and Project Management
Essential (PME) from BI/NTNU (Norwegian Business School BI/ Norwegian University of Science and Technology).
Family relations: No family relationships to other board members, members of the Corporate Executive Committee or the
Corporate Assembly.
Other matters: Møllerstad is a Norwegian citizen and resident in Norway
Frank Indreland Gundersen
Position: Employee representative member of the Board, member of the Safety, Sustainability and Ethics Committee and
member of the Board's Compensation and Executive Development Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2025. Up for election in 2027.
Year of birth: 1990
Independent: No
Other directorships: None
Number of shares in Equinor ASA: 379 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Gundersen is a full-time employee representative as union leader of Styrke Equinor. He was a member of the
Corporate Assembly from 2023 - 2025. He has previously worked as discipline responsible offshore.
Education: Gundersen has a craft certificate as a process/chemistry worker.
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or members of the Corporate Assembly.
Other matters: Gundersen is a Norwegian citizen, and resident in Norway.
Geir Leon Vadheim
Position: Employee representative member of the Board and member of the Safety, Sustainability and Ethics Committee.
Term of office: Member of the Board of Equinor ASA since 1 July 2025. Up for election in 2027.
Year of birth: 1962
Independent: No
Other directorships: None
Number of shares in Equinor ASA: 4,480 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Vadheim has been employed with Equinor since 1989 and works as a Leading Engineer in fiscal metering of oil and gas. He has previously held various positions in automation and has participated in projects in Norway and internationally.
Vadheim was a member of the board of directors of Equinor pension from 2013 - 2017 and from 2017 - 2025 as a deputy member. Since 2022 he has been business group leader for NITO Equinor in Bergen and main union representative in EPN.
Vadheim has also been a customer representative in the Gjensidige Foundation since 2017.
Education: Bachelor, Electrical & Automation from Østfold University College (ØHI).
Family relations: No family relations to other members of the Board, members of the Corporate Executive Committee or members of the Corporate Assembly.
Other matters: Vadheim is a Norwegian citizen, and resident in Norway.
Equinor 2025 Annual Report on Form 20-F  50
Members of Equinor's corporate executive committee as of 31 December 2025:
Anders Opedal
Position: President and Chief Executive Officer (CEO) since 2 November 2020
Year of birth: 1968
External offices: None
Number of shares in Equinor ASA: 73,759 (as of 31 December 2025)
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
Torgrim Reitan
Position: Executive Vice President and Chief Financial Officer since 6 October 2022
Year of birth: 1969
External offices: None
Number of shares in Equinor ASA: 24,196 (as of 31 December 2025)
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
Education: Master of science degree from the Norwegian School of Economics (NHH).
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Torgrim Reitan is a Norwegian citizen and resident in Norway.
Camilla Salthe
Position: Executive Vice President, Safety, Security & Sustainability (SSU) since 1 January 2026.
Year of birth: 1978
External offices: None
Number of shares in Equinor ASA: 6,121 (as of 1 January 2026)
Loans from Equinor ASA: None
Experience: Salthe joined Equinor in 2003. She has held several management positions in Equinor. She comes from the position of Senior Vice President UK & Ireland in Exploration & Production International, which she held since September 2024. A key delivery during this time was establishing Adura on 1 December 2025, the new company owned by Shell and Equinor, while ensuring safe and efficient operations of the Mariner field. Prior to this, Salthe was Senior Vice President Field Life Extension, an
organisation that develops new ways of working to prolong field lifetime for NCS assets. Between 2003 - 2020 she held a series of business development and petroleum technology positions.
Education: Master of Science in Petroleum Technology from Norwegian University of Science and Technology (NTNU).
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Salthe is a Norwegian citizen and resident in Norway.
Kjetil Hove
Position: Executive Vice President, Exploration & Production Norway (EPN) since 1 January 2021
Year of birth: 1965
External offices: Member of the Board of Offshore Norge and NHO
Number of shares in Equinor ASA: 32,262 (as of 31 December 2025)
Loans from Equinor ASA: None
Equinor 2025 Annual Report on Form 20-F  51
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
Philippe François Mathieu
Position: Executive Vice President, Exploration & Production International (EPI) since 1 January 2023
Year of birth: 1966
External offices: None
Number of shares in Equinor ASA: 15,260 (as of 31 December 2025)
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
Geir Tungesvik
Position: Executive Vice President, Projects, Drilling & Procurement (PDP) since 1 May 2022
Year of birth: 1961
External offices: None
Number of shares in Equinor Energy AS: 27,564 (as of 31 December 2025)
Loans from Equinor Energy AS: None
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
Irene Rummelhoff
Position: Executive Vice President, Marketing, Midstream & Processing (MMP) since 17 August 2018
Year of birth: 1967
External offices: Member of the board of Airbus SE
Number of shares in Equinor Energy AS: 39,589 (as of 31 December 2025)
Loans from Equinor Energy AS: None
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
Education: Master’s degree in Petroleum geosciences from the Norwegian Institute of Technology (NTH)
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Rummelhoff is a Norwegian citizen and resident in Norway.
Equinor 2025 Annual Report on Form 20-F  52
Helge Haugane
Position: Executive Vice President, Power (PWR) since 3 November 2025
Year of birth: 1978
External offices: None
Number of shares in Equinor ASA: 12,983 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Helge Haugane joined Equinor in 2003 in a four-year corporate trainee program where he worked within oil trading, the natural gas division, Project Control and the Corporate Planning Unit working with the Statoil/Hydro merger in 2007. After the merger, he took the role of Leading Advisor for Economic Analysis for upstream before heading the Analysis Unit in the Natural
Gas segment. Helge relocated to London in 2011 to become Head of Business Control in Global Strategy and Business
Development and in 2012 took the position of Vice President of Finance and Control for global strategy and business development, where he also held the position as the Managing Director for Equinor in the UK. In 2014, Helge relocated to
Houston where held the position of Vice President, Finance and Control for Equinor’s North American business. In 2017 he moved back to Norway and held the position as Vice President Finance and control for the MMP business area (Marketing,
Midstream and Processing). In 2020 Helge took the position as Senior Vice President for Equinor’s gas and power trading.
Education: Master’s degree in Economics and Finance from the Norwegian School of Economics (NHH).
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Haugane is a Norwegian citizen and resident in Norway.
Hege Skryseth
Position: Executive Vice President Technology, Digital & Innovation since 1 September 2022
Year of birth: 1967
External offices: Member of the Board of Tomra
Number of shares in Equinor ASA: 11,716 (as of 31 December 2025)
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
Siv Helen Rygh Torstensen
Position: Executive Vice President and General Counsel, Legal & Compliance (LEG) since 1 June 2021.
Year of birth: 1970
External offices: Deputy chair of the Council of Ethics for the Government Pension Fund Global
Number of shares in Equinor ASA: 21,601 (as of 31 December 2025)
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
Jannik Lindbæk
Position: Executive Vice President Communication since 1 March 2022
Year of birth: 1965
External offices: None
Number of shares in Equinor ASA: 17,171 (as of 31 December 2025)
Loans from Equinor ASA: None
Experience: Lindbæk joined Equinor in 2010. He was appointed Senior Vice President Communication 1 January 2021. He was
Vice President Corporate Communications Political & Public Affairs Norway from 2019-2021. Prior to this he was Equinor’s Vice
President for communication in Brussels, before that in the CFO Global Business Services, and as Vice President Media
Relations from 2010-2015. Before joining Equinor, Lindbæk was SVP Corporate Communication in Aker Solutions, PR manager in Microsoft and PR consultant in BWPR and GCI Monsen.
Education: Master’s degree in Comparative Politics from the University of Bergen and London School of Economics.
Equinor 2025 Annual Report on Form 20-F  53
Family relations: No family relations to other members of the Corporate Executive Committee, members of the Board or the
Corporate Assembly.
Other matters: Lindbæk is a Norwegian citizen and resident in Norway.
Aksel Stenerud
Position: Executive Vice President, People & Organisation (PO) since 1 March 2022
Year of birth: 1963
External offices: None
Number of shares in Equinor ASA: 16,939 (as of 31 December 2025)
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
The information set forth in the 2025 Corporate Governance Report, Chapter 8, under the heading “Corporate assembly” is also incorporated herein by reference.
B.Compensation
The information set forth under the following headings of the 2025 Remuneration Policy is incorporated herein by reference:
•Remuneration of the corporate assembly and board of directors; and
•Remuneration of the corporate executive committee.
The information set forth under the following headings of the 2025 Remuneration Report is incorporated herein by reference:
•Notes on roles and remuneration of CEC members in 2025;
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
C.Board Practices
The information set forth under the following headings of the of the 2025 Annual Report is incorporated herein by reference:
•Governing bodies in Section 1.7 Governance and risk management on pages 25 - 27; and
•Corporate executive committee in Section 1.7 Governance and risk management on pages 28 - 29.
The information set forth under the following headings of the 2025 Corporate Governance Report is also incorporated herein by reference:
•Corporate assembly, board of directors and corporate executive committee in Chapter 8; and
•The information set forth under the heading ‘The board of directors’ committees’ in Chapter 9.
See also “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of this 2025 Form 20-F for more information regarding the expiration date of the current term of office of the members of our board of directors and the period during which our directors have served in such capacity, and the composition of the board of directors’ committees.
Equinor 2025 Annual Report on Form 20-F  54
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
In 2025, several collective agreements were negotiated with relevant unions. The majority of these were interim settlements that mainly covered the annual wage increase. These were put into effect at different locations and for various types of personnel across the organisation.
Through 2025, we have had continuous dialogue and collaboration with union representatives and safety delegates on a number of topics. This includes discussions on changes to the legislative framework, change processes, working time, rotations and shift work, career development, and retirement age.
Employee Relations oversees union negotiations, and the Vice president for employee relations is accountable for this engagement.
Number of Employees

Total workforce by region and employment type in the Equinor group in 2025 as of 31 December 2025
Geographic location	Permanent employees	Consultants	Total workforce[1]
Norway	21,161	784	21,945
Rest of Europe	1,440	54	1,494
Africa	51	3	54
Asia	103	14	117
North America	644	94	738
South America	740	48	788
Australia	1	1	2
Total	24,140	998	25,138
Non - OECD	871	64	935

[1]Contractor personnel, defined as third-party service provides who work at our onshore and offshore operations, are not included.

Number of Equinor Group employees by employment type	Total
as of 31 December 2025
Number of all employees (Headcount)	24,620
Number of permanent employees including part time employees (Headcount)	24,140
Number of temporary employees (Headcount)	480
Number of non-guaranteed hours employees (Headcount)	0
Number of permanent, full-time employees (Headcount)	23,545
Number of permanent, part-time employees (Headcount)	595

E.Share Ownership
The information set forth under the following headings of the 2025 Remuneration Report is incorporated herein by reference:
•Total number and value of shares held by the members of the board of directors;
•Shares held by the members of the corporate assembly; and
•Total number and value of shares held by the CEC.
The information set forth under the heading “Equinor's share incentive plans ” in Section 5.1 of Chapter 5 on page 282 of the
2025 Annual Report is also incorporated herein by reference.
Equinor 2025 Annual Report on Form 20-F  55
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The information set forth under the heading “Major shareholders” in Section 5.1 Shareholder information of the 2025 Annual
Report is incorporated herein by reference.
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
The information set forth under the heading “Equal treatment of shareholders and transactions with close associates” in Chapter
4 on page 8 of the 2025 Corporate Governance Report is also incorporated herein by reference. See also note 27 Related parties  to the Consolidated financial statements.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” of this 2025 Form 20-F.
Dividend policy and dividends
The information set forth under the heading “Capital distribution” in Section 2.2 Financial performance of the 2025 Annual Report is incorporated herein by reference. The information set forth under the heading “Equity and dividends” in Chapter 3 on page 7 of the
2025 Corporate Governance Report is also incorporated herein by reference.
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
descriptions of litigation previously reported.
B.Significant Changes
None.
Equinor 2025 Annual Report on Form 20-F  56
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
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9.A―The Offer and Listing―Offer and Listing Details” of this 2025 Form 20-F.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Equinor's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2025. The articles of association are included as exhibit 1 to this 2025 Form 20-F.
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
Share capital
Equinor’s share capital is NOK 6,392,018,780.00 divided into 2,556,807,512.00 shares.
Nominal value of shares
The nominal value of each ordinary share is NOK 2.50.
Equinor 2025 Annual Report on Form 20-F  57
Board of directors
Equinor’s articles of association provide that the board of directors shall consist of 9 - 11 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly for a period of up to two years.
Corporate assembly
Equinor has a corporate assembly consisting 18 members and deputy members. The annual general meeting shall elect 12 members with four deputy members. Six members with deputy members are elected by and among the employees.
General meetings of shareholders
Equinor’s annual general meeting shall be held each year by end of June. The annual general meeting shall address and decide adoption of the annual report and accounts, including the declaration of dividends and any other matters required by law or the articles of association.
Documents related to the general meetings do not need to be sent to all shareholders if they are accessible on Equinor’s website. A shareholder may request that such documents be sent to him/her.
Shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting.
Marketing of petroleum on behalf of the Norwegian State
Equinor shall be responsible for the marketing and sale of the state’s petroleum which is produced from the state’s direct financial interest (SDFI) on the Norwegian continental shelf, as well as for the marketing and sale of petroleum paid as royalty in accordance with the Petroleum Act of 29 November 1996 No 72. The annual general meeting of the company may by simple majority decide on further instructions concerning the marketing and sale.
Nomination committee
The duties of the nomination committee are to submit a recommendation to:
•The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration for members of the corporate assembly.
•The annual general meeting for the election and remuneration of members of the nomination committee.
•The corporate assembly for the election of shareholder-representatives of the board of directors and remuneration for members of the board of directors
•The corporate assembly for the election of the chair and the deputy chair of the corporate assembly.
The general meeting may adopt instructions for the nomination committee.
Exhibit 2.1 to this 2025 Form 20-F is also incorporated herein by reference.
C.Material Contracts
Equinor is the technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement, dated as of 24 November 2010, between Equinor Energy AS and Gassco AS. Equinor holds an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. Vestprosess is also operated by
Gassco, with Equinor as TSP. As TSP, Equinor is responsible for the daily technical operation and maintenance, repair, replacement, modification and removal of the relevant transportation systems. The technical services agreement between Gassco AS and Equinor is included as Exhibit 4(a)(i), along with the amendments thereto in Exhibit 4(a)(ii), to this 2025 Form 20-F.
See also note 27 Related parties to the Consolidated financial statements.
D.Exchange Controls
Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval. An exception applies to the physical transfer of payments in currency exceeding certain thresholds, which must be declared to the Norwegian custom authorities. This means that non-Norwegian resident shareholders may receive dividend payments without Norwegian exchange control consent as long as the payment is made through a licensed bank or other licensed payment institution.
Equinor 2025 Annual Report on Form 20-F  58
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
Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e., limited liability companies and similar entities) that are tax resident in Norway are generally subject to tax in Norway on dividends received from Equinor in the year the dividend is declared. However, under the participation exemption method, only 3% of the dividends are subject to tax at the ordinary income tax rate of 22% (the tax rate is 25% for entities subject to the finance tax). The effective tax rate for dividends received by corporate shareholders is thus 0.66% (3% x 22%) for ordinary corporations and 0.75% (3% x 25%) for entities subject to the finance tax.
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
The tax-free allowance is computed anually for each individual share or ADS and is allocated to the shareholder holding the respective share or ADS at the end of the calendar year. The annual tax-free allowance equals the allowance basis multiplied by a risk-free interest rate set annually by the tax authorities. The allowance basis is equal to the acquisition cost for such share or ADS, as adjusted with, inter alia, any repayment of capital and any unused allowance. If the calculated allowance for one year exceeds the dividends distributed on the share or ADS, the excess (the “unused allowance”) may be carried forward and set off against future dividends received on the same share or ADS (or gains upon the realisation of the same share or ADS, see below). Any unused allowance will also be added to the allowance basis for such share or ADS and thereby increase the tax-free allowance in subsequent years.
Individual shareholders that are tax residents in Norway may hold the shares (but not the ADS) in Equinor through a share savings account. Dividends on shares owned through the share savings account are only taxable when the dividends are withdrawn from the account. The rules regarding tax-free allowance also apply to shares held through a share savings account. However, for shares held through a share savings account the tax-free allowance is not calculated on a share-by-share basis, but rather the allowance basis is set to the smallest account balance over the course of the tax year, plus any unused allowance from prior years.
Taxation of dividends received by foreign shareholders
Non-resident shareholders (both corporate and individual) are, as a starting point, subject to Norwegian withholding tax on dividends from Equinor at a rate of 25%. Equinor is responsible for deducting the withholding tax upon distribution of dividends to non-
resident shareholders.
The withholding tax rate of 25% is often reduced in tax treaties between Norway and other countries. The reduced withholding tax rate will generally only apply to dividends paid on shares and ADSs held by shareholders who are able to demonstrate that they are the beneficial owner and entitled to the benefits of the relevant tax treaty. The procedure for claiming a reduced withholding tax rate is described below.
Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities, are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax rate of 22% (25% for companies subject to the finance tax). The effective tax rate for the dividend is thus 0.66% (3% x
22%) if such shareholders are ordinary corporations and 0.75% (3% x 25%) if such shareholders are entities subject to the finance tax.
Equinor 2025 Annual Report on Form 20-F  59
Furthermore, the dividend withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability companies or certain other types of Norwegian entities, provided they are able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA.
Individual shareholders that are tax resident within the EEA are entitled to a tax-free allowance on dividends (as described above) upon application to the Norwegian tax authorities. However, the application of the tax-free allowance may not be combined with any applicable reduced withholding tax rate pursuant to a tax treaty. In principle individual shareholders tax resident within the
EEA may upon application be taxed either on the dividend less the tax-free allowance multiplied by the standard withholding tax rate
(currently 25%) or the gross dividend multiplied with the reduced treaty rate (if applicable), whichever is lowest.
Individual shareholders that are tax resident within the EEA may hold the listed shares (but not the ADSs) in Equinor through a
Norwegian share savings account. Dividend on shares owned through the share savings account will only be subject to withholding tax when withdrawn from the account.
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
For holders of shares and ADSs deposited with JPMorgan Chase Bank N.A. (JPMorgan), documentation establishing that the holder is eligible for the benefits under a tax treaty with Norway, may be provided to JPMorgan. JPMorgan has been granted permission by the Norwegian tax authorities to receive dividends from Equinor for redistribution to a beneficial owner of shares and
ADSs at the applicable treaty withholding rate.
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
Taxation on realisation of shares and ADSs
Corporate shareholders that are tax resident in Norway are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Equinor. On the other hand, corporate shareholders that are tax resident in Norway are not allowed any deduction for losses on shares or ADSs in Equinor.
Individual shareholders that are tax resident in Norway are subject to tax in Norway on the sale, redemption, or other disposal of shares or ADSs. Taxable gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal. The taxable gain or loss on the realised shares or ADSs is grossed up with a factor of 1.72 before it is included in the ordinary taxable income, resulting in an effective tax rate of 37.84% (22% x 1.72).
The taxable gain or deductible loss (before grossing up) is calculated as the sales price adjusted for transaction expenses minus the tax basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or the ADSs (as adjusted with, inter alia, any repayment of capital). Any unused allowance pertaining to a share or an ADS may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of other shares or ADSs held by the shareholder.
If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the “FIFO” principle) when calculating the gain or loss for tax purposes.
Individual shareholders that are tax resident in Norway may hold the shares (but not the ADSs) in Equinor through a stock savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account whereas loss on shares will be deductible when the account is terminated.
A corporate or individual shareholder who ceases to be tax resident in Norway due to Norwegian law or relevant tax treaty provisions may become subject to Norwegian exit taxation on unrealised capital gains related to the shares or the ADSs in Equinor.
Shareholders who are not tax resident in Norway are generally not subject to tax in Norway on capital gains. On the other hand, losses are not deductible on the sale, redemption, or other disposal of shares or ADSs in Equinor, unless the shareholder carries on business activities in Norway and such shares or ADSs are or have been effectively connected with those activities.
Equinor 2025 Annual Report on Form 20-F  60
Wealth tax
The shares and the ADSs in Equinor are included in the basis for the computation of wealth tax imposed on individuals who are tax resident in Norway. Norwegian limited liability companies and certain similar entities are not subject to wealth tax.
For the tax year 2025, the net wealth tax is 1% for net worth above a threshold of NOK 1,760,000, and 1.1% for net worth above a threshold of NOK 20,700,000. The assessment value of listed shares (including ADSs) is 80% of the listed value of such shares or
ADSs on 1 January 2026 (the tax assessment year).
For the tax year 2026, the thresholds for the net wealth tax are adjusted to NOK 1,790,000 and NOK 21,500,000 respectively.
The assessment value of listed shares (including ADSs) will be 80% of the listed value of such shares or ADSs on 1 January 2027
(the tax assessment year).
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
Taxation of distributions
Under the United States federal income tax laws, the gross amount of any distribution (including any Norwegian tax withheld from the distribution payment) paid by Equinor out of its current or accumulated earnings and profits (as determined for United States
Equinor 2025 Annual Report on Form 20-F  61
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
directly its proportionate share of the other corporation's income.
If we were to be treated as a PFIC, you will generally be subject to special rules with respect to:
•any gain you realise on the sale or other disposition of your shares or ADSs and
Equinor 2025 Annual Report on Form 20-F  62
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
Documents related to us that are available to the public (this 2025 Form 20-F, the 2025 Annual Report, our Articles of
Association, our Code of Conduct, financial statements and our historical financial information for each of the three financial years preceding the publication of this 2025 Form 20-F) can be consulted on our website and at: Equinor ASA, Forusbeen 50, 4035
Stavanger, Norway. Unless stated otherwise, none of these documents form a part of this 2025 Form 20-F.
Equinor 2025 Annual Report on Form 20-F  63
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See notes 4 Financial risk and capital management and 28 Financial instruments and fair value measurement to the
Consolidated financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Exhibit 2.1 to this 2025 Form 20-F is incorporated herein by reference.
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
holders, by deducting such fees and charges from the amounts distributed or by deducting such fees from cash dividends or other cash distributions. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.
The charges of the depositary payable by investors are as follows:
Equinor 2025 Annual Report on Form 20-F  64

ADR holders, persons depositing or withdrawing shares, and/or persons whom ADSs are issued, must pay:	For:
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
Direct and indirect payments by the depositary
For the year ended 31 December 2025, J.P. Morgan reimbursed USD 3,368,277 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. Under certain circumstances, including the removal of J.P.
Morgan as depositary, the company is required to repay to J.P. Morgan certain amounts paid to the company in prior periods.
Equinor 2025 Annual Report on Form 20-F  65
Part II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of
31 December 2025. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at a reasonable level of assurance.
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
Based on this assessment, management has concluded that Equinor’s internal control over financial reporting as of 31 December
2025 was effective.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of 31 December 2025 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits Equinor’s Consolidated financial statements. Their audit report on the internal control over financial reporting is included in the Consolidated financial statements.
Equinor 2025 Annual Report on Form 20-F  66
Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Anne Drinkwater qualifies as an “audit committee financial expert” as defined in Item
16A of Form 20-F under the Exchange Act and is an independent director under Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct, which is approved by our board of directors, and applies to our board members, all of our employees (including our principal executive, principal financial and principal accounting officers) and hired personnel. Our Code of
Conduct is filed as Exhibit 11 to this 2025 Form 20-F.
In 2025, certain minor updates were made to our Code of Conduct, consisting of changes in the CEO statement of the Code, section 1.1 Equinor’s Commitment to bring the Code in alignment with the revised Human Rights Policy and section 5.2 Environment to reflect the new Environmental Policy.
In 2025, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the heading “External auditor” in Chapter 15 of the 2025 Corporate Governance Report is
incorporated herein by reference. See also note 9 Auditor’s remuneration and Research and development expenditures to the
Consolidated financial statements.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance―Board committees” of this 2025 Form 20-F.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The information set forth under the headings “Equinor’s share incentive plans ”, “Share buy-backs” and “Summary of share buy-
backs” in Section 5.1 Shareholder information of the 2025 Annual Report is also incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Equinor’s primary listing is on Oslo Børs. The American Depositary Receipts (ADRs) are listed on the New York Stock Exchange
(NYSE). In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC. ADRs representing the company’s ordinary shares are listed on the NYSE. While Equinor’s corporate governance practices follow the requirements of
Norwegian law, Equinor is also subject to the NYSE’s listing rules. As a foreign private issuer, Equinor is exempt from most of the
NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any
Equinor 2025 Annual Report on Form 20-F  67
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
Directors and Senior Management” of this 2025 Form 20-F.
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
NYSE rules require the compensation committee of US companies to comprise independent directors, recommend senior management remuneration and determine the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations. The compensation committee consists of three shareholder representatives and one employee representative. Equinor’s compensation committee makes recommendations to the board regarding management remuneration, including that of the CEO. Further, the compensation committee assesses its own performance and has the authority to hire external advisors.
Nomination committee
The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. The nomination committee also recommends to the general meeting of shareholders the candidates and remuneration for the nomination committee and the shareholder representative candidates and remuneration for the corporate assembly.
Equinor 2025 Annual Report on Form 20-F  68
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
ITEM 16K. CYBERSECURITY DISCLOSURE
Cyber security Risk Management and Strategy
Our processes for assessing, identifying and managing material risks from cyber security threats are integrated into our enterprise risk management (ERM) framework, which we use to identify, analyse, evaluate and manage risks. We recognize that risks from cyber security threats are interconnected and company-wide, so we seek to ensure shared situational awareness and common prioritization across different business areas. As described further below under “Cyber security Governance”, we have a cross-
departmental approach to addressing cyber security risk, which includes our employees, management and board of directors.
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
Actual and/or potential vulnerabilities in our information systems are continuously monitored by our Cyber Defence Center. We follow the ISO27001, IEC62443 and National Institute for Standard and Technology (NIST) cyber security frameworks to build resilience, focusing on capabilities for reducing both the probability and consequences of cyber security incidents. We utilize multiple
Equinor 2025 Annual Report on Form 20-F  69
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
In 2025, as in previous years, we experienced several cyber security incidents and other disruptions to our information systems.
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
The second line-of-control oversees cyber security risks, performance and assurance across the company and provides advice and support to the first line in identifying and executing assurance activities and monitors, supports and challenges the first line in relation to performance and management of cyber security risks. The EVP SSU leads the second line-of-control for cyber security-
related matters and oversees cyber security risks across the company and reports to the Corporate Executive Committee (CEC) and the SSEC. The Chief Information Security Officer (CISO) reports to the Chief Security Officer (CSO), who reports to the EVP SSU.The
CSO and CISO assist the EVP SSU in the day-to-day monitoring of cyber security risks, which are reported to the CEC. The CEC is responsible for reviewing and approving the strategy and resourcing of cyber security risk management. The CISO holds a master’s degree in information systems from the Norwegian University of Science and Technology (NTNU). He joined the company in 2010
Equinor 2025 Annual Report on Form 20-F  70
and has held several leadership and professional roles within information technology and information security, including serving as senior manager and IT disaster recovery officer, prior to his appointment as vice president cyber security within SSU..
Our third line-of-control is the corporate audit unit which performs independent audits across business areas and management roles, including cyber security audits, and reports to the board of directors on a periodic basis.
Part III
ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 77 of this 2025
Form 20-F. The audit report of Ernst & Young AS, an independent registered accounting firm, is included herein preceding the audited
Consolidated Financial Statements.
Equinor 2025 Annual Report on Form 20-F  71
ITEM 19. EXHIBITS

Exhibit no	Description
Exhibit 1	Articles of Association of Equinor ASA, as amended, effective from 14 May 2025
Exhibit 2.1	Description of Securities registered under Section 12 of the Exchange Act.
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
(incorporated by reference to Exhibit 2.5 of Equinor ASA’s 2024 Form 20-F (File no. 001-15200) filed with the
Commission on March 20, 2025)

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

Exhibit 8	List of subsidiaries
Exhibit 11	Code of Conduct
Exhibit 12.1	Rule 13a-14(a) Certification of the Chief Executive Officer
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer
Exhibit 13.1	Rule 13a-14(b) Certification of the Chief Executive Officer1)
Exhibit 13.2	Rule 13a-14(b) Certification of the Chief Financial Officer1)
Exhibit 15.1	Consent of EY AS
Exhibit 15.2	Consent of DeGolyer and MacNaughton
Exhibit 15.3	Report of DeGolyer and MacNaughton
Exhibit 15.4	Equinor 2025 Annual Report
Exhibit 15.5	Oil and gas reserves report
Exhibit 15.6	Remuneration report
Exhibit 15.7	Remuneration policy (incorporated by reference to Exhibit 15.7 of Equinor ASA’s 2024 Form 20-F (File no. 001-15200) filed with the Commission on March 20, 2025)
Exhibit 15.8	Clawback policy (incorporated by reference to Exhibit 15.8 of Equinor ASA’s 2024 Form 20-F (File no. 001-15200) filed with the Commission on March 20, 2025)
Exhibit 15.9	Board statement on corporate governance
Exhibit 16	Insider trading policies
Exhibit 17	List of guarantor subsidiaries
Exhibit 101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the 2025 Form 20-F.
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
1)Furnished only.
The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.
Equinor 2025 Annual Report on Form 20-F  72
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
EQUINOR ASA
(Registrant)
By:          /s/ TORGRIM REITAN
Name: Torgrim Reitan
Title: Executive Vice President and Chief Financial Officer
Dated: 19 March 2026
Equinor 2025 Annual Report on Form 20-F  73
The reports set out below are provided in accordance with standards of the Public Company Accounting Oversight Board (United
States). Ernst & Young AS (PCAOB ID: 1572) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the
Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. That report is not included in this 2025 Form 20-F, but only in the 2025 Annual Report.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA (the Company) as of 31 December 2025 and 2024,
the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2025, and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of
31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31
December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB)
and in conformity with IFRS Accounting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Company's internal control over financial reporting as of 31 December 2025, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 9 March 2026 expressed an unqualified opinion thereon.
Change in Accounting Policy
As discussed in Note 2, the Company has changed the policy for classification of cash collaterals for commodity derivative transactions in 2025 which included the disclosure of the 1 January 2024 consolidated balance sheet.
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
(2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Equinor 2025 Annual Report on Form 20-F  74

Recoverable amounts of production plants and oil and gas assets, assets under development, assets classified as held for sale, and equity accounted investments
Description of the Matter
As of 31 December 2025, the Company has recognised production plants and oil and gas assets and assets under development, of USD 41,227 million and USD 14,374 million, respectively, within Property, plant and equipment, assets classified as held for sale of USD 906 million and equity accounted investments of USD 8,504 million. Refer to Note 14 to the Consolidated Financial Statements for the related disclosures. As described in
Note 14, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management’s best estimate of the economic conditions that will exist over the assessed asset’s useful life. The asset’s operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management’s estimate of the recoverable amount of these assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.

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
Climate considerations are included directly in the impairment assessments by estimating the carbon costs in the cash flows, and indirectly as the expected effects of the climate change are included in the estimated commodity prices. As also described in Note 3, commodity price assumptions applied in value-in-use impairment testing are based on management’s best estimate, which differs from the price-set required to achieve the goals of the Paris
Agreement as described in the International Energy Agency (IEA) World Energy Outlook’s Net Zero Emissions by
2050 Scenario. The impact of the energy transition and potential restrictions by regulators, market and strategic considerations may also have an effect on the estimated production profiles and the economic lifetime of the
Company’s assets and projects.

Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex, particularly in Norway.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the
Company’s process for evaluating the recoverability of production plants and oil and gas assets, assets under development, assets classified as held for sale, and equity accounted investments. This included testing controls over management’s review of assumptions and inputs to the assessments of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. Where applicable, we also compared expected reserve volumes with internal production forecasts and external evaluations of expected reserves and we compared the historical production and other external information with management’s previous production forecasts or its expected reserve volumes, with the involvement of our reserves specialists.

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

Equinor 2025 Annual Report on Form 20-F  75

We evaluated management’s sensitivity analyses over its future commodity prices and carbon cost assumptions by taking into consideration, among other sources, the Net Zero Emissions by 2050 Scenario estimated by the
International Energy Agency (IEA). We have also evaluated management’s disclosures related to the consequences of initiatives to limit climate change, including the effects of the Company’s climate change strategy on the Consolidated Financial Statements and the energy transition’s effects on estimation uncertainty, discussed in more detail in Notes 3 and 14.

Estimation of the asset retirement obligations
Description of the Matter
As of 31 December 2025, the Company has recognised a provision for decommissioning and removal activities of
USD 13,598 million classified within Provisions and other liabilities. Refer to Note 23 to the Consolidated Financial
Statements for the related disclosures. As described in Note 23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.

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

/s/ Ernst & Young AS
We have served as the Company’s auditor since 2019.
Stavanger, Norway
9 March 2026
Equinor 2025 Annual Report on Form 20-F  76
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equinor ASA
Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA (the Company) internal control over financial reporting as at 31 December 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the 2025 Consolidated Financial Statements of the Company, and our report dated 9 March 2026 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young AS
Stavanger, Norway
9 March 2026
Equinor 2025 Annual Report on Form 20-F  77
Consolidated financial statements
Equinor 2025 Annual Report on Form 20-F  78
Consolidated statement of income

		Full year
(in USD million)	Note	2025	2024	2023

Revenues	7	105,828	102,502	106,848
Net income/(loss) from equity accounted investments	15	18	49	(1)
Other income	6	616	1,223	327

Total revenues and other income	7	106,462	103,774	107,174

Purchases [net of inventory variation]		(55,164)	(50,040)	(48,175)
Operating expenses		(11,571)	(10,531)	(10,582)
Selling, general and administrative expenses		(1,207)	(1,255)	(1,218)
Depreciation, amortisation and net impairment	12, 13, 14	(12,318)	(9,835)	(10,634)
Exploration expenses	13	(849)	(1,185)	(795)

Total operating expenses		(81,109)	(72,846)	(71,404)

Net operating income/(loss)	5	25,352	30,927	35,770

		Full year
(in USD million)	Note	2025	2024	2023

Interest income and other financial income	10	1,175	1,951	2,449
Interest expenses and other financial expenses	10	(1,436)	(1,582)	(1,660)
Other financial items	10	(3)	(311)	1,325

Net financial items		(265)	58	2,114

Income/(loss) before tax		25,088	30,986	37,884

Income tax	11	(20,030)	(22,157)	(25,980)

Net income/(loss)		5,058	8,829	11,904

Attributable to shareholders of the company	20	5,043	8,806	11,885
Attributable to non-controlling interests		15	23	19

Basic earnings per share (in USD)	20	1.94	3.12	3.93

Diluted earnings per share (in USD)	20	1.94	3.11	3.93
Equinor 2025 Annual Report on Form 20-F  79
Consolidated statement of comprehensive income

		Full year
(in USD million)	Note	2025	2024	2023

Net income/(loss)		5,058	8,829	11,904

Actuarial gains/(losses) on defined benefit pension plans		162	1,028	(276)
Income tax effect on income and expenses recognised in OCI1)		(29)	(239)	66
Items that will not be reclassified to the Consolidated statement of income		133	790	(211)
Foreign currency translation effects		2,466	(1,943)	(587)
Share of OCI from equity accounted investments		51	(42)	(113)
Items that may subsequently be reclassified to the Consolidated statement of income		2,517	(1,985)	(701)

Other comprehensive income/(loss)		2,650	(1,196)	(911)

Total comprehensive income/(loss)		7,708	7,633	10,992

Attributable to the shareholders of the company		7,693	7,611	10,974
Attributable to non-controlling interests		15	23	19

1) Other Comprehensive Income (OCI).
Equinor 2025 Annual Report on Form 20-F  80
Consolidated balance sheet

		At 31 December		At 1 January
(in USD million)	Note	2025	2024	2024

ASSETS
Property, plant and equipment	12	61,241	55,560	58,822
Intangible assets	13	5,950	5,654	5,709
Equity accounted investments	15	8,504	2,471	2,508
Deferred tax assets	11	5,053	4,900	7,936
Pension assets	22	2,107	1,717	1,260
Derivative financial instruments	28	1,020	648	559
Financial investments	16	6,839	5,616	3,441
Non-current prepayments and financial receivables	16	2,073	1,379	1,291

Total non-current assets		92,787	77,946	81,525

Inventories	17	3,330	4,031	3,814
Trade and other receivables	18	10,819	13,590	13,204
Current prepayment and financial receivables1)	16	3,885	6,084	5,300
Derivative financial instruments	28	667	1,024	1,378
Financial investments	16	14,297	15,335	29,224
Cash and cash equivalents1)	19	5,036	5,903	8,070

Total current assets		38,034	45,967	60,990

Assets classified as held for sale	6	906	7,227	1,064

Total assets		131,727	131,141	143,580

1) Amounts as at 1 January 2024 and 31 December 2024 have been restated due to a change in classification of cash collaterals for commodity derivative transactions. For more information see note 2 Accounting policies.

		At 31 December		At 1 January
(in USD million)	Note	2025	2024	2024

EQUITY AND LIABILITIES
Shareholders’ equity		40,424	42,342	48,490
Non-controlling interests		74	38	10

Total equity	20	40,497	42,380	48,500

Finance debt	21	23,763	19,361	22,230
Lease liabilities	25	2,221	2,261	2,290
Deferred tax liabilities	11	14,524	12,726	13,345
Pension liabilities	22	4,076	3,482	3,925
Non-current provisions and other liabilities	23	14,715	12,927	15,304
Derivative financial instruments	28	1,150	1,958	1,795

Total non-current liabilities		60,450	52,715	58,890

Trade and other payables	24	9,700	11,110	9,556
Current provisions and other liabilities	23	3,299	2,384	2,314
Current tax payable		10,994	10,319	12,306
Finance debt	21	4,047	7,223	5,996
Lease liabilities	25	1,190	1,249	1,279
Dividends payable	20	923	1,906	2,649
Derivative financial instruments	28	448	833	1,619

Total current liabilities		30,601	35,023	35,719

Liabilities directly associated with the assets classified as held for sale	6	179	1,023	471

Total liabilities		91,230	88,761	95,080

Total equity and liabilities		131,727	131,141	143,580
Equinor 2025 Annual Report on Form 20-F  81
Consolidated statement of changes in equity

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments1)	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			11,885			11,885	19	11,904
Other comprehensive income/(loss)			(211)	(587)	(113)	(911)		(911)
Total comprehensive income/(loss)			11,674	(587)	(113)	10,974	19	10,992
Dividends			(10,783)			(10,783)		(10,783)
Share buy-back	(42)	(3,037)	(2,606)			(5,685)		(5,685)
Other equity transactions		(3)	—			(3)	(10)	(13)

At 31 December 2023	1,101	—	56,521	(9,442)	310	48,490	10	48,500

Net income/(loss)			8,806			8,806	23	8,829
Other comprehensive income/(loss)			790	(1,943)	(42)	(1,196)		(1,196)
Total comprehensive income/(loss)			9,596	(1,943)	(42)	7,611	23	7,633
Dividends			(7,802)			(7,802)		(7,802)
Share buy-back	(49)	—	(5,887)			(5,936)		(5,936)
Other equity transactions		—	(20)			(20)	5	(15)

At 31 December 2024	1,052	—	52,407	(11,385)	268	42,342	38	42,380

Net income/(loss)			5,043			5,043	15	5,058
Other comprehensive income/(loss)			133	2,466	51	2,650		2,650
Total comprehensive income/(loss)			5,176	2,466	51	7,693	15	7,708
Dividends			(3,787)			(3,787)		(3,787)
Share buy-back	(56)	—	(5,735)			(5,791)		(5,791)
Other equity transactions		—	(34)			(34)	21	(13)

At 31 December 2025	995	—	48,028	(8,919)	319	40,424	74	40,497
1) OCI items from equity accounted investments that may subsequently be reclassified to the Consolidated statement of income, are presented as part of OCI from equity accounted investments. OCI items that will not be reclassified to the
Consolidated statements of income will be included in retained earnings.

Please refer to note 20 Shareholders’ equity, capital distribution and earnings per share for more details
Equinor 2025 Annual Report on Form 20-F  82
Consolidated statement of cash flows

		Full year
(in USD million)	Note	2025	2024	2023

Income/(loss) before tax		25,088	30,986	37,884

Depreciation, amortisation and net impairments, including exploration write-offs	12, 13, 14	12,473	9,906	10,581
(Gains)/losses on foreign currency transactions and balances		135	(166)	(852)
(Gains)/losses on sale of assets and businesses	6	(287)	(772)	8
(Increase)/decrease in other items related to operating activities		(58)	(2,335)	(1,313)
(Increase)/decrease in net derivative financial instruments	28	(429)	(86)	1,041
Cash collaterals for commodity derivative transactions1)		962	(645)	4,556
Interest received		1,221	1,841	1,710
Interest paid3)		(665)	(891)	(1,042)

Cash flows provided by operating activities before taxes paid and working capital items		38,439	37,838	52,572

Taxes paid		(20,460)	(20,592)	(28,276)

(Increase)/decrease in working capital		1,992	2,218	4,960

Cash flows provided by operating activities		19,971	19,465	29,257

Cash used in business combinations	6	(26)	(1,710)	(1,195)
Capital expenditures and investments3)	6	(13,994)	(12,177)	(10,575)
(Increase)/decrease in financial investments2)		1,571	9,364	443
(Increase)/decrease in derivative financial instruments		283	143	(1,266)
(Increase)/decrease in other interest-bearing items		114	(623)	(87)
Proceeds from sale of assets and businesses	6	2,456	1,470	272

Cash flows provided by/(used in) investing activities		(9,596)	(3,532)	(12,409)

		Full year
(in USD million)	Note	2025	2024	2023

New finance debt	21	5,915	—	—
Repayment of finance debt	21	(2,400)	(2,592)	(2,818)
Repayment of lease liabilities	25	(1,459)	(1,491)	(1,422)
Dividends paid	20	(4,791)	(8,578)	(10,906)
Share buy-back	20	(5,916)	(6,013)	(5,589)
Net current finance debt and other financing activities		(2,875)	933	2,593

Cash flows provided by/(used in) financing activities	21	(11,526)	(17,741)	(18,142)

Net increase/(decrease) in cash and cash equivalents		(1,150)	(1,808)	(1,294)

Foreign currency translation effects		284	(359)	(87)
Cash and cash equivalents at the beginning of the period (net of overdraft)1)	19	5,903	8,070	9,451

Cash and cash equivalents at the end of the period (net of overdraft)1)	19	5,036	5,903	8,070

1) As from 2025, cash flows related to collaterals for commodity derivative transactions are presented on a separate line within operating activities, Cash collaterals for commodity derivative transactions. In previous periods, these were included as part of Cash and cash equivalents. Comparative figures have been restated accordingly. See the restatement table in note 2 Accounting policies.

2) This line item includes the initial acquisition of 10 per cent of the shares in Ørsted A/S for USD 2.5 billion in 2024 as well as an additional investment of USD 0.9 billion in 2025. See note 16 Financial investments and financial receivables.

3) Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 798 million,
USD 662 million, and USD 468 million for the years ending 31 December 2025, 2024 and 2023, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities. Total interest paid amounts to USD 1,463 million, USD 1,553 million, and USD 1,510 million for the years 2025, 2024 and 2023, respectively.

Equinor 2025 Annual Report on Form 20-F  83
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
The Consolidated financial statements of Equinor for
the full year 2025 were approved for issuance by the
board of directors on 09 March 2026 and is subject to
approval by the annual general meeting on 12 May
2026.
Note 2. Accounting policies
Statement of compliance
The Consolidated financial statements of Equinor ASA
and its subsidiaries (Equinor) have been prepared in
accordance with IFRS Accounting Standards as
adopted by the European Union (EU) and with IFRS
Accounting Standards as issued by the International
Accounting Standards Board (IASB), IFRIC®
Interpretations issued by IASB and the additional
requirements of the Norwegian Accounting Act, effective
on 31 December 2025.
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
When preparing the Consolidated financial statements,
the financial statements of entities with functional
currencies other than the Group’s presentation currency
(USD) are translated into USD, with the foreign
exchange differences recognised separately in Other
comprehensive income (OCI). The cumulative
translation differences relating to an entity are
reclassified to the Consolidated statement of income
and reflected as a part of the gain or loss upon disposal
of that entity.
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
No new IFRS Accounting Standards, amendments to
IFRS Accounting Standards or IFRIC Interpretations
that became effective and were adopted by Equinor as
of 1 January 2025 have had significant impact on
Equinor’s Consolidated financial statements.
Equinor 2025 Annual Report on Form 20-F  84
IFRS Accounting Standards, amendments to
IFRS Accounting Standards, and IFRIC
Interpretations issued, but not yet effective:
There are no new IFRS Accounting Standards,
amendments to IFRS Accounting Standards, or IFRIC
Interpretations issued but not yet effective that are
expected to have a material impact on Equinor’s
consolidated financial statements, apart from IFRS 18
Presentation and Disclosure in Financial Statements.
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
•Additionally, entities are required to present a newly-
defined operating profit subtotal.
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
Equinor is currently assessing the impact of IFRS 18 on
our financial statements. While recognition and
measurement of items will remain unchanged, the
presentation in the Consolidated statement of income
will be affected. Among other impacts, net income/(loss)
from equity accounted companies, as well gains/
(losses) on disposal of interests in such companies, will
be excluded from the new operating profit subtotal and
classified in the investing category. Foreign currency
exchange gains/(losses) not related to the financing
category will be reclassified into the operating and
investing categories. Interest income and other financial
income, and gains/(losses) on financial investments will
be classified in the investing category.
The cash flow statement will also be affected. The new
operating profit subtotal will be the starting point for the
Consolidated statement of cash flows. Interest paid will
be reclassified from cash flows provided by operating
activities to cash flows provided by/(used in) financing
activities. Interest received and dividends received will
be included in cash flows provided by/(used in)
investing activities.
Equinor does not intend to early adopt IFRS 18. Upon
adoption, Equinor will retrospectively apply the new
presentation and disclosure requirements and provide
the required reconciliation between the previous and
new income statement for the comparative period.
Equinor will ensure full compliance by the effective date,
including restating comparative information and
preparing for new disclosures.
Change in accounting policy
With effect from 2025, Equinor has changed the
classification of cash collaterals for commodity
derivative transactions in the Consolidated balance
sheet from Cash and cash equivalents to Prepayments
and financial receivables (current), with no impact on
Total current assets. These collateral deposits are
related to certain requirements set out by exchanges
where Equinor is participating and have previously been
referred to as restricted cash and cash equivalents. The
reclassification is intended to better reflect the nature
and purpose of the collateral deposits and to provide
more relevant information to stakeholders.
The change also affects the presentation in the
Consolidated statement of cash flows. With effect from
2025, the cash flows related to these collateral deposits
are included within Cash flows provided by operating
activities on a new line-item named Cash collaterals for
commodity derivative transactions.

Consolidated balance sheet	At 31 December 2024		At 31 December 2023/ 1 January 2024
(in USD million)	As reported	Restated	As reported	Restated
Cash and cash equivalents	8,120	5,903	9,641	8,070
Prepayments and financial receivables	3,867	6,084	3,729	5,300
Sum	11,987	11,987	13,370	13,370

Consolidated Statement of Cash Flows	Full year 2024		Full year 2023
(in USD million)	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	(645)	—	4,556
Cash flow provided by operating activities before taxes paid and working capital items	38,483	37,838	48,016	52,572
Cash flows provided by operating activities	20,110	19,465	24,701	29,257
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,641	8,070	15,579	9,451
Cash and cash equivalents at the end of the period (net of overdraft)	8,120	5,903	9,641	8,070
The change has been retrospectively applied to
comparative periods for consistency and comparability.
Restated comparative figures are presented in the
tables below.
Equinor 2025 Annual Report on Form 20-F  85
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
Note 6 – Acquisitions and disposals
Note 7 – Total revenues and other income
Note 15 - Joint arrangements and associates
Note 25 – Leases
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
Note 12 – Property, plant and equipment
Note 13 – Intangible assets
Note 14 – Impairments
Note 23 – Provisions and other liabilities
Note 26 – Other commitments, contingent liabilities
and contingent assets
Equinor 2025 Annual Report on Form 20-F  86
Note 3. Climate change and energy
transition
Risks arising from climate change and the
transition to a lower carbon economy
Developments in laws and regulations, policies,
technology, and markets—including stakeholder
sentiment towards climate change—can affect
Equinor’s financial performance and business plans. In
parallel, shifts in stakeholder focus between energy
security, energy affordability, and sustainability present
challenges for the energy sector.
Equinor’s risk assessment and management process
incorporates short-, medium- and long-term
perspectives. Climate-related risks are classified as
either transition risks, which relate to the financial
robustness of the company’s business model and
portfolio under various decarbonisation scenarios, or
physical climate risks, which relate to the exposure and
potential vulnerability of Equinor’s assets to climate-
related hazards.
Equinor’s double materiality assessment for 2025
identified transition risks as a material sustainability
matter. The table to the right summarises the relevant
climate-related risks with potential financial effects.
Equinor’s Energy transition plan and climate-related
ambitions are responses to the challenges and
opportunities presented by climate change and the
energy transition.

Transition risks	Impact	Description	Risk adjusting actions
Policy, legal, and regulatory developments	Downside
Changes in climate laws, regulations, and adverse litigation outcomes can adversely impact Equinor's financial results and outlook, including the value of its assets. These impacts may be direct, or indirect through changes in consumer behaviour or technological
developments.
Equinor monitors trends in relevant policies and regulations, and addresses regulatory and policy risks in capital investment processes and through enterprise risk management within the business line.
Market developments and stakeholder expectations	Upside / Downside
Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions, and changes in investor and societal sentiment can affect Equinor’s access to capital markets and financing costs.
Strong competition for assets, varying commercial and contractual models, and changing levels of policy support may lead to diminishing returns within the renewable and low-carbon industries, and may hinder Equinor’s ambitions. These investments may also be exposed to interest rate risk and inflation risk.

Equinor includes actual or default minimum carbon pricing across investments, applies price robustness criteria, and routinely stress-
tests the portfolio for different future commodity price scenarios on the path towards net zero. Hurdle rates and other financial
sensitivity tests are included in decision-making.
Equinor has developed its corporate strategy and Energy transition plan (ETP) to demonstrate its commitment to a low-carbon business transformation that balances investor and societal expectations. This includes an ambitious abatement plan to reduce both absolute emissions and emissions intensity from Equinor’s activities.

Technology developments	Upside / Downside
Changing demand and more cost-competitive solutions for
renewable energy and low-carbon technologies represent both
threats and opportunities for Equinor’s future value creation and the value of its assets.
Equinor sees opportunities for value creation in the energy transition through optimisation of its oil and gas business, and by utilising its competitive capabilities across new areas of the energy system. In a decarbonising world with a broad energy mix, policymakers and stakeholders may place a premium on oil and gas produced in a responsible and increasingly carbon-efficient manner.

Equinor assesses climate-related risks associated with external technology development trends and invests in research, innovation, and technology ventures that support positive value creation for its portfolio. Examples of relevant technologies within Equinor’s portfolio include carbon capture and storage (CCS), battery
technology, solar and wind renewable energy, low CO₂ intensity solutions, improvements in methane emissions, and the application of renewables in oil and gas production.

Physical climate risks: Changes in physical climate parameters could impact Equinor's operations, resulting in operational disruption, increased costs, or incidents. With assistance from leading expert consultants and climate scenario models, Equinor continues to assess the potential vulnerability of its assets to modelled climate-related changes in the physical environment. However, there is inherent uncertainty regarding the magnitude and timing of such physical climate change impacts, which could affect the potential impact on Equinor.
Based on the current assessment of physical climate exposure in regions where Equinor’s assets are located, Equinor has not identified any material physical climate risks to its asset portfolio in the current year.

Equinor 2025 Annual Report on Form 20-F  87
Impact on Equinor’s financial statements
In preparing the 2025 financial statements, Equinor has conducted a range of sensitivity analyses and other assessments in relation to climate-related matters, as outlined in this note to the financial statements. The following information provides further detail on the specific climate-related risks and sensitivities considered, and how these have been evaluated in the context of our financial reporting. Based on these assessments, no climate-related effects have been identified that would have a significant impact on the 2025 financial statements.
CO₂-cost and EU ETS carbon credits
Equinor’s oil and gas operations in Europe are part of the EU Emissions Trading System (EU ETS). Currently, Equinor
receives a share of free quotas according to EU ETS regulations. This share of free quotas is expected to be significantly reduced in the future. Equinor purchases additional EU ETS allowances (quotas or carbon credits) when its oil and gas production and processing emissions exceed its free EU ETS quota allocation.
Total expensed CO₂ costs attributable to Equinor’s share of operated licences and land-based facilities amounted to USD
478 million in 2025, USD 465 million in 2024, and USD 486 million in 2023.
The table below presents the number and associated value of EU ETS and UK ETS quotas that have been received, purchased, and utilised by Equinor on an operated basis. Allocated free quotas consists of actual free quotas received under the ETS during the calendar year. In 2024, Equinor received allocated free quotas for both 2024 and 2023, due to a delay in the allocation schedule. The year-end quota balance consists mainly of free and purchased quotas remaining after the settlement of quotas against current and prior year emissions. The closing balance in USD consists of the value of the remaining quotas after a preliminary settlement allocation for the current year.

	Number of EU ETS quotas in thousands		Value of EU ETS quotas (in USD million)
	2025	2024	2025	2024
Opening balance at 1 January	10,147	8,576	19	93
Allocated free quotas	2,991	5,940
Purchased quotas on the ETS market	5,815	5,641	499	392
Sold quotas on the ETS market	—	—
Returned or transferred excess quotas	(171)	(203)
Settled quotas (offset against emissions)	(9,103)	(9,807)	(499)	(467)
Closing balance at 31 December	9,679	10,147	19	19

Numbers in the table are presented gross (100%) for Equinor operated licences and include EU ETS and UK ETS quotas, as received or settled during the calendar year.
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
Investments in renewables and low-carbon solutions
Equinor’s ambition is to build a focused, carbon efficient oil and gas portfolio complemented by an integrated power portfolio and commercial opportunities in low carbon solutions. This diversified approach aims to maintain long-term value creation while supplying reliable energy, with progressively lower emissions, to our customers.
Equinor’s investments in renewables are included as Additions to PP&E, intangibles and equity accounted investments in the REN segment (refer to note 5 Segments). During 2025, the REN segment invested USD 2.1 billion in the Empire Wind project, USD 195 million to acquire the onshore Lyngsåsa wind farm in Sweden, and USD 258 million as contributions to equity accounted investments in Bałtyk 2 & 3.

(in USD million)	2025	2024

Offshore renewables	2,479	1,983
Onshore renewables	358	170
Total Additions to PP&E, intangibles and equity accounted investments - REN	2,837	2,153

Low carbon solutions (within MMP)	16	76
Total Additions to PP&E, intangibles and equity accounted investments - REN and LCS	2,853	2,229

Additions to PP&E, intangibles and equity accounted investments exclude changes to ARO, in alignment with note 5 Segments.
Equinor 2025 Annual Report on Form 20-F  88
Equinor continues to take steps to industrialise carbon
capture and storage (CCS). During 2025, the Northern
Lights project received its first CO2 for storage, and a
final investment decision was made to commence the
project’s second phase. In addition, Equinor is
developing the Net Zero Teesside and Northern
Endurance Partnership projects to provide thermal
power with applied CCS to local industries in the UK.
Equinor contributed USD 16 million to equity accounted
investments undertaking CCS projects in 2025 (USD 76
million in 2024).
Investments in electrification of oil and gas assets
During 2025, Equinor invested USD 168 million in
electrification (USD 180 million in 2024). Equinor’s
abatement projects primarily include full and partial
electrification of offshore assets in Norway at key fields
and plants, including Troll, Oseberg, Njord, and the
Hammerfest LNG plant, mainly by power from shore.
Research and development activities (R&D)
Equinor is involved in several projects aimed at
optimising oil and gas activities, reducing emissions,
and developing new business opportunities in
renewable energy generation and low carbon solutions.
Equinor’s R&D expenditure is disclosed in note 9
Auditor’s remuneration and Research and development
expenditures. The accounting policy for R&D is detailed
in note 12 Property, plant and equipment.
Power Purchase Agreements (PPAs)
Equinor holds various long-term PPAs for power
sourced from wind and solar parks, with expiry dates up
until 2040. The agreements imply balancing activities,
whereby Equinor assumes the long-term balancing risk
related to production. The majority of
these agreements are settled at the appropriate market
price, less a balancing fee, and expire by the end of
2027. The agreements include pay-as-produced
elements; however, as most of the power purchase
agreements are linked to the applicable market prices,
and the power purchased is mainly sold on power
exchanges at market price, Equinor only holds a limited
long-term price risk related to these agreements. For
accounting policies related to power sales and related
purchases, refer to note 7 Total revenues and other
income.
Effects on estimation uncertainty
Initiatives to limit climate change, as well as the
potential impact of the energy transition, are relevant to
certain economic assumptions and future cash flow
estimates used by Equinor. The resulting effects, and
Equinor's exposure to them, are sources of uncertainty.
Estimating global energy demand and commodity prices
towards 2050 is challenging due to various complex
factors, including technological capabilities, regulatory
policies, taxation, and production limits, all of which
evolve over time. These uncertainties could result in
significant changes to accounting estimates over time.
Relevant accounting estimates include depreciation and
asset retirement obligations (useful life of assets),
impairment assessments, and deferred tax assets (see
note 11 Income taxes for the expected utilisation period
of tax losses carried forward and recognised as
deferred tax assets).
Commodity prices
Significant changes in oil and gas prices outside
planning assumptions could impact our financial
performance. Equinor’s commodity price assumptions,
applied in its value-in-use calculations, are based on
management’s best estimate of future market trends.
These price assumptions deviate from the price set out
to achieve net zero emissions by 2050 and limit global
warming to 1.5 °C, in alignment with the Paris
Agreement and as outlined in the International Energy
Agency’s World Energy Outlook (IEA’s WEO) Net Zero
Emissions (NZE) Scenario.
Changes in how the world acts with regards to
achieving the goals of the Paris Agreement could have
a negative impact on the valuation of Equinor’s assets.
An illustrative impairment effect to Equinor’s upstream
production assets and certain intangible assets, using
published price assumptions from the NZE Scenario, is
provided in the Sensitivity table sub-section.
When computing this illustrative impairment,
management’s price assumptions are applied until
2035. A linear interpolation is applied between the
published NZE Scenario prices (2035-2050), after which
prices are maintained at the 2050 level. This approach
is consistent with prior year, where management’s price
assumptions were applied until the first published price
point in the relevant IEA’s WEO scenario (in 2024, this
was 2030) before a linear interpolation was performed.
To be comparable to Equinor’s management’s price
assumptions, the crude oil prices in the NZE Scenario
are adjusted for transportation costs, and all prices are
adjusted for inflation and presented in real 2025 terms.
The illustrative impairment sensitivity calculation is
based on a simplified model with limitations, as
described in note 14 Impairments.
Cost of CO2
Climate-related considerations are included in the
impairment assessments through CO₂ tax estimations in
the forecasted cash flows, and indirectly through
estimated commodity prices relating to supply and
demand. The CO₂ prices also influence the estimated
production profiles and economic cut-off of the assets.
Carbon price assumptions are applied to all Equinor
assets, including assets in countries outside the EU
where CO2 is not already subject to taxation or where
Equinor has not established specific estimates. Our
default assumption, in real 2025 terms, is a price of
USD 100 per tonne starting in 2027, increasing to USD
122 per tonne by 2030 and remaining flat thereafter.
The EU ETS price has increased over time and had an
average cost of 74 EUR/tonne in 2025 (66 EUR/tonne
in 2024). Equinor’s commodity price assumptions
include an EU ETS price of 81 EUR/tonne for the next
two years and assumes an increase to EU ETS prices
over time. See note 14. Impairments for management’s
forecasted EU ETS price assumptions for the years
2030, 2040, and 2050.
Equinor expects greenhouse gas emission costs to
increase from current levels and to have a wider
geographical range than today. Equinor recognizes
CO₂-related costs in Norway, the UK and Germany for
its own operated assets, as well as in Canada for
partner-operated assets.
The CO₂ tax assumptions used in the impairment
assessments of Norwegian upstream assets are based
on Norway’s Climate Action Plan for the period
2021-2030 (Meld. St 13 (2020-2021)), assuming a
gradual increase to the CO₂-related cost in Norway to
2,000 NOK/tonne (real 2020) in 2030 (the total of EU
ETS + Norwegian CO₂).
Equinor 2025 Annual Report on Form 20-F  89
Sensitivity table
The table below compares management’s price assumptions to the NZE Scenario price set and presents an illustrative impairment amount from applying the NZE Scenario prices to Equinor’s portfolio. Refer to section 3.2 E1 Climate change in the 2025 Annual Report for more details about the scenarios presented in the IEA’s WEO 2025.
An increase in systemic climate risk may result in higher discount rates used in impairment calculations. Refer to note 14
Impairments for general sensitivity analysis on discount rates and commodity prices.

	Management's price assumptions1)		Net Zero Emissions (NZE) by 2050 Scenario4)
Brent blend, 2035	75	USD/bbl	33	USD/bbl
Brent blend, 2050	72	USD/bbl	25	USD/bbl
TTF, 2035	9.4	USD/MMBtu	4.3	USD/MMBtu
TTF, 2050	10.5	USD/MMBtu	4.1	USD/MMBtu
EU ETS2), 3), 2035	140	USD/tCO2	185	USD/tCO2
EU ETS2), 3), 2050	191	USD/tCO2	257	USD/tCO2
Illustrative potential impairment (USD)			~1	billion

1)	Management’s future commodity price assumptions applied when estimating value in use, see note 14 Impairments for additional years disclosed.
2)	Scenario: Price of CO₂ quotas in advanced economies with net zero pledges, not including any other CO₂ taxes.
3)	Management’s EU ETS price assumptions have been translated from EUR to USD using Equinor’s assumptions for currency rates, EUR/USD = 1.15
4)
An IEA WEO scenario where the world follows a potential path towards limiting global warming to 1.5 °C relative to pre-industrial levels. Values are adjusted for inflation and presented in 2025 real terms.

The illustrative potential impairment from applying the NZE Scenario price set, excludes MMP’s trading and refinery activities, as well as Equinor’s renewable assets and low-carbon projects. This is because the IEA’s WEO scenarios primarily stress oil and gas prices, with limited consideration of the potential impact these prices have on trading and refinery margins. For most MMP assets, margin movements are not directly correlated to oil and gas price fluctuations, and for many of Equinor’s renewable assets, prices are fixed in offtake contracts and therefore not directly sensitive to power prices. Furthermore, the MMP and REN segments represent around 15% of Equinor’s total non-current segment assets and equity accounted investments, as disclosed in note 5 Segments. Based on this, these assets would not have a material effect on the illustrative potential impairment calculation, if included.
Robustness of Equinor’s portfolio and risk of stranded assets
The transition to renewable energy, technological development, and the expected reduction in global demand for carbon-
based energy may impact the future profitability of certain upstream oil and gas assets. Equinor uses scenario analysis to outline different possible energy futures, some of which imply lower oil and natural gas prices and higher CO₂ costs. If this materialises, it could lead to a decrease in cash flow from oil and gas, and potentially reduce the economic useful life of certain assets. Equinor seeks to mitigate this risk by improving the resilience of its existing upstream portfolio, maximising the efficiency of its infrastructure on the Norwegian Continental Shelf (NCS), and optimising its international portfolio.
Equinor’s project portfolio is expected to remain robust to low oil and gas prices, and actions are in place to maintain cost discipline across the company. Equinor continues to pursue high-value barrels to enhance its portfolio through exploration and increased recovery, in addition to acquisitions and divestments, with the expectation of strong oil and gas cash flow from operations. Equinor aims to maintain capex flexibility in its current portfolio, with non-sanctioned projects representing a substantial part of the expected capex, particularly for 2027 and beyond. This approach enables capex optimisation and reprioritisation in future periods, ensuring sustained, long-term value generation.
Based on the current production profiles, approximately 78% of Equinor’s proved oil and gas reserves, as defined by the
SEC, are planned to be produced in the period 2026-2035, and more than 99% in the period 2026-2050. This implies a low exposure of Equinor’s reserves value to early cessation, particularly after 2035, and provides flexibility in adapting to changing market conditions or a shift in global energy demand. Refer to note 12 Property, plant and equipment for the definition of proved and expected oil and gas reserves.
Continued exploration for hydrocarbons is important for maintaining long-term energy deliveries. Equinor will continue to supply oil and gas beyond 2035 but anticipate that it will form an increasingly smaller proportion of its portfolio over time.
Achieving Equinor’s 2030 net 50% reduction ambition for operated scope 1 and 2 emissions will require a company-wide, co-ordinated effort to improve energy efficiency and to execute and mature abatement projects. Equinor aims to achieve a
5-15% reduction in net carbon intensity by 2030 and a 15-30% reduction by 2035, including scope 1, 2 and 3 emissions
(category 11 & 15). Equinor’s climate-related ambitions have not resulted in impairment triggers for 2025.
Equinor 2025 Annual Report on Form 20-F  90
Future exploration may be restricted by policies,
regulations, market conditions, and strategic
considerations that have not yet occurred. Should the
economic assumptions deteriorate to such an extent
that undeveloped assets controlled by Equinor do not
materialise, the assets at risk would mainly comprise
intangible assets: oil and gas prospects, signature
bonuses, and capitalised exploration costs. The total
carrying value is USD 3.8 billion in 2025, of which USD
1.5 billion is in E&P Norway and USD 2.3 billion is in
E&P International (USD 3.6 billion in 2024, with USD
1.1 billion in E&P Norway and USD 2.5 billion in E&P
International). See note 13 Intangible assets for further
information regarding Equinor’s intangible assets.
Timing of Asset Retirement Obligations (ARO)
No assets to date have ceased operations early as a
result of Equinor’s climate-related ambitions. However,
should the business case for Equinor’s producing oil
and gas assets change materially, this could affect the
timing of asset retirement. A shorter production timeline
would increase the carrying value of the ARO liability.
Undertaking removal five years earlier than currently
scheduled would increase the liability by approximately
USD 1.5 billion before tax and excluding assets held for
sale (approximately USD 1.1 billion in 2024), which is
mainly related to E&P Norway. See note 23 Provisions
and other liabilities for more information regarding
Equinor’s ARO, including discount rate sensitivity and
the expected timing of cash outflows for recognised
ARO.
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
Market risk
Equinor operates in the worldwide crude oil, refined
products, natural gas, and electricity markets and is
exposed to market risks including fluctuations in
hydrocarbon prices, foreign currency rates, interest
rates, and electricity prices that can affect the revenues
and costs of operating, investing, and financing. Long
term exposures are managed at the corporate level,
whereas short term exposures are managed through
trading strategies and mandates that focus on achieving
the highest risk-adjusted returns for Equinor within the
defined mandate.
Mandates in the trading organisations within crude oil,
refined products, natural gas, and electricity are
relatively restricted compared to the total market risk of
Equinor.
Commodity price risk
Equinor’s most important long-term commodity risk
(crude oil and natural gas) is related to future market
prices as Equinor generally is to be exposed to both
upside and downside price movements. In the longer
term, also power price risk is to a large extent expected
to contribute to Equinor’s commodity price risk portfolio.
To manage short-term commodity risk, Equinor enters
into commodity-based derivative contracts, including
futures, options, over-the-counter (OTC) forward
contracts, market swaps and contracts for differences
related to crude oil, petroleum products, natural gas,
power and emissions. Equinor’s bilateral gas sales
portfolio is exposed to various price indices with a
combination of gas price markers. The term of crude oil
and refined oil products derivatives are usually less than
one year, and they are traded mainly on the Inter-

Commodity price sensitivity	At 31 December
	2025		2024
(in USD million)	-30%	+30%	-30%	+30%
Crude oil and refined products net gains/(losses)	474	(474)	881	(882)
Natural gas, electricity and CO₂ net gains/(losses)	(174)	188	(122)	210
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
Price risk sensitivities at the end of 2025 and 2024 at
30% are assumed to represent a reasonably possible
change based on the duration of the derivatives. Since
none of the derivative financial instruments included in
the table below are part of hedging relationships, any
changes in the fair value would be recognised in the
Consolidated statement of income.
Equinor 2025 Annual Report on Form 20-F  91
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
As of 31 December 2025, the following currency risk sensitivity has been calculated by assuming a 10% reasonable possible change in the most relevant foreign currency exchange rates that impact Equinor’s financial accounts. Also as of
31 December 2024, a change of 10% in the most relevant foreign currency exchange rates was viewed as a reasonable possible change. The below sensitivity information is calculated by reference to carrying amounts of assets and liabilities as of 31 December. The impact on Shareholders equity through Profit and Loss arises from monetary balances denominated in currencies other than an entity's functional currency, whereas the impact on Shareholders equity through
Other comprehensive income arises principally from the translation of assets and liabilities of entities whose functional currency is not USD. A negative figure represents a negative equity impact/loss, while a positive figure represents a positive equity impact/gain.

Currency risk sensitivity	At 31 December 2025
(in USD million)	NOK	EUR	GBP

Impact from a 10% strengthening of given currency vs USD on:
Shareholders equity through Other comprehensive income	970	348	266
Shareholders equity through Profit and loss	(54)	(314)	(129)
Impact from a 10% weakening of given currency vs USD on:
Shareholders equity through Other comprehensive income	(970)	(348)	(266)
Shareholders equity through Profit and loss	54	314	129

Currency risk sensitivity	At 31 December 2024
(in USD million)	NOK	EUR	GBP

Impact from a 10% strengthening of given currency vs USD on:
Shareholders equity through Other comprehensive income	888	309	925
Shareholders equity through Profit and loss	84	(167)	(167)
Impact from a 10% weakening of given currency vs USD on:
Shareholders equity through Other comprehensive income	(888)	(309)	(925)
Shareholders equity through Profit and loss	(84)	167	167
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
The following interest rate risk sensitivity has been calculated by assuming a change of 100 basis points as a reasonable possible change in interest rates at the end of 2025 and 2024. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates will have an estimated negative impact on net financial items in the Consolidated statement of income.

Interest risk sensitivity		At 31 December
	2025		2024
(in USD million)	- 100 basis points	+ 100 basis points	- 100 basis points	+ 100 basis points
Positive/(negative) impact on net financial items	308	(306)	262	(250)
Equinor 2025 Annual Report on Form 20-F  92
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
The following equity price risk sensitivity has been calculated, by assuming a 25% reasonable possible change in equity prices that impact Equinor’s financial accounts, based on balances at 31 December 2025. At 31 December 2024, a change of 35% in equity prices was viewed as a reasonable possible change.
The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income.

Equity price sensitivity		At 31 December
	2025		2024
(in USD million)	-25%	25%	-35%	35%
Net gains/(losses)	(1,115)	1,115	(1,234)	1,234
Liquidity risk
Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Equinor always has sufficient funds available to cover its financial obligations.
The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments made ten times per year. Trading in collateralised commodities and financial contracts also exposes Equinor to liquidity risk related to potential collateral calls from counterparties.
If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered. Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor’s non- current financial liabilities have a weighted average maturity of approximately 8 years. For more information about Equinor’s non-current financial liabilities, see note 21 Finance debt.
Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 5.0 billion, supported by 19 core banks, maturing in 2030. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2025 the facility has not been drawn upon.
The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor’s financial liabilities.

			At 31 December
	2025			2024
(in USD million)	Non- derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non- derivative financial liabilities	Lease liabilities	Derivative financial liabilities
Year 1	17,445	1,285	248	22,266	1,363	673
Year 2 and 3	7,222	1,161	307	5,723	1,299	643
Year 4 and 5	4,847	447	305	3,415	494	480
Year 6 to 10	10,119	546	749	6,174	488	1,156
After 10 years	9,176	594	215	10,355	315	425
Total specified	48,809	4,033	1,823	47,933	3,959	3,377
Equinor 2025 Annual Report on Form 20-F  93
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
represents less than 1% of the total reported trade and other receivables. A provision has been recognised for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Current financial receivables1)	Trade and other receivables2)	Non-current derivative financial instruments	Current derivative financial instruments

At 31 December 2025
Investment grade, rated A or above	260	2,547	2,169	550	318
Other investment grade	—	9	4,663	50	163
Non-investment grade or not rated	458	170	3,987	419	186

Total financial assets	718	2,726	10,819	1,020	667

At 31 December 2024
Investment grade, rated A or above	208	4,448	3,764	308	640
Other investment grade	3	17	5,286	—	223
Non-investment grade or not rated	531	404	4,541	340	161

Total financial assets	743	4,868	13,591	648	1,024
1) Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.

2) For more information about Trade and other receivables, see note 18 Trade and other receivables.
Equinor 2025 Annual Report on Form 20-F  94
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
settlements based on change in fair value of open derivative positions. Amounts not qualifying for offsetting consists of collateral receipts or payments which usually is settled on a gross basis. Normally these amounts will offset in a potential default situation. There exist no restrictions on collaterals received.

(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount	(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount

At 31 December 2025						At 31 December 2024
Financial assets						Financial assets
Trade and other receivables	12,690	1,870	10,819	—	10,819	Trade and other receivables	15,900	2,310	13,590	—	13,590
Current interest-bearing financial receivables and accrued interest	256	—	256	—	256	Current interest-bearing financial receivables and accrued interest	755	141	614	—	614
Collateral receivables	4,392	1,922	2,470	1,127	1,343	Collateral receivables1)	7,770	3,515	4,254	2,037	2,217
Derivative financial instruments	4,817	3,130	1,687	1,481	206	Derivative financial instruments	6,946	5,273	1,673	758	914

Total financial assets	22,154	6,922	15,232	2,608	12,624	Total financial assets	31,370	11,239	20,131	2,795	17,336

Financial liabilities						Financial liabilities
Trade payables	11,570	1,870	9,700	—	9,700	Trade payables	13,420	2,310	11,110	—	11,110
Accrued expenses and other current financial liabilities	1,807	—	1,807	—	1,807	Accrued expenses and other current financial liabilities	1,526	141	1,385	—	1,385
Collateral liabilities	3,197	1,898	1,298	1,298	—	Collateral liabilities	4,071	3,686	385	385	—
Derivative financial instruments	4,752	3,154	1,598	1,310	288	Derivative financial instruments	7,893	5,102	2,791	2,411	380

Total financial liabilities	21,325	6,922	14,403	2,608	11,795	Total financial liabilities	26,910	11,239	15,671	2,795	12,875
1) Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.

Equinor 2025 Annual Report on Form 20-F  95
Capital management
The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor’s primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor’s current long-term ratings are AA- with a stable outlook (including one notch uplift) and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody’s, respectively. In order to monitor financial robustness, a key ratio utilised by Equinor is the non- GAAP metric of “Net interest-bearing debt adjusted (ND2) to Capital employed adjusted (CE2)”
ND1 is defined as Equinor's interest-bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for balances held by Equinor's captive insurance company (amounting to USD 288 million and
USD 366 million for 2025 and 2024, respectively). CE1 is defined as Equinor's total equity (including non- controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 3,412 million and USD 3,510 million for 2025 and 2024, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and
ND2.

	At 31 December
(in USD million)	2025	2024

Net interest-bearing debt adjusted, including lease liabilities (ND1)	12,176	9,221
Net interest-bearing debt adjusted (ND2)	8,765	5,711
Capital employed adjusted, including lease liabilities (CE1)	52,674	51,601
Capital employed adjusted (CE2)	49,262	48,091

Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	23.1%	17.9%

Net debt to capital employed adjusted (ND2/CE2)	17.8%	11.9%
Note 5. Segments
Accounting policies
Equinor’s operations are organised into business areas and followed up through operating segments in order to effectively manage and execute our strategy, including the ability to measure the progress of the business against its strategic goals. The operating segments are defined based on the components of Equinor that undergo regular review by the chief operating decision maker, Equinor's Chief Executive Officer (CEO). The following reportable segments correspond to the operating segments: Exploration & Production Norway (E&P Norway), Exploration &
Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream &
Processing (MMP) and Renewables (REN). Based on materiality considerations, the remaining business areas
Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) as well as Corporate staff and functions, are aggregated into the reportable segment Other. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments are consistent with those described in these Consolidated financial statements, except for the following: movements related to changes in asset retirement obligations are excluded from the line-item Additions to PP&E, intangibles and Equity accounted investments, and provisions for onerous contracts reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
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
MMP is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas,
NGL and refined products, and includes refinery, terminals, and processing plant operation. MMP is also managing power and emissions trading and the development of transportation solutions for natural gas, liquids, and crude oil, including pipelines, shipping, trucking and rail. In addition, MMP is in charge of low carbon solutions in Equinor.
Equinor 2025 Annual Report on Form 20-F  96
REN is developing, exploring, investing in, and
operating areas within renewable energy such as
offshore wind, green hydrogen, storage solutions and
solar power.
During the fourth quarter of 2025, Equinor made
changes to its organisational structure by establishing
the new Power business area (PWR). With effect from 1
January 2026, the operating results of PWR will
undergo regular review by the chief operating decision
maker for the purpose of resource allocation, and PWR
will be presented as a reportable segment in Equinor’s
financial statements from the first quarter of 2026.
Comparable segment information will be restated. The
PWR business area is responsible for all power
activities, including Renewables (REN) and flexible
power assets from the business area Marketing,
Midstream and Processing (MMP), as well as Danske
Commodities’ power trading business.
Segment information for the years ended
31 December 2025, 2024, and 2023 are presented
below. For revenues per geographical area, please see
note 7 Total revenues and other income. For further
information on the following items affecting the
segments, please refer to the related notes: note 6
Acquisitions and disposals, note 14 Impairments, and
note 26 Other commitments, contingent liabilities, and
contingent assets.

2025 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	307	579	235	104,540	73	94	—	105,828
Revenues and other income inter-segment	33,561	4,456	4,053	288	31	33	(42,421)	—
Net income/(loss) from equity accounted investments	—	—	—	(61)	99	(19)	—	18
Other income	524	67	8	2	(10)	25	—	616

Total revenues and other income	34,392	5,102	4,296	104,769	192	132	(42,421)	106,462

Purchases [net of inventory variation]	—	(25)	—	(97,243)	(8)	(1)	42,112	(55,164)
Operating, selling, general and administrative expenses	(3,834)	(2,217)	(1,477)	(5,190)	(396)	(199)	536	(12,778)
Depreciation and amortisation	(5,697)	(1,318)	(1,705)	(919)	(47)	(151)	—	(9,838)
Net impairment (losses)/reversals	(173)	(851)	(385)	283	(1,355)	—	—	(2,481)
Exploration expenses	(567)	(222)	(60)	—	—	—	—	(849)

Total operating expenses	(10,271)	(4,633)	(3,628)	(103,069)	(1,806)	(351)	42,648	(81,109)

Net operating income/(loss)	24,121	470	668	1,700	(1,614)	(219)	227	25,352

Additions to PP&E, intangibles and equity accounted investments	7,366	8,224	1,199	1,142	2,837	124	—	20,892

Balance sheet information
Equity accounted investments	4	5,574	—	693	2,039	193	—	8,504
Non-current segment assets	32,170	13,644	11,825	3,899	4,772	881	—	67,192
Non-current assets not allocated to segments								17,092

Total non-current assets (excl. assets classified as held for sale)								92,787
Equinor 2025 Annual Report on Form 20-F  97

2024 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	239	635	263	101,208	72	86	(1)	102,502
Revenues and other income inter-segment	33,296	5,891	3,664	507	20	32	(43,409)	-
Net income/(loss) from equity accounted investments	-	13	-	(59)	100	(6)	-	49
Other income	108	804	30	136	124	21	-	1,223

Total revenues and other income	33,643	7,343	3,957	101,792	317	133	(43,410)	103,774

Purchases [net of inventory variation]	-	85	-	(92,789)	-	-	42,664	(50,040)
Operating, selling, general and administrative expenses	(3,612)	(2,123)	(1,142)	(4,919)	(687)	(44)	742	(11,786)
Depreciation and amortisation	(4,890)	(2,064)	(1,607)	(949)	(34)	(140)	-	(9,684)
Net impairment (losses)/reversals	(64)	-	-	191	(271)	(7)	-	(151)
Exploration expenses	(513)	(496)	(176)	-	-	-	-	(1,185)

Total operating expenses	(9,078)	(4,597)	(2,925)	(98,466)	(993)	(193)	43,406	(72,846)

Net operating income/(loss)	24,564	2,746	1,031	3,326	(676)	(60)	(4)	30,927

Additions to PP&E, intangibles and equity accounted investments	6,285	3,191	3,862	953	2,153	250	—	16,695

Balance sheet information
Equity accounted investments	4	-	-	768	1,530	168	2	2,471
Non-current segment assets	26,695	14,662	12,490	3,259	3,138	971	-	61,214
Non-current assets not allocated to segments								14,261

Total non-current assets (excl. assets classified as held for sale)								77,946
Equinor 2025 Annual Report on Form 20-F  98

2023 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total group

Revenues third party	230	993	277	105,242	20	85	—	106,848
Revenues and other income inter-segment	37,999	6,009	4,009	633	12	33	(48,695)	—
Net income/(loss) from equity accounted investments	—	28	—	12	(33)	(8)	—	(1)
Other income	111	1	32	23	18	142	—	327

Total revenues and other income	38,340	7,032	4,319	105,908	17	253	(48,695)	107,174

Purchases [net of inventory variation]	—	(70)	—	(95,769)	—	(1)	47,665	(48,175)
Operating, selling, general and administrative expenses	(3,759)	(2,176)	(1,178)	(4,916)	(462)	(201)	893	(11,800)
Depreciation and amortisation	(4,429)	(2,123)	(1,779)	(897)	(12)	(133)	—	(9,373)
Net impairment (losses)/reversals	(588)	(310)	290	(343)	(300)	(10)	—	(1,260)
Exploration expenses	(476)	(20)	(299)	—	—	—	—	(795)

Total operating expenses	(9,253)	(4,700)	(2,966)	(101,925)	(774)	(345)	48,558	(71,404)

Net operating income/(loss)	29,087	2,332	1,353	3,984	(757)	(92)	(137)	35,770

Additions to PP&E, intangibles and equity accounted investments	5,939	4,376	1,206	844	2,007	128	—	14,500

Balance sheet information
Equity accounted investments	3	—	—	783	1,665	57	—	2,508
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	—	64,530
Non-current assets not allocated to segments								14,487

Total non-current assets (excl. assets classified as held for sale)								81,525
Equinor 2025 Annual Report on Form 20-F  99

Non-current assets by country
	At 31 December
(in USD million)	2025	2024

Norway1)	35,932	30,017
USA	16,472	15,638
Brazil	10,234	11,487
UK2)	7,349	1,641
Angola	1,248	1,159
Poland	1,088	644
Canada	1,015	1,019
Argentina	985	822
Denmark	768	770
Germany	301	287
Other	303	202

Total non-current assets3)	75,695	63,686

1) Increase is mainly due to weakening of USD versus NOK.
2) This increase mainly relates to the Adura transaction, for more information please see note 6.
3) Excluding deferred tax assets, pension assets and non-current financial assets (non-current assets that are not allocated to segments). Non-current assets are attributed to the country of operations and do not include assets classified as held for sale.

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
Conversely, acquisition of producing assets have generally been accounted for as business acquisitions.
Equinor 2025 Annual Report on Form 20-F  100
Accounting judgement regarding partial
divestments
The accounting policy for partial divestments of
subsidiaries is based on careful consideration of
the requirements and scope of IFRS 10
Consolidated Financial Statements and IAS 28
Investments in Associates and Joint Ventures. The
assessment requires judgement on a case-by-case
basis, considering the substance of the
transactions and the nature of the retained interest.
In evaluating the IFRS Accounting Standards’
requirements, Equinor notes considerations related
to several relevant and similar issues that are under
review by the IASB.
As a general policy, when Equinor loses control
over a subsidiary that does not constitute a
business, Equinor recognises only the gain or loss
attributable to the divested portion. When the
subsidiary constitutes a business, Equinor
recognises the full gain or loss. Since IFRS does
not explicitly address the accounting for partial
disposals of subsidiaries that do not constitute a
business, the policy is considered to provide more
relevant and reliable information by reflecting the
economic substance of transactions. This approach
is applied consistently across similar transactions
and will be reassessed in light of any future IASB
developments.
2025
Acquisitions and disposals
Swap with Petoro in the Haltenbanken area
On 1 January 2025, Equinor closed a transaction with
Petoro to swap ownership interests in the Haltenbanken
area. Equinor increased its ownership interests primarily
in the Heidrun field (from 13.0% to 34.4%) and reduced
its interests primarily in the Tyrihans field (from 58.8% to
36.3%) and the Johan Castberg field (from 50.0% to
46.3%). No cash consideration was involved. The
purpose of the transaction was to align ownership
interests in the licenses to maximise resource
utilisation. The assets acquired and liabilities assumed
were recognised in accordance with the principles in
IFRS 3 Business Combinations within the E&P Norway
segment, mainly as property, plant, and equipment
(USD 610 million), goodwill (USD 476 million) and
deferred tax liability (USD 381 million). The swap
resulted in a gain of USD 491 million, reported as Other
Income in the Consolidated statement of income.
Joint venture agreement with Shell in the UK
On 1 December 2025, Equinor closed an agreement
with Shell to merge their UK upstream businesses and
establish a joint venture, named Adura. The parties hold
a 50% equity interest each. Selected UK North Sea
upstream fields, associated licences and infrastructure
have been transferred by both parties to Adura,
including Equinor’s interests in Rosebank, Mariner and
Buzzard. The joint venture is accounted for under the
equity method from the date of transaction completion.
Adura is recognised at fair value of USD 5,574 million.
The estimated fair value of performance based
contingent consideration and interim period
settlement have been included in the loss of USD 174
million recognised within the E&P International segment
in the fourth quarter 2025 and presented in the line-item
Operating expenses in the Consolidated statement of
income. An impairment loss of USD 650 million was
recognised in third quarter 2025, presented within the
line-item Depreciation, amortisation and net
impairments in the Consolidated statement of income.
The valuation of the notional Purchase Price Allocation
and the final interim period settlement have not been
completed by the date the report was approved for
issuance by the Board of Directors.
Divestment of 40% interest in the Peregrino field in
Brazil
On 11 November 2025, Equinor closed a transaction
with Prio Tigris Ltda., a subsidiary of PRIO SA, to sell its
40% operated interest in the Peregrino field in Brazil as
part of the ongoing optimisation of Equinor’s
international upstream portfolio. Following this
transaction, PRIO assumed full operatorship of the field.
The total cash consideration net of interim period
adjustments amounted to USD 1,795 million, of which
USD 1,555 million was received at closing. A loss of
USD 75 million has been recognised within the E&P
International segment in the fourth quarter as Operating
expenses in the Consolidated statement of income.
Held for sale
Sale of remaining interests in the Peregrino field in
Brazil
Equinor has also agreed to sell its remaining 20%
interest in the Peregrino field. The sale is expected to
be completed within 2026, subject to regulatory and
legal approvals. The net assets classified as held for
sale were measured at fair value at the end of the fourth
quarter, leading to an impairment of USD 200
million. This is mainly due to earnings during a longer
than anticipated interim period, that will be deducted
from the agreed consideration at closing. As of 31
December 2025, assets held for sale amounted to USD
906 million, and liabilities directly associated with the
assets held for sale amounted to USD 179 million.
Peregrino is part of the E&P International segment.
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
On 31 December 2024, Equinor closed a transaction to
acquire an additional non-operated interest in the
Northern Marcellus shale formation in Pennsylvania in
Equinor 2025 Annual Report on Form 20-F  101
the US from EQT Corporation (EQT). Following the
transaction, Equinor increased its average working
interest from 25.7% to 40.7% in certain Expand Energy-
operated Northern Marcellus gas units continuing high-
grading the US portfolio. Equinor paid a cash
consideration of USD 1,242 million to EQT. The assets
acquired and liabilities assumed were recognised in
accordance with the principles in IFRS 3 Business
Combinations within the E&P USA segment, mainly as
property, plant, and equipment (USD 1365 million).
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
2023, upon classification as held for sale, presented
within the line item Depreciation, amortisation and net
impairments in the Consolidated statement of income.
Equinor 2025 Annual Report on Form 20-F  102
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
Sales and purchases of physical commodity and
power volumes are presented on a gross basis as
Revenues from contracts with customers and
Purchases [net of inventory variation] respectively in
the Consolidated statement of income. When the
contracts are deemed financial instruments or part of
Equinor’s trading activities, they are settled and
presented on a net basis as Other revenue.
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
Reference is made to note 27 Related parties for more
details regarding transactions performed between
Equinor and SDFI.
Equinor 2025 Annual Report on Form 20-F  103
Revenues from contracts with customers by
geographical areas
Equinor has business operations in more than 20 countries.
When attributing the line-item Revenues from contracts with
customers in 2025 to the country of the legal entity executing the sale, Norway and the USA accounted for 77% and 19%
respectively (79% and 18% respectively in 2024, and 79%
and 18% respectively in 2023). Revenues from contracts with
customers are mainly reflecting such revenues from the
reporting segment MMP.

Revenues from contracts with customers and other revenues
(in USD million)	Note	2025	2024	2023

Crude oil		58,396	58,249	56,861

Natural gas		25,288	22,192	26,386
- European gas		21,220	18,133	23,174
- North American gas		2,067	1,044	1,111
- Other incl LNG		2,001	3,015	2,102

Refined products		10,380	9,242	10,083
Natural gas liquids		7,035	7,751	8,345
Power		2,103	1,882	2,223
Transportation		1,262	1,334	1,425
Other sales		778	649	809

Total revenues from contracts with customers		105,242	101,298	106,132

Taxes paid in-kind		231	300	342
Physically settled commodity derivatives		(131)	284	1,331
Gain/(loss) on commodity derivatives		247	180	(1,041)
Change in fair value of trading inventory		(57)	148	(334)
Other revenues		296	292	418
Total other revenues		586	1,204	716

Revenues		105,828	102,502	106,848

Net income/(loss) from equity accounted investments	15	18	49	(1)
Other income	6	616	1,223	327

Total revenues and other income		106,462	103,774	107,174

Equinor 2025 Annual Report on Form 20-F  104
Note 8. Salaries and personnel expenses

(in USD millions, except average number of employees)	2025	2024	2023

Salaries1)	3,590	3,197	2,876
Pension costs2)	487	495	441
Payroll tax	497	538	511
Other compensations and social costs	381	381	375

Total payroll expenses	4,955	4,610	4,203

Average number of employees3)	24,700	24,400	23,000

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 22 Pensions.
3) Part time employees amount to 2% for, 2025, 2% for 2024 and 2% for 2023.
Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)
	Full year
(in USD million)1)	2025	2024	2023

Current employee benefits	12.4	11.1	10.7
Post-employment benefits	0.4	0.3	0.3
Other non-current benefits	0.0	0.0	0.0
Share-based payment benefits	—	0.2	0.3

Total benefits	12.8	11.6	11.3

1) All figures in the table are presented on accrual basis.
At 31 December 2025, 2024, and 2023 there are no loans to the members of the BoD or the CEC.
Share-based compensation
Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each share they have purchased.
Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 82 million, USD 83 million, and USD 78 million related to the
2025, 2024 and 2023 programmes, respectively. For the 2026 programme (granted in 2025), the estimated compensation expense is USD 94 million. At 31 December 2025 the amount of compensation cost yet to be expensed throughout the vesting period is USD 190 million.
See note 20 Shareholders’ equity, capital distribution and earnings per share for more information about share-based compensation.
Equinor 2025 Annual Report on Form 20-F  105
Note 9. Auditor’s remuneration and Research and development expenditures

Auditor’s remuneration
	Full year
(in USD millions, excluding VAT)	2025	2024	2023

Audit fee	14.1	15.5	14.9
Audit related fee	1.8	1.7	1.2
Tax fee	—	—	—
Other service fee	0.3	0.4	—

Total remuneration	16.2	17.6	16.1
In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.6 million, USD 0.5 million and USD 0.5 million for 2025, 2024 and 2023, respectively.
Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities contribute to maximising and developing long-term value from Equinor’s assets. R&D expenditures are partially financed by partners of Equinor operated licences.
R&D expenditures including amounts charged to partners were USD 352 million, USD 348 million and USD 311 million in
2025, 2024 and 2023, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.
Note 10. Financial items

	Full year
(in USD million)	2025	2024	2023

Dividends received	139	149	218
Interest income financial investments, including cash and cash equivalents	776	1,217	1,468
Interest income non-current financial receivables	56	33	31
Interest income other current financial assets and other financial items	203	551	732

Interest income and other financial income	1,175	1,951	2,449

Interest expense bonds and bank loans and net interest on related derivatives	(1,223)	(1,211)	(1,263)
Interest expense lease liabilities	(120)	(131)	(132)
Capitalised borrowing costs	798	662	468
Accretion expense asset retirement obligations	(605)	(525)	(538)
Interest expense current financial liabilities and other financial expense	(287)	(377)	(195)

Interest expenses and other financial expenses	(1,436)	(1,582)	(1,660)

Foreign currency exchange gains/(losses) derivative financial instruments	104	586	(1,476)
Other foreign currency exchange gains/(losses)	(239)	(420)	2,327

Net foreign currency exchange gains/(losses)	(135)	166	852

Gains/(losses) financial investments	(112)	(522)	123

Gains/(losses) other derivative financial instruments	245	46	351

Net financial items	(265)	58	2,114
Equinor 2025 Annual Report on Form 20-F  106
Equinor's main financial items relate to assets and
liabilities in the fair value through profit or loss and the amortised cost categories. For more information about
financial instruments by category see note 28 Financial
instruments and fair value measurement.
Interest income financial investments, including cash
and cash equivalents includes interest income related to
balances at amortised cost of USD 671 million ,
USD 1,132 million, and USD 1,410 million for 2025,
2024 and 2023, respectively.
Interest expense bonds and bank loans and net interest
on related derivatives includes interest expenses of
USD 917 million, USD 787 million and USD 857 million
for 2025, 2024 and 2023, respectively, on financial
liabilities at amortised cost. It also includes net interest on related derivatives at fair value through profit or loss, amounting to a net interest expense of USD 306
million , USD 425 million and USD 405 million for 2025,
2024 and 2023 respectively.
Foreign currency exchange gains/(losses) derivative
financial instruments include fair value changes of
currency derivatives related to liquidity and currency
risk. Other foreign currency exchange gains/(losses)
includes a fair value gain from derivatives related to
non-current debt of USD 883 million in 2025, a loss of
USD 412 million in 2024 and a gain of USD 292 million
in 2023.
Gains/(losses) financial investments primarily include
fair value change from shares in other companies, with
a loss of USD 99 million in 2025, a loss of USD 496
million in 2024 and a gain of USD 124 million in 2023.
Gains/(losses) other derivative financial instruments
primarily include fair value changes from interest rate
related derivatives, with a gain of USD 232 million,
USD 33 million and USD 332 million in 2025, 2024 and
2023 respectively.
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
The carrying values of income tax related assets and
liabilities are based on Equinor's interpretations of
applicable laws, regulations and relevant court
decisions. The quality of these estimates, including
the most likely outcomes of uncertain tax treatments,
is dependent upon
proper application of at times very complex sets of
rules, the recognition of changes in applicable rules
and, in the case of deferred tax assets,
management's ability to project future earnings from
activities that may apply loss carry forward positions
against future income taxes. Climate-related matters
and the transition to carbon-neutral energy-
consumption globally have increased the uncertainty
in determining key business assumptions used to
assess the recoverability of deferred tax assets
through sufficient future taxable income before tax
losses expire.
Equinor 2025 Annual Report on Form 20-F  107

Significant components of income tax expense
	Full year
(in USD million)	2025	2024	2023

Current income tax expense in respect of current year	(19,930)	(20,063)	(24,028)
Prior period adjustments	(105)	76	(121)

Current income tax expense	(20,035)	(19,987)	(24,149)

Origination and reversal of temporary differences	580	(1,931)	(1,529)
Recognition/Derecognition of previously (un)recognised deferred tax assets	(454)	60	(137)
Change in tax regulations	(276)	(34)	4
Prior period adjustments	155	(264)	(169)

Deferred tax income/(expense)	5	(2,169)	(1,831)

Income tax	(20,030)	(22,157)	(25,980)
Changes to tax regimes
UK
The UK introduced the Energy Profits Levy (EPL) in
May 2022 at 25%, increasing to 35% from
January 2023. The levy applies to oil and gas profits
from UK and UK Continental Shelf operations, on top of
existing profit‑based taxes. From January 2023, the
combined tax rate for oil and gas companies was 75%.
Following the UK General Election, the EPL rate
increased to 38% from 1 November 2024 and was
extended to 31 March 2030. The 29% investment
allowance was removed from the same date.
On 26 November 2025 British authorities announced
the Oil and Gas Price Mechanism (OGPM), replacing
the EPL from 2030. The OGPM will apply a 35% tax on
revenues above benchmark prices of $90/bbl for oil and
90p/therm for gas, with annual uplifts from April 2027.
Further details will follow in 2026.
Equinor 2025 Annual Report on Form 20-F  108

Reconciliation of statutory tax rate to effective tax rate
	Full year
(in USD million)	2025	2024	2023

Income/(loss) before tax	25,088	30,986	37,884

Calculated income tax at statutory rate1)	(5,456)	(7,673)	(8,833)
Calculated Norwegian Petroleum tax2)	(13,942)	(14,611)	(17,226)
Tax effect uplift3)	194	216	160
Tax effect of permanent differences regarding divestments4)	(241)	426	82
Tax effect of permanent differences caused by functional currency different from tax currency	(524)	374	5
Tax effect of other permanent differences	(184)	81	453
Recognition/Derecognition of previously (un)recognised deferred tax assets5)	(454)	60	(137)
Change in unrecognised deferred tax assets	(10)	(132)	(29)
Change in tax regulations	(276)	(34)	4
Prior period adjustments	50	(188)	(290)
Other items including foreign currency effects	813	(677)	(169)

Income tax	(20,030)	(22,157)	(25,980)

Effective tax rate	79.8%	71.5%	68.6%
1)The weighted average of statutory tax rates was 21.7% in 2025, 24.8% in 2024 and 23.3% in 2023. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2)The Norwegian petroleum income is taxable at a tax rate of 71.8% after deducting a calculated 22% corporate tax.
3)As from 2023 the uplift deduction for investments on NCS has been abolished except for asset investments that fall under the temporary rules enacted under the Covid-19 pandemic. For investments with PUD submitted to the authorities before 31 December 2022 the rules allow a direct deduction of the whole uplift in the year the capital expenditure is incurred. In 2024 the rate was 12.4% and this rate did not change in 2025.
4)Impairment of USD 650 million is included in the amount
5)Equinor performs its assessment on DTA recognition based on sources of income such as the reversal pattern of taxable timing differences and projections of taxable income and recognises the amount of deferred tax assets that is probable to be realised. In 2025 USD 454 million was derecognised mainly related to the UK, compared to a recognition of USD 60 million in 2024 mainly related to updated cash flow forecast for Angola,
Equinor 2025 Annual Report on Form 20-F  109

Deferred tax assets and liabilities comprise
(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total

Deferred tax assets	4,283	478	8,338	1,178	575	258	1,511	16,621
Deferred tax liabilities	(4)	(25,574)	—	(2)	(6)	(157)	(349)	(26,092)

Net asset/(liability) at 31 December 2025	4,279	(25,096)	8,338	1,176	569	101	1,162	(9,471)

Deferred tax assets	7,936	520	6,928	1,180	535	406	1,235	18,741
Deferred tax liabilities	—	(23,724)	—	(2)	(5)	(313)	(805)	(24,849)

Net asset/(liability) at 31 December 2024	7,936	(23,204)	6,928	1,178	530	93	430	(6,108)

Changes in net deferred tax liability during the year were as follows:
(in USD million)	2025	2024	2023

Net deferred tax liability at 1 January	6,108	5,485	3,179
Charged/(credited) to the Consolidated statement of income	(5)	2,169	1,831
Charged/(credited) to Other comprehensive income	29	239	(66)
Acquisitions and disposals1)	1,868	(423)	981
Foreign currency translation effects and other effects	1,471	(1,362)	(440)

Net deferred tax liability at 31 December	9,471	6,108	5,485
1) Changes in 2025 are mainly due to the joint venture agreement with Shell in the UK.
Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.
After netting deferred tax assets and liabilities by fiscal entity and reclassification to Assets held for sale, deferred taxes are presented on the Consolidated balance sheet as follows:

	At 31 December
(in USD million)	2025	2024

Deferred tax assets	5,053	4,900
Deferred tax liabilities	14,524	12,726
Net deferred tax asset/(liability) classified as held for sale	—	1,717
Equinor 2025 Annual Report on Form 20-F  110
Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2025, the deferred tax assets of
USD 5,053 million were primarily recognised in the US, Norway, Angola, Canada and Brazil. Of this amount, USD 1,833 million was recognised in entities which have suffered a tax loss in either the current or the preceding period. The corresponding amounts for 2024, were USD 6,850 million and USD 3,553 million, respectively. The tax losses will be utilised through reversal of taxable temporary differences and future taxable income, mainly from production of oil and gas. Around 90% of the tax losses carried forward and recognised as deferred tax assets are expected to be fully utilised within 10 years.

Unrecognised deferred tax assets
		At 31 December
	2025		2024
(in USD million)	Basis	Tax	Basis	Tax

Deductible temporary differences	4,889	1,207	2,267	924
Unused tax credits	—	234	—	189
Tax losses carried forward	5,696	1,382	4,456	1,051

Total unrecognised deferred tax assets	10,585	2,823	6,723	2,164
Approximately 93% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the unrecognised tax losses that cannot be carried forward indefinitely expire after 2027. The unrecognised tax credits expire mainly from 2030, while the unrecognised deductible temporary differences do not expire under the current tax legislation.
Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.
At year-end 2025, unrecognised deferred tax assets in Angola, the UK and Canada represents USD 681 million, USD 526 million and USD 456 million, respectively, of the total unrecognised deferred tax assets of USD 2,823 million. Similar amounts for 2024 were USD 650 million in Angola, USD 117 million in the UK and USD 401 million in Canada of a total of
USD 2,164 million. The remaining unrecognised deferred tax assets originate from several different tax jurisdictions.
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
significant in relation to the total cost of the item is depreciated separately. For exploration and production assets,
Equinor has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.
Equinor 2025 Annual Report on Form 20-F  111
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
in accordance with the Norwegian resource
classification system issued by the Norwegian Offshore
Directorate.
Equinor 2025 Annual Report on Form 20-F  112

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets4)	Total

Cost at 1 January 2025	1,446	154,917	7,486	660	17,354	7,514	189,377

Additions through business acquisition7)	—	610	195	—	—	—	805
Additions and transfers6)	74	15,212	548	34	(3,351)	1,023	13,540
Changes in asset retirement obligations	—	1,243	—	—	153	—	1,397
Disposals at cost	(1)	(5,870)	—	(14)	(16)	(914)	(6,815)
Assets reclassified to held for sale7)	—	(2,744)	—	—	—	4	(2,739)
Foreign currency translation effects	60	12,025	632	26	728	215	13,685

Cost at 31 December 2025	1,578	175,393	8,860	707	14,869	7,843	209,249

Accumulated depreciation and impairment at 1 January 2025	(1,175)	(121,661)	(6,470)	(349)	(76)	(4,087)	(133,817)
Depreciation	(53)	(8,361)	(253)	(28)	—	(1,118)	(9,813)
Impairment5)	—	(362)	—	(17)	(428)	(220)	(1,027)
Reversal of impairment5)	2	—	278	—	18	—	299
Transfers6)	(1)	(7)	—	(1)	—	(134)	(143)
Accumulated depreciation and impairment on disposed assets	1	3,885	—	14	—	911	4,811
Accumulated depreciation and impairment on assets classified as held for sale7)	1	1,749	—	—	—	(4)	1,745
Foreign currency translation effects	(32)	(9,408)	(491)	(11)	(10)	(112)	(10,063)

Accumulated depreciation and impairment at 31 December 2025	(1,258)	(134,165)	(6,935)	(391)	(495)	(4,764)	(148,008)

Carrying amount at 31 December 2025	320	41,227	1,925	315	14,374	3,079	61,241

Estimated useful lives (years)	3 - 20	UoP1)	15 - 30	10 - 33²⁾		1 - 33³⁾
Equinor 2025 Annual Report on Form 20-F  113

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets	Total

Cost at 1 January 2024	1,438	170,911	8,105	591	14,097	7,050	202,191

Additions through business acquisition7)	—	2,062	—	—	157	—	2,219
Additions and transfers6)	79	5,817	55	99	5,866	1,239	13,155
Changes in asset retirement obligations	—	(183)	—	—	110	—	(73)
Disposals at cost	(30)	(6,538)	(88)	(5)	(188)	(537)	(7,385)
Assets reclassified to held for sale7)	(1)	(6,679)	—	(8)	(1,831)	(66)	(8,585)
Foreign currency translation effects	(40)	(10,473)	(585)	(17)	(857)	(172)	(12,145)

Cost at 31 December 2024	1,446	154,917	7,486	660	17,354	7,514	189,377

Accumulated depreciation and impairment at 1 January 2024	(1,188)	(131,325)	(6,780)	(337)	(117)	(3,623)	(143,369)
Depreciation	(48)	(8,272)	(202)	(29)	—	(1,105)	(9,656)
Impairment5)	—	(64)	—	—	—	(7)	(71)
Reversal of impairment5)	2	158	7	—	25	—	191
Transfers6)	—	(2)	—	—	2	—	—
Accumulated depreciation and impairment on disposed assets	29	5,154	70	3	3	544	5,804
Accumulated depreciation and impairment on assets classified as held for sale7)	—	4,318	—	4	—	23	4,346
Foreign currency translation effects	30	8,372	435	9	10	82	8,939

Accumulated depreciation and impairment at 31 December 2024	(1,175)	(121,661)	(6,470)	(349)	(76)	(4,087)	(133,817)

Carrying amount at 31 December 2024	271	33,255	1,016	312	17,278	3,428	55,560

Estimated useful lives (years)	3 - 20	UoP1)	15 - 30	10 - 33²⁾		1 - 20³⁾

1) Depreciation according to unit of production method.
2) Land is not depreciated. Buildings include leasehold improvements.
3) For depreciation method, see note 25 Leases.
4) Right of use assets at 31 December 2025 mainly consist of Land and buildings USD 1,083 million, Vessels USD 1,170 million and Drilling rigs USD 458 million.
5) See note 14 Impairments.
6) The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2025 and 2024 amounted to USD 230 million and USD 240 million, respectively.
7) For additions through business acquisition and assets reclassified to held for sale, see note 6 Acquisitions and disposals.

Equinor 2025 Annual Report on Form 20-F  114
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
For exploration and evaluation asset acquisitions (farm-
in arrangements) in which Equinor has decided to fund
a portion of the selling partner's exploration and/or
future development expenditures (carried interests),
these expenditures are reflected in the Consolidated
financial statements as and when the exploration and
development work progresses.
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
derecognised or impaired in the period may materially
affect the carrying values of these assets and
consequently, the operating income for the period.
Equinor 2025 Annual Report on Form 20-F  115

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill2)	Other	Total

Cost at 1 January 2025	1,147	2,438	1,443	1,206	6,234
Additions through business acquisition3)	—	—	475	—	475
Additions	431	7	—	30	468
Disposals at cost	(4)	(13)	(5)	(46)	(69)
Transfers	(52)	(178)	—	22	(208)
Assets reclassified to held for sale3)	—	—	(3)	—	(3)
Expensed exploration expenditures previously capitalised	(119)	(36)	—	—	(155)
Impairment of goodwill	—	—	(288)	—	(288)
Foreign currency translation effects	104	65	215	53	438

Cost at 31 December 2025	1,508	2,283	1,838	1,265	6,893

Accumulated amortisation and impairment at 31 December 2025¹⁾				(942)	(942)

Carrying amount at 31 December 2025	1,508	2,283	1,838	322	5,950
Equinor 2025 Annual Report on Form 20-F  116

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total

Cost at 1 January 2024	1,169	2,036	1,733	1,072	6,010
Additions through business acquisition3)	—	504	71	—	574
Additions	299	151	29	202	681
Disposals at cost	(6)	(103)	—	(4)	(113)
Transfers	(145)	(94)	(1)	—	(240)
Assets reclassified to held for sale3)	—	(7)	(276)	—	(282)
Expensed exploration expenditures previously capitalised	(76)	5	—	—	(71)
Foreign currency translation effects	(94)	(54)	(113)	(64)	(326)

Cost at 31 December 2024	1,147	2,438	1,443	1,206	6,234

Accumulated amortisation and impairment at 31 December 2024¹⁾				(580)	(580)

Carrying amount at 31 December 2024	1,147	2,438	1,443	626	5,654

1) The increase from 2024 to 2025 mainly relates to impairment, see note 14 Impairments.
2) Carrying amount goodwill at 31 December 2025 mainly consists of technical goodwill related to business acquisitions in 2019, of which USD 538 million in the Exploration & Production Norway area and USD 468 million in the Marketing Midstream & Processing area. The carrying amount also contain goodwill USD 383 million in Exploration & Production Norway related to an acquisition in 2025.

3) For additions through business acquisition and assets reclassified to held for sale, see note 6 Acquisitions and disposals.

Equinor 2025 Annual Report on Form 20-F  117
The table below shows the ageing of capitalised exploration expenditures.

(in USD million)	2025	2024

Less than one year	480	366
Between one and five years	541	443
More than five years	487	338

Total capitalised exploration expenditures	1,508	1,147
The table below shows the components of the exploration expenses.

	Full year
(in USD million)	2025	2024	2023

Exploration expenditures	1,126	1,402	1,275
Expensed exploration expenditures previously capitalised	155	71	(53)
Capitalised exploration	(432)	(288)	(427)

Exploration expenses	849	1,185	795
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
(intangible exploration assets) or development and
producing assets (property, plant and equipment and
other intangible assets), respectively.
Equinor 2025 Annual Report on Form 20-F  118
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
The estimated future cash flows are adjusted for risks
specific to the asset or CGU and discounted using a
real post-tax discount rate based on Equinor's post-tax
weighted average cost of capital (WACC). Country risk
specific to a project is included as a monetary
adjustment to the projects’ cashflow. Equinor considers
country risk primarily as an unsystematic risk. The cash
flow is adjusted for risk that influences the expected
cash flow of a project and which is not part of the
project itself. The use of post-tax discount rates in
determining value in use does not result in a materially
different determination of the need for, or the amount of,
impairment that would be required if pre-tax discount
rates had been used.
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
forward price curves, in estimating production outputs,
and in determining the ultimate terminal value of an
asset.
Equinor 2025 Annual Report on Form 20-F  119

Net impairments/(reversal of impairments)
	Full year
(in USD million)	2025	2024	2023

Property, plant and equipment	728	(120)	641
Intangible assets	603	265	—
Assets classified as held for sale	850	—	310
Equity accounted investments	2	6	309
Other	298	—	—

Total net impairments/(reversals) excluding exploration expenses	2,481	151	1,260
The intangible assets line includes Goodwill and amortisable intangible assets. Impairments classified as Exploration expenses in the Consolidated statement of income are excluded.
For impairment purposes, the asset’s carrying amount is compared to its recoverable amount. The recoverable amount is established based on a value in use approach unless otherwise stated below the table. The table below describes, per area, the Producing and development assets being impaired/(reversed), net impairment/(reversal), and the carrying amount after impairment.

	At 31 December 2025		At 31 December 2024		At 31 December 2023
(in USD million)	Carrying amount after impairment	Net impairment loss/ (reversal)	Carrying amount after impairment	Net impairment/ (reversal)	Carrying amount after impairment	Net impairment/ (reversal)

Exploration & Production Norway	1,505	173	117	64	886	588
Exploration & Production Brazil	—	200	—	—	—	—
Exploration & Production USA - offshore	1,315	385	—	—	1,165	(290)
Europe and Asia	—	651	—	—	—	310
Marketing, Midstream & Processing	1,591	(283)	95	(158)	949	343
Renewables USA - offshore	3,337	1,101	82	50	134	300
Renewables - other	552	254	821	221	—	—
Other	—	—	23	(26)	112	10

Total	8,300	2,481	1,138	151	3,245	1,261
Equinor 2025 Annual Report on Form 20-F  120
Exploration & Production Norway
In 2023, the impairment mainly related to reduced expected reserves on a producing asset on the Norwegian Continental
Shelf.
Exploration & Production USA - offshore
In 2025, the impairments related to producing assets in the Gulf of America following reduced production estimates, increased cost estimates and lower price assumptions. In 2023, the impairment reversal mainly related to increased expected reserves on a producing asset.
Exploration & Production International - Europe and Asia
In 2025 the impairment related to assets in the UK classified as held for sale and measured at fair value, due to an update of expected future commodity price assumptions. See note 6 Acquisitions and disposal. In 2023, the impairment related to the held for sale reclassification of Azerbaijan assets.
Marketing, Midstream & Processing
In 2025, the net impairment reversal mainly related to increased refinery margin assumptions combined with extended economic lifetime of the relevant asset. In 2023, the impairment mainly related to expectations of stabilizing refinery margins at a lower level than the margins consumed in recent periods.
Renewables USA – Offshore
In 2025, impairments mainly related to Equinor’s offshore wind projects on the US North East Coast. Regulatory changes leading to reduced expected synergies from future offshore wind projects and increased exposure to tariffs impacted the project economics for the combined cash generating unit encompassing Empire Wind 1 (EW1) and South Brooklyn
Marine Terminal (SBMT) negatively, as well as the undeveloped Empire Wind 2 project. A discount rate of 3% real post-
tax was applied.
There is an increased risk associated with offshore wind projects in the U.S., including the development of the Empire
Wind project. The Bureau of Ocean Energy Management issued a second stop work order on 22 December 2025 (the
Order), ordering the suspension of ongoing activities on the Outer Continental Shelf citing national security concerns.
Empire Offshore Wind LLC has filed a lawsuit challenging the validity of the Order. Furthermore, on 15 January 2026, the
U.S. District Court for the District of Columbia granted a preliminary injunction allowing construction to resume while the underlying case is considered. The injunction enables work to continue without significant delays or adverse financial consequences for the project. The case is still ongoing. On 31 December 2025, the gross book value of Equinor’s assets related to the Empire Wind project was around USD 3.7 billion, including SBMT. In addition, the total amount drawn under the project finance term loan facility per 31 December 2025 was USD 2.7 billion.
In 2023, Equinor’s offshore wind projects on the US North East Coast were facing increased costs and in October 2023, the New York State Public Service Commission (PSC) rejected price increase petitions related to the offtake agreement with Equinor’s equity accounted joint ventures. As a consequence, an impairment of USD 300 million was recognised applying a fair value approach.
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
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+, and other factors. Such analysis resulted in changes in the long- term price assumptions with effect from the third quarter of 2025. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the second quarter of 2024 and up to and including the second quarter of 2025 are provided in brackets.

Year
Prices in real terms1)	2030		2040		2050

Brent Blend (USD/bbl)	75	(80)	75	(75)	72	(70)
European gas (USD/MMBtu) - TTF	7.8	(8.3)	9.4	(9.5)	10.5	(9.5)
Henry Hub (USD/MMBtu)	4.3	(4.3)	4.3	(4.5)	5.3	(4.5)
Electricity Germany (EUR/MWh)	72	(71)	76	(74)	76	(74)
EU ETS (EUR/tonne)	103	(101)	139	(136)	169	(165)

1) Basis year 2025. The prices in the table are price-points on price-curves.
Equinor 2025 Annual Report on Form 20-F  121
The long-term NOK currency exchange rates are
expected to remain unchanged compared to previous
long-term assumptions. The NOK/USD rate from 2028
and onwards is kept at 10.0, the NOK/EUR rate at 11.5,
and the USD/GBP rate at 1.30.
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
The CO₂-tax assumptions used for impairment
calculations of Norwegian upstream assets are based
on Norway’s Climate Action Plan for the period
2021-2030 (Meld. St 13 (2020-2021)), assuming a
gradually increased CO₂ tax (the total of EU ETS +
Norwegian CO₂ tax) in Norway to 2,000 NOK/tonne
(real 2025) in 2030.
We apply carbon price assumptions for all Equinor’s
assets, also for assets in countries outside EU where
CO2 is not already subject to taxation or where Equinor
has not established specific estimates.
The base discount rate applied in value in use
calculations is 5.5% real after tax. The discount rate is
derived from Equinor’s weighted average cost of capital.
For projects, mainly within the REN segment in periods
with fixed low risk income, a lower discount rate will be
considered on a case-by-case basis. A pre-tax discount
rate is derived based on the asset’s characteristics,
such as specific tax treatments, cash flow profiles, and
economic life. The pre-tax rates for 2025 were 6% for
E&P USA, 4% for Renewables USA - Offshore and 7%
for MMP.
Sensitivities
Significant downward adjustments in Equinor's
commodity price assumptions would result in
impairment losses on certain producing and
development assets, including intangible assets subject
to impairment assessment, while an opposite
adjustment could lead to impairment-reversals.
Assuming a reasonably possible 30% decline in
commodity price forecasts over the assets' lifetime
could result in an illustrative impairment recognition of
approximately USD 6 billion before tax effects. See note
3 Climate change and energy transition for possible
effect of using the prices in a 1.5ºC compatible Net Zero
Emission by 2050 scenario.
Similarly, for illustrative purposes, Equinor assessed the
sensitivity of the discount rate used in the value in use
calculations for upstream producing assets and
certain related intangible assets. An increase in the
discount rate from 5.5% to 6.5% real after tax, in
isolation, would have no material impact on the
recognised impairment amount before tax effects.
The illustrative impairment sensitivities above are based
on a simplified method, which assumes no changes to
other input factors. However, Equinor notes that a price
reduction of 30% or those representing Net Zero
Emission scenario would likely impact business plans
and other factors used in estimating an asset’s
recoverable amount. The correlated changes reduce
the stand-alone impact of the price sensitivities.
Changes in such input factors would likely include a
reduction in the cost level in the oil and gas industry and
offsetting foreign currency effects, which have
historically occurred following significant changes in
commodity prices.
Equinor 2025 Annual Report on Form 20-F  122
Note 15. Joint arrangements and associates
Accounting policies
Joint operations and similar arrangements, joint
ventures and associates
A joint arrangement is a contractual arrangement
whereby Equinor and other parties undertake an
activity subject to joint control, i.e. when decisions
about the relevant activities require the unanimous
consent of the parties sharing control. Such joint
arrangements are classified as either joint operations
or joint ventures. In determining the appropriate
classification, Equinor considers the the substance of
the arrangements and whether the parties involved
have rights to substantially all the arrangement's
assets and obligations for the liabilities, or whether
the parties involved have rights to the net assets of
the arrangement. Equinor accounts for its share of
assets, liabilities, revenues and expenses in joint
operations in accordance with the principles
applicable to those particular assets, liabilities,
revenues and expenses.
Those of Equinor's exploration and production
licence activities that are within the scope of IFRS 11
Joint Arrangements have been classified as joint
operations. A considerable number of Equinor's
unincorporated joint exploration and production
activities are conducted through arrangements that
are not jointly controlled, either because unanimous
consent is not required among all parties involved, or
no single group of parties has joint control over the
activity. Licence activities where control can be
achieved through agreement between more than one
combination of involved parties are considered to be
outside the scope of IFRS 11, and these activities
are accounted for on a pro-rata basis using Equinor's
ownership share. Currently, Equinor uses IFRS 11 by
analogy for all such unincorporated licence
arrangements whether these are in scope of IFRS 11
or not
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
Under the equity method, the investment is carried on
the Consolidated balance sheet at cost plus post-
acquisition changes in Equinor’s share of net assets of
the entity, less distributions received and less any
impairment in value of the investment. Equinor also
reflects its share of the investment’s other
comprehensive income (OCI) arisen after the
acquisition. If a dividend distribution from an equity-
accounted investment exceeds its carrying amount, and
Equinor has no obligation to fund the equity accounted
investment, the excess amount is recognised as income
from the equity accounted investments. In subsequent
periods, income from the investee would only be
recognised if it exceeds the dividend already recognised
as income. If Equinor does have an obligation to fund
the equity accounted investment, Equinor recognises a
provision for the excess amount in the balance sheet.
The Consolidated statement of income reflects
Equinor’s share of the results after tax of an equity
accounted entity, adjusted to account for depreciation,
amortisation and any impairment of the equity
accounted entity’s assets based on their fair values at
the date of acquisition. In case of material differences in
accounting policies, adjustments are made in order to
bring the accounts of the equity accounted investment
in line with Equinor’s accounting policies. Net income/
loss from equity accounted investments is presented on
a separate line as part of Total revenues and other
income, as investments in and participation with
significant influence in other companies engaged in
energy-related business activities is considered to be
part of Equinor’s main operating activities.
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
Accounting judgement regarding classification of
joint arrangements
The classification of a joint arrangement as either a
joint operation or a joint venture requires significant
judgement of the facts and circumstances of the
arrangement. The assessment focuses on the rights
and obligations arising from the contractual terms
and the legal form of the arrangement. Judgement is
particularly required when the arrangement’s output
is provided to the parties and whether the liabilities of
the arrangement are, in substance, settled through
cash flows received from the parties’ purchase of the
output. These factors help determine whether the
parties have rights to the assets and obligations for
the liabilities (joint operation) or rights to the net
assets (joint venture).
Accounting judgement in assessing whether
Equinor has significant influence
Determining whether Equinor has significant
influence over an investee involves judgement,
particularly when ownership is below 20% of the
voting rights. While IAS 28 presumes no significant
influence below this threshold, the presence of
qualitative indicators – such as board representation,
participation in policymaking, material transactions
between the parties, or potential voting rights – may
support a different conclusion.
Equinor evaluates the substance of the relationship,
considering both contractual rights and governance
arrangements. This assessment is made on a case-
by-case basis
Equinor 2025 Annual Report on Form 20-F  123

Joint ventures and other equity accounted investments
(in USD million)	2025	2024

Net investments at 1 January	2,471	2,508
Net income/(loss) from equity accounted investments	18	49
Impairment	(2)	(6)
Acquisitions and increase in capital	5,977	573
Dividend and other distributions	(269)	(152)
Other comprehensive income/(loss)	270	(109)
Divestments, derecognition and decrease in paid in capital1)	(19)	(391)
Other	57	—

Net investments at 31 December	8,504	2,471
of which investment in Adura	5,574	—
1) For 2024 this is mainly related to swap of US Offshore Wind assets, see also note 6 Acquisitions and disposals.
Equity accounted investments consist of several investments, Adura is considered to be significant on individual basis.
None of the other investments are above USD 0.9 billion and none of the other investments are significant on an individual basis. Voting rights correspond to ownership share.
Significant joint venture
Adura is a joint venture with Shell where both parties hold a 50% equity interest each. The transaction was closed on 1
December 2025 and includes Equinor’s and Shell’s UK upstream businesses. The head office is located in Aberdeen,
Scotland. Adura will recognise assets and liabilities at fair value, except for deferred tax that will be recognised at nominal value. In Equinor’s Annual Report, Equinor's 50% share in Adura is recognised at fair value, including fair value of deferred tax at initial recognition. Due to the short time from closing the transaction, the Purchase Price Allocation for
Adura has not yet been established. The fair value in Equinor’s Annual Report of USD 5,574 million consists of the net of:
Property, Plant and Equipment post deferred tax and Asset Retirement Obligation of USD 3,728 million, fair value of tax loss carry forward USD 1,515 million, synergies efficiencies and other USD 331 million. Net income from Adura is not material and is included in Net income/(loss) from equity accounted investments. See also note 6 Acquisitions and disposals.
For information on Net investments per 1 January and 31 December as well as Net income/(loss) from equity accounted investments per segment, please see note 5 Segments. For information on committed investments or funding of equity accounted entities, please see note 26 Other commitments, contingent liabilities and contingent assets. For transactions with, receivables from and payables to equity accounted investments, see note 27 Related parties.
Equinor 2025 Annual Report on Form 20-F  124
Note 16. Financial investments and financial receivables

Non-current financial investments
	At 31 December
(in USD million)	2025	2024
Bonds	2,379	2,090
Listed equity securities	3,796	2,947
Non-listed equity securities	663	579

Financial investments	6,839	5,616

Bonds and equity securities relate to investment portfolios held by Equinor’s captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.
Included in listed equity securities are shares in Ørsted A/S of USD 2.5 billion and USD 1.9 billion for 2025 and 2024, respectively. In October 2025, Equinor ASA participated in Ørsted’s DKK 60 billion rights issue to maintain the 10%
ownership stake in Ørsted. The subscription of additional shares for USD 0.9 billion was settled in October 2025.

Non-current prepayments and financial receivables
	At 31 December
(in USD million)	2025	2024

Interest-bearing receivables	748	919
Prepayments and other non-interest-bearing receivables	1,326	1,261
Assets classified as held for sale1)	—	(801)

Prepayments and financial receivables	2,073	1,379
1) For assets reclassified to held for sale, see note 6 Acquisitions and disposals
Interest-bearing receivables primarily relate to loans to equity accounted companies and employees. Prepayments and other non-interest-bearing receivables mainly relate to sales of licenses and lease prepayments.
Equinor 2025 Annual Report on Form 20-F  125

Current financial investments
	At 31 December
(in USD million)	2025	2024

Time deposits	10,390	9,715
Interest-bearing securities	3,907	5,620

Financial investments	14,297	15,335
Financial investments mainly relate to investments held by Equinor ASA as part of liquidity management. At 31 December
2025, USD 288 million relates to investment portfolios held by Equinor’s captive insurance company. The corresponding balance at 31 December 2024 was USD 366 million. For information about financial instruments by category, see note 28
Financial instruments and fair value measurement.

Current prepayments and financial receivables
	At 31 December
(in USD million)	2025	2024

Interest-bearing financial receivables and accrued interest	256	614
Collateral receivables1, 2)	2,470	4,254
Total current financial receivables	2,726	4,868

Prepayments and other non-financial receivables	1,159	1,216

Prepayments and financial receivables	3,885	6,084

1) Collateral receivables are mainly related to cash paid as security for counterparties credit exposure towards Equinor.
2) Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.

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

	At 31 December
(in USD million)	2025	2024

Crude oil	2,028	2,696
Petroleum products	367	482
Natural gas	60	50
Commodity inventories at the lower of cost and net realisable value	2,454	3,227

Natural gas held for trading purposes measured at fair value	230	391
Spare parts and operational materials	624	402
Other	21	11

Total inventories	3,330	4,031

Inventories held for trading purposes consist mainly of natural gas storages held by Danske Commodities.
Equinor 2025 Annual Report on Form 20-F  126
Note 18. Trade and other receivables

	At 31 December
(in USD million)	2025	2024

Trade receivables from contracts with customers1)	9,509	11,073
Other current trade receivables	728	1,653
Receivables from participation in joint operations and similar arrangements	380	529
Receivables from equity accounted companies and other related parties	203	335

Trade and other receivables	10,819	13,590

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
insignificant risk of changes in fair value. Cash and cash equivalent items are mainly accounted for at amortised cost except for money market funds that are accounted for at fair value.

	At 31 December
(in USD million)	2025	2024

Cash at bank available	1,402	3,524
Time deposits	428	244
Money market funds	2,236	1,278
Interest-bearing securities	970	857

Cash and cash equivalents	5,036	5,903
Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.
Equinor 2025 Annual Report on Form 20-F  127
Note 20. Shareholders' equity, capital distribution and earnings per share

	Number of shares	NOK per value	NOK	USD

Share capital at 1 January 2025	2,792,781,230	2.5	6,981,953,075.00	1,051,693,005
Capital reduction	(235,973,718)	2.5	(589,934,295.00)	(56,222,940)

Share capital at 31 December 2025	2,556,807,512	2.5	6,392,018,780.00	995,470,065

	Number of shares	NOK per value	Common stock

Authorised and issued	2,556,807,512	2.5	6,392,018,780.00
Treasury shares
Share buy-back programme	(45,504,549)	2.5	(113,761,372.50)
Employees share saving plan	(11,031,933)	2.5	(27,579,832.50)

Total outstanding shares	2,500,271,030	2.5	6,250,677,575.00
Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.
Dividend
During 2025, dividend for the third and for the fourth quarter of 2024 and dividend for the first and second quarter of 2025 were settled. Dividend declared but not yet settled is presented as dividends payable in the Consolidated balance sheet.
The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2025 relates to the fourth quarter of 2024 and to the first three quarters of 2025.
On 3 February 2026, the board of directors proposed to the annual general meeting on 12 May 2026 a cash dividend for the fourth quarter of 2025 of USD 0.39 per share. The Equinor share will trade ex-dividend 13 May 2026 on the Oslo Børs and 15 May 2026 for ADR holders on the New York Stock Exchange. Record date will be 15 May 2026 and payment date will be 27 May 2026.

	At 31 December
(in USD million)	2025	2024

Dividends declared	3,787	7,802
USD per share or ADS	1.4800	2.8000

Dividends paid	4,791	8,578
USD per share or ADS	1.8100	3.0000
NOK per share	19.1552	32.1645
Equinor 2025 Annual Report on Form 20-F  128
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
On 3 February 2026, the board of directors decided to
announce share buy-back for 2026 of up to USD 1.5
billion, subject to market outlook and balance sheet
strength.
The first tranche of up to USD 375 million of the 2026
share buy-back programme will commence on 5
February and end no later than 30 March 2026. This
tranche is based on the authorisation from the annual
general meeting in May 2025, valid until the next annual
general meeting, but no later than 30 June 2026.
Commencement of new share buy-back tranches after
the first tranche in 2026 will be decided by the board of
directors on a quarterly basis in line with the company’s
dividend policy and will be subject to board
authorisations for share buy-back from the company’s
annual general meeting and agreement with the
Norwegian state regarding share buy-back.

Number of shares	2025	2024

Share buy-back programme at 1 January	56,267,027	49,486,793
Purchase	67,108,849	76,186,948
Cancellation	(77,871,327)	(69,406,714)

Share buy-back programme at 31 December	45,504,549	56,267,027

Equity impact of share buy-back programmes

(in USD million)	2025	2024

First tranche	397	396
Second tranche	418	528
Third tranche	418	528
Fourth tranche	418	528
Total open market share	1,650	1,980

Norwegian state share1)	4,141	3,956

Total	5,791	5,936

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme.
Equinor 2025 Annual Report on Form 20-F  129
Based on the authorisation from the annual general meeting on 14 May 2025, the board of directors has, on a quarterly basis, decided on share buy-back tranches. The 2025 programme was up to USD 5 billion, including shares to be redeemed from the Norwegian state.
During 2025, four tranches of in total USD 5 billion were launched, including shares to be redeemed from the Norwegian state. The market execution of the fourth tranche was completed in January 2026. As of 31 December 2025, USD 285 million of the fourth tranche had been purchased in the market, of which USD 271 million had been settled.
Due to an irrevocable agreement with a third party, the total market execution of the fourth tranche of USD 418 million has been recognised as reduction in equity.
In order to maintain the Norwegian state’s ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2024 programme as well as the first tranche of the 2025 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 14 May 2025. The Norwegian state’s share of USD 4,141 million (NOK 42.7 billion) following the capital reduction was settled in July 2025. A proportionate share of the second, third and fourth tranche of the 2025 programme as well as the first tranche of the 2026 programme will be redeemed and cancelled at the annual general meeting in May 2026.

Employees' share saving plan

Number of shares	2025	2024

Share saving plan at 1 January	8,987,375	8,884,668
Purchase	4,131,744	3,237,233
Allocated to employees	(2,087,186)	(3,134,526)

Share saving plan at 31 December	11,031,933	8,987,375
In 2025 and 2024 treasury shares were purchased to employees participating in the share saving plan for USD 99 million and USD 85 million, respectively. For further information, see note 8 Salaries and personnel expenses.

Earnings per share

Number of shares	2025	2024

Basic earnings per share
Net income (loss) attributable to shareholders of the company	5,043	8,806
Weighted average number of ordinary shares outstanding	2,593	2,821

Basic earnings per share (in USD)	1.94	3.12

Diluted earnings per share
Net income (loss) attributable to shareholders of the company	5,043	8,806
Weighted average number of ordinary shares outstanding, diluted	2,601	2,827

Diluted earnings per share (in USD)	1.94	3.11
Basic and diluted earnings per share amounts are calculated by dividing the Net income (loss) for the year attributable to shareholders by relevant weighted average number of ordinary shares outstanding during the year. Shares purchased to employees participating in the share saving plan is the only diluting element.
Equinor 2025 Annual Report on Form 20-F  130
Note 21. Finance debt
Unsecured bonds amounting to USD 15,028 million are
denominated in USD and unsecured bonds
denominated in other currencies amounting to
USD 7,366 million are swapped into USD. One bond
denominated in EUR amounting to USD 881 million is
not swapped. The table does not include the effects of
agreements entered into to swap the various currencies
into USD. For further information see note 28 Financial
instruments and fair value measurement.
Equinor's unsecured bonds issued prior to 2019,
contain provisions restricting future pledging of assets
to secure borrowings (negative pledge) without granting
a similar secured status to the existing bondholders and
lenders. Bonds issued thereafter do not contain similar
restrictions.

Non-current finance debt
Finance debt measured at amortised cost
	Weighted average interest rates in %1)		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December²⁾
	2025	2024	2025	2024	2025	2024

Unsecured bonds
United States Dollar (USD)	4.12%	3.93%	15,028	13,288	14,264	12,169
Euro (EUR)	1.34%	1.51%	6,298	6,239	5,880	5,856
Great Britain Pound (GBP)	6.08%	6.08%	1,850	1,721	1,996	1,863
Norwegian Kroner (NOK)	4.27%	4.27%	99	88	101	87

Total unsecured bonds			23,274	21,336	22,241	19,975

Unsecured loans
Brazilian real (BRL)	12.74%	10.05%	27	136	27	136
Japanese Yen (JPY)	4.30%	4.30%	64	64	69	72

Total unsecured loans			91	200	96	208

Secured loans
United States Dollar (USD)	3.66%	—	2,667	—	2,667	—
Euro (EUR)	1.78%	—	67	—	67	—

Total secured loans			2,734	—	2,734	—

Total			26,099	21,536	25,071	20,183

Non-current finance debt due within one year			2,336	2,175	2,332	2,191

Non-current finance debt			23,763	19,361	22,739	17,992

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy.
For more information regarding fair value hierarchy, see note 28 Financial instruments and fair value measurement

Equinor 2025 Annual Report on Form 20-F  131

In 2025 Equinor issued the following bonds

Issuance bonds	Currency	Amount in million	Interest rate in %	Maturity date

3 June 2025	USD	550	4.250	June 2028
3 June 2025	USD	400	4.500	September 2030
3 June 2025	USD	800	5.125	June 2035
14 November 2025	USD	250	4.250	June 2028
14 November 2025	USD	250	4.500	September 2030
14 November 2025	USD	1,000	4.750	November 2035
The 2028 Notes and the 2030 Notes issued on 14 November 2025 constituted a further issuance of, and are consolidated and forms a single series with, Equinor’s outstanding USD 550 million 4.25% Notes due 2 June 2028 and USD 400 million
4.50% Notes due 3 September 2030, respectively, originally issued on 3 June 2025.
Out of Equinor's total outstanding unsecured bond portfolio, 32 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 23,175 million at the 31 December 2025 closing currency exchange rate.
Out of Equinor’s non-current secured loans, project financing for a total of USD 2.7 billion relates to financing of Empire
Wind project, which is currently under construction. The stop work order received 22 December 2025, as further described in note 14 Impairments, triggered a potential default with a contractually embedded cure period. The cure period ensured that no event of default existed at 31 December 2025. The preliminary injunction on 15 January 2026 lifted the suspension within the contractual cure period, confirming management’s year end assessment. The case is still ongoing, and there is a risk that developments in 2026 could cause the project financing to become repayable within twelve months from that date, which would affect the classification of the related loans.
For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 4 Financial risk and capital management.

Non-current finance debt maturity profile
	At 31 December
(in USD million)	2025	2024

Year 2 and 3	5,366	4,462
Year 4 and 5	3,275	2,463
After 5 years	15,122	12,436

Total repayment of non-current finance debt	23,763	19,361

Weighted average maturity (years - including current portion)	8	9
Weighted average annual interest rate (% - including current portion)	3.54%	3.44%

Current finance debt
	At 31 December
(in USD million)	2025	2024

Collateral liabilities	1,298	385
Non-current finance debt due within one year	2,336	2,175
Other including US Commercial paper programme and bank overdraft	412	4,664

Total current finance debt	4,047	7,223

Weighted average interest rate (%)	1.50%	3.60%
Collateral liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure. Outstanding amounts on Equinor's US Commercial paper (CP) programme amounted to USD 224 million as of 31 December 2025 and
USD 4,115 million as of 31 December 2024.
Equinor 2025 Annual Report on Form 20-F  132

Reconciliation of cash flows from financing activities to finance line items in balance sheet
(in USD million)	Non-current finance debt	Current finance debt	Dividend payable	Lease liabilities1)	Accrued trade expenses and other payables2)	Collateral receivables3)	Other balance sheet items	Total

At 1 January 2025	19,361	7,223	1,906	3,510	866	(4,254)

New finance debt	5,915							5,915
Repayment of finance debt	(2,400)							(2,400)
Repayment of lease liabilities				(1,459)				(1,459)
Dividend paid			(4,791)					(4,791)
Share buy-back		(4,260)			(1,656)			(5,916)
Net current finance debt and other finance activities		(3,634)				843	(85)	(2,875)

Net cash flow from financing activities	3,515	(7,894)	(4,791)	(1,459)	(1,656)	843	(85)	(11,526)

Transfer to current portion	(162)	162
Dividend declared			3,787
Share buy back committed		4,141			1,650
Debt in other entities	65
New leases				1,229
Effect of exchange rate changes	959	14		147	23	(21)
Other changes	26	401	20	(15)	(135)	962

Net other changes	888	4,718	3,808	1,361	1,538	941

At 31 December 2025	23,763	4,047	923	3,412	748	(2,470)
Equinor 2025 Annual Report on Form 20-F  133

(in USD million)	Non-current finance debt	Current finance debt	Dividend payable	Lease liabilities1)	Accrued trade expenses and other payables2)	Collateral receivables3)	Other balance sheet items	Total

At 1 January 2024	22,230	5,996	2,649	3,570	715	(3,758)

Repayment of finance debt	(2,592)							(2,592)
Repayment of lease liabilities				(1,491)				(1,491)
Dividend paid			(8,578)					(8,578)
Share buy-back		(4,023)			(1,990)			(6,013)
Net current finance debt and other finance activities		868				144	(79)	933

Net cash flow from financing activities	(2,592)	(3,155)	(8,578)	(1,491)	(1,990)	144	(79)	(17,741)

Transfer to current portion	225	(225)
Dividends declared			7,802
Share buy back committed		3,956			1,980
Debt in other entities	—
New leases				1,595
Effect of exchange rate changes	(450)	(20)		(141)	(20)	11
Other changes	(52)	671	33	(23)	180	(652)

Net other changes	(278)	4,382	7,835	1,432	2,140	(641)

At 31 December 2024	19,361	7,223	1,906	3,510	866	(4,254)
1)See note 25 Leases for more information.
2)Accrued trade expenses and other payables are included in Trade and other payables in the Consolidated balance sheet. See note 24 Trade and other payables for more information.
3)Financial receivable collaterals are included in Current prepayments and financial receivables in the Consolidated balance sheet. See note 16 Financial investments and financial receivables for more information. Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.
Equinor 2025 Annual Report on Form 20-F  134
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
Net pension cost
Total pension costs amount to USD 487 million in 2025,
USD 495 million in 2024 and USD 441 million in 2023.
In addition, interest cost and interest income related to
defined benefit plans are included in the Consolidated
statement of income within Net financial items.
Equinor 2025 Annual Report on Form 20-F  135

Changes in pension liabilities and plan assets during the year
(in USD million)	2025	2024

Pension liabilities at 1 January	7,286	8,328
Current service cost	136	153
Interest cost	415	376
Actuarial (gains)/losses	(348)	(494)
Foreign currency translation effects	915	(853)
Other changes in notional contribution liability and other effects	200	61
Benefits paid	(310)	(284)
Losses/(gains) from curtailment, settlement or plan amendment	(90)	—
Pension liabilities at 31 December	8,204	7,286

Fair value of plan assets at 1 January	5,522	5,664
Interest income	257	204
Return on plan assets (excluding interest income)	170	259
Company contributions	66	129
Benefits paid	(158)	(148)
Other effects	(93)	—
Foreign currency translation effects	676	(587)
Asset ceiling	(205)	—

Fair value of plan assets at 31 December	6,235	5,522

Net pension liability at 31 December	1,969	1,765

Represented by:
Asset recognised as non-current pension assets (funded plan)	2,107	1,717
Liability recognised as non-current pension liabilities (unfunded plans)	4,076	3,482

Pension liabilities specified by funded and unfunded pension plans	8,204	7,286

Funded	4,132	3,808
Unfunded	4,072	3,478
Equinor recognised an actuarial gain from changes in financial assumptions in 2025. The interest rate increased by 25 basis points compared to year end 2024. An actuarial gain was recognised in 2024.

Actuarial assumptions
	Assumptions used to determine benefit obligations in %
Rounded to the nearest quartile	2025	2024

Discount rate	4.50	4.25
Rate of compensation increase	4.00	4.00
Expected rate of pension increase	3.25	3.25
Expected increase of social security base amount (G-amount)	3.75	3.75

Weighted-average duration of the defined benefit obligation	12.50	13.00
The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund.
The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.
Equinor 2025 Annual Report on Form 20-F  136
Sensitivity analysis
The table below presents an estimate of the potential effects of changes in discount rate and expected rate of pension increase for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December
2025.

	Discount rate		Expected rate of pension increase
(in USD million)	0.50%	(0.50)%	0.50%	(0.50)%

Effect on:
Defined benefit obligation at 31 December 2025	(423)	472	418	(383)
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
In 2025, 98% of the equity securities and 21% of bonds had quoted market prices in an active market. 2% of the equity securities, 79% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.
In 2024, 98% of the equity securities and 6% of bonds had quoted market prices in an active market. 2% of the equity securities, 94% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.
For definition of the various levels, see note 28 Financial instruments and fair value measurement.
Estimated company contributions to be made to Equinor Pension in 2026 is approximately USD  85 million.
The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2025. The portfolio weight during a year will depend on the risk capacity.

(in %)	2025	2024	Target portfolio weight

Equity securities	35.2	34.1	30 - 38
Interest bearing investments	61.1	61.7	55 - 67
Real estate	3.7	4.2	0 - 10

Total	100.0	100.0
Equinor 2025 Annual Report on Form 20-F  137
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
impact the estimates significantly. As a result, the initial recognition of ARO and subsequent adjustments involve
the application of significant judgement.
Equinor 2025 Annual Report on Form 20-F  138

(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total

Non-current portion at 31 December 2024	10,777	2,150	12,927
Current portion at 31 December 2024¹⁾	151	554	706

Provisions and other liabilities at 31 December 2024	10,928	2,704	13,632

New or increased provisions and other liabilities	780	186	966
Change in estimates	1,159	(23)	1,136
Amounts charged against provisions and other liabilities	(291)	(730)	(1,021)
Effects of change in the discount rate	(157)	2	(155)
Reduction due to divestments	(809)	(25)	(834)
Accretion expenses	586	20	606
Reclassification, transfer and other	332	(48)	284
Foreign currency translation effects	1,070	107	1,177

Provisions and other liabilities at 31 December 2025	13,598	2,194	15,791

Non-current portion at 31 December 2025	13,084	1,631	14,715
Current portion at 31 December 2025¹⁾	514	563	1,076
1) Included in the line item Current provisions and other liabilities in the Consolidated Balance sheet, further detailed below.
Equinor's estimated asset retirement obligations (ARO)
have increased by USD 2,669 million to USD 13,598
million at 31 December 2025 compared to year-end
2024.
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
information on provisions and contingent liabilities, see
note 26 Other commitments, contingent liabilities and
contingent assets.
Equinor 2025 Annual Report on Form 20-F  139
The timing of cash outflows of asset retirement obligations depends on the expected cease of production at the various facilities.
The undiscounted value of the total ARO amounts to USD 20,114 million at year end.
Sensitivities with regards to discount rate on the total ARO portfolio
The discount rate sensitivity has been calculated by assuming a reasonably possible change of 1.0 percentage points.
An increase in the discount rate of 1.0 percentage points would reduce the ARO liability by USD 1.4 billion. A corresponding reduction would increase the liability by USD 2.1 billion.
See note 3 Climate change and energy transition for sensitivity with regards to change in the removal year.
The interest rates used to calculate the net present value (NPV) of ARO are shown in the “USD Risk free rate table.

Expected timing of cash outflows
(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total

2026 - 2030	2,293	1,712	4,005
2031 - 2035	2,273	151	2,425
2036 - 2040	2,458	8	2,465
2041 - 2045	3,445	(10)	3,435
Thereafter	3,128	334	3,462

At 31 December 2025	13,598	2,194	15,791

USD Risk free rate	31 December 2025
2 years	3.5%
5 years	3.7%
10 years	4.2%
20 years	4.8%
30 years	4.8%

Current provisions and other liabilities
	At 31 December
(in USD million)	2025	2024

Accrued expenses and other financial liabilities	1,807	1,385
Provisions	1,076	706
Other non-financial liabilities	416	293

Current provisions and other liabilities	3,299	2,384
Certain provisions are further described in note 26 Other commitments, contingent liabilities and contingent assets.
Equinor 2025 Annual Report on Form 20-F  140
Note 24. Trade and other payables

	At 31 December
(in USD million)	2025	2024

Trade payables	4,832	6,838
Payables due to participation in joint operations and similar arrangements	2,666	1,813
Payables to equity accounted companies and other related parties	1,455	1,593
Accrued trade expenses and other payables	748	866

Trade and other payables	9,700	11,110
For information regarding currency sensitivities, see note 4 Financial risk and capital management. For further information on payables to equity accounted companies and other related parties, see note 27 Related parties.
Equinor 2025 Annual Report on Form 20-F  141
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
The RoU assets are depreciated on a systematic
basis, over the shorter of each contract’s term and the
assets’ useful life, and in line with Equinor’s policy for
depreciation of similar or other relevant underlying
assets.
Short-term leases (12 months or less) and leases of
low-value assets are expensed or (if appropriate)
capitalised as incurred, depending on the activity in
which the leased asset is used.
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
Equinor. When Equinor is considered to have the primary
responsibility for the full external lease payments, the
lease liability is recognised gross (100%).
Equinor 2025 Annual Report on Form 20-F  142
Equinor leases certain assets, notably drilling rigs,
transportation vessels, storages and office facilities for
operational activities. Equinor has the primary
responsibility for the full external lease payments in the
majority of the lease contracts, and the use of leases
serves operational purposes rather than as a tool for
financing.
Equinor recognised revenues of USD 294 million in
2025 and USD 269 million in 2024 related to lease
costs recovered from licence partners related to lease
contracts being recognised gross by Equinor.
Commitments relating to lease contracts which had not
yet commenced at year-end are included within note 26
Other commitments, contingent liabilities and contingent
assets.
A maturity profile based on undiscounted contractual
cash flows for lease liabilities is disclosed in note 4
Financial risk and capital management.

Information related to lease payments and lease liabilities
(in USD million)		2025		2024

Lease liabilities at 1 January		3,510		3,570
New leases, including remeasurements and cancellations		1,229		1,595
Gross lease payments	(1,638)		(1,682)
Lease interest	165		167
Lease repayments	(1,474)	(1,474)	(1,515)	(1,515)
Foreign currency translation effects		147		(141)

Lease liabilities at 31 December		3,412		3,510

Current lease liabilities		1,190		1,249
Non-current lease liabilities		2,221		2,261

Non-current lease liabilities maturity profile
	At 31 December
(in USD million)	2025	2024

Year 2 and 3	1,001	1,165
Year 4 and 5	367	431
After 5 years	853	665

Total repayment of non-current lease liabilities	2,221	2,261
The Right of use assets are included within the line item
Property, plant and equipment in the Consolidated
balance sheet. See also note 12 Property, plant and
equipment.
Equinor 2025 Annual Report on Form 20-F  143
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
Contractual commitments to construct or invest
Equinor had contractual commitments of USD 10,438
million as of 31 December 2025. The contractual
commitments reflect Equinor's proportional share and
mainly comprise construction and acquisition of
property, plant and equipment as well as committed
investments or funding to equity accounted entities of
USD 1,540 million.
Lease commitments
Equinor has entered into lease commitments for which
the lease had not commenced as of year-end. These
agreements include future leases for vessels, drilling
rigs and other assets for operational activities. Total
nominal minimum lease commitments for leases not yet
commenced amounted to USD 2,118 million as of 31
December 2025. For commenced leases, please refer
to note 25 Leases.
Other long-term commitments
As part of normal operation, Equinor has entered into
various long-term agreements for pipeline transportation
as well as terminal use, processing, storage and entry/
exit capacity commitments and commitments related to
specific purchase agreements.
The agreements ensure the rights to the capacity or
volumes in question, but also impose on Equinor the
obligation to pay for the agreed-upon service or
commodity, irrespective of actual use. The contracts'
terms vary, with durations of up to 2061. Total nominal
minimum other long-term commitments as of 31
December 2025 amounted to USD 12,196 million.
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
Several VoRs have been paid, but the settlement of the
remaining has been unsuccessful. PIUL initiated
arbitration in August 2020 claiming an estimated
amount of USD 532 million, of which Equinor holds a
31.85% share. The arbitration process occurred during
2024, and four of the five claims have received a ruling
in 2025. Both the final liability for these four claims and
the remaining exposure are deemed immaterial.
Equinor has provided for its best estimate in the matter.
Withholding tax dispute regarding remittances from
Brazil to Norway
Remittances made from Brazil for services are normally
subject to withholding income tax. In 2012, Equinor’s
subsidiaries in Brazil filed a lawsuit to avoid paying this
tax on remittances made to Equinor ASA and Equinor
Energy AS under the previous Brazil-Norway Double
Tax Treaty. The lawsuit relates to services without
transfer of technology on fields where Equinor is
operator. Withholding tax has not been paid between
2014 and 2025 based on court rulings. Equinor's share
of maximum exposure in the case at year end 2025 is
estimated at approximately USD 134 million. Although
Equinor continues to be of the view that all applicable
tax regulations have been applied in the case,
developments in similar litigation in Brazil led to an
updated evaluation of the likelihood of loss, and Equinor
has provided for the best estimate in the case as
income tax expense. The lawsuit is suspended and
shall resume after the Superior Court of Justice decides
on three leading cases involving other taxpayers.
Equinor 2025 Annual Report on Form 20-F  144
Suit for an annulment of Petrobras’ sale of the
interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of
Oil Workers of Sergipe (Sindipetro) filed a class action
suit against Petrobras, Equinor, and ANP - the Brazilian
Regulatory Agency - to seek annulment of Petrobras’
sale of the interest and operatorship in BM-S-8 to
Equinor, which was closed in November 2016 after
approval by the partners and authorities. During the last
years, court decisions that confirm Equinor’s position
have been issued at the first and second court instance
levels. The plaintiff still has the possibility of a narrower scope appeal. At the end of 2025, the acquired interest
remains on Equinor’s balance sheet, where the assets
related to phase 1 have been reclassified to property,
plant and equipment and the assets related to phase 2
are presented as intangible assets, all of which are part
of the Exploration & Production International (E&P
International) segment.
Brazilian law creating uncertainty regarding certain
tax incentives
Equinor is currently part in legal matters in the state of
Rio de Janeiro in Brazil related to a law requiring
taxpayers that benefit from ICMS tax incentives (i.e.
Repetro) to deposit 10% of the savings made from such
benefits into a state fund. Equinor is of the opinion that
specific incentives so far relevant for the Roncador and
Peregrino fields are not in scope of the law, while the
state of Rio de Janeiro requires deposits to be paid with
the addition of fines and
interest. While legal developments in 2023 included
clarification from the Supreme Court that the law is
constitutional, with a final ruling in 2025, Equinor’s
litigation in the matter continues, mainly related to the
law’s impact specifically for Repetro and other state tax
incentives. Equinor believes that our view in the matter
will ultimately be upheld by the courts, and no amounts
have consequently been provided for in the financial
statements. At year-end 2025, the maximum exposure
for Equinor in the matter has been estimated to be a
total of USD 88 million.
KKD oil sands partnership
Canadian tax authorities have issued a notice of
reassessment for 2014 for Equinor's Canadian
subsidiary, which was party to Equinor's divestment of
40% of the KKD Oil Sands partnership at that time. The
reassessment adjusts the allocation of the proceeds of
disposition of certain Canadian resource properties from
the partnership. Maximum exposure is estimated to be
approximately USD 368 million. Following an
administrative appeal process with Canadian tax
authorities, Equinor commenced court proceedings in
the matter in 2023. While the court process may take
several years, the reassessment will impact Equinor’s
tax paying position while the proceedings are ongoing.
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
are reflected as current tax payables or deferred tax
liabilities as appropriate, while uncertain tax assets are
reflected as current or deferred tax assets.
Equinor 2025 Annual Report on Form 20-F  145
Note 27. Related parties
Transactions with the Norwegian state
The Norwegian state is the majority shareholder of
Equinor and also holds major investments in other
Norwegian companies. As of 31 December 2025, the
Norwegian state had an ownership interest in Equinor of
67.0% (excluding Folketrygdfondet, the Norwegian
national insurance fund, of 3.1%). This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet the
definition of a related party.
Equinor markets and sells the Norwegian state's share
of oil and gas production from the Norwegian
continental shelf (NCS). The Norwegian state's
participation in petroleum activities is organised through
the Norwegian State’s Direct Financial Interests (SDFI).
For accounting policies and accounting judgement
related to transactions with the SDFI, see note 7 Total
revenues and other income. Total purchases of crude
oil, natural gas liquids (NGL), and liquified natural gas
(LNG) from the Norwegian state amounted to
USD 8.9 billion, USD 10.2 billion and USD 10.1 billion in
2025, 2024 and 2023, respectively. Payables to equity
accounted companies and other related parties
specified in note 24 Trade and other payables are
mostly related to these purchases, and is included in
the below table within Trade and other payables.
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
Gassco’s activities are performed on behalf of and for
the risk and reward of pipeline and terminal owners, and
capacity payments flow through Gassco to the
respective owners. Equinor payments that flowed
through Gassco in this respect amounted to
USD 1.3 billion in 2025, USD 0.9 billion and
USD 1.0 billion in 2024 and 2023 respectively. The
stated amounts represent Equinor’s capacity payment
net of Equinor’s own ownership interests in Gassco
operated infrastructure. In addition, Equinor manages,
in its own name, but for the Norwegian state’s account
and risk, the Norwegian state’s share of the Gassco
costs. These transactions are presented net.
Adura, jointly owned by Shell (50%) and Equinor (50%),
became a related party on 1 December 2025. Equinor
has entered into commercial agreements with Adura,
including agreements for the purchase and offtake of
lifted volumes. The owners will market Adura's oil and
gas volumes and also provide transitional services
under temporary service agreements. These
agreements are entered into on market‑based terms
and conditions. Further information regarding the joint
arrangement is provided in note 15 Joint arrangements
and associates.
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
Related party transactions due to Equinor’s share buy-
back programme are presented in note 20
Shareholders’ equity, capital distribution and earnings
per share. Outstanding balances to related parties split
on SDFI and other related parties are presented in the
below table. All related party transactions are carried
out on market terms.
Equinor 2025 Annual Report on Form 20-F  146

At 31 December 2025	Norwegian State's Direct Financial Interests	Equity accounted companies and other related parties	Third parties	Total amount
(in USD million)

Assets
Non-current prepayments and financial receivables	—	425	1,648	2,073
Trade and other receivables	123	80	10,616	10,819
Current prepayments and financial receivables		—	3,885	3,885

Liabilities
Non-current provisions and other liabilities	170	—	14,544	14,715
Trade and other payables	1,356	99	8,245	9,700
Current provisions and other liabilities			3,299	3,299
Current finance debt	131	21	3,895	4,047

At 31 December 2024	Norwegian State's Direct Financial Interests	Equity accounted companies and other related parties	Third parties	Total amount
(in USD million)

Assets
Non-current prepayments and financial receivables	—	294	1,085	1,379
Trade and other receivables	229	106	13,255	13,590
Current prepayments and financial receivables1)		5	6,079	6,084

Liabilities
Non-current provisions and other liabilities	274	—	12,652	12,927
Trade and other payables	1,547	46	9,517	11,110
Current provisions and other liabilities			2,384	2,384
Current finance debt	257	—	6,966	7,223
1) Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2 Accounting Policies for more information.

Equinor 2025 Annual Report on Form 20-F  147

financial statements
Note 28. Financial instruments and fair value measurement
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
Contracts to buy or sell a non-financial item that
can be settled net in cash or another financial
instrument are accounted for as financial
instruments. However, unless Equinor has a
practice of net settlement for similar contracts in
the portfolio, contracts that are entered into and
continue to be held for the purpose of the receipt
or delivery of a non-financial item in accordance
with Equinor's expected purchase, sale or usage
requirements, also referred to as own-use, are not
accounted for as financial instruments. Such sales
and purchases of physical commodity volumes
and power are reflected in the Consolidated
statement of income as Revenue from contracts
with customers and Purchases [net of inventory
variation], respectively. This is applicable to a
significant number of contracts for the purchase or
sale of crude oil and natural gas, as well as for
some contracts for the purchase or sale of power.
For contracts to sell a non-financial item that can
be settled net in cash, but are ultimately physically
settled without qualifying as own use prior to
settlement, the changes in fair value are included
in Gain/loss on commodity derivatives (see note 7
Total revenues and other income) .
When these derivatives are physically settled, the
previously recognised unrealised gain/loss is
deducted on the physically settled commodity
derivatives. Both these elements are included as
part of Revenues. The physical deliveries made
through such contracts are included in Revenue
from contracts with customers at contract price.
Derivatives embedded in host contracts which are
not financial assets within the scope of IFRS 9 are
recognised as separate derivatives and are
measured at fair value with subsequent changes
through profit and loss. This occurs, when their
risks and economic characteristics are not closely
related to those of the host contracts, and the host
contracts are not carried at fair value. Where there
is an active market for a commodity or other non-
financial item referenced in a purchase or sale
contract, a pricing formula based on this active
market will, for instance, be considered to be
closely related to the host purchase or sales
contract. However a price formula with indexation
to other markets or products will result in the
recognition of a separate derivative. In Equinor,
this mainly relates to certain natural gas sales
contracts where the pricing formula references
power. Where there is no active market for the
commodity or other non-financial item in question,
Equinor assesses the characteristics of such a
price related embedded derivative to be closely
related to the host contract if the price formula is
based on relevant indexations commonly used by
other market participants.
Equinor 2025 Annual Report on Form 20-F  148
Financial instruments by category
The following tables present Equinor's classes of
financial instruments and their carrying amounts by the
categories as they are defined in IFRS 9 Financial
Instruments. Information on fair value of finance debt
measured at amortised cost is presented in note 21. For
other financial current and non-current balance sheet
items at amortised cost, the difference between
amortised cost and fair value is not material.

At 31 December 2025
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

Assets
Non-current derivative financial instruments			1,020		1,020
Non-current financial investments	16	86	6,752		6,839
Non-current prepayments and financial receivables	16	718		1,355	2,073

Trade and other receivables	18	10,819			10,819
Current prepayments and financial receivables	16	2,726		1,159	3,885
Current derivative financial instruments			667		667
Current financial investments	16	12,884	1,413		14,297
Cash and cash equivalents	19	2,800	2,236		5,036

Total		30,034	12,088	2,514	44,636

At 31 December 2024
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount

Assets
Non-current derivative financial instruments			648		648
Non-current financial investments	16	98	5,519		5,616
Non-current prepayments and financial receivables	16	743		636	1,379

Trade and other receivables	18	13,590			13,590
Current prepayments and financial receivables1)	16	4,868		1,216	6,084
Current derivative financial instruments			1,024		1,024
Current financial investments	16	14,991	344		15,335
Cash and cash equivalents1)	19	4,625	1,278		5,903

Total		38,915	8,813	1,852	49,580

1) Previously reported number for 2024 has been restated due to a change in classification of cash collaterals for commodity derivative transactions. Reference is made to note 2
Accounting Policies for more information.

Equinor 2025 Annual Report on Form 20-F  149

At 31 December 2025
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

Liabilities
Non-current finance debt	21	23,763			23,763
Non-current derivative financial instruments			1,150		1,150

Trade and other payables	24	9,700			9,700
Current provisions and other liabilities	23	1,807		1,493	3,299
Current finance debt	21	4,047			4,047
Dividend payable		923			923
Current derivative financial instruments			448		448

Total		40,240	1,598	1,493	43,330

At 31 December 2024
(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount

Liabilities
Non-current finance debt	21	19,361			19,361
Non-current derivative financial instruments			1,958		1,958

Trade and other payables	24	11,110			11,110
Current provisions and other liabilities	23	1,385		999	2,384
Current finance debt	21	7,223			7,223
Dividend payable		1,906			1,906
Current derivative financial instruments			833		833

Total		40,985	2,791	999	44,775
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
When there is no active market, fair value is determined
using valuation techniques. These techniques include
recent arm's-length market transactions, reference to
other instruments that are substantially the same,
discounted cash flow analysis, and pricing models and
related internal assumptions. In the valuation
techniques, Equinor also takes into consideration the
counterparty’s credit risk and its own credit risk. This
consideration is either reflected in the discount rate
used or through direct adjustments to the calculated
cash flows. For elements of long-term physical delivery
commodity contracts, fair value estimates, to the extent
possible, are based on quoted forward prices in the
market and underlying indexes in the contracts, as well
as assumptions of forward prices and margins where
observable market prices are unavailable. Similarly, the
fair values of interest and currency swaps are estimated
based on relevant quotes from active markets, quotes
of comparable instruments, and other appropriate
valuation techniques.
Equinor 2025 Annual Report on Form 20-F  150
Fair value hierarchy
The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments liabilities	Current derivative financial instruments - liabilities	Net fair value

At 31 December 2025
Level 1	4,105	—	1,149	13		—	(14)	5,253
Level 2	1,984	340	264	509	2,236	(1,150)	(400)	3,781
Level 3	663	680	—	145		—	(34)	1,455

Total fair value	6,752	1,020	1,413	667	2,236	(1,150)	(448)	10,490

At 31 December 2024
Level 1	3,178	—	—	2		—	—	3,180
Level 2	1,762	105	344	904	1,278	(1,942)	(775)	1,676
Level 3	579	543		118		(17)	(58)	1,167

Total fair value	5,519	648	344	1,024	1,278	(1,958)	(833)	6,022
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
Level 2, fair value based on inputs other than quoted
prices included within level 1, which are derived from
observable market transactions, includes Equinor's non-
standardised contracts for which fair values are
determined on the basis of price inputs from observable
market transactions. This will typically be when Equinor
uses forward prices on crude oil, natural gas, interest
rates and foreign currency exchange rates as inputs to
the valuation models to determine the fair value of its
derivative financial instruments.
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
included when applicable. The fair values of these
derivative financial instruments have been classified in
their entirety in the third category within current
Equinor 2025 Annual Report on Form 20-F  151
derivative financial instruments and non-current
derivative financial instruments.
During 2025 the financial instruments within level 3
have had a net increase in fair value of
USD 289 million, of which a gain of USD 282 million
was recognised in the Consolidated statement of
income, mainly due to changes in fair value of certain
embedded derivatives. During 2024, financial
instruments within level 3 had a net increase in fair
value of USD 75 million, of which a gain of
USD 216 million was recognised in the Consolidated
statement of income, mainly due to changes in fair
value of certain embedded derivatives and earn-out
agreements..
Note 29. Subsequent events
Agreement to sell Equinor’s onshore assets in
Argentina
On 2 February 2026, Equinor announced that it had
entered into an agreement with Vista Energy to divest
its full onshore position in Argentina’s Vaca Muerta
basin, and the assets have met the requirements for
classification as held for sale after the reporting period.
The transaction includes Equinor’s 30% non-operated
interest in Bandurria Sur and its 50% non-operated
interest in Bajo del Toro within the E&P International
segment. The total consideration before interim period
adjustments is estimated to around USD 1,100 million,
consisting of USD 550 million in cash at closing and the
remainder in Vista shares and contingent payments
linked to production and oil prices over a five-year
period. Equinor expects a gain at expected closing.
Gain at closing is dependent on among other closing
date, future development of Vista shares and oil price
and hence a reliable estimate cannot be made. The
transaction has an effective date of 1 July 2025. Closing
of the transaction is subject to relevant approvals, and
is expected within 2026.